Form 20-F
period 2002-12-31
ENDESA SA
filed 2003-06-30
CIK 1046649

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-9932

ENDESA, S.A.
(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)

Ribera de Loira, 60
28042 Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary shares, nominal value €1.20 each* American Depositary Shares, each representing the right to receive one ordinary share	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange

*	Listed on the New York Stock Exchange not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of issued shares of each class of stock of Endesa, S.A. as of December 31, 2002 was:

        Ordinary shares, nominal value €1.20 each: 1,058,752,117

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                                 No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                                                 Item 18 ☒

i

CERTAIN TERMS AND CONVENTIONS

        As used in this annual report on Form 20-F, "Endesa" and first person, personal pronouns such as "we", "us" or "our" refer to Endesa, S.A. and its consolidated subsidiaries which comprise the Endesa Group unless the context otherwise requires. When we use second person, personal pronouns in this report, such as "you" and "your", we mean exclusively persons who have purchased securities issued or guaranteed by Endesa or one of its consolidated subsidiaries as the context requires.

        References to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively; references to "MW" and "MWh" are to megawatts and megawatt hours, respectively; references to "kW" and "kWh" are to kilowatts and kilowatt hours, respectively; and references to "kV" are to kilovolts. References to "Nm3" are to normal cubic meters and references to "bcm" are to billions of cubic meters. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to our production do not include electricity consumed by our generators.

        Energy losses of our Latin American subsidiaries are calculated on a 12-month rolling basis by (i) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a given 12-month period and (ii) calculating the percentage that the resulting quantity bears to the aggregate number of GWh of energy purchased and self-generated within the same 12-month period.

PRESENTATION OF FINANCIAL INFORMATION

        When we use "euro" or "€" in this annual report, we mean the European Union euro, which is Spain's legal currency. When we use "dollars", "U.S.$" or "$" in this annual report, we mean United States dollars. When we use "pesetas" or "Ptas" in this annual report, we mean Spanish pesetas, which was formerly Spain's legal currency. The word "billion" refers to one thousand million.

        We historically published our financial statements in Spanish pesetas. Beginning in 2001, we began publishing our financial statements in euro. The exchange rate at which the Spanish peseta has been irrevocably fixed against the euro is Ptas 166.386 = €1.00. Financial data for periods prior to January 1, 1999 were restated from Spanish pesetas into euro using the irrevocably-fixed rate of exchange. Comparative financial data for periods prior to January 1, 1999 reported in euro depict the same trends that would have been presented had we continued to present financial statements in Spanish pesetas. However, financial data for periods prior to January 1, 1999 are not comparable with that of other companies reporting in euro that restated these amounts from a currency other than the Spanish peseta.

FORWARD-LOOKING STATEMENTS

        This annual report contains statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "project", "anticipate", "believe", "should", "seek", "intend", "probability", "risk", "target", "goal", "objective", "estimate", "future" and similar expressions or variations on such expressions. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things, trends affecting our business, financial condition or results of operations.

        These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors that may be beyond our control. The accompanying information contained in this annual report, including, without limitation, the information under "Item 3. Key Information—Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" identifies important factors that could cause such differences.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the dates thereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    DIRECTORS AND SENIOR MANAGEMENT.

        Not applicable.

B.    ADVISERS

        Not applicable.

C.    AUDITORS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

Selected Consolidated Financial Information

        The following table presents selected consolidated financial data of Endesa, S.A. You should read this table in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements appearing elsewhere in this annual report. The consolidated income statement data for each of the three years in the period ended December 31, 2002 and the consolidated balance sheet data of December 31, 2002 and 2001 set forth below have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. See Note 26 to our consolidated financial statements. The principles of consolidation are described in Note 3 to our consolidated financial statements. The consolidated income statement data for each of the two years in the period ended December 31, 1999 and the consolidated balance sheet data as of December 31, 2000, 1999 and 1998 set forth below have been derived from our audited consolidated financial statements, which are not included herein.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(millions of euro, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Net sales(1)	6,611	13,132	15,264	15,576	16,739
Expenses capitalized	91	137	220	330	320
Other operating revenues	134	226	198	179	179
Operating income	1,903	2,902	3,061	3,175	3,582
Income from continuing operations	1,695	2,451	1,699	1,046	1,500
Consolidated income before taxes	1,602	2,060	2,612	1,625	1,571
Income attributed to minority interests	(190)	(13)	(587)	(58)	136
Net income	1,097	1,278	1,407	1,479	1,270
Dividends	505	624	688	723	723
Operating income per ordinary share	1.99	2.74	2.89	3.00	3.38
Income from continuing operations per ordinary share	1.70	2.31	1.60	0.99	1.42
Net income per ordinary share or ADS(2)	1.10	1.21	1.33	1.40	1.20
Dividends per ordinary share or ADS (euro)	0.50	0.59	0.65	0.68	0.68
Dividends per ordinary share or ADS($)	0.62	0.59	0.61	0.60	0.71
Basic and diluted net income per ordinary share or ADS	1.10	1.21	1.33	1.40	1.20
Weighted average number of ordinary shares outstanding (in thousands)	997,453	1,002,650	1,058,752	1,058,752	1,058,752
Amounts in accordance with U.S. GAAP:
Net income	1,144	1,086	950	1,034	1,545
Net income per ordinary share or ADS(2)	1.15	1.08	0.90	0.98	1.46
Basic and diluted net income per ordinary share or ADS	1.15	1.08	0.90	0.98	1.46
	At December 31,
	1998	1999	2000	2001	2002
	(millions of euro)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Utility plant, net	17,047	30,062	30,413	30,152	27,741
Advance and construction work in progress	534	2,306	2,116	2,259	2,213
Financial investments	5,202	5,413	5,930	7,037	7,451
Other fixed and non-current assets	1,736	7,840	6,126	6,875	6,108
Current assets	3,056	6,403	5,534	6,123	6,876
Total assets	27,930	49,718	48,003	50,187	48,176
Current liabilities	5,269	9,905	9,472	9,610	11,582
Long-term debt(3)	8,100	18,551	19,188	22,700	19,786
Other non-current liabilities(4)	5,337	7,683	6,515	5,459	5,590
Minority interests	1,659	4,263	4,191	3,762	3,175
Stockholders' equity	7,566	9,317	8,638	8,656	8,043

Capital stock(5)	1,148	1,271	1,271	1,271	1,271
Amounts in accordance with U.S. GAAP:
Utility plant, net	14,032	27,264	28,346	28,678	23,988
Total assets	24,611	48,293	47,247	50,228	44,954
Long-term debt	8,118	17,738	19,290	23,222	20,141
Minority interests	1,850	6,080	4,369	4,435	2,496
Stockholders' equity	6,629	9,151	9,428	9,052	8,594

(1)
Prior to 1999, sales and purchases made through Spain's energy pool by companies belonging to the Endesa Group were eliminated from our consolidated financial statements. Since 1999, all sales made by Endesa Group companies have been made to Spain's energy pool and therefore, there have been no intercompany sales or purchases. Consequently, sales and energy purchases reflected in our consolidated financial statements in 1999, 2000, 2001 and 2002 are not comparable to prior years.

(2)
Net income per ordinary share and per ADS has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.

(3)
Long-term debt does not include current maturities. See Note 16 to our consolidated financial statements.

(4)
Other non-current liabilities includes negative goodwill, deferred revenues and provisions for contingencies and expenses.

(5)
Capital stock does not include long-term debt or redeemable preferred stock.

Exchange Rates

        The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for dollars expressed in pesetas per $1.00.

	Noon Buying Rate
Calendar Period	Period End	Average(1)	High	Low
1998	142.15	149.42	157.41	136.80
1999 (through January 15)	143.55	n.a.	144.26	140.86

(1)
The average of the noon buying rates on the last day of each month during the relevant period.

        Effective January 1, 1999, the following 11 European Union member states adopted the euro as a common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. They also established fixed conversion rates between their respective former sovereign currencies and the euro. On January 1, 2001, Greece joined the European Economic and Monetary Union. The exchange rate at which the Spanish peseta had been irrevocably fixed against the euro is Ptas 166.386 = €1.00. On January 1, 2002, the participating member states began issuing new euro-denominated bills and coins for use in cash transactions. As of March 1, 2002, the participating member states have withdrawn the bills and coins denominated in their respective former currencies from circulation, and they are no longer legal tender for any transactions.

        The Federal Reserve Bank of New York no longer quotes a noon buying rate for the currencies of any of the participating member states, including Spain. The noon buying rate for the euro on June 20, 2003 was $1.1616 = €1.00.

        The following tables set forth, for the periods and dates indicated, certain information concerning the noon buying rate for euro expressed in U.S. dollars per euro.

	Noon Buying Rate
Calendar Period	Period End	Average(1)	High	Low
Year ended December 31, 1999	1.0070	1.0588	1.1812	1.0016
Year ended December 31, 2000	0.9388	0.9207	1.0335	0.8270
Year ended December 31, 2001	0.8901	0.8909	0.9535	0.8370
Year ended December 31, 2002	1.0485	0.9495	1.0485	0.8594

(1)
The average of the noon buying rates on the last day of each month during the relevant period.

	Noon Buying Rate
Calendar Period	Period End	High	Low
Month ended January 31, 2003	1.0739	1.0861	1.0361
Month ended February 28, 2003	1.0779	1.0875	1.0716
Month ended March 31, 2003	1.0900	1.1062	1.0545
Month ended April 30, 2003	1.1180	1.1180	1.0621
Month ended May 31, 2003	1.1766	1.1853	1.1200
Month ended June 30, 2003 (through June 20)	1.1616	1.1870	1.1616

        Unless otherwise indicated, where this annual report provides translations into euro of amounts denominated in or resulting from transactions effected in currencies other than the euro, the conversion has been effected at the relevant exchange as published by the Spanish Central Bank.

        Our ordinary shares are quoted on the Spanish stock exchanges in euro. Currency fluctuations may affect the dollar equivalent of the euro price of our ordinary shares listed on the Spanish stock exchanges and, as a result, the market price of our American depositary shares (ADSs), which are listed on the New York Stock Exchange. Currency fluctuations may also affect the dollar amounts received by holders of American depositary receipts (ADRs) on conversion by the depositary of cash dividends (if any) paid in euro on the underlying ordinary shares.

        Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of our consolidated subsidiaries are denominated (principally the Chilean peso, the Colombian peso, the Argentine peso, the Brazilian real, the Peruvian nuevo sol and the U.S. dollar). See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

Risks Related to Our Latin American Operations

  We may not be able to implement our principal strategies in Latin America.

        The future results of operations of our Latin American subsidiaries will depend in significant part upon their ability to implement some of their principal strategies, namely, operating and financial cost reductions. The success of the plan to cut costs substantially, generally will depend upon numerous factors, including the cost and availability of financing and the ability to achieve operating efficiencies. If any of these strategies are unsuccessful, the profitability of our Latin American subsidiaries could suffer. The ability to carry out these strategies could be harmed by a number of factors, including among others, the failure of new meters and transformers being installed in Argentina, Brazil, Colombia and Peru to reduce electricity theft from our operations in those countries

  Our Latin American subsidiaries are subject to a variety of risks, including economic downturns and political risks.

        A material portion of our operations and investments outside Spain are located in Latin America and are exposed to various risks inherent in operating and investing in Latin America, including risks related to the following:

  •
  changes in government regulations and administrative policies;

  •
  imposition of currency restrictions and other restraints on movements of funds;

  •
  changes in the business or political environment in which we operate;

  •
  economic downturns, political instability and civil disturbances affecting operations; and

  •
  government expropriation of assets.

        In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends collected from these subsidiaries are exposed to material country risk as a result of adverse economic conditions in the region that may adversely affect demand, consumption and exchange rates.

  The current macroeconomic and political situation in Argentina and changes to regulations affecting our Argentine subsidiaries could have a material adverse effect on our business, financial condition and results of operations.

        Since the end of 2001, Argentine companies have continued to encounter difficulties as a result of the serious economic and political crisis affecting Argentina. Monetary and currency exchange control measures, including restrictions on bank deposit withdrawals and tight restrictions on transferring funds abroad, the suspension of payments by Argentina on its external debt and abrogation of the peso convertibility (and the consequent depreciation of the peso against the dollar) had a significant negative impact on the Argentine economic system, resulting in a contraction of economic activity, increasing inflation and exchange rate volatility.

        In March 2003, Argentina elected a new president, Mr. Néstor Kirchner. He took office on May 25, 2003 and decided to retain Mr. Roberto Lavagna as the Minister of Economy. One of the administration's first tasks will be to negotiate with the International Monetary Fund (IMF) to replace, through a long-term agreement, the $6.8 billion loan secured by the previous administration. The failure by the new government to successfully negotiate such agreement with the IMF may completely block Argentina's access to international financing, affecting the new government's ability to implement reforms required to restore stability, economic growth and public confidence. Furthermore, there can be no assurances that the Kirchner Administration will not adopt social, economic or other policies that have a material adverse effect on our business, financial condition or results of operations.

        The main risks we continue to face because of our operations in Argentina are the following:

  •
  the provisional framework for setting electricity and gas tariffs, which was established by the Federal Executive Power pursuant to Decree No. 120 of January 23, 2003, remains suspended by judicial order; currently, the electricity and gas tariffs currently in effect in Argentina do not take into account the real costs of the services that our Argentine subsidiaries provide and the energy prices in the hourly market do not reflect our subsidiaries' marginal costs to provide such energy;

  •
  in the case of an eventual rift in the agreement with the IMF, possible increases in the peso-dollar exchange rate and deeper restrictions on financial transactions with foreign entities.

  •
  if any of Enersis' subsidiaries default in the payment of any single indebtedness having an aggregate principal amount exceeding $30 million, it would result in a cross-default at the Enersis level.

  The Central Bank of Argentina has imposed restrictions on the transfer of funds outside of Argentina that could prevent our Argentinean subsidiaries from distributing dividends and paying principal on certain of their external debt as it becomes due.

        In early December 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free withdrawal of funds deposited with banks and tight restrictions on transferring funds abroad (including payments of dividends, principal and interest on debt), with certain exceptions for transfers related to foreign trade and other authorized transactions. Although most of these monetary and exchange control restrictions were recently lifted or softened, there is no assurance that the Argentine government will not reinstate such restrictions in the future, affecting Edesur's business and/or its ability to repay foreign debt.

        Currently, the prior approval of the Argentine Central Bank is not required for the remittance of dividends. However, such approval is required to prepay foreign debt abroad while principal and interest payments due and payable can only be paid outside Argentina after compliance with information and documentation requirements imposed by the Argentine Central Bank. We cannot assure you that the Argentine Central Bank will accept this information and documentation, or otherwise authorize such transfers.

        As of December 31, 2002, the debt of our Argentine subsidiaries amounted to approximately €628 million. As a matter of policy for all of our Argentine subsidiaries, including generation and distribution companies, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. No assurance can be given that our creditors will continue to accept, or that the Argentine Central Bank will continue to permit, rolling over debt principal when it becomes due.

Risks Related to Our Business and Industry

  Our operations are subject to extensive government regulation, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have an adverse effect on our business, financial condition and results of operations.

        Our operating subsidiaries which are public utilities are subject to extensive regulation of tariffs and other aspects of their business in Spain and in each of the other countries in which we operate. While we believe that we are in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. In addition, the introduction of new laws or regulations or changes in existing laws or regulations could have a material adverse effect on our business, financial condition and results of operations.

        We and our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects, to obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and regulations. As with any regulated company, we cannot assure you:

  •
  that these environmental impact studies will be approved by governmental authorities;

  •
  that public opposition will not result in delays or modifications to any proposed project; or

  •
  that laws or regulations will not change or be interpreted in a manner that increases our costs of compliance or adversely affects our operations or plants or our plans for the companies in which we have an investment.

  A significant amount of the energy we produce in certain markets is subject to market forces that may affect the price and amount of energy we sell.

        In Spain, we sell energy to the wholesale market or the energy pool that is subject to market forces which may determine the amount and price of the energy that we sell. Our business, financial condition and results of operations may be adversely affected by adverse changes in the amount or price of energy we are able to sell.

  Our results of operations may be adversely affected by tariff deficits in Spain.

        Under Spanish law, we are entitled to receive partial compensation for the costs we incur as a result of the transition to a fully-liberalized electricity industry in Spain. We refer to these as "competition transition costs", or CTCs. As a result of a change in Spanish regulation in 2001, CTCs are recoverable exclusively pursuant to what we refer to as the "system of differences". In accordance with the system of differences, we are entitled to receive as CTCs our corresponding portion of the positive difference between (i) the aggregate amount of electricity tariffs billed to final customers and (ii) a basket of costs related to the generation, transmission and distribution of electricity such as the aggregate cost of electricity purchased by distribution companies from the energy pool, transmission costs and distribution costs, as determined by the Spanish government on a yearly basis. If, however, the basket of costs, as determined by the Spanish government in a given year, is greater than the aggregate amount of electricity tariffs billed to final customers, then the Spanish electricity companies entitled to receive CTCs, including us, are liable for their proportionate share of the difference between (i) such basket of costs and (ii) the aggregate amount of electricity tariffs billed to final customers. We refer to this difference as a "tariff deficit". Because certain costs included in the basket of costs, particularly the cost of energy purchased from the energy pool, are determined in a competitive market, whereas electricity tariffs are fixed by the government, our results of operations may be adversely affected if prices in the energy pool increase.

  Our business may be affected by hydrological conditions.

        Our operations in Spain and those of our Latin American affiliates, particularly Endesa Chile, involve hydroelectric generation and, accordingly, we and our Latin American affiliates are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our hydroelectric generation facilities are located. If hydrological conditions result in droughts or other conditions that negatively affect our hydroelectric generation business, our results of operations could be materially adversely affected.

  Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risk.

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Our risk management strategies may not be successful, however, in limiting our exposure to changes in interest rates and foreign currency exchange rates, which could adversely affect our financial condition and results of operations.

  Construction of new facilities may be adversely affected by factors commonly associated with such projects.

        The development of power generation, transmission and distribution facilities can be time-consuming and highly complex. In connection with the development of such facilities, we must generally obtain government permits and approvals, land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, off-take arrangements and sufficient equity capital and debt financing. Factors that may affect our ability to construct new facilities include:

  •
  delays in obtaining regulatory approvals, including environmental permits;

  •
  shortages or changes in the price of equipment, materials or labor;

  •
  opposition of political and ethnic groups; and

  •
  adverse changes in the political and regulatory environment in the countries where we and our related companies operate.

        Any of these factors may cause delays in completion or commencement of operations of our construction projects and may increase the cost of contemplated projects. If we are unable to complete the projects contemplated, the costs incurred in connection with such projects may not be recoverable.

  We could be subject to environmental and other liability in connection with our operations.

        We face environmental risks inherent in our operations. Accordingly, we may be subject to claims for environmental and other damages in connection with our power generation, distribution and transmission facilities as well as our coal mining activities. We are also subject to risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. Spanish law and regulations limit the liability of nuclear plant owners. Such limits are consistent with international treaties ratified by Spain. Spanish law provides that the owners of each unit at each nuclear facility are liable for no more than €150 million as a result of claims relating to a single nuclear accident. We are jointly and severally liable with the owners of other interests for nuclear risks at each unit in which we have an interest. Our potential liability relating to our interests in nuclear facilities is fully covered by insurance for liabilities up to €150 million. If we were subject to liability for environmental and other damages in connection with our operations (other than our nuclear operations), it could have a material adverse effect on our business, financial condition and results of operations.

  The liberalization of the electricity industry in the European Union has led to increased competition and lower prices.

        The liberalization of the electricity industry in the European Union (including the countries in which we are present, such as Spain, Italy, France and Portugal) has led to increased competition as a result of consolidation and the entry of new market participants in European Union electricity markets, including the Spanish electricity market. The liberalization of the electricity industry in the European Union has also led to lower electricity prices in some market segments as a result of the entry of new competitors and cross-border energy suppliers and the establishment of European electricity exchanges, which have led to increased liquidity in the electricity markets. The exact scope of increased competition and any adverse effects on our results of operations and market share resulting from the full liberalization of European electricity markets, in particular, the Spanish electricity market in January 2003, will depend on a variety of factors that cannot be assessed with precision and that are beyond our control.

  We may not be able to make divestitures as planned.

        As part of our strategic plan 2002-2006, we expect to divest between €6-7 billion of financial investments and other assets not related to our core business or with limited strategic value, of which €4.2 billion had been divested as of the date of this annual report. Nevertheless, we may not be able to sell the rest of these assets for regulatory or other reasons, including our inability to locate interested buyers of such assets or to agree to the terms of such sales. If we are unable to make these divestitures as planned, we may be unable to make our anticipated capital expenditures or to strengthen our balance sheet and our results of operations may be adversely affected.

Risks Related to Integrating Our Acquired Companies

  The costs and difficulties of integrating acquired companies or businesses could limit our future growth and adversely affect our competitiveness.

        We made a significant acquisition in Italy in the first quarter of 2002. This acquisition and any future acquisitions may expose us to the following risks:

  •
  the difficulty of assimilating the operations and personnel of acquired entities;

  •
  the failure to maintain uniform standards, controls, procedures and policies; and

  •
  the impairment of relationships with employees as a result of changes in management and ownership.

Additionally, in connection with an acquisition, we will generally record goodwill that must be amortized under Spanish GAAP and which would reduce our earnings per ordinary share under Spanish GAAP. We cannot assure you that we would be successful in overcoming these risks, and our failure to overcome these risks could have a negative effect on our results of operations and financial condition.

Other Risks

  Forward-looking statements contained in this annual report may not be realized.

        We have made forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements relate to among other things:

  •
  our 2002-2006 strategic plan, including our anticipated capital expenditures and divestitures;

  •
  our ability to implement our cost-reduction plan in Spain, Italy, France and Latin America;

  •
  trends affecting our business, financial condition or results of operations, including market trends in the Spanish energy sector and the impact of regulations on the energy sector;

  •
  supervision and regulation of the Spanish, European and Latin American electricity sector;

  •
  our exposure to various types of market risks, such as interest rate risk and foreign exchange rate risk;

  •
  anticipated changes in foreign currency exchange rates;

  •
  our proposed dividend payout rate;

  •
  macroeconomic growth and inflation in Latin America and the region's growth potential in terms of capacity and consumption of electricity;

  •
  the anticipated effects of the macroeconomic and political crisis in Argentina;

  •
  expansion opportunities and potential future acquisitions or dispositions in developed and emerging markets.

        These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to:

  •
  the effect of the new regulatory regime under the Electricity Sector Law, including potential loss of market share and reduced operating margins, and our ability to adapt to the new commercial challenges brought about by the liberalization of the end-user market in Spain;

  •
  our ability to achieve targeted savings from personnel reductions;

  •
  inability to access the debt or equity capital markets;

  •
  our ability to find interested buyers who will pay acceptable prices for assets expected to be divested;

  •
  an increase in the market rates of interest;

  •
  adverse changes in currency exchange rates;

  •
  adverse decisions by regulators in the European Union, Spain, Italy, Chile, Argentina or elsewhere;

  •
  the future effect of any changes in the laws and regulations, including environmental regulations, applicable to us or our affiliates;

  •
  general macroeconomic conditions in the markets where we generate and distribute electricity;

  •
  our ability to implement successfully our plan and objectives for our Latin American subsidiaries, which includes cost reduction;

  •
  the impact of fluctuations in fuel and electricity prices;

  •
  our ability to maintain a stable supply of fuel;

  •
  our ability to manage the risks involved in the foregoing; and

  •
  other factors described in this annual report, including but not limited to "Item 4. Information on the Company—Regulation—New Regulatory Structure" and "Item 5. Operating and Financial Review and Prospects".

        In light of the many risks and uncertainties, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized. You are cautioned not to put undue reliance on any forward-looking information.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We are a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. Our ordinary shares are publicly traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and the Santiago Off Shore Stock Exchange in Chile, and our ADSs are listed on the New York Stock Exchange. We were formed under the laws of Spain on November 18, 1944 as "Empresa Nacional de Electricidad, S.A." and changed our name to Endesa, S.A. by resolution of the shareholders' meeting of June 25, 1997. Our principal executive office is located at Ribera de Loira, 60, 28042 Madrid, Spain, and our telephone number is (3491) 213 1000. Our agent for service of process in the United States is Endesa North America, Inc., 410 Park Avenue, Suite 410, New York, NY 10022.

B.    BUSINESS OVERVIEW

Overview

        We are the largest electricity company in Spain in terms of installed capacity, market share in generation and distribution, and market capitalization, with a presence in Italy, France, Portugal and North Africa and the first multinational private electricity company in Latin America. Our core business is energy. We are also involved in other activities related to our core energy business such as renewable energies and co-generation and the distribution and supply of natural gas. In addition, we hold interests in other businesses such as telecommunications.

        Our electricity business is principally focused on Spain, the Mediterranean region (including Italy, France, Portugal and North Africa) and Latin America.

        At December 31, 2002, we had a total installed capacity of 39,941 MW, and in 2002, we generated 155,849 GWh and distributed 133,096 GWh, supplying electricity to approximately 20.6 million customers in 12 countries. At that date, we had 26,354 employees, 12,334 of whom were located outside Spain, and our total assets amounted to approximately €48,176 million, 44.0% of which were located outside Spain.

        The geographic breakdown of net sales for the periods indicated is as follows:

Market	2002	2001	2000
	(millions of euro)
Spain	11,145	10,338	10,275
Italy	1,109	—
Rest of Europe	635	—	—
Chile	1,171	1,359	1,373
Argentina	385	1,302	1,326
Brazil	1,111	1,277	1,182
Colombia	685	775	719
Peru	498	525	389

Total	16,739	15,576	15,264

Our Core Business

  Electricity

        Our electricity business is conducted in three geographic regions:

  •
  Spain;

  •
  the rest of Europe; and

  •
  Latin America.

  Spain

        We are the leading electricity generator and distributor in Spain with an approximately 42.1% market share (including purchases from the Special Regime and imports) in generation and a 43.4% market share in distribution at December 31, 2002. We operate hydroelectric, nuclear, coal, fuel oil and gas generating facilities with a total installed capacity in Spain of 20,956 MW at December 31, 2002 and a total net generation of 89,357 GWh in 2002. In 2002, we sold 62,805 GWh to approximately 10.3 million regulated customers (i.e., those who have not chosen to contract with suppliers) in Catalonia, Andalusia, Aragon, Cantabria, the Balearic Islands, the Canary Islands, parts of Extremadura, Ceuta and Melilla. Through Endesa Energía, we are also one of the largest suppliers of electricity to deregulated customers (i.e., those who have chosen to contract with suppliers) with an approximately 36.7% market share at December 31, 2002. In 2002, Endesa Energía sold approximately 21,246 GWh to 8,314 points of supply corresponding to deregulated customers. In 2002, we began to supply natural gas through Endesa Energía to deregulated customers to whom we also supply electricity.

  Europe

        We have entered into the electricity business in Southern Europe, taking advantage of opportunities arising from the deregulation process in Europe and the demand for the cross-border supply of electricity to deregulated customers throughout Europe. We operate plants in Italy with total installed capacity of 5,720 MW and have interests in an additional 3,534 MW in France and Portugal at December 31, 2002 and a total net generation in the participated companies amounted to 29,708 GWh in 2002. In 2002, we supplied electricity to 547 points of consumption in Europe (outside Spain) and North Africa. In April 2001, we acquired a 30.0% interest in Societé Nationale d'Electricité et Thermique (Snet), France's second largest electricity generator. In September 2001, a consortium led by us, with a 45.3% stake, acquired Elettrogen (subsequently renamed Endesa Italia), one of the three largest generators of electricity in Italy. We acquired an additional 5.7% stake in the consortium in March 2002. Due to our 51% stake in the consortium that owns Endesa Italia, we control the consortium and have consolidated the results of Endesa Italia in our financial statements for 2002. We also have an option to acquire an additional 34.3% stake in Endesa Italia, which may be exercised through 2006.

        In Northern Africa, we hold an 18% stake in Lydec, a distributor of electricity and water in Casablanca, and we hold a 32% stake in a consortium with Office National de l'Electricité (ONE) to construct a 384 MW combined cycle gas turbine plant (named Tahaddart).

  Latin America

        We are involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America. We participate in more than 20 electricity companies in the region, either directly or through our controlling stake in the Latin American electricity group, Enersis, of which we acquired control in 1999, becoming the leading electricity group in Latin America. We are the largest electricity operator in Chile, Argentina, Colombia and Peru and have a significant presence in Brazil and, to a lesser extent, in the Dominican Republic. In each of these countries, we operate both generation and distribution assets. Endesa Chile manages our electricity generation business in Latin America and Chilectra manages our electricity distribution business in Latin America. Both Endesa Chile and Chilectra are controlled by Enersis. In 2002, we had a total installed capacity of 13,265 MW in the region, generated 43,116 GWh and distributed 47,494 GWh to more than 10.3 million customers. At December 31, 2002, assets in Latin America represented 33.7% of our total consolidated assets. For 2002, Latin American operations contributed 35.4% of operating income and 21.4% of operating income, adjusted for minority interests.

  Other Businesses: Related Businesses

  Natural Gas Distribution

        We conduct our natural gas distribution business through Endesa Gas which, together with the natural gas distribution companies in which it holds stakes, had more than 290,000 customers in Spain and approximately 200,000 customers in Portugal at December 31, 2002, an approximate increase of 12.1% from December 31, 2001. We are the second largest private natural gas distributor in Spain, with an approximately 4% market share in the domestic regulated market and an approximately 12% market share in the liberalized market (including supplies to our gas-powered facilities) at December 31, 2002. We also seek to secure the supply of natural gas for our generation activities. In Spain, our goal is to be present in the businesses of import, re-gasification, transport, distribution and supply of natural gas. In 2002, we began to supply natural gas through Endesa Energía to deregulated customers to whom we also supply electricity.

  Renewable Energies and Cogeneration

        We maintain a leading position in the cogeneration and renewable energies market in Spain, with an estimated market share of approximately 15% at December 31, 2002. At that date, our total installed capacity in this business area amounted to 1,805 MW, and we had an additional 122 MW of capacity under construction.

  Water Distribution and Treatment

        We have stakes in several companies that operate in the water distribution and treatment sector in Spain.

  Other Businesses: Non-Core Businesses

  Telecommunications

        In Spain, we are the largest shareholder of Auna, with an approximately 29.89% interest at December 31, 2002. Auna is the second largest integrated telecommunications operator in Spain principally through:

  •
  Auna Telecomunicaciones, a fixed-line telephony and cable telecommunications operator in Spain; and

  •
  Amena, the third largest mobile telephony operator in Spain.

        In Latin America, we own 100.0% of Smartcom, a Chilean wireless communications operator.

  Other

        We are present in the field of technologies related to information and electricity networks through our various initiatives in electronic commerce and the transmission of voice and data through the low-voltage electricity network, which is known as powerline communications technology, or PLC.

        Through Endesa Servicios, we also provide a variety of products and services, including information and management control systems, supply management and environmental services, to other companies within the Endesa Group as well as third parties.

Strategy

        During the past several years, we have focused on strengthening and improving the profitability of our electricity business in light of the significant changes occurring in the electricity sector in Spain and internationally as a result of the liberalization process and decreasing electricity prices. As part of this strategy, we sought to expand internationally with the goal of becoming an electricity operator in Latin America and Europe's Mediterranean region, where in 2001, we acquired interests in Elettrogen (renamed Endesa Italia) and Snet (France). As a result of our acquisitions, we have achieved our prior expansion goals and believe that we have acquired a competitive asset base. Accordingly, in February 2002, we announced our strategic plan 2002-2006, which we subsequently updated in October 2002 in response to the underlying macroeconomic and industry conditions. We believe we are achieving results in line with our strategic plan 2002-2006, and our overall priorities continue to be:

  •
  Increase profitability. We aim to increase the profitability of our core business by reinforcing and consolidating our leadership position in our markets, improving operating efficiency,

    implementing best practices and cost-cutting measures and optimizing our asset portfolio in Spain.

  •
  Grow organically. We aim to grow our core business organically in each of our markets through the construction of new combined cycle plants in Spain, by renewing capacity, by repowering the plants acquired in Italy and by taking advantage of the organic growth potential in Latin America in the medium to long term.

  •
  Manage our portfolio of assets. We aim to capture value through the divestment of our non-core and non-strategic assets.

  •
  Strengthen our financial position. We continue to strengthen our financial position by reducing debt levels, limiting our financial risks in Latin America.

        Currently, we place significant emphasis on generation of free cash flow, strengthening our balance sheet and consolidating and increasing the profitability of our core electricity business.

        In order to achieve these goals, we currently intend to invest approximately €9.7 billion, which represents a reduction of €3.3 billion from the level of investments contemplated by the February 2002 plan, during the period 2002-2006. Of this amount, approximately €5.4 billion is expected to be dedicated to maintaining existing assets and approximately €4.3 billion is expected to be dedicated to growing our businesses organically. In 2002, we invested €1.1 billion in relation to asset maintenance and €1.9 billion in relation to organic growth. Additionally, we intend to dispose of €6-7 billion in non-core assets during the period 2002-2006. For a discussion of our progress in achieving the objectives of our strategic plan 2002-2006, see "Item 5. Operating and Financial Review and Prospects—Factors Impacting Our Business—Strategic Plan 2002-2006".

  Energy and Related Businesses

  Spain

        In Spain, we intend to reinforce our leadership position by preserving our balanced portfolio, increasing our installed capacity without significant investment in our generation assets, reducing costs, improving efficiency and significantly increasing our presence in the market for natural gas. During the period 2002-2006, we plan to build seven combined cycle gas turbine plants and transform a coal-fired power station into an imported coal power station, which will extend its useful life by 20 years. As part of our strategic plan 2002-2006, we intend to make €2.0 billion of investments for growth and approximately €3.0 billion for asset maintenance. We aim to continue to improve our customer loyalty in light of the full liberalization of the Spanish electricity market as of January 1, 2003 by promoting the sale of integrated services, cross-selling gas and electricity to our eligible customers and improving the quality of our customer service. We plan to expand our market share in Spain's market for natural gas by:

  •
  leveraging our purchasing power to guarantee sources of supply through flexible and favorable long-term supply contracts;

  •
  taking advantage of potential synergies between our electricity business and natural gas supply business; and

  •
  concentrating on the supply of natural gas to eligible customers, i.e., the liberalized market.

  Europe

        As a result of our acquisition of minority interests in Snet in April 2001 and in Endesa Italia in September 2001, we achieved our previous goals with respect to expanding the geographic presence of our electricity generation business in Europe. In March 2002, we acquired an additional 5.7% of Endesa Italia from Santander Central Hispano for €126.9 million, as a result of which we now hold a controlling 51.0% interest. We are currently negotiating with CDF over the purchase of its remaining 51.25% interest in Snet.

        Our goal with respect to each of these companies is to increase installed capacity and output, reduce operating and maintenance costs and increase productivity. In Italy, we plan to increase Endesa Italia's installed capacity by 2007 through the addition of new combined cycle gas turbines to our thermal plants. We also plan to increase Endesa Italia's output significantly by 2007. We further seek to reduce Endesa Italia's operating and maintenance costs and improve its productivity ratios through the implementation of a cost reduction plan, increasing the available capacity of our plants and completing the repowering plan. In France, we plan to increase Snet's operating efficiency by improving operating processes and entering into new coal supply contracts. We are also selling Snet-generated electricity to eligible customers in France. In Portugal, where our interests currently consist of our 35% stake in the generation company, Tejo Energia, which owns and operates a 600 MW imported coal-fired plant and our activities in the marketing and supply of natural gas, we aim to increase our energy trading activities, the supply of electricity to eligible customers and the distribution of natural gas.

  Latin America

        In Latin America, our main objective for the period 2002-2006 is to strengthen our position as the leading multinational electricity company in the region by continuing to cut costs and implement best practices. In addition, as part of the financial strengthening plan of Enersis and Endesa Chile, we expect to see the benefits of the bank debt refinancing, the capital increase, asset sales and cash flow improvement. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile". We also plan to participate actively in the regulatory process in order to minimize regulatory risks in Latin American countries. In order to take advantage of our growth potential in Latin America, our strategic plan 2002-2006 includes investments of €500 million for organic growth and €1.7 billion for the maintenance of assets.

  Other Businesses

        Our strategy with respect to our other businesses, especially our investments in Auna and Smartcom, is to extract value in the medium-term. We plan to continue to participate only in those services and new technologies that add value to our core energy and related businesses.

Electricity Business in Spain

  Overview of the Electricity Regulatory Structure

        A new regulatory framework for the electricity industry, established by Law 54/1997 of November 27 (the "Electricity Sector Law"), came into effect on January 1, 1998. It is a deregulated system in which generation units compete in a wholesale market and provides a growing number of customers with the opportunity to choose their electricity supplier. The management and operation of transmission and distribution networks remain a regulated business.

        In 1999, the government adopted measures to decrease the legal threshold for customers to become eligible to choose their electric power suppliers ("eligible customers"). The electricity and natural gas sectors were completely liberalized as of January 1, 2003: from that moment on, all consumers are eligible, that is, free to choose whether to remain regulated and subject to the electricity tariff, or to become deregulated and contract with a supplier at a market rate. We refer to the latter clients as "deregulated clients".

        Spanish electricity rates, which are established annually pursuant to Royal Decrees, have been decreasing in real terms every year since 1992, which has accelerated since 1996. The cumulative rate of reduction in nominal terms for all Spanish customers was approximately 15.8% (32.6% in real terms) from 1996 through 2002. Spanish rates are now below the European average for the majority of consumer categories.

        On June 23, 2000, Royal Law-Decree 6/2000 was adopted to increase competition in the electricity sector. This measure principally provided:

  •
  a moratorium on generation capacity increases until June 23, 2005, not including works in progress for which administrative approval had been granted (1,600 MW (plus 2,365 MW sold to Viesgo) in our case); and

  •
  a maximum reduction in residential tariffs during the period between 2001 and 2003 of 9% depending on:

  •
  the evolution of demand;

  •
  interest rates; and

  •
  efficiencies resulting from the opening of the market to competition.

        Regulations adopted pursuant to the Electricity Sector Law established a fixed amount of competition transition costs for electricity companies that were in operation as of December 31, 1997. These competition transition costs provide for partial recovery of the costs borne by electricity generators during a period of transition to competition that continues through the year 2010. See "—Regulation—Regulation of the Spanish Electricity Sector—Competition Transition Costs (CTCs)" and "Item 5. Operating and Financial Review and Prospects—Change in Accounting Treatment and Recovery Period for Competition Transition Costs".

  Generation

        We operate coal, nuclear, hydroelectric and fuel oil and gas generation facilities in Spain with a total installed capacity of 20,956.0 MW at December 31, 2002, representing 42.2% of total installed capacity in Spain (excluding installed capacity of cogeneration and renewable energies facilities with an installed capacity of less than 50 MW). Our net energy production in Spain in the year ended December 31, 2002 was 89,357 GWh, representing a market share of approximately 47.3%. In 2002, we produced an additional 2,463.7 GWh using renewable energies (e.g., wind, small-scale hydro power cogeneration and others). The following table sets forth our total installed capacity by type of generating facility at December 31, 2002.

	Installed Capacity (in MW)	Percentage of Spanish Total
Coal	6,268.6	29.9%
Nuclear	3,632.0	17.3%
Hydroelectric	5,367.7	25.6%
Fuel Oil/Gas/CCGT	5,687.7	27.2%

Total generation	20,956.0	100.0%

        The changes in installed energy generation capacity in 2002 were primarily the result of:

  •
  our divestiture of an aggregate of 2,365 MW of installed capacity, consisting of 944 MW relating to coal-fired plants, 753 MW relating to fuel oil/gas plants and 668 MW relating to hydroelectric plants through our sale of Viesgo to Enel SpA in January 2002;

  •
  the commencement of operations of two new combined cycle gas turbines (CCGTs) at San Roque (Cádiz) and Sant Adriá del Besós (Barcelona), which added 800 MW of installed capacity; and

  •
  the construction of a new CCGT plant, Son Reus I, in the Balearic Islands.

        Our investment in generation capacity in 2002 totaled approximately €427 million, consisting of investments in the construction of new facilities and the expansion and improvement of existing ones. We built two new CCGTs at San Roque (Cádiz) and Sant Adriá del Besós (Barcelona), which commenced operations in July 2002 and which provide aggregate generation capacity of approximately 400 MW. Construction costs related to these two CCGTs amounted to €368 million.

        In July 2002, we completed the construction of a new CCGT plant, Son Reus I, in Mallorca (in the Balearic Islands). The Son Reus I plant increased our total installed capacity in the Balearic Islands by 225.8 MW to 1,366.7 MW and will enable us to meet the sustained increase in demand in the Balearic Islands. Construction costs related to the Son Reus I plant amounted to €161 million.

        We are in the process of constructing five new CCGT plants: two in the Canary Islands (in Tenerife and Gran Canaria), one in Baleares at Son Reus, one in Huelva and one in Tarragona. The expected total installed capacity of these five plants is 1,052 MW.

        The following table sets forth for each type of generating facility the percentage of our total electricity generated, average age of plant, average capacity utilization and average availability factor.

	Percentage of Total Electricity Generated in 2002	Average Age of Plant (years)	Average Capacity Utilization in 2002(1)	Average Availability Factor in 2002(2)
Coal	29.9%	22	77.4%	92%
Nuclear	17.3%	19	93.2%	93%
Hydroelectric	25.6%	36	16.8%	100%
Fuel Oil/Gas	27.2%	29	28.2%	79%

	100.0%

(1)
Average capacity utilization is defined as actual production as a percentage of theoretical maximum production.

(2)
Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

        The balance in the types of generation facilities means our plants' energy output is highly regular. We also believe our production centers are well-located, with ease of access to fuels, proximity to gas pipelines and target markets, convenient interconnections with other systems and potential for enlargement.

        The table below sets forth our gross production of electricity (excluding production by cogeneration and renewable energies facilities with a capacity of less than 50 MW) measured at the point of production by type of power station during the past five years. Our gross electricity production in 2002 totaled 93,740 GWh, and our energy production, net of our own consumption, was 89,357 GWh.

	1998	1999	2000	2001	2002	Percentage of Spanish Total in 2002
Coal	41,684	45,342	46,755	43,108	42,497	45.3%
Nuclear	27,661	27,726	29,134	29,566	29,644	31.6%
Hydroelectric	11,437	10,429	9,521	12,966	8,067	8.6%
Fuel Oil/Gas	8,874	9,556	10,718	12,357	13,532	14.4%

Total	89,656	93,052	96,128	97,997	93,740	47.0%

  Coal-Fired Power Stations

        We operate coal-fired power stations in Spain with total installed capacity of 6,268.6 MW at December 31, 2002. The following table sets forth our coal-fired power stations at December 31, 2002, installed capacities, years of commencement of operation, average capacity utilization and average availability factor.

Coal-fired Power Station	Type of Coal	Installed Capacity at December 31, 2002 (in MW)		Year(s) of Commencement of Operation	Average Capacity Utilization in 2002(1)	Average Availability Factor in 2002(2)
As Pontes (Four Units)	Brown Lignite and Imported Sub-bituminous	1,468.5		1976-79	88.3%	98.1%
Compostilla (Five Units)	Steam, Coal and Anthracite	1,340.6		1961-84	65.7%	86.4%
Teruel (Three Units)	Black Lignite and Imported Bituminous	1,101.4		1979-80	76.4%	97.3%
Anllares (One Unit)	Steam Coal and Anthracite	121.7	(3)	1982	88.7%	97.7%
Los Barrios (One Unit)	Imported Bituminous	567.5		1985	82.0%	92.9%
Alcudia (Four Units)	Imported Bituminous	510.0		1980-82	79.3%	92.9%
Litoral (Two Units)	Imported Bituminous	1,158.9		1984-97	73.8%	85.7%

Total		6,268.6		n.a.	77.4%	92.3%

(1)
Average capacity utilization is defined as actual production as a percentage of theoretical maximum production.

(2)
Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

(3)
Represents our 33.3% ownership interest in this facility. In addition, we operate the Elcogas plant (335 MW), one of the largest plants in the world to use coal gasification technology, on behalf of a third party.

        Beginning in summer 2003, we will invest €274 million on the conversion to imported coal of our As Pontes plant in order to extend its useful life for 20 years. The first converted unit is expected to commence operations in 2005. This investment is in line with the environmental requirements contained in European Council Directive 88/609/EEC on the limitation of emission of certain pollutants from large combustion plants.

        Our coal-fired power stations were supplied with 21,800 KT of coal in 2002, of which 31.2% was provided by our coal operations. We use approximately 80% of the coal we produce in our generation activities. In order to meet our total needs for coal, we supplement our own coal production with purchases in Spain and foreign markets. We have consolidated fuel purchase functions into a single management group, which operates through Carboex, our coal, liquid fuel and gas importer.

        The following table sets forth the amounts of coal we extracted and the amounts purchased in Spain and foreign markets in each of the last five years.

	1998	1999	2000	2001	2002
	(in millions of tons)
Extracted	8.65	8.46	8.29	8.31	8.40

Purchased:
In Spain	7.45	6.84	6.15	5.36	4.88
Abroad	8.62	9.71	9.92	8.91	10.11

Total purchased	16.07	16.55	16.07	14.27	14.99

        We have a significant interest in the mining of Spanish coal. Our interest amounted to 38% of overall Spanish production in 2002. Many of the coal mines are located near our coal-fired power stations. The following table sets forth our coal production in 2000, 2001 and 2002 by type of coal.

	Coal Production
Type of Coal	2000	2001	2002	Percentage Change 2002/2001
	(in millions of therms of low heating value)
Brown Lignite	10,463	10,476	11,321	8.1%
Black Lignite	3,307	3,173	2,727	(14.1)%
Anthracite	1,626	1,418	1,599	12.8%
Brown Coal	4,349	4,395	4,354	(0.9)%

Total	19,745	19,462	20,001	2.8%

        Total coal production in our mines in 2002 was 8.4 million tons, equal to 20 billion therms, representing a 1.1% increase in terms of tonnage and a 4.4% increase in terms of therms compared with 2001. In 2002, adjustments of production were made in accordance with the 1998-2005 Coal Plan in connection with our strategy to achieve a more environmentally friendly fuel mix. In accordance with environmental regulations on emissions, we mix imported coal, which has a higher calorific and a lower sulfur content, with domestic coal at our As Pontes and Teruel facilities, which improves the competitiveness of those facilities. The interest in shaft mining as a proportion of the total production of the Endesa Group has decreased from 2.7% in 2001 to 1.3% in 2002. Open cast mine production increased 2.1% in 2002 compared with 2001.

        We believe that our coal reserves in open cast mines will be sufficient to cover a substantial part of our coal requirements during the useful life of our conventional coal-fired plants. In addition, we have a combination of short-term self-renewing and long-term supply contracts with coal producers in Spain which we believe are sufficient to meet our needs for domestic coal in the long term.

  Nuclear Power Stations

        We have controlling interests in three nuclear power stations, Ascó I, Ascó II and Vandellós II, all located in northeastern Spain. In addition, we have a 50% interest in Nuclenor, S.A., which owns the Santa Maria de Garoña nuclear power station. We also have interests in three additional nuclear power stations, including the Central Nuclear Almaraz, A.I.E., consisting of Almaraz I and II, and Trillo. All such stations are operational.

        The following table sets forth our nuclear power stations at December 31, 2002, our ownership interest and each station's installed capacity, system type, year of commencement of operation and average availability factor.

Nuclear Power Station	Ownership Interest	Installed Capacity at December 31, 2002 (in MW)(1)	System Type		Year of Commencement of Operation	Average Availability Factor 2002(2)
Ascó I	100%	1,028.0	PWR	(3)	1983	97.7%
Ascó II	85%	1,027.2	PWR		1986	90.6%
Vandellós II	72%	1,087.1	PWR		1988	87.7%
Santa Maria de Garoña	50%	466.0	BWR	(4)	1971	97.8%
Trillo	1%	1,066.0	PWR		1988	90.3%
Almaraz I	36%	973.5	PWR		1983	90.3%
Almaraz II	36%	982.6	PWR		1983	98.4%

Total		6,630.4				93.2%

(1)
Adjusted for our ownership interest in jointly-owned nuclear power facilities.

(2)
Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

(3)
Pressurized water reactor.

(4)
Boiling water reactor.

        Nuclear facilities use enriched uranium as fuel. Spanish law requires all enriched uranium supplies to be purchased from Empresa Nacional del Uranio (Enusa), which is owned by Spanish government agencies.

        Enusa meets its requirements for uranium in part from its own mines in Spain and the remainder through long-term supply contracts with various suppliers outside Spain. Enusa is also party to contracts with various uranium enrichment facilities outside Spain. Our management believes that Enusa can meet the requirements for uranium of all nuclear generating facilities in Spain throughout their useful lives.

        Empresa Nacional de Residuos Radioactivos (Enresa) administers a fund to finance certain activities in connection with a program to decommission nuclear power stations and dispose of nuclear waste (the "Plan General de Residuos Radioactivos"). Enresa and the fund are financed by contributions of a specified portion of rates collected by all electricity distribution utilities. Enresa is solely responsible for the decommissioning of nuclear stations and the treatment and disposal of nuclear waste.

        Nuclear waste from power stations in which we participate is temporarily stored at storage facilities at each station's site. Given the number of years of operation of such nuclear power stations, the amount of nuclear waste generated to date is small and we believe that the current storage facilities are sufficient to meet future storage needs.

        Each Spanish operator of a nuclear facility has an agreement with Enresa that defines its responsibilities with respect to stored nuclear waste. Once transported off-site, the responsibility for the nuclear waste lies with Enresa, until permanently stored, at which point the Spanish Government assumes full responsibility.

        The operation of all nuclear power stations in Spain is regulated and supervised by the Nuclear Safety Council (Consejo de Seguridad Nuclear), a government agency that reports directly to the Spanish Parliament. The Nuclear Safety Council also has jurisdiction over the safety, construction and operation of nuclear power stations.

        The countries that are signatories to the Paris and Brussels Conventions are proportionately responsible for liabilities between 105 million and 300 million special drawing rights (approximately €120 million and €344 million, respectively, at December 31, 2002). The special drawing right is a basket currency established by the International Monetary Fund. Neither of these treaties nor Spanish law or regulations allocates responsibility for liabilities in excess of 300 million special drawing rights. Additionally, since 1995, nuclear power plants in which we hold an interest are currently insured against damages to their facilities and against machinery breakdowns, with maximum coverages as of December 31, 2002 of €1.35 billion and €75.1 million, respectively.

  Hydroelectric Power Stations

        At December 31, 2002, we operated hydroelectric generating facilities in Spain with an installed capacity of 5,367.7 MW, which vary widely as to type and size. The hydroelectric generating facilities were constructed between 1933 and 1993 and are located primarily along rivers in the northwest, northeast and south of Spain. Our hydroelectric power plants are operated by concession from the Kingdom of Spain for a maximum term of 75 years.

        The following table sets forth the installed capacity of our hydroelectric facilities.

Installed Capacity at December 31, 2002
(in MW)
Northwest	727.6
Ebro-Pyrenees:
Pont de Suert	709.2
Zaragoza	586.0
Lleida	1,246.3
South:
Cordoba	403.7
Antequera	279.7
Moralets	221.4
Sallente and Montamara	539.0
Ip and Urdiceto	84.0
Tajo Encantada and Guillena	570.0
El Mulato	0.8

Total	5,367.7

        We believe that substantially all of Spain's hydroelectric power potential has been developed.

  Fuel Oil and Gas Power Stations

        We operate fuel oil and gas power stations in Spain with total installed capacity of 5,687.7 MW, including the combined cycle gas turbine plants in San Roque 2 and Besós 3, at December 31, 2002, which are located in the Balearic and Canary Islands, Catalonia, Andalusia and the Spanish cities of

Ceuta and Melilla on the northern coast of Africa. These power stations form part of our generation and production network in those localities. The following table sets forth the installed capacity of our fuel oil and gas power stations.

Service Area	Installed Capacity at December 31, 2002 (in MW)
Besós 2	450.0
Besós 3 (CCGT)	373.1
Foix	520.0
San Adrian 1&3	700.0
San Roque 2 (CCGT)	366.8
San Adrian 2	350.0
Cristobal Colon	378.0

Total Mainland	3,137.9

Alcudia	75.0
Son Molinas	64.0
Son Reus	386.8
Mahón	123.4
Ibiza	193.5
Formentera	14.0
Jinamar	415.6
Barranco de Tirajana	235.0
Candelaria	288.2
Granadilla	287.5
Punta Grande	174.5
Las Salinas	116.1
El Palmar	16.1
Llanos Blancos	9.0
Los Guinchos	60.6
Ceuta	49.0
Melilla	41.5

Total Extrapeninsular	2,549.8

Total Mainland and Extrapeninsular	5,687.7

        At December 31, 2002, the mean age of our fuel oil and gas power plants on the Spanish mainland was 27 years, and the mean age of our fuel oil and gas power plants outside the Spanish mainland (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) was 14 years.

        We have a portfolio of gas supply contracts that provides us with flexibility in determining the amount of gas required. We have several collaboration agreements with Gas Natural SDG, S.A., including a long-term contract under which we expect to have a reliable source of natural gas supply available at competitive terms and prices, which will be necessary for our construction program for new combined cycles gas turbine plants. Prices under this contract are linked to the price of certain baskets of fuel-oils and oil products. Through this contract, which is not exclusive for either of the two parties, we purchase an amount of gas from Gas Natural that is equal to a significant part of our estimated installed power consumption needs for combined cycle gas turbine plants until 2005-2006. Supply began in 2002 according to a delivery schedule that is based on our combined cycle construction plan, which will consist of between 2,500 and 3,000 MW of installed capacity. We also have a long-term supply contract with Sonatrach which secures the aggregate supply of 1 bcm of natural gas. We are also seeking additional sources of gas in order to diversify our portfolio of suppliers.

        In 2001, we participated in the auction by the Spanish government of 25% of the natural gas supplied by Sonatrach, the Algerian state petroleum company, via the Europe-Maghreb pipeline to natural gas marketers for resale to non-affiliated qualified consumers, i.e., consumers meeting the minimum consumption requirements. See "—Regulation—Regulation of the Natural Gas Sector in Spain". Pursuant to this auction, we obtained the rights to supply approximately 18.0% of the auctioned amount, or approximately 4.5% of the aggregate amount of natural gas supplied via the Europe-Maghreb pipeline for the period commencing November 2001 and ending in December 2003.

  Fuel Prices

        The price of coal decreased throughout 2002 until September, when the price reached historic lows. Subsequently, the price increased steadily until the end of the year, which was principally due to increased demand in Asia.

        The price of oil increased significantly throughout 2002 from less than $20 a barrel of Brent crude at the beginning of the year to more than $30 a barrel at the end of the year, which was principally due to the conflict in Iraq and labor and civil unrest in Venezuela, which led to corresponding increases in the price of oil-derived fuels and natural gas. As of the date of this annual report, the price of Brent crude had fallen to approximately $26.50 a barrel.

  Distribution and Sales to Customers

        In 2002, we supplied electricity to approximately 10.3 million customers throughout Spain resulting in sales of approximately €6.4 billion in distribution, transmission and supply and representing approximately 42% of total energy sales in Spain. Approximately 15% of our customers are commercial and industrial clients and 85% are residential customers. In 2002, we sold 62,805 GWh to regulated retail customers and 29,828 GWh to deregulated customers (including 8,582 GWh to foreign customers), for total sales of 92,633 GWh, an 8.4% increase over 2001. In the wholesale market, we sold 78,922 GWh and acquired 70,428 GWh (including 1,400 GWh used to pump water from hydroelectric facilities) to supply our distribution and supply subsidiaries. The difference between the energy we generated and the energy we sold is due to:

  •
  sales to third parties in the wholesale market;

  •
  acquisitions of energy from cogenerators and self-producers;

  •
  purchases and sales in other countries;

  •
  distribution by Endesa of energy generated by other producers; and

  •
  losses that occur in the transmission and distribution process.

  Retail Distribution to Regulated Customers

        We currently distribute electricity in the following regions in Spain: Catalonia, Andalusia, Aragón, the Balearic Islands, the Canary Islands, Ceuta, Melilla and parts of Extremadura. We formerly distributed electricity in Cantabria and parts of Asturias through a distribution company that we sold as part of our divestiture of certain generation and distribution assets. See "—Capital Expenditures and Divestitures". As part of the culmination of the corporate restructuring process which we commenced in 1998, in November 2001, our Board of Directors approved the consolidation of our five retail electricity distribution companies, each of which operated in a separate region. As part of this consolidation process, we formed two new companies, Endesa Distribución Eléctrica and Endesa Operaciones y Servicios Comerciales, each of which is wholly-owned by our newly-named distribution holding company, Endesa Red. Endesa Distribución Eléctrica will assume the transmission, distribution and regulated supply activities formerly carried out by the five retail electricity distribution companies.

Endesa Operaciones y Servicios Comerciales will provide support functions such as billing and collections, customer support, sales offices and other administrative functions. Endesa Operaciones y Servicios Comerciales will also provide these support functions to other companies in the Endesa Group, including Endesa Energía, which supplies electricity to deregulated customers, and companies involved in the distribution of natural gas. We believe that this new structure will enable us to improve our operating efficiency and quality of service.

        In 2002, we distributed 62,805 GWh to approximately 10.25 million customers, representing a 2.2% decrease in the number of customers over 2001, which was principally due to the divestiture of Viesgo, and a 43.4% share of the regulated market at December 31, 2002.

  Supply to Deregulated Customers

        As of January 1, 2003, the Spanish electricity sector became completely liberalized, as a result of which all consumers are able to choose their electricity supplier. See "—Regulation—Regulation of the Spanish Electricity Sector—New Regulatory Structure" and "—Eligible Customers".

        At December 31, 2002, there were approximately 75,000 points of consumption by eligible customers, accounting for approximately 53% of Spain's energy consumption. Eligible customers who exercised the right to choose their own suppliers, and therefore became deregulated, accounted for approximately 29% of Spanish energy consumption. We expect that this number will increase as a result of the full liberalization of the Spanish energy sector.

        We sell to deregulated customers through Endesa Energía. During 2002, Endesa Energía sold 21,246 GWh to 8,314 points of consumption in Spain, which represents a 1.6% increase over the prior year and a 36.7% share of the liberalized market. We seek to provide integrated and flexible energy solutions at affordable prices, and offer to supply electricity, steam, natural gas, compressed air and demineralized water.

        During 2002, in anticipation of growth in the number of retail customers allowed to choose their electricity supplier, we have focused on improving customer service through:

  •
  segmentation of the consumer market;

  •
  the use of new information technologies; and

  •
  the implementation of a wide network of service points (puntos de servicio) throughout Spain.

        We have created regional cycle centers (centros regionales de ciclo) to:

  •
  concentrate meter reading operations by region;

  •
  facilitate coordination with our distribution facilities and reduce costs;

  •
  concentrate billing and collection procedures in order to achieve economies of scale; and

  •
  implement a standard model for our call centers.

        We have integrated our telephone customer service capabilities into four Centros de Atención Telefónica (CATS), which handled over 9.7 million calls in 2002. We have also carried out telephone polls in 2002 regarding the level of satisfaction with our service and level of customer support. We have also implemented promotional programs aimed at the household and small- and medium-sized business sectors.

        Our on-line initiatives include:

  •
  Web Endesa Energía, a web site dedicated to the needs of deregulated customers, enabling them, among other things, to monitor their consumption of energy and to request services; and

  •
  Ofinet, which enables regulated customers to purchase services, make requests and file claims on-line.

        Throughout 2002, we developed a range of products designed for customers in the deregulated market, such as free home repair services. We also implemented a new billing system which will make invoices easier to read and will provide our clients with information on our products and services. In addition, we are leveraging our household customer base for sales of additional value added products such as life insurance policies and electrical appliances, including air conditioners and heating machines.

  Integrated Home Services

        Since 2001, as part of our efforts to strengthen our core energy business and customer base, we have offered integrated home services to our electricity customers in three major Spanish cities, Sevilla, Zaragoza and Valladolid, under the brand name Egar. We market home repair and refurbishing services, security system installation, air conditioning installation, insurance and telecommunications services, including fixed-line telephony, mobile telephony and cable.

  Supply of Natural Gas

        We believe that there is a tendency towards convergence of the markets for the supply of electricity and natural gas in the Iberian peninsula, and as part of our new strategy, we have become an integrated energy supplier, providing both electricity and natural gas to our customers. We believe that we were well-positioned for our entry into the natural gas supply market in 2001 as a result of our consumption of large quantities of natural gas in connection with our electricity generation business and our experience supplying electricity to our customers. In 2001, we began to supply natural gas through Endesa Energía to eligible customers to whom we also supply electricity. At December 31, 2002, we had 71 customers whose annual consumption requirements total approximately 5,852 GWh. Our market share for the supply of natural gas in Spain at December 31, 2002 was an estimated 4.3% and an estimated 12.0% including the supply to our power plants.

  The Spanish Wholesale Market

        The wholesale market, which was established in 1998, performed well in 2002. Our market share of daily sales was approximately 42.2%, a decrease from 45.8% the prior year primarily due to the divestiture of Viesgo in January 2002.

        We sold a total of 77,938 GWh in the daily market in 2002, with a total value of €3.0 billion and a unit value of €3.89 cents/kWh. This represents a decrease in energy supply of 4.1% in physical terms and an increase of 16.1% in economic terms over 2001. Sales in the set of markets downstream of the daily market (such as intraday, constraints management and ancillary services) resulted in total sales in the wholesale market of 78,922 GWh with a value of €3.6 billion in 2002. Acting as purchaser, we contracted for a total of 70,482 GWh (excluding energy used to pump water from hydroelectric facilities), of which 58,645 GWh went to our retail distribution subsidiaries and the remainder went to Endesa Energía.

  Transmission and Distribution Network

        At December 31, 2002, the total length of our transmission and distribution network was approximately 280,166 kilometers, 21.6% of which was underground lines.

        The table below provides summary information of the transmission and distribution lines of our electricity transmission network at the dates indicated.

	At December 31,
				Percentage Change 2002/2001
	2000	2001(1)	2002
Aerial high-voltage lines (km)	27,076	27,327	25,728	(5.9)%
Underground high-voltage lines (km)	515	552	544	(1.4)%
Aerial medium-voltage lines (km)	90,469	91,810	76,706	(16.5)%
Underground medium-voltage lines (km)	23,429	25,153	23,320	(7.3)%
Aerial low-voltage lines (km)	129,623	131,994	117,196	(11.2)%
Underground low-voltage lines (km)	35,235	38,082	36,672	(3.7)%
Transformer centers (MVA)	42,810	40,205	38,975	(3.1)%
Substations (MVA)	58,755	59,669	56,614	(5.1)%

(1)
The figures for 2001 include figures attributable to Viesgo, which we sold in January 2002, and which accounted for 1,682 km in aerial high-voltage lines, 15,682 km in aerial medium-voltage lines and 16,408 km in aerial low-voltage lines at December 31, 2001.

        Royal Decree 1955/2000 dated December 1, 2000 established the conditions for engaging in transmission, distribution and trading activities. This decree regulates access to the electricity networks and renewed the system of electricity connections to new supplies, which had been in effect since 1982. Under the Electricity Sector Law, remuneration for transmission and distribution continues to be fixed by the government.

        In November 2002, our board of directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that became operational prior to December 31, 2002 to Red Eléctrica de España (REE) for €1,052 million. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. The transaction closed in the first quarter of 2003. See "—Capital Expenditures and Divestitures—Divestitures".

        In 2002, we invested €658 million in our transmission and distribution network in Spain, approximately 34% of which was dedicated to meeting new supply requirements due to the 3.0% increase in the amount of energy sold and the connection of 260,000 new customers. The other approximately 66% was invested in improving quality of service and procedures. As a result of these investments, in 2002 we increased the total length of our transmission and distribution network by more than 4,650 kilometers to 280,166 kilometers as at December 31, 2002. Of this increase, 102 kilometers related to high-voltage lines, 1,650 kilometers related to medium-voltage lines and 2,898 kilometers related to low-voltage lines. In 2002, we also constructed 934 new substations and more than 4,555 transforming centers (from medium- to low-voltage). Investments to improve quality of service and procedures included:

  •
  the replacement of lines with higher capacity lines;

  •
  the installation of more sophisticated circuits;

  •
  the installation of double power supply systems;

  •
  the enlargement and modernization of substations and transformer centers;

  •
  the automation of medium-voltage networks by installing telecontrol and other devices; and

  •
  the installation of new equipment and lines to reinforce facilities in certain areas.

        We have continued work on the integration of systems and procedures which are key to improving operational efficiency. We have identified best practices in the provision of services, which are being introduced. We have also begun to consolidate the sales systems of former distributors. This will enable us to take advantage of the economies of scale provided by a larger customer base to develop advanced technology.

  Regasification

        In anticipation of the liberalization of the Spanish natural gas market, we have acquired direct ownership interests in several regasification plants with the goal of guaranteeing access to gas supplies for our new combined cycle gas turbine plants and new and existing customers.

        We are currently participating in the following three Liquid Natural Gas (LNG) Maritime Regasification Terminal projects:

        We hold a 21% interest in Reganosa, which will be built in Mugardos (La Coruña) and which is expected to have a storage and regasification capacity of 300,000 cubic meters and distribution capacity of 412,500 Nm3 per hour, equivalent to 3.6 bcm per year of natural gas. This plant will include a 130 kilometer pipeline network and is expected to commence operations in the second half of 2005.

        We hold a 20% interest in Planta Regasificadora de Sagunto, S.A., which will be built in Sagunto (Valencia) and which is expected to have a storage capacity of 300,000 cubic meters and a regasification capacity of 600,000 Nm3 per hour, equivalent to 5.25 bcm per year. We expect this plan to commence operations in the fourth quarter of 2005.

        We hold a 64.0% interest in Gasificadora Regional Canarias (Gascan). We are currently carrying out studies and initial activities for new projects in Arinaga (Gran Canaria) and Granadilla (Tenerife), which we expect to commence operations in 2007 and 2009, respectively. Each of the Arinaga and Granadilla plants are expected to have a storage capacity of 150,000 cubic meters and a regasification capacity of 210,000 Nm3 per hour, equivalent to 1.8 bcm per year.

Electricity Business in Europe

  General

        Our strategy with respect to our electricity business in Europe responds to the business opportunities arising from the current liberalization and deregulation of the European electricity market. Directive 96/92/EC of the European Union sets forth as its goal the creation of a single electricity market.

        We have focused principally on markets in the Mediterranean region and on specific opportunities outside of such region. We believe that we have achieved a satisfactory footprint in France, Italy, Portugal and Northern Africa and we now consider improving our operating efficiency in such countries as our primary focus in Europe and Northern Africa.

        We have commercial offices in Paris, Frankfurt, Milan and Lisbon for our energy supply activities and our trading activities are centralized in London.

  Generation

  Italy

        In September 2001, a consortium in which we held a 45.3% stake acquired the Italian generation company, Elettrogen, from Enel SpA for approximately €2.6 billion. The other members of the consortium include Santander Central Hispano and ASM Brescia. In January 2002, we merged Elettrogen with and into a newly-formed company, Endesa Italia SRL (Endesa Italia), as a result of which Endesa Italia became the successor to Elettrogen. In connection with this acquisition, we entered into an agreement with Santander Central Hispano pursuant to which we have the option to acquire its 40.0% stake, in whole or in part, at any time through the fifth anniversary of the date of its acquisition of such stake. In March 2002, we partially exercised this option, acquiring an additional 5.7% stake in the consortium from Santander Central Hispano for €126.9 million, as a result of which we currently hold a 51% stake in Endesa Holding Italia. In addition, Santander Central Hispano may require us to purchase its remaining interest in Endesa Holding Italia for a period of 30 days commencing on the fifth anniversary of Santander Central Hispano's acquisition of its interest in Endesa Holding Italia. For a description of the terms of our agreements with Santander Central Hispano and ASM Brescia relating to these options, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources Contractual Obligations—Commercial Commitments".

        Endesa Italia, a wholly owned subsidiary of Endesa Holding Italia, is one of the three largest generators of electricity in Italy with an installed capacity of approximately 5,720 MW at December 31, 2002, including 2,740 MW of installed capacity relating to its fuel oil and gas generating plants, 1,014 MW relating to its hydroelectric plants, 359 MW relating to its coal-fired plants and 617 MW relating to alternative fuel plants using orimulsion, a fossil fuel produced from bitumen.

        We have entered into shareholders' agreements with Santander Central Hispano and ASM Brescia which define certain rights and obligations in connection with our investment in Endesa Italia. Pursuant to these agreements, we have the right to appoint the president and secretary of the board of directors of Endesa Italia. The other members of the board of directors include three members appointed by Santander Central Hispano, one member appointed by ASM Brescia and an independent member nominated by Santander Central Hispano and ASM Brescia. Decisions by Endesa Italia's board of directors may only be taken by an affirmative vote of 66 2/3% of the board of directors. Under our shareholders' agreement with ASM Brescia, resolutions adopted by shareholders at general shareholders' meetings require the approval of 55% of the shareholder votes and resolutions adopted at extraordinary shareholders' meetings require the approval of 60% of the shareholder votes. In addition, we have granted to ASM Brescia certain rights customarily given to minority shareholders. Our shareholders' agreement with ASM Brescia is valid for a term of seven years and is renewable for one or more three-year periods, unless terminated earlier upon the occurrence of certain events, including if either party ceases to be a shareholder of Endesa Italia or upon a change of control of either party.

  France

        In November 2000, we entered into an agreement with Charbonnages de France (CDF) to acquire a 30% interest in the French electricity generator, Societe Nationale d'Electricité et de Thermique (Snet). We acquired our 30% interest in Snet, following our receipt of clearance from the European Commission, in April 2001 for €452 million. CDF continues to hold a 51.25% interest in Snet and Electricité de France holds an 18.75% interest. Snet, which is the second largest electricity company in France, has eight coal plants with an aggregate installed capacity of 2,604 MW at December 31, 2002 and generated 7,363 GWh in 2002, with an approximately 5.4% market share in France.

        In connection with our acquisition of a 30.0% interest in Snet, we entered into an agreement with CDF pursuant to which we may acquire CDF's remaining 51.25% interest in Snet.

        Between January 1, 2003 and January 1, 2004, we may offer to purchase CDF's remaining interest in Snet. If CDF refuses to sell to us its remaining interest in Snet, we may either request CDF to purchase our interest in Snet or sell our interest in Snet to a third party.

        At any time prior to December 31, 2004, CDF has the right to request that we purchase its remaining 51.25% interest in Snet. Following CDF's request, we may elect to purchase CDF's remaining 51.25% interest within a three-month period. If we elect not to purchase CDF's remaining interest in Snet, CDF may request that we sell to CDF our interest in Snet, or it may seek a third-party purchaser for its interest.

        In addition, in the event that either party proposes to sell its interest in Snet to a third party, the other party has the right to sell its entire interest to such third party.

        When we acquired our 30% stake in Snet, we also entered into a shareholders' agreement with CDF which defined certain rights and obligations in connection with our investment in Snet. This shareholders' agreement has been terminated as a consequence of our ongoing negotiations with CDF.

        In 2002, CDF offered to us its remaining 51.25% interest in Snet. In response, we made a proposal to CDF pursuant to which we would accept ownership of CDF's 51.25% interest in Snet immediately and defer part of the payment for such interest until 2006. The precise terms and conditions of our offer are still under negotiation.

        We also have a 25% interest in Soprolif, whose principal business is the construction and operation of a circulating fluidized-bed plant at Gardanne (France), with capacity of 250 MW. Snet also owns a 10% interest in Soprolif.

  Portugal

        In Portugal, we hold a 35% stake in Tejo Energia-Producão e Distribucião de Energia Eléctrica S.A., which owns a 600 MW coal-fired plant, accounting for 6.7% of generation capacity in Portugal at December 31, 2002. In 2002, the plant generated approximately 4,794 GWh of electricity. All of the electricity generated by the plant is sold under a long-term power purchase agreement with the national grid concessionaire.

        We intend to evaluate the possibility of new generation projects in Portugal. We also lead Portugal's cogeneration market through our 50% interest in Sociedade Termica Portuguesa, which has 71 MW of installed capacity in Portugal.

  Northern Africa

        We hold a 32% stake in Energie Eléctrique du Tahaddart, S.A. (EET), ONE (Office Nationale d'Electricité) holds a 48% stake and Siemens holds the remaining 20%. EET has initiated the construction of a combined cycle gas turbine plant with an installed capacity of 384 MW in Morocco. We expect that the plant will commence operations in February 2005.

  Distribution

  Northern Africa

        Morocco's geographical proximity to Spain and strategic position made it the focus of our expansion in Northern Africa. We operate in water and electricity distribution in the city of Casablanca with an 18% stake in the company Lyonnaise Des Eaux Casablanca, Lydec.

  Supply

        We seek to take advantage of the opportunities arising from the growing number of customers in Europe that can contract freely with suppliers. We have entered into supply agreements with deregulated customers in France, Italy, Germany, Belgium, Andorra and Portugal, and in 2002, we supplied more than 8,582 GWh to 547 points of supply in these countries and in 2003, we expect to supply more than 10,500 GWh to deregulated customers in these countries.

        In France, Snet supplied 4,645 GWh of electricity in 2002, and in Italy, Endesa Italia supplied 2,386 GWh to deregulated customers.

        In Portugal we have strengthened our position in the supply of electricity to deregulated customers through a 50:50 joint venture with the Sonae Group, called Sodesa S.A. The joint venture intends to initially target large customers, selling electricity and offering a wide range of energy-related services.

        In February 2003, we entered into an agreement with Forces Electriques d'Andorra to supply electricity to Andorra until December 2008, which agreement extends a prior agreement from December 1998. Under the terms of the agreement, we will supply 50% of Andorra's electricity needs.

  Cross-border Electricity Exchange

        In 2002, we exported 881 GWh to Endesa Energía's customers outside Spain (principally, Forces Electriques D'Andorra in Andorra and Office Nationale d'Electricité (ONE) in Morocco), conducted wholesale electricity sales to other electricity systems (specifically, REN in Portugal) and, through Endesa Trading, sold energy to other electricity systems across the French border.

  The European Wholesale Market and Energy Trading

        Deregulation of the European electricity sector has led to the development of wholesale markets where agents can buy energy from and sell energy to a number of producers, traders and suppliers directly or through brokers, both bilaterally and through exchanges. As a result, generation assets and supply activities in Europe are increasingly exposed to market risks. The European electricity sector has evolved towards several regional wholesale electricity markets, the most important of which is the Central European market, including Germany, France, Switzerland and Austria and, with a lower degree of integration, The Netherlands and Belgium.

        Endesa has followed a proactive strategy to facilitate the development of wholesale markets in Europe. In 1999, we acquired a 10% interest in the Amsterdam Power Exchange (which has been renamed ENDEX), which established the first organized spot market in continental Europe, of which we now hold 2.5% due to our decision not to participate in a capital increase in 2002. We were subsequently a founding member and owner of a 10% interest in Gielda Energii, a company that operates a power exchange in Poland. In November 2001 we acquired a 5% interest in Powernext, which began operating an organized spot market in France at the end of 2001.

        The objective of our trading activities in Europe is to support our generation and supply businesses by seeking to increase the return on our assets while hedging the market risk associated with generation and supply activities. During 2002, our trading activities involved purchases and sales of electricity, substantially all of which were physical transactions, both under medium-term (typically one year) contracts and in short-term transactions through over-the-counter markets (bilateral transactions) and the main European exchanges. Other important activities have involved sourcing energy for sales to deregulated customers in France, as well as hedging purchases and sales of natural gas to deregulated customers in Spain.

        Our energy trading activities are developed through a collaboration agreement with Morgan Stanley & Co. International Limited, an affiliate of Morgan Stanley, that has been effective since the beginning of 2000. Trading activities are based in London and are carried out by personnel from both parties.

        In 2002, we managed a total volume of 16,076 GWh, which corresponded to supply of Snet's and Endesa Energía's commercial activities, the sales of Snet's production and to contracts with large customers, distributors and other wholesalers in France, The Netherlands, Germany, Belgium and Switzerland.

Electricity Business in Latin America

  Overview

        We are involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America, where we had an installed capacity of 13,265 MW and approximately 10.3 million customers at December 31, 2002. We are the largest electricity operator in Chile, Argentina, Colombia and Peru and have a significant presence in Brazil and a smaller presence in the Dominican Republic.

        Our electricity business in Latin America is conducted principally through our subsidiary Enersis in which we currently hold a 65% interest. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile". We acquired control of Enersis in April 1999. Enersis is an electric utility company primarily engaged, through its principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Through Endesa Chile, one of Enersis' consolidated subsidiaries, Enersis is the largest private sector electricity generation company in Latin America in terms of installed capacity. Enersis is also the largest privately-owned electric distribution company in Latin America with over 10 million customers at December 31, 2002. Each of Enersis' and Endesa Chile's American depositary shares, evidencing American depositary receipts, are traded on the New York Stock Exchange, and each of Enersis and Endesa Chile is a reporting company in the United States that files annual reports on Form 20-F with the SEC and furnishes periodic reports to the SEC.

        The following table sets forth, at December 31, 2002, our principal subsidiaries active in the Latin American electricity business before Enersis' capital increase. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile".

Company	Direct Economic Interest of Endesa	Economic Interest Through the Enersis Group	Total Economic Ownership Interest	Voting Interest	Installed Capacity	No. of clients
					(MW)	(millions)
Argentina:
Central Costanera		20.23%	20.23%	51.93%	2,302
Hidroeléctrica el Chocon		18.49%	18.49%	65.19%	1,320
Dock Sud	39.86%	0.00%	39.86%	69.76%	822
Edesur	6.22%	42.28%	48.50%	99.45%		2.09
TESA	54.98%	17.54%	72.52%	100.00%
CTM	54.99%	17.54%	72.53%	100.00%
CEMSA	55.00%	17.53%	72.53%	100.00%
Brazil:
Cachoeira		36.04%	36.04%	99.58%	658
Central Térmica Fortaleza	51.18%	31.72%	82.90%	100.00%	310
Cerj	21.34%	40.25%	61.59%	83.92%		1.78
Cien*	54.99%	17.54%	72.53%	99.99%	2,100
Coelce	27.92%	17.80%	45.72%	58.86%		2.01
Colombia:
C.H. Betania		33.36%	33.36%	85.62%	540
Emgesa	26.70%	9.54%	36.24%	48.48%	2,214
Codensa	29.61%	15.37%	44.98%	48.48%		1.91

Chile:
Endesa Chile		38.97%	38.97%	59.98%	3,935
San Isidro**		29.23%	29.23%	50.00%
Pangue**		37.02%	37.02%	94.99%
Celta**		38.97%	38.97%	100.00%
Pehuenche**		36.10%	36.10%	92.65%
Chilectra		63.82%	63.82%	98.24%		1.32
Río Maipo(1)		64.15%	64.15%	98.74%		0.30
Peru:
Edegel		14.77%	14.77%	63.56%	1,003
Etevensa	43.50%	0.00%	43.50%	60.00%	325
E. de Piura	48.00%	0.00%	48.00%	60.00%	146
Edelnor	18.00%	21.70%	39.70%	60.00%		0.88

(1)
Sold on April 30, 2003 as part of Enersis' and Endesa Chile's financial strengthening plan.

*
Transmission company.

**
Installed capacity included in Endesa Chile.

  Financial Strengthening Plan of Enersis and Endesa Chile

        On October 4, 2002, Enersis' and Endesa Chile's Boards of Directors unanimously approved a financial strengthening plan in order to enhance their capital structure and permit them to be better positioned in light of the current economic situation in Latin America, which has been affecting their investments and liquidity risk. This plan consists of four main objectives: (i) refinancing of $2.33 billion of bank debt (which has already closed), (ii) a capital increase of up to $2 billion, (iii) asset sales of up to $900 million and (iv) improvement in the generation of free cash flow. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile".

        In 1999, we designed and Enersis implemented a cost reduction program called the Genesis Project to improve the overall efficiency and competitive position of our Latin American operations. Most of the objectives of the project were achieved ahead of schedule despite the adverse macroeconomic conditions affecting Latin American markets. Nonetheless, at December 31, 2002, Endesa Internacional embarked on an ambitious program to improve its operating, commercial and financial capabilities in the form of the financial strengthening plan described above and in "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile". The financial strengthening plan supersedes the Genesis Project as it extends to all of our generation and distribution companies held by Endesa Internacional.

  Electricity Generation and Transmission

  Generation

        At December 31, 2002, we had an installed capacity of 13,265 MW in Latin America, most of which is held through our subsidiary Endesa Chile, of which we hold a 38.97% economic interest. Approximately 81% of the installed capacity corresponds to hydroelectric power stations and approximately 19% to thermal power stations.

        Through Enersis, we own an approximately 38.97% economic interest in Endesa Chile, a publicly-held Chilean electric generation company. Endesa Chile had an aggregate installed capacity of 3,935 MW in Chile at December 31, 2002, which amounts are included in the table above, of which 76% was hydroelectric. In addition, Endesa Chile has significant holdings in electric generation companies in Argentina, Brazil, Colombia and Peru, with a total installed capacity at December 31, 2002 of 9,330 MW, including the installed capacity of generation companies Endesa, S.A. holds directly in Argentina. The following table shows the installed capacity of our consolidated subsidiaries in Latin America by country for the periods indicated.

Country	2000	2001	2002	Percentage change 2002/2001
		(MW)
Chile	4,035	3,935	3,935(1)	—
Argentina	3,691	4,424	4,444	0.5%
Colombia	3,035	3,035	2,754	(9.3)%
Peru	997	1,486	1,474	(0.8)%
Brazil	658	658	658	—

Total	12,417	13,538	13,265	(2.0)%

(1)
Includes the 172 MW of installed capacity of the Canutillar power plant, which was sold in April 2003.

        In 2002, our gross production of electricity in Latin America totaled 43,116 GWh, a decrease of 3.0% over 2001. The following table shows the gross production of electricity by our consolidated subsidiaries in Latin America by country for the periods indicated.

Country	2000	2001	2002	Percentage change 2002/2001
		(GWh)
Chile	15,346	15,741	16,495	4.8%
Argentina	10,470	11,864	8,750	(26.2)%
Colombia	9,618	10,106	10,837	7.2%
Peru	3,623	4,480	4,567	1.9%
Brazil	3,406	2,256	2,467	9.4%

Total	42,463	44,447	43,116	(3.0)%

        In June 2001, we commenced operations of a combined cycle gas turbine plant at Dock Sud in Argentina with an aggregate installed capacity of 775 MW. In December 2001, we and Enersis reached an agreement pursuant to which we will hold a 51% interest and Enersis will hold a 49% interest in a project to build a combined cycle gas turbine plant at Fortaleza (Brazil) with an aggregate installed capacity of 310 MW for an aggregate of approximately $210 million. The plant will be located in the Brazilian state of Ceará and is expected to commence operations at the end of 2003. During 2002, Endesa Chile continued to construct the hydroelectric plant at Ralco (Chile), with a planned aggregate installed capacity of 570 MW and an estimated cost of approximately $568 million. The plant is expected to commence operations in the second half of 2004.

        The Peruvian Government auctioned the contractual rights to the gas deposits in Camisea to the private sector, as well as a electricity purchase contract on behalf of Electroperú, on the condition that such gas is used in open cycle plants between 2004 and 2006, and that 50% is used at CCGT plants thereafter.

        Our Peruvian affiliate Etevensa is the provisional winner of this auction, subject to final determination. In the event that Etevensa emerges as the winner of the auction, it will need to reconvert TG diesel to natural gas at its plants by August 2004 and close at least one CCGT plant by May 2006 in order to sell all of the gas it produces to Electroperú for the next seven years.

        The conversion of its existing plants to gas turbine plants will require an investment of $1.2 million and the closure thereafter of a CCGT plant will require an additional $81.3 million through May 2006. Over the long term, the closure of a second CCGT plant will require a further $80 million.

  Transmission

        Through our 72.53% economic interest in Companhia de Interconexão Energética, or CIEN, we participate in a project to connect the Argentine and Brazilian transmission systems and to sell electricity generated in Argentina in the Brazilian market. In order to connect the Argentine and Brazilian transmission systems, CIEN operates two 500 kV transmission lines with a total installed capacity of 2,100 MW over a total distance of 1,000 kilometers. The cost of the two lines was estimated to be $650 million. The first line commenced operations in June 2000. The second line commenced operations in August 2002. The two lines transmitted 340 GWh during 2002. CIEN has received two 20-year authorizations from ANEEL, the Brazilian regulatory authority, to operate the transmission lines, after which time the transmission lines and the related converter stations will become the property of the Brazilian government. CIEN has executed four power purchase agreements to sell the energy in Brazil.

        In early 2003, the Brazilian company Copel suspended payments to CIEN on certain contracts. Copel is one of the four Brazilian companies to which CIEN sells energy in Brazil under power and energy supply contracts signed in 1999. Copel stopped making payments to CIEN in January 2003. We estimate that the current payments due by Copel to CIEN amount to approximately $100 million, according to supply invoices and cost reimbursements for the months of December 2002 and January through May 2003. Such amount includes contractual interest and fines. CIEN and Copel are currently in discussions aimed at reaching an agreement on this matter in order to continue the current contracts. These discussions will probably result in a modification of the contractual terms and conditions, which may in turn result in less favorable pricing on the contracts. Consequently, CIEN may suffer a material decline in sales revenues under its power supply contracts with Copel, which may reduce revenues that we derive from our interest in CIEN.

        In November 2001, Endesa acquired a 14.3% interest in Empresa Propietaria de la Red (EPR) (formerly named the Siepac project), which was formed in 1998 to construct, operate and maintain a transmission line interconnecting six Central American countries. In connection with this acquisition, Endesa assumed management responsibility over the company. The project, which is expected to cost an estimated $320 million, will involve the construction of a 230 kV transmission line over a distance of 1,830 kilometers. In 2003, we expect to award the contract for the construction of the transmission line pursuant to a bidding process. Construction of the transmission line is expected to take place between 2004 and 2006, when the line is expected to become operational.

        We also participate in transmission activities in Argentina through our 22.2% interest in Yacylec.

  Electricity Distribution

        In 2002, the companies in which we have stakes distributed 47,494 GWh, an increase of 1.5% from 2001, to approximately 10.3 million customers in Chile, Argentina, Peru and Colombia. In addition, we own a 40% interest in the Punta Cana Macao Energy consortium, which owns a generation and distribution company in the Dominican Republic that operates a 54 MW plant. The following table shows our total customers and sales of electricity in Latin America by country in 2002.

Country	Customers	Sales
	(thousands)	(GWh)
Argentina	2,090	12,140
Brazil	3,788	12,657
Chile	1,620	9,895
Colombia	1,911	8,951
Peru	883	3,851

Total	10,292	47,494

        Distribution in Argentina.    In Argentina, through Enersis, we own an approximately 48.5% economic interest in Empresa Distribuidora Sur S.A., or Edesur, one of the largest privatized electric distribution companies in Argentina in terms of operating revenues. Edesur serves approximately 2.1 million customers in the greater Buenos Aires metropolitan area and is operated by Chilectra. The concession from the Argentine regulators to transmit and distribute electricity in Argentina is due to expire in 2087.

        Distribution in Brazil.    In Brazil, we conduct our electric distribution business through Companhia de Eletricidade de Rio de Janeiro, or Cerj, the second largest electricity distributor in the State of Rio de Janeiro, and Companhia Energética de Ceará, or Coelce, the sole electricity distributor in the State of Ceará in northeastern Brazil. Cerj serves approximately 1.8 million customers and Coelce serves approximately 2.0 million customers in their respective concession areas. Both Cerj and Coelce are operated by Chilectra, a Chilean distribution company. We currently hold an approximate economic interest of 61.6% in Cerj. Our economic interest in Coelce is approximately 45.7%.

        Distribution in Chile.    In Chile, through Enersis, we conduct our electricity distribution business through Chilectra S.A. Chilectra is the largest electric distribution company in Chile and served approximately 1.3 million customers in the greater Santiago metropolitan area in 2002. In April 2003, we sold Compañía Eléctrica del Río Maipo, S.A., through which we served approximately 300,000 customers of our Chilean electricity distribution business.

        Distribution in Colombia.    In Colombia, we hold, together with Enersis, an approximately 45.0% interest in Compañía de Comercialización y Distribución S.A. E.S.P. Codensa, or Codensa, an electricity distribution company that was created from the division of the generation and distribution assets of Empresa de Energía de Bogotá S.A. Codensa serves approximately 2.0 million customers in its service area and is operated by Endesa.

        Distribution in Peru.    In Peru, we own an approximately 39.7% interest in Edelnor S.A., an electric distribution company that serves approximately 883,000 customers in its concession area in the northern part of Lima. Chilectra is the operator of Edelnor.

Other Businesses: Related Businesses

  Distribution and Supply of Natural Gas

        We distribute piped natural gas to residential, commercial and industrial consumers in seven Spanish autonomous regions through Endesa Gas and several companies in which it holds stakes. In addition, Endesa Gas holds stakes in companies that distribute piped natural gas in Portugal. We are the second largest private natural gas distributor in Spain, with a market share of approximately 4% at December 31, 2002. We are also present in the Portuguese natural gas distribution market through our interests in Setgas and Portgas. At December 31, 2002, Endesa Gas and the companies in which it holds stakes had more than 291,000 customers in Spain and approximately 200,000 customers in Portugal. In 2002, the volume of energy sold in Spain by Endesa Gas and the companies in which it holds stakes increased 6% to 3,610 GWh and the volume of energy sold in Portugal increased 27% to 2,171 GWh. In accordance with our strategic plan 2002-2006, we intend to increase our market share in each of the Spanish and Portuguese markets for the distribution of natural gas. The following table shows certain information with respect to the companies in which Endesa Gas held stakes at December 31, 2002:

Company	Percent Participation	Amount Invested in 2002	No. of Customers at December 31, 2002	Energy Supplied in 2002	Activity
		(millions of euro)		(GWh)
Gesa Gas	100.0%	5.5	77,295	399.9	Gas distribution
Distribuidora Regional de Gas	45.0%	1.6	9,876	538.9	Gas distribution
Meridional de Gas	100.0%	3.1	6,981	42.1	Gas distribution
D.C. Gas Extremadura	30.0%	6.6	21,818	705.3	Gas distribution
NQF Gas SGPS	49.0%	—	—	—	Holding company
Gas Aragón	60.7%	7.8	172,198	1,907.8	Gas distribution
Gasificadora Regional Canarias	64.0%	—	—	—	Complete piped gas cycle
Kromschroeder	27.9%	—	—	—	Gas distribution
Gas Alicante	100.0%	2.5	2,913	15.6	Gas distribution
Transportista Gas Canarias	73.9%	—	—	—	Gas distribution
Endesa Gas Transportista	100.0%	1.0	—	—	Gas transmission
Transportista Regional de Gas	45.0%	2.2	—	—	Gas transmission
Portgas	12.4%	33.1	118,573	1,687.4	Gas distribution
Setgas	9.7%	17.6	81,379	483.6	Gas distribution

Total		81	491,033	5,780.6

  Cogeneration and Renewable Energies

        Endesa Diversificación carries out its cogeneration and renewable energies business through its wholly-owned subsidiary, Endesa Cogeneración y Renovables, S.A. The main sources of energy produced by this division are wind power, cogeneration, small-scale hydroelectric power and solid waste treatment. At December 31, 2002, our cogeneration and renewable energies facilities had a total installed capacity of 1,805 MW. At that date, we also had projects under construction with an expected aggregate installed capacity of 122 MW.

        The following table shows certain information relating to our cogeneration and renewable energies capacity at December 31, 2002.

Type of Energy	No. of Plants	Installed Capacity and Capacity under Construction	Percent of Total Installed Capacity
		(MW)
Cogeneration	81	655	34.0%
Wind	63	854	44.3%
Small-scale Hydroelectric	38	207	10.7%
Biomass	7	61	3.2%
Urban Waste	5	90	4.7%
Other	9	60	3.1%

Total	203	1,927	100.0%

        In 2002, we had an estimated market share of approximately 15% in the cogeneration and renewable energies market in Spain. During 2002, we commenced operations of 12 new renewable energies facilities with an aggregate installed capacity of 211 MW, of which approximately 70% related to wind farms. During 2002, we also divested cogeneration plants with an aggregate installed capacity of 45.5 MW in order to optimize our portfolio of cogeneration and renewable energies assets.

        In 2002, we received approval for the construction of new wind farms in the regions of Castilla-La Mancha, Andalusia, Aragón, Valencia and Castilla-León, with a potential aggregate installed capacity of 1,500 MW. Construction of these facilities is expected to begin between 2003 and 2007, and they are expected to commence operations before 2008. The new wind farms are expected to increase Endesa Cogeneración y Renovable's installed capacity by 17%. Endesa expects to make a total investment of €292 million in connection with these wind farms. This investment forms part of our strategic plan 2002-2006.

        We expect to continue to grow our renewable energies business. We currently have plans to increase our renewable energies capacity by more than 2,000 MW over the next five years. In addition, we are seeking a strategic partner for our renewable energies operation.

  Water Distribution and Treatment

        We have an approximately 11.6% interest in Sociedad General de Aguas de Barcelona, S.A. (AGBAR), an integrated water company providing water and sewage services throughout Spain. In addition to AGBAR, we hold stakes in companies providing integrated water management services to approximately 193,000 customers in the Canary Islands and Andalusia.

        In 2002, we sold our approximately 40.0% interest in Interagua and our stakes in Emasagra, Aguas Vega Sierra Elvira and Gestión de Aguas de Aragón to AGBAR, which owns the other approximately 60.0% of Interagua and is also a shareholder in the other companies, for approximately €25.7 million. The sale of our stake in these companies is part of our 2002-2006 strategic plan that provides for, among other things, the disposition of non-core and non-strategic assets.

Other Businesses: Non-Core Businesses

  Telecommunications

        We formed Auna, of which we currently hold 29.89% directly and indirectly, in conjunction with Telecom Italia, Unión Fenosa and other minority shareholders to serve as a holding company for our respective interests in telecommunications businesses in Spain. Auna is the second largest integrated telecommunications operator in Spain, providing fixed-line telecommunications and mobile telephony services as well as cable telecommunications services. At December 31, 2002, Auna had approximately 7 million customers in Spain. Auna's objective is to reach a market share in Spain of over 16% by 2006. Auna has, among others, interests in:

  •
  Auna Telecomunicaciones (fixed-line telecommunications, including cable telecommunications); and

  •
  Amena (mobile telephony).

        At December 31, 2002, our total investment in Auna amounted to €1.7 billion (with a book value of €1.1 billion at such date), including €432 million in 2002.

        As part of the capital restructuring of Auna in 2002, Telecom Italia sold its stake to Santander Central Hispano, which became the second largest shareholder in Auna. In 2002, Endesa Telecomunicaciones increased by 2% its interest in Auna to 29.89%, which transformed it into the largest shareholder in the telecommunications group. Endesa has a call option to purchase up to an additional 5.5% interest in Auna from Santander Central Hispano, which may be exercised in whole or in part at any time before July 30, 2003 with no obligation to pay for such interest until January 2004. Santander Central Hispano has a put option to sell to Endesa up to 3% of Auna in January 2004. The interest in Auna that Santander Central Hispano may sell to us pursuant to the put option will be reduced by the same amount as the amount that we purchase, if any, of Auna pursuant to our call option. As of the date of this annual report, Endesa Telecomunicaciones is analyzing whether or not it will exercise the call option (the approximate maximum price of such option amounts to €477 million). See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commercial Commitments".

        Although as part of our strategic plan 2002-2006 we intend to divest certain non-core assets, we have shown, together with the other core shareholders of Auna, our commitment to the development of Auna in the medium term.

        In October 2002, Auna sold to Wanadoo its interest in eresMas Interactiva (formerly Retevisión Interactiva), a provider of free Internet access, for €182 million, which represented a capital gain of €21.5 million.

  Fixed-line Telephony

        We formed Auna Telecomunicaciones, S.A. in 2002 with the goal of integrating all of Auna's fixed-line telephony assets, which previously had been held by Retevisión and the cable operators (Auna Cable, Madritel, Able, Menta, Supercable and Canarias Telecom) in order to achieve greater levels of efficiency in our fixed-line telephony businesses.

        Auna Telecomunicaciones, which is 29.50% owned by Endesa, is the second-largest fixed-line telecommunications operator in Spain. At December 31, 2002, Auna Telecomunicaciones had over 521,000 direct access customers representing an approximate 5% market share.

        We also own 10.01% of the telecommunications operator Euskaltel, of which 10% is held directly and 0.01% is held indirectly through our interest in Auna.

  Mobile Telephony

        Retevisión Móvil, Spain's third largest mobile telephony operator, was commercially launched in January 1999 under the brand name Amena. In March 2000, Amena, which is 29.26% owned by Endesa, was awarded one of four new UMTS licenses in Spain. This new technology, once it becomes available, will allow for wireless broadband services, including Internet access and high-speed data transmission. At December 31, 2002 Amena had approximately 6.45 million customers, representing an increase of approximately 23.6% over 2001 and an estimated market share of approximately 19.6%.

        In June 2000, we acquired 100.0% of Smartcom, a Chilean mobile telephony operator. Since acquiring Smartcom, we have made investments totaling approximately $652 million (including €57 million in 2002) to expand its client base, upgrade its networks, increase the quality of its signal, expand its coverage area, develop new products and roll out its commercial distribution and sales network. We have also undertaken to improve its management systems and customer service. In part as a result of these efforts, at December 31, 2002, Smartcom had approximately 946,500 subscribers with an estimated market share of approximately 15.4% compared with approximately 609,000 subscribers and an estimated market share of approximately 13.5% at December 31, 2001.

  Other Businesses

        New Technologies.    In 2002, in order to provide value added services to our customers more efficiently, we rationalized our activities related to the internet and the new technologies sector. We integrated two of Endesa Net Factory's initiatives: Endesa Marketplace, a major Spanish B2B electronic marketplace operator that offers private e-procurement solutions to medium-to-large enterprises, into Endesa Servicios, and Endesa Web Hogar or Portae.com, a website that markets comprehensive home and housing services to our residential customer base, into Endesa Energía. Consequently, Endesa Net Factory is now focused on the management of Power Line Communications and supervision of its financial investments.

        In order to enhance the value of our electricity distribution network and to provide new value-added services to our residential and SME clients, we have continued our research and development project related to the transmission of data and voice through our electricity network, which is known as power line communications, or PLC. In 2002, we conducted a large-scale trial of the technology in the Spanish city of Zaragoza, which included approximately 2,100 clients in the residential and SME sectors using technologies developed by DS2 and Ascom. We are also developing pilot programs to implement PLC technology in Chile and Mexico.

        Other services.    Through Endesa Servicios, we provide a variety of products and services to other Endesa Group companies and third parties that are aimed at increasing operating efficiency. These products and services include information and management control systems, supply management and environmental services. We also provide maintenance services with respect to these systems.

Non-Core Diversified Assets

        On March 27, 2003, we sold our 3.01% interest in Repsol YPF, S.A. for €506 million. During 2002, we accounted for our interest in Repsol under the equity method.

  Public Takeover Offers

        In August 2001, the Enersis Group acquired a 0.672% stake in exchange for €5 million in cash in the Cachoeira Dourada hydroelectric plant through a public tender offer as a result of which we increased our stake in the plant to 99.6%.

        In December 2000, Enersis completed two tender offers for Chilectra and Río Maipo for an aggregate amount of $381 million. Following these tender offers, Enersis owned 98.03% of Chilectra and 98.46% of Río Maipo. In 2001, Enersis acquired additional interests in these companies from minority shareholders pursuant to public offers, as a result of which it owned 98.2% of Chilectra and 98.7% of Río Maipo at December 31, 2001.

  Capital Expenditures and Divestitures

        The following table sets forth our capital expenditures and investments by type for the years 2000 to 2002. Financing in those years consisted primarily of internally generated funds.

	2000	2001		2002
	(in millions of euro)
Capital Expenditures:
Power stations	708	797		1,121
Distribution facilities	1,025	1,281		1,060
Other	239	325		191

Total capital expenditures	1,972	2,403		2,372

Investments:
Investments for consolidation, diversification and international	1,668	2,231	(1)	1,359	(2)
Other	473	812		232
Total investments	2,141	3,043		1,591

Total capital expenditures and investments	4,113	5,446		3,963

(1)
Includes mainly a €999 million investment in an approximately 45.3% stake in Endesa Holding Italia, S.R.L. (which holds a 100.0% interest in Endesa Italia, S.R.L.), a €452 million investment in a 30.0% stake in Snet, a €498 million investment to acquire an additional interest in Auna and a €194 million investment to acquire an additional interest in Repsol YPF, S.A.

(2)
Includes mainly a €273 million capital subscription in Auna, a €57 million capital subscription in Smartcom, a €159 million investment to acquire an additional interest in Auna and €706 million in tariff deficit compensation.

  Capital Expenditures

        During the first quarter of 2003, we made total capital expenditures of €386 million, 51.6% of which was made in our domestic electricity business, 13.7% of which was made in our European electricity business, 32.9% of which was made in our Latin American electricity business and 1.8% of which was made in our other businesses. Of the total capital expenditures, €203 million was recurrent capital expenditures and €183 million was invested in increased capacity and other non-recurrent capital expenditures. These capital expenditures were financed by internally generated funds.

        In 2002, we made total capital expenditures of €2,372 million, 56.9% of which was made in our domestic electricity business, 29.9% of which was made in our Latin American electricity business, 10.3% of which was made in our European electricity business and 2.8% of which was made in our other businesses. Of the total capital expenditures, €1,253 million was recurrent capital expenditures and €1,119 million was invested in increased capacity and other non-recurrent capital expenditures.

        In 2001, we made total capital expenditures of €2,403 million, 50% of which was made in our domestic electricity business, 41% of which was made in our international electricity business and 9% of which was made in our other businesses. Of the total capital expenditures, €792 million was recurrent capital expenditures and €1,611 million was invested in increased capacity and other non-recurrent capital expenditures.

        In 2000, we made total capital expenditures of €1,972 million, 57% of which was made in Spain and 43% of which was made in Latin America. Of the total capital expenditures, €1,142 million was recurrent capital expenditures and €830 million was invested in increased capacity and other non-recurrent capital expenditures.

  Divestitures

        As part of our strategic plan 2002-2006, we expect to divest certain financial investments and other assets not related to our core business or with limited strategic value. We plan to make total divestitures (including Viesgo) with an aggregate estimated value of €6-7 billion between 2002 and 2006. See "Item 5. Operating and Financial Review and Prospects—Factors Impacting Our Business—Strategic Plan 2002-2006". From January 1, 2002 through the date of this annual report, we have disposed of approximately €4.2 billion in non-core assets, principally through the sales of Viesgo, the transmission network and certain real estate agents in Spain and our stake in Repsol YPF, S.A. and Red Eléctrica de España, S.A. and certain assets in Chile.

        We have made, or are in the process of making, significant divestitures. The following describes our principal divestitures since 2000:

  •
  in June 2003, we sold a 7.0% interest in Red Eléctrica de España, S.A. for €102.5 million (resulting in a capital gain of €44 million) in order to comply with a regulatory obligation to own less than 3% of the outstanding share capital of such company;

  •
  in June 2003, we announced the sale of our wholly-owned subsidiary Made Tecnologías Renovables to Gamesa, S.A. for €120 million, including €95 million in assumed debt;

  •
  in June 2003, Endesa Chile sold Infraestructura 2000 to Obrascón Huarte Lain for $273 million, including $218 million of assumed debt;

  •
  in April 2003, Endesa Chile sold the Canutillar power plant to Sociedad Hidreléctica Guardia Vieja, S.A. for $174 million;

  •
  in April 2003, Enersis sold the Chilean distribution company Rio Maipo, S.A. to CGE Distribución, S.A. for $206 million;

  •
  in March 2003, we sold our 3.01% stake in Repsol YPF, S.A. for €506 million;

  •
  in March 2003, Endesa-Chile and its associate Gas Atacama, S.A. agreed to sell their transmission assets on Chile's northern grid system to HQI Transelec, S.A. for $110 million, a sale which is expected to close in 2003;

  •
  in December 2002, our board of directors approved the sale of 12 real estate assets to Testa Inmuebles en Renta, S.A. for €385 million, a sale which closed in the first quarter of 2003 and which resulted in capital gains of €150 million. We have entered into leases with Testa Inmbuebles pursuant to which we will continue to occupy these properties for periods of between five and 10 years;

  •
  in November 2002, our board of directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that became operational prior to December 31, 2002 to Red Eléctrica de España (REE) for €1,052 million, €950 million of which corresponds to the assets sold (including 5,858 kilometers of circuits, 3,449 MVA of transforming capacity, 701 bus bar connections and 134 sub-stations in Catalonia, Andalusia, Aragon and Galicia) and €102 million of which corresponds to payment by REE for network operation and maintenance services we will provide for a period of three years following the closing of the transaction. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. This transaction closed in the first quarter of 2003 and resulted in capital gains of approximately €400 million;

  •
  in July 2002, we sold our 2.52% interest in the U.S. mining company Arch Coal Inc., which we had held through our wholly-owned subsidiary Carboex, for €32.1 million, resulting in a capital gain of €13.2 million;

  •
  in April 2002, we agreed to sell our 39.45% interest in Interagua and our interests in Emasagra (12.5%), Agua Vega Sierra Elvira (15.0%) and Gestión de Aguas de Aragón (40.0%) for an aggregate amount of €25.7 million (resulting in a capital gain of €19.3 million), sales which closed in May and October 2002;

  •
  in April 2001, our board of directors approved the initiation of the process pursuant to which we have divested certain generation and distribution assets in Spain. Following a bidding process in which leading electricity operators in the European and North American electricity markets participated, we sold our operating subsidiary, Viesgo, to Enel SpA, the Italian electricity company from which we acquired Elettrogen. Viesgo was comprised of the following generation and distribution assets:

  •
  hydroelectric generation plants with an aggregate installed capacity of 668 MW;

  •
  fuel oil and gas generation facilities with an aggregate installed capacity of 753 MW;

  •
  coal-fired power stations with an aggregate installed capacity of approximately 944 MW; and

  •
  our 100% interest in Electra de Viesgo I, a company which distributes electricity in Cantabria and parts of Asturias, Palencia, Burgos and Lugo.

    Enel SpA acquired 12.5% of Viesgo in December 2001 and the remaining 87.5% in January 2002 for an aggregate purchase price of €2,147 million (consisting of €1,870 million in cash and €277 million in assumed debt and provisions). Total gross capital gains amounted to €1,066 million.

  •
  in March 2001, we sold our direct and indirect stakes in Edenor to Electricite de France for $770 million;

  •
  in October 2000, we sold our holding in Transelec and another generation asset in Chile for $1,076 million;

  •
  in July 2000, we sold our holdings in Aguas Cordillera, a Chilean water utility, for €205.1 million;

  •
  in July 2000, we sold our interest in Aguas Puerto (Esval) for €147.5 million; and

  •
  in June 2000, we sold our holdings in Electricidad de Caracas (Elecar) for a capital gain of $162.7 million.

Environmental Matters

        The environment is a primary concern in all of our activities and we intend for all of our services to contribute to environmental protection and sustainable development. Towards this end, we have set up an Environment and Sustainable Development Executive Committee to ensure that management considers sustainability when it makes its decisions and the constitution of an Environment and Sustainable Development Direction to drive the development of a sustainable strategy for us. In addition, we are adopting an Environmental and Sustainable Development Plan for Endesa, which we expect to implement between 2003 and 2007.

        In 2002, Endesa voluntarily joined The Global Compact, a United Nations initiative addressed to enterprises, international trade unions and non-profit organizations, promoting the adoption of nine principles in human rights, labor standards and environment. Through our participation in this initiative, we seek to demonstrate our leadership in the area of social responsibility and in the application of sustainable principles in decisions of our management. Furthermore, in recognition of our commitment to the environment, this past year we were added to the Dow Jones Sustainability World Index and attained the highest rating of any company in the utilities sector.

        The nature of our principal business (electricity generation through hydroelectric, fuel-oil, nuclear and coal-powered facilities and distribution) and the fact that we undertake coal mining activities means that we are subject to a number of environmental laws and regulations affecting many aspects of our present and future operations including:

  •
  the regulation of air emissions and wastewater discharges;

  •
  the generation, storage and discharge of various types of waste (including the storage of radioactive materials);

  •
  land use; and

  •
  reclamation activities.

        Such laws and regulations generally require us to obtain and comply with a wide variety of licenses, permits and other approvals. We believe that we are in material compliance with all such laws and regulations. If new regulations are adopted, they could have an adverse impact on our operations.

        In particular, we are subject to the risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. These risks include limitations on the type of insurance available in respect of losses that might arise in connection with nuclear operations. The Nuclear Safety Council has broad authority under Spanish law to impose safety-related requirements upon owners and operators of nuclear generating facilities and, in the event of non-compliance, has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved.

        The objective of our principal environmental investments in 2002 has been to reduce and control emissions and to improve water treatment and management through investments in desulfurization plants, water treatment plants, development of energy sources, improvements in electrical lines and other projects to minimize environmental impact of our business activities. Our accumulated investment included in the assets on our balance sheet at December 31, 2002 was approximately €723 million, with €75 million of environmental expenses incurred in 2002.

        During 2002, our primary efforts in this regard included:

  •
  developing environmental management systems (Sistemas de Gestión Medioambiental, or "SGMAs");

  •
  obtaining certifications pursuant to ISO 14001, an international standard for corporate environmental management systems;

  •
  performing environmental impact studies of our new combined cycle gas turbine plants; and

  •
  research and development related to renewable and clean air technologies.

        Since 1998, we have sought to comply with ISO 14001 by developing SGMAs in the areas of thermal, nuclear and hydroelectric energy generation, transmission and distribution of energy and mining activities. We continue to make progress in these areas. Our most important plant certifications during 2002 have been for our plants in Melilla, Ibiza and Mahón. These join the list of plants certified in prior years, including As Pontes, Almería, Puertollano, Los Barrios, Granadilla, Teruel, Alcudia and Barranco de Tirajana. As a result of our SGMAs, we estimate that 81% of the energy that we produced in Spain during 2002 (including energy produced by our nuclear plants) was generated by plants compliant with ISO 14001. Moreover, our Compostilla, Ceuta, Jinamar and Candelaria plants are currently in the final stages of ISO 14001 certification and our combined cycle gas turbine plants at

Besós and San Roque are under review for ISO 14001 certification. We have also continued to implement SGMAs at our hydroelectric plants. After the appropriate documentation has been produced, we expect our Northwest, Ebro-Pyrenees and South plants to be fully compliant, and we are preparing the documentation necessary for a SGMA at our Minas de Andorra plant.

        The adjustments dictated by our SGMAs will improve our control over atmospheric emissions and enhance our ability to monitor air quality, to prevent spills and to manage noise pollution.

        Our approach to controlling air pollution has centered on three basic strategies:

  •
  monitoring emissions and their potential impact on the air quality of surrounding areas;

  •
  prevention and control of atmospheric contamination; and

  •
  application of contaminant-minimizing technologies.

        The Teruel plant has enjoyed particular success in modifying its desulfurization scrubbers to achieve 92% desulfurization. Similarly, we have undertaken studies to ensure that monitoring and control networks at our major thermal plants conform to European Union Directive 1999/30/CE, a comprehensive air quality statute. Our goal has been to improve our monitoring capacity and bring it into compliance with the requirements of the European Union. We have also established an environmental monitoring network for our new combined cycle plant at San Roque, optimizing for this purpose the networks at Los Barrios and Bahia de Algeciras. As a result of the modernization of our atmospheric quality control programs, our As Pontes plant saw continued improvement in its efforts to minimize disruptions to surrounding air quality. In so doing, it further developed its capacity to estimate and evaluate emissions of compounds likely to be restricted by future legislation.

        Insofar as our nuclear plants at Asco and Vandellos are concerned, we have maintained our radiological monitoring program (Programa de Vigilancia Radiológica) and we continue to test for radioactivity and temperature increases in the Ebro River and waters surrounding Asco.

        Our efforts to comply with ISO 14001 have also yielded improvements in our warehousing and monitoring of waste products. Enhancements have been made to our nuclear, hydroelectric and nonrenewable fuel plants in this area. Of particular significance is the fact that we have been successful in marketing our waste products. All of the waste products of the Puente Nuevo and Puertollano plants have been sold, while more than 85% of those generated at Los Barrios and Litoral have been sold.

        In addition, we have met our 2002 objectives set by the Plan for the Elimination of PCB submitted to the regulatory authorities in 2000. As far as wastes produced by our distribution business are concerned, we have successfully retired dangerous wastes at each of our plants, which highlights the progress we have achieved in retiring transformers we no longer use.

        Of the environmental impact studies we performed in 2002, those pertaining to the Son Reus II combined cycle gas turbine, the new groups at El Palmar, the two new gas turbines at Arona and the new gas turbine at Mahón merit special emphasis. We have also performed studies of several hydroelectric facilities, most notably of the Saltos de Riós Barjacoba and El Mulato, Aitona, Baserca, Marboré and Riós Barroja and Flix facilities. In the area of distribution, more than 100 studies, environmental reports and basic construction or installation improvement projects have been undertaken.

        We are working on two projects related to hydrogen and CO2, priority areas as established by the European Commission in the field of energy-related research. We continue research on a fuel cell program designed to show the performance of polymer cells in electricity applications. We are also carrying out research projects by individual plants in the pursuit of advances in clean air technology. The Ceuta and Melilla diesel plants are conducting a research project with the goal of reducing emissions and waste through the mechanical breaking of fuel molecules. The As Pontes and

Compostilla fossil-fuel plants are engaged in research on atmospheric forecasting, and desulfurization and closed-loop combustion, respectively, and the Los Barrios fossil fuel plant is working on new ways to optimize anti-fouling treatments.

        Our growing overseas activities have been accompanied by the implementation of our Spanish environmental management programs abroad. We estimate that 54% and 50% of the thermal energy produced by Endesa Italia and our Latin American subsidiaries, respectively, were generated by plants compliant with ISO 14001. Similarly, 27% of the electricity distributed in Latin America was generated by plants compliant with ISO 14001. Among Endesa's ISO 14001 certified plants in Latin America are Costanera and Dock Sud in Argentina, San Isidro in Chile and our distributor Edesur in Argentina, which is the first distributor in the Enersis group to receive this exacting certification. We have also conducted "Environment Distribution Workshop" and "Environment Management Workshop" programs in which representatives from our Latin American affiliates participated. Furthermore, we have formulated an Environmental Plan for our Latin American distribution affiliates and Enersis, which establishes guidelines and best practices consistent with our company-wide commitment to sustainable environmental management.

Regulation

  Regulation of the Spanish Electricity Sector

  General

        The Spanish electricity sector has recently changed to a free-market system that incorporates elements of competition and liberalization. The new regulatory framework provides for:

  •
  a wholesale generation market;

  •
  freedom of entry for new operators in the electricity business; and

  •
  a gradual increase in the number of consumers who are eligible to select their suppliers.

        On November 27, 1997 the Spanish government passed Law 54/1997, which we refer to as the Electricity Sector Law, providing for a gradual transition to a liberalized system under which every consumer will be free to contract for electric power from generators or other suppliers. Under the Electricity Sector Law, Spanish electricity operations are no longer a public service provided by the government through Red Eléctrica de España, S.A., a state-controlled entity, which we refer to as Red Eléctrica. Red Eléctrica's dispatching functions have been taken over by the market operator, Compañía Operadora del Mercado Español de Electricidad, S.A. (OMEL). Red Eléctrica continues to serve as the system operator. OMEL is responsible for the economic management of the wholesale market, and Red Eléctrica is responsible for the technical management of the transmission grid and the balancing mechanism which ensures that energy supplied is equal to the demand for energy.

        The Electricity Sector Law introduces competition by creating a competitive electricity generation market, allowing:

  •
  third-party access to the transmission and distribution networks;

  •
  development of wholesale markets for electricity generation; and

  •
  eligible customers to contract for their electricity supply either in the generation market or directly with generators and suppliers through bilateral agreements.

        The Spanish government passed a Hydrocarbons Law on October 7, 1998. The Hydrocarbons Law creates the National Energy Commission, which replaced the National Electricity System Commission. The National Energy Commission supervises the electricity industry as well as the hydrocarbons and natural liquid gas industries in Spain.

  New Regulatory Structure

        Under some of the basic provisions of the new regulatory scheme, electricity transmission and distribution activities will continue to be regulated, since their particular characteristics impose severe limitations on the possibility of introducing competition. The new regulatory framework does, however, change the manner in which electricity businesses receive payment, in order to promote efficiency and quality of service.

        The regulations take into account the investment and operation costs related to transmission activities. Fixed remuneration for distribution is based on investment, operational and maintenance costs, and also take into account distribution areas, incentives for supply quality and availability of equipment, loss reduction and commercial management costs. In addition, the new regulations provide for:

  •
  developing wholesale markets for electricity generation. This market is managed by OMEL, which was founded at the end of 1997 and privatized in 1998;

  •
  allowing eligible consumers to select and contract with their electricity suppliers, which encourages suppliers to engage in marketing activities directed toward their customers; and

  •
  establishing freedom of installation for generation activities, which enables potential investors and suppliers who have the necessary technical and financial capacity to enter into the electricity generation business.

        In September 2002, the Council of Ministers approved the first Electricity and Gas Industry Plan subsequent to the passage of the Electricity Sector Law 54/1997. The Energy Plan, as approved, covers the period from 2002 to 2011 and is binding as to what constitutes the basic system of electricity transmission facilities and gas pipelines. The Energy Plan contemplates certain measures to be taken by generators and suppliers of electricity and gas, which will require investments by such generators and suppliers of more than €2.7 billion in the period from 2002 to 2011. The Ministry of Economy has predicted that in the period from 2002 to 2011 that demand will increase an average of 3.2% per year and that gross installed capacity will increase to 79,853 MW in 2011 from 58,892 MW in 2002, which represents a 35.6% increase, principally due to renewable energy and CCGT production.

  Royal Law-Decree 6/2000 of June 23

        On June 23, 2000, Royal Law-Decree 6/2000 was adopted to increase competition in the electricity and other sectors. The main consequences of these measures were a moratorium on generation capacity increases until June 23, 2005, excluding capacity increases related to projects currently under construction at the date of the Royal Law-Decree that have received the necessary administrative permits and future projects to replace current generation capacity (1,600 MW plus 2,365 MW sold to Viesgo in our case).

  Generation

        The Electricity Sector Law seeks to create a competitive electricity generation market. The new system provides for:

  •
  paying generators based on a competitive bid process (sistema de ofertas) known as the "energy pool", plus a "capacity payment";

  •
  permitting the free entry of new generators and the liberalization of the installation of new generation capacity;

  •
  creating two new private entities, the market operator to oversee economic matters and the system operator to ensure the system's technical reliability;

  •
  liberalizing energy sources; and

  •
  allowing electricity companies to recover part of the costs they incur in the transition to the competitive market regime through competition transition costs.

        Under the Electricity Sector Law, power generation plants are dispatched based on the results of a competitive bidding process. Each generating company must report to the market operator on a daily basis for each hour of the following day the price and quantity of electricity they are prepared to supply. Plants offering the lowest bids are dispatched first by the pool operator, while the plants with higher bids come on line later until demand is satisfied. The price of all the electricity produced during the scheduled period is determined by the bid submitted by the last plant dispatched to satisfy the demand for electricity at the time. In addition, electricity generators are compensated by a "capacity payment", calculated based on each individual plant's availability and capacity. Electricity generators will also be compensated for providing ancillary services that complement electricity generation and ensure the quality, reliability and safety of the electricity supplied.

        However, plants using cogeneration and other renewable energy sources with a capacity of less than 50 MW operate under a "special regime". The Electricity Sector Law provides that existing "special regime" facilities may:

  •
  choose to operate under the new regulatory regime implemented by the Electricity Sector Law; or

  •
  operate under the regulations previously in effect for the same transition period during which power generation companies that are subject to the Stable Legal Framework (regulated by Royal Decree 1538/1987) as of December 31, 1997 will be entitled to partial compensation for the costs they incur in connection with the transition to the Competitive Market regime, which extends until 2010.

        Some generation plants operating under the "special regime" will receive economic incentives for their contribution to environmental preservation and energy efficiency.

  Market Operator

        In order to administer the bid process, the Electricity Sector Law established an independent company to serve as "market operator" to:

  •
  organize the bid process;

  •
  provide the market price that results from the bid process; and

  •
  settle all commercial transactions in connection with the bid process.

        The market operator, OMEL, is a private entity which is expected to perform its duties subject to the principles of transparency, objectivity and independence. No shareholder is entitled to own, directly or indirectly, more than 10% of the share capital of OMEL, and the aggregate direct or indirect holdings of entities operating in the Spanish electricity sector may not exceed 40%.

  System Operator

        The Electricity Sector Law also provides that a private entity shall carry out the functions of "system operator". The system operator is responsible for the technical operation of the electricity system, including:

  •
  the continuity and safety of the electricity supply;

  •
  the management of network shortfalls;

  •
  the management of ancillary services that complement electricity generation; and

  •
  the coordination of the generation and transmission systems.

        The system operator performs its duties subject to the principles of transparency, objectivity and independence and coordinates its activities with the market operator. Following the passage of Law 53/2002 on December 30, 2002, the system operator's shareholders are subject to the maximum shareholding limitation of 3%, which represents a reduction from the prior limitation of 10%. The Electricity Sector Law provides for Red Eléctrica to carry out the functions of system operator and of manager of the transmission network. Sociedad Española de Participaciones Industriales (SEPI) is required to hold at least 25% of the share capital of Red Eléctrica until December 31, 2003 and thereafter to hold at least 10%.

  Acquisition of Fuels

        The process of fuel purchasing by generating plants has been liberalized, except for a specific regime applicable to domestic coal which is affected by the Spanish government's Coal Plan. Plants that use domestic coal purchased under three-year renewable supply contracts with domestic suppliers will receive an average premium of approximately €0.006 per kWh generated until 2010 at the latest. The Coal Plan will be effective until 2005, and it is anticipated that the amount of domestic coal under purchase contracts will be reduced approximately 28.3% during the life of the Coal Plan.

        Nuclear facilities use enriched uranium as fuel. Spanish law requires that all enriched uranium supplies be purchased from Empresa Nacional de Uranio (Enusa), which is owned by Spanish government agencies.

  Eligible Customers

        In 1999, measures were adopted to decrease the legal threshold for customers who were eligible to choose their electric power suppliers, which we refer to as eligible customers. At December 31, 2002, there were approximately 75,000 points of consumption by eligible customers, accounting for 53% of Spain's energy consumption. Consumers who exercised the right to choose their suppliers accounted for 29% of Spain's energy consumption in 2002. Since January 1, 2003 all consumers of electricity are able to freely choose their supplier.

  New Electricity Tariff Methodology

        On December 30, 2002 the Spanish government passed Law 53/2002, which empowers the Spanish government to establish, by Royal Decree, the methodology by which average electricity tariffs and reference electricity tariffs will be fixed from January 1, 2003 until December 31, 2010. In setting the average and regulated electricity tariffs by Royal Decree, the following considerations must be taken into account:

  •
  the annual amount payable to power generation companies in the regulated market, which corresponds to the net present value of the revenue deficit which arose during the period of January 1, 2000 until December 31, 2002 will be treated as a regulated cost in setting the tariffs, and in terms of liquidation and payment, will be treated as income from regulated activities; and

  •
  the annual amount payable to power generation companies as compensation for operating in the extrapeninsular and island markets in 2001 and 2002 will be treated as a regulated cost when fixing the tariffs, and in terms of liquidation and payment, will be treated as income from regulated activities.

        Royal Decree 1432/2002, of December 27, established the methodology by which average tariffs will be approved or modified, and amended in certain respects Royal Decree 2017/1997. The new methodology is intended to fix average and regulated tariffs that reflect the cost base of electricity generation and the level of demand, while at the same time setting limits on the amount by which average tariffs may change over time.

        The average tariff may not increase or decrease by more than 1.40% per year. Nevertheless, if the projected straight-line recuperation of competition transition costs would not result in a zero balance at December 31, 2010, the Spanish government may consider an increase of 1.40% in its calculation of the average or regulated tariff. In addition, the average and regulated tariff may not increase more than 0.60% year to year, as a consequence of the revision of the projections used in the calculation of the tariffs in effect during the two preceding years in relation to certain variables and so long as certain limits are exceeded, such as consumer demand (1%), interest rates (50 basis points), Special Regime surcharges (5%) and gas prices (5%). Consequently, total increases in the average or regulated tariffs may not exceed 2% per year.

        Variations in the average or regulated tariffs will be allocated among the different tariffs, subject to the limitation that no one tariff may increase or decrease more than 0.60%.

        Finally, Royal Decree 1432/2002 establishes that in the period 2003 through 2010, a portion of the electricity system's revenues will go towards the payment of tariffs deficits incurred by the relevant companies in 2000, 2001 and 2002 and the additional compensation for the extrapeninsular operations in 2001 and 2002, expressly contemplating that such revenues could be securitized by the parties entitled to payments of the tariff deficits.

  Electricity Rate Reductions

        Spanish electricity rates, which are established annually by Royal Decree and have been decreasing in real terms every year since 1984 (except 1991). The cumulative rate of reduction in nominal terms for all Spanish customers from 1996 through 2002 has been approximately 15.7% (approximately 32.6% in real terms). Consequently, electricity rates in Spain are currently below the European average for the majority of consumer categories.

        In December 1998, the Spanish government approved an average rate reduction for non-qualifying consumers of 2.5% per kWh, which became effective on January 1, 1999. In addition, in April 1999 the Spanish government approved an average rate reduction of 1.5% per kWh for residential non-eligible consumers to apply to the rates which were effective on January 1, 1999 and an additional 0.74% reduction in the rate paid by distribution companies to cogeneration and renewable energies producers.

        In 2000, the average rate for all consumers, including eligible and non-eligible consumers, decreased 4.85% (8.5% in real terms). The average rate reduction for 2001 for all consumers, including eligible and non-eligible consumers, as approved in December 2000, was approximately 1.52% (4.1% in real terms). Royal Law-Decree 6/2000 features a maximum reduction in residential tariffs of 4% in 2001 and 9% during the 2001-2003 period. However, Royal Decree 1483/2001, of December 27, froze residential electricity tariffs for 2002 and increased electricity tariffs for other categories of consumers by approximately 1.0% on average. As a result, average electricity tariffs for 2002 were approximately 0.3% greater than 2001 in nominal terms, which represents a decrease of approximately 3.5% in real terms.

        Royal Decree 1436/2002, of December 31, approved an increase of 1.65% in average electricity tariffs for 2003. An additional significant change established in Royal Decree 1436/2002 is that the tariff schedule does not distinguish among geographical locations; therefore, the costs of electricity generation in respect of island and extrapeninsular demand will be included in the calculation of electricity tariffs. Residential electricity tariffs increased 1.5%, while all other tariffs increased approximately 2.0%.

  Competition Transition Costs (CTCs)

        The Electricity Sector Law, as amended, provides for a transition period until 2010 during which power generation companies (including Endesa) subject to the Stable Legal Framework (regulated by Royal Decree 1538/1987) as of December 31, 1997 will be entitled to partial compensation for the costs they incur in connection with the transition to the competitive market regime. This payment is made from amounts collected from consumers and liquidated by the National Energy Commission (Comisión Nacional de Energía).

        Due to tariff reductions and increases in the price of electricity purchased by electricity companies from the pool, the amount collected from consumers during 2000 was insufficient to pay the full amount that we and other electric companies are entitled to receive for regulated activities (i.e., remuneration for transmission and distribution). In light of this situation, the Ministry of Economy issued an order on November 21, 2000, which provides that this deficit will be shared by all generation companies entitled to recover competition transition costs in proportion to the competition transition costs they received in previous years. The amounts used to cover this deficit are taken into account to determine the competition transition costs to be recovered at the end of the year.

        Law 54/1997, as amended by Royal Law-Decree 2/2001, dated February 2, 2001, states that the overall base present value of the remuneration for competition transition costs (CTCs), in constant 1997 value, may not exceed €10.44 billion. This overall base amount consists of the following components:

  •
  the maximum amount of the allocation for consumption of domestic coal has a present value of €1.77 billion and is payable to the production units which effectively consume local coal; and

  •
  the maximum amount of allocation to technological competition transition costs has a present value of €8.66 billion, 51.2% of which corresponds to Endesa (48.1% excluding Viesgo).

        Royal Law-Decree 2/2001 clarified the payment mechanism for competition transition costs. Each year, the Minister of Economy will determine the portion of competition transition costs corresponding to each generation company. Any excess amounts received by a generation company from sales at a rate above approximately €0.036/kWh will be deducted from the balance of competition transition costs that the company is entitled to receive. As a result, the deduction affects the competition transition cost balance at the end of each year.

        Other significant changes introduced by Royal Law-Decree 2/2001 are:

  •
  the repeal of a provision under the previous regime that provided for the recovery of a certain percentage of the competition transition costs by assignment of 4.5% of amounts billed;

  •
  in case of the sale of a plant, the right to receive competition transition costs allocated to the plant will be transferred to the purchaser. The difference between the market value of the plant, i.e., the sale price, and the reference value as determined by the Ministry of Economy (supposedly, the value assigned to the plant at December 31, 1997, in connection with the determination of competition transition costs allocated to the plant) will be deducted from the balance of competition transition costs to which the selling party is entitled; and

  •
  the amount of competition transition costs allocated to each company is established annually by the Ministry of Economy on the basis of the outstanding balance at the end of the previous year.

        The Ministry of Economy issued an order on March 28, 2001, allowing the set off against reserves of capitalized competition transition costs that could be recovered by assignment of 4.5% of amounts billed prior to the enactment of Royal Law-Decree 2/2001, but whose recovery through the fixed amount of competition transition costs cannot be reasonably deemed certain.

        In July 2001, the European Commission determined that Spain's competition transition costs program is in compliance with the Amsterdam treaty and its requirements for state aid. See "—Regulation of the European Internal Electricity Market".

        For a discussion of the inclusion of the compensation for competition transition costs in the calculation of average and reference electricity tariffs, see "—New Electricity Tariff Methodology".

  New Producers

        The Electricity Sector Law provides for the installation of new power generation plants to be completely liberalized and not subject to government planning, subject only to authorizations required by applicable laws and regulations. New electricity generators will be entitled to the same rights and remunerated on the same terms as existing electricity generators. These new electricity generators will not, however, be entitled to competition transition cost payments.

  Separation of Generation and Distribution Activities

        The Electricity Sector Law maintains the principle established under the historical regulatory framework that generation and distribution activities must be performed by separate companies, although these companies may have common ownership. In addition, distribution activities must be carried out by companies that have as their exclusive purpose the performance of this regulated activity. The separation of generation and distribution activities carried out by any one company was required to take place before December 31, 2000. The Electricity Sector Law guarantees the transparency of the payments for transmission and distribution, which will continue to be fixed by the government.

  Supply and Distribution

        Under the new regulatory system, generation companies and customers who are supplied at a nominal voltage greater than 1,000 volts or consume more than 1 GWh may contract freely to purchase power. As of January 1, 2003 all consumers are entitled to contract freely with power generation companies or to change suppliers. In addition, beginning in 2003, generation companies and supply companies may contract among themselves.

        Under the Electricity Sector Law, entities which supply electricity, eligible customers and authorized foreign entities will be entitled to use freely the existing power distribution networks upon payment of the applicable tariffs. Remuneration for transmission and distribution continues to be fixed by the government.

        Royal Decree 1955/2000 dated December 1, 2000 established the conditions for engaging in transmission, distribution and trading activities. This decree regulates access to the electricity networks and renewed the system of electricity connections to new supplies, which had been in effect since 1982. This decree also sets out the minimum levels of technical quality and customer support required in connection with electricity services, both on an individual customer basis and on a geographical basis. In addition, this decree regulates the discounts to be applied with respect to amounts billed to individual customers that exceed certain interruption levels.

  The Extrapeninsular and Island System

        The Electricity Sector Law recognizes that Spanish electric companies operating off mainland Spain, such as GESA, UNELCO and Endesa with its activities in Ceuta and Melilla, require special treatment given the special technical and financial requirements arising from their small size and isolation. They may be excluded from the competitive bid process and their remuneration may include an additional component to cover specific costs. This additional component will be characterized as a permanent cost of the system and will be covered by the entire national electricity system. As of the date of this annual report, the special regulations in respect of electricity supply in the extrapeninsular and island system contemplated by the Electricity Sector Law were not yet developed.

  Regulation of the Natural Gas Sector in Spain

        Hydrocarbon Sector Law 34/1998, which was adopted in October 1998, substantially liberalized the natural gas industry in Spain. Subsequent laws and regulations, including Royal Decree Laws 6/1999 and 6/2000, have sought to increase competition.

        Royal Decree Laws 6/1999 and 6/2000 accelerated the entry of new competitors in the unregulated natural gas commercialization and supply markets by reducing the minimum consumption requirements for consumers to choose their natural gas supplier. Royal Decree Law 6/2000 reduced the minimum consumption requirement to three million cubic meters of natural gas per year. This minimum requirement is being gradually eliminated. As of January 1, 2002, the minimum requirement was reduced to one million cubic meters of natural gas per year, and beginning January 1, 2003, the minimum consumption requirement will be eliminated, allowing all consumers to freely choose their natural gas supplier.

        Royal Decree 949/2001, of August 3, regulates third-party access to natural gas facilities and establishes an integrated economic system for the natural gas sector. The basic provisions of Royal Decree 949/2001 are as follows:

  •
  regulated activities include the regasification, storage, transmission and distribution of natural gas;

  •
  third-party access to the natural gas transmission and distribution network shall be based on principles of free access, objectivity and transparency;

  •
  the system of tariffs, tolls and royalties charged shall be based on costs which shall be transferred to consumers of natural gas;

  •
  the proposed system of tolls and royalties establishes a single toll for transmission and distribution based on the level of pressure at which the network is connected to the consumer's installation, the contracted capacity and the volume of annual consumption rather than distance; and

  •
  the tariff system will similarly be based on levels of pressure, contracted capacity and consumption independent of final use, except when natural gas is to be used as a raw material.

        The above-mentioned Royal Decree was developed through three resolutions adopted by the Ministry of Economy on February 15, 2002, which set forth a framework for remuneration of regulated operators and established charges for using transmission and distribution networks and tariffs.

        Royal Decree 1434/2002, of December 27, which established a regulatory framework for the transmission, distribution, marketing, supply and authorization procedures in respect of natural gas operators, included the following provisions:

  •
  establishment of a list of regulatory requirements for companies that are involved in the transport, distribution, marketing and supply of natural gas;

  •
  a requirement that all distributors of natural gas distribute it to all persons or companies that request it, so long as such persons or companies are within the geographical region in which such distributor is authorized to supply natural gas;

  •
  if a customer in the regulated market switches to a liberalized market (and a supplier to the liberalized market), such customer must remain in the regulated market for one year should such customer return to the regulated market from the liberalized market;

  •
  regulate the supply of natural gas, including the establishment of the undertakings required of the relevant companies and the consideration related thereto, as well as defining the circumstances in which supply may be suspended; and

  •
  establish the procedures by which authorization will be granted for the construction and operation of natural gas facilities.

        Pursuant to the Ministerial Order dated June 29, 2001, 25% of the natural gas supplied by Sonatrach, the Algerian state petroleum company, via the Europe-Maghreb pipeline has been allocated temporarily (until 2004) to natural gas marketers on a non-discriminatory and transparent basis for resale to non-affiliated qualified consumers, i.e., consumers meeting the minimum consumption requirements. See "—Electricity Business in Spain".

  Regulation of the European Internal Electricity Market

        On December 19, 1996, the Energy Council approved the Internal Electricity Market Directive, which became effective on February 19, 1997. In 2001, the European Commission proposed a set of new measures to open the electricity market to full competition by amending the Electricity Market Directive. These measures include moving forward the scheduled opening of the market to full competition, reinforcing the conditions which encourage real and fair competition and introducing a genuine single market. The proposed measures include:

  •
  the opening of the European electricity market by 2005, allowing all consumers to freely choose their electricity supplier;

  •
  non-discriminatory access to electricity transmission and distribution grids;

  •
  additional measures regarding security of supply and public service;

  •
  careful monitoring of the balance between supply and demand; and

  •
  the guarantee of a secure supply for all consumers.

        During 2001, significant progress towards the development of a harmonized system of access and tariffs for the European transmission grid was made. So far this has led to a provisional harmonized system of tariffs for cross-border electricity exchanges that was implemented in mid-2002.

        On March 16, 2002, the European Council of Barcelona adopted important conclusions on the internal electricity market.

        On November 25, 2002, the European Council reached an agreement, which will serve as the basis of discussions with a view to reaching mutual agreement. Under this agreement, the Council confirmed the two-stage approach to the liberalization of the internal market for natural gas and electricity, as well as the following:

  •
  the time limits for market opening will be July 1, 2004 for non-household users and July 1, 2007 for household users;

  •
  public service obligations and protection of final customers applicable to household customers and, where the Member States deem it appropriate;

  •
  information in electricity bills for final customers on the contribution of each energy sources to the supplier's fuel mix and on existing reference sources;

  •
  information for users on the environmental impact of the energy sources used;

  •
  objective, transparent and non-discriminatory criteria for the licensing procedure for the construction of new production facilities;

  •
  legal separation of transmission system operators in 2004 and of distribution system operators in July 2007;

  •
  third-party access to transmission and distribution systems based on published tariffs;

  •
  independence of the regulatory authorities responsible for determining or approving the methods used to calculate tariffs; and

  •
  guaranteed access to gas storage facilities.

        As of the date of this annual report, the agreements have been passed in the Second Lecture by the European Parliament and are expected to be published in the European Official Journal in July 2003.

  Regulation in Europe

        In the European countries in which we operate, significant regulatory developments occurred in 2002 and early 2003, the highlights of which are outlined below.

  Italy

        Consultations continued between the government regulator and the various participants in the Italian gas and electricity markets in advance of the expected deregulation of both markets in 2004. The Italian government has passed a draft energy law, known as the "Marzano law", the purpose of which is to accelerate the deregulation of the energy industry, by defining the principles for energy industry regulation and administrative responsibilities. It also introduced environmental measures based on the Kyoto Protocol, including through the promotion of the use of natural gas and renewable energies. The "Marzano law" also provides measures on the security of supply networks, simplification of the administrative authorization process, service quality and radioactive waste management.

        The Italian and French energy sector regulators agreed to a common mechanism for assigning interconnection capacity for 2003.

  France

        The French government passed Law No. 2003-08, which sets forth the conditions under which competition will be introduced in the French gas market and contains provisions relating to the public electricity sector.

        In 2002, the European Commission claimed, before the European Court of Justice, that France's delay in implementing the EC directive in gas contravened the EC directive. As of the date of this annual report, these claims are still pending.

  Portugal

        The Portuguese electricity regulator published a proposal which would permit consumers to choose their medium-tension electricity supplier.

        On November 14, 2001, the Spanish and Portuguese Ministers of Economy signed a Protocol for Cooperation between the Spanish and Portuguese Governments for the Creation of the Iberian Electricity Market, whereby the countries agreed to set up, from January 1, 2003, a single electricity market encompassing the whole Iberian peninsula, based on principles of free competition, transparency, objectiveness and efficiency.

        This market, which covers the entire peninsula, is based on free bilateral trading between the players, the creation of an organized medium-term financial market and the performance of short-term transactions in a daily and intradaily market. The two countries have maintained their System Operators, which are responsible for security of supply and the management of the ancillary services.

        The creation of this market has been delayed, due to the problems posed by the existence of current contracts between the Portuguese producers and Rede Eléctrica Nacional (REN), the System Operator, which must be terminated before the new market is in place.

        However, on June 17, 2003, the Portuguese Government approved a liberalization package enabling the creation of the Iberian Market in 2004.

  Regulation in Latin America

  Chilean Regulatory Framework

        Electricity System.    Chile's electricity industry is organized into four separate interconnected electricity systems, the most important of which is the Sistema Interconectado Central (the "SIC") which covers a region that includes more than 90% of Chile's population. The Sistema Interconectado de Norte Grande (the "SING") is the second most important system, providing electricity to the northern mining regions of Chile. There are several other isolated and immaterial systems, including those in regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems.

        Regulation.    The electricity sector in Chile is regulated pursuant to Ley Eléctrica DFL No. 1 of 1982 and regulations under Decree No. 327 of 1998, as amended from time to time, which we collectively refer to as the Chilean Electricity Law. In May 2002, the Chilean executive authority introduced an amendment to the Chilean Electricity Law to the Chilean Parliament. The purpose of the amendment, known as the "Ley Corta" or the "Short Law", is, among other things, to modify provisions of the Chilean Electricity Law relating to payment for the use of electricity transmission networks, to establish mechanisms for the remuneration of ancillary services (including frequency regulation, among others) and to create specific markets for such services. As of the date of this annual report, this amendment has not been approved by the Chilean Parliament.

        Activities.    Generation, transmission and distribution activities are legally separated in Chile. Generation companies and distribution companies may supply electricity to eligible customers (i.e., customers with a connected capacity greater than 2 MW) in a liberalized market. The generation, transmission and distribution to customers with maximum consumption capacity equal to or less than 2 MW is regulated.

        Distribution Tariffs.    Distribution tariffs in Chile are set every four years and will be set next in 2004. The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company (the node prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy and the value added by the distribution network (VAD), which includes an allowed return on investment.

        Regulatory Bodies.    The following are the principal regulatory bodies in Chile and their respective functions:

  •
  The Ministry of Economy fixes regulated prices for generation and distribution, grants concessions for the generation, distribution and transmission of electricity and resolves any disputes that may arise in Centros de Despacho Ecónomico de Carga ("CDECs"), or dispatching centers.

  •
  The Comisión Nacional de Electricidad develops and coordinates plans, policies and regulations for the Chilean electricity sector, advises other governmental entities in all matters relating to energy and performs technical studies for the determination of regulated prices.

  •
  The Superintendencia de Electricidad y Combustibles is the enforcement agency.

  •
  The CDECs, which are industry groups comprised of generation and transmission companies, are responsible for coordinating the operation of the interconnected systems in order to guarantee the secure supply of electricity, minimize the cost of the electricity system and grant easements for the transmission network. CDECs are also responsible for valuing transfers of energy and capacity between their constituent generation and transmission companies. There are currently two CDECs: one for the SIC and one for the SING.

        Limits on Property.    In Chile, there are no maximum limits on vertical or horizontal integration in the electricity industry.

  Argentine Regulatory Framework

        Electricity System.    Argentina's electricity industry is organized into two separate interconnected electricity systems, the most important of which is the Sistema Argentino de Interconexión (the "SADI") which includes approximately 96% of the country's installed capacity. The second system, the Sistema Patagónico, is located in the Austral region. A project is currently underway to connect the two systems through a 500 KV transmission line.

        Regulation.    The electricity sector in Argentina is regulated pursuant to Ley Nacional No. 24.065 of January 1992, which we refer to as the Argentine Electricity Sector Act. The Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA") is responsible for the operation of the wholesale electricity market in Argentina.

        Activities.    Generation, transmission, distribution and supply activities are legally separated in Argentina. There are three categories of eligible customers in Argentina that may freely negotiate contracts with electricity suppliers, depending on their peak demand: Major Large Users ("GUMAs" according to their Spanish acronym), Minor Large Users ("GUMEs" according to their Spanish acronym) and Large Particular Users ("GUPAs" according to their Spanish acronym). The generation, transmission and distribution of energy to non-eligible customers are regulated activities.

        Distribution Tariffs.    Distribution tariffs in Argentina are set every four years and are comprised of generation costs (i.e., the cost of capacity in the wholesale market) and distribution costs, which are designed to allow a distribution company to recover its variable energy costs. The tariff schedule was scheduled to be revised in 2002, but the Ente Nacional Regulador de la Electricidad ("ENRE") has postponed presentation of the tariff proposal pending changes made by the Public Emergency and Reform of the Exchange Regime Act.

        Regulatory Bodies.    The following are the principal regulatory bodies in Argentina and their respective functions:

  •
  The Secretaría de Energía ("SE") promulgates regulations that establish the procedures for the dispatch of electricity and economic transactions in the wholesale electricity market.

  •
  The ENRE is responsible for ensuring compliance by transmission and distribution companies with the obligations pursuant to their concessions, which are granted by the Argentine national executive authority; and with the rules and regulations of the Argentine regulatory framework for the electricity industry. In connection with these responsibilities, the ENRE promulgates regulations necessary to implement control mechanisms, applies sanctions and approves tariffs that apply to concessionaires.

  •
  CAMMESA is responsible for the operation of the wholesale electricity market in accordance with the regulations established by the SE. CAMMESA'S function is to dispatch generation and set prices for electricity purchase from the wholesale electricity market.

        Limits on Property.    In Argentina, transmission companies that hold concessions cannot buy or sell electricity. Generation companies, distribution companies and large users of electricity cannot own nor be majority shareholders of transmission companies. In order for transmission or distribution companies to merge, they must obtain the authorization of ENRE. ENRE must also authorize purchases of shares of distribution and transmission companies by other distribution and transmission companies, respectively. Suppliers may sell up to 5% of aggregate annual energy demand in the electricity market.

        Emergency Measures.    In January 2002, the Argentine government adopted Ley No. 25,561, of Public Emergency and Reform of the Exchange Regime. Although this law did not derogate the Argentine Electricity Sector Act, it introduced significant changes relating to the functioning of the Argentine economy. This law establishes tariffs for public services and local contracts in Argentine pesos and authorizes the Argentine national executive authority to renegotiate public service concession contracts with private entities. As of the date of this annual report, minimal progress in the negotiation process has been achieved and we cannot predict the outcome of the negotiations.

  Brazilian Regulatory Framework

        Electricity System.    Brazil's electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the "Brazilian SIN"), which is comprised of electricity companies in the southern, southeast, central-western, northeast and parts of the northern regions of Brazil, and several other small, isolated systems.

        Regulation.    The regulatory framework for the electricity sector in Brazil is comprised of several articles from Brazil's constitution, ancillary laws and rules and regulations promulgated by the Ministry of Mines and Energy. Brazil's regulatory framework for the electricity sector has been modernized by Law Nos. 8,987 and 9,074 of 1995 (each relating to public service concession contracts), Law No. 9,427 of 1996 (which created the Agência Nacional de Energía Elétrica, or ANEEL), Law No. 9648195 of 1999 (which created the Operador Nacional del Sistema, or ONS, and transferred supervisory power over the Brazilian SIN to it) and Law No. 10,433 of 2002 (which restructured the wholesale energy market).

        Activities.    Generation, transmission, distribution and supply activities are legally separated in Brazil. Eligible customers in Brazil are currently those customers who demand 3,000 kW or more annually, though this threshold is under discussion. In accordance with the model for deregulation of the Brazilian energy sector established in 1995, existing concession contracts held by generation and distribution companies were divided into three contracts: one for the purchase and sale of energy, one for the use of the transmission network and one for interconnection with the electricity distribution network. According to this model, electricity companies were to have a defined contracted capacity until 2003, then such capacity was to be reduced by 25% annually. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generators in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

        Distribution Tariffs.    Distribution tariffs charged to regulated customers in Brazil are based on a system of maximum tariffs that each distribution company may charge, which are established in each distribution company's respective concession contract. There are three types of tariff revisions:

  •
  periodic revisions every four or five years in accordance with the applicable concession contract, the first of which occurred in 2003;

  •
  annual revisions proposed by distribution companies and subject to approval from ANEEL; and

  •
  extraordinary revisions which may be sought by distribution companies if they believe that the economic or financial equilibrium of their respective concession contract has been altered.

        Regulatory Bodies.    The following are the principal regulatory bodies in Brazil and their respective functions:

  •
  ANEEL is responsible for the enforcement of regulations relating to the energy sector and has the authority to grant concessions. ANEEL is overseen by the Ministry of Mines and Energy and functions in a decentralized manner for purposes of enforcement and administrative management by delegating to other agencies in each Brazilian state.

  •
  The Operador Nacional del Sistema (ONS) is a nonprofit private entity in which concession holders and unregulated consumers participate as members with voting rights and the Ministry of Energy and Mines and the Board of Consumers participate as members without voting rights. The ONS is responsible for the coordination and supervision of the generation and transmission of energy in the Brazilian SIN.

  •
  The Mercado Atacadista de Energía, which is subject to regulation by ANEEL, processes all energy purchase and sale activities through bilateral contracts and short-term transactions.

        Limits on Property.    In Brazil, the direct ownership of the property of electricity companies is not restricted. Resolution No. 278 of 2000, however, prohibits the supply of more than 30% of the electricity sold in the market by one agent, irrespective of whether such agent participates in different companies. The resolution, however, does not apply to transmission companies. The significance of this limitation is expected to increase as the defined contracted capacity requirements are eliminated. There are no ownership limitations with respect to transmission companies, since transmission is a regulated business subject to the supervision of the ONS.

        Changes in the Brazilian Regulatory Framework.    During the first quarter of 2002, the Brazilian government proposed a number of measures with the goal of optimizing the regulatory framework for the Brazilian electricity sector. These measures aim to improve competition, increase the security and quality of service and provide incentives for greater private investment in the electricity sector. The

Brazilian government and market participants are currently analyzing and discussing the proposed measures.

  Colombian Regulatory Framework

        Electricity System.    Colombia's electricity industry is organized into a large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the "Colombian SIN") and several other small, isolated systems that provide electricity to rural areas.

        Regulation.    Law No. 142 of 1994 provides the broad regulatory framework for the provision of residential public services, including electricity, and Law No. 143 of 1994 (the "Colombian Electricity Law") provides the regulatory framework for the generation, trading, transmission and distribution of energy. The basic principles for the electricity industry are implemented in resolutions promulgated by the Comisión de Regulación de Energía y Gas ("CREG") and other regulatory bodies governing the electricity sector.

        Activities.    Generation, transmission, distribution and supply activities are legally separated in Colombia. Distribution and supply companies are authorized to sell electricity to eligible and non-eligible customers. Eligible customers are those who demand 100 kW or more annually. The transmission, distribution and sale of electricity to non-eligible customers is a regulated activity. Although the purchase of energy for sale to non-eligible customers is not regulated, tariffs for electricity sold by such purchasers are subject to regulation.

        Distribution Tariffs.    Distribution electricity tariffs in Colombia are set every five years. In December 2002, the CREG passed new regulations pursuant to which compensation levels for distribution throughout the next tariff period would be set. The distribution companies have requested the approval of the regulatory charges based on this methodology in December 2002. Currently, the CREG is considering this request. The new regulatory charges were expected to be approved in May 2003 in line with the Renegotiation Commission's schedule. As of June 2003, the tariffs process is still under consideration and probably new tariffs will be enacted in October 2003. Despite the fact that the current state of these negotiations could lead to improvements in the tariff system (and in particular, higher rates of return and greater acknowledgement of operating, maintenance and administrative costs on the part of the regulator), some public leaders and politicians are asking for public service tariff increases to be capped by an inflation adjustment, or alternatively, an increase in the minimum wage.

        Regulatory Bodies.    The following are the principal regulatory bodies in Colombia and their respective functions:

  •
  The Ministry of Mines and Energy establishes and maintains the conditions for the proper functioning of the wholesale energy market.

  •
  The Ministry of Economic Development is responsible for enforcing the rules and regulations relating to the Colombian electricity sector.

  •
  The CREG, which is overseen by the Ministry of Mines and Energy and whose board is presided over by the Minister of Mines and Energy, is responsible for regulation of the Colombian energy and gas sectors. The CREG's board is comprised of eight members, three of whom are government representatives and five of whom are independent experts. Decisions by the board of the CREG are based on a majority of votes by its members but require the affirmative vote of at least one of the government's representatives.

  •
  The Consejo Nacional de Operación ("CNO") is responsible for guaranteeing the secure, reliable and economic operation of the Colombian SIN. The CNO is comprised of representatives of generation, distribution and transmission companies.

  •
  The Centro Nacional de Despacho ("CND") is responsible for coordinating the dispatch of energy and the planning supervision, control and integrated operation of generation, interconnection and transmission resources in the short term.

        Limits on Property.    Prior to the adoption of the Colombian Electricity Law, the Colombian electricity sector was extensively vertically integrated. In accordance with the Colombian Electricity Law, companies formed after the adoption of the law may jointly undertake either (i) generation and supply activities or (ii) distribution and supply activities. Such law, however, prohibits or sets limits on the integration of generation and transmission activities, generation and distribution activities, transmission and distribution activities and transmission and supply activities. In addition, effective as of January 1, 2002, generation companies may not own more than a 25% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries. Companies that were vertically integrated at the time the Colombian Electricity Law became effective may continue to engage in all the generation, transmission, distribution and trading activities in which they were engaged prior to the effectiveness of such law but must maintain separate accounting records for each activity.

        The market share of generation companies, energy traders and distribution companies is limited as follows:

  •
  a generation company may not own more than 25% of the installed generating capacity in Colombia;

  •
  a trader may not account for over 25% of the trading activity in the Colombian SIN; and

  •
  a distribution company cannot have more than 25% of the distribution activity in the Colombian SIN.

        In order to calculate these limits, the participation of a given company is added to companies of the same corporate group, of parent companies, of affiliates and of subsidiaries. In 2000, the CREG issued Resolution 42 which established that no generation company may increase, directly or indirectly, its participation in the generation market pursuant to acquisitions or mergers, if the net effective capacity resulting therefrom exceeds the so-called "Capacity Band" as set by the CREG. Through Resolution 5 of 2002, the CREG set the Capacity Band at 4,250 MW.

  Peruvian Regulatory Framework

        Electricity System.    Peru's electricity industry is organized into a principal interconnected electricity system, which is known as the Sistema Eléctrico Interconectado Nacional (the "SIEN") and several other small, isolated systems that provide electricity to rural areas.

        Regulation.    The main components of the Peruvian regulatory framework are Law No. 25,844 of 1992 (Law on Electricity Concessions) and Law No. 26,876 of 1997 (Antitrust Law on the Electrical Sector).

        Activities.    Generation, transmission and distribution activities are legally separated in Peru. Generation and distribution companies may supply electricity to eligible customers. Eligible customers are those who demand 1,000 kW or more annually. The transmission, distribution and sale of electricity to non-eligible customers is a regulated activity.

        Distribution Tariffs.    Distribution tariffs for regulated customers in Peru are set every four years (the last time being in 2001) and include a charge for value added from distribution (VAD) which takes into account certain distribution costs based on a distribution company with model efficiency. Different distribution tariffs apply based on voltage levels and the type of customer activity.

        Regulatory Bodies.    The following are the principal regulatory bodies in Peru and their respective functions:

  •
  The Ministry of Energy and Mines defines energy sector policy and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses and concessions for generation, transmission and distribution activities, amongst others.

  •
  The Organismo Supervisor de la Inversión en Energía ("OSINERG") is an autonomous public regulatory entity that controls the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. The OSINERG also publishes regulated tariffs.

  •
  The Comité de Operación Económica del Sistema ("COES") coordinates the dispatch of electricity and operates the spot market. It also settles transfers of energy and capacity. The board of the COES is comprised of eight representatives of generation companies with more than 1% of the installed capacity in the interconnected system and those companies that supply more than 15% of the energy produced. The board also includes one representative of the principal transmission system. Participation on the board of the COES by any corporate group is limited to two members.

  •
  The Comisión Anti-Monopolio is overseen by the Instituto de Defensa al Consumidor y la Propiedad Intelectual.

        Limits on Property.    Authorization is required for the horizontal integration of generation, transmission and distribution activities which result in a greater than 15% share of the market. Authorization is required for the vertical integration of generation, transmission and distribution activities which result in a greater than 5% share of the market.

        Reform of the Electricity Sector.    The Ministry of Energy and Mines has summoned regulators, consumer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía to discuss the so-called "Reform to the Second Generation of the Electricity Sector". The agenda for this reform includes strengthening the reform of the electricity sector, stimulating private investment and improving economic efficiency (including improvements in the tariff-setting process), as well as other technical issues.

C. ORGANIZATIONAL STRUCTURE

        Endesa operates through the following wholly-owned subsidiaries in its principal lines of business.

  Electricity

  •
  Endesa Generación operates our mining and generation assets in Spain.

  •
  Endesa Red operates both our electricity distribution assets in Spain and our gas distribution businesses that sell piped gas to residential, commercial and industrial customers in Spain and Portugal (until December 31, 2002, our gas distribution business was conducted by Endesa Diversificación).

  •
  Endesa Energía sells electricity to eligible customers in Spain and the rest of Europe.

  •
  Endesa Europa holds our electricity operations in Europe (outside Spain) and Northern Africa.

  •
  Endesa Internacional holds our electricity operations in Latin America, including electricity generation and distribution assets.

  Other Businesses: Related Businesses

  •
  Endesa Diversificación has interests in:

  •
  cogeneration and renewable energy businesses, including wind, biomass and solar energy; and

  •
  businesses related to water and the environment.

  Other Businesses: Non-Core Businesses

  •
  Endesa Diversificación also wholly owns Endesa Telecomunicaciones which holds our interest in Auna, Spain's second-largest integrated telecommunications operator, and Smartcom, a wireless communications operator in Chile.

  •
  Endesa Servicios aggregates our significant assets relating to control systems, communications and information technology-related assets.

        The chart below illustrates the structure and holdings of Endesa and its significant subsidiaries and their treatment in our consolidated financial statements at December 31, 2002. For a list of our subsidiaries, their country of incorporation and our percentage interest (voting and economic) in such subsidiaries, see Note 1 to our consolidated financial statements.

D. PROPERTY, PLANTS AND EQUIPMENT

        See "—Business Overview" and "Item 5. Operating and Financial Review and Prospects—International Electricity Business".

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

        The following discussion of our operating results, financial condition and prospects is based on our audited consolidated financial statements included in this annual report. Such audited consolidated financial statements have been prepared in accordance with Spanish GAAP. For a reconciliation of net income (loss) and stockholders' equity to U.S. GAAP and a discussion of the significant differences between U.S. GAAP and Spanish GAAP, see Note 25 to our consolidated financial statements.

Overview

        We are the largest electricity company in Spain in terms of installed capacity, market share in generation and distribution, and market capitalization, with a presence in Italy, France, Portugal and North Africa and the first multinational private electricity company in Latin America. Our core business is energy. We are also involved in activities related to our core energy business such as renewable energies and cogeneration and the distribution and supply of natural gas. In addition, we hold interests in other businesses such as telecommunications.

Factors Impacting Our Business

        Our results of operations, financial condition and businesses have been and will continue to be affected by changes in the regulatory systems in the countries in which we operate, principally in Spain, which has fully liberalized the electricity and gas markets as of January 1, 2003. In addition, fluctuations in the local currencies of the countries in which we operate in Latin America against the euro will affect our results of operations, which we report in euro, as well as the reported value of our consolidated assets and liabilities. Finally, macroeconomic conditions in the countries in which we operate will affect overall demand for electricity and gas and correspondingly, affect our results of operations, financial condition and businesses.

  Strategic Plan 2002-2006

        We announced our strategic plan 2002-2006 in February 2002 and updated the plan in October 2002 in response to the underlying macroeconomic and industry conditions, which were represented by the following:

  •
  continued economic slowdown in our principal markets;

  •
  depreciation of the local currency in all of the Latin American countries in which we have substantial operations against the euro; and

  •
  continued weakness and volatility in global financial markets.

        In 2002, we believe that we made progress in achieving the four core objectives set out in the strategic plan:

  •
  increasing the profitability of our core business;

  •
  growing our core business organically in each of our markets;

  •
  managing our asset portfolio; and

  •
  strengthening our financial position.

        We reduced capital expenditures and investments in new initiatives by 27.2% to €3,963 million in 2002 compared with €5,446 million in 2001. This sharp decrease in capital expenditures and investments was due principally to a reduction in investments to €1.6 billion in 2002 from €3.0 billion 2001. In fact, the amount of capital expenditures we made in 2002 remained steady at €2.4 billion compared with 2001 and in our Spanish electricity business, we increased the level of capital expenditures by 11.5% in 2002. In addition, during 2002 and through the date of this annual report we disposed of €4.2 billion in non-core assets, principally through the sales of Viesgo, the transmission network and certain real estate assets in Spain and our stake in Repsol YPF, S.A. and Red Eléctrica de España, S.A. and certain assets in Chile.

        To achieve the goals of our strategic plan, we intend to maintain the level of recurring capital expenditures in Spain, identify a partner for our renewable energy business, reconsider the acquisition of new financial stakes in Europe, limit investments in organic growth of our Latin American generation business and reduce recurring maintenance capital expenditures in Latin America.

  Ongoing Initiatives

        In our Spanish and European electricity businesses, our initiatives are the following:

  •
  preserving our balanced portfolio without making significant investment in our generation assets, strengthening our commercial structure in Spain to benefit from the full liberalization of the Spanish electricity market which occurred on January 1, 2003 by enhancing our cross-selling efforts and increasing our access to a competitively-priced supply of electricity and gas; and

  •
  optimizing our generation assets by repowering our plants in Europe in a cost-effective and time-efficient manner and optimizing our start-up program for new plants.

        As part of the development of our cross-selling efforts, we decided to integrate our national gas operations into Endesa Red, S.A., our wholly-owned subsidiary responsible for our electricity distribution business in Spain.

        In our Latin American electricity business, our initiatives are the following:

  •
  maintaining the self-financing of our subsidiaries without recourse to Endesa, S.A.;

  •
  strengthening Enersis's financial position;

  •
  managing regulatory issues proactively; and

  •
  optimizing the balance between cash flow and investments.

        In our other businesses, our initiatives are the following:

  •
  assisting in the design of a program that guarantees that Auna will obtain financing without recourse to its shareholders; and

  •
  participation in the management of the holding company in advance of the projected profitability.

  Debt Reduction

        As part of our strategic plan 2002-2006, in 2002 we reduced our net financial debt by €2.3 billion to €22.7 billion outstanding at December 31, 2002 compared with €25.0 billion outstanding at December 31, 2001.

	At December 31,
	2002	2001
	(in millions of euro)
Net financial debt	22,747	25,007
Accrued unpaid interest	154	204
Debt of unconsolidated affiliates	(209)	(145)
Debt with interest assigned to creditors	(527)	(621)
Swap effects accounted for as non-financial debt	91	(85)
Cash	201	352
Short-term financial deposits	1,489	89
Other	—	3
Consolidated debt on the balance sheet	23,946	24,804

  Electricity Sales and Purchases in Spain

        Under Spain's regulatory structure, electricity generated in Spain is:

  •
  traded through a wholesale market, which is referred to as the "energy pool", or by direct bilateral agreements; or

  •
  sold under a "special regime" which applies to cogeneration and renewable energies projects with an installed capacity no greater than 50 MW.

        Accordingly, all of the energy we produce (excluding cogeneration and renewable energy production) is either sold through the energy pool or sold through bilateral physical contracts. We may also sell energy which is not produced by us to the energy pool by selling imported energy or selling energy on behalf of another energy producer. We then buy out of the energy pool to meet the requirements of our customers. Because the administrator of the energy pool's settlement system does not provide information about counterparties to transactions, all sales by Endesa Group companies through the energy pool are recorded as sales included in operating revenues and all purchases through the energy pool are recorded as purchases included in operating expenses even if the actual counterparties to certain of these transactions were each members of the Endesa Group.

  Regulatory Structure and Tariffs in Spain

  Regulatory Structure

        Our companies in Spain operate within a regulatory framework for the electricity industry that came into effect on January 1, 1998. The most significant aspects of the Electricity Sector Law and subsequent laws affecting the electricity sector are as follows:

  •
  energy is produced in a fully-liberalized market, based on a system of offers of energy made by generation companies and a system of bids by (i) consumers who meet certain eligibility requirements, (ii) electricity distributors and (iii) electricity supply companies;

  •
  energy is supplied to eligible customers in a fully-liberalized market;

  •
  the transmission and distribution of electricity (including the supply of energy to deregulated customers) and the economic and technical management of the electricity system are regulated activities and subject to tariffs that are revised annually;

  •
  the Electricity Sector Law provides for the gradual liberalization of the supply of electricity to eligible customers. As a result of such law the electricity sector has been fully-liberalized since January 1, 2003, as a result of which all consumers of electricity are able to freely choose their electricity supplier; and

  •
  Law 54/1997 recognized the existence of costs associated with the transition to competition in a fully-liberalized market for certain generation companies that, at December 31, 1997, were among the companies referred to in Royal-Decree 1538/1987, of 11 December. The maximum amounts and conditions for the recovery of competition transition costs are established by Royal Decree Law 2/2001.

        The Electricity Sector Law, as modified by an Additional Disposition of Law 34/1998, of October 7, of the Hydrocarbon Sector, recognizes that Spanish electricity companies operating off mainland Spain (specifically, in the Balearic Islands, the Canary Islands, Ceuta and Melilla, which we refer to as the extrapeninsular system) require special treatment given the special technical and financial requirements due to their small size and isolation. They may be excluded from the competitive bid process and their remuneration may include an additional component to cover specific costs. This additional component will be characterized as a permanent cost of the system and will be covered by the entire national electricity system. As of the date of this annual report, the system of compensation under this special off-mainland regime has not been developed. Since 1998, tariffs for electricity produced in the extrapeninsular system have included a permanent cost which has been estimated by the Ministry of Economy.

  Tariffs

        Under Spain's regulatory structure, average electricity rates have been reduced at an accelerated rate. We estimate that, from 1996 through 2002, the cumulative rate of reduction in nominal terms for all Spanish customers has been approximately 15.7% (approximately 32.6% in real terms). Consequently, electricity rates in Spain are currently below the European average for the majority of consumer categories.

        In 2000, the average rate for all consumers, including deregulated and regulated consumers, decreased 4.85% (8.5% in real terms). The average rate reduction for 2001 for all consumers, including deregulated and regulated consumers, as approved in December 2000, was approximately 1.52% (4.1% in real terms). Royal Law-Decree 6/2000 features a maximum reduction in residential tariffs of 4% in 2001 and 9% during the 2001-2003 period. However, Royal Decree 1483/2001, of December 27, froze residential electricity tariffs for 2002 and increased electricity tariffs for other categories of consumers by approximately 1.0% on average. As a result, average electricity tariffs for 2002 were approximately 0.3% greater than 2001 in nominal terms, which represents a decrease of approximately 3.5% in real terms.

        Royal Decree 1436/2002, of December 31, approved an increase of 1.65% in average electricity tariffs for 2003. An additional significant change established in Royal Decree 1436/2002 is that the tariff schedule does not distinguish among geographical locations; therefore, the costs of electricity generation in respect of island and extrapeninsular demand will be included in the calculation of electricity tariffs. Residential electricity tariffs increased 1.5%, while all other tariffs increased approximately 2.0%. See "Item 4. Information on the Company—Regulation—Regulation of the Spanish Electricity Sector".

  Foreign Currency Exposure

        As a result of our international diversification strategy, many of our subsidiaries are located outside Spain (principally in Latin America), and their functional currency is their respective local currency. Because our reporting currency is the euro, the income statements of these subsidiaries are translated into euro for inclusion of the results of these subsidiaries in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. In addition, we have significant assets and liabilities outside Spain (principally in Latin America) which are denominated in local currencies. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in our equity position. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

        The devaluation of these currencies relative to the dollar has an adverse effect on the financial statements of our subsidiaries, which are denominated in their respective local currency, because it increases in local currency the dollar value of their dollar-denominated debt and results in a negative exchange difference in their statement of operations.

        At December 31, 2002, the rate of exchange in Argentina had fallen to $1.00 = 3.37 Argentine pesos, resulting in a decrease in net income of €67 million during 2002 and a reduction in shareholders' equity of €189 million at December 31, 2002. Our business, financial condition and results of operations may be adversely affected by any further declines in the values of the currencies of the various Latin American countries where we operate. Accordingly, during 2002, we recorded provisions of €145 million to cover potential risks related to potential further devaluations in the Argentine currency and the risk of default on loans made by us directly to our Argentine affiliates.

        In addition, the portion of our debt denominated in foreign currencies is exposed to the risk of fluctuations in exchange rates. To minimize this risk, we have entered into different contracts to hedge against exchange rate risk. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

  Macroeconomic Considerations

  Spain

        Our principal business is the generation and distribution of electricity in Spain. Consequently, our results of operations are, to a large extent, dependent on the level of demand for electricity in Spain which, in turn, is directly related to the overall level of economic activity in the country. During 2002:

  •
  the Spanish economy, as measured by gross domestic product ("GDP"), grew by 2.0% compared with a 2.7% increase in GDP for 2001;

  •
  inflation, as measured by the consumer price index, increased to 4.0%; and

  •
  interest rates decreased, resulting in a decrease of the one-year European Interbank Offered Rate (EURIBOR) to approximately 2.7% at December 31, 2002 from 3.3% at December 31, 2001, as published by the Central Bank of Spain.

        For 2002, total electricity consumed in Spain was 222,247 GWh, an increase of 2.4% from 2001 as a result of economic growth in Spain. To satisfy this demand, the electricity industry generated 216,918 GWh of electricity (including production by cogeneration and renewable energies facilities with an installed capacity of less than 50 MW), an increase of 1.5% from 2001. Total hydroelectric power generated for 2002 was 22,560 GWh, a decrease of 42.8% from 2001. In addition, for 2002 there was a 12.9% increase in power production by cogeneration and renewable energies facilities with an installed capacity of less than 50 MW in the Spanish electricity sector totaling approximately 34,858 GWh, representing 16.1% of the total power generated in Spain.

  Italy

        Italy's GDP growth was 0.3% in 2002 down from 1.8% in 2001. Despite sluggish economic growth and modest increases in produce prices, consumer price inflation rose sharply in the second half of 2002. However it is expected that inflation will ease from 2.6% in 2002 to about 2.3% for 2003 as a whole, according to the EU harmonized rate. Inflationary pressures will be dampened by the impact on import prices of a substantial appreciation of the euro and still sluggish domestic demand growth in the first half of the year. GDP growth for 2003 is projected to be 1.5%.

  Latin America

        Results of operations from our Latin American businesses are impacted by macroeconomic conditions in the region. Our future results of operations from our Latin American businesses will depend on our ability to implement the financial strengthening plan effectively and improve cash generation and the evolution of economic conditions in Latin America.

        Chile.    Chile's GDP growth slowed to 2.0% in 2002 down from 2.9% in 2001. Although Chilean inflation has been moderate in recent years, Chile has experienced high levels of inflation in the past. In 2002, inflation was 2.8%, and officials at the Chilean Central Bank expect inflation to be approximately 3.2% in 2003. The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future. The recent weakness of the Chilean peso has been largely related to copper prices, which have experienced 30-year lows. The devaluation of Chilean peso relative to the U.S. dollar was 8.9% in 2002, 14.1% in 2001 and 8.2% in 2000. New trade agreements between Chile and the United States are expected to lessen to a certain extent the impact of regional political and economic risks on Chile's economy.

        Argentina.    Argentina's economy is in its fourth straight year of recession. In January 2002, the Argentine government removed the peg of the Argentine peso to the U.S. dollar, resulting in a significant devaluation of the peso against the dollar. The Argentine government has also defaulted on the payment of its debt obligations. Whether companies doing business in Argentina will default on their obligations depends upon their own financial condition, and, in the case of U.S. dollar obligations, continued access to the foreign exchange markets. The default by the Argentine government and its decision to devalue the currency resulted in considerable uncertainty about the government's political stability, its management of the economy and the current exchange rate regime, uncertainty which exists as of the date of this annual report in respect of the new administration. Economic activity slowed sharply in the last weeks of 2001, and GDP declined an estimated 10.9% (in real terms) in 2002, principally as a result of currency devaluation. Argentina also experienced 41% inflation in 2002 as a consequence of the currency devaluation.

        Our business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory developments in Argentina. The following is a description of the most significant adverse developments in respect of our Argentine operations since the end of 2001:

  •
  the devaluation of the Argentine peso resulted in decreases in net income of €84 million and €67 million in 2001 and 2002, respectively, and reductions in shareholders' equity of €356 million and €189 million as at December 31, 2001 and 2002, respectively;

  •
  the concession contract of our Argentine subsidiary, Edesur, has been affected negatively by the Economic Emergency Law, which the Argentine Congress passed on January 6, 2002, and which remains in force as of the date of this annual report, in that the provisions of the concession contract that permitted its distribution tariffs to be pegged to the dollar, and provided for certain price indexation mechanisms, have been derogated. Since Edesur's invoices to its clients are no longer pegged to the dollar, the dollar value of such receivables has declined significantly in the wake of the devaluation;

  •
  the Economic Emergency Law and other recent Argentine foreign exchange restrictions have also affected adversely the economic and financial condition of Hidroeléctrica El Chocón S.A. due to the "pesification" of all privately-negotiated contracts and spot energy market prices, since this generation affiliate of Endesa-Chile has electricity power supply contracts with clients in Argentina and operates in the Argentine Electricity Retail Market.

        Brazil.    Brazil's GDP grew in 2002 by only 1.5% due to weak domestic demand principally due to political uncertainty in the months leading up to the general elections in October 2002. Monetary policy has been kept tight by the Brazilian government in order to limit inflation and to bolster the currency.

The Brazilian real depreciated approximately 34% relative to the U.S. dollar in 2002 largely due to increased governmental financing requirements and decreases in inflows of foreign capital prior to the October 2002 elections.

        Colombia.    Colombia's GDP grew by 1.6% (in real terms) in 2002 compared with 1.5% growth in 2001. Inflation reached 7.0% in 2002. The Colombian peso depreciated approximately 10% relative to the U.S. dollar in 2002.

        Peru.    Peru's GDP grew by 4.3% in 2002. The Peruvian nuevo sol depreciated approximately 2.1% relative to the U.S. dollar in 2002. Inflation was low in 2002 at 2.0% for the year.

Factors Affecting the Comparability of Our Results of Operations

  Changes in the Composition of the Group

  Year Ended December 31, 2002

        In January 2002, we sold our 87.5% stake in Viesgo. As a result, we have not consolidated Viesgo's results of operations for the fiscal year ended December 31, 2002 in our consolidated financial statements.

        In the first quarter of 2002, Endesa Europa acquired an additional 5.7% interest in Endesa Italia, which raised its stake in Endesa Italia to 51.0%. As a result, we have consolidated Endesa Italia's result of operations for all of the fiscal year ended December 31, 2002 in our consolidated financial statements.

        As of January 1, 2002, we no longer consolidate the results of operations of Smartcom, our wholly-owned Chilean mobile telephony operator, due to the fact that it has an insignificant effect on our results of operations as a whole and investments in the telecommunications sector do not form part of our principal lines of business. For the fiscal year ended December 31, 2002, we have accounted for Smartcom's results of operations by the equity method.

  Year Ended December 31, 2001

        In April 2001, we acquired a 30.0% interest in Snet, and in September 2001, we acquired a 45.3% interest in Elettrogen (subsequently renamed Endesa Italia). As a result of the acquisition of minority interests in these companies, we accounted for these companies by the equity method in 2001.

        In 2001, we acquired an additional 0.88% stake in Repsol YPF, S.A. in the open market. As a result of this acquisition, we held a 3.01% stake in Repsol YPF at December 31, 2001. We sold our stake in Repsol YPF in March 2003 for €506 million. Because our ownership interest represented more than 3.0% of Repsol YPF's outstanding share capital at that date, we accounted for our interest under the equity method as of January 1, 2001, whereas we accounted for our interest in Repsol YPF, S.A. under the cost method for most of 2000.

  Change in Accounting Treatment and Recovery Period for Competition Transition Costs

        Royal Decree 2/2001 of February 2, 2001 resulted in a change in our accounting treatment of and the recovery period for competition transition costs (CTCs). See "Item 4. Information on the Company—Regulation—Regulation of the Spanish Electricity Sector—Competition Transition Costs (CTCs)". Prior to the effectiveness of Royal Decree 2/2001, we recovered competition transition costs as follows:

  •
  approximately 76.2% of our competition transition costs were recovered from our corresponding portion of 4.5% of the aggregate amount billed annually by the Spanish electricity sector, which amount was assigned each year to eligible generation companies in proportion to the amount of CTCs to which such companies are entitled until competition transition costs are fully recovered; and

  •
  approximately 23.8% of our competition transition costs were recoverable through what we refer to as the "system of differences". Pursuant to the system of differences, we are entitled to receive as CTCs our corresponding portion of the positive difference between (i) the aggregate amount of electricity tariffs billed to final customers and (ii) a basket of costs related to the generation, transmission and distribution of electricity such as the aggregate cost of electricity purchased from the energy pool, transmission costs and distribution costs, as determined by the Spanish government on a yearly basis. If, however, the basket of costs, as determined by the Spanish government in a given year, is greater than the aggregate amount of electricity tariffs billed to final customers, then the Spanish electricity companies entitled to receive CTCs, including us, are liable for their proportionate share of the difference between (i) such basket of costs and (ii) the aggregate amount of electricity tariffs billed to final customers. We refer to this difference as a "tariff deficit". See "Item 3. Key Information—Risk Factors".

        Royal Decree 2/2001, however, established that competition transition costs will be recoverable only through the system of differences through 2010. As a result of this new regulation, in 2001 we changed our accounting treatment of and recovery period for competition transition costs as follows:

  •
  During 2000, we accounted for competition transition costs recovered from 4.5% of the aggregate amount billed by the Spanish electricity sector on an accrual basis, since we were reasonably certain that we would eventually collect such competition transition costs despite their actual rate of collection. In 2001, we began accounting for competition transition costs on a cash basis. If we had applied this accounting treatment in 2000, our revenues from operations in 2000 would have been €293 million lower (including a decrease in operating revenues of €121 million relating to the tariff deficit, as described below).

  •
  During 2000, the cost of assets that we expected to recover through the competition transition cost scheme were amortized during the period ending December 31, 2007. In 2001, we extended this amortization period to the period ending December 31, 2010. If these assets had been amortized on the same basis in 2000, our amortization expense in 2000 would have been €198 million lower.

  •
  During 2000, we accounted for the amount owed to the Spanish government as a result of the tariff deficit in 2000 as an extraordinary expense in the amount of €121 million. As of January 1, 2001, we no longer account for amounts owed to the Spanish government as a result of the tariff deficit as an extraordinary expense. Instead, we account for such amount as a deduction from operating revenues. Accordingly, if we had applied this accounting treatment in 2000, we would not have recorded an extraordinary expense in the amount of €121 million and our operating revenues would have been lower by this amount.

        The net tax effect of the application of these changes in 2000 would have been €9 million more in corporate income tax expense than we recorded in our historical results of operations for 2001.

        As a result of these accounting changes related to CTCs, our historical results of operations for 2001 are not fully comparable to our historical results of operations for 2000.

Critical Accounting Policies

        The preparation of our consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available under Spanish GAAP. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our significant accounting policies the following may involve a high degree of judgment: property, plant and equipment and other long-lived assets; goodwill; net investment hedges; provisions and derivatives.

  Property, Plant and Equipment and Other Long-Lived Assets

        Property, plant and equipment and other long-lived assets are recorded at cost and is depreciated over its estimated useful life. The estimated useful lives of our generation and distribution facilities range from 25 to 40 years. A significant decrease in the estimated useful life of a material amount of property, plant or equipment or other long-lived assets could have a material adverse impact on our operating results in the period in which the estimate is revised and subsequent periods.

        Additionally, under Spanish GAAP property, plant and equipment and other long-lived assets are impaired when their book value exceed their respective fair value. The determination of property, plant and equipment and other long-lived asset fair value is calculated on the basis of the future discounted cash flows to be generated by the assets, including the remuneration for the transition to competition. The factors considered in the determination of the fair value depend upon the company's estimate of future prices and interest rate. The amount of property, plant or equipment or other long-lived asset impairment could have a material adverse impact on our operating results in the period depending on the estimations made. At December 31, 2002, December 31, 2001 and December 31, 2000, our directors consider that the book value of the revalued assets does not exceed their market value.

  Goodwill

        Under Spanish GAAP, the difference in consolidation between the purchase price paid in cash for which the investment in a subsidiary is recorded and the participation of the parent company in the equity of the subsidiary should be allocated to the identified assets and liabilities of the subsidiary, up to the limit applicable to the parent's investment in the difference between the book value and the fair value of the related item. The remaining difference, if positive, should be shown on the asset side of the consolidated balance sheet as goodwill and should be amortized over a maximum period of twenty years, since this is deemed to be the average period over which the investments made will be recovered. Acquisitions through the exchange of shares are recorded as pooling of interest in most cases under Spanish GAAP.

        Each year the recoverability of the net values recorded is analyzed by reviewing the discounted cash flows that such assets for which goodwill has been recorded are expected to generate. The assumptions used in calculating expected discounted cash flows relate to expected sale prices, demand in the electricity market, interest rates, exchange rates and other factors, all of which have a significant effect on the calculation. Any difference in the assumptions used in these calculations could have a significant effect on the value of the goodwill recorded on our balance sheet as well as our net income.

        Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2002, the Group's directors considered that the goodwill recorded will be able to be recovered in full.

  Net Investment Hedges

        We arrange exchange rate hedges for part of our investments in foreign companies by financing these investments in the functional currency of the country concerned or in a currency closely correlated thereto. These hedges also ensure that the cash flow generated by the investment is sufficient to ensure repayment of the full amount of the related loans throughout the term thereof.

        For debts considered to hedge investments outside Spain, under Spanish GAAP the exchange differences multiplied by the percentage of correlation between the euro/functional currency exchange rate and the euro/U.S. dollar exchange rate are recorded under the "Translation Differences" caption in the equity section of the consolidated balance sheet as a balancing item for the fluctuation in the exchange rates relating to hedged foreign assets, which are recorded in the same account. For these purposes, the hedging debt is deemed to be U.S. dollar debt financing assets in countries whose currencies have had a high historical correlation with the U.S. dollar and only up to the related degree of correlation.

        Facts and circumstances that change the correlation between the hedge currency and the hedge instruments may cease our hedge strategy and could have a material impact on our operating results and financial condition.

  Provisions

        In order to calculate the amounts we record under "Provisions for Contingencies and Expenses", it is necessary to evaluate and estimate the amounts that we may be required to pay in the future, including additional amounts in the form of taxes or pursuant to contractual obligations, or amounts owed in respect of the settlement of pending litigation or other contingent liabilities.

        The amounts that we will be required to pay in respect of any of the contingent events described above may vary significantly compared with the estimates we have made due to differing interpretations of applicable law, pursuant to which damages caused or indemnification owed will be calculated as well as other factors.

  Derivatives

        Under US GAAP, we apply SFAS 133, which requires that certain derivatives, including "embedded" derivatives, are recorded on the balance sheet at fair value. The value of those derivatives that are not market traded require the use of financial and valuation models developed internally, such that we are required to make certain assumptions relating to yields, volatility, correlation, interest rates and other factors. The high sensitivity of these valuations to the key assumptions and the volatility of such assumptions could produce significant differences in respect of the amounts recognized on our results of operations under US GAAP.

Results of Operations for the Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

        The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

	2002								2001
	Domestic Electricity Business(1)	Percentage Change from 2001	European Electricity Business	Latin American Electricity Business	Percentage Change from 2001	Other Businesses	Percentage Change from 2001	Total	Total
	(millions of euro, except percentages)
Operating revenues	11,075	8.0%	1,760	4,084	(23.3)%	319	(37.0)%	17,238	16,085
Operating expenses	8,944	5.8%	1,610	2,816	(27.8)%	286	(48.3)%	13,656	12,910
Purchases	6,426	9.2%	1,334	1,508	(29.6)%	157	(49.5)%	9,425	8,338
Personnel expenses	825	(5.0)%	79	317	(24.2)%	30	(34.8)%	1,251	1,332
Depreciation and amortization	1,074	(1.9)%	113	467	(29.6)%	42	(40.9)%	1,696	1,829
Variation in operating provisions	(22)	(195.7)%	1	20	(72.6)%	3	(76.9)%	2	109
Other operating expenses	641	9.8%	83	504	(16.8)%	54	(51.8)%	1,282	1,302
Operating income (loss)	2,131	18.5%	150	1,268	(10.9)%	33	170.2%	3,582	3,175
Financial revenues	130	293.9%	3	492	(8.0)%	26	62.5%	651	584
Financial expenses	603	(10.5)%	63	1,521	1.1%	98	(23.4)%	2,285	2,306
Financial income (loss), net	(473)	26.2%	(60)	(1,029)	6.2%	(72)	35.7%	(1,634)	(1,722)
Income (loss) from associated companies	75	50.0%	17	7	(30.0)%	(192)	7.9%	(93)	(118)
Amortization of goodwill	(7)	(61.1)%	(92)	(215)	(5.3)%	(41)	(6.8)%	(355)	(289)
Non-operating income (loss), net	825	446.4%	(22)	(455)	(204.6)%	(277)	(3,857.1)%	71	579
Consolidated income (loss) before taxes	2,551	90.2%	(7)	(424)	(163.1)%	(549)	(41.5)%	1,571	1,625
Corporate income tax	522	108.8%	(64)	39	(70.5)%	(60)	79.6%	437	88
Minority interests	3	n.a.	36	(182)	(456.9)%	7	n.a.	(136)	58
Income (loss) attributable to the controlling company	2,026	85.7%	21	(281)	(157.5)%	(496)	(391.1)%	1,270	1,479

(1)
Includes corporate structure.

        In September 2001, a consortium led by us, with a 45.3% stake, acquired Elettrogen (subsequently renamed Endesa Italia), one of the three largest generators of electricity in Italy. We acquired an additional 5.7% stake in the consortium in March 2002. Due to our 51% stake in the consortium that owns Endesa Italia, we have consolidated the results of Endesa Italia in our financial statements as of January 1, 2002. In the first quarter of 2002, Endesa Italia's operating revenues amounted to €314 million and operating income amounted to €86 million. Under US GAAP, we have not consolidated the results of operations of Endesa Italia. See Note 25 to our consolidated financial statements.

        For the fiscal years ended December 31, 2001, we reported our results of operations according to our three lines of business: (i) domestic electricity, (ii) international electricity and (iii) other businesses. Due to our purchase of a majority stake in Endesa Italia in March 2002, as described above, we now report our results of operations according to our four lines of business: (i) domestic electricity, (ii) European electricity, (iii) Latin American electricity and (iv) other businesses. Prior to the fiscal year ended December 31, 2002, we referred to our Latin American electricity business as our international electricity business; however, the results of operations of our international electricity business did not reflect any significant operations outside of Latin America. Therefore, we believe that the results of operations of the Latin American electricity business in 2002 are directly comparable with the results of operations of the international electricity business in 2001. We are unable to compare the results of operations of our European electricity business in 2002 with our 2001 results because we did not consolidate the results of operations of Endesa Italia until January 1, 2002.

        The following table shows net sales, operating income and net income for 2002 by principal lines of business.

	Net Sales	Operating Income	Net Income (loss)
	(millions of euro)
Domestic electricity business:	10,885	2,131	2,026
Generation	4,345	1,364	2,082
Distribution	5,597	684	498
Supply	1,323	98	38
European electricity business	1,744	150	21
Latin American electricity business	3,850	1,268	(281)
Other businesses	260	33	(496)
Services	254	6	27
Corporate structure	211	(27)	(619)
Intercompany adjustments	(845)	6	n.a.
Total	16,739	3,582	1,270

  Operating Revenues

        Operating revenues increased 7.2% to €17,238 million in 2002 from €16,085 million in 2001 due to an 8.0% increase in operating revenues from our domestic electricity business to €11,075 million in 2002 from €10,254 million in 2001 and the inclusion of €1,760 million in operating revenues from our European electricity business, offset in part by a 23.3% decrease in operating revenues from our Latin American electricity business to €4,084 million in 2002 from €5,325 million in 2001 and a 37.0% decrease in operating revenues from our other businesses to €319 million in 2002 from €506 million in 2001.

  Operating Expenses

        Operating expenses increased 5.8% to €13,656 million in 2002 from €12,910 million in 2001 due to a 5.8% increase in operating expenses of our domestic electricity business to €8,944 million in 2002 from €8,455 million in 2001 and the inclusion of €1,610 million in operating expenses of our European electricity business, offset in part by a 27.8% decrease in operating expenses of our Latin American electricity business to €2,816 million in 2002 from €3,902 million in 2001 and a 48.3% decrease in operating expenses of our other businesses to €286 million in 2002 from €553 million in 2001.

  Operating Income

        Operating income increased 12.8% to €3,582 million in 2002 from €3,175 million in 2001 due to a 18.5% increase in operating income of our domestic electricity business to €2,131 million in 2002 from €1,799 million in 2001, the inclusion of €150 million in operating income of our European electricity business in 2002 and operating income of our other businesses of €33 million in 2002 compared with operating loss of €47 million in 2001, offset in part by a 10.9% decrease in operating income of our Latin American electricity business to €1,268 million in 2002 from €1,423 million in 2001.

  Operating Results by Business

  Domestic Electricity Business

        As a result of the following, operating income from our domestic electricity business increased 18.5% to €2,131 million in 2002 from €1,799 million in 2001.

        Net Sales.    Net sales from our domestic electricity business increased 7.9% to €10,885 million in 2002 from €10,086 million in 2001. Net sales from our domestic electricity business in 2002 did not include the net sales of Viesgo, which we sold in January 2002 and which had contributed €654 million in net sales in 2001.

        The following table shows the breakdown of net sales from our domestic electricity business for 2002 and 2001.

	2002	2001	Percentage Change
	(millions of euro)
Sales of energy	10,579	9,656	9.6%
Competition transition costs	90	147	(38.8)%
Services	216	283	(23.7)%

Total	10,885	10,086	7.9%

        Net sales from our domestic electricity business in 2002 did not include net sales by Viesgo, which we sold in January 2002 and which had contributed €654 million in net sales in 2001.

        The 7.9% increase in sales from our domestic electricity business in 2002 was principally due to a 9.6% increase in sales of energy to €10,579 million in 2002 from €9,656 million in 2001 (of which Viesgo accounted for €612 million), offset in part by a 38.8% decrease in competition transition costs to €90 million in 2002 from €147 million in 2001 (of which Viesgo accounted for €10 million) and a 23.7% decrease in services to €216 million in 2002 from €283 million in 2001 (of which Viesgo accounted for €32 million).

        The following table shows a breakdown of sales of energy by our domestic electricity business for 2002 and 2001.

	2002	2001	Percentage Change
	(millions of euro)
Mainland generation	3,739	3,432	8.9%
Mainland distribution and transmission	4,306	3,978	8.2%
Supply	1,209	1,085	11.4%
Trading	121	173	(30.1)%
Extrapeninsular systems(1)	872	845	3.2%
Compensation for extrapeninsular system(2)	204	126	61.9%
Other(3)	128	17	652.9%

Total	10,579	9,656	9.6%

(1)
Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) are shown separately in order to provide greater transparency with respect to our sales from operations due to the particular attributes of extrapeninsular production and generation.

(2)
Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our operations outside the Spanish mainland.

(3)
Other consists primarily of sales of gas in the Spanish mainland liberalized market.

        Net sales of energy by our domestic electricity business in 2002 did not include net sales by Viesgo, which we sold in January 2002 and which had contributed €612 million in net sales in 2001.

        The increase in net sales of energy by our domestic electricity business in 2002 was mainly due to an 8.9% increase in sales of energy generated by Endesa in the Spanish mainland to €3,739 million in 2002 from €3,432 million in 2001 (of which Viesgo accounted for €347 million) and an 8.2% increase in distribution and transmission sales in the Spanish mainland to €4,306 million in 2002 from €3,978 million in 2001 (of which Viesgo accounted for €265 million), an 11.4% increase in supply sales to €1,209 million in 2002 from €1,085 million in 2001 and a 652.9% increase in other revenues to €128 million in 2002 from €17 million in 2001, offset in part by a 30.1% decrease in sales from energy trading to €121 million in 2002 from €173 million in 2001.

  •
  Mainland Generation—Sales of energy generated by Endesa in the Spanish mainland increased 8.9% to €3,739 million in 2002 from €3,432 million in 2001 (of which Viesgo accounted for €347 million), principally as a result of a 17.6% increase in the average price per KWh for sales of energy generated by Endesa in the Spanish mainland to the energy pool during 2002 to €0.0455 per KWh from €0.0387 KWh in 2001, which was due to the low amount of rainfall, which led to a significant drop in hydroelectric output and a corresponding increase in fossil-fuel production, offset in part by a 4.6% decrease in the amount of energy produced by Endesa sold through the energy pool in 2002 to 78,138 GWh, representing a market share of approximately 44.0% compared with 45.2% in 2001.

        The following table shows the breakdown of energy produced by us and the Spanish electricity sector on the Spanish mainland by type of generating facility for 2002 and 2001.

			Spanish Electricity Sector
	Endesa
Type of Generating Facility
	2002	2001	2002	2001
Nuclear	36.3%	34.4%	33.8%	34.5%
Coal	47.5%	45.2%	43.1%	37.6%
Hydroelectric	10.1%	15.4%	12.2%	22.1%
Fuel Oil/Gas	3.9%	5.0%	7.9%	5.8%
CCGT	2.2%	n.a.	3.0%	n.a.

Total	100.0%	100.0%	100.0%	100.0%

        The preceding table reflects the mix of generating capacity we possess in the Spanish mainland, which we believe provides us with stable sources of energy. We believe that our mix of generating capacity in the Spanish mainland is not particularly susceptible to hydrological conditions and will enable us to substitute energy generated at our coal-fired plants for decreases in energy generated at our hydroelectric facilities instead of resorting to our fuel oil and gas facilities, which are more costly than our coal facilities when costs are measured per KWh generated.

  •
  Mainland Distribution and Transmission—Distribution and transmission sales in the Spanish mainland increased 8.2% to €4,306 million in 2002 from €3,978 million in 2001 (of which Viesgo accounted for €265 million), principally due to the 17.6% increase in average energy pool prices, offset in part by the 3.4% decrease in the amount of energy sold by Endesa in the Spanish mainland to 73,399 GWh from 76,013 GWh in 2001.

  •
  Supply—Supply sales increased 11.4% to €1,209 million from €1,085 million in 2001 as a result of:

  •
  a 4.9% increase in the amount of energy we sold to eligible customers to 22,797 GWh in 2002 from 21,732 GWh in 2001 (including 8,314 points of consumption by eligible customers, representing 36.7% of the total net energy consumed in Spain) due to the increase in the number of eligible customers; and

  •
  a 6.3% increase in the average price per KWh for energy we sold to eligible customers during 2002 in line with our policy of improving our margins.

  •
  Trading—Sales from energy trading decreased 30.1% to €121 million from €173 million in 2001, principally due to the fact that sales in 2002 did not include sales from energy trading in Europe.

  •
  Extrapeninsular systems—Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) increased 3.2% to €872 million from €845 million in 2001, principally due to a 3.7% increase in the amount of energy produced to 11,238 GWh.

  •
  Compensation for extrapeninsular systems—Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our extrapeninsular operations increased 61.9% to €204 million in 2002 from €126 million in 2001. Royal Decree 1432/2002 recognized our right to recover, in the same period and in the same manner as the applicable revenue shortfall, additional compensation in an amount equal to the positive difference between our extrapeninsular systems' sales and our additional costs incurred in connection with our extrapeninsular operations. We recorded €128 million in such compensation as non-operating income in 2002. See "—Non-Operating Income (Loss), Net".

  •
  Other—Other revenues increased 652.9% to €128 million in 2002 from €17 million in 2001.

  •
  CTC Revenues—Our CTC revenues decreased 38.8% to €90 million in 2002 from €147 million in 2001. The table below sets forth a breakdown of our CTC revenues for 2002 and 2001.

	Year Ended December 31,
Type of CTC			Percentage Change
	2002	2001
	(millions of euro)
Technology	49	70	(30.0)%
Coal	41	77	(46.8)%

Total	90	147	(38.8)%

        CTC revenues decreased 38.8% to €90 million in 2002 from €147 million in 2001 (of which Viesgo accounted for €10 million), mainly due to the higher average energy pool prices in 2002.

        Operating Expenses.    The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2002 and 2001 and the percentage variation from year to year.

	Year Ended December 31,
			Percentage Change
	2002	2001
	(millions of euro)
Purchases	6,426	5,885	9.2%
Energy	4,605	4,074	13.0%
Fuel	1,434	1,476	(2.8)%
Transmission and other external expenses	387	335	15.5%
Personnel expenses	825	868	(5.0)%
Depreciation and amortization	1,074	1,095	(1.9)%
Variation in operating provisions	(22)	23	n.a.
Other operating expenses	641	584	9.8%

Total	8,944	8,455	5.8%

        Operating expenses of our domestic electricity business in 2002 did not include operating expenses of Viesgo, which we sold in January 2002 and which had contributed €542 million in operating expenses in 2001.

        Operating expenses of our domestic electricity business increased 5.8% to €8,944 million in 2002 from €8,455 million in 2001 (of which Viesgo accounted for €542 million), principally due to a 9.2% increase in purchases to €6,426 million in 2002 from €5,885 million in 2001 (of which Viesgo accounted for €396 million).

        Purchases increased 9.2% to €6,426 million in 2002 from €5,885 million in 2001 (of which Viesgo accounted for €396 million), principally due to a 13.0% increase in purchases of energy to €4,605 million in 2002 from €4,074 million in 2001 (of which Viesgo accounted for €237 million), which was principally as a result of an increase of €531 million in purchases of electricity by our distribution and commercialization affiliates as a result of a 17.6% increase in average energy pool prices.

        Personnel expenses decreased 5.0% to €825 million in 2002 from €868 million in 2001 (of which Viesgo accounted for €45 million), primarily due to decreases in the average number of employees.

        Depreciation and amortization costs decreased 1.9% in 2002 to €1,074 million from €1,095 million in 2001. The decrease in 2002 was mainly due to the absence of depreciation and amortization expense related to Viesgo in 2002, which we sold in January 2002, and which had accounted for €66 million of our depreciation and amortization expense in 2001.

  European Electricity Business

        The results of operations of Endesa Italia comprise substantially all of the results of operations of our European electricity business. See "Item 4. Information on the Company—Electricity Business in Europe—Generation—Italy".

        In 2002, operating revenues amounted to €1,760 million, operating expenses amounted to €1,610 million and operating income was €150 million. Throughout 2002, Endesa Italia continued to implement efficiency initiatives set forth in its business plan, including the 20.7% reduction of it total workforce to 1,108 employees at December 31, 2002 compared with 1,398 employees at December 31, 2001.

  Latin American Electricity Business

        Operating income from our Latin American electricity business decreased 10.9% to €1,268 million in 2002 from €1,423 million in 2001. Operating revenues from our Latin American electricity business decreased 23.3% to €4,084 million from €5,325 million in 2001, while operating expenses of our Latin American electricity business decreased 27.8% to €2,816 million from €3,902 million in 2001.

        The table below sets forth a breakdown of operating income (loss) and operating revenues from our Latin American electricity business for 2002 and 2001.

	Operating Income			Operating Revenues
	2002	2001	Percentage Change	2002	2001	Percentage Change
	(millions of euro, except percentages)
Generation	627	653	(4.0)%	1,637	2,101	(22.1)%
Distribution and Transmission	679	774	(12.3)%	3,071	3,867	(20.6)%
Other	(38)	(4)	n.a.	(624)	(643)	(3.0)%

Total	1,268	1,423	(10.9)%	4,084	5,325	(23.3)%

        The following table shows operating income and operating revenues from generation in each country for 2002 and 2001.

	Operating Income			Operating Revenues
	2002	2001	Percentage Change	2002	2001	Percentage Change
	(millions of euro, except percentages)
Chile	281	256	9.8%	813	910	(10.7)%
Colombia	124	132	(6.1)%	330	363	(9.1)%
Argentina	64	81	(20.9)%	172	462	(62.8)%
Brazil	40	63	(36.5)%	72	110	(34.5)%
Peru	118	121	(2.5)%	250	256	(2.3)%

Total	627	653	(4.0)%	1,637	2,101	(22.1)%

        Operating income from generation by our Latin American electricity business decreased 4.0% to €627 million in 2002 from €653 million in 2001. The decrease in operating income from generation by our Latin American electricity business was mainly due to a 20.9% decrease in operating income from generation in Argentina to €64 million in 2002 from €81 million in 2001 and a 36.5% decrease in operating income from generation in Brazil to €40 million in 2002 from €63 million in 2001, offset in part by a 9.8% increase in operating income from generation in Chile to €281 million in 2002 from €256 million in 2001.

        The following table shows output figures in Latin America by country for 2002 and 2001.

	2002	2001	Percentage Change
	(GWh)
Chile	16,495	15,741	4.8%
Colombia	10,837	10,106	7.2%
Argentina	8,750	11,864	(26.2)%
Brazil	2,467	2,256	9.4%
Peru	4,567	4,480	1.9%

Total	43,116	44,447	(3.0)%

        Operating income from generation in Chile increased 9.8% to €281 million in 2002 from €256 million in 2001. The amount of energy sold in Chile increased 4.8% to 16,495 GWh in 2002 from 15,741 GWh in 2001, while the average sales price per KWh decreased 0.4% in 2002.

        Operating income from generation in Colombia decreased 6.1% to €124 million in 2002 from €132 million in 2001. The amount of energy sold in Colombia increased 7.2% to 10,837 GWh in 2002 from 10,106 GWh in 2001, while the average sales price per KWh decreased 3.4% in 2002.

        Operating income from generation in Argentina decreased 20.9% to €64 million in 2002 from €81 million in 2001 The amount of energy sold in Argentina decreased 26.2% to 8,750 GWh in 2002 from 11,864 GWh in 2001, while the average sales price per KWh increased 0.7% in 2002.

        Operating income from generation in Brazil decreased 36.5% to €40 million in 2002 from €63 million in 2001. The amount of energy sold in Brazil increased 9.4% to 2,467 GWh in 2002 from 2,256 GWh in 2001, while the average sales price per KWh increased 5.5% in 2002.

        Operating income from generation in Peru decreased 2.5% to €118 million in 2002 from €121 million in 2001. The amount of energy sold in Peru increased 1.9% to 4,567 GWh in 2002 from 4,480 GWh in 2001, while the average sales price per KWh increased 6.4% in 2002.

        The following table shows operating income and operating revenues from distribution in each country for 2002 and 2001.

	Operating Income			Operating Revenues
	2002	2001	Percentage Change	2002	2001	Percentage Change
		(millions of euro, except percentages)
Chile	171	184	(7.1)%	735	766	(4.0)%
Colombia	56	65	(13.8)%	485	545	(11.0)%
Argentina	54	235	(77.0)%	374	1,035	(63.9)%
Brazil	343	228	50.4%	1,161	1,197	(3.0)%
Peru	55	62	(11.3)%	316	324	(2.5)%

Total	679	774	(12.3)%	3,071	3,867	(20.6)%

        Operating income from distribution by our Latin American electricity business decreased 12.3% to €679 million in 2002 from €774 million in 2001. The decrease in operating income from distribution by our Latin American electricity business was mainly due to a 77.0% decrease in operating income from distribution in Argentina to €54 million in 2002 from €235 million in 2001, offset in part by a 50.4% increase in operating income from distribution in Brazil to €343 million in 2002 from €228 million in 2001.

        The following table shows the amount of electricity sold in Latin America by country for 2002 and 2001.

	2002	2001	Percentage Change
	(GWh)
Chile	9,895	9,527	3.9%
Colombia	8,951	8,608	4.0%
Argentina	12,140	12,909	(6.0)%
Brazil	12,657	12,091	4.7%
Peru	3,851	3,675	4.8%

Total	47,494	46,810	1.5%

        Operating income from distribution in Chile decreased 7.1% to €171 million in 2002 from €184 million in 2001. The average sales price per KWh increased 5.9% in 2002, and the amount of energy distributed in Chile increased 3.9% to 9,895 GWh in 2002 from 9,527 GWh in 2001 due to a 2.2% increase in the number of customers and a 1.6% increase in average electricity consumption per customer. In 2002, purchases of energy increased in Chile.

        Operating income from distribution in Colombia decreased 13.8% to €56 million in 2002 from €65 million in 2001. The average sales price per KWh increased 4.7% in 2002, while the amount of energy distributed in Colombia increased 4.0% to 8,951 GWh in 2002 from 8,608 GWh in 2001 due to a 0.8% increase in consumption per customer and a 3.3% increase in the number of customers.

        Operating income from distribution in Argentina decreased 77.0% to €54 million in 2002 from €235 million in 2001. The average sales price per KWh increased 1.6%, and the amount of energy distributed in Argentina decreased 6.0% to 12,140 GWh in 2002 from 12,909 GWh in 2001. In addition, energy losses, which are principally due to illegally-tapped energy, faulty metering and inadequate billing and collections systems, increased to 11.6% in 2002 from 9.9% in 2001.

        Operating income from distribution in Brazil increased 50.4% to €343 million in 2002 from €228 million in 2001. The amount of energy distributed in Brazil increased 4.7% to 12,657 GWh in 2002 from 12,091 GWh in 2001 due to a 5.0% increase in the number of customers, offset in part by a 0.4% decrease in consumption per customer.

        Operating income from distribution in Peru decreased 11.3% to €55 million in 2002 from €62 million in 2001. In 2002, the average sales price per KWh decreased 3.9%, and the amount of energy distributed in Peru increased 4.8% to 3,851 GWh in 2002 as a result of a 3.2% increase in consumption per customer and a 1.8% increase in the number of customers. In 2002, purchases of energy in Peru increased, while energy losses decreased to 8.5% in 2002.

  Other Businesses

        Operating income from our other businesses was €33 million in 2002 compared with operating loss of €47 million in 2001, broken down as follows:

	2002	2001	Percentage Change
	(millions of euro)
Telecommunications	6	(62)	(109.7)%
Gas	19	25	(24.0)%
Cogeneration and renewable energies	29	15	93.3%
New technologies	(10)	(16)	(37.5)%
Other	(11)	(9)	22.2%

Total	33	(47)	n.a.

  Financial Income (Loss), Net

        Financial loss, net decreased 5.1% to €1,634 million in 2002 from €1,722 million in 2001. The decrease in 2002 was mainly due to the 7.9% decrease in financial expenses to €1,499 million in 2002 from €1,628 million in 2001 and the 55.7% increase in financial income to €260 million in 2002 from €167 million in 2001, offset in part by the 37.9% increase in foreign exchange losses to €549 million in 2002 from €398 million in 2001.

        Financial expenses, mainly consisting of interest expenses, decreased 7.9% to €1,499 million in 2002, principally due to the net reduction of €2,260 million in debt principally due to the decline of all Latin American currencies against the euro in 2002, which accounted for €2,072 million of the net debt reduction figure and the decrease in the average cost of debt to 5.05% in 2002 compared with 5.85% in

2001, offset in part by the inclusion of €1,330 million of debt incurred by Endesa Italia. In 2002, average cost of debt related to our domestic electricity business was 4.26%, average cost of debt related to our Latin American electricity business was 6.25%, average cost of debt related to our European electricity business was 3.83% and average cost of debt related to our other businesses was 4.13%.

        Foreign exchange losses increased 37.9% to €549 million in 2002 from €398 million in 2001, principally due to the devaluation of the Argentine peso and the Brazilian real against the euro and dollar. At December 31, 2002, the Argentine peso had fallen to 3.37 Argentine pesos per dollar, which reflects 70.3% devaluation against the exchange rate of one Argentine peso to the dollar at December 31, 2001. The effect on our results of operations for the year ended December 31, 2002, however, reflects only a 49.6% devaluation because we prepared our consolidated financial statements for the year ended December 31, 2001 using an exchange rate of 1.7 Argentine pesos to the dollar.

        In 2002, the depreciation of the Argentine peso had a negative effect of €392 million in the "translation differences in consolidation" account in our consolidated balance sheet at December 31, 2002, which resulted in a decrease in net income of €67 million. The depreciation of the Brazilian real had an insignificant impact because most of our Brazilian affiliates' dollar-denominated debt was hedged, either through derivatives or contractually through contracts denominated in dollars.

  Income (Loss) from Associated Companies

        Our share in the income (losses) of companies carried by the equity method resulted in a loss of €93 million in 2002 compared with a loss of €118 million in 2001. In 2002, this loss was principally due to our participation in the losses incurred by Auna, including its operating losses as well as the provisions it made for the closure of Quiero TV and certain other write-offs, totaling €160 million, and Smartcom, totaling €53 million.

  Amortization of Goodwill

        Amortization of goodwill increased 22.8% to €355 million in 2002 from €289 million in 2001, principally due to the amortization of goodwill attributable to Endesa Italia.

  Non-Operating Income (Loss), Net

        Non-operating income, net was €71 million in 2002 compared with non-operating income, net of €579 million in 2001. Non-operating income, net in 2002 consisted of €1,745 million in non-operating income, offset in part by €1,674 million in non-operating loss.

        Non-operating income in 2002 principally included €1,066 million in capital gain from the sale of 87.5% of Viesgo in January 2002 and the recognition of €86 million in tariff deficit compensation from the extrapeninsular system and €128 million in additional compensation corresponding to costs associated with our activities in the extrapeninsular system in prior years.

        Non-operating loss in 2002 principally included provisions of €404 million to cover the risks of potential capital losses on our assets and goodwill in Latin America and €380 million to cover the risks related to our domestic electricity business, including a decrease in the useful life of certain assets which will increase depreciation expense, regulatory developments and additional funding requirements related to our pension commitments due to higher than expected inflation, as well as the extraordinary amortization of €317 million in goodwill related to our interest in Smartcom due to declining values across the telecommunications sector and a provision of €75 million to cover the effect of a drop in the market price of our treasury shares.

\

  Corporate Income Tax

        Our corporate income tax expense increased 396.6% to €437 million in 2002 from €88 million in 2001 principally due to the absence of certain factors that significantly decreased our corporate income tax expense in 2001. See "—Results of Operations for the Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000—Corporate Income Tax".

        Our corporate tax expense in 2002 was 27.8% of our consolidated income before tax. Of our corporate income tax expense in 2002, €522 million related to our domestic electricity business and €39 million related to our international electricity business, less tax credits of €124 million (€64 million related to our European electricity business and €60 million related to our other businesses).

  Minority Interests

        Loss attributed to minority interests was €136 million in 2002 compared with income attributed to minority interests of €58 million in 2001, principally as a result of losses at our Latin American affiliates in 2002.

  Net Income

        As a result of the foregoing, net income decreased 14.1% to €1,270 million in 2002.

Results of Operations for the Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000

        In 2001, we began reporting our results of operations along the following business segments: domestic electricity business, international electricity business and telecommunications and other businesses. Previously, we reported our results of operations along the following business segments: domestic, international and international diversification. As a result, solely for purposes of comparison of our results of operations for the year ended December 31, 2001 versus the year ended December 31, 2000, we have modified the results of operations of our business segments for the year ended December 31, 2000 to reflect our new business segments. These modifications have no effect on our consolidated results of operations.

        The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

	2001							2000
	Domestic Electricity Business(1)	Percentage Change from 2000	International Electricity Business	Percentage Change from 2000	Telecommuni- cations and Other Business	Percentage Change from 2000	Total	Total
	(millions of euro, except percentages)
Operating revenues	10,254	0.7%	5,325	3.0%	506	54.3%	16,085	15,682
Operating expenses:	8,455	0.7%	3,902	0.9%	553	55.3%	12,910	12,621
Purchases	5,885	6.5%	2,142	2.3%	311	57.1%	8,338	7,819
Personnel expenses	868	(1.6)%	418	(6.5)%	46	39.4%	1,332	1,362
Depreciation and amortization	1,095	(17.4)%	663	0.5%	71	54.4%	1,829	2,031
Variation in operating provisions	23	(72.6)%	73	(41.1)%	13	30.0%	109	218
Other operating expenses	584	0.9%	606	11.6%	112	62.3%	1,302	1,191
Operating income (loss)	1,799	0.7%	1,423	9.3%	(47)	67.9%	3,175	3,061
Financial revenues	33	(15.4)%	535	(23.7)%	16	(44.8)%	584	769
Financial expenses	674	5.3%	1,504	25.9%	128	66.2%	2,306	1,911
Financial income (loss), net	(641)	(6.7)%	(969)	(96.2)%	(112)	(133.3)%	(1,722)	(1,143)
Income (loss) from associated companies	50	72.4%	10	(85.3)%	(178)	(304.6)%	(118)	53
Amortization of goodwill	(18)	350.0%	(227)	(5.8)%	(44)	63.0%	(289)	272
Non-operating income (loss), net	151	(46.3)%	435	(29.3)%	(7)	(141.2)%	579	913
Consolidated income before taxes	1,341	(10.1)%	672	(46.2)%	(388)	(198.5)%	1,625	2,612
Corporate income tax	250	(38.3)%	132	(49.8)%	(294)	(488.0)%	88	619
Minority interests			51	(91.2)%	7	16.7%	58	587
Income attributable to the controlling company	1,091	0.4%	489	20.4%	(101)	(17.4)%	1,479	1,407

(1)
Includes corporate structure.

        The following table shows net sales, operating income and net income for 2001 by principal lines of business.

	Net sales	Operating Income	Net Income
	(millions of euro)
Domestic electricity business:
Generation	4,149	1,018	663
Distribution	5,129	730	334
Supply	1,115	51	26
International electricity business	5,125	1,423	489
Telecommunications and other businesses	365	(47)	(101)
Services	239	15	3
Corporate structure	350	(9)	65
Intercompany adjustments	(896)	(6)	—

Total	15,576	3,175	1,479

  Operating Revenues

        Operating revenues increased 2.6% to €16,085 million in 2001 from €15,682 million in 2000 due to a 0.7% increase in operating revenues from our domestic electricity business to €10,254 million in 2001 from €10,185 million in 2000, a 3.0% increase in operating revenues from our international electricity business to €5,325 million in 2001 from €5,169 million in 2000 and a 54.3% increase in operating revenues from our telecommunications and other businesses to €506 million in 2001 from €328 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, our total operating revenues would have increased 4.5% to €16,085 million in 2001 from €15,389 million in 2000 and operating revenues from our domestic electricity business would have increased 3.7% to €10,254 million in 2001 from €9,892 million in 2000.

  Operating Expenses

        Operating expenses increased 2.3% to €12,910 million in 2001 from €12,621 million in 2000 due to a 0.7% increase in operating expenses of our domestic electricity business to €8,455 million in 2001 from €8,398 million in 2000, a 0.9% increase in operating expenses of our international electricity business to €3,902 million in 2001 from €3,867 million in 2000 and a 55.3% increase in operating expenses of our telecommunications and other businesses to €553 million in 2001 from €356 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, our total operating expenses would have increased 3.9% to €12,910 million in 2001 from €12,423 million in 2000 and operating expenses of our domestic electricity business would have increased 3.1% to €8,455 million in 2001 from €8,200 million in 2000.

  Operating Income

        Operating income increased 3.7% to €3,175 million in 2001 from €3,061 million in 2000 due to a 0.7% increase in operating income of our domestic electricity business to €1,799 million in 2001 from €1,787 million in 2000, a 9.3% increase in operating income of our international electricity business to €1,423 million in 2001 from €1,302 million in 2000, offset in part by a 67.8% increase in operating loss of our telecommunications and other businesses to €47 million in 2001 from €28 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, our total operating income would have increased 7.1% to €3,175 million in 2001 from €2,966 million in 2000 and operating income of our domestic electricity business would have increased 6.3% to €1,799 million in 2001 from €1,692 million in 2000.

        The following table shows the effect in euro on certain of the line items in our consolidated statement of income if the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000. See "—Factors Affecting the Comparability of Our Results of Operations—Change in Accounting Treatment and Recovery Period for Competition Transition Costs".

	Year Ended December 31, 2000
	Domestic Electricity Business, Historical	Adjustment	Domestic Electricity Business, As Adjusted
	(millions of euro)
Net sales	10,030	(293)	9,737	(1)
Operating revenues	10,185	(293)	9,892	(2)
Operating expenses	8,398	(198)	8,200	(3)
Purchases	5,528	—	5,528
Personnel expenses	882	—	882
Depreciation and amortization	1,325	(198)	1,127
Variation in operating provisions	84	—	84
Other operating expenses	579	—	579
Operating income (loss)	1,787	(95)	1,692	(4)
Financial revenues	39	—	39
Financial expenses	640	—	640
Financial income (loss), net	(601)	—	(601)
Income (loss) from consolidated companies	29	—	29
Amortization of goodwill	(4)	—	(4)
Non-operating income (loss), net	281	121	402
Consolidated income before taxes	1,492	26	1,518
Corporate income tax	405	9	414
Minority interests	0	—	0
Income (loss) attributable to the controlling company	1,087	17	1,104	(5)

(1)
Consolidated net sales would have been €14,971 million in 2000 if the changes in accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000.

(2)
Consolidated operating revenues would have been €15,389 million in 2000 if the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000.

(3)
Consolidated operating expenses would have been €12,423 million in 2000 if the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000.

(4)
Consolidated operating income would have been €2,966 million in 2000 if the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000.

(5)
Consolidated net income would have been €1,424 million in 2000 if the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000.

  Operating Results by Business

  Domestic Electricity Business

        As a result of the following, operating income from our domestic electricity business increased 0.7% to €1,799 million in 2001 from €1,787 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, operating income from our domestic electricity business would have increased 6.3% to €1,799 million in 2001 from €1,692 million in 2000.

        Net sales.    Net sales from our domestic electricity business increased 0.6% to €10,086 million in 2001 from €10,030 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, net sales from our domestic electricity business would have increased 3.6% to €10,086 million in 2001 from €9,737 million in 2000.

        The following table shows the breakdown of net sales from our domestic electricity business for 2001 and 2000.

	2001	2000	Percentage Change
	(millions of euro)
Sales of energy	9,656	9,276	4.1%
Competition transition costs	147	530	(72.3)%
Services	283	224	26.3%

Total	10,086	10,030	0.6%

        The 0.6% increase in net sales from our domestic electricity business in 2001 was due to a 4.1% increase in sales of energy to €9,656 million in 2001 from €9,276 million in 2000 and a 26.3% increase in sales of services to €283 million in 2001 from €224 million in 2000, offset in part by a 72.3% decrease in competition transition costs to €147 million in 2001 from €530 million in 2000.

        The following table shows a breakdown of sales of energy by our domestic electricity business for 2001 and 2000.

	2001	2000	Percentage Change
	(millions of euro)
Mainland generation	3,432	3,228	6.3%
Mainland distribution and transmission	3,978	3,964	0.4%
Supply	1,085	952	14.0%
Trading	173	10	1,630.0%
Extrapeninsular systems(1)	845	792	6.7%
Compensation for extrapeninsular system(2)	126	114	10.5%
Other	17	216	(92.1)%

Total	9,656	9,276	4.1%

(1)
Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) are shown separately in order to provide greater transparency with respect to our sales from operations due to the particular attributes of extrapeninsular production and generation.

(2)
Compensation provided by the Spanish government for higher fuel costs incurred by Endesa in connection with Endesa's operations outside the Spanish mainland.

        The increase in sales of energy by our domestic electricity business in 2001 was mainly due to a 6.3% increase in sales of energy generated by Endesa in the Spanish mainland to €3,432 million in 2001 from €3,228 million in 2000, a significant increase in sales from energy trading to €173 million in 2001 from €10 million in 2000 and a 14.0% increase in supply sales to €1,085 million in 2001 from €952 million in 2000, offset in part by a 92.1% decrease in other revenues to €17 million in 2001 from €216 million in 2000.

  •
  Mainland Generation—Sales of energy generated by Endesa in the Spanish mainland increased 6.3% to €3,432 million in 2001 from €3,228 million in 2000, principally as a result of:

  •
  a 0.6% increase in the amount of energy produced by Endesa sold through the energy pool in 2001 to 81,951 GWh, representing a market share of approximately 45.2% in 2001 compared with 47.2% in 2000;

    •
    a 1.4% increase in the average price per KWh for sales of energy generated by Endesa in the Spanish mainland to the energy pool during 2001 to €0.0387 per KWh; and

    •
    a 98.7% increase in the amount of energy not produced by Endesa which Endesa sold through the energy pool to €306 million in 2001 from €154 million in 2000.

        The following table shows the breakdown of energy produced by us and the Spanish electricity sector in the Spanish mainland by type of generating facility for 2001 and 2000.

	Endesa		Spanish Electricity Sector
Type of Generating Facility	2001	2000	2001	2000
Nuclear	34.4%	34.4%	34.5%	35.2%
Coal	45.2%	50.3%	37.6%	43.9%
Hydroelectric	15.4%	11.5%	22.1%	16.0%
Fuel Oil/Gas	5.0%	3.8%	5.8%	4.9%

Total	100.0%	100.0%	100.0%	100.0%

  •
  Mainland Distribution and Transmission—Distribution and transmission sales in the Spanish mainland increased slightly by 0.4% to €3,978 million in 2001 from €3,964 million in 2000, principally due to a 4.8% increase in the amount of energy sold by Endesa in the Spanish mainland to 76,013 GWh in 2001 from 72,503 GWh in 2000, as a result of increased demand in Spain. This increase was offset in part by tariff reductions in 2001 and the increase in the number of eligible customers who purchase electricity directly from suppliers in the liberalized market for whom only charges for access to our distribution and transmission network are accounted for as distribution sales. The effect of decreased distribution and transmission sales on total sales revenue resulting from the increase in supply to eligible customers was offset in part by a corresponding increase in supply sales.

  •
  Supply—Supply sales increased 14.0% to €1,085 million in 2001 from €952 million in 2000, principally due to a 16.2% increase in sales to eligible customers to €1,115 million in 2001 from €960 million in 2000 as a result of:

  •
  a 5.9% increase in the amount of energy we sold to eligible customers to 21,742 GWh in 2001 (including 8,048 points of consumption by eligible customers, representing 38.9% of the total net energy consumed in Spain) due to the increase in the number of eligible customers; and

  •
  a 7.6% increase in the average price per KWh for energy we sold to eligible customers during 2001.

  •
  Trading—Sales from energy trading increased significantly to €173 million in 2001 from €10 million in 2000, principally due to the expansion of our activities in 2001. Although our revenues from energy trading increased, these revenues were not significant to the Endesa Group in 2001 or 2000.

  •
  Extrapeninsular systems—Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) increased 6.7% to €845 million in 2001 from €792 million in 2000, principally due to:

  •
  an increase in sales of energy in the extrapeninsular system, mainly due to an increase in the amount of energy produced to 10,839 GWh; and

  •
  an increase in distribution and transmission sales in the extrapeninsular system, mainly due to a 7.4% increase in the amount of energy distributed to 11,294 GWh. The difference between the amount of energy that we produced and the amount of energy that we distributed is principally due to purchases of energy from self-generators.

  •
  Compensation for extrapeninsular systems—Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our extrapeninsular operations increased 10.5% to €126 million in 2001 from €114 million in 2000. Compensation amounts for 2001 were determined by the government pursuant to the royal decree that established tariffs for 2001.

  •
  Other—Other revenues decreased 92.1% to €17 million in 2001 from €216 million in 2000.

        Our CTC revenues decreased 72.3% to €147 million in 2001 from €530 million in 2000. The table below sets forth a breakdown of our CTC revenues for 2001 and 2000.

	Year Ended December 31,
Type of CTC			Percentage Change
	2001	2000
	(millions of euro)
Technology	70	420	(83.3)%
Coal	77	110	(30.0)%

Total	147	530	(72.3)%

        Competition transition costs decreased 72.3% to €147 million in 2001 from €530 million in 2000, mainly due to:

  •
  the decrease in CTCs by technology as a result of the decrease in electricity tariffs during 2001 which, by reducing revenues for the industry as a whole, also reduced the amounts available for recovery under the competition transition costs scheme. The amount of CTCs by technology recorded in 2001 (€70 million) was substantially less than our original estimate of €635 million under the terms of the draft project for the Electricity Sector Law; and

  •
  the decrease in CTCs for energy generated by coal-fired plants because of the lower amount of energy produced by coal-fired plants in 2001 as a result of the increase in the production of energy by hydroelectric facilities during the first quarter of 2001 due to favorable hydrological conditions.

        If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, CTC revenues would have decreased 38.0% to €147 million in 2001 from €237 million in 2000.

        Operating Expenses.    The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2001 and 2000 and the percentage variation from year to year.

	2001	2000	Percentage Change
	(millions of euro)
Purchases	5,885	5,528	6.5%
Energy	4,074	3,656	11.4%
Fuel	1,476	1,546	(4.5)%
Transmission and other external expenses	335	326	2.8%
Personnel expenses	868	882	(1.6)%
Depreciation and amortization	1,095	1,325	(17.4)%
Variation in operating provisions	23	84	(72.6)%
Other operating expenses	584	579	0.9%

Total	8,455	8,398	0.7%

        Operating expenses of our domestic electricity business increased 0.7% to €8,455 million in 2001 from €8,398 million in 2000, principally due to a 6.5% increase in purchases to €5,885 million in 2001 from €5,528 million in 2000, offset in part by a 17.4% decrease in depreciation and amortization costs to €1,095 million in 2001 from €1,325 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, operating expenses of our domestic electricity business would have increased 3.1% to €8,455 million in 2001 from €8,200 million in 2000.

        Purchases increased 6.5% to €5,885 million in 2001 from €5,528 million in 2000, principally due to an 11.4% increase in purchases of energy to €4,074 million in 2001 from €3,656 million in 2000 as a result of:

  •
  an increase of €152 million in purchases of energy from the pool as a result of an increase in the amount of electricity purchased for pumping water from our hydroelectric facilities due to the increase in hydroelectric production in 2001 and for sale;

  •
  an increase of €163 million in the purchase of electricity for trading purposes, mainly due to our increased trading activities in 2001; and

  •
  an increase of €103 million in purchases of electricity as a result of an increase in the amount of electricity purchased for distribution and supply to our final customers in 2001.

        The increase in purchases of energy was offset in part by a 4.5% decrease in purchases of fuel to €1,476 million in 2001 from €1,546 million in 2000, mainly due to declining prices for fuel oil during the latter part of 2001 and an increase in the amount of hydroelectric production during 2001 as a result of favorable hydrological conditions during the first half of 2001, offset in part by higher fuel costs in connection with energy produced by our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) and increased consumption of fuel oil and gas by our thermal facilities due to increases in production to meet demand and poor hydrological conditions during the latter part of the year. Hydroelectric production has lower fuel-related costs than thermal production.

        Personnel expenses decreased 1.6% to €868 million in 2001 from €882 million in 2000. The decrease in 2001 was mainly due to workforce reductions. Our total average number of employees in our domestic electricity business in 2001 was 15,891 compared with 17,734 in 2000. The unit cost per employee, including pensions and social security, was 9.0% lower in 2001 compared with 2000.

        Depreciation and amortization costs decreased 17.4% in 2001 to €1,095 million from €1,325 million in 2000. The decrease in 2001 was mainly due to the change in the amortization period for certain assets as a result of the change in recovery period for CTCs. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, depreciation and amortization would have decreased 2.8% to €1,095 million in 2001 from €1,127 million in 2000.

  International Electricity Business

        Operating income from our international electricity business increased 9.3% to €1,423 million in 2001 from €1,302 million in 2000. Operating revenues from our international electricity business increased 3.0% to €5,325 million in 2001 from €5,169 million in 2000, while operating expenses of our international electricity business increased 0.9% to €3,902 million in 2001 from €3,867 in 2000.

        The table below sets forth a breakdown of operating income (loss) and operating revenues from our international electricity business for 2001 and 2000.

	Operating Income			Operating Revenues
	2001	2000	Percentage Change	2001	2000	Percentage Change
	(millions of euro, except percentages)
Generation	653	531	23.0%	2,101	1,920	9.4%
Distribution and Transmission	774	679	14.0%	3,867	3,743	3.3%
Other	(4)	92		(643)	(493)	30.4%

Total	1,423	1,302	9.3%	5,325	5,169	3.0%

        The following table shows operating income and operating revenues from generation in each country for 2001 and 2000.

	Operating Income			Operating Revenues
	2001	2000	Percentage Change	2001	2000	Percentage Change
	(millions of euro, except percentages)
Chile	256	115	122.6%	910	709	28.3%
Colombia	132	127	3.9%	363	306	18.6%
Argentina	81	99	(18.2)%	462	535	(13.6)%
Brazil	63	71	(11.3)%	110	103	6.8%
Peru	121	119	1.7%	256	267	(4.1)%

Total	653	531	23.0%	2,101	1,920	9.4%

        Operating income from generation by our international electricity business increased 23.0% to €653 million in 2001 from €531 million in 2000. The increase in operating income from generation by our international electricity business was mainly due to a 122.6% increase in operating income from generation in Chile to €256 million in 2001 from €115 million in 2000, offset in part by an 18.2% decrease in operating income from generation in Argentina to €81 million in 2001 from €99 million in 2000 and an 11.3% decrease in operating income from generation in Brazil to €63 million in 2001 from €71 million in 2000.

        The following table shows output figures in Latin America by country for 2001 and 2000.

	2001	2000	Percentage Change
	(GWh)
Chile	15,741	15,346	2.6%
Colombia	10,106	9,618	5.1%
Argentina	11,864	10,470	13.3%
Brazil	2,256	3,406	33.8%
Peru	4,480	3,623	23.7%

Total	44,447	42,463	4.7%

        Operating income from generation in Chile increased 122.6% to €256 million in 2001 from €115 million in 2000. In 2001, the amount of energy sold in Chile increased 2.6% to 15,741 GWh in 2001 from 15,346 GWh in 2000, and the average sales price per KWh increased 34.9% in 2001. In 2001, transmission tolls in Chile increased 5.0% as a result of the sale of the distribution company, Transelec, in September 2000 while fuel costs decreased as a result of the increase in hydroelectric production in 2001.

        Operating income from generation in Colombia increased 3.9% to €132 million in 2001 from €127 million in 2000. In 2001, the amount of energy sold in Colombia increased 5.1% to 10,106 GWh in 2001 from 9,618 GWh in 2000, and the average sales price per KWh increased 16.4% in 2001. In 2001 purchases of energy in Chile increased.

        Operating income from generation in Argentina decreased 18.2% to €81 million in 2001 from €99 million in 2000. In 2001, the amount of energy sold in Argentina increased 13.3% to 11,864 GWh in 2001 from 10,470 GWh in 2000, principally as a result of the commencement of operation of the combined cycle gas turbine plant at Dock Sud, while the average sales price per KWh decreased 3.5% in 2001.

        Operating income from generation in Brazil decreased 11.3% to €63 million in 2001 from €71 million in 2000. In 2001, the amount of energy sold in Brazil decreased 33.8% to 2,256 GWh in 2001 from 3,406 GWh in 2000 as a result of the severe drought which adversely affected hydroelectric generation in Brazil, while the average sales price per KWh increased 20.0% in 2001 as a result of the 17.2% increase in tariffs effected in September 2000.

        Operating income from generation in Peru increased 1.7% to €121 million in 2001 from €119 million in 2000. In 2001, the amount of energy sold in Peru increased 23.7% to 4,480 GWh in 2001 from 3,623 GWh in 2000, and the average sales price per KWh increased 10.1% in 2001. Operating expenses for generation in Peru were impacted by an increase in depreciation and amortization expenses related to Edegel's new hydroelectric plants which commenced operations near the end of 2000.

        The following table shows operating income and operating revenues from distribution in each country for 2001 and 2000.

	Operating Income			Operating Revenues
	2001	2000	Percentage Change	2001	2000	Percentage Change
		(millions of euro, except percentages)
Chile	184	259	(29.0)%	766	722	6.1%
Colombia	65	65	—	545	549	(0.7)%
Argentina	235	201	16.9%	1,035	1,001	3.4%
Brazil	228	156	46.2%	1,197	1,143	4.6%
Peru	62	62	—	324	328	(1.2)%

Total	774	743	4.2%	3,867	3,743	3.3%

        Operating income from distribution by our international electricity business increased 4.2% to €774 million in 2001 from €743 million in 2000. The increase in operating income from distribution by our international electricity business was mainly due to a 46.2% increase in operating income from distribution in Brazil to €228 million in 2001 from €156 million in 2000 and a 16.9% increase in operating income from distribution in Argentina to €235 million in 2001 from €201 million in 2000, offset in part by a 29.0% decrease in operating income from distribution in Chile to €184 million in 2001 from €259 million in 2000.

        The following table shows the amount of electricity sold in Latin America by country for 2001 and 2000.

	2001	2000	Percentage Change
	(GWh)
Chile	9,527	10,265	(7.2)%
Colombia	8,608	8,776	(1.9)%
Argentina	12,909	12,597	2.5%
Brazil	12,091	13,472	(10.3)%
Peru	3,675	3,564	3.1%

Total	46,810	48,674	(1.0)%

        Operating income from distribution in Chile decreased 29.0% to €184 million in 2001 from €259 million in 2000, mainly due to mainly due to a decrease of 7.2% to 9,527 GWh in 2001 from 10,265 GWh in 2000, offset in part by a 10.7% increase in the average sales price per KWh, a 2.2% increase in the number of customers and a 3.1% increase in average electricity consumption per customer. In 2001, purchases of energy increased in Chile. Operating income from distribution in Chile was also adversely affected by the significant devaluation of the Chilean peso relative to the euro in 2001.

        Operating income from distribution in Colombia remained flat in 2001 at €65 million. In 2001, the average sales price per KWh increased 12.7%, while the amount of energy distributed in Colombia decreased 1.9% to 8,608 GWh in 2001 from 8,776 GWh in 2000 due to a 3.8% decrease in consumption per customer and a 2.7% decrease in the number of customers.

        Operating income from distribution in Argentina increased 16.9% to €235 million in 2001 from €201 million in 2000. In 2001, the average sales price per KWh increased 6.3%, and the amount of energy distributed in Argentina increased 2.5% to 12,909 GWh in 2001 from 12,597 GWh in 2000 despite the adverse macroeconomic conditions prevailing in Argentina and a decrease in the number of customers. In addition, energy losses, which are principally due to illegally-tapped energy, faulty metering and inadequate billing and collections systems, decreased to 9.9% in 2001 from 10.3% in 2000.

        Operating income from distribution in Brazil increased 46.2% to €228 million in 2001 from €156 million in 2000. In 2001, we received €160.0 million in compensation provided by the Brazilian government to distribution companies to offset the effects of electricity rationing measures imposed by the government as a result of the severe drought in Brazil in 2001. The amount of energy distributed in Brazil decreased 10.3% to 12,091 GWh in 2001 from 13,472 GWh in 2000 due to a 16.5% decrease in consumption per customer as a result of electricity rationing measures, offset in part by an increase in the number of customers.

        Operating income from distribution in Peru remained flat in 2001 at €62 million. In 2001, the average sales price per KWh increased 8.0%, and the amount of energy distributed in Peru increased 3.1% to 3,675 GWh in 2001 from 3,564 GWh in 2000 as a result of a 1.1% increase in consumption per customer and a 1.8% increase in the number of customers. In 2001, purchases of energy in Peru increased, while energy losses decreased to 8.9% in 2001 from 9.9% in 2000.

  Telecommunications and Other Businesses

        Operating loss from our telecommunications and other businesses was €47 million in 2001 compared with an operating loss of €28 million in 2000, broken down as follows:

	2001	2000	Percentage Change
	(millions of euro)
Telecommunications	(62)	(57)	8.8%
Gas	25	26	(3.9)%
Cogeneration and renewable energies	15	9	66.7%
New technologies	(16)	(6)	166.7%
Other	(9)	—

Total	(47)	(28)	67.8%

  Financial Income (Loss), Net

        Financial loss, net increased 50.7% to €1,722 million in 2001 from financial loss, net of €1,143 million in 2000. The increase in 2001 was mainly due to foreign exchange losses, net of €398 million in 2001 compared with foreign exchange gains, net of €139 million in 2000, principally as a result of the significant devaluation of the Brazilian real and the Chilean peso during 2001 and of the Argentine peso in January 2002.

        Financial expenses, mainly consisting of interest expenses, decreased 2.1% to €1,628 million in 2001 from €1,663 million in 2000, principally due to lower average cost of debt as a result of a decrease in interest rates during 2001, offset in part by a 14.0% increase in net financial debt to €25,007 million at December 31, 2001 from €21,936 million at December 31, 2000. In 2001, average cost of debt was 5.85% compared with 6.47% in 2000. In 2001, average cost of debt related to our domestic electricity business was 4.57%, average cost of debt related to our international electricity business was 7.02% and average cost of debt related to our telecommunications and other businesses was 5.77%.

  Income (Loss) from Associated Companies

        Our share in the income (losses) of companies carried by the equity method resulted in a loss of €118 million in 2001 compared with income of €53 million in 2000. This loss was principally due to our participation in the losses incurred by Auna, totaling €198 million. Losses from companies carried by the equity method were offset in part by our share of the income from our participation in Elettrogen (which we began to account for under the equity method in the fourth quarter of 2001), totaling €28 million, and to a lesser extent income from our interests in Aguas de Barcelona, Red Eléctrica de España, Repsol YPF, S.A., Snet and Tejo Energia. In March 2002, we acquired a controlling interest in Endesa Italia, as successor to Elettrogen, as a result of which we will consolidate this entity in our financial statements for 2002.

  Amortization of Goodwill

        Amortization of goodwill increased 6.3% to €289 million in 2001 from €272 million in 2000, principally due to the amortization of goodwill arising from our investments made in 2001 in Elettrogen, Snet and Repsol.

  Non-Operating Income (Loss), Net

        Non-operating income, net was €579 million in 2001 compared with non-operating income, net of €913 million in 2000. Non-operating income, net in 2001 included mainly €494 million in capital gains from the sale of Endesa's direct and indirect holdings in Edenor and €152 million in capital gains from the receipt of 12.5% of the purchase price in connection with the sale of Viesgo in December 2001. Non-operating income, net in 2001 was offset in part by extraordinary provisions, principally consisting of a provision of €114 million to cover contingent liabilities in connection with Cerj's pension and other commitments to its workforce. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, non-operating income, net would have been €1,034 million in 2000.

  Corporate Income Tax

        Our corporate income tax expense decreased 85.8% to €88 million in 2001 from €618 million in 2000. This decline resulted principally from:

  •
  a tax credit of €294 million relating to our telecommunications and other businesses;

  •
  the cancellation of deferred tax charges in the amount of €224 million as a result of a change in Spanish tax law. In Spain, a tax benefit is available for capital gains if such gains are reinvested. The tax rate for capital gains under the former law was 35%. In addition, under the former law, capital gains taxes could be deferred during the depreciation period of the new investment or alternatively for a period of 10 years. As a result, we recorded a deferred tax charge equal to 35% of its capital gains that were reinvested during each year in which the former law was in effect. In 2001, a new Spanish tax law established a capital gains tax rate of 18% which must be paid in the same year that any reinvestment of capital gains is made. Because our accumulated deferred tax credit was greater than the amount that would have been owed applying the new tax law, we recorded the difference as a corporate tax credit in 2001; and

  •
  tax exemption for capital gains related to the sale of Edenor because Spanish tax law exempts capital gains derived from the transfer of the shares of a non-resident entity.

        As a result of the foregoing, our corporate tax expense in 2001 was 5.4% of our consolidated income before tax compared with 23.7% in 2000. Of our corporate income tax expense in 2001, €250 million related to our domestic electricity business and €132 million related to our international electricity business and a tax credit of €294 million related to our telecommunications and other businesses.

  Minority Interests

        Income attributed to minority interests in 2001 decreased 90.1% to €58 million in 2001 from €587 million in 2000, principally as a result of decreases in income from our Latin American subsidiaries, especially our Argentine subsidiaries as a result of the devaluation of the Argentine peso.

  Net Income

        As a result of the foregoing, net income increased 5.1% to €1,479 million in 2001 from €1,407 million in 2000. If the changes in the accounting treatment of and recovery period for CTCs applied in 2001 had been applied in 2000, net income would have increased 3.9% to €1,479 million in 2001 from €1,424 million in 2000.

U.S. GAAP Reconciliation

        Our consolidated financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. Our net income for 2002, 2001 and 2000 under Spanish GAAP was €1,270 million, €1,479 million and €1,407 million, respectively, and under U.S. GAAP was €1,545 million, €1,034 million and €950 million, respectively. Our stockholders' equity at December 31, 2002, 2001 and 2000 under Spanish GAAP was €8,043 million, €8,656 million and €8,638 million, respectively, and under U.S. GAAP was €8,594 million, €9,052 million and €9,428 million, respectively. The principal differences between Spanish GAAP and U.S. GAAP with respect to our consolidated financial statements relate to:

  •
  1996 legal restatement;

  •
  treatment of pension plans and early retirements;

  •
  effect of the application of SFAS No.133;

  •
  treatment of Chilean technical accounting bulleting (boletín técnico) 64 ("BT 64");

  •
  revenue recognition;

  •
  impairment of goodwill;

  •
  foreign currency gains and losses; and

  •
  loss contingencies

        See Note 25 to our consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

  SFAS No. 143—Accounting for Asset Retirement Obligations

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

        As stated in Note 3-c to our consolidated financial statements, Empresa Nacional de Residuos Radioactivos, S.A. (ENRESA) is responsible for the decommissioning of nuclear power plants and the treatment and final disposal of radioactive nuclear waste. A contract between ENRESA and the electric utilities was executed on November 30, 1989, to formally document the transfer to ENRESA of responsibility for the treatment and final disposal of nuclear waste. Management of Endesa considers that the cost that will be incurred until the aforementioned transfer will not be material. For the rest of the power plants, we plan to continue with the current locations and, accordingly, no significant costs are expected to be incurred in this connection.

        We have not yet assessed what effect, if any, the application of this Statement will have on our financial position or results of operations. However, due to the factors cited above, we do not expect this Statement to have a significant effect on our financial position or results of operations.

  SFAS No. 145—Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. We do not anticipate that application of this Statement will have any impact on our financial position or results of operations, as of December 31, 2002.

  SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. We do not anticipate that adoption of SFAS No. 146 will have a material impact on our consolidated results of operations, financial position or cash flows.

  SFAS No. 148—Accounting for Stock-Based Compensation- Transition and Disclosure

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock- based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB 25. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. We do not anticipate that adoption of this statement will have a material effect on our consolidated financial position, results of operations or cash flows.

  FIN No. 45—Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 and as such have been included in Note 21 to our consolidated financial statements. We are assessing the impact of FIN 45, but at this point we do not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our consolidated financial position, results of operations or cash flows.

  FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

        As of December 31, 2002 we did not hold any variable interest entities (VIE).

B. LIQUIDITY AND CAPITAL RESOURCES

  Liquidity

        In 2002, 2001 and 2000, Endesa used cash provided by operating activities, external borrowings (including available lines of credit) and proceeds from the disposal of assets and businesses to manage its liquidity. Endesa used these sources of liquidity primarily for capital expenditures and investments. Endesa's management believes that the funding available to it from these and other sources will be sufficient to satisfy its working capital and debt service requirements for the foreseeable future.

  Cash Flow Analysis

        Our cash and cash equivalents were €2,188 million at December 31, 2002, €1,053 million at December 31, 2001 and €885 million at December 31, 2000. The increase in 2002 was due to the increase in cash provided by operating activities to €4,285 million in 2002 from €3,347 million in 2001, the decrease in cash used in investing activities to €2,020 million in 2002 from €4,198 million in 2001 and net cash provided by working capital of €2,371 million, offset in part by the increase in net cash used in financing activities to €3,633 million compared with net cash provided by financing activities of €1,303 million in 2001. As a percentage of total assets, cash and cash equivalents was 4.5% at December 31, 2002 compared with 2.1% at December 31, 2001.

        The following table sets forth our consolidated cash flows for 2002, 2001 and 2000. Positive figures refer to cash inflows and negative figures, which are indicated in brackets, refer to cash outflows.

	Year Ended December 31,
	2002	2001	2000
	(millions of euro)
Net cash provided by (used in) operating activities	4,285	3,347	3,340
Net cash provided by (used in) working capital(1)	2,371	(284)	(1,394)
Net cash provided by (used in) investing activities	(2,020)	(4,198)	(1,297)
Net cash provided by (used in) financing activities	(3,633)	1,303	(2,126)

(1)
This amount equals the sum of "Changes in operating assets and liabilities" set forth in Note 25 to our consolidated financial statements.

  Operating Activities

        Our cash provided by operating activities increased 28.0% to €4,285 million in 2002 from €3,347 million in 2001. Of the cash provided by operating activities in 2002, €2,537 million related to cash provided by operating activities of our domestic electricity business (24.6% more than in 2001), €179 million related to cash provided by operating activities of our European electricity business, €1,444 million related to cash provided by operating activities of our Latin American electricity business (4.4% more than in 2001) and €125 million related to cash provided by our other businesses (271.2% more than in 2001).

        Our cash provided by operating activities of €3,347 million in 2001 remained virtually unchanged from €3,340 million in 2000, principally due to a 29.7% increase in cash provided by our international electricity business, offset in part by a 9.5% decrease in cash provided by our domestic electricity business. Of the cash provided by operating activities in 2001, €2,037 million related to cash provided by operating activities of our domestic electricity business, €1,383 million related to cash provided by operating activities of our international business and €73 million related to negative cash provided by our other businesses.

  Investing Activities

        Our cash used in investing activities decreased 51.9% to €2,020 million in 2002 from €4,198 million in 2001. The decrease in cash used in investing activities in 2002 was primarily due to a 52.7% decrease in financial investments to €1,366 million in 2002 from €2,890 million in 2001.

        Our cash used in investing activities increased 223.7% in 2001 to €4,198 million from €1,297 million in 2000. The increase in cash used in investing activities in 2001 was primarily due to our acquisitions of interests in Endesa Italia and Snet.

  Financing Activities

        Our net cash used in financing activities was €3,633 million in 2002 compared with net cash provided by financing activities of €1,303 million in 2001, primarily due to a reduction in external borrowings in 2002.

        Our net cash provided by financing activities was €1,303 million in 2001 compared with net cash used in financing activities of €2,126 million in 2000, primarily due to a reduction in external borrowings in 2001.

        In 2002, 2001 and 2000 our primary financing activities have involved a variety of short-and medium-term financial instruments, principally bonds and debentures, commercial paper and borrowings from financial institutions. The amount of bonds and debentures payable by Endesa was approximately €14,312 million at December 31, 2002, €13,922 million at December 31, 2001 and €12,536 million at December 31, 2000. The amount of borrowings from financial institutions payable by Endesa was €9,634 million at December 31, 2002, €10,882 million at December 31, 2001 and €9,232 million at December 31, 2000.

        At December 31, 2002, our net financial liabilities of €22.7 billion were primarily in euro (59%), U.S. dollars (33%) and Latin American currencies (8%), principally the Chilean peso, the Brazilian real and the Argentine peso. The aggregate borrowing rate of our outstanding indebtedness was 5.05% for 2002. The aggregate borrowing rate of our domestic electricity business was 4.26% in 2002, the aggregate borrowing rate of our Latin American electricity business was 6.25% the aggregate borrowing rate of our European electricity business was 3.83% and the aggregate borrowing rate of our other businesses was 4.13% in 2002. Approximately 72% of our financial liabilities was at fixed and hedged rates at December 31, 2002. Our net financial debt was 202.8% of total stockholders' equity and liabilities at December 31, 2002 compared with 201.4% at December 31, 2001.

  Capital Requirements

        The following table sets forth our capital expenditures and capital investments for 2002, 2001 and 2000.

	2002	2001	2000
Capital expenditures:
Power stations	1,121	797	708
Distribution facilities	1,060	1,281	1,025
Other	191	325	239

	2,372	2,403	1,972
Investments:
Acquisitions of consolidated companies	127	12	1,151
Repurchase of shares in affiliates	—	—	204
Financial investments	1,232	2,219	672
Other	232	812	114

Total investments	1,591	3,043	2,141

Total capital expenditures and investments	3,963	5,446	4,113

        Total capital expenditures and investments decreased 27.2% to €3,963 million in 2002 from €5,446 million in 2001. Of the €3,963 million in capital expenditures and investments in 2002, €2,372 million related to capital expenditures and €1,232 million related to financial investments. Financial investments in 2002 included mainly financing of the tariff deficit and the extrapeninsular compensation deficit and purchase of an additional interest in Auna.

        In 2002, we sold 13,148,816 of our own ordinary shares for €160.3 million and acquired 11,263,659 of our own ordinary shares for €131.7 million, as a result of which the number of treasury shares decreased to 10,559,826 at December 31, 2002, representing 0.997% of our outstanding share capital, from 12,444,988 treasury shares at December 31, 2001.

        Total capital expenditures and investments increased 32.4% to €5,446 million in 2001 from €4,113 million in 2000 due to a 21.9% increase in capital expenditures to €2,403 million in 2001 from €1,972 million in 2000 and a 42.1% increase in investments to €3,043 million in 2001 from €2,141 million in 2000. The increase in capital expenditures in 2001 was principally due to continued increases in investments in distribution in Spain to €591 million, representing approximately 24.6% of total capital expenditures for 2001, and €555 million in capital expenditures to increase installed capacity in Spain, principally through the construction of new combined cycle gas turbine plants. Investments in 2001 consisted principally of €2,219 million of financial investments. Financial investments in 2001 included mainly:

  •
  €999 million for the acquisition of a 45.3% stake in Elettrogen (subsequently renamed Endesa Italia);

  •
  €452 million for the acquisition of a 30.0% stake in Snet;

  •
  €498 million for the subscription of additional shares of Auna in connection with Auna's capital restructuring, of which €171 million represented a capital contribution in the form of canceled debt; and

  •
  €194 million for the acquisition of additional shares in Repsol YPF, S.A.

        In 2001, we sold 6,174,655 of our own ordinary shares for €118 million and acquired 15,356,827 of our own ordinary shares for €265 million, as a result of which the number of treasury shares increased to 12,444,983 million at December 31, 2001, representing 1.18% of our outstanding share capital, from 3,262,811 treasury shares at December 31, 2000.

        In 2001, 61.5% of the €5,446 million in total capital investments was financed with internally generated funds, partly from our cash flow of €3,347 million and partly from divestitures in an aggregate amount of €1,236 million, principally consisting of our sale of Edenor and the receipt of 12.5% of the sale price in connection with our sale of Viesgo. In addition, a part of the subscription price for our portion of the capital increase of Auna was financed through the cancellation of debt owed by Auna to us.

  Planned Capital Expenditures

        As part of our strategic plan 2002-2006, we plan to invest approximately €9.7 billion during the period 2002-2006, as follows:

  •
  €4.3 billion for organically growing our businesses; and

  •
  €5.4 billion for the maintenance of assets.

        Approximately 88% of our total planned investment during the period will be dedicated to our core electricity business.

        We expect our planned investment of €4.3 billion for organically growing our businesses to be allocated as follows:

  •
  €2.0 billion will be invested in our electricity business in Spain;

  •
  €1.0 billion will be invested in our electricity business throughout the rest of Europe;

  •
  €500 million will be invested in our electricity business in Latin America;

  •
  €700 million will be invested in our telecommunications business; and

  •
  €100 million will be invested in other activities.

        Of our planned investment of €5.4 billion for the maintenance of fixed assets, we expect that 56% will be made in Spain, 32% will be made in Latin America, 5% will be made throughout the rest of Europe and 7% will be dedicated to other activities.

        The funds for our investment plan are expected to be generated from our cash flows and planned divestitures. As part of our strategic plan 2002-2006, we expect to divest non-core assets in an amount of €6-7 billion between 2002 and 2006, €4.2 billion of which has already been divested as of the date of this annual report. See "Item 4. Information on the Company—Business Overview—Capital Expenditures and Divestitures".

        Our forecasted amounts of capital expenditures and divestitures and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and divestitures may be less than or exceed these amounts. See "Forward-Looking Statements".

  Financing Obligations

        Our net financial debt was €22.7 billion at December 31, 2002, a decrease of €2.3 billion compared with net financial debt of €25.0 billion at December 31, 2001.

        The following table sets forth the amortization schedule for our consolidated debt at December 31, 2002:

	2003	2004	2005	2006	2007	Subsequent Years	Total
	(millions of euro)
Debentures and bonds	864	1,621	733	1,826	430	5,561	11,035
Notes payable	3,235	—	—	42	—	—	3,277
Loans and credits in euro	1,650	273	13	1,404	460	496	4,296
Loans and credits in foreign currency	1,339	327	1,319	1,160	138	1,055	5,338

Total(1)	7,088	2,221	2,065	4,432	1,028	7,112	23,946

(1)
Includes accrued unpaid interest.

  Capital Resources

        In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and the proceeds from our divestment plan. As of December 31, 2002, total available liquidity was approximately €2.6 billion, consisting of approximately €2.1 billion available in unused credit lines, of which approximately €700 million will expire by the end of 2003 and approximately €1.4 billion will expire thereafter, and approximately €475 million in cash and liquid investments. Any future downgrades will not preclude us from using any of our existing credit lines.

        At March 31, 2003, our liquidity position amounted to €4,896 million, of which €2,631 million corresponded to unused lines of credit.

        The following is a discussion of certain of the material financing transactions entered into by Endesa, S.A. or its wholly-owned subsidiaries.

  Short-Term Borrowings

        We have short-term revolving credit facilities in an aggregate amount of €721 million, €697 million of which was used at December 31, 2002. These credit facilities are separately provided by six banks and have an average maturity period of 89 days. Interest in respect of any borrowings under these credit facilities are at a floating rate (EURIBOR or LIBOR) plus an average margin of six basis points.

        Our short-term credit facilities include customary default provisions that could impact the continued availability of credit or result in the acceleration of repayment.

  Commercial Paper

        In 1998, our wholly-owned finance subsidiary, International Endesa B.V., established a commercial paper program under which it may issue up to an aggregate principal amount of $2 billion. At December 31, 2002, an aggregate principal amount of €1,287 million was outstanding under this commercial paper program.

  Medium Term Note Program

        In 1995, International Endesa B.V. established a medium-term note program under which it may issue up to an aggregate principal amount of €9 billion of medium term notes. The notes issued under this program have maturities between two and 40 years. At December 31, 2002, an aggregate principal amount of €7,578 million was outstanding under this medium term note program.

  Long-term Borrowings

        We also had loan facilities of €2,690 million at December 31, 2002, €2,876 million at December 31, 2001 and €3,756 million at December 31, 2000, of which approximately €1,386 million were unused at December 31, 2002, €1,425 million were unused at December 31, 2001 and €1,527 million were unused at December 31, 2000. In 2002, the weighted average interest rate payable under our loan facilities was 2.84%. These loan facilities are separately provided by 11 banks and have an average maturity period of three and a half years. Interest in respect of any borrowings under these loan facilities are at a floating rate (EURIBOR or LIBOR) plus an average spread of 12.5 basis points. Our loan facilities may serve as back stops for issuances of commercial paper although they have not been used for such purpose as of the date of this annual report.

        In 2001, we received a long-term loan from Eniti LLC, an affiliate of Citibank, N.A. In connection with this transaction, we formed Teneguía Gestión Financiera, S.L., Sociedad Comanditaria, a Canary Islands corporation, for the sole purpose of entering into this transaction. We consolidate our interest in Teneguía Gestión Financiera, S.L., Sociedad Comanditaria. As part of this transaction, we made a capital contribution of €1.5 billion to Teneguía Gestión Financiera, S.L., Sociedad Comanditaria (representing a 95.72% equity interest in the company) and Eniti LLC made a capital contribution of €67 million (representing a 4.28% equity interest in the company). In addition, Eniti LLC provided a loan to Teneguía Gestión Financiera, S.L., Sociedad Comanditaria in the principal amount of €433 million. In connection with this transaction, we entered into certain agreements with Eniti LLC which include customary default provisions that could result in the acceleration of repayment of such loan to Eniti LLC.

  Covenants in our Indebtedness

        Endesa's financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses, which in certain cases relate as well to debt, if any, of Endesa's most significant Spanish subsidiaries. There are no cross-default clauses in Endesa's indebtedness which relate to debt of our Latin American subsidiaries.

        Additionally, a significant portion of Enersis' financial indebtedness is subject to cross-default provisions. In the new bank facilities, defaults in relation to any single indebtedness of Endesa Chile or some of its more relevant subsidiaries, with an outstanding amount equal to or in excess of $30 million, could give rise to a cross-default under the facilities after the applicable grace periods, if any, have expired. Likewise, defaults in relation to any single indebtedness of Enersis or some of its more relevant subsidiaries, including Endesa Chile, with an outstanding amount equal to or in excess of $30 million after the applicable grace periods (if any) have expired could give rise to a cross-default under the Enersis facility. In addition, if Enersis or any of its subsidiaries defaults in the payment on any single indebtedness having an aggregate principal amount exceeding $30 million, an Event of Default would be triggered under the Enersis Yankee Bonds after the applicable grace periods, if any, have expired. Finally, any Event of Default arising out of Endesa Chile's or Enersis' Yankee Bonds would trigger a cross-default under most of the existing bank credit agreements.

        As of the date of this annual report, our long-term debt rating for senior unsecured debt was A from Standard & Poor's, Baa1 from Moody's and A from Fitch and our short-term credit rating was P2 from Moody's, A1 from Standard & Poor's and F1 from Fitch. Our current ratings outlook is negative according to Standard & Poor's and Fitch, and stable according to Moody's agencies. Our ability to use external sources of financing will depend in large part on our credit ratings. Our securities ratings may be revised or withdrawn at any time, and each rating should be evaluated independently of any other rating.

        Except as described below, we do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing, or obtaining access to new, credit facilities in the future. Approximately €600 million of our debt at December 31, 2002 with the European Investment Bank could require customary guarantees if Moody's or Standard & Poor's change their respective views regarding our credit rating and €333 million of our other debt at such date would be subject to renegotiation if our credit rating were downgraded to below BBB/Baa2.

  Guarantees Provided

        At December 31, 2002, we guaranteed €14,576 million of debt, most of which was incurred by our affiliates (principally by International Endesa, B.V.) and reflected in our consolidated balance sheet. This figure includes a guarantee of €459 million of debt incurred by Auna which matures on December 30, 2003.

  Recent Financing Transactions

  Preference Shares

        On March 28, 2003 our wholly-owned subsidiary, Endesa Capital Finance, LLC, issued €1.5 billion in preference shares and authorized the issuance of an additional €500 million. This amount will be accounted for under "Minority Interests" in our consolidated balance sheet. Endesa guaranteed these securities as to payment of dividends, liquidation preference and redemption amount. Payments of dividends to holders of these securities will be made quarterly and the amount of such payments will be linked to EURIBOR. The preference shares are perpetual, subject to early redemption by Endesa Capital Finance, LLC at any time after 10 years from the issuance date.

  Loan Facility

        On February 11, 2003, we entered into a €1.5 billion loan facility with a group of 14 banks, which we drew down in full on February 19, 2003. The loan matures in five years, and requires us to make semiannual amortization payments after a four year grace period.

  Securitization

        We intend to securitize or pledge our rights to recover the tariff deficit of 2000, 2001 and 2002, as well as our right to recover the costs of our extrapeninsular generation activities in 2001 and 2002.

  Financial Strengthening Plan of Enersis and Endesa Chile

        On October 4, 2002, Enersis' and Endesa Chile's Boards of Directors unanimously approved a financial strengthening plan in order to enhance their capital structure and permit them to be better positioned in light of the current economic situation in Latin America, which has been affecting their investments and liquidity risk. The financial strengthening plan had no effect on our results of operations in the fiscal year ended December 31, 2002.

        The plan consists of four main objectives:

        Refinancing Bank Debt.    Enersis and Endesa Chile have refinanced $2.33 billion of bank debt so as to:

  •
  lengthen the maturity profile of their debt; and

  •
  provide better conditions for the capital increase process, which is currently underway.

        On May 15, 2003, Enersis and Endesa Chile closed credit agreements for approximately $1,588 million and $743 million, respectively. These facilities refinanced most of the existing bank indebtedness of both borrowers. As part of this refinancing, Enersis and Endesa Chile combined their outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into the facilities. The facilities mature in May 2008. The facilities have a 30-month grace period prior to the commencement of debt repayment, during which period Enersis and Endesa Chile will only make interest payments on the facilities, subject to certain mandatory prepayments in the event of certain asset sales, or debt or equity issuances.

        The facilities require Enersis and Endesa Chile to comply with specified financial covenants related to maximum ratios of indebtedness to cash flow, indebtedness to EBITDA and indebtedness to stockholders' equity, and a minimum ratio of cash flow to interest expense. The facilities require the application of 75% of Enersis's excess cash, as defined in the facilities, after the minimum legal dividend has been paid, and most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay the facilities. In addition, the facilities contain other restrictive covenants, including covenants on issuing guarantees or providing other credit support, selling or transferring essential operating assets, consummating mergers, consolidations, liquidations or dissolutions, making capital expenditures in excess of certain agreed thresholds and entering into agreements (other than the facilities) which restrict the ability of Enersis's subsidiaries to pay dividends or repay intercompany indebtedness, among others. Under the new facilities, any adjustments to Enersis' credit rating will have no impact on the terms of the facilities. The new facilities have been filed as exhibits to the annual report on Form 20-F by Enersis. These facilities are non-recourse to Endesa.

        In connection with the execution of the financial strengthening plan agreements, we renewed our commitment to support Enersis and Endesa Chile in respect of any potential liquidity difficulties, such that upon their request, we will acquire assets from either of the companies in an amount up to $150 million at any time up to December 31, 2005 or until the date on which more than 50% of the debt incurred under the financial strengthening plan facilities has been paid.

        Capital Increase.    On March 31, 2003, at an extraordinary shareholders' meeting, Enersis approved a capital increase of up to $2 billion. This capital increase, which commenced on May 31, 2003, allowed for the capitalization of all of our loans (which were made by our subsidiary Elesur, S.A.) to Enersis (with a face value of approximately $1.37 billion), as well as the subscription of shares for cash.

        To facilitate the capitalization of indebtedness, the extraordinary shareholders' meeting also approved the removal of the 65% maximum that any one shareholder was permitted to own in Enersis.

        The second step of the capital increase, in which we have agreed not to participate, is scheduled to take place between November 20 and December 20, 2003 and will allow for the capitalization of Enersis' local bonds (with a face value of approximately $151 million), as well as the subscription of shares for cash.

        We agreed not to exercise any votes during the capital increase period in excess of those to which we are currently entitled as per our 65% shareholding. We also agreed to vote in favor of reinstituting the 65% shareholding limit should the capital increase be wholly subscribed and, subsequent to such increase, we did not hold in excess of 65% of the issued and outstanding share capital of Enersis. Likewise, we agreed not to sell or transfer to third parties our rights to subscribe for Enersis shares during the capital increase period. We also agreed that, once the debt is capitalized, we would acquire Enersis shares in the secondary market only in a public tender offer directed at the entire share capital of Enersis.

        As of June 24, 2003, Enersis has collected more than $150 million in cash and has capitalized all of our loans to it.

        Asset Sales.    Asset sales are intended to generate proceeds of approximately $900 million, of which €300 million will correspond to debt that is expected to be deconsolidated. The proceeds will be used to repay the indebtedness relating to obligations on certain bonds and options due in 2003. As of the date of this annual report, Enersis and Endesa Chile had sold approximately 75% of their target.

        Cash Flow Improvement.    Enersis expects to improve the generation of free cash flow by $130 million by December 31, 2005 compared with December 2002 figures. Enersis expects to achieve this goal primarily through cost and capital expenditure reductions and efficiency improvements in their distribution and generation companies through energy and risk management, electricity loss reductions and improvements in collections.

  Contractual Obligations

        The following table shows our most significant contractual obligations with definitive payment terms which will require significant cash outlays in the future. The amounts are payable as of December 31, 2002.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(millions of euro)
Debt	23,946	7,088	4,286	5,460	7,112

        In connection with the externalization of our pension funding obligations, we will be required to make a payment at a future date, which has not yet been determined. In addition, pursuant to our workforce restructuring plans, we will be required to make payments to certain employees upon retirement. At December 31, 2002, the aggregate amount of these obligations was €2.7 billion. We have recorded provisions for this entire amount in our consolidated financial statements.

        We also have a long-term contract with Gas Natural SDG, S.A. under which we expect to have a reliable source of natural gas supply available at competitive terms and prices. Pursuant to this agreement, we are required to purchase minimum amounts of natural gas annually from Gas Natural SDG, S.A. Prices under this contract are linked to the price of certain baskets of fuel-oils and oil products. Under the terms of the agreement, we may sell to third parties any natural gas that we do not consume.

  Commercial Commitments

        The following discussion of our commercial commitments with definitive payment terms which may require significant cash outlays in the future includes forward-looking statements.

        We are party to certain contractual arrangements that could require us to make payments if certain circumstances occur, including the exercise by third parties of rights to require us to purchase certain securities. Our material commitments of this type are described below.

        In connection with our acquisition of Endesa Holding Italia (formerly named Elettrogen), we entered into a put/call arrangement with Santander Central Hispano, a member of the consortium through which we acquired our interest in Endesa Holding Italia. Pursuant to this put/call arrangement:

  (i)
  We have the right to acquire from Santander Central Hispano its entire interest in Endesa Holding Italia (originally 40.0%). This option may be exercised in whole or in part at any time through the fifth anniversary of the date of Santander Central Hispano's acquisition of its initial interest in Endesa Holding Italia. In accordance with the terms of this option, in March 2002 we acquired from Santander Central Hispano an additional 5.7% in Endesa Holding Italia, as a result of which Santander Central Hispano currently holds a 51% interest in Endesa Holding Italia.

  (ii)
  Santander Central Hispano has the right to require us to purchase its entire remaining interest in Endesa Holding Italia. This option may be exercised for a period of 30 days commencing on the fifth anniversary of the date of Santander Central Hispano's acquisition of its initial interest in Endesa Holding Italia. This option may become immediately exercisable if (1) we fail to comply with the terms of our agreement with Santander Central Hispano or (2) we cease to own at least a 25.0% interest in Endesa Holding Italia.

        In each case, the purchase price we pay Santander Central Hispano for any shares of Endesa Holding Italia shall be based on the initial purchase price paid by Santander Central Hispano (approximately €750 million).

        In addition, pursuant to the terms of our shareholders' agreement with ASM Brescia in the event that either party breaches its obligations under the terms of such shareholders' agreement, the non-breaching party shall have the right to (1) purchase the shares of the breaching party at fair market value (as defined under the terms of the agreement), less a specified discount or (2) require the breaching party to purchase its shares at fair market value (as defined under the terms of the agreement), plus a specified premium.

        Endesa has a call option to purchase up to an additional 5.5% interest in Auna from Santander Central Hispano, which may be exercised in whole or in part at any time before July 30, 2003 with no obligation to pay for such interest until January 2004. Santander Central Hispano has a put option to sell to Endesa up to 3% of Auna in January 2004. The interest in Auna that may sell to us pursuant to the put option will be reduced by the same amount as the amount that we purchase, if any, of Auna pursuant to our call option. As of the date of this annual report, Endesa Telecomunicaciones is analyzing whether or not it will exercise the call option (the approximate maximum price of such option amounts to €477 million).

  Transactions with Unconsolidated Special Purpose Entities

        As of the date of this annual report, we had no material transactions with non-consolidated special purpose entities or majority-owned subsidiaries that are not included in our consolidated financial statements or any other interest in or relationship with any other special purpose entities that are not reflected in our consolidated financial statements.

  Interest Rate and Foreign Currency Exchange Rate Risk

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in equity, investment prices and foreign currency exchange rate fluctuations. To manage this exposure, we employ risk management strategies including the use of derivatives such as interest rate swap agreements, foreign currency forwards and currency swap agreements. As of December 31, 2002, approximately 72% of our financial liabilities was at fixed and hedged rates. We do not hold financial derivatives for trading purposes. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Endesa conducts environmental research and development projects primarily in connection with developing renewable energy sources, clean combustion and improvements in electrical lines. We spent approximately €11 million on these activities in the year ended December 31, 2002. Moreover, in 2002, €75 million was recorded as environmental expenses, a portion of which was spent in relation to environmental research and development projects.

D. TREND INFORMATION

        For information on the principal trends and uncertainties affecting our results of operations, financial condition and businesses, see "Item 3. Key Information—Risk Factors", "Item 4. Information on the Company—Business Overview" "Item 4. Information on the Company—Electricity Business in Spain", "Item 4. Information on the Company—Electricity Business in Latin America", "Item 4. Information on the Company—Regulation" and "—Operating Results" and "—Liquidity and Capital Resources".

E.    [Reserved]

F.    [Reserved]

G.    [Reserved]

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

        The following table sets forth the names of the members of our Board of Directors, their current positions with us, the year they were appointed to the board, the year in which their current term expires and their principal positions outside Endesa.

Name	Position	Year First Appointed		Current Term Expires	Present Principal Occupations Outside Endesa
Manuel Pizarro Moreno(2)(5)	Chairman	1996 2002	(1)	2005	Chairman, Ibercaja; Deputy Chairman, Sociedad Rectora de la Bolsa de Madrid; Deputy Chairman, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.
Rafael Miranda Robredo(2)(5)	Director and Chief Executive Officer	1997		2005	Director, Red Eléctrica de España, S.A. (REE); Deputy Chairman, Aguas de Barcelona, S.A.
Alberto Alonso Ureba(2)(6)	Director	1998		2007	Director, Zeltia, S.A.; Director, Lazarejo, S.L.
Miguel Blesa de la Parra(2)(7)	Director	2000		2005	Chairman, Caja Madrid; Chairman, Altae Banco; Deputy Chairman, Iberia, L.A.E., S.A.; Director, Dragados y Construcciones S.A.; Director, Ente Público Radio Televisión de Madrid.
Rafael Español Navarro(4)(6)	Director	1996		2005	Director, Dogi, S.A.; Chairman, Majórica; Chairman, Grupo la Seda.
José María Fernández Cuevas(2)(6)	Director	1998		2007	Director, CLINER, S.A.; Director, Intercontinental Química, S.A.; Director, Fundación ADA.
José Manuel Fernández-Norniella(2)(6)	Director	1998		2007	Chairman, Ebro Puleva, S.A.; Director, Enagás, S.A.; Deputy Chairman, CSCCIN.
José Fernández Olano(4)(6)	Director	1996		2005	Chairman, Aldeasa Group; Director, Altadis.
Rafael González-Gallarza Morales(4)(6)	Director	1998		2007	Chairman, Larios, Grupo Pernod Ricard; Director, Pernod Ricard, S.A.; Chairman, Prensa Malagueña, S.A.
Francisco Nuñez Boluda(3)(6)	Director	1998		2006	Manager, Ilustre Colegio Notarial de Madrid.
José Luis Oller Ariño(3)(6)	Director	1997		2005	Director, Bansabadell Vida,.S.A. de Seguros y Reaseguros; Director, Bansabadell Pensiones E.G.F.P., S.A.
Francisco Javiér Ramos Gascón(3)(6)	Director	2001		2005	Director, Sociedad Rectora de la Bolsa de Madrid; Chairman, IEB; Chairman, Araluz de Inversiones, S.A.
Manuel Ríos Navarro(4)(6)	Director	1998		2007	Managing Director, Inpelsa; Director, Bancaja; Director, Tenerías Alfa, S.A.; Director, CISA; Director, SBB.

José Serna Masiá(3)(6)	Director	2000	2004	Notary for Barcelona.
Salvador Montejo Velilla(2)(3)(4)(8)	Secretary General and to the Board	1999

(1)
Date of appointment as Chairman of Endesa, S.A. by the Board of Directors.

(2)
Member of the Executive Commission of the Board of Directors.

(3)
Member of the Audit and Compliance Committee.

(4)
Member of the Appointments and Remuneration Committee.

(5)
Director with a professional and permanent link to Endesa.

(6)
Independent Director with no professional link to Endesa and not appointed by a particular shareholder.

(7)
Director appointed as representative of Caja Madrid.

(8)
Non-Director.

        Those directors next to whose name appears the footnote (6), that is, independent directors may only be reelected for two terms.

        The following table sets forth the names of our executive officers, their current positions with us, the number of years at their positions, the number of years at the Endesa Group, their areas of experience at the Endesa Group and their business experience outside Endesa Group during the past five years. Each executive officer is appointed for an indefinite term.

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Rafael Miranda Robredo(1)	Chief Executive Officer	6	15	Chief Executive Officer
Salvador Montejo Velilla(1)	Company Secretary	4	4		congressional auditor
General Managers
José Damián Bogas Gálvez(1)	Executive Vice President Electricity Business	15	21	General management electricity business
Pedro Larrea Paguaga	Senior Vice President Energy Management	1	7	General management energy management
José Félix Ibáñez Guerra	Senior Vice President Mining	13	24	General management mining
Manuel Morán Casero	Senior Vice President Generation	5	5	General management generation
Javier Uriarte Monereo	Senior Vice President Supply	4	4	General management supply	adjunct managing director, Banesto; director, Banesto Seguros
José Luis Marín López-Otero(1)	Senior Vice President Distribution	1	6	General management diversification
Luis Rivera Novo(1)	Executive Vice President International	1	5	General management planning and resources
Alberto Martín Rivals	Senior Vice President Internacional Business	1	5	General management organization
Alfredo Llorente Legaz(1)	Senior Vice President Diversification	1	16	General management international
Antonio Pareja Molina(1)	Senior Vice President Planning and Resources	16	16	General management planning and resources
Evaristo Villa Ruiz	Senior Vice President Corporate Services	5	15	General management finance and economics, Compañía Sevillana de Electricidad

Corporate Managers
Francisco de Borja Acha Besga(1)	Senior Vice President Legal Affairs	5	5	Legal department
José Luis Palomo Alvarez(1)	Chief Financial Officer	11	11	Chief Financial Officer
Carlos Torres Vila(1)	Senior Vice President Strategy	1	1	Strategy	partner, McKinsey & Co.
Germán Medina Carrillo(1)	Senior Vice President Human Resources	15	16	Human resources
José Luis Puche Castillejo	Senior Vice President Audit	5	5	Audit
Gabriel Castro Villalba(1)	Senior Vice President Communications	5	6	Communications
Ma Isabel Fernández Lozano	Senior Vice President Planning and Control	1	20	Planning and control

(1)
Member of the Executive Committee.

B. COMPENSATION

        In 2002, our Board of Directors accrued an aggregate compensation of approximately €1.27 million, equal to 0.001% of our net income, as approved by the general shareholders' meeting. This compensation was divided as follows:

  •
  an approximate total fixed remuneration of €0.56 million, consisting of a fixed monthly gross salary of €4,007 per director until August 31, 2002 and €2,404 thereafter; and

  •
  monthly gross attendances allowance of €2,003 per director until August 31, 2002 and €1,202 thereafter as compensation for attending meetings of the Board of Directors, the Executive Commission and any other corporate governance bodies totaling approximately €0.71 million; and

  •
  pension and life insurance commitments to directors totalling approximately €0.07 million.

        Monthly attendance allowances for attending the meetings of the boards of directors of our subsidiaries are deducted from the overall compensation. In 2002, these attendance allowances totaled €0.25 million.

        In accordance with the provisions of Article 130 of the Spanish Corporations Law, remuneration by way of profit sharing may only be paid after the legal and statutory reserve requirements have been complied with and after a minimum dividend of 4% has been paid to shareholders.

        For the year ended December 31, 2002, the aggregate compensation (including performance-based bonuses) of the executive officers of Endesa, S.A. (including executive officers who are members of the Board of Directors) paid or accrued, was €9.7 million. Executive officers are eligible for variable compensation under a bonus plan, calculated as a percentage of the fixed compensation and primarily based on Endesa's overall economic performance and on each officer's individual performance. The total variable remuneration for 2002 was €2.0 million, which was paid on April 1, 2003. The amounts set aside or accrued in 2002 to provide pension and retirement benefits for our executive officers (including executive officers who are members of the Board of Directors) totaled €8.8 million.

C. BOARD PRACTICES

        The composition of the Audit and Compliance Committee and the Appointments and Remuneration Committee is indicated in the table above describing the board of directors.

  The Audit and Compliance Committee

        The Audit and Compliance Committee is composed of four directors. It performs the following functions:

  •
  supervision of our actions to ensure their transparency, with a special focus on the transparency of the information provided to shareholders and the securities markets and good corporate governance, and to avoid any trading on inside information;

  •
  formulation of the proposal for the selection of the external auditors and the terms of their appointment;

  •
  preparation of the financial statements and management report to be presented to the Board of Directors;

  •
  formulation of the policies and procedures necessary to assure compliance with laws and the applicable internal rules; and

  •
  supervision of our internal control systems and the accounting principles and practices used in the preparation of our financial statements.

        Francisco Javier Ramos Gascón has served as chairman of this committee since May 2002.

  Appointments and Remuneration Committee

        The Appointments and Remuneration Committee, which is composed of four directors, is responsible for:

  •
  informing the Board of Directors on the appointment of senior managers;

  •
  proposing the remuneration framework and approving the remuneration of the directors and compensation plans for the senior management of Endesa and its subsidiaries; and

  •
  the assessment of promotion and recruiting policies of executive officers.

        Rafael González-Gallarza Morales has served as chairman of this committee since May 2002.

  Advisory Body

        Endesa's Board of Directors may authorize the creation of an advisory body that, although it is not a corporate body, may discuss, study and report on those topics that the Board considers appropriate. The Board, upon a proposal by the Chairman, may designate the members of the advisory body, who will be only those persons recognized within and without Spain for other relevant business experience. On March 13, 2000, the Board approved the charter for the advisory body. In addition, on November 6, 2001, the Board approved the creation of a regional consulting body.

D. EMPLOYEES

        At December 31, 2002, Endesa had 26,354 employees, which represents a decrease of 2.0% from the number of employees at December 31, 2001. Of those employees, 14,020 were located in Spain and 12,334 were located outside Spain compared with 15,621 and 11,264, respectively, at December 31, 2001. The decrease in the number of employees in Spain during 2002 was principally due to the disposal of Viesgo in January 2002. See "Item 4. Information on the Company—Business Overview—Capital Expenditures and Divestitures".

        Endesa has continued to pursue a policy of staff reductions and workforce rationalization which has resulted in a steady reduction in employment levels. Endesa has a voluntary early retirement plan in place which is expected to reduce its personnel in Spain by approximately 8,200 employees in the five-year period ending December 31, 2003. During 2002, 918 employees retired in accordance with the terms of this plan. In addition, in October 2000 Endesa signed a new voluntary early retirement plan pursuant to which our workforce may be reduced by an additional approximately 5,000 eligible employees. During 2002, 567 employees retired in accordance with the terms of this plan.

        The table below shows Endesa's employment levels at the dates indicated. For a discussion of personnel costs, see "Item 5. Operating and Financial Review and Prospects".

        The following table sets forth the number of employees in Spain and outside Spain at the dates indicated:

	At December 31,
	2000	2001	2002
Total employees in Spain	17,274	15,621	14,020
Total employees outside Spain	11,788	11,264	12,334

Total	29,062	26,885	26,354

        The increase in employees outside Spain was principally due to the inclusion of Endesa Italia's workforce, which we have included due to the fact that Endesa Italia is now a member of the consolidated group.

        The following tables provide a breakdown of our employees by main category of activity and geographic distribution at December 31, 2002.

Employees in Spain	Number
Managerial staff	2,583
Mid-level staff	2,700
Clerical staff	1,246
Workers	7,491

Total	14,020

Employees outside Spain	Number
Managerial staff	1,693
Mid-level staff	2,637
Clerical staff	4,528
Workers	3,476

Total	12,334

        In Spain, our non-management personnel are represented by a total of seven unions, three of which currently maintain general representation for 97% of our non-management employees. The three representative unions negotiate collective bargaining agreements relating to salary and benefits with companies belonging to the Endesa Group through negotiating committees comprised of representatives of each such union. While we have experienced work stoppages for short periods of time, we have never experienced a work interruption having a material effect on our results of operations.

        In October 2000, we signed a general framework collective bargaining agreement which applied to 17 of our Spanish operating subsidiaries. This agreement was in effect for 2000 and 2001 and was terminated in October 2002. We are currently negotiating a new general framework collective bargaining agreement, which we expect will feature the collective bargaining, among other things, a uniform classification system, fringe benefits and risk prevention plans for employees across each of our relevant Spanish operating subsidiaries.

        For information with respect to our pension and benefit plans, see Notes 15 and 18 to our consolidated financial statements. Our pension and benefit plans are fully funded. As required by Spanish law, we transferred our pension and benefits plans to independent pension funds in 2002.

  Italy

        A collective bargaining agreement for electric sector workers, which includes the employees at Endesa Italia, will expire, in terms of economic issues, at the end of June 2003, with negotiations expected up until such time. Other aspects of the collective bargaining agreement will continue in force until June 2005. Endesa Italia is expected to negotiate an agreement regarding performance salaries with its employees, which is expected to enter into force from 2004.

        Our Latin American subsidiaries are party to various collective bargaining agreements.

  Chile

        Collective bargaining agreements with employees of Enersis will expire on December 31, 2003. Collective bargaining agreements with employees of Chilectra took effect on December 31, 2000 and will expire on December 31, 2004. Endesa-Chile's existing collective bargaining agreements expire in May 2002, December 2003 and May 2004, respectively.

  Argentina

        Edesur is a party to two collective bargaining agreements that expire in July 2003 and February 2004. Costanera is also a party to two collective bargaining agreements that expire in April 2005 and October 2005, respectively. El Chocón's collective bargaining agreement has no fixed expiration date.

  Brazil

        Coelce is a party to a collective bargaining agreement that is scheduled to expire in October 2004. Cachoeira Dourada is a party to two collective bargaining agreements: one expires in May 2004 and the other is currently being negotiated. Cerj is a party to collective bargaining agreements that expire in October and November 2004, respectively. Such agreements establish salaries, productivity bonuses, individual performance evaluation and general working conditions. Brazilian law stipulates that collective bargaining agreements cannot be of more than two years in duration.

  Colombia

        Codensa is a party to two-year collective bargaining agreements that expire in December 2003. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement that expires in December 2003.

  Peru

        Edelnor is a party to two collective bargaining agreements that expire in November and December 2005, respectively.

E. SHARE OWNERSHIP

        None of our executive officers beneficially owns ordinary shares representing one percent or more of our share capital. At June 5, 2003, the members of our Board of Directors directly owned an aggregate of 90,936 of our ordinary shares and indirectly owned an aggregate of 1,737 ordinary shares, representing a total of approximately 0.00859% of our outstanding capital stock, as shown in the table below:

	Number of Ordinary Shares Beneficially Owned		% of Capital Stock
Manuel Pizarro Moreno	50,004		0.00472
Rafael Miranda Robredo	7,258		0.00069
Alberto Alonso Ureba	1		—
Miguel Blesa de la Parra(1)	600		0.00006
Rafael Español Navarro	846		0.00008
José María Fernández Cuevas	1		—
José Manuel Fernández-Norniella	1		—
José Fernández Olano	—		—
Rafael González-Gallarza Morales	3,301		0.00031
Francisco Nuñez Boluda	4,000		0.00038
José Luis Oller Ariño	3,400		0.00032
Francisco Javiér Ramos Gascón	2,251	(2)	0.00021
Manuel Ríos Navarro	3,889		0.00037
José Serna Masiá	15,384	(3)	0.00145

Total	90,936		0.00859

(1)
Director appointed as representative of Caja Madrid to Endesa's Board of Directors. At June 5, 2003, Caja Madrid owned 53,043,481 of our ordinary shares, representing 5.01% of our outstanding share capital.

(2)
992 ordinary shares are held directly and 1,259 ordinary shares are held indirectly.

(3)
14,906 ordinary shares are held directly and 478 ordinary shares are held indirectly.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

        All shareholders have the same voting rights. In accordance with applicable Spanish law, the following have reported to the Comisión Nacional del Mercado de Valores (CNMV) that they beneficially own more than 5% of our share capital.

Title of Class	Identity of Person or Group	Number of Ordinary Shares Beneficially Owned	Percent of Class
Ordinary shares	Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid)	53,043,481	5.01%
Ordinary shares	Caja de Ahorros y Pensiones de Barcelona(La Caixa)(1)	52,975,235	5.00%

(1)
52,775,235 of our ordinary shares are held through Caixa Holding, S.A. and 200,000 are held through Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros. On June 3, 2002, La Caixa announced a private placement of €865 million in bonds exchangeable into an aggregate of 52,975,235 of our ordinary shares, the number of ordinary shares held directly and indirectly by La Caixa on such date. The bonds will mature in 2006 and may be exchanged into our ordinary shares at any time after August 11, 2003 up through the date which is nine days prior to maturity.

B. RELATED PARTY TRANSACTIONS

        We have not entered into any transactions with members of our Board of Directors, executive officers, senior management or any shareholders with representatives on our Board of Directors that are unusual in their nature or conditions or that are material to us.

        In the ordinary course of our business, our two principal shareholders, Caja Madrid and La Caixa, have extended loans, guarantees and other services to Endesa, S.A. and our affiliates. We believe that all such loans, guarantees and other services we have received from Caja Madrid and La Caixa have been entered into on arms-length terms and conditions.

        The aggregate amount of advances and loans granted to our executive officers (including executive officers who are also members of our Board of Directors) outstanding at December 31, 2002 was €4.7 million. Of these loans, €3.3 million accrue interest at EURIBOR plus 0.5% and €1.4 million are interest-free.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See Item 18 for our consolidated financial statements.

Legal Proceedings

        Two shareholders of Enher, representing 0.07% of Enher's share capital, have commenced a legal action against Endesa challenging the resolutions regarding the merger of Endesa and Enher approved at the general shareholders' meeting of April 22, 1998. The claim has been dismissed by the trial court, but such dismissal was appealed by the claimants. We believe this action is completely without merit.

        On May 30, 2000, Pérez Companc S.A. (subsequently renamed Pecom Energía S.A.) and PCI Power Edesur Holding Limited (together "Pérez Companc") commenced an action against Endesa Chile, Chilectra and Enersis before the Arbitration Court of the International Chamber of Commerce, Paris, France. Pérez Companc petitioned the court either to:

  •
  recognize its alleged right to nominate both a director and an alternate director in addition to the directors to whom it already has the right to nominate; or

  •
  determine that Pérez Companc and the Enersis group should each have an equal number of directors in Distrilec Inversora.

        Endesa Chile, Chilectra and Enersis have contested Pérez Companc's action. On September 2, 2002, the Arbitration Court rendered its opinion and announced an arbitration award on September 12, 2002 in favor of Pérez Companc, which Endesa Chile, Chilectra and Enersis appealed for annulment in Uruguay, the jurisdiction in which the arbitration proceedings took place. This appeal stayed the Arbitration Court's judgment and had as its objective the declaration of the arbitration award as null and void. On June 18, 2003, the Arbitration Court in Montevideo rejected the appeal. Therefore, the arbitration award is now final and enforceable in Argentina and Pérez Companc and the Enersis group will each have an equal number of directors in Distrilec Inversora.

        In 2002, EDF International commenced an action against Endesa Internacional, Repsol YPF, S.A. and YPF, S.A. before the Arbitration Court of the International Chamber of Commerce, Paris, France. EDF International petitioned the court to require Endesa Internacional to pay to it $256 million plus interest, arising out of EDF International's purchase of the respective interests of Endesa Internacional and YPF, S.A. in two Argentine companies, EASA and EDENOR. Endesa Internacional is contesting this claim and has counterclaimed in an amount of $57.9 million. Our legal counsel has advised us that EDF International's action is completely without merit.

        In April 2003, CELG initiated legal proceedings against Cachoeira Dourada and ANEEL demanding the annulment of the energy sale contract signed with Cachoeira Dourada in 1998, alleging, among other things, that the contract is extremely onerous and damaging to the financial stability of CELG, causing it supposed damages of approximately $250 million from 1997 to 2003.

        CELG obtained a preliminary and provisional judgment that suspends the effects of the contract and authorizes CELG to stop payments, also provisionally, of the amounts contractually due to Cachoeira Dourada which correspond to the energy sale price.

        Both Cachoeira Dourada and ANEEL presented their defenses and legal argument against the decision to suspend the contract. All parties are waiting for the judge to decide whether or not to confirm the preliminary decision of suspending the effects of the contract. Should the judge confirm the decision to suspend the effects of the contract, Cachoeira Dourada and ANEEL will have the opportunity to appeal to an appropriate authority.

        Both Cachoeira Dourada and its lawyers believe that there is a high probability of obtaining a favorable final decision.

        Until December 31, 1996, Endesa and our affiliates paid corporate income tax within the Consolidated Tax Group, whose controlling company is the Sociedad Estatal de Participaciones Industriales (SEPI). The corporate income tax law establishes that companies that leave the Group must apply deductions that have not been used by the Group in the manner and to the same extent as their contribution to the deductions. Pursuant to this provision, the Tax and Financial Inspector concluded that Endesa and Unelco were entitled to take certain deductions in 1997 and thereafter in respect of certain investments that they made from 1992 to 1996. Nevertheless, subsequent to such resolution, and as a consequence of the audits conducted by SEPI, the Tax and Financial Inspector initiated proceedings on behalf of the SEPI Group in 1996 in respect of deductions taken in whole or in part by Endesa and Unelco that were generated by Endesa Group companies from 1992 to 1996. On June 14, 2001, the Ministry of Economy and Finance approved certain resolutions declaring unduly adverse the Tax and Financial Inspector's conclusions in respect of Endesa's and Unelco's proceedings, whereby it recognized their right to apply the deductions generated in the aforementioned years. Separately, the Tax and Financial Inspector initiated proceedings against Endesa in which it challenges Endesa's right to take certain deductions generated in 1992 to 1996. These proceedings have been appealed to the Economic-Administrative Central Court.

        There are no other legal proceedings to which we are a party that are material to us. However, at December 31, 2002, we had a total provision of €4,221 million, of which €2,374 million relates to coverage for future liabilities (excluding pension funding liabilities) derived from the restructuring plans carried out as a consequence of the transition to competition, principally liabilities relating to our obligations with respect to certain categories of employees who are terminated in connection with our restructuring plans. Of the remaining amount, €302 million of the provision relate to future extraordinary repairs and restructuring of our facilities, €232 million relate to future employee welfare obligations, €621 million represent the estimated amount required to cover probable or certain liabilities in connection with current litigation, €215 million represent the estimated amount required to cover indemnities or contingent liabilities and €145 million relate to the amount required to cover direct and indirect risks related in respect of investments made in, and loans made to, Argentine companies.

Dividend Policy

        As in previous years, we expect to declare an interim dividend and a final dividend. The interim dividend is normally paid on the first business day of the year, following approval by the Board of Directors. The final dividend is normally paid on the first business day of July, following approval by the shareholders of our financial statements and management report at our general meeting of shareholders, which is required to be held during the first half of the year.

        The following table sets forth the interim, final and total dividends paid by Endesa per ordinary share in respect of each year indicated.

	euro per ordinary share
Year Ended December 31,	Interim	Final	Total	% Increase from Prior Year
1998	0.192	0.337	0.529	14.3%
1999	0.216	0.373	0.589	11.3%
2000	0.240	0.410	0.650	10.4%
2001	0.264	0.419	0.683	5.0%
2002	0.264	0.419	0.683	0.0%

        The amount of dividends, if any, paid by us in the future will depend on our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. Our rate of income distribution was 56.9% in 2002 compared with 48.9% in 2001.

        Dividends payable by Endesa to holders of our ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish withholding tax at the rate of 15%, subject to reduction pursuant to applicable tax treaties. See "Item 10. Additional Information—Taxation—Spanish Tax Consideration—Taxation of Dividends".

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Market Price Information

        Endesa's ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia ("Spanish stock exchanges") and are traded on the Automated Quotation System of the Spanish stock exchanges. Endesa's ordinary shares are also listed on the Santiago Off Shore Stock Exchange in Chile.

        Endesa's ADSs representing ordinary shares of Endesa are listed on the New York Stock Exchange. Each Endesa ADS represents one ordinary share of Endesa. Effective on May 18, 2000, Citibank, N.A. became Endesa's depositary issuing the ADRs evidencing the Endesa ADSs. Endesa's ticker symbol on the New York Stock Exchange is "ELE".

        The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ADS on the New York Stock Exchange.

	Per ADS
	High	Low
	(in U.S. dollars)
1998	27.94	17.00
1999	29.50	18.50
2000	23.69	15.25
2001:
First Quarter	19.44	15.81
Second Quarter	17.87	15.57
Third Quarter	16.85	14.70
Fourth Quarter	16.08	15.13
2002:
First Quarter	15.84	14.37
Second Quarter	15.77	13.65
Third Quarter	14.40	8.77
Fourth Quarter	12.15	9.00
2003:
First Quarter:
Month ended January 31	12.66	11.46
Month ended February 28	12.83	11.29
Month ended March 31	12.41	11.24
Second Quarter:
Month ended April 30	14.55	12.54
Month ended May 31	16.14	14.52
Month ended June 30 (through June 20)	17.12	15.65

        At December 31, 2002, approximately 4.3% of our ordinary shares were held in the form of ADSs by 198 holders of record. The number of ADSs outstanding was 45,565,352 at December 31, 2002.

        The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ordinary share on the Automated Quotation System, which is the principal market for the ordinary shares. Such prices have also been translated into dollars at the Noon Buying Rate on the respective dates of such quotations. See "Item 3. Key Information—Exchange Rates" regarding exchange rates applicable during the periods set forth below.

	Per Ordinary Share(1)		Per Ordinary Share
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
1998	25.18	16.05	27.35	17.32
1999	25.21	17.70	29.11	19.23
2000	24.37	17.30	23.30	15.54
2001:
First Quarter	20.26	18.06	18.63	16.90
Second Quarter	19.89	18.40	17.93	16.18
Third Quarter	19.18	16.05	16.05	14.60
Fourth Quarter	18.12	16.82	16.09	15.32
2002:
First Quarter	17.86	16.46	15.55	14.41
Second Quarter	17.45	14.13	15.35	13.97
Third Quarter	14.62	8.95	14.43	8.78
Fourth Quarter	12.28	9.06	12.19	8.93
2003:
First Quarter:
Month ended January 31	12.05	10.44	12.74	11.31
Month ended February 28	11.90	10.50	12.83	11.34
Month ended March 31	11.77	10.04	12.41	11.07
Second Quarter:
Month ended April 30	13.27	11.46	14.33	12.50
Month ended May 31	13.60	12.96	16.00	14.52
Month ended June 30 (through June 20)	14.88	13.45	17.28	15.74

(1)
Share prices in Spanish pesetas for 1998 have been translated into euro at the irrevocably-fixed rate of exchange of Ptas 166.386 = €1.00. Since January 1999, Endesa share prices have been quoted in euro.

B. PLAN OF DISTRIBUTION

        Not applicable.

C. MARKETS

Spanish Securities Market

        The Spanish securities market for equity securities (the "Spanish stock exchanges") consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the "local exchanges"), the majority of the transactions on which are conducted through the Automated Quotation System (Sistema de Interconexión Bursátil Español or "S.I.B.E.").

        At December 31, 2002, there were 162 companies listed with shares traded through the Automated Quotation System. The total market capitalization of these companies at December 31, 2002, was approximately €404.2 billion ($423.8 billion), and their reported trading volume for the year ended December 31, 2002, was €439.9 billion ($461.3 billion).

Automated Quotation System

        In April 1989, the Spanish stock exchanges began to implement the Automated Quotation System, a system of computer-based trading of securities that connects the four Spanish stock exchanges. During 2002, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges. The remaining transactions involving only the local exchanges, and not the Automated Quotation System, were carried out on the local stock exchanges.

        The Automated Quotation System provides those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the "Sociedad de Bolsas"). All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker, a dealer firm or a credit entity that is a member of a Spanish stock exchange.

        In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price, and associated volumes, are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, the Sociedad de Bolsas may establish an opening price without regard to the reference price (the previous trading day's closing price), alter the price range for permitted orders with respect to the reference price or modify the reference price.

        The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called "static" range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called "dynamic" range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above "static" and "dynamic" ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the "static" and "dynamic" ranges will apply over such reference price. The "static" and "dynamic" ranges applicable to each particular security are set up and reviewed periodically by the Sociedad de Bolsas.

        Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding bids or offers, as the case may be, on the system matching or bettering the terms of the proposed off-system transaction, and if the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsasbefore 8:00 p.m At any time trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

  •
  the trade involves more than €1.5 million and more than 40% of the average daily trading volume of the stock during the preceding three months;

  •
  the transaction relates to a merger or spin-off of a listed company;

  •
  the transaction relates to the reorganization of a group of companies;

  •
  the transaction is executed for the purpose of settling litigation or completing a complex set of contracts; or

  •
  if the Sociedad de Bolsas finds another appropriate cause.

        Information with respect to computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización (the "Stock Exchange Official Gazette") and on the computer system by the beginning of the next trading day.

Clearance and Settlement System

        Transactions carried out on the Spanish stock exchanges are cleared and settled through Iberclear (the "Securities Clearing and Settlement Service"). Only members of the system are entitled to use it, and membership is restricted to authorized members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Iberclear is owned by Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Spanish Exchanges and Markets, Holding Company of Markets and Financial Systems, S.A.), a newly incorporated holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. See "—Integration of the Spanish Official Organized Secondary Markets and Clearing and Settlement Systems into a Single Holding Company". The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

  •
  the member entity appearing in the records of Iberclear as holding the relevant shares in its own name; or

  •
  the investor appearing in the records of the member entity as holding the shares.

        Iberclear has approved regulations introducing the so-called "T+3 Settlement System" by which the settlement of any transactions must be made within three business days following the date on which the transaction was carried out.

        Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of an official Spanish stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner's request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity's name. However, Spanish Law 24/1988, as amended by Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above, though secondary legislation required to implement this law in Spain has not been enacted as of this date.

        Brokerage commissions are not regulated. Brokers' fees, to the extent charged, will apply upon transfer of title of shares from Citibank, N.A. (the "Depositary") to a holder of American Depositary Receipts ("ADRs") in exchange for such American Depositary Shares ("ADSs"), and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement, as amended and restated as of May 18, 2000 (the "Deposit Agreement"), provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

Integration of the Spanish Official Organized Secondary Markets and Clearing and Settlement Systems into a Single Holding Company

        On June 20, 2001 the Management Companies (Sociedades Rectoras) of the Spanish stock exchanges, the AIAF Private Debt Wholesale Market, the MEFF and Citrics Futures and Options Markets, Senaf, A.V., S.A. and Iberclear entered into a protocol relating to their integration into a single holding company.

        In furtherance of this protocol, on February 5 and 6, 2002, virtually all the shareholders of the different companies involved entered into a framework agreement whereby, subject to certain conditions, including obtaining the authorization of the Spanish government, as provided for in the 17th Additional Provision of the Securities Market Act 1988, as amended, the shareholders of the relevant companies which operate the different secondary markets and settlement systems agreed to the incorporation of a holding company, to be named Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. The agreement also stipulates that the holding company must launch an offer to all the shareholders of the relevant companies to exchange their shares in such companies for newly issued shares in the holding company.

        In compliance with the framework agreement, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.was incorporated on February 15, 2002. As of October 2002 all of the shareholders of the different companies involved have contributed their shares into the holding company in exchange for newly issued shares in the holding company and thus, the holding company has become the sole shareholder of the companies which operate the different secondary markets and settlement systems in Spain.

Securities Market Legislation

        The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and the regulation implementing it

  •
  established an independent regulatory authority, the CNMV, to supervise the securities markets;

  •
  established a framework for the regulation of trading practices, tender offers and insider trading;

  •
  required stock exchange members to be corporate entities;

  •
  required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

  •
  established the legal framework for the Automated Quotation System;

  •
  exempted the sale of securities from transfer and value added taxes;

  •
  deregulated brokerage commissions; and

  •
  provided for transfer of shares by book entry or by delivery of evidence of title.

        On February 14, 1992, Royal Decree No. 116/92 established the clearance and settlement system and the book entry system, and required that all companies listed on a Spanish stock exchange adopt the book entry system.

        In November 1998, the Securities Markets Act was amended by Law 37/1998, which implements two EU directives into Spanish law. The first is Directive 93/22/CE, relating to investment services in securities, which was later amended by Directive 95/26/CE of the European Parliament and Council. The second is Directive 97/9/CE of the European Parliament and Council, relating to investor compensation systems.

        The first directive modifies the Securities Markets Act by introducing the principle of "community passport" or "single license" pursuant to which a services company authorized by a Member State of the European Union can provide investment services and related activities in Spain by offering its services or establishing itself as a branch. This modification permits the direct admission of certain entities into the stock exchange area. The second directive enlarges the scope of the Securities Markets Act by extending the controls applicable to negotiable instruments to a broader list of financial instruments, such as financial exchange contracts, swaps, options, futures or installment financial contracts.

        Other modifications under Law 37/1998 include:

  •
  revocation of the Sociedades and Agencias de Valores' monopoly in keeping the book entry records for the securities not admitted for trading on official markets;

  •
  consideration of the secondary official markets as regulated markets, and amendments to the requirements for admission and exclusion of securities for trading on official secondary markets;

  •
  amendment to the rules granting access to the capital stock of governing companies of stock exchanges;

  •
  new regulation of several aspects concerning the Spanish Government Securities Market;

  •
  delimiting the functions and conditions under which investment companies can operate in the markets;

  •
  incorporation of the Investments Guarantee Fund in order to indemnify investors in cases where insolvency and bankruptcy proceedings of investment services companies may cause cash or securities conferred to them by an investor to become unavailable;

  •
  increase of the CNMV's inspection, sanctioning and supervisory powers; and

  •
  several amendments to different laws such as the Stock Companies Act, the Companies Tax Act and the Collective Investment Institutions Act.

        As a necessary response to the challenges resulting from the globalisation of the financial markets, the Law 44/2002 (Ley de Medidas de Reforma del Sistema Financiero) has been passed in order to update the current Spanish financial legislation by, among other issues, amending the Securities Markets Act. The main objectives of the reform are (i) to facilitate the integration of the financial markets; (ii) to increase their transparency and competitiveness; and (iii) to enhance consumer protection in the financial services sector.

        One of the main objectives of the reform is increasing market transparency and efficiency in the protection of investors through the improvement of the accuracy and reliability of corporate disclosures made pursuant to securities laws. Included amongst such public disclosures are accounting and financial statements and audit reports. In this regard, in response to the recently publicized international scandals and in line with the Sarbanes-Oxley Act in the United States, the new reform has seized the opportunity to update the regulation of audit activities in Spain and, in particular, to impose the obligation on all Spanish listed companies to create an Audit Committee. The reform also deals specifically with the disclosure of transactions with related parties (both individuals and corporations) where conflicts of interest may arise

        In response to the public's growing intolerance for insider-dealing and information abuses (and the unfair profits resulting therefrom), the provisions applicable to these matters have also been updated, particularly with regard to transactions with related parties (both individuals and corporations) where conflicts of interest may arise.

        Regarding disclosure obligations, the reform sets forth that information will be deemed "relevant" if the disclosure of such information (i) may reasonably have a foreseeable effect on any investor with regard to the purchase or transfer of securities or financial instruments; and (ii) consequently, may significantly alter the market price of such securities or financial instruments. Therefore, information must reasonably affect the decisions made by an investor with general professional knowledge and have a certain degree of specificity in order to have an impact on an investment decision. Relevant information should be disclosed to the market as soon as possible by filing a written prior notice with the CNMV and by means of a public disclosure on the Internet websites of the issuers of the negotiable securities involved. The length of the period during which the relevant information must be published on the Internet websites shall be determined by the CNMV.

        In this regard, it should be noted that the priority conferred upon the CNMV implies that issuers of securities intending to distribute any material information to financial analysts, institutional investors, or the media, must previously have provided such information to the CNMV for the purposes of registering it as a relevant fact (hecho relevante). In addition, and according to the full disclosure principle, it should be noted that any relevant fact or relevant information disclosed must be accurate, complete, relevant, reliable and, when appropriate, quantified, in order to avoid misleading or false news which may distort the price of the relevant securities.

        Notwithstanding the above, should the relevant issuer of securities consider that the disclosure of material information may affect its legitimate interests, it may immediately request from the CNMV the discharge of its disclosure obligation. The CNMV may exempt the issuer from the aforementioned obligations if it considers that such disclosure may cause serious detriment to the relevant issuer, provided that the non-disclosure of the material information is unlikely to mislead the public with regard to essential facts and circumstances, the knowledge of which is essential to evaluate the relevant securities.

        In order to prevent any leaking of information that may result in insider-dealing, and to safeguard the confidentiality of the information until the CNMV discloses it to the public, the reform imposes certain obligations on issuers during the preliminary operations and negotiations prior to any legal or financial transaction, such as, among others: (i) limiting the number of individuals dealing with the relevant information; (ii) informing them about their confidentiality duties; (iii) maintaining a duly updated register of the persons having access to the relevant information and the dates on which they had such access; and (iv) supervising the evolution of the market price of their securities.

        The reform also sets forth a set of rules regarding inside information and adopts certain measures for the purposes of increasing market efficiency and transparency with regard to investment analysts and entities rendering investment services or giving advice in connection with investments in the securities markets. It has made significant amendments to strengthen the rules of conduct within the securities market.

Trading by Endesa and its Subsidiaries in Endesa Ordinary Shares

        The Spanish Corporations Law dated December 22, 1989 (the "Spanish Corporations Law") prohibits the purchase by Endesa and its subsidiaries of Endesa ordinary shares in the secondary market except in limited circumstances. Such a purchase of ordinary shares must be authorized by the general meeting of stockholders of Endesa and, in the case of a purchase of Endesa ordinary shares by a subsidiary of Endesa, also by a general meeting of shareholders of the subsidiary. The ordinary shares so purchased have no economic or voting rights while held by the Endesa Group and have no voting rights while held by Endesa's subsidiaries. The purchaser must create reserves equal to the purchase price of any Endesa ordinary shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company. The total number of Endesa ordinary shares held by Endesa and its subsidiaries may not exceed 5% of the total capital of the Endesa Group. At December 31, 2002, Endesa owned 10,559,826 of its own ordinary shares, or approximately 1.00% of Endesa ordinary shares then outstanding. See Note 12 to our consolidated financial statements for information relating to transactions by Endesa in its own ordinary shares.

        Royal Decree 377/1991 on the Reporting of Relevant Holdings and Acquisition of Treasury Stock provides that any holding of its own equity stock by a company or by its affiliates equaling 1% or more of the capital stock must be reported to the CNMV within seven business days.

D. SELLING SHAREHOLDERS

        Not applicable.

E. DILUTION

        Not applicable.

F. EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

        Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

        The following summary of the current terms of the capital stock of Endesa is not meant to be complete and is qualified by reference to our bylaws (estatutos).

        Set forth below is condensed information concerning the ordinary shares and a summary of certain provisions of our bylaws in effect at the date hereof and of certain requirements of Spanish law. This summary contains all material information concerning the Endesa ordinary shares but does not purport to be complete. References to provisions of the bylaws are qualified in their entirety by reference to the bylaws which have been filed as an exhibit to this annual report.

General

        The issued capital of Endesa at December 31, 2002 was €1,270,502,540.40 divided into a single series of 1,058,752,117 ordinary shares in book-entry form, with a nominal value of €1.20 each. All of the ordinary shares are fully paid and non-assessable. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth under "—Foreign Investment and Exchange Control Regulations."

        We are registered with the Commercial Registry of Madrid (Spain). Our registration number at the Commercial Registry of Madrid is volume 323, folio 1, page 6,405. Our business objective, as described in Article 2 of the Articles of Association, consists of:

  •
  various commercial and industrial activities in the electric business sector;

  •
  the exploitation of all types of primary energy resources;

  •
  the rendering of industrial services, especially telecommunications, water and gas services; and

  •
  the management of the business group, composed of shareholdings in other companies.

Directors

        All members of the Board of Directors are elected by a majority of our shareholders at the annual general meeting of shareholders to serve four-year terms.

        The articles of association provide that directors must retire from the Board of Directors at age 70. The age limit for the position of managing director is 65, but managing directors may continue to serve as directors until age 70.

Dividend and Liquidation Rights

        Our Board of Directors has normally declared an interim dividend in the fourth quarter of each year. Payment of final dividends is proposed by our Board of Directors and must be authorized by the shareholders at the annual general meeting. Holders of newly-issued ordinary shares participate in such dividends for each year from the date agreed by the general shareholders' meeting. According to the Spanish corporations law and our bylaws, dividends may be paid out of profits or distributable reserves only if (1) the value of our net worth is not, and as a result of distribution would not be, smaller than the capital stock and (2) the amount of distributable reserves is equal to or greater than the amount of any pending amortization of start-up costs, certain research and development expenses and goodwill. Pursuant to the deposit agreement dated as of May 18, 2000 with Citibank, N.A., as depositary, under which ADSs are issued, the depositary will receive such dividends with respect to ordinary shares underlying the ADSs. The right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes due.

        Upon a liquidation of Endesa, stockholders would be entitled to receive pro rata any assets remaining after the payment of our debts and taxes and expenses of the liquidation.

Legal Reserve

        Under Spanish law, Endesa is required to allocate 10% of each fiscal year's profit to a legal reserve, until such reserve reaches at least 20% of Endesa's capital stock. The legal reserve may only be allocated to offset losses if there are not other available reserves sufficient for this purpose. Endesa's legal reserve currently meets this 20% requirement.

General Meetings

        Our annual general meeting of shareholders is required to be held in Madrid within the first six months of each fiscal year on a date fixed by our Board of Directors. Extraordinary meetings may be called from time to time by our Board of Directors whenever deemed appropriate or at the request of shareholders representing five percent of the outstanding share capital. Notices of all meetings are published in the Commercial Registry's Official Gazette and in one of the newspapers with a large circulation in the Madrid area at least 15 days before the date fixed for the meeting or at least one month before the date fixed for the meeting if the agenda includes a proposal relating to a merger or split-up.

Attendance and Voting at General Stockholders' Meetings

        Record holders of at least 50 Endesa ordinary shares may attend general shareholders' meetings. Holders of less than 50 Endesa ordinary shares may join other shareholders in order to hold an aggregate of at least 50 Endesa ordinary shares and may then appoint a representative to attend the meeting and vote their ordinary shares. Only holders of record of ordinary shares may attend the meeting.

        Proxies may be given only to individuals acting in their individual capacity or to legal entities, must be in writing and are valid only for a single meeting. The representative may not represent more than

3% of the share capital. Our shareholders approved at our annual general shareholders' meeting on June 19, 2003 an amendment to our by-laws to remove such restriction. Our amended by-laws are pending inscription in the Commercial Registry of Madrid (Spain) as required by applicable law. A proxy may be revoked by written notice to Endesa prior to the meeting or by attendance by the shareholders at the meeting.

        Only holders of ordinary shares

  •
  duly registered in the corresponding book entry record at least five days prior to the day on which a meeting is scheduled to be held in the manner provided for in the notice with respect to the meeting; and

  •
  holding the corresponding card (tarjeta de asistencia) issued by the relevant entity which maintains records under the book-entry system (See "—Registration and Transfers") at least two days prior to the meeting may attend and vote at the meeting. At the June 19, 2003 annual general shareholders' meeting, our shareholders also approved an amendment to remove the requirement that the relevant entity issue the corresponding card two days prior to the meeting. Our amended by-laws are pending inscription in the Commercial Registry of Madrid (Spain) as required by applicable law.

        Subject to the above, the depositary (or its nominee) is entitled to vote the ordinary shares underlying the ADSs. The deposit agreement requires the depositary (or its nominee) to accept voting instructions from holders of ADRs and to execute such instructions to the extent permitted by law.

        In accordance with Spanish law, our bylaws provide that the quorum requirement for shareholders' meetings is that established by law, which in turn provides that, on first call, a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing at least 25% of the paid-in capital of Endesa. On second call there is no quorum requirement. Consideration of such extraordinary matters as modifications of our bylaws including changes in our share capital, bond issuances, merger, split-up, dissolution or changes in corporate form requires on first call the presence in person or by proxy of shareholders representing at least 50% of the paid-in capital of Endesa, and on second call the presence in person or by proxy of shareholders representing at least 25% of the paid-in capital. If on this second call, the shareholders present in person or by proxy represent less than 50% of the paid-in capital, the resolutions relating to extraordinary matters may be adopted only with the vote of shareholders representing two-thirds of the capital present or represented at such meeting. A resolution relating to an amendment to limit voting rights requires the affirmative vote of a majority of the outstanding capital entitled to vote at both first and second call.

        Resolutions at general meetings are in all other cases passed by a simple majority of the votes cast. In general, resolutions passed by a general meeting are binding upon all shareholders. In certain circumstances (such as change in corporate purpose or certain changes in corporate form), Spanish law gives dissenting or absent shareholders the right to have their ordinary shares redeemed by Endesa at prices determined in accordance with established formulae.

        Ordinary shares held by Endesa or subsidiaries of Endesa are counted for purposes of determining quorums although they have no vote.

        At the general meeting of shareholders of May 12, 1998, the shareholders passed a resolution to limit the voting rights attaching to the ordinary shares such that the shareholders shall have the right to one vote for each ordinary share which they own or represent, except that no shareholder may exercise a number of votes which exceeds the number of votes which corresponds to 10% of the total capital stock with voting rights existing from time to time even though the number of ordinary shares held by such shareholder exceeds 10% of the capital stock of Endesa. This limitation applies to the number of votes cast by any two shareholding companies which belong to the same group of companies or to any two or more shareholding companies which are controlled by any one shareholder, whether the ordinary shares held by such companies are issued jointly or separately. In spite of the limitations on voting rights, all of the ordinary shares belonging to one holder, or to one group of companies or to one person and the companies which such person controls will be included together for the purpose of establishing whether a quorum is present for the carrying on of business at any general shareholders' meeting.

Registration and Transfers

        Our ordinary shares are in book-entry form. Ordinary shares are indivisible. Co-owners of one ordinary share must designate a single person to exercise their shareholders' rights, but they shall be jointly and severally liable to Endesa for all the obligations relating to their status as shareholders.

        Iberclear, which manages the clearance and settlement system of the Spanish stock exchanges, maintains a registry reflecting the number of ordinary shares held by each of its member entities, as well as the amount of such shares held on behalf of beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares.

        Transfers of ordinary shares quoted on a Spanish stock exchange must be made through or with the participation of a member of a Spanish stock exchange that is an authorized broker or dealer (Sociedad o Agencia de Valores) by book-entry registry.

Requirement of Government Approval for Certain Transactions

        Endesa, S.A. and certain of our affiliates are subject to the prior governmental approval regime in accordance with Royal Decree 929/1998 of May 14, as amended by Royal Decree 1113/1999 of June 25, as a consequence of Law 5/1995 of March 23.

        Under this regime,, prior government approval would be required for the direct or indirect acquisition by a single group or individual of 5% or more of the capital stock of Endesa or, in the case of certain of its affiliates, 10% or more of their respective capital stock, or any securities which confer directly or indirectly a right to subscribe or acquire 5% or more of the capital stock of Endesa or, in the case of certain of its affiliates, 10% or more of their respective capital stock. This regime also extends to any resolution to sell, dispose of or encumber in any way any of the capital stock in certain of our affiliates of which Endesa may be the holder or any securities held by Endesa which confer a right to subscribe or acquire capital stock of such affiliate, as well as any resolution by Endesa or certain of its affiliates for the voluntary liquidation (disolución voluntaria) of such company, the split up (escisión) of such company or the merger (fusión) of such company with any other company.

        The consequences of carrying out any of the transactions described above without first obtaining the requisite government approval will be that any such acts, agreements or transactions will be null and void and strict limitations will apply to the voting and other rights attaching to any shares or securities which are subscribed, acquired or transferred pursuant to such unapproved transaction.

        In December 2000, the European Commission filed a complaint against the Kingdom of Spain before the Justice Tribunal with respect to the requirement for government approval in connection with certain transactions of Endesa and certain other Spanish companies. On May 13, 2003, the Justice Tribunal rendered its opinion that Royal Decree 1113/1999, of June 25, among other laws and regulations, violated European Union law due to the level and nature of discretion permitted the Spanish government in relation to corporate decision-making. Nonetheless, the Tribunal affirmed the possibility that certain authorization regimes would be permissible so long as the regulatory powers were limited.

        The Spanish government has announced its intention to modify the regulatory regime related to prior governmental approval for acquisition of certain Spanish companies in order to bring such regime into line with European Union laws.

Reporting Requirements

        Because Endesa ordinary shares are listed on a Spanish stock exchange, agreements with respect to the acquisition or disposition of Endesa's ordinary shares must be reported within seven business days of the acquisition or disposal to Endesa, the CNMV, the relevant Spanish stock exchanges and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, where:

  •
  in the case of an acquisition, the acquisition results in that person or group holding (x) 5% (or successive multiples thereof) of Endesa's share capital, or (y) 1% (or successive multiples thereof) of Endesa's share capital if the acquiror or a person acting on his behalf is a resident of a "tax haven"; or

  •
  in the case of a disposal, the disposal results in the existing holding of that person or group to fall below a threshold of (x) 5% (or successive multiples thereof) of Endesa's share capital, or (y) 1% (or successive multiples thereof) if the person or group or a person acting on his or its behalf is a resident of a "tax haven".

        Any member of our Board of Directors must report to Endesa, the CNMV and the relevant Spanish stock exchanges, any percentage or number of shares and stock options held at the time of becoming a member of the Board of Directors. Endesa's officers must report to the CNMV any acquisition of Endesa's ordinary shares or options if such transactions are part of a compensation plan.

        Furthermore, any member of our Board of Directors must similarly report any acquisition or disposal, regardless of size, of ordinary shares or stock options.

Withholding Tax on Dividends

        Dividends payable by Endesa to holders of ordinary shares or ADRs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to a Spanish withholding tax at the rate of 15%, subject to reduction by applicable tax treaties. See "—Taxation—Spanish Tax Considerations."

Preemptive Rights

        Pursuant to the Spanish corporations law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by Endesa, including ordinary shares, and for bonds convertible into shares. These preemptive rights may not be available under special circumstances if rescinded by a resolution passed at a meeting of shareholders in accordance with Article 159 of Spanish corporations law. Further, these preemptive rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which ordinary shares are issued as consideration. These preemptive rights are transferable, are traded on the Automated Quotation System of the Spanish stock exchanges and may be of value to existing shareholders because the new ordinary shares may be offered for subscription at prices lower than prevailing market price. Ordinary shares issuable upon exercise of preemptive rights must be registered under the U.S. Securities Act of 1933, as amended, in order to be offered to holders of ADRs. If Endesa decided not to register such ordinary shares, the preemptive rights would not be distributed to holders of ADRs. Pursuant to the deposit agreement, however, holders of ADRs are entitled to receive their proportionate share of proceeds, if any, from the sale by the depositary of any preemptive rights pertaining to holders of ADRs.

C. MATERIAL CONTRACTS

  Viesgo

        On September 19, 2001 we entered into an agreement to sell our 100% interest in Electra de Viesgo I (Viesgo) to Enel SpA. Enel SpA acquired 12.5% of Viesgo in December 2001 and the remaining 87.5% in January 2002 for an aggregate purchase price of €2,147 million. For further details regarding the terms of this contract, see "Item 4. Information on the Company—B. Business Overview—Non-Core Diversified, Assets—Capital Expenditures and Divestitures—Divestitures".

  Endesa Italia

        In September 2001, a consortium in which we held a 45.3% stake acquired the Italian generation company, Elettrogen, from Enel SpA for approximately €2.6 billion. The other members of the consortium include Santander Central Hispano and ASM Brescia. In January 2002, we merged Elettrogen with and into a newly-formed company, Endesa Italia SRL (Endesa Italia). In connection with this acquisition, we entered into an agreement with Santander Central Hispano pursuant to which we have the option to acquire its 40.0% stake, in whole or in part, at any time through the fifth anniversary of the date of its acquisition of such stake. In addition, Santander Central Hispano may require us to purchase its remaining interest in Endesa Holding Italia for a period of 30 days commencing on the fifth anniversary of Santander Central Hispano's acquisition of its interest in Endesa Holding Italia. For more detailed information regarding these agreements see "Item 4. Information on the Company—B. Business Overview—Electricity Business in Europe—Generation" and "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations—Commercial Commitments".

D. EXCHANGE CONTROLS

Foreign Investment and Exchange Control Regulations

        Under present Spanish regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount other than applicable taxes. The Spanish stock exchanges and securities markets are open to foreign investors, although any foreign investment over 50% of the share capital of a Spanish company by an entity resident in a tax haven requires prior clearance from the Ministry of Economy. Any other purchase of shares by a foreign entity or individual only requires that the Spanish authorities be notified of such purchase.

E. TAXATION

Material Tax Considerations

        The following is a discussion of the material Spanish and U.S. federal income tax consequences to you of the acquisition, ownership and disposition of the Endesa ADSs or ordinary shares.

        This discussion only applies to you if you are a beneficial owner of Endesa ADSs or ordinary shares and you are either:

  •
  a citizen or resident of the United States for U.S. federal income tax purposes;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state of the United States; or

  •
  an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.

        The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and your ownership of Endesa ADSs or ordinary shares is not effectively connected with a permanent establishment or fixed base in Spain.

        You should consult your own tax advisor regarding the particular tax consequences to you of owning and disposing of Endesa ADSs or ordinary shares, including your eligibility for the benefits of the treaty for the avoidance of double taxation between Spain and the United States (the "Treaty"), the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

        For purposes of the Treaty and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), United States owners of ADSs will generally be treated as the owners of the ordinary shares represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying ordinary shares represented by those ADSs.

Spanish Tax Considerations

        The following discussion describes the material Spanish tax consequences to US persons described herein of the acquisition, ownership and disposition of Endesa ADSs or ordinary shares. This discussion is based upon the tax laws of Spain and regulations thereunder, which are subject to change, possibly with retroactive effect.

  Taxation of Dividends

        Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at source on the gross amount of dividends, currently at an 15% tax rate. This tax rate is the same as the rate established in the Treaty.

  Taxation of Capital Gains

        For Spanish tax purposes, income obtained by you from the sale of ADSs or ordinary shares of Endesa will be treated as capital gains. Spanish non-resident income tax is currently levied at a 35% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

        Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with Spain containing an "exchange of information" clause will be exempt from taxation in Spain. Under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% of the capital of Endesa during the 12 months preceding the disposition of the stock. In principle, you are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States.

  Spanish Wealth Tax

        Individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year. In relation to this tax, the Ministry of Economy and Finance will publish the average market value of such shares for the fourth quarter of the year.

  Spanish Inheritance and Gift Taxes

        Transfers of shares or ADSs on death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident in Spain for tax purposes, or if the shares or ADSs are located or exercisable in Spain at the time of death or gift, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0 and 81.6% for individuals.

        Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section "Taxation of Capital Gains" above will generally be applicable.

  Expenses of Transfer

        Transfers of ADSs or shares will be exempt from any transfer tax or value-added tax. Additionally, no stamp duty will be levied on such transfers.

United States Tax Considerations

  General

        The following describes the material U.S. federal income tax consequences of the ownership and disposition of Endesa ADSs or ordinary shares by the US persons described herein. The discussion is based on the tax laws of the United States, including the Code, its legislative history, final, temporary and proposed regulations, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

        This discussion deals only with Endesa ADSs or ordinary shares held by you as capital assets and does not address the tax treatment of persons that are subject to special treatment under the U.S. income tax laws. Persons subject to special treatment include, but are not limited to:

  •
  banks, financial institutions, securities dealers or traders and insurance companies;

  •
  tax-exempt entities;

  •
  investors liable for the alternative minimum tax;

  •
  investors that hold the Endesa ADSs or ordinary shares as part of straddles, hedging transactions or conversion transactions;

  •
  United States holders that have an office or other fixed place of business or "tax home" outside the United States, or investors whose functional currency is not the U.S. dollar;

  •
  persons who own ADSs or ordinary shares indirectly through partnerships or other pass-through entities;

  •
  persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

  •
  persons who acquired Endesa ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; and

  •
  persons owning directly, indirectly or by attribution 10% or more of any class of stock of Endesa.

        Moreover, the effect of any applicable U.S. state or local tax laws is not discussed herein.

        This discussion assumes that we are not, and will not become, a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, as described more fully below. This discussion also assumes that each obligation of the deposit agreement between us, Citibank, N.A., as depositary, and all holders of Endesa ADSs and any related agreement will be performed in accordance with its terms and that the representations made by Citibank, N.A., as depositary, regarding the pre-release of Endesa ADSs are true. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Accordingly, the creditability of Spanish taxes described below could be affected by actions that may be taken by the U.S. Treasury.

  Ownership and Disposition of Endesa ADSs or Ordinary Shares

  Taxation of Dividends

        Distributions (other than certain pro rata distributions of ordinary shares) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Spanish income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Under recently enacted legislation, dividends received by noncorporate U.S. holders on ADSs or ordinary shares may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

        You will be required to include dividends paid in euro in income in an amount equal to their U.S. dollar amount calculated by reference to the exchange rate in effect on the date the euro are received. If you hold ordinary shares, dividends are received on the date you receive the distribution regardless of whether the euro are converted into U.S. dollars. If you hold ADSs, that date is the date Citibank, N.A., receives the dividend. If the euro are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, as the case may be, upon a subsequent sale or other disposition of the euro.

  Effect of Spanish Withholding Taxes

        For U.S. federal income tax purposes, you will be treated as having received the gross amount of any dividend, including Spanish taxes withheld by us, and then as having paid over the withheld taxes to the Spanish taxing authorities. As a result, the amount of income included in gross income for U.S. federal income tax purposes by you in connection with such payments will be greater than the amount of cash actually received or receivable by you.

        Subject to generally applicable limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Spanish income taxes withheld by us. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. For this purpose, depending on your particular circumstances, dividends paid by us on our ordinary shares will generally constitute "passive income" or "financial services income". We urge you to consult your tax advisor to determine whether and to what extent a foreign tax credit would be available to you.

  Sale or Exchange

        Upon a sale or exchange of Endesa ADSs or ordinary shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the ADSs or ordinary shares. This gain or loss will be long-term capital gain or loss if your holding period in the ADSs or ordinary shares exceeds one year. Any gain or loss will be U.S. source gain or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

  Passive Foreign Investment Company Rules

        We believe that we were not a PFIC for U.S. federal income tax purposes for our most recent taxable year. However, since PFIC status depends upon the composition of a company's income and the market value of its assets, including, among others, equity investments in various entities, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year, certain adverse consequences could apply to you.

  Backup Withholding and Other Reporting Requirements

        Payments of dividends and other proceeds in connection with ADSs or ordinary shares by a U.S. paying agent or other U.S. intermediary may be reported to the IRS and to you. Backup withholding at the rate specified in the Code may apply to these payments if you fail to provide an accurate taxpayer identification number or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some persons, such as corporations are not subject to backup withholding. Depending on the type of person you are, you may qualify for exemption from backup withholding provided you comply with the procedure for obtaining the exemption. Any amounts withheld under the backup withholding rules may be refunded (or credited against the beneficial owner's U.S. federal income tax liability, if any), provided that the required information is furnished to the IRS.

F. DIVIDENDS AND PAYING AGENTS

        Not applicable.

G. STATEMENTS BY EXPERTS

        Not applicable.

H. DOCUMENTS ON DISPLAY

        Endesa files annual reports on Form 20-F with the SEC and furnishes periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies from the SEC's website at http://www.sec.gov.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to various types of market risk in the normal course of our business, including the impact of changes in interest rates, foreign currency exchange rates, commodity prices and equity investment prices. These changes may adversely affect our operating results and financial condition. We seek to manage these risks through the use of derivative financial instruments and, in the case of exchange rate risk, by balancing asset- and liability-generating operations and collections and payments by currency to the extent possible.

        During 2002, we formally approved our Global Risk Management Policy that establishes the principles governing and corporate body responsible for the management and control of risks. This policy is applicable to each of the companies that are majority-owned, controlled or managed by Endesa. The policy includes the establishment of the Risk Management Committee responsible for defining our global risk management policies and establishes the limits on levels of risk for Endesa's businesses and corporate bodies. Previously, our business and corporate bodies applied specific risk management policies that are now fully coordinated by our Global Risk Management Policy.

        All of our derivative financial instruments are entered into for hedging purposes. We do not use derivative financial instruments for speculative purposes.

  Interest Rate Risk

        Our objective in managing interest rate risk is to maintain a balance of fixed and variable debt that will lower our overall borrowing costs within reasonable risk parameters. We use interest rate swaps and options to convert a portion of our debt portfolio from a floating rate to a fixed rate or from a fixed rate to a floating rate.

        The structure of our debt at December 31, 2002, distinguishing between fixed- and floating-rate debt, is as follows:

	Fixed rate	Floating rate	Total
	(millions of euro)
Bonds and debentures	9,741	2,552	12,293
Commercial paper	42	1,894	1,936
Bank debts	1,075	8,622	9,697

Total	10,858	13,068	23,926

        In accordance with the requirements of this Item 11 of Form 20-F, in order to show more fully our exposure to interest rate changes, we present our debt in the table above, excluding the effect of derivatives. For purposes of our consolidated financial statements, however, we calculate our debt net of the effect of derivatives. See Note 16 to our consolidated financial statements.

        Our floating rate debt is principally subject to fluctuations in the European Interbank Offered Rate (EURIBOR) and the London Interbank Offered Rate (LIBOR).

  Foreign Exchange Rate Risk

        Our foreign currency exchange rate risk principally relates to:

  •
  our long-term debt portfolio that is denominated in, or swapped into, currencies other than the euro and the U.S. dollar; and

  •
  our operations and substantial investments in countries outside of Spain, principally in Latin America.

        We have incurred foreign currency-denominated debt obligations in order to fund investments outside Spain, principally in Latin America. Substantially all of our foreign debt obligations are denominated in U.S. dollars and Latin American currencies.

        In order to mitigate the potential impact of currency exchange rate fluctuations, we hedge a portion of those risks through the use of derivative financial instruments, such as swaps, options and exchange rate forward contracts, and exchange rate insurance. The success of these strategies, however, depends on many factors and, as a result, such hedging may be ineffective.

  Foreign Currency Translation

        Many of our subsidiaries are located outside the euro zone (principally in Latin America), and their functional currency is their respective local currency. Because our reporting currency is the euro, the income statements of these subsidiaries are translated into euro for inclusion of the results of these subsidiaries in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to these investments, and the tables below do not indicate the extent to which we would be affected by such fluctuations. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in our equity position.

  Commodity Price Risk

        We are exposed to commodity price risk principally in connection with our electricity generation and supply business in Spain. In particular, we are exposed to market price risk for:

  •
  the purchase of fuel (including fuel-oil, coal and natural gas) used to generate electricity; and

  •
  the sale of a portion of the electricity that we generate in Spain.

        We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. At December 31, 2002, the fair value of our fuel oil purchases hedge position was positive $20.7 million. This amount is not necessarily indicative of the value realized when such contracts settle.

        We are exposed to market price risk with respect to a portion of the energy that we generate in Spain, consisting of the excess of our production over the amount of energy that we sell to deregulated and regulated customers. This amount is equivalent to approximately 10% of the energy that we produce in Spain annually. We do not hedge this exposure to electricity price volatility. To the extent a net open position exists, fluctuating electricity prices can impact our financial position or results of operations, either favorably or unfavorably.

        We are also subject to commodity price risk in connection with our energy trading activities, which we engage in mainly to hedge our exposure to commodity price risk and to fix the selling price of our electricity sales to final customers in Europe (outside Spain). However, this risk was not material in 2001 or 2002 because these activities were not significant. At December 31, 2002, the fair value of our trading portfolio (which includes purchases and sales of electricity) was €2.25 million.

  Equity Price Risk

        We hold investments in equity securities. These securities are subject to risks due to changes in the market values of such securities. We record such investments on our consolidated balance sheet at the lower of cost (revalued, if appropriate, pursuant to applicable legislation) or market value. For listed securities, market value is based on the lower of the average market price during the last quarter of the year and the market price at year end. For unlisted securities, market value is based on the underlying book value of the investment. We do not use derivative instruments, such as forward contracts, option contracts, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

  Sensitivity Analysis

        All existing financing and derivatives operations at December 31, 2002 and at December 31, 2001 are described below. Average weighted interest rates are expressed as a margin applied to the benchmark rate indicated. The information presents the equivalent amount in euro. The exchange rates are those set by the Bank of Spain as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear both in tables under the heading "Interest Rate Sensitivity" and in the tables under the heading "Exchange Rate Sensitivity".

  Interest Rate Sensitivity Analysis

        The following tables provide information on our financial instruments at December 31, 2002 and at December 31, 2001 that are sensitive to interest rate fluctuations and include debt instruments, interest rate swaps and options.

        For debt commitments, the tables present the main cash flows and the average interest rates weighted by expected maturity date. For swaps, the tables present the notional amounts and the weighted interest rates in accordance with the expected maturity. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement.

INTEREST-RATE SENSITIVITY December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	1,354	2	102	387	177	4	2,026	2,026
Weighted average spread–Euribor		0.4%	0.3%	0.4%	0.3%	0.3%	0.3%
Structured Loans	EURO				240	141	30	411	411
Weighted average spread–Euribor					0.4%	0.3%	0.3%
EIB Loans	EURO		38	38	51	51	204	382	382
Weighted average spread–Euribor			0.1%	0.1%	0.1%	0.1%	0.1%
Credits	EURO	65			1,015	127		1,207	1,207
Weighted average spread–Euribor		0.2%			0.1%	0.1%
Intercompany loans and credits	EURO	14						14	14
Weighted average spread–Euribor		0.0%
Bilateral loans and credits	EURO	58	12	11	9	8	46	144	144
Weighted average spread–Euribor		1.3%	0.4%	0.4%	0.4%		0.8%
MTN	EURO	545	300		300		155	1,300	1,300
Weighted average spread–Euribor		0.2%	0.2%		0.2%		0.9%
MTN	EURO					80	90	170	170
Weighted average spread–EQL						0.0%	0.0%
MTN	EURO						25	25	25
Weighted average spread–IRS							(0.2)%
MTN	EURO						15	15	15
Weighted average spread–IRS–GBP							0.0%
Debentures and bonds	EURO		550					550	550
Weighted average spread–Euribor			0.1%
Public sector loans	EURO	285						285	285
Weighted average spread–Euribor		0.0%
International debentures and bonds	EURO	364						364	361
Weighted average spread–Bank liabilities		0.8%
Commercial paper	EURO	1,294						1,294	1,294
Weighted average spread–Euribor		0.0%
Bank loans	USD	1,066	50	1,181	13	13	551	2,874	2,817
Weighted average spread–Libor		1.3%	1.2%	1.6%	1.5%	1.5%	1.5%
Credits	USD	4			108			112	112
Weighted average spread–Libor		0.1%			0.1%
EIB Loans	USD	42	47	47	194	48	85	463	463
Weighted average spread–Libor		(0.13)%	(0.1)%	(0.1)%	0.0%	(0.13)%	(0.53)%
Project financing	USD	40	36	34	42	27	126	305	305
Weighted average spread–Libor		1.7%	1.7%	1.7%	1.7%	1.7%	1.6%
Commercial paper	USD	163						163	163
Weighted average spread–Libor		0.0%
Credits	JPY				51			51	51
Weighted average spread–Libor					0.1%
Bank loans	JPY	61	10	1				72	72
Weighted average spread–Libor		2.6%	2.3%	2.3%
Commercial paper	CHF	72						72	72
Weighted average spread–Libor		0.0%
MTN	CZK						16	16	16
Weighted average spread–Pribor							0.2%
Commercial paper	GBP	365						365	365
Weighted average spread–Libor		0.0%
Bank loans	CLP		62					62	62
Weighted average spread–TAB.			0.5%
Project financing	Brazilian Real	2	2	3	3		42	52	52
Weighted average spread–FINEL–IGPM		1.1%	1.1%	1.0%	0.9%		0.9%
Public sector loans	Brazilian Real		16	13	14		61	104	104
Weighted average spread–TJLP–TR–IGPM			1.1%	1.0%	1.0%		1.0%
Lines of credit	Brazilian Real	5						5	5
Weighted average spread–CDI		3.0%
Bank loans	Other Currencies		12				38	50	50
Weighted average spread–DTF–VAC–CFB			3.0%				4.8%
Debentures and bonds	Other Currencies		4		11		96	111	111
Weighted average spread–DTF–VAC–CF			2.9%		2.9%		3.0%
Debentures and bonds	Other Currencies	2	2					4	4
Weighted average spread–DTF–VAC–CF		0.5%	0.5%
TOTAL FLOATING		5,801	1,143	1,430	2,438	672	1,584	13,068	13,008

INTEREST-RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
Structured loans	EURO		30		433		62	525	450
Weighted average interest rate			4.8%		4.1%		5.7%
EIB loans	EURO	1	1					2	4
Weighted average interest rate		10.1%	10.1%
Commercial paper	EURO				42			42	51
Weighted average interest rate					13.9%
Debentures and bonds	EURO	180	200				500	880	960
Weighted average interest rate		8.8%	4.5%				4.2%
MTN	EURO	300	510	700	1,250	30	1,678	4,468	4,748
Weighted average interest rate		4.8%	3.6%	5.1%	5.5%	5.3%	5.3%
EIB Loans	CHF	6	6					11	12
Weighted average interest rate		6.4%	6.4%
MTN	CZK		32					32	38
Weighted average interest rate			6.3%
MTN	GBP						615	615	696
Weighted average interest rate							6.1%
Bank loans	USD	15	19	13	13	13	19	92	92
Weighted average interest rate		6.0%	5.9%	6.3%	6.3%	6.2%	6.1%
EIB loans	USD	0	0					0	1
Weighted average interest rate		14.4%	14.4%
Public sector loans	USD	2	2	2	2	2	9	19	0
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Project financing	USD	30	30	30	30	28	109	257	250
Weighted average interest rate		5.4%	5.4%	5.4%	5.4%	5.5%	5.2%
MTN	USD	491					334	825	923
Weighted average interest rate		5.9%					6.0%
International debentures and bonds	USD	227	3		265	24	1,649	2,168	2,200
Weighted average interest rate		7.6%	7.7%		7.7%	7.9%	7.9%
Local debentures and bonds	USD			17		27	29	73	113
Weighted average interest rate				7.5%		7.5%	7.5%
Other debt	USD	16	14	14	14	2		60	60
Weighted average interest rate		7.8%	7.8%	7.9%	8.3%	7.4%
EIB Loans	JPY	0	0					0	1
Weighted average interest rate		8.0%	8.0%
MTN	JPY				40		64	104	89
Weighted average interest rate					0.7%		1.1%
Bank loans	CLP	2	2	2	2	1		9	9
Weighted average interest rate		9.0%	9.0%	9.0%	9.0%	9.0%
Local debentures and bonds	CLP	14	14	16		187	225	456	448
Weighted average interest rate		6.0%	6.0%	6.0%		5.9%	5.9%
Public sector loans	Brazilian Real	10	11	17	7		9	54	54
Weighted average interest rate		10.2%	10.1%	9.8%	9.9%		9.0%
Project financing	Brazilian Real	3	3	3	3	4	14	30	30
Weighted average interest rate		7.9%	7.9%	7.9%	8.0%	8.0%	8.1%
Local debentures and bonds	Brazilian Real	1						1	1
Weighted average interest rate		12.0%
Bank loans	Other Currencies	10						10	10
Weighted average interest rate		4.6%
Debentures and bonds	Other Currencies	9	22			82	7	120	129
Weighted average interest rate		7.4%	6.8%			7.0%	10.3%
Other debt	Other Currencies		4					4	4
Weighted average interest rate			37.0%
TOTAL FIXED		1,317	903	814	2,101	400	5,323	10,858	11,372
TOTAL FIXED + FLOATING		7,118	2,046	2,244	4,539	1,072	6,907	23,926	24,380

INTEREST-RATE SENSITIVITY
December 31, 2002

		Maturity Dates
	Denominated in								Fair Value at December 31, 2002
		2003	2004	2005	2006	2007	Subsequent	Total
	(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro
From floating to fixed		644	1,239	120	700	200	2,672	5,575	(169.63)
Spread received—Euribor	EUR	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	EUR	4.77%	4.20%	4.63%	4.33%	4.52%	4.49%
From fixed to floating		633	540	700	900	30	1,892	4,695	304.34
Rate received	EUR	6.3%	3.7%	5.1%	4.7%	5.3%	5.3%
Spread paid—Euribor	EUR	0.04%	0.12%	0.1%	(0.4)%	0.3%	0.1%
From floating to floating					240	75	30	345	5.18
Spread received—Euribor	EUR				0.35%	0.29%	0.3%
Spread paid—Euribor	EUR				(0.13)%	(0.13)%	(0.13)%
From floating to floating						80		80	(0.16)
Spread received—EQL	EUR					0.00%
Spread paid—Euribor	EUR					0.25%
From floating to floating							90	90	13.09
Spread received—IPCL	EUR						0.00%
Spread paid—Euribor	EUR						0.16%
From floating to floating							25	25	1.10
Spread received—IRS Euro	EUR						(0.243)%
Spread paid—Euribor	EUR						0.314%
From floating to floating							15	15	(0.86)
Spread received—IRS GBP	EUR						0.000%
Spread paid—Euribor	EUR						0.100%
Forward Rate Agreements in Euro
Amount		2,600						2,600	(7.32)
Rate purchased	EUR	3.78%
Interest Rate Swap in Foreign Currency From floating to fixed		191	95		143		292	721	(26.87)
Spread received—Libor	USD	0.00%	0.00%		0.00%		0.00%
Rate paid	USD	6.20%	7.10%		4.15%		4.08%
From fixed to floating		477						477	24
Rate received	USD	5.875%
Spread paid—Euribor	USD	0.0%
From fixed to floating			32					32	0.21
Rate received	CHF		6.35%
Spread paid—Libor	CHF		3.8%
From floating to fixed		80						80	(1.73)
Spread received—Libor	EUR	0.0%
Rate paid	JPY	0.6%
From floating to floating		364	107	248	365			1,084	160.80
Spread received—Euribor	EUR	0.80%	0.25%	0.28%	0.32%
Spread paid—Libor	USD	0.99%	0.29%	0.33%	0.37%
From floating to fixed		6						6	0.02
Spread received—Euribor	EUR	0.40%
Raid paid	USD	6.45%
From floating to floating		135.4	114					249	(10.29)
Spread paid—Libor	USD	0.000%	0.29%
Spread received—Euribor	EUR	0.000%	0.33%

From floating to floating		374.1						374	(9.59)
Spread received—Libor	GBP	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to fixed							624	624	(28.94)
Rate received	GBP						6.13%
Rate paid	EUR						6.02%
From floating to floating		72						72	0.67
Spread received—Libor	CHF	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to floating		13					319	332	70.87
Rate received	USD	5.19%					6.00%
Spread paid—Euribor	EUR	0.000%					0.115%
From fixed to floating			28					28	6.75
Rate received	CZK		6.25%
Spread paid—Euribor	EUR		0.07%
From floating to floating							17	17	(0.75)
Floating rate received—Pribor	CZK						0.23%
Spread paid—Euribor	EUR						0.29%
From fixed to floating		10	11	11	150	13	21	216	8.6
Rate received	UF	5.50%	5.50%	5.50%	6.14%	5.50%	5.50%
Spread paid—Libor	USD	0.80%	0.80%	0.80%	1.44%	0.80%	0.80%
From fixed to floating		140	42	13	48			243	44.00
Rate received	USD	10.56%	7.88%	11.00%	5.49%
Spread paid— % CDI	Brazilian Real	108.19%	95.00%	87.00%	100.00%
From floating to floating		91						91	0.00
Spread received—Yen	JPY	2.88%
Spread paid—Libor	USD	3.18%
From fixed to floating					49		74	123	(16.51)
Rate received	JPY				0.698%		1.073%
Spread paid—Euribor	EUR				0.32%		0.35%
From variable to fixed					48			48	(0.73)
Spread received	USD				1.50%
Rate paid	UF				5.31%
From floating to floating			89					89	2.30
Spread received—Libor	USD		3.00%
Spread paid— % CDI	Brazilian Real		75.35%
Forward Rate Agreements in Foreign Currency
Amount		1,368						1,368	0.00
Rate purchased	USD	3.2%
EXCHANGE RATE FORWARDS
Forward	JPY/USD	72	11					83	(9.67)
Forward	UF/USD	360						360	(1.48)
Forward	BRL/USD	135						135	9.96
Forward	COP/USD	21						21	0.94
Forward	SOL/USD	21						21	(0.37)
INTEREST RATE OPTIONS
COLLAR		571	331		100			1,002	(7.32)
Buy CAP—Euribor	EUR	4.7%	4.8%		5.3%
Sell Floor—Euribor	EUR	2.9%	3.5%		3.5%
Exchange Rate COLLAR			1,310	508	1,335			3,153	(128.54)
Buy CAP—Libor	USD		5.4%	5.5%	5.5%
Sell Floor—Libor	USD		3.6%	3.8%	3.5%
TOTAL		8,378	3,949	1,600	4,078	398	6,071	24,474	231.78

INTEREST-RATE SENSITIVITY
December 31, 2001

		Maturity Dates							Fair Value at December 31, 2001
Debt
	Denominated in	2002	2003	2004	2005	2006	Subsequent	Total
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	2	2	2	2	152	5	165	165
Weighted average spread—Euribor		0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Structured loans	EURO					240	171	411	411
Weighted average spread—Euribor						(0.1%)	(0.1%)
EIB loans	EURO			38	38	51	255	382	382
Weighted average spread—Euribor				0.1%	0.1%	0.1%	0.1%
Credits	EURO	137	130	12		921	73	1,273	1,273
Weighted average spread—Libor		0.2%	0.1%	0.2%		0.1%	0.1%
Intercompany loans and credits	EURO					40		40	40
Weighted average spread—Euribor						0.1%
MTN	EURO		50	300		300	500	1,150	1,150
Weighted average spread—Euribor			0.2%	0.2%		0.0%	0.2%
MTN	EURO						170	170	170
Weighted average spread—EQL							0.0%
MTN	EURO						10	10	10
Weighted average spread—IRS							(0.6%)
Debentures and bonds	EURO	60		550				610	610
Weighted average spread—Euribor		0.0%		0.1%
Bank liabilities
International debentures and bonds	EURO						433	433	433
Weighted average spread—Bank liabilities							0.8%
Commercial paper	EURO	860						860	860
Weighted average spread—Euribor		0.0%
Other	EURO						5	5	5
Weighted average spread—Euribor							0.9%
Bank loans	USD	1,435	956	1,716	35	372	339	4,853	4,853
Weighted average spread—Libor		0.3%	1.1%	1.0%	10.7%	1.8%	1.3%
Credits	USD		5			366		371	371
Weighted average spread—Libor			0.1%			0.1%
EIB Loans	USD	50	50	57	57	231	155	600	600
Weighted average spread—Libor		(0.1%)	(0.1%)	(0.1%)	(0.1%)	(0.1%)	(0.1%)
Project financing	USD	7	7	4	2	3	15	38	38
Weighted average spread—Libor		1.2%	1.3%	1.4%	1.7%	1.9%	0.6%
MTN	USD	57						57	57
Weighted average spread—Libor		0.1%
MTN	USD	30						30	30
Weighted average spread—EQL		0.0%
Commercial paper	USD	454						454	454
Weighted average spread—Libor		0.0%
Credits	JPY					55		55	55
Weighted average spread—Libor						0.1%
Bank loans	JPY	77	75	12	1			165	165
Weighted average spread—Libor		2.2%	2.0%	2.3%	0.8%
Commercial paper	CHF	61						61	61
Weighted average spread—Libor		0.0%
Commercial paper	GBP	749						749	749
Weighted average spread—Libor		0.0%
Commercial paper	AUD	6						6	6
Weighted average spread—Libor		0.0%
Bank loans	CLP	75	0	79				154	154
Weighted average spread—TAB		0.9%	0.5%	0.5%
Other debt	CLP	3	339	0				342	342
Weighted average spread—TAB		0.0%	0.0%	0.5%
Local debentures and bonds	Brazilian Real		28					28	28
Weighted Average Spread—CDI			14.0%
Short-term local	Brazilian Real	31						31	31
Weighted average spread—CDI		0.6%
Bank loans	Brazilian Real	154						154	154
Weighted average spread—CDI		1.1%
Project financing	Brazilian Real	5	7	0	1	5	22	40	40
Weighted average spread—FINEL—IGPM		8.4%	8.9%	8.7%	8.7%	8.9%	9.8%
Public sector loans	Brazilian Real	0	0	25	0	60	31	116	116
Weighted average spread—TJLP—TR—IGPM		9.5%	9.5%	9.5%	11.0%	11.0%	9.0%
Lines of credit	Brazilian Real	26						26	26
Weighted Average Spread—CDI		1.3%
Bank loans	Other Currencies	8	8	5	1			22	22
Weighted average spread—DTF—VAC—CFB		7.0%	7.0%	0.5%	0.8%
Debentures and bonds	Other Currencies	1	0	6	0	59	153	219	219
Weighted average spread—DTF		4.1%	4.1%	4.1%	4.1%	4.1%	3.5%
Debentures and bonds	Other Currencies					59		59	59
Weighted average spread—VAC						7.5%
Short-term local	Other Currencies	15						15	15
Weighted average spread—VAC		0.8%
TOTAL FLOATING		4,303	1,657	2,806	137	2,914	2,337	14,154	14,154

INTEREST-RATE SENSITIVITY
December 31, 2001

		Maturity Dates
Debt									Fair Value at December 31, 2001
	Denominated in	2002	2003	2004	2005	2006	Subsequent	Total
	(millions of euro, except rates)
FIXED RATE DEBT
EIB loans	EURO	1	1	1				3	4
Weighted average interest rate		9.0%	9.0%	9.0%
Commercial Paper	EURO					25		25	35
Weighted average interest rate						13.9%
Debentures and bonds	EURO	60	180	200			500	940	960
Weighted average interest rate		5.6%	5.2%	4.3%			4.2%
Loans	EURO	68	68	68	68	68	206	546	602
Weighted average interest rate		5.7%	5.7%	5.7%	5.7%	5.7%	5.7%
MTN	EURO	30	300	510	312	1,250	1,627	4,029	4,344
Weighted average interest rate		6.5%	4.8%	3.6%	5.9%	5.5%	5.3%
EIB Loans	CHF	6	6	5	0			17	18
Weighted average interest rate		6.9%	6.4%	6.4%	6.4%			0.0%
MTN	CZK	0		31	0			31	34
Weighted average interest rate		6.5%		5.9%	6.3%
Bank loans	USD	136	36	34	34	34	180	454	494
Weighted average interest rate		10.4%	6.2%	6.2%	6.2%	6.2%	6.2%
EIB loans	USD	0	0	0				0	0
Weighted average interest rate		14.4%	14.4%	14.4%
Public sector loans	USD	7	7	7	7	7	31	66	58
Weighted average interest rate		2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Project financing	USD	4	4	4	4	4	2	22	18
Weighted average interest rate		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
MTN	USD	0	378	0	0	0	603	981	1,052
Weighted average interest rate		6.5%	4.8%	3.6%	5.9%	5.5%	5.3%
Debentures and bonds	USD	18	356	8	15	545	1,279	2,221	3,242
Weighted average interest rate		8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Other debt	USD	35	43	56	36	33	127	330	360
Weighted average interest rate		5.8%	9.0%	9.0%	9.0%	8.0%	0.0%	0.0%
EIB loans	JPY	1	1					2	2
Weighted average interest rate		8.0%	8.0%
MTN	JPY					43	69	112	115
Weighted average interest rate						0.7%	1.1%
Bank loans	CLP						14	14	15
Weighted average interest rate							9.0%
Debentures and bonds	CLP	18	18	8	18	150	335	547	436
Weighted average interest rate		6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Short-term local	Brazilian Real	36						36	73
Weighted average interest rate		21.0%
Project financing	Brazilian Real						10	10	9
Weighted average interest rate							6.0%
Bank loans	Other Currencies	105						105	107
Weighted average interest rate		8.7%
Debentures and bonds	Other Currencies	0	12					12	13
Weighted average interest rate		0.0%	12.0%
TOTAL FIXED		525	1,410	932	494	2,159	4,983	10,503	11,991
TOTAL FIXED + FLOATING		4,828	3,067	3,738	631	5,073	7,320	24,657	26,145

INTEREST-RATE SENSITIVITY
December 31, 2001

		Maturity Dates
									Fair Value at December 31, 2001
	Denominated in	2002	2003	2004	2005	2006	Subsequent	Total
	(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euros
From floating to fixed		300	492	1,239	120	700	1,509	4,360	(16.90)
Spread received—Euribor	EUR	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	EUR	4.28%	4.79%	4.20%	4.63%	4.33%	4.65%
From fixed to floating		110	633	540	312	500	1,874	3,969	89.54
Rate received	EUR	9.7%	5.9%	3.70%	5.9%	5.8%	5.3%
Spread paid—Euribor	EUR	0.22%	0.05%	0.12%	0.3%	0.3%	0.0%
From floating to floating		222				240	105	567	5.71
Spread received—Euribor	EUR	0.19%				0.35%	0.0%
Spread paid—Euribor	EUR	0.14%				(0.01)%	0.0%
From floating to floating							80	80	(0.16)
Spread received—IPCL	EUR						0.00%
Spread paid—Euribor	EUR						0.25%
From floating to floating							90	90	0.69
Spread received—EQL	EUR						0.00%
Spread paid—Euribor	EUR						0.16%
From floating to floating							10	10	0.00
Spread received—IRS	EUR						(0.6505)%
Spread paid—Euribor	EUR						0.275%
Forward Rate Agreements in Euros
Amount		1,100	2,200					3,300	(2.92)
Rate purchased	EUR	3.72%	3.94%
Interest Rate Swap in Foreign Currency
From floating to fixed			340			170	347	857	(0.72)
Rate paid	USD		0.0%			0.00%	0.00%
Spread received—Libor	USD		6.5%			4.13%	4.08%
From fixed to floating			567					567	42.71
Spread paid—Euribor	USD		5.875%
Rate received	USD		0.0%
From fixed to floating				32				32	(0.05)
Rate received	CHF			6.35%
Spread paid—Libor	CHF			3.8%
From fixed to floating		159						159	(7.72)
Rate received	Brazilian Real	20.6%
Spread paid—CDI	Brazilian Real	4.0%
From floating to floating					246	340		586	(3.21)
Spread received—Libor	USD				(0.1)%	(0.1)%
Spread paid—Libor	USD				0.0%	0.0%
From floating to fixed			87					87	(0.33)
Spread received—Libor	JPY		0.0%
Rate paid	EUR		0.6%
From floating to floating			15	127	295	434		871	(10.24)
Spread received—Euribor	USD		0.0%	0.25%	0.28%	0.32%
Spread paid—Libor	EUR		0.0%	0.29%	0.33%	0.37%
From floating to floating		501						501	25.83
Spread received—Libor	USD	0.010%
Spread paid—Euribor	EUR	0.010%
From floating to floating		21						21	8.21
Spread received—EQL	USD	0.00%
Spread paid—Euribor	EUR	(0.180%)
From floating to floating		749						749	16.47
Spread received—Libor	GBP	0.0%
Spread paid—Euribor	EUR	0.0%
From floating to floating		61						61	(0.36)
Spread received—Libor	CHF	0.0%
Spread paid—Euribor	EUR	0.0%
From floating to floating		6						6	0.14
Spread received—Libor	AUD	0.0%

Spread paid—Euribor	EUR	0.0%
From fixed to floating			13				319	332	100.83
Rate received	USD		5.19%				6.00%
Spread paid—Euribor	EUR		0.000%				0.115%
From fixed to floating				28				28	7.35
Rate received	CZK			6.25%
Spread paid—Euribor	EUR			0.07%
From fixed to floating					597		105	702	(24.4)
Rate received	UF				6.80%		5.50%
Spread paid—Libor	USD				1.20%		0.80%
From fixed to varible			80					80	(11.23)
Rate received	USD		7.4%
Spread paid—CDI	Brazilian Real		0.0%
From floating to floating			108					108	(21.56)
Spread received—Yen	JPY		2.7%
Spread paid—Libor	USD		3.2%
From fixed to floating						49	74	123	(10.31)
Rate received	JPY					0.698%	1.073%
Spread paid—Euribor	EUR					0.32%	0.35%
From floating to floating		191						191	(43.23)
Spread received	ARG
Spread paid—Libor	USD
From floating to floating		74						74	(1.15)
Spread received—Libor	USD	6.35%
Spread paid—CDI	Brazilian Real	3.00%
Forward Rate Agreements in Foreign Currency
Amount		260						260	0.16
Rate purchased	USD	0.0%
EXCHANGE RATE FORWARDS
Forward	UF/USD	574						574	(14.18)
Forward	Brazilian Real/USD	272						272	(25.19)
Forward	COP/USD	4						4	(0.11)
Forward	SOL/USD	33						33	(0.11)
INTEREST RATE OPTIONS
COLLAR		511	571	331		100		1,513	(0.44)
Buy CAP—Euribor	EUR	4.6%	4.7%	4.8%		5.3%
Sell Floor—Euribor	EUR	3.1%	2.9%	3.5%		3.5%
CAP		1,042						1,042	0
Buy CAP—Euribor	EUR	5.0%
Exchange Rate COLLAR				1,729	557	340		2,626	(23.78)
Buy CAP—Libor	USD			5.6%	5.4%	5.6%
Sell Floor—Libor	USD			3.6%	3.4%	3.0%
TOTAL		6,190	5,106	4,026	2,127	2,873	4,513	24,835	79.34

  Exchange Rate Sensitivity Analysis

        The following tables provide information regarding our financial instruments and derivatives at December 31, 2002 and at December 31, 2001 that are sensitive to exchange rate fluctuations. These include bond instruments, currency swaps and exchange rate insurance.

        For debt commitments, the tables present the main cash flows and average interest rate weighted by the expected maturity date. For swaps, the tables present the notional amounts and the interest rate weighted by the expected contractually agreed expiry (maturity) date. For exchange rate insurance, the tables show the notional amounts weighted by the expected maturity (contractual expiry) date. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement.

        The average weighted interest rates are presented as a margin applied to the benchmark rate indicated. Except where indicated, the information presents the equivalent amount in pesetas, since the euro is the currency in which Endesa presents its accounts. The exchange rates used are those fixed by the Bank of Spain as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear in both the following tables and the tables under the heading "Interest Rate Sensitivity" above.

EXCHANGE RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank Loans	USD	1,066	50	1,181	13	13	551	2,874	2,817
Weighted average spread—Libor		1.3%	1.2%	1.6%	1.5%	1.5%	1.5%
Credits	USD	4			108			112	112
Weighted average spread—Libor		0.1%			0.1%
EIB loans	USD	42	47	47	194	48	85	463	463
Weighted average spread—Libor		(0.12)%	(0.13)%	(0.13)%	0.0%	(0.13)%	(0.53)%
Project financing	USD	40	36	34	42	27	126	305	305
Weighted average spread—Libor		1.7%	1.7%	1.7%	1.7%	1.7%	1.6%
Commercial paper	USD	163						163	163
Weighted average spread—Libor		0.0%
Credits	JPY				51			51	51
Weighted average spread—Libor					0.1%
Bank loans	JPY	61	10	1				72	72
Weighted average spread—Libor		2.6%	2.3%	2.3%
Commercial paper	CHF	72						72	72
Weighted average spread—Libor		0.0%
MTN	CZK						16	16	16
Weighted average spread—Pribor							0.2%
Commercial paper	GBP	365						365	365
Weighted average spread—Libor		0.0%
Bank loans	CLP		62					62	62
Weighted average spread—TAB			0.5%
Project financing	Brazilian Real	2	2	3	3		42	52	53
Weighted average spread—FINEL—IGPM		1.1%	1.1%	1.0%	0.9%		0.9%
Public sector loans	Brazilian Real		16	13	14		61	104	103
Weighted average spread—TJLP—TR—IGPM			1.1%	1.0%		1.0%	1.0%
Lines of credit	Brazilian Real	5						5	5
Weighted average spread—CDI		3.0%
Bank loans	Other Currencies		12				38	50	50
Weighted average spread—DTFVAC-CF			3.0%				4.8%
Debentures and bonds	Other Currencies		4		11		96	111	111
Weighted average spread—DTF			2.9%		2.9%		3.0%
Debentures and bonds	Other Currencies	2	2					4	4
Weighted average spread—VAC		0.5%	0.5%
TOTAL FLOATING		1,822	241	1,279	436	88	1,015	4,881	4,824

EXCHANGE RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
EIB Loans	CHF	6	6					12	12
Weighted average interest rate		6.4%	6.4%
MTN	CZK		32					32	38
Weighted average interest rate			6.3%
MTN	GBP						615	615	696
Weighted average interest rate							6.1%
Bank loans	USD	15	19	13	13	13	19	92	92
Weighted average interest rate		6.0%	5.9%	6.3%	6.3%	6.2%	6.1%
EIB loans	USD	0	0					0	1
Weighted average interest rate		14.4%	14.4%
Public sector loans	USD	2	2	2	2	2	9	19	0
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Project financing	USD	30	30	30	30	28	109	257	250
Weighted average interest rate		5.4%	5.4%	5.4%	5.4%	5.5%	5.2%
MTN	USD	491					334	825	923
Weighted average interest rate		5.9%					6.0%
International debentures and bonds	USD	227	3		265	24	1,649	2,168	2,200
Weighted average interest rate		7.6%	7.7%		7.7%	7.9%	7.9%
Local debentures and bonds	USD			17		27	29	73	113
Weighted average interest rate				7.5%		7.5%	7.5%
Other debt	USD	16	14	14	14	2		60	60
Weighted average interest rate		7.8%	7.8%	7.9%	8.3%	7.4%
EIB Loans	JPY	0	0					1	1
Weighted average interest rate		8.0%	8.0%
MTN	JPY					40	64	104	89
Weighted average interest rate						0.7%	0.1%
Bank loans	CLP	2	2	2	2	1		9	9
Weighted average interest rate		9.0%	9.0%	9.0%	9.0%	9.0%
Local debentures and bonds	CLP	14	14	16		187	225	456	448
Weighted average interest rate		6.0%	6.0%	6.0%		5.9%	5.9%
Public sector loans	Brazilian Real	10	11	17	7		9	54	53
Weighted average interest rate		10.2%	10.1%	9.8%	9.9%		9.0%
Project financing	Brazilian Real	3	3	3	3	4	14	30	30
Weighted average interest rate		7.9%	7.9%	7.9%	8.0%	8.0%	8.1%
Local debentures and bonds	Brazilian Real	1						1	1
Weighted average interest rate		12.0%
Bank loans	Other Currencies	10						10	10
Weighted average interest rate		4.6%
Debentures and bonds	Other Currencies	9	22			82	7	120	129
Weighted average interest rate		7.4%	6.8%			7.0%	10.3%
Other debt	Other Currencies		4					4	4
Weighted average interest rate			37.0%
TOTAL FIXED		836	162	114	376	370	3,083	4,941	5,159
TOTAL FIXED + FLOATING		2,658	403	1,393	812	458	4,098	9,822	9,983

EXCHANGE RATE SENSITIVITY
December 31, 2002

		Maturity Dates							Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		191	95		143		292	721	(26.87)
Spread received—Libor	USD	0.00%	0.00%		0.00%		0.00%
Rate paid	USD	6.20%	7.10%		4.15%		4.08%
From fixed to floating		477						477	24
Rate received	USD	5.875%
Spread paid—Euribor	USD	0.00%
From fixed to floating			32					32	0.21
Rate received	CHF		6.35%
Spread paid—Libor	CHF		3.8%
From floating to fixed		80						80	(1.73)
Spread received—Libor	EUR	0.0%
Rate paid	JPY	0.6%
From floating to floating		364	107	248	365			1,084	160.80
Spread received—Euribor	EUR	0.80%	0.25%	0.28%	0.32%
Spread paid—Libor	USD	0.99%	0.29%	0.33%	0.37%
From floating to fixed		6						6	0.02
Spread received—Euribor	USD	0.40%
Rate paid	EUR	6.45%
From floating to floating		135.4	114					249	(10.29)
Spread received—Libor	USD	0.000%	0.29%
Spread paid—Euribor	EUR	0.000%	0.33%
From floating to floating		374.1						374	(9.59)
Spread received—Libor	GBP	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to fixed							624	624	(28.94)
Rate received—Libor	GBP						6.13%
Rate paid	EUR						6.02%
From floating to floating		71.8						72	0.67
Spread received—Libor	CHF	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to floating		12.9					319	332	70.87
Rate received	USD	5.19%					6.00%
Spread paid—Euribor	EUR	0.000%					0.115%
From fixed to floating			27.6					28	6.75
Rate received	CZK		6.25%
Spread paid—Euribor	EUR		0.07%
From floating to floating							16.5	17	(0.75)
Rate received—Pribor	CZK						0.23%
Spread paid—Euribor	EUR						0.29%
From fixed to floating		10	11	11	150	13	21	216	8.6
Rate received	UF	5.50%	5.50%	5.50%	6.14%	5.50%	5.50%
Spread paid—Libor	USD	0.80%	0.80%	0.80%	1.44%	0.80%	0.80%
From fixed to floating		140	42	13	48			243	44.00
Rate received	USD	10.56%	7.88%	11.00%	5.49%
Spread paid—CDI	Brazilian Real	108.19%	95.00%	87.00%	100.00%
From floating to floating		91						91	0.00
Spread received—Yen	JPY	2.88%
Spread paid—Libor	USD	3.18%
From fixed to floating					48.9		73.8	123	(16.51)
Rate received	JPY				0.698%		1.073%
Spread paid—Euribor	EUR				0.32%		0.35%
From floating to fixed					48			48	(0.73)
Spread received	USD				1.50%
Rate paid	UF				5.31%
From floating to floating			89					89	2.30
Spread received—Libor	USD		3.00%
Spread paid—CDI	Brazilian Real		75.35%

Forward Rate Agreements in Foreign Currency
Amount		1,368						1,368	0.0
Rate purchased	USD	3.2%
EXCHANGE RATE FORWARDS
Forward	JPY/USD	72	11					83	(9.67)
Forward	UF/USD	360						360	(1.48)
Forward	BRL/USD	135						135	9.96
Forward	COP/USD	21						21	0.94
Forward	SOL/USD	21						21	(0.37)
INTEREST RATE OPTIONS
Exchange Rate COLLAR			1,310	508	1,335			3,153	(128.54)
Buy CAP—Libor	USD		5.4%	5.5%	5.5%
Sell Floor—Libor	USD		3.6%	3.8%	3.5%
TOTAL		3,930	1,839	780	2,138	13	1,347	10,047	93.65

EXCHANGE RATE SENSITIVITY
December 31, 2001

		Maturity Dates
Debt									Fair Value at December 31, 2001
	Denominated in	2002	2003	2004	2005	2006	Subsequent	Total
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank Loans	USD	403	1,059	1,736	206	58	270	3,732	3,732
Weighted average spread — Libor		1.0%	1.0%	0.9%	1.8%	1.8%	1.6%
Credits	USD		5			366		371	371
Weighted average spread — Libor			0.1%			0.1%
EIB Loans	USD	50	50	57	57	231	155	600	600
Weighted average spread — Libor		(0.1%)	(0.1%)	(0.1%)	(0.1%)	(0.1%)	(0.1%)
Project Financing	USD	7	7	4	2	3	15	38	38
Weighted average spread — Libor		1.2%	1.3%	1.4%	1.7%	1.9%	0.6%
MTN	USD	57						57	57
Weighted average spread — Libor		0.1%
MTN	USD	30						30	30
Weighted average spread — EQL		0.0%
Commercial paper	USD	454						454	454
Weighted average spread — Libor		0.0%
Credits	JPY					55		55	55
Weighted average spread — Libor						0.1%
Bank Loans	JPY	77	75	12	1			165	165
Weighted average spread — Libor		2.2%	2.0%	2.3%	0.8%
Commercial paper	CHF	61						61	61
Weighted average spread — Libor		0.0%
Commercial paper	GBP	749						749	749
Weighted average spread — Libor		0.0%
Commercial paper	AUD	6						6	6
Weighted average spread — Libor		0.0%
Bank Loans	CLP	89	0	79				168	168
Weighted average spread — TAB		0.9%	0.5%	0.5%
Other Debt	CLP	3	1,654	0				1,657	1,657
Weighted average spread — TAB		0.0%	0.0%	0.5%
Local debentures and bonds	Brazilian Real		28					28	28
Weighted average spread -CDI			14.0%
Short-term local	Brazilian Real	31						31	31
Weighted average spread — CDI		0.6%
Bank Loans	Brazilian Real	154						154	154
Weighted average spread — CDI		1.1%
Project financing	Brazilian Real	5	7	0	1	5	22	40	40
Weighted average spread — FINEL — IGPM		8.4%	8.9%	8.7%	8.7%	8.9%	9.8%
Public sector loans	Brazilian Real	0	0	25	0	60	31	116	116
Weighted average spread — TJLP — TR — IGPM		9.5%	9.5%	9.5%	11.0%	11.0%	9.0%
Lines of Credits	Brazilian Real	26						26	26
Weighted Average Spread — CDI		1.3%
Bank loans	Other Currencies	8	8	5	1			22	22
Weighted average spread — DTF VAC-CF BIRF		7.0%	7.0%	0.5%	0.8%
Debentures and bonds	Other Currencies	1	0	6	0	59	153	219	219
Weighted average spread — DTF		4.1%	4.1%	4.1%	4.1%	4.1%	3.5%
Debentures and bonds	Other Currencies					59		59	59
Weighted average spread — VAC						7.5%
Short-term local	Other Currencies	15						15	15
Weighted average spread — VAC		0.8%
TOTAL FLOATING		2,226	2,893	1,924	268	896	646	8,853	8,853

EXCHANGE RATE SENSITIVITY
December 31, 2001

		Maturity Dates
Debt									Fair Value at December 31, 2001
	Denominated in	2002	2003	2004	2005	2006	Subsequent	Total
	(millions of euro, except rates)
FIXED RATE DEBT
EIB Loans	CHF	6	6	5	0			17	18
Weighted average interest rate		6.9%	6.4%	6.4%	6.4%			0.0%
MTN	CZK	0		31	0			31	34
Weighted average interest rate		6.5%		5.9%	6.3%
Bank loans	USD	136	36	34	34	34	180	454	494
Weighted average interest rate		10.4%	6.2%	6.2%	6.2%	6.2%	6.2%
EIB loans	USD	0	0	0				0	1
Weighted average interest rate		14.4%	14.4%	14.4%
Public Sector Loans	USD	7	7	7	7	7	31	66	58
Weighted average interest rate		2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Project financing	USD	4	4	4	4	4	2	22	18
Weighted average interest rate		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
MTN	USD	0	584	0	0	0	397	981	1,052
Weighted average interest rate		6.5%	4.8%	3.6%	5.9%	5.5%	5.3%
Debentures and bonds	USD	42	371	8	85	545	1,817	2,868	3,242
Weighted average interest rate		8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Other debt	USD	35	43	56	36	33	127	330	360
Weighted average interest rate		5.8%	9.0%	9.0%	9.0%	8.0%	0.0%	0.0%
EIB Loans	JPY	1	1					2	2
Weighted average interest rate		8.0%	8.0%
MTN	JPY					43	69	112	115
Weighted average interest rate						0.7%	1.1%
Bank loans	CLP						14	14	15
Weighted average interest rate							9.0%
Debentures and bonds	CLP	18	18	18	18	182	170	424	436
Weighted average interest rate		6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Short-term local	Brazilian Real	73						73	73
Weighted average interest rate		21.0%
Project Financing	Brazilian Real						10	10	9
Weighted average interest rate							6.0%
Bank Loans	Other Currencies	105						105	107
Weighted average interest rate		8.7%
Debentures and bonds	Other Currencies		12					12	13
Weighted average interest rate			12.0%
TOTAL FIXED		427	1,082	163	184	848	2,817	5,521	6,046
TOTAL FIXED + FLOATING		2,653	3,975	2,087	452	1,744	3,463	14,374	14,899

EXCHANGE RATE SENSITIVITY
December 31, 2001

		Maturity Dates
									Fair Value at December 31, 2001
	Denominated in	2002	2003	2004	2005	2006	Subsequent	Total
	(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed			340			170	347	857	(0.72)
Spread received—Libor	USD		0.0%			0.0%	0.0%
Rate paid	USD		6.5%			4.13%	4.08%
From fixed to floating			567					567	42.71
Rate received	USD		5.875%
Spread paid—Euribor	USD		0.0%
From fixed to floating				32				32	(0.05)
Rate received	CHF			6.35%
Spread paid—Libor	CHF			3.8%
From fixed to floating		159						159	(7.72)
Rate received	Brazilian Real	20.6%
Spread paid—CDI	Brazilian Real	4.0%
From floating to floating					246	340		586	(3.21)
Spread received—Libor	USD				(0.1%)	(0.1%)
Spread paid—Libor	USD				0.0%	0.0%
From floating to fixed			87					87	(0.33)
Spread received—Libor	EUR		0.0%
Rate paid	JPY		0.6%
From floating to floating			15	127	295	434		871	(10.24)
Spread received—Euribor	EUR		0.0%	0.25%	0.28%	0.32%
Spread paid—Libor	USD		0.0%	0.29%	0.33%	0.37%
From floating to floating		501.4						501	25.83
Spread received—Libor	USD	0.010%
Spread paid—Euribor	EUR	0.010%
From floating to floating		21.4						21	8.21
Spread received—EQL	USD	0.00%
Spread paid—Euribor	EUR	(0.180)
From floating to floating		749.2						749	16.47
Spread received—Libor	GBP	0.0%
Spread paid—Euribor	EUR	0.0%
From floating to floating		61.1						61	(0.36)
Spread received—Libor	CHF	0.0%
Spread paid—Euribor	EUR	0.0%
From floating to floating		5.6						6	0.14
Spread received—Libor	AUD	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to floating			12.9				319	332	100.83
Rate received	USD		5.19%				6.00%
Spread paid—Euribor	EUR		0.000%				0.115%
From fixed to floating				27.5				28	7.35
Rate received	CZK			6.25%
Spread paid—Euribor	EUR			0.07%
From fixed to floating					597		104.62	702	(24.40)
Rate received	UF				6.80%		5.50%
Spread paid—Libor	USD				1.20%		0.80%
From fixed to floating			80					80	(11.23)
Rate received	USD		7.4%
Spread paid—CDI	Brazilian Real		0.0%
From floating to floating			108					108	(21.56)
Spread received—Yen	JPY		2.7%
Spread paid—Libor	USD		3.2%
From fixed to floating						48.9	73.8	123	(10.31)
Rate received	JPY					0.698%	1.073%
Spread paid—Euribor	EUR					0.32%	0.35%

From floating to floating		191						191	(43.23)
Spread received	ARG
Spread paid—Libor	USD
From floating to floating		74.0						74	(1.15)
Spread received—Libor	USD	6.35%
Spread paid—CDI	Brazilian Real	3.00%
Forward Rate Agreements in Foreign Currency
Amount		260						260	0.16
Rate purchased	USD	0.0%
EXCHANGE RATE FORWARDS
Forward	UF/USD	574						574	(14.18)
Forward	Brazilian Real/USD	272						272	(25.19)
Forward	COP/USD	4.1						4	(0.11)
Forward	SOL/USD	32.8						33	(0.11)
INTEREST RATE OPTIONS
Exchange Rate COLLAR				1,729	557	340		2,626	(23.78)
Buy CAP—Libor	USD			5.6%	5.4%	5.6%
Sell Floor—Libor	USD			3.6%	3.4%	3.0%
TOTAL		2,905	1,210	1,916	1,695	1,333	845	9,904	3.82

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        Within 90 days prior to the date of this report, Endesa, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Endesa's disclosure controls and procedures. Based on this evaluation, Endesa's Chief Executive Officer and Chief Financial Officer concluded that Endesa's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Endesa is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Endesa's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There have been no significant changes in Endesa's internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16. RESERVED

        Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

        The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

        See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. EXHIBITS

  (a)
  List of Financial Statements

Page
Report of Deloitte & Touche España, S.L. for Endesa, S.A. for the years ended December 31, 2001 and 2002	F-2
Report of Arthur Andersen y Cía, S. Com. for Endesa, S.A. for the year ended December 31, 2000	F-3
Report of Ernst & Young for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the year ended December 31, 2002	F-4
Report of Deloitte & Touche Tohmatsu for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2000 and 2001	F-6
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-8
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-9
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	F-11
Notes to the Consolidated Financial Statements	F-12
  (b)
  List of Exhibits

1.1	Articles of Association, as amended.*
1.2	Articles of Association, as amended (English translation).*
4.1	Purchase and Sale Contract for 100% of the Shares of Elettrogen S.p.A., dated as of July 30, 2001, between Enel S.p.A. and Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A.
4.2	Option Agreement for Purchase of Shares of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.
4.3	Shareholder Agreement relating to purchase of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.
4.4	Contract for the Sale of Shares in Electra de Viesgo, S.L., dated as of September 19, 2001, between Enel S.p.A. and Endesa Generación, S.A., Endesa Distribución, S.A. and Endesa, S.A.
8.1	List of Subsidiaries.
10.1	Section 906 Certification.

*
Incorporated by reference to Endesa, S.A.'s annual report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on July 2, 2001.

SIGNATURES

        The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENDESA, S.A.
By:	/s/ José Luis Palomo Alvarez Name: José Luis Palomo Alvarez Title: Chief Financial Officer

Date: June 30, 2003

I, Rafael Miranda Robredo, certify that:

        1.     I have reviewed this annual report on Form 20-F of Endesa, S.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c)   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          (a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Rafael Miranda Robredo Name: Rafael Miranda Robredo Title: Chief Executive Officer

Date: June 30, 2003

I, José Luis Palomo Alvarez, certify that:

        1.     I have reviewed this annual report on Form 20-F of Endesa, S.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c)   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          (a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ José Luis Palomo Alvarez Name: José Luis Palomo Alvarez Title: Chief Financial Officer

Date: June 30, 2003

INDEX TO ENDESA S.A.'s CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Deloitte & Touche España, S.L. for Endesa, S.A. for the years ended December 31, 2001 and 2002	F-2
Report of Arthur Andersen y Cía, S. Com. for Endesa S.A. for the year ended December 31, 2000	F-3
Report of Ernst & Young for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the year ended December 31, 2002	F-4
Report of Deloitte & Touche Tohmatsu for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2000 and 2001	F-6
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-8
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-9
Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	F-11
Notes to the Consolidated Financial Statements	F-12

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of Endesa, S.A.:

        We have audited the accompanying consolidated balance sheets of Endesa, S.A. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2002 financial statements of Empresa Distribuidora Sur, S.A. (Edesur) and Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries and the 2001 financial statements of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries, which statements reflect total assets constituting 10% and 12%, respectively, of consolidated total assets as of December 31, 2002 and 2001, and net sales constituting 5% and 5%, respectively, of consolidated net sales for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Empresa Distribuidora Sur, S.A. (Edesur) and Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries, is based solely on the reports of such other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa, S.A. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and the funds obtained and applied by them for the years then ended in conformity with accounting principles generally accepted in Spain.

        Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2002 and the determination of stockholders' equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 25.

DELOITTE & TOUCHE ESPAÑA, S.L.

/s/ Deloitte & Touche España, S.L.

Madrid, Spain

March 26, 2003

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Endesa, S.A.:

        We have audited the accompanying consolidated statement of income and the notes referred to of Endesa, S.A. and Subsidiaries for the year ended December 31, 2000. The consolidated statement of income and the notes referred to above are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statement and the notes referred to based on our audit. We did not audit the statement of income of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries, which statement reflect net sales of 4% in 2000 of the related consolidated totals. That statement was audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and on the reports of the other auditors, the consolidated statement of income and the notes referred to above present fairly, in all material aspects, the results of operations and the funds obtained an applied of Endesa, S.A. and Subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in Spain.

        Accounting practices used by Endesa, S.A. and Subsidiaries in preparing the consolidated statement of income and the notes referred to conform with accounting principles generally accepted in Spain, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of net consolidated income as of December 31, 2000 to accounting principles generally accepted in the United States of America, is set forth in Note 25.

Arthur Andersen y Cia, S. Com.

(A member firm of Andersen Worldwide until April 1, 2002)

/s/ Arthur Andersen y Cia, S. Com

Madrid–Spain,

March 13, 2002

Report of Independent Auditors

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):

        We have audited the accompanying consolidated balance sheet of Endesa-Chile and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements as of December 31, 2002 and for the year then ended of certain consolidated companies which statements reflect total revenues and total assets representing of 31.93 percent and 40.06 percent respectively, of the related consolidated totals. We also did not audit the financial statements as of December 31, 2002 and for the year then ended of certain investments accounted for under the equity method, which statements reflect investments and equity participation in income of 0.87 percent and 61.23 percent, respectively, of total assets and total net income, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors. The report of other auditors over the consolidated financial statements of the subsidiary, Endesa Argentina S.A. and subsidiaries, contains an emphasis paragraph regarding the instability of the economic and political situation in Argentina.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

        Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders' equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 34 of the Notes to the consolidated financial statements.

ERNST & YOUNG LTDA.

/s/ Ernst & Young

Santiago, Chile
January 24, 2003
(except for Notes 32 and 34 for which the dates are June 12, 2003)

INDEPENDENT AUDITORS' REPORT

To the President and Directors of
Empresa Nacional de Electricidad S.A.

        We have audited the consolidated balance sheets of Empresa Nacional de Electricidad S.A. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and of cash flows for each of the two years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for 2000 and 2001 of certain consolidated companies, which statements reflect total assets constituting 41.99% (41.18% in 2000) and total revenues constituting 41.92% (48.56% in 2000 and 55.06% in 1999) as of December 31, 2001, of the related consolidated totals. Those financial statements were audited by other auditors for the purpose of the Company's Chilean annual financial statements and their reports have been furnished to us. The report of these auditors on the 2001 financial statements of Endesa Argentina S.A. include emphasis paragraphs expressing the uncertainty on the Argentinean subsidiaries' capacity to meet their obligations and continue operations, and to disclose the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the companies. Our opinion, insofar as it relates to the amounts included for those companies for 2000 and 2001, is based solely on the reports of such other auditors. Their report referred to other auditors, one of whom was a member firm of a worldwide organization that has ceased operations, and another who has ceased to exist.

        We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empresa Nacional de Electricidad S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile.

        Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Chilean pesos for each of the two years in the period ended at December 31, 2001 and the determination of shareholder's equity, also expressed in Chilean pesos, at December 31, 2000 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

        As indicated in Note 26, the Company holds direct investments in Argentinean subsidiaries and indirect investments through the subsidiaries Compañía Eléctrica Cono Sur S.A. and Inversiones Endesa Norte S.A., whose financial statements show total assets and revenues amounting to 13.58% and 21.42%, respectively, of the corresponding consolidated totals. Due to the current economic situation in Argentina and considering the effects of the application of the Public Emergency Law referred to in Note 31, these direct and indirect subsidiaries are exposed to situations that might affect the values of their assets and liabilities and uncertainties arise with respect to their capacity to meet their obligations and continue operations. The present financial statements do not include adjustment that might arise from the resolution of these uncertainties.

/s/ Deloitte & Touche

Santiago, Chile
February 1, 2002

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
 EMPRESA DISTRIBUIDORA SUR S.A.
(EDESUR S.A.)

        We have audited the balance sheet of EDESUR S.A. (an Argentine corporation) as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, all expressed in U.S. dollars (not presented separately herein). Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements based on our audit.

        The financial statements of EDESUR S.A. as of December 31, 2001 and 2000, and for the years then ended (not presented separately herein), have been audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 26, 2002.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of EDESUR S.A. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

        Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected shareholders' equity as of December 31, 2002 and the results of operations for the year ended December 31, 2002, to the extent summarized in Note 29 of the Notes to the financial statements.

Buenos Aires, Argentina February 7, 2003	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. (Member Firm of Ernst & Young Global)

/s/ Enrique C. Grotz Name: Enrique C. Grotz Title: Partner

ENDESA, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 and 2001

	2002	2002	2001
	Millions of $ (Note 3.a)	Millions of €
ASSETS
FIXED AND OTHER NONCURRENT ASSETS	37,526	35,792	37,858
Start-up expenses	17	16	43
Intangibles assets (Note 8)	526	502	525
Intangible assets and rights	950	906	856
Allowances and accumulated amortization	(424)	(404)	(331)
Utility plant (Note 9)	29,085	27,741	30,152
Land and structures	2,056	1,961	1,636
Electricity Plant	48,606	46,358	48,216
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,759	1,678	1,911
Electricity Plant in progress	2,060	1,965	2,035
Other construction work in progress	260	248	224
Accumulated depreciation of electricity plant	(23,320)	(22,241)	(21,904)
Other accumulated depreciation and allowances	(2,336)	(2,228)	(1,966)
Long-Term investements (Note 10)	7,812	7,451	7,037
Investments accounted for by the equity method	2,137	2,038	2,006
Loans to companies accounted for by the equity method	50	48	342
Long-term investment securities	565	539	652
Other loans	1,758	1,677	1,110
Prepaid taxes (Note 17)	3,411	3,253	3,016
Allowances	(109)	(104)	(89)
Parent Company shares (Note 12)	86	82	101

CONSOLIDATION GOODWILL (Note 7)	5,211	4,970	5,543

DEFERRED CHARGES (Note 6)	564	538	663

CURRENT ASSETS	7,213	6,876	6,123
Due from stockholders for capital calls			1
Inventories (Note 11)	800	763	732
Accounts receivable	4,052	3,865	4,280
Trade reivables for sales and services	2,928	2,793	3,137
Receivable from companies accounted for by the equity method	22	21	37
Other accounts receivable	1,361	1,298	1,459
Allowances	(259)	(247)	(353)
Short-term investments	2,084	1,987	701
Short-term investments securities	131	125	160
Loans to companies accounted for by equity method	263	251	146
Other loans	1,699	1,620	403
Allowances	(9)	(9)	(8)
Cash	214	201	352
Prepaid Expenses	63	60	57

TOTAL ASSETS	50,514	48,176	50,187

The accompanying Notes 1 to 25 are an integral part of these consolidated balance sheets.

ENDESA, S.A. AND SUBSIDIARIES

STOCKHOLDERS' EQUITY AND LIABILITIES

	2002	2002	2001
	Millions of $ (Note 3.a)	Millions of €
STOCKHOLDERS' EQUITY (Note 12)	8,434	8,043	8,656
Capital Stock	1,333	1,271	1,271
Additional paid-in capital	1,443	1,376	1,376
Revaluation reserve	1,802	1,719	1,719
Other reserves of the Parent Company	3,819	3,642	3,519
Unrestricted reserves	3,236	3,086	2,851
Restricted reserves	583	556	668
Reserves at fully or proportionally consolidated companies	2,314	2,207	1,370
Reserves at companies accounted for by the equity method	67	64	61
Translation diffences at fully consolidated companies	(3,382)	(3,226)	(1,859)
Income atributable to the Parent Company	1,332	1,270	1,479
Consolidated income	1,189	1,134	1,537
(Income) Loss atributable to minority interests	143	136	(58)
Interim dividend paid during the year	(294)	(280)	(280)

MINORITY INTERESTS (Note 13)	3,329	3,175	3,762

NEGATIVE CONSOLIDATION GOODWILL	14	13	29

DEFERRED REVENUES (Note 14)	1,422	1,356	1,214
Capital subsidies	972	927	813
Other deferred revenues	450	429	401

PROVISIONS FOR CONTINGENCES AND EXPENSES (Note 15)	4,426	4,221	4,216
Provisions for pensions and similar obligations	348	332	661
Other provisions	4,078	3,889	3,555

LONG-TERM DEBT (Note 16)	20,745	19,786	22,700
Debentures and other marketable debt securities	10,708	10,213	11,339
Payable to credit institutions	6,967	6,645	8,433
Other payables	3,063	2,921	2,919
Capital payments payable	7	7	9

CURRENT LIABILITIES	12,144	11,582	9,610
Debentures and other marketable debt securities (Note 16)	4,298	4,099	2,583
Payable to credit institutions (Note 16)	3,134	2,989	2,449
Payable to companies accounted for by the equity method	9	9	28
Trade accounts payable	2,698	2,573	2,253
Other nontrade payables	1,965	1,874	2,192
Operating allowances	19	18	79
Deferred expenses	21	20	26

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	50,514	48,176	50,187

The accompanying Notes 1 to 25 are an integral part of these consolidated balance sheets.

ENDESA, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2002, 2001 and 2000

	2002	2002	2001	2000
	Millions of $ (Note 3.a)	Millions of €
OPERATING REVENUES	18,075	17,238	16,085	15,682
Net sales (Note 18)	17,551	16,739	15,576	15,264
a) Sales	16,983	16,197	14,925	14,253
b) Services	474	452	504	481
c) Remuneration for the transition to competition	94	90	147	530
Expenses capitalized (Note 4-b)	336	320	330	220
Other operating revenues	188	179	179	198

OPERATING EXPENSES	14,318	13,656	12,910	12,621
Procurements	9,882	9,425	8,338	7,819
a) Electricity purchased	6,523	6,221	5,678	5,223
b) Cost of raw materials and other supplies	2,580	2,461	2,013	2,034
c) Electricity transmission and other external expenses	779	743	647	562
Personal expenses	1,312	1,251	1,332	1,362
a) Wages, salaries, and similar expenses	997	951	1,009	1,051
b) Employee welfare expenses	315	300	323	311
Depreciation and amortization expense	1,778	1,696	1,829	2,031
Variation in operating allowances	2	2	109	218
Other operating expenses	1,344	1,282	1,302	1,191

OPERATING INCOME	3,757	3,582	3,175	3,061

FINANCIAL REVENUES	682	651	584	769
Revenues from equity investments	27	26	26	33
Other financial revenues	416	397	282	366
Exchange gains (Note 4-g)	239	228	276	370

FINANCIAL EXPENSES	2,396	2,285	2,306	1,912
Financial expenses	1,572	1,499	1,628	1,663
Variation in investement valuation allowances	9	9	4	18
Exchange losses (Note 4-g)	815	777	674	231

FINANCIAL LOSS	(1,714)	(1,634)	(1,722)	(1,143)

Equity in the income of companies accounted for by the equity method	140	134	102	159
Equity in the losses of companies accounted for by the equity method	(238)	(227)	(220)	(106)
Amortization of consolidation goodwill	(372)	(355)	(289)	(272)

ORDINARY INCOME	1,573	1,500	1,046	1,699

NONOPERATING REVENUES (Note 18)	1,829	1,745	1,212	1,474
Gains on fixed assets	72	69	64	298
Gains on disposals of investment in fully or proportionally consolidated companies	1,118	1,066	152	232
Gains on disposals of investments in companies accounted for by the equity method	20	19	496	186
Capital subsidies transferred to income for the year	26	25	35	32
Nonoperating revenues or income	593	566	465	726

NONOPERATING EXPENSES (Note 18)	1,755	1,674	633	561
Losses on fixed assets	27	26	47	45
Variation in allowances for utility plant and intangible assets	150	143	33	(30)
Nonoperating expenses and losses	1,578	1,505	553	546

NONOPERATING INCOME	74	71	579	913

CONSOLIDATED INCOME BEFORE TAXES	1,647	1,571	1,625	2,612

Corporate income tax (Note 17)	458	437	88	618

CONSOLIDATED INCOME FOR THE YEAR	1,189	1,134	1,537	1,994

Income (Loss) attributed to minority interests (Note 13)	(143)	(136)	58	587

INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	1,332	1,270	1,479	1,407

Net earnings per share (euros)	1.26	1.20	1.40	1.33

The accompanying Notes 1 to 25 are an integral part of these consolidated statements of income.

ENDESA, S.A. AND SUBSIDIARIES

NOTES TO 2002 AND 2001

CONSOLIDATED FINANCIAL STATEMENTS

1.    GROUP DESCRIPTION

        Endesa, S.A. and its subsidiaries form the Endesa Group, whose corporate purpose is the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities forming the Group's corporate purpose, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its corporate purpose in Spain and abroad directly or through its holdings in other companies.

        The "Endesa Group Companies" section in the Exhibit to these notes to consolidated financial statements lists the companies composing the Endesa Group.

2.    GROUP STRUCTURE AND SCOPE OF CONSOLIDATION

  INTERNAL CORPORATE CHANGES

        On July 1, 2001, Endesa Generación, S.A. contributed several power plants to Viesgo Generación, S.L. and, subsequently, contributed the shares of Viesgo Generación, S.L. to Electra de Viesgo, S.L. Also, Endesa Distribución, S.A. contributed the full amount of its holding in Electra de Viesgo I, S.A. to Electra de Viesgo, S.L. The purpose of these contributions was to divest from Electra de Viesgo, S.L.

        On December 31, 2001, effective for accounting purposes from January 1, 2001, the corporate restructuring of Endesa Generación, S.A. was completed through the absorption by Endesa Generación, S.A. of Endesa Puertos, S.L. and the subsequent dissolution of the Litoral de Almería fossil-fuel plant, Los Barrios fossil-fuel plant and Ascó I nuclear plant joint property associations.

        In December 2001 the directors of Compañía Sevillana de Electricidad, S.A.U., Fuerzas Eléctricas de Cataluña, S.A.U., Eléctricas Reunidas de Zaragoza, S.A.U., Termoeléctrica del Ebro, S.A.U., Gas y Electricidad Distribución Eléctrica, S.A.U. and Unión Eléctrica de Canarias, S.A.U. approved the total spin-off of these companies into two lines of business, namely electricity distribution and transmission and commercial activities and services. The distribution business will be received by Endesa Distribución Eléctrica, S.L. and the commercial activities will be received by Endesa Operaciones y Servicios Comerciales, S.L. These spin-offs took place in 2002 and are effective for accounting purposes from January 1, 2002.

        On January 23, 2002, Endesa Internacional S.A and Endesa S.A contributed various European financial investments to Endesa Europa, S.L., including most notably the investments in Endesa Holding Italia S.R.L, Endesa Trading, S.A.U and Societé Nationale d'Electricité et de Thermique S.A. (Snet).

        These transactions relate only to an internal corporate changes, without giving rise to any gains or losses for the Group.

  CHANGES IN THE SCOPE OF CONSOLIDATION

        The consolidated Group is described in the Exhibit to these notes to consolidated financial statements.

        The changes in the scope of consolidation in 2001 were as follows:

  •
  The following companies were formed in 2001: Endesa Energía XXI, S.L., which is wholly owned by Endesa Energía, S.A. and which engages in the provision of services supplementary to the retail business; Endesa Financiación Filiales, S.A. and Teneguía Gestión Financiera, S. Comanditaria, which are owned 100% and 94.5%, respectively, by Endesa, S.A., and engage in the management of intercompany debts; and Transportadora de Energía, S.A. (TESA), which is wholly owned by the Brazilian utility CIEN. These companies were consolidated by the global integration method.

  •
  The Peruvian companies GENERALIMA and CABO BLANCO ceased to be carried by the equity method and were consolidated by the global integration method.

  •
  The Argentine companies Electricidad de Argentina (EASA) and Empresa Distribuidora y Comercializadora del Norte, S.A. (EDENOR), which had been carried by the equity method, were excluded from consolidation because they were sold.

  •
  In the third quarter of the year 2001 a 45.3% holding was acquired in ENDESA HOLDING ITALIA, which acquired all the shares of the Italian electric utility ELETTROGEN, which subsequently, following a merger by absorption, changed its name to ENDESA ITALIA.

  •
  In April a 30% holding was acquired in the French producer SOCIÉTÉ NATIONALE DE ÉLECTRICITÉ ET DU THERMIQUE (SNET).

  •
  In the third quarter of 2001 an additional holding was acquired in REPSOL, increasing the ownership interest to 3%.

  •
  T.P. Sociedade Termica Portuguesa, instead of being consolidated by the global consolidation method, was carried by the equity method because the holding therein was reduced to 50%.

        The main changes in the scope of consolidation in 2002 were as follows:

  •
  The acquisition by Endesa Europa, S.L. of an additional 5.7% holding in Endesa Holding Italia, S.R.L. increased the Endesa Group's ownership interest in this company to 51%. Consequently, Endesa Holding Italia, S.R.L. and its subsidiary Endesa Italia, S.R.L. were fully consolidated in the consolidated financial statements. In 2001 Endesa Holding Italia, S.R.L. had been accounted for by the equity method (A 45.3% of Endesa Holding Italia, S.R.L. was acquired in the third quarter of 2001).

  •
  In January 2002 the Endesa Group sold the 87.5% holding it had owned in Electra de Viesgo, S.L. as of December 31, 2001. As a result of this sale, Electra de Viesgo, S.L. was not consolidated in the Endesa Group's 2002 consolidated financial statements.

  •
  The Chilean wireless telephony company Smartcom, which is a wholly-owned investee of the Endesa Group, was accounted for by the equity method in 2002, together with the other associated telecommunications companies in which the Endesa Group has an ownership interest, since its effect on the Endesa Group's total aggregates is not material and because the Company's Strategic Plan considers that the investments in this industry do not form part of the Company's core activity.

3.    BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES

a)    True and fair view

        The consolidated financial statements as of December 31, 2002 and 2001, of Endesa, S.A. ("Endesa" or "the Company") and its subsidiaries composing the Endesa Group (referred to as a whole as "the Endesa Group" or "the Group"), which were prepared from the individual financial statements of the consolidated companies, are presented in accordance with the revised Corporations Law, the Spanish National Chart of Accounts, Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements, and Royal Decree 437/1998 approving the regulations adapting the Spanish National Chart of Accounts for electric utilities ("the Electricity Industry Chart of Accounts"), and the related implementing regulations, and present a true and fair view of the net worth and financial position of the consolidated Group and of the results of its operations and of the funds obtained and applied by it.

        Differences between Spanish GAAP and accounting principles generally accepted in the United States of America ("US GAAP") and their effect on the consolidated net income for each of the three years in the period ended December 31, 2002 and on the stockholders' equity as of December 31, 2002 and 2001 are set forth in Note 25.

        The consolidated financial statements of the Endesa Group and the individual financial statements of Endesa and of the subsidiaries as of December 31, 2002, have not yet been approved by the respective Stockholders' Meetings, although it is considered that they will be approved without any changes. The 2001 individual financial statements and, where applicable, consolidated financial statements of each of the companies consolidated were approved by the respective Stockholders' Meetings.

        The financial information expressed in U.S. dollars is presented for the convenience of the readers and in based on the Noon Buying Rate in New York City for cable transfer in euros as certified for customers purposes by the Federal Reserves Bank of New York on December 31, 2002 which was 0.9537 euros for each dollar. No representation is made those euros amounts could have been, or could be, converted into U.S dollars at the rate on December 31, 2002 or at any other rate.

b)    Consolidation principles

        The subsidiaries in which Endesa has direct or indirect holdings exceeding 50% were generally fully consolidated, unless they were not material with respect to giving a true and fair view of the GROUP.

        The unlisted companies between 20% and 50% owned by Endesa and the listed companies between 3% and 50% owned by Endesa are accounted for by the equity method, except for NUCLENOR which, despite being 50% owned, was, as in prior years, proportionally consolidated because it is a multigroup company. Also, the Economic Interest Groupings and the Joint Property Associations in which the Group has ownership interests are proportionally consolidated in the consolidated financial statements.

        The Exhibit to these notes to consolidated financial statements includes a detail of the fully consolidated companies and the companies accounted for by the equity method.

        The subsidiaries not consolidated in 2002 and 2001 because as a whole they are not material in respect of the true and fair view of the consolidated financial statements are listed in the Exhibit to these notes to consolidated financial statements and were valued at the lower of cost or market (see Note 4-d). Had these subsidiaries been consolidated, the consolidated assets, liabilities, net worth and income would not have varied materially.

        The operations of Endesa and of the subsidiaries were consolidated in accordance with the following basic principles:

1.
The consolidated financial statements include certain accounting adjustments to unify the accounting principles and procedures applied by the subsiadiries with those applied by the Parent Company. Specifically, unification was carried out by applying Spanish accounting principles to the accounts of the subsidiaries located outside Spain.

2.
All significant transactions and profits between the consolidated companies were eliminated in consolidation.

3.
The equity of minority interests in the net worth and results of the consolidated subsidiaries is included under the "Minority Interests" caption on the liability side of the consolidated balance sheet and under the "Income (Loss) Attributed to Minority Interests" caption in the consolidated statement of income, respectively.

4.
The first-time consolidation difference was calculated as the difference between the acquisition cost of the holdings and their underlying book value weighted by the percentage of effective ownership in each year, after the unification of accounting principles. Negative differences are recorded under the "Negative Consolidation Goodwill" caption and are only credited to income in the event of the unfavorable evolution of the results of the investee concerned or of the disposal of the related holding. Positive differences, once the unrealized gains, if any, relating to the assets of the subsidiary have been allocated, are recorded under the "Consolidation Goodwill "caption.

  Goodwill is amortized over 20 years, since this is deemed to be the average period over which the investments made will be recovered. Each year the recoverability of the net values recorded is analyzed. Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2002, the Group's directors considered that the goodwill recorded will be able to be recovered in full.

5.
The financial statements of foreign companies denominated in foreign currencies were translated to euros as follows: assets and liabilities at the year-end exchange rates, capital stock and reserves at the historical exchange rates and revenues and expenses at the average exchange rates for the period in which they arose. The resulting translation difference, net of the related tax effect, was included under the "Translation Differences" caption on the liability side of the consolidated balance sheet (see Notes 12 and 17).

  In translating the balance sheets of the Argentine subsidiaries as of December 31, 2001, the effect of the devaluation of the Argentine peso in January 2002, as explained in Note 4-g, was taken into account. The translation differences recorded in the consolidated financial statements as of December 31, 2001, as a result of this devaluation amounted to €356 million.

        The effect of the translation differences on the assets and liabilities in the consolidated balance sheet is included in the related notes to consolidated financial statements in the "Other" column.

4.    ACCOUNTING POLICIES

        The main valuation methods used in preparing the accompanying consolidated financial statements, in accordance with the Spanish National Chart of Accounts and the Electricity Industry Chart of Accounts, were as follows:

a)    Intangible assets

        Intangible assets are valued at cost and are generally amortized over five years.

        The hydroelectric power plants are operated under the temporary administrative concession system, under which at the end of the concession period the facilities must revert to the State in good working order. Also, the mines are operated under the administrative concession system for periods of at least 30 years, which may be extended subject to compliance with current legal requirements. The Group's directors consider that no reversion reserve needs to be recorded since the facility maintenance programs and land restoration plans ensure their good working and delivery condition at all times.

b)    Utility plant

        Utility plant is carried at cost revalued, in the case of assets in Spain, pursuant to the applicable enabling legislation, including Royal Decree-Law 7/1996 (see Notes 9 and 12).

        The capitalized costs include direct and indirect labor and financial expenses, the latter for projects with a construction period of more than one year. Including the nuclear fuel costs capitalized to the "Inventories" caption, €320 million and €330 million were capitalized in this connection in 2002 and 2001, respectively, and this amount is recorded under the "Expenses Capitalized" caption in the accompanying consolidated statements of income.

        The Company's directors consider that the book value of the assets does not exceed their market value, which is calculated on the basis of the future cash flows to be generated by the assets, including the remuneration for the transition to competition (see Note 9).

c)    Depreciation

        Depreciation of the utility plant is based on the following years of useful life:

	Average Years of Estimated Useful Life
	Assets in Spain	Assets Abroad
Hydroelectric power plants	35-65	45
Fossil-fuel power plants	25	30
Nuclear power plants	30	—
Transmission facilities	40	50
Distribution facilities	40	50

        The cost of the assets that will be recovered through the remuneration for the transition to competition is being allocated to operating income as the remuneration is received during the transitional period which ends in 2010 (see Note 6).

        Empresa Nacional de Residuos Radiactivos, S.A. (ENRESA) is responsible for the decommissioning of nuclear power plants and the treatment and final disposal of radioactive nuclear waste. ENRESA is funded by contributions of a specific portion of the electricity rate revenues. A contract between ENRESA and the electric utilities was executed on November 30, 1989, to formally document the transfer to ENRESA of responsibility for the treatment and final disposal of nuclear waste. Management of the Group considers that the costs that will be incurred until the aforementioned transfer will not be material. Consequently, no provision was recorded in this connection in the accompanying consolidated financial statements.

d)    Long-term financial investments

        The Group's holdings, which are recorded as long-term investments when not consolidated, regardless of its percentage of ownership, are presented individually at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or market. The market value is taken to be the underlying book value in the case of the holdings in unlisted companies and the lower of average market price in the last quarter or market price at the year-end in the case of the holdings in listed companies.

        Unrealized losses (market value lower than cost at year-end) are recorded under the "Allowances" caption on the asset side of the accompanying consolidated balance sheets.

        The investments in companies accounted for by the equity method are valued at the underlying book value corresponding to the Group's percentage of ownership. The net income or loss obtained through these companies each year is recorded under the "Equity in the Income/Losses of Companies Accounted for by the Equity Method" caption in the consolidated statement of income.

e)    Inventories

        Inventories (mostly coal) are valued at the lower of weighted average cost or market (see Note 11).

        Nuclear fuel is recorded at acquisition cost, which includes the capitalized financial expenses assigned to its financing, and is allocated to income on the basis of the amount burnt during the year.

f)    Capital subsidies

        The subsidies collected in connection with fixed assets are recorded as deferred revenues under the "Capital Subsidies" caption and are recognized annually by the straight-line method on the basis of the useful lives of the facilities to which they relate (see Note 14).

g)    Translation of foreign currency balances

        Foreign currency balances are translated to euros at the exchange rates prevailing at the transaction date. As of December 31 each year, the outstanding balances of these transactions are reflected in the consolidated balance sheet at the exchange rates ruling as of that date.

        Although as of December 31, 2001, the value of the Argentine peso was still legally tied to that of the U.S. dollar at a rate of ARP 1/US$ 1, the balances of the Argentine subsidiaries as of that date were translated taking the following into account:

        On January 6, 2002, the Argentine authorities enacted a law eliminating the fixed exchange rate between the Argentine peso and the U.S. dollar and established, with certain conditions, a floating exchange rate between the two currencies.

        This legal change immediately triggered a sharp drop in the value of the Argentine peso with respect to the U.S. dollar and, therefore, to other currencies. Consequently, in accordance with the accounting principle of prudence and with a ruling issued by the Spanish Accounting and Audit Institute (ICAC) on January 31, 2002, in response to an inquiry made to it in this connection, the Argentine peso balances in the consolidated balance sheet as of December 31, 2001, were translated at an exchange rate of ARP 1.7/US$ 1, relating to the first representative market value of the Argentine peso following the devaluation.

        The "Exchange Differences" caption in the 2001 consolidated statement of income includes €260 million arising from application of the exchange rate of ARP 1.7/US$ 1 to the U.S. dollar balances in the balance sheets of the Group companies in Argentina. The related effect on net income after taxes and minority interests amounted to €84 million.

        Exchange differences were recorded as follows:

a)
The Company arranges exchange rate hedges for its investments in foreign companies by financing these investments in the functional currency of the country concerned or in a currency closely correlated thereto. These hedges also ensure that the cash flow generated by the investment is sufficient to ensure repayment of the full amount of the interest and loan principal amounts throughout the term thereof.

  For debts considered to hedge investments outside Spain, the exchange differences multiplied by the percentage of correlation between the euro/functional currency exchange rate and the euro/U.S. dollar exchange rate are recorded under the "Translation Differences" caption in the accompanying consolidated balance sheets as a balancing item for the fluctuation in the exchange rates relating to hedged foreign assets, which are recorded in the same account. For these purposes, the hedging debt is deemed to be U.S. dollar debt financing assets in countries whose currencies have had a high historical correlation with the U.S. dollar and only up to the related degree of correlation. In 2002 and 2001 €30 million and €377 million, respectively, of exchange losses were recorded under the "Translation Differences" caption, after considering the related tax effect and the portion relating to minority interests.

b)
Other differences:

  b1) Exchange losses and exchange gains that have been realized or which offset the current year's or prior years' exchange losses are allocated to income.

  b2) Unrealized exchange gains are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet until they are realized.

h)    Monetary adjustment

        The value of nonmonetary assets and liabilities, including stockholders' equity and the balances of minority interests, relating to countries whose local accounting standards so permit (Chile, Colombia and Peru), are adjusted for inflation, against the "Monetary Correction" account, the balance of €163 million of which is included under the "Other Financial Revenues" caption in the 2002 accompanying consolidated statement of income. The effect of the monetary correction recorded by the subsidiaries located in the aforementioned countries on net income after taxes and minority interests amounted to €38 million. In 2001 €141 million were recorded as a monetary adjustment by the subsidiaries located in these countries.

        The effect of the monetary adjustment on the assets and liabilities is included in the respective notes in the "Other" column in the tables showing the variations during the year.

        Although Argentine accounting regulations approved the application of a monetary adjustment in 2002, pursuant to Spanish accounting regulations no monetary adjustment was made to the balances of the Argentine subsidiaries since it is considered that in 2002 the conditions required for treating Argentina as a hyperinflationary country did not exist.

i)
Provisions for commitments to employees

a)
Supplementary pension payments

  The Spanish Group companies generally have supplementary pension payment commitments to their employees.

  In accordance with current legislation, most of these commitments were externalized before November 16, 2002. The contributions for the externalization may be made progressively over a ten-year period

  The supplementary pension obligations which do not have to be externalized are included on the liability side of the accompanying consolidated balance sheet under the "Provisión for Contingencies and Expenses" caption. These liabilities relate mainly to defined-contribution commitments. These provisions were calculated using GRM/F-95 tables and an interest rate of 4%.

  In accordance with the Ministry of Economy and Finance Order dated December 29, 1999, the Group is deferring over 15 years the allocation to income of the effect of the reduction from 6% to 4% in the discount rate and of the use, mainly in 1999, of more up-to-date tables for its obligations to serving employees. €103 million and €121 million were recorded in this connection under the "Deferred Charges" caption on the asset side of the accompanying consolidated balance sheets in 2002 and 2001, respectively. The amortization recorded in this connection amounted to €17 million and €14 million in 2002 and 2001, respectively.

  The provision relating to commitments already externalized was retired from the consolidated balance sheet (see Note 15).

  In relation to the pension commitments to Endesa, S.A. employees, in 2000 an agreement was reached with the representatives of the welfare mutual fund Mutualidad de Previsión Social, the entity with which these pension commitments had been externalized, whereby these commitments were converted into an employment pension plan. All the contributions required to cover both past and future services have been made. The contributions made to cover future services were recorded under the "Long-Term Financial Investments" caption in the consolidated balance sheet

  Since their externalization, the annual contributions to the related pension plans are made directly with a charge to the "Personnel Expenses" caption in the consolidated statement of income. The contributions made in this connection in 2002 amounted to €39 million.

b)
Labor force reduction plans

  The Group has in progress labor force reduction plans, basically in Spain. The plans in Spain fall within the labor force reduction plans already approved.

  In Latin America, the terminations envisaged in the Enersis Group's strategic plan will be made gradually in accordance with the possibilities offered by the legislation in force in each country.

  The total estimated present value of the cost of the planned terminations is recorded under the "Provisions for Contingencies and Expenses" caption on the liability side of the accompanying consolidated balance sheets.

  In Spain, the provision recorded in this connection was based on the accounting legislation in force relating to the costs of transition to competition (see Note 6).

j)    Other provisions

        The provision for third-party liability relates to the estimated amount required for probable or certain third-party liability arising from outstanding obligations of undetermined amount. This provision is recorded when the liability or obligation giving rise to the indemnity or payment arises (see Note 15).

k)
Classification of debt

        In the accompanying consolidated balance sheets, debts maturing in under 12 months from year-end are classified as current liabilities and those maturing at over 12 months as long-term debt.

l)
Corporate income tax

        Corporate income tax is recorded as a period expense. This expense is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax credits. The difference between the corporate income tax expense and the tax payable is due to timing differences in the recognition of the expenses and revenues giving rise to prepaid or deferred taxes (see Note 17).

m)    Recognition of revenues and expenses

        Revenues and expenses are recognized on an accrual basis. However, in accordance with the accounting principle of prudence, only realized income is recognized at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

n)    Customer connection charges

        The Group records the extension charges included in the customer connection charges assigned to fixed assets under the "Deferred Revenues" caption in the consolidated balance sheet, and allocates them to income over the years of useful life of the assets financed thereby. The access charges included in the connection charges and the inspection and coupling charges are recorded as revenues in the year in which they are contracted, since they are not allocated to any fixed asset.

o)    Treasury stock

        Since there is no plan for the retirement of the shares of treasury stock of the Parent Company, they are valued at the lower of acquisition cost or underlying book value per the accompanying consolidated balance sheets, and a restricted reserve was recorded in this connection (see Note 12).

        If the cost of the shares of treasury stock is higher than their market value (taken to be the lower of year-end market price or average market price in the last quarter of the year), the provision required to cover this difference is charged to the "Nonoperating Income" caption in the consolidated statement of income. The remainder of the provisions recorded for the difference between the underlying book value and the lower of the cost or market value of the shares is charged to unrestricted reserves (see Note 12).

p)    Derivatives and hedging transactions

        The financial derivatives held by the Group relate to interest rate, exchange rate and electricity price or supply hedging transactions (since they are intended to eliminate or significantly reduce such risks in other transactions), and they are generally tied to the related underlying transactions. The premiums paid for these derivatives are deferred and charged to income each year by the interest method.

        The gains or losses arising during the term of these derivatives transactions are allocated to income by the same timing of recognition method as that used to record the gains or losses arising on the underlying transaction hedged by these derivatives.

        The Company values unmatured transactions at year-end, which are not deemed to be hedging transactions, and records the unrealized losses (acquisition price higher than market value), if any, in the consolidated statement of income.

        Exchange differences arising in the year and year-end exchange differences are recorded as described in Note 4-g.

q)    Methods used to allocate assets, liabilities, expenses and revenues to the business activities

        The various activities carried on by the Group were legally unbundled and, accordingly, the assignment of assets, liabilities, expenses and revenues relates to the companies engaging in these activities, and they are included as a separate business activity in the "Corporate Activities" column, which relates mainly to the activities of Endesa, S.A., Endesa Financiación Filiales, S.A. and to certain consolidation adjustments.

5.    INDUSTRY REGULATION

a)    Spain:

        The regulation of the Spanish electricity industry is basically provided for in Law 54/1997. The main features of the Law and subsequent implementing regulations are as follows:

  •
  Electricity is generated on a free-market basis, based on a system of bids tendered by the producers and a system of offers submitted by consumers eligible to choose their power supply source, ("elegible consumers") and by the distributors and retailers.

  •
  The system's economic and technical management, transmission and distribution remain regulated activities, and their remuneration is established by law in an official list of rates applicable throughout Spain.

  •
  The Law envisages the gradual deregulation of supply to eligible consumers. Since December 31, 2002, all consumers supplied at a voltage level of over 1,000 V whose annual consumption per point of supply or facility is equal to or higher than 1 GWh, have been deemed to be eligible customers, and all consumers will become eligible customers in 2003.

  •
  Law 54/1997 recognizes the existence of certain costs relating to the transition to a competitive market for the utilities owning the electricity production facilities that as of December 31, 1997, were included in the scope of application of Royal Decree 1538/1987 on the determination of the electricity rate for the electricity service management companies.

        Article 12 of Electricity Industry Law 54/1997 establishes that the activities for the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. However, regulations that cater for the specific costs and special features required to carry on production, transmission, distribution and retail management activities in the Balearic and Canary Islands and Ceuta and Melilla have not yet been passed.

        Article 94 of Law 53/2002, implemented by Royal Decree 1432/2002, established the methodology to be used in calculating the regulated rate for the period from January 1, 2003 through December 31, 2010.

        The aforementioned Royal Decree initially limited the annual variation in the average rate to a maximum of 1.40%. However, it establishes that if using an assumed straight-line recovery of CTCs it is observed that the uncollected balance thereof as of December 31, 2010, is not equal to zero, in calculating the average or reference electricity rate, the government will apply an increase equal to 1.40%.

        Additionally, an additional increase or reduction of up to 0.60%, is provided for as a result of the revision of the forecasts made in calculating the rate for the two previous years in relation to certain variables, provided that they exceed certain limits: demand at the end consumer (1%), interest rate for money (50 basis points), additional costs of the special regime premiums (5%) and the price of gas (5%).

        The new rate methodology expressly envisages as a cost to be taken into account in the calculation of the average or reference rate the cost relating to the shortfall in revenues from regulated activities prior to 2003. Based on this, through 2010, the annual payment necessary for straight-line recovery of the net present value of the payment made by the utilities to finance the shortfall relating to the regulated activities for 2000, 2001 and 2002 will be included as a cost in the rate.

        Accordingly, the utilities' right to recover the shortfalls arising in the period from 2000 through 2002, as a result of the fact that the revenues obtained in those years through the system rates and fees were not sufficient to cover the costs of the regulated activities, has been recognized. In the assignment of this shortfall to the utilities which have contributed thereto, the percentage attributed to ENDESA is 43.22%.

        ENDESA recognized €658 million in this connection, and this amount is recorded as an asset in the accompanying consolidated balance sheet (see Note 10). Of this amount, €86 million relate to the 2000 shortfall, which was deducted from 2000 income and, accordingly, it was recorded in 2002 as a revenue under the "Nonoperating Income" caption (see Note 18).

        Additionally, the Royal Decree establishing the rate methodology recognizes as an additional system cost, to be recovered together with the shortfall in revenues in the settlement of the mainland regulated activities for 2000, 2001 and 2002, the revisions of the compensation for the island and other nonmainland systems for 2000 and 2001.

        A nonoperating revenue of €128 million (see Note 18) and financial revenues of €5 million were recorded in this connection, and, accordingly, an asset of €133 million (see Note 10) has been recorded in the accompanying consolidated balance sheet in this connection.

        For the purposes of their settlement and collection, these amounts will be treated in the same way as the revenues from regulated activities. Additionally, it is expressly established that these costs can be securitized.

        In the Balearic and Canary Islands, a specific system, adapted to the conditions of nonmainland Spain and isolated island subsystems, and which establishes the mechanisms for calculating the costs recognized for the related utilities, applies.

b)    Latin America:

        The legislation of the Latin American countries in which the Group operates differs from one country to another; however the main features are as follows:

        Generation: in general, they are deregulated markets in which private-sector players take investment decisions freely based on the authorities' guidelines.

        In all the countries, there is a centralized dispatching system based on variable production costs which, depending on each country, are tied to U.S. dollars in varying degrees to determine the marginal generation price, except in Colombia where dispatching is based on bids tendered. In Argentina there is a margin whereby producers can set aside in their cost bid declarations up to 15% of the audited variable costs, and the regulator sets the maximum values.

        Distribution: in the five countries listed below, the selling price to non-eligible customers is regulated and is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price, which in certain cases is tied to fluctuations in the U.S. dollar. In Argentina, Chile and Peru the purchase price is tied to the marginal generation cost. In Brazil the purchase price is regulated, and prices are currently set by the regulator in two cases. The first relates to prices under contracts approved by the regulator which are known as "initial contracts" and the second relates to the "regulatory value", which is the reference price set by the regulator for different technologies and represents the highest price that can be charged by the distributor to its regulated customers. In Colombia the purchase price is negotiated directly with the producers, but the price charged to the end customer carries an efficiency surcharge for the distributors as a whole when the prices are agreed on with the producers.

        Eligible customers: the minimum supply thresholds at which electricity can be freely contracted in each country are as follows:

COUNTRY	MINIMUM MW
ARGENTINA	0.03
BRAZIL	3.0
CHILE	2.0
COLOMBIA	0.1
PERU	1.0

        Integration and concentration limits: vertical integration is generally allowed if the activities are unbundled for accounting purposes. However, in Argentina there are restrictions on producers or distributors being majority stockholders of transmission companies. In Peru companies with an ownership interest of over 5% in a given business require authorization from the regulator to acquire a holding in a company operating in a different business segment. In Colombia companies formed after 1994 may not be vertically integrated, and there are restrictions on producers or distributors being majority stockholders of transmission companies. In Brazil the integration of generation and distribution is limited to 30%.

        As regards concentration, in Argentina there is no clear limit in the case of horizontal concentration. The law only safeguards competition, and expressly prohibits acts involving unfair competition or abuse of dominant position in the market. The legislation in force establishes that the regulator must authorize consolidations or mergers between players in the same business segment. In Brazil there are limits on concentration for both generation and distribution, and at both national and electricity subsystem level. At national level concentration is confined to 20% for both generation and distribution; at electricity subsystem level the limits are 35% in the North and North East subsystems, and 25% in the South-South East and Central-West subsystems. In Peru there is no limit on concentration, and authorization is only required from the regulator for the acquisition of another company when, including the company acquired, the ownership interest in the segment concerned exceeds 15%. There are currently no limits in Chile. In Colombia the maximum limit for horizontal concentration is 25% of the industry taken as a whole.

        Network access: in Argentina, Brazil, Colombia and Peru access rights and the related fee or access price are regulated by the relevant authority. In Chile access to the transmission network and the related access price are freely negotiated in accordance with a procedure established in the related legislation.

6.    COSTS OF TRANSITION TO COMPETITION AND REMUNERATION FOR THE TRANSITION TO COMPETITION

        Remuneration for the transition to competition was regulated by Transitional Provision Six of Law 54/1997, the wording of which was modified by Article 107 of Law 50/1998 and, subsequently, by Royal Decree Law 2/2001.

a)    Concept

        In order to ensure a smooth transition to competition, Transitional Provision Six of Law 54/1997 established a maximum period of ten years from the entry into force of the Law over which the existence of costs relating to the transition to the competitive market envisaged in Law 54/1997 are recognized for the companies owning the electricity production facilities which as of December 31, 1997, were included in the scope of application of Royal Decree 1538/1987 on the determination of the electricity rate for the electricity service management companies. These costs are known as "Costs of Transition to Competition" (CTCs), and their recovery is provided for through the remuneration for transition to competition.

        These costs are the result of comparing the remuneration that the companies would have received from their generation facilities under the former ratemaking system, which guaranteed recovery of the related investments, operating and maintenance costs, overheads and fuel costs and a return on the capital invested, with the flow of discounted revenues that they would obtain under market conditions. An efficiency factor of 32.5% was applied across-the-board for all the utilities. Also, certain costs relating to coal stocks and a premium for the use of Spanish coal were also recognized.

b)    Maximum amount of the remuneration

        Law 54/1997 stated that the overall base present value of the remuneration as of December 31, 1997, could not exceed €11,951 million. This amount was reduced to €10,438 million by subsequent legislation. The maximum overall amount as of December 31 of each year of the components referred to in the preceding point will be calculated by adjusting the maximum overall base amount as of December 31 of the preceding year by the average three-month EURIBOR for the year.

        The overall base amount as of December 31, 1997, comprised the following components:

  1)
  The maximum amount of the allocation for consumption of local coal, the present value of which as of December 31, 1997, amounted to €1,775 million, payable to the production units which have effectively consumed local coal.

  2)
  The maximum amount of the technological costs of transition to competition, the present value of which amounted to €8,664 million as of December 31, 1997.

c)     Procedure and recovery period

        Law 54/1997 established that, during the transitional period from 1998 to 2007, the utilities owning the electricity production facilities that as of December 31, 1997, were included in the scope of application of Royal Decree 1538/1997 would receive an amount of remuneration defined as the difference between the average revenues obtained by the aforementioned utilities through the electricity rate and the remuneration for the production activity recognized under the Electricity Industry Law.

        In 1999 and 2000 Article 107 of Law 50/1998, which modified the way in which the remuneration for transition to competition was paid, was in force. This Law established that 23.81% of the technological costs of transition to competition would be recovered through 2007 by the system of differences previously established (differences between the actual revenues obtained by the utilities and those that they would have obtained under the system in force through the introduction of competition) and the remaining 76.19% would be recovered by the assignment of 4.5% of billings, without any time limit.

        Royal Decree Law 2/2001 eliminated the assignment of 4.5%, returning to a situation in which all the technological costs of transition to competition would be treated as a maximum amount to be recovered through the previously established system of differences with a time limit through December 31, 2010.

        If the average annual generation price is higher than €0.03606 (Pts.6)/kWh, this excess will be deducted from the value of the remuneration for transition to competition not yet received.

d)    Accounting treatment

        For accounting purposes, the remuneration will cover, in the following order, the items described below:

  1)
  The amount by which the book value of the electricity plant exceeds its market value, taken to be the value that the companies will foreseeably recover through the generation of revenues, net of the costs and expenses required to obtain these revenues, discounted at the discount rate established for the calculation of the maximum overall amount of the remuneration for the transition to competition.

  2)
  Exchange differences and electricity industry accrual accounts arising under the former regulatory system and which were recorded on the asset side of the balance sheet as of December 31, 1997.

  3)
  The necessary provisions for contingencies and expenses relating to restructuring plan expenses to be incurred in future years as a result of the transition to competition of the electric utilities.

        The amounts indicated above that were not covered by the remuneration were retired from the balance sheet in 1997 or 1998 with a charge to reserves at fully consolidated companies, minority interests and prepaid taxes, as follows.

	Reserves	1997 Minority Interests	Prepaid Taxes	Reserves	1998 Minority Interests	Prepaid Taxes
Fixed assets				4		2
Deferred charges:
– Exchange differences	1		1
– Accruals and other				37	5	23
– Restructuring expenses	416	107	256	100	12	52

        A Ministry of Economy Order dated March 28, 2001, provided for the possibility of writing off against reserves the amount of the capitalized costs of transition to competition which would be recovered through the remuneration as of December 31, 2000, whose recovery was not considered to be reasonably assured through the remuneration for the transition to competition arising solely as a result of the elimination by Royal Decree Law 2/2001 of the assignment of 4.5% of billings for electricity sales to consumers.

        In this respect, under the provisions of the aforementioned Ministerial Order, the 2000 consolidated statement of income was prepared without taking into account the effects of Royal Decree Law 2/2001 including the analysis of the recoverability, in the aforementioned situation, of the costs of the assets to be offset with the CTCs under various assumptions in relation to the evolution of electricity rates, demand for electricity, pool prices, interest rates, etc. Subsequently, the Company's directors, in accordance with the accounting principle of prudence, considered that in the event of the unfavorable evolution of the assumptions made, the amount of the cost of assets to be offset through the remuneration as of December 31, 2000, which would not be recovered as a result of the elimination of the assignment of 4.5% of billings by Royal Decree Law 2/2001 would amount to €1,899 million, and this amount was charged off against reserves as of December 31, 2000. Of this amount, €172 million relate to the account receivable recorded in 1999 and 2000 as a result of the recording of the revenues for remuneration for transition to competition which exceeded the amount collected based on the recovery rate established, and the remaining €1,727 million to labor force reduction expenses.

        The charge to reserves was reduced by €665 million due to the tax effect of the aforementioned adjustment and, accordingly, the net effect on reserves amounted to €1,234 million.

        Despite this accounting treatment, which was applied solely on the basis of utmost prudence, the Company's directors consider that the costs of transition to competition constitute an irrevocable right of the Company, and that all the necessary steps will be taken to ensure that the maximum amount assigned is recovered in full.

        If the amount of the remuneration for transition to competition recovered in the future exceeds the amount estimated to record the accounting entry against reserves, the excess will also be recorded in reserve accounts.

        After making the adjustments indicated above, the costs of transition to competition covered by the remuneration for the transition to competition were as follows:

	Electricity Plant			Deferred Charges for the Transition to Competition			Total
	Beginning Balance	Allocation to Income	Ending Balance	Beginning Balance	Allocation to Income	Ending Balance	Beginning Balance	Allocation to Income	Ending Balance
	Millions of Euros
1998	2,102	(126)	1,976	915	(57)	858	3,017	(183)	2,834
Adjustments			(147)			517			370
Total 12/31/98			1,829			1,375			3,204
1999	1,829	(132)	1,697	1,375	(102)	1,273	3,204	(234)	2,970
Adjustments						987			987
Total 12/31/99			1,697			2,260			3,957
2000	1,697	(150)	1,547	2,260	(204)	2,056	3,957	(354)	3,603
Adjustments			(22)			11			(11)
Charged to reserves						(1,727)			(1,727)
Total 12/31/00			1,525			340			1,865
2001	1,525	(118)	1,407	340	(26)	314	1,865	(144)	1,721
Total 12/31/01			1,407			314			1,721
2002	1,407	(81)	1,326	314	(20)	294	1,721	(101)	1,620
Effect of sale of Viesgo			(105)			—			(105)
Total 12/31/02			1,221			294			1,515

        The adjustments made to electricity plant in 1998 and 2000 related mainly to the effect arising from the new estimate of the rate at which the value of the assets will be recovered through the market, based on the market situation.

        The adjustments made in 1998 to deferred charges related to the additional provisions to cover the cost of the labor force reduction plans agreed on in 1998. The adjustments made in 1999 and 2000 included the cost of the labor force reduction plans agreed on in 2000.

        The Company's directors consider that, based on the estimates made of the trend in electricity system revenues and of the CTC collections, the amounts included in the foregoing table, which are recorded on the asset side of the consolidated balance sheet as of December 31, 2002, will be able to be recovered in full.

e)     Evolution of the outstanding amounts recoverable through the remuneration

        The detail of the balance of the remuneration recoverable since the remuneration was first introduced is as follows:

	1998	1999	2000	2001	2002
	Millions of Euros
Beginning balance	4,388	4,313	4,095	3,768	3,631
Effect of sale of Viesgo	—	—	—	—	(224)
Accrued interest	221	130	170	157	111
Collections	(296)	(348)	(267)	(25)	—
Amount exceeding 0.03606 (Ptas. 6) per /kWh	—	—	(192)	(214)	(709)
Rate shortfall	—	—	170	—	475
Recognition of shortfall					(610)
Prior years' adjustments	—	—	(208)	(55)	4
Ending balance	4,313	4,095	3,768	3,631	2,678

        Of the outstanding amount recoverable as of December 31, 2001, €224 million relate to the VIESGO Group and, accordingly, the remuneration recoverable was reduced by this amount in January 2002.

        In 1998 the related amounts of the 1998 electricity rate were recorded as revenues from remuneration for the transition to competition. The cost of the assets covered by this remuneration was depreciated in 1998 at a rate of 6.52%, the coefficient established in the schedule for recovery of this remuneration for 1998, since this coefficient was higher than the principal amount of the remuneration for the transition to competition collected in 1998.

        In 1999 and 2000 the amount of the remuneration for the transition to competition to be recovered by the system of differences was recorded, as in 1998, for the related amount of each year's electricity rate; however the amount to be recovered through the 4.5% of the electricity rate was recorded as a revenue based on the recovery rate of the established nine-year period, the recovery rates being 7.19% for 1999 and 8.22% for 2000. The related expenses for those years were amortized by the same percentages.

        Based on this method, in 1999 and 2000 revenues relating to the remuneration for the transition to competition amounting to €395 million and €420 million, respectively.

        In 2001 and 2002 the CTC revenues were recorded for the related amount of the electricity rate for each year. Since these revenues were lower than those envisaged in the established recovery schedule, the percentages of 7.75% and 6.24% envisaged for 2001 and 2002, respectively, in the schedule were applied in depreciating the cost of the assets to be recovered through the CTCs.

        In the coming years, the cost of the assets recoverable through the CTCs will be depreciated on the basis of the percentage, which the revenues represent of the total unrecovered remuneration, applying the minimum recovery schedule percentage:

        This recovery schedule was calculated in accordance with the projected recovery of CTCs included in the Economic Report accompanying Royal Decree 1432/2002, which establishes the method for calculating the rate for 2003 - 2010, as follows:

Year	Percentage of Projected Total
2003	1.26
2004	3.69
2005	5.04
2006	7.62
2007	9.41
2008	22.91
2009	24.41
2010	25.66

TOTAL	100.00

7.     CONSOLIDATION GOODWILL

        The detail, by company, of the consolidation goodwill as of December 31, 2002 and 2001, is as follows:

	2000	Additions	Retirements and Amortization	Other	2001	Additions	Retirements	Amortization	Other	2002
	Millions of Euros
ENERSIS GROUP	2,374	—	(133)	(176)	2,065			(123)	(512)	1,430
ENDESA CHILE	1,295	—	(71)	(61)	1,163			(64)	(233)	866
CERJ	209	—	(6)	—	203	14		(13)	(2)	202
CHILECTRA	233	7	(13)	(11)	216			(11)	(43)	162
SMARTCOM	423	—	(29)	1	395		(317)	(21)	1	58
RETEVISIÓN	251	—	—	(251)	—
AUNA	—	—	(17)	300	283	123		(20)	(1)	385
REPSOL	—	109	(3)	—	106			(5)		101
EASA	19	—	—	(19)	—
SNET	—	284	(9)	—	275			(14)		261
ENDESA HOLDING ITALIA	—	773	(10)	—	763			(77)	774	1,460
OTHER	131	1	(4)	(54)	74	8	(21)	(7)	(9)	45

TOTAL	4,935	1,174	(295)	(271)	5,543	145	(338)	(355)	(25)	4,970

        Extraordinary amortization of the goodwill relating to Smartcom amounting to €317 million was taken as a result of the decline in value of companies in the telecommunications industry. This amount was allocated to the "Nonoperating Expenses" caption in the accompanying consolidated statement of income (see Note 18).

        In 2002 goodwill of €774 million relating to ENDESA Holding Italia was recorded as a result of the full consolidation of this company

8.     INTANGIBLE ASSETS

        The variations in intangible assets in 2002 and 2001 were as follows:

	2002	2001
	Millions of Euros
Beginning balance	525	453
Inclusion/Exclusion of other companies in/from consolidation	46	(18)
Additions	98	142
Amortization and retirements	(86)	(70)
Other	(81)	18

Ending balance	502	525

9.     UTILITY PLANT

        The detail of the book value of the utility plant and of the related accumulated depreciation as of December 31, 2002 and 2001, is as follows:

	2002			2001
	Cost	Accumulated Depreciation	Construction Work in Progress	Cost	Accumulated Depreciation	Construction Work in Progress
	Millions of Euros
Land and structures	1,961	(881)		1,636	(495)
Electricity Plant	46,358	(22,241)	1,965	48,216	(21,904)	2,035
– Hydroelectric power plants	10,709	(4,082)	276	11,891	(4,504)	334
– Fossil-fuel power plants	10,640	(6,883)	219	10,187	(5,986)	305
– Nuclear power plants	8,206	(4,652)	64	8,169	(4,376)	37
– Combined-cycle power plants	859	(67)	602	—	—	—
– Other alternative power plants	273	(57)	13	192	(47)	332
– Transmission facilities	1,731	(672)	139	1,386	(528)	264
– Distribution facilities	12,730	(5,191)	531	14,738	(5,828)	604
– Dispatching and energy control centers	500	(317)	44	509	(317)	44
– Other electricity facilities	710	(320)	77	1,144	(318)	115
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,678	(1,120)	248	1,911	(1,306)	224

Total	49,997	(24,242)	2,213	51,763	(23,705)	2,259

        Also, allowances recorded for utility plant amount to €227 million and €165 million in 2002 and 2001, respectively.

        The variations in 2002 and 2001 in the utility plant in service, in the related accumulated depreciation and in construction work in progress were as follows:

UTILITY PLANT IN SERVICE	Balance at 12/31/00	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/01	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/02
	Millions of Euros
Land and structures	1,471	5	90	(21)	116	(25)	1,636	525	11	(40)	10	(181)	1,961
Technical electricity installations	47,926	103	419	(285)	1,535	(1,482)	48,216	1,619	484	(225)	1,553	(5,289)	46,358
– Hydroelectric power plants	11,949	—	150	(7)	11	(212)	11,891	790	152	(3)	167	(2,288)	10,709
– Fossil-fuel power plants	10,190	67	54	(106)	562	(1,303)	9,464	1,672	57	(155)	42	(440)	10,640
– Combined-cycle power plants	—	—	—	—	—	731	731	—	14	—	429	(315)	859
– Nuclear power plants	8,136	—	15	—	19	(1)	8,169	—	14	—	15	8	8,206
– Other alternative power plants	114	33	—	(3)	45	3	192	—	—	(1)	85	(3)	273
– Transmission facilities	1,114	—	31	(24)	297	(32)	1,386	(18)	163	(4)	389	(185)	1,731
– Distribution facilities	14,641	(3)	53	(67)	682	(568)	14,738	(744)	28	(26)	410	(1,676)	12,730
– Dispatching and energy control centers	592	—	3	(74)	(8)	(4)	509	(39)	—	(6)	30	6	500
– Other electricity installations	1,190	6	113	(4)	(73)	(96)	1,136	(42)	56	(30)	(14)	(396)	710
Other installations, machinery, tools and furniture	1,814	184	30	(31)	(43)	(43)	1,911	(47)	33	(95)	51	(175)	1,678

TOTAL	51,211	292	539	(337)	1,608	(1,550)	51,763	2,097	528	(360)	1,614	(5,645)	49,997

ACCUMULATED DEPRECIATION	Balance at 12/31/00	Inclusions/Exclusions	Provisions	Retirements	Transfers	Other	Balance at 12/31/01	Inclusions/ Exclusions	Provisions	Retirements	Transfers	Other	Balance at 12/31/02
Land and structures	(482)	—	(27)	8	—	6	(495)	(336)	(46)	19	—	(23)	(881)
Technical electricity installations	(21,126)	(11)	(1,605)	189	(26)	675	(21,904)	(639)	(1,424)	148	(4)	1,582	(22,241)
Other installations, machinery, tools, furniture and other tangible assets	(1,190)	(38)	(94)	(56)	27	45	(1,306)	16	(107)	90	4	183	(1,120)

TOTAL	(22,798)	(49)	(1,726)	141	1	726	(23,705)	(959)	(1,577)	257	—	1,742	(24,242)

CONSTRUCTION WORK IN PROGRESS	Balance at 12/31/00	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/01	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/02
Electricity Plant	1,836	11	1,757	(18)	(1,423)	(128)	2,035	62	1,761	(1)	(1,576)	(316)	1,965
Other fixtures, machinery, tools, furniture and other tangible assets	320	—	106		(185)	(17)	224	(33)	101	(2)	(38)	(4)	248

TOTAL	2,156	11	1,863	(18)	(1,608)	(145)	2,259	29	1,862	(3)	(1,614)	(320)	2,213

        On December 31, 1996, most of the Group companies in Spain revalued their fixed assets pursuant to Royal Decree-Law 7/1996. The net increase in value resulting from these revaluations will be depreciated over the tax periods in the remaining useful lives of the revalued assets. The 1996 revaluations increased the 2002 and 2001 depreciation charge by approximately €175 million and €209 million, respectively.

        Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their utility plant is subject and any possible claims that may be filed against them in carrying on their business activities. It is considered that these policies sufficiently cover the risks to which their assets are subject.

        The directors of Endesa, based on their best estimates of the cash flows that will be generated by their assets, together with the revenues arising from the remuneration for the transition to competition, consider that there is no doubt that the amounts recorded as of December 31, 2002, in the utility plant accounts will be recovered.

        In November 2002 Endesa assumed a commitment to sell most of its mainland transmission assets in Spain to Red Eléctrica de España for €950 million, of which €485 million were collected as an advance in 2002. The book value of these assets as of December 31, 2002, amounted to €425 million. The transfer will be formalized when the related administrative authorizations have been obtained.

10.    LONG-TERM FINANCIAL INVESTMENTS

        The detail of this caption as of December 31, 2002 and 2001, excluding the prepaid taxes (see Note 17) and of the variations therein in 2002 and 2001 is as follows:

LONG-TERM INVESTMENTS	Balance at 12/31/00	Period Additions	Inclusions in/ Exclusions from Consolidation	Companies Accounted by the Equity Method	Divest- ments	Transfers and Other	Balance at 12/31/01	Period Additions	Inclusions in/ Exclusions from Consolidation	Companies Accounted by the Equity Method	Divest- ments	Transfers and Other	Balance at 12/31/02
	Millions of Euros
Investments accounted for by the equity method	1,177	2,147	(7)	(150)	(316)	(845)	2,006	496	(9)	(133)	(1)	(321)	2,038
SPAIN:
AUNA (formerly RETEVISIÓN)	240	498	0	(198)	0	(24)	516	432	0	(160)	0	(98)	690
SMARTCOM	0	0	0	0	0	0	0	57	0	(53)	0	174	178
REPSOL	0	194	0	0	0	241	435	0	0	60	0	(63)	432
ENDESA HOLDING ITALIA	0	999	0	28	0	(773)	254	0	0	0	0	(254)	0
SNET	0	452	0	6	0	(284)	174	0	0	2	0	0	176
AGBAR	120	0	0	13	0	(2)	131	0	0	9	0	(28)	112
RED ELÉCTRICA	77	0	0	0	0	0	77	0	0	3	0	0	80
NQF GAS	21	0	0	0	0	0	21	0	0	0	0	0	21
ABROAD:
INFRAESTRUCTURA. 2000	0	0	0	1	0	63	64	0	0	1	0	(14)	51
NOPEL	63	0	0	(6)	0	4	61	0	0	(8)	0	(8)	45
TEJO	42	0	0	7	0	(1)	48	0	0	5	0	0	53
GAS, NORESTE	52	0	0	(8)	0	3	47	0	0	4	0	(8)	43
GAS, ATACAMA	32	0	0	6	0	1	39	0	0	5	0	(7)	37
YACILEC	13	0	0	1	0	0	14	0	0	0	0	(3)	11
INV ELÉCTRICA QUILLOTA	14	0	0	(1)	0	0	13	0	0	1	0	(3)	11
ELECAR	0	0	0	0	0	0	0	0	0	0	0	0	0
CIEN	0	0	0	0	0	0	0	0	0	0	0	0	0
CEMSA	0	0	0	0	0	0	0	0	0	0	0	0	0
EDENOR	170	0	0	0	(170)	0	0	0	0	0	0	0	0
ELECTRICIDAD DE ARGENTINA	142	0	0	0	(137)	(5)	0	0	0	0	0	0	0
INVERSIONES ELECTROGAS	0	0	0	0	0	10	10	0	0	1	0	(2)	9
CABO BLANCO	31	0	0	0	0	(31)	0	0	0	0	0	0	0
GENERALIMA	30	0	0	0	0	(30)	0	0	0	0	0	0	0
Other investments accounted for by the equity method	130	4	(7)	1	(9)	(17)	102	7	(9)	(3)	(1)	(7)	89
Loans to companies accounted by the equity method	467	40	0	0	(184)	19	342	11	0	0	(30)	(275)	48
Long-term investment securities	1,096	120	13	0	(56)	(521)	652	30	0	0	(22)	(121)	539
Other investments	694	584	0	0	(122)	(46)	1,110	829	0	0	(101)	(161)	1,677
Allowances	(126)	(59)	7	0	43	46	(89)	(17)	0	0	5	(3)	(104)
Total	3,308	2,832	13	(150)	(635)	(1,347)	4,021	1,349	(9)	(133)	(149)	(881)	4,198

        In 2001 additional shares of REPSOL were acquired for €194 million, increasing the ownership interest to 3%, which is recorded under the "Investments Carried by the Equity Method" caption.

        In April 2001 a 30% holding in SOCIÉTÉ NATIONALE D'ÉLECTRICITÉ ET DU THERMIQUE (SNET) was acquired for €452 million, and this holding is carried by the equity method. Endesa arranged with CHARBONNAGES DE FRANCE (CDF), which owns 51.3% of SNET, a call option whereby Endesa can ask CDF to sell its remaining SNET shares to the Company in the period from January 1, 2003 to January 1, 2004, at a pre-established reference price. If CDF does not agree to sell its holding within six months, it is obliged to acquire Endesa's holding. Also, Endesa and CDF arranged a put option whereby CDF can ask Endesa to acquire its remaining SNET shares before January 1, 2004, at an initially agreed on price. If Endesa does not agree to acquire these shares within three months, it must sell its shares. On September 2, 2002, CdF exercised its option under the terms initially agreed on.

        In view of the changes in SNET's situation that have taken place since these agreements were entered into, Endesa has commence negotiations with the aforementioned selling company to assess the possibility of acquiring the shares which are still owned by CdF under conditions and terms different from those initially agreed upon. No response had been received to this proposal at the date of preparation of these consolidated financial statements. The Company's directors consider that despite the changes in SNET's situation, based on the guarantees provided for in the purchase agreement entered into in 2001, the value for this holding recorded as of December 2002, will be recovered.

        In September 2001 Endesa Holding Italia, S.R.L. was incorporated. The purpose of this company, in which Endesa has a 45.3% holding acquired for €999 million, is to acquire all the shares of the Italian electricity producer ELETTROGEN. This company was carried by the equity method, since, based on the stockholder structure as of December 31, 2001, Endesa was not able to appoint a majority of the company's Board members.

        In 2002 Endesa acquired an additional 5.7% holding in ENDESA Holding Italia from SCH for €127 million. As a result of this acquisition Endesa now owns 51% of this company's shares and, accordingly the holding was retired from long-term investments and was fully consolidated.

        Endesa arranged with SCH, which now has a holding of 34.3% in ENDESA Holding Italia, an option to acquire the full amount of this holding, which can be exercised, fully or partially, at any time from the date on which the bank subscribed and paid its holding in September 2001 through the fifth anniversary of that date, and granted the bank a put option on the full amount of its holding, which can be exercised from the fifth year from the aforementioned subscription date onwards The price of exercising the two options is based on the acquisition price of Endesa's initial holding in Endesa Holding Italia, S.R.L.

        The main investments made in 2002 were the acquisition from Telecom Italia of an additional 2% holding in AUNA for €159 million. The Group also subscribed the capital increases carried out at AUNA for an investment of €273 million. Also, Endesa has an option to acquire from SCH for an additional 5.5% of the capital of AUNA, which can be exercised through July 2003 and, if the aforementioned option is not exercised, SCH has an option to sell a holding of 3% to Endesa. The two options are based on the prices for which the holding was acquired from Telecom Italia. Also Smartcom shares were subscribed for €57 million.

        The investments in 2001 recorded under the "Other Loans" caption include most notably a deposit of €151 million to cover and assure the amount of the future contributions to Endesa's employment-based pension plan, and the subscription of fixed-income securities for €100 million by TENEGUÍA GESTIÓN FINANCIERA, S. COMANDITARIA. Also, in 2001 the Group sold its holdings in the Argentine companies EDENOR and Electricidad de Argentina, giving rise to a gain of €494 million which was recorded under the "Nonoperating Income" caption in the consolidated statement of income (see Note 18).

        As of December 31, 2001, the agreements entered into in 2000 for the acquisition of the Dutch distributor NRE for €400 million and of all the shares of the Dutch company N.V Regionale Energie Maatschappij Utrecht ("REMU"), owned by the Utrecht City Council, for €1,145 million had not yet been performed. The performance of these transactions was subject, inter alia, to the approval of the Dutch Ministry of Economic Affairs, based on the changes made recently to Dutch electricity industry legislation. The new criteria that the aforementioned authorities could consider in order to permit the transactions were key to the conclusion of the acquisitions by the parties.

        In 2002 the acquisition commitments which ENDESA had in relation to the Dutch companies NRE and REMU were definitively resolved, as a result of substantial changes in the regulatory framework of the Dutch electricity industry. No amount was paid in connection with these transactions.

        The balance of the "Other Loans" account as of December 31, 2002, includes €587 million of the financing of the shortfall in revenues from regulated activities for 2000, 2001 and 2002 and €119 million of compensation to offset the additional costs of the nonmainland systems which are recoverable in a period of more than one year (see Note 5-a). The "Short-Term Investments" caption on the asset side of the accompanying consolidated balance sheet includes €71 million and €14 million, respectively, relating to the amounts to be recovered in connection with this in 2003.

        Below, there is a detail of the loans to companies accounted by the equity method for the years ended December 31, 2002 and 2001, respectively.

Subsidiary	Balance at 12/31/2002	Average interest in 2002	Balance at 12/31/2001	Average interest in 2001
	(millions of euros)
Megasa	11	3.9%	8	4.6%
Senda Ambiental	2	4.4%	3	5.2%
Enditel	15	4.4%	24	5.3%
Soprolif	5	10.5%	5	10.5%
Atacama Finance Co.	—	—	284	6.3%
Puignerel Ecyr	3	4.5%	3	5.76%
Foraneto	1	4.5%	1	5.37%
Rencat	1	4%	1	4.76%
Others	10	—	13	—

Loans to companies accounted for by the equtiy method	48		342

11.    INVENTORIES

        The detail of this caption as of December 31, 2002 and 2001, and the variations therein in 2002 and 2001 is as follows:

	2002			2001
	Cost	Allowance for Decline in Value	Net	Net
	Millions of Euros
Fuel stocks	562	(16)	546	467
-Nuclear fuel	237		237	227
-Other	325	(16)	309	240
Materials	224	(15)	209	256
Advances to suppliers	8		8	9

TOTAL	794	(31)	763	732

        Endesa has entered into an agreement with Gas Natural, S.A., whereby, inter alia, the latter undertakes to supply gas to the Endesa Group's fossil-fuel plants. This agreement will come into force when the first combined cycle plant comes into service. This agreement contains "take or pay" clauses. Since the Company considers that it will be able to fulfil these commitments, it does not expect any contingency to arise in this connection.

12.    STOCKHOLDERS' EQUITY

        The detail of the balances of this caption as of December 31, 2002, 2001 and 2000, and of the variations therein in 2002, 2001 and 2000 is as follows:

				Other Reserves of the Controlling Company
							Reserves at Companies Consolidated by the Global or Proportional Integration Method		Translation Differences at Companies Carried by the Global Integration Method
								Reserves at Companies Carried by the Equity Method
	Capital Stock	Additional Paid-in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock				Income for the Year	Interim Dividend	Total
	Millions of Euros
Balance at December 31, 1999	1,271	1,376	1,719	3,384	544	63	517	—	(607)	1,278	(228)	9,317

Distribution of 1999 income
-Interim dividend	—	—	—	—	—	—	—	—	—	(228)	228	—
-Final dividend	—	—	—	—	—	—	—	—	—	(395)	—	(395)
-Other reserves	—	—	—	296	23	—	328	8	—	(655)	—	—
Transfers	—	—	—	32	—	(32)	(32)	32	—	—	—	—
Translation differences	—	—	—	—	—	—	—	—	(391)	—	—	(391)
Application of Ministerial Order of 03/28/01(see Note 6)	—	—	—	(708)	—	—	(527)	—	—	—	—	(1,235)
Other (*)	—	—	—	5	—	—	184	—	—	—	—	189
2000 income	—	—	—	—	—	—	—	—	—	1,407	—	1,407
2000 interim dividend	—	—	—	—	—	—	—	—	—	—	(254)	(254)

Balance at December 31, 2000	1,271	1,376	1,719	3,009	567	31	470	40	(998)	1,407	(254)	8,638

(*)
Relating mainly to the monetary adjustment of Latin American companies (see Note 4-h).

				Other Reserves of the Controlling Company
							Reserves at Companies Consolidated by the Global or Proportional Integration Method		Translation Differences at Companies Carried by the Global Integration Method
								Reserves at Companies Carried by the Equity Method
	Capital Stock	Additional Paid-in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock				Income for the Year	Interim Dividend	Total
	Millions of Euros
Balance at December 31, 2000	1,271	1,376	1,719	3,009	567	31	470	40	(998)	1,407	(254)	8,638

Distribution of 2000 income
-Interim dividend	—	—	—	—	—	—	—	—	—	(254)	254	—
-Final dividend	—	—	—	—	—	—	—	—	—	(433)	—	(433)
-Other reserves	—	—	—	23	—	—	676	21	—	(720)	—	—
Transfers	—	—	—	(70)	—	70	34	—	(34)	—	—	—
Provisions for treasury stock	—	—	—	(109)	—	—	—	—	—	—	—	(109)
Translation differences	—	—	—	—	—	—	—	—	(827)	—	—	(827)
Other (*)	—	—	—	(2)	—	—	190	—	—	—	—	188
2001 income	—	—	—	—	—	—	—	—	—	1,479	—	1,479
2001 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2001	1,271	1,376	1,719	2,851	567	101	1,370	61	(1,859)	1,479	(280)	8,656

(*)
Relating mainly to the monetary adjustment of Latin American companies (see Note 4-h).

				Other Reserves of the Parent Company
								Reserves at Companies Accouneted for by the Equity Method
							Reserves at Fully or Proportionally Consolidated Companies		Translation Differences at Fully Consolidated Companies
	Capital Stock	Additional Paid-in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock				Income for the Year	Interim Dividend	Total
	Millions of Euros
Balance at December 31, 2001	1,271	1,376	1,719	2,851	567	101	1,370	61	(1,859)	1,479	(280)	8,656

Distribution of 2001 income	—	—	—	—	—	—	—	—	—	—	—	—
-Interim dividend	—	—	—	—	—	—	—	—	—	(280)	280	—
-Final dividend	—	—	—	—	—	—	—	—	—	(443)	—	(443)
-Other reserves	—	—	—	37	—	—	716	3	—	(756)	—	—
Transfers	—	—	—	112	(93)	(19)	—	—	—	—	—	—
Provisions for treasury stock	—	—	—	77	—	—	—	—	—	—	—	77
Translation differences	—	—	—	—	—	—	—	—	(1,367)	—	—	(1,367)
Other (*)	—	—	—	9	—	—	121	—	—	—	—	130
2002 income	—	—	—	—	—	—	—	—	—	1,270	—	1,270
2002 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2002	1,271	1,376	1,719	3,086	474	82	2,207	64	(3,226)	1,270	(280)	8,043

(*)    Relating mainly to the monetary adjustment of Latin American companies (see Note 4-h).

  Capital stock

        The capital stock amounts to €1,270,502,540.40 and consists of 1,058,752,117 fully subscribed and paid shares of €1.2 par value each, all of which are listed on the Spanish Stock Exchanges. As of December 31, 2002, and 2001 46 million and 48 million, respectively of these shares were listed on the New York Stock Exchange in the form of ADRs Endesa, S.A.'s shares are also traded on the Santiago de Chile offshore stock exchange.

  Reserves and income/loss by subsidiary

        The breakdown, by subsidiary, of the contribution to consolidated income, of "Reserves at at Fully or Proportionally Consolidated Companies" and of "Reserves at Companies Accounted for by the Equity Method" is as follows:

	2002		2001
	Income (Loss)	Reserves	Income (Loss)	Reserves
	Millions of Euros
ENDESA	(979)	407	(115)	320
ENDESA GENERACIÓN GROUP	2,082	185	663	13
ENDESA RED GROUP	498	86	334	76
ENDESA ENERGÍA	38	46	26	32
ENDESA SERVICIOS	27	(73)	3	(76)
ENDESA DIVERSIFICACIÓN GROUP	(500)	88	(80)	161
ENDESA INTERNACIONAL GROUP	(281)	1,449	489	847
ENDESA NET FACTORY GROUP	4	(24)	(21)	(3)
ENDESA FINANCIACIÓN FILIALES	234	14	136	—
TENEGUÍA	51	2	—	—
Other	21	27	(7)	—

SUBTOTAL	1,195	2,207	1,428	1,370

Companies accounted for by the equity method
REPSOL	65	5	8	11
RED ELÉCTRICA	10	59	9	50
SNET	—	—	6	—
ENDESA HOLDING ITALIA	—	—	28	—

SUBTOTAL	75	64	51	61

TOTAL	1,270	2,271	1,479	1,431

        Substantially all the translation differences relate to the Endesa Internacional Group.

Legal Reserve

        Under the revised Corporations Law, 10% of a company's net income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of paid-in capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose. The legal reserve is included under the restricted reserves caption.

Treasury stock

        The variations in the "Treasury Stock" caption in 2002 and 2001 were as follow:

	2002	2001
	Millions of Euros
Beginning balance	101	31
Acquisitions	131	264
Sales	(152)	(115)
Provisions recorded with a charge to income (Note 18)	(75)	—
Provisions recorded with a charge to reserves	77	(79)

Ending balance	82	101

        The treasury stock sales gave rise to a gain of €7 million and €3 million in 2002 and 2001, respectively.

        In 2001 all the treasury stock existing as of December 31, 2000, was sold, and the provision of €30 million recorded in prior years was reversed with a credit to the "Nonoperating Income" caption in the consolidated statement of income.

        Subsequently, transactions were carried out giving rise to the treasury stock balance as of December 31, 2001. Pursuant to a ruling issued by the ICAC (in Official ICAC Gazette No. 48) in response to an inquiry made to it in this connection, the related provision of €109 million was recorded with a charge to unrestricted reserves.

        As of December 31, 2002, the Company held 10,559,826 shares of treasury stock, acquired for an average price of €13.60 per share, totaling €143 million. Since the cost of these shares is higher than their underlying book value, the underlying book value amount was reduced by recording an allowance of €61 million. Additionally, a restricted reserve was recorded for a net value of €82 million.

13.    MINORITY INTERESTS

        The breakdown, by company, of the balances of the "Minority Interests" caption and of the income/loss attributed to minority interests as of December 31, 2002 and 2001, is as follows:

	2002		2001
	Income Attributed to Minority Interests	Minority Interests	Income Attributed to Minority Interests	Minority Interests
	Millions of Euros
Endesa Diversificación Group	8	58	7	56
Endesa Internacional Group	(182)	1,895	51	3,528
Endesa Net Factory Group	(1)	—	—	2
Endesa Servicios	—	2	—	—
Viesgo	—	—	—	89
Teneguía	3	90	—	87
Endesa Europa Group	36	1,130	—	—

	(136)	3,175	58	3,762

        The variations in the "Minority Interests" in 2002 and 2001 were as follows:

	2002	2001
	Millions of Euros
Beginning balance	3,762	4,190

Income/Loss for the year	(136)	58
Inclusions in/Exclusions from consolidation	1,024	81
Contribution by minority interests	—	179
Dividends distributed and capital reductions	(114)	(132)
Translation differences	(1,479)	(728)
Monetary adjustment	134	112
Other	(16)	2

Ending balance	3,175	3,762

        The contribution by minority interests includes in 2001 €89 million relating to the 12.5% holding in Electra de VIESGO, S.L. sold in December 2001. This holding was sold in 2001 for €241 million, giving rise to a gain before taxes of €152 million which was recorded under the "Nonoperating Income" caption in the consolidated statement of income (see Note 18).

14.   SUBSIDIES AND OTHER DEFERRED REVENUES

        The variations in these captions in 2002 and 2001 were as follows:

	Subsidies	Other Deferred Revenues
	Millions of Euros
Balance at 12/31/00	703	410

Additions	132	173
Inclusion in/Exclusion of other companies in consolidation	1	2
Retirements/Allocation to income	(35)	(111)
Other	12	(73)

Balance at 12/31/01	813	401

Additions	174	228
Inclusions in/Exclusions from consolidation	(39)	(12)
Retirements/Amounts allocated to income	(25)	(62)
Other	4	(126)

Balance at 12/31/02	927	429

15.   PROVISIONS FOR CONTINGENCIES AND EXPENSES

        The main items included under this caption in the consolidated balance sheets as of December 31, 2002 and 2001, were as follows:

	2002	2001
	Millions of Euros
Provisions for pensions	332	661
Provisions for labor force reduction plan	2,374	2,571
Other provisions	1,515	984

Total	4,221	4,216

a)    Provisions for pensions and similar obligations

        The variations in this account in 2002 and 2001 were as follows:

	2002	2001
	Millions of Euros
Beginning balance	661	1,479

Inclusions in/Exclusions from consolidation	23	—
Amounts used:
Credited to income	(27)	(24)
Payments (1)	(328)	(879)
Provisions charged to income:
Personnel expenses	17	20
Financial and other operating expenses	20	38
Nonoperating expenses (Note 18)	65	85
Transfers and other	(99)	(57)

Ending balance	332	661

(1)
Including in 2002 the externalization of pension commitments amounting to €379 million, and positive adjustments to the Rebalancing Plan externalized in 2001 following approval by the Directorate-General of Insurance; and in 2001 payments for the externalization of labor force reduction plans amounting to €809 million.

        The liability was discounted to present value at a rate of 4%.

b)    Provisions for labor force reduction plan

        The variations in the provisions for labor force reduction plans in 2002 and 2001 were as follows:

	2002	2001
	Millions of Euros
Beginning balance	2,571	2,917

Inclusions in/Exclusions from consolidation	(105)	—
Amounts used:
Payments (*)	(235)	(517)
Credited to income	(2)	—
Provisions charged to income:
Financial expenses	93	117
Non operating expenses	12	—
Transfers and others	40	54

Ending balance	2,374	2,571

(*)
Including in 2001 payments for the externalization of labor force reduction plans amounting to €304 million.

        These provisions relate basically to the estimated cost of the labor force reduction plans approved in Spain affecting employees who reach the age of 50 though 2005 and who have more than ten years' service at the Group. As of December 31, 2002, 7,800 persons had availed themselves of these labor force reduction plans, and 4,517 employees had not yet been included under the plans.

        This cost was discounted to present value at a rate of 4% and GRM/F-95 mortality tables.

c)     Other provisions

        The variations in 2002 and 2001 in the "Other Provisions" caption were as follows:

	2002	2001
	Millions of Euros
Beginning balance	984	975

Inclusions in/Exclusions from consolidation	141	—
Provisions:	—
Charged to nonoperating expenses (Note 18)	507	155
Charged to operating and financial expenses	104	89
Amounts used:	—
Credit to income	(75)	(89)
Payments	(77)	(112)
Transfers and others	(69)	(34)

Ending balance	1,515	984

        The items included in this balance as of December 31, 2002 and 2001, were as follows

  •
  €302 million and €175 million, respectively, relating to the coverage of future expenses arising from extraordinary repairs and restructuring of facilities, mainly for overhauls and extraordinary repairs of the production units, restructuring of mining facilities and the replacement of meters as a result of market deregulation and the new regulations on metrology.

  •
  €232 million and €198 million, respectively, relating to the accrued liabilities for employee welfare benefits for long-service bonuses and supply of electricity to retired employees.

  •
  In 2002, €145 million to cover the direct and indirect risk relating to investments made and the loans granted to Argentine companies (see Note 18).

  •
  €621 million and €443 million, respectively, for unsettled litigation and third-party claims.

  •
  €215 million and €141, respectively relating to the estimated amount required for probable or certain third-party liability arising from outstanding indemnity payments or obligations of undetermined amount.

16.   LOANS, FINANCIAL DEBTS AND OTHER PAYABLES

  a)    Debentures and other marketable debt securities

        The detail of the balances of debentures and other marketable debt securities as of December 31, 2002 and 2001, and of the scheduled maturity dates is as follows:

				Maturing at Long Term
	Balance at 12/31/01	Balance at 12/31/02	Maturing at Short Term	2004	2005	2006	2007	Subsequent Years	Total
	Millions of Euros
Debentures and bonds	11,470	10,966	795	1,621	733	1,826	430	5,561	10,171
Promissory notes	2,356	3,277	3,235	0	0	42	0	0	42
Accrued interest payable	96	69	69	0	0	0	0	0	0

Total	13,922	14,312	4,099	1,621	733	1,868	430	5,561	10,213

        These transactions bore average interest of 4.76% and 5.6%, in 2002 and 2001, respectively.

  b)    Payable to credit institutions

        The detail of the balances payable to credit institutions as of December 31, 2002 and 2001, and of the scheduled due dates is as follows:

				Maturing at Long Term
	Balance at 12/31/01	Balance at 12/31/02	Maturing at Short Term	2004	2005	2006	2007	Subsequent Years	Total
	Millions of Euros
In euros:
Principal	4,154	4,264	1,618	273	13	1,404	460	496	2,646

Accrued interest payable	68	32	32	0	0	0	0	0	0

SUBTOTAL	4,222	4,296	1,650	273	13	1,404	460	496	2,646

In foreign currency:
U.S. dollars	6,477	4,797	1,214	199	1,281	1,080	133	890	3,583
Yen	80	136	74	10	1	51	0	0	62
Other	63	393	39	118	37	29	5	165	354
Accrued interest payable	40	12	12	0	0	0	0	0	0

SUBTOTAL	6,660	5,338	1,339	327	1,319	1,160	138	1,055	3,999

TOTAL	10,882	9,634	2,989	600	1,332	2,564	598	1,551	6,645

        In 2002 and 2001 the accounts payable in euros to credit institutions bore average interest of 5.15% and 4.6%, respectively, and the foreign currency debt bore average interest of 5.75% and 6.7%, respectively.

        The total interest-bearing debt bore average interest of 5.05% and 5.8% in 2002 and 2001, respectively.

        As of December 31, 2002 and 2001, the Group companies had unused credit lines amounting to €2,083 and €1,816 million, respectively. Since 2002 year-end the Company has arranged certain financial transactions aimed at increasing liquidity (see Note 23). The Company's directors consider that once these transactions materialize, the undrawn amounts in credit accounts, together with the short-term investments, will amply cover the amounts of the debt maturing in the following 12 months.

        The detail of the outstanding balance of the interest rate hedging transactions not included in the initial structure of the related transaction, mainly in euros and U.S. dollars, at 2002 year-end is as follows: €7,122 million of interest-rate swaps; €4,154 million of collars; and €3,968 million of FRAs. The cost of arranging these transactions was charged to income by the interest method. The exchange rate hedging transactions as of December 31, 2002, included currency swaps totaling €1,972 million and forward transactions totaling €542 million.

        Additionally, International Endesa BV arranged certain derivatives transactions to supplement transactions carried out by that company under the Euro Medium Term Note (EMTN) and Euro Commercial Paper (ECP) issue programs, which are guaranteed by Endesa S.A. The breakdown of these transactions at 2002 year-end is as follows: €4,823 million of interest rate swaps; and €1,896 million of currency swaps.

        The impact of the Company's hedging activities on the weighted average borrowing rate and on the reported interest expense is as follows:

	Balance at 12/31/02	Balance at 12/31/01	Balance at 12/31/00
Weighted average interest rate	4.79%	4.79%	6.56%
Impact of hedging activities	0.26%	0.44%	-0.06%
Net weighted average interest rate	5.05%	5.23%	6.50%
Financial and similar expenses	1,436	1,522	1,682
Impact of hedging activities under Spanish GAAP	63	106	(19)

Gross financial and similar expenses as reported in the consolidated income statement	1,499	1,628	1,663

        Additionally, the weighted average interest rate of short-term borrowing is as follows:

Category of Aggregate Short-term Borrowings	Weighted Average Interest Rate
Year 2002:
Loans from provate banks	5.06%
Comercial paper	3.89%
Debentures	4.93%
Year 2001:
Loans from provate banks	7.06%
Comercial paper	4.99%
Debentures	5.42%
Year 2000:
Loans from provate banks	5.98%
Comercial paper	6.56%
Debentures	4.40%

c)    Other payables

        The detail of the balances of other long-term payables as of December 31, 2002 and 2001, and of the scheduled repayment dates is as follows:

	Balance at 12/31/01	Balance at 12/31/02	Due at Short Term	Due at Long Term
	Millions of Euros
Guarantees and deposits, etc.	1,425	734	5	729
Foreign currency payables	455	897	27	870
Deferred taxes (Note 17)	1,117	1,322	0	1,322
Accrued interest payable	4	30	30	0

Total	3,001	2,983	62	2,921

        The accrued interest payable for all the debts in 2002 and 2001 amounted to €143 million and €208 million, respectively.

17.    TAX MATTERS

        ENDESA files consolidated tax returns with certain Group companies. As of December 31, 2002, the consolidated tax group comprised 87 companies, of which the most significant were Endesa, Endesa Generación, Endesa Distribución Eléctrica, Endesa Red, Endesa Operaciones y Servicios Comerciales, Gesa Generación, Unelco Generación, Endesa Energía, Endesa Financiación Filiales, Endesa Internacional, Endesa Diversificación and Endesa Europa.

        The reconciliation of the income per books for 2002 and 2001 to the taxable income for corporate income tax purposes is as follows:

	2002			2001
	Increase	Decrease	Net	Increase	Decrease	Net
	Millions of Euros
Consolidated income for the year per books (before Taxes)			1,571	—		1,625

Permanent differences:
Individual companies	887	(1,157)	(270)	1,591	(1,588)	3
Consolidation adjustments	320	(2,469)	(2,149)	285	(1,680)	(1,395)

Timing differences:
Individual companies:
Arising in the year	2,278	(258)	2,020	1,655	(708)	947
Arising in the prior year	545	(1,157)	(612)	1,813	(640)	1,173
Consolidation adjustments:
Arising in the year	365	34	399	393	(273)	120
Arising in the prior year	81	(297)	(216)	71	(368)	(297)

Offset of prior years' tax losses			(259)			(76)

Taxable income			484			2,100

Gross tax payable			295			872

Tax credits on:
Investments			(163)			(110)
Dividends and tax relief			(39)			(253)

Provisions for current income tax			93			509

        Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

        The reconciliation of the corporate income tax expense for 2002 and 2001 to the tax charge for those years is as follows:

	2002	2001
	Millions of Euros
Corporate income tax expense for the year	437	88
Tax allocated to translation differences and reserves (note 3 -b5)	(581)	—
Net tax effect in the year of the timing differences	184	520
Other adjustments	53	(99)

Net tax payable in the year	93	509

        These timing differences were calculated on the basis of the income or loss of each consolidated company plus the effect of consolidation adjustments.

        The increases due to permanent differences relate mainly to the recording of nondeductible provisions. The decreases arose mainly from dividends.

        For the capital gains arising from certain divestments in prior years which had qualified for reinvestment deferral, the Group decided to avail itself of the possibility provided for in Law 24/2001 of ceasing to defer payment of tax and to take instead a tax credit of 17%.

        The net tax effect in 2001 of the timing differences includes €461 million in this connection, and a tax credit of €224 million was taken. This latter amount was the extraordinary positive tax effect included in the consolidated statement of income for 2001 in this connection.

        €202 million and €363 million of tax credits and tax relief were taken in 2002 and 2001, respectively. All the tax credits and tax relief were recorded regardless of whether or not key were taken in the year, as provided for in the ICAC Resolution dated March 15, 2002.

        The difference between the tax charge allocated to 2002, and prior years and the taxes already paid or payable for those years, which is recorded in the "Prepaid Taxes" or "Deferred Taxes" accounts, arose from timing differences in various years. The prepaid taxes relate mainly to period provisions for pensions and labor force reduction plans that were not yet tax deductible, whereas the deferred taxes arose mainly as a result of accelerated depreciation for tax purposes and the deferral for accounting purposes of the effect on income of the tax deductibility of the provisions recorded for the telecommunications subsidiaries. The variations in these accounts in 2002 and 2001 were as follows:

	2002		2001
	Prepaid Taxes	Deferred Taxes	Prepaid Taxes	Deferred taxes
	Millions of Euros
Beginning balance	3,016	1,117	2,622	1,493
—Inclusion/Exclusion of other companies in consolidation	78	235	3	22
—Variations in income	352	168	398	(393)
—Other variations	(193)	(198)	(7)	(5)

Ending balance	3,253	1,322	3,016	1,117

        The Group companies generally have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. The directors do not expect any additional material liabilities to arise for the Group as a result of inspection of the open years.

18.   REVENUES AND EXPENSES

Net sales

        The breakdown of net sales by geographical market is as follows:

Market	2002	2001	2000
	Millions of Euros
Spain	11,145	10,338	10,275
Italy	1,109	—	—
Rest of Europe	635	—	—
Chile	1,171	1,359	1,373
Argentina	385	1,302	1,326
Brazil	1,111	1,277	1,182
Colombia	685	775	719
Peru	498	525	389

Total	16,739	15,576	15,264

  Headcount

        The average number of employees in 2002 and 2001, by professional category, was as follows:

	2002	2001
Executives and university graduates	4,105	4,682
Junior college graduates	5,016	5,424
Other line personnel and clerical staff	10,598	11,325
Manual workers	6,809	6,399

Total	26,528	27,830

  Fees paid to auditors

        The detail of the fees for the services in 2002 by the auditors of the financial statements of the various companies composing the Group is as follows:

	Principal Auditor	Other Auditors of Subsidiaries
	Euros
Auditor of financial statements	2,755,957	705,922
Audits other than of the financial statements and other services relating to audits	2,392,829	162,247
Other non audit services	230,142	369,078

Total	5,378,928	1,237,247

  Nonoperating revenues and expenses

        The detail of the balances of the "Nonoperating Revenues" and "Nonoperating Expenses" captions in 2002 and 2001 is as follows:

NONOPERATING REVENUES	2002	2001	2000
	Millions of Euros
Gains on fixed assets	88	66	80
Subsidies (Note 14)	25	35	32
Gain on disposal of holding in Transelec and other associated assets	—	—	348
Gain on sale of Viesgo	1,066	152	—
Recognition of the nonmainland system compensation payments relating to prior years (Note 5)	128	—	—
Recognition of prior year's rate shortfall (Note 5)	86	—	—
Gain on disposal of Edenor	—	494	—
Gain on disposal of Aguas Cordillera	—	—	106
Gain on disposal of Aguas Puerto	—	—	47
Gain on disposal of Repsol	—	—	109
Gain on disposal of Elecar	—	—	56
Provisions released	76	79	313
Other nonoperating revenues	276	386	383

Total	1,745	1,212	1,474

        In 2002 the 87.5% holding in VIESGO owned by Endesa as of December 31, 2001, was sold for €1,684 million, giving rise to a gross gain of €1,066 million.

NONOPERATING EXPENSES	2002	2001	2000
	Millions of Euros
Losses on fixed assets	26	47	45
Write-off goodwill (Note 7)	338	—	—
Provision for treasury stock (Note 12)	75	—	—
Variation in utility plant, intangible asset and investment valuation allowances	68	33	(30)
Provisions for contingencies and third-party liability (Note 15)	507	155	99
Nonoperating expenses relating to provisions for pensions and labor force reduction plans (Note 15)	77	85	20
Other nonoperating expenses	582	313	427

Total	1,673	633	561

        The provisions for contingencies and third-party liability include €145 million recorded to fully cover the direct and indirect risk exposure relating to the investments made and the loans granted to Argentine companies in view of the present uncertainty with regard to the evolution of the economic situation in Argentina, and possible losses on assets and future risks for various types of contingency in the various Latin American companies and for transactions carried out by ENDESA in that region, amounting to €174 million.

        Also, as a result of the deregulation of the electricity market in Spain and of the new regulations on meters, nonoperating expenses amounting to €128 million were recorded, of which €61 million relate to provisions for contingencies and third-party liability and the remaining €67 million relate to provisions for fixed assets.

        The other nonoperating expenses and revenues relate to nonrecurring items or items allocable to prior years the individual amount of which is not material.

19.   THE ENVIRONMENT

        The Group treats as environmental investments those made in assets, which will be used on an ongoing basis to minimize the impact on, and to protect, the environment. These investments are recorded as utility plant or intangible assets in accordance with the general methods described in Notes 4-a, 4-b, and 4-c.

        The main environmental investments were aimed at reducing and controlling emissions, and the treatment and subsequent discharge of water.

        These investments related specifically to desulfurization facilities, water treatment plants, underwater discharge outlets, fluidized bed plants, burying of transmission and distribution lines and other measures aimed at minimizing environmental impact.

        As of December 31, 2002 and 2001, these investments recorded on the asset side of the balance sheet amounted to €723 million and €836 million, respectively, and the related accumulated depreciation amounted to €330 million and €403 million, respectively.

        Environmental expenses amounted to €75 million and €64 million in 2002 and 2001, respectively. In 2002, this amount is recorded under the "Other Operating Expenses" in the accompanying consolidated statement of income.

        The possible environmental contingencies that might arise for the Group companies are covered by a third-party liability insurance policy which covers, among other contingencies, those arising from accidental pollution, waste handling and wave, radiation or electromagnetic fields.

20.   COMPENSATION AND OTHER BENEFITS OF THE DIRECTORS AND SENIOR EXECUTIVES

  A.    Directors' compensation

        The members of the Board of Directors of ENDESA received compensation as directors of the Company and, in certain cases, as members of the Boards of Directors of investees.

1.
Compensation received for membership of the Board of Directors of Endesa, S.A.

        Since July 1, 1998, the compensation of the directors has consisted of the following items: fixed monthly salary, attendance fees and a share in profits. The overall annual compensation for the Board as a whole and including all these items represents 1 per mil of the income approved by the Stockholders' Meeting. In 2002 the breakdown of this compensation was as follows: fixed monthly salaries of €4,006.74 through August 31, and of €2,404.05 from that date through December 31; fees for attending each meeting of the Board of Directors, the Executive Committee, the Appointments and Compensation Committee and the Audit and Compliance Committee of €2,003.37 through August 31, 2002, and of €1,202.02 from that date through December 31, 2002.

        The detail of the amounts received in 2002 and 2001 is as follows:

	2002	2001
	Euros
Fixed monthly salary	558,540	721,210
Attendance fees	711,551	720,010
Share in profits	0	37,345

Total	1,270,091	1,478,565

2.
Compensation received for membership of other Boards of Directors

        The compensation received by the members of the Board of Directors of Endesa for their membership of the Board of Directors of investees amounted to €248,120 in 2002 and. In 2001 the total amount received in this connection was €373,427.

3.
Pension and life and accident insurance premium payment commitments

        The pension and life and accident insurance premium payment commitments to members of the Board of Directors amounted to €69,581.65 in 2002. In 2001 the total amount received in this connection was and €61,236.53. It should be taken into account that in 2001 this item also included the obligations assumed in relation to the members of the Board of Directors in their capacity as executives, which are now included in the new section on senior executives.

        The members of the Board of Directors are covered by the same third-party liability policy as all the directors and executives of ENDESA and of its investees.

4.
Advances and loans granted.

        The members of the Board of Directors do not receive advances or loans in their capacity as such. In the notes to the 2001 consolidated financial statements this note also included the advances and loans granted to the members of the Board of Directors in their capacity as executives. In this Annual Report, this item is included in the special section on senior executives.

B.    Senior executives

1.
Compensation and other benefits received by senior executives.

        Senior executives have the compensation and rights established in the contract establishing their professional relationship with Endesa, S.A. under the terms and conditions approved by the Appointments and Compensation Committee.

        The compensation comprises a fixed and a variable component. The variable component is a given percentage of the fixed compensation in each case, based on the fulfillment of certain objectives. Also, the total compensation received, if any, for attending Board meetings of other investees is deducted from this amount.

        On May 9, 2000, the Board of Directors of Endesa approved an additional variable compensation component for certain executives, to be reviewed every three years, linked to the Company's results.

2.
Wages

        This section details fixed and variable compensation received by the Company's 40 senior executives, including the directors who are also senior executives.

        The variable compensation relating to 2002 will be received in 2003, conditional upon fulfillment of the objectives set in 2002.

        The detail of the amounts received in 2002 is as follows:

Euros
Fixed compensation	10,019,660
Variable compensation	3,660,240
Other compensation and compensation in kind	3,317,570

TOTAL	16,997,470

3.
Pension and life and accident insurance premium payment commitments

        The pension and life and accident insurance premium payment commitments to senior executives amounted to €10,466,185 in 2002.

        The senior executives are covered by the same third-party liability policy as all the directors and executives of Endesa S.A. and of its investees.

4.
Advances and loans granted

        The outstanding principal as of December 31, 2002, of the advances and loans granted to senior executives, amounted to €8,408,100. Of this amount, €5,953,120 earn interest at Euribor+0.5% and €2,454,980 are interest-free advances. The advances and loans are repayable at over one year.

        In order to adapt to the regulation in force in the markets in which its shares are listed, the Company has not granted any advances or loans to its senior executives since the approval in the U.S. of the Sarbanes-Oxley Law in July 2002, and it has not modified the conditions of the advances and loans already granted as of that date.

21.    COMMITMENTS AND CONTINGENCIES

        Under current legislation in Spain and pursuant to Spanish Electricity System Law 54/1997, the Group is insured against third-party liability claims for nuclear accidents arising from the operation of nuclear plants up to €150 million. Any damages in excess of this amount would be governed by the international conventions entered into by the Spanish State. The nuclear power plants are also insured against damage to their facilities and machinery breakdowns, with maximum coverage of €700 million for each power plant.

        As of December 31, 2002 and 2001, ENDESA, S.A. had provided guarantees totaling €14,576 million and €13,163 million, respectively, to third parties in connection with its activities. Substantially all these amounts relate to guarantees provided for Group companies to secure debts included on the liability side of the consolidated balance sheet, mainly the marketable security issues of Internacional ENDESA, B.V.

        As of December 31, 2002 and 2001, the Group had arranged electricity options and futures transactions for 31,543 GWh and 20,953 Gwh, respectively of power, and there was an open position on 524 GWh and 33 GWh, respectively.

        The directors of ENDESA do not consider that any significant liabilities additional to those recorded in the accompanying consolidated balance sheet will arise for the transactions described in this Note.

22.    UNBUNDLING OF ACTIVITIES

        The financial statements unbundled by business activity are presented below in accordance with Law 54/1997.

        In relation to the electricity activities carried out abroad, a distinction is drawn between the activities carried on in Europe, substantially all of which relate to generation, and those carried on in Latin America, which in turn are unbundled by activity.

BALANCE SHEET BY ACTIVITY AND COST ACCOUNTING STATEMENT OF INCOME BY ACTIVITY FOR 2002

(Millions of Euros)

										Activities Carried on Abroad
ASSETS								Other Non- electricity						Corporate Activities		Unallocated Adjustments
		Generation	%	Distribution	%	Retailing	%		%	Europe	%	Latin America	%		%		Total
1.	Due from stockholders for uncalled capital	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2.	Fixed and other noncurrent assets	9,357	13	8,067	11	416	1	2,574	4	2,854	4	10,837	15	39,943	54	(38,256)	35,792
2.1.	Intangible assets and start-up expenses	32	6	144	26	26	5	188	34	41	8	87	16	29	5	(29)	518
2.2.	Utility plant	8,316	30	6,729	25	10	0	564	2	2,349	9	9,286	33	154	1	333	27,741
2.2.1.	Electricity plant	18,951	41	11,212	25	17	0	470	1	3,805	8	11,583	25	0	0	320	46,358
2.2.2.	Electricity plant in progress	557	28	434	22	0	0	90	5	287	15	597	30	0	0	0	1,965
2.2.3.	Other tangible fixed assets	1,092	30	383	10	1	0	311	9	880	24	957	26	18	1	(3)	3,639
2.2.4.	Advances and other construction work in progress	7	3	22	9	0	0	6	2	0	0	68	27	145	59	0	248
2.2.5.	Depreciation of electricity plant	(11,251)	50	(5,046)	23	(8)	0	(136)	1	(2,185)	10	(3,619)	16	0	0	4	(22,241)
2.2.6.	Other depreciation	(928)	46	(166)	8	0	0	(176)	9	(425)	21	(300)	15	(9)	1	3	(2,001)
2.2.7.	Allowances	(112)	48	(110)	47	0	0	(1)	0	(13)	5	0	0	0	0	9	(227)
2.3.	Long-term investments	1,009	2	1,194	3	380	1	1,822	4	464	1	1,464	3	39,678	86	(38,560)	7,451
2.4.	Treasury stock	0	0	0	0	0	0	0	0	0	0	0	0	82	100	0	82
3.	Consolidation goodwill	0	0	7	0	0	0	446	9	1,720	35	2,705	56	0	0	92	4,970
4.	Deferred charges	25	3	155	16	1	0	5	0	0	0	126	13	663	68	(437)	538
5.	Current assets	1,261	12	1,207	11	528	5	427	4	382	4	2,565	24	4,228	40	(3,722)	6,876
5.1.	Inventories	483	63	24	3	3	1	59	8	71	9	123	16	0	0	0	763
5.2.	Trade receivables	695	16	1,154	28	427	10	197	5	285	7	1,004	24	418	10	(315)	3,865
5.3.	Other current assets	83	1	29	1	98	2	171	3	26	1	1,438	25	3,810	67	(3,407)	2,248

TOTAL ASSETS		10,643	12	9,436	10	945	1	3,452	4	4,956	6	16,233	18	44,834	49	(42,323)	48,176

STOCKHOLDERS' EQUITY AND LIABILITIES
1.	Stockholders' equity	4,188	15	1,449	5	29	0	441	2	1,443	5	2,098	7	18,948	66	(20,553)	8,043
2.	Minority interests	0	0	0	0	0	0	60	2	1,130	37	1,897	61	0	0	88	3,175
3.	Negative consolidation goodwill	27	23	68	59	0	0	3	3	0	0	17	15	0	0	(102)	13
4.	Deferred revenues	103	7	1,042	74	1	0	129	9	2	0	120	9	12	1	(53)	1,356
4.1.	Capital subsidies	102	11	833	88	0	0	11	1	2	0	0	0	0	0	(21)	927
4.2.	Other	1	0	209	45	1	0	118	26	0	0	120	26	12	3	(32)	429
5.	Provisions for contingencies and expenses	1,165	28	1,717	41	34	1	186	4	146	3	659	16	290	7	24	4,221
6.	Long-term debt	3,333	9	3,259	9	524	1	1,829	5	627	2	8,137	21	20,301	53	(18,224)	19,786
7.	Current liabilities	1,827	12	1,901	13	357	2	804	5	1,608	11	3,305	22	5,283	35	(3,503)	11,582

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		10,643	12	9,436	10	945	1	3,452	4	4,956	6	16,233	18	44,834	49	(42,323)	48,176

										Activities Carried on Abroad
								Other Non- electricity Activities
REVENUES AND EXPENSES		Generation	%	Distribution	%	Retailing	%		%	Europe	%	Latin America	%	Corporate Activities	%	Allocations between Activities	Total Consolidated
	Net sales and services	3,831	22	5,603	33	1,323	8	514	3	1,744	10	3,850	23	211	1	(337)	16,739
-	Sales allocated among activities	514	101	(6)	(1)	0	0	0	0	0	0	0	0	0	0	(508)	0
	Other operating revenues	55	9	127	22	54	9	59	10	16	3	234	40	38	7	(84)	499
=	Production value	4,400	24	5,724	31	1,377	8	573	3	1,760	10	4,084	23	249	1	(929)	17,238

	Materials used	(1,711)	20	(3,217)	38	(804)	9	(150)	2	(1,248)	15	(1,257)	15	(111)	1	(184)	(8,682)
-	Procurements allocated among activities	0	0	(508)	100	0	0	0	0	0	0	0	0	0	0	508	0
	External and operating expenses	(384)	15	(610)	23	(429)	16	(242)	9	(169)	6	(755)	29	(47)	2	611	(2,025)
=	Value added of the company	2,305	35	1,389	21	144	2	181	3	343	5	2,072	32	91	2	6	6,531
-	Personnel expenses	(329)	26	(341)	27	(32)	3	(74)	6	(79)	6	(317)	25	(79)	6	0	(1,251)
=	Gross operating income	1,976	38	1,048	20	112	2	107	2	264	5	1,755	33	12	0	6	5,280

-	Depreciation and amortization expense	(660)	39	(341)	20	(11)	1	(65)	4	(113)	7	(467)	27	(39)	2	0	(1,696)
-	Bad debts and variation in operating allowances	48	(2,400)	(23)	1,150	(3)	150	(3)	150	(1)	50	(20)	1,000	0	0	0	(2)
=	Net operating income (loss)	1,364	38	684	19	98	3	39	1	150	4	1,268	36	(27)	(1)	6	3,582

+	Financial revenues	35	3	7	1	2	0	30	2	3	0	492	35	834	59	(752)	651
-	Financial expenses	(150)	5	(220)	7	(21)	1	(94)	3	(63)	2	(1,521)	50	(953)	32	746	(2,276)
-	Depreciation and amortization expense and investment valuation provisions	0	0	0	0	0	0	(9)	100	0	0	0	0	0	0	0	(9)
+-	Equity in the income/losses of companies accounted for by the equity method	0	0	0	0	0	0	(192)	207	17	(18)	7	(8)	75	(81)	0	(93)
-	Amortization of consolidation goodwill	0	0	1	0	0	0	(41)	11	(92)	26	(215)	61	(8)	2	0	(355)
=	Ordinary income (loss)	1,249	83	472	32	79	5	(267)	(18)	15	1	31	2	(79)	(5)	0	1,500

+	Gains on fixed assets and nonoperating revenues	1,264	72	280	16	8	0	107	6	9	1	118	7	(41)	(2)	0	1,745
-	Losses on fixed assets and nonoperating expenses	(176)	12	(391)	26	(33)	2	(377)	25	(32)	2	(573)	37	54	(4)	0	(1,528)
-	Variation in intangible asset, utility plant and investment valuation allowances	(5)	3	(67)	46	0	0	(1)	1	1	(1)	0	0	(74)	51	0	(146)
=	Income (Loss) before taxes	2,332	148	294	19	54	3	(538)	(34)	(7)	0	(424)	(27)	(140)	(9)	0	1,571

-	Corporate income tax	(250)	57	204	(47)	(16)	4	76	(17)	64	(15)	(39)	9	(476)	109	0	(437)
=	Income (Loss) after taxes	2,082	184	498	44	38	3	(462)	(41)	57	5	(463)	(41)	(616)	(54)	0	1,134

-	Income (Loss) attributed to minority interests	0	0	0	0	0	0	(7)	(5)	(36)	(27)	182	134	(3)	(2)	0	136
=	INCOME (LOSS) FOR THE YEAR ENDED 12/31/02	2,082	164	498	39	38	3	(469)	(37)	21	2	(281)	(22)	(619)	(49)	0	1,270

BALANCE SHEET BY ACTIVITY AND COST ACCOUNTING STATEMENT OF INCOME BY ACTIVITY FOR 2001

(Millions of Euros)

ASSETS		Generation	%	Distribution	%	Retailing	%	Other Non- electricity Activities	%	Activities Carried on Abroad	%	Corporate Activities	%	Unallocated Adjustments	Total
1.	Due from stockholders for uncalled capital	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2.	Fixed and other noncurrent assets	9,156	12	8,275	11	242	0	2,376	3	15,308	20	40,554	54	(38,053)	37,858
2.1.	Intangible assets	43	8	109	19	28	5	221	38	135	24	32	6	0	568
2.2.	Utility plant	8,564	30	6,946	23	34	0	898	3	13,112	44	107	0	491	30,152
2.2.1.	Technical electricity installations	19,675	41	11,436	24	40	0	382	1	16,216	34	0	0	467	48,216
2.2.2.	Technical electricity installations in progress	664	33	379	19	0	0	188	9	804	39	0	0	0	2,035
2.2.3.	Other tangible fixed assets	1,200	34	412	12	0	0	650	18	1,270	35	18	1	(3)	3,547
2.2.4.	Advances and other construction work in progress	10	4	8	4	0	0	40	18	69	31	97	43	0	224
2.2.5.	Depreciation of technical electricity installations	(11,850)	54	(5,086)	23	(6)	0	(121)	1	(4,856)	22	0	0	15	(21,904)
2.2.6.	Other depreciation	(1,016)	56	(165)	9	0	0	(226)	13	(389)	22	(8)	0	3	(1,801)
2.2.7.	Provisions	(119)	68	(38)	22	0	0	(15)	9	(2)	1	0	0	9	(165)
2.3.	Long-term financial investments	549	1	1,220	3	180	0	1,257	3	2,061	5	40,314	88	(38,544)	7,037
2.4.	Treasury stock	0	0	0	0	0	0	0	0	0	0	101	100	0	101
3.	Goodwill	0	0	8	0	0	0	683	16	3,718	84	0	0	1,134	5,543
4.	Deferred charges	53	4	225	17	1	0	5	0	182	14	855	65	(658)	663
5.	Current assets	1,889	21	1,448	16	347	4	547	6	2,555	28	2,197	25	(2,860)	6,123
5.1.	Inventories	496	65	27	4	1	0	81	11	156	21	0	0	(29)	732
5.2.	Customer receivables	1,346	27	1,344	27	304	6	327	7	1,335	27	297	6	(673)	4,280
5.3.	Other current assets	47	1	77	2	42	1	139	4	1,064	33	1,900	59	(2,158)	1,111

TOTAL ASSETS		11,098	12	9,956	11	590	1	3,611	4	21,763	24	43,606	48	(40,437)	50,187

STOCKHOLDERS' EQUITY AND LIABILITIES
1.	Stockholders' equity	3,941	14	1,362	5	28	0	933	3	3,578	12	19,190	66	(20,376)	8,656
2.	Minority interests	31	1	39	1	0	0	58	2	3,530	96	0	0	104	3,762
3.	Negative goodwill	27	17	82	50	0	0	32	20	23	14	0	0	(135)	29
4.	Deferred revenues	117	9	902	74	2	0	55	4	161	13	5	0	(28)	1,214
4.1.	Capital subsidies	115	14	709	85	0	0	10	1	0	0	0	0	(21)	813
4.2.	Other	2	1	193	47	2	1	45	11	161	40	5	1	(7)	401
5.	Provisions for contingencies and expenses	1,233	29	1,845	44	23	1	178	4	493	12	449	11	(5)	4,216
6.	Long-term debt	4,312	11	3,911	10	207	1	986	3	10,811	27	19,746	48	(17,273)	22,700
7.	Current liabilities	1,437	12	1,815	15	330	3	1,369	11	3,167	26	4,216	33	(2,724)	9,610

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		11,098	12	9,956	11	590	1	3,611	4	21,763	24	43,606	48	(40,437)	50,187

INCOME STATEMENTS		Generation	%	Distribution	%	Retailing	%	Other Non-electricity Activities	%	Activities Carried on Abroad	%	Corporate Activities	%	Unallocated Adjustments	Total
	Net sales and services	3,605	22	5,271	33	1,115	7	604	4	5,125	32	350	2	(494)	15,576
-	Sales allocated among activities	544	135	(142)	(35)					0	0	0	0	(402)	0
	Other operating revenues	61	11	111	20	15	3	142	26	200	37	18	3	(38)	509
=	Production value	4,210	25	5,240	31	1,130	7	746	4	5,325	31	368	2	(934)	16,085

	Materials used	(1,763)	23	(2,843)	37	(721)	9	(248)	3	(1,877)	25	(199)	3	(40)	(7.691)
-	Procurements allocated among activities		0	(402)	100		0		0		0		0	402	0
	External and operating expenses	(359)	14	(543)	22	(329)	13	(327)	13	(871)	35	(86)	3	566	(1,949)
=	Value added of the company	2,088	32	1,452	23	80	1	171	3	2,577	40	83	1	(6)	6,445
-	Personnel expenses	(346)	26	(380)	29	(20)	2	(95)	7	(418)	31	(73)	6	0	(1,332)
=	Gross operating income	1,742	34	1,072	21	60	1	76	2	2,159	42	10	0	(6)	5,113

-	Period depreciation and amortization	(718)	39	(329)	18	(6)	0	(95)	5	(663)	37	(18)	1	0	(1,829)
-	Bad debts and variation in operating provisions	(6)	6	(13)	12	(3)	3	(13)	12	(73)	67	(1)	1	0	(109)
=	Net operating income (loss)	1,018	31	730	23	51	2	(32)	(1)	1,423	45	(9)	(0)	(6)	3,175

+	Financial revenues	16	1	15	1	0	0	18	2	535	46	588	50	(588)	584
-	Financial expenses	(228)	8	(265)	9	(11)	0	(115)	4	(1,507)	52	(770)	27	594	(2,302)
-	Period depreciation and amortization and financial provisions	5	(125)	0	0	0	0	(20)	500	3	(75)	8	(200)	0	(4)
+-	Equity in the income/losses of companies carried by the equity method	0	0	0	0	0	0	(178)	151	10	(9)	50	(42)	0	(118)
-	Amortization of goodwill in consolidation	0	0	0	0	0	0	(44)	15	(227)	79	(18)	6	0	(289)
=	Ordinary income	811	77	480	46	40	4	(371)	(36)	237	23	(151)	(14)	0	1,046

+	Gains on fixed assets and nonoperating revenues	245	20	149	12	2	0	64	5	766	64	(14)	(1)	0	1,212
-	Losses on fixed assets and nonoperating expenses	(75)	13	(166)	27	(3)	1	(60)	10	(331)	55	35	(6)	0	(600)
-	Variation in intangible assets, utility plant and control provisions for portfolio	(49)	148	(4)	12	0	0	(15)	46	0	0	35	(106)	0	(33)
=	Income (Loss) before taxes	932	58	459	28	39	2	(382)	(23)	672	41	(95)	(6)	0	1,625

-	Corporate income tax	(269)	306	(125)	142	(13)	15	291	(331)	(132)	150	160	(182)	0	(88)
=	Income (Loss) after taxes	663	43	334	22	26	2	(91)	(6)	540	35	65	4	0	1,537

-	Income (Loss) attributed to minority interests	0	0	0	0	0	0	(7)	12	(51)	88	0	0	0	(58)
=	Income (Loss) for the year attributed to the Controlling Company	663	45	334	23	26	2	(98)	(7)	489	33	65	4	0	1,479

Cost accounting statement of income by activity for 2000

(Millions of Euros)

INCOME STATEMENTS		Generation	%	Distribution	%	Retailing	%	Other Non-electricity Activities	%	Activities Carried on Abroad	%	Corporate Activities	%	Unallocated Adjustments	Total
	Net sales and services	3,728	24	5,027	32	959	6	545	4	4,941	31	431	3	(367)	15,264
-	Sales allocated among activities	365	100	1	0	0	0	0	0	0	0	0	0	(366)	0
	Other operating revenues	63	14	101	22	14	3	36	8	228	50	19	4	(43)	418
=	Production value	4,156	25	5,129	30	973	6	581	4	5,169	31	450	3	(776)	15,682

	Materials used	(1,688)	24	(2,781)	39	(630)	9	(173)	2	(1,888)	26	(5)	0	(92)	(7,257)
-	Procurements allocated among activities	(1)	0	(365)	100	0	0	0	0	0	0	0	0	366	0
	External and operating expenses	(368)	16	(575)	26	(294)	13	(247)	11	(748)	33	(23)	1	502	(1,753)
=	Value added of the company	2,099	31	1,408	21	49	1	161	2	2,533	39	422	6	0	6,672
-	Personnel expenses	(358)	26	(406)	30	(13)	1	(85)	6	(447)	33	(53)	4	0	(1,362)
=	Gross operating income	1,741	33	1,002	19	36	1	76	1	2,086	39	369	7	0	5,310

-	Period depreciation and amortization	(759)	37	(346)	17	(2)	0	(85)	4	(660)	33	(179)	9	0	(2,031)
-	Bad debts and variation in operating provisions	(70)	32	(11)	5	(3)	1	(10)	5	(124)	57	0	0	0	(218)
=	Net operating income	912	30	645	21	31	1	(19)	(1)	1,302	43	190	6	0	3,061

+	Financial revenues	24	2	19	2	0	0	29	2	701	59	415	35	(419)	769
-	Financial expenses	(221)	10	(229)	10	(6)	0	(62)	3	(1,195)	51	(600)	26	419	(1,894)
-	Period depreciation and amortization and financial provisions	0	0	5	(28)	0	0	(23)	128	0	0	0	0	0	(18)
+-	Equity in the income/losses of companies carried by the equity method	1	2	0	0	0	0	(43)	(81)	68	128	27	51	0	53
-	Amortization of goodwill in consolidation	0	0	0	0	0	0	(28)	10	(240)	88	(4)	2	0	(272)
=	Ordinary income	716	42	440	26	25	2	(146)	(9)	636	37	28	2	0	1,699

+	Gains on fixed assets and nonoperating revenues	161	11	265	18	2	0	58	4	801	54	187	13	0	1,474
-	Losses on fixed assets and nonoperating expenses	(134)	23	(233)	39	(7)	1	(50)	9	(186)	32	19	(4)	0	(591)
-	Variation in provisions for intangible assets, utility plant and control portfolio	0	0	(22)	(73)	0	0	3	10	0	0	49	163	0	30
=	Income before taxes	743	28	450	17	20	1	(135)	(5)	1,251	48	283	11	0	2,612

-	Corporate income tax	(237)	38	(75)	12	(7)	1	61	(10)	(264)	43	(96)	16	0	(618)
=	Income (Loss) after taxes	506	25	375	19	13	1	(74)	(4)	987	50	187	9	0	1,994

-	Income (Loss) attributed to minority interests	0	0	0	0	0	0	(7)	1	(581)	99	1	(0)	0	(587)
=	Income (Loss) for the year attributed to the Controlling Company	506	36	375	27	13	1	(81)	(6)	406	29	188	13	0	1,407

Unbundled balance sheet and cost accounting statement of income relating to activities carried on in Latin America in 2002

(Millions of Euros)

ASSETS		Generation	%	Distribution	%	Corporate Activities	%	Other Nonelectricity Activities	%	Unallocated Adjustments	Latin America
1.	Due from stockholders for uncalled capital	0	0	0	0	0	0	0	0	0	0
2.	Fixed and other noncurrent assets	6,282	44	2,857	20	4,995	35	87	1	(3,384)	10,837
2.1.	Intangible assets	23	27	62	71	2	2	0	0	0	87
2.2.	Utility plant	5,846	63	3,348	36	20	0	74	1	(2)	9,286

2.2.1.	Technical electricity installations	7,462	64	4,117	36	4	0	0	0	0	11,583
2.2.2.	Technical electricity installations in progress	335	56	262	44	0	0	0	0	0	597
2.2.3.	Other tangible fixed assets	527	55	300	32	32	3	100	10	(2)	957
2.2.4.	Advances and other construction work in progress	1	1	67	99	0	0	0	0	0	68
2.2.5.	Depreciation of technical electricity installations	(2,333)	65	(1,271)	35	(15)	0	0	0	0	(3,619)
2.2.6.	Other depreciation	(146)	49	(127)	42	(1)	0	(26)	9	0	(300)
2.2.7.	Provisions	0	0	0	0	0	0	0	0	0	0

2.3.	Long-term financial investments	413	9	(553)	(11)	4,973	102	13	0	(3,382)	1,464
2.4.	Treasury stock	0	0	0	0	0	0	0	0	0	0

3.	Goodwill	110	4	326	11	2,551	85	0	0	(282)	2,705
4.	Deferred charges	40	31	74	59	12	10	0	0	(0)	126
5.	Current assets	858	25	1,346	39	1,081	32	135	4	(855)	2,565
5.1.	Inventories	41	33	37	30	0	0	45	37	0	123
5.2.	Customer receivables	228	20	803	70	51	4	65	6	(143)	1,004
5.3.	Other current assets	589	27	506	24	1,030	48	25	1	(712)	1,438

TOTAL ASSETS		7,290	35	4,603	22	8,639	42	222	1	(4,521)	16,233

STOCKHOLDERS' EQUITY AND LIABILITIES
1.	Stockholders' equity	320	10	(466)	(14)	3,291	101	95	3	(1,142)	2,098
2.	Minority interests	1,350	71	1,272	67	(762)	(40)	36	2	1	1,897

3.	Negative goodwill	293	97	9	3	1	0	0	0	(286)	17

4.	Deferred revenues	27	20	71	51	40	29	0	0	(18)	120
4.1.	Capital subsidies	0	0	0	0	0	0	0	0	0	0
4.2.	Other	27	20	71	51	40	29	0	0	(18)	120

5.	Provisions for contingencies and expenses	43	6	319	47	321	47	2	0	(26)	659
6.	Long-term debt	3,656	36	1,622	16	4,978	48	30	0	(2,149)	8,137
7.	Current liabilities	1,601	39	1,776	42	770	18	59	1	(901)	3,305

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		7,290	35	4,603	22	8,639	42	222	1	(4,521)	16,233

INCOME STATEMENTS		Generation	%	Distribution	%	Corporate Activities	%	Other Non-electricity Activities	%	Unallocated Adjustments	Latin America
	Net sales and services	1,371	31	2,815	65	8	0	159	4	(503)	3,850
-	Sales allocated among activities	0	0	0	0	0	0	0	0	0	0
	Other operating revenues	35	12	168	59	6	2	76	27	(51)	234
=	Production value	1,406	31	2,983	64	14	0	235	5	(554)	4,084

	Materials used	(162)	10	(1,446)	85	0	0	(80)	5	431	(1,257)
-	Procurements allocated among activities	0	0	0	0	0	0	0	0	0	0
	External and operating expenses	(315)	36	(427)	49	(58)	7	(78)	8	123	(755)
=	Value added of the company	929	45	1,110	54	(44)	(2)	77	3	0	2,072
-	Personnel expenses	(66)	21	(184)	58	(33)	10	(34)	11	0	(317)
=	Gross operating income (loss)	863	49	926	53	(77)	(4)	43	2	0	1,755

-	Period depreciation and amortization	(232)	50	(231)	50	(2)	0	(2)	0	0	(467)
-	Bad debts and variation in operating provisions	1	(5)	(21)	105	0	0	0	0	0	(20)
=	Net operating income (loss)	632	50	674	53	(79)	(6)	41	3	0	1,268

+	Financial revenues	194	19	445	44	376	37	2	0	(525)	492
-	Financial expenses	(887)	44	(841)	41	(311)	15	(7)	0	525	(1,521)
-	Period depreciation and amortization and financial provisions	0	0	0	0	0	0	0	0	0	0
+-	Equity in the income/losses of companies carried by the equity method	67	965	(60)	(865)	0	0	0	0	0	7
-	Amortization of goodwill in consolidation	(9)	4	(31)	15	(175)	81	0	0	0	(215)
=	Ordinary income (loss)	(3)	(10)	187	602	(189)	(608)	36	116	0	31

+	Gains on fixed assets and nonoperating revenues	56	41	43	31	36	26	3	2	(20)	118
-	Losses on fixed assets and nonoperating expenses	(136)	23	(135)	23	(294)	50	(28)	4	20	(573)
-	Variation in provisions for intangible assets, utility plant and control portfolio	0	0	0	0	0	0	0	0	0	0
=	Income (Loss) before taxes	(83)	20	95	(22)	(447)	105	11	(3)	0	(424)

-	Corporate income tax	(167)	423	(144)	365	277	(701)	(5)	13	0	(39)
=	Income after taxes	(250)	54	(49)	11	(170)	37	6	(2)	0	(463)

-	Income (Loss) attributed to minority interests	126	69	35	19	21	12	0	0	0	182
=	Income (Loss) for the year attributed to the Controlling Company	(124)	44	(14)	5	(149)	53	6	(2)	0	(281)

Unbundled balance sheet and cost accounting statement of income relating to activities carried on in Latin America in 2001

(Amounts in millions of Euros)

ASSETS		Generation	%	Distribution	%	Other Nonelectricity Activities	%	Corporate Activities	%	Unallocated Adjustments	Total
1.	Due from stockholders for uncalled capital	0	0	0	0	0	0	0	0	0	0
2.	Fixed and other noncurrent assets	8,952	43	5,078	24	133	0	6,816	33	(5,671)	15,308
2.1.	Intangible assets	37	27	95	71	0	0	3	2	0	135
2.2.	Utility plant	8,023	61	4,952	38	110	0	27	0	0	13,112

2.2.1.	Technical electricity installations	10,286	63	5,926	37	0	0	4	0	0	16.216
2.2.2.	Technical electricity installations in progress	282	35	522	65	0	0	0	0	0	804
2.2.3.	Other tangible fixed assets	633	50	453	36	143	11	41	3	0	1,270
2.2.4.	Advances and other construction work in progress	3	4	66	96	0	0	0	0	0	69
2.2.5.	Depreciation of technical electricity installations	(3,019)	62	(1,820)	38	0	0	(17)	0	0	(4,856)
2.2.6.	Other depreciation	(162)	42	(193)	50	(33)	9	(1)	0	0	(389)
2.2.7.	Provisions	0	0	(2)	100	0	0	0	0	0	(2)

2.3.	Long-term financial investments	892	12	31	0	23	0	6,786	88	(5,671)	2,061
2.4.	Treasury stock	0	0	0	0	0	0	0	0	0	0

3.	Goodwill	207	5	568	14	0	0	3,326	81	(383)	3,718
4.	Deferred charges	69	38	99	54	0	0	14	8	0	182
5.	Current assets	828	24	1,803	52	182	5	667	19	(925)	2,555
5.1.	Inventories	49	31	49	31	58	37	0	0	0	156
5.2.	Customer receivables	390	26	1,032	69	95	6	(21)	(1)	(161)	1,335
5.3.	Other current assets	389	21	722	40	29	2	688	38	(764)	1,064

TOTAL ASSETS		10,056	35	7,548	26	315	1	10,823	38	(6,979)	21,763

STOCKHOLDERS' EQUITY AND LIABILITIES
1.	Stockholders' equity	725	12	501	9	119	2	4,557	77	(2,324)	3,578
2.	Minority interests	2,350	67	2,132	60	44	1	(996)	(28)	0	3,530

3.	Negative goodwill	387	98	9	2	0	0	0	0	(373)	23

4.	Deferred revenues	56	35	100	62	0	0	5	3	0	161
4.1.	Capital subsidies	0	0	0	0	0	0	0	0	0	0
4.2.	Other	56	35	100	62	0	0	5	3	0	161

5.	Provisions for contingencies and expenses	52	11	428	87	5	1	8	2	0	493
6.	Long-term debt	5,519	39	2,458	17	39	0	6,089	43	(3,294)	10,811
7.	Current liabilities	967	23	1,920	46	108	3	1,160	28	(988)	3,167

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		10,056	35	7,548	26	315	1	10,823	38	(6,979)	21,763

INCOME STATEMENTS		Generation	%	Distribution	%	Other Non- electricity Activities	%	Corporate Activities	%	Unallocated Adjustments	Total
	Net sales and services	1,724	33	3,752	66	243	4	7	0	(601)	5,125
-	Sales allocated among activities	0	0	0	0	0	0	0	0	0	0
	Other operating revenues	58	29	127	64	11	6	4	2	0	200
=	Production value	1,782	30	3,879	66	254	4	11	0	(601)	5,325

	Materials used	(377)	16	(1,877)	80	(96)	4	(6)	0	479	(1.877)
-	Procurements allocated among activities	0	0	0	0	0	0	0	0	0	0
	External and operating expenses	(355)	36	(545)	55	(80)	8	(13)	1	122	(871)
=	Value added of the company	1,050	41	1,457	57	78	3	(8)	0	0	2,577
-	Personnel expenses	(82)	20	(269)	64	(33)	8	(34)	8	0	(418)
=	Gross operating income (loss)	968	45	1,188	55	45	2	(42)	(2)	0	2,159

-	Period depreciation and amortization	(315)	48	(341)	51	(4)	1	(3)	1	0	(663)
-	Bad debts and variation in operating provisions	0	0	(73)	100	0	0	0	0	0	(73)
=	Net operating income (loss)	653	46	774	54	41	3	(45)	(3)	0	1,423

+	Financial revenues	278	27	357	35	7	1	378	37	(485)	535
-	Financial expenses	(846)	43	(684)	34	(13)	0	(449)	23	485	(1,507)
-	Period depreciation and amortization and financial provisions	0	0	0	0	0	0	3	100	0	3
+-	Equity in the income/losses of companies carried by the equity method	20	100	(10)	0	0	0	0	0	0	10
-	Amortization of goodwill in consolidation	(14)	7	(35)	17	0	0	(178)	78	0	(227)
=	Ordinary income (loss)	91	36	402	157	35	14	(291)	(122)	0	237

+	Gains on fixed assets and nonoperating revenues	175	22	79	10	12	2	535	67	(35)	766
-	Losses on fixed assets and nonoperating expenses	(133)	36	(240)	66	(8)	2	15	(4)	35	(331)
-	Variation in provisions for intangible assets, utility plant and control portfolio	0	0	0	0	0	0	0	0	0	0
=	Income (Loss) before taxes	133	19	241	35	39	6	259	39	0	672

-	Corporate income tax	(111)	84	(106)	81	(8)	6	(93)	(71)	0	(132)
=	Income after taxes	22	4	135	24	31	6	352	65	0	540

-	Income (Loss) attributed to minority interests	7	(14)	(73)	144	(2)	4	17	(34)	0	(51)
=	Income (Loss) for the year attributed to the Controlling Company	29	1	62	15	29	6	369	76	0	489

Unbundled accounting statement of income relating to activities carried on in Latin America in 2000

(Amounts in millions of Euros)

INCOME STATEMENTS		Generation	%	Distribution	%	Other Non- electricity Activities	%	Corporate Activities	%	Unallocated Adjustments	Total
	Net sales and services	1,634	30	3,628	66	258	5	8	0	(587)	4,941
-	Sales allocated among activities.	0	0	0	0	0	0	0	0	0	0
	Other operating revenues	82	36	144	63	0	0	2	1	0	228
=	Production value	1,716	30	3,772	66	258	4	10	0	(587)	5,169

	Materials used	(579)	24	(1,712)	72	(91)	4	0	0	494	(1,888)
-	Procurements allocated among activities	0	0	0	0	0	0	0	0	0	0
	External and operating expenses	(188)	22	(524)	62	(90)	11	(39)	5	93	(748)
=	Value added of the company	949	37	1,536	61	77	3	(29)	(1)	0	2,533
-	Personnel expenses	(92)	21	(297)	66	(30)	7	(28)	6	0	(447)
=	Gross operating income	857	41	1,239	59	47	2	(57)	(3)	0	2,086

-	Period depreciation and amortization	(312)	47	(342)	52	(3)	0	(3)	0	0	(660)
-	Bad debts and variation in operating provisions	0	0	(124)	100	0	0	0	0	0	(124)
=	Net operating income	545	42	773	59	44	3	(60)	(5)	0	1,302

+	Financial revenues	323	24	398	30	9	1	614	46	(643)	701
-	Financial expenses	(604)	33	(523)	28	(15)	1	(696)	38	643	(1,195)
-	Period depreciation and amortization and financial provisions	0	0	0	0	0	0	0	0	0	0
+-	Equity in the income/losses of companies carried by the equity method	3	4	0	0	0	0	65	96	0	68
-	Amortization of goodwill in consolidation	(16)	7	(39)	16	1	0	(186)	78	0	(240)
=	Ordinary income (Loss)	251	39	609	96	39	6	(263)	(41)	0	636

+	Gains on fixed assets and nonoperating revenues	514	62	58	7	10	1	245	30	(26)	801
-	Losses on fixed assets and nonoperating expenses	(146)	69	(76)	36	(5)	2	15	(7)	26	(186)
-	Variation in provisions for intangible assets, utility plant and control portfolio	0	0	0	0	0	0	0	0	0	0
=	Income (Loss) before taxes	619	49	591	47	44	4	(3)	0	0	1,251

-	Corporate income tax	(208)	79	(118)	45	(5)	2	67	(25)	0	(264)
=	Income (Loss) after taxes	411	42	473	48	39	4	64	6	0	987

-	Income attributed to minority interests	(238)	41	(170)	29	0	0	(173)	30	0	(581)
=	Income (Loss) for the year attributed to the Controlling Company	173	43	303	75	39	10	(109)	(27)	0	406

23.    EVENTS SUBSEQUENT TO YEAR-END

        In February 2003 certain properties were sold for €385 million, giving rise to a gain before taxes of €152 million.

        In February 2003 International ENDESA BV subscribed all the capital of Endesa Capital Finance, L.L.C. As of the date of preparation of these consolidated financial statements, the issue of preferred shares of that company amounting to €1,500 million, which can be increased to €2,000 million, underwritten by Cajamadrid and SCH was at the placement phase. These preferred shares will be recorded as "Minority Interests" in the consolidated balance sheet.

        Also, in February 2003 €700 million of Medium Term Notes (MTNs) maturing at ten years were issued. A "club deal" loan of €1,500 million maturing in 2008 was also arranged with 14 banks.

24.    CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

        Following are the consolidated statements of changes in financial position of Endesa, S.A. and Subsidiaries for the years ended December 31, 2002, 2001 and 2000 (in millions of euros):

FUNDS WERE USED FOR	2002	2001	2000
	Millions of Euros
Intangible assets additions	98	141	115
Utility plant additions:
—Cost	2,084	2,112	1,773
—Expenses and interest capitalized	288	291	199
Long-term financial investment additions	1,366	2,890	672
Acquisition of Parent Company shares	131	265	41
Dividends of the Parent Company	723	713	649
Dividends of Group companies attributed to minority interests and capital reductions	116	132	568
Acquisition of additional holdings in consolidated companies	127	12
Funds used in the acquisitions of consolidated companies	—	—	1,151
Long-term debt:
—Repayment of long-term	2,126	7,778	3,400
—Transfers to short-term	3,969	1,238	1,027
Provisions for contingencies and expenses	640	1,508	1,332

TOTAL FUNDS USED	11,668	17,080	10,927

FUNDS OBTAINED IN EXCESS OF FUNDS USED (INCREASE IN WORKING CAPITAL)	—	452	—
FUNDS WERE OBTAINED FROM	2002	2001	2000
Operations:
—Attributed to the Parent Company	4,421	3,289	2,753
—Attributed to minority interest	(136)	58	587
Contributions from minority interests and from the Parent Company's stockholders	—	90	252
Capital subsidies	309	303	198
Long-term debt:
—Debt securities and other similar liabilities	—	—	—
—Other Payables	3,287	12,098	4,374
Disposal of fixed assets	132	995	1,461
Disposal Parent Company shares	204	118	53
Funds obtained from the disposal of consolidated companies	1,684		973
Early redemption or transfer to short-term of long-term financial investments	399	340	193
Partial disposal of holdings in consolidated companies		241

TOTAL FUNDS OBTAINED	10,300	17,532	10,844

FUNDS USED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)		1,368	83

	2002		2001		2000
VARIATION IN WORKING CAPITAL
	Increase	Decrease	Increase	Decrease	Increase	Decrease
	Millions of Euros
Due from stockholders for capital calls	—	—	1	—	—	—
Inventories	20	—	—	48	11	—
Accounts receivable	—	294	446	—	423	—
Accounts payable	—	2,113	—	133	963	—
Short-term investments	1,346	—	7	—	—	1,365
Cash	—	343	161	—	—	111
Prepaid Expenses	16	—	18	—	—	4
TOTAL	1,382	2,750	633	181	1,397	1,480

Variation in working capital		1,368	452			83

25.    DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        As discussed in Note 3-a, the accompanying financial statements were prepared in accordance with generally accepted accounting principles in Spain ("Spanish GAAP"), which differ in certain significant respects from U.S. GAAP. These differences are discussed in the following paragraphs.

Reconciliation of Net income and stockholders' equity from Spanish GAAP to U.S. GAAP

        The following table ("Reconciliation Table") is a summary of the estimated adjustments to consolidated net income and to consolidated stockholders' equity that would have been required if U.S. GAAP had been applied instead of Spanish GAAP:

		Net Income			Shareholders' Equity
		For the years ended December 31,
					At December 31,
	Item #
		2002	2001	2000	2002	2001
		Millions of Euros			Millions of Euros
Amounts per accompanying Financial statements:		1,270	1,479	1,407	8,043	8,656
Increases (decreases) due to
Effect of discontinuance of SFAS No. 71	1	2	3	47.2	(34)	(36)
Adjustments to cost of fixed assets:
—Elimination of legal restatements of fixed assets	2.1	357.0	224	211.0	(1,720.2)	(2,077)
—Other adjustments to the cost of property, plant and equipment	2.2	(97)	(11)	(12.5)	(82.7)	1
—Liquidated damages for late delivey of property, plant and equipment	2.3	2	(25)		(17.6)	(25)
Equity method	3	2	(49)	31.4	69	(37)
Pension plans	4.1/4.2	(25)	21	(66.8)	57.1	136
Special termination benefits	4.3	(333)	(365)	(206)	907	1,241
Goodwill
—Goodwill arising under U.S. GAAP	5.1	46	(34)	(47.3)	498.9	590
—Reversal of goodwill amortization	5.2	274	—	—	244.0	—
Negative goodwill	6	(1)	2	(3)	7	8
Income taxes	7	(15)	(76)	(36.5)	(27.1)	(19)
Accounting for certain investments in debt and equity securities (SFAS No. 115)	8	(115)	—	—	(25)	196
Treasury stock	9	22	(32)	(61.4)	(83)	(101)
Restructuring of the mining business	10	2	8	(23.1)	42	40
Foreign currency gains and losses	11	95	(37)	(128.4)	98	3
Stock issuance expenses and start up cost
—Stock issuance expenses	12.1	5	5	—	(1)	(6)
—Start up cost	12.2	24	(55)	(6.0)	(28)	(70)
Research and development	13	(15)	(18)	12.2	(33)	(18)
Capitalization of interest	14	26	49	45.9	92	90
Revenue recognition (SAB 101)
—Effect in period	15	(29)	(74)	(93.4)	(215.5)	(213)
Translation of financial statements of ENERSIS' subsidiaries	16	(30)	(33)	(191.3)	489.5	843
Loss contingencies	17	235	(15)	14.5	235	—
Derivative instruments and hedging activities (SFAS No. 133)
—Effect in period	18	(155)	(353)	—	375.8	(12)
Currency translation adjustment	20	—	35	—	—	—
Tax effect of the above adjustments	7	(74)	32.6	49.4	150.5	264
Effect of minority interest		72	178.5	117	(447.7)	(576)

Amounts in accordance with U.S. GAAP before cumulative effect of a change in accounting principle		1,545	859	1,060	8,594	8,878
Cumulative effect of a change in accounting principle:
Revenue Recognition-As of January 1, 2000	15	—	—	(169)	—
Derivatives and hedging activities-As of January 1, 2001	18	—	420	—	—	420
Tax effect of the above adjustments	7	—	(149)	59	—	(149)
Effect of minority interest		—	(96.5)	—	—	(96)

Amounts under U.S. GAAP		1,545	1,034	950	8,594	9,052

Basic and Diluted Earnings per share before cumulative effect of a change in accounting principle		1.46	0.81	1.00

Cumulative effect of a change in accounting principle per share		—	0.16	(0.10)

Basic and Diluted Earnings per share in accordance with U.S. GAAP		1.46	0.98	0.90

Weighted average of shares (thousands)		1,058,752	1,058,752	1,058,752

Statements of changes in shareholder's equity	2002	2001
	Millions of Euros
U.S. GAAP shareholders' equity at the beginning of the year	9,052	9,428
Movements during the year:
Net income for the year	1,545	1,034
Interim dividend	(280)	(280)
Supplementary dividend	(443)	(433)
Accumulated other comprehensive income (loss):
Currency Translation Adjustment	(1,423)	(715)
Accumulated other comprehensive income net of tax (SFAS 133)	139	171
Effect of SFAS No. 115, net of tax effect	(69)	(9)
Treasury stock	73	(147)
Others	—	3

U.S. GAAP shareholder's equity at the end of the year	8,594	9,052

        The differences included in the Reconciliation Table above are explained in the following items:

1.     Discontinuance of SFAS No. 71

        As a result of the facts explained in notes 5 and 6, the Group began analyzing the continued applicability of Statement Of Financial Accounting Standard No. 71 (SFAS No. 71) "Accounting for the effects of certain types of regulation" for some of its operations in Spain and, the period in which discontinuation should occur. The analysis resulted in a decision to discontinue applying SFAS No. 71 as of December 31, 1996. The primary reasons were:

  i.
  The transition period began January 1, 1998. The formal legislation was passed in 1997.

  ii.
  The recovery rates have been reduced over the years and it is expected that they will be reduced more in future years.

  iii.
  The transition costs have been established as a maximum allowed amount to recover.

        The impact of discontinuing SFAS No. 71 was to write off related regulatory assets in 1996 that are still capitalized under Spanish GAAP in the amounts of €34 million and €36 million for the years 2002 and 2001, respectively.

2.     Adjustments to the cost of property and equipment

2.1. Elimination of legal restatements of fixed assets

        As described in Note 4-b, the cost and accumulated depreciation of the utility plants in Spain of the Endesa Group was revalued following Spanish regulations. Under U.S. GAAP, such revaluations are not acceptable. The adjustments shown in the reconciliation include a reduction in stockholders' equity to eliminate these revaluations and an increase in income of each year that results from the recomputation of the depreciation expense on a historical cost basis.

2.2. Other adjustments to the cost of property, plant and equipment

  i.
  Enersis Group capitalizes as part of the carrying amount of its property, plant and equipment, certain costs such as general and administrative expenses and foreign exchange losses which are acceptable under Chilean GAAP and Spanish GAAP but not under U.S. GAAP. Although under U.S. GAAP this effect should have been eliminated, the Endesa Group management has concluded that the fair value of the property, plant and equipment at the acquisition date

    (year 1999) of the company was equal to the carrying value under local GAAP. Accordingly, no adjustment was considered in 1999 under U.S. GAAP, since that difference was considered part of the purchase price allocation. Since the acquisition, the capitalization of these costs is removed under U.S. GAAP.

  ii.
  Additionally, it is included under this caption certain cost related to the acquisition of Edesur, S.A., at the time of the acquisitions by Distrilec Inversora S.A. in previous years, which under U.S. GAAP would have been included as part of the purchase price and would have been allocated to the net assets acquired based upon relative fair values.

2.3. Liquidated damages for late delivery of property, plant and equipment

        Under U.S. GAAP a purchaser of property, plant and equipment should account for a receipt of liquidated damages for late delivery from the seller as a reduction of the cost of the property, plant and equipment. There has been included an adjustment to U.S. GAAP related to the liquidated damages for late delivery reimbursed by Nortell to Smartcom, S.A. (subsidiary of Endesa Group) which was recorded in net income under Spanish GAAP as of December 31, 2001.

3.     Equity method and currency translation adjustment

3.1. Equity method

        Under Spanish GAAP significant influence is presumed to exist where the investor has more than a 3% interest in listed companies. Under U.S. GAAP significant influence is presumed to exist for investments above 20%. The Endesa Group has recorded the investments mentioned below under the equity method following Spanish GAAP. However, for U.S. GAAP purposes these investments would be classified as available-for-sale, as defined by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). Under U.S. GAAP unrealized holding gains and losses are reflected as a separate component of stockholders' equity until realized. The investments described below are included in the presentation of certain debt and equity investments described in the reconciliation table.

  i.
  Since 2001, the Endesa Groups? holding of 3% in REPSOL YPF has been accounted for under the equity method. Under U.S. GAAP the adjustment to eliminate the effect of equity accounting, decreased the Group's income as of December 31, 2002 and 2001 by €9 and €43 million, respectively and increased the Group's equity as of December 31, 2002 and 2001 by €86 and €7 million, respectively.

  ii.
  Since 1994 the Endesa Groups' holding of 11.64% in Sociedad General de Aguas de Barcelona, S.A. (AGBAR, S.A.) has been accounted for under the equity method. Under U.S. GAAP the adjustment to eliminate the effect of equity accounting, increased the Group's income as of December 31, 2002 and decreased the Group?s income as of December 31, 2001, by €3 and €14 million, respectively, and decreased the Group's equity as of December 31, 2002 and 2001, by €22 million and €41million, respectively.

  iii.
  In 1997 and 1998 the Group sold to Sociedad Estatal de Participaciones Industriales (SEPI) a percentage of its ownership of R.E.E. (Red Eléctrica, S.A.), to comply with the legislation in force at that time, which required the State to have a majority holding in R.E.E. remaining with a participation of 10% which is being carried by the equity method under Spanish GAAP. Under U.S. GAAP the adjustment to eliminate the effect of equity accounting, decreased the Group's income by €3 million as of December 31, 2002 and decreased the Group's equity as of December 31, 2002 and 2001, by €14 million and €11 million, respectively.

3.2. Companies acquired in 2001 and carried by the equity method pursuant to U.S. GAAP.

        In the third quarter of 2001 the Company acquired a 45.3% participation in Endesa Holding Italia, S.R.L. (a holding company). This company in turn owns all the shares of the Italian electric utility Elettrogen. Also, in April, 2001 the Company acquired a 30% participation in the French producer Societé Nationale de Electricité et du thermique (SNET).

        As explained in Note 2, in the first quarter of 2002 Endesa Europa, S.L. acquired an additional 5.7% holding in Endesa Holding Italia, S.R.L., and, accordingly, since that date this investment has been fully consolidated under Spanish GAAP, since the Endesa Group has the majority of the shares of this company. According to EITF 96-16, for U.S. GAAP, since decisions by Endesa Holding Italia's board of directors may only be taken by an affirmative vote of 66 2/3% of the board of directors and because the shareholders' agreement between the Endesa Group and ASM Brescia, resolutions adopted by shareholders at general shareholders' meetings require the approval of 55% of the shareholder votes and resolutions adopted at extraordinary shareholders' meetings require the approval of 60% of the shareholder votes, this investment is accounted for the equity method as of December 31, 2002.

        In 2002 and 2001, it has been included in the reconciliation table a reconciling adjustment for these equity investees relating to the differences in the income and equity between Spanish GAAP and U.S. GAAP, which, were applicable, are similar to the differences related to Endesa Group.

        According to U.S. GAAP, as of December 31, 2002, Endesa Holding Italia, S.R.L. should have been consolidated under the equity method. This adjustment has no effect on net income or shareholders' equity. The only effect would be to (reduce) / increase the following financial statement captions by the following amounts (in millions of Euros):

At December 31, 2002
Millions of Euros
Assets:
Equity investments	1,174
Current assets	(288)
Utility plant and intangible assets	(2,390)
Other fixed assets	(1,659)

Total assets of discontinued operations	(3,163)

Liabilities:
Current liabilities	(1,543)
Long term liabilities	(490)
Minority interest	(1,130)

Total liabilities and minority interest of discontinued operations	(3,163)

At December 31, 2002
Millions of Euros
Operating income	(163)
Equity in the income/(losses) of companies accounted for by the
equity method	36
Income before taxes	(13)
Income tax	57
Income attributed to minority interest	(34)

Income for the year attributed to the controlling company	0

At December 31, 2002
Millions of Euros
Cash flow from operating activities	1,070
Cash flow from investing activities	(247)
Cash flow from financing activities	(1,011)

Net change in cash and cash equivalents	(188)

4.     Pension plans, social benefits and special termination benefits

  4.1. Pension plans and other post-retirement benefits in Spain

        As mentioned in Note 4-i, the Endesa Group companies have certain supplementary pension obligations to their personnel. Pursuant to current legislation, prior to November 16, 2002 those internal funded plans have been transferred to an outside third party specialized in management of pension plans ("externalization of a plan").

        The differences between Spanish GAAP for pensions and U.S. GAAP are described below:

  i.
  In accordance with Royal Decree 1643/1990, approving the Spanish National Chart of Accounts in 1991, €101 million, before tax and minority interest effects, was charged to reserves in connection with the increase in the liability accrued for the pension fund as of January 1, 1991, with respect to that calculated and recorded in the preceding year for certain subsidiaries.

    Additionally, in 1995 €36 million were charged to non-operating expenses, before consideration of the tax effect, in accordance with Spanish GAAP due to a new change in the assumptions used in the actuarial studies performed for the Group.

    Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 87 (SFAS No. 87), a provision should have been recorded for the 1991 and 1995 increases in the valuation of the liability accruing for the pension fund over the average remaining years of service of the Company's employees which, in both cases, was calculated assuming 15 years.

  ii.
  As described in Note 4-i, the Endesa Group modified in 1999 its assumptions for life expectancy and the discount rate and adopted a plan to enable a gradual charge to the average remaining useful life of its employees, which is estimated to be 15 years on average and is in accordance with U.S. GAAP. However, the Endesa Group made a provision to reserves for a portion of the pension shortfall resulting from the modification of the aforementioned assumption, which was adjusted under U.S. GAAP.

  iii.
  Under Spanish GAAP, in some circumstances actuarial gain or loss related to plan assets or obligations are recorded directly in current earning. Under U.S. GAAP actuarial gain or loss should be recognized in earnings during the remaining service period of active employees, if exceeds 10% of the greater of the Projected Benefit Obligation or the fair value of the plan.

        The Endesa Group initiated the externalization process in 2000. During this process, those U.S GAAP adjustments related to pension plans that were settled have been properly eliminated and all effects recorded in earnings.

        The main differences described above between Spanish GAAP and U.S. GAAP basically relates to a different criteria relating to unrecognized/recognized net actuarial gain or loss for both, defined benefit and defined contribution pension plans. The following table presents the differences related the Spanish pension plans:

	Year end Balances as of December 31,		Income/Expenses for the period ended December 31,
	2002	2001	2002	2001	2000
	Millions of Euros
Spanish GAAP Unrecognized/ recognized net actuarial gain or loss	103	123	(58)	5	(9)
Change 1999, Actuarial Assumptions	37	47	(10)	(32)	(37)
Change 1991-95, Actuarial Assumptions	—	28	(28)	(27)	(9)
Change 2002, Actuarial gains recorded in earnings	42	—	42	—	—
Adjustment under U.S. GAAP	79	75	4	(59)	(46)

U.S. GAAP unrecognized/recognized net actuarial gain or loss	182	198	(54)	(54)	(55)

        Except for the paragraphs mentioned above, the accounting policy of the Group under Spanish GAAP for pension and other postretirement benefit plans is similar with SFAS 87 and SFAS 106. The following disclosures have been prepared according to the requirements established by Statement of Financial Accounting Standards No. 132 (SFAS No. 132).

Pensions

        The Group's pension commitments are organized around pension plans as well as on insurance agreements. The majority of staff are covered by defined contribution pension plans or fully-insured defined benefit pension plans, of which the Group has integrally passed on the biometric and financial risks to the Insurance Companies and Pension Plans entities. As for retired employees, most commitments are covered with insurance policies.

        In consequence, the following charts show exclusively the commitments for defined benefit pensions under Spanish GAAP in which the Group assumes actuarial deviation risks, including Fecsa-Enher I, Fecsa-Enher II and Hidroeléctrica de L'empordá pension plans, and book reserves for changes in assumptions on pension and life insurance commitments.

        The following is a reconciliation of beginning and ending balances of the benefit obligation:

Change in benefit obligation	2002	2001
	Millions of Euros
Benefit obligation at beginning of year	993	1,014
Service cost	21	23
Interest cost	41	40
Plan participants' contributions	0	0
Amendments, Settlements	(184)	(37)
Actuarial (gain)/loss	16	(30)
Acquisition	0	0
Benefits paid	(24)	(17)
Benefit obligation at end of year	863	993

        The epigraph "Settlements" contains the commitments externalized by the Group in 2002. Specifically, the Group has purchased annuity and lump sum contracts in order to settle the obligations with active and retired employees, has acknowledged past service liabilities through the corresponding rebalancing plans in accordance with the Royal Decree 1988/1999 of October 15th and reduced its obligations due to the sale of Electra de Viesgo, S.L.

        The components of net periodic benefit cost under Spanish GAAP for 2002, 2001 and 2000 are as follows:

Components of net periodic benefit cost	2002	2001	2000
	Millions of Euros
Net periodic defined benefit pension cost	62	63	92
Service cost	21	23	21
Interest cost	41	40	71
Net periodic defined contribution pension cost and similar obligation	33	32	13
Expected return on plan assets	(5)	(2)	(2)
Amortization of prior service cost	0	0	0
Recognized net actuarial loss	65	13	14
Net periodic benefit cost	154	106	117

        As a consequence of the externalization of the Spanish Pension Plans, the Group was able to subscribe upon acceptances of third parties a debt for the rebalancing of the Plans ("PdR Debt"). Under these agreements the Company was entitle to finance the internally funded obligations in a period up to 15 years. In the change in plan assets the related debt is considered as part of the assets considered to fund each plan.

        The following is the change in plan assets for the period ended December 31, 2002 and 2001:

Change in plan assets	2002	2001
	Millions of Euros
Fair value of plan assets at beginning of year	784	46
Pension plan's assets	134	46
"PdR" Debt	650	0
Actual return on plan assets	(19)	(17)
Acquisition	0	0
Employer contribution (*)	118	106
Plan participants' contributions	0	0
Benefits paid	(13)	(1)
"PdR" Debt Variation (**)	(147)	650
Fair value of plan assets at end of year	724	784
Pension plan's assets	222	134
"PdR" Debt	502	650
(*)
Includes "PdR" payments of €98 million and €84 million for 2002 and 2001, respectively

(**)
During 2002, €78 million of "PdR" Debt has not been accepted for "externalization" purposes
Therefore, the Company has reduced its debt to third parties and had to increase the accrual for funded status.

        The detail of the funded status in the consolidated balance sheet are as follows:

Funded Status	2002	2001
	Millions of Euros
Funded status	(139)	(209)
Unrecognized net actuarial loss	83	102
Unrecognized prior service cost	0	0
Prepaid / (accrued) benefit cost	(56)	(107)

        The following actuarial assumptions were used in 2002, 2001 and 2000:

Weighted-average assumptions as of December 31,	2002	2001
Discount rate	4.0%	4.0%
Expected return on plan assets	4.0%	4.0%
Rate of compensation increase	2.5%	2.5%

Other Post-retirement Benefit Plans

        For U.S. GAAP purposes, the Group adopted the requirements of Statement of Financial Accounting Standards No. 106 (SFAS No. 106) with respect to energy to be supplied on a subsidized basis to retired employees of the Group. In previous years the Group has been operating under a regulatory plan and consequently the estimated value of those future post employment benefits was factored into the computation of the electricity rates to be charged to external customers, and any recorded liability under U.S. GAAP in previous years was compensated by a corresponding recoverable asset. However, as described in item 1, the Company decided to discontinue applying SFAS No. 71 in 1996 and therefore, since that year has recorded a provision for subsidized energy. This adjustment has been considered as part of item 1 in the reconciliation note. Until December 31, 2000, there was a difference between Spanish GAAP to U.S. GAAP regarding this concept, basically because this provision was recorded under Spanish GAAP until that date. After December 31, 2000, the criteria for Spanish GAAP and U.S. GAAP became the same.

        The Group has undertaken the commitment to finance power consumption by both active and retired employees, so the company may accrue the estimated cost of retiree benefits payments, other than pensions, during the employee's active service periods.

        The following is a reconciliation of beginning and ending balances of the benefit obligation:

Change in benefit obligation	2002	2001
	Millions of Euros
Benefit obligation at beginning of year	175	161
Service cost	1	1
Interest cost	7	6
Amendments, Settlements	(5)	7
Actuarial (gain)/loss	31	11
Acquisition	0	0
Benefits paid	(9)	(11)
Benefit obligation at end of year	200	175

        The components of net periodic benefit cost for 2002, 2001 and 2000 are as follows:

Amortization of prior service cost	2002	2001	2000
	Millions of Euros
Service cost	1	1	1
Interest cost	7	6	4
Expected return on plan assets	0	0	0
Amortization of prior service cost	0	0	0
Recognized net actuarial loss	31	11	38
Net periodic benefit cost	39	18	43

        As the obligation is covered by a book reserve, the detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows:

Funded Status	2002	2001
	Millions of Euros
Funded status	(200)	(175)
Unrecognized net actuarial loss	—	—
Unrecognized prior service cost	—	—
Prepaid / (accrued) benefit cost	(200)	(175)

        The following actuarial assumptions were used in 2002, 2001 and 2000:

Weighted-average assumptions as of December 31,	2002	2001
Discount rate	4.0%	4.0%
Expected return on plan assets	—	—
Rate of compensation increase	2.0%	0.0%

  4.2.
  Pension plans and other post-retirement benefits in Latin America

        Enersis S.A. and its subsidiaries (Enersis Group) sponsor various benefit plans for its current and retired employees. A description of such benefits is as follows:

  Severance indemnities

        The provision for severance indemnities is calculated using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the years ended December 31, 2000, 2001 and 2002, and an estimated average service period based on the years of services for the Company.

  Benefits for Retired Personnel

        Other benefits provided to certain retired personnel of Enersis Group include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits. Descriptions of these benefits for retired personnel are as follows:

  i)
  Medical benefits

        This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Enersis Group. This benefit expires at the time of death of the pensioner.

  ii)
  Electrical rate service

        This benefit is extended only to certain retired personnel of Enersis Group. These electric rate subsidies result in the eligible retired employees paying a percentage of their total monthly electricity costs, with Group paying the difference.

  iii)
  Supplementary pension benefits

        Eligible employees are able to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires upon the death of the pensioner for the Enersis Group employee, however, continues to cover the surviving-spouse in the case of employees of the subsidiary Endesa-Chile.

  iv)
  Worker's compensation benefits

        Employees that were entitled to Worker's compensation insurance in prior years for work related accidents receive benefits from the Company as such insurance has expired. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

        The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, which gave rise to an adjustment in the reconciliation to U.S. GAAP relating to CERJ (Endesa Group's Brazilian subsidiary) of a decrease in net income of €29 million for the year ended December 31, 2002, an increase of €80 million for the year ended 31, 2001 and a decrease in net income of €21 million for the year ended December 31, 2000, which is presented in the reconciliation table.

        The following data are presented under U.S. GAAP for Company's post-retirement benefit plans:

Disclosures of pension benefits under SFAS No. 132 (Enersis Group)

	Pension Benefits
	2002	2001
	Millions of Euros
Change in benefit obligation
Benefit obligation at beginning of year	400	435
Translation differences	(168)	(45)
Service cost	1	4
Interest cost	19	48
Amendments, Settlements	0	0
Actuarial (gain)/loss	22	(15)
Unrecognized net obligation of Brazilian subsidiary at date of initial application	0	0
Acquisition	0	0
Benefits paid	(17)	(27)
Benefit obligation at end of year	257	400
	2002	2001
Change in plan assets
Fair value of plan assets at beginning of year	130	133.3
Effect of exchange adjustment	(61)	(15)
Actual return on plan assets	24	17.5
Acquisition	0	0
Employer contribution	23	13.9
Plan participants' contributions	0	0
Plan participants' contributions	1	2.6
Benefits paid	(16)	(23.4)
Fair value of plan assets at end of year	99	130
	2002	2001
Funded Status
Funded status	(158)	(270)
Unrecognized net actuarial (gain) loss	(23)	(49.4)
Unrecognized transition obligation	13	25.8
Prepaid (accrued) benefit cost	(168)	(294)
	2002	2001	2000
	Millions of Euros
Weighted-average assumptions for major plans as of December 31,
Discount rate	13%	11.2%	15.0%
Expected return on plan assets	11%	10.4%	10.4%
Rate of compensation increase	7%	7.0%	9.6%

Components of net periodic benefit cost
Service cost	1	3.8	1
Interest cost	19	47.7	28.4
Expected return on plan assets	(9)	(23.5)	(1.8)
Amortization of transition obligation	1	3.3	2.6
Recognized net actuarial loss/(gain)	6	0	(10.8)
Net periodic benefit cost	18	32	20

Disclosures of other benefits under SFAS No. 132 (Enersis Group)

	Other benefits
	2002	2001
	Millions of Euros
Change in benefit obligation
Benefit obligation at beginning of year	58	59
Translation differences	(31)	(6)
Service cost	7.63	(1)
Interest cost	5.5	5.5
Actuarial (gain)/loss	(2)	0
Benefits paid	0	1
Benefit obligation at end of year	38	58
	2002	2001
Funded Status
Funded status	(38)	(58)
Unrecognized net actuarial (gain) loss	(17.5)	0
Unrecognized transition obligation	17.1	32
Prepaid (accrued) benefit cost	(38.8)	(26)
	2002	2001	2000
Weighted-average assumptions for major plans as of December 31,
Discount rate	12%	11.8%	9.5%
	2002	2001	2000
Components of net periodic benefit cost
Service cost	2.6	(0.9)	(0)
Interest cost	10.5	5.5	0.7
Amortization of transition obligation	1.7	1.9	0.4
Recognized net actuarial loss	16.1	0	0
Net periodic benefit cost	31	6.6	1

4.3. Special termination benefits

        As described in Notes 6 and 15, the Endesa Group recorded provisions, for special termination benefits to employees who might retire in future years, as a result of the electric utilities' transition to a competitive market. These future costs were considered costs of transition to a competitive environment (see Note 6) and were recorded mainly to reserves and deferred charges. Additionally, as explained in Note 6-d, the Ministerial Order dated March 28, 2001, provided for the possibility of writing off against reserves the amount of the capitalized costs of transition to competition that would be recovered through the fixed remuneration but, as of December 31, 2000, were not considered to be recoverable through the fixed remuneration for the transition to competition arising solely as a result of the elimination by Royal Decree Law 2/2001 of the assignment of 4.5% of billings for electricity sales to consumers. Accordingly, a portion of the deferred charges due to the transition to competition relating to the labor force reduction plans approved by the Company was written off against reserves in shareholders' equity.

        Under U.S. GAAP the employer shall recognize the liability for voluntary retirements as an expense in the Income Statement during each respective year only when the employees accept the offer and will be entitle to benefits. Therefore such costs have been adjusted in the reconciliation table.

5.     Goodwill

5.1. Goodwill arising under US GAAP

        Under Spanish GAAP, the difference in consolidation between the purchase price paid in cash for which the investment in a subsidiary is recorded and the participation of the parent company in the equity of the subsidiary should be allocated to the identified assets and liabilities of the subsidiary, up to the limit applicable to the parent's investment in the difference between the book value and the fair value of the related item. The remaining difference, if positive, should be shown on the asset side of the consolidated balance sheet as goodwill and should be amortized over a maximum period of twenty years. Acquisitions through the exchange of shares are recorded as pooling of interest in most cases under Spanish GAAP.

        Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets is recorded as goodwill.

        The main adjustments to goodwill included in the reconciliation table are as follows::

  i.
  On July 16, 1999, Sevillana de Electricidad, S.A., Fuerzas eléctricas de Cataluña, S.A. (FECSA), Empresa Hidroeléctrica del Ribagorzana, S.A. (ENHER), Eléctricas Reunidas de Zaragoza, S.A. (ERZ), Gas y Eléctricidad, S.A. (GESA), Unión Eléctrica de Canarias, S.A. (UNELCO), Electra de Viesgo, S.A. (VIESGO) and Saltos del Nansa, S.A. (NANSA) were merged into Endesa, S.A. (Absorbing company) Under the merger, which was effective for accounting purposes from January 1, 1999, the absorbing company acquired the absorbed companies' assets and liabilities in bloc by universal succession. The merger took place through the exchange of the shares held by the merged companies' minority stockholders for newly issued shares of Endesa, S.A. Under U.S. GAAP the acquisition of the shares from the minority stockholders is accounted for under the purchase method. Accordingly, the cost of the acquired company is measured by the fair value of the equity securities issued and goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired. Furthermore, under U.S. GAAP the purchase of the shares from the minority stockholders is recorded on the consummation date of the transaction (July 16, 1999) rather than the accounting effective date. Accordingly, minority interest in the results of operations recorded for the period from January 1, 1999 to July 16, 1999 in Spanish GAAP was adjusted in U.S. GAAP for the purposes of purchase price allocation (in this case as goodwill).

  ii.
  Additionally, as a result of the acquisitions of shareholdings in recent years the goodwill was adjusted for the differences in the equity interests acquired per Spanish GAAP and U.S. GAAP.

  iii.
  For Spanish GAAP purposes the goodwill arising on any acquisition, when the parent company is the direct acquirer of companies abroad, is translated to euros at the exchange rates prevailing at the time the goodwill arises. For U.S. GAAP purposes the goodwill is considered as a foreign currency asset and is translated at the year-end exchange rate.

5.2. Reversal of goodwill amortization

        Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized over its estimated useful life, but is instead tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Additionally, goodwill on equity method investments is no longer amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18").

        Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. The Group does not have intangible assets with indefinite useful lives (see Note 4.a). The main intangible assets under Spanish GAAP relates to research and developments expenses, concessions, patents, licenses, trademarks and EDP applications. Assuming no new acquisitions or disposals, the Group estimates that the carrying amount of intangible assets as of December 31, 2002 will be amortized on a straight-line basis over the remaining useful lives of the assets. Thus the estimated aggregate amortization expense for each of the five succeeding fiscal years is € 80 million.

        The Group has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002. At January 1, 2002 the Group has determined that no impairment is required for the adoption of SFAS No. 142. At December 31, 2002, as a result of the test performed an impairment of €279 million was recorded. This impairment relates basically to Smartcom as a result of the decline in the value of companies in the telecommunications industry.

        The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches. The income approach used considered the traditional cash flow method. Goodwill in each operating segment will be tested for impairment as of December 31 of every year.

        As a result, the application of this Standard has consisted mainly in the elimination under U.S. GAAP of all goodwill amortization recorded in 2002 under Spanish GAAP for consolidated entities and entities carried by the equity method (see Note 7). Accordingly, net income for the year ended December 31, 2002 and shareholder's equity as of December 31, 2002 should be increased by €274 million and €244 million, respectively before the minority interest.

        The changes in the carrying amount of goodwill arising on entities fully consolidated, under U.S. GAAP, for the year ended December 31, 2002 are as follow:

	Domestic electricity business		International electricity business				Other business
	Generation	Distribution	Generation	Distribution		Others	Telecommunications
Changes in the amounts of Goodwill—US GAAP
			Chile	Chile	Brasil		Chile	Total
	Millions of Euros
Balance as of January 01, 2002	486	168	1,440	1,683	559	51	338	4,725
Additions	—	—	5	—	14	—	—	19
Retirements	—	(12)	—	—	—	—	—	(12)
Translation differences and monetary adjustment	—	—	(294)	(344)	(250)	(10)	(80)	(978)
Impairments	—	—	—	—	—	(21)	(258)	(279)

Balance as of December 31, 2002	486	156	1,151	1,339	323	20	—	3,475

        The pro-forma effect of applying SFAS 142 for the periods presented is as follows:

	As of December 31,
	2001	2000
	(Millions of Euros)
Reported net income under U.S. GAAP	1,034	950
Add back: Goodwill amortization Spanish GAAP	276	269
Add back: Amortization on additional U.S. GAAP goodwill	35	38

Adjusted net income under U.S. GAAP	1,345	1,257

Net income per share, under U.S. GAAP	1.27	1.19

(*)
Computed considering 1,058,752,117 outstanding shares in 2001 and 2000, respectively

6.     Negative Goodwill

        As of December 31, 2002 and 2001, the carrying value of the negative goodwill in consolidation under Spanish GAAP amounted to €13 million and €29 million, respectively.

        Under Spanish GAAP, the negative goodwill must be credited to a specific liability account with no amortization or reduction, except for additional liabilities of the subsidiary at the purchase date not considered in the initial consolidation, unfavorable evolution of the results of the acquired company, or as a result of a change in the ownership interest in the subsidiary. Under U.S. GAAP, all negative goodwill was allocated to proportionately reduce the values assigned to non-current assets.

7.     Income Taxes

        The Spanish accounting principles for recording income taxes differ from those applicable under U.S. GAAP as regards the period in which certain prepaid and deferred taxes must be recorded and with respect to the required disclosures. The differences affecting the Group are as follows:

  a)
  Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. Deferred income taxes under U.S. GAAP are recognized based on the expected future tax consequences of substantially all differences between the financial statement basis and the tax basis of assets and liabilities and all available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of the deferred tax asset.

  b)
  Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured "beyond any reasonable doubt", as opposed to when realization is "more likely than not" under U.S. GAAP.

        Deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	Deferred Taxes
	2002		2001
	Assets	Liabilities	Assets	Liabilities
	Millions of Euros
Balance under Spanish GAAP (Note 17)
Current	38		70
Non-current	3,215	1,322	2,946	1,117

	3,253	1,322	3,016	1,117

Adjustments under U.S. GAAP
Tax credits
Legal Restatements	602		731
Early retirements	(279)		(411)
SFAS 133	(136)		(153)
Valuations allowance	(27)		(19)
Capitalized interest cost	(32)		(31)
Foreign currency gains and losses	30		1
Others	(35)		(22)

Total adjustments under U.S. GAAP	123		96

Deferred tax under U.S. GAAP	3,376	1,322	3,112	1,117

        As a consequence of changes during 1997 in the consolidated tax regime, some companies of the consolidated group were able to generate certain income taxes credits, which were not previously available to the Group. These additional tax credit carryforwards were utilized to reduce future taxable income and expired after 5 years. Since the realization of the credit carryforward is more likely than not to be realized by the Group, a deferred tax credit under U.S. GAAP was recorded for this amount since 1997. As of December 31, 2001, after applying the tax credits and tax relief for the year, there were no significant unused tax credits for Spanish GAAP purposes and, therefore, this difference no longer exists.

        Under U.S. GAAP, reaching a conclusion that a valuation allowance is not needed is difficult when there is significant objective negative evidence, such as cumulative losses, in recent years. Smartcom, S.A. (subsidiary of the Endesa Group) has incurred such losses in each tax-reporting period since its inception. Based on this evidence, a valuation allowance would be provided in full against the deferred tax assets related to the net operating losses of Smartcom, S.A. under U.S. GAAP. The net change during the year 2002 in the total valuation allowance is shown in the table above.

        The deferred tax assets under U.S. GAAP arose from the following:

	2002	2001
	Millions of Euros
Provisions for internal pension allowance which, under Spanish GAAP tax regulations, are not tax deductible until effectively paid or contributed to an external pension fund	382	382
Provision for personnel restructuring plans, which become tax deductible when they are effectively paid	709	864
Legal Restatements	602	731
Tax basis for depreciation of investements in excess of accounting basis	1,542	519
Revenue Recognition	73	72
Tax loss carryforwards and tax credits	256	93
Allowance for bad debts	38	70
Other deferred tax assets (extraordinary repairs, obligations, restructuring of facilities,...)	(226)	381

	3,376	3,112

        The deferred tax liabilities arose mainly from:

	2002	2001
	Millions of Euros
Accounting basis for depreciation of propertly in excess of tax basis	594	618
Capital gains and others	728	499

	1,322	1,117

8.     Accounting for certain investments in debt and equity securities (SFAS No. 115)

        Under Spanish GAAP investments in debt and marketable equity securities are stated at the lower of cost and market value. Market value is the lower of the average market price for the last quarter and the year-end market price. Where the interest in a listed equity security exceeds 3% such investments are recorded using the equity method under Spanish GAAP. The adjustment to eliminate the effect of equity accounting is dealt with in item 3.

        U.S. GAAP (SFAS No. 115) requires investments in debt and marketable equity securities to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities and available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification: unrealized gains and losses (except other than temporary impairments) on securities that the company considers held-to-maturity are not recorded; unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but as a separate component of shareholders' equity, other comprehensive income; and unrealized gains or losses on trading securities are recorded in the income statement. Market value is determined using the year-end market price. The Group has classified all of its marketable securities as available-for-sale. As of December 31, 2002 and 2001, the classification was as follows:

			Gross Unrealized
	Historical Amortized Cost	Fair value Available for Sale Securities
			Gain	Loss	Net
	Millions of Euros
Year 2002:
Available-for-sale-securities	775	750	130	(155)	(25)
Year 2001:
Available-for-sale-securities	775	971	196	—	196

        For U.S. GAAP purposes, unrealized gains/losses are included in stockholders' equity as a component of other comprehensive income net of tax effect until they are realized or recorded into earnings due to other than temporary decline of value. During 2002 due to the market conditions, the Endesa Group recorded an other than temporary impairment of €115 million of its investments in equity securities.

9.     Treasury Stock

        Pursuant to Spanish GAAP, since there are no plans to retire the treasury stock of the Controlling Company (Endesa, S.A.), these shares are recorded at the lower of cost or underlying book value in the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection. If the cost of the shares of treasury stock is higher than their market value, the provision required to cover this difference is charged to the "Nonoperating Income" caption in the consolidated statement of income. The remainder of the provisions recorded for the difference between the underlying book value and the lower of the cost or market value of the shares is charged to unrestricted reserves. Gains and losses on subsequent sales of treasury stock are recorded in net income.

        Under U.S. GAAP capital stock acquired that is not retired may be treated as if it had been retired or, if not prohibited by law, carried at cost and reflected as a separate deduction from shareholders' equity. Gains and losses on subsequent sales of treasury stock are not recognized in net income.

10.   Restructuring of the mining business

        As part of the contemplated restructuring of the mining business in future years, the Group recorded, in its 1995 Spanish GAAP financial statements, a provision for restructuring costs. Under U.S. GAAP, some of the costs included in the provision could not be accrued under the guidelines of EITF 94-3. Since then, the Company has recorded accrued costs for the year and re-estimated the final value of the provision. Accordingly, such costs have been adjusted in the reconciliation to U.S. GAAP, since the accrued costs have never met the applicable criteria.

11.   Foreign currency transaction gains and losses

        Under Spanish GAAP, gains arising as a result of foreign currency exchange rate fluctuations are deferred until their realization. Under U.S. GAAP, foreign currency transaction gains or losses are generally recorded in the Statement of Income immediately.

12.   Stock issuance expenses and start-up cost

12.1.
Under Spanish GAAP, expenses relating to the issuance of capital stock may be capitalized and amortized over five years. Under U.S. GAAP, direct costs related to the issuance of capital stock must be deducted from the proceeds of the new capital.

12.2.
In accordance with Spanish GAAP, period costs incurred during the start-up of a business that will generate future revenues may be capitalized and are amortized over five years. Under U.S. GAAP, all costs incurred during the start-up period should be expensed in accordance with Statement of Position 98-5 ("SOP 98-5"), except for those costs, which are directly related to and specifically identifiable with the system construction, or those which are clearly related to asset acquisitions. SOP 98-5 defines start-up activities as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities also include activities related to organizing a new entity (commonly referred to as organization costs). Start-up costs expensed include pre-operating costs such as organizational costs, advertising and promotion market research and administrative costs.

        An adjustment to account for these differences is included in the reconciliation table.

13.   Research and Development

        In accordance with Spanish GAAP, the Company capitalizes certain Research and Development expenses when:

  •
  A specific project and a method for allocating and recognizing the direct costs relating to the project exists.

  •
  It can be demonstrated the project is technically and commercially feasible and the company has adequate resources to enable the product or process to be marketed.

        Under U.S. GAAP all research and development expenses must be expensed as incurred. The related subsidies should be credited to income as the referred costs are expensed.

14.   Capitalization of interest

i.
Spanish subsidiaries of the Endesa Group

        Interest incurred during construction of tangible fixed assets is capitalized under Spanish GAAP. In accordance with Royal Decree 437/1998, the method used to determine the amount of financial expenses capitalized is as follows:

  a) The specific-purpose financing used for the acquisition or construction of certain of the Company's assets are allocated to the assets so that the financial expenses incurred on such financing are capitalized in full.

  b) The general-purpose financing, both equity and debt, is allocated proportionally to the rest of the Company's assets and the accrued interest plus related foreign exchange differences on borrowed funds allocated to construction in progress and nuclear fuel stocks in process are capitalized (in the same proportions) by applying the average effective interest rate on such financing to the average aggregate capitalizable investment.

  Under U.S. GAAP interest is generally capitalized on assets that are constructed or otherwise produced for an enterprise's own use using the overall borrowing. This method differs from that used by the Endesa Group, because the interest rate used for the capitalization is calculated on the basis of the interest on the debt as a percentage of the total financial debt and equity.

ii.
Latin America Subsidiaries of the Endesa Group

  In accordance with Spanish GAAP, the Group has capitalized interest on debt directly related to property, plant and equipment under construction.

  Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project.

        The accounting differences between Spanish and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation table

15.   Revenue recognition

i.
Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs.

  Under U.S. GAAP and before the issuance of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101), there was no difference between Spanish and U.S. GAAP.

  Following the adoption of SAB 101, the Company has changed its accounting principles under U.S. GAAP in order to comply with this new rule.

  Under Spanish GAAP

  •
  Up-front fees, which cover the cost of the extension installed for new customers, are recorded as deferred income and amortized to income over the useful life of the extension facilities financed by these charges.

  •
  The up-front charges for connection were credited to income, as they are viewed as a reimbursement of the costs of enhancing the electric network in prior years.

  Under U.S. GAAP, these up-front charges are credited to deferred revenue and amortized to income over the expected term of the customer relationship. The effect on shareholders' equity and net income for the years presented is included in the reconciliation table.

ii.
Some Brasilian subsidiaries which are considered Regulated entities according to SFAS No. 71 recorded the revenues and deferred the cost established by the Brazilian Government to compensate the effects of the energy shortage in 2002 and 2001. These revenues and deferred costs were fully recognized for Spanish GAAP purposes. Under U.S. GAAP, €83 million and €70 million recognized by ENDESA Group as of December 31, 2002 and 2001 respectively as additional revenue would not be recovered in the next 24 months, and accordingly has been reversed for U.S. GAAP purposes, as prescribed by EITF Issue 92-7, "Accounting by rated-regulated utilities for the effects of certain alternative revenue programs".

16.   Translation of financial statements of ENERSIS' subsidiaries

        In 1998, the Chilean Association of Accountants issued its Technical Bulletin ("BT") No. 64. BT 64 requires the adoption of the U.S. dollar as the "functional currency" as part of a comprehensive basis of adjusting for inflation for those financial statements of foreign subsidiaries that operated in "unstable countries" (as defined by BT 64), and which are not considered to be an extension of the parent company's operations. The Enersis Group (a Chilean SEC registrant which is a subsidiary of the Endesa Group) applies this accounting policy also under U.S. GAAP, since BT-64 constitutes a comprehensive basis of adjusting for inflation, in accordance with SEC requirements, and does not need to be eliminated from accounts of the Chilean company.

        However in view of the changes in the economic circumstances in the Latin American region, the Company determined that consideration of the US dollar as the functional currency of these subsidiaries as required by BT-64 was no longer appropriate in 2001. As a result, management decided to discontinue the use of BT-64 in preparation of the U.S. GAAP accounts and apply the provisions of SFAS 52, "Foreign Currency Translation," beginning January 1, 2001. As a result, the adjustment included in net income and shareholder's equity in the reconciliation for 2002 and 2001 represents the difference between the historical rates applied under Spanish GAAP and U.S. GAAP to the translation of the financial statements of certain Latin American subsidiaries, due to the application of BT-64 prior to 2001 which is being amortized over the average life of the assets of each of the companies.

17.   Loss contingencies

        Under Spanish GAAP, foreseeable contingencies, including possible losses, are recorded as soon as they become known.

        Under U.S. GAAP, loss contingencies are accrued when it is probable that an asset has been impaired or a liability has been incurred as of the balance sheet date and the amount of the loss can be reasonably estimated. If a loss is only reasonably possible, it should only be disclosed.

        The Group, following the generally accepted accounting principle, recorded as of December 31, 2002 and 2001 some provisions for possible loss contingencies. Under U.S. GAAP only those provisions considered probable ("events that are likely to occur") and that the amount of loss can be reasonable estimated can be recorded. Therefore, those provisions that did not meet that definition where reversed (Basically, due to the Argentinean risk included in Note 15).

18.   Derivative instruments and hedging activities

        Under U.S. GAAP the Endesa Group adopted, effective January 1, 2001, Statement of Financial Accounting Standards No. 133, ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative's previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income ("OCI"), as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

        If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

        Upon adoption of SFAS No. 133 on January 1, 2001, Endesa, S.A. and its dependent companies designated all its hedging relationships anew. The adoption resulted in an after-tax and minority interest non-cash gain of approximately €175 million in earnings.

        The pro forma effect of this change in accounting principle for the year ended December 31, 2000 would be the following:

2000
Millions of Euros, except per share amounts
Historical U.S. GAAP amounts
Net income for the year ended December 31,	950
Net income per ADS or share	0.90
Pro forma U.S. GAAP amounts
Net income for the year ended December 31,	1,125
Net income per ADS or share	1.06
a)
Fair Value Hedges

        As part of its overall risk management strategy, the Endesa Group uses derivatives to convert some of its fixed-rate notes into variable-rate debt to manage the interest rate exposure. These derivatives are typically designated as fair value hedges.

        Under Spanish GAAP those derivatives designated as fair value hedges are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP have their respective hedged items recorded at fair value and all hedging ineffectiveness is included in earnings. For the years ended December 31, 2002 and 2001, there was not any material ineffective portion for this hedging transaction.

b)
Net Investment Hedges

        The Endesa Group arranges net investment hedges for some investments in foreign companies by financing these investments in the functional currency of the country concerned or in a currency closely correlated thereto. This policy is implemented either by financing in the related currency or using derivatives, such as currency swaps, which provide a synthetic effect of a foreign currency loan, thereby reducing the exchange risk.

        Among other operations, the Endesa Group has been managing its currency exposure in foreign operations. Additionally, under Spanish GAAP, the requirements to qualify as net investment hedge are different from U.S. GAAP. The main difference relates to the measurement of the hedge ineffectiveness.

        For these purposes, the Group redesignated all hedging relationships at new for U.S. GAAP purposes at December 31, 2000. Those economic hedge instruments under Spanish GAAP that do not qualify as net investment hedges under U.S. GAAP were recorded at fair value through earnings. Additionally, all differences regarding net investment hedges under Spanish GAAP and U.S. GAAP were recorded in net income for the year ended December 31, 2002 and 2001 for approximately €184 million and €200 million, respectively, net of tax and minority interest effects. For those hedging relationship effective under U.S. GAAP, the Company remained basically with hedging instruments deemed in U.S. dollar debt to hedge its net investment in its South American operations. In 2002 and 2001, €139 million of exchange gains and €177 million of exchange losses, respectively, related to non-derivative instruments used as net investments were recorded under the "Translation Differences" caption, after considering the related tax effect and the portion relating to minority interests.

        The breakdown in 2002 and 2001 of the hedging instruments, their recorded amounts and the amount accounted under the Cumulative Translation Adjustment caption were as follows:

Millions of Euro	Recorded amount at:		Impact in Cumulative Translation Adjustment for the year ended:
Hedging instruments	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
	Millions of Euros
Loans	1,344	2,517	139	(177)

Total	1,344	2,517	139	(177)

c)
Cash Flow Hedges

        As part of its overall risk management strategy, the Endesa Group uses derivatives to convert its variable-rate notes into fixed-rate debt to manage the cash flow exposure due to interest rate. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges.

        All components of each derivative's gain or loss were included in the assessment of the hedge's effectiveness. The Endesa Group did not reclassify any gains or losses into earnings from accumulated other comprehensive income as a result of the discontinuance of cash flow hedges because management estimated that it was still probable that originally forecasted transactions would occur by the end of the originally specified time period.

        Under Spanish GAAP those derivatives designated as cash flow hedges of interest rate are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument.

        Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships which are designated as cash flow hedges under U.S. GAAP, have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

        As of December 31, 2002 and 2001 approximately the total amount of €19 million and €10 million, respectively is expected to be reclassified as losses during the next twelve months. The events that are expected to occur in the next twelve months that will trigger the reclassification of these components into earnings include the expiration of the forecasted transaction and the termination of the hedging relationships. The maximum time over which the Endesa Group is hedging exposure to variability of cash flow is 102 months. For the years ended December 31, 2002 and 2001, there were not any material ineffective portion for this hedging transaction.

d) Embedded Derivatives

        The Endesa Group has entered into various contracts which may contain "embedded" derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument and which, according to the requirements of SFAS No. 133, need to be bifurcated from the host contract and accounted for as a derivative instrument. The Endesa Group has assessed the existence of potential embedded derivatives contained in its contracts entered into or substantively modified since January 1, 1999. Embedded derivatives in contracts that required bifurcation were recorded at their fair value, which consisted basically of certain energy contracts that under the provisions of SFAS No. 133 and related interpretation, require the bifurcation of certain clauses, and their impact in net income after-tax and minority interest as of December 31, 2002 and 2001 was €32 million and €118 million, respectively.

e) Other Derivative Contracts

        The Endesa Group holds various interest rate, foreign exchange and commodity derivative instruments, which were not formally designated under SFAS No. 133 for the application of hedge accounting. The purpose of entering into these derivative contracts is to provide the Endesa Group with economic hedges of exposed risks.

        The Endesa Group enters into other derivative contracts used primarily to mitigate the effects of the fluctuation in interest rates. The purpose of entering into these derivative contracts is to provide the Endesa Group with economic hedges of exposed risks. The Endesa Group has decided not to formally designate these contracts as under the provisions of SFAS 133.

        Under Spanish GAAP these derivatives are recorded at lower of cost or market value. Under U.S. GAAP all derivatives not designated as economic hedges are recorded on the balance sheet at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding.

        In the normal course of operations the Endesa Group is involved in energy trading and risk management activities as defined by EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, (EITF 98-10), as superseded by EITF Issued No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in energy Trading and Risk Management Activities (EITF 02-03).. EITF 02-03 requires that all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) and contracts considered to be derivatives pursuant to Statement 133 should be measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts and contracts considered to be derivatives pursuant to Statement 133 are classified as other income or other expense. EITF 02-03 applies to all energy trading contracts and not just those that meet the definition of a derivative.

        As of December 31, 2002 and 2001, the Endesa Group had open energy trading contracts that pursuant to EITF No. 02-03 should be marked to market (i.e. measured at fair value determined as of the balance sheet date) with gains and losses recorded in current earnings and an impact in net income of € 3 million and €4 million, respectively before the tax effect.

        The approximate fair value as of December 31, 2002 and 2001 of these other derivatives used as economic hedges, but not designated under SFAS No. 133, is set forth below (before tax effect):

	Years ended December 31,
	2002		2001
Derivatives
	Assets	Liabilities	Assets	Liabilities
	Millions of Euros
Collar	—	82	—	19
Swaps	43	—	120	—
Fras	—	8	—	3

19.   Assets held for sale

        In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144,"Accounting for the Impairment and Disposal of Long-Lived Assets" (SFAS No.144) which supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

        The Company's Board of Directors approved a plan to sell a number of the y assets during 2002. The following assets to be sold meet the definition of long-lived assets held for sale:

  •
  Rio Maipo

  •
  Spanish mainland transmission network

  •
  Central Canutillar power plant

  •
  Gas Atacama transmission lines

  •
  CELTA transmisión lines

  •
  Infrastructure 2000 S.A.

        The Group evaluated the carrying values of all assets held for sale, recording a loss in those cases, if any, that one of the assets' fair value less cost to sell was lower than the carrying value of those assets. As of December 31, 2002 there is not any adjustment related to these assets in the reconciliation table.

        Under Spanish GAAP, no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under U.S. GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated form the continuing operations of an entity, when the operations and cash flows of a component which will be eliminated form the ongoing operations of an entity as a result of a disposal transaction and will not have any significant continuing involvement in the operations of a component after the disposal transaction.

        The Group evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as the are included as part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, the Group plans to continue generating revenues from Canutillar through a purchase power agreement, managements agreement, and a transmission leasing arrangement with the future buyer. As regards the sale of the Spanish mainland transmission system, the Endesa Group will continue to use the system and will pay the related fee to Red Eléctrica de España (REE). Rio Maipo and Infrastructure 2000 do meet the conditions for discontinued operations because they have distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of these companies have been eliminated from the ongoing operations of the Company as the Group will not have any continuing involvement in the operations of Rio Maipo and Infrastructure 2000 after they are sold.

        The major classes of discontinued consolidated assets, consolidated liabilities, minority interest and consolidated statement of income and cash flow included in the Spanish GAAP ENDESA consolidated financial statements are as follows:

	At December 31,
	2002	2001	2000
	Millions of Euros
Assets:
Equity investments(*)	(51)	(64)	(66)
Current assets (discontinued)	95	41	86
Utility plant and intangible assets (discontinued)	277	360	366
Other fixed assets (discontinued)	32	12	2

Total assets of discontinued operations	353	349	388

Liabilities:
Current liabilities (discontinued)	132	231	186
Long term liabilities (discontinued)	158	40	117
Minority interest (dscontinued)	45	56	60

Total liabilities and minority interest of discontinued operations	335	327	363

Cash flow from operating activities (discontinued)	28	26	40
Cash flow from investing activities (discontinued)	(30)	(20)	(55)
Cash flow from financing activities (discontinued)	41	(6)	16

Net change in cash and cash equivalents (discontinued)	39	—	1

(*)
Infrastructura 2000 is consolidated in Spanish GAAP under the equity method

	At December 31,
	2002	2001	2000
	Millions of Euros
Operating income (discontinued)	36	37	32
Ordinary Income (discontinued)	22	21	22
Consolidated income before taxes (discontinued)	22	22	22
Corporate income tax (discontinued)	(3)	(5)	(3)
Income attributed to minority interests (discontinued)	(6)	(6)	(6)

Income for the year attributed to the controlling company (discontinued)	13	11	13

Net income per share, under Spanish GAAP(*)	0.012	0.010	0.012

(*)
Computed considering 1,058,752,117 outstanding shares in 2002, 2001 and 2000 respectively

20.   Currency Translation Adjustment

        Under Spanish GAAP, the Currency Translation Adjustment (CTA) arising from the translation of the financial statements of foreign subsidiaries and associated companies is recorded to Shareholders' Equity as well as under U.S. GAAP, except for the translation of goodwill arising from acquisition of foreign entities, which under Spanish GAAP are recorded at their historical amounts in Euros and under U.S. GAAP is translated at the balance sheet date. Additionally under Spanish GAAP when an investment in a foreign company is sold, the accumulated CTA is reclassified to consolidated retained earnings and under U.S. GAAP, the accumulated CTA should be credited to income in the disposal. This last adjustment does not affect Shareholders' Equity.

        In 2002 none of the foreign companies were sold and, accordingly, the reconciliation of Spanish GAAP to U.S. GAAP does not include any adjustments in this connection.

21.   New accounting standards

SFAS No. 143—Accounting for Asset Retirement Obligations

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 (SFAS No.143), "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

        As stated in Note 3-c, Empresa Nacional de Residuos Radioactivos, S.A. (ENRESA) is responsible for the decommissioning of nuclear power plants and the treatment and final disposal of radioactive nuclear waste. A contract between ENRESA and the electric utilities was executed on November 30, 1989, to formally document the transfer to ENRESA of responsibility for the treatment and final disposal of nuclear waste. Management of ENDESA considers that the cost that will be incurred until the aforementioned transfer will not be material. For the rest of the power plants, the Endesa Group plans to continue with new power plants in the current locations and, accordingly, no significant costs are expected to be incurred in this connection.

        The Group has not yet assessed what effect, if any, the application of this Statement will have on the financial position or results of operations of the Group but because the comments above, the Endesa Group does not expect a significant impact on its financial position or results of operations.

SFAS No. 145—Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

        On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Group does not anticipate that application of this Standard will have any impact on its financial position or results of operations as of December 31, 2002.

SFAS No. 146—Accounting for Costs Associated with Exit or Disposal Activities

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for

Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring ("EITF 94-3"). SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this Statement shall be effective for exit or disposal activities that are initiated after December 31, 2002, and are to be applied prospectively. The Group does not anticipate that adoption of SFAS No. 146 will have a material impact on its consolidated results of operations, its financial position, or its cash flows.

SFAS No. 148—Accounting for Stock-Based Compensation- Transition and Disclosure

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation- Transition and Disclosure ("SFAS 148"). SFAS 148 amends SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements in the summary of significant accounting policies. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in APB 25. SFAS 148 is effective for fiscal years beginning after December 15, 2002 and early application is permitted. The Group does not anticipate that adoption of this Statement will have a material effect on its consolidated financial position, results of operations, or its cash flows.

FIN No. 45—Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002 and as such have been included in Note 21 to these financial statements. The Company is assessing, but at this point does not believe that adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its consolidated financial position, results of operations, or its cash flows.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

        The Group does not hold as of December 31, 2002 any variable interest entities (VIE).

22.   Disclosures about the fair value of financial instruments and about derivative financial instruments

        Statement of Financial Accounting Standard No. 107 (SFAS No. 107) requires that the Company disclose the estimated fair values of its financial instruments as of December 31, 2002 and 2001. The following methods and assumptions were used by the Group to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

        1.     Cash, short-term financial investments, accounts receivable and payable, and other short- term debt and credit

        The carrying values reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

        2.     Financial investments in non-consolidated companies

        The fair value of the long-term investment securities of the companies not consolidated as of December 31, 2002 and 2001, is as follows:

  •
  Listed companies

        Listed companies were valued at their market price on the last trading day in 2002 and 2001. As of December 31, 2002 and 2001, the market value of these holdings, based on the stock market price was as follows:

	Carrying Amounts			Fair Value
	2001	2002	Dif.	2001	2002	Dif.
	Millions of Euros
AGBAR	90	90	0	227	155	(72)
REPSOL (*)	619	619	0	603	464	(139)
REE	66	66	0	141	130	(11)

(*)
As described in Note 10, in 2001 shares of REPSOL were acquired for €194 million increasing the ownership interest to 3%.

•
Unlisted companies

        None of the investments in the companies included under this caption has a quoted market price. In view of the small volume of these investments and the immaterial results to be derived, there is little cost benefit of performing a valuation based on an estimate of future cash flows discounted at market interest rates for investments of this type.

        Due to uncertainties in the determination of future cash flows from these investments, historic cost remains the best estimate of fair value, unless circumstances indicate that the carrying values have been impaired.

        3.     Loans to companies accounted for by the equity method and other loans

        The fair value is the book value since they accrue interest cost at market rates.

        4.     Controlling company shares

        The total balance of treasury stock acquired directly by the Group as of December 31, 2002 and 2001, relates to 10,559,826 and 12,444,983 shares of the Group, respectively, a listed company. They are valued under Spanish GAAP at the lower of acquisition cost or underlying book value. Under U.S. GAAP treasury stock has been recorded as a reduction of equity at the original purchase cost

        5.     Debentures and bonds

        Since all the debentures and bonds are listed, the fair values reflect the market price on the last trading day in 2002 and 2001.

        6.     Commercial paper

        Commercial paper notes were discounted to present value on the basis of the market interest rates borne by these securities as of December 31, 2002 and 2001.

        7.     Fixed-interest loans and credits

        The fair value of fixed-interest loans and credits was estimated by discounting at the market interest rate for similar transactions arranged at 2002 and 2001 year-end.

        8.     Variable-interest loans and credits

        Since these debts are valued at prevailing market interest rates, their fair value as of December 31, 2002 and 2001, is the same as their carrying amounts.

        9.     Other long-term debt

        This caption includes various long-term debt items, principally guarantees received, which, because of their nature, are not transferable and whose fair value is the same as their book value.

        10.   Derivative financial instruments

        The fair value of derivatives is determined based on quotes received from banks for instruments with similar terms and remaining maturities.

        Following is a summary of the carrying amounts and fair value of the financial instruments as of December 31, 2002 and 2001:

	2002		2001
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
	Millions of Euros
Cash	201	201	352	352
Short-term financial investments	1,987	1,987	701	701
Accounts receivable	3,865	3,865	4,280	4,280
Trade accounts payable	2,573	2,573	2,253	2,253
Payable to companies carries by the equity method	9	9	28	28
Other non trade payable	1,874	1,874	2,192	2,192
Financial investments (non consolidated):
Listed companies	775	750	775	971
Unlisted companies	539	539	652	652
Loans to companies carried by the equity method	48	48	342	342
Other loans	1,677	1,677	1,110	1,110
Controlling company shares	82	82	101	101
Short and long term debt:
Debentures and bonds	10,957	12,894	11,726	13,086
Commercial paper	3,272	1,945	2,155	2,165
Cross Currency Swaps	(93)	(225)	(56)	(165)
Payable to credit entities:
Fixed interest loans	1,076	976	1,568	1,687
Variable interest loans	8,621	8,565	9,207	9,207
Other accounts payable	729	729	1,383	1,383
Capital payment payable	7	7	9	9

	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivative financial instruments:
Interest rate SWAPS and FRAs agreement	19,781	359	18,477	145
Foreign currency futures and options—
Purchase	542	9	883	(40)
Sale
Cap and Collar contracts	4,154	(136)	5,182	(24)

23.   Classification differences and other

  Nuclear Fuel

        As disclosed in Note 4, under Spanish GAAP, the Company has classified Nuclear Fuel in Inventory that under US GAAP constitutes a depreciable asset. Consequently, under US GAAP, €214 million and €208 million should be reclassified from inventory to long-term asset as of December 31, 2002 and 2001, respectively. The related US GAAP depreciation expense of €93 million, €93 million and €88 million for the years ended December 31, 2002, 2001 and 2000, respectively, is reclassified but remains unchanged.

  Extraordinary Income (Expense) and Other Income Classification Differences

        As described in Note 18, in 2002, 2001 and 2000, under Spanish GAAP the Company recorded as non-operating results items that under U.S. GAAP would be recorded as operating revenues (expenses). These reclassifications do not affect the reconciliation of net income and stockholders' equity.

        Additionally the "Capitalized expenses" recorded in the consolidated statements of income under Spanish GAAP, should be reduced from the respective expenses instead of income.

  Management Estimates

        The preparation of financial statements in conformity with Spanish GAAP as well as the additional note on differences between Spanish GAAP and U.S. GAAP and other required disclosures (see Note 25) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Proportional Integration

        Under Spanish GAAP, the Company uses the proportional consolidation method for its investment in Nuclenor, S.A.

        As U.S. GAAP does not permit proportional consolidation, this company should have been accounted for using the equity method. This difference has no effect on Net Income or Shareholders? Equity. The amounts proportionally consolidated by the Company are summarized below:

	Years ended December, 31
	2002	2001	2000
	Millions of Euros
Total fixed and other non-current assets	73	73	75
Total current assets	67	46	54

Total assets	140	119	129

Total non-current liabilities	27	25	27
Total current liabilities	41	15	19

Total liabilities	68	40	46

	Years ended December, 31
	2002	2001	2000
Operating Revenues	82	63	69
Operating Expenses	47	44	46

Net Operating Revenue	35	19	23

Cash flow from operating activities	36	29	15
Cash flow from investing activities	(6)	(8)	(7)
Cash flow from financing activities	(30)	(21)	(8)

Net change in cash and cash equivalents	0	0	0

24.   Comprehensive Income

        Total Comprehensive income under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 was €192 million, €481 million and €862 million, respectively. The following is a Statement of Comprehensive Income for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	Millions of Euros
Net Income according to U.S. GAAP	1,545	1,034	950
Currency Translation Adjustment (*)	(1,423)	(680)	91
Translation differences related to disposals (*)	—	(35)	(16)
Net effect of SFAS No. 115 (**)	(69)	(9)	(163)
Derivative instruments:
Deferred revenues on SFAS No. 133 hedge net of tax	139	171	—
Comprehensive (loss)/Income	192	481	862

(*)
There is no tax effect on translation adjustments
(**)
Tax effect of 35%

        The table below shows changes in Accumulated Other Comprehensive Income:

	2002	2001	2000
	Millions of Euros
Beginning balance, January 1	(515)	38	126
Currency Translation Adjustment (*)	(1,423)	(680)	91
Translation differences related to disposals	—	(35)	(16)
Net effect of SFAS No. 115 (**)	(69)	(9)	(163)
Derivative instruments:
Deferred revenues on SFAS No. 133 hedge net of tax	139	171	—
Ending balance, December 31	(1,868)	(515)	38

(*)
There is no tax effect on translation adjustments
(**)
Tax effect of 35%

25.   Valuation and Qualifying Accounts

        The movement in allowance for doubtful accounts is as follows:

	2002	2001	2000
	Millions of Euros
Balance at beginning of period	353	268	222
Additions
Charged to operating expenses	120	206	104
Charged to other accounts	—	2	5
Deductions	(226)	(123)	(63)
Balance at end of period	247	353	268

26.   Consolidated statements of cash flows

        Note 24 includes a statement of sources and applications of funds prepared according to Spanish GAAP. Under U.S. GAAP, SFAS No. 95, Statements of cash flow, requires of cash flows to be presented in accordance with U.S. GAAP format as part of a full set of financial statements.

        The consolidated statements of cash flows of the Endesa Group for the years ended December 31, 2002, 2001, and 2000 prepared in accordance with U.S. GAAP format is presented below. For purposes of this statement, short-term investments are considered to be cash equivalents.

	Years Ended December 31,
	2002	2001	2000
	Amounts in Millions of Euros
Cash flows from operating activities:
Net income	1,270	1,479	1,407
Adjustment to reconcile net income to net cash provided by operations
Depreciation and amortization	2,416	2,118	2,303
Provisions for pensions and third-party liabilities	904	431	136
Losses on disposal of fixed assets and others	(1,123)	(665)	(677)
Deferred taxes	440	(521)	(29)
Income allocated to minority interest	(136)	58	587
Equity in the income of companies carried by equity	133	150	44
Other non-cash items, net	381	297	(431)
Changes in operating assets and liabilities:
Inventories	(20)	48	(12)
Accounts receivable	294	(446)	(423)
Trade accounts payable	2,113	133	(963)
Prepaid expenses	(16)	(19)	4

Net cash provided by operations	6,656	3,063	1,946
Cash flows from investing activities:
Capital expenditures	(2,084)	(2,112)	(1,773)
Profits from sales of property plant in equipment and investment	1,816	1,236	1,461
Expenses and interest capitalized	(288)	(291)	(199)
Other property and investments	(1,464)	(3,031)	(787)
Net cash used in investing activities	(2,020)	(4,198)	(1,297)

Cash flows from financing activities:
Issuance of long-term debt	3,287	12,098	4,374
Dividends paid in cash, including interim dividend	(723)	(845)	(649)
Repayments of long-term debt	(6,095)	(9,016)	(4,427)
Other financing activities	(102)	(934)	(1,424)

Net cash provided by financing activities	(3,633)	1,303	(2,126)

Increase (Decrease) in cash and cash equivalents	1,003	168	(1,477)
Cash and cash equivalents at the beginning of year	1,053	885	2,281
Variations in working capital for additions	132	—	81

Cash and cash equivalents at the end of year	2,188	1,053	885

        Supplementary information required by SFAS No. 95 is as follows:

        1. Cash paid during the period for:

	Years Ended December 31,
		Euros
	US Dollars 2002
		2002	2001	2000
	Amounts in Millions
Interest, net of amount capitalize	1,386	1,322	1,315	1,373
Income taxes	520	496	385	639

27.   Segment disclosures

        Description of the types of products and services from which each reportable segment derives its revenues:

        The Endesa Group manages and evaluates its operations in four reportable segments: Domestic Electricity Businesses, International Electricity Businesses, European Electricity Business and Other Businesses. The European Electricity Business arises in year 2002 when Endesa Europa (subsidiary of Endesa) starts its activity.

        The Domestic Electricity Business includes generation (coal, nuclear, hydroelectric and fuel oil and gas generation facilities), transmission, distribution and sales to customers of electricity. This segment also includes distribution and supply of Natural Gas.

        The Latin America Electricity Businesses is involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America.

        The European Electricity Business includes the activities of generation (Italy, France, Portugal and Northern Africa), distribution (Northern Africa) and supply of electricity. This activity begins since 2002 when Endesa Holding Italia, S.R.L. is full consolidated under Spanish GAAP and there is a meaningful presence in Europe (outside Spain).

        The Other Businesses includes the related business (renewable energies and cogeneration, water distribution and treatment), and the non-core business (basically telecommunications and new technologies).

        Prior to the fiscal year ended December 31, 2002, the Endesa Group referred to its Latin American Electricity Business as the International Electricity Business; however, the results of operations of the International Electricity Business did not reflect any significant operations outside of Latin America and therefore, the Management believes that the comparison between the results of operations of the Latin American Electricity Business in 2002 is directly comparable with the results of operations of the International Electricity Business in 2001. There is not any possibility of comparison between the results of operations of the European electricity business in 2002 and the results in 2001 because Endesa Holding Italia, S.R.L. was not consolidated.

  Measurement of segment profit or loss and segment assets:

        The accounting policies of the segments are the same as those described in the summary of accounting polices in Note 4. The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

  Factors management used to identify the Group?s reportable segments:

        Each segment of the Group is managed separately because each offers different products or serves different markets.

        The following table presents information regarding the Company's business segments for the year ended December 31, 2002, 2001 and 2000:

	2002
	Domestic Electricity Business	Latin America Electricity Business	European Electricity Business	Other Business	Total
	Millions of Euros
Operating revenues	11,075	4,084	1,760	319	17,238
Operating expenses	8,944	2,816	1,610	286	13,656
Purchases	6,426	1,508	1,334	157	9,425
Personnel expenses	825	317	79	30	1,251
Depreciation and amortization	1,074	467	113	42	1,696
Variation in operating provisions	(22)	20	1	3	2
Other operating expenses	641	504	83	54	1,282
Operating income (loss)	2,131	1,268	150	33	3,582
Financial revenues	130	492	3	26	651
Financial expenses	603	1,521	63	98	2,285
Financial income (loss), net	(473)	(1,029)	(60)	(72)	(1,634)
Income (loss) from associated companies	75	7	17	(192)	(93)
Amortization of goodwill	7	215	92	41	355
Non-operating income (loss), net	825	(455)	(22)	(277)	71
Consolidated income before taxes	2,551	(424)	(7)	(549)	1,571
Corporate income tax	522	39	(64)	(60)	437
Minority interests	3	(182)	36	7	(136)
Income attributable to the controlling company	2,026	(281)	21	(496)	1,270
Funds obtained from operations (*)	2,537	1,444	179	125	4,285
Segment assets	23,885	16,233	4,956	3,102	48,176
	2001
	Domestic Electricity Business	International Electricity Business	Other Business	Total
	Millions of Euros
Operating revenues	10,254	5,325	506	16,085
Operating expenses	8,455	3,902	553	12,910
Purchases	5,885	2,142	311	8,338
Personnel expenses	868	418	46	1,332
Depreciation and amortization	1,095	663	71	1,829
Variation in operating provisions	23	73	13	109
Other operating expenses	584	606	112	1,302
Operating income (loss)	1,799	1,423	(47)	3,175
Financial revenues	33	535	16	584
Financial expenses	674	1,504	128	2,306
Financial income (loss), net	(641)	(969)	(112)	(1,722)
Income (loss) from associated companies	50	10	(178)	(118)
Amortization of goodwill	18	227	44	289
Non-operating income (loss), net	151	435	(7)	579
Consolidated income before taxes	1,341	672	(388)	1,625
Corporate income tax	250	132	(294)	88
Minority interests	—	51	7	58
Income attributable to the controlling company	1,091	489	(101)	1,479
Funds obtained from operations (*)	2,037	1,383	(73)	3,347
Segment assets	25,174	21,763	3,250	50,187
	2000
	Domestic Electricity Business	International Electricity Business	Other Business	Total
	Millions of Euros
Operating revenues	10,185	5,169	328	15,682
Operating expenses	8,398	3,867	356	12,621
Purchases	5,528	2,093	198	7,819
Personnel expenses	882	447	33	1,362
Depreciation and amortization	1,325	660	46	2,031
Variation in operating provisions	84	124	10	218
Other operating expenses	579	543	69	1,191
Operating income (loss)	1,787	1,302	(28)	3,061
Financial revenues	39	701	29	769
Financial expenses	640	1,195	77	1,912
Financial income (loss), net	(601)	(494)	(48)	(1,143)
Income (loss) from associated companies	29	68	(44)	53
Amortization of goodwill	4	241	27	272
Non-operating income (loss), net	281	615	17	913
Consolidated income before taxes	1,492	1,250	(130)	2,612
Corporate income tax	405	263	(50)	618
Minority interests	—	581	6	587
Income attributable to the controlling company	1,087	406	(86)	1,407
Funds obtained from operations (*)	2,330	1,066	(56)	3,340
Segment assets	22,855	22,228	2,920	48,003

(*)
As presented in note 24

        Revenues from Compañía Operadora del Mercado Español de Electricidad, S.A. (OMEL) of the Endesa Group's Domestic Electricity Business, represents €3,826 million of the Endesa Group's consolidated revenues as of December, 31, 2002. The total operating income with OMEL represents €247 million.

Exhibit Index

1.1	Articles of Association, as amended.*
1.2	Articles of Association, as amended (English translation).*
4.1	Purchase and Sale Contract for 100% of the Shares of Elettrogen S.p.A., dated as of July 30, 2001, between Enel S.p.A. and Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A.
4.2	Option Agreement for Purchase of Shares of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.
4.3	Shareholder Agreement relating to purchase of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.
4.4	Contract for the Sale of Shares in Electra de Viesgo, S.L., dated as of September 19, 2001, between Enel S.p.A. and Endesa Generación, S.A., Endesa Distribución, S.A. and Endesa, S.A.
8.1	List of Subsidiaries.
10.1	Section 906 Certification.

*
Incorporated by reference to Endesa, S.A.'s annual report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission on July 2, 2001.

QuickLinks

TABLE OF CONTENTS
CERTAIN TERMS AND CONVENTIONS
PRESENTATION OF FINANCIAL INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
INTEREST-RATE SENSITIVITY December 31, 2002
INTEREST-RATE SENSITIVITY December 31, 2002
INTEREST-RATE SENSITIVITY December 31, 2002
INTEREST-RATE SENSITIVITY December 31, 2001
INTEREST-RATE SENSITIVITY December 31, 2001
INTEREST-RATE SENSITIVITY December 31, 2001
EXCHANGE RATE SENSITIVITY December 31, 2002
EXCHANGE RATE SENSITIVITY December 31, 2002
EXCHANGE RATE SENSITIVITY December 31, 2002
EXCHANGE RATE SENSITIVITY December 31, 2001
EXCHANGE RATE SENSITIVITY December 31, 2001
EXCHANGE RATE SENSITIVITY December 31, 2001
PART II
PART III
SIGNATURES
INDEX TO ENDESA S.A.'s CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT ACCOUNTANTS' REPORT
REPORT OF INDEPENDENT ACCOUNTANTS
INDEPENDENT AUDITORS' REPORT
ENDESA, S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 and 2001
ENDESA, S.A. AND SUBSIDIARIES STOCKHOLDERS' EQUITY AND LIABILITIES
ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AS OF DECEMBER 31, 2002, 2001 and 2000
ENDESA, S.A. AND SUBSIDIARIES NOTES TO 2002 AND 2001 CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEET BY ACTIVITY AND COST ACCOUNTING STATEMENT OF INCOME BY ACTIVITY FOR 2002 (Millions of Euros)
BALANCE SHEET BY ACTIVITY AND COST ACCOUNTING STATEMENT OF INCOME BY ACTIVITY FOR 2001 (Millions of Euros)
Cost accounting statement of income by activity for 2000 (Millions of Euros)
Unbundled balance sheet and cost accounting statement of income relating to activities carried on in Latin America in 2002 (Millions of Euros)
Unbundled balance sheet and cost accounting statement of income relating to activities carried on in Latin America in 2001 (Amounts in millions of Euros)
Unbundled accounting statement of income relating to activities carried on in Latin America in 2000 (Amounts in millions of Euros)
Exhibit Index