Form 20-F
period 2003-12-31
ENDESA SA
filed 2004-06-30
CIK 1046649

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-9932

ENDESA, S.A.
(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, nominal value €1.20 each*	New York Stock Exchange
American Depositary Shares, each representing the right to receive one ordinary share	New York Stock Exchange

*
Listed on the New York Stock Exchange not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of issued shares of each class of stock of Endesa, S.A. as of December 31, 2003 was:

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

Item 17 ☐                        Item 18 ☒

i

CERTAIN TERMS AND CONVENTIONS

        As used in this annual report on Form 20-F, "Endesa" and first person, personal pronouns such as "we", "us" or "our" refer to Endesa, S.A. and its consolidated subsidiaries which comprise the Endesa Group unless the context otherwise requires. When we use second person, personal pronouns in this report, such as "you" and "your", we mean exclusively persons who have purchased our American depositary receipts or securities issued or guaranteed by Endesa or one of its consolidated subsidiaries as the context requires.

        References to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively; references to "MW" and "MWh" are to megawatts and megawatt hours, respectively; references to "kW" and "kWh" are to kilowatts and kilowatt hours, respectively; and references to "kV" are to kilovolts. References to "Nm3" are to normal cubic meters and references to "bcm" are to billions of cubic meters. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to our production do not include electricity consumed by our generators. 25.2 thermies are equivalent to a therm.

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

ITEM 3.    KEY INFORMATION

A. SELECTED FINANCIAL DATA

Selected Consolidated Financial Information

        The following table presents selected consolidated financial data of Endesa, S.A. You should read this table in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements beginning on page F-1. The consolidated income statement data for each of the three years in the period ended December 31, 2003 and the consolidated balance sheet data of December 31, 2003 and 2002 set forth below have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. See Note 26 to our consolidated financial statements. The principles of consolidation are described in Note 3 to our consolidated financial statements. The consolidated income statement data for each of the two years in the period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999 set forth below have been derived from our audited consolidated financial statements, which are not included herein.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(millions of euros, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Net sales	13,132	15,264	15,576	16,739	16,239
Expenses capitalized	137	220	330	320	161
Other operating revenues	226	198	179	179	244
Operating income	2,902	3,061	3,175	3,582	3,144
Income from continuing operations	2,451	1,699	1,046	1,500	2,150
Consolidated income before taxes	2,060	2,612	1,625	1,571	2,427
Loss (income) attributed to minority interests	(13)	(587)	(58)	136	(565)
Net income	1,278	1,407	1,479	1,270	1,312
Dividends	624	688	723	723	744
Operating income per ordinary share(1)	2.74	2.89	3.00	3.38	2.97
Income from continuing operations per ordinary share(1)	2.31	1.60	0.99	1.42	2.03
Net income per ordinary share or ADS(1)	1.21	1.33	1.40	1.20	1.24
Dividends per ordinary share or ADS (euro)(1)(2)	0.59	0.65	0.68	0.68	0.70
Dividends per ordinary share or ADS($)(1)(2)(6)	0.59	0.61	0.61	0.72	0.89
Basic and diluted net income per ordinary share or ADS(1)	1.21	1.33	1.40	1.20	1.24
Weighted average number of ordinary shares outstanding (in thousands)	1,002,650	1,058,752	1,058,752	1,058,752	1,058,752
Amounts in accordance with U.S. GAAP:
Net income	1,086	950	1,034	1,545	1,419
Net income per ordinary share or ADS(1)	1.08	0.90	0.98	1.46	1.34
Basic and diluted net income per ordinary share or ADS(1)	1.08	0.90	0.98	1.46	1.34

	At December 31,
	1999	2000	2001	2002	2003
	(millions of euros)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Utility plant, net	30,062	30,413	30,152	27,741	26,962
Advance and construction work in progress	2,306	2,116	2,259	2,213	2,465
Financial investments	5,413	5,930	7,037	7,451	6,159
Other fixed and non-current assets	7,840	6,126	6,875	6,108	5,818
Current assets	6,403	5,534	6,123	6,876	7,108
Total assets	49,718	48,003	50,187	48,176	46,047
Current liabilities	9,905	9,472	9,610	11,582	8,692
Long-term debt(3)	18,551	19,188	22,700	19,786	17,582
Other non-current liabilities(4)	7,683	6,515	5,459	5,590	6,027
Minority interests	4,263	4,191	3,762	3,175	4,945
Stockholders' equity	9,317	8,638	8,656	8,043	8,801
Capital stock(5)	1,271	1,271	1,271	1,271	1,271
Amounts in accordance with U.S. GAAP:
Utility plant, net	27,264	28,346	28,678	23,988	25,932
Total assets	48,293	47,247	50,228	44,954	46,364
Long-term debt	17,738	19,290	23,222	20,141	17,762
Minority interests	6,080	4,369	4,435	2,496	5,337
Stockholders' equity	9,151	9,428	9,052	8,594	9,409

(1)
Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.

(2)
In respect of the years indicated.

(3)
Long-term debt does not include current maturities. See Note 16 to our consolidated financial statements.

(4)
Other non-current liabilities includes negative goodwill, deferred revenues and provisions for contingencies and expenses.

(5)
Capital stock does not include long-term debt or redeemable preferred stock.

(6)
Computed using the noon buying rate for U.S. dollars on December 31 of each year presented.

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

        The Federal Reserve Bank of New York no longer quotes a noon buying rate for the currencies of any of the participating member states, including Spain. The noon buying rate for the euro on June 25, 2004 was $1.2145 = €1.00.

        The following tables set forth, for the periods and dates indicated, certain information concerning the noon buying rate for euro expressed in U.S. dollars per euro.

	Noon Buying Rate
Calendar Period	Period End	Average(1)	High	Low
Year ended December 31, 2000	0.9388	0.9207	1.0335	0.8270
Year ended December 31, 2001	0.8901	0.8909	0.9535	0.8370
Year ended December 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended December 31, 2003	1.2597	1.1411	1.2597	1.0361

(1)
The average of the noon buying rates on the last day of each month during the relevant period.

	Noon Buying Rate
Calendar Period	Period End	High	Low
Month ended January 31, 2004	1.2452	1.2853	1.2389
Month ended February 28, 2004	1.2441	1.2848	1.2426
Month ended March 31, 2004	1.2292	1.2431	1.2088
Month ended April 30, 2004	1.1975	1.2358	1.1802
Month ended May 31, 2004	1.2217	1.2274	1.1801
Month ended June 30, 2004 (through June 25)	1.2145	1.2320	1.2006

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

        Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of our consolidated subsidiaries are denominated (principally the Chilean peso, the Colombian peso, the Argentine peso, the Brazilian real, the Peruvian nuevo sol and the U.S. dollar). See "Item 11. Quantitative and Qualitative Disclosures about Market Risk"

B. CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D. RISK FACTORS

Risks Related to Our Latin American Operations

  We may not be able to implement our principal strategies in Latin America.

        The future results of operations of our Latin American subsidiaries will depend in significant part upon their ability to implement some of their principal strategies, namely, operating and financial cost reductions. The success of the plan to cut costs substantially, generally will depend upon numerous factors, including the cost and availability of financing and the ability to achieve operating efficiencies. If any of these strategies are unsuccessful, the profitability of our Latin American subsidiaries could suffer. The ability to carry out these strategies could be harmed by a number of factors, including among others, the failure of new meters and transformers being installed in Argentina, Brazil, Colombia and Peru to reduce electricity theft from our operations in those countries.

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

  •
  government expropriation of assets; and

  •
  exchange rate fluctuations.

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

        Our Argentine subsidiaries' financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the Argentine peso and the U.S. dollar. The Argentine economy has experienced a severe recession in recent years and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies.

        The macroeconomic and political situation in Argentina has also led to legislation resulting in the repeal of certain provisions of one of our subsidiary's concession contracts that permitted its distribution tariffs to be pegged to the dollar and provided for certain price indexation mechanisms, and in the pesification of all privately negotiated contracts and spot energy market prices. Such legislation also authorizes the Argentine Federal Executive Branch to renegotiate all public service contracts, including one of our subsidiary's concession contracts, and establishes certain guidelines relating thereto which may adversely affect such subsidiary.

        As of December 31, 2003, the debt of our Argentine subsidiaries amounted to approximately $645 million. The macroeconomic and political situation in Argentina has resulted in the imposition by the Argentine government of a number of monetary and currency exchange control measures that have included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad (including payments of dividends and principal and interest on debt), with certain exceptions for transfers related to foreign trade and other authorized transactions. Although these restrictions were gradually relaxed from January to May 2003, should the Argentine Central Bank reimpose restrictions on the transfer of funds outside of Argentina that prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable, unless new financing is funded outside Argentina and is available to our Argentine subsidiaries or they are able to renegotiate or obtain a waiver with respect to the indebtedness that would be subject to such restrictions. In addition, if similar restrictions are imposed again, our Argentine subsidiaries may not be able to obtain new financing, renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions or make cash distributions.

        The conditions described above have adversely affected and will continue to adversely affect the financial condition of our Argentine investments and their results of operations. We cannot predict what result any further deterioration in economic and political conditions in Argentina, or other legal or regulatory developments relating to Argentina, including amendments to existing legislation or the regulatory framework, could have on our Argentine subsidiaries or their business, financial condition or results of operations.

Risks Related to Our Business and Industry

  Our operations are subject to extensive government regulation, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have an adverse effect on our business, financial condition and results of operations.

        Our operating subsidiaries are subject to extensive regulation of tariffs and other aspects of their business in Spain and in each of the other countries in which we operate. While we believe that we are in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. In addition, some of our operating subsidiaries benefit from subsidies provided by various governmental agencies. The introduction of new laws or regulations or changes in existing laws or regulations, or the elimination of such subsidies, could have a material adverse effect on our business, financial condition and results of operations.

  Our operations are subject to extensive environmental regulation, and our inability to comply with existing environmental regulations or requirements or changes in applicable environmental regulations or requirements may have an adverse effect on our business, financial condition and results of operations.

        We and our operating subsidiaries are subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects, to obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and regulations. As with any regulated company, we cannot assure you:

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

        In recent years statutory environmental requirements have been becoming stricter both in Spain and in the EU. Although we have been making the necessary investments to comply with this legislation, the future evolution and application thereof may have a material adverse effect on our business, financial condition and results of operations.

  A significant amount of the energy we produce in certain markets is subject to market forces that may affect the price and amount of energy we sell.

        We are exposed to market price risk for the purchase of fuel (including fuel-oil, coal and natural gas) used to generate electricity and the sale of a portion of the electricity that we generate in Spain and Italy. We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. There can be no assurance that such derivative contracts will eliminate all market price risk relating to our fuel requirements.

        We are also exposed to market price risk with respect to a portion of the energy that we generate in Spain, consisting of the excess of our production over the amount of energy that we sell to deregulated and regulated customers. This amount is equivalent to approximately 5% of the energy that we produce in Spain annually. We do not hedge this exposure to electricity price volatility. To the extent a net open position exists, fluctuating electricity prices could have a material adverse effect on our business, financial condition and results of operations.

  Our results of operations may be adversely affected by tariff deficits.

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

        Through Law 53/2002 the Government guaranteed generators to recover before 2010 the deficit that arose in 2000, 2001 and 2002. Royal Decree 1432/2002 established that in the period 2003 through 2010, a portion of the electricity system's revenues will go towards the payment of tariffs deficits incurred by the relevant companies in 2000, 2001 and 2002, expressly contemplating that such revenues could be securitized by the parties entitled to payments of the tariff deficits. On December 22, 2003, electricity companies entitled to payment of tariff deficits sold these rights to certain financial institutions, receiving in exchange cash for the assignment of the outstanding balance of the rights. Therefore, there is a limit to the risks posed by tariff deficits for 2000, 2001 and 2002.

        For future tariff deficits, however, Royal Decree 1432/2002 establishes that the average and regulated tariff will increase up to 0.60% year to year, as a consequence of the revision of the projections used in the calculation of the tariffs in effect during the two preceding years in relation to certain variables and so long as certain limits are exceeded, such as in respect of consumer demand, interest rates, Special Regime surcharges and gas prices. Therefore, the tariff deficit will be considered at the time of fixing the yearly tariffs only if such deficit has been caused by the aforementioned variables and such variables have exceeded the specified limits.

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

        The development of power generation, transmission and distribution facilities can be time-consuming and highly complex. In connection with the development of such facilities, we must generally obtain government permits and approvals, land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, off-take arrangements and sufficient equity capital and debt financing. Factors that may affect our ability to construct new facilities include, among others:

  •
  delays in obtaining regulatory approvals, including environmental permits;

  •
  shortages or changes in the price of equipment, materials or labor;

  •
  opposition of political and ethnic groups;

  •
  adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

  •
  adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and

  •
  the inability to obtain financing at rates that are satisfactory to us.

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

        We are also subject to risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. Spanish law and regulations limit the liability of nuclear plant operators for nuclear accidents. Such limits are consistent with international treaties ratified by

Spain. Spanish law provides that the operator of each nuclear facility is liable for no more than €150.3 million as a result of claims relating to a single nuclear accident. Our potential liability relating to our interests in nuclear facilities is fully covered by insurance for liabilities up to €150.3 million. Our potential liability with respect to pollution or other damages to third parties or third party assets is similarly insured up to €150 million. If we were subject to liability for environmental and other damages in connection with our operations (other than our nuclear operations) for amounts in excess of our insurance coverage, it could have a material adverse effect on our business, financial condition and results of operations.

  The liberalization of the electricity industry in the European Union led to increased competition and lower prices.

        The liberalization of the electricity industry in the European Union (including the countries in which we are present, such as Spain, Italy, France and Portugal) led to increased competition as a result of consolidation and the entry of new market participants in European Union electricity markets, including the Spanish electricity market. The liberalization of the electricity industry in the European Union also led to lower electricity prices in some market segments as a result of the entry of new competitors and cross-border energy suppliers and the establishment of European electricity exchanges, which led to increased liquidity in the electricity markets. The exact scope of increased competition and any adverse effects on our results of operations and market share resulting from the full liberalization of European electricity markets, in particular, the Spanish electricity market in January 2003, will depend on a variety of factors that cannot be assessed with precision and that are beyond our control.

Risks Related to Integrating Our Acquired Companies

  The costs and difficulties of integrating acquired companies or businesses could limit our future growth and adversely affect our competitiveness.

        Any acquisition may expose us to the following risks:

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

        We have made forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements relate to among other things:

  •
  our 2004-2008 strategic plan, including our anticipated capital expenditures and divestitures;

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

  •
  our proposed dividend payout rate;

  •
  macroeconomic growth and inflation in Latin America and the region's growth potential in terms of capacity and consumption of electricity; and

  •
  expansion opportunities and potential future acquisitions or dispositions in developed and emerging markets.

        These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to:

  •
  our ability to achieve targeted savings from personnel reductions;

  •
  inability to access the debt or equity capital markets;

  •
  our ability to find interested buyers who will pay acceptable prices for assets expected to be divested;

  •
  an increase in the market interest rates;

  •
  adverse changes in currency exchange rates;

  •
  adverse decisions by regulators in the European Union, Spain, Italy, Chile, Argentina or elsewhere;

  •
  general macroeconomic conditions in the markets where we generate and distribute electricity;

  •
  our ability to implement successfully our plan and objectives for our subsidiaries, which includes cost reductions;

  •
  the impact of fluctuations in fuel and electricity prices;

  •
  our ability to maintain a stable supply of fuel;

  •
  our ability to manage the risks involved in the foregoing; and

  •
  other factors described in this annual report, including but not limited to "Item 4. Information on the CompanyCRegulationCNew Regulatory Structure" and "Item 5. Operating and Financial Review and Prospects".

        In light of the many risks and uncertainties, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized. We disclaim any responsibility or obligation to update or revise any forward-looking statements in this annual report. You are cautioned not to put undue reliance on any forward-looking information.

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

        We are a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. Our ordinary shares are publicly traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and the Santiago Off Shore Stock Exchange in Chile, and our ADSs are listed on the New York Stock Exchange. We were formed under the laws of Spain on November 18, 1944 as "Empresa Nacional de Electricidad, S.A." and changed our name to Endesa, S.A. by resolution of the shareholders' meeting of June 25, 1997. Our principal executive office is located at Ribera del Loira, 60, 28042 Madrid, Spain, and our telephone number is (3491) 213 1000. Our agent for service of process in the United States is Endesa North America, Inc., 410 Park Avenue, Suite 410, New York, NY 10022.

B. BUSINESS OVERVIEW

Overview

        We are the largest electricity company in Spain in terms of installed capacity, market share in generation and distribution, and market capitalization, with a significant presence in the Southern European electricity market, in particular in Italy and one of the leading private-sector multinational electricity companies in Latin America. Our core business is energy. We are also involved in other activities related to our core energy business such as renewable energies and co-generation and the distribution and supply of natural gas. In addition, we hold interests in other businesses such as telecommunications.

        Our electricity business is principally focused on Spain, the Southern European region (including Italy, France and Portugal) and Latin America.

        At December 31, 2003, we had a total installed capacity of 41,836 MW, and in 2003, we generated 159,558 GWh and sold 161,499 GWh, supplying electricity to approximately 20.9 million customers in 12 countries. At that date, we had 26,777 employees, 48% of whom were located outside Spain, and our total assets amounted to approximately €46,047 million, 44% of which were located outside Spain.

        The geographic breakdown of net sales for the periods indicated is as follows:

Market	2003	2002	2001
	(millions of euro)
Spain	10,721	11,145	10,338
Italy	1,242	1,109	—
Rest of Europe	731	635	—
Chile	1,003	1,171	1,359
Argentina	429	385	1,302
Brazil	1,055	1,111	1,277
Colombia	618	685	775
Peru	440	498	525

Total	16,239	16,739	15,576

Our Core Business

  Electricity and gas

        Our electricity business is conducted in Spain, the rest of Europe and Latin America. Our gas business is conducted in Spain and Portugal:

  Spain

        Electricity Generation and Distribution.    We are the leading electricity generator and distributor in Spain with an approximately 42.7% market share (including purchases from the Special Regime and imports) in generation and a 42.9% market share in distribution at December 31, 2003. We operate hydroelectric, nuclear, coal, fuel oil and gas generating facilities with a total installed capacity in Spain of 21,602 MW at December 31, 2003 and a total net generation of 92,348 GWh in 2003. In 2003, we sold 67,701 GWh to approximately 10.4 million regulated customers (i.e., those who have not chosen to contract with suppliers) in Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, parts of Extremadura, Ceuta and Melilla. We are also one of the largest suppliers of electricity and gas to deregulated customers (i.e., those who have chosen to contract with suppliers) with an approximately 36.6% market share at December 31, 2003. In 2003, Endesa Energía sold 23,154 GWh to 49,049 points of supply corresponding to deregulated customers.

        Natural Gas Distribution.    We conduct our natural gas distribution business through Endesa Gas which, together with the natural gas distribution companies in which it holds stakes, had more than 316,000 customers in Spain and approximately 220,700 customers in Portugal at December 31, 2003, an approximate increase of 9.5% from December 31, 2002. We are the third largest natural gas distributor in Spain, with an approximately 5.4% market share in the domestic regulated market and an approximately 9.0% market share in the liberalized market (including supplies to our gas-powered facilities) at December 31, 2003. We also seek to secure the supply of natural gas for our generation activities. In Spain, our goal is to be present in the businesses of import, re-gasification, transport, distribution and supply of natural gas.

  Europe

        We have entered into the electricity business in Southern Europe, taking advantage of opportunities arising from the deregulation process in Europe and the demand for the cross-border supply of electricity to deregulated customers throughout Europe. We operate plants in Italy with total installed capacity of 5,860 MW and have interests in an additional 3,534 MW in Snet (France) and Tejo (Portugal) at December 31, 2003 and a total net generation in the participated companies of 31,122 GWh in 2003. In 2003, we supplied electricity to 779 points of consumption in Europe (outside Spain) and North Africa.

        In September 2001, a consortium led by us, with a 45.3% stake, acquired Elettrogen (subsequently renamed Endesa Italia), one of the three largest generators of electricity in Italy. We acquired an additional 5.7% stake in the consortium in March 2002. Due to our 51% stake in the consortium that owns Endesa Italia, we control the consortium and consolidated the results of Endesa Italia in our financial statements for 2002.

        On December 22, 2003, we entered into an agreement with Santander Central Hispano (SCH) pursuant to which we acquired effective control over the shares in Endesa Italia held by SCH, which resulted in our control of 85% of the voting rights at Endesa Italia. As a result of this transaction, our consolidated financial statements of 2003 reflect, as of December 22, 2003, a participation in Endesa Italia of 85.3%, decreasing the corresponding balance in minority interests and recording €817 million in long-term creditors in respect of the obligation to pay SCH for its 34.3% stake in Endesa Italia.

        On June 16, 2004, we exercised an option, which was granted to us in connection with the September 2001 transaction described above, to acquire an additional 34.3% stake in Endesa Italia from SCH, for €817 million. This amount, as described above, was recorded as a liability on our consolidated balance sheet as of December 31, 2003 and therefore, this transaction will not affect our consolidated financial statements. Following this transaction, Endesa Italia has two shareholders: Endesa, with a 85.3% interest and ASM Brescia, with a 14.7% interest.

        In April 2001, we acquired a 30.0% interest in Societé Nationale d'Electricité et Thermique (Snet), France's second largest electricity generator. On March 3, 2004, we announced that we had entered into an agreement with Charbonnages de France (CDF) to acquire, through our subsidiary Endesa Europa, an additional 35% in Snet, in which we already own a 30% interest, subject to approval by EU competition authorities and the French Privatization Committee. As of the date of this annual report, the EU competition authorities have approved the transaction and we are awaiting the approval of the French Privatization Committee.

        In Northern Africa, we hold an 18% stake in Lydec, a distributor of electricity and water in Casablanca, and we hold a 32% stake in a consortium with Office National de l'Electricité (ONE) to construct a 400 MW combined cycle gas turbine plant (located in Tahaddart).

  Latin America

        We are involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America. We participate in more than 20 electricity companies in the region, either directly or through our controlling stake in the Latin American electricity group, Enersis, of which we acquired control in 1999, becoming one of the largest private electricity groups in Latin America in terms of consolidated assets and operating revenues. Endesa Chile manages our electricity generation business in Latin America and Chilectra manages our electricity distribution business in Latin America. Both Endesa Chile and Chilectra are controlled by Enersis. In 2003, we had a total installed capacity of 13,333 MW in the region, generated 46,480 GWh and distributed 49,526 GWh to more than 10.5 million customers. At December 31, 2003, assets in Latin America represented 32.6% of our total assets. For 2003, Latin American operations contributed 21.8% of operating revenues and 34.1% of operating income.

  Other Businesses: Related Businesses

  Renewable Energies and Cogeneration

        We maintain a leading position in the cogeneration and renewable energies market in Spain, with an estimated market share of approximately 6.8% at December 31, 2003. At that date, our total installed capacity in this business area amounted to 1,858 MW, and we had an additional 210 MW of capacity under construction.

Other Businesses: Non-Core Businesses

  Telecommunications

        In Spain, we are the largest shareholder of Auna, with a 29.88% interest at December 31, 2003. We currently hold a 32.88% interest in Auna following our acquisition of an additional 3% in February 2004. Auna is one of the largest integrated telecommunications operator in Spain principally through:

  •
  Auna Telecomunicaciones, a fixed-line telephony and cable telecommunications operator in Spain; and

  •
  Amena, the third largest mobile telephony operator by market share in Spain.

        In Latin America, we own 100.0% of Smartcom, a Chilean wireless communications operator.

  Other

        We are present in the field of technologies related to information and electricity networks through our various initiatives, especially, the transmission of voice and data through the low-voltage electricity network, which is known as powerline communications technology, or PLC.

        Through Endesa Servicios, we also provide a variety of products and services, including information and management control systems, supply management and environmental services, to other companies within the Endesa Group as well as third parties.

Strategy

        In February 2002 we presented to the market our Strategic Plan for 2002-2006, the key objectives of which were as follows:

  •
  To increase the profitability of our present businesses, focusing principally on our core business activity.

  •
  To take advantage of the organic growth of our markets.

  •
  To manage our portfolio of assets.

  •
  To strengthen our financial position.

        In October 2002, in view of the trends and outlook for the main macroeconomic indicators and the foreseeable performance of the markets in the medium term, we decided to revise our Strategic Plan, setting much more ambitious targets in terms of optimizing investments and stepping up divestments. Pursuant to this revised Plan, we will focus on the following priorities in the coming years:

  •
  Maintaining our leadership in the Spanish electricity industry.

  •
  Consolidating the presence we have achieved in Southern Europe.

  •
  Optimizing current investments in the international electricity business, and harnessing the high growth potential based on the improved economic situation in Latin America.

  •
  Obtaining the maximum possible value from our current position in the telecommunications business.

  •
  Continuing the effort to strengthen our financial position.

  •
  Strengthening our focus on customer service and, in particular, to quality of service to increase our competitive position in the electricity market.

        Pursuant to the Investment Program for 2004-2008, we expect to invest an aggregate amount of €13,100 million in our businesses. Investments in maintenance of our existing operations are expected to amount to €7,600 million and investments designed to achieve organic growth are expected to amount to €5,500 million, broken down as follows:

  •
  €3,700 million in the Spanish electricity business.

  •
  €1,000 million in the European electricity business.

  •
  €500 million in the Latin America electricity business.

  •
  €300 million in the telecommunications and other businesses.

        We will evaluate and carry out these investments within the context of our commitment to strengthen of our balance sheet and improving our financial position.

        For a further discussion on our current investment plan, see Item 5. "Operating and Financial Review and Prospects".

        The objectives of the Strategic Plan 2004-2008 are as follows:

  Program for new generating capacity in Spain

        The Strategic Plan 2004-2008 envisages a significant investment (€3,700 million) in the construction of new capacity in the Spanish electricity system, with the threefold objective of contributing to security of supply, protecting the environment and maintaining a competitive and diversified production mix.

        Under this program, we expect to build a total of 5,847 MW of new capacity between 2004 and 2008, in addition to which we will add 1,400 MW of capacity through the conversion of units burning Spanish coal to enable them to burn imported coal.

        The breakdown, by technology, of this total capacity will be as follows:

  •
  2,800 MW of new capacity at new mainland combined cycle plants, increasing our total capacity at this type of plant in the mainland market to 4,000 MW.

  •
  929 MW of new capacity in the islands systems to meet increased demand in that market, demand which is growing at a much higher rate than the average for Spain as a whole.

  •
  2,089 MW of renewable energy facilities and a further 29 MW of plants using other renewables technologies.

        We believe that these new facilities will enable us to offset the elimination of 2,319 MW at obsolete plants. These new investments will enable us to maintain a generating capacity that exceeds the demand in the markets we serve in Spain, with a high level of protection against the sharp fluctuations in hydro production. The resulting production system, in addition to the benefits we will derive from the fact that it will be competitive and diversified, will make a significant contribution to the achievement of the objectives regarding CO2 emissions established in our sustainability policy.

        We expect that as a result of the actions described above, our installed capacity in the mainland electricity system will be approximately 22,200 MW in 2008.

  Improved service quality

        Under the Investment Plan 2004-2008, we expect to invest €3,800 million to achieve quality of service improvements in the Spanish electricity business.

        As a consequence of this considerable investment, we will strengthen our competitive edge in the Spanish electricity market, consolidate our current position in the geographical areas in which we distribute electricity and increase our customer base, all with the goal of maintaining our leadership position in the Spanish electricity market.

        Investments in network improvements will principally be made in distribution assets in the regions experiencing the highest increases in demand or in those in which it is necessary for us to carry out additional work to reduce supply incidents. The investments in distribution facilities will be supplemented with new commercial measures aimed at improving the quality of our customer service, establishing personalized service channels through our customer manager teams, the sales office network for personal visits, Endesa Service Points and Stores; and the Customer Hotline.

  Consolidation in Southern Europe

        We hold a significant position in the electricity industry in Southern Europe and have a presence in all the countries that we have identified as targets, principally Italy, France and Portugal.

        The companies in which we hold interests have a total capacity of 9,394 MW and an annual output of 31,122 GWh; in addition, they supply a total of 12,318 GWh to customers in various deregulated markets.

        Our strategic objective in Southern Europe is to consolidate this position and capture value from the organic growth in the markets in which we have a presence using our existing asset base.

        Our main objectives in Italy are to:

  •
  Complete Endesa Italia's thermoelectric facility repowering program, which will increase its installed capacity to approximately 6,500 MW in 2008 with an annual output of approximately 32,000 GWh, which represents almost a two-fold increase from the annual output in 2003, as well as a significant increase in the efficiency of the facilities and a reduction in their environmental impact.

  •
  Assure the self-financing of Endesa Italia's investment program.

  •
  Enable dividends to be paid out of 2003 income in 2004. In March 2004, Endesa Italia distributed €30 million to its shareholders in dividends.

        Our main objective in France is to complete the changes in the shareholder structure of the French electricity generator Snet, which could result in an increase in our interest in Snet and the sale by any of the other shareholders of its stake to another player. On March 3, 2004, we announced that we had entered into an agreement with Charbonnages de France (CDF) to acquire, through our subsidiary Endesa Europa, an additional 35% in Snet, in which we already own a 30% interest, subject to approval by EU competition authorities and the French Privatization Committee. As of the date of this annual report, the EU competition authorities have approved the transaction and we are awaiting the approval of the French Privatization Committee.

        Our main objective in Portugal is to continue to take the measures required to ensure that we are in a favorable position with a view of leveraging the interest we have in Tejo Energía and our retailing activities in the deregulated market to optimize our position in the forthcoming Iberian electricity market.

  Taking advantage of organic growth in Latin America

        We believe that we have achieved the appropriate size in the Latin American electricity market. Accordingly, our strategy for the coming years will focus on harnessing the organic growth potential of the assets that we hold in the region and on continuing to strengthen the financial position of our investees, thereby maintaining the self-financing capacity of our Latin American business.

        Regarding potential for organic growth, we believe that the increase in electricity demand in the main countries in which we operate, interest rate trends and the rate hikes planned in Brazil and Colombia will lead to a substantial increase in the free cash flow generated, which will make a significant contribution to reducing the indebtedness of Enersis and Endesa Chile.

        In addition, the success of the capital increase at Enersis and the debt refinancing transactions at Enersis and Endesa Chile in 2003, together with the adoption of new measures to complete the financial strengthening of these companies, place this business in a solid position from which to take advantage of the economic recovery that the recent trends in the main macroeconomic indicators appear to signal. This recovery, if it continues, will have a positive effect on the earnings and dividends paid by Enersis.

  Expansion in the gas market

        In the natural gas business, the Strategic Plan projects a significant increase in our presence in the gas market, from two points of view:

  •
  We will become an important player in the European gas market with a supply portfolio in 2008 of 11,700 million m3 (11.7 bcms). Our strategy as a buyer is based upon diversification of our supply sources, prioritizing the establishment of flexible contractual terms and conditions and assuming commitments only when purchasing volumes are guaranteed.

  •
  Our strategy as a supplier is to maintain our current share of the regulated gas supply market of approximately 5% and to increase our share of the deregulated market to approximately 15% in terms of sales to end customers, which, combined with the sales made to our combined cycle power plants, will give us a total market share of approximately 20%.

  Improving and capturing value from the telecommunications business

        Our Spanish telecommunications business has been improving steadily in recent years and reported net income for the first time in the third quarter of 2003.

        Our strategic objective is for the Auna Group to make a positive contribution to our annual earnings from 2004 onwards and for it to self-finance its operations.

        We will continue to assess the telecommunications industry and related opportunities to capture additional value from our existing investments in the telecommunications business.

  Environmental and sustainable development strategy

        We will implement our Strategic Plan while simultaneously stepping up our commitment to the principles of sustainable development in its three facets: social, economic and environmental sustainable development, in respect of which we approved a Strategic Plan for the Environment and Sustainable Development for 2003-2004.

        We expect to achieve our strategic objectives on the basis of providing our customers with a quality of service in a responsible and efficient manner, creating value for our stockholders, fostering excellence and the professional training of our employees, strictly applying the principles of good corporate governance, contributing to the social development of the areas in which we operate and using in a sustainable manner the natural resources required in order to carry out our business activities.

        Our corporate programs focus mainly on climate change, preserving biodiversity, continuing to implement environmental management systems, integral waste management, greater adhesion to sustainability criteria in relation with contractors and suppliers and, in general, increasing the integration of sustainable development criteria into our management activities.

        Our operating programs address matters relating to adaptation to the Law on the integrated prevention and control of pollution, the reduction of the impact of facilities on the atmosphere and on water systems, the improvement of emission control, and the achievement of savings in the consumption of fuel, water and other raw materials.

        Of significance is our decision to continue to adopt measures aimed at reducing, by 2007, our specific emissions by 35% with respect to 1990 levels, which involves, in addition to the investments in combined cycle and renewable energy technologies, measures to improve the efficiency of coal-fired power plants, the closure of the least efficient fossil-fuel plants and the maintenance of a safe, competitive, diversified and balanced production mix.

Electricity Business in Spain

  Generation

        We operate coal, nuclear, hydroelectric and fuel oil and gas generation facilities in Spain with a total installed capacity of 21,602 MW at December 31, 2003, representing 42.4% of total installed capacity in Spain (excluding installed capacity of cogeneration and renewable energies facilities with an installed capacity of less than 50 MW). Our net energy production in Spain in the year ended December 31, 2003 was 92,348 GWh, representing a market share of approximately 42.6%. In 2003, we produced an additional 2,863 GWh using renewable energies (e.g., wind, small-scale hydro power cogeneration and others). The following table sets forth our total installed capacity by type of generating facility at December 31, 2003.

	2002 Installed Capacity (in MW)	2003 Installed Capacity (in MW)	Percentage of Total Installed Capacity
Coal	6,269	6,269	29%
Nuclear	3,632	3,636	17%
Hydroelectric	5,368	5,368	25%
Fuel Oil/Gas/CCGT	5,688	6,329	29%

Total installed capacity	20,956	21,602	100%

        The changes in installed energy generation capacity in 2003 were primarily the result of:

  •
  the end of operations of an aggregate of 220 MW of installed capacity relating to fuel oil/gas plants;

  •
  the commencement of operations of a new combined cycle gas turbine (CCGT) at Tarragona (363 MW) and the increase in generation capacity (38 MW) in the CCGT plants at San Roque and Besós;

  •
  the commencement of operations of two gas turbines at a new CCGT plant, Son Reus II, which added 150 MW of installed capacity in the Balearic Islands; and

  •
  the commencement of operations of two gas turbines at a new CCGT plant, Barranco de Tirajana I, a gas turbine at a new CCGT plant, Granadilla I, and other generation plants, which added an aggregate of 288 MW of installed capacity in the Canary Islands;

        Our investment in generation capacity in 2003 totaled approximately €524 million, consisting of investments in the construction of new facilities (€324 million) and the expansion and improvement of existing ones. We built a new CCGT plant at Tarragona, which commenced operations in October 2003. Construction costs related to this new CCGT plant amounted to €238 million.

        We are in the process of constructing four new CCGT plants: two in the Canary Islands (in Tenerife and Gran Canaria), one in the Balearic Islands at Son Reus and one on the Spanish mainland. The expected total installed capacity of these four plants is 1,075 MW, 375 MW of which commenced operations in 2003.

        The following table sets forth for each type of generating facility the percentage of our total electricity generated, average age of plant, average capacity utilization and average availability factor.

	Percentage of Total Electricity Generated in 2003	Average Age of Plant (years)	Average Capacity Utilization in 2003(1)	Average Availability Factor in 2003(2)
Coal	42.5%	23	74.3%	91.5%
Nuclear	29.4%	20	90.8%	90.7%
Hydroelectric	12.2%	50	25.0%	100.0%
Fuel Oil/Gas	15.9%	17	30.0%	86.3%

	100.0%

(1)
Average capacity utilization is defined as actual production as a percentage of theoretical maximum production.

(2)
Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

        The balance in the types of generation facilities means our plants' energy output is highly regular. We also believe our production centers are well-located, with ease of access to fuels and proximity to gas pipelines.

        The table below sets forth our gross production of electricity (excluding production by cogeneration and renewable energies facilities with a capacity of less than 50 MW) measured at the point of production by type of power station during the past five years. Our gross electricity production in 2003 totaled 96,057 GWh, and our energy production, net of our own consumption, was 92,348 GWh.

	1999	2000	2001	2002	2003	Percentage of Total in 2003
Coal	45,342	46,755	43,108	42,497	40,809	42.5%
Nuclear	27,726	29,134	29,566	29,644	28,251	29.4%
Hydroelectric	10,429	9,521	12,966	8,067	11,752	12.2%
Fuel Oil/Gas	9,556	10,718	12,357	13,532	15,245	15.9%

Total	93,052	96,128	97,997	93,740	96,057	100.0%

  Coal-Fired Power Stations

        We operate coal-fired power stations in Spain with total installed capacity of 6,269 MW at December 31, 2003. The following table sets forth our coal-fired power stations at December 31, 2003, installed capacities, years of commencement of operation, average capacity utilization and average availability factor.

Coal-fired Power Station	Type of Coal	Installed Capacity at December 31, 2003 (in MW)	Year(s) of Commencement of Operation	Average Capacity Utilization in 2003(1)	Average Availability Factor in 2003(2)
As Pontes (Four Units)	Brown Lignite and Imported Sub-bituminous	1,468.5	1976-79	82.1%	95.8%
Compostilla (Five Units)	Steam, Coal and Anthracite	1,340.6	1961-84	61.0%	83.9%
Teruel (Three Units)	Black Lignite and Imported Bituminous	1,101.4	1979-80	70.2%	92.9%
Anllares (One Unit)	Steam Coal and Anthracite	121.7(3)	1982	76.5%	88.8%
Los Barrios (One Unit)	Imported Bituminous	567.5	1985	71.4%	84.4%
Alcudia (Four Units)	Imported Bituminous	510.0	1980-82	79.4%	91.0%
Litoral (Two Units)	Imported Bituminous	1,158.9	1984-97	82.6%	97.4%

Total		6,268.6	n.a.	74.3%	91.5%

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

        As of December 31, 2003, we had invested €6 million on the conversion to imported coal of our As Pontes plant in order to extend its useful life for 20 years. The first converted unit is expected to commence operations in 2005. This investment is in line with the environmental requirements contained in European Council Directive 88/609/EEC on the limitation of emission of certain pollutants from large combustion plants.

        Our coal-fired power stations were supplied with 20,351 KT of coal in 2003, of which 38% was provided by our coal operations. We use approximately 80% of the coal we produce in our generation activities. In order to meet our total needs for coal, we supplement our own coal production with purchases in Spain and foreign markets. We have consolidated fuel purchase functions into a single management group, which operates through Carboex, our coal, liquid fuel and gas importer.

        The following table sets forth the amounts of coal we extracted and the amounts purchased in Spain and foreign markets in each of the last five years.

	1999	2000	2001	2002	2003
	(in millions of tons)
Extracted	8.46	8.29	8.31	8.40	7.80

Purchased:
In Spain	6.84	6.15	5.36	4.88	2.95
Abroad	9.71	9.92	8.91	10.11	9.60

Total purchased	16.55	16.07	14.27	14.99	12.55

        We have a significant interest in the mining of Spanish coal. Our interest amounted to approximately 35% of overall Spanish production in 2003. Many of the coal mines are located near our coal-fired power stations. The following table sets forth our coal production in 2001, 2002 and 2003 by type of coal.

	Coal Production
Type of Coal	2001	2002	2003	Percentage Change 2003/2002
	(in millions of thermies of low heating value)
Brown Lignite	10,476	11,321	10,452	(7.7)%
Black Lignite	3,173	2,727	2,871	5.3%
Anthracite	1,418	1,599	1,320	(17.5)%
Brown Coal	4,395	4,354	4,025	(7.6)%

Total	19,462	20,001	18,668	(6.7)%

        Total coal production in our mines in 2003 was 7.8 million tons, equal to 18.7 billion thermies, representing a 7.3% decrease in terms of tonnage and a 6.7% decrease in terms of thermies compared with 2002. In 2003, adjustments of production were made in accordance with the 1998-2005 Coal Plan in connection with our strategy to achieve a more environmentally friendly fuel mix. In accordance with environmental regulations on emissions, we mix imported coal, which has a higher calorific and a lower sulfur content, with domestic coal at our As Pontes and Teruel facilities, which improves the competitiveness of those facilities. The interest in shaft mining as a proportion of the total production of the Endesa Group has decreased from 1.0% in 2002 to 0.8% in 2003. Open cast mine production decreased 7.1% in 2003 compared with 2002.

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

        The following table sets forth our nuclear power stations at December 31, 2003, our ownership interest and each station's installed capacity, system type, year of commencement of operation and average availability factor.

Nuclear Power Station	Ownership Interest	Installed Capacity at December 31, 2003 (in MW)(1)	System Type	Year of Commencement of Operation	Average Availability Factor 2003(2)
Ascó I	100%	1,032.5	PWR(3)	1983	87.7%
Ascó II	85%	873.1	PWR	1985	98.8%
Vandellós II	72%	782.7	PWR	1988	89.9%
Santa Maria de Garoña	50%	233.0	BWR(4)	1971	91.7%
Trillo	1%	10.7	PWR	1988	93.2%
Almaraz I	36%	350.5	PWR	1981	91.3%
Almaraz II	36%	353.7	PWR	1983	80.0%

Total		3,636.2			90.7%

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

        Enusa meets its requirements for uranium through long-term supply contracts with various suppliers outside Spain. Enusa is also party to contracts with various uranium enrichment facilities outside Spain. Our management believes that Enusa can meet the requirements for uranium of all nuclear generating facilities in Spain throughout their useful lives.

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

        We are liable for damages caused by our nuclear power stations up to €150.3 million, in respect of which we have liability insurance to cover up to such amount. The Spanish government is liable for damages caused by our and other's nuclear power stations in excess of €150.3 million up to €208 million (equivalent to 175 million special drawing rights). The countries that are signatories to the Paris and Brussels Conventions are proportionately responsible for liabilities between 175 million and 300 million special drawing rights (approximately €208 million and €356 million, respectively, at December 31, 2003). The special drawing right is a basket currency established by the International Monetary Fund. Neither of these treaties nor Spanish law or regulations allocates responsibility for liabilities in excess of 300 million special drawing rights. Moreover, the nuclear plants in which Endesa participates have insurance against damages to the facilities, including machinery breakdowns, with maximum coverages ranging from $700 million to $900 million.

  Hydroelectric Power Stations

        At December 31, 2003, we operated hydroelectric generating facilities in Spain with an installed capacity of 5,368 MW, which vary widely as to type and size. The hydroelectric generating facilities were constructed between 1933 and 1993 and are located primarily along rivers in the northwest, northeast and south of Spain. Our hydroelectric power plants are operated by concession from the Kingdom of Spain for a maximum term of 75 years.

        The following table sets forth the installed capacity of our hydroelectric facilities.

Installed Capacity at December 31, 2003
(in MW)
Northwest	727.6
Ebro-Pyrenees:
Pont de Suert	709.2
Zaragoza	586.0
Lleida	1,246.3
South:
Cordoba	403.7
Antequera	279.7
Pumping:
Moralets	221.4
Sallente and Montamara	539.0
Ip and Urdiceto	84.0
Tajo Encantada and Guillena	570.0
Extrapeninsular:
El Mulato	0.8

Total	5,367.7

  Fuel Oil and Gas Power Stations

        We operate fuel oil and gas power stations in Spain with total installed capacity of 6,329 MW, including the combined cycle gas turbine plants in San Roque 2, Besós 3 and Tarragona 1, at December 31, 2003, which are located in Andalusia and Catalonia, respectively. These power stations form part of our generation and production network in those areas. The following table sets forth the installed capacity of our fuel oil and gas power stations.

Service Area	Installed Capacity at December 31, 2003 (in MW)
Besós 2	300.0
Besós 3 (CCGT)	387.8
Foix	520.0
San Adrian 1 and 3	700.0
San Roque 2 (CCGT)	390.3
San Adrian 2	350.0
Cristobal Colon	308.0
Tarragona 1 (CCGT)	363.0

Total Mainland	3,319.1

Alcudia	75.0
Son Molinas	39.0
Son Reus	536.8
Mahón	123.4
Ibiza	218.5
Formentera	14.0
Jinamar	415.6
Barranco de Tirajana	385.0
Candelaria	288.2
Granadilla	362.5
Arona	50.0
Punta Grande	174.5
Las Salinas	116.1
El Palmar	14.8
Llanos Blancos	9.0
Los Guinchos	73.2
Ceuta	53.0
Melilla	61.5

Total Extrapeninsular	3,010.1

Total Mainland and Extrapeninsular	6,329.2

        At December 31, 2003, the mean age of our fuel oil and gas power plants on the Spanish mainland was 20 years and 1 year, respectively, and the mean age of our fuel oil and gas power plants outside the Spanish mainland (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) was 15 years.

        We have a portfolio of gas supply contracts that provides us with flexibility in determining the amount of gas required. We have several collaboration agreements with Gas Natural SDG, S.A., including a long-term contract under which we expect to have a reliable source of natural gas supply available at competitive terms and prices, which will be necessary for our construction program for new combined cycles gas turbine plants. Prices under this contract are linked to the price of certain baskets of fuel-oils and oil products. Through this contract, which is not exclusive for either of the two parties, we purchase an amount of gas from Gas Natural that is equal to a significant part of our estimated installed power consumption needs for combined cycle gas turbine plants until 2005-2006. Supply began in 2002 according to a delivery schedule that is based on our combined cycle construction plan, which will consist of 4,000 MW of installed capacity. We also have a long-term supply contract with Sonatrach which secures the aggregate supply of 1 bcm of natural gas. We are also seeking additional sources of gas in order to diversify our portfolio of suppliers.

        During 2003, among other actions, we signed long-term supply contracts with gas producers to secure the supply of natural gas for electricity generation and for sales to domestic customers for the coming years. The most important of these agreements are with Nigeria LNG Limited and Ras Laffan LNG for the annual supply of 1 bcm each from 2006 and 2005, respectively. Also, we complemented our long-term supply agreements with short-term supply shipments, which provided us with a more flexible gas supply portfolio.

  Fuel Prices

        Prices for coal on the international coal market reached yearly lows in May 2003 due to relatively low levels of global economic growth and the SARS crisis in Asia. Thereafter, increases in freight and FOB coal prices, which were mainly due to increased demand for iron ore in China and congestion in several ports led to overall coal price increases. The spot ARA MCIS index, which reflects the CIF price of coal, reached $64.75 per ton by the end of 2003 compared to $35.90 per tone in January 2003.

        Oil prices began 2003 at high levels and increased until the end of the Iraqi conflict, at which point the annual maximum Brent price was reached at $34.7 per barrel. After a period of low prices in April and May, oil prices resumed their rise to $27-$30 per barrel due to increased consumption and unrest in the Middle East. The price of oil derived products and natural gas varied accordingly. As of the end of May 2004 the price of Brent crude had risen to approximately $35 per barrel.

  Distribution and Sales to Customers

        In 2003, we supplied electricity to approximately 10.5 million customers throughout Spain resulting in sales of approximately €7.1 billion in distribution, transmission and supply and representing approximately 42.3% of total energy sales in Spain. Approximately 15% of our customers are commercial and industrial clients and 85% are residential customers. In 2003, we sold 67,701 GWh to regulated retail customers and 35,472 GWh to deregulated customers (including 12,318 GWh to foreign customers), for total sales of 103,173 GWh, a 11.4% increase over 2002. In the wholesale market, we sold 81,849 GWh and acquired 77,386 GWh (including 1,904 GWh used to pump water from hydroelectric facilities) to supply our distribution and supply subsidiaries. The difference between the energy we generated and the energy we sold is due to:

  •
  sales to third parties in the wholesale market;

  •
  acquisitions of energy from cogenerators and self-producers;

  •
  purchases and sales in other countries; and

  •
  losses that occur in the transmission and distribution process.

  Retail Distribution to Regulated Customers

        We currently distribute electricity in the following regions in Spain: Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, Ceuta, Melilla and Extremadura. As part of the culmination of the corporate restructuring process which we commenced in 1998, in November 2001, our Board of Directors approved the consolidation of our five retail electricity distribution companies, each of which operated in a separate region. As part of this consolidation process, we formed two new companies, Endesa Distribución Eléctrica and Endesa Operaciones y Servicios Comerciales, each of which is wholly-owned by our newly-named distribution holding company, Endesa Red. Endesa Distribución Eléctrica will assume the transmission, distribution and regulated supply activities formerly carried out by the five retail electricity distribution companies. Endesa Operaciones y Servicios Comerciales will provide support functions such as billing and collections, customer support, sales offices and other administrative functions. Endesa Operaciones y Servicios Comerciales will also provide these support functions to other companies in the Endesa Group, including Endesa Energía, which supplies electricity and gas to deregulated customers, and companies involved in the distribution of natural gas. We believe that this new structure will enable us to improve our operating efficiency and quality of service.

        In 2003, we distributed 91,970 GWh to approximately 10.5 million customers, representing a 2.2% increase in the number of customers over 2002, which was principally due to Spaniards and foreigners setting up second homes in areas like Canary Islands, Balearic Islands and Andalusia.

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

        We sell to deregulated customers through Endesa Energía. During 2003, Endesa Energía sold 23,154 GWh to 49,049 points of consumption in Spain, which represents a 9.0% increase over the prior year and a 36.6% share of the liberalized market. We seek to provide integrated and flexible energy solutions at affordable prices, and offer to supply electricity, steam, natural gas, compressed air and demineralized water.

        During 2003, in anticipation of growth in the number of retail customers allowed to choose their electricity supplier, we launched diverse product and service offerings, focusing on providing an attractive offer to the different types of clients in the liberalized market by tailoring the offer based on the type of client, the client's energy consumption patterns and the geographical location of the client. We have also focused on improving customer service through:

  •
  segmentation of the consumer market;

  •
  the use of new information technologies; and

  •
  the implementation of a wide network of Endesa Stores (including three stores in regions in which we do not distribute electricity) and service points (puntos de servicio) throughout Spain.

        We have integrated our telephone customer service capabilities into four Centros de Atención Telefónica (CATS), which handled over 9.2 million calls in 2003. We have also carried out telephone polls in 2003 regarding the level of satisfaction with our service and level of customer support. We have also implemented promotional programs aimed at the household and small- and medium-sized business sectors.

        Our on-line initiatives include Endesa On Line (www.endesaonline.com), a web site dedicated to offer Endesa Energía's value added services to satisfy the needs of deregulated customers, enabling them, among other things, to monitor their consumption of energy and to request services.

        Throughout 2003, we continued to develop a range of products designed for customers in the deregulated market, leveraging our household customer base for sales of additional value added products such as life insurance policies and electrical appliances, including air conditioners and heating machines.

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

  Supply of Natural Gas

        We believe that there is a tendency towards convergence of the markets for the supply of electricity and natural gas in the Iberian peninsula, and as part of our new strategy, we have become an integrated energy supplier, providing both electricity and natural gas to our customers. We believe that we were well-positioned for our entry into the natural gas supply market in 2001 as a result of our consumption of large quantities of natural gas in connection with our electricity generation business and our experience supplying electricity to our customers. In 2001, we began to supply natural gas through Endesa Energía to eligible customers to whom we also supply electricity. At December 31, 2003, we had 2,110 points of supply whose annual consumption requirements total approximately 6,926 GWh. Our market share for the supply of natural gas in Spain at December 31, 2003 was an estimated 4.2% and an estimated 9% including the supply to our power plants.

  The Spanish Wholesale Market

        The wholesale market, which was established in 1998, performed well in 2003. Our market share of daily sales was approximately 40.3%, a decrease from 42.2% the prior year principally due to hydrological conditions (2003 was a wet year).

        We sold a total of 83,463 GWh in the daily market in 2003, with a total value of €2.5 billion and a unit value of €3.02 cents/kWh. This represents a increase in energy supply of 7.1% in physical terms and a decrease of 16.9% in economic terms over 2002. Sales in the set of markets downstream of the daily market (such as intraday, constraints management and ancillary services) resulted in total sales in the wholesale market of 81,849 GWh with a value of €2.6 billion in 2003. Acting as purchaser, we contracted for a total of 87,590 GWh (excluding energy used to pump water from hydroelectric facilities), of which 63,510 GWh went to our retail distribution subsidiaries and the remainder went to Endesa Energía.

  Transmission and Distribution Network

        At December 31, 2003, the total length of our transmission and distribution network was approximately 283,101 kilometers, 23% of which was underground lines.

        The table below provides summary information of the transmission and distribution lines of our electricity transmission network at the dates indicated.

	At December 31,
				Percentage Change 2003/2002
	2001(1)	2002(2)	2003
Aerial high-voltage lines (km)	27,327	25,728	20,015	(22.2)%
Underground high-voltage lines (km)	552	544	568	4.4%
Aerial medium-voltage lines (km)	91,810	76,706	78,479	2.3%
Underground medium-voltage lines (km)	25,153	23,320	25,514	9.4%
Aerial low-voltage lines (km)	131,994	117,196	120,567	2.9%
Underground low-voltage lines (km)	38,082	36,672	37,958	3.5%
Transformer centers (MVA)	40,205	38,975	40,824	4.7%
Substations (MVA)	59,669	56,614	60,051	6.1%

(1)
The figures for 2001 include figures attributable to Viesgo, which we sold in January 2002, and which accounted for 1,682 km in aerial high-voltage lines, 15,682 km in aerial medium-voltage lines and 16,408 km in aerial low-voltage lines at December 31, 2001.

(2)
The figures for aerial and underground high-voltage lines in 2001 and 2002 include figures attributable to REE, which we sold in March 2003, and which accounted for approximately 5,900 km in lines.

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

        In November 2002, our board of directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that were in service as of December 31, 2002, as well as certain construction projects in progress that were scheduled to commence operations in 2003 to Red Eléctrica de España (REE) for €1,052 million. Under the agreement, we will provide REE with operating and maintenance services, as well as other technical assistance and consultancy services, in relation to the transferred assets for four years. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. The transaction closed in the first quarter of 2003. See "—Capital Expenditures and Divestitures—Divestitures".

        In 2003, the gross investment in our transmission and distribution network in Spain was €781 million, approximately 46% of which was dedicated to meeting new supply requirements due to the 7.4% increase in the amount of energy distributed and the connection of 232,040 new customers. The other approximately 54% was invested in improving the quality of service and procedures. As a result of these investments, in 2003 we increased the total length of our transmission and distribution network by more than 2,935 kilometers (8,739 kilometers excluding the lines sold to REE) to 283,101 kilometers as at December 31, 2003. Of this increase, 3,967 kilometers related to medium-voltage lines and 4,657 kilometers related to low-voltage lines. High-voltage lines decreased 5,689 kilometers (an increase of 115 kilometers excluding the lines sold to REE). In 2003, we also constructed 29 new substations and more than 4,913 transforming centers (from medium- to low-voltage). Investments to improve quality of service and procedures included:

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

  Regasification

        In anticipation of the liberalization of the Spanish natural gas market which took place on January 1, 2003, we acquired direct ownership interests in several regasification plants with the goal of guaranteeing access to gas supplies for our new combined cycle gas turbine plants and new and existing customers.

        We are currently participating in the following three Liquid Natural Gas (LNG) Maritime Regasification Terminal projects:

        We hold a 21% interest in Reganosa, which will be built in Mugardos (La Coruña) and which is expected to have a storage and regasification capacity of 300,000 cubic meters and distribution capacity of 412,500 Nm3 per hour, equivalent to 3.6 bcm per year of natural gas. This plant will include a 130 kilometer pipeline network and is expected to commence operations in 2007.

        We hold a 20% interest in Planta Regasificadora de Sagunto, S.A., which will be built in Sagunto (Valencia) and which is expected to have a storage capacity of 300,000 cubic meters and a regasification capacity of 600,000 Nm3 per hour, equivalent to 5.25 bcm per year. We expect this plant to commence operations in 2006.

        We hold a 74% interest in Compañía Transportista de Gas de Canarias. We are currently carrying out studies and initial activities for new projects in Arinaga (Gran Canaria) and Granadilla (Tenerife), which we expect to commence operations in 2008 and 2009, respectively. Each of the Arinaga and Granadilla plants are expected to have a storage capacity of 150,000 cubic meters and a regasification capacity of 210,000 Nm3 per hour, equivalent to 1.8 bcm per year.

  Distribution of Natural Gas

        We distribute piped natural gas to residential, commercial and industrial customers in seven Spanish autonomous regions through Endesa Gas and several companies in which it holds stakes. In addition, Endesa Gas holds stakes in companies that distribute piped natural gas in Portugal. We are the third largest natural gas distributor in Spain, with a market share of approximately 5.4% at December 31, 2003. We are also present in the Portuguese natural gas distribution market through our interests in Setgas and Portgas. At December 31, 2003, Endesa Gas and the companies in which it holds stakes had more than 316,000 customers in Spain and approximately 220,700 customers in Portugal. In 2003, the volume of energy sold in Spain by Endesa Gas and the companies in which it holds stakes increased approximately 18% to 4,260 GWh and the volume of energy sold in Portugal increased 15.8% to 2,514 GWh. In accordance with our strategic plan 2004-2008, we intend to increase our market share in each of the Spanish and Portuguese markets for the distribution of natural gas.

The following table shows certain information with respect to the companies in which Endesa Gas held stakes at December 31, 2003:

Company	Percent Participation	No. of Customers at December 31, 2003	Energy Supplied in 2003	Activity
			(GWh)
Gesa Gas	100.0%	80,510	451.3	Gas distribution
Distribuidora Regional de Gas	45.0%	12,364	664.1	Gas distribution
Meridional de Gas	100.0%	9,097	64.2	Gas distribution
D.C. Gas Extremadura	47.0%	26,484	780.1	Gas distribution
Gas Aragón	60.7%	184,742	2,272.7	Gas distribution
Gas Alicante	100.0%	3,458	27.8	Gas distribution
Portgas	12.4%	129,258	1,950.8	Gas distribution
Setgas	9.7%	91,501	562.9	Gas distribution

Total		537,414	6,773.9

  Transport and Distribution Infrastructure

        We participate in the gas transport sector through our wholly-owned subsidiary Endesa Gas Transportista. In 2003, we constructed 266 kilometers of network, with an investment of €24 million, reaching 2,245 kilometers of the distribution network in Spain, which represents an increase of 13% with respect to the previous year.

        The most significant gas pipelines on which we worked in 2003 were the supply gas pipeline to the Tarragona Power and Endesa Generación plants in Tarragona, the Santa Ana-Alcalá la Real gas pipeline, the Cuencas Mineras de Teruel gas pipelines, and the gas pipeline to la Plataforma Logistica de Zaragoza.

        Our distribution network, in conjunction with the Spanish market, extends 5.308 Km. We distributed 6,527 GWh of energy through our distribution networks to regulated customers and customers in the liberalized market in 2003, representing an increase of 17% with respect to the previous year.

        Regarding our transmissions infrastructure, we hold a 12% interest in the technical and economic viability study for the new gas pipeline that will connect Algeria and Spain. Medgaz, the company incorporated for the purpose of this pipeline, is carrying out preliminary technical work.

Electricity Business in Europe

  General

        Our strategy with respect to our electricity business in Europe responds to the business opportunities arising from the current liberalization and deregulation of the European electricity market. Directive 96/92/EC of the European Union sets forth as its goal the creation of a single electricity market.

        We have focused principally on markets in the Southern European region and on specific opportunities outside of such region, in particular in Northern Africa.

  Generation

  Italy

        In September 2001, a consortium in which we held a 45.3% stake acquired the Italian generation company, Elettrogen, from Enel SpA for an enterprise value of approximately €3.6 billion, of which €1.4 billion was assumed debt. The other members of the consortium included Santander Central Hispano (SCH) and ASM Brescia. In January 2002, we merged Elettrogen with and into a newly-formed company, Endesa Italia SRL, as a result of which Endesa Italia became the successor to Elettrogen.

        In connection with this acquisition, we entered into an agreement with Santander Central Hispano pursuant to which we have the option to acquire its 40.0% stake, in whole or in part, at any time through the fifth anniversary of the date of its acquisition of such stake. In March 2002, we partially exercised this option, acquiring an additional 5.7% stake in the consortium from Santander Central Hispano for €126.9 million. In December 2003, we entered into an agreement with SCH pursuant to which we acquired effective control over the shares in Endesa Italia held by SCH, which resulted in our control of 85% of the voting rights at Endesa Italia. Spanish GAAP does not specifically address these types of transactions; nevertheless, we decided to record our obligation to pay SCH €817 million as a liability on our consolidated balance sheet as of December 31, 2003 in accordance with the accounting treatment which will be required under IFRS, instead of recording SCH's interest in Endesa Italia as a minority interest. On June 16, 2004, we exercised an option, which was granted to us in connection with the September 2001 transaction described above, to acquire an additional 34.3% stake in Endesa Italia from SCH, for €817 million. This amount, as described above, was recorded as a liability on our consolidated balance sheet as of December 31, 2003 and therefore, this transaction will not affect our consolidated financial statements. Following this transaction, Endesa Italia has two shareholders: Endesa, with a 85.3% interest and ASM Brescia, with a 14.7% interest.

        Under our shareholders' agreement with ASM Brescia, resolutions adopted by shareholders at general shareholders' meetings require the approval of 55% of the shareholder votes, and resolutions adopted at extraordinary shareholders' meetings require the approval of 60% of the shareholder votes. In addition, we granted to ASM Brescia certain rights customarily given to minority shareholders. Our shareholders' agreement with ASM Brescia is valid for a term of seven years and is renewable for one or more three-year periods, unless terminated earlier upon the occurrence of certain events, including if either party ceases to be a shareholder of Endesa Italia or upon a change of control of either party.

        Endesa Italia, which merged into Endesa Holding Italia to form Endesa Italia S.p.A. in December 2003, is one of the three largest generators of electricity in Italy with an installed capacity of approximately 5,860 MW as of December 31, 2003, including 3,870 MW of installed capacity relating to its fuel oil and gas generating plants, 1,014 MW relating to its hydroelectric plants, and 976 MW relating to its coal-fired plants.

  France

        In November 2000, we entered into an agreement with Charbonnages de France (CDF) to acquire a 30% interest in the French electricity generator, Societe Nationale d'Electricité et de Thermique (Snet). We acquired our 30% interest in Snet, following our receipt of clearance from the European Commission, in April 2001 for €450 million. CDF holds a 51.25% interest in Snet and Electricité de France holds an 18.75% interest. Snet has eight coal plants with an aggregate installed capacity of 2,604 MW at December 31, 2003 and generated 9,079 GWh in 2003, with an approximately 1.9% market share in France. In addition, Snet holds a 52.3% interest in a cogeneration plant with 330 MW of installed capacity in Poland and a 50% interest in Altek, a Turkish company, which operates a 40 MW hydroelectric plant and has a 90 MW CCGT plant under construction.

        On March 3, 2004, we announced that we had entered into an agreement with Charbonnages de France (CDF) to acquire, through our subsidiary Endesa Europa, an additional 35% in Snet, in which we already own a 30% interest, subject to approval by EU competition authorities and the French Privatization Committee. As of the date of this annual report, the EU competition authorities have approved the transaction and we are awaiting the approval of the French Privatization Committee. The purchase price is €571 million, which includes the price for the 30% interest previously acquired (€450 million). Of the remaining €121 million, €3.4 million is payable upon consummation of the sale and €117.6 million is payable at the end of 2006, 30% of which depends on Snet's operating cash-flow between 2003 and 2005.

        We also have a 25% interest in Soprolif, whose principal business is the construction and operation of a circulating fluidized-bed boiler at Gardanne (France), with capacity of 250 MW. Snet also has a 10% direct interest and a 8.42% indirect interest in Soprolif.

  Portugal

        In Portugal, we hold a 35% stake in Tejo Energia-Producão e Distribucião de Energia Eléctrica S.A., which owns a 600 MW coal-fired plant, accounting for 6.5% of generation capacity in Portugal at December 31, 2003. In 2003, the plant generated approximately 4,176 GWh of electricity. All of the electricity generated by the plant is sold under a long-term power purchase agreement with the national grid concessionaire.

        We continue to develop out plans in Portugal to ensure a favorable position in the electricity market. We also lead Portugal's cogeneration market through our 50% interest in Sociedade Termica Portuguesa, which has 71 MW of installed capacity in Portugal.

  Northern Africa

        We hold a 32% stake in Energie Eléctrique du Tahaddart, S.A. (EET), Office Nationale d'Electricité holds a 48% stake and Siemens holds the remaining 20%. EET has initiated the construction of a combined cycle gas turbine plant with an expected installed capacity of 400 MW in Morocco. We expect that the plant will commence operations in March 2005.

  Distribution

  Northern Africa

        We operate in water and electricity distribution in the city of Casablanca with an 18% stake in the company Lyonnaise Des Eaux Casablanca, Lydec.

  Supply

        We seek to take advantage of the opportunities arising from the growing number of customers in Europe that can contract freely with suppliers. We have entered into supply agreements with deregulated customers in France, Italy, Portugal, Germany, Belgium and Andorra, and in 2003, we supplied more than 12,318 GWh to 779 points of supply in these countries.

        In France, Snet supplied 5,554 GWh of electricity in 2003, and in Italy, Endesa Italia supplied 4,623 GWh to deregulated customers.

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

        On November 4, 2003, we and the Italian group ASM Brescia announced the formation of a jointly-owned company Ergon Energia. Ergon Energia will supply electricity, gas and power services to eligible customers in Italy. To support Ergon Energia's operations, Endesa Italia will provide technological system and product support and ASM Brescia will contribute its knowledge of the Italian market. Ergon Energia will sell the electricity generated by Endesa Italia's plants in Italy.

  Cross-border Electricity Exchange

        In 2003, we exported 1,379 GWh to Endesa Energía's customers outside Spain (principally, Forces Electriques D'Andorra in Andorra and Office Nationale d'Electricité in Morocco), conducted wholesale electricity sales to other electricity systems (specifically, REN in Portugal) and, through Endesa Trading, sold energy to other electricity systems across the French border.

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

        Endesa has followed a proactive strategy to facilitate the development of wholesale markets in Europe. In 1999, we acquired a 10% interest in the Amsterdam Power Exchange (which has been renamed ENDEX), which established the first organized spot market in continental Europe, of which we now hold 2.5% due to our decision not to participate in a capital increase in 2002. We were subsequently a founding member and owner of a 10% interest in Towarowa Gielda Energii, a company that operates a power exchange in Poland. In November 2001, we acquired a 5% interest in Powernext, which began operating an organized spot market in France at the end of 2001.

        The objective of our trading activities in Europe is to support our generation and supply businesses by seeking to increase the return on our assets while hedging the market risk associated with generation and supply activities. During 2003, our trading activities involved purchases and sales of electricity, substantially all of which were physical transactions, both under medium-term (typically one year) contracts and in short-term transactions through over-the-counter markets (bilateral transactions) and the main European exchanges. Other important activities have involved sourcing energy for sales to deregulated customers in France, as well as hedging purchases and sales of natural gas to deregulated customers in Spain.

Electricity Business in Latin America

  Overview

        We are involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America, where we had an installed capacity of 13,333 MW and approximately 10.5 million customers at December 31, 2003. We are one of the largest private electricity operators in Latin America in terms of consolidated assets and operating revenues. We are present in Chile, Argentina, Colombia, Peru, Brazil and the Dominican Republic.

        Our electricity business in Latin America is conducted principally through our subsidiary Enersis in which we currently hold a 60.62% interest as well as through interests we have acquired directly in companies in the region. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile". We acquired control of Enersis in April 1999. Enersis is an electricity utility company primarily engaged, through its principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Through Endesa Chile, one of Enersis' consolidated subsidiaries, Enersis is the largest private sector electricity generation company in Latin America in terms of installed capacity. Enersis also owns electricity distribution companies in Latin America directly or through Chilectra with over 10 million customers at December 31, 2003. Each of Enersis' and Endesa Chile's American depositary shares, evidencing American depositary receipts, are traded on the New York Stock Exchange, and each of Enersis and Endesa Chile is a reporting company in the United States that files annual reports on Form 20-F with, and furnishes periodic reports to, the SEC.

        The following table sets forth, at December 31, 2003, our principal subsidiaries active in the Latin American electricity business.

Company	Direct Economic Interest of Endesa	Economic Interest Through the Enersis Group	Total Economic Ownership Interest	Voting Interest	Installed Capacity	No. of clients
					(MW)	(millions)
Argentina:
Central Costanera		20.37%	20.37%	64.27%	2,302	n.a.
Hidroeléctrica el Chocón		17.25%	17.25%	65.19%	1,320	n.a.
Dock Sud	39.86%	0.00%	39.86%	69.76%	870	n.a.
Edesur	6.23%	39.46%	45.69%	99.45%	n.a.	2.12
TESA(*)	54.98%	16.37%	71.35%	100.00%	n.a.	n.a.
CTM(*)	54.99%	16.36%	71.35%	100.00%	n.a.	n.a.
CEMSA	55.00%	16.36%	71.36%	100.00%	n.a.	n.a.
Brazil:
Cachoeira		33.64%	33.64%	99.61%	658	n.a.
Fortaleza	51.18%	29.60%	80.78%	100.00%	310	n.a.
Cerj	15.66%	43.54%	59.20%	88.19%	63	1.91
Cien*	54.99%	16.36%	71.35%	99.99%	n.a.	n.a.
Coelce	26.75%	17.84%	44.59%	58.86%	n.a.	2.26
Colombia:
C.H. Betania		31.14%	31.14%	85.62%	540	n.a.
Emgesa	26.70%	8.90%	35.60%	48.48%	2,049	n.a.
Codensa	29.61%	14.34%	43.95%	48.48%	n.a.	1.97
Chile:
Endesa Chile		36.37%	36.37%	59.98%	3,763	n.a.
San Isidro**		27.27%	27.27%	50.00%	n.a.	n.a.
Pangue**	5.01%	34.54%	39.55%	99.99%	n.a.	n.a.
Celta**		36.37%	36.37%	100.00%	n.a.	n.a.
Pehuenche**		33.69%	33.69%	92.65%	n.a.	n.a.
Chilectra		59.56%	59.56%	98.24%	n.a.	1.34
Peru:
Edegel		13.78%	13.78%	63.56%	970	n.a.
Etevensa	43.50%	0.00%	43.50%	60.00%	340	n.a.
E. de Piura	48.00%	0.00%	48.00%	60.00%	148	n.a.
Edelnor	18.00%	20.25%	38.24%	60.00%	n.a.	0.89

*
Transmission company.
**
Installed capacity included in Endesa Chile.

        In August 2003, Elesur sold its interest in Enersis to Endesa Internacional. In December 2003, Elesur sold an additional interest it had acquired in Enersis from Chispa to Endesa Internacional. After both of these transactions, Endesa Internacional holds all of our interest in Enersis and is the holding company through which all of our Latin American operations are held, which has served to clarify and simplify our Group. Likewise, in 2003, Elesur sold to Endesa Internacional its interests in Cerj and Edesur.

  Financial Strengthening Plan of Enersis and Endesa Chile

        On October 4, 2002, Enersis' and Endesa Chile's Boards of Directors unanimously approved a financial strengthening plan in order to enhance their capital structure and permit them to be better positioned in light of the current economic situation in Latin America, which had been affecting their investments and liquidity risk. This plan consisted of four main objectives: (i) refinancing of $2.33 billion of bank debt, (ii) a capital increase of up to $2 billion, (iii) asset sales of up to $900 million and (iv) improvement in the generation of free cash flow. As of December 31, 2003, Enersis and Endesa Chile had refinanced the target $2.33 billion of bank debt, completed a capital increase of $2.1 billion and Enersis and Endesa Chile had sold $764 million of non-strategic assets. The main assets sold included Enersis' stake in Rio Maipo, S.A and the Central Hidroeléctrica Canutillar plant and Endesa Chile's stake in Infraestructura 2000, S.A., in each case described in more detail under "—Non-Core Diversified Assets—Capital Expenditures and Divestitures—Divestitures". As of December 31, 2003, the financial strengthening plan of Enersis and Endesa Chile was successfully completed. For additional information on the financial strengthening plan of Enersis and Endesa Chile, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Strengthening Plan of Enersis and Endesa Chile".

  Electricity Generation and Transmission

  Generation

        At December 31, 2003, we had an installed capacity of 13,333 MW in Latin America, most of which is held through our subsidiary Endesa Chile, of which we hold a 36.37% economic interest through Enersis. Approximately 60% of the installed capacity corresponds to hydroelectric power stations and approximately 40% to thermal power stations.

        The following table shows the installed capacity of our consolidated subsidiaries in Latin America by country for the periods indicated.

Country	2001	2002	2003		Percentage change 2003/2002
		(MW)
Chile	3,935	3,935	3,763		(4.4)%
Argentina	4,424	4,444	4,492		1.1%
Colombia	3,035	2,754	2,589		(6.0)%
Peru	1,486	1,474	1,458		(1.1)%
Brazil	658	658	1,031	(1)	56.7%

Total	13,538	13,265	13,333		0.5%

(1)
Includes the Fortaleza (310 MW) combined cycle plant, which came into service in December 2003.

        In 2003, our gross production of electricity in Latin America totaled 46,480 GWh, an increase of 7.8% over 2002. The following table shows the gross production of electricity by our consolidated subsidiaries in Latin America by country for the periods indicated.

Country	2001	2002	2003	Percentage change 2003/2002
		(GWh)
Chile	15,741	16,495	16,524	0.2%
Argentina	11,864	8,750	11,208	28.1%
Colombia	10,106	10,837	10,794	(0.4)%
Peru	4,480	4,567	4,683	2.5%
Brazil	2,256	2,467	3,271	32.6%

Total	44,447	43,116	46,480	7.8%

        During 2003, Endesa Chile continued to construct the hydroelectric plant at Ralco (Chile), with a planned aggregate installed capacity of 570 MW and an estimated cost of approximately $568 million. The plant is expected to commence operations in the second half of 2004 and is expected to contribute an annual average output of 3,100 GWh to the centrally- interconnected system in Chile.

        On December 27, 2003, the Central Genadora Termeléctrica Fortaleza, S.A. (CGTF) fossil-fuel plant, in the industrial and port complex of Pecém (in the Brazilian state of Ceará), commenced operations. This plant has a generating capacity of 310 MW.

        CGTF, which is owned 51% by Endesa and 49% by Enersis, operates in combined cycle with two gas turbogenerators and one steam turbogenerator. We and Enersis invested approximately $250 million in constructing this plant. Output is distributed through a 230 kV transmission network in the National Interconnected System and the sale thereof is assured under an agreement with Coelce, the Endesa investee that distributes electricity in this state.

        CGTF obtained from the State of Ceará special tax treatment in respect of the Brazilian value-added tax equivalent for the construction of a thermoelectric plant in such state. Nevertheless, on January 27, 2004, the State of Ceará approved a decree, the practical effect of which is a total revocation of the special tax treatment previously accorded to our activities therein and the assumption of certain additional tax costs. The impact of this new tax regime could reach 94 million Brazilian reals (approximately €25.8 million as of December, 31, 2003) annually. CGTF is currently meeting with the relevant authorities with the goal of retaining at least part of the tax benefits available under the prior tax regime.

        In August 2003, our Peruvian affiliate Etevensa was awarded the "take or pay" contract for the purchase of gas from Camisea, together with a long-term contract for the sale of the electricity produced under the "take or pay" contract to Electroperú. Effective in August 2004, the date on which the gas is scheduled to reach Lima, Etevensa must generate electricity using a simple cycle system and sell the power to Electroperú at the prevailing price in the regulated market. Effective as of May 2006, Etevensa must close at least one of its two CCGTs, increase the capacity and improve the efficiency of the remaining CCGT, and sell the power produced using a combined cycle system at the sale price awarded in the contract with ElectroPeru ($23.9/MWh).

  Transmission

        In early 2003, the Brazilian company Copel suspended payments to our subsidiary CIEN (Companhia de Interconexão Energética, S.A.). This company owns the project to connect the Argentine and Brazilian transmission systems and to sell electricity generated in Argentina in the Brazilian market. In order to connect the Argentine and Brazilian transmission systems, CIEN operates two 500 kV transmission lines over a distance of 500 kilometers each and with a total installed capacity of 2,100 MW. Copel is one of the four Brazilian companies to which CIEN sells energy in Brazil under power and energy supply contracts signed in 1999. Copel stopped making payments to CIEN in January 2003. In August 2003, CIEN and Copel entered into an agreement that became effective in December 2003. Pursuant to this agreement, Copel is required to make the payments due to CIEN according to supply invoices and requests for cost reimbursements for the period from December 2002 to May 2003, and to order 400 MW from the 800 MW under the previous agreement. In addition, this agreement provides that rate adjustments now take into account exchange rate movements between the dollar and the Brazilian real and changes in the General Market Price Index (IGPM). This agreement will expire on December 31, 2009.

        In November 2001, Endesa acquired a 14.3% interest in Empresa Propietaria de la Red (EPR) (formerly named the Siepac project), which was formed in 1998 to construct, operate and maintain a transmission line interconnecting six Central American countries. In connection with this acquisition, Endesa assumed management responsibility over the company. The project, which is expected to cost an estimated $320 million, will involve the construction of a 230 kV transmission line over a distance of 1,880 kilometers. In 2003, the environmental studies required by the Inter-American Development Bank (IDB), which is contributing $240 million to the financing of the project, were completed. In addition, EPR branch offices were opened in all of the Central American countries involved in the project and EPR has initiated the process of obtaining all required easements and other rights for the land through which the transmission line will pass. In 2004, we expect to award the contract for the construction of the transmission line pursuant to a bidding process. Construction of the transmission line is expected to take place by the end of 2006, at which point we expect the line to become operational.

        We also participate in transmission activities in Argentina through our 22.2% interest in Yacylec.

  Electricity Distribution

        In 2003, the companies in which we hold stakes distributed 49,526 GWh, an increase of 4.0% from 2002, to approximately 10.5 million customers in Chile, Argentina, Brazil, Peru and Colombia. In addition, we own a 40% interest in the Punta Cana Macao Energy consortium, which owns a generation and distribution company in the Dominican Republic that operates a 71 MW plant. The following table shows our total customers and sales of electricity in Latin America by country in 2003.

Country	Customers	Sales
	(thousands)	(GWh)
Argentina	2,117	12,656
Brazil	4,160	13,130
Chile	1,341	10,518
Colombia	1,972	9,254
Peru	892	3,968

Total	10,482	49,526

        Distribution in Argentina.    In Argentina, through Enersis, we own an approximately 45.7% economic interest in Empresa Distribuidora Sur S.A., or Edesur, the second largest privatized electricity distribution company in Argentina in terms of energy purchases. Edesur serves approximately 2.1 million customers in the greater Buenos Aires metropolitan area and is operated by Chilectra. The concession from the Argentine regulators to transmit and distribute electricity in Argentina is due to expire in 2087.

        Distribution in Brazil.    In Brazil, we conduct our electricity distribution business through Companhia de Eletricidade de Rio de Janeiro, S.A. or Cerj, one of the largest electricity distributors in the State of Rio de Janeiro, and Companhia Energética de Ceará, or Coelce, the sole electricity distributor in the State of Ceará in northeastern Brazil. Cerj serves approximately 1.9 million customers and Coelce serves approximately 2.2 million customers in their respective concession areas. Both Cerj and Coelce are operated by Chilectra, S.A., a Chilean distribution company. We currently hold an approximate economic interest of 59.2% in Cerj. Our economic interest in Coelce is approximately 44.59%.

        Distribution in Chile.    In Chile, through Enersis, we conduct our electricity distribution business through Chilectra S.A. Chilectra is the largest electricity distribution company in Chile in terms of the number of clients, assets and energy sales and served approximately 1.3 million customers in the greater Santiago metropolitan area in 2003. In April 2003, we sold Compañía Eléctrica del Río Maipo, S.A., through which we served approximately 300,000 customers in the southern area of Santiago.

        Distribution in Colombia.    In Colombia, we hold an approximately 43.95% economic interest in Codensa, S.A. E.S.P. Codensa is an electricity distribution company that was created from the division of the generation and distribution assets of Empresa de Energía de Bogotá S.A. ESP. Codensa serves approximately 2.0 million customers in its service area and is operated by Endesa.

        Distribution in Peru.    In Peru, we own an approximately 38.24% interest in Edelnor S.A., an electricity distribution company that serves approximately 0.9 customers in its concession area in the northern part of Lima. Chilectra is the operator of Edelnor.

Other Businesses: Related Businesses

  Cogeneration and Renewable Energies

        Endesa Diversificación carries out its cogeneration and renewable energies business through its wholly-owned subsidiary, Endesa Cogeneración y Renovables, S.A. The main sources of energy produced by this division are wind power, cogeneration and small-scale hydroelectric power. At December 31, 2003, our cogeneration and renewable energies facilities had a total installed capacity of 1,858 MW. At that date, we also had projects under construction with an expected aggregate installed capacity of 210 MW.

        The following table shows certain information relating to our cogeneration and renewable energies capacity at December 31, 2003.

Type of Energy	No. of Plants	Installed Capacity and Capacity under Construction	Percent of Total Installed Capacity	Installed Capacity and Capacity under Construction (% participation of Endesa)
		(MW)
Cogeneration	71	581	28.1%	240
Wind	67	1,124	54.4%	789
Small-scale Hydroelectric	40	214	10.4%	158
Biomass	7	61	2.9%	23
Urban Waste	4	75	3.6%	19
Other	5	13	0.6%	7

Total	194	2,068	100.0%	1,236

        In 2003, we had an estimated market share of approximately 9.9% in the renewable energies market in Spain. During 2003, we commenced operations of eight new renewable energies facilities with an aggregate installed capacity of 184 MW, 100% of which related to wind farms. During 2003, we also divested cogeneration plants with an aggregate installed capacity of 89 MW in order to optimize our portfolio of cogeneration and renewable energies assets.

        We expect to continue to grow our renewable energies business and as part of this effort, we currently plan to increase our renewable energies capacity by 2,089 MW in the period 2004-2008. See "—Strategic Plan 2004-2008".

  Water Distribution and Treatment

        On May 6, 2004, we sold our 11.64% interest in Aguas de Barcelona S.A. (AGBAR) to Spanish institutional investors for €238 million, as a result of which we no longer have a significant interest in the water business.

Other Businesses: Non-Core Businesses

  Telecommunications

        As of December 31, 2003, we held 29.88% directly and indirectly in Auna, which serves as a holding company for our respective interests in telecommunications businesses in Spain. Auna one of the largest integrated telecommunications operators in Spain, providing fixed-line telecommunications and mobile telephony services as well as cable telecommunications services. At December 31, 2003, Auna had approximately 10 million customers in Spain. Auna has, among other interests:

  •
  a 98.68% interest in Auna Telecomunicaciones (fixed-line telecommunications, including cable telecommunications); and

  •
  a 97.9% interest in Amena (mobile telephony).

        At December 31, 2003, the book value of our total investment in Auna amounted to €1,037 million.

        As part of the capital restructuring of Auna in 2002, Telecom Italia sold its stake to Santander Central Hispano, which became the second largest shareholder in Auna. In July 2003, Endesa exercised a call option to purchase an additional 3% interest in Auna from Santander Central Hispano (SCH), and in accordance with the terms of such exercise, we paid €261 million for such interest in February 2004. As of the date of this annual report, we hold a 32.88% interest in Auna.

  Fixed-line Telephony

        Auna formed Auna Telecomunicaciones, S.A. in 2002 with the goal of integrating all of Auna's fixed-line telephony assets, which previously had been held by Retevisión and the cable operators (Auna Cable, Madritel, Able, Menta, Supercable and Canarias Telecom) in order to achieve greater levels of efficiency in our fixed-line telephony businesses.

        Auna Telecomunicaciones, which is 32.66% indirectly owned by Endesa, is the second-largest fixed-line telecommunications operator in Spain in terms of market share. At December 31, 2003, Auna Telecomunicaciones had approximately 650,000 direct access cable customers representing an approximate 6.5% market share.

        We also own, directly and indirectly, 10.62% of the telecommunications operator Euskaltel.

  Mobile Telephony

        Amena, Spain's third largest mobile telephony operator in terms of market share, was commercially launched in January 1999. In March 2000, Amena, which is 32.40% indirectly owned by Endesa, was awarded one of four UMTS licenses in Spain. This new technology, once it becomes available, will allow for wireless broadband services, including Internet access and high-speed data transmission. At December 31, 2003 Amena had approximately 8.2 million customers, representing an increase of approximately 26% over 2002 and an estimated market share of approximately 21%. In the last quarter of 2003 Amena was declared a dominant interconnection operator by the Spanish Telecommunications Market Commission.

        In June 2000, we acquired 100.0% of Smartcom, a Chilean mobile telephony operator. The book value of our total investment in Smartcom was €251 million as of December 31, 2003. Since the acquisition, we have expanded its client base, upgraded its networks, increased the quality of its signal, expand its coverage area, developed new products and rolled out its commercial distribution and sales network. We have also undertaken to improve its management systems and customer service. In part as a result of these efforts, at December 31, 2003, Smartcom had approximately 1.2 million subscribers with an estimated market share of approximately 16% compared with approximately 946,500 subscribers and an estimated market share of approximately 15.4% at December 31, 2002.

  Other Businesses

        New Technologies.    Following last fiscal year's rationalization of our activities related to the Internet and the new technologies sectors, in 2003 Endesa Net Factory focused on the management of our power line communications business and the supervision of several financial investments. Power Line Communications, or PLC, is the technology that allows the transmission of data and voice through electricity lines. The development of this technology as a business is an opportunity for us to enhance the value of our electricity distribution network and to provide new value-added services to our residential and SME clients. In 2003, after a successful large-scale trial, we launched the technology in several areas of the Spanish city of Zaragoza, which as at December 31, 2003 served over 1,100 customers (reaching an approximate market share of 20% of the areas covered), and initiated its deployment in Barcelona. We have also developed pilot programs in Chile and Mexico in order to eventually implement PLC technology in certain Latin American countries.

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

  Capital Expenditures and Divestitures

        The following table sets forth our capital expenditures and investments by type for the years 2001 to 2003. Financing in those years consisted primarily of internally generated funds.

	2001		2002		2003
	(in millions of euro)
Capital Expenditures:
Power stations	797		1,121		1,181
Distribution facilities	1,281		1,060		909
Other	325		191		92

Total capital expenditures	2,403		2,372		2,182

Investments:
Investments for consolidation, diversification and international	2,231	(1)	1,359	(2)	115	(3)
Other	812		232		185
Total investments	3,043		1,591		300

Total capital expenditures and investments	5,446		3,963		2,482

(1)
Includes mainly a €999 million investment in an approximately 45.3% stake in Endesa Italia, a €452 million investment in a 30.0% stake in Snet, a €498 million investment to acquire an additional interest in Auna and a €194 million investment to acquire an additional interest in Repsol YPF, S.A.

(2)
Includes mainly a €273 million capital subscription in Auna, a €57 million capital subscription in Smartcom, a €159 million investment to acquire an additional interest in Auna and €706 million in tariff deficit compensation.

(3)
Includes mainly a €49 million capital subscription in Smartcom and a €47 million in capital subscriptions and other financial investments related to our Latin American electricity business.

  Capital Expenditures

        During the first quarter of 2004, we made total capital expenditures of €379 million, 50.6% of which was made in our domestic electricity business, 10.0% of which was made in our European electricity business, 30.3% of which was made in our Latin American electricity business and 9.0% of which was made in our other businesses. Of the total capital expenditures, €234 million was recurrent capital expenditures and 145 million was invested in increased capacity and other non-recurrent capital expenditures. These capital expenditures were financed by internally generated funds.

        In 2003, we made total capital expenditures of €2,182 million, 59% of which was made in our domestic electricity business, 17% of which was made in our European electricity business, 21% of which was made in our Latin American electricity business and 3% of which was made in our other businesses. Of the total capital expenditures, €1,238 million was recurrent capital expenditures and €944 million was invested in increased capacity and other non-recurrent capital expenditures.

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

  Divestitures

        As part of our strategic plan 2002-2006, we have divested €4.7 billion in assets as of the date of this annual report out of an expected €6-7 billion over the period. The following describes our principal divestitures since 2001:

  •
  in June 2004, we, Unión Fenosa and Telecom Italia sold to Auna 100% of Netco Redes for €100 million, plus the assumption of €47 million in debt by Auna;

  •
  in May 2004, we sold our 11.64% stake in Aguas de Barcelona, S.A. (AGBAR) to Spanish institutional investors for €238 million, resulting in gross capital gains of €102 million;

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

  •
  in May 2003, Endesa Chile and GasAtacama sold their transmission assets in the Norte Grande Interconnected System (SING) in Chile to HQI Transelec for $110 million;

  •
  in April 2003, Endesa Chile sold the Canutillar power plant to Sociedad Hidroeléctrica Guardia Vieja, S.A. for $174 million;

  •
  in April 2003, Enersis sold the Chilean distribution company Rio Maipo, S.A. to CGE Distribución, S.A. for $206 million;

  •
  in March 2003, we sold substantially all of our 3.01% stake in Repsol YPF, S.A. for €504 million;

  •
  in December 2002, our board of directors approved the sale of 12 real estate assets to Testa Inmuebles en Renta, S.A. for €385 million, a sale which closed in the first quarter of 2003. We have entered into leases with Testa Inmbuebles pursuant to which we will continue to occupy these properties for periods of between five and 10 years; during 2003, the aggregate value of these real estate transactions was €411 million, which resulted in capital gains of €154 million.

  •
  in November 2002, our board of directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that became operational prior to December 31, 2002 to Red Eléctrica de España (REE) for €1,052 million, €950 million of which corresponds to the assets sold (including 5,858 kilometers of circuits, 3,449 MVA of transforming capacity, 701 bus bar connections and 134 sub-stations in Catalonia, Andalusia, Aragon and Galicia) and €102 million of which corresponds to payment by REE for network operation and maintenance services we will provide for a period of three years following the closing of the transaction. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. This transaction closed in the first quarter of 2003 and resulted in capital gains of €543 million;

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

  •
  in April 2001, we sold our operating subsidiary, Viesgo, to Enel SpA, the Italian electricity company from which we acquired Elettrogen. Viesgo was comprised of the following generation and distribution assets:

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

        Enel SpA acquired 12.5% of Viesgo in December 2001 and the remaining 87.5% in January 2002 for an aggregate purchase price of €2,147 million (consisting of €1,870 million in cash and €277 million in assumed debt and provisions). Total gross capital gains amounted to €1,218 million (€152 million in 2001 and €1,066 million in 2002); and

  •
  in March 2001, we sold our direct and indirect stakes in the Argentine electricity distributor Edenor to Electricite de France for €834 million.

Environmental Matters

        The environment is a primary concern in all of our activities and we intend for all of our services to contribute to environmental protection and sustainable development. Towards this end, we have set up an Environment and Sustainable Development Executive Committee to ensure that management considers sustainability when it makes its decisions and the constitution of an Environment and Sustainable Development Direction to drive the development of a sustainable strategy for us. In addition, we have adopted an Environmental and Sustainable Development Plan for Endesa 2003 - 2007.

        In 2002, Endesa voluntarily joined The Global Compact, a United Nations initiative addressed to enterprises, international trade unions and non-profit organizations, promoting the adoption of nine principles in human rights, labor standards and environment. Through our participation in this initiative, we seek to demonstrate our leadership in the area of social responsibility and in the application of sustainable principles in decisions of our management. Furthermore, in recognition of our commitment to the environment, in 2002 and 2003 we were included on the Dow Jones Sustainability World Index and attained the highest rating of any company in the utilities sector in 2002.

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

        The objective of our principal environmental investments in 2003 has been to reduce and control emissions and to improve water treatment and management through investments in desulfurization plants, water treatment plants, development of energy sources, improvements in electrical lines and other projects to minimize environmental impact of our business activities.

        Our accumulated investment included in the assets on our balance sheet at December 31, 2003 was approximately €807 million. We incurred €107 million of environmental expenses in 2003.

        During 2003, our activities related to the environment are discussed in more detail as follows:

  •
  Climate change

  •
  Environmental management systems

  •
  Environmental impact studies

  •
  Waste management

  •
  Atmospheric emissions

  Climate change

        According to power sectors statistics on energy production and standard emissions by technology, Endesa is the Spanish electricity company that has increased its total CO2 emissions the least in the period 1990-2003 and that has most reduced its specific emissions in the same period.

        We are an active member of pilot programs and other projects in Spain regarding climate change and in July 2003, we joined the Carbon Fund of the World Bank called the "Community Development Carbon Fund" (CDCF) and made an initial contribution of $2.5 million. We are also represented on numerous working parties at both the national and international level.

        We spearheaded the creation of the Spanish CO2 Foundation in late 2003 with the goal of promoting development projects related to the process of capture control and transformation of carbon dioxide (CO2). We are also a founding member in Spain of the Renewable Energy Certificate System (RECS).

        In 2003, we launched the Green Tariff in Spain, which results in a commitment on our part to match the amount of energy supplied to a customer who elects to pay such tariff with an equal amount of energy generated by 100% renewable sources of hydraulic origin.

        In accordance with EU Directive 2003/87/EC establishing a plan for greenhouse gas emission allowance trading on June 21, 2004 the Spanish government made public the guidelines for the Spanish National Allocation Plan. Its main objective is to stabilize emissions for the period 2005 - 2007 at the level of the average of the three years from 2000 - 2002, with a total increase of 3.2% for new entrants. An additional reduction effort will be done by the end of period 2008 - 2012 at which point emissions should be at 1990-levels plus 24%, which figure is designed to meet the Spanish objective i.e. 15% over 1990 emissions, achieving reductions via carbon sinks (2%), and Clean Development Mechanism and Joint Implementation (7%).

        In particular for the energy sector, the guidelines allocate 88 million tons per year for period 2005 - 2007. The Spanish National Allocation Plan is expected to be released for public consultation by the Spanish government in July 2004 and shortly thereafter, the specific allocations to be made with respect to individual companies.

  Environmental Management Systems

        We continue to implement this management tool and its certification in accordance with International Standard ISO 14001 and the European Regulation EMAS in the main areas of the company, both in Spain and the other countries in which we operate.

        Spain:    As of the date of this annual report, all of our thermal power stations in Spain have Environmental Management Systems either implemented or were in the process of implementing such Systems. The hydroelectric power units have developed and implemented their respective Environmental Management Systems and, following the completion of certain environmental diagnoses to confirm their proper application, will be certified. Throughout 2003, we extended the implementation of Environmental Management Systems to our mining operations.

        We expect the Environmental Management System for FECSA-Endesa in Catalonia to be certified in 2004.

        Europe.    In 2003, the amount of generated electricity that was certified increased 3%, reaching 57%.

        Latin America.    During 2003, we implemented environmental management systems in our Latin American electricity business. 10 power stations received certification, bring the total number of certified power stations in Latin America to 18. In Argentina, 100% of our distribution and generating installations are certified. In Colombia, our distribution affiliate, Codensa, obtained ISO 14001 certification. This certification, together with the pre-existing certification of Edesur in Argentina, resulted in the fact that 44% of the energy we Endesa distributed in Latin America was certified in accordance with the international standard ISO 14001 in 2003.

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

  Environmental Impact Studies

        Endesa's generation and distribution projects, due to their type and nature, are subject to the legal requirement to carry out an Environmental Impact Study, both in Spain and Latin America. These studies are characterized by the consideration of all impacts, whether positive or negative, arising out of the relevant project, both from an environmental and socio-economic point of view. The study's conclusions are made available to the public.

  Waste Management

        During 2003, we aimed to improve our temporary waste storage areas and to create systems for the collection of wastes to achieve greater efficiencies in respect of storage periods, greater safety and the avoidance of spills.

  Atmospheric emissions

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

        In addition, we have met our 2003 objectives set by the Plan for the Elimination of PCB submitted to the regulatory authorities in 2000. As far as wastes produced by our distribution business are concerned, we have successfully retired dangerous wastes at each of our plants, which highlights the progress we have achieved in retiring transformers we no longer use.

  Research and development

        Endesa considers constant research into the state of the surroundings fundamental in the area of influence of its installations, both in Spain and Italy and Latin America, to identify control and improvement actions of these aspects. It therefore finances, promotes and implements R & D projects, which, on 2003, were centered on minimizing the consequences of the energy activity (water source issues, interference with bird life etc.) and efficiency improvement with regards to the use of natural resources and the production of waste, spillages and atmospheric emissions.

  Renewable energy and cogeneration

        Endesa firmly believes in the environmental benefits resulting from the use of renewable energy and has the promotion of renewable energy sources and the development of new energy technologies among its main strategic environmental objectives. Through Endesa Cogeneración y Renovables (ECyR), we provide energy from renewable origin or obtained by cogeneration to consumers.

        The total installed power of plants in service or under construction in which ECyR participates rose at the end of 2003 to 2,068 MW, which means that its participation in renewable energy and cogeneration increased by 141 MW compared to 2002. The new capacity program in Spain included in our Strategic Plan 2004-2008 is 2,089 MW in installations that use renewable energy and some 29 MW more in other related technologies.

        We have prepared Sustainability Reports for the last three years, in which we provide a comprehensive description of our major activities in social, economic and environmental aspects of our operations and the manner in which we have contributed to sustainable development over the preceding year. As in past years, we prepare this report in accordance with the international guidelines set forth in the Global Reporting Initiative (GRI).

        Our 2003 Sustainability Report, which was prepared in line with GRI guidelines, breaks down our activities by business line and by the geographical areas in which we operate: Spain, Southern Europe and Latin America and is certified as to compliance with GRI guidelines, among other things, by KPMG.

Regulation

  Regulation of the Spanish Electricity Sector

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

        On November 27, 1997, the Spanish government passed Law 54/1997, which we refer to as the Electricity Sector Law, providing for a gradual transition to a liberalized system under which every consumer will be free to contract for electric power from generators or other suppliers. Under the Electricity Sector Law, Spanish electricity operations are no longer a public service provided by the government through Red Eléctrica de España, S.A., a state-controlled entity, which we refer to as Red Eléctrica. Red Eléctrica's dispatching functions have been taken over by the market operator, Compañía Operadora del Mercado Español de Electricidad, S.A. (OMEL). Red Eléctrica continues to serve as the system operator. OMEL is responsible for the economic management of the wholesale market, and Red Eléctrica is responsible for the technical management of the transmission grid and the balancing mechanism which ensures that energy supplied is equal to the demand for energy.

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

  Royal Law-Decree 6/2000 of June 23

        On June 23, 2000, Royal Law-Decree 6/2000 was adopted to increase competition in the electricity and other sectors. The main consequence of these measures was a moratorium on generation capacity increases until June 23, 2005, excluding capacity increases related to projects currently under construction at the date of the Royal Law-Decree that have received the necessary administrative permits and future projects to replace current generation capacity (1,600 MW plus 2,365 MW sold to Viesgo in our case).

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

        The market operator, OMEL, is a private entity which is expected to perform its duties subject to the principles of transparency, objectivity and independence. The Electricity Sector Law established that no shareholder is entitled to own, directly or indirectly, more than 10% of the share capital of OMEL, and the aggregate direct or indirect holdings of entities operating in the Spanish electricity sector may not exceed 40%.

        In December, 2003, the Tax, Administrative, Labor and Social Security Measures Law 62/2003 amended the Electricity Industry Law by reducing from 10% to 5% the maximum direct or indirect holding that one single individual or legal entity may own in the Market Operator.

        Nevertheless, this limit will not apply until June 30, 2006, to other electricity market management entities, which may own holdings of up to 10%. Until the aforementioned date, this holding will be included in the calculation of the 40% limit established for total holdings of electricity industry players.

        At the same time other players which exceed the 5% limit were given until June 30, 2004 to adapt their holdings to the new ceiling and the Market Operator was given the possibility subject to authorization from the National Energy Commission, of owning up to 10% of the capital of other market operators which have international commitments to Spain.

        Lastly, from June 30, 2004, Operador del Mercado Ibérico de Energía-Polo Español, S.A., will be responsible for the functions that had been entrusted to the market operator.

  Electricity Production Market in Spain

        The main new development in 2003 in the electricity production market in Spain was the amendment of Operating Rule 23 on the "Procedure for assignment of guarantees to the Market Operator", by resolution of the Office of the Secretary of State for Energy, Industrial Development and Small and Medium-sized Enterprises dated February 14, 2003.

        This rule establishes the guarantees which players must provide to the Market Operator in order to guarantee payment of the contractual commitments acquired. The purpose of the amendment of this

Rule is to avoid the risk that the payment obligations might not be covered with the guarantees that were provided initially.

        The possibility was also established for a player to assign to another player its settlement collection rights for the latter to cover its payment obligations in the same settlement.

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

  Acquisition of Fuels

        The process of fuel purchasing by generating plants has been liberalized, except for a specific regime applicable to domestic coal which is affected by the Spanish government's Coal Plan. Plants that use domestic coal purchased under three-year renewable supply contracts with domestic suppliers will receive an average premium of approximately €6 per MWh generated until 2010 at the latest. The Coal Plan will be effective until 2005, and it is anticipated that the amount of domestic coal under purchase contracts will be reduced approximately 28.3% during the life of the Coal Plan.

        Nuclear facilities use enriched uranium as fuel. Spanish law requires that all enriched uranium supplies be purchased from Empresa Nacional de Uranio (Enusa), which is owned by Spanish government agencies.

  Eligible Customers

        In 1999, measures were adopted to decrease the legal threshold for customers who were eligible to choose their electric power suppliers, which we refer to as eligible customers. Unlike previous years, in 2003 all mainland system customers were able to choose their supplier. In fact, on January 1, 2003, as scheduled in the current regulatory framework, the Spanish mainland electricity market was fully opened up to competition. This extended the entitlement to choose their supplier to all residential customers and companies which receive low-voltage supplies, which jointly represent 99.6% of all customers.

        However, at 2003 year-end, the actual deregulated market, i.e. that made up of customers who have actually exercised this right, accounted for 28.9% of the total in terms of power. The number of companies and residential customers that have opted for the free market is to date very low and represents only 0.5% of the total number of customers in this market segment.

        This situation is similar to that in other countries that have deregulated their markets, in which the transition by customers from the regulated market to the deregulated market has also been a slow and progressive process.

        It should also be borne in mind in the case of Spain that since the commencement of the deregulation of the market in 1998, the regulated rate has dropped by 11.2%, which has made it practically impossible for retailers to offer substantial discounts to residential customers interested in switching over to the deregulated market. Accordingly, the offers have focused on other possible advantages and it will take some time for residential consumers to get used to the idea that they can weigh up the possible benefits of a switch.

        Also, the fact that the regulations relating to low-voltage metering requirements, settlements among players and the supplier changeover process were published in the last few days of 2002, led to certain delays in the commencement of commercial activities because of the need to adapt processes and systems to the new regulations.

        Most of the industrial customers that have decided to remain in the regulated market are supplied under interruptible contracts that furnish them with lower prices than those in the deregulated market, since the access rates applied in the latter market do not envisage any kind of price reduction for interruptibility.

  New Electricity Tariff Methodology

        On December 30, 2002, the Spanish government passed Law 53/2002, which empowers the Spanish government to establish, by Royal Decree, the methodology by which average electricity tariffs and reference electricity tariffs will be fixed from January 1, 2003 until December 31, 2010. In setting the average and regulated electricity tariffs by Royal Decree, the following considerations must be taken into account:

  •
  the average tariff for electricity which is generated by power generation plants operating under the Stable Legal Framework and authorized to generate electricity prior to December 31, 1997, and which are owned by power generation companies which are entitled to competition transition costs (as described below), will be €0.036061/kWh and, for electricity which is generated by all other plants, will be based on estimates of the prevailing price of gas during the relevant year;

  •
  the annual amount payable to power generation companies in the regulated market, which corresponds to the net present value of the revenue deficit which arose during the period of January 1, 2000 until December 31, 2002 will be treated as a regulated cost in setting the tariffs, and in terms of liquidation and payment, will be treated as income from regulated activities; this prevision entitles electricity companies to recover the shortfall in revenues generated between 2000 and 2002; and

  •
  the annual amount payable to power generation companies as compensation for operating in the extrapeninsular and island markets in 2001 and 2002 will be treated as a regulated cost when fixing the tariffs, and in terms of liquidation and payment, will be treated as income from regulated activities.

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

        The average tariff may not increase or decrease by more than 1.40% per year. Nevertheless, if the projected straight-line recuperation of competition transition costs would not result in a zero balance at December 31, 2010, the Spanish government will consider an increase of 1.40% in its calculation of the average or regulated tariff. In addition, the average and regulated tariff may not increase more than 0.60% year to year, as a consequence of the revision of the projections used in the calculation of the tariffs in effect during the two preceding years in relation to certain variables and so long as certain limits are exceeded, such as consumer demand (1%), interest rates (50 basis points), Special Regime surcharges (5%) and gas prices (5%). Consequently, total increases in the average or regulated tariffs may not exceed 2% per year, except when a change in the regulation affecting the remuneration for regulated activities takes place, as the new methodology establishes.

        Variations in the average or regulated tariffs will be allocated among the different tariffs, subject to the limitation that no one tariff may increase or decrease more than 0.60%.

        An additional significant change established in Royal Decree 1432/2002 is that the tariff schedule does not distinguish among geographical locations; therefore, the costs of electricity supply in respect of island and extrapeninsular demand (basically generation, transmission and distribution) will be included in the calculation of electricity tariffs.

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

        Order ECO/2714/2003 of September 25, 2003, implemented Royal Decree 1432/2002 regarding the assignment and/or securitization of the cost relating to the shortfall in revenues from regulated activities prior to 2003 and of the cost relating to the revisions of the nonmainland system costs, and regulated the essential aspects of the process of assignment or securitization of such rights.

        This Ministerial Order regulates, among other aspects, the guarantee of including as a cost of the rate to be recovered by December 31, 2010, the value of the rights to be securitized, the interest rate assigned to them (which is set at three-month Euribor) and the procedure to determine the annual amount which must be included in the calculation of the electricity rates for 2003 through 2010 in connection with these costs.

        As of December 31, 2002, the value of the shortfall in revenues from regulated activities was fixed at €1,522 million, €658 million (43.22%) of which related to Endesa.

        The value of the cost of the revisions of nonmainland system costs, which relates in full to Endesa, was not fixed and is pending the application of the remuneration system set in the new regulations on island and nonmainland electricity systems described under "—The Extrapeninsular and Island System".

        On December 22, 2003, we and other corporations entitled to payment of tariff deficits assigned their right to compensation for the shortfall in revenues from regulated activities for 2000, 2001 and 2002 to BBVA, S.A., Santander Central Hispano, S.A., Caja Madrid and Merrill Lynch. We received in exchange €599 million in cash for the assignment of the outstanding balance of our rights, which we have used to reduce our outstanding indebtedness.

  Electricity Rate Reductions

        Spanish electricity rates, which are established annually by Royal Decree, have been decreasing in real terms every year since 1984 (except 1991). The cumulative rate of reduction in nominal terms for all Spanish customers from 1996 through 2003 has been approximately 14.2% (approximately 33.1% in real terms). Consequently, electricity rates in Spain are currently below the European average for the majority of consumer categories.

        Royal Decree 1483/2001, of December 27, froze residential electricity tariffs for 2002 and increased electricity tariffs for other categories of consumers by approximately 1.0% on average. As a result, average electricity tariffs for 2002 were approximately 0.3% greater than 2001 in nominal terms, which represents a decrease of approximately 3.5% in real terms. Royal Decree 1436/2002, of December 27, approved an increase of 1.65% in average electricity tariffs for 2003. Residential electricity tariffs increased 1.5%, while all other tariffs increased approximately 2.0%.

        Royal Decree 1802/2003 approved an increase of 1.72% in average electricity tariffs for 2004. Residential electricity tariffs increased 1.475%, while all other tariffs increased by approximately 1.6%. except for the tariff rates applicable to distributors covered by Transitional Provision Eleven of Law 54/1997, which increased by 2.43%.

        The 1.72% increase in the average electricity tariff includes the maximum variance of 1.4% on account of discounting costs for 2004, including 0.29% as a result of correcting parameters relating to 2003 (final consumer demand and cost overrun of the special regime premiums) and 0.03% as a result of an amendment to the specific regulations due to the fact that the System Operator is required to consider new types of costs according to the provisions of Article 8.4 of Royal Decree 1432/2002.

        Compensation for distribution activities established in Royal Decree 1436/2002, which set the electricity rates for 2003, did not change for 2004 and, accordingly, our share will be 40.12% in 2004.

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

        Due to tariff reductions and increases in the price of electricity purchased by electricity companies from the pool, the amount collected from consumers during 2000 was insufficient to pay the full amount that we and other electricity companies are entitled to receive for regulated activities (i.e., remuneration for transmission and distribution). In light of this situation, the Ministry of Economy issued an order on November 21, 2000, which provides that this deficit will be shared by all generation companies entitled to recover competition transition costs in proportion to the competition transition costs they received in previous years. The amounts used to cover this deficit are taken into account to determine the competition transition costs to be recovered at the end of the year.

        Law 54/1997, as amended by Royal Law-Decree 2/2001, dated February 2, 2001, states that the overall base present value of the remuneration for competition transition costs (CTCs), in constant 1997 value, may not exceed €10.44 billion. This overall base amount consists of the following components:

  •
  the maximum amount of the allocation for consumption of domestic coal has a present value of €1.77 billion and is payable to the production units which effectively consume local coal; and

  •
  the maximum amount of allocation to technological competition transition costs has a present value of €8.66 billion.

        Royal Law-Decree 2/2001 clarified the payment mechanism for competition transition costs. Each year, the Minister of Economy will determine the portion of competition transition costs corresponding to each generation company. Any excess amounts received by a generation company from sales at a rate above approximately €36/MWh will be deducted from the balance of competition transition costs that the company is entitled to receive. As a result, the deduction affects the competition transition cost balance at the end of each year.

        Other significant changes introduced by Royal Law-Decree 2/2001 were:

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

        In July 2001, the European Commission determined that Spain's competition transition costs program is in compliance with the Amsterdam treaty and its requirements for state aid. See "CRegulation of the European Internal Electricity Market".

        On June 12, 2002, the Ministry of Economy issued an order (ECO/1588/2002) which replaces and repeals a previous order approved on November 21, 2000 (described above), and settles the portion of competition transition costs corresponding to Endesa after the sale of Viesgo at 47.43% at December 31, 1997.

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

  Supply and Distribution

        As of January 1, 2003, all consumers are entitled to contract freely with power generation companies or to change suppliers. In addition, beginning in 2003, generation companies and supply companies may contract among themselves.

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

  The Extrapeninsular and Island System

        The Electricity Sector Law recognizes that Spanish electricity companies operating off mainland Spain, such as GESA, UNELCO and Endesa with its activities in Ceuta and Melilla, require special treatment given the special technical and financial requirements arising from their small size and isolation.

        Royal Decree 1747/2003, which was published in the Official State Gazette (BOE) on December 29, 2003, was approved on December 19, 2003. This Royal Decree regulates the island and nonmainland electricity systems, implementing the provisions of Article 12 of Electricity Industry Law 54/1997, and came into force on January 1, 2004.

        The Royal Decree adapts the principles laid down by the Electricity Industry Law to the unique features of these territories. These unique features arise out of the differences with the mainland electricity system due to the relative isolation and the size and smaller number of electricity systems in operation, in particular in respect of generation activities.

        Under the Royal Decree production activities will not be organized on a market basis, although the Royal Decree does contemplate publication of prices, settlement of power and a system of guarantees. The Royal Decree also states that although generation is a regulated activity, new market participants will be permitted.

        In accordance with this new regulation, consumers may acquire power under the rate system, or without restriction through a retailer or directly at the mainland reference price.

        Other basic principles of this new regulation are the following:

  •
  Electricity planning will be carried out on a coordinated basis by the central government, which will be responsible for general planning, and the related autonomous community or municipal governments.

  •
  The remuneration for generation activities will be determined in accordance with general criteria similar to those set by the Electricity Industry Law for electricity transmission activities.

  •
  The remuneration for the transmission and distribution activities will be brought into line with remuneration for similar activities in the mainland system, with the necessary adaptations to take into account the special features of the island and nonmainland systems.

  •
  The transmission and distribution utilities in the island and nonmainland systems will be subject to the same National Energy Commission settlement procedure as the mainland utilities.

  •
  The Market and System Operators will be responsible, respectively, for the economic and technical management of the island and nonmainland systems.

        In addition, the Royal Decree that established the electricity rates for 2003 provided for a provisional amount of remuneration of €223.5 million for the island and nonmainland systems. However, this remuneration, like the provisional remuneration established in 2001 and 2002 in the respective Royal Decrees on rates, will be revised definitively in accordance with the remuneration regime established in Royal Decree 1747/2003.

        Finally, Royal Decree 1432/2002 recognized the revisions of the island and nonmainland system remuneration payments for 2001 and 2002 as additional system costs. These costs will be recovered in conjunction with the revenue shortfall in the settlement for the mainland regulated activities for 2000, 2001 and 2002.

  New Special Regime Methodology

        Royal Decree 436/2004, approved on March 12, 2004, established the methodology upon which the legal and economic regulatory framework for special regime activity will be based. This Royal Decree has as its purpose the overall establishment of a stable and predictable remuneration system for special regime activities and to foster the generation of renewable energies.

        This Royal Decree sets forth the following objectives:

  •
  Drive cogeneration and its efficient production of heat and electricity to the service of the industry.

  •
  Provide incentives for growth in the market.

  •
  Provide incentives for special regime facilities to sell into the open market.

  •
  Permit special regime installations to choose between:

  •
  selling its energy to a distributor at a regulated tariff,

  •
  selling its energy to a producer, subscribing bilateral contracts, or a combination thereof, at a price set by the market or negotiated, supplemented by a regulated premium and an applicable incentive based on certain criteria.

        The regulated tariff, premiums, incentives and complementary fees will be fixed as a percentage of the average electricity tariff.

  Regulation of the Natural Gas Sector in Spain

        Hydrocarbon Sector Law 34/1998, which was adopted in October 1998, substantially liberalized the natural gas industry in Spain. Subsequent laws and regulations, including Royal Decree Laws 6/1999 and 6/2000, have sought to increase competition.

        Royal Decree Laws 6/1999 and 6/2000 accelerated the entry of new competitors in the unregulated natural gas commercialization and supply markets by reducing the minimum consumption requirements for consumers to choose their natural gas supplier. Royal Decree Law 6/2000 reduced the minimum consumption requirement to three million cubic meters of natural gas per year. This minimum requirement is being gradually eliminated. As of January 1, 2002, the minimum requirement was reduced to one million cubic meters of natural gas per year, and beginning January 1, 2003, the minimum consumption requirement has been eliminated, allowing all consumers to freely choose their natural gas supplier.

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

        The above-mentioned Royal Decree was developed through three orders adopted by the Ministry of Economy on February 15, 2002, which set forth a framework for remuneration of regulated operators and established charges for using transmission and distribution networks and tariffs. Those orders have been updated for the year 2003 by three new ministerial orders (ECO/30, ECO/31 and ECO/32).

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

        Pursuant to the Ministerial Order dated June 29, 2001, 25% of the natural gas supplied by Sonatrach, the Algerian state petroleum company, via the Europe-Maghreb pipeline was allocated temporarily (until the end of 2003) to natural gas marketers on a non-discriminatory and transparent basis for resale to non-affiliated qualified consumers, i.e., consumers meeting the minimum consumption requirements. This allocation was terminated on December 31, 2003. See "—Electricity Business in Spain".

        Finally, the Tax, Administrative, Labor and Social Security Measures Law 62/2003 amended the Hydrocarbon Sector Law by reducing from 35% to 5% the maximum direct or indirect holding that one single individual or legal entity may own in the technical manager of the gas system (Enagas), giving a period of three years, starting at January 1, 2004, to adapt their holdings to the new ceiling.

  Regulation of the European Internal Electricity Market

  Deregulation of the energy market in Europe

        In June 2003 the Ministers of Energy of the member states adopted three legislative proposals that constituted the new legal basis for the domestic energy market within the European Union:

  •
  Directive 2003/54/EC, published on June 26, 2003 in the Official Journal of the European Union (OJEU), establishing common rules for the internal market in electricity and repealing the earlier Directive 96/92/EC.

  •
  Directive 2003/55/EC, also published on June 26, 2003 in the OJEU, establishing common rules for the internal market in gas and repealing the earlier Directive 98/30/EC.

  •
  Regulation 1228/2003, of June 26, 2003, on conditions for access to the network for cross-border exchanges of electricity.

        The main changes introduced by this new legislation were the following:

  •
  The opening of markets for non-residential customers on July 1, 2004, and for all customers from January 1, 2007;

  •
  The legal and functional unbundling of activities relating to the grid businesses;

  •
  The regulated access of third parties to the systems;

  •
  The strengthening of public service obligations;

  •
  The creation of independent regulatory bodies in member states;

  •
  The inclusion, in the billing process, of information on the contribution of the fuel mix to electricity generation and mention of the environmental impact of each type of fuel.

  EU energy strategy

        The European Commission is preparing a strategy paper which sets forth a medium-term vision for the internal electricity market.

        The main guidelines through 2010 have been provided to all participants in this market in order to:

  •
  Create a competitive electricity market.

  •
  Maintain security of supply.

  •
  Achieve the free choice of supplier for consumers.

        The main issues discussed in the strategy paper are related to the development of cross-border exchanges, the rise in interconnections, the reduction of market concentration, support for renewable energies, a strategy for natural gas and the place of coal-fired plants in a competitive market.

  Legislative measures on the security of supply

        In 2003 the European Commission proposed a new set of legislative measures to encourage investment in the energy industry in order to strengthen competition and to increase the level of security of supply. The short-term objectives of this legislative package include measures to avoid the reoccurrence of the blackouts that took place in several countries in the summer of 2003.

        These measures included the following proposals:

  •
  A directive on the security of electricity supply and infrastructure investment. It requires member states to set targets for reserve capacity and security of the transmission and distribution networks. The transmission system operators must submit a pluriannual investment strategy to their national regulator which must send it to the Commission.

  •
  A directive on the efficient use of energy. It focuses on promoting the rational use of energy in Europe. It sets a general target for savings in the final use of energy of 1% per year. The public sectors of member states would have to save at least 1.5% per year.

  •
  A decision on guidelines for trans-European energy networks. Its target is to promote better integration of the accession countries and neighboring regions into a European energy market. This decision introduces the declaration of European interest for some key projects.

  •
  A regulation on crossborder trade in the gas market, which sets conditions of access to distribution networks. It proposes strengthening the internal gas market by setting up a new regulatory framework for Europe-wide transmission in line with existing legislation on crossborder trade in electricity.

        On April 20, 2004, the European Parliament adopted in first lecture a proposal for the regulation of cross-border trading in the gas market.

        In light of the recent elections for European Parliament, further discussions on the remainder of the European legislative package will take place from October 2004 onwards.

  Draft directives on the security of oil and gas supplies

        On September 11, 2002, the Commission adopted two draft directives on the security of energy supply in the EU's oil and gas industries. However, during 2003 both the Council and the European Parliament insisted that both draft directives were unnecessary since they considered that existing mechanisms were sufficient to ensure the correct management of oil and gas.

        Consequently, at its meeting on December 15, 2003, the EU Council of Energy Ministers adopted the following agreements on the draft directives:

  •
  Draft directive on gas: this was reduced to defining the role and responsibility of each player in the gas market, leaving effective implementation to the broad discretion of member states.

  •
  Draft directive on oil: the Council requested the Commission to decide whether or not to withdraw this proposal.

        Finally, the EU Council of Energy Ministers approved Directive 2004/67/EC of April 26, 2004 concerning measures to safeguard the security of natural gas supplies.

  Legislation on the nuclear industry

        In view of the upcoming enlargement of the EU by ten new member states, in October 2002 the European Commission adopted two draft directives to ensure common safety levels for the operation of nuclear power plants and the management of radioactive waste. The Parliamentary Committee on Energy made the proposals more flexible by reducing the legal requirements submitted by the European Commission, especially those on the funds for decommissioning nuclear power plants.

        In addition, the Commission adopted two draft decisions authorizing member states to sign and ratify the Protocol amending the Paris Convention and strengthening coverage of nuclear risks in the EU. On May 13, 2004, the majority of EU member states voted against both proposals, thereby refusing to adopt any binding measures regarding the nuclear regulatory package.

  Environmental measures

        The most noteworthy environmental measures adopted by the EU in connection with energy refer to the trading of emission allowances and to the flexibility mechanisms of the Kyoto Protocol, as well as to cogeneration.

        The Spanish government worked throughout 2003 to transpose into Spanish law two EU directives on the integrated control of pollution and on the limitation of emissions from large combustion plants.

  Directive on emission allowance trading

        Prior to the approval of this Directive, each member state had committed itself to a ceiling on greenhouse gas emissions through the Council's decision of April 25, 2002, which also ratified the commitments made in the Kyoto Protocol.

        Directive 2003/87/EC, which establishes a scheme for greenhouse gas emission allowance trading in the EU, was published in the OJEU on October 25, 2003. It required each member state to transpose the directive into national law before December 31, 2003, and for the directive to be applied from 2005. Nevertheless, by the end of 2003 no EU country had adapted its national legislation to the Directive.

        The principal objective of this Directive is to establish the necessary mechanisms for member countries to buy or sell their respective emission allowance deficits or surpluses on the European market.

        The council of ministers and the European Parliament agreed in April 2004 on a text for the so-called "Linking Directive", which amended the Directive 2003/87/EC. The provisions in the "Linking Directive" provide for the possibility of companies incorporated in EU member states to offset their efforts to reduce greenhouse gases by using the Clean Development Mechanism and Joint Implementation which is expected to result in a reduction in the cost of fulfilling the Directive on emission allowance trading. These mechanisms grant emission credits to projects investing in clean technologies which reduce greenhouse gas emissions, that can be traded on the European emission allowance market. The amended Directive will be published shortly in the OJEU.

  Directive on integrated pollution control

        Directive 96/61/EC of September 24, 1996, on integrated pollution and prevention control (IPPC), establishes the measures to avoid, or at least reduce, emissions and waste produced by the operation of industrial installations and released into the atmosphere, water and soil. This directive was transposed into Spanish law through Law 16/2002.

        Integrated pollution control basically rests on integrated environmental permits. This new type of government intervention replaces and combines the broad range of environmental permits which were required previously. During 2003, the Spanish Government worked on a draft Royal Decree to implement and enforce the above-mentioned Law.

  Directive on the limitation of emissions from large combustion plants

        Directive 2001/80/EC, of October 23, 2001, on the limitation of emissions of certain pollutants into the air from large combustion plants aims to contribute to the reduction and control of emissions into the air of SO2, NOx and dust.

        During 2003, the Spanish Government worked on a draft Royal Decree to transpose this directive into Spanish law.

  Directive on cogeneration

        On September 8, 2003, the European Council adopted its Joint Position on the draft cogeneration directive for the promotion of cogeneration to save energy and reduce emissions of greenhouse gases.

        The objective of the proposal is to establish a common transparent framework to promote and facilitate the installation of cogeneration plants where a useful heat demand exists or is foreseen.

        Finally, Directive 2004/8/EC on the promotion of cogeneration based on a useful heat demand in the internal energy market and amending Directive 92/42/EEC, was published in the OJEU on February 11, 2004.

  Directive on environmental liability

        The aim of the White Paper on environmental liability, published in February 2000, was to examine how to implement the "polluter pays" principle in furtherance of the EU's environmental policy. The white paper's conclusion was the a directive would establish the Community regime for environmental liability most efficiently.

        Directive 2004/35/CE of the European Parliament and of the Council of April 21, 2004 on environmental liability with regard to the prevention and remedying of environmental damage is the result of the debate which followed this White Paper.

  Tax matters

        The Council adopted Directive 2003/96/EC of October 27, 2003, restructuring the framework for taxation of energy products and electricity in the European Community. Effective as of January 1, 2004, taxes on electricity have increased from nil to €0.5 per MWh for commercial purposes and to €1.0 per MWh for non-commercial purposes.

  Regulation in Europe

        In the European countries in which we operate, significant regulatory developments occurred in 2003 and early 2004, the highlights of which are outlined below.

  Italy

        In February 2003 Decree Law number 25 was enacted whereby the Costs of Transition to Competition (CTCs) regime was terminated from January 1, 2004.

        In May 2003, the Authority for Electric Power and Gas (AEEG), Italy's electricity and gas regulator, cut the consumption limit for eligible customers to have access to the deregulated market.

        Since January 1, 2004, a system has been in operation for making bids on the electricity market which has led to the deregulated market being fully operative from April 1, 2004.

        Following the general failure of supply in September, the Italian Senate approved a Decree which subsequently became Law 290/03. It comprises several measures to reform the electricity industry by further opening up the market which include, most notably, the introduction of a capacity-based payment system, the unification of ownership and management of the transmission network, and the obligation to reduce holdings in companies which manage the electricity and gas transmission network to 20% by July 2007.

        The Italian government also transposed EC Directive 2001/77 on renewable energies into Italian law. The principal new feature for Italian fossil-fuel generators is that the obligation to buy green certificates or to generate renewable energy (currently at 2%) was increased to 0.35% per year in the 2004-2006 period.

        Italy's regulator created a new remunerative framework for electricity distribution and transmission which assigned a lower-than-expected value to the distribution networks. In order to contribute to the development of the national grid, Italy's government proposed the use of an incentive scheme to remunerate investment in new infrastructures.

  France

        The French government passed Law No. 2003-08 on January 3, 2003, which sets forth the conditions under which competition will be introduced in the French gas market and contains provisions relating to the public electricity sector.

        In December 2003, the energy regulator in France ("Commission Régulatrice de l'Énergie") established the conditions under which the electricity and gas markets will be opened up to professional consumers effective as of July 1, 2004, with the goal of increasing competition and aligning service quality and price.

        The Commission Régulatrice de l'Énergie also asked the French networks operator (RTE) to limit the power of commercial transactions in interconnections between France and Spain to 25 MW from November 1, 2003, in order to enable a larger number of players to have access to them.

  Portugal

        In June 2003 the Ministry of the Economy announced the deregulation of the electricity market, the main elements of which are as follows:

  •
  Deregulation of non-residential consumers on January 1, 2004.

  •
  Total deregulation on July 1, 2004.

  •
  End of power acquisition contracts.

  •
  Establishment of the mechanism for recovering the Costs of Maintaining Contractual Balance, which are equivalent to Spain's CTCs.

  The Iberian electricity market

        In 2003 the Portuguese and Spanish governments agreed to set up the Iberian electricity market (Mibel) based on one operator with two bodies which would have different functions: the Portuguese hub would be responsible for the forward market and the Spanish hub would be responsible for the daily and intraday market.

        On the basis of this plan, the Portuguese government approved the following rules, the main purpose of which is to lay the foundation for the deregulation of the industry and the creation of the Iberian Market:

  •
  Ministry of Economy Order no. 596/MEC/2003, of July 1, 2003, whereby Operador do Mercado Ibérico de Energia, (polo Português), S.A. was incorporated and the basic operating principles of the forward market were established;

  •
  Ministry of Economy Order no. 315/MEC/2003, of July 23, 2003, which regulates the general principles for defining the methodology which will be used to terminate the energy acquisition contracts. Specifically, all the generators linked to Portugal's Public Electricity System (SEP) must submit a proposal for compensation for the cancellation of their contracts (a similar system to Spain's CTCs);

  •
  Decree-Law 184/2003, of August 20, 2003, which defines electricity marketing and import activities in the framework of the deregulation process;

  •
  Decree-Law 185/2003, of August 20, 2003, which regulates the marketing activities in the National Electricity System (SEN), market players, the organized market, the cancellation of power supply contracts between the national transmission grid concession-holder company and energy generators and the transfer of the land of generation centers.

        The Portuguese government recognized the transitory nature of this regulation and announced that in the future it will implement a law which will undertake a far-reaching reform of current regulations.

        On January 20, 2004, the prime ministers of Spain and Portugal entered into the International Agreement creating Mibel (Mercado Ibérico de la Energía Eléctrica) whose application has been published in the Official Spanish Gazette on June 1, 2004. The Mibel, whose starting date was originally set for April 20, 2004, has not yet come into operation pending further regulatory developments.

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

        Regulation.    The electricity sector in Chile is regulated pursuant to Ley Eléctrica DFL No. 1 of 1982 and regulations under Decree No. 327 of 1998, as amended from time to time, which we collectively refer to as the Chilean Electricity Law. In May 2002, the Chilean executive authority introduced an amendment to the Chilean Electricity Law to the Chilean Parliament. The purpose of the amendment, known as the "Ley Corta" or the "Short Law", is, among other things, to modify provisions of the Chilean Electricity Law relating to payment for the use of electricity transmission networks, to establish mechanisms for the remuneration of ancillary services (including frequency regulation, among others) and to create specific markets for such services. The "Short Law" was finally approved by the Chilean Parliament on January 16, 2004 and entered in force on March 12, 2004.

        Activities.    Generation, transmission and distribution activities are legally separated in Chile. Generation companies and distribution companies may supply electricity to unregulated customers (i.e., customers with a connected capacity greater than 2 MW) in a liberalized market. The generation, transmission and distribution to customers with maximum consumption capacity equal to or less than 2 MW is regulated. The short law reduced the connected capacity needed to be considered an unregulated customer to 0.5 MW. This new limit will become effective in 2006.

        Distribution Tariffs.    Distribution tariffs in Chile are set every four years and will be set next before the end of 2004. The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company (the node prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy and the value added by the distribution network (VAD), which includes an allowed return on investment.

        Regulatory Bodies.    The following are the principal regulatory bodies in Chile and their respective functions:

  •
  The Ministry of Economy fixes regulated prices for generation and distribution, grants concessions for the generation, distribution and transmission of electricity and resolves any disputes that may arise in Centros de Despacho Económico de Carga ("CDECs"), or dispatching centers.

  •
  The Comisión Nacional de Energía develops and coordinates plans, policies and regulations for the Chilean electricity sector, advises other governmental entities in all matters relating to energy and performs technical studies for the determination of regulated prices.

  •
  The Superintendencia de Electricidad y Combustibles is the public entity responsible for control and enforcement.

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

        Limits on Property.    In Chile, there are no maximum limits on vertical or horizontal integration in the electricity industry. Nevertheless, following the application of the Short Law, generation and distribution companies may not own more than 8% of transmission companies and in total, generation, distribution and unregulated clients may not own more than 40% of transmission companies.

  Argentine Regulatory Framework

        Electricity System.    Argentina's electricity industry is organized into two separate interconnected electricity systems, the most important of which is the Sistema Argentino de Interconexión (the "SADI" or "SIN") which includes approximately 96% of the country's installed capacity. The second system, the Sistema Patagónico, is located in the Austral region. A project is currently underway to connect the two systems through a 500 KV transmission line.

        Regulation.    The electricity sector in Argentina is regulated pursuant to Ley Nacional No. 24.065 of January 1992, which we refer to as the Argentine Electricity Sector Act. The Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA") is responsible for the operation of the wholesale electricity market in Argentina.

        Emergency Measures.    In January 2002, the Argentine government adopted Ley No. 25,561, of Public Emergency and Reform of the Exchange Regime. Although this law did not derogate the Argentine Electricity Sector Act, it introduced significant changes relating to the functioning of the Argentine economy. This law establishes tariffs in Argentine pesos for public services and authorizes the Argentine national executive authority to renegotiate public service concession contracts with private entities. As of the date of this annual report, minimal progress in the renegotiation process with the distribution companies has been achieved and we cannot predict the outcome of the negotiations. Argentina authorities expect these negotiations to end prior to December, 31, 2004.

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

        Distribution Tariffs.    According to the EDESUR concession contract distribution tariffs are set every five years. The first tariff revision was scheduled to 2002, but the Ente Nacional Regulador de la Electricidad ("ENRE") has suspended the tariff revision pending changes made by the Public Emergency and Reform of the Exchange Regime Act.

        Regulatory Bodies.    The following are the principal regulatory bodies in Argentina and their respective functions:

  •
  Ministerio de Planificación and Ministerio de Economía are in charge of the renegotiation of concession contracts.

  •
  The Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN") depends on both Ministries mentioned above and is conducting the renegotiation process on behalf of them.

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

  Brazilian Regulatory Framework

  Changes in the Brazilian Regulatory Framework

        On December 11, 2003, the Brazilian President approved two provisional measures, with the status of law (MP 144 and 145), which introduced a new regulatory model for the electricity industry, involving sweeping changes in all its segments: generation, transmission and distribution. These provisional measures were finally confirmed by the Brazilian Senate on March 16, 2004 and were converted into Law No. 10,848.

        This legal initiative aims to address the situation which has negatively affected the electricity industry since the rationing of electricity in 2000 as a result of the serious drought and the low profitability of public companies. The proposal is a move towards a less deregulated electricity industry, essentially based on a sole buyer controlled by the Federal State, and its principle objectives are as follows:

  •
  Moderation of rates;

  •
  Greater continuity and quality of service;

  •
  Fair remuneration of investors to boost growth of the service; and

  •
  Prevalence of the public service concept.

        The basic features of the new model are:

  •
  Increase of the State's role in the industry, through a greater presence in the public organizations and institutions of the new regulatory framework;

  •
  Centralized State planning;

  •
  Public tenders for new generating capacity under long-term contracts;

  •
  Creation of a medium and long-term contracts market where a single wholesale price for electricity will be formed; and

  •
  Coexistence of two frameworks for trading: deregulated and regulated.

  •
  Obligation for new deregulated clients of being in the deregulated market at least for five years before having the possibility of coming back to the regulated market.

        This new model will be implemented over a transition period which will last until 2009. Nevertheless, some of the model's basic rules have not yet been determined and will be implemented by secondary legislation. The following discussion, therefore, is based on the regulatory environment that exists as of the date of this annual report.

        Electricity System.    Brazil's electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the "Brazilian SIN"), which is comprised of electricity companies in the southern, southeast, central-western, northeast and parts of the northern regions of Brazil, and several other small, isolated systems.

        Regulation.    The regulatory framework for the electricity sector in Brazil is comprised of several articles from Brazil's constitution, ancillary laws and rules and regulations promulgated by the Ministry of Mines and Energy. Brazil's regulatory framework for the electricity sector has been modernized by Law Nos. 8,987 and 9,074 of 1995 (each relating to public service concession contracts), Law No. 9,427 of 1996 (which created the Agencia Nacional de Energía Elétrica, or ANEEL). Law No. 9648195 of 1999 (which created the Operador Nacional del Sistema, or ONS, and transferred supervisory power over the Brazilian SIN to it), Law No. 10,433 of 2002 (which restructured the wholesale energy market) and 10,848 of 2004 (which defines the new electricity sector).

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

        Distribution tariffs charged by Coelce, our affiliate that operates in the State of Ceará, were increased by 31.8% in April 2003 when compared to the previous tariff structure and will remain in force through April 2007. Likewise, distribution tariffs charged by Cerj, our affiliate that operates in the State of Río de Janeiro, were increased by 15.52% in December 2003 when compared to the previous tariff structure and will remain in force through December 2008. In accordance with the general criteria that are applied to distribution companies' rates, these increases will be readjusted annually in accordance with the General Market Prices Index (IGPM), reduced by an efficiency factor which will be set specifically for each distributor.

        Regulatory Bodies.    The following are the present principal regulatory bodies in Brazil and their respective functions. These entities and their functions may change as the new model is implemented during the transition period:

  •
  ANEEL is responsible for the enforcement of regulations relating to the energy sector and has the authority to grant concessions. ANEEL is overseen by the Ministry of Mines and Energy and functions in a decentralized manner for purposes of enforcement and administrative management by delegating to other agencies in each Brazilian state. Following certain changes introduced by the new electricity sector regulation, ANEEL's role was reduced and is now only a management and control institution. Certain of ANEEL's powers were transferred to the Ministry of Mines and Energy.

  •
  The Operador Nacional del Sistema (ONS) is a nonprofit entity in which concession holders, unregulated consumers and federal government members participate as members with voting rights and the Ministry of Energy and Mines and the Board of Consumers participate as members without voting rights. The ONS is responsible for the coordination and supervision of the generation and transmission of energy in the Brazilian SIN.

  •
  The Mercado Atacadista de Energía, which is subject to regulation by ANEEL, processes all energy purchase and sale activities through bilateral contracts and short-term transactions. During the implementation of the new regulatory model the MAE will be replaced for the Cámara de Compensación de Energía Eléctrica ("CCEE"), which will take the role of the sole buyer.

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

        Activities.    Generation, transmission, distribution and supply activities are legally separated in Colombia. Distribution and supply companies are authorized to sell electricity to eligible and non-eligible customers. Eligible customers are those who demand 100 kW or more. The transmission, distribution and sale of electricity to non-eligible customers is a regulated activity. Although the purchase of energy for sale to non-eligible customers is not regulated, tariffs for electricity sold by such purchasers are subject to regulation.

        Distribution Tariffs.    Distribution electricity tariffs in Colombia are set every five years. In December 2002, the CREG passed new regulations pursuant to which compensation levels for distribution throughout the next tariff period would be set. On August 20, 2003, as a result of a distribution rates revision, the CREG published the rates at which Codensa's distribution activities would be compensated for the period from September 1, 2003 through the end of 2007. The rates at which Codensa's retail activities will be compensated remains under discussion, as well as whether or not the new rates will be applied retroactively. Average distribution rate on 2003 for Codensa, was 18.47% higher than 2002 (in terms of colombian peso).

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

  •
  a supplier may not account for over 25% of the supply activity in the Colombian SIN; and

  •
  a distribution company cannot have more than 25% of the distribution activity in the Colombian SIN.

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

  Peruvian Regulatory Framework

        Electricity System.    The Peruvian electricity industry is organized into a principal interconnected electricity system, which is known as the Sistema Eléctrico Interconectado Nacional (the "SIEN") and several other small, isolated systems that provide electricity to rural areas.

        Regulation.    The main components of the Peruvian regulatory framework are Law No. 25,844 of 1992 (Law on Electricity Concessions) and Law No. 26,876 of 1997 (Antitrust Law on the Electrical Sector).

        Activities.    Generation, transmission and distribution activities are legally separated in Peru. Generation and distribution companies may supply electricity to eligible customers. Eligible customers are those who demand 1,000 kW or more. The transmission, distribution and sale of electricity to non-eligible customers is a regulated activity.

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

  •
  The Comité de Operación Económica del Sistema ("COES") coordinates the dispatch of electricity and operates the spot market. It also settles transfers of energy and capacity. The board of the COES is comprised of eight representatives of generation companies with more than 1% of the installed capacity in the interconnected system and supply more than 15% of the energy produced. The board also includes one representative of the principal transmission system. Participation on the board of the COES by any corporate group is limited to two members.

  •
  The Comisión de Libre Competencia is overseen by the Instituto Nacional de Defensa de la Competencia y de la Propiedad Intelectual ("INDECOPI") and enforces regulations relating to concentration in the electricity market.

        Limits on Property.    Authorization is required for the horizontal integration of generation, transmission and distribution activities which result in a greater than 15% share of the market. Authorization is required for the vertical integration of generation, transmission and distribution activities which result in a greater than 5% share of the market.

        Reform of the Electricity Sector.    The Ministry of Energy and Mines has summoned regulators, consumer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía to discuss the so-called "Reform to the Second Generation of the Electricity Sector" and established a tentative agenda for this reform. However, reform is advancing at a relatively slow pace and only minor, incremental changes have been made to the implementation regulation in respect of the Electricity Law have been approved recently.

        In June 2003, Osinerg published the procedure under which conditions of use and deregulated access to electricity transmission and distribution systems will be set. In accordance with this procedure, each electricity transmission service supplier must allow third parties to connect to and use its systems and such third parties must bear any necessary expansion costs.

C. ORGANIZATIONAL STRUCTURE

        Endesa operates through the following wholly-owned subsidiaries in its principal lines of business.

  Electricity and gas

  •
  Endesa Generación operates our mining and generation assets in Spain.

  •
  Endesa Red operates both our electricity distribution assets in Spain and our gas distribution businesses that sell piped gas to residential, commercial and industrial customers in Spain and Portugal.

  •
  Endesa Energía sells electricity and gas to eligible customers in Spain and the rest of Europe.

  •
  Endesa Europa holds our electricity operations in Europe (outside Spain) and Northern Africa.

  •
  Endesa Internacional holds our electricity operations in Latin America, including electricity generation and distribution assets.

        Other Businesses: Related Businesses

  •
  Endesa Diversificación has interests in cogeneration and renewable energy businesses, including wind, biomass and solar energy.

  Other Businesses: Non-Core Businesses

  •
  Endesa Diversificación holds our interest in Auna, one of the largest integrated telecommunications operators in Spain, and Smartcom, a wireless communications operator in Chile.

  •
  Endesa Servicios aggregates our significant assets relating to control systems, communications and information technology-related assets.

        The chart below illustrates the structure and holdings of Endesa and its significant subsidiaries at December 31, 2003. For a list of our subsidiaries, their country of incorporation and our percentage interest (voting and economic) in such subsidiaries, see Note 1 to our consolidated financial statements.

        In January 2003, Endesa Diversificación transferred its financial interest in Endesa Gas to Endesa Red. Following this transfer, Endesa Gas has been integrated organizationally into our Spanish electricity business.

        In August 2003, Elesur sold its interest in Enersis to Endesa Internacional. In December 2003, Elesur sold an additional interest it had acquired in Enersis from Chispa to Endesa Internacional. After both of these transactions, Endesa Internacional holds all of our interest in Enersis and is the holding company through which all of our Latin American operations are held, which has served to clarify and simplify our Group. Likewise, in 2003, Elesur sold to Endesa Internacional its interests in Cerj and Edesur.

        This changes in ownership are part of the corporate optimization process developed in late 2003. This process aims to simplify and make more efficient our ownership structure in Latin America.

        Our consolidated financial statements do not record any results from transactions between companies within the Endesa Group.

D. PROPERTY, PLANTS AND EQUIPMENT

        See "—Business Overview".

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

        The following discussion of our operating results, financial condition and prospects is based on our audited consolidated financial statements included in this annual report. Such audited consolidated financial statements have been prepared in accordance with Spanish GAAP. For a reconciliation of net income (loss) and stockholders' equity to U.S. GAAP and a discussion of the significant differences between U.S. GAAP and Spanish GAAP, see Note 26 to our consolidated financial statements.

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

        From mid-2001 until well into 2003, companies had to negotiate an unfavorable international economic scenario characterized by an economic slowdown, a significant degree of monetary tension and general market uncertainty.

  Spain

        Full deregulation of the Spanish electricity market from January 1, 2003, and decisions by the Spanish government concerning, among others, ratemaking methodology, the treatment of nonmainland systems and the assignment of rate shortfall collection rights has increased regulatory certainty.

        We added approximately 850 MW to our generating capacity, consisting mostly of combined cycle plants and renewable energy facilities. Endesa thus continues to have a generating capacity that is capable of producing all the power required by its own markets through the balanced use of the various technologies available, something that gives it a clear competitive edge over other operators.

        We invested a gross amount of €781 million in our distribution business, which represents a 7% increase compared to 2002, implemented a Quality Excellence Plan to give new momentum to our customer focus and strengthened our traditional roots in and proximity to the areas in which we provide our services by relocating the registered office of Endesa Red to Barcelona and that of Endesa Generación to Seville.

        We had a market share of 42.7% in the production market and 42.3% in terms of power sold to end customers.

        In 2003, we continued to grow in the natural gas market in Spain and Portugal, in which we had approximately 536,000 end users at December 31, 2003.

  Europe

        We believe that we now have a presence in those countries in the Southern European region, namely Italy, Portugal and France, which we consider to be of strategic value.

        Endesa continues to implement, with positive economic results, its business plan according to schedule, especially in relation to the generating facility repowering program, which we expect will lead to a substantial increase in the volume of production through the use of more efficient technologies in terms of cost and environmental impact.

  Latin America

        In Latin America, although market conditions remain challenging, we have begun to see signs of an improving economic cycle, with higher GDP growth, notable increases in electricity demand and greater monetary stability. We believe our operating results reflect these improving conditions and lead us to view the short term future of our operations in Latin America optimistically.

        We have 13,333 MW of installed capacity and more than 10 million customers in Latin America.

        Adequate provisions were recorded for the risks relating to our business in Latin America relating to the depreciation of local currencies and the adverse financial situation, which included an allowance for the full amount of the direct and indirect risk relating to the investments made in and loans granted to our investees in Argentina. We implemented a plan for the financial strengthening of our investees in the region which, as discussed under "—Financial Strengthening Plan of Enersis and Endesa Chile", was successful.

        In short, in 2003, our Latin American business benefited from the improvement of the economy in the region and the increase in demand for electricity in the countries in which we have a presence, making a positive contribution to the Company's results, with a sound operating performance and a much stronger financial position.

  Other

        The Auna Group achieved break-even point in the third quarter of 2003 and its wireless telephony subsidiary, Amena, was profitable in 2003. We expect our telecommunications business to contribute value over the medium-term.

Factors Impacting Our Business

        Our results of operations, financial condition and businesses have been and will continue to be affected by certain factors that are beyond our control.

        Our electricity business, which constitutes our core business, is carried out through various business lines: generation, distribution, transmission and supply. Our strategy is to remain in all of these businesses.

        Of these businesses, distribution and transmission are regulated activities in all of the countries in which we carry out distribution and transmission activities, while generation and supply will be either a regulated or liberalized activity depending on the country. However, even in those countries in which generation and supply activities are liberalized, electricity sector regulation influences such activities.

        Therefore, regulations and regulatory decisions significantly impact our businesses.

        In the case of Spain, the principal regulatory impact arises out of the fixing of the electricity tariff for regulated customers. These tariffs apply to a significant part of the revenues generated in this sector and therefore, the profitability of the companies operating in such sector.

        Royal Decree 1432/2002, which develops Article 94 of Law 53/2002, has established a methodology for calculating tariffs for the period from January 1, 2003 until December 31, 2010, which has significantly increased regulatory certainty for operators in the Spanish electricity system.

        Macroeconomic conditions in the countries in which we operate have a significant effect on our results of operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. In addition, international prices for fuels significantly affects our cost base and therefore, our profitability, although in certain cases regulators permit us to pass on in whole or in part higher costs to sales prices. Likewise, hydrological conditions affect our operations because a significant part of our installed capacity corresponds to hydroelectric plants, the utilization of which depends on the current hydrological conditions.

        Other factors such as variations of the local currency of the countries in which we operate against the euro, in particular in Latin America, may have an impact on our results of operations in euro because a portion of our operating income is denominated in the local currency.

Factors Affecting the Comparability of Our Results of Operations

  Changes in the Composition of the Group

  Year Ended December 31, 2003

        In January of 2003, Endesa Diversificación partially split by means of a segregation of financial interest which it held in Endesa Gas, providing this interest to Endesa Red. Though this operation, Endesa Gas has been organizationally integrated within the Spanish electricity business. The sizes of Endesa Gas, for the purposes of comparison, are immaterial with the national electricity business.

        On December 22, 2003, we entered into an agreement with SCH pursuant to which we acquired effective control over the shares of Endesa Italia held by SCH, which resulted in our control of 85% of the voting rights at Endesa Italia. Therefore, our audited consolidated financial statements as at and for the year ended December 31, 2003 were prepared providing for an 85.3% interest of Endesa, S.A. in Endesa Italia as of December 22, 2003, which results in a decrease of minority interests and in an increase in other long-term creditors of €817 million corresponding to the amount we owe SCH for the acquisition of the 34.3% interest it held in Endesa Italia.

        We have not consolidated Rio Maipo's results of operations for the fiscal year ended December 31, 2003 in our consolidated financial statements because Enersis sold its interest in such company. We have not consolidated Made Tecnologías Renovables, S.A.'s results of operations after July 1, 2003 because we sold our interest on such date. As a result of the sale of our interest in Repsol

YPF, S.A., we have not accounted for Repsol YPF, S.A. under the equity method in our consolidated financial statements for the year ended December 31, 2003.

        In 2003, we recovered €658 million recognized on our balance sheet at December 31, 2002 as a liability related to the financing of the tariff deficit for our regulated activities in the years 2000-2002.

  Year Ended December 31, 2002

        In January 2002, we sold our 87.5% stake in Viesgo. Therefore, we have not consolidated Viesgo's results of operations for the fiscal year ended December 31, 2002 in our consolidated financial statements.

        In the first quarter of 2002, Endesa Europa acquired an additional 5.7% interest in Endesa Italia, which raised its stake in Endesa Italia to 51.0%. As a result, we have consolidated Endesa Italia's result of operations for all of the fiscal year ended December 31, 2002 in our consolidated financial statements.

        As of January 1, 2002, we no longer consolidate the results of operations of Smartcom, our wholly-owned Chilean mobile telephony operator, because it has an insignificant effect on our results of operations as a whole and investments in the telecommunications sector do not form part of our principal lines of business. For the fiscal year ended December 31, 2002, we have accounted for Smartcom's results of operations by the equity method.

Critical Accounting Policies

        The preparation of our consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available under Spanish GAAP and U.S. GAAP. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our significant accounting policies the following may involve a high degree of judgment: property, plant and equipment and other long-lived assets; goodwill; net investment hedges; provisions; revenue recognition, derivatives and defined benefit pension plans and other postretirement benefit plans.

  Property, Plant and Equipment and Other Long-Lived Assets

        Under both Spanish GAAP and U.S. GAAP, property, plant and equipment and other long-lived assets are recorded at cost and are depreciated over its estimated useful life. The estimated useful lives of our generation and distribution facilities range from 25 to 40 years. A significant variation in the estimated useful life of a material amount of property, plant or equipment or other long-lived assets could have a material impact on our operating results in the period in which the estimate is revised and subsequent periods.

        Additionally, under Spanish GAAP, property, plant and equipment and other long-lived assets are impaired when their book values exceed their respective fair values. Under U.S. GAAP an impairment loss should be recognized where an impairment review indicates that the sum of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying value of the assets exceeds its fair value. The determination of property, plant and equipment and other long-lived asset fair value is calculated on the basis of the future discounted cash flows to be generated by the assets, including the remuneration for the transition to competition. The factors considered in the determination of the fair value depend upon the company's expected sale prices, demand in the electricity market, interest rates, exchange rates and other factors, all of which have a significant effect on the calculation. The amount of property, plant or equipment or other long-lived asset impairment could have a material adverse impact on our operating results in the period depending on the estimations made. At December 31, 2003, December 31, 2002 and December 31, 2001, our directors consider that the book value of the revalued assets does not exceed their market value.

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

        Each year, the recoverability of the net values recorded is analyzed by reviewing the discounted cash flows that such assets for which goodwill has been recorded are expected to generate. The assumptions used in calculating expected discounted cash flows relate to expected sale prices, demand in the electricity market, interest rates, exchange rates and other factors, all of which have a significant effect on the calculation. Any difference in the assumptions used in these calculations could have a significant effect on the value of the goodwill recorded on our balance sheet as well as our net income.

        Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2003, our directors considered that the goodwill recorded will be able to be recovered in full.

        Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets is recorded as goodwill.

        Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill related to subsidiaries and equity method investments is no longer amortized over its estimated useful life. Goodwill on consolidated subsidiaries is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18").

        Under SFAS 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. We do not have intangible assets with indefinite useful lives.

        The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches, as explained above. Goodwill in each operating segment will be tested for impairment as of December 31 of every year.

  Hedges of assets in foreign currency

        We arrange exchange rate hedges for part of our investments in foreign companies by financing these investments in the functional currency of the country concerned or in a currency closely correlated thereto. These hedges also ensure that the cash flow generated by the investment is sufficient to ensure repayment of the full amount of the related loans throughout the term thereof.

        For debts considered to hedge investments outside Spain, under Spanish GAAP, the exchange differences multiplied by the percentage of correlation between the euro/functional currency exchange rate and the euro/U.S. dollar exchange rate are recorded under the "Translation Differences" caption in the equity section of the consolidated balance sheet as a balancing item for the fluctuation in the exchange rates relating to hedged foreign assets, which are recorded in the same account. For these purposes, the hedging debt is deemed to be U.S. dollar debt financing assets in countries whose currencies have had a high historical correlation with the U.S. dollar and only up to the related degree of correlation. In 2003 all our hedged foreign currency assets and liabilities were held by our Latin American subsidiaries.

        Facts and circumstances that change the correlation between the hedge currency and the hedge instruments may cease our hedge strategy and could have a material impact on our operating results and financial condition.

        Under U.S. GAAP, these hedges are not allowed.

  Revenue recognition

        Under Spanish GAAP, revenues and expenses are recognized on an accrual basis. However, in accordance with the accounting principle of prudence, only realized income is recognized at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

        Under U.S. GAAP, we generally record revenue for retail and wholesale energy sales under the accrual method, with the exception of certain large retail contracts that are derivatives as defined in SFAS No. 133 and have therefore been marked-to-market.

        Under both Spanish GAAP and U.S. GAAP, retail electricity and gas revenues are recognized when the commodity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the value of the commodity consumed from the meter reading date to the end of the period. The unbilled revenue is estimated at the end of the period based on estimated daily consumption after the meter read date to the end of the period. Estimated daily consumption is derived using historical customer profiles adjusted for weather and other measurable factors affecting consumption.

  Provisions

        Under both Spanish GAAP and U.S. GAAP, in order to calculate the amounts we record under "Provisions for Contingencies and Expenses", it is necessary to evaluate and estimate the amounts that we may be required to pay in the future, including additional amounts in the form of taxes or pursuant to contractual obligations, or amounts owed in respect of the settlement of pending litigation or other contingent liabilities.

        Our financial results may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events.

        A significant contingency that we account for is the loss associated with uncollectible trade accounts receivable. The determination of such bad debt expense is based on factors such as historical write-off experience, agings of current accounts receivable balances, changes in operating practices, regulatory rulings, general economic conditions and customers' behavior.

  Derivatives

        We enter into financial instruments, including options, swaps, futures, forwards and other contractual commitments primarily to manage market risks related to changes in interest rates and foreign currency exchange rates, as well as changes in commodity prices, including costs of fuel for generation of power.

        Under Spanish GAAP, premiums paid for these derivatives are deferred by the interest method. The gains or losses arising during the term of these derivatives transactions are allocated to income by the same timing of recognition method as that used to record the gains or losses arising on the underlying transactions hedged by these derivatives. We value open transactions at year-end that are not deemed to constitute hedging transactions, and it recognizes the unrealized losses (cost higher than market price), if any, in the consolidated statement of income.

        Under U.S. GAAP, these financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and, prior to October 26, 2002, Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The majority of financial instruments entered into by us are derivatives as defined in SFAS No. 133. SFAS No. 133 requires the recognition of derivatives in the balance sheet, the measurement of those instruments at fair value and the recognition in earnings of changes in the fair value of derivatives. This recognition is referred to as "mark-to-market" accounting. SFAS No. 133 provides exceptions to this accounting if (a) the derivative is deemed to represent a transaction in the normal course of purchasing from a supplier and selling to a customer, or (b) the derivative is deemed to be a cash flow or fair value hedge.

        In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset in other comprehensive income. Any hedge ineffectiveness is recorded in earnings. Amounts are reclassified from other comprehensive income to earnings as the underlying transactions occur and realized gains and losses are recognized in earnings. We document designated commodity, debt-related and other hedging relationships, including the strategy and objectives for entering into such hedge transactions and the related specific firm commitments or forecasted transactions. We apply hedge accounting in accordance with SFAS No. 133 for these non-trading transactions, providing the underlying transactions remain probable of occurring. Effectiveness is assessed based on changes in cash flows of the hedges as compared to changes in cash flows of the hedged items.

        Pursuant to SFAS No. 133, the normal purchase or sale exception and the cash flow hedge designation are elections that can be made by management if certain strict criteria are met and documented. As these elections can reduce the volatility in earnings resulting from fluctuations in fair value, results of operations could be materially affected by such elections. Financial instruments entered into in connection with indebtedness to manage interest rate and foreign currency exchange rate risks are generally accounted for as cash flow hedges in accordance with SFAS No. 133.

        EITF Issue No. 98-10 required mark-to-market accounting for energy-related contracts, whether or not derivatives under SFAS No. 133, that were deemed to be entered into for trading purposes as defined by that rule. The majority of commodity contracts and energy-related financial instruments which we entered into to manage commodity price risk represented trading activities as defined by EITF Issue No. 98-10 and were therefore marked-to-market. On October 25, 2002, the EITF rescinded EITF Issue No. 98-10. Pursuant to this rescission, only financial instruments that are derivatives under SFAS No. 133 will be subject to mark-to-market accounting. Also, in 2002, in connection with the

EITF's consensus on Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," additional guidance on recognizing gains and losses at the inception of a trading contract was provided.

        The majority of financial instruments entered into by us are for the purpose of managing interest rate and foreign currency risk or optimizing margins in meeting the energy demands of customers are derivatives and will continue to be subject to SFAS No. 133.

        Generally, liquid financial instruments are supported by broker quotes and frequent trading activity. Illiquid financial instruments have little or no market information, and their fair value is estimated through market modeling techniques.

  Defined benefit pension plans and other postretirement benefit plans

        Under both Spanish GAAP and U.S. GAAP, reported costs of providing defined pension benefits and other postretirement benefits are dependent upon numerous factors, assumptions and estimates. For example, these costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan and earnings on plan assets. The assets of the externalized pension plans are primarily made up of equity and fixed income investments. Changes made to the provisions of the plan may also impact current and future pension costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

Introduction of International Financial Reporting Standards

        Under Regulation 1606/2002/EC of the European Parliament and Council of July 19, 2002, on the application of International Financial Reporting Standards, EU listed groups such as Endesa, S.A. are required, effective for the years beginning on or after January 1, 2005, to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

        The International Financial Reporting Standards are issued by the International Accounting Standards Board (IASB), an independent agency based in London which, since April 1, 2002, has been carrying out the duties that were formerly fulfilled by its predecessor the International Accounting Standards Committee (IASC).

        In 2002, the IASB undertook a project to improve and update the standards already issued and in force. In December 2003, the IASB approved the general improvement project which affected a total of 14 standards, including standards on the recording, valuation and presentation of financial instruments. These improvements are pending approval by the European Commission. Also, in the first quarter of 2004, the IASB has approved certain new standards.

        The application of International Financial Reporting Standards will lead to the emergence of differences in the treatment of certain transactions with respect to generally accepted accounting principles and standards in Spain, first, because of the non-acceptance of certain methods currently used and, second, because of the introduction of certain accounting treatments not currently permitted under Spanish accounting regulations.

        We will present our consolidated financial statements for 2005 in accordance with IFRS. Although the first financial statements presented in accordance with IFRS will be 2005, it will be necessary to prepare 2004 in accordance with IFRS for comparative purposes such that the initial balance for the conversion of accounting principles to IFRS will be January 1, 2004.

        In order to comply with this obligation, we have established an action plan that includes the following steps:

  •
  Analysis of the differences between Spanish GAAP and IFRS.

  •
  Selection of the criteria to apply in those circumstances in which there are alternative treatments permitted.

  •
  Determination and development of the procedural modifications necessary to supply the information required to convert the financial statement of each member of the Endesa Group to IFRS.

  •
  Organization of the conversion, reporting and consolidation process.

        We have made significant progress in respect of this process, though it is important to note that the applicable accounting principles under IFRS are not yet finalized in all respects.

        We have reviewed the impact of the application of IFRS on our accounts and we have identified the accounting treatment relating to consolidation goodwill as the principle under IFRS that may have the most significant impact on our reported results. Under IFRS 3, which has not yet been approved by the EU, consolidation goodwill would not be amortized on a straight line basis, as it is under Spanish GAAP, and would be tested periodically for impairment. We do not believe that the other principles under IFRS will have a significant impact on our reported results of operations or shareholders' equity. However, we have identified the following as the principal differences between IFRS and Spanish GAAP which we expect will affect Endesa:

  •
  Higher capitalization of financial expenses;

  •
  Recording of dismantling costs;

  •
  Cancellation of deferred expenses;

  •
  Non-application of equity method accounting to certain companies;

  •
  Differences in deferred taxes;

  •
  Recording of treasury stock as a decrease in shareholders' equity;

  •
  Deferred or upfront fees from new customers; and

  •
  Reversal of provisions.

        The majority of the changes in accounting treatment implied by these differences will have an effect upon initial application of IFRS and will affect shareholders' equity and reported results, but we believe that in both cases the effect of the adjustments will not have a material impact.

        We have also identified certain significant effects on the balance sheet and income statement that will not, however, affect shareholders' equity or net income, principally the following:

  •
  Although it will not affect our reported results of operations or shareholders' equity, we expect that under IFRS we will experience a significant reduction in operating revenues and operating costs due to the fact that under IFRS certain expenses, mainly electricity purchases from distribution companies, that are passed through to customers will be deducted from both revenues and expenses.

  •
  Likewise, the possible classification of preference shares as a debt instead of as minority interests would have a significant impact on our reported balance sheet.

  •
  Finally, extraordinary results will no longer be reported as such, and will classified instead by category.

        Based on our analysis to date, we do not believe that we will need to make any significant adjustments to the recorded value of our tangible assets or consolidation goodwill due to the impending need to assess the recoverability of the same. Likewise, it is important to note that we will follow a criterion of recording tangible assets at historical cost and not at "fair value".

        Finally, it is important to note that we have not yet determined the potential impact of the application of IAS 32 and 39 because the final standards have not been published although, in the first instance, we do not believe that IAS 32 and 39 will have a significant impact on our reported results of operations.

Results of Operations for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

        The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

	2003									2002
	Domestic Electricity Business (1)(2)	Percentage Change from 2002	European Electricity Business	Percentage Change from 2002	Latin American Electricity Business	Percentage Change from 2002	Other Busines ses(2)	Percentage Change from 2002	Total	Total
	(millions of euro, except percentages)
Operating revenues	10,797	(2.5)%	2,037	15.7%	3,623	(11.3)%	187	(41.4)%	16,644	17,238
Operating expenses	9,017	0.8%	1,769	9.9%	2,552	(9.4)%	162	(43.4)%	13,500	13,656
Purchases	6,327	(1.5)%	1,469	10.1%	1,436	(4.8)%	77	(51.0)%	9,309	9,425
Personnel expenses	832	0.9%	78	(1.3)%	260	(18.0)%	16	(46.7)%	1,186	1,251
Depreciation and amortization	1,044	(2.8)%	116	2.7%	413	(11.6)%	33	(21.4)%	1,606	1,696
Variation in operating provisions	35	259.1%	—	(100.0)%	20	—%	2	(33.3)%	57	2
Other operating expenses	779	21.5%	106	27.7%	423	(16.1)%	34	(37.0)%	1,342	1,282
Operating income	1,780	(16.5)%	268	78.7%	1,071	(15.5)%	25	(24.2)%	3,144	3,582
Financial revenues	157	20.8%	6	100.0%	680	38.2%	72	176.9%	915	651
Financial expenses	630	4.5%	51	(19.1)%	880	(42.1)%	89	(9.2)%	1,650	2,285
Financial income (loss), net	(473)	—%	(45)	25.0%	(200)	80.6%	(17)	76.4%	(735)	(1,634)
Income (loss) from associated companies	7	(90.7)%	22	29.4%	18	157.1%	(17)	91.2%	30	(93)
Amortization of goodwill	—	—%	91	(1.1)%	171	(20.5)%	27	(34.2)%	289	355
Non-operating income (loss), net	380	(53.9)%	(4)	(81.8)%	(100)	78.0%	1	100.4%	277	71
Consolidated income (loss) before taxes	1,694	(33.6)%	150	2,242.9%	618	245.8%	(35)	93.6%	2,427	1,571
Corporate income tax	435	(16.7)%	46	171.9%	79	102.6%	(10)	83.3%	550	437
Minority interests	52	1,633.3%	52	44.4%	455	350.0%	6	(14.3)%	565	(136)
Income (loss) attributable to the parent company	1,207	(40.4)%	52	147.6%	84	129.9%	(31)	93.8%	1,312	1,270

(1)
Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

(2)
The results of operations for our natural gas business in Spain were included in "Other Businesses" in 2002, but in "Domestic Electricity Business" in 2003. See "Item 4. Information on the Company—Organizational Structure".

        The following table shows net sales, operating income and net income for 2003 by principal lines of business.

	Net Sales	Operating Income	Net Income (loss)
	(millions of euro)
Domestic electricity business:	10,574	1,780	1,207
Generation	4,148	1,093	482
Distribution	5,493	586	701
Supply	1,594	77	61
Services	256	21	6
Corporate structure	238	3	(43)
Intercompany adjustments	(1,155)	—	—
European electricity business	1,973	268	52
Latin American electricity business	3,545	1,071	84
Other businesses	147	25	(31)
Total	16,239	3,144	1,312

  Operating Revenues

        Operating revenues decreased 3.5% to €16,644 million in 2003 from €17,238 million in 2002 due to a 2.5% decrease in operating revenues from our domestic electricity business to €10,797 million in 2003 from €11,075 million in 2002, a 11.3% decrease in operating revenues from our Latin American electricity business to €3,623 million in 2003 from €4,084 million in 2002, and a 41.4% decrease in operating revenues from our other businesses to €187 million in 2003 from €319 million in 2002, offset in part by a 15.7% increase in operating revenues from our European electricity business to €2,037 million in 2003 from €1,760 million in 2002.

  Operating Expenses

        Operating expenses decreased 1.1% to €13,500 million in 2003 from €13,656 million in 2002 due to a 9.4% decrease in operating expenses of our Latin American electricity business to €2,552 million in 2003 from €2,816 million in 2002 and a 43.4% decrease in operating expenses of our other businesses to €162 million in 2003 from €286 million in 2002, offset in part by a 0.8% increase in operating expenses of our domestic electricity business to €9,017 million in 2003 from €8,944 million in 2002 and a 9.9% increase in operating expenses of our European electricity business to €1,769 million in 2003 from €1,610 million in 2002.

  Operating Income

        Operating income decreased 12.2% to €3,144 million in 2003 from €3,582 million in 2002 due to a 16.5% decrease in operating income of our domestic electricity business to €1,780 million in 2003 from €2,131 million in 2002, a 15.5% decrease in operating income of our Latin American electricity business to €1,071 million in 2003 from €1,268 million in 2002 and a 24.2% decrease in operating income of our other businesses of €25 million in 2003 compared with operating income of €33 million in 2002, offset in part by a 78.7% increase in operating income of our European electricity business to €268 million in 2003 from €150 million in 2002.

  Operating Results by Business

  Domestic Electricity Business

        As a result of the following, operating income from our domestic electricity business decreased 16.5% to €1,780 million in 2003 from €2,131 million in 2002.

        Net Sales.    Net sales from our domestic electricity business decreased 2.9% to €10,574 million in 2003 from €10,885 million in 2002.

        The following table shows the breakdown of net sales from our domestic electricity business for 2003 and 2002.

	2003	2002	Percentage Change
	(millions of euro)
Sales of energy	10,214	10,579	(3.5)%
Competition transition costs	127	90	41.1%
Services	233	216	7.9%

Total	10,574	10,885	(2.9)%

        The 2.9% decrease in net sales from our domestic electricity business in 2003 was principally due to a 3.5% decrease in sales of energy to €10,214 million in 2003 from €10,579 million in 2002, which was offset in part by a 41.1% increase in competition transition costs to €127 million in 2003 from €90 million in 2002 and a 7.9% increase in services to €233 million in 2003 from €216 million in 2002.

        The following table shows a breakdown of sales of energy from our domestic electricity business for 2003 and 2002.

	2003	2002	Percentage Change
	(millions of euro)
Mainland generation(1)	3,066	3,739	(18.0)%
Mainland distribution and transmission	4,097	4,306	(4.9)%
Supply	1,439	1,209	19.0%
Extrapeninsular systems(2)	980	872	12.4%
Compensation for extrapeninsular system(3)	201	204	(1.5)%
Gas(4)	176	64	175.0%
Other(5)	255	185	37.8%

Total	10,214	10,579	(3.5)%

(1)
In 2002, mainland generation consisted of €3,215 million in sales to customers and €524 million related to the recognition of the tariff deficit, while in 2003, mainland generation consisted solely of €3,066 million in sales to customers.

(2)
Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) are shown separately in order to provide greater transparency with respect to our sales from operations due to the particular attributes of extrapeninsular production and generation.

(3)
Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our operations outside the Spanish mainland.

(4)
Includes sales of gas to regulated customers (€76 million) and unregulated customers, while in 2002, this line item included only sales to unregulated customers.

(5)
Other consists of sales in the bilateral wholesale market and other sales.

        As an initial matter, it is important to note that our reported results of operations for 2003 were affected by the absence of revenues recorded in 2002 related to recognition of the tariff deficit from regulated activities, which amounted to €524 million in 2002.

        The decrease in net sales of energy by our domestic electricity business in 2003 was mainly due to

  •
  a 18.0% decrease in sales of energy generated by Endesa in the Spanish mainland to €3,066 million in 2003 from €3,739 million in 2002; a 4.9% decrease in distribution and transmission sales in the Spanish mainland to €4,097 million in 2003 from €4,306 million in 2002; and a 1.5% decrease in compensation for extrapeninsular system revenues to €201 million in 2003 from €204 million in 2002, offset in part by:

  •
  a 19.0% increase in supply sales to €1,439 million in 2003 from €1,209 million in 2002; a 12.4% increase in extrapeninsular system revenues to €980 million in 2003 from €872 million in 2002; a 37.8% increase in other revenues to €255 million in 2003 from €185 million in 2002; and a 175.0% increase in sales of gas to €176 million in 2003 from €64 million in 2002.

  •
  Mainland Generation—Sales of energy generated by Endesa in the Spanish mainland decreased 18.0% to €3,066 million in 2003 from €3,739 million in 2002, principally as a result of:

  •
  a 20.6% decrease in the average price per KWh for sales of energy generated by Endesa in the Spanish mainland to the energy pool during 2003 to €0.0361 per KWh from €0.0455 KWh in 2002, which was due to the lower cost of fuels used in the system as a consequence of the increased use of hydroelectric power in 2003 compared to 2002, and

  •
  a 2.3% increase in the amount of energy produced by Endesa sold through the energy pool in 2003 to 79,958 GWh, representing a market share of approximately 46.0% compared with an approximate market share of 44.0% in 2002.

        The following table shows the breakdown of energy produced by us and the Spanish electricity sector on the Spanish mainland by type of generating facility for 2003 and 2002.

			Spanish Electricity Sector
	Endesa
Type of Generating Facility
	2003	2002	2003	2002
Nuclear	34.6%	36.3%	31.4%	33.8%
Coal	44.2%	47.5%	37.2%	43.1%
Hydroelectric	14.5%	10.1%	20.5%	12.2%
Fuel Oil/Gas	2.4%	3.9%	3.2%	7.9%
CCGT	4.3%	2.2%	7.7%	3.0%

Total	100.0%	100.0%	100.0%	100.0%

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

  •
  Mainland Distribution and Transmission—Distribution and transmission sales in the Spanish mainland decreased 4.9% to €4,097 million in 2003 from €4,306 million in 2002.

        We distributed 80,165 GWh of electricity in the peninsular market in 2003, an increase of 7.8% from 2002.

        Our distribution sales fell by €209 million in 2003 from 2002. This decline was due to the lower cost of energy we acquired for sale due to lower average energy pool prices.

  •
  Supply—Supply sales increased 19.0% to €1,439 million from €1,209 million in 2002 as a result of:

  •
  a 11.0% increase in the amount of energy we sold to eligible customers to 25,295 GWh in 2003 from 22,797 GWh in 2002 due to the increase in the number of eligible customers; and

  •
  a 7.3% increase in the average price per KWh for energy we sold to eligible customers during 2003.

  •
  Extrapeninsular systems—Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) increased 12.4% to €980 million in 2003 from €872 million in 2002. Our output in extrapeninsular systems was 12,389 GWh in 2003, which was 10.3% more than in 2002. Demand rose 9.6% for these systems as a whole.

  •
  Compensation for extrapeninsular systems—Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our extrapeninsular operations decreased 1.5% to €201 million in 2003 from €204 million in 2002. Royal Decree 1432/2002 recognized our right to recover, in the same period and in the same manner as the applicable revenue shortfall, additional compensation in an amount equal to the positive difference between our extrapeninsular systems' sales and our additional costs incurred in connection with our extrapeninsular operations. At December 31, 2003, we maintained on our consolidated balance sheet €116 million related to the provisional estimate of the cost overruns of the extrapeninsular system prior to 2003 which we continue to recover through our regulated activities. Once the definitive cost overrun is determined, which we expect to exceed the amount recorded on our consolidated balance sheet, we will analyze whether or not we sell the rights to such excess similarly to the sale conducted in December 2003. See "—Non-Operating Income (Loss), Net".

  •
  Other—Other revenues increased 37.8% to €255 million in 2003 from €185 million in 2002.

  •
  CTC Revenues—Our CTC revenues increased 41.1% to €127 million in 2003 from €90 million in 2002. The table below sets forth a breakdown of our CTC revenues for 2003 and 2002.

	Year Ended December 31,
Type of CTC			Percentage Change
	2003	2002
	(millions of euro)
Technology	61	49	24.5%
Coal	66	41	61.0%

Total	127	90	41.1%

        Within the system's recognized costs, we received €63 million in 2003 from the recognition of the deficit in regulated revenues prior to 2003 and €20 million in compensation for the preliminary estimate of the extra costs in non-peninsular systems prior to 2003. Of these amounts, we recorded €18 million as financial revenues in 2003 and we recorded the remainder as a decrease in the current balance of this item on our consolidated balance sheet as of December 31, 2003.

        On December 5, 2003, we, together with the other holders of rights to securitize or sell the tariff deficit related to 2000, 2001 and 2002 (contemplated in Royal Decree 1432/2002 and Ministerial Order 2714/2003), signed the contract of sale of the above referred rights to Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander Central Hispano, S.A., Caja Madrid and Merrill Lynch. We received the proceeds prior to December 31, 2003 (€599 million). At December 31, 2003, we maintained on our consolidated balance sheet €116 million related to the provisional estimate of the cost overruns of the extrapeninsular system prior to 2003 which we continue to recover through our regulated activities. Once the definitive cost overrun is determined, which we expect to exceed the amount recorded on our consolidated balance sheet, we will analyze whether or not we sell the rights to such excess similarly to the sale conducted in December 2003.

        Operating Expenses.    The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2003 and 2002 and the percentage variation from year to year.

	Year Ended December 31,
			Percentage Change
	2003	2002
	(millions of euro)
Purchases	6,327	6,426	(1.5)%
Energy	4,297	4,605	(6.7)%
Fuel	1,507	1,434	5.1%
Transmission and other external expenses	523	387	35.1%
Personnel expenses	832	825	0.9%
Depreciation and amortization	1,044	1,074	(2.8)%
Variation in operating provisions	35	(22)	n/a
Other operating expenses	779	641	21.5%

Total	9,017	8,944	0.8%

        Operating expenses of our domestic electricity business increased 0.8% to €9,017 million in 2003 from €8,944 million in 2002.

        Purchases decreased 1.5% to €6,327 million in 2003 from €6,426 million in 2002, principally due to the 6.7% decrease in purchases of energy to €4,297 million in 2003 from €4,605 million despite an increase in the amount of energy supplied in 2003 due to the decrease in the average wholesale price of energy, offset in part by the 35.1% increase in purchases related to transmission and other external expenses.

        The slight decrease in purchases was principally due to the following factors:

  •
  Energy purchases decreased €308 million, or 6.7%, compared to 2002. This decrease was due to the decrease in the average wholesale price of energy, and was achieved despite the increase in the amount of energy we supplied to customers.

  •
  Fuel costs increased €18 million, or 1.3%, which represents a smaller increase than the 3.5% growth in total output. The higher proportion of hydro-generated electricity in 2003 compared to 2002, which costs less than other forms of generation, offset the rise in production in the peninsular system and in thermal production in the extra-peninsular system resulting from higher demand.

  •
  Following the inclusion of Endesa Gas in Endesa Red in 2003, gas purchases for regulated sales, which amounted to €41 million in 2003, were reported under "Domestic electricity business" as opposed to under "Other businesses" in 2002.

  •
  Other purchases, mainly purchases of gas for the deregulated market, increased by €14 million in 2003.

  •
  Electricity transmission costs and other external costs rose by €136 million, mainly due to higher transmission costs caused by the sale of the high-voltage peninsular network. These additional costs were offset by the positive effect of the transaction on our operating income for 2003, such that we consider the net effect of this transaction to be €57 million from 2002.

        Personnel expenses increased 0.9% to €832 million in 2003 from €825 million in 2002, principally due to the inclusion of the costs of the employees of Endesa Gas, which were included under "Other businesses" in 2002.

        Depreciation and amortization costs decreased 2.8% in 2003 to €1,044 million in 2003 from €1,074 million in 2002. The decrease in 2003 was principally due to the sale of our transmission assets.

        Other operating expenses amounted to €779 million in 2003, an increase of €138 million with respect to 2002. This rise was due mainly to the following factors:

  •
  Expenses for CCGTs, gas distribution and the provision of services for new retail customers who entered into the deregulated market amounted to €28 million.

  •
  The €30 million increase in other operating expenses relating to the generation of other operating revenues.

  •
  The €33 million increase in taxes, mainly due to the public thoroughfare levy.

  •
  The €38 million increase in repairs and maintenance expenses due mainly to the costs of our efforts to increase our distribution network's efficiency.

  •
  A €6 million increase in insurance premiums.

  European Electricity Business

        Operating income from our European electricity business increased 78.7% to €268 million in 2003 from €150 million in 2002. Operating revenues from our European electricity business increased 15.7% to €2,037 million in 2003 from €1,760 million in 2002. Operating expenses of our European electricity business increased 9.9% to €1,769 million in 2003 from €1,610 million in 2002.

        The results of operations of Endesa Italia comprise substantially all of the results of operations of our European electricity business. See "Item 4. Information on the Company—Electricity Business in Europe—Generation—Italy".

        Endesa Italia's net sales increased 12.1% in 2003 to €1,242 million from €1,108 million in 2002, principally due to a 4.8% increase in the amount of energy sold to 18,977 GWh (including 1,110 GWh of energy acquired from third parties at a cost of €79 million) and a 7% increase in the average sales price of energy. Endesa Italia generated 17,867 GWh in 2003, which represents a 1.8% increase compared to 2002. The increase in generation was principally due to an increase of 394 GWh in hydroelectric production, offset in part by a decrease of 78 GWh in thermoelectric production, which was principally due to the repowering program. The cost of fuel decreased 5.8%, principally due to decreased thermoelectric production.

        Endesa Italia's operating revenues include the impact of the cancellation of the "hydro" penalty imposed by the Italian authorities in 2003 with retroactive effect to January 1, 2002, which resulted in €24 million in revenue.

  Latin American Electricity Business

        Operating income from our Latin American electricity business decreased 15.5% to €1,071 million in 2003 from €1,268 million in 2002. Operating revenues from our Latin American electricity business decreased 11.3% to €3,623 million in 2003 from €4,084 million in 2002, while operating expenses of our Latin American electricity business decreased 9.4% to €2,552 million in 2003 from €2,816 million in 2002.

        In the discussion of the operating revenues and operating income of our operations in Latin America that follows, we have provided such results as reported in accordance with Spanish GAAP and, in certain cases, excluding the impact of exchange rate fluctuations. Year-on-year, currency exchange rate movements will influence our reported results to a greater or lesser extent, and therefore they are identified as part of the analysis to make clear their impact on the overall growth or decline in our Latin American operations. We have provided investors with information regarding our results of operations in Latin America excluding the impact of exchange rate fluctuations in order to provide a more comprehensive analysis of our underlying operating performance in the region.

        The table below sets forth a breakdown of operating income (loss) and operating revenues from our Latin American electricity business for 2003 and 2002.

	Operating Income			Operating Revenues
	2003	2002	Percentage Change	2003	2002	Percentage Change
	(millions of euro, except percentages)
Generation	542	627	(13.6)%	1,520	1,637	(7.2)%
Distribution and Transmission(1)	556	679	(18.1)%	2,747	3,071	(10.6)%
Other	(27)	(38)	n/a	(644)	(624)	3.2%

Total	1,071	1,268	(15.5)%	3,623	4,084	(11.3)%

(1)
If the results of Rio Maipo, which was sold in 2003, were excluded from 2002 in order to provide investors with a more representative year-on-year comparison, operating income from our distribution and transmission activities in Latin America would have decreased 15.5% in 2003 compared to 2002.

        The following table shows operating income and operating revenues from generation in each country for 2003 and 2002.

	Operating Income			Operating Revenues
	2003	2002	Percentage Change	2003	2002	Percentage Change
	(millions of euro, except percentages)
Chile	172	281	(38.8)%	705	813	(13.3)%
Colombia	143	124	15.3%	323	330	(2.1)%
Argentina	96	64	50.0%	216	172	25.6%
Brazil	26	40	(35.0)%	48	72	(33.3)%
Peru	105	118	(11.0)%	228	250	(8.8)%

Total	542	627	(13.6)%	1,520	1,637	(7.2)%

        The following table shows net output figures in Latin America by country for 2003 and 2002.

	2003	2002	Percentage Change
	(GWh)
Chile	16,524	16,495	0.2%
Colombia	10,794	10,837	(0.4)%
Argentina	11,208	8,750	28.1%
Brazil	3,271	2,467	32.6%
Peru	4,683	4,567	2.5%

Total	46,480	43,116	7.8%

        Operating income from the Chilean generation business amounted to €172 million in 2003, a 38.8% decrease compared to 2002. The decrease was principally due to a €64 million decrease in capitalized foreign exchange differences relating to the construction of the Ralco hydroelectric plant and to the sale of the Canutillar hydro power plant, offset in part by the 1.5% increase in output and the 7.5% rise in average prices.

        Operating income from the Colombian generation business amounted to €143 million in 2003, a 15.3% increase compared to 2002. The increase was principally due to the higher average selling price, offsetting the effect of the peso's devaluation relative to the euro.

        Operating income from the Argentine generation business amounted to €96 million in 2003, a 50% increase compared to 2002. The increase occurred despite the 9.4% fall in the Argentine peso's average exchange rate against the euro between 2003 and 2002, principally due to the 30% increase in production and higher prices when measured in euro, due to the fact that a large part of sales in this business are denominated in U.S.$ and the U.S.$ declined relative to the euro in 2003.

        Operating income from the Brazilian generation business amounted to €26 million, a 35% decrease from 2002. €14 million less than in 2002. Of this decrease, €6 million was due to the fluctuation in the real's exchange rate against the euro. In addition to the foreign exchange drivers of the decrease in operating income, operating revenues (and, therefore operating income) was negatively affected by a Brazilian court's imposition of reduced revenues under the agreement between our Brazilian generation affiliate and CELG in respect of a contract for the region of Cachoeira Dourada.

        Operating income from the Peruvian generation business amounted to €105 million, an 11% decrease compared to 2002. Of this decrease, €19 million was due to foreign exchange fluctuations. Excluding this effect, operating profit would have increased by €6 million, or 6.2%, from 2002, due to the €14 million increase in gross margin, which in turn was offset in part by a €6 million higher depreciation charge. The increase in the gross margin was principally due to the 6.2% increase in output.

        The following table shows operating income and operating revenues from distribution and transmission in each country for 2003 and 2002.

	Operating Income			Operating Revenues
	2003	2002	Percentage Change	2003	2002	Percentage Change
	(millions of euro, except percentages)
Chile(1)	131	171	(23.4)%	573	735	(22.0)%
Colombia	75	56	33.9%	434	485	(10.5)%
Argentina(2)	54	54	—%	373	374	(0.3)%
Brazil(3)	254	343	(25.9)%	1,098	1,161	(5.4)%
Peru	42	55	(23.6)%	269	316	(14.9)%

Total	556	679	(18.1)%	2,747	3,071	(10.6)%

(1)
If the results of Rio Maipo, which was sold in 2003, were excluded from 2002 in order to provide investors with a more representative year-on-year comparison, operating income from our distribution and transmission activities in Chile would have decreased 12.7% in 2003 compared to 2002.

(2)
In Argentina, operating income included €44 million in distribution and €10 million in transmission in 2003, compared to €49 million and €5 million, respectively, in 2002.

(3)
In Brazil, operating income included €125 million in distribution and €129 in transmission in 2003, compared to €166 million and €177 million, respectively, in 2002.

        The following table shows the amount of electricity sold in Latin America by country for 2003 and 2002.

	2003	2002	Percentage Change
	(GWh)
Chile	10,518	9,895	6.3	%(1)
Colombia	9,254	8,951	3.4%
Argentina	12,656	12,140	4.3%
Brazil	13,130	12,657	3.7%
Peru	3,968	3,851	3.0%

Total	49,526	47,494	4.3%

(1)
Excluding the electricity sold by Rio Maipo in 2002, which we sold in 2003, in order to provide investors with a more representative year-on-year comparison, the increase in the amount of electricity sold in 2003 compared to 2002 would have been 22%.

        Operating income in the Chilean distribution business amounted to €131 million, a 12.7% decrease compared to 2002. Excluding the impact of foreign exchange fluctuations, operating profit would have increased 5.9%.

        Operating income in the Colombian distribution business amounted to €75 million, a 33.9% increase compared to 2002. Excluding the impact of foreign exchange fluctuations, operating profit would have increased 161.5%. The increase was principally due to the 33.5% increase in revenues measured in local currency, which in turn was principally due to the 2.5% growth in energy sales and the 30.6% increase in average selling prices.

        Operating income in the Argentine distribution business amounted to €44 million, a 10.2% decrease compared to 2002. The decrease was due entirely to fluctuations in exchange rates. Excluding the impact of foreign exchange fluctuations, operating profit was broadly unchanged from 2002, as the increase in costs in local currency was offset by the growth of energy supplied and of prices, 4% in both cases.

        Operating income from the Brazilian distribution business amounted to €125 million, a 24.7% decrease compared to 2002. The Brazilian real's fall against the euro resulted in 18.2% of the decrease. Excluding the impact of foreign exchange fluctuations, operating profit would have decreased 8% compared to 2002, which amount was due to the €12 million increase in provisions recorded by our Brazilian distributors. The 20% increase in average prices offset the increases in both the cost of energy acquired for sale and in operating expenses.

        Operating income from the Peruvian distribution business amounted to €42 million, a 23.6% decrease compared to 2002. Excluding the impact of foreign exchange fluctuations, operating profit would have been decreased 11.3% compared to 2002, due to increases in prices paid to acquire energy from generators than in the price billed to end customers in the distribution activity.

  Other Businesses

        Operating income from our other businesses was €25 million in 2003 compared with operating income of €33 million in 2002, broken down as follows:

	2003	2002	Percentage Change
	(millions of euro)
Telecommunications	14	6	133.3%
Gas(1)	—	19	—
Cogeneration and renewable energies	27	29	(6.9)%
New technologies	(10)	(10)	—
Other	(6)	(11)	(45.5)%

Total	25	33	(24.2)%

(1)
In 2003, operating income from our natural gas business are included under our Spanish electricity business.

  Financial Income (Loss), Net

        Financial loss, net decreased 55.0% to €735 million in 2003 from €1,634 million in 2002. The decrease in 2003 was mainly due to the 1.3% decrease in net financial expenses to €1,223 million in 2003 from €1,239 million in 2002 and the 79.3% decrease in negative exchange rate differences to €161 million in 2003 from €777 million in 2002, offset in part by the 138.6% increase in positive exchange rate differences to €544 million in 2003 from €228 million in 2002.

        Financial expenses, mainly consisting of interest expenses, decreased 1.0% to €1,484 million in 2003, principally due to the net reduction of €5,497 million in debt principally due to actions taken pursuant to the Strategic Plan 2002-2006 and the Financial Strengthening Plan of Enersis and Endesa Chile, as well as the decline of certain Latin American currencies against the euro in 2003, which accounted for €1,125 million of the net debt reduction figure, offset in part by the increase in the average cost of debt to 5.17% in 2003 compared with 5.05% in 2002.

        In 2003, average cost of debt related to our domestic electricity business was 4.59%, average cost of debt related to our Latin American electricity business was 6.79%, average cost of debt related to our European electricity business was 2.96% and average cost of debt related to our other businesses was 4.13%.

        We had foreign exchange gains of €383 million in 2003 compared to €549 million in foreign exchange losses in 2002. Of this amount, €108 million was due to differences arising on the cancellation of the $825 million debt held by Endesa in Spain and its replacement by debt in euro. A further €76 million in positive foreign exchange differences was produced by the Argentine peso's 13.8% appreciation against the U.S. dollar in the period. We have recorded the foreign exchange gains of our Argentine affiliates as revenues, but we have also recorded a corresponding provision for the full amount such gains in accordance with prudent accounting policies.

  Income (Loss) from Associated Companies

        Our share in the income (losses) of companies carried by the equity method resulted in a gain of €30 million in 2003 compared with a loss of €93 million in 2002. In 2003, this gain was principally due to the €163 million decrease in losses at Auna and Smartcom.

  Amortization of Goodwill

        Amortization of goodwill decreased 18.6% to €289 million in 2003 from €355 million in 2002, principally due a to the divestitures carried out in 2003 and the writeoff of goodwill of Smartcom carried out in 2002.

  Non-Operating Income (Loss), Net

        Non-operating income, net was €277 million in 2003 compared with non-operating income, net of €71 million in 2002. Non-operating income, net in 2003 consisted of €1,199 million in non-operating income, offset in part by €922 million in non-operating loss.

        Non-operating income in 2003 principally included capital gains recognized in connection with the divestments of our Spanish mainland electricity transmission assets and certain other non-core assets. Non-operating loss in 2003 principally included €555 million in provisions (€366 million of provisions related to our Spanish electricity business and €167 million of provisions related to our Latin American electricity business).

        The main items comprising this line item were:

  •
  The €543 million capital gain from the sale of the peninsular transmission network.

  •
  The €154 million capital gain from the sale of several Spanish real estate assets.

  •
  The €44 million capital gain from the sale of the 7% shareholding in Red Eléctrica de España.

  •
  The €13 million capital gain from the sale of Made Tecnologías Renovables.

  •
  The €8 million capital loss on the sale of substantially all of our Repsol stake.

  •
  The €110 million capital gain on the sale of Río Maipo.

        Net provisions of €555 million were made in 2003. Of this amount, €336 million corresponded to the Spanish electricity business and €167 million corresponded to the Latin American electricity business.

  •
  Provisions for the Spanish electricity business included a €177 million charge to cover the higher redundancy costs for employees included in the headcount reduction plan (mostly due to the earlier-than-scheduled termination date for these employees) and to a higher-than-expected real inflation rate. The remaining provisions include €115 million to cover litigation risk or risks deriving from pending lawsuits and €41 million to cover future expenses for extraordinary repairs and the restructuring of facilities.

  •
  Provisions for the Latin American electricity business include €109 million for litigation risk and claims in Brazil, and a €36 million charge to cover investments in Argentina, in addition to the €145 million write-off made in 2002.

        This charge stems from the increase in equity in 2003 at our Argentine subsidiaries, due largely to the favorable performance of the peso, which reflects our decision to maintain our local investments valued at zero for reasons of accounting prudence, alongside our proportional share of loans held in the country both directly and indirectly

  Corporate Income Tax

        Our corporate income tax expense increased 25.9% to €550 million in 2003 from €437 million in 2002 principally due to the increase in ordinary income in 2003.

        Our corporate income tax expense in 2003 was 22.7% of our consolidated income before tax. Of our corporate income tax expense in 2003, €435 million related to our domestic electricity business, €79 million related to our Latin American electricity business and €46 million related to our European electricity business, less tax credits of €10 million related to our other businesses.

  Minority Interests

        Income attributed to minority interests was €565 million in 2003 compared with loss attributed to minority interests of €136 million in 2002, principally due to the inclusion of losses in 2002 of affiliates in Argentina.

  Net Income

        As a result of the foregoing, net income increased 3.3% to €1,312 million in 2003.

Results of Operations for the Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

        The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

	2002								2001
	Domestic Electricity Business(1)	Percentage Change from 2001	European Electricity Business	Latin American Electricity Business	Percentage Change from 2001	Other Businesses	Percentage Change from 2001	Total	Total
	(millions of euro, except percentages)
Operating revenues	11,075	8.0%	1,760	4,084	(23.3)%	319	(37.0)%	17,238	16,085
Operating expenses	8,944	5.8%	1,610	2,816	(27.8)%	286	(48.3)%	13,656	12,910
Purchases	6,426	9.2%	1,334	1,508	(29.6)%	157	(49.5)%	9,425	8,338
Personnel expenses	825	(5.0)%	79	317	(24.2)%	30	(34.8)%	1,251	1,332
Depreciation and amortization	1,074	(1.9)%	113	467	(29.6)%	42	(40.9)%	1,696	1,829
Variation in operating provisions	(22)	(195.7)%	1	20	(72.6)%	3	(76.9)%	2	109
Other operating expenses	641	9.8%	83	504	(16.8)%	54	(51.8)%	1,282	1,302
Operating income (loss)	2,131	18.5%	150	1,268	(10.9)%	33	170.2%	3,582	3,175
Financial revenues	130	293.9%	3	492	(8.0)%	26	62.5%	651	584
Financial expenses	603	(10.5)%	63	1,521	1.1%	98	(23.4)%	2,285	2,306
Financial income (loss), net	(473)	26.2%	(60)	(1,029)	6.2%	(72)	35.7%	(1,634)	(1,722)
Income (loss) from associated companies	75	50.0%	17	7	(30.0)%	(192)	7.9%	(93)	(118)
Amortization of goodwill	7	(61.1)%	92	215	(5.3)%	41	(6.8)%	355	289
Non-operating income (loss), net	825	446.4%	(22)	(455)	(204.6)%	(277)	(3,857.1)%	71	579
Consolidated income (loss) before taxes	2,551	90.2%	(7)	(424)	(163.1)%	(549)	(41.5)%	1,571	1,625
Corporate income tax	522	108.8%	(64)	39	(70.5)%	(60)	79.6%	437	88
Minority interests	3	n.a.	36	(182)	(456.9)%	7	n.a.	(136)	58
Income (loss) attributable to the parent company	2,026	85.7%	21	(281)	(157.5)%	(496)	(391.1)%	1,270	1,479

(1)
Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

        In September 2001, a consortium led by us, with a 45.3% stake, acquired Elettrogen (subsequently renamed Endesa Italia), one of the three largest generators of electricity in Italy. We acquired an additional 5.7% stake in the consortium in March 2002. Due to our 51% stake in the consortium that owns Endesa Italia, we have consolidated the results of Endesa Italia in our financial statements as of January 1, 2002. In the first quarter of 2002, Endesa Italia's operating revenues amounted to €314 million and operating income amounted to €86 million. Under US GAAP, we have not consolidated the results of operations of Endesa Italia. See Note 26 to our consolidated financial statements.

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

			Spanish Electricity Sector
	Endesa
Type of Generating Facility
	2002	2001	2002	2001
Nuclear	36.3%	34.4%	33.8%	34.5%
Coal	47.5%	45.2%	43.1%	37.6%
Hydroelectric	10.1%	15.4%	12.2%	22.1%
Fuel Oil/Gas	3.9%	5.0%	7.9%	5.8%
CCGT	2.2%	—%	3.0%	—%

Total	100.0%	100.0%	100.0%	100.0%

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

U.S. GAAP Reconciliation

        Our consolidated financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. Our net income for 2003, 2002 and 2001 under Spanish GAAP was €1,312 million, €1,270 million and €1,479 million, respectively, and under U.S. GAAP was €1,419 million, €1,545 million and €1,034 million, respectively. Our stockholders' equity at December 31, 2003, 2002 and 2001 under Spanish GAAP was €8,801 million, €8,043 million and €8,656 million, respectively, and under U.S. GAAP was €9,409 million, €8,594 million and €9,052 million, respectively. The principal differences between Spanish GAAP and U.S. GAAP with respect to our consolidated financial statements relate to:

  •
  1996 legal restatement;

  •
  treatment of pension plans and early retirements;

  •
  effect of the application of SFAS No.133;

  •
  effect of the application of SFAS No. 95;

  •
  treatment of Chilean technical accounting bulleting (boletín técnico) 64 ("BT 64");

  •
  revenue recognition;

  •
  impairment of goodwill;

  •
  foreign currency gains and losses; and

  •
  loss contingencies.

        See Note 26 to our consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

  SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Group adopted during the year the provisions of this Statement for all financial instruments entered into or modified after May 31, 2003. Financial instruments within the scope of this Statement entered into prior to May 31, 2003 will be impacted by these new provisions from January 1, 2004.

  FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

        In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Group does not expect the impact of the adoption of FIN 46R to be material on its financial position, cash flows and results of operations.

  SAB No. 104—Revenue Recognition

        In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

  EITF 00-21—Accounting for Revenue Arrangements with Multiple Element Deliverables

        In November 2002, the Emerging Issues Task Force ("EITF"), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003. The Group is assessing at this moment the impact, if any, that the adoption of EITF will have on its financial position or results of operations.

  EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

        In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

        EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

        In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

B. LIQUIDITY AND CAPITAL RESOURCES

  Liquidity

        In 2003, 2002 and 2001, we used cash provided by operating activities, external borrowings (including available lines of credit) and proceeds from the disposal of assets, capital increase at our subsidiaries and the issuance of preference shares to manage our liquidity. We used these sources of liquidity primarily for capital expenditures and investments. Our management believes that the funding available to us from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

  Cash Flow Analysis

        Our cash and cash equivalents were €2,322 million at December 31, 2003, €2,188 million at December 31, 2002 and €1,053 million at December 31, 2001. The increase in 2003 was due to a reduction in cash provided by operating activities to €3,815 million in 2003 from €4,285 million in 2002, a variation in working capital resulting in cash used in working capital of €2,869 million in 2003 compared to cash provided by working capital of €2,371 million in 2002, offset in part by a reduction in cash used in investing activities to €315 million in 2003 from €2,020 in 2002 and a reduction in cash used in financing activities to €487 million in 2003 from €3,633 million in 2002. As a percentage of total assets, cash and cash equivalents were 5.0% at December 31, 2003 compared with 4.5% at December 31, 2002.

        The following table sets forth our consolidated cash flows for 2003, 2002 and 2001. Positive figures refer to cash inflows and negative figures, which are indicated in brackets, refer to cash outflows.

	Year Ended December 31,
	2003	2002	2001
	(millions of euro)
Net cash provided by operating activities	3,815	4,285	3,347
Net cash provided by (used in) working capital	(2,869)	2,371	(284)
Net cash used in investing activities	(315)	(2,020)	(4,198)
Net cash provided by (used in) financing activities	(487)	(3,633)	1,303

  Operating Activities

        Our cash provided by operating activities decreased 11.0% to €3,815 million in 2003 from €4,285 million in 2002. Of the cash provided by operating activities in 2003, €2,019 million related to cash provided by operating activities of our domestic electricity business (20.4% less than in 2002), €352 million related to cash provided by operating activities of our European electricity business (96.7% more than in 2002), €1,391 million related to cash provided by operating activities of our Latin American electricity business (3.7% less than in 2002) and €53 million related to cash provided by our other businesses (57.6% less than in 2002).

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

  Investing Activities

        Our cash used in investing activities decreased 84.4% to €315 million in 2003 from €2,020 million in 2002. The decrease in cash used in investing activities in 2003 was primarily due to a 85.6% decrease in financial investments to €197 million in 2003 from €1,366 million in 2002, as well as a 32.7% increase in proceeds from divestments to €2,409 million from €1,816 million in 2002.

        Our cash used in investing activities decreased 51.9% to €2,020 million in 2002 from €4,198 million in 2001. The decrease in cash used in investing activities in 2002 was primarily due to a 52.7% decrease in financial investments to €1,366 million in 2002 from €2,890 million in 2001, as well as a 46.9% increase in proceeds from divestments to €1,816 million in 2002 from €1,236 million in 2001.

  Financing Activities

        Our net cash used in financing activities was €487 million in 2003 compared with net cash used in financing activities of €3,633 million in 2002 primarily due to the issuance of €1,500 million of preference shares and the capital increase at Enersis.

        Our net cash used in financing activities was €3,633 million in 2002 compared with net cash provided by financing activities of €1,303 million in 2001, primarily due to a reduction in external borrowings in 2002.

        In 2003, 2002 and 2001 our primary financing activities have involved a variety of short-and medium-term financial instruments, principally bonds and debentures, commercial paper and borrowings from financial institutions. The amount of bonds and debentures payable by Endesa was approximately €12,232 million at December 31, 2003, €14,312 million at December 31, 2002 and €13,922 million at December 31, 2001. The amount of borrowings from financial institutions payable by Endesa was €6,017 million at December 31, 2003, €9,634 million at December 31, 2002 and €10,882 million at December 31, 2001.

        At December 31, 2003, our net financial liabilities of €17.3 billion were primarily in euro (68%). The aggregate borrowing rate of our outstanding indebtedness was 5.17% for 2003. The aggregate borrowing rate of our domestic electricity business was 4.59% in 2003, the aggregate borrowing rate of our Latin American electricity business was 6.79%, the aggregate borrowing rate of our European electricity business was 2.96% and the aggregate borrowing rate of our other businesses was 4.13% in 2002. Approximately 99% of our financial liabilities was at fixed and hedged rates at December 31, 2003.

  Capital Requirements

        The following table sets forth our capital expenditures and capital investments for 2003, 2002 and 2001.

	2003	2002	2001
	(millions of euro)
Capital expenditures:
Power stations	1,181	1,121	797
Distribution facilities	909	1,060	1,281
Other	92	191	325

	2,182	2,372	2,403
Investments:
Acquisitions of consolidated companies	19	127	12
Financial investments	96	1,232	2,219
Other	185	232	812

Total investments	300	1,591	3,043

Total capital expenditures and investments	2,482	3,963	5,446

        Total capital expenditures and investments decreased 37.4% to €2,482 million in 2003 from €3,963 million in 2002. Of the €2,482 million in capital expenditures and investments in 2003, €2,182 million related to capital expenditures and €300 million related to financial investments. Financial investments in 2003 included mainly an investment of €49 million in Smartcom.

        In 2003, we sold 14,145,765 of our own ordinary shares for €180.5 million and acquired 5,675,600 of our own ordinary shares for €69.5 million, as a result of which the number of treasury shares decreased to 2,089,661 at December 31, 2003, representing 0.197% of our outstanding share capital, from 10,559,826 treasury shares at December 31, 2002.

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

  Planned Capital Expenditures

        As part of our strategic plan, we plan to invest approximately €13.1 billion during the period 2004-2008, as follows:

  •
  €5.5 billion for organically growing our businesses; and

  •
  €7.6 billion for the maintenance of assets.

        Approximately 98% of our total planned investment during the period will be dedicated to our core electricity business.

        We expect our planned investment of €5.5 billion for organically growing our businesses to be allocated as follows:

  •
  €3.7 billion will be invested in our electricity business in Spain;

  •
  €1.0 billion will be invested in our electricity business throughout the rest of Europe;

  •
  €500 million will be invested in our electricity business in Latin America; and

  •
  €300 million will be invested in our telecommunications and other business.

        Of our planned investment of €7.6 billion for the maintenance of fixed assets, we expect that 70% will be made in Spain, 25% will be made in Latin America and 5% will be made throughout the rest of Europe.

        Our forecasted amounts of capital expenditures and divestitures and the underlying assumptions are subject to risks and uncertainties, and actual capital expenditures and divestitures may be less than or exceed these amounts. See "Forward-Looking Statements".

  Debt Reduction

        In 2003, we reduced our net financial debt by €5,497 million to €17,250 million at December 31, 2003, a decrease of 24.2% with respect to December 31, 2002.

        The following factors contributed to this significant reduction:

  •
  Generation of €3,815 million in cash flow.

  •
  The issue of €1,500 million aggregate amount of preferred shares of Endesa Capital Finance LLC in March 2003.

  •
  The capital increase at Enersis, approved by the Special Stockholders' Meeting on March 31, 2003, which was successfully completed on December 20, 2003. Capital was increased by $2,104 million and 99.9% of the shares issued were subscribed.

  •
  The proceeds of $764 million obtained from asset divestments in Latin America.

  •
  The sale or rights of the outstanding balance of the right to compensation for the revenue shortfall relating to the regulated activities in the Spanish electricity business for 2000, 2001 and 2002, amounted to €599 million. This transaction was executed through BBVA, SCH, Caja Madrid and Merrill Lynch.

  •
  The sales of (i) a 7.0% interest in Red Eléctrica de España, S.A. for €102.5 million, (ii) our wholly-owned subsidiary Made Tecnologías Renovables to Gamesa, S.A. for €120 million, (iii) our 3.01% stake in Repsol YPF, S.A. for €504 million and (iv) certain transport assets for €957 million and other fixed assets in Spain for €411 million.

        The following table sets forth a reconciliation of net financial debt, a non-Spanish GAAP measure which our management uses to measure our liquidity, and the consolidated debt figure on our consolidated balance sheet. We believe that net financial debt provides investors with a better understanding of our liquidity position and requirements, if any, we may have for external financing.

	At December 31,
	2003	2002	2001
	(in millions of euro)
Net financial debt	17,250	22,747	25,007
Accrued unpaid interest	136	154	204
Debt of unconsolidated affiliates	(37)	(209)	(145)
Debt with interest assigned to creditors	(1,262)	(527)	(621)
Swap effects accounted for as non-financial debt	89	91	(85)
Cash	183	201	352
Short-term financial deposits	1,886	1,489	89
Other	4	—	3

Consolidated debt on the balance sheet	18,249	23,946	24,804

        The decrease in indebtedness, coupled with the increase in equity as a result of the earnings generated in the year, the contributions made to Latin American investees by stockholders other than Endesa and the issuance of preference shares gave rise to a very significant improvement in our financial leverage. The debt/equity plus minority interests ratio dropped by 77.3 percentage points in 2003 from 202.8% at December 31, 2002 to 125.5% at December 31, 2003. Furthermore, the ratio of net financial debt to operating income improved significantly from 6.35 in 2002 to 5.49 in 2003.

  Financing Obligations

        Our net financial debt was €17.3 billion at December 31, 2003, a decrease of €5.5 billion compared with net financial debt of €22.7 billion at December 31, 2002.

        The following table sets forth the amortization schedule for our consolidated debt at December 31, 2003:

	2004	2005	2006	2007	2008	Subsequent Years	Total
	(millions of euro)
Debentures and bonds	868	742	2,086	177	414	6,107	10,394
Notes payable	1,796	—	42	—	—	—	1,838
Loans and credits in euro	960	154	1,281	290	362	577	3,624
Loans and credits in foreign currency	803	275	407	205	140	563	2,393

Total(1)	4,427	1,171	3,816	672	916	7,247	18,249

(1)
Includes accrued unpaid interest.

  Capital Resources

        In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and the proceeds from our divestment plan. As of December 31, 2003, total available liquidity (except for available liquidity at the Enersis level) was approximately €4,815 million, consisting of approximately €3,742 million available in unused credit lines, of which approximately €236 million will expire by the end of 2004 and approximately €3,506 million will expire thereafter, and approximately €1,073 million in cash and liquid investments. Any future downgrades will not preclude us from using any of our existing credit lines.

        At March 31, 2004, our liquidity position (except for available liquidity at the Enersis level) amounted to €4,973 million, of which €3,983 million corresponded to unused lines of credit.

        The following is a discussion of certain material financing transactions entered into by Endesa, S.A. or its wholly-owned subsidiaries.

  Short-Term Borrowings

        We have short-term revolving credit facilities in an aggregate amount of €244 million, €8 million of which was used at December 31, 2003. These credit facilities are separately provided by several banks and have an average maturity period of 128 days. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR or LIBOR) plus an average margin of 18 basis points.

  Commercial Paper

        In 1998, our wholly-owned finance subsidiary, International Endesa B.V., established a commercial paper program under which it may issue up to an aggregate principal amount of $2 billion. At December 31, 2003, an aggregate principal amount of €571 million was outstanding under this commercial paper program.

  Domestic Paper

        We may issue up to an aggregate principal amount of €2 billion under our domestic paper program. At December 31, 2003, an aggregate principal amount of €250 million was outstanding under this domestic paper program.

  Medium Term Note Program

        In 1995, International Endesa B.V. established a medium-term note program under which it may issue up to an aggregate principal amount of €10 billion of medium term notes. The notes issued under this program have maturities between two and 40 years. At December 31, 2003, an aggregate principal amount of €6,806 million was outstanding under this medium term note program. In February 2003, under this program, International Endesa B.V. issued an additional aggregate principal amount of €700 million with a maturity of 10 years.

  Long-term Borrowings

        We had long term credit facilities of €3,801 million at December 31, 2003, €2,690 million at December 31, 2002 and €2,876 million at December 31, 2001 of which approximately €3,506 million were unused at December 31, 2003, €1,386 million were unused at December 31, 2002 and €1,425 million were unused at December 31, 2001. In 2003, the weighted average interest rate payable under our credit facilities was 3.37%. These credit facilities are separately provided by 14 banks and have an average maturity period of 4 years and 9 months. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR or LIBOR) plus an average spread of 35 basis points. Our credit facilities may serve as back stops for our short-term obligations, including commercial and domestic paper and domestic borrowings.

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

        On February 11, 2003, we entered into a €1.5 billion loan facility with a group of 14 banks, which we drew down in full on February 19, 2003. In November, as a result of the Company's favorable liquidity situation and of the improvement in the capital and debt markets, the loan was repaid early.

  Preference Shares

        On March 28, 2003 our wholly-owned subsidiary, Endesa Capital Finance, LLC, issued €1.5 billion in preference shares. This amount is accounted for under "Minority Interests" in our consolidated balance sheet. Endesa guaranteed these securities as to payment of dividends, liquidation preference and redemption amount. Payments of dividends to holders of these securities will be made quarterly and the amount of such payments will be linked to EURIBOR with a minimum interest rate of 4% and a maximum of 7%. The preference shares are perpetual, subject to early redemption by Endesa Capital Finance, LLC at any time after 10 years from the issuance date.

  Covenants in our Indebtedness

        As of the date of this annual report, our credit ratings are as follows:

Credit Agency	Long-Term	Short-Term	Outlook
Standard & Poor's	A	A-1	Negative
Moody's	Baa1	P-2	Stable
Fitch Ratings	A	F1	Stable

        Our financial debt contains customary covenants for contracts of this nature. As of the date of this annual report, we have not defaulted on any material covenants. Except as described below, we do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. Approximately €600 million of debt with the European Investment Bank could require additional guarantees in the event that Moody's or Standard & Poor's change their respective views regarding Endesa's credit rating. In addition, in relation to debt obligations of €333 million, a drop in Endesa, S.A.'s rating below Baa2/BBB would require the renegotiation of the terms and conditions of such debt obligations.

        Enersis' financial debt contains customary covenants for contracts of this nature. With respect to covenants that include rating grids, $350 million of debt of Enersis and $250 million of Endesa Chile arranged with bank syndicates accrue interest at a rate set at a margin over Libor and the applicable margin is based on the then current Standard & Poor's credit rating for debt denominated in a particular currency. As the credit ratings of Enersis and Endesa Chile improve, their interest expense for this debt decreases, and as their credit ratings worsen, their interest expense increases.

        A significant portion of Enersis' and Endesa Chile's financial indebtedness is subject to cross-default provisions, such that if an affiliate of Enersis or Endesa Chile defaulted on a payment obligation or other commitment, Enersis and Endesa Chile, as the case may be, such a default could trigger an acceleration in payment of a significant part of its or their indebtedness. In general, these cross-default provisions would be triggered by a default in respect of debt principal in excess of $30 million. In addition, many of these agreements also contain cross-acceleration provisions under certain circumstances, such as certain governmental actions, insolvency proceedings and judicial asset expropriations. The financial indebtedness of Endesa, S.A. does not contain cross-default clauses which relate to debt of our Latin American subsidiaries.

        As of the date of this annual report, Enersis and its affiliates are not in breach of any financial covenants or in any other event of default due to failure to pay or otherwise that could give rise to an acceleration of payments due under its indebtedness.

  Guarantees Provided

        At December 31, 2003, we guaranteed €11,188 million of debt, of which €10,481 million was incurred by our affiliates (principally by International Endesa, B.V.) and reflected in our consolidated balance sheet. This figure includes a guarantee of €459 million of debt incurred by Auna which will be cancelled in the near future.

  Recent Financing Transactions

        In March 2004, we entered into two long-term credit facilities amounting to €450 million. These credit facilities mature in five years.

  Sale of Rights Derived from Tariff Deficits in 2000, 2001 and 2002

        On December 5, 2003, we, together with the other holders of rights to securitize or sell the tariff deficit related to 2000, 2001 and 2002 (contemplated in Royal Decree 1432/2002 and Ministerial Order 2714/2003), signed the contract of sale of the above referred rights to Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander Central Hispano, S.A., Caja Madrid and Merrill Lynch. We received the proceeds prior to December 31, 2003 (€599 million). At December 31, 2003, we maintained on our consolidated balance sheet €116 million related to the provisional estimate of the cost overruns of the extrapeninsular system prior to 2003 which we continue to recover through our regulated activities. Once the definitive cost overrun is determined, which we expect to exceed the amount recorded on our consolidated balance sheet, we will analyze whether or not to sell the rights to such excess similarly to the sale conducted in December 2003.

  Financial Strengthening Plan of Enersis and Endesa Chile

        On October 4, 2002, Enersis' and Endesa Chile's Boards of Directors unanimously approved a financial strengthening plan in order to enhance their capital structure and permit them to be better positioned in light of the current economic situation in Latin America, which had been affecting their investments and liquidity risk.

        The plan consisted of four main objectives:

  •
  Refinancing Bank Debt.  Enersis and Endesa Chile refinanced $2.33 billion of bank debt.

        On May 15, 2003, Enersis and Endesa Chile closed credit agreements for approximately $1,587 million and $743 million, respectively. These facilities refinanced most of the existing bank indebtedness of both borrowers. As part of this refinancing, Enersis and Endesa Chile combined their outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into the facilities.

        In July 2003, Endesa Chile issued unsecured dollar-denominated bonds in an aggregate principal amount of $600 million in two tranches of $400 million at 10 years and $200 million at 12 years, respectively, a portion of the proceeds of which were used to repay $400 million of notes outstanding under its Medium Term Notes program. In October 2003, Endesa Chile launched an additional bond offering in the Chilean market (50% at seven years and 50% at 25 years) in an aggregate principal amount of $208 million, the net proceeds of which were used to repay debt. In addition, in November 2003 Enersis launched a bond offering in an aggregate principal amount of $350 million, the net proceeds of which were also used to repay bank debt, and arranged a syndicated loan of $500 million of 10 years. The loan matures in December 2008, with a 30-month grace period. This syndicated loan, together with the funds obtained from the aforementioned ten-year international bond issue and from the first tranche of the capital increase were used to bring forward payment of the outstanding balance of the aforementioned syndicated loan.

        On April 14, 2004, Enersis made a voluntary repayment under the November 2003 facility of $150 million, reducing the outstanding amount of the loans to $350 million. On the same date, Enersis amended and restated the November 2003 facility. The amended November 2003 facility ranks pari passu with all other unsecured and unsubordinated debt of Enersis and matures in 2008. The amended and restated facility requires Enersis to be in compliance on the last day of any fiscal quarter with specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow, indebtedness to operating cash-flow and debt to equity, and a minimum ratio of adjusted cash flow to interest expense.

        On February 4, 2004, Endesa Chile entered into an agreement with a syndicate of banks to provide a new $250 million senior unsecured term loan facility through Endesa Chile's Cayman Islands affiliate. Endesa Chile borrowed the full amount under this facility and used the proceeds of the borrowing plus the proceeds of the issuance of $600 million Yankee Bonds on July 18, 2003 to repay all amounts outstanding under the Endesa-Chile credit facility dated May 15, 2003 for $743 million. The February 2004 facility ranks pari passu with all other unsubordinated debt of Endesa Chile and matures in 2007. The February 2004 facility requires Endesa Chile to maintain specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow, indebtedness to operating cash-flow and debt to equity, and a minimum ratio of adjusted cash flow to interest expense.

        Capital Increase.    Enersis raised $2,104 million over the course of its capital increase in 2003, which was carried out through two stages. Endesa subscribed to 59.1% of this capital increase through the capitalization of all of our loans to Enersis. The remaining $885 million was subscribed for by third parties for cash and capitalization of loans. As a result of this capital increase, Endesa's stake in Enersis decreased to 60.62% as of December 31, 2003 from 64.97% as of December 31, 2002.

        Asset Sales.    Asset sales generated proceeds of $764 million as of December 31, 2003, approximately 85% of the original target. No more divestitures are intended.

        Cash Flow Improvement.    Enersis expects to improve the generation of operating cash flow by $130 million by December 31, 2005 compared to the December 2002 figures. Enersis expects to achieve this goal primarily through cost and capital expenditure reductions and efficiency improvements in its distribution and generation companies through energy and risk management, electricity loss reductions and improvements in collections.

  Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2003 for the years indicated below, including, as appropriate, certain estimates as described in the footnotes to the table below:

	2004	2005	2006	2007	Thereafter	Total
	(millions of euro)
Financing obligations(1)	5,118	1,901	4,434	1,175	8,627	21,255
Domestic electricity business(2)(3)	1,920	715	672	810	2,420	6,537
European electricity business(4)	1,183	21	206	64	71	1,545
Latin American electricity business(5)	792	869	769	797	2,320	5,547
Other businesses(6)	481	350	180	73	25	1,109

Total	9,494	3,856	6,261	2,919	13,463	35,993

(1)
Includes estimated amounts of interest on total principal amount of debt outstanding as of December 31, 2003, without giving effect to derivatives.

(2)
Includes obligations in respect of our workforce restructuring plans. The amount related thereto (€2,379 million) is recorded as a provision on our consolidated balance sheet as of December 31, 2003.

(3)
Includes payments under long-term gas supply contracts (€3,479 million). Due to the fact that our obligations under these contracts are satisfied through delivery of physical units, we have used average market prices at December 31, 2003 to estimate our obligations.

(4)
Includes in 2004 the acquisition of 34% of Endesa Italia from SCH which closed in June 2004, and which amount (€817 million) is recorded under long-term creditors on our consolidated balance sheet as of December 31, 2003.

(5)
Includes purchase obligations of generation and distribution businesses, comprised mainly of energy purchases in accordance with the applicable regulation in the Latin American countries in which we operate, operating and maintenance contracts and other services.

(6)
Includes in 2004 the acquisition of an additional 3% stake in Auna for €261 million.

        The contractual obligations set forth in the table above reflect mainly those agreements and obligations, that in the ordinary course of our operations, are customary and necessary in light of the activities in which we engage. In particular, many of the obligations set forth above are designed to ensure adequate supplies of combustibles used in our operations or otherwise to seek medium- to long-term success of our business through medium- to long-investments and/or contractual obligations to electricity supply in Latin America. We believe that our operating revenues will be sufficient to satisfy our obligations set forth above, as well as our other operating costs, and remunerate our shareholders.

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

  Interest Rate and Foreign Currency Exchange Rate Risk

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in equity, investment prices and foreign currency exchange rate fluctuations. To manage this exposure, we employ risk management strategies including the use of derivatives such as interest rate swap agreements, foreign currency forwards and currency swap agreements. As of December 31, 2003, approximately 99% of our net financial liabilities was at fixed and hedged rates. We do not hold financial derivatives for trading purposes. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Endesa conducts environmental research and development projects primarily in connection with developing renewable energy sources, clean combustion and improvements in electrical lines. At December 31, 2003, investments related to the environment recorded as assets on our balance sheet was approximately €807 million, and related accumulated depreciation amounted to €393 million. Environmental expenses amounted to €107 million in 2003, a portion of which was spent in relation to environmental research and development projects.

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

Name	Position	Year First Appointed		Current Term Expires	Present Principal Occupations Outside Endesa
Manuel Pizarro Moreno(2)(5)	Chairman	1996 2002	(1)	2005	Deputy Chairman, Bolsa de Madrid; Deputy Chairman, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.
Rafael Miranda Robredo(2)(5)	Director and Chief Executive Officer	1997		2005
Alberto Alonso Ureba(2)(6)	Director	1998		2007	Director, Zeltia, S.A.; Director, Lazarejo, S.L.
Miguel Blesa de la Parra(2)(7)	Director	2000		2005	Chairman, Caja Madrid; Chairman, Corporación Financiera Caja Madrid; Chairman, Fundación Caja Madrid; Chairman, Altae Banco; Deputy Chairman, Iberia, L.A.E., S.A.; Director, ACS, S.A.
Rafael Español Navarro(4)(6)	Director	1996		2005	Director, Dogi, S.A.; Chairman, Majórica; Chairman, Grupo la Seda.
José María Fernández Cuevas(2)(6)	Director	1998		2007	Secretary Non-Director, CLINER, S.A.; Director, Seguridad Vial ADA.
José Manuel Fernández-Norniella(2)(6)	Director	1998		2007	Chairman, Ebro Puleva, S.A.; Director, Enagás, S.A.; Director, Iberia, LAE, S.A.
José Fernández Olano(4)(6)	Director	1996		2005	Chairman, Aldeasa Group; Director, Altadis.
Rafael González-Gallarza Morales(4)(6)	Director	1998		2007	Chairman, Larios, Grupo Pernod Ricard; Director, Pernod Ricard, S.A.; Chairman, Prensa Malagueña, S.A.
Francisco Núñez Boluda(3)(6)	Director	1998		2006	Manager, Ilustre Colegio Notarial de Madrid.
José Luis Oller Ariño(3)(6)	Director	1997		2005	Director, Bansabadell Vida,.S.A. de Seguros y Reaseguros; Director, Bansabadell Pensiones E.G.F.P., S.A.
Juan Ramón Quintás Seoane(2)(6)	Director	2004		2008	Chairman, Confederación Española de Cajas de Ahorro (CECA); Director, CASER Grupo Asegurador; Director, LICO Corporación, S.A.; Director, Ahorro Corporación,S.A.
Francisco Javier Ramos Gascón(3)(6)	Director	2001		2005	Director, Sociedad Rectora de la Bolsa de Madrid; Chairman, IEB; Chairman, Araluz de Inversiones, S.A.
Manuel Ríos Navarro(4)(6)	Director	1998		2007	Deputy Chairman and Managing Director, Inpelsa; Director, Bancaja; Director, Tenerías Alfa, S.A.; Director, CISA; Director, SBB.
José Serna Masiá(3)(6)	Director	2000		2008	Notary for Barcelona.
Salvador Montejo Velilla(2)(3)(4)(8)	Secretary General and to the Board	1999

(1)
Date of appointment as Chairman of Endesa, S.A. by the Board of Directors.

(2)
Member of the Executive Committee of the Board of Directors.

(3)
Member of the Audit and Compliance Committee.

(4)
Member of the Appointments and Compensation Committee.

(5)
Director with a professional and permanent link to Endesa.

(6)
Independent Director with no professional link to Endesa and not appointed by a particular shareholder.

(7)
Director appointed as representative of Caja Madrid.

(8)
Non-Director.

        Those directors next to whose name footnote (6) appears, that is, independent directors, may only be reelected for two terms.

        The following table sets forth the names of our executive officers, their current positions with us, the number of years at their positions, the number of years at the Endesa Group, their areas of experience at the Endesa Group and their business experience outside Endesa Group during the past five years. Each executive officer is appointed for an indefinite term.

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Rafael Miranda Robredo(1)	Chief Executive Officer	7	16	Chief Executive Officer
Salvador Montejo Velilla(1)	Company Secretary	5	5		congressional auditor
General Managers
José Damián Bogas Gálvez(1)	Executive Vice President Electricity Business	16	22	General management electricity business
Pedro Larrea Paguaga	Senior Vice President Energy Management	2	8	General management energy management
José Félix Ibáñez Guerra	Senior Vice President Mining	14	25	General management mining
Manuel Morán Casero	Senior Vice President Generation	6	6	General management generation
Javier Uriarte Monereo	Senior Vice President Supply	5	5	General management supply	adjunct managing director, Banesto; director, Banesto Seguros
José Luis Marín López- Otero(1)	Senior Vice President Network	2	7	General management diversification
Luis Rivera Novo(1)	Executive Vice President International Business	2	6	General management planning and resources
Alberto Martín Rivals	Senior Vice President Internacional Business	2	6	General management organization
Héctor López Vilaseco	Senior Vice President International Business, Energy Management	1	20	International management, Financial management
Alfredo Llorente Legaz(1)	Senior Vice President Diversification	2	17	General management international Chief Financial Officer
Antonio Pareja Molina(1)	Senior Vice President Planning and Resources	17	17	General management planning and resources
Evaristo Villa Ruiz	Senior Vice President Corporate Services	6	16	General management finance and economics, Compañía Sevillana de Electricidad
Corporate Managers
Francisco de Borja Acha Besga(1)	Senior Vice President Legal Affairs	6	6	Legal department
José Luis Palomo Álvarez(1)	Chief Financial Officer	12	12	Chief Financial Officer
Carlos Torres Vila(1)	Senior Vice President Strategy	2	2	Strategy	partner, McKinsey & Co.
Germán Medina Carrillo(1)	Senior Vice President Human Resources	16	17	Human resources
José Luis Puche Castillejo	Senior Vice President Audit	6	6	Audit
Gabriel Castro Villalba(1)	Senior Vice President Communications	6	7	Communications
Ma Isabel Fernández Lozano	Senior Vice President Planning and Control	2	21	Planning and control

(1)
Member of the Executive Committee.

B. COMPENSATION

        In 2003, our Board of Directors accrued an aggregate compensation of approximately €1.33 million. This compensation was divided as follows:

  •
  an approximate total fixed remuneration of €0.54 million, consisting of a fixed monthly gross salary of €2,404.05 per director until June 30, 2003 and €4,006.74 thereafter; and

  •
  monthly gross attendances allowance of €1,202.02 per director until June 30, 2003 and 2,003.37 thereafter as compensation for attending meetings of the Board of Directors, the Executive Commission and any other corporate governance bodies totaling approximately €0.60 million;

  •
  share of €0.19 million in net income; and

  •
  pension and life insurance commitments to directors totaling approximately €0.08 million.

        Monthly attendance allowances for attending the meetings of the boards of directors of our subsidiaries amounted to €0.23 million.

        In accordance with the provisions of Article 130 of the Spanish Corporations Law, remuneration by way of profit sharing may only be paid after the legal and statutory reserve requirements have been complied with and after a minimum dividend of 4% has been paid to shareholders.

        For the year ended December 31, 2003, the aggregate compensation (including performance-based bonuses) of the executive officers of Endesa, S.A. (including executive officers who are members of the Board of Directors) paid or accrued, was €20.84 million. Executive officers are eligible for variable compensation under a bonus plan, calculated as a percentage of the fixed compensation and primarily based on Endesa's overall economic performance and on each officer's individual performance. From this amount, €0.29 million was other payments and compensation in kind, and the total variable remuneration for 2003 was €2.53 million, which was paid in March 2004. These executive officers received extraordinary non-periodic variable compensation of €7,177,667, which is included in the aggregate compensation. The extraordinary variable compensation has been accrued in 2000, 2001 and 2002 pursuant to the resolution of the Board of Directors adopted on May 9, 2000.

        The amounts set aside or accrued in 2003 to provide pension and retirement benefits for our executive officers (including executive officers who are members of the Board of Directors) totaled €6.08 million.

C. BOARD PRACTICES

  Corporate Governance

        Spanish corporate law provides that a company's board of directors is responsible for the management, administration and representation of a company in all matters concerning the business of a company, subject to the provisions of the company's bylaws (estatutos) and the powers conferred by stockholders' resolutions.

        The Board of Directors of Endesa, S.A., in addition to the bylaws described in more detail under "Additional Information—Memorandum and Articles of Association", has adopted other regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are the following:

  •
  The Board Regulations, approved by the Board on October 28, 2003.

  •
  The Internal Regulations on Conduct in Securities Markets, approved by the Board on May 27, 2003.

  •
  The Rules on Corporate Integrity, approved by the Board on March 25, 2003.

        The Board Regulations regulate the organization and functioning of the Board of Directors in accordance with Article 36 of the bylaws. They are based on three concepts: promoting transparency in the conduct of our governing bodies and in all our activities, fostering effective business management and the assumption of responsibilities by Senior Management and the Board of Directors vis a vis our stockholders.

        The Internal Regulations on Conduct in Securities Markets determine the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. They are based on the principles of impartiality, good faith, placing general interests before one's own and care and diligence in using information and acting in the securities markets.

        The Rules on Corporate Integrity, comprised of the Charter Governing Senior Management, the Charter Governing Executives and the Employees' Code of Conduct, develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also establish the limitations and define the incompatibilities of our executives and senior executives arising from their status as such.

        We believe that, as set out in the above regulations and rules, our core principles of transparency, respect for stockholders' rights, the duty of care and loyalty of the directors and the establishment of a set of rules for the functioning of the corporate bodies encourage stockholder participation in decision-making processes to the fullest extent permitted by applicable law.

        In addition to the rules and regulations adopted by the Board, the Stockholders' Meeting Regulations, approved at the Stockholders' Meeting held on June 19, 2003, as modified at the Stockholders' Meeting held on April 2, 2004, also serve an important role in corporate governance. The objective of the Stockholders' Meeting Regulations is to promote the participation of the stockholders in the Stockholders' Meeting by suitably arranging for mechanisms to provide them with information and encourage them to contribute to decision-making in the Company by exercising their rights to participate in debates and to vote.

        All of the documents described in this Item 6.C are available on our website, www.endesa.es, which does not form part of this Annual Report on Form 20-F.

  Compliance with NYSE Listing Standards on Corporate Governance

        On November 4, 2003, the SEC approved new rules proposed by the New York Stock Exchange (NYSE) intended to strengthen corporate governance standards for listed companies. NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from U.S. companies under the NYSE listing standards. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

  Independence of the Directors on the Board of Directors

        Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such rule, however under Spanish practice there are generally three types of directors: executive directors, directors dominicales appointed by an individual stockholder due to the size of its shareholding, and independent directors.

The Board of Directors of Endesa, S.A. has a majority of non-executive directors. We have not determined whether or not the directors on the Endesa, S.A. Board would be considered independent under NYSE rules. We note, however, that 12 out of the 15 members of our Board are independent in accordance with applicable Spanish regulations; that is, they do not have any professional link with Endesa, S.A. other than through their membership on the Board of Directors and they were not appointed by any particular shareholder due to the size of such shareholder's interest in Endesa, S.A.

  Independence of the Directors on the Audit Committee

        Under the NYSE corporate governance rules, a majority of the audit committee must be composed of independent directors and by July 31, 2005, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit and Compliance Committee of the Board of Directors of Endesa, S.A. is composed of four independent directors. The composition of the Audit and Compliance Committee is indicated in the initial table under "—Directors and Senior Management". We believe that all members of our Audit and Control Committee would be considered independent in accordance with the definition of independence for Audit Committee membership under SEC rules and regulations and are independent in accordance with applicable Spanish regulations.

  Compensation and Nomination Committees

        In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to so have these committees and for them to be composed of a majority of non-executive directors. Endesa, S.A. satisfies this non-binding recommendation. The composition of the Appointments (i.e Nomination) and Compensation Committee is indicated in the initial table under "—Directors and Senior Management".

  Separate Meetings for Independent Directors

        In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Spanish law, this practice is not contemplated and as such, the independent directors on the Board of Directors of Endesa, S.A. do not meet outside of the presence of the executive directors or directors dominicales.

  Committees of the Board of Directors

  The Audit and Compliance Committee

        The Audit and Compliance Committee is composed of four directors. It performs, among others, the following functions:

  •
  supervision of our actions to ensure their transparency, with a special focus on the transparency of the information provided to stockholders and the securities markets and good corporate governance, and to avoid any trading on inside information;

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

        The composition of the Audit and Compliance Committee is indicated in the initial table under "—Directors and Senior Management". See "Item 16.A Audit Committee Financial Expert" for a discussion of the qualifications and expertise of the members of the Audit and Control Committee."

  Appointments and Compensation Committee

        The Appointments and Compensation Committee is composed of four directors. It performs, among others, the following functions:

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

        The composition of the Appointments (i.e Nomination) and Compensation Committee is indicated in the initial table under "—Directors and Senior Management".

D. EMPLOYEES

        At December 31, 2003, Endesa had 26,777 employees, which represents an increase of 1.6% from the number of employees at December 31, 2002. Of those employees, 13,838 were located in Spain and 12,939 were located outside Spain compared with 14,020 and 12,334, respectively, at December 31, 2002.

        We have continued to pursue a policy of staff reductions and workforce rationalization which has resulted in a steady reduction in employment levels. We have a voluntary early retirement plan in place which is expected to reduce its personnel in Spain by approximately 690 employees in the two-year period ending December 31, 2005. During 2003, 364 employees retired in accordance with the terms of this plan. In addition, in October 2000 Endesa signed a new voluntary early retirement plan pursuant to which our workforce may be reduced by an additional approximately 5,000 eligible employees. During 2003, 203 employees retired in accordance with the terms of this plan.

        The table below shows Endesa's employment levels at the dates indicated. For a discussion of personnel costs, see "Item 5. Operating and Financial Review and Prospects".

        The following table sets forth the number of employees in Spain and outside Spain at the dates indicated:

	At December 31,
	2001	2002	2003
Total employees in Spain	15,621	14,020	13,838
Total employees outside Spain	11,264	12,334	12,939

Total	26,885	26,354	26,777

        The increase in employees outside Spain was principally due to an increase in the workforce in Brazil and Chile.

        The following tables provide a breakdown of our employees by main category of activity and geographic distribution at December 31, 2003.

Employees in Spain	Number
Managerial staff	2,850
Mid-level staff	5,899
Clerical staff and other workers	5,089

Total	13,838

Employees outside Spain	Number
Managerial staff	1,672
Mid-level staff	7,478
Clerical staff and other workers	3,789

Total	12,939

        In Spain, our non-management personnel are represented by a total of seven unions, three of which currently maintain general representation for 98% of our non-management employees. The three representative unions negotiate collective bargaining agreements relating to salary and benefits with companies belonging to the Endesa Group through negotiating committees comprised of representatives of each such union. While we have experienced work stoppages for short periods of time, we have never experienced a work interruption having a material effect on our results of operations.

        In May 2004, we signed a general framework collective bargaining agreement which applied to 19 of our Spanish operating subsidiaries (or 94% of our employees are subject to application of a general framework collective bargaining agreement). This agreement was in effect for 2003 and will expire in December 2007.

        For information with respect to our pension and benefit plans, see Notes 15 and 18 to our consolidated financial statements. Our pension and benefit plans are fully funded. As required by Spanish law, we transferred our pension and benefits plans to independent pension funds in 2002.

  Italy

        A collective bargaining agreement for electricity sector workers, which includes the employees at Endesa Italia, expired, in terms of economic issues, at the end of June 2003, but has been renewed for two years. Other aspects of the collective bargaining agreement will continue in force until June 2005. Endesa Italia is negotiating an agreement regarding performance rewards relating to the results of the company with its employees, as well as regulations regarding various activities and rights to strike in the electricity sector.

        Our Latin American subsidiaries are party to various collective bargaining agreements.

  Chile

        Enersis is a party to two collective bargaining agreements that expire in July and December 2007, respectively. All collective bargaining agreements with employees of Chilectra (4) took effect on December 31, 2000 and will expire on December 31, 2004. Endesa-Chile's existing collective bargaining agreements (5) expire in June 2004 (2), December 2005 (1) and December 2006 (2), respectively.

  Argentina

        Edesur is a party to two collective bargaining agreements that are currently being negotiated. Costanera is also a party to two collective bargaining agreements that expire in April 2005 and October 2005, respectively. El Chocón's collective bargaining agreement has no fixed expiration date.

  Brazil

        Coelce is a party to a collective bargaining agreement that is scheduled to expire in October 2004. Cachoeira Dourada is a party to two collective bargaining agreements that both expire in May 2004. Cerj is a party to two collective bargaining agreements that both expire in October 2005.

  Colombia

        Codensa is a party to two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement that expires in June 2004.

  Peru

        Edelnor is a party to two collective bargaining agreements that expire in December 2005. Edegel is a party to a collective bargaining agreement that expires in October 2005.

E. SHARE OWNERSHIP

        None of our executive officers beneficially owns ordinary shares representing one percent or more of our share capital. At May 31, 2004, the members of our Board of Directors directly owned an aggregate of 96,830 of our ordinary shares and indirectly owned an aggregate of 17,882 of our ordinary shares, representing a total of approximately 0.01083% of our outstanding capital stock, as shown in the table below:

	Number of Ordinary Shares Beneficially Owned		% of Capital Stock
Manuel Pizarro Moreno	50,004		0.00472
Rafael Miranda Robredo	7,598		0.00072
Alberto Alonso Ureba	—		—
Miguel Blesa de la Parra(1)	600		0.00006
Rafael Español Navarro	846		0.00008
José María Fernández Cuevas	—		—
José Manuel Fernández-Norniella	—		—
José Fernández Olano	—		—
Rafael González-Gallarza Morales	3,300		0.00031
Francisco Nuñez Boluda	4,000		0.00038
José Luis Oller Ariño	7,800		0.00074
Juan Ramón Quintás Seoane	1,525		0.00014
Francisco Javiér Ramos Gascón	9,771	(2)	0.00092
Manuel Ríos Navarro	12,472	(3)	0.00118
José Serna Masiá	16,796	(4)	0.00159

Total	114,712		0.01083

(1)
Director appointed as representative of Caja Madrid to Endesa's Board of Directors. At May 31, 2004, Caja Madrid owned 53,043,481 of our ordinary shares, representing 5.01% of our outstanding share capital.

(2)
992 ordinary shares are held directly and 8,779 ordinary shares are held indirectly.

(3)
3,889 ordinary shares are held directly and 8,583 ordinary shares are held indirectly.

(4)
16,276 ordinary shares are held directly and 520 ordinary shares are held indirectly.

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

        The aggregate amount of advances and loans granted to our executive officers (including executive officers who are also members of our Board of Directors) outstanding at December 31, 2003 was €6.39 million. Of these loans, €4.22 million accrue interest at EURIBOR plus 0.5% and €2.16 million are interest-free.

ITEM 8.    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See Item 18 for our consolidated financial statements.

Legal Proceedings

        Two shareholders of Enher, with a total of 48,278 shares, representing 0.07% of Enher's share capital, challenged the entirety of the resolutions adopted by the general shareholders' meeting of April 22, 1998, and in particular, the agreements related to the merger of Endesa with its former Spanish electricity affiliates, among them, Enher, alleging that the value ascribed to Enher did not conform with its net worth valuation. The claim has been dismissed by the trial court, and such dismissal was upheld on June 2, 2004.

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

        Both Cachoeira Dourada and its lawyers believe that there is a high probability of obtaining a favorable final decision as to the claim for damages.

        SUNAT, the tax authority in Peru, has questioned the tax effects of the asset revaluation which took place in our subsidiaries Edelnor and Edegel as a result of the merger of Edelnor and the spin-off of Edegel, both in 1996. With respect to the issues under discussion, Edelnor obtained favorable court decisions at the two corresponding administrative tax courts (Tribunal Arbitral y Tribunal Fiscal) and currently, the SUNAT is reviewing the revised asset valuations. Moreover, Edelnor has also initiated an administrative civil action with the goal of enjoining the SUNAT's review. The amount claimed from Edegel is approximately €150 million. Our economic interest in these two companies is 38.24% and 13.78%.

        The Brazilian Customs Administration (DECEX) has questioned the application of a special tax reduction for imported assets, previously awarded in 1998 to our subsidiary CIEN. CIEN has provisions of €60 million, including in respect of federal taxes under discussion and related interest. As of the date of this annual report, we are awaiting the final resolution of the administrative procedure.

        Until December 31, 1996, Endesa and our affiliates paid corporate income tax within the Consolidated Tax Group, whose controlling company is the Sociedad Estatal de Participaciones Industriales (SEPI). The corporate income tax law establishes that companies that leave the Group must apply deductions that have not been used by the Group in the manner and to the same extent as their contribution to the deductions. Pursuant to this provision, the Tax and Financial Inspector concluded that Endesa and Unelco were entitled to take certain deductions in 1997 and thereafter in respect of certain investments that they made from 1992 to 1996. Nevertheless, subsequent to such resolution, and as a consequence of the audits conducted by SEPI, the Tax and Financial Inspector initiated proceedings on behalf of the SEPI Group in 1996 in respect of deductions taken in whole or in part by Endesa and Unelco that were generated by Endesa Group companies from 1992 to 1996. On June 14,

2001, the Ministry of Economy and Finance approved certain resolutions declaring unduly adverse the Tax and Financial Inspector's conclusions in respect of Endesa's and Unelco's proceedings, whereby it recognized their right to apply the deductions generated in the aforementioned years. The Spanish Court of Appeals has rendered void the Tax and Financial Inspector's resolutions and we expect a similar decision with respect to Unelco proceedings. We expect the Ministry of Economy and Finance to appeal the decision to the Spanish Supreme Court.

        Separately, the Tax and Financial Inspector initiated proceedings against Endesa in which it challenges Endesa's right to take certain deductions generated in 1992 to 1996. These proceedings have been appealed to the Economic-Administrative Central Court. The total amount of deductions at issue in these proceedings is €240 million.

        There are no other legal proceedings to which we are a party that are material to us. However, at December 31, 2003, we had a total provision of €4,502 million, of which €2,379 million relates to coverage for future liabilities (excluding pension funding liabilities) derived from the restructuring plans carried out as a consequence of the transition to competition, principally liabilities relating to our obligations with respect to certain categories of employees who are terminated in connection with our restructuring plans. Of the remaining amount, €302 million of the provision relate to future extraordinary repairs and restructuring of our facilities, €233 million relate to future employee welfare obligations, €749 million represent the estimated amount required to cover probable or certain liabilities in connection with current litigation, €347 million represent the estimated amount required to cover indemnities or contingent liabilities and €181 million relate to the amount required to cover direct and indirect risks related in respect of investments made in, and loans made to, Argentine companies.

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

	euro per ordinary share
Year Ended December 31,	Interim	Final	Total	% Increase from Prior Year
1999	0.216	0.373	0.589	11.3%
2000	0.240	0.410	0.650	10.4%
2001	0.264	0.419	0.683	5.0%
2002	0.264	0.419	0.683	0.0%
2003	0.264	0.439	0.703	3.0%

        The amount of dividends, if any, paid by us in the future will depend on our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. Our rate of income distribution was 56.7% in 2003 compared with 56.9% in 2002.

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

        The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ADS on the New York Stock Exchange.

	Per ADS
	High	Low
	(in U.S. dollars)
1999	29.50	18.50
2000	23.69	15.25
2001	19.44	14.70
2002:
First Quarter	15.84	14.37
Second Quarter	15.77	13.65
Third Quarter	14.40	8.77
Fourth Quarter	12.15	9.00
2003:
First Quarter	12.83	11.24
Second Quarter	17.12	12.54
Third Quarter	16.42	15.39
Fourth Quarter	19.10	15.43
2004:
First Quarter:
Month ended January 31	19.60	18.32
Month ended February 29	20.44	18.83
Month ended March 31	19.93	17.28
Second Quarter:
Month ended April 30	18.67	18.07
Month ended May 31	18.90	17.31
Month ended June 30 (through June 25)	19.60	18.36

        At December 31, 2003, approximately 4.3% of our ordinary shares were held in the form of ADSs by 190 holders of record. The number of ADSs outstanding was 45,381,832 at December 31, 2003.

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

	Per Ordinary Share		Per Ordinary Share
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
1999	25.21	17.70	29.11	19.23
2000	24.37	17.30	23.30	15.54
2001	20.26	16.05	18.63	14.60
2002:
First Quarter	17.86	16.46	15.55	14.41
Second Quarter	17.45	14.13	15.35	13.97
Third Quarter	14.62	8.95	14.43	8.78
Fourth Quarter	12.28	9.06	12.19	8.93
2003:
First Quarter	12.05	10.04	12.74	11.07
Second Quarter	14.88	11.46	17.28	12.50
Third Quarter	14.53	13.27	16.15	15.46
Fourth Quarter	15.34	13.06	19.03	15.42
2004:
First Quarter:
Month ended January 31	15.37	14.83	19.40	18.94
Month ended February 28	16.14	15.03	20.47	18.87
Month ended March 31	16.18	14.01	20.02	17.33
Second Quarter:
Month ended April 30	15.57	14.92	18.45	18.44
Month ended May 31	15.56	14.46	18.93	17.37
Month ended June 30 (through June 25)	16.06	15.01	19.55	18.33

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

        At December 31, 2003, there were 143 companies listed with shares traded through the Automated Quotation System. The total market capitalization of these companies at December 31, 2003 was approximately €434.0 billion (US$546.7 billion), and their reported trading volume for the year ended December 31, 2003 was €494.4 billion (US$622.7 billion).

Automated Quotation System

        In April 1989, the Spanish stock exchanges began to implement the Automated Quotation System, a system of computer-based trading of securities that connects the four Spanish stock exchanges. During 2003, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish stock exchanges. The remaining transactions involving only the local exchanges, and not the Automated Quotation System, were carried out on the local stock exchanges.

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

        Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding bids or offers, as the case may be, on the system matching or bettering the terms of the proposed off-system transaction, and if the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

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

        In furtherance of this protocol, on February 5 and 6, 2002, virtually all the shareholders of the different companies involved entered into a framework agreement whereby, subject to certain conditions, including obtaining the authorization of the Spanish government, as provided for in the 17thAdditional Provision of the Securities Market Act 1988, as amended, the shareholders of the relevant companies which operate the different secondary markets and settlement systems agreed to the incorporation of a holding company, to be named Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. The agreement also stipulates that the holding company must launch an offer to all the shareholders of the relevant companies to exchange their shares in such companies for newly issued shares in the holding company.

        In compliance with the framework agreement, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. was incorporated on February 15, 2002. As of October 2002 all of the shareholders of the different companies involved have contributed their shares into the holding company in exchange for newly issued shares in the holding company and thus, the holding company has become the sole shareholder of the companies which operate the different secondary markets and settlement systems in Spain.

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

        As a necessary response to the challenges resulting from the globalization of the financial markets, the Law 44/2002 (Ley de Medidas de Reforma del Sistema Financiero) has been passed in order to update the current Spanish financial legislation by, among other issues, amending the Securities Markets Act. The main objectives of the reform are (i) to facilitate the integration of the financial markets; (ii) to increase their transparency and competitiveness; and (iii) to enhance consumer protection in the financial services sector.

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

        Regarding disclosure obligations the reform sets forth that information will be deemed "relevant" if the disclosure of such information (i) may reasonably have a foreseeable effect on any investor with regard to the purchase or transfer of securities or financial instruments; and (ii) consequently, may significantly alter the market price of such securities or financial instruments. Therefore, information must reasonably affect the decisions made by an investor with general professional knowledge and have a certain degree of specificity in order to have an impact on an investment decision. Relevant information should be disclosed to the market as soon as possible by filing a written prior notice with the CNMV and by means of a public disclosure on the Internet websites of the issuers of the negotiable securities involved. The length of the period during which the relevant information must be published on the Internet websites shall be determined by the CNMV.

        In this regard, it should be noted that the priority conferred upon the CNMV implies that issuers of securities intending to distribute any material information to financial analysts, institutional investors, or the media, must previously have provided such information to the CNMV for the purposes of registering it as a relevant fact (hecho relevante). In addition, and according to the full disclosure principle, it should be noted that any relevant fact or relevant information disclosed must be accurate, complete, reliable and, when appropriate, quantified, in order to avoid misleading or false news which may distort the price of the relevant securities.

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

Trading by Endesa and its Subsidiaries in Endesa Ordinary Shares

        The Spanish Corporations Law dated December 22, 1989 (the "Spanish Corporations Law") prohibits the purchase by Endesa and its subsidiaries of Endesa ordinary shares in the secondary market except in limited circumstances. Such a purchase of ordinary shares must be authorized by the general meeting of stockholders of Endesa and, in the case of a purchase of Endesa ordinary shares by a subsidiary of Endesa, also by a general meeting of shareholders of the subsidiary. The ordinary shares so purchased have no economic or voting rights while held by the Endesa Group and have no voting rights while held by Endesa's subsidiaries. The purchaser must create reserves equal to the purchase price of any Endesa ordinary shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company. The total number of Endesa ordinary shares held by Endesa and its subsidiaries may not exceed 5% of the total capital of the Endesa Group. At

December 31, 2003, Endesa owned 2,089,661 of its own ordinary shares, or approximately 0.2% of Endesa ordinary shares then outstanding. See Note 12 to our consolidated financial statements for information relating to transactions by Endesa in its own ordinary shares.

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

General

        The issued capital of Endesa at December 31, 2003 was €1,270,502,540.40 divided into a single series of 1,058,752,117 ordinary shares in book-entry form, with a nominal value of €1.20 each. All of the ordinary shares are fully paid and non-assessable. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth under "—Foreign Investment and Exchange Control Regulations."

        We are registered with the Commercial Registry of Madrid (Spain). Our registration number at the Commercial Registry of Madrid is volume 323, folio 1, page 6,405. Our business objective, as described in Article 2 of the Articles of Association, consists of:

  •
  various commercial and industrial activities in the electricity business sector;

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

        The general shareholders' meeting held on April 2, 2004 approved certain amendments to our bylaws, including a revised Article 33 (Right to Information) and a new Article 30 bis (Voting and

proxies through electronic communications), the latter of which responds to the requirement to adopt our bylaws to certain changes required by applicable Spanish legislation designed to improve corporate transparency and provide shareholders with additional manners of exercising their rights to vote their shares.

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

Duty to Notify the Government of Certain Transactions and Resolutions

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

        The Spanish government, in light of the aforementioned EC opinion, passed Law 62/2003, of December 30, pursuant to which the regulatory regime on corporate decision-making established by Law 5/1995, including the application of said regulation with respect to Endesa, S.A. and certain of our affiliates was amended.

        There are two principal changes to the regulatory regime. First, the requirement for pre-approval by Spanish regulators has been abolished and replaced with a pre-notification system which permits regulatory action post-decision or act, though it is important to note that such decisions or acts may be suspended during the regulatory body's review. Second, the new regulatory regime only permits administrative action in the event that the decision or act implies significant risks or material effects, direct or indirect, on activities developed by companies, with the goal of guaranteeing the adequate management and provision of services by the same, with certain objective criteria established in the Law.

        The following decisions or acts are expressly contemplated in the applicable regulation so long as such decisions or acts imply a national effect: resolutions or acts relating to or in connection with the acquisition, whether direct or indirect, of the shares of Endesa, S.A., Endesa Generación, S.A., and

Endesa Distribución Eléctrica, S.A. or other securities, interests or rights that could give the right, directly or indirectly, to subscribe for or acquire such shares, when such acquisition has as a consequence the disposal of at least 10% of the share capital of Endesa, S.A. or the aforementioned affiliates. Nevertheless, in light of the fact that Endesa, S.A. is a listed company, there is an express exemption for acquisitions of shares strictly of a financial nature that do not imply any interest in the management or control of Endesa, S.A.

        Transfer or encumbrance, in any form and under any title, of the stock or other securities held by Endesa, S.A. Endesa Generación, S.A., and Endesa Distribución Eléctrica, S.A. is also subject to the aforementioned regime.

        Finally, the voluntary winding-up, spin-off or merger of any of the aforementioned companies only requires the notification of such event to Spanish regulators.

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

C. MATERIAL CONTRACTS

  Viesgo

        On September 19, 2001 we entered into an agreement to sell our 100% interest in Electra de Viesgo I (Viesgo) to Enel SpA. Enel SpA acquired 12.5% of Viesgo in December 2001 and the remaining 87.5% in January 2002 for an aggregate purchase price of €2,147 million. For further details regarding the terms of this contract, see "Item 4. Information on the Company—B. Business Overview—Non-Core Diversified Assets—Capital Expenditures and Divestitures—Divestitures".

  Endesa Italia

        In September 2001, a consortium in which we held a 45.3% stake acquired the Italian generation company, Elettrogen, from Enel SpA for approximately €2.6 billion. The other members of the consortium included Santander Central Hispano and ASM Brescia. For more detailed information regarding these agreements and the current ownership structure of this business, see "Item 4. Information on the Company—B. Business Overview—Electricity Business in Europe—Generation".

  Sale of Electricity Transmission Assets

        In November 2002, our board of directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that were in service as of December 31, 2002, as well as certain construction projects in progress that were scheduled to commence operations in 2003 to Red Eléctrica de España (REE) for €1,052 million, €950 million of which corresponds to the assets sold and €102 million of which corresponds to payment by REE for network operation and maintenance services we will provide for a period of three years following the closing of the transaction. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. This transaction closed in the first quarter of 2003 and resulted in capital gains of €543 million.

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

        Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with Spain containing an "exchange of information" clause will be exempt from taxation in Spain. Under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% of the capital of Endesa during the 12 months preceding the disposition of the stock. In principle, you are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with a Spanish tax form 210.

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

        This discussion assumes that we are not, and will not become, a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, as described more fully below. This discussion also assumes that each obligation of the deposit agreement between us, Citibank, N.A., as depositary, and all holders of Endesa ADSs and any related agreement will be performed in accordance with its terms and that the representations made by Citibank, N.A., as depositary, regarding the pre-release of Endesa ADSs are true. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate holders, as described below. Accordingly, the creditability of Spanish taxes described below, and the availability of the reduced tax rate for dividends received by certain noncorporate holders, could be affected by actions that may be taken by the parties to whom the ADSs are released.

  Ownership and Disposition of Endesa ADSs or Ordinary Shares

  Taxation of Dividends

        Distributions (other than certain pro rata distributions of ordinary shares) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Spanish income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations, dividends paid to noncorporate holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

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

        In 2002, we formally approved our Global Risk Management Policy that establishes the principles governing and corporate body responsible for the management and control of risks. This policy is applicable to each of the companies that are majority-owned, controlled or managed by Endesa. The policy includes the establishment of the Risk Management Committee responsible for defining our global risk management policies and establishes the limits on levels of risk for Endesa's businesses and corporate bodies. Previously, our business and corporate bodies applied specific risk management policies that are now fully coordinated by our Global Risk Management Policy.

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

        The structure of our debt at December 31, 2003, distinguishing between fixed- and floating-rate debt, is as follows:

	Fixed rate	Floating rate	Total
	(millions of euro)
Bonds and debentures	9,524	1,614	11,138
Commercial paper	42	846	888
Bank debts	1,008	5,018	6,026

Total	10,574	7,478	18,052

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

        We have incurred foreign currency-denominated debt obligations in order to fund investments outside Spain, principally in Latin America. Substantially all of such foreign debt obligations are denominated in U.S. dollars and Latin American currencies.

        In order to mitigate the potential impact of currency exchange rate fluctuations, we hedge a portion of those risks through the use of derivative financial instruments, such as swaps, options and exchange rate forward contracts, and exchange rate insurance. These strategies, if successful, decrease our foreign exchange rate risk.

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

  Commodity Price Risk

        We are exposed to commodity price risk principally in connection with our electricity generation and supply business in Spain and Italy. In particular, we are exposed to market price risk for:

  •
  the purchase of fuel (including fuel-oil, coal and natural gas) used to generate electricity; and

  •
  the sale of a portion of the electricity that we generate in Spain and Italy.

        We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. At December 31, 2003, the fair value of our fuel oil purchases hedge position was positive $8 million. This amount is not necessarily indicative of the value realized when such contracts settle.

        We are exposed to market price risk with respect to a portion of the energy that we generate in Spain, consisting of the excess of our production over the amount of energy that we sell to deregulated and regulated customers. This amount is equivalent to approximately 5% of the energy that we produce in Spain annually. We do not hedge this exposure to electricity price volatility. To the extent a net open position exists, fluctuating electricity prices can impact our financial position or results of operations, either favorably or unfavorably.

        We are also subject to commodity price risk in connection with our energy trading activities, which we engage in mainly to hedge our exposure to commodity price risk and to fix the selling price of our electricity sales to final customers in Europe (outside Spain). However, this risk was not material in 2002 or 2003 because these activities were not significant. At December 31, 2003, the fair value of our trading portfolio (which includes purchases and sales of electricity) was €5.8 million.

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

  Interest Rate Sensitivity Analysis

        The following tables provide information on our financial instruments at December 31, 2003 and at December 31, 2002 that are sensitive to interest rate fluctuations and include debt instruments, interest rate swaps and options. For debt commitments, the tables present the main cash flows and the resulting average interest rates weighted calculated by expected maturity date. For swaps, the tables present the notional amounts and the resulting weighted interest rates in accordance with the expected maturity. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement.

        All existing financing and derivatives operations at December 31, 2003 and at December 31, 2002 are described below, broken down by applicable currencies, type of financing and interest rate benchmarks. Average weighted interest rates are expressed as a margin applied to the benchmark rate indicated (weighted average spread shown in the tables). The information additionally presents the equivalent amount in euro to the corresponding interest rate compounded by the benchmark rate and the weighted average spread. The exchange rates are those set by the Bank of Spain as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear both in tables under the heading "Interest Rate Sensitivity" and in the tables under the heading "Exchange Rate Sensitivity".

        The following symbols explain certain abbreviations used in the following tables:

EQL	Equity link (Equity portfolio index)
TAB	Banking Active Rate—Chile
CDI	Certificate of banks deposit rate—Brazil
DTF	Fixed terms deposit rate—Colombia
VAC	Constant purchase value (inflation index)—Peru
TJLP	Long term official interest rate—Brazil
CF BIRF	World Bank cost of funds—World Bank
FINEL	Index of Brazilian institution FINEL
TR	Rate of reference for public debt—Brazil
IGPM	Market prices general index—Brazil

INTEREST-RATE SENSITIVITY
December 31, 2003

		Maturity Dates
Debt									Fair Value at December 31, 2003
	Denominated in	2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	511	128	603	53	3	52	1,348	1,348
Weighted average spread—Euribor		0.4%	0.4%	0.4%	0.5%	0.4%	0.5%
Structured Loans	EURO	0	0	240	141	30	0	412	412
Weighted average spread—Euribor				0.4%	0.3%	0.3%
EIB loans	EURO	38	38	51	51	51	403	631	631
Weighted average spread—Euribor		0.1%	0.1%	0.1%	0.1%	0.1%	0.3%
Credits	EURO	55	15	62	1	281	60	475	475
Weighted average spread—Euribor		0.8%	1.7%	1.0%	7.0%	0.3%	1.0%
MTN	EURO	302	0	142	0	0	150	594	594
Weighted average spread—Euribor		0.2%		0.3%			0.9%
MTN	EURO	0	0	0	80	0	90	170	170
Weighted average spread—EQL					0.0%		0.0%
MTN	EURO	0	0	0	0	0	25	25	25
Weighted average spread—IRS—Euro							-0.2%
MTN	EURO	0	0	0	0	0	15	15	15
Weighted average spread—IRS—GBP							0.0%
Debentures and bonds	EURO	550	0	0	0	0	0	550	550
Weighted average spread—Euribor		0.1%
Commercial paper	EURO	845	0	0	0	0	0	845	845
Weighted average spread—Euribor		1.5%
Other	EURO	109	0	0	0	0	0	109	109
Weighted average spread—Euribor		2.2%
Bank loans	USD	427	89	101	88	51	415	1,171	1,171
Weighted average spread—Libor		1.8%	2.5%	2.5%	2.4%	2.3%	2.2%
EIB loans	USD	47	46	167	46	46	30	384	384
Weighted average spread—Libor		0.1%	0.1%	0.0%	0.1%	0.1%	1.9%
Debentures and bonds	USD	0	0	35	0	0	0	35	35
Weighted average spread—Libor				1. %
MTN	CZK	0	0	0	0	15	0	15	15
Weighted average spread—Pribor						0.2%
Commercial paper	GBP	1	1	0	0	0	0	1	1
Weighted average spread—Libor		0.8%	0.8%
Bank loans	CLP	43	0	0	0	0	0	43	43
Weighted average spread—TAB.		0.5%
Bank loans	Brazilian Real	123	29	35	16	16	61	280	280
Weighted average spread—CDI		61.5%	43.4%	43.6%	1.0%	1.0%	37.0%
Bank loans	Other Currencies	219	5	0	50	1	0	275	275
Weighted average spread—DTF—VAC—CFB—BIRF		7.3%	4.6%		4.8%	4.8%
Debentures and bonds	Other Currencies	3	0	17	0	0	79	100	100
Weighted average spread—DTF		2.9%		3.0%			3.0%
TOTAL FLOATING		3,271	350	1,455	526	494	1,382	7,478	7,478

INTEREST-RATE SENSITIVITY
December 31, 2003

		Maturity Dates
Debt									Fair Value at December 31, 2003
	Denominated in	2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
Structured loans	EURO	30	0	0	0	0	62	92	101
Weighted average interest rate		4.8%					5.7%
EIB loans	EURO	1	0	0	0	0	0	1	3
Weighted average interest rate		10.1%
Commercial paper	EURO	0	0	42	0	0	0	42	42
Weighted average interest rate				13.9%
Debentures and bonds	EURO	200	0	0	0	0	500	700	717
Weighted average interest rate		4.5%					4.2%
Loans	EURO	1	0	433	0	0	0	434	459
Weighted average interest rate		2.0%		4.1%
MTN	EURO	510	700	1,250	30	0	2,399	4,889	4,889
Weighted average interest rate		3.6%	5.3%	5.5%	5.3%		5.3%
EIB loans	CHF	5	0	0	0	0	0	5	5
Weighted average interest rate		6.4%
MTN	CZK	31	0	0	0	0	0	31	31
Weighted average interest rate		6.3%
MTN	GBP	0	0	0	0	0	568	568	568
Weighted average interest rate							6.1%
Bank loans	USD	187	56	13	31	10	32	329	345
Weighted average interest rate		6.2%	7.1%	6.7%	6.9%	6.5%	6.6%
EIB loans	USD	0	0	0	0	0	0	0	1
Weighted average interest rate		14.4%
MTN	USD	0	0	0	0	0	277	277	277
Weighted average interest rate							6.0%
Local debentures and bonds	USD	23	16	380	48	317	1,636	2,420	2,650
Weighted average interest rate		21.5%	8.6%	7.8%	8.6%	7.9%	8.0%
Other debt	USD	12	12	12	2	0	0	37	39
Weighted average interest rate		9.7%	9.7%	9.7%	9.7%
EIB loans	JPY	0	0	0	0	0	0	0	1
Weighted average interest rate		8.0%
MTN	JPY	0	0	37	0	59	0	96	96
Weighted average interest rate				0.7%		1.1%
Local debentures and bonds	CLP	1	4	98	6	7	262	378	378
Weighted average interest rate		5.5%	5.5%	5.4%	5.7%	5.7%	5.7%
Local debentures and bonds	Brazilian Real	1	0	0	0	0	0	1	1
Weighted average interest rate		12.0%
Bank loans	Brazilian Real	15	30	11	11	7	17	92	92
Weighted average interest rate		9.9%	9.8%	9.0%	8.8%	8.6%	8.4%
Bank loans	Other Currencies	4	0	1	2	2	7	17	17
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debentures and bonds	Other Currencies	8	23	114	14	0	6	164	164
Weighted average interest rate		6.4%	6.4%	6.5%	6.7%	10.0%	10.3%
TOTAL FIXED		1,031	840	2,391	143	403	5,767	10,574	10,876
TOTAL FIXED + FLOATING		4,302	1,190	3,846	669	897	7,148	18,052	18,354

INTEREST-RATE SENSITIVITY
December 31, 2003

		Maturity Dates
	Denominated in								Fair Value at December 31, 2003
		2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro
From floating to fixed		1,278	160	980	431	959	2,883	6,691	(174.65)
Spread received—Euribor	EUR	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	EUR	4.20%	4.54%	4.04%	3.93%	4.18%	4.34%
From fixed to floating		540	700	900	30		1,914	4,084	309.77
Rate received	EUR	3.8%	5.0%	4.6%	5.3%		5.3%
Spread paid—Euribor	EUR	0.24%	0.1%	-0.4%	0.3%		0.1%
From floating to floating				240	75	30		346	3.90
Spread received—Euribor	EUR			0.35%	0.29%	0.3%
Spread paid—Euribor	EUR			-0.1%	-0.1%	-0.1%
From floating to floating					80			80	(2.19)
Spread received—EQL	EUR				0.00%
Spread paid—Euribor	EUR				0.25%
From floating to floating							90	90	13.16
Spread received—IPCL	EUR						0.00%
Spread paid—Euribor	EUR						0.16%
From floating to floating							25	25	0.77
Spread received—IRS Euro	EUR						-0.242%
Spread paid—Euribor	EUR						0.314%
From floating to floating							15	15	0.91
Spread received—IRS GBP	EUR						0.000%
Spread paid—Euribor	EUR						0.100%
Interest Rate Swap in Foreign Currency
From floating to fixed		114	35	153	35	264		601	(12.32)
Spread received—Libor	USD	1.04%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	6.17%	4.08%	4.13%	4.08%	3.15%
From fixed to floating		5						5	0.08
Rate received	CHF	6.35%
Spread paid—Libor	CHF	3.8%
From floating to floating		89	48	108				244	103.11
Spread received—Euribor	EUR	0.25%	0.28%	0.32%
Spread paid—Libor	USD	0.29%	0.34%	0.38%
From floating to floating		114						114	(25.51)
Spread received—Libor	USD	0.29%
Spread paid—Euribor	EUR	0.33%
From floating to floating							568	568	(64.97)
Spread received—Libor	GBP						6.13%
Spread paid—Euribor	EUR						6.02%
From fixed to fixed		38	38	38	38	38	277	468	(20.54)
Rate received	USD	4.08%	4.08%	4.08%	4.08%	4.08%	6.00%
Rate paid/received	EUR	4.38%	4.38%	4.38%	4.38%	4.38%	0.115%
From fixed to floating		31						31	4.87
Rate received	CZK	6.25%
Spread paid—Euribor	EUR	0.07%
From floating to floating						15		15	(1.21)
Floating rate received—Pribor	CZK					0.23%
Spread paid—Euribor	EUR					0.29%
From fixed to floating				75				75	19.08
Rate received	UF			6.20%
Spread paid—Libor	USD			1.50%
From floating to fixed				40				40	(6.88)
Spread received	USD			1.50%
Rate paid	UF			5.31%

From fixed to floating		88	11	40	—	—	—	139	(12.05)
Rate received	USD	6.99%	12.59%	5.49%	0.00%	0.00%	0.00%
Spread paid—% CDI	Brazilian Real	103.57%	107.00%	87.00%	0.00%	0.00%	0.00%
From floating to floating		39	1	—	—	—	—	40	(3.78)
Spread received—Libor	USD	8.68%	8.13%	0.00%	0.00%	0.00%	0.00%
Spread paid—% CDI	Brazilian Real	4.11%	5.00%	0.00%	0.00%	0.00%	0.00%
From floating to floating		77						77	(14.55)
Spread received—Libor	USD	3.00%
Spread paid—% CDI	Brazilian Real	75.35%
From fixed to floating				37		59		96	(25.07)
Rate received	JPY			0.698%		1.073%
Spread paid—Euribor	EUR			0.32%		0.35%
EXCHANGE RATE FORWARDS
Forward	EUR/USD	208						208	(9.59)
Forward	JPY/USD	9						9	(0.59)
Forward	UF/USD	314						314	10.03
Forward	BRL/USD	9						9	(0.23)
Forward	COP/USD	7						7	0.37
Forward	SOL/USD	4						4	(0.04)
INTEREST RATE OPTIONS
COLLAR		332	176	643	14			1,166	(34.46)
Buy CAP—Euribor	EUR	4.8%	5.6%	5.1%	6.00%
Sell Floor—Euribor	EUR	3.5%	3.8%	3.1%	3.50%
CAP							1,500	1,500	24.52
Buy CAP—Euribor	EUR						5.4%
Sell CAP—Euribor	EUR						6.8%
Exchange Rate COLLAR		1,097	40	871				2,007	(41.55)
Buy CAP—Libor	USD	5.5%	127.0%	5.5%
Sell Floor—Libor	USD	3.7%	3.8%	2.9%
TOTAL		4,393	1,208	4,125	703	1,366	7,271	19,066	40.37

INTEREST-RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	1,354	2	102	387	177	4	2,026	2,026
Weighted average spread—Euribor		0.4%	0.3%	0.4%	0.3%	0.3%	0.3%
Structured Loans	EURO				240	141	30	411	411
Weighted average spread—Euribor					0.4%	0.3%	0.3%
EIB Loans	EURO		38	38	51	51	204	382	382
Weighted average spread—Euribor			0.1%	0.1%	0.1%	0.1%	0.1%
Credits	EURO	65			1,015	127		1,207	1,207
Weighted average spread—Euribor		0.2%			0.1%	0.1%
Intercompany loans and credits	EURO	14						14	14
Weighted average spread—Euribor		0.0%
Bilateral loans and credits	EURO	58	12	11	9	8	46	144	144
Weighted average spread—Euribor		1.3%	0.4%	0.4%	0.4%		0.8%
MTN	EURO	545	300		300		155	1,300	1,300
Weighted average spread—Euribor		0.2%	0.2%		0.2%		0.9%
MTN	EURO					80	90	170	170
Weighted average spread—EQL						0.0%	0.0%
MTN	EURO						25	25	25
Weighted average spread—IRS							(0.2)%
MTN	EURO						15	15	15
Weighted average spread—IRS—GBP							0.0%
Debentures and bonds	EURO		550					550	550
Weighted average spread—Euribor			0.1%
Public sector loans	EURO	285						285	285
Weighted average spread—Euribor		0.0%
International debentures and bonds	EURO	364						364	361
Weighted average spread—Bank liabilities		0.8%
Commercial paper	EURO	1,294						1,294	1,294
Weighted average spread—Euribor		0.0%
Bank loans	USD	1,066	50	1,181	13	13	551	2,874	2,817
Weighted average spread—Libor		1.3%	1.2%	1.6%	1.5%	1.5%	1.5%
Credits	USD	4			108			112	112
Weighted average spread—Libor		0.1%			0.1%
EIB Loans	USD	42	47	47	194	48	85	463	463
Weighted average spread—Libor		(0.13)%	(0.1)%	(0.1)%	0.0%	(0.13)%	(0.53)%
Project financing	USD	40	36	34	42	27	126	305	305
Weighted average spread—Libor		1.7%	1.7%	1.7%	1.7%	1.7%	1.6%
Commercial paper	USD	163						163	163
Weighted average spread—Libor		0.0%
Credits	JPY				51			51	51
Weighted average spread—Libor					0.1%
Bank loans	JPY	61	10	1				72	72
Weighted average spread—Libor		2.6%	2.3%	2.3%
Commercial paper	CHF	72						72	72
Weighted average spread—Libor		0.0%

MTN	CZK						16	16	16
Weighted average spread—Pribor							0.2%
Commercial paper	GBP	365						365	365
Weighted average spread—Libor		0.0%
Bank loans	CLP		62					62	62
Weighted average spread—TAB.			0.5%
Project financing	Brazilian Real	2	2	3	3		42	52	52
Weighted average spread—FINEL—IGPM		1.1%	1.1%	1.0%	0.9%		0.9%
Public sector loans	Brazilian Real		16	13	14		61	104	104
Weighted average spread—TJLP—TR—IGPM			1.1%	1.0%	1.0%		1.0%
Lines of credit	Brazilian Real	5						5	5
Weighted average spread—CDI		3.0%
Bank loans	Other Currencies		12				38	50	50
Weighted average spread—DTF—VAC—CFB			3.0%				4.8%
Debentures and bonds	Other Currencies		4		11		96	111	111
Weighted average spread—DTF—VAC—CF			2.9%		2.9%		3.0%
Debentures and bonds	Other Currencies	2	2					4	4
Weighted average spread—DTF—VAC—CF		0.5%	0.5%
TOTAL FLOATING		5,801	1,143	1,430	2,438	672	1,584	13,068	13,008

INTEREST-RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
Structured loans	EURO		30		433		62	525	450
Weighted average interest rate			4.8%		4.1%		5.7%
EIB loans	EURO	1	1					2	4
Weighted average interest rate		10.1%	10.1%
Commercial paper	EURO				42			42	51
Weighted average interest rate					13.9%
Debentures and bonds	EURO	180	200				500	880	960
Weighted average interest rate		8.8%	4.5%				4.2%
MTN	EURO	300	510	700	1,250	30	1,678	4,468	4,748
Weighted average interest rate		4.8%	3.6%	5.1%	5.5%	5.3%	5.3%
EIB Loans	CHF	6	6					11	12
Weighted average interest rate		6.4%	6.4%
MTN	CZK		32					32	38
Weighted average interest rate			6.3%
MTN	GBP						615	615	696
Weighted average interest rate							6.1%
Bank loans	USD	15	19	13	13	13	19	92	92
Weighted average interest rate		6.0%	5.9%	6.3%	6.3%	6.2%	6.1%
EIB loans	USD	0	0					0	1
Weighted average interest rate		14.4%	14.4%
Public sector loans	USD	2	2	2	2	2	9	19	0
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Project financing	USD	30	30	30	30	28	109	257	250
Weighted average interest rate		5.4%	5.4%	5.4%	5.4%	5.5%	5.2%
MTN	USD	491					334	825	923
Weighted average interest rate		5.9%					6.0%
International debentures and bonds	USD	227	3		265	24	1,649	2,168	2,200
Weighted average interest rate		7.6%	7.7%		7.7%	7.9%	7.9%
Local debentures and bonds	USD			17		27	29	73	113
Weighted average interest rate				7.5%		7.5%	7.5%
Other debt	USD	16	14	14	14	2		60	60
Weighted average interest rate		7.8%	7.8%	7.9%	8.3%	7.4%
EIB Loans	JPY	0	0					0	1
Weighted average interest rate		8.0%	8.0%
MTN	JPY				40		64	104	89
Weighted average interest rate					0.7%		1.1%
Bank loans	CLP	2	2	2	2	1		9	9
Weighted average interest rate		9.0%	9.0%	9.0%	9.0%	9.0%
Local debentures and bonds	CLP	14	14	16		187	225	456	448
Weighted average interest rate		6.0%	6.0%	6.0%		5.9%	5.9%
Public sector loans	Brazilian Real	10	11	17	7		9	54	54
Weighted average interest rate		10.2%	10.1%	9.8%	9.9%		9.0%
Project financing	Brazilian Real	3	3	3	3	4	14	30	30
Weighted average interest rate		7.9%	7.9%	7.9%	8.0%	8.0%	8.1%
Local debentures and bonds	Brazilian Real	1						1	1
Weighted average interest rate		12.0%
Bank loans	Other Currencies	10						10	10
Weighted average interest rate		4.6%
Debentures and bonds	Other Currencies	9	22			82	7	120	129
Weighted average interest rate		7.4%	6.8%			7.0%	10.3%
Other debt	Other Currencies		4					4	4
Weighted average interest rate			37.0%
TOTAL FIXED		1,317	903	814	2,101	400	5,323	10,858	11,372
TOTAL FIXED + FLOATING		7,118	2,046	2,244	4,539	1,072	6,907	23,926	24,380

INTEREST-RATE SENSITIVITY
December 31, 2002

		Maturity Dates
	Denominated in								Fair Value at December 31, 2002
		2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro
From floating to fixed		644	1,239	120	700	200	2,672	5,575	(169.63)
Spread received—Euribor	EUR	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	EUR	4.77%	4.20%	4.63%	4.33%	4.52%	4.49%
From fixed to floating		633	540	700	900	30	1,892	4,695	304.34
Rate received	EUR	6.3%	3.7%	5.1%	4.7%	5.3%	5.3%
Spread paid—Euribor	EUR	0.04%	0.12%	0.1%	(0.4)%	0.3%	0.1%
From floating to floating					240	75	30	345	5.18
Spread received—Euribor	EUR				0.35%	0.29%	0.3%
Spread paid—Euribor	EUR				(0.13)%	(0.13)%	(0.13)%
From floating to floating						80		80	(0.16)
Spread received—EQL	EUR					0.00%
Spread paid—Euribor	EUR					0.25%
From floating to floating							90	90	13.09
Spread received—IPCL	EUR						0.00%
Spread paid—Euribor	EUR						0.16%
From floating to floating							25	25	1.10
Spread received—IRS Euro	EUR						(0.243)%
Spread paid—Euribor	EUR						0.314%
From floating to floating							15	15	(0.86)
Spread received—IRS GBP	EUR						0.000%
Spread paid—Euribor	EUR						0.100%
Forward Rate Agreements in Euro
Amount		2,600						2,600	(7.32)
Rate purchased	EUR	3.78%
Interest Rate Swap in Foreign Currency
From floating to fixed		191	95		143		292	721	(26.87)
Spread received—Libor	USD	0.00%	0.00%		0.00%		0.00%
Rate paid	USD	6.20%	7.10%		4.15%		4.08%
From fixed to floating		477						477	24
Rate received	USD	5.875%
Spread paid—Euribor	USD	0.0%
From fixed to floating			32					32	0.21
Rate received	CHF		6.35%
Spread paid—Libor	CHF		3.8%
From floating to fixed		80						80	(1.73)
Spread received—Libor	EUR	0.0%
Rate paid	JPY	0.6%
From floating to floating		364	107	248	365			1,084	160.80
Spread received—Euribor	EUR	0.80%	0.25%	0.28%	0.32%
Spread paid—Libor	USD	0.99%	0.29%	0.33%	0.37%
From floating to fixed		6						6	0.02
Spread received—Euribor	EUR	0.40%
Raid paid	USD	6.45%
From floating to floating		135.4	114					249	(10.29)
Spread paid—Libor	USD	0.000%	0.29%
Spread received—Euribor	EUR	0.000%	0.33%
From floating to floating		374.1						374	(9.59)
Spread received—Libor	GBP	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to fixed							624	624	(28.94)
Rate received	GBP						6.13%
Rate paid	EUR						6.02%

From floating to floating		72						72	0.67
Spread received—Libor	CHF	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to floating		13					319	332	70.87
Rate received	USD	5.19%					6.00%
Spread paid—Euribor	EUR	0.000%					0.115%
From fixed to floating			28					28	6.75
Rate received	CZK		6.25%
Spread paid—Euribor	EUR		0.07%
From floating to floating							17	17	(0.75)
Floating rate received—Pribor	CZK						0.23%
Spread paid—Euribor	EUR						0.29%
From fixed to floating		10	11	11	150	13	21	216	8.6
Rate received	UF	5.50%	5.50%	5.50%	6.14%	5.50%	5.50%
Spread paid—Libor	USD	0.80%	0.80%	0.80%	1.44%	0.80%	0.80%
From fixed to floating		140	42	13	48			243	44.00
Rate received	USD	10.56%	7.88%	11.00%	5.49%
Spread paid—% CDI	Brazilian Real	108.19%	95.00%	87.00%	100.00%
From floating to floating		91						91	0.00
Spread received—Yen	JPY	2.88%
Spread paid—Libor	USD	3.18%
From fixed to floating					49		74	123	(16.51)
Rate received	JPY				0.698%		1.073%
Spread paid—Euribor	EUR				0.32%		0.35%
From variable to fixed					48			48	(0.73)
Spread received	USD				1.50%
Rate paid	UF				5.31%
From floating to floating			89					89	2.30
Spread received—Libor	USD		3.00%
Spread paid—% CDI	Brazilian Real		75.35%
Forward Rate Agreements in Foreign Currency
Amount		1,368						1,368	0.00
Rate purchased	USD	3.2%
EXCHANGE RATE FORWARDS
Forward	JPY/USD	72	11					83	(9.67)
Forward	UF/USD	360						360	(1.48)
Forward	BRL/USD	135						135	9.96
Forward	COP/USD	21						21	0.94
Forward	SOL/USD	21						21	(0.37)
INTEREST RATE OPTIONS
COLLAR		571	331		100			1,002	(7.32)
Buy CAP—Euribor	EUR	4.7%	4.8%		5.3%
Sell Floor—Euribor	EUR	2.9%	3.5%		3.5%
Exchange Rate COLLAR			1,310	508	1,335			3,153	(128.54)
Buy CAP—Libor	USD		5.4%	5.5%	5.5%
Sell Floor—Libor	USD		3.6%	3.8%	3.5%
TOTAL		8,378	3,949	1,600	4,078	398	6,071	24,474	231.78

  Exchange Rate Sensitivity Analysis

        The following tables provide information regarding our financial instruments and derivatives at December 31, 2003 and at December 31, 2002 that are sensitive to exchange rate fluctuations. These include bond instruments, currency swaps and exchange rate insurance. For debt commitments, the tables present the main cash flows and the resulting average interest rate weighted by the expected maturity date. For swaps, the tables present the notional amounts and the resulting interest rate weighted by the expected contractually agreed expiry (maturity) date.

        For exchange rate insurance, the tables show the notional amounts weighted by the expected maturity (contractual expiry) date. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement. The average weighted interest rates are presented as a margin applied to the benchmark rate indicated. Except where indicated, the information presents the equivalent amount in euros, since the euro is the currency in which Endesa presents its accounts. The exchange rates used are those fixed by the Bank of Spain as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear in both the following tables and the tables under the heading "Interest Rate Sensitivity" above.

EXCHANGE RATE SENSITIVITY
December 31, 2003

		Maturity Dates
Debt									Fair Value at December 31, 2003
	Denominated in	2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	USD	427	89	101	88	51	415	1,171	1,171
Weighted average spread—Libor		1.8%	2.5%	2.5%	2.4%	2.3%	2.2%
EIB loans	USD	47	46	167	46	46	30	384	384
Weighted average spread—Libor		0.1%	0.1%	0.0%	0.1%	0.1%	1.9%
Debentures and bonds	USD	0	0	35	0	0	0	35	35
Weighted average spread—Libor				1.5%
MTN	CZK	0	0	0	0	15	0	15	15
Weighted average spread—Pribor						0.2%
Commercial paper	GBP	1	1	0	0	0	0	1	1
Weighted average spread—Libor		0.8%	0.8%
Bank loans	CLP	43	0	0	0	0	0	43	43
Weighted average spread—TAB		0.5%
Bank loans	Brazilian Real	123	29	35	16	16	61	280	280
Weighted average spread—CDI		61.5%	43.4%	43.6%	1.0%	1.0%	37.0%
Bank loans	Other Currencies	219	5	0	50	1	0	275	275
Weighted average spread—DTF VAC-CF-BIRF		7.3%	4.6%		4.8%	4.8%
Debentures and bonds	Other Currencies	3	0	17	0	0	79	100	100
Weighted average spread—DTF		2.9%		3.0%			3.0%
TOTAL FLOATING		862	170	356	200	129	587	2,304	2,304

EXCHANGE RATE SENSITIVITY
December 31, 2003

		Maturity Date
Debt									Fair Value at December 31, 2003
	Denominated in	2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
EIB loans	CHF	5	0	0	0	0	0	5	5
Weighted average interest rate		6.4%
MTN	CZK	31	0	0	0	0	0	31	31
Weighted average interest rate		6.3%
MTN	GBP	0	0	0	0	0	568	568	568
Weighted average interest rate							6.1%
Bank loans	USD	187	56	13	31	10	32	329	345
Weighted average interest rate		6.2%	7.1%	6.7%	6.9%	6.5%	6.6%
EIB loans	USD	0	0	0	0	0	0	0	1
Weighted average interest rate		14.4%
MTN	USD	0	0	0	0	0	277	277	277
Weighted average interest rate							6.0%
Local debentures and bonds	USD	23	16	380	48	317	1,636	2,420	2,650
Weighted average interest rate		21.5%	8.6%	7.8%	8.6%	7.9%	8.0%
Other debt	USD	12	12	12	2	0	0	37	39
Weighted average interest rate		9.7%	9.7%	9.7%	9.7%
EIB loans	JPY	0	0	0	0	0	0	0	1
Weighted average interest rate		8.0%
MTN	JPY	0	0	37	0	59	0	96	96
Weighted average interest rate				0.7%		1.1%
Debentures and bonds	CLP	1	4	98	6	7	262	378	378
Weighted average interest rate		5.5%	5.5%	5.4%	5.7%	5.7%	5.7%
Debentures and bonds	Brazilian Real	1	0	0	0	0	0	1	1
Weighted average interest rate		12.0%
Bank loans	Brazilian Real	15	30	11	11	7	17	92	92
Weighted average interest rate		9.9%	9.8%	9.0%	8.8%	8.6%	8.4%
Bank loans	Other Currencies	4	0	1	2	2	7	17	17
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debentures and bonds	Other Currencies	8	23	114	14	0	6	164	164
Weighted average interest rate		6.4%	6.4%	6.5%	6.7%	10.0%	10.3%
TOTAL FIXED		288	140	666	113	403	2,805	4,416	4,664
TOTAL FIXED + FLOATING		1,151	310	1,022	313	532	3,392	6,720	6,968

EXCHANGE RATE SENSITIVITY
December 31, 2003

		Maturity Date
	Denominated in								Fair Value at December 31, 2003
		2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		114	35	153	35	264		601	(12.32)
Spread received—Libor	USD	1.04%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	6.17%	4.08%	4.13%	4.08%	3.15%
From fixed to floating		5						5	0.08
Rate received	CHF	6.35%
Spread paid—Libor	CHF	3.8%
From floating to floating		89	48	108				244	103.11
Spread received—Euribor	EUR	0.25%	0.28%	0.32%
Spread paid—Libor	USD	0.29%	0.34%	0.38%
From floating to floating		114						114	(25.51)
Spread received—Libor	USD	0.29%
Spread paid—Euribor	EUR	0.33%
From floating to floating							568	568	(64.97)
Spread received—Libor	GBP						6.13%
Spread paid—Euribor	EUR						6.02%
From fixed to fixed		38	38	38	38	38	277	468	(20.54)
Rate received	USD	4.08%	4.08%	4.08%	4.08%	4.08%	6.00%
Rate paid	EUR	4.38%	4.38%	4.38%	4.38%	4.38%	0.115%
From fixed to floating		31						31	4.87
Rate received	CZK	6.25%
Spread paid—Euribor	EUR	0.07%
From floating to floating						15		15	(1.21)
Rate received—Pribor	CZK					0.23%
Spread paid—Euribor	EUR					0.29%
From fixed to floating				75				75	19.08
Rate received	UF			6.20%
Spread paid—Libor	USD			1.50%
From floating to fixed				40				40	(6.88)
Spread received	USD			1.50%
Rate paid	UF			5.31%
From fixed to floating		88	11	40	—	—	—	139	(12.05)
Rate received	USD	6.99%	12.59%	5.49%	0.00%	0.00%	0.00%
Spread paid—CDI	Brazilian Real	103.57%	107.00	87.00%	0.00%	0.00%	0.00%
From floating to floating		39	1	—	—	—	—	40	(3.78)
Spread received—Libor	USD	8.68%	8.13%	0.00%	0.00%	0.00%	0.00%
Spread paid—CDI	Brazilian Real	4.11%	5.00%	0.00%	0.00%	0.00%	0.00%
From floating to floating		77						77	(14.55)
Spread received—Libor	USD	3.00%
Spread paid—BCDI	Brazilian Real	75.35%
From fixed to floating				37		59		96	(25.07)
Rate received	JPY			0.698%		1.073%
Spread paid—Euribor	EUR			0.32%		0.35%
EXCHANGE RATE FORWARDS
Forward	EUR/USD	208						208	(9.59)
Forward	JPY/USD	9						9	(0.59)
Forward	UF/USD	314						314	10.03
Forward	BRL/USD	9						9	(0.23)
Forward	COP/USD	7						7	0.37
Forward	SOL/USD	4						4	(0.04)
INTEREST RATE OPTIONS
Exchange Rate COLLAR		1,097	40	871				2,007	(41.55)
Buy CAP—Libor	USD	5.5%	127.0%	5.5%
Sell Floor—Libor	USD	3.7%	3.8%	2.9%
TOTAL		2,242	172	1,361	73	377	845	5,070	(101.34)

EXCHANGE RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank Loans	USD	1,066	50	1,181	13	13	551	2,874	2,817
Weighted average spread—Libor		1.3%	1.2%	1.6%	1.5%	1.5%	1.5%
Credits	USD	4			108			112	112
Weighted average spread—Libor		0.1%			0.1%
EIB loans	USD	42	47	47	194	48	85	463	463
Weighted average spread—Libor		(0.12)%	(0.13)%	(0.13)%	0.0%	(0.13)%	(0.53)%
Project financing	USD	40	36	34	42	27	126	305	305
Weighted average spread—Libor		1.7%	1.7%	1.7%	1.7%	1.7%	1.6%
Commercial paper	USD	163						163	163
Weighted average spread—Libor		0.0%
Credits	JPY				51			51	51
Weighted average spread—Libor					0.1%
Bank loans	JPY	61	10	1				72	72
Weighted average spread—Libor		2.6%	2.3%	2.3%
Commercial paper	CHF	72						72	72
Weighted average spread—Libor		0.0%
MTN	CZK						16	16	16
Weighted average spread—Pribor							0.2%
Commercial paper	GBP	365						365	365
Weighted average spread—Libor		0.0%
Bank loans	CLP		62					62	62
Weighted average spread—TAB			0.5%
Project financing	Brazilian Real	2	2	3	3		42	52	53
Weighted average spread—FINEL—IGPM		1.1%	1.1%	1.0%	0.9%		0.9%
Public sector loans	Brazilian Real		16	13	14		61	104	103
Weighted average spread—TJLP—TR—IGPM			1.1%	1.0%	1.0%		1.0%
Lines of credit	Brazilian Real	5						5	5
Weighted average spread—CDI		3.0%
Bank loans	Other Currencies		12				38	50	50
Weighted average spread—DTF VAC-CF			3.0%				4.8%
Debentures and bonds	Other Currencies		4		11		96	111	111
Weighted average spread—DTF			2.9%		2.9%		3.0%
Debentures and bonds	Other Currencies	2	2					4	4
Weighted average spread—VAC		0.5%	0.5%
TOTAL FLOATING		1,822	241	1,279	436	88	1,015	4,881	4,824

EXCHANGE RATE SENSITIVITY
December 31, 2002

		Maturity Dates
Debt									Fair Value at December 31, 2002
	Denominated in	2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
EIB Loans	CHF	6	6					12	12
Weighted average interest rate		6.4%	6.4%
MTN	CZK		32					32	38
Weighted average interest rate			6.3%
MTN	GBP						615	615	696
Weighted average interest rate							6.1%
Bank loans	USD	15	19	13	13	13	19	92	92
Weighted average interest rate		6.0%	5.9%	6.3%	6.3%	6.2%	6.1%
EIB loans	USD	0	0					0	1
Weighted average interest rate		14.4%	14.4%
Public sector loans	USD	2	2	2	2	2	9	19	0
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Project financing	USD	30	30	30	30	28	109	257	250
Weighted average interest rate		5.4%	5.4%	5.4%	5.4%	5.5%	5.2%
MTN	USD	491					334	825	923
Weighted average interest rate		5.9%					6.0%
International debentures and bonds	USD	227	3		265	24	1,649	2,168	2,200
Weighted average interest rate		7.6%	7.7%		7.7%	7.9%	7.9%
Local debentures and bonds	USD			17		27	29	73	113
Weighted average interest rate				7.5%		7.5%	7.5%
Other debt	USD	16	14	14	14	2		60	60
Weighted average interest rate		7.8%	7.8%	7.9%	8.3%	7.4%
EIB Loans	JPY	0	0					1	1
Weighted average interest rate		8.0%	8.0%
MTN	JPY					40	64	104	89
Weighted average interest rate						0.7%	0.1%
Bank loans	CLP	2	2	2	2	1		9	9
Weighted average interest rate		9.0%	9.0%	9.0%	9.0%	9.0%
Local debentures and bonds	CLP	14	14	16		187	225	456	448
Weighted average interest rate		6.0%	6.0%	6.0%		5.9%	5.9%
Public sector loans	Brazilian Real	10	11	17	7		9	54	53
Weighted average interest rate		10.2%	10.1%	9.8%	9.9%		9.0%
Project financing	Brazilian Real	3	3	3	3	4	14	30	30
Weighted average interest rate		7.9%	7.9%	7.9%	8.0%	8.0%	8.1%
Local debentures and bonds	Brazilian Real	1						1	1
Weighted average interest rate		12.0%
Bank loans	Other Currencies	10						10	10
Weighted average interest rate		4.6%
Debentures and bonds	Other Currencies	9	22			82	7	120	129
Weighted average interest rate		7.4%	6.8%			7.0%	10.3%
Other debt	Other Currencies		4					4	4
Weighted average interest rate			37.0%
TOTAL FIXED		836	162	114	376	370	3,083	4,941	5,159
TOTAL FIXED + FLOATING		2,658	403	1,393	812	458	4,098	9,822	9,983

EXCHANGE RATE SENSITIVITY
December 31, 2002

		Maturity Dates
	Denominated in								Fair Value at December 31, 2002
		2003	2004	2005	2006	2007	Subsequent	Total
		(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		191	95		143		292	721	(26.87)
Spread received—Libor	USD	0.00%	0.00%		0.00%		0.00%
Rate paid	USD	6.20%	7.10%		4.15%		4.08%
From fixed to floating		477						477	24
Rate received	USD	5.875%
Spread paid—Euribor	USD	0.00%
From fixed to floating			32					32	0.21
Rate received	CHF		6.35%
Spread paid—Libor	CHF		3.8%
From floating to fixed		80						80	(1.73)
Spread received—Libor	EUR	0.0%
Rate paid	JPY	0.6%
From floating to floating		364	107	248	365			1,084	160.80
Spread received—Euribor	EUR	0.80%	0.25%	0.28%	0.32%
Spread paid—Libor	USD	0.99%	0.29%	0.33%	0.37%
From floating to fixed		6						6	0.02
Spread received—Euribor	USD	0.40%
Rate paid	EUR	6.45%
From floating to floating		135.4	114					249	(10.29)
Spread received—Libor	USD	0.000%	0.29%
Spread paid—Euribor	EUR	0.000%	0.33%
From floating to floating		374.1						374	(9.59)
Spread received—Libor	GBP	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to fixed							624	624	(28.94)
Rate received—Libor	GBP						6.13%
Rate paid	EUR						6.02%
From floating to floating		71.8						72	0.67
Spread received—Libor	CHF	0.0%
Spread paid—Euribor	EUR	0.0%
From fixed to floating		12.9					319	332	70.87
Rate received	USD	5.19%					6.00%
Spread paid—Euribor	EUR	0.000%					0.115%
From fixed to floating			27.6					28	6.75
Rate received	CZK		6.25%
Spread paid—Euribor	EUR		0.07%
From floating to floating							16.5	17	(0.75)
Rate received—Pribor	CZK						0.23%
Spread paid—Euribor	EUR						0.29%
From fixed to floating		10	11	11	150	13	21	216	8.6
Rate received	UF	5.50%	5.50%	5.50%	6.14%	5.50%	5.50%
Spread paid—Libor	USD	0.80%	0.80%	0.80%	1.44%	0.80%	0.80%
From fixed to floating		140	42	13	48			243	44.00
Rate received	USD	10.56%	7.88%	11.00%	5.49%
Spread paid—CDI	Brazilian Real	108.19%	95.00%	87.00%	100.00%
From floating to floating		91						91	0.00
Spread received—Yen	JPY	2.88%
Spread paid—Libor	USD	3.18%
From fixed to floating					48.9		73.8	123	(16.51)
Rate received	JPY				0.698%		1.073%
Spread paid—Euribor	EUR				0.32%		0.35%
From floating to fixed					48			48	(0.73)
Spread received	USD				1.50%
Rate paid	UF				5.31%

From floating to floating			89					89	2.30
Spread received—Libor	USD		3.00%
Spread paid—CDI	Brazilian Real		75.35%
Forward Rate Agreements in Foreign Currency
Amount		1,368						1,368	0.0
Rate purchased	USD	3.2%
EXCHANGE RATE FORWARDS
Forward	JPY/USD	72	11					83	(9.67)
Forward	UF/USD	360						360	(1.48)
Forward	BRL/USD	135						135	9.96
Forward	COP/USD	21						21	0.94
Forward	SOL/USD	21						21	(0.37)
INTEREST RATE OPTIONS
Exchange Rate COLLAR			1,310	508	1,335			3,153	(128.54)
Buy CAP—Libor	USD		5.4%	5.5%	5.5%
Sell Floor—Libor	USD		3.6%	3.8%	3.5%
TOTAL		3,930	1,839	780	2,138	13	1,347	10,047	93.65

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2003, Endesa, S.A., under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, Endesa, S.A.'s Chief Executive Officer and Chief Financial Officer concluded that Endesa, S.A.'s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that Endesa, S.A. is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Endesa S.A.'s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There has been no change in Endesa, S.A.'s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Endesa, S.A.'s internal control over financial reporting.

ITEM 16.    RESERVED

        Not applicable.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Although we have not determined whether any particular member of our Audit and Control Committee is a "financial expert" in accordance with SEC rules and regulations, and therefore, have not named any particular member of such Committee as our "Audit Committee Financial Expert", we believe that all four members of the Committee have an understanding of Spanish GAAP, the ability to assess the general application of Spanish GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. All four members of our Audit and Control Committee have experience assessing the performance of Endesa, S.A. and its consolidated subsidiaries and overseeing our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

ITEM 16B.    CODE OF ETHICS

        Endesa, S.A. has the Rules on Corporate Integrity, comprised of the Charter Governing Senior Management, the Charter Governing Executives and the Employees' Code of Conduct. They establish the principles that guide their respective actions: ethical conduct, professional standards and confidentiality. They also establish the limitations and define the conflicts of interest arising from their status as executives and senior executives. Since the adoption of the Rules on Corporate Integrity on March 25, 2003, we have not waived compliance with, nor made any amendment to, the Rules on Corporate Integrity. The Rules on Corporate Integrity have been filed as Exhibit 11.1 to this Annual Report on Form 20-F. The English translation of the Rules on Corporate Integrity have been filed as Exhibit 11.2 to this Annual Report on Form 20-F.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Touche España, S.L., as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for the periods indicated.

Services Rendered	2003	2002	Total
	(thousands of euros)
Audit Fees	5,196	4,444	9,640
Audit-Related Fees(1)	2,037	817	2,854
Tax Fees(2)	159	—	159
All Other Fees(3)	644	230	874

Total	8,036	5,491	13,527

(1)
In 2003, includes fees for: review of Endesa, S.A.'s internal control model (€761,761); due diligence (€750,000); review of certain distribution and transport of electric energy investments (€250,100); services related to exchange rate hedge policies under IAS (€150,000); and other audit-related services (€125,000). In 2002, includes fees for: services rendered in connection with our sale of Viesgo (€278,750) and Spanish mainland transmission assets to REE (€258,700); and other audit-related services (€279,367).

(2)
In 2003, includes mainly fees paid for tax consultancy work in Italy.

(3)
In 2003, includes fees for: consulting services provided by Deloitte Consulting in connection with a project to develop a corporate services unit (€276,174); services related to the impact of new regulation on the electricity market (€240,000); and other services (€127,582). In 2002, includes fees for program services (€213,179) and other services (€16,821).

        The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared in accordance with Spanish GAAP. In addition, we note that under Spanish GAAP the reported amount of fees paid to our auditors are €228,000 less than in the table above because applicable SEC rules and regulations require the reporting of the amount of out-of-pocket expenses incurred by our auditors while performing the services described in the table above for which we have reimbursed them, whereas under Spanish GAAP these expenses would not be classified as fees paid to our auditors.

  Audit Committee Pre-Approval Policies and Procedures

        Endesa's external auditors are appointed by its shareholders at the annual shareholders' meeting. Similarly, the external auditors of our subsidiaries located in countries where applicable law and regulation so establishes are appointed by such subsidiaries' shareholders.

        The Audit and Control Committee, through the corporate audit department, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

        The Audit and Control Committee has a pre-approval policy regarding the contracting of Endesa's external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Endesa or any of our subsidiaries reflected in agreements dated on or after May 6, 2003.

        The Audit and Control Committee approves recurring audit services and the fees related thereto as part of our annual budget process. For purposes of non-recurring audit services, the corporate audit department analyzes the applicable proposal and upon agreeing a definitive proposal with the external auditor, the proposal is submitted to the Audit and Control Committee for approval or denial.

        The pre-approval policy established by the Audit and Control Committee for non-audit services is as follows:

  •
  The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

  •
  At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm's independence.

  •
  Finally, the proposal is submitted to the Audit and Control Committee for approval or denial.

        All services described in footnotes (1), (2) and (3) to the table above have been approved in line with the procedure described immediately above since May 6, 2003.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

        See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19.    EXHIBITS

  (a)
  List of Financial Statements

Page
Report of Deloitte & Touche España, S.L. for Endesa, S.A. for the years ended December 31, 2001, 2002 and 2003	F-2
Report of Ernst & Young for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2002 and 2003	F-3
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-4
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-5
Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001	F-7
Notes to the Consolidated Financial Statements	F-8
  (b)
  List of Exhibits

1.1	Articles of Association, as amended.
1.2	Articles of Association, as amended (English translation).
4.1	Purchase and Sale Contract for 100% of the Shares of Elettrogen S.p.A., dated as of July 30, 2001, between Enel S.p.A. and Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A.*
4.2	Option Agreement for Purchase of Shares of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.*
4.3	Shareholder Agreement relating to purchase of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.*
4.4	Contract for the Sale of Shares in Electra de Viesgo, S.L., dated as of September 19, 2001, between Enel S.p.A. and Endesa Generación, S.A., Endesa Distribución, S.A. and Endesa, S.A.*
4.5	Contract for the Sale of Spanish mainland electricity transmission assets, dated as of March 27, 2003, to Red Eléctrica de España, S.A.
8.1	List of Subsidiaries.
11.1	Code of Ethics.
11.2	Code of Ethics (English translation).
12.1	Section 302 Chief Executive Officer Certification.
12.2	Section 302 Chief Financial Officer Certification.
13.1	Section 906 Certification.

*
Incorporated by reference to Endesa, S.A.'s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 30, 2003.

SIGNATURES

        The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENDESA, S.A.

By:	/s/ José Luis Palomo Alvarez Name: José Luis Palomo Alvarez Title: Chief Financial Officer

Date: June 30, 2004

INDEX TO ENDESA S.A.'S CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Deloitte & Touche España, S.L. for Endesa, S.A., for the years ended December 31, 2001, 2002 and 2003	F-2
Report of Ernst & Young for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2002 and 2003	F-3
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribution Sur S.A. (Edesur) for the year ended December 31, 2002	F-4
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-5
Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001	F-7
Notes to the Consolidated Financial Statements	F-8

INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders of Endesa, S.A.:

        We have audited the accompanying consolidated balance sheets of Endesa, S.A. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income for each of the three years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2003 and 2002 financial statements of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries and the 2002 financial statements of Empresa Distribuidora Sur, S.A. (Edesur), which statements reflect total assets constituting 8% and 10%, respectively, of consolidated total assets as of December 31, 2003 and 2002, and net sales constituting 3% and 5%, respectively, of consolidated net sales for the years ended December 31, 2003 and 2002, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries and Empresa Distribuidora Sur, S.A. (Edesur) is based solely on the reports of such other auditors.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa, S.A. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations for each of the three years ended December 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in Spain.

        Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders' equity as of December 31, 2003 and 2002, to the extent summarized in Note 26. The consolidated statements of cash flows for the years ended December 31, 2002 and 2001 included in Note 26 have been restated as explained therein.

DELOITTE & TOUCHE ESPAÑA, S.L.

/s/ Deloitte & Touche España, S.L.

Madrid, Spain

February 25, 2004, except for Note 24 and 26, as to which the date is June 18, 2004

Report of Independent Auditors

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

        We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.06 percent and 49.61 percent as of December 31, 2002 and 2003, respectively, and total revenues representing of 31.93 percent and 39.38 percent for the years ended December 31, 2002 and 2003, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented total assets of 0.87 percent and 1.07 percent of total assets as of December 31, 2002 and 2003, respectively, and net income representing 61.23 percent and 14.87 percent of the consolidated net income for the years then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

ERNST & YOUNG LTDA

/s/ Ernst & Young LTDA

Santiago, Chile
January 23, 2004
(except for Notes 32 and 34 for which the date is May 1, 2004)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
EMPRESA DISTRIBUIDORA SUR S.A.
(EDESUR S.A.)

We have audited the balance sheet of EDESUR S.A. (an Argentine corporation) as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, all expressed in U.S. dollars (not presented separately herein). Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on those financials statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of EDESUR S.A. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2002 and the results of operations for the year ended December 31, 2002, to the extent summarized in Note 29 of the Notes to the financial statements.

Buenos Aires, Argentina February 7, 2003	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. (Member Firm of Ernst & Young Global)
/s/ EZEQUIEL A. CALCIATI EZEQUIEL A. CALCIATI Partner

ENDESA, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

	2003	2003	2002
	Millions of Dollars (Note 3.a)	Millions of Euros
ASSETS
FIXED AND OTHER NONCURRENT ASSETS	42,423	33,678	35,792
Start-up expenses	18	14	16
Intangible assets (Note 8)	662	526	502
Intangible assets and rights	1,291	1,025	906
Allowances and accumulated amortization	(629)	(499)	(404)
Utility plant (Note 9)	33,964	26,962	27,741
Land and structures	2,385	1,893	1,961
Electricity plant	58,079	46,106	46,358
Other fixtures, machinery, tools, furniture and other tangible fixed assets	2,075	1,647	1,678
Electricity plant in progress	2,978	2,364	1,965
Other construction work in progress	127	101	248
Accumulated depreciation of electricity plant	(28,977)	(23,003)	(22,241)
Other accumulated depreciation and allowances	(2,703)	(2,146)	(2,228)
Long-term investments (Note 10)	7,758	6,159	7,451
Investments accounted for by the equity method	1,913	1,519	2,038
Loans to companies accounted for by the equity method	292	232	48
Long-term investment securities	722	573	539
Other loans	1,504	1,194	1,677
Prepaid taxes (Note 17)	3,476	2,759	3,253
Allowances	(149)	(118)	(104)
Parent Company shares (Note 12)	21	17	82

CONSOLIDATION GOODWILL (Note 7)	5,774	4,584	4,970

DEFERRED CHARGES (Note 6)	853	677	538

CURRENT ASSETS	8,953	7,108	6,876
Inventories (Note 11)	811	644	763
Accounts receivable	5,159	4,096	3,865
Trade receivables for sales and services	3,717	2,951	2,793
Receivable from companies accounted for by the equity method	21	17	21
Other accounts receivable	1,721	1,366	1,298
Allowances	(300)	(238)	(247)
Short-term investments	2,694	2,139	1,987
Short-term investment securities	244	194	125
Loans to companies accounted for by the equity method	19	15	251
Other loans	2,444	1,940	1,620
Allowances	(13)	(10)	(9)
Cash	231	183	201
Prepaid expenses	58	46	60

TOTAL ASSETS	58,003	46,047	48,176

The accompanying Notes 1 to 26 are an integral part of these consolidated balance sheets.

ENDESA, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

	2003	2003	2002
	Millions of Dollars (Note 3.a)	Millions of Euros
STOCKHOLDERS' EQUITY AND LIABILITIES
STOCKHOLDERS' EQUITY (Note 12)	11,085	8,801	8,043
Capital stock	1,601	1,271	1,271
Additional paid-in capital	1,733	1,376	1,376
Revaluation reserve	2,159	1,714	1,719
Other reserves of the Parent Company	4,168	3,309	3,642
Unrestricted reserves	3,566	2,831	3,086
Restricted reserves	602	478	556
Reserves at fully or proportionally consolidated companies	3,857	3,062	2,207
Reserves at companies accounted for by the equity method	87	69	64
Translation differences at fully consolidated companies	(3,819)	(3,032)	(3,226)
Income attributable to the Parent Company	1,652	1,312	1,270
Consolidated income	2,364	1,877	1,134
(Income) Loss attributable to minority interests (Note 13)	(712)	(565)	136
Interim dividend paid during the year	(353)	(280)	(280)

MINORITY INTERESTS (Note 13)	6,229	4,945	3,175
NEGATIVE CONSOLIDATION GOODWILL	16	13	13

DEFERRED REVENUES (Note 14)	1,904	1,512	1,356
Capital subsidies	1,296	1,029	927
Other deferred revenues	608	483	429

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 15)	5,671	4,502	4,221
Provisions for pensions and similar obligations	392	311	332
Other provisions	5,279	4,191	3,889

LONG-TERM DEBT (Note 16)	22,149	17,582	19,786
Debentures and other marketable debt securities	12,053	9,568	10,213
Payable to credit institutions	5,359	4,254	6,645
Other payables	4,724	3,750	2,921
Capital payments payable	13	10	7

CURRENT LIABILITIES	10,949	8,692	11,582
Debentures and other marketable debt securities (Note 16)	3,356	2,664	4,099
Payable to credit institutions (Note 16)	2,221	1,763	2,989
Payable to companies accounted for by the equity method	23	18	9
Trade accounts payable	3,004	2,385	2,573
Other nontrade payables	2,318	1,840	1,874
Operating allowances	16	13	18
Deferred expenses	11	9	20

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	58,003	46,047	48,176

The accompanying Notes 1 to 26 are an integral part of these consolidated balance sheets.

ENDESA, S.A. AND SUBSIDIARIES

2003, 2002 AND 2001 CONSOLIDATED STATEMENTS OF INCOME

	2003	2003	2002	2001
	Millions of Dollars (Note 3.a)	Millions of Euros
OPERATING REVENUES	20,967	16,644	17,238	16,085
Net sales (Note 18)	20,457	16,239	16,739	15,576
a) Sales	19,841	15,750	16,197	14,925
b) Services	456	362	452	504
c) Remuneration for the transition to competition	160	127	90	147
Expenses capitalized (Note 4-b)	203	161	320	330
Other operating revenues	307	244	179	179

OPERATING EXPENSES	17,007	13,500	13,656	12,910
Procurements	11,727	9,309	9,425	8,338
a) Electricity purchased	7,665	6,085	6,221	5,678
b) Cost of raw materials and other supplies	3,035	2,409	2,461	2,013
c) Electricity transmission and other external expenses	1,027	815	743	647
Personnel expenses	1,494	1,186	1,251	1,332
a) Wages, salaries, and similar expenses.	1,141	906	951	1,009
b) Employee welfare expenses	353	280	300	323
Depreciation and amortization expenses	2,023	1,606	1,696	1,829
Variation in operating allowances	72	57	2	109
Other operating expenses	1,691	1,342	1,282	1,302

OPERATING INCOME	3,960	3,144	3,582	3,175
FINANCIAL REVENUES	1,152	915	651	584
Revenues from equity investments	14	11	26	26
Other financial revenues	453	360	397	282
Exchange gains (Note 4-g)	685	544	228	276

FINANCIAL EXPENSES	2,078	1,650	2,285	2,306
Financial expenses	1,869	1,484	1,499	1,628
Variation in investment valuation allowances	6	5	9	4
Exchange losses (Note 4-g)	203	161	777	674

FINANCIAL LOSS	(926)	(735)	(1,634)	(1,722)
Equity in the income of companies accounted for by the equity method	106	84	134	102
Equity in losses of companies accounted for by the equity method	(68)	(54)	(227)	(220)
Amortization of consolidation goodwill (Note 7)	(364)	(289)	(355)	(289)

ORDINARY INCOME	2,708	2,150	1,500	1,046
NONOPERATING REVENUES (Note 18)	1,510	1,199	1,745	1,212
Gains on fixed assets	917	728	69	64
Gains on disposals of investments in fully or proportionally consolidated companies	69	55	1,066	152
Gains on disposals of investments in companies accounted for by the equity method	59	47	19	496
Capital subsidies transferred to income for the year	58	46	25	35
Nonoperating revenues or income	407	323	566	465

NONOPERATING EXPENSES (Note 18)	1,161	922	1,674	633
Losses on fixed assets	44	35	26	47
Variation in allowances for utility plant and intangible assets	10	8	143	33
Losses on disposal of investments in companies accounted for by the equity method	10	8	—	—
Nonoperating expenses and losses	1,097	871	1,505	553

NONOPERATING INCOME	349	277	71	579

CONSOLIDATED INCOME BEFORE TAXES	3,057	2,427	1,571	1,625

Corporate income tax (Note 17)	693	550	437	88

CONSOLIDATED INCOME FOR THE YEAR	2,364	1,877	1,134	1,537

Income (Loss) attributed to minority interests (Note 13)	712	565	(136)	58

INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	1,652	1,312	1,270	1,479

Net earnings per share (euros)	1.56	1.24	1.20	1.40

The accompanying Notes 1 to 26 are an integral part of the consolidated statement of income.

ENDESA, S.A.
AND SUBSIDIARIES

NOTES TO 2003 AND 2002 CONSOLIDATED
FINANCIAL STATEMENTS

1.-    GROUP DESCRIPTION

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

2.-    GROUP STRUCTURE AND SCOPE OF CONSOLIDATION

CORPORATE RESTRUCTURING

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

        On January 23, 2002, Endesa Internacional S.A and Endesa S.A contributed various European financial investments to Endesa Europa, S.L., including most notably the investments in Endesa Holding Italia S.R.L, Endesa Trading, S.A.U and Societé Nationale d'Electricité et de Thermique S.A. (Snet). These transactions relate only to internal corporate changes, without giving rise to any gains or losses for the Group.

        In August 2003 ELESUR sold all the shares of ENERSIS owned by it to ENDESA Internacional, S.A. Also, in December 2003 ELESUR sold more ENERSIS shares to ENDESA Internacional S.A., but in this case the shares had originally been owned by Chispa, which delivered them to ELESUR in December 2003 as payment for a capital reduction performed by that company.

        Following these transactions, all the ENERSIS shares that had previously been owned by the ENDESA Group were owned by ENDESA Internacional, S.A. as the head of ENDESA's corporate group in Latin America. Progress was thus made towards clarifying and simplifying the corporate structure of the Group.

        Also, in 2003 ELESUR sold to ENDESA Internacional, S.A. its directly-owned holdings in CERJ and EDESUR.

        In addition, in January 2003 ENDESA Diversificación, S.A. was partially spun off through the contribution of its ownership interest in ENDESA Gas to ENDESA Red. Following this transaction, ENDESA Gas was integrated from the organizational standpoint in the Spanish electricity business.

        Since these transactions were intercompany transactions, the consolidated financial statements do not include any gain or loss arising therefrom.

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

        The main changes in the scope of consolidation in 2003 were as follows:

  •
  Endesa Capital Finance, LLC was fully consolidated because ENDESA holds all the voting rights thereat. This company issued preferred shares amounting to €1,500 million (see Note 13).

  •
  From January 1, 2003, Río Maipo was no longer fully consolidated as a result of the sale by ENERSIS of its holding in this company.

  •
  As a result of the sale of ENDESA's holding in REPSOL, this company ceased to be accounted for by the equity method from the beginning of 2003.

  •
  MADE Tecnologías Renovables, S.A. ceased to be fully consolidated from July 1, 2003, because all its shares were sold.

3.-    BASIS OF PRESENTATION AND CONSOLIDATION PRINCIPLES

a)    True and fair view

        The consolidated financial statements as of December 31, 2003 and 2002, of ENDESA, S.A. ("Endesa" or "the Company") and its subsidiaries composing the Endesa Group (referred to as a whole as "the Endesa Group" or "the Group"), which were prepared from the individual financial statements of the consolidated companies, are presented in accordance with the revised Corporations Law, the Spanish National Chart of Accounts, Royal Decree 1815/1991 approving the regulations for the preparation of consolidated financial statements and Royal Decree 437/1998 approving the regulations adapting the Spanish National Chart of Accounts for electric utilities ("the Electricity Industry Chart of Accounts"), and the related implementing regulations. These consolidated financial statements present a true and fair view of the net worth and financial position of the consolidated Group and of the results of its operations and of the funds obtained and applied by it.

        Differences between Spanish GAAP and accounting principles generally accepted in the United States of America ("US GAAP") and their effect on the consolidated net income for each of the three years in the period ended December 31, 2002 and on the stockholders' equity as of December 31, 2002 and 2001 are set forth in Note 26.

        The consolidated financial statements of the Endesa Group and the individual financial statements of Endesa and of the subsidiaries as of December 31, 2003, have not yet been approved by the respective Stockholders' Meetings, although it is considered that they will be approved without any changes. The 2002 individual financial statements and, where applicable, consolidated financial statements of each of the companies consolidated were approved by the respective Stockholders' Meetings.

        The financial information expressed in U.S. dollars is presented for the convenience of the readers and in based on the Noon Buying Rate in New York City for cable transfer in euros as certified for customers purposes by the Federal Reserves Bank of New York on December 31, 2003 which was 0.7938 euros for each dollar. No representation is made those euros amounts could have been, or could be, converted into U.S. dollars at the rate on December 31, 2003 or at any other rate.

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

        The Exhibit to these notes to consolidated financial statements includes a detail of the fully consolidated companies and companies accounted for by the equity method.

        The subsidiaries not consolidated in 2003 and 2002 because as a whole they are not material in respect of the true and fair view of the consolidated financial statements are listed in the Exhibit to these notes to consolidated financial statements and were valued at the lower of cost or market (see Note 4-d). Had these subsidiaries been consolidated, the consolidated assets, liabilities, net worth and income would not have varied materially.

        The operations of Endesa and of the consolidated subsidiaries were consolidated in accordance with the following basic principles:

          1.     The consolidated financial statements include certain accounting adjustments to unify the accounting principles and procedures applied by the subsidiaries with those applied by the Parent

  Company. Specifically, unification was carried out by applying Spanish accounting principles to the accounts of the subsidiaries located outside of Spain.

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

        Goodwill is amortized over 20 years, since this is deemed to be the average period over which the investments made will be recovered. Each year the recoverability of the net values recorded is analyzed, and, where appropriate, the adjustments required to adapt the net values to the recoverable value of the goodwill are recorded. Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2003, the Group's directors considered that the goodwill recorded will be able to be recovered in full.

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

        In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and the holdings accounted for by the equity method to the Parent Company's accounts, since it is considered that these reserves will be used to finance the operations of each company and that those that may be distributed would not give rise to a material additional tax adjustment.

4.-    ACCOUNTING POLICIES

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

        The capitalized costs include direct and indirect labor and financial expenses, the latter for projects with a construction period of more than one year. Including in the nuclear fuel costs capitalized to the "Inventories" caption, €161 million and €320 million were capitalized in this connection in 2003 and 2002, and this amount is recorded under the "Expenses Capitalized" caption in the accompanying consolidated statement of income.

        Construction in progress is transferred to operating utility plant when the related trial period has ended, from which time it starts to be depreciated.

        Replacements or renewals of fixed asset items are recorded as additions to utility plant and the items replaced or renewed are relieved from the accounts.

        In accordance with the accrual principle of accounting, periodic maintenance, upkeep and repair expenses are expensed currently. Also, provisions for major repairs are recorded to cater for extraordinary overhauls or repairs of the utility plant. The provisions are recorded based on an annual estimate calculated on the basis of the estimated cost of the next overhaul or repair and the average length of time elapsed since the previous overhaul or repair.

        The Company's directors consider that the book value of the assets does not exceed their market value. The market value was calculated on the basis of the future discounted cash flows generated by these assets, including the remuneration for the transition to competition (see Note 9).

c)     Depreciation of utility plant

        Utility plant is depreciated on the basis of the following years of estimated useful life:

Years of Estimated Useful Life
Hydroelectric power plants	35 - 65
Fossil-fuel power plants	25 - 30
Nuclear power plants	30
Transmission facilities	40 - 50
Distribution facilities	40 - 50

        In accordance with the legislation applicable to the electricity industry, a portion of the book value of the fixed assets will be recovered through the remuneration for the transition to competition (see Note 6). Consequently, this value is being depreciated, with a charge to operating income, as said remuneration is received, over the transitional period ending in 2010.

        Pursuant to Royal Decree 1899/1984, Empresa Nacional de Residuos Radiactivos, S.A. (ENRESA) is responsible for the decommissioning of nuclear power plants and the treatment and final disposal of radioactive nuclear waste. ENRESA is funded by contributions of a specific portion of the electricity rate revenues. A contract between ENRESA and the electric utilities was executed on November 30, 1989, to formally document the transfer to ENRESA of responsibility for the treatment and final disposal of nuclear waste.

d)    Long-term investments

        The companies accounted for by the equity method are valued at the underlying book value corresponding to the Group's percentage of ownership. The net result obtained each year through these companies is recorded under the "Share in the Income/Share in Losses of Companies Accounted for by the Equity Method" caption in the consolidated statement of income.

        The other long-term investments, regardless of the percentage of ownership, are presented individually at the lower of cost, adjusted, where applicable, in accordance with the applicable legislation, or market. The market value is taken to be the underlying book value in the case of the holdings in unlisted companies, and the lower of average market price in the last quarter or market price at year-end in the case of the holdings in listed companies.

        Unrealized losses (market value lower than cost at year-end) are recorded under the "Allowances" caption on the asset side of the accompanying consolidated balance sheet.

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

        The Endesa Group has complied with all the conditions established by the official agencies that granted the subsidies, or is in a position to comply with them in the future.

g)     Translation of foreign currency balances

        Foreign currency balances are translated to euros at the exchange rates prevailing at the transaction date. As of December 31 each year, the outstanding balances of these transactions are reflected in the consolidated balance sheet at the exchange rates ruling as of that date.

        Exchange differences arising as a result of the adjustment of the aforementioned balances to year-end exchange rates are classified by due date and currency, and are recorded in accordance with the following general method:

          1)    Negative differences and realized positive differences or positive differences that offset negative differences arising in the year or in prior years are taken to income under the "Exchange Losses" or "Exchange Gains" captions, as appropriate, in the consolidated statement of income.

          2)    Unrealized exchange gains are recorded under the "Deferred Revenues" caption on the liability side of the consolidated balance sheet until they are realized.

        The Company arranges exchange risk hedging transactions for its investments in foreign companies by arranging financing in the functional currency of the country in which the investment is held or in a currency that is highly correlated with the related functional currency, which in all cases is the U.S. dollar. As a result of these hedging transactions, the projected flow of revenues over the useful life of the assets is matched over time with the loan repayments and interest.

        The exchange differences arising in these cases, multiplied by the percentage correlation between the euro/functional currency exchange rate and the euro/U.S. dollar exchange rate, are recorded under the "Translation Differences" caption in the accompanying consolidated balance sheet as the balancing item for the fluctuations in the hedged assets outside Spain, which is recorded under this same caption in the process of translating the financial statements in local currency to euros. The exchange differences relating to the non-correlated portion is recorded using the aforementioned general method.

        In 2003 and 2002 the net exchange gains and losses, respectively, allocated to the "Translation Differences" caption amounted to €281 million and €(30) million, net of the related tax effect and of the portion relating to minority interests.

h)    Monetary adjustment

        The companies located in countries where local accounting legislation requires that inflation adjustments be recorded (Chile, Colombia and Peru) adjust for the effect of inflation, from the date of their inclusion in the Group through year-end, the value of their nonmonetary assets and liabilities, including their stockholders' equity and minority interests balances, against the balance of the "Monetary Adjustment" account under the "Other Financial Revenues" caption in the accompanying consolidated statement of income. Monetary assets and liabilities are maintained at their face value and no adjustments are made thereto. The balance of the "Monetary Adjustment" account in 2003 amounted to €110 million, of which only €45 million had an effect on the income attributable to the Parent Company. In 2002 the effect of the monetary correction recorded by the subsidiaries located in the aforementioned countries on net income after taxes and minority interests amounted to €38 million.

        The effect of the monetary adjustment on the assets and liabilities is included in the respective notes in the "Other" column in the tables showing the variations during the year.

i)     Provisions for commitments to employees

  a)
  Supplementary pension payments

        In general, the Spanish Group companies have supplementary pension payment obligations to their employees, which vary from one Group company to another. These obligations and commitments consist of both defined-benefit and defined-contribution arrangements and are instrumented in pension plans or insurance contracts.

        Under the Framework Agreement dated October 25, 2000, the Endesa Group undertook to include all its new hires under a pension plan with a defined contribution of 3% of the employees' salary for retirement and a defined benefit of two annual salary payments for disability and death of serving employees, as coverage for which the appropriate insurance policies were taken out.

        For the employees hired prior to the Framework Agreement, the original systems have been respected, which are practically all mixed systems, i.e. defined-contribution arrangements for retirement and defined-benefit arrangements for disability and death of serving employees, as coverage for which the appropriate insurance policies were taken out. The contribution percentages and the definition of the risk benefits are the features that distinguish one system from another.

        However, there are two large groups of employees who were hired prior to the Framework Agreement (of a closed number in that no new employees can be included) who are not included in the general system of defined contributions for retirement and defined benefits for disability and death described above.

          1.     Electricity employees of the former Endesa: defined-benefit pensions for retirement, death and disability. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, the monitoring required for this system does not differ significantly from that required for the mixed plans described above.

          2.     Fecsa/Enher/HidroEmpordá employees: defined-benefit pension plan with annual salary growth tied to the increase in the CPI. This plan is treated exactly in the same way as a defined-benefit system, which is valued on the basis of the following assumptions:

    •
    Annual interest rate: 4%.

    •
    Annual pensionable salary growth rate by category: 2%.

    •
    Mortality table for non-disabled retired employees: GRM/F- 95.

    •
    Mortality table for serving employees: EVK90.

    •
    Criterion for determining the accrued obligation: hire-age method.

    •
    Retirement age: 60 or 65 years, depending on whether or not the conditions for early retirement are met.

  Under the legislation in force, accrued pension commitments had to be externalized, with which the Endesa Group complied. In the case of pension plans, pursuant to the related rebalancing plans, the funds are being transferred over a period of ten years, as provided for in Royal Decree 1588/1999. The commitments instrumented in the form of insurance policies are being externalized in some cases through the payment of the related premium in cash and in others using the financing envisaged in Royal Decree 1588/1999.

  In 1999 the Endesa Group recalculated the value of its obligations to serving employees using a discount rate of 4% and GRM/F-95 tables. In accordance with a Ministry of Economy and Finance Order dated December 29, 1999, the Group deferred over 15 years the recognition of the effects of this calculation. This effect, which amounts to €90 million and €103 million, is recorded under the "Deferred Charges" caption on the asset side of the accompanying consolidated balance sheets in 2003 and 2002, respectively, and an amortization expense of €12 million and €17 million were recorded with a charge to 2003 and 2002, respectively, income in this connection.

  Endesa has recorded a provision for the variances that might arise between the assumptions used in the externalization and the actual figures, and it retired the provision for the amount externalized from the consolidated balance sheet.

  The annual contributions to the pension plans are recorded directly with a charge to the "Personnel Expenses" caption in the consolidated statement of income. The contributions made in this connection in 2003 and 2002 amounted to €45 million and €39 million, respectively.

  The amounts recorded in the consolidated balance sheet as of December 31, 2003, cover the Group's obligations under the aforementioned pension commitments (see Note 15).

  b)
  Labor force reduction plans

        The Group has in progress labor force reduction plans, basically in Spain. The plans in Spain fall within the labor force reduction plans already approved.

        These plans envisage the possibility of employees taking early retirement. The plans guarantee that the employees will receive a given amount during their early retirement period and, in some cases, a lifelong pension once they have reached early retirement age if their social security pensions have been reduced.

        There are currently two types of plan in force:

          1)    Labor force reduction plans approved at the former companies prior to the corporate restructuring in 1999.

          The employees are entitled, based on the labor force reduction plan approved at each company, to take early retirement between the ages of 50 and 55, in the period from 1998 to 2005.

          The total number of employees considered in this connection is 7,283, of whom 678 have not yet taken early retirement, which they can take in the period ending December 31, 2005.

          2)    Voluntary redundancy plan approved in 2000.

          The employees are entitled to voluntary redundancy at the age of 60, provided that they have reached the age of 50 before December 31, 2005, and that they have at least ten years of service at that date.

          The total number of employees considered in this connection is 4,713, of whom 1,513 are currently in a situation of early retirement.

        The economic conditions applicable to the employees who have availed themselves of these plans are basically as follows:

        The Company will pay the employee, from the date of termination of his contract and through the first date of retirement that is possible after the unemployment benefits have come to an end and, at the very latest, until the ex-employee in question, reaching retirement age, vests the right to severance pay based on his last annual salary payment, which is updatable on the basis of the annual increase in the CPI.

        From the resulting amounts will be deducted the unemployment benefits and subsidies received, as well as any other amounts of official benefits for early retirement received prior to the date of definitive retirement.

        The Endesa Group has conducted an actuarial study of the provision required to cover these commitments using the following assumptions: GRM/F-95 mortality table and an assumed interest rate of 4%.

        In Latin America, the terminations envisaged in the Enersis Group's strategic plan will be made gradually in accordance with the possibilities offered by the legislation in force in each country.

        The amounts recorded in the consolidated balance sheet as of December 31, 2003 and 2002, cover the Group's obligations under the aforementioned commitments (see Note 15).

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

l)     Corporate income tax

        Corporate income tax is recorded as a period expense. This expense is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. The difference between the corporate income tax expense and the tax payable is due to timing differences in the recognition of the expenses and revenues giving rise to prepaid or deferred taxes (see Note 17).

m)   Recognition of revenues and expenses

        Revenues and expenses are recognized on an accrual basis. However, in accordance with the accounting principle of prudence, only realized income is recognized at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

n)    Customer connection charges

        The Group records the amounts received for extension charges as connection charges allocated to fixed assets under the "Deferred Revenues" caption in the consolidated balance sheet, and credits them to income over the years of useful life of the extension facilities financed thereby (see Note 14). The access charges included in the connection charges and the inspection and coupling charges are recognized as period revenues since they are not allocated to any fixed asset.

o)    Treasury stock

        Since there is no plan for the retirement of the shares of treasury stock of the Parent Company, they are valued at the lower of acquisition cost or underlying book value per the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection (see Note 12).

        If the cost of the shares of treasury stock is higher than their market value (taken to be the lower of year-end market price or average market price in the last quarter of the year), the provision required to cover this difference is charged to the "Nonoperating Income" caption in the consolidated statement of income. If the underlying book value is lower than the lower of the aforementioned cost or market values, an additional provision is recorded for the difference with a charge to unrestricted reserves (see Note 12).

p)    Derivatives and hedging transactions

        The Group's financial derivatives relate mainly to interest rate, exchange and electricity price or supply risk hedging transactions, which are aimed at eliminating or significantly reducing these risks in the underlying hedged transactions. The premiums paid for these derivatives are deferred by the interest method.

        The gains or losses arising during the term of these derivatives transactions are allocated to income by the same timing of recognition method as that used to record the gains or losses arising on the underlying transactions hedged by these derivatives.

        The Company values open transactions at year-end that are not deemed to constitute hedging transactions, and it recognizes the unrealized losses (cost higher than market price), if any, in the consolidated statement of income.

        Exchange differences arising in the year and year-end exchange differences are recorded as described in Note 4-g.

q)    Methods used to allocate assets, liabilities, expenses and revenues to the various business activities

        The various activities carried on by the Group were legally unbundled and, accordingly, the assignment of assets, liabilities, expenses and revenues relates to the companies engaging in each of these activities, and they are included as a separate business activity in the "Corporate Activities" column, which relates mainly to the activities of Endesa, S.A., Endesa Financiación Filiales, S.A. and to certain consolidation adjustments.

5.-    INDUSTRY REGULATION

a)    Spain:

        The regulation of the electricity industry in Spain is basically provided for in Electricity Industry Law 54/1997. The main features of the Law and subsequent implementing regulations are as follows:

  •
  Electricity is generated on a free-market basis, based on a system of offers tendered by the producers and a system of bids submitted by consumers eligible to choose their power supply source ("eligible consumers") and by the distributors and retailers.

  •
  The system's economic and technical management, transmission and distribution remain regulated activities, and their remuneration is established by law in an official list of rates applicable throughout Spain.

  •
  Since January 1, 2003, all consumers of electricity have been eligible customers and, therefore, they can freely choose whether to acquire their power under the regulated rate or to buy it in the deregulated market, either directly or through a retailer.

  •
  The Electricity Industry Law recognizes the existence of certain costs relating to the transition to a competitive market for the utilities owning the electricity production facilities that as of December 31, 1997, were included in the scope of application of Royal Decree 1538/1987 on the determination of the electricity rate for the electricity service management companies.

        Article 12 of the Electricity Industry Law establishes that the activities for the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. In this regard, on December 19, 2003, Royal Decree 1747/2003 was passed. This Royal Decree, which came into force on January 1, 2004, regulates the island and nonmainland electricity systems.

        The principles established in the Electricity Industry Law are thus adapted to the special feature of these geographical locations, particularly as regards generation, as a result of factors that differentiate them from the mainland electricity system such as their isolation, size and the number of electricity systems existing in each of them.

        Article 94 of Law 53/2002, implemented by Royal Decree 1432/2002, established the methodology to be used in calculating the regulated rate for the period from January 1, 2003, through December 31, 2010.

        The aforementioned Royal Decree initially limited the annual variation in the average rate to a maximum of 1.40%. However, it establishes that if using an assumed straight-line recovery of CTCs it is observed that the uncollected balance thereof as of December 31, 2010, is not equal to zero, in calculating the average or reference electricity rate the government will apply an increase equal to 1.40%.

        An increase or a reduction of up to 0.60% is provided for as a result of the revision of the forecasts made in calculating the rate for the two previous years in relation to certain variables, provided that they exceed certain limits: demand at the end consumer (1%), interest rate for money (50 basis points), additional costs of the special regime premiums (5%) and the price of gas (5%).

        Also, in calculating the average or reference electricity rate, the government can take into account the costs derived from changes in the legislation regulating the remuneration of the electricity activities.

        The new rate methodology expressly envisages as a cost to be taken into account in the calculation of the average or reference rate the cost relating to the shortfall in revenues from regulated activities prior to 2003. Accordingly, the utilities' right to recover the shortfalls arising in the period from 2000 through 2002, as a result of the fact that the revenues obtained in those years through the system rates and fees were not sufficient to cover the costs of the regulated activities, has been recognized. In the assignment of this shortfall to the utilities which contributed thereto, the percentage attributed to Endesa is 43.22%, i.e. €658 million.

        Additionally, the Royal Decree establishing the rate methodology recognizes as an additional system cost, to be recovered together with the aforementioned shortfall in revenues, the nonmainland cost revisions for 2001 and 2002.

        Based on this, through 2010 the annual amount required to recover on a straight-line basis both the net present value of the shortfall in revenues from regulated activities in 2000, 2001 and 2002 and that of the revisions of nonmainland costs for 2001 and 2002 will be included as a cost in the rate.

        For the purposes of their settlement and collection, these amounts will be treated in the same way as the revenues from regulated activities. Additionally, it is expressly established that these costs can be securitized.

        In this regard, on October 3, 2003, Ministry of Economy Order ECO/2714/2003 was passed. This Order implements Royal Decree 1432/2002 in connection with the assignment and/or securitization of the cost relating to the shortfall in revenues from regulated activities prior to 2003 and of the cost relating to the revisions of nonmainland costs and regulates the key aspects of the assignment or securitization of these rights.

        In accordance with this Order, ENDESA assigned all the remaining rights relating to the shortfall in revenues from regulated activities after the collection of €48 millions of principal in 2003. €599 million were received as a result of this assignment.

        Also, the determination by the aforementioned Order 2714/2003 of the value of the cost relating to the revisions of nonmainland costs, which relates in full to Endesa, is pending the implementation of the legislation relating to the island and nonmainland systems, which has almost been completed. In this regard, Endesa has recorded on the asset side of its balance sheet €116 million relating to the balance receivable of the estimated amount of the aforementioned value, and it received €17 million in this connection in 2003. The Company's directors consider that the definitive amount of these surplus costs will be higher than the amount recorded.

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

        In Brazil, the proposed new market model currently being developed aims to eliminate the spot market as an instrument for wholesale price formation and to foster the creation of a bilateral market.

        Distribution:    in the five countries in which the Group operates, the selling price to non-eligible customers is regulated and is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price. In Argentina, Chile and Peru the purchase price is regulatorily tied to the marginal generation cost. In Argentina, this price, which is revised quarterly, was not revised in the period from November 2002 to February 2004, when it was increased only for large customers. In Brazil the purchase price is regulated, and prices are currently set by the regulator in two cases. The first relates to prices under contracts approved by the regulator which are known as "initial contracts" and the second relates to the "regulatory value", which is the reference price set by the regulator for different technologies and represents the highest price that can be charged by the distributor to its regulated customers. In Colombia the purchase price is negotiated directly with the producers, but the price charged to the end customer carries an efficiency surcharge for the distributors as a whole when the prices are agreed on with the producers.

        Eligible customers:    the minimum supply thresholds at which electricity can be freely contracted in each country are as follows:

COUNTRY	MINIMUM MW
ARGENTINA	0.03
BRAZIL	3.0
CHILE	2.0
COLOMBIA	0.1
PERU	1.0

        Integration and concentration limits:    vertical integration is generally allowed if the activities are unbundled for accounting purposes. However, in Argentina there are restrictions on producers or distributors being majority stockholders of transmission companies. In Peru companies with a share of over 5% in a given business segment require authorization from the regulator to acquire a holding in a company operating in a different business segment. In Colombia companies formed after 1994 may not be vertically integrated, and there are restrictions on producers or distributors being majority stockholders of transmission companies. In Brazil the integration of generation and distribution is limited to 30%.

        As regards concentration, in Argentina there is no clear limit in the case of horizontal concentration. The law only safeguards competition, and expressly prohibits acts involving unfair trading or abuse of dominant position in the market. The legislation in force establishes that the regulator must authorize consolidations or mergers between players in the same business segment. In Brazil there are limits on concentration for both generation and distribution, and at both national and electricity subsystem level. At national level concentration is confined to 20% for both generation and distribution; at electricity subsystem level the limits are 35% in the North and North East subsystems, and 25% in the South-South East and Central-West subsystems. In Peru there is no limit on concentration, and authorization is only required from the regulator for the acquisition of another company when, including the company acquired, the ownership interest in the segment concerned exceeds 15%. There are currently no limits in Chile. In Colombia the maximum limit for horizontal concentration is 25% of the industry taken as a whole.

        System access:    in Argentina, Brazil, Colombia and Peru access rights and the related fee or access price are regulated by the relevant authority. In Chile, under the "Ley Corta", which was approved in January 2004 and is scheduled to come into force in March 2004, these prices, which to date have been freely negotiated on the basis of a procedure established by the related regulations, will be established using a regulated system similar to that in place in the other countries.

c)     Italy:

        The Italian electricity system is in the process of being deregulated in accordance with Community Law and is gradually being opened up for the customers. In 2003 the market was articulated in the form of bilateral contracts for eligible customers, a market for customers under the rate system and a capacity auction system for imported power and power subject to the CIP6 incentive. The bilateral contracts are established through free negotiations among the producers, wholesalers and eligible end customers. The market for electricity under the rate system is an economic merit-based dispatching system based on production costs, to which the producers entitled to collect stranded costs have access. This system is managed by GRTN (Gestore della Rete di Trasmissione Nazionale). The capacity auctions for imported power and power subject to the CIP6 incentive are organized by GRTN.

        The market is expected to be further opened up in 2004 with the introduction of an energy trading exchange in which producers, wholesalers and the "Single Buyer", which is responsible for buying power for customers supplied under the rate system, will be able to participate. The system of bilateral trading between producers, customers and the "Single Buyer" will work in parallel to this new exchange. The "Single Buyer" will be able to enter into power purchase contracts for supplies to customers under the rate system. The capacity auctions for imported power and power subject to the CIP6 incentive will also be maintained.

6.-    COSTS OF TRANSITION TO COMPETITION AND REMUNERATION FOR THE TRANSITION TO COMPETITION

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

        These costs are the result of comparing the remuneration that the companies would have received from their generating facilities under the former ratemaking system, which guaranteed recovery of the related investments, operating and maintenance costs, overheads and fuel costs and a return on the capital invested, with the flow of discounted revenues that they would obtain under market conditions. An efficiency factor of 32.5% was applied across-the-board for all the utilities. Also, certain costs relating to coal stocks and a premium for the use of Spanish coal were also recognized.

b)    Maximum amount of the remuneration

        Law 54/1997 stated that the overall base present value of the remuneration as of December 31, 1997, could not exceed €11,951 million. This amount was reduced to €10,438 million as a result of the entry into force of Law 50/1998. The maximum overall amount as of December 31 of each year of the components referred to in the preceding point will be calculated by adjusting the maximum overall base amount as of December 31 of the preceding year by the average three-month EURIBOR for the year.

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

        In 1999 and 2000 Article 107 of Law 50/1998, which modified the way in which the remuneration for transition to competition was paid, was in force. This Law established that 80% of the total discounted amount recognized for each company, net of the amount already received and applying a 20% discount to the remaining amount, would be paid through the assignment for this purpose, from January 1, 1999 onwards, of 4.5% of billings for electricity sales, without any time limit. The aforementioned Law also established that the remaining 20% of the remuneration for the transition to competition would be recovered as initially envisaged, i.e. by the "system of differences" between the average revenues obtained by the utilities from the electricity rates and the system costs, including the aforementioned 4.5% of the electricity rate.

        Royal Decree Law 2/2001 eliminated the assignment of 4.5%, returning to a situation in which all the technological costs of transition to competition would be treated as a maximum amount to be recovered through the previously established system of differences with a time limit through December 31, 2010. Despite the fact that the previous system was reinstated, the reduction established in Law 50/1998 was consolidated.

        If the average annual generation price is higher than €0.03606 (Pts.6) per KWh, this excess will be deducted from the value of the remuneration for transition to competition not yet received.

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

        The amounts indicated above that were not covered by the remuneration were retired from the balance sheet in 1997 and 1998 with a charge to reserves at fully consolidated companies, minority interests and prepaid taxes, as follows.

	1997			1998
	Reserves	Minority Interests	Prepaid Taxes	Reserves	Minority Interests	Prepaid Taxes
	Millions of Euros
Fixed assets	—	—	—	4	—	2
Deferred charges:	—	—	—	—	—	—
—Exchange differences	1	—	1	—	—	—
—Accruals and other	—	—	—	37	5	23
—Restructuring expenses	416	107	256	100	12	52

        A Ministry of Economy Order dated March 28, 2001, established that the utilities owning the electricity facilities that as of December 31, 2001, were included in the scope of application of Royal Decree 1538/1997 could, exclusively in their financial statements for 2000, write off against reserves the amount of the capitalized costs of transition to competition as of December 31, 2000, whose recovery was not considered to be reasonably assured through the remuneration for the transition to competition arising solely as a result of the elimination by Royal Decree Law 2/2001 of the assignment of 4.5% of billings for electricity sales to consumers.

        In this regard, pursuant to the aforementioned Ministerial Order, the Company's directors, in accordance with the accounting principle of prudence, considered that in the event of the unfavorable evolution of the assumptions made in the analysis of the recoverability of assets to be offset through CTCs as of December 31, 2000, the amount of the assets that could not be recovered as a result of the elimination of the assignment of 4.5% of billings by Royal Decree Law 2/2001 would amount to €1,899 million, and this amount was charged off against reserves as of December 31, 2000. Of this amount, €172 million relate to the account receivable recorded in 1999 and 2000 as a result of the recording of the revenues for remuneration for transition to competition which exceeded the amount collected based on the recovery rate established, and the remaining €1,727 million to labor force reduction expenses.

        The charge to reserves was reduced by €665 million due to the tax effect of the aforementioned adjustment and, accordingly, the net effect on reserves amounted to €1,234 million.

        Despite this accounting treatment, which was adopted solely on the basis of prudence, the Company's directors consider that the costs of transition to competition constitute an irrevocable right of the Company, and will take all the necessary steps to ensure that the maximum amount assigned is recovered in full.

        If the amount of the remuneration for transition to competition recovered in the future exceeds the amount estimated to record the accounting entry against reserves, the excess will also be recorded in reserve accounts.

        After making the adjustments indicated above, the costs of transition to competition covered by the remuneration for the transition to competition included in the consolidated balance sheet in each period were as follows:

	Electricity Plant			Deferred Charges for the Transition to Competition			Total
Year	Beginning Balance	Allocation to Income	Ending Balance	Beginning Balance	Allocation to Income	Ending Balance	Beginning Balance	Allocation to Income	Ending Balance
	Millions of Euros
1998	2,102	(126)	1,976	915	(57)	858	3,017	(183)	2,834
Adjustments			(147)			517			370
Total at 12/31/98			1,829			1,375			3,204
1999	1,829	(132)	1,697	1,375	(102)	1,273	3,204	(234)	2,970
Adjustments						987			987
Total at 12/31/99			1,697			2,260			3,957
2000	1,697	(150)	1,547	2,260	(204)	2,056	3,957	(354)	3,603
Adjustments			(22)			11			(11)
Charged to reserves						(1,727)			(1,727)
Total at 12/31/00			1,525			340			1,865
2001	1,525	(118)	1,407	340	(26)	314	1,865	(144)	1,721
Total at 12/31/01			1,407			314			1,721
2002	1,407	(81)	1,326	314	(20)	294	1,721	(101)	1,620
Effect of sale of Viesgo			(105)			—			(105)
Total at 12/31/02			1,221			294			1,515
2003	1,221	(15)	1,206	294	(4)	290	1,515	(19)	1,496
Total at 12/31/03			1,206			290			1,496

        The adjustments made to electricity plant in 1998 and 2000 relate mainly to the effect arising from the new estimate of the rate at which the value of the assets will be recovered through the market, based on the market situation.

        The adjustments made in 1998 to deferred charges related to the additional provisions to cover the cost of the labor force reduction plans agreed on in 1998. The adjustments made in 1999 and 2000 include the cost of the labor force reduction plans agreed on in 2000.

        The Company's directors consider that, based on the estimates made of the trend in electricity system revenues and of the CTC collections, the amounts included in the foregoing table, which are recorded on the asset side of the consolidated balance sheet as of December 31, 2003, will be able to be fully recovered.

e)     Evolution of the balance of the recognized CTCs not yet recovered through the remuneration

        The detail of the balance of the remuneration recoverable since the remuneration was first introduced is as follows:

	1998	1999	2000	2001	2002	2003
	Millions of Euros
Beginning balance	4,388	4,313	4,095	3,768	3,631	2,678
Effect of sale of Viesgo	—	—	—	—	(224)	—
Accrued interest	221	130	170	157	111	60
Collections	(296)	(348)	(267)	(25)	—	(61)
Amount exceeding €0.03606 (Ptas. 6) per kWh	—	—	(192)	(214)	(709)	—
Rate shortfall	—	—	170	—	475	—
Recognition of shortfall	—	—	—	—	(610)	—
Prior years' adjustments	—	—	(208)	(55)	4	(44)
Additional CTCs assigned to Elcogás	—	—	—	—	—	(55)
Ending balance	4,313	4,095	3,768	3,631	2,678	2,578

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

        In 1999 and 2000 the amount of the remuneration for the transition to competition to be recovered by the system of differences was recorded, as in 1998, at the related amount of each year's electricity rate; however the amount to be recovered through the 4.5% of the electricity rate was recorded as a revenue based on the estimated recovery rate established for a nine-year period, the recovery rates being 7.19% for 1999 and 8.22% for 2000. The assets to be remunerated through the CTCs in those years were depreciated by the same percentages.

        Based on this method, in 1999 and 2000 revenues relating to the remuneration for the transition to competition amounting to €395 million and €420 million, respectively, were recorded.

        Since 2001 the revenues earned in the settlement of the rate each year have been recorded as CTC revenues. Since these revenues were lower than those envisaged in the established recovery schedule, the percentages of 7.75%, 6.24% and 1.26% envisaged for 2001, 2002 and 2003, respectively, in the schedule were applied in depreciating the cost of the assets to be recovered through the CTCs.

        In the coming years, the cost of the assets recoverable through the CTCs will be depreciated on the basis of the percentage which the revenues represent of the total unrecovered remuneration, applying the minimum recovery schedule percentage.

        This recovery schedule was calculated in accordance with the projected recovery of CTCs included in the Economic Report accompanying Royal Decree 1432/2002 which establishes the method for calculating the rate for 2003 - 2010, as follows:

Year	Percentage of Projected Total
2003	1.26
2004	3.69
2005	5.04
2006	7.62
2007	9.41
2008	22.91
2009	24.41
2010	25.66

TOTAL	100.00

7.-    CONSOLIDATION GOODWILL

        The detail, by company, of the consolidation goodwill as of December 31, 2003 and 2002, is as follows:

	12/31/01	Additions	Retirements	Amortization	Other	12/31/02	Additions	Retirements	Amortization	Transfers	Other	12/31/03
	Millions of Euros
ENDESA ITALIA	763	—	—	(77)	774	1,460	—	(10)	(77)	—	—	1,373
ENERSIS GROUP	2,065	—	—	(123)	(512)	1,430	50	(71)	(80)	(178)	27	1,178
ENDESA CHILE	1,163	—	—	(64)	(233)	866	—	—	(54)	(4)	6	814
AUNA	283	123	—	(20)	(1)	385	—	—	(23)	—	1	363
SNET	275	—	—	(14)	—	261	—	—	(14)	—	—	247
CERJ	203	14	—	(13)	(2)	202	36	(15)	(14)	—	(29)	180
CHILECTRA	216	—	—	(11)	(43)	162	—	—	(9)	—	2	155
REPSOL	106	—	—	(5)	—	101	—	(101)	—	—	—	—
SMARTCOM	395	—	(317)	(21)	1	58	—	—	(4)	—	—	54
RIO MAIPO	18	—	—	(1)	(5)	12	—	(15)	—	—	3	—
COELCE	2	—	—	—	—	2	—	—	(12)	182	3	175
Other	54	8	(21)	(6)	(4)	31	17	—	(2)	—	(1)	45

TOTAL	5,543	145	(338)	(355)	(25)	4,970	103	(212)	(289)	—	12	4,584

        The retirement from the goodwill relating to the ENERSIS Group relates to the goodwill allocated to Río Maipo, the ENERSIS subsidiary sold in 2003.

8.-    INTANGIBLE ASSETS

        The variations in intangible assets in 2003 and 2002 were as follows:

	2003	2002
	Millions of Euros
Beginning balance	502	525
Inclusions in/Exclusions from consolidation	(7)	46
Additions	84	98
Amortization and retirements	(91)	(86)
Other	38	(81)

Ending balance	526	502

9.-    UTILITY PLANT

        The detail of the book value of the utility plant and of the related accumulated depreciation as of December 31, 2003 and 2002, is as follows:

	2003			2002
	Cost	Accumulated Depreciation	Construction Work in Progress	Cost	Accumulated Depreciation	Construction Work in Progress
	Millions of Euros
Land and structures	1,893	(871)	—	1,961	(881)	—
Electricity plant	46,106	(23,003)	2,364	46,358	(22,241)	1,965
— Hydroelectric power plants	9,937	(4,272)	689	10,709	(4,082)	276
— Fossil-fuel power plants	10,251	(6,985)	131	10,640	(6,883)	219
— Nuclear power plants	8,268	(4,872)	60	8,206	(4,652)	64
— Combined-cycle power plants	1,559	(107)	775	859	(67)	602
— Other alternative power plants	510	(193)	(19)	273	(57)	13
— Transmission facilities	918	(271)	110	1,731	(672)	139
— Distribution facilities	13,921	(5,905)	529	12,730	(5,191)	531
— Dispatching and energy control centers	533	(334)	31	500	(317)	44
— Other electricity facilities	209	(64)	58	710	(320)	77
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,647	(1,131)	101	1,678	(1,120)	248

Total	49,646	(25,005)	2,465	49,997	(24,242)	2,213

        Also, allowances recorded for utility plant amount to €144 million and €227 million in 2003 and 2002, respectively.

        The variations in 2003 and 2002 in the utility plant in service, in the related accumulated depreciation and in construction work in progress were as follows:

UTILITY PLANT IN SERVICE	Balance at 12/31/01	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/02	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/03
	Millions of Euros
Land and structures	1,636	525	11	(40)	10	(181)	1,961	(5)	28	(108)	27	(10)	1,893
Electricity plant	48,216	1,619	484	(225)	1,553	(5,289)	46,358	(102)	286	(1,107)	1,540	(869)	46,106
— Hydroelectric power plants	11,891	790	152	(3)	167	(2,288)	10,709	—	10	(255)	14	(541)	9,937
— Fossil-fuel power plants	9,464	1,672	57	(155)	42	(440)	10,640	—	32	(113)	(177)	(131)	10,251
— Nuclear power plants	8,169	—	14	—	15	8	8,206	—	19	(6)	49	—	8,268
— Combined- cycle power plants	731	—	14	—	429	(315)	859	—	135	—	577	(12)	1,559
— Other alternative power plants	192	—	—	(1)	85	(3)	273	—	1	—	234	2	510
— Transmission facilities	1,386	(18)	163	(4)	389	(185)	1,731	—	—	(694)	19	(138)	918
— Distribution facilities	14,738	(744)	28	(26)	410	(1,676)	12,730	(74)	84	(26)	1,275	(68)	13,921
— Dispatching and energy control centers	509	(39)	—	(6)	30	6	500	—	—	(5)	28	10	533
— Other electricity facilities	1,136	(42)	56	(30)	(14)	(396)	710	(28)	5	(8)	(479)	9	209
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,911	(47)	33	(95)	51	(175)	1,678	(7)	28	(22)	22	(52)	1,647

TOTAL	51,763	2,097	528	(360)	1,614	(5,645)	49,997	(114)	342	(1,237)	1,589	(931)	49,646

ACCUMULATED DEPRECIATION	Balance at 12/31/01	Inclusions/ Exclusions	Provisions	Retirements	Transfers	Other	Balance at 12/31/02	Inclusions/ Exclusions	Provisions	Retirements	Transfers	Other	Balance at 12/31/03
Land and structures	(495)	(336)	(46)	19	—	(23)	(881)	2	(38)	25	19	2	(871)
Electricity plant	(21,904)	(639)	(1,424)	148	(4)	1,582	(22,241)	42	(1,405)	540	(38)	99	(23,003)
Other fixtures, machinery, tools, furniture and other tangible fixed assets	(1,306)	16	(107)	90	4	183	(1,120)	8	(71)	20	19	13	(1,131)

TOTAL	(23,705)	(959)	(1,577)	257	—	1,742	(24,242)	52	(1,514)	585	—	114	(25,005)

CONSTRUCTION WORK IN PROGRESS	Balance at 12/31/01	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/02	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12/31/03
Electricity plant	2,035	62	1,761	(1)	(1,576)	(316)	1,965	(10)	1,771	(89)	(1,533)	260	2,364
Other fixtures, machinery, tools, furniture and other tangible fixed assets	224	(33)	101	(2)	(38)	(4)	248	—	69	(159)	(56)	(1)	101

TOTAL	2,259	29	1,862	(3)	(1,614)	(320)	2,213	(10)	1,840	(248)	(1,589)	259	2,465

        The fully depreciated utility plant in service as of December 31, 2003 amounted to €4,493 million.

        As of December 31, 2003, the Group companies had tangible fixed asset purchase commitments amounting to €683 million.

        On December 31, 1996, most of the Group companies in Spain revalued their fixed assets pursuant to Royal Decree-Law 7/1996. The net increase in value resulting from these revaluations is being depreciated over the tax periods in the remaining useful lives of the revalued assets. The 1996 revaluations increased the 2003 and 2002 depreciation charge by approximately €166 million and €175 million, respectively.

        Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their utility plant is subject and any possible claims that may be filed against them as a result of their business activities. It is considered that these policies sufficiently cover the risks to which the assets are subject.

        The directors of Endesa, based on their best estimates of the cash flows that will be generated by their assets, together with the revenues arising from the remuneration for the transition to competition, consider that there is no doubt that the amounts recorded as of December 31, 2003, in the utility plant accounts will be recovered.

        In 2003 ENDESA sold most of its mainland transmission assets in Spain to Red Eléctrica de España, S.A. for €957 million, giving rise to a capital gain of €543 million (see Note 18).

        Also, in 2003 real estate amounting to €411 million was sold, giving rise to a gain of €154 million (see Note 18).

10.-  LONG-TERM FINANCIAL INVESTMENTS

        The detail of this caption as of December 31, 2003 and 2002, excluding the balance of the "Prepaid Taxes" caption (see Note 17), and of the variations therein in 2003 and 2002 is as follows:

LONG-TERM INVESTMENTS	Balance at 12/31/01	Period Additions	Inclusions in/ Exclusions from Consolidation	Companies Accounted for by the Equity Method	Divestments	Transfers and Other	Balance at 12/31/02	Period Additions	Inclusions in/ Exclusions from Consolidation	Companies Accounted for by the Equity Method	Divestments	Transfers and Other	Balance at 12/31/03
	Millions of Euros
Investments accounted for by the equity method	2,006	496	(9)	(133)	(1)	(321)	2,038	49	6	6	(545)	(35)	1,519
AUNA	516	432	—	(160)	—	(98)	690	—	—	(16)	—	—	674
SMARTCOM	—	57	—	(53)	—	174	178	49	—	(34)	—	4	197
SNET	174	—	—	2	—	—	176	—	—	4	—	(1)	179
AGBAR	131	—	—	9	—	(28)	112	—	—	20	—	2	134
INVERSIONES GAS ATACAMA HOLDING	—	—	—	—	—	—	—	—	—	—	—	110	110
TEJO	48	—	—	5	—	—	53	—	—	4	—	4	61
ENDESA HOLDING ITALIA	254	—	—	—	—	(254)	—	—	—	—	—	—	—
RED ELECTRICA DE ESPAÑA (REE)	77	—	—	3	—	—	80	—	—	4	(58)	—	26
NQF GAS	21	—	—	—	—	—	21	—	—	—	—	—	21
INV ELÉCTRICA QUILLOTA	13	—	—	1	—	(3)	11	—	—	2	—	1	14
INVERSIONES ELECTROGAS	10	—	—	1	—	(2)	9	—	—	3	—	(1)	11
YACYLEC	14	—	—	—	—	(3)	11	—	—	2	—	(3)	10
REPSOL	435	—	—	60	—	(63)	432	—	—	—	(432)	—	—
INFRAESTRUCTURA 2000	64	—	—	1	—	(14)	51	—	—	(1)	(46)	(4)	—
GAS ATACAMA GENERACION LTDA	61	—	—	(8)	—	(8)	45	—	—	4	—	(49)	—
GAS ATACAMA ARGENTINA	47	—	—	4	—	(8)	43	—	—	2	—	(45)	—
GAS ATACAMA	39	—	—	5	—	(7)	37	—	—	3	—	(40)	—
Other investments accounted for by the equity method	102	7	(9)	(3)	(1)	(7)	89	—	6	9	(9)	(13)	82
Loans to companies accounted for by the equity method	342	11	—	—	(30)	(275)	48	189	—	—	(4)	(1)	232
Long-term investment securities	652	30	—	—	(22)	(121)	539	47	(6)	—	(14)	7	573
Other loans	1,110	829	—	—	(101)	(161)	1,677	173	—	—	(635)	(21)	1,194
Allowances	(89)	(17)	—	—	5	(3)	(104)	(10)	—	—	1	(5)	(118)
Total	4,021	1,349	(9)	(133)	(149)	(881)	4,198	448	—	6	(1,197)	(55)	3,400

        The main investments made in 2002 were the acquisition from Telecom Italia of an additional 2% holding in AUNA for €159 million. The Group also subscribed the capital increases carried out at AUNA for an investment of €273 million. Also, Endesa has an option to acquire from SCH for an additional 5.5% of the capital of AUNA, which could be exercised through July 2003 and, if the aforementioned option is not exercised, SCH has an option to sell a holding of 3% to Endesa. The two options are based on the prices for which the holding was acquired from Telecom Italia. Also Smartcom shares were subscribed for €57 million.

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

        ENDESA has arranged with SCH, which owns a 34.3% holding in Endesa Italia, a call option on the full amount of this holding, which can be exercised at any time, either fully or partially, from the date on which the bank's holding was subscribed and paid in September 2001 through the fifth year after that date. The bank was granted a put option on the full amount of its holding, which can be exercised from the fifth year after the aforementioned subscription date onwards. The exercise price of the two options is based on the acquisition cost of ENDESA's initial holding in Endesa Italia plus the related accrued interest.

        On December 22, 2003, ENDESA and SCH entered into an agreement whereby in practice the bank assigned all its voting rights at ENDESA Italia to ENDESA.

        This agreement, together with the aforementioned call and put options, creates a situation equivalent to holding the ownership interest directly, since both the voting and the dividend rights and the risk or economic returns relating to the 34.3% holding in ENDESA Italia owned by SCH were transferred to ENDESA.

        Accordingly, the consolidated financial statements for 2003 include from December 22, 2003, an 85.3% holding owned by ENDESA in ENDESA Italia (51% owned directly and 34.3% relating to SCH's holding) and the balance relating to minority interests was retired from the accounts. The €817 million payable to SCH for the acquisition of its 34.3% holding in ENDESA Italia was recorded under the "Other Long-Term Debt" caption.

        The Endesa Group has been negotiating with the French company Charbonnages de France (CdF), which owns 51.25% of the capital stock of SNET, with a view to concluding an agreement that would make it possible to acquire an additional stake in SNET.

        As a result of these negotiations, on September 25, 2003, a memorandum of understanding was entered into for the acquisition of a 35% holding in SNET, which would increase the Group's ownership interest in this company to 65%.

        The effect on the acquisition of the first 30% of the holding of adapting SNET's power sale contract with EDF to new French Electricity Industry Law will be deducted from the selling price.

        The formalization of the definitive acquisition of the shares is subject to certain conditions being met and on certain authorizations being obtained.

        The Company's directors consider that, despite the changes that have occurred since the shares of SNET were acquired, based on the terms and guarantees envisaged in the agreements signed in 2001, the value of this holding recorded as of December 31, 2003, will be recoverable.

        In 2003 the Group notified SCH of its decision to exercise its call option on 3% of the shares of AUNA amounting to €259 million. The acquisition took place in 2004.

        In 2003 ENDESA recovered the €658 million recorded as of December 31, 2002, on the asset side of the consolidated balance sheet in relation to contributions made to finance the shortfall in revenues from regulated activities in the period from 2000 to 2002. Of this amount, €587 million were recorded at long term under the "Long-Term Investments" caption and €71 million were recorded at short term under the "Short-Term Investments" caption.

        Of the amount recovered, €48 million were recovered through the electricity system revenues in 2003 and the remaining €610 million were recovered through their assignment to various banks for a price of €599 million.

        The loss of €11 million incurred on the assignment transaction was recorded under the "Nonoperating Expenses" caption in the accompanying consolidated statement of income (see Notes 5 and 18).

        Below, there is a detail of the loans to companies accounted by the equity method for the years ended December 31,2003 and 2002, respectively.

Subsidiary	Balance at 12/31/2003	Average interest in 2003	Balance at 12/31/2002	Average interest in 2002
	(millions of euros)
Megasa	13	3.13%	11	3.90%
Senda Ambiental	1	3.92%	2	4.39%
Enditel	12	3.91%	15	4.39%
Soprolif	4	10.50%	5	10.50%
Atacama Finance Co.	170	5.00%	—	—
Tunel El Melon	16	6.65%	—	—
Endesa Gas	8	4.50%	—	—
Puignerel Ecyr	3	3.50%	3	4.50%
Foraneto	1	3.30%	1	4.50%
Rencat	—	—	1	4.00%
Fibrarel	3	2.70%	—	—
Others	1	—	10	—

Loans to companies accounted for by the equity method	232		48

11.-  INVENTORIES

        The detail of this caption as of December 31, 2002 and 2003, and of the variations therein in 2003 and 2002 is as follows:

	2003			2002
	Cost	Allowance for Decline in Value	Net	Net
	Millions of Euros
Fuel stocks	514	(2)	512	546
— Nuclear fuel	236	—	236	237
— Other	278	(2)	276	309
Materials	167	(38)	129	209
Advances to suppliers	3	—	3	8

TOTAL	684	(40)	644	763

        ENDESA has entered into various natural gas purchase agreements that contain "take or pay" clauses. Since the Company considers that it will be able to fulfill these commitments, it does not expect any contingency to arise in this connection.

12.-  STOCKHOLDERS' EQUITY

        The detail of the balance of this caption as of December 31, 2003, 2002 and 2001 and of the variations therein in 2003, 2002 and 2001 is as follows:

	Other Reserves of the Parent Company
	Capital Stock	Additional Paid- in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock	Reserves at Fully or Proportionally Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences at Fully Consolidated Companies	Income for the Year	Interim Dividend	Total
	Millions of Euros
Balance at December 31, 2000	1,271	1,376	1,719	3,009	567	31	470	40	(998)	1,407	(254)	8,638

Distribution of 2000 income
— Interim dividend	—	—	—	—	—	—	—	—	—	(254)	254	—
— Final dividend	—	—	—	—	—	—	—	—	—	(433)	—	(433)
— Other reserves	—	—	—	23	—	—	676	21	—	(720)	—	—
Transfers	—	—	—	(70)	—	70	34	—	(34)	—	—	—
Provisions for treasury stock	—	—	—	(109)	—	—	—	—	—	—	—	(109)
Translation differences	—	—	—	—	—	—	—	—	(827)	—	—	(827)
Other (*)	—	—	—	(2)	—	—	190	—	—	—	—	188
2001 income	—	—	—	—	—	—	—	—	—	1,479	—	1,479
2001 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2001	1,271	1,376	1,719	2,851	567	101	1,370	61	(1,859)	1,479	(280)	8,656

(*)
Relating mainly to the monetary adjustment at Latin American companies (see Note 4-h).

	Other Reserves of the Parent Company
	Capital Stock	Additional Paid- in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock	Reserves at Fully or Proportionally Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences at Fully Consolidated Companies	Income for the Year	Interim Dividend	Total
	Millions of Euros
Balance at December 31, 2001	1,271	1,376	1,719	2,851	567	101	1,370	61	(1,859)	1,479	(280)	8,656

Distribution of 2001 income
— Interim dividend	—	—	—	—	—	—	—	—	—	(280)	280	—
— Final dividend	—	—	—	—	—	—	—	—	—	(443)	—	(443)
— Other reserves	—	—	—	37	—	—	716	3	—	(756)	—	—
Transfers	—	—	—	112	(93)	(19)	—	—	—	—	—	—
Provisions for treasury stock	—	—	—	77	—	—	—	—	—	—	—	77
Translation differences	—	—	—	—	—	—	—	—	(1,367)	—	—	(1,367)
Other (*)	—	—	—	9	—	—	121	—	—	—	—	130
2002 income	—	—	—	—	—	—	—	—	—	1,270	—	1,270
2002 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2002	1,271	1,376	1,719	3,086	474	82	2,207	64	(3,226)	1,270	(280)	8,043

(*)
Relating mainly to the monetary adjustment at Latin American companies (see Note 4-h).

	Other Reserves of the Parent Company
	Capital Stock	Additional Paid- in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock	Reserves at Fully or Proportionally Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences at Fully Consolidated Companies	Income for the Year	Interim Dividend	Total
	Millions of Euros
Balance at December 31, 2002	1,271	1,376	1,719	3,086	474	82	2,207	64	(3,226)	1,270	(280)	8,043

Distribution of 2002 income
— Interim dividend	—	—	—	—	—	—	—	—	—	(280)	280	—
— Final dividend	—	—	—	—	—	—	—	—	—	(443)	—	(443)
— Other reserves	—	—	—	(361)	—	—	833	75	—	(547)	—	—
Transfers	—	—	(3)	81	(13)	(65)	70	(70)	—	—	—	—
Provisions for treasury stock	—	—	—	21	—	—	—	—	—	—	—	21
Translation differences	—	—	—	—	—	—	(102)	—	194	—	—	92
Other (*)	—	—	(2)	4	—	—	54	—	—	—	—	56
2003 income	—	—	—	—	—	—	—	—	—	1,312	—	1,312
2003 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2003	1,271	1,376	1,714	2,831	461	17	3,062	69	(3,032)	1,312	(280)	8,801

(*)
Relating mainly to the monetary adjustment at Latin American companies (see Note 4-h).

Capital stock

        The capital stock amounts to €1,270,502,540.40 and consists of 1,058,752,117 fully subscribed and paid shares of €1.2 par value each, all of which are listed on the Spanish Stock Exchanges. As of December 31, 2003 and 2002, 45 million and 46 million, respectively of these shares were listed on the New York Stock Exchange in the form of ADRs. Endesa, S.A.'s shares are also traded on the Santiago de Chile offshore stock exchange.

Additional paid-in capital

        The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve

        Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

        The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

        The Group's Parent Company has recorded the legal reserve in full (€285 million), and this amount is included under the "Restricted Reserves" caption in the accompanying consolidated balance sheet.

Revaluation reserve

        The balance of the "Revaluation Reserve" caption arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996.

        This balance can be used, free of tax, to offset book losses that might arise in the future and to increase capital stock.

        From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records.

Reserves and income/loss by subsidiary

        The breakdown, by subsidiary, of the contribution to consolidated income and of the balances of the "Reserves at Fully or Proportionally Consolidated Companies" and "Reserves at Companies Accounted for by the Equity Method" captions as of December 31, 2003 and 2002 is as follows:

	2003		2002
Fully and proportionally consolidated companies	Income (Loss)	Reserves	Income (Loss)	Reserves
	Millions of Euros
ENDESA	(238)	38	(979)	407
ENDESA GENERACION GROUP	482	1,894	2,082	185
ENDESA RED GROUP	701	104	498	86
ENDESA ENERGIA	61	84	38	46
ENDESA SERVICIOS	6	(47)	27	(73)
ENDESA DIVERSIFICACION GROUP	(26)	(410)	(500)	88
ENDESA INTERNACIONAL GROUP	84	1,220	(281)	1,449
ENDESA NET FACTORY	(5)	(20)	4	(24)
ENDESA FINANCIACION FILIALES	137	146	234	14
TENEGUIA	52	5	51	2
ENDESA EUROPA GROUP	52	48	21	27

SUBTOTAL	1,306	3,062	1,195	2,207

Companies accounted for by the equity method:
REPSOL	—	—	65	5
RED ELECTRICA DE ESPAÑA	6	69	10	59

SUBTOTAL	6	69	75	64

TOTAL	1,312	3,131	1,270	2,271

        Substantially all the translation differences relate to the Endesa Internacional Group.

Treasury stock

        The variations in the "Treasury Stock" caption in 2003 and 2002 were as follows:

	2003			2002
	Gross	Allowance	Net	Net
	Millions of Euros
Beginning balance	143	(61)	82	101
Acquisitions	70	—	70	131
Sales	(185)	—	(185)	(152)
Provisions recorded with a charge to income	—	29	29	(75)
Provisions recorded with a charge to reserves	—	21	21	77

Ending balance	28	(11)	17	82

        The treasury stock sales gave rise to a gain of €14 million and €7 million in 2003 and 2002, respectively (see Note 18).

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

        As of December 31, 2003, the Company held 2,089,661 shares of treasury stock, acquired at an average price of €13.50 per share, totaling €28 million. Since the cost of these shares is higher than their underlying book value, it was reduced by recording an allowance of €11 million. Additionally, a restricted reserve was recorded for a net value of €17 million.

13.-  MINORITY INTERESTS

        The breakdown, by company, of the balance of the "Minority Interests" caption as of December 31, 2003 and 2002, and of the income/loss attributed to minority interests in 2003 and 2002, is as follows:

	2003		2002
	Income/Loss Attributed to Minority Interests	Minority Interests	Income/Loss Attributed to Minority Interests	Minority Interests
	Millions of Euros
Endesa Diversificación	6	51	8	58
Endesa Internacional	455	2,939	(182)	1,895
Endesa Net Factory	—	—	(1)	—
Endesa Distribución	3	10	—	—
Endesa Servicios	(3)	—	—	2
Teneguía	3	90	3	90
Endesa Capital Finance	49	1,500	—	—
Endesa Europa	52	355	36	1,130

Total	565	4,945	(136)	3,175

        The variations in the "Minority Interests" caption in 2003 and 2002 were as follows:

	2003	2002
	Millions of Euros
Beginning balance	3,175	3,762
Income/Loss for the year	565	(136)
Inclusions in/Exclusions from consolidation	2,293	1,024
SCH Endesa Italia option (Note 10)	(827)	—
Dividends distributed and capital reductions	(121)	(114)
Translation differences	(213)	(1,479)
Monetary adjustments	70	134
Other	3	(16)

Ending balance	4,945	3,175

        The contributions of minority interests relate mainly to the issue of €1,500 million of preferred shares of ENDESA Capital Finance, which were subscribed in full by stockholders outside the Endesa Group, and to the subscription by minority stockholders of €765 million in the capital increase at ENERSIS in 2003. This capital increase reduced ENDESA's holding in Enersis from 64.97% as of December 31, 2002, to 60.62% as of December 31, 2003. This change modified substantially all ENDESA's economic ownership interests in its Latin American investees.

Preferred shares

        In March 2003 ENDESA Capital Finance issued preferred shares amounting to €1,500 million, with the following characteristics:

          Dividend: variable tied to three-month Euribor with a minimum APR of 4% and a maximum APR of 7% in the first ten years and tied to Euribor plus an APR of 3.75% from the eleventh year onwards. The dividend will be payable quarterly.

          Term: perpetual, although the issuer may cancel the shares early from the tenth year onwards.

          Guarantee: subordinated guarantee from ENDESA, S.A.

          Return: the payment of dividends will be preferred and noncumulative and conditional on the obtainment of consolidated income or on the payment of dividends on the common shares of ENDESA, S.A.

14.-  SUBSIDIES AND OTHER DEFERRED REVENUES

        The variations in these captions in 2003 and 2002 were as follows:

	Subsidies	Other Deferred Revenues
	Millions of Euros
Balance at 12/31/01	813	401

Additions	174	228
Inclusions in/Exclusions from consolidation	(39)	(12)
Retirements/Amounts allocated to income	(25)	(62)
Other	4	(126)

Balance at 12/31/02	927	429

Additions	216	143
Inclusions in/Exclusions from consolidation	(2)	—
Retirements/Amounts allocated to income (Note 18)	(46)	(93)
Other	(66)	4

Balance at 12/31/03	1,029	483

        The subsidies include €412 million in 2003 of connection charges.

15.-  PROVISIONS FOR CONTINGENCIES AND EXPENSES

        The main items included under this caption in the consolidated balance sheet as of December 31, 2003 and 2002, were as follows:

	2003	2002
	Millions of Euros
Provisions for pensions (Note 4.i.a)	311	332
Provisions for labor force reduction plan (Note 4.i.b)	2,379	2,374
Other provisions	1,812	1,515

Total	4,502	4,221

a)    Provisions for pensions and similar obligations

        The variations in this account in 2003 and 2002 were as follows:

	2003	2002
	Millions of Euros
Beginning balance	332	661
Inclusions in / Exclusions from consolidation	—	23
Amounts used:
Credited to income	(2)	(27)
Payments(1)	(14)	(328)
Provisions charged to income:
Personnel expenses	10	17
Financial and other operating expenses	9	20
Nonoperating expenses (Note 18)	43	65
Transfers and other	(67)	(99)

Ending balance	311	332

(1)
Including in 2002 the externalization of pension commitments amounting to €379 million

b)    Provisions for labor force reduction plan

        The variations in the provisions for labor force reduction plans in 2003 and 2002 were as follows:

	2003	2002
	Millions of Euros
Beginning balance	2,374	2,571
Inclusions in/Exclusions from consolidation	—	(105)
Amounts used:
Payments	(274)	(235)
Credited to income	—	(2)
Provisions charged to income:
Financial expenses	95	93
Nonoperating expenses	186	12
Transfers and others	(2)	40

Ending balance	2,379	2,374

c)     Other provisions

        The variations in 2003 and 2002 in the "Other Provisions" caption were as follows:

	2003	2002
	Millions of Euros
Beginning balance	1,515	984
Inclusions in/Exclusions from consolidation	—	141
Provisions charged to income:
—Nonoperating expenses (Note 18)	353	507
—Operating and financial expenses	97	104
Amounts used:
—Credited to income	(70)	(75)
—Payments	(126)	(77)
Transfers and other	43	(69)

Ending balance	1,812	1,515

        The items included in this balance as of December 31, 2003 and 2002, were as follows:

  •
  €302 million and €302 million, respectively relating to the coverage of future expenses arising from extraordinary repairs and restructuring of facilities, mainly for overhauls and extraordinary repairs of the production units, restructuring of mining facilities and the replacement of meters as a result of market deregulation and the new regulations on metrology.

  •
  €233 million and €232 million, respectively relating to the accrued liabilities for employee welfare benefits for long-service bonuses and supply of electricity to retired employees.

  •
  €181 million and €145 million, respectively to cover the direct and indirect risk relating to investments in and loans to Argentine companies.

  •
  €749 million and €621 million, respectively for unsettled litigation and third-party claims.

  •
  €347 million and €215 million, respectively relating to the estimated amount required for probable or certain third-party liability arising from outstanding indemnity payments or obligations of undetermined amount.

16.-  LOANS, FINANCIAL DEBTS AND OTHER PAYABLES

a)    Debentures and other marketable debt securities

        The detail of the balances of debentures and other marketable debt securities as of December 31, 2003 and 2002, and of the scheduled maturity dates is as follows:

				Maturing at Long Term
	Balance 12/31/02	Balance 12/31/03	Maturing at Short Term	2005	2006	2007	2008	Subsequent Years	Total
	Millions of Euros
Debentures and bonds	10,966	10,310	784	742	2,086	177	414	6,107	9,526
Promissory notes	3,277	1,838	1,796	—	42	—	—	—	42
Accrued interest payable	69	84	84	—	—	—	—	—	—

Total	14,312	12,232	2,664	742	2,128	177	414	6,107	9,568

        These transactions bore average interest of 4.63% and 4.76% in 2003 and 2002, respectively.

b)    Payable to credit institutions

        The detail of the balances payable to credit institutions as of December 31, 2003 and 2002, and of the scheduled due dates is as follows:

				Maturing at Long Term
	Balance at 12/31/02	Balance at 12/31/03	Maturing at Short Term	2005	2006	2007	2008	Subsequent Years	Total
	Millions of Euros
In euros:	4,264	3,582	918	154	1,281	290	362	577	2,664
Principal

Accrued interest payable	32	42	42	—	—	—	—	—	—

SUBTOTAL	4,296	3,624	960	154	1,281	290	362	577	2,664

In foreign currency:
U.S. dollar	4,797	1,983	696	222	357	132	74	502	1,287
Yen	136	67	19	1	—	—	47	—	48
Other	393	333	78	52	50	73	19	61	255
Accrued interest payable	12	10	10	—	—	—	—	—	—

SUBTOTAL	5,338	2,393	803	275	407	205	140	563	1,590

TOTAL	9,634	6,017	1,763	429	1,688	495	502	1,140	4,254

        In 2003 and 2002 the accounts payable in euros to credit institutions bore average interest of 4.88% and 5.15%, respectively, and the foreign currency debt bore average interest of 7.29% and 5.75%, respectively.

        The total interest-bearing debt bore average interest of 5.17% and 5.05% in 2003 and 2002, respectively.

        As of December 31, 2003 and 2002, the Group companies had unused credit lines amounting to €3,742 million and €2,083 million, respectively, which sufficiently cover any need that the Group might have on the basis of its short-term commitments.

        The detail of the outstanding balance of the interest rate hedging transactions not included in the initial structure of the related transaction, mainly in euros and U.S. dollars, at 2003 and 2002 year-end is as follows: €8,094 and €7,122 million of interest rate swaps, respectively; €3,173 and €4,154 million of collars, respectively; €1,500 million in 2003 of cap spreads to reduce the maximum rate of the cost of the preferred shares from an ARP of 7% to an ARP of 5.53% and €3,968 million in 2002 of FRAs. The cost of arranging these transactions was charged to income by the interest method. The exchange rate hedging transactions as of December 31, 2003 and 2002, included currency swaps totaling €807 and €1,972 million, respectively and forward transactions totaling €551 and €542 million, respectively.

        Additionally, International Endesa BV arranged certain derivatives transactions to supplement transactions carried out by that company under the Euro Medium Term Note (EMTN) and Euro Commercial Paper (ECP) issue programs, which are guaranteed by Endesa S.A. The breakdown of these transactions at 2003 and 2002 year-end is as follows: €3,954 and €4,823 million of interest rate swaps, respectively; and €987 and €1,896 million of currency swaps, respectively.

        The results of these transactions were taken into account in calculating the average financial cost disclosed in this Note.

        The contracts governing the Group's financial debt in Latin America contain certain clauses, which are habitual in contracts of this nature, that establish the possibility for the lender to demand that the repayment of the financing be brought forward if certain financial ratios are not achieved. The Group's directors consider that the existence of these clauses will not modify the classification of the debt between long and short term in the accompanying consolidated balance sheet. The debt arranged by the Spanish Group companies is not subject to clauses of this type.

        The impact of the Company's hedging activities on the weighted average borrowing rate and on the reported interest expense is as follows:

	Balance at 12/31/03	Balance at 12/31/02	Balance at 12/31/01
	Millions of Euros
Weighted average interest rate	4.59%	4.79%	4.79%
Impact of hedging activities	0.58%	0.26%	0.44%
Net weighted average interest rate	5.17%	5.05%	5.23%
Financial and similar expenses	1,046	1,436	1,522
Impact of hedging activities under Spanish GAAP	132	63	106

Gross financial and similar expenses as reported in the consolidate income statement	1,178	1,499	1,628

        Additionally, the weighted average interest rate of short-term borrowing is as follows:

Category of Aggregate Short-term Borrowings	Weighted Average Interest Rate
Year 2003:
Loans from private banks	5.11%
Commercial paper	2.91%
Debentures	4.54%
Year 2002:
Loans from private banks	5.06%
Commercial paper	3.89%
Debentures	4.93%
Year 2001:
Loans from private banks	7.06%
Commercial paper	4.99%
Debentures	5.42%

c)     Other payables

        The detail of the balances of other long-term payables as of December 31, 2003 and 2002, and of the scheduled repayment dates is as follows:

	Balance at 12/31/02	Balance at 12/31/03	Due at Short Term	Due at Long Term
	Millions of Euros
Guarantees and deposits, etc.	734	1,212	3	1,209
Debt relating to the call option on Endesa ltalia (Note 10)	0	817	0	817
Foreign currency payables	897	351	86	265
Deferred taxes (Note 17)	1,322	1,459	0	1,459
Accrued interest payable	30	14	14	0

Total	2,983	3,853	103	3,750

        The accrued interest payable for all the debts amounted to €150 million and €143 million in 2003 and 2002, respectively.

17.-  TAX MATTERS

        ENDESA files consolidated tax returns with certain Group companies. As of December 31, 2003, the consolidated tax group comprised 74 companies, of which the most significant were Endesa, S.A., Endesa Generación, Endesa Distribución Eléctrica, Endesa Red, Endesa Operaciones y Servicios Comerciales, Gesa Generación, Unelco Generación, Endesa Energía, Endesa Ciclos Combinados, Endesa Financiación Filiales, Endesa Internacional, Endesa Diversificación and Endesa Europa.

        The reconciliation of the income per books for 2003 and 2002 to the taxable income for corporate income tax purposes is as follows:

	2003	2002
	Millions of Euros
Consolidated income for the year per books (before taxes)	2,427	1,571
Permanent differences	(545)	(2,419)
Temporary differences:
—Arising in the year	138	2,419
—Arising in prior years	(2,052)	(828)
Realization of prior years' tax losses	(231)	(259)
Taxable income	(263)	484
Gross tax payable	78	295
Tax credits on:
—Investments	—	(163)
—Dividends and tax relief	—	(39)
Provisions for current income tax	78	93

        Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income. The applicable tax rate varies depending on the country in which each company carries on its business activities.

        The reconciliation of the corporate income tax expense for 2003 and 2002 to the tax charge for that year is as follows:

	2003	2002
	Millions of Euros
Corporate income tax expense for the year	550	437
Tax allocated to translation differences and reserves (Note 3—b5)	89	(581)
Net tax effect in the year of the timing differences	(571)	184
Other adjustments	10	53

Net tax payable for the year	78	93

        These timing differences were calculated on the basis of the income or loss of each consolidated company plus the effect of consolidation adjustments.

        As of December 31, 2003, the consolidated tax group headed by ENDESA has unused tax credits amounting to €345 million, of which €142 million were earned in 2003. All the tax credits were recorded regardless of whether or not they were taken in the year, as provided for in the ICAC Resolution dated March 15, 2002.

        Also, the tax group has a tax asset of €65 million for the tax loss incurred in 2002, and this amount was recorded under the "Other Accounts Receivable" caption in the accompanying consolidated balance sheet.

        The difference between the tax charge allocated to 2003 and prior years and the taxes already paid or payable for those years, which is recorded in the "Prepaid Taxes" or "Deferred Taxes" accounts, arose from timing differences in various years. The prepaid taxes relate mainly to period provisions for pensions and labor force reduction plans that have not yet been tax deductible, whereas the deferred taxes arose mainly as a result of accelerated depreciation for tax purposes and the deferral for accounting purposes of the effect on income of the tax deductibility of the provisions recorded for the telecommunications subsidiaries and Latin America. The variations in these accounts in 2003 and 2002 were as follows:

	2003		2002
	Prepaid Taxes	Deferred Taxes	Prepaid Taxes	Deferred Taxes
	Millions of Euros
Beginning balance	3,253	1,322	3,016	1,117
—Inclusions in/Exclusions from consolidation	(1)	(2)	78	235
—Variations in income	(309)	262	352	168
—Other variations	(184)	(123)	(193)	(198)

Ending balance	2,759	1,459	3,253	1,322

        The GROUP companies generally have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. The directors do not expect any additional material liabilities to arise for the GROUP as a result of inspection of the open years.

18.-  REVENUES AND EXPENSES

Net sales

        The breakdown of net sales by geographical market is as follows:

Market	2003	2002	2001
	Millions of Euros
Spain	10,721	11,145	10,338
Italy	1,242	1,109	—
Rest of Europe	731	635	—
Chile	1,003	1,171	1,359
Brazil	1,055	1,111	1,277
Colombia	618	685	775
Peru	440	498	525
Argentina	429	385	1,302

Total	16,239	16,739	15,576

Headcount

        The average number of employees in 2003, by professional category, was as follows:

	2003	2002
Executives and university graduates	4,280	4,254
Junior college graduates	5,626	5,867
Supervisors	7,644	7,038
Clerical staff and manual workers	9,050	9,369

Total	26,600	26,528

Fees paid to auditors

        The detail of the fees for the services provided in 2003 by the auditors of the financial statements of the various companies composing the Group is as follows:

	2003		2002
	Principal Auditor	Other Auditors of Subsidiaries	Principal Auditor	Other Auditors of Subsidiaries
	Euros
Audit of financial statements	2,948,363	668,768	2,755,957	705,922
Audits other than of the financial statements and other services relating to the audits	3,280,410	468,315	2,392,829	162,247
Other non audit services	1,691,588	398,200	230,142	369,078

Total	7,920,361	1,535,283	5,378,928	1,237,247

Nonoperating revenues and expenses

        The detail of the balance of the "Nonoperating Revenues" caption in 2003 is as follows:

NONOPERATING REVENUES	2003	2002	2001
	Millions of Euros
Gain on the sale of transmission assets (Note 9)	543	—	—
Gain on the sale of real estate (Note 9)	154	—	—
Gain on the sale of Río Maipo (Note 2)	126	—	—
Write-off of the goodwill of Río Maipo (Note 7)	(86)	—	—
Gain on the sale of Viesgo	—	1,066	152
Gain on the sale of Edenor	—	—	494
Gain on the sale of REE	44	—	—
Gains on other fixed assets	—	88	66
Gain on the sale of Made (Note 2)	13	—	—
Gain on the sale of treasury stock (Note 12)	14	—	—
Subsidies (Note 14)	46	25	35
Recognition of the nonmainland system compensation payments relating to prior years	—	128	—
Recognition of prior year's rate shortfall	—	86	—
Provisions released (Note 15-c)	35	76	79
Other nonoperating revenues	310	276	386

Total	1,199	1,745	1,212

        In 2002 the 87.5% holding in VIESGO owned by Endesa as of December 31, 2001, was sold for €1,684 million, giving rise to a gross gain of €1,066 million.

        The gain on the sale of Rio Maipo by ENERSIS was partially offset by the extraordinary write-down of goodwill. The net gain relates mainly to the portion of the capital gain recorded at ENERSIS that corresponds to minority interests.

        The "Other Nonoperating Revenues" caption includes most notably rebillings of prior years' power.

        The detail of the "Nonoperating Expenses" caption is as follows:

NONOPERATING EXPENSES	2003	2002	2001
	Millions of Euros
Provisions for contingencies and third-party liability (Note 15)	353	507	155
Nonoperating expenses relating to provisions for pensions and labor force reduction plans (Note 15)	229	77	85
Losses on fixed assets	—	26	47
Write-off of goodwill	—	338	—
Provision for treasury stock	—	75	—
Variation in utility plant, intangible asset and investment valuation allowances	8	68	33
Assignment of shortfall rights (Note 10)	11	—	—
Losses on utility plant, intangible assets and investments	45	—	—
Other nonoperating expenses	276	582	313

Total	922	1,673	633

        The provisions in 2002 for contingencies and third-party liability include €145 million recorded to fully cover the direct and indirect risk exposure relating to the investments made and the loans granted to Argentine companies in view of the present uncertainty with regard to the evolution of the economic situation in Argentina, and possible losses on assets and future risks for various types of contingency in the various Latin American companies and for transactions carried out by ENDESA in that region, amounting to €174 million.

        Also in 2002, as a result of the deregulation of the electricity market in Spain and of the new regulations on meters, nonoperating expenses amounting to €128 million were recorded, of which €61 million relate to provisions for contingencies and third-party liability and the remaining €67 million relate to provisions for fixed assets.

        The provisions in 2003 for contingencies and third-party liability include €224 million to cover contingencies relating to outstanding litigation or third-party claims.

        The remaining provisions for contingencies and third-party liability relate mainly to the additional provision to fully cover the direct and indirect risk relating to the investments in and loans to Argentine companies, as a result of the increase in the Argentine investees' net worth in 2003 (€36 million) and to future expenses incurred in extraordinary repair work and the restructuring of facilities (€41 million).

        The nonoperating expenses relating to provisions for pensions and labor force reduction plans include mainly the additional provision required to cover the cost of employee early retirements as a result of having brought forward the retirement dates with respect to the dates initially envisaged of certain employees affected by the labor force reduction plans in progress and the higher-than-projected inflation.

19.-  THE ENVIRONMENT

        The Group treats as environmental investments those made in assets that will be used on an ongoing basis to minimize the impact on, and to protect, the environment. These investments are recorded as utility plant or intangible assets in accordance with the general methods described in Notes 4-a, 4-b, and 4-c.

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

        As of December 31, 2003 and 2002, these investments recorded on the asset side of the balance sheet amounted to €807 million and €723 million, respectively, and the related accumulated depreciation amounted to €393 million and €330 million, respectively.

        Environmental expenses amounted to €107 million and €75 million in 2003 and 2002, and this amount is recorded under the "Other Operating Expenses" caption in the accompanying consolidated statement of income.

        The possible environmental contingencies that might arise for the Group companies are covered by a third-party liability insurance policy which covers, among other contingencies, those arising from accidental pollution, waste handling and wave, radiation or electromagnetic fields.

20.-  INFORMATION ON THE BOARD OF DIRECTORS AND SENIOR EXECUTIVES

A)    COMPENSATION AND OTHER BENEFITS

DIRECTORS' COMPENSATION

        The members of the Board of Directors of ENDESA received compensation as directors of the Company and, in certain cases, as members of the Boards of Directors of investees.

        The members of the Board of Directors who also discharge executive duties received compensation in this connection, as stipulated in Article 40.4 of the bylaws.

Compensation received for membership of the Board of Directors of Endesa, S.A.

        Under Article 40 of the bylaws, the directors' compensation is made up of a fixed monthly fee and a share in profits. The overall annual compensation for the Board as a whole including both these items represents 1 per mil of the consolidated Group's income approved by the Stockholders' Meeting, although the Board of Directors can reduce this percentage in years in which it sees fit.

        The fixed monthly fee for each director was €2,404.05 through June 30, 2003, and €4,006.74 from that date through December 31, 2003.

        Also, pursuant to Article 40 of the bylaws, the directors receive fees for attending the meetings of the Board of Directors, the Executive Committee, the Appointments and Compensation Committee and the Audit and Compliance Committee. The fee for attending each meeting was €1,202.02 through June 30, 2003, and €2,003.37 from that date through December 31, 2003.

        The detail of the amounts received in 2003 and 2002 is as follows:

	2003	2002
	Euros
Fixed monthly fee	538,422	558,540

Share in profits	192,476	—

Fees for attending meetings of the Board of Directors, the Executive Committee, the Audit and Compliance Committee and the Appointments and Compensation Committee	602,613	711,551

TOTAL	1,333,511	1,270,091

*
The amount relating to the share in profits will not be received until the consolidated Group's financial statements have been approved by the Stockholders' Meeting.

        To date ENDESA has not established any compensation plan tied to the share market price or any stock option plans. Therefore, the members of the Board of Directors did not receive any amount in this connection.

Compensation received for membership of other Boards of Directors

        The compensation received by the members of the Board of Directors of Endesa for their membership of the Boards of Directors of investees amounted to €233,013 in 2003. In 2002 the total amount received in this connection was €248,120.

Salaries

        Following is a description of the fixed and variable compensation received by the executives and employees who are members of the Board of Directors of ENDESA. The variable compensation is determined by applying a percentage of the fixed compensation in each case, based on the degree to which certain targets are met. The variable compensation relating to the whole of 2002 was received in April 2003, on the basis of the targets met in 2002, and the related provision was recorded in the 2002 financial statements.

        The detail of the amounts received in 2003 and 2002 is as follows:

CONCEPT	2003	2002
	Euros
Fixed compensation	1,357,790	1,389,463

Variable compensation	480,835	776,197

TOTAL	1,838,625	2,165,660

        A non-periodic extraordinary variable compensation payment earned in 2000, 2001 and 2002, totaling €659,267 was collected in 2003, pursuant to the resolution adopted by the Board of Directors on May 9, 2000, and the related provisions were recorded in the financial statements for the respective years.

Pension and life and accident insurance premium payment obligations

        The pension and life and accident insurance premium payment obligations to the directors in their capacity as such amounted to €79,936 and €69,582 in 2003 and 2002, respectively.

        The pension and life and accident insurance premium payment obligations to the directors in their capacity as executives amounted to €875,316 in 2003. It should be noted that in the notes to consolidated financial statements for 2002 it was decided to include this amount in the caption relating to senior executives.

        The members of the Board of Directors are covered by the same third-party liability insurance policy as that covering all the directors and executives of ENDESA and its investees.

Advances

        The members of the Board of Directors do not receive advances in their capacity as directors.

COMPENSATION OF SENIOR EXECUTIVES

Salaries

        The senior executives have their compensation and rights defined in the contract that establishes their professional relationship with ENDESA in the terms and conditions approved by the Appointments and Compensation Committee.

        The compensation consists of a fixed component and a variable component. The variable compensation is determined by applying a percentage to the fixed compensation in each case, based on the degree to which certain targets are met, and the compensation, if any, received for attending meetings of the Boards of Directors of other investees is deducted therefrom.

        The table below shows the amounts of fixed and variable compensation received by the 34 senior executives of ENDESA, excluding the directors who are also senior executives, whose compensation is shown above.

        The variable compensation relating to the whole of 2003 will be received in 2004, on the basis of the fulfillment of the targets set in 2003. The detail of the amounts received in 2003 is as follows:

CONCEPT	2003	2002
	Euros
Fixed compensation	9,479,989	10,019,660

Variable compensation*	2,057,609	3,660,240

Other amounts received and compensation in kind	290,215	3,317,570

TOTAL	11,827,813	16,997,470

*
The financial statements for 2002 included a provision in this connection.

        In 2003 a non-periodic extraordinary variable compensation payment earned in 2000, 2001 and 2002, totaling €6,518,400 was received by the senior executives, pursuant to the resolution adopted by the Board of Directors on May 9, 2000, and the related provisions were recorded in the financial statements for the respective years.

        To date ENDESA has not established any compensation plan tied to the share market price or any stock option plans. Therefore, the senior executives did not receive any amount in this connection.

Pension and life and accident insurance premium payment obligations

        The pension and life and accident insurance premium payment obligations to senior executives amounted to €5,207,209 and €10,466,185 in 2003 and 2002, respectively.

        The senior executives are covered by the same third-party liability insurance policy as that covering all the directors and executives of ENDESA and its investees.

Advances and loans granted

        The outstanding principal as of December 31, 2003 and 2002, of the advances and loans granted to the senior executives, including those who are also directors, in their capacity as senior executives, amounted to €6,391,875 and €8,408,100, respectively, of which €4,224,658 and €5,953,120 in 2003 and 2002, respectively, bear interest tied to EURIBOR + 0.5% and €2,167,217 and €2,454,980 in 2003 and 2002, respectively, relate to interest-free advances. These advances and loans are repayable at over one year.

        In order to comply with the rules in force in the markets on which its shares are listed, the Company has not granted any advances or loans to its senior executives since the approval, in the U.S., of the Sarbanes—Oxley Law in July 2002, and it has not modified the terms and conditions of these already existing at that date.

B)    OTHER DISCLOSURES RELATING TO THE BOARD OF DIRECTORS

1. Situations of conflict of interest

        In 2003, there were no cases of conflict of interest involving the directors, without prejudice to the abstentions recorded in the minutes of the meetings of the governing bodies of the Company even though no conflict existed and with a view to taking the utmost precaution.

        In any event, any situations of conflict of interest involving the Company's directors will be disclosed in the annual corporate governance report.

        In 2003 there were no transactions outside the ordinary course of business or carried out under conditions other than market conditions between the directors and the ENDESA Group companies.

2. Duties of loyalty

        The members of the Board of Directors of ENDESA, S.A. with direct or indirect holdings in companies engaging in activities that are identical, similar or complementary to the activity constituting the Company's corporate purpose are as follows:

			UNIÓN FENOSA
	IBERDROLA				REE
Director
	Direct	Indirect	Direct	Indirect	Direct	Indirect
	Shares
Rafael Miranda Robredo	1,600	—	—	—	—	—
Francisco Núñez Boluda	1,132	—	3,000	—	—	—
Francisco Javier Ramos Gascón	2,668	6,744	1,000	7,440	—	380
José Serna Masiá	8,192	—	—	—	—	—
Manuel Ríos Navarro	—	3,080	—	—	—	—

        Also, no member of the Board of Directors holds positions or discharges duties in companies engaging in activities that are identical, similar or complementary to the activity constituting the Company's corporate purpose, or performs activities for his own account or for the account of others at companies engaging in activities that are identical, similar or complementary to the activity constituting the Company's corporate purpose.

21.-  COMMITMENTS AND CONTINGENCIES

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

        As of December 31, 2003 and 2002, the ENDESA Group had provided guarantees to third parties totaling €11,188 million and €14,576 million, respectively, of which €10,481 million and €13.173 million, respectively, relate to guarantees provided for Group companies to secure debts included on the liability side of the consolidated balance sheet, mainly the marketable security issues of Internacional ENDESA, B.V.

        As of December 31, 2003 and 2002, the Group had arranged electricity options and futures transactions for 35,213 GWh and 31,543 GWh, respectively of power, and there was an open position on 329 GWh and 524 GWh, respectively. The effect of the valuation of the open positions as of December 31, 2003, is not material.

        The directors of ENDESA do not consider that any significant liabilities additional to those recorded in the accompanying consolidated balance sheet will arise for the transactions described in this Note.

22.-  UNBUNDLING OF ACTIVITIES

        The financial statements unbundled by business activity are presented below in accordance with Law 54/1997.

        In relation to the electricity activities carried out abroad, a distinction is drawn between the activities carried on in Europe, substantially all of which relate to generation, and those carried on in Latin America, which in turn are unbundled by activity.

CONSOLIDATED BALANCE SHEET, BY ACTIVITY, OF THE ENDESA GROUP AS OF DECEMBER 31, 2003
(Millions of euros)

									Activities Carried on Abroad
	Generation	%	Distribution	%	Retailing	%	Other Non-electricity Activities	%	Europe	%	Latin America	%	Corporate Activities	%	Unallocated Adjustments	Total Consolidated
ASSETS
1. Due from stockholders for uncalled capital	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	—
2. Fixed and other noncurrent assets	9,313	13	8,222	12	130	—	2,354	3	3,109	4	9,903	14	39,181	54	(38,534)	33,678
2.1. Intangible assets and start-up expenses	29	5	157	28	25	4	166	29	40	7	125	22	26	5	(28)	540
2.2. Utility plant	8,217	31	6,746	25	7	—	465	2	2,605	10	8,575	32	12	—	335	26,962
2.2.1. Electricity plant	19,522	43	11,105	24	16	—	543	1	3,967	9	10,633	23	—	—	320	46,106
2.2.2. Electricity plant in progress	467	20	467	20	—	—	52	2	400	17	978	41	—	—	—	2,364
2.2.3. Other tangible fixed assets	1,087	31	478	14	2	—	132	4	907	25	918	26	19	—	(3)	3,540
2.2.4. Advances and other construction work in progress	14	14	22	22	—	—	2	2	—	—	63	62	—	—	—	101
2.2.5. Depreciation of electricity plant	(11,811)	51	(5,082)	22	(11)	—	(152)	1	(2,219)	10	(3,734)	16	—	—	6	(23,003)
2.2.6. Other depreciation	(937)	47	(222)	11	—	—	(109)	6	(447)	22	(283)	14	(7)	—	3	(2,002)
2.2.7. Allowances	(125)	82	(22)	14	—	—	(3)	2	(3)	2	—	—	—	—	9	(144)
2.3. Long-term investments	1,067	2	1,319	3	98	—	1,723	4	464	1	1,203	3	39,126	87	(38,841)	6,159
2.4. Treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	17	100	—	17
3. Consolidation goodwill	—	—	9	—	—	—	417	9	1,619	35	2,548	56	—	—	(9)	4,584
4. Deferred charges	21	2	136	13	—	—	1	—	3	—	149	14	752	71	(385)	677
5. Current assets	1,235	13	1,268	13	494	5	164	2	486	5	2,393	24	3,700	38	(2,632)	7,108
5.1. Inventories	464	72	16	3	4	—	1	—	82	13	76	12	—	—	1	644
5.2. Trade receivables	710	17	1,229	29	479	11	104	2	351	8	1,076	25	360	8	(213)	4,096
5.3. Other current assets	61	1	23	1	11	—	59	1	53	1	1,241	26	3,340	70	(2,420)	2,368

TOTAL ASSETS	10,569	12	9,635	11	624	1	2,936	3	5,217	6	14,993	17	43,633	50	(41,560)	46,047

STOCKHOLDERS' EQUITY AND LIABILITIES
1. Stockholders' equity	4,298	15	1,783	6	90	—	320	1	1,496	5	2,308	8	19,165	65	(20,659)	8,801
2. Minority interests	—	—	10	—	—	—	50	2	355	11	2,935	87	—	—	1,595	4,945
3. Negative consolidation goodwill	27	24	68	59	—	—	3	2	—	—	17	15	—	—	(102)	13
4. Deferred revenues	95	6	1,211	77	1	—	109	7	2	—	141	9	22	1	(69)	1,512
4.1. Capital subsidies	94	9	949	90	—	—	5	1	2	—	—	—	—	—	(21)	1,029
4.2. Other	1	—	262	49	1	—	104	20	—	—	141	27	22	4	(48)	483
5. Provisions for contingencies and expenses	1,291	28	1,757	39	30	1	190	4	130	3	773	17	379	8	(48)	4,502
6. Long-term debt	3,660	10	2,665	7	169	1	1,952	5	2,192	6	6,579	17	20,121	54	(19,756)	17,582
7. Current liabilities	1,198	11	2,141	19	334	3	312	3	1,042	9	2,240	20	3,946	35	(2,521)	8,692

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	10,569	12	9,635	11	624	1	2,936	3	5,217	6	14,993	17	43,633	50	(41,560)	46,047

CONSOLIDATED STATEMENT OF INCOME, BY ACTIVITY, FOR THE YEAR ENDED DECEMBER 31, 2003
(Millions of euros)

									Activities Carried On Abroad
REVENUES AND EXPENSES	Generation	%	Distribution	%	Retailing	%	Other Non-Electricity Activities	%	Europe	%	Latin America	%	Corporate Structure	%	Allocations between Activities	Total Consolidated
Net sales and services	3,535	21	5,648	33	1,594	10	403	2	1,973	12	3,545	21	238	1	(697)	16,239
- Sales allocated among activities	613	134	(155)	(34)	—	—	—	—	—	—	—	—	—	—	(458)	—
Other operating revenues	76	15	160	32	61	12	41	8	64	13	78	16	18	4	(93)	405
= Production value	4,224	24	5,653	32	1,655	9	444	3	2,037	11	3,623	20	256	1	(1,248)	16,644

Materials used	(1,753)	20	(3,054)	36	(982)	11	(54)	1	(1,461)	17	(1,184)	14	(101)	1	95	(8,494)
- Procurements allocated among activities	—	—	(458)	100	—	—	—	—	—	—	—	—	—	—	458	—
External and operating expenses	(412)	15	(804)	28	(549)	19	(233)	8	(114)	4	(675)	24	(65)	2	695	(2,157)
= Value added by the company	2,059	34	1,337	22	124	2	157	3	462	8	1,764	29	90	2	—	5,993
- Personnel expenses	(328)	28	(351)	29	(37)	3	(56)	5	(78)	7	(260)	22	(76)	6	—	(1,186)
= Gross operating income	1,731	36	986	21	87	2	101	2	384	8	1,504	31	14	—	—	4,807

- Depreciation and amortization expense	(629)	39	(374)	23	(10)	1	(53)	3	(116)	7	(413)	26	(11)	1	—	(1,606)
- Bad debts and variation in operating allowances	(9)	16	(26)	45	—	—	(2)	4	—	—	(20)	35	—	—	—	(57)
= Net operating income (loss)	1,093	35	586	19	77	2	46	2	268	8	1,071	34	3	—	—	3,144

+ Financial revenues	13	1	6	—	4	—	76	5	6	1	680	44	763	49	(633)	915
- Financial expenses	(157)	7	(176)	8	(11)	1	(88)	4	(51)	2	(880)	38	(915)	40	633	(1,645)
- Depreciation and amortization expense and investment valuation provisions	—	—	1	(20)	—	—	(6)	120	—	—	—	—	—	—	—	(5)
+ Equity in the income/losses of companies accounted for by the equity method	—	—	1	3	—	—	(17)	(57)	22	74	18	60	6	20	—	30
- Amortization of consolidation goodwill	—	—	—	—	—	—	(27)	9	(91)	32	(171)	59	—	—	—	(289)
= Ordinary income (loss)	949	44	418	20	70	3	(16)	(1)	154	7	718	34	(143)	(7)	—	2,150

+ Gains on fixed assets and nonoperating revenues	74	6	661	51	26	2	38	3	1	—	266	21	219	17	—	1,285
- Losses on fixed assets and nonoperating expenses	(283)	28	(220)	22	(3)	—	(40)	4	(5)	1	(366)	37	(83)	8	—	(1,000)
- Variation in intangible asset, utility plant and investment valuation allowances	(15)	187	—	—	—	—	(3)	38	—	—	—	—	10	(125)	—	(8)
= Income (Loss) before taxes	725	30	859	35	93	4	(21)	(1)	150	6	618	26	3	—	—	2,427

- Corporate income tax	(243)	44	(155)	28	(32)	6	(1)	—	(46)	9	(79)	14	6	(1)	—	(550)
= Income (Loss) after taxes	482	26	704	38	61	3	(22)	(1)	104	5	539	29	9	—	—	1,877
- Income (Loss) attributed to minority interests

INCOME (LOSS) FOR THE YEAR	—	—	(3)	1	—	—	(3)	1	(52)	9	(455)	80	(52)	9	—	(565)
ENDED 12/31/03	482	37	701	53	61	5	(25)	(2)	52	4	84	6	(43)	(3)	—	1,312

Unbundled balance sheet relating to activities in Latin America in 2003
(Millions of euros)

	Generation	%	Distribution	%	Corporate Activities	%	Other Non-electricity Activities	%	Unallocated Adjustments	Latin America
ASSETS
1. Due from stockholders for uncalled capital	—	—	—	—	—	—	—	—	—	—
2. Fixed and other noncurrent assets	5,948	60.1	2,275	23.0	7,343	74.1	87	0.9	(5,750)	9,903
2.1. Intangible assets	75	60.0	48	38.4	1	0.8	1	0.8	—	125
2.2. Utility plant	5,332	62.2	3,152	36.8	20	0.2	74	0.9	(3)	8,575

2.2.1. Electricity plant	6,548	61.6	4,083	38.4	5	—	—	—	(3)	10,633
2.2.2. Electricity plant in progress	795	81.3	183	18.7	—	—	—	—	—	978
2.2.3. Other tangible fixed assets	490	53.4	299	32.6	32	3.5	97	10.6	—	918
2.2.4. Advances and other construction work in progress	1	1.6	58	92.1	—	—	4	6.3	—	63
2.2.5. Depreciation of electricity plant	(2,382)	63.8	(1,336)	35.8	(16)	0.4	—	—	—	(3,734)
2.2.6. Other depreciation	(120)	42.4	(135)	47.7	(1)	0.4	(27)	9.5	—	(283)
2.2.7. Allowances	—	—	—	—	—	—	—	—	—	—

2.3. Long-term investments	541	45.0	(925)	(76.9)	7,322	608.6	12	1.0	(5,747)	1,203
2.4. Treasury stock	—	—	—	—	—	—	—	—	—	—

3. Goodwill	111	4.4	317	12.4	1,259	49.4	—	—	861	2,548
4. Deferred charges	55	36.8	65	43.5	37	24.8	—	—	(8)	149
5. Current assets	578	24.2	1,378	57.6	2,796	116.8	149	6.2	(2,508)	2,393
5.1. Inventories	19	25.0	22	28.9	—	—	35	46.1	—	76
5.2. Trade receivables	277	25.7	828	77.0	156	14.5	58	5.4	(243)	1,076
5.3. Other current assets	282	22.7	528	42.5	2,640	212.7	56	4.5	(2,265)	1,241

TOTAL ASSETS	6,692	44.6	4,035	26.9	11,435	76.3	236	1.6	(7,405)	14,993

STOCKHOLDERS' EQUITY AND LIABILITIES
1. Stockholders' equity	497	21.5	(634)	(27.5)	6,447	279.4	119	5.2	(4,121)	2,308
2. Minority interests	1,591	54.2	1,199	40.9	—	—	38	1.3	107	2,935

3. Negative consolidation goodwill	263	1,536.3	9	52.6	1	5.8	—	—	(256)	17

4. Deferred revenues	7	5.0	96	68.1	51	36.2	—	—	(13)	141
4.1. Capital subsidies	—	—	—	—	—	—	—	—	—	—
4.2. Other	7	5.0	96	68.1	51	36.2	—	—	(13)	141

5. Provisions for contingencies and expenses	56	7.2	407	52.6	327	42.3	2	0.3	(19)	773
6. Long-term debt	3,492	53.1	1,413	21.5	2,489	37.8	3	—	(818)	6,579
7. Current liabilities	786	35.1	1,545	69.0	2,120	94.6	74	3.3	(2,285)	2,240

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	6,692	44.6	4,035	26.9	11,435	76.3	236	1.6	(7,405)	14,993

Unbundled cost accounting statement of income relating to activities in Latin America in 2003
(Millions of euros)

INCOME STATEMENTS	Generation	%	Distribution	%	Corporate Activities	%	Other Non-electricity Activities	%	Unallocated Adjustments	Latin America
Net sales and services	1,321	37.3	2,597	73.3	6	0.2	132	3.7	(511)	3,545
- Sales allocated among activities	—	—	—	—	—	—	—	—	—	—
Other operating revenues	(21)	(26.9)	53	67.9	5	6.4	65	83.3	(24)	78
= Production value	1,300	35.9	2,650	73.1	11	0.3	197	5.4	(535)	3,623

Materials used	(194)	16.4	(1,372)	115.9	—	—	(46)	3.9	428	(1,184)
- Procurements allocated among activities	—	—	—	—	—	—	—	—	—	—
External and operating expenses	(292)	43.3	(385)	57.0	(58)	8.6	(59)	8.7	119	(675)
= Value added by the company	814	46.1	893	50.6	(47)	(2.7)	92	5.2	12	1,764
- Personnel expenses	(54)	20.8	(150)	57.8	(23)	8.9	(33)	12.7	—	(260)
= Gross operating income (loss)	760	50.5	743	49.4	(70)	(4.7)	59	3.9	12	1,504

- Depreciation and amortization expense	(207)	50.1	(203)	49.2	(1)	0.2	(2)	0.5	—	(413)
- Bad debts and variation in operating allowances	(1)	5.0	(19)	95.0	—	—	—	—	—	(20)
= Net operating income (loss)	552	51.5	521	48.6	(71)	(6.6)	57	5.3	12	1,071

+ Financial revenues	370	54.4	396	58.2	280	41.1	4	0.6	(370)	680
- Financial expenses	(366)	41.6	(435)	49.4	(445)	50.6	(4)	0.5	370	(880)
- Depreciation and amortization expense and investment valuation provisions	—	—	—	—	—	—	—	—	—	—
+- Equity in the income/losses of companies accounted for by the equity method	3	16.7	—	—	15	83.3	—	—	—	18
- Amortization of consolidation goodwill	(3)	1.8	(21)	12.3	(147)	85.8	—	—	—	(171)
= Ordinary income (loss)	556	77.4	461	64.2	(368)	(51.2)	57	7.9	12	718

+ Gains on fixed assets and nonoperating revenues	65	24.4	55	20.6	153	57.4	5	1.9	(12)	266
- Losses on fixed assets and nonoperating expenses	(70)	19.1	(151)	41.3	(143)	39.1	(2)	0.5	—	(366)
- Variation in intangible asset, utility plant and investment valuation allowances	—	—	—	—	—	—	—	—	—	—
= Income (Loss) before taxes	551	89.0	365	59	(358)	(57.8)	60	9.7	—	618

- Corporate income tax	(59)	74.7	(76)	96.2	64	(81.1)	(8)	10.1	—	(79)
= Income (Loss) after taxes	492	91.1	289	53.5	(294)	(54.4)	52	9.6	—	539

- Income (Loss) attributed to minority interests	(356)	78.2	(87)	19.1	(12)	2.6	—	—	—	(455)
= Income (Loss) for the year attributed to the Parent Company	136	160.8	202	238.8	(306)	(361.7)	52	61.5	—	84

Balance sheet by activity and cost accounting statement of income by activity for 2002
(Millions of euros)

									Activities Carried on Abroad
	Generation	%	Distribution	%	Retailing	%	Other Non-electricity	%	Europe	%	Latin America	%	Corporate Activities	%	Unallocated Adjustments	Total
ASSETS
1. Due from stockholders for uncalled capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Fixed and other noncurrent assets	9,357	13	8,067	11	416	1	2,574	4	2,854	4	10,837	15	39,943	54	(38,256)	35,792
2.1. Intangible assets and start-up expenses	32	6	144	26	26	5	188	34	41	8	87	16	29	5	(29)	518
2. Utility plant	8,316	30	6,729	25	10	—	564	2	2,349	9	9,286	33	154	1	333	27,741
2.2.1. Electricity plant	18,951	41	11,212	25	17	—	470	1	3,805	8	11,583	25	—	—	320	46,358
2.2.2. Electricity plant in progress	557	28	434	22	—	—	90	5	287	15	597	30	—	—	—	1,965
2.2.3. Other tangible fixed assets	1,092	30	383	10	1	—	311	9	880	24	957	26	18	1	(3)	3,639
2.2.4. Advances and other construction work in progress	7	3	22	9	—	—	6	2	—	—	68	27	145	59	—	248
2.2.5. Depreciation of electricity plant	(11,251)	50	(5,046)	23	(8)	—	(136)	1	(2,185)	10	(3,619)	16	—	—	4	(22,241)
2.2.6. Other depreciation	(928)	46	(166)	8	—	—	(176)	9	(425)	21	(300)	15	(9)	1	3	(2,001)
2.2.7. Allowances	(112)	48	(110)	47	—	—	(1)	—	(13)	5	—	—	—	—	9	(227)
2.3. Long-term investments	1,009	2	1,194	3	380	1	1,822	4	464	1	1,464	3	39,678	86	(38,560)	7,451
2.4. Treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	82	100	—	82
3. Consolidation goodwill	—	—	7	—	—	—	446	9	1,720	35	2,705	56	—	—	92	4,970
4. Deferred charges	25	3	155	16	1	—	5	—	—	—	126	13	663	68	(437)	538
5. Current assets	1,261	12	1,207	11	528	5	427	4	382	4	2,565	24	4,228	40	(3,722)	6,876
5.1. Inventories	483	63	24	3	3	1	59	8	71	9	123	16	—	—	—	763
5.2. Trade receivables	695	16	1,154	28	427	10	197	5	285	7	1,004	24	418	10	(315)	3,865
5.3. Other current assets	83	1	29	1	98	2	171	3	26	1	1,438	25	3,810	67	(3,407)	2,248

TOTAL ASSETS	10,643	12	9,436	10	945	1	3,452	4	4,956	6	16,233	18	44,834	49	(42,323)	48,176

STOCKHOLDERS' EQUITY AND LIABILITIES
1. Stockholders' equity	4,188	15	1,449	5	29	—	441	2	1,443	5	2,098	7	18,948	66	(20,553)	8,043
2. Minority interests	—	—	—	—	—	—	60	2	1,130	37	1,897	61	—	—	88	3,175
3. Negative consolidation goodwill	27	23	68	59	—	—	3	3	—	—	17	15	—	—	(102)	13
4. Deferred revenues	103	7	1,042	74	1	—	129	9	2	—	120	9	12	1	(53)	1,356
4.1. Capital subsidies	102	11	833	88	—	—	11	1	2	—	—	—	—	—	(21)	927
4.2. Other	1	—	209	45	1	—	118	26	—	—	120	26	12	3	(32)	429
5. Provisions for contingencies and expenses	1,165	28	1,717	41	34	1	186	4	146	3	659	16	290	7	24	4,221
6. Long-term debt	3,333	9	3,259	9	524	1	1,829	5	627	2	8,137	21	20,301	53	(18,224)	19,786
7. Current liabilities	1,827	12	1,901	13	357	2	804	5	1,608	11	3,305	22	5,283	35	(3,503)	11,582

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	10,643	12	9,436	10	945	1	3,452	4	4,956	6	16,233	18	44,834	49	(42,323)	48,176

									Activities Carried on Abroad
REVENUES AND EXPENSES	Generation	%	Distribution	%	Retailing	%	Other Non-electricity Activities	%	Europe	%	Latin America	%	Corporate Activities	%	Allocations between Activities	Total Consolidated
Net sales and services	3,831	22	5,603	33	1,323	8	514	3	1,744	10	3,850	23	211	1	(337)	16,739
- Sales allocated among activities	514	101	(6)	(1)	—	—	—	—	—	—	—	—	—	—	(508)	—
Other operating revenues	55	9	127	22	54	9	59	10	16	3	234	40	38	7	(84)	499
= Production value	4,400	24	5,724	31	1,377	8	573	3	1,760	10	4,084	23	249	1	(929)	17,238

Materials used	(1,711)	20	(3,217)	38	(804)	9	(150)	2	(1,248)	15	(1,257)	15	(111)	1	(184)	(8,682)
- Procurements allocated among activities	—	—	(508)	100	—	—	—	—	—	—	—	—	—	—	508	—
External and operating expenses	(384)	15	(610)	23	(429)	16	(242)	9	(169)	6	(755)	29	(47)	2	611	(2,025)
= Value added of the company	2,305	35	1,389	21	144	2	181	3	343	5	2,072	32	91	2	6	6,531
- Personnel expenses	(329)	26	(341)	27	(32)	3	(74)	6	(79)	6	(317)	25	(79)	6	—	(1,251)
= Gross operating income	1,976	38	1,048	20	112	2	107	2	264	5	1,755	33	12	—	6	5,280

- Depreciation and amortization expense	(660)	39	(341)	20	(11)	1	(65)	4	(113)	7	(467)	27	(39)	2	—	(1,696)
- Bad debts and variation in operating allowances	48	(2,400)	(23)	1,150	(3)	150	(3)	150	(1)	50	(20)	1,000	—	—	—	(2)
= Net operating income (loss)	1,364	38	684	19	98	3	39	1	150	4	1,268	36	(27)	(1)	6	3,582

+ Financial revenues	35	3	7	1	2	—	30	2	3	—	492	35	834	59	(752)	651
- Financial expenses	(150)	5	(220)	7	(21)	1	(94)	3	(63)	2	(1,521)	50	(953)	32	746	(2,276)
- Depreciation and amortization expense and investment valuation provisions	—	—	—	—	—	—	(9)	100	—	—	—	—	—	—	—	(9)
+- Equity in the income/losses of companies accounted for by the equity method	—	—	—	—	—	—	(192)	207	17	(18)	7	(8)	75	(81)	—	(93)
- Amortization of consolidation goodwill	—	—	1	—	—	—	(41)	11	(92)	26	(215)	61	(8)	2	—	(355)
= Ordinary income (loss)	1,249	83	472	32	79	5	(267)	(18)	15	1	31	2	(79)	(5)	—	1,500

+ Gains on fixed assets and nonoperating revenues	1,264	72	280	16	8	—	107	6	9	1	118	7	(41)	(2)	—	1,745
- Losses on fixed assets and nonoperating expenses	(176)	12	(391)	26	(33)	2	(377)	25	(32)	2	(573)	37	54	(4)	—	(1,528)
- Variation in intangible asset, utility plant and investment valuation allowances	(5)	3	(67)	46	—	—	(1)	1	1	(1)	—	—	(74)	51	—	(146)
= Income (Loss) before taxes	2,332	148	294	19	54	3	(538)	(34)	(7)	—	(424)	(27)	(140)	(9)	—	1,571

- Corporate income tax	(250)	57	204	(47)	(16)	4	76	(17)	64	(15)	(39)	9	(476)	109	—	(437)
= Income (Loss) after taxes	2,082	184	498	44	38	3	(462)	(41)	57	5	(463)	(41)	(616)	(54)	—	1,134

- Income (Loss) attributed to minority interests	—	—	—	—	—	—	(7)	(5)	(36)	(27)	182	134	(3)	(2)	—	136
= INCOME (LOSS) FOR THE YEAR ENDED 12/31/02	2,082	164	498	39	38	3	(469)	(37)	21	2	(281)	(22)	(619)	(49)	—	1,270

Cost accounting statement of income by activity for 2001
(Millions of euros)

INCOME STATEMENTS	Generation	%	Distribution	%	Retailing	%	Other Non-electricity Activities	%	Activities Carried on Abroad	%	Corporate Activities	%	Unallocated Adjustments	Total
Net sales and services	3,605	22	5,271	33	1,115	7	604	4	5,125	32	350	2	(494)	15,576
- Sales allocated among activities	544	135	(142)	(35)	—	—	—	—		—	—	—	(402)	—
Other operating revenues	61	11	111	20	15	3	142	26	200	37	18	3	(38)	509
= Production value	4,210	25	5,240	31	1,130	7	746	4	5,325	31	368	2	(934)	16,085

Materials used	(1,763)	23	(2,843)	37	(721)	9	(248)	3	(1,877)	25	(199)	3	(40)	(7.691)
- Procurements allocated among activities		—	(402)	100	—	—	—	—	—	—	—	—	402	—
External and operating expenses	(359)	14	(543)	22	(329)	13	(327)	13	(871)	35	(86)	3	566	(1,949)
= Value added of the company	2,088	32	1,452	23	80	1	171	3	2,577	40	83	1	(6)	6,445
- Personnel expenses	(346)	26	(380)	29	(20)	2	(95)	7	(418)	31	(73)	6	—	(1,332)
= Gross operating income	1,742	34	1,072	21	60	1	76	2	2,159	42	10	—	(6)	5,113

- Period depreciation and amortization	(718)	39	(329)	18	(6)	—	(95)	5	(663)	37	(18)	1	—	(1,829)
- Bad debts and variation in operating provisions	(6)	6	(13)	12	(3)	3	(13)	12	(73)	67	(1)	1	—	(109)
= Net operating income (loss)	1,018	31	730	23	51	2	(32)	(1)	1,423	45	(9)		(6)	3,175

+ Financial revenues	16	1	15	1	—	—	18	2	535	46	588	50	(588)	584
- Financial expenses	(228)	8	(265)	9	(11)	—	(115)	4	(1,507)	52	(770)	27	594	(2,302)
- Period depreciation and amortization and financial provisions	5	(125)	—	—	—	—	(20)	500	3	(75)	8	(200)	—	(4)
+- Equity in the income/losses of companies carried by the equity method	—	—	—	—	—	—	(178)	151	10	(9)	50	(42)	—	(118)
- Amortization of goodwill in consolidation	—	—	—	—	—	—	(44)	15	(227)	79	(18)	6	—	(289)
= Ordinary income	811	77	480	46	40	4	(371)	(36)	237	23	(151)	(14)	—	1,046

+ Gains on fixed assets and nonoperating revenues	245	20	149	12	2	—	64	5	766	64	(14)	(1)	—	1,212
- Losses on fixed assets and nonoperating expenses	(75)	13	(166)	27	(3)	1	(60)	10	(331)	55	35	(6)	—	(600)
- Variation in intangible assets, utility plant and control provisions for portfolio	(49)	148	(4)	12	—	—	(15)	46	—	—	35	(106)	—	(33)
= Income (Loss) before taxes	932	58	459	28	39	2	(382)	(23)	672	41	(95)	(6)	—	1,625

- Corporate income tax	(269)	306	(125)	142	(13)	15	291	(331)	(132)	150	160	(182)	—	(88)
= Income (Loss) after taxes	663	43	334	22	26	2	(91)	(6)	540	35	65	4	—	1,537

- Income (Loss)attributed to minority interests	—	—	—	—	—	—	(7)	12	(51)	88	—	—	—	(58)
= Income (Loss) for the year attributed to the Controlling Company	663	45	334	23	26	2	(98)	(7)	489	33	65	4	—	1,479

Unbundled balance sheet and cost accounting statement of income relating to activities carried on in Latin America in 2002
(Millions of Euros)

	Generation	%	Distribution	%	Corporate Activities	%	Other Nonelectricity Activities	%	Unallocated Adjustments	Latin America
ASSETS
1. Due from stockholders for uncalled capital	—	—	—	—	—	—	—	—	—	—
2. Fixed and other noncurrent assets	6,282	44	2,857	20	4,995	35	87	1	(3,384)	10,837
2.1. Intangible assets	23	27	62	71	2	2	—	—	—	87
2.2. Utility plant	5,846	63	3,348	36	20	—	74	1	(2)	9,286

2.2.1. Technical electricity installations	7,462	64	4,117	36	4	—	—	—	—	11,583
2.2.2. Technical electricity installations in progress	335	56	262	44	—	—	—	—	—	597
2.2.3. Other tangible fixed assets	527	55	300	32	32	3	100	10	(2)	957
2.2.4. Advances and other construction work in progress	1	1	67	99	—	—	—	—	—	68
2.2.5. Depreciation of technical electricity installations	(2,333)	65	(1,271)	35	(15)	—	—	—	—	(3,619)
2.2.6. Other depreciation	(146)	49	(127)	42	(1)	—	(26)	9	—	(300)
2.2.7. Provisions	—	—	—	—	—	—	—	—	—	—

2.3. Long-term financial investments	413	9	(553)	(11)	4,973	102	13	—	(3,382)	1,464
2.4. Treasury stock	—	—	—	—	—	—	—	—	—	—

3. Goodwill	110	4	326	11	2,551	85	—	—	(282)	2,705
4. Deferred charges	40	31	74	59	12	10	—	—	—	126
5. Current assets	858	25	1,346	39	1,081	32	135	4	(855)	2,565
5.1. Inventories	41	33	37	30	—	—	45	37	—	123
5.2. Customer receivables	228	20	803	70	51	4	65	6	(143)	1,004
5.3. Other current assets	589	27	506	24	1,030	48	25	1	(712)	1,438

TOTAL ASSETS	7,290	35	4,603	22	8,639	42	222	1	(4,521)	16,233

STOCKHOLDERS' EQUITY AND LIABILITIES
1. Stockholders' equity	320	10	(466)	(14)	3,291	101	95	3	(1,142)	2,098
2. Minority interests	1,350	71	1,272	67	(762)	(40)	36	2	1	1,897

3. Negative goodwill	293	97	9	3	1	—	—	—	(286)	17

4. Deferred revenues	27	20	71	51	40	29	—	—	(18)	120
4.1. Capital subsidies	—	—	—	—	—	—	—	—	—	—
4.2. Other	27	20	71	51	40	29	—	—	(18)	120

5. Provisions for contingencies and expenses	43	6	319	47	321	47	2	—	(26)	659
6. Long-term debt	3,656	36	1,622	16	4,978	48	30	—	(2,149)	8,137
7. Current liabilities	1,601	39	1,776	42	770	18	59	1	(901)	3,305

TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	7,290	35	4,603	22	8,639	42	222	1	(4,521)	16,233

INCOME STATEMENTS	Generation	%	Distribution	%	Corporate Activities	%	Other Nonelectricity Activities	%	Unallocated Adjustments	Latin America
Net sales and services	1,371	31	2,815	65	8	—	159	4	(503)	3,850
- Sales allocated among activities	—	—	—	—	—	—	—	—	—	—
Other operating revenues	35	12	168	59	6	2	76	27	(51)	234
= Production value	1,406	31	2,983	64	14	—	235	5	(554)	4,084

Materials used	(162)	10	(1,446)	85	—	—	(80)	5	431	(1,257)
- Procurements allocated among activities	—	—	—	—	—	—	—	—	—	—
External and operating expenses	(315)	36	(427)	49	(58)	7	(78)	8	123	(755)
= Value added of the company	929	45	1,110	54	(44)	(2)	77	3	—	2,072
- Personnel expenses	(66)	21	(184)	58	(33)	10	(34)	11	—	(317)
= Gross operating income (loss)	863	49	926	53	(77)	(4)	43	2	—	1,755

- Period depreciation and amortization	(232)	50	(231)	50	(2)	—	(2)	—	—	(467)
- Bad debts and variation in operating provisions	1	(5)	(21)	105	—	—	—	—	—	(20)
= Net operating income (loss)	632	50	674	53	(79)	(6)	41	3	—	1,268

+ Financial revenues	194	19	445	44	376	37	2	—	(525)	492
- Financial expenses	(887)	44	(841)	41	(311)	15	(7)	—	525	(1,521)
- Period depreciation and amortization and financial provisions	—	—	—	—	—	—	—	—	—	—
+- Equity in the income/losses of companies carried by the equity method	67	965	(60)	(865)	—	—	—	—	—	7
- Amortization of goodwill in consolidation	(9)	4	(31)	15	(175)	81	—	—	—	(215)
= Ordinary income (loss)	(3)	(10)	187	602	(189)	(608)	36	116	—	31

+ Gains on fixed assets and nonoperating revenues	56	41	43	31	36	26	3	2	(20)	118
- Losses on fixed assets and nonoperating expenses	(136)	23	(135)	23	(294)	50	(28)	4	20	(573)
- Variation in provisions for intangible assets, utility plant and control portfolio	—	—	—	—	—	—	—	—	—	—
= Income (Loss) before taxes	(83)	20	95	(22)	(447)	105	11	(3)	—	(424)

- Corporate income tax	(167)	423	(144)	365	277	(701)	(5)	13	—	(39)
= Income after taxes	(250)	54	(49)	11	(170)	37	6	(2)	—	(463)

- Income (Loss) attributed to minority interests	126	69	35	19	21	12	—	—	—	182
= Income (Loss) for the year attributed to the Controlling Company	(124)	44	(14)	5	(149)	53	6	(2)	—	(281)

Unbundled cost accounting statement of income relating to activities carried on in Latin America in 2001
(Amounts in millions of Euros)

INCOME STATEMENTS	Generation	%	Distribution	%	Other Non-electricity Activities	%	Corporate Activities	%	Unallocated Adjustments	Total
Net sales and services	1,724	33	3,752	66	243	4	7	—	(601)	5,125
- Sales allocated among activities	—	—	—	—	—	—	—	—	—	—
Other operating revenues	58	29	127	64	11	6	4	2	—	200
= Production value	1,782	30	3,879	66	254	4	11	—	(601)	5,325

Materials used	(377)	16	(1,877)	80	(96)	4	(6)	—	479	(1.877)
- Procurements allocated among activities	—	—	—	—	—	—	—	—	—	—
External and operating expenses	(355)	36	(545)	55	(80)	8	(13)	1	122	(871)
= Value added of the company	1,050	41	1,457	57	78	3	(8)	—	—	2,577
- Personnel expenses	(82)	20	(269)	64	(33)	8	(34)	8	—	(418)
= Gross operating income (loss)	968	45	1,188	55	45	2	(42)	(2)	—	2,159

- Period depreciation and amortization	(315)	48	(341)	51	(4)	1	(3)	1	—	(663)
- Bad debts and variation in operating provisions	—	—	(73)	100	—	—	—	—	—	(73)
= Net operating income (loss)	653	46	774	54	41	3	(45)	(3)	—	1,423

+ Financial revenues	278	27	357	35	7	1	378	37	(485)	535
- Financial expenses	(846)	43	(684)	34	(13)	—	(449)	23	485	(1,507)
- Period depreciation and amortization and financial provisions	—	—	—	—	—	—	3	100	—	3
+- Equity in the income/losses of companies carried by the equity method	20	100	(10)	—	—	—	—	—	—	10
- Amortization of goodwill in consolidation	(14)	7	(35)	17	—	—	(178)	78	—	(227)
= Ordinary income (loss)	91	36	402	157	35	14	(291)	(122)	—	237

+ Gains on fixed assets and nonoperating revenues	175	22	79	10	12	2	535	67	(35)	766
- Losses on fixed assets and nonoperating expenses	(133)	36	(240)	66	(8)	2	15	(4)	35	(331)
- Variation in provisions for intangible assets, utility plant and control portfolio	—	—	—	—	—	—	—	—	—	—
= Income (Loss) before taxes	133	19	241	35	39	6	259	39	—	672

- Corporate income tax	(111)	84	(106)	81	(8)	6	(93)	(71)	—	(132)
= Income after taxes	22	4	135	24	31	6	352	65	—	540

- Income (Loss) attributed to minority interests	7	(14)	(73)	144	(2)	4	17	(34)	—	(51)
= Income (Loss) for the year attributed to the Controlling Company	29	1	62	15	29	6	369	76	—	489

23.-  PROCESS OF APPLYING INTERNATIONAL ACCOUNTING STANDARDS

        Under Regulation (EC) no. 1606/2002 of the European Parliament and Council of 19 July 2002, all listed companies governed by the law of a European Union Member State must present their consolidated financial statements for the years beginning January 1, 2005, or after, in accordance with International Accounting Standards (IAS) as ratified by the EU.

        On October 13, 2003, the ratification of IAS was published in the Official Journal of the European Communities. However, this ratification did not include IAS 32 and 39 relating to financial instruments.

        Also, the IASB, the body that issues IAS, issued in December 2003 15 amended Standards and eliminated one. There are also certain draft proposals to amend IAS that have yet to be definitively approved by the IASB, although some of them are expected to be approved in 2004. The European Union has not yet ratified the amendments to IAS made by the IASB in December 2003.

        ENDESA will have to present its consolidated financial statements for 2005 in accordance with IAS ratified by the EU.

        Although the first financial statements prepared using IAS will be those for 2005, it will be necessary to prepare those for 2004 in accordance with IAS for comparison purposes and, accordingly, the initial balance sheet for the conversion of accounting methods to IAS will be the opening balance sheet for 2004.

        In order to meet this obligation, ENDESA has established a plan for adapting to IAS which basically includes the following phases:

          1.     Analysis of the differences between the methods in the National Chart of Accounts in force in Spain and IAS.

          2.     Selection of criteria to be applied in cases in which there possible alternative methods.

          3.     Determination and implementation of the procedural and operating changes required to provide the information required to convert each company's financial statements to IAS.

          4.     Organization of the conversion, reporting and consolidation process.

          5.     Obtainment of consolidated financial statements in accordance with IAS.

        The process is at a very advanced stage in relation to the first four phases, with the provisos and limitations arising from the fact that the definitive legislation is not yet available.

        In 2004 financial statements in accordance with IAS will be prepared, although the information will be exclusively for internal use until it is sufficiently reliable for public distribution.

        In the analysis performed to date the most significant effect of applying IAS to the net worth and results of ENDESA will be that goodwill will not be systematically amortized, if the draft Standard on Business Combinations—Phase I published by the IASB is ultimately approved.

        The effect of the other differences is much less significant. They include most notably the write-offs against reserves that must be made in the initial conversion of both deferred charges, except for those relating to debt arrangement expenses, which will be netted off from the related debt, and certain provisions recorded in accordance with the accounting principle of prudence that may not be recorded under IAS.

        Lastly, it should be noted that the impact that the application of IAS 32 and IAS 39 might have cannot be determined until the wording of the text ratifying these Standards is known, although, in principle, their application should not have a very significant effect.

24.-  EVENTS SUBSEQUENT TO YEAR-END

        In February 2004 the Group acquired a 3% holding in AUNA for €259 million.

        In March 2004 Endesa Group, Unión Fenosa and Telecom Italia agreed with Auna the sale of 100% of Netco Redes to Auna for €100 million, plus the assumption of €47 million in debt by Auna, subject to authorization by Spanish regulatory authorities.

        In May 2004, the Group sold our 11.64% stake in Aguas de Barcelona, S.A. (AGBAR) to Spanish institutional investors for €238 million, resulting in gross capital gains of €102 million.

        In June 2004, Endesa Group settled the option to acquire an additional 34.3% stake in Endesa Italia from SCH, for €817 million, holding 85.3% stake as a consequence.

25.-  CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

        Following are the consolidated statements of changes in financial position of ENDESA, S.A. and Subsidiaries for the years ended December 31, 2003 and 2002 (in millions of euros):

FUNDS WERE USED FOR	2003	2002	FUNDS WERE OBTAINED FROM	2003	2002
	Millions of Euros			Millions of Euros
			Operations:
Start-up and debt arrangement expenses	171		— Attributed to the Parent Company	3,250	4,421
Intangible asset additions	84	98	— Attributed to minority interests	565	(136)
Utility plant additions:			Contributions from minority interests and from the Parent Company's stockholders	2,153
— Cost	2,050	2,084
— Capitalized expenses of in-house work on fixed assets and capitalized interest	132	288	Capital subsidies	295	309
Long-term investment additions	197	1,366
Acquisition of Parent Company shares	70	131	Long-term debt:	6,585	3,287
Dividends of the Parent Company	723	723
Dividends of Group companies attributed to minority interests and capital reductions	143	116	Disposal of fixed assets	2,231	132
Renegotiation of short-term investments	261		Disposal of Parent Company shares	181	204
Acquisition of additional holdings in consolidated companies	19	127
Long-term debt:			Funds obtained from the disposal of consolidated companies	178	1,684
— Repayment of long-term debt	6,040	2,126
— Transfers to short term	2,832	3,969	Early redemption or transfer to short term of long-term investments	711	399
Provisions for contingencies and expenses	414	640
TOTAL FUNDS USED	13,136	11,668	TOTAL FUNDS OBTAINED	16,149	10,300
FUNDS OBTAINED IN EXCESS OF FUNDS USED (INCREASE IN WORKING CAPITAL)	3,013		FUNDS USED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)		1,368

	2003		2002
VARIATION IN WORKING CAPITAL
	Increase	Decrease	Increase	Decrease
Inventories		69	20
Accounts receivable	328			294
Accounts payable	2,622			2,113
Short-term investments	163		1,346
Cash		19		343
Prepaid expenses		12	16
TOTAL	3,113	100	1,382	2,750
Variation in working capital	3,013			1,368

26.-
DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        As discussed in Note 3-a, the accompanying financial statements were prepared in accordance with generally accepted accounting principles in Spain ("Spanish GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences are discussed in the following paragraphs.

Reconciliation of Net income and stockholders' equity from Spanish GAAP to U.S. GAAP

        The following table ("Reconciliation Table") is a summary of the adjustments to consolidated net income and to consolidated stockholders' equity that would have been required if U.S. GAAP had been applied instead of Spanish GAAP:

		Net Income			Stockholders' Equity
		For the years ended December 31,			At December 31,
	Item #	2003	2002	2001	2003	2002
		Millions of Euros			Millions of Euros
Amounts per accompanying Financial statements:		1,312	1,270	1,479	8,801	8,043
Increases (decreases) due to
Effect of discontinuance of SFAS No. 71	1	1	2	3	(33)	(34)
Adjustments to cost of fixed assets:
—Elimination of legal restatements of fixed assets	2.1	219	357	224	(1,501)	(1,720)
—Other adjustments to the cost of property, plant and equipment	2.2	40	(97)	(11)	(43)	(83)
—Liquidated damages for late delivery of property, plant and equipment	2.3	2	2	(25)	(16)	(18)
Equity method	3	(100)	2	(49)	(50)	69
Pension plans	4.1/4.2	(1)	(25)	21	56	57
Special termination benefits	4.3	(214)	(333)	(365)	652	907
Goodwill:
—Goodwill arising under U.S. GAAP	5.1	—	46	(34)	527	499
—Reversal of goodwill amortization	5.2	289	274	—	610	244
Negative goodwill	6	—	(1)	2	7	7
Accounting for certain investments in debt and equity securities (SFAS No. 115)	8	(14)	(115)	—	144	(25)
Treasury stock	9	(25)	22	(32)	(17)	(83)
Restructuring of the mining business	10	(1)	2	8	40	42
Foreign currency gains and losses	11	8	95	(37)	112	98
Stock issuance expenses and start up cost:
—Stock issuance expenses	12.1	1	5	5	—	(1)
—Start up cost	12.2	9	24	(55)	(18)	(28)
Research and development	13	2	(15)	(18)	(31)	(33)
Capitalization of interest	14	26	26	49	123	92
Revenue recognition (SAB 101)
—Effect in period	15	42	(29)	(74)	(180)	(216)
Translation of financial statements of ENERSIS' subsidiaries	16	(19)	(30)	(33)	455	490
Loss contingencies	17	(54)	235	(15)	181	235
Derivative instruments and hedging activities (SFAS No. 133)
—Effect in period	18	358	(155)	(353)	104	376
Currency translation adjustment	20	(16)	—	35	—	—
Asset retirement obligation (SFAS No. 143)	21	3	—	—	3	—
Sale and leaseback involving real estate	22	(127)	—	—	(127)	—
Extinguishment of debt	23	(23)	—	—	—	—
Taxes:
—Income taxes	7	(4)	(15)	(76)	(31)	(27)
—Tax effect of the above adjustments	7	47	(74)	32	171	150
Effect of minority interest		(204)	72	178	(392)	(447)

Total adjustments		245	275	(620)	746	551
Amounts in accordance with U.S. GAAP before cumulative effect of a change in accounting principle		1,557	1,545	859	9,547	8,594
Cumulative effect of a change in accounting principle:
Derivatives and hedging activities-As of January 1, 2001	18	—	—	420	—	—
Asset retirement obligation (SFAS No. 143)	21	(213)	—	—	(213)	—
Tax effect of the above adjustments	7	75	—	(149)	75	—
Effect of minority interest		—	—	(96)	—	—

Amounts under U.S. GAAP		1,419	1,545	1,034	9,409	8,594

Basic and Diluted Earnings per share before cumulative effect of a change in accounting principle		1.47	1.46	0.81

Cumulative effect of a change in accounting principle per share		(0.13)	—	0.17

Basic and Diluted Earnings per share in accordance with U.S. GAAP		1.34	1.46	0.98

Weighted average of shares (thousands)		1,058,752	1,058,752	1,058,752

        The differences included in the Reconciliation Table above are explained in the following items:

	Millions of Euros
Statements of changes in stockholder's equity
	2003	2002	2001
U.S. GAAP stockholders' equity at the beginning of the year	8,594	9,052	9,428
Movements during the year:
Net income for the year	1,419	1,545	1,034
Interim dividend	(280)	(280)	(280)
Supplementary dividend	(443)	(443)	(433)
Accumulated other comprehensive income (loss):
Currency Translation Adjustment	193	(1,423)	(715)
Derivative instruments, net of tax effect	(304)	139	171
Available-for-sale securities, net of tax effect	118	(69)	(9)
Treasury stock	112	73	(147)
Other	—	—	3

U.S. GAAP stockholders' equity at the end of the year	9,409	8,594	9,052

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

  ii.
  The recovery rates have been reduced over the years.

  iii.
  The transition costs have been established as a maximum allowed amount to recover.

        The impact of discontinuing SFAS No. 71 was to write off related regulatory assets in 1996 that were still capitalized under Spanish GAAP in the amounts of €33 million and €34 million for the years 2003 and 2002, respectively.

2.     Adjustments to the cost of property and equipment

2.1.    Elimination of legal restatements of fixed assets

        As described in Note 4-b, the cost and accumulated depreciation of the utility plants in Spain of Endesa Group were revalued following Spanish regulations. Under U.S. GAAP, such revaluations are not acceptable. The adjustments shown in the reconciliation include a reduction in stockholders' equity to eliminate these revaluations and an increase in income of each year that results from the recalculation of the depreciation expense on a historical cost basis.

2.2.    Other adjustments to the cost of property, plant and equipment

  i.
  Enersis Group capitalizes as part of the carrying amount of its property, plant and equipment, certain costs such as general and administrative expenses and foreign exchange losses which are acceptable under Spanish GAAP but not under U.S. GAAP. Although under U.S. GAAP this effect should have been eliminated, Endesa Group management has concluded that the fair value of the property, plant and equipment at the acquisition date (year 1999) of Enersis was equal to the carrying value under local GAAP. Accordingly, no adjustment was considered in 1999 under U.S. GAAP, since that difference was considered part of the purchase price allocation. Since the acquisition, the capitalization of these costs is removed under U.S. GAAP.

  ii.
  Additionally, it is included under this caption certain costs related to the acquisition of Edesur, S.A., at the time of the acquisitions by Distrilec Inversora, S.A. in previous years, which under U.S. GAAP would have been included as part of the purchase price and would have been allocated to the net assets acquired based upon relative fair values.

2.3.    Liquidated damages for late delivery of property, plant and equipment

        Under U.S. GAAP a purchaser of property, plant and equipment should account for a receipt of liquidated damages for late delivery from the seller as a reduction of the cost of the property, plant and equipment. There has been included an adjustment to U.S. GAAP related to the liquidated damages for late delivery reimbursed by Nortel to Smartcom Pcs. (subsidiary of Endesa Group) which was recorded in net income under Spanish GAAP as of December 31, 2001.

3.     Equity method

3.1.    Equity method

        Under Spanish GAAP significant influence is presumed to exist where the investor has more than a 3% interest in listed companies. Under U.S. GAAP, whether an investor has the ability to exercise significant influence over an investee requires a careful evaluation of the facts of each situation. Among the factors that are indicative of the ability to exercise significant influence are:

  •
  A significant direct or indirect holding of the outstanding voting securities. Absent evidence to the contrary, an investment of 20% or more of the voting stock of a corporate investee is presumptive evidence that the investor has the ability to exercise significant influence;

  •
  Representation on the board of directors;

  •
  Participation in the policy—making processes;

  •
  Significant intercompany transactions; and

  •
  Investee dependence on the investor.

        Endesa Group has recorded certain investments under the equity method following Spanish GAAP. However, for U.S. GAAP purposes these investments are classified as available-for-sale securities, as defined by Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), due to the lack of the characteristics above. Under U.S. GAAP unrealized holding gains and losses in available-for-sale securities are reflected as a separate component of stockholders' equity until realized (Other Comprehensive Income).

        As discussed above, Endesa Group accounted for the following investments under the equity method for Spanish GAAP purposes and as available-for-sale securities for U.S. GAAP purposes.

  i.
  3.02% interest in REPSOL YPF.

  ii.
  11.64% interest in Sociedad General de Aguas de Barcelona, S.A. (AGBAR, S.A.)

  iii.
  10% interest in R.E.E. (Red Eléctrica de España, S.A.)

3.2.    Endesa Italia

        As explained in Note 10, in the first quarter of 2002 Endesa Europa, S.L. ("Endesa Europa") acquired an additional 5.7% holding in Endesa Italia, S.R.L. ("Endesa Italia", formerly known as Endesa Holding Italia, S.R.L.), and, accordingly, since that date this investment has been fully consolidated under Spanish GAAP, since Endesa Group has the majority of the shares of this company. According to EITF 96-16, for U.S. GAAP, since decisions by Endesa Italia's board of directors may only be taken by an affirmative vote of 66 2/3% of the board of directors and because the shareholders'

agreement between Endesa Europa and ASM Brescia, resolutions adopted by shareholders at general shareholders' meetings require the approval of 55% of the shareholder votes and resolutions adopted at extraordinary shareholders' meetings require the approval of 60% of the shareholder votes, this investment is accounted for the equity method as of December 31, 2002.

        On December 22, 2003, Endesa Europa and Banco Santander Central Hispano ("BSCH") entered into an agreement whereby in practice the bank assigned all its voting rights at Endesa Italia to Endesa Europa.

        This agreement, together with the call and put options mentioned in Note 10, creates a situation equivalent to holding the ownership interest directly, since both the voting and the dividend rights and the risk or economic returns relating to the 34.3% holding in Endesa Italia owned by BSCH were transferred to Endesa Europa. Accordingly, as of December 31, 2003, Endesa Italia is fully consolidated under both Spanish GAAP and U.S. GAAP.

        Endesa Group is currently performing the purchase price allocation under U.S. GAAP and expects it to be completed within one year of the acquisition. The net assets acquired are shown below:

Millions of Euros
Assets:
Property, plant and equipment	894
Intangible assets	13
Long term investments	1
Goodwill	472
Deferred losses	1
Deferred taxation assets	62
Account receivable (short term)	122
Liabilities:
Accounts payable	(617)
Taxation payable	(77)
Provision	(44)

Total consideration	827

        According to U.S. GAAP, Endesa Italia should have been equity method accounted from 2001 through December 22, 2003, date in which this investee was finally consolidated for U.S. GAAP purposes. This adjustment has no effect on net income or shareholders' equity. The only effect would be to (reduce)/increase the following financial statement captions by the following amounts (in millions of Euros):

	Years ended December, 31
Millions of Euros
	2003	2002(*)
Assets:
Equity investments	—	1,174
Current assets	—	(288)
Utility plant and intangible assets	—	(2,390)
Other fixed assets	—	(1,659)

Total assets of discontinued operations	—	(3,163)

Liabilities:
Current liabilities	—	(1,543)
Long term liabilities	—	(490)
Minority interest	—	(1,130)

Total liabilities and minority interest of discontinued operations	—	(3,163)

Operating income	(277)	(163)
Equity in the income/(losses) of companies accounted for by the equity method	54	36
Income before taxes	(158)	(13)
Income tax	52	(57)
Income attributed to minoriry interest	(52)	(34)

Cash flow operating activities	364	131
Cash flow investing activities	(369)	(247)
Cash flow from financing activities	35	(72)

Net change in cash and cash equivalents	30	(188)

(*)
The cash flow statement for the year ended December 31, 2002 was modified as follows (see Note 26-30):

	Millions of Euros
	2002	As restated
Net cash provided by operations	1,070	131
Net cash used in investing activities	(247)	(247)
Net cash provided by financing activities	(1,011)	(72)

	(188)	(188)

        The table below summarizes Endesa Group's equity method investments under U.S. GAAP:

	Millions of Euros
	2003			2002
Investee	Equity Interest	Goodwill	Carrying Amount	Equity Interest	Goodwill	Carrying Amount
Auna	674	406	1,080	690	406	1,096
Snet	179	275	454	176	275	451
Inversiones Gas Atacama Holding	110	—	110	—	—	—
Tejo	61	—	61	53	—	53
NQF Gas	21	—	21	21	—	21
Inversiones Eléctrica Quillota	14	—	14	11	—	11
Inversiones Electrogas	11	—	11	9	—	9
Yacylec	10	—	10	11	—	11
Endesa Italia	—	—	—	1,149	—	1,149
Gas Atacama Generación Ltda.	—	—	—	45	—	45
Gas Atacama Argentina	—	—	—	43	—	43
Gas Atacama	—	—	—	37	—	37
Infraestructura 2000	—	—	—	51	—	51
Others	82	—	82	89	—	89

Total	1,162	681	1,843	2,385	681	3,066

4.     Pension plans, social benefits and special termination benefits

4.1.    Pension plans and other post-retirement benefits in Spain

        As mentioned in Note 4-i, Endesa Group companies have certain supplementary pension obligations to their personnel. Pursuant to current legislation, prior to November 16, 2002 those plans managed by Endesa Group were transferred to an outside third party specialized in managing pension plans ("externalization of a plan").

        The differences between Spanish GAAP for pensions and U.S. GAAP are described below:

  1.
  In accordance with Royal Decree 1643/1990, approving the Spanish National Chart of Accounts in 1991, €101 million, before tax and minority interest effects, was charged to reserves in connection with the increase in the liability accrued for the pension fund as of January 1, 1991. This amount reflects the changes introduced by the Royal Decree to all existing pension plans in Spain and overseas.

    Additionally, in 1995 €36 million were charged to non-operating expenses, before tax effect, in accordance with Spanish GAAP due to a new change in the assumptions used in the actuarial studies performed for the Group.

    Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 87 (SFAS No. 87), a provision should have been recorded for the 1991 and 1995 increases in the valuation of the pension fund liability over the average remaining years of service of Endesa Group's employees which, in both cases, was calculated assuming 15 years.

  2.
  As described in Note 4-i, Endesa Group modified in 1999 its assumptions for life expectancy and the discount rate and adopted a plan to enable a gradual charge to the average remaining service period of employees expected to receive benefits, which is estimated to be 15 years on average and consistent with U.S. GAAP. However, under Spanish GAAP, Endesa Group made a provision to reserves for a portion of the pension shortfall resulting from the modification of the aforementioned assumption, which was adjusted under U.S. GAAP.

  3.
  Under Spanish GAAP, in some circumstances actuarial gain or loss related to plan assets or obligations is recorded directly in current earning. Under U.S. GAAP actuarial gain or loss should be recognized in earnings during the remaining service period of active employees, if exceeds 10% of the greater of the Projected Benefit Obligation or the fair value of the plan.

        Endesa Group initiated the externalization process in 2000. During this process, those U.S. GAAP adjustments related to pension plans that were settled have been properly eliminated and all effects recorded in earnings.

        The main differences described above between Spanish GAAP and U.S. GAAP primarily relates to a different criteria relating to unrecognized/recognized net actuarial gain or loss for both, defined benefit and defined contribution pension plans. The following table presents the differences related to the Spanish pension plans (in millions of euros):

	Year end Balances as of December 31,		Income/(Expenses) for the period ended December 31,
	2003	2002	2003	2002	2001
Spanish GAAP net actuarial gain or loss	90	103	(45)	(58)	5
Change 1999, Actuarial Assumptions	33	37	(4)	(10)	(32)
Change 1991-95, Actuarial Assumptions	—	—	—	(28)	(27)
Change 2002, Actuarial gains recorded in earnings	39	42	(3)	42	—

Adjustment under U.S. GAAP	72	79	(7)	4	(59)

U.S. GAAP unrecognized/recognized net actuarial gain or loss	162	182	(52)	(54)	(54)

        Except for the paragraphs mentioned above, the accounting policy of the Group under Spanish GAAP for pension and other postretirement benefit plans is similar with SFAS No. 87 and SFAS No. 106. The following disclosures have been prepared according to the requirements established by Statement of Financial Accounting Standards No. 132 ("SFAS No. 132(R)").

  Pensions

        Endesa's pension commitments are organized around pension plans as well as on insurance agreements. The majority of staff is covered by defined contribution pension plans or fully-insured defined benefit pension plans, of which Endesa has integrally passed on the biometric and financial risks to the Insurance Company. As for retired employees, most commitments are covered with insurance policies.

        In consequence, the following charts show exclusively the commitments for defined benefit pensions in which the Group assumes actuarial deviation risks, including Fecsa-Enher I, Fecsa-Enher II and Hidroeléctrica de L'Empordá pension plans, and book reserves for changes in assumptions on pension and life insurance commitments.

        The following is a reconciliation of beginning and ending balances of the benefit obligation (in million of euros):

Change in benefit obligation	2003	2002	2001
Benefit obligation at beginning of year	863	993	1,014
Service cost	24	21	23
Interest cost	35	41	40
Plan participants' contributions	—	—	—
Amendments, Settlements	(1)	(184)	(37)
Actuarial (gain)/loss	34	16	(30)
Acquisition	—	—	—
Benefits paid	(27)	(24)	(17)
Benefit obligation at end of year	928	863	993

        "Settlements" contains the commitments outsourced by Endesa in 2003. Specifically, Endesa has acknowledged past service liabilities from limits on contributions through the corresponding rebalancing plans in accordance with the Royal Decree 1988/1999 of October 15th.

        Under the new regulation, it is no longer allowed to have internal retirement, death and disability plans, and these commitments have to be externalized. Consequently, past service liabilities have to be defined for active members when the qualified pension plan becomes operational. For the purposes of applying the transitional arrangements of the new regulations, the past service reserve corresponding to those benefits in quantified in line with the specifications of the Royal Decree, the part of the past service reserve that is backed by a pension liability must be transferred to the fund over no more than ten years and the deficit arising from the excess of the past service reserve over the pension liability must be funded over no more than fifteen years according to the corresponding rebalancing plan ("PdR").

        The components of net periodic benefit cost under Spanish GAAP for 2003, 2002 and 2001 are as follows (in millions of euros):

Components of net periodic benefit cost	2003	2002	2001
Net periodic defined benefit pension cost	59	62	63
Service cost	24	21	23
Interest cost	35	41	40
Net periodic defined contribution pension cost and similar obligations	34	33	32
Expected return on plan assets	(9)	(5)	(2)
Amortization of prior service cost	—	—	—
Recognized net actuarial loss	53	65	13
Net periodic benefit cost	137	154	106

        For 2003, the amount transferred to pension plans according to the specifications laid out in the corresponding rebalancing plans was 185 millions of euros. The epigraph "Recognized actuarial loss" includes the extra allowances for actuarial deviations.

        It includes next the value of the assets corresponding to defined benefit commitments (in millions of euros):

Change in plan assets	2003	2002	2001
Fair value of plan assets at beginning of year	724	784	46
Pension plan's assets	222	134	46
"PdR" Debt	502	650	—
Actual return on plan assets	19	(19)	(17)
Acquisition	—	—	—
Employer contribution	138	118	106
Plan participants' contributions	—	—	—
Benefits paid	(15)	(13)	(1)
"PdR" Debt Variation	(33)	(147)	650
Fair value of plan assets at end of year	833	724	784
Pension plan's assets	364	222	134
"PdR" Debt	469	502	650

        The detail of the funded status and the amounts recognized and not recognized in the consolidated balance sheet are as follows (in millions of euros):

Funded Status	2003	2002	2001
Funded status	(95)	(139)	(209)
Unrecognized net actuarial loss	55	83	102
Unrecognized prior service cost	—	—	—
Prepaid / (accrued) benefit cost	(40)	(56)	(107)

        The following actuarial assumptions were used in 2003, 2002 and 2001:

Weighted-average assumptions as of December 31,	2003	2002	2001
Discount rate	4.0%	4.0%	4.0%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	2.5%	2.5%	2.5%

        The expected long-term rate of return on assets is 4.00% and it has been calculated taking into account the historical returns and the current assets structure. A selectivity and timing analysis has been carried out to forecast price movements of common stocks in general relative to fixed income securities. A 4.87% rate of return is expected for 2004.

        Defined benefit pension plan assets allocations at December 31, 2003, by assets category are as follows (in millions of euros):

Asset Category	Plan Assets
Equity Securities	67.33%
Debt Securities	32.67%

Total	100.0%

        The equity securities include Endesa common stock in the amounts of €201 thousands (0.06% of total plan assets). The target asset allocations for coming years are: 50% in stocks and 50% in bonds.

        Endesa expects to contribute 62 millions of euros to its pension plan and the following benefits payments are expected to be paid (millions of euros):

Year	Pension Benefits
2004	16
2005	20
2006	24
2007	28
2008	32
2009–2013	211

  Other Post-retirement Benefit Plans

        In addition, Endesa has undertaken the commitment to the finance power consumption by both active and retired employees, so the company may accrue the estimated cost of retiree benefits payments, other than pensions, during the employee's active service periods.

        The following is a reconciliation of beginning and ending balances of the benefit obligation (in millions of euros):

Change in benefit obligation	2003	2002	2001
Benefit obligation at beginning of year	200	175	161
Service cost	—	1	1
Interest cost	7	7	6
Plan participants' contributions	—	—	—
Amendments, Settlements	—	(5)	7
Actuarial (gain)/loss	(6)	31	11
Acquisition	—	—	—
Benefits paid	(7)	(9)	(11)
Benefit obligation at end of year	194	200	175

        The components of net periodic benefit cost for 2003, 2002 and 2001 are as follows (in millions of euros):

	MM Euros	MM Euros	MM Euros
Components of net periodic benefit cost
	2003	2002	2001
Service cost	—	1	1
Interest cost	7	7	6
Expected return on plan assets	—	—	—
Amortization of prior service cost	—	—	—
Recognized net actuarial loss	(6)	31	11
Net periodic benefit cost	1	39	18

        As the obligation is covered by a pension liability, the detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows (in millions of euros):

Funded Status	2003	2002	2001
Funded status	(194)	(200)	(175)
Unrecognized net actuarial loss	—	—	—
Unrecognized prior service cost	—	—	—
Prepaid/(accrued) benefit cost	(194)	(200)	(175)

        The following actuarial assumptions were used in 2003, 2002 and 2001:

Weighted-average assumptions as of December 31,	2003	2002	2001
Discount rate	4.0%	4.0%	4.0%
Expected return on plan assets	—	—	—
Rate of compensation increase	2.0%	2.0%	0.0%
4.2.
Pension plans and other post-retirement benefits in Latin America

  Enersis, S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

  Severance indemnities

        The provision for severance indemnities is calculated using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the years ended December 31, 2003, 2002 and 2001, and an estimated average service period based on the years of services for the Company.

  Benefits for Retired Personnel

        Other benefits provided to certain retired personnel of Enersis include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits. Descriptions of these benefits for retired personnel are as follows:

  i.
  Electrical rate service

        This benefit is extended only to certain retired personnel of Enersis Group. These electric rate subsidies result in the eligible retired employees paying a percentage of their total monthly electricity costs, with Enersis Group paying the difference.

  ii.
  Medical benefits

        This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Enersis Group. This benefit expires at the time of death of the pensioner.

  iii.
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

  iv.
  Worker's compensation benefits

        Employees that were entitled to Worker's compensation insurance in prior years for work related injuries receive benefits from the Company when that insurance expires. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

        The Company has recognized liabilities related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, which gave rise to an adjustment in the reconciliation to U.S. GAAP relating to Endesa Group's Brazilian subsidiaries of an increase in net income of €7 million for the year ended December 31, 2003, a decrease in net income of €29 million for the year ended December 31, 2002 and an increase of €80 million for the year ended 31, 2001, which is presented in the reconciliation table.

        The following data presented under SFAS No. 132 Revised 2003 for Company's post-retirement benefit plans:

  2001

	At December 31, 2001
	Pension Benefits			Other Benefits
Millions of Euros	Non Contributory
		Contributory	Total	Total
Components of net periodic
Benefits expenses
Service cost	(0.96)	(0.28)	(1.24)	(19.78)
Interest cost	(17.12)	(24.82)	(41.94)	(1.75)
Expected return on assets	—	28.13	28.13	—
Amortization gain (loss)	5.50	(12.32)	(6.82)	—
Amortization of prior service cost	(1.95)	(2.45)	(4.40)	(0.37)

Net periodic expenses	(14.53)	(11.74)	(26.27)	(21.90)

  2002

	At December 31, 2002
	Pension Benefits			Other Benefits
Millions of Euros	Non Contributory
		Contributory	Total	Total
Assets and obligations
Accumulated benefit obligation	(39.93)	(199.78)	(239.71)	44.58
Plan assets at fair value	—	125.19	125.19	—

Unfunded accumulated benefit	(39.93)	(74.59)	(114.52)	44.58

Changes in benefit (obligations)
Benefit (obligations) at January 1	(105.33)	(171.30)	(276.63)	(32.83)
Price-level restatement	1.73	3.84	5.57	0.63
Foreign exchange effect	34.84	28.49	63.33	11.43
Net periodic expense	(10.83)	(10.26)	(21.09)	(29.34)
Benefits paid	3.37	16.31	19.68	(0.23)
Company contributions	—	43.73	43.73	5.41

Benefit (obligations) at December 31	(76.22)	(89.19)	(165.41)	(44.93)

Funded Status of the Plans
Projected Benefits Obligation	(78.94)	(201.63)	(280.57)	(44.72)
Fair value of the plans assets	—	125.19	125.19	—

Funded Status	(78.94)	(76.44)	(155.38)	(44.72)
Unrecognized loss	1.13	(24.15)	(23.02)	(17.54)
Unrecognized net prior service cost	1.59	11.40	12.99	17.33

Net liability recorded under U.S. GAAP	(76.22)	(89.19)	(165.41)	(44.93)

Change in the plan assets
Fair value of plans assets, beginning	—	116.12	116.12	—
Foreign exchange effect	—	(25.98)	(25.98)	—
Actual return on the plan assets	—	37.70	37.70	—
Employer contributions	—	18.36	18.36	—
Plan participant contributions	—	5.52	5.52	—
Benefits paid	—	(26.53)	(26.53)	—

Fair value of plans assets, ending	—	125.19	125.19	—

Components of net periodic
Benefits expenses
Service cost	0.08	(1.48)	(1.40)	(6.81)
Interest cost	(5.25)	(15.78)	(21.03)	(4.00)
Expected return on assets	—	10.11	10.11	—
Amortization gain (loss)	(4.71)	(1.53)	(6.24)	(15.64)
Amortization of transition asset	(0.95)	(1.58)	(2.53)	(2.89)

Net periodic expenses	(10.83)	(10.26)	(21.09)	(29.34)

Assumptions as of December 31, 2002

	Pension Benefits			Other Benefits
	Chile	Colombia	Brazil	Chile	Colombia	Brazil
Weighted-discount rate(1)	9.5%	13.5%	11.3%	9.5%	13.5%	11.3%
Weighted-salary increase	3.0%	8.3%	5.5%	—	—	—
Weighted-return on plan assets(1)	—	—	11.3%	—	—	—
Weighted-long term inflation(2)	3.0%	8.3%	4.5%	3.0%	8.3%	4.5%

(1)
Includes fixed long term inflation assumption detail in (2)

  2003

	At December 31, 2003
	Pension Benefits			Other Benefits
Millions of Euros	Non Contributory	Contributory	Total	Total
Assets and obligations
Accumulated benefit obligation	(49.19)	(230.48)	(279.67)	(39.46)
Plan assets at fair value	—	158.80	158.80	—

Unfunded accumulated benefit	—	(71.68)	(120.87)	(39.46)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(76.22)	(89.19)	(165.41)	(44.93)
Price-level restatement	0.55	0.89	1.44	0.35
Foreign exchange effect	9.20	14.26	23.46	3.92
Net periodic expense	(14.93)	(21.87)	(36.80)	1.81
Benefits paid	3.13	13.87	17.00	0.07
Company contributions	—	0.38	0.38	(2.33)

Benefit (obligations) at December 31	(78.27)	(81.66)	(159.93)	(41.11)

Funded Status of the Plans
Projected Benefits Obligation	(76.74)	(232.50)	(309.24)	(40.18)
Fair value of the plans assets	—	158.80	158.80	—

Funded Status	(76.74)	(73.70)	(150.44)	(40.18)
Unrecognized loss (gain)	(2.33)	(21.25)	(23.58)	(16.29)
Unrecognized net prior service cost	0.80	13.29	14.09	15.36

Net liability recorded under U.S. GAAP	(78.27)	(81.66)	(159.93)	(41.11)

Change in the plan assets
Fair value of plans assets, beginning	—	125.19	125.19	—
Foreign exchange effect	—	(14.73)	(14.73)	—
Actual return on the plan assets	—	47.49	47.49	—
Employer contributions	—	12.04	12.04	—
Plan participant contributions	—	5.10	5.10	—
Benefits paid	—	(16.29)	(16.29)	—

Fair value of plans assets, ending	—	158.80	158.80	—

Components of net periodic Benefits expenses
Service cost	0.03	(1.70)	(1.67)	0.95
Interest cost	(9.61)	(20.82)	(30.43)	0.29
Expected return on assets	—	32.09	32.09	—
Amortization gain (loss)	(4.56)	(28.90)	(33.46)	(0.45)
Amortization of transition asset	(0.79)	(2.54)	(3.33)	1.02

Net periodic expenses	(14.93)	(21.87)	(36.80)	1.81

  Assumptions as of December 31, 2003

	Pension Benefits			Other Benefits
	Chile	Colombia	Brazil	Chile	Colombia	Brazil
Weighted-discount rate(1)	9.5%	12.8%	11.3%	9.5%	12.8%	11.3%
Weighted-salary increase	3.0%	7.5%	5.5%	—	—	—
Weighted-return on plan assets(1)	—	—	11.3%	—	—	—
Weighted-long term inflation(2)	3.0%	7.5%	4.5%	3.0%	7.5%	4.5%

(1)
Includes fixed long term inflation assumption detail in (2)

4.3.    Special termination benefits

        As described in Notes 4, 6 and 15, Endesa Group recorded provisions, for special termination benefits to employees who might retire in future years, as a result of the electric utilities' transition to a competitive market. These future costs were considered costs of transition to a competitive environment (see Note 6) and were recorded mainly to reserves and deferred charges. Additionally, as explained in Note 6-d, the Ministerial Order dated March 28, 2001, provided for the possibility of writing off against reserves the amount of the capitalized costs of transition to competition that would be recovered through the fixed remuneration but, as of December 31, 2000, were not considered to be recoverable through the fixed remuneration for the transition to competition arising solely as a result of the elimination by Royal Decree Law 2/2001 of the assignment of 4.5% of billings for electricity sales to consumers. Accordingly, a portion of the deferred charges due to the transition to competition relating to the labor force reduction plans approved by the Company was written off against reserves in shareholders' equity.

        Under U.S. GAAP the employer shall recognize the liability for voluntary retirements as an expense in the Income Statement during each respective year only when the employees accept the offer and will be entitle to benefits. Therefore such costs have been adjusted in the reconciliation table.

5.    Goodwill

5.1.    Goodwill arising under U.S. GAAP

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

        The main adjustments to goodwill included in the reconciliation table are as follows:

  i.
  On July 16, 1999, Sevillana de Electricidad, S.A., Fuerzas Eléctricas de Cataluña, S.A. (FECSA), Empresa Hidroeléctrica del Ribagorzana, S.A. (ENHER), Eléctricas Reunidas de Zaragoza, S.A. (ERZ), Gas y Eléctricidad, S.A. (GESA), Unión Eléctrica de Canarias, S.A. (UNELCO), Electra de Viesgo, S.A. (VIESGO) and Saltos del Nansa, S.A. (NANSA) were merged into Endesa, S.A. (absorbing company). Under the merger, which was effective for accounting purposes from January 1, 1999, the absorbing company acquired the absorbed companies' assets and liabilities in bloc by universal succession. The merger took place through the exchange of the shares held by the merged companies' minority stockholders for newly issued shares of Endesa, S.A. Under U.S. GAAP the acquisition of the shares from the minority stockholders is accounted for under the purchase method. Accordingly, the cost of the acquired company is measured by the fair value of the equity securities issued and goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired. Furthermore, under U.S. GAAP the purchase of the shares from the minority stockholders is recorded on the consummation date of the transaction (July 16, 1999) rather than the accounting effective date. Accordingly, minority interest in the results of operations recorded for the period from January 1, 1999 to July 16, 1999 in Spanish GAAP was adjusted in U.S. GAAP for the purposes of purchase price allocation (in this case as goodwill).

  ii.
  Additionally, as a result of the acquisitions of shareholdings in previous years the goodwill was adjusted for the differences in the equity interests acquired per Spanish GAAP and U.S. GAAP.

  iii.
  For Spanish GAAP purposes the goodwill arising on any acquisition, when the parent company is the direct acquirer of companies abroad, is translated to euros at the exchange rates prevailing at the time the goodwill arises. For U.S. GAAP purposes the goodwill is considered as a foreign currency asset and is translated at the year-end exchange rate.

5.2.    Reversal of goodwill amortization

        Effective January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill related to subsidiaries and equity method investments is no longer amortized over its estimated useful life. Goodwill on consolidated subsidiaries is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock ("APB 18").

        Under SFAS No. 142, intangible assets with indefinite lives are not amortized. Instead they are carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets continue to be amortized over their estimated useful lives. The Group does not have intangible assets with indefinite useful lives (see Note 4.a). The main intangible assets under Spanish GAAP relate to research and developments expenses, concessions, patents, licenses, trademarks and information technology applications. The carrying amounts of intangible assets as of December 31, 2003 are amortized on a straight-line basis over the remaining useful lives of the assets. Thus the estimated aggregate amortization expense for each of the five succeeding fiscal years is €85 million.

        Endesa Group has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002 and 2003.

        The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches. The income approach used considered the traditional cash flow method. Goodwill in each operating segment will be tested for impairment as of December 31 of every year.

        On January 1, 2002 the Group determined that no impairment was required for the adoption of SFAS No. 142. At December 31, 2002, as a result of the test performed an impairment of €279 million was recorded. This impairment in 2002 relates basically to Smartcom as a result of the decline in the value of companies in the telecommunications industry. As of December 31, 2003 Endesa Group determined that no impairment was required for the remaining goodwill.

        The pro-forma effect of applying SFAS No. 142 for the periods presented is as follows:

	As of December 31,
	2003	2002	2001
	Millions of Euros
Reported net income under U.S. GAAP	1,419	1,545	1,034
Add back: Goodwill amortization Spanish GAAP	—	—	276
Add back: Amortization on additional U.S. GAAP goodwill	—	—	35

Adjusted net income under U.S. GAAP	1,419	1,545	1,345

Net income per share under U.S. GAAP(*)	1.34	1.46	1.27

(*)
Computed considering 1,058,752,117 outstanding shares in 2003, 2002 and 2001, respectively

5.3.    Goodwill in subsidiaries and equity method investments

        Under U.S. GAAP goodwill related to subsidiaries are disclosed separately as an intangible asset while goodwill on equity method investments are included in the carrying amount of the investments. Under Spanish GAAP there is no such distinction.

        As of December 31, 2003 and 2002, the carrying amounts of goodwill arising on consolidated entities are as follows:

	U.S. GAAP
	Domestic electricity activity		Latin America electricity activity				European electricity activity	Other business
	Generation	Distribution	Generation	Distribution		Others	Generation	Telecommunications
Changes in the amounts of Goodwill—U.S. GAAP
			Chile	Chile	Brasil		Italy	Chile	Total
	Millions of Euros
Balance as of January 01, 2002	486	168	1,440	1,683	559	51	—	338	4,725
Additions	—	—	5	—	14	—	—	—	19
Retirements	—	(12)	—	—	—	—	—	—	(12)
Translation differences and monetary adjustment	—	—	(294)	(344)	(250)	(10)	—	(80)	(978)
Impairments	—	—	—	—	—	(21)	—	(258)	(279)

Balance as of December 31, 2002	486	156	1,151	1,339	323	20	—	—	3,475

	U.S. GAAP
	Domestic electricity activity		Latin America electricity activity				European electricity activity	Other business
	Generation	Distribution	Generation	Distribution		Others	Generation	Telecommunications
Changes in the amounts of Goodwill—U.S. GAAP
			Chile	Chile	Brasil		Italy	Chile	Total
	Millions of Euros
Balance as of January 01, 2003	486	156	1,151	1,339	323	20	—	—	3,475
Additions	—	—	60	—	21	7	1,479	—	1,567
Retirements	—	—	—	(86)	—	—	—	—	(86)
Translation differences and monetary adjustment	—	—	17	20	5	(2)	—	—	40
Impairments	—	—	—	—	—	—	—	—	—

Balance as of December 31, 2003	486	156	1,228	1,273	349	25	1,479	—	4,996

        The reporting unit "European electricity activity—Generation Italy" comprises solely Endesa Italia, which was equity method accounted in 2002 and consolidated in 2003 (see Note 26-3.2).

        As of December 31, 2003 and 2002, the carrying amounts of goodwill arising on equity method investments are as follows:

	U.S. GAAP
Millions of Euros
	Auna	Snet	Total
Balance as of January 01, 2002	283	275	558
Additions	123	—	123
Retirements	—	—	—
Translation differences and monetary adjustment	—	—	—
Impairments	—	—	—

Balance as of December 31, 2002	406	275	681

U.S. GAAP
Millions of Euros
	Auna	Snet	Total
Balance as of January 01, 2003	406	275	681
Additions	—	—	—
Retirements	—	—	—
Translation differences and monetary adjustment	—	—	—
Impairments	—	—	—

Balance as of December 31, 2003	406	275	681

6.     Negative Goodwill

        As of December 31, 2003 and 2002, the carrying value of the negative goodwill in consolidation under Spanish GAAP amounted to €13 million.

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

        Deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	Millions of Euros Deferred Taxes
	2003		2002
	Assets	Liabilities	Assets	Liabilities
Balance under Spanish GAAP (Note 17)
Current	46	—	38	—
Non-current	2,713	1,459	3,215	1,322

	2,759	1,459	3,253	1,322

Adjustments under U.S. GAAP
Tax credits
Legal Restatements	525	—	602	—
Early retirements (both pension and special benefits)	(207)	—	(279)	—
Derivative instruments	(41)	—	(136)	—
Valuations allowance	(5)	—	(27)	—
Capitalized interest cost	(41)	—	(32)	—
Capit. Foreign C. Exchange Losses and Adm. E.	(35)	—	30	—
Sale and leaseback involving real estate	44	—	—	—
Asset retirement obligation	74	—	—	—
Others	(99)	—	(35)	—

Total adjustments under U.S. GAAP	215	—	123	—

Deferred tax under U.S. GAAP	2,974	1,459	3,376	1,322

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

        Under U.S. GAAP, reaching a conclusion that a valuation allowance is not needed is difficult when there is significant objective negative evidence, such as cumulative losses, in recent years. Smartcom Pcs. (subsidiary of Endesa Group) has incurred such losses in each tax-reporting period since its inception. Based on this evidence, a valuation allowance would be provided in full against the deferred tax assets related to the net operating losses of Smartcom, S.A. under U.S. GAAP. The net change during the year 2003 and 2002 in the total valuation allowance is shown in the table above.

        The deferred tax assets under U.S. GAAP arose from the following:

	Millions of Euros
	2003	2002
Provisions for internal pension allowance which, under Spanish GAAP tax regulations, are not tax deductible until effectively paid or contributed to an external pension fund	11	382
Provisions for personnel restructuring plans, which become tax-deductible when they are effectively paid	909	709
Legal Restatements	525	602
Tax basis for depreciation of investments in excess of accounting basis	1,012	1,542
Revenue Recognition	62	73
Tax loss carryforwards and tax credits	272	256
Allowance for bad debts	46	38
Sale and leaseback involving real estate	44	—
Asset retirement obligation (SFAS No. 143)	74	—
Other deferred tax assets (extraordinary repairs, obligations, restructuring of facilities, . . .)	19	(226)

	2,974	3,376

        The deferred tax liabilities arose mainly from:

	Millions of Euros
	2003	2002
Accounting basis for depreciation of propertly in excess of tax basis	618	594
Capital gains and others	841	728

	1,459	1,322

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

        Held-to-maturity and available-for-sale securities are impaired when their fair values decline below their amortized costs. In order to determine whether other than temporary impairment exists Endesa Group considers all facts and circumstances. While one factor generally is not more important than another in this process, there are two factors that are considered primary. They are (1) the duration of the decline in value of the security and (2) the severity of the decline in value (measured as a percentage change from the cost basis).

        During 2002 due to the market conditions, Endesa Group recorded other than temporary impairment of €115 million of its investments in equity securities.

9.     Treasury Stock

        Pursuant to Spanish GAAP, since there are no plans to retire the treasury stock of the Controlling Company (Endesa, S.A.), these shares are recorded at the lower of cost or underlying book value in the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection. If the cost of the shares of treasury stock is higher than their market value, the provision required to cover this difference is charged to the "Non operating Income" caption in the consolidated statement of income. The remainder of the provisions recorded for the difference between the underlying book value and the lower of the cost or market value of the shares is charged to unrestricted reserves. Gains and losses on subsequent sales of treasury stock are recorded in net income.

        Under U.S. GAAP capital stock acquired that is not retired may be treated as if it had been retired or, if not prohibited by law, carried at cost and reflected as a separate deduction from shareholders' equity. Gains and losses on subsequent sales of treasury stock are not recognized in net income.

10.   Restructuring of the mining business

        As part of the contemplated restructuring of the mining business in future years, the Group recorded, in its 1995 Spanish GAAP financial statements, a provision for restructuring costs. Under U.S. GAAP, some of the costs included in the provision could not be accrued under the guidelines of EITF 94-3 and SFAS No. 146, from January 1, 2003. Since then, the Group has recorded accrued costs for the year and re-estimated the final value of the provision. Accordingly, such costs have been adjusted in the reconciliation to U.S. GAAP, since the accrued costs have never met the applicable criteria.

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

13.   Research and Development

        In accordance with Spanish GAAP, the Group capitalizes certain Research and Development expenses when:

  •
  A specific project and a method for allocating and recognizing the direct costs relating to the project exist.

  •
  It can be demonstrated the project is technically and commercially feasible and the Group has adequate resources to enable the product or process to be marketed.

        Under U.S. GAAP all research and development expenses must be expensed as incurred. The related subsidies should be credited to income as the referred costs are expensed.

14.   Capitalization of interest

  i.
  Spanish subsidiaries of Endesa Group

    Interest incurred during construction of tangible fixed assets is capitalized under Spanish GAAP. In accordance with Royal Decree 437/1998, the method used to determine the amount of financial expenses capitalized is as follows:

    a)
    The specific-purpose financing used for the acquisition or construction of certain of the Company's assets is allocated to the assets so that the financial expenses incurred on such financing are capitalized in full.

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

    Under U.S. GAAP interest is generally capitalized on assets that are constructed or otherwise produced for an enterprise's own use using the overall borrowing. This method differs from that used by Endesa Group, because the interest rate used for the capitalization is calculated on the basis of the interest on the debt as a percentage of the total financial debt and equity.

  ii.
  Latin America Subsidiaries of Endesa Group

    In accordance with Spanish GAAP, the Group has capitalized interest on debt directly related to property, plant and equipment under construction.

    Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project.

        The accumulated amount of interest capitalized under U.S. GAAP is €123, net of accumulated amortization of €23. The accounting differences between Spanish GAAP and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation table.

        Moreover, under Spanish GAAP foreign exchange gain or loss incurred during construction of tangible fixed assets is also capitalized. Under U.S. GAAP, such costs are eligible for capitalization; instead these costs are expensed as incurred.

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

    Following the adoption of SAB 101, the Group has changed its accounting principles under U.S. GAAP in order to comply with this new rule.

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

  ii.
  Some Brazilian subsidiaries which are considered Regulated entities according to SFAS No. 71 recorded the revenues and deferred the cost established by the Brazilian Government to compensate the effects of the energy shortage in 2002 and 2001. These revenues and deferred costs were fully recognized for Spanish GAAP purposes. Under U.S. GAAP, €(85) million and €83 million recognized by Endesa Group as of December 31, 2003 and 2002 respectively as additional revenue would not be recovered in the next 24 months, and accordingly has been reversed for U.S. GAAP purposes, as prescribed by EITF Issue 92-7, "Accounting by rated-regulated utilities for the effects of certain alternative revenue programs".

16.   Translation of financial statements of Enersis' subsidiaries

        In 1998, the Chilean Association of Accountants issued its Technical Bulletin ("BT") No. 64. BT-64 requires the adoption of the U.S. dollar as the "functional currency" as part of a comprehensive basis of adjusting for inflation for those financial statements of foreign subsidiaries that operated in "unstable countries" (as defined by BT-64), and which are not considered to be an extension of the parent company's operations. Enersis Group (a Chilean SEC registrant which is a subsidiary of Endesa Group) applies this accounting policy also under U.S. GAAP, since BT-64 constitutes a comprehensive basis of adjusting for inflation, in accordance with SEC requirements, and does not need to be eliminated from accounts of the Chilean company.

        However in view of the changes in the economic circumstances in the Latin American region, the Company determined that consideration of the U.S. dollar as the functional currency of these subsidiaries as required by BT-64 was no longer appropriate in 2001. As a result, management decided to discontinue the use of BT-64 in preparation of the U.S. GAAP accounts and apply the provisions of SFAS No. 52, "Foreign Currency Translation," beginning January 1, 2001. As a result, the adjustment included in net income and shareholder's equity in the reconciliation for 2003 and 2002 represents the difference between the historical rates applied under Spanish GAAP and U.S. GAAP to the translation of the financial statements of certain Latin American subsidiaries, due to the application of BT-64 prior to 2001 which is being amortized over the average life of the assets of each of the companies.

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

        The Group, following the Spanish GAAP, recorded as of December 31, 2003 and 2002 some provisions for possible loss contingencies. Under U.S. GAAP only those provisions considered probable ("events that are likely to occur") and that the amount of loss can be reasonable estimated can be recorded. Therefore, those provisions that did not meet that definition were reversed (basically, due to the Argentinean risk included in Note 15).

18.   Derivative instruments and hedging activities

        Under U.S. GAAP Endesa Group adopted, effective January 1, 2001, Statement of Financial Accounting Standards No. 133, ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. The difference between a derivative's previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income ("OCI"), as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

        Upon adoption of SFAS No. 133 on January 1, 2001, Endesa Group designated all its hedging relationships anew. The adoption resulted in an after-tax and minority interest non-cash gain of approximately €175 million in earnings.

  a)
  Fair Value Hedges

        As part of its overall risk management strategy, Endesa Group uses derivatives to convert some of its fixed-rate notes into variable-rate debt to manage the interest rate exposure. These derivatives are typically designated as fair value hedges.

        Under Spanish GAAP those derivatives designated as fair value hedges are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP have their respective hedged items recorded at fair value and all hedging ineffectiveness is included in earnings. For the years ended December 31, 2003 and 2002, there was not any material ineffective portion for this hedging transaction.

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

        Among other operations, Endesa Group has been managing its currency exposure in foreign operations. Additionally, under Spanish GAAP, the requirements to qualify as net investment hedge are different from U.S. GAAP. The main difference relates to the measurement of the hedge ineffectiveness and the conditions to qualify for a hedge item.

        For these purposes, the Group redesignated all hedging relationships anew for U.S. GAAP purposes at December 31, 2000. Those economic hedge instruments under Spanish GAAP that did not qualify as net investment hedges under U.S. GAAP were recorded in earnings. Subsequently, all differences regarding net investment hedges under Spanish GAAP and U.S. GAAP were recorded in net income for the years ended December 31, 2003, 2002 and 2001 for €(281) million, €184 million and €200 million, respectively, net of tax and minority interest effects. Until 2002, for those hedging relationship effective under U.S. GAAP, Endesa Group utilized debt instruments denominated in U.S. dollar or deemed to be denominated in U.S. dollar as hedging instruments of its net investment in its South American operations. In 2002 €139 million of exchange gains related to non-derivative instruments used as net investments were recorded under the "Translation Differences" caption, net of related tax effect and the portion relating to minority interests. In 2003, Endesa Group continued to hedge its net investments under Spanish GAAP but under U.S. GAAP this was discontinued because virtually all U.S. dollar debt held by Endesa Group in Spain was repaid. Consequently, beginning in 2003, Endesa Group's subsidiaries overseas are hedging their foreign currency exposure on foreign currency assets with U.S. dollar debt (or debt instruments deemed to be denominated in U.S. dollar) issued at their level. These hedges are treated as net investment type hedge under Spanish GAAP. Under U.S. GAAP, foreign exchange gains or losses on the aforementioned debt are recorded in statements of income because this hedge does not qualifiy as net investment hedge.

        The breakdown in 2002 of the hedging instruments, their recorded amounts and the amount accounted under the Cumulative Translation Adjustment caption were as follows:

	Impact in Cumulative Translation
millions of euros	Recorded amount at: December 31, 2002	Adjustment for the year ended: December 31, 2002
Hedging instruments
Loans	1,344	139

Total	1,344	139

  c)
  Cash Flow Hedges

        As part of its overall risk management strategy, Endesa Group uses derivatives to convert its variable-rate notes into fixed-rate debt to manage the cash flow exposure due to interest rate. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges.

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

        Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as cash flow hedges under U.S. GAAP, have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

        As of December 31, 2003 and 2002 approximately the total amount of €24 million and €19 million, respectively is expected to be reclassified as losses during the next twelve months. The events that are expected to occur in the next twelve months that will trigger the reclassification of these components into earnings include the expiration of the forecasted transaction and the termination of the hedging relationships. The maximum time over which Endesa Group is hedging exposure to variability of cash flow is 111 months. For the years ended December 31, 2003 and 2002, there were not any material ineffective portions for this hedging transaction.

  d)
  Embedded Derivatives

        Endesa Group has entered into various contracts which may contain "embedded" derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument—which, according to the requirements of SFAS No. 133, need to be bifurcated from the host contract and accounted for as a derivative instrument. Endesa Group has assessed the existence of potential embedded derivatives contained in its contracts entered into or substantively modified since January 1, 1999. Embedded derivatives in contracts that required bifurcation were recorded at their fair value, which consisted basically of certain energy contracts that under the provisions of SFAS No. 133 and related interpretation, require the bifurcation of certain clauses, and their impact in net income after-tax and minority interest as of December 31, 2003 and 2002 was €1 million and €32 million, respectively.

  e)
  Other Derivative Contracts

        Endesa Group holds various interest rates, foreign exchange and commodity derivative instruments, which were not formally designated under SFAS No. 133 for the application of hedge accounting. The purpose of entering into these derivative contracts is to provide Endesa Group with economic hedges of exposed risks.

        Endesa Group enters into other derivative contracts used primarily to mitigate the effects of the fluctuation in interest rates. The purpose of entering into these derivative contracts is to provide Endesa Group with economic hedges of exposed risks. Endesa Group has decided not to formally designate these contracts as under the provisions of SFAS No. 133.

        Under Spanish GAAP these derivatives are recorded at lower of cost or market value. Under U.S. GAAP all derivatives not designated as economic hedges are recorded on the balance sheet at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding.

        In the normal course of operations Endesa Group is involved in energy trading and risk management activities as defined by EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, (EITF 98-10), as superseded by EITF Issued No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in energy Trading and Risk Management Activities (EITF 02-03). EITF 02-03 requires that all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) and contracts considered to be derivatives pursuant to SFAS No. 133 should be measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts and contracts considered to be derivatives pursuant to Statement 133 are classified as other income or other expense. EITF 02-03 applies to all energy trading contracts and not just those that meet the definition of a derivative.

        As of December 31, 2003 and 2002, Endesa Group had open energy trading contracts that pursuant to EITF No. 02-03 should be marked to market (i.e. measured at fair value determined as of the balance sheet date) with gains recorded in current earnings and an impact in net income of €(6) million and €3 million, respectively before the tax effect.

        The approximate fair value as of December 31, 2003 and 2002 of these other derivatives used as economic hedges, but not designated under SFAS No. 133, is set forth below (before tax effect):

	Millions of Euros Years ended December 31,
	2003		2002
Derivatives
	Assets	Liabilities	Assets	Liabilities
Collar	—	14	—	82
Swaps	4	—	43	—
Fras	—	—	—	8

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

        The Company's Board of Directors approved a plan to sell a number of the Company's assets during 2002. The following assets to be sold meet the definition of long-lived assets held for sale:

  •
  Río Maipo

  •
  Spanish mainland transmission network

  •
  Central Canutillar power plant

  •
  Gas Atacama transmission lines

  •
  CELTA transmisión lines

  •
  Infraestructura 2000 S.A.

        During 2003 all the aforementioned assets were disposed of.

        The Group evaluated the carrying values of all assets held for sale, recording a loss in those cases, if any, that one of the assets' fair values less cost to sell was lower than the carrying value of those assets. As of December 31, 2002 and 2003 there is not any adjustment related to these assets in the reconciliation table.

        Under Spanish GAAP, no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under U.S. GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated form the continuing operations of an entity, when the operations and cash flows of a component which will be eliminated from the ongoing operations of an entity as a result of a disposal transaction and will not have any significant continuing involvement in the operations of a component after the disposal transaction.

        The Group evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plants are not components, as they are included as part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, the Group plans to continue generating revenues from Canutillar through a purchase power agreement, management's agreement, and a transmission leasing arrangement with the future buyer. In regards to the sale of the Spanish mainland transmission system to Red Eléctrica de España (REE), Endesa Group, as well as a number of other non-related utility companies, will continue to use the system. A fee established by the Government will be paid to REE by the customers through the utilities companies and the Comisión Nacional de Energía (CNE). Río Maipo and Infraestructura 2000 do meet the conditions for discontinued operations because they have distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of these companies have been eliminated from the ongoing operations of the Company as the Group will not have any continuing involvement in the operations of Río Maipo and Infraestructura 2000 after they are sold.

        The major classes of discontinued consolidated assets, consolidated liabilities, minority interest and consolidated statement of income and cash flow included in the Spanish GAAP Endesa Group consolidated financial statements are as follows:

	At December 31,
	Millions of Euros
	2002	2001
Assets:
Equity investments (*)	(51)	(64)
Current assets (discontinued)	95	41
Utility plant and intangible assets (discontinued)	277	360
Other fixed assets (discontinued)	32	12

Total assets of discontinued operations	353	349

Liabilities:
Current liabilities (discontinued)	132	231
Long term liabilities (discontinued)	158	40
Minority interest (discontinued)	45	56

Total liabilities and minority interest of discontinued operations	335	327

Cash flow from operating activities (discontinued)	28	26
Cash flow from investing activities (discontinued)	(30)	(20)
Cash flow from financing activities (discontinued)	41	(6)

Net change in cash and cash equivalents (discontinued)	39	—

(*)
Infraestructura 2000 is consolidated in Spanish GAAP under the equity method

Operating income (discontinued)	36	37
Ordinary income (discontinued)	22	21
Consolidated income before taxes (discontinued)	22	22
Corporate income tax (discontinued)	(3)	(5)
Income attributed to minority interests (discontinued)	(6)	(6)

Income for the year attributed to the controlling company (discontinued)	13	11

Net income per share, under Spanish GAAP (*)	0.012	0.010

(*)
Computed considering 1,058,752,117 outstanding shares in 2002 and 2001

20.   Currency Translation Adjustment

        Both Spanish GAAP and U.S. GAAP requires that the Currency Translation Adjustment (CTA) arising from the translation of the financial statements of foreign subsidiaries and associated companies is recorded to Shareholders' Equity. However, under Spanish GAAP when an investment in a foreign company is sold, the accumulated CTA is reclassified to consolidated retained earnings while U.S. GAAP requires the accumulated CTA to be credited to the statement of income. This adjustment though does not affect Stockholders' Equity.

        In 2002 none of the foreign companies were sold and, accordingly, the reconciliation of Spanish GAAP to U.S. GAAP does not include any adjustments in this regard.

        In 2003, Endesa Group disposed two foreign entities (Río Maipo and Infraestructura 2000). The accumulated CTA amount related to these entities reflected in statement of income for U.S. GAAP purposes was €16 million.

21.   Asset retirement obligation

        Effective January 1, 2003, Endesa Group adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations." An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires Endesa Group to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

        Endesa Group evaluated it's leased and owned assets, particularly power plants and mines, utilized in its operations in Spain and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before Endesa Group obtained ownership or use of the related asset.

        Adoption of this standard resulted in an increase in non-current assets and non-current liabilities of €40 million and €250 million, respectively, and a cumulative effect adjustment reducing net income by €137 million after-tax.

        On a pro forma basis, assuming SFAS 143 had been adopted at the beginning of the period, Endesa Group's Statements of Income for 2002 and 2001 would have decreased by €10 million and €10 million, net of tax, respectively, and the liability for asset retirement obligations as of December 31, 2002 and 2001 would have been €299 million and €286 million, respectively.

22.   Sale and leaseback involving real estate

        In 2003 Endesa Group sold and leased back certain real estate assets, including its main office building, to a third party, which is not a Special Purpose Entity (SPE) as defined in U.S. GAAP.

        Under Spanish GAAP, these assets were removed from the balance sheet and a gain immediately recognized in statement of income.

        Under U.S. GAAP, only the gain on the sale in excess of the present value of the minimum lease payments is recognized at the date of the sale. The remaining gain is deferred and amortized in accordance with SFAS No. 28, "Accounting for Sales with Leaseback", i.e. amortized in equal monthly amounts over the lease term because the leaseback is classified as an operating lease.

23.   Extinguishment of debt

        In March 2003, certain bondholders of Enersis were granted an option to exchange between November 1, and 15 2003 their bonds in exchange for shares of Enersis at a fixed price of 0.08 euros (Ch 60.4202). Under Spanish GAAP the transaction was accounted for as an exchange of debt for equity with the difference between the carrying amount of the debt and the strike price of the conversion recognized directly in equity a share premium. Under U.S. GAAP the transaction should be recognized as an extinguishment of debt in accordance with APB No. 14, using as reacquisition price of the extinguished debt the value of the common issued or the value of the debt- whichever is more clearly evident, as Enersis stock is publicly trade the fair value of the shares is being considered to be more clearly evident. The average conversion price during November 2003, the conversion period was 0.11 euros (Ch 78) per share.

24.   Guarantees

	December 31, 2003
Millions of Euros	Expire within one year	Expire after one year	Total amount oustanding	Maximum potential amount of future payments
Bank guarantees	32	675	707	707
Guarantees between parent and its subsidiaries	1,528	8,953	10,481	10,481

TOTAL	1,560	9,628	11,188	11,188

        In the course of its business, Endesa Group grants certain guarantees to third parties (most commonly to financial institutions and government agencies). These guarantees—which are given to ensure the proper performance of contractual obligations by Endesa S.A. or its consolidated subsidiaries in the normal course of their business—do not increase Endesa Group's commitments unless material minority interests exist in the subsidiaries whose obligations are guaranteed.

        Endesa Group also grants guarantees relating to the commitments of companies accounted for by the equity method on an exceptional basis.

25.   New accounting standards

SFAS No. 150—Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires, among other things, the classification of certain financial instruments, previously classified within the equity section of the balance sheet, to be included in liabilities. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and June 15, 2003 for all other instruments. The Group adopted during the year the provisions of this Statement for all financial instruments entered into or modified after May 31, 2003. Financial instruments within the scope of this Statement entered into prior to May 31, 2003 will be impacted by these new provisions from January 1, 2004. The adoption of SFAS No. 150 on May 31, 2003 for all financial instruments entered into or modified after that date did not have a material impact on Endesa Group's financial position, cash flows and results of operations. Also, the effect of the adoption of this Statement for all remaining financial instruments on January 1, 2004 is expected to be immaterial.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

        In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. Endesa Group analyzed all VIEs created after January 31, 2003 and concluded that the impact of the adoption of FIN 46R is the deconsolidation of Endesa Capital Finance, LLC (see Note 26–27). Endesa Group is currently analyzing entities created before January 31, 2003 but expects no further impact on its financial position, cash flows and results of operations.

SAB No. 104—Revenue Recognition

        In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

EITF 00-21—Accounting for Revenue Arrangements with Multiple Element Deliverables

        In November 2002, the Emerging Issues Task Force ("EITF"), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003. The Group is assessing at this moment the impact, if any, that the adoption of EITF will have on its financial position or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

        In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

        In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

26.   Disclosures about the fair value of financial instruments and about derivative financial instruments

        Statement of Financial Accounting Standard No. 107 (SFAS No. 107) requires that the Company disclose the estimated fair values of its financial instruments as of December 31, 2003 and 2002. The following methods and assumptions were used by the Group to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

1.
Cash, short-term financial investments, accounts receivable and payable, and other short-term debt and credit—

        The carrying values reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

2.
Financial investments in non-consolidated companies—

        The fair value of the long-term investment securities of the companies not consolidated as of December 31, 2003 and 2002, is as follows:

  •
  Listed companies—

        Listed companies were valued at their market price on the last trading day in 2003 and 2002. As of December 31, 2003 and 2002, the market value of available-for-sale securities, based on the stock market price was as follows:

	Millions of Euros
	Cost Basis	Gross Unrealized Gains/(Losses)	Fair Value
2002	775	(25)	750
2003	110	144	254

        In 2002 and 2003, none of the investments in available-for-sale securities was more than 12 months in a continuing unrealized loss position.

  •
  Unlisted companies—

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

3.
Loans to companies accounted for by the equity method and other loans—

        The fair value is the book value since they accrue interest cost at market rates.

4.
Controlling company shares—

        The total balance of treasury stock acquired directly by the Group as of December 31, 2003 and 2002, relates to 2,089,661 and 10,559,826 shares of the Group, respectively, a listed company. They are valued under Spanish GAAP at the lower of acquisition cost or underlying book value. Under U.S. GAAP treasury stock has been recorded as a reduction of equity at the original purchase cost

5.
Debentures and bonds—

        Since all the debentures and bonds are listed, the fair values reflect the market price on the last trading day in 2003 and 2002.

6.
Commercial paper—

        Commercial paper notes were discounted to present value on the basis of the market interest rates borne by these securities as of December 31, 2003 and 2002.

7.
Fixed-interest loans and credits—

        The fair value of fixed-interest loans and credits was estimated by discounting at the market interest rate for similar transactions arranged at 2003 and 2002 year-end.

8.
Variable-interest loans and credits—

        Since these debts are valued at prevailing market interest rates, their fair value as of December 31, 2003 and 2002, is the same as their carrying amounts.

9.
Other long-term debt—

        This caption includes various long-term debt items, principally guarantees received, which, because of their nature, are not transferable and whose fair value is the same as their book value.

10.
Derivative financial instruments—

        The fair value of derivatives is determined based on quotes received from banks for instruments with similar terms and remaining maturities.

        Following is a summary of the carrying amounts and fair value of the financial instruments as of December 31, 2003 and 2002:

	Millions of Euros
	2003		2002
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash	183	183	201	201
Short-term financial investments	2,139	2,139	1,987	1,987
Accounts receivable	4,096	4,096	3,865	3,865
Trade accounts payable	2,385	2,385	2,573	2,573
Payable to companies carried by the equity method	18	18	9	9
Other non trade payable	1,840	1,840	1,874	1,874
Financial investments (non consolidated):
Listed companies	110	254	775	750
Unlisted companies	573	573	539	539
Loans to companies carried by the equity method	232	232	48	48
Other loans	1,194	1,194	1,677	1,677
Controlling company shares	17	17	82	82
Short and long term debt:
Debentures and bonds	11,138	11,385	10,957	12,894
Commercial paper	888	888	3,272	1,945
Cross Currency Swaps	(61)	(29)	(93)	(225)
Payable to credit entities:
Fixed interest loans	1,008	1,063	1,076	976
Variable interest loans	5,018	5,018	8,621	8,565
Other accounts payable	1,209	1,209	729	729
Capital payment payable	10	10	7	7

	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivative financial instruments:
Interest rate SWAPS and FRAs agreement	13,842	92	19,781	359
Foreign currency futures and options	551	—	542	9
Cap and collar contracts	4,673	(51)	4,154	(136)

27.    Classification differences and other

Nuclear Fuel

        As disclosed in Note 4, under Spanish GAAP, the Company has classified Nuclear Fuel in Inventory that under U.S. GAAP constitutes a depreciable asset. Consequently, under U.S. GAAP, €217 million and €214 million should be reclassified from inventory to long-term asset as of December 31, 2003 and 2002, respectively. The related U.S. GAAP depreciation expense of €90 million, €93 million and €93 million for the years ended December 31, 2003, 2002 and 2001, respectively, is reclassified but remains unchanged.

Extraordinary Income (Expense) and Other Income Classification Differences

        As described in Note 18, in 2003, 2002 and 2001, under Spanish GAAP the Company recorded as non-operating results items that under U.S. GAAP would be recorded as operating revenues (expenses). These reclassifications do not affect the reconciliation of net income and stockholders' equity.

        Additionally the "Capitalized expenses" recorded in the consolidated statements of income under Spanish GAAP, should be reduced from the respective expenses instead of income.

Management Estimates

        The preparation of financial statements in conformity with Spanish GAAP as well as the additional note on differences between Spanish GAAP and U.S. GAAP and other required disclosures (see Note 26) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

        As U.S. GAAP does not permit proportional consolidation, this company should have been accounted for using the equity method. This difference has no effect on Net Income or Shareholders? Equity. The amounts proportionally consolidated by the Company are summarized below:

	Years ended December 31,
Millions of Euros
	2003	2002	2001
Total fixed and other non-current assets	72	73	73
Total current assets	41	67	46

Total assets	113	140	119

Total non-current liabilities	98	27	25
Total current liabilities	15	41	15

Total liabilities	113	68	40

	Years ended December 31,
	2003	2002	2001
Operating Revenues	62	82	63
Operating Expenses	44	47	44

Net Operating Revenue	18	35	19

Cash flow from operating activities	23	36	29
Cash flow from investing activities	(8)	(6)	(8)
Cash flow from financing activities	(11)	(30)	(21)

Net change in cash and cash equivalents	4	—	—

Classification of transaction cost

        Under Spanish GAAP, costs incurred to issue debt are included in the initial measurement of the underlying transactions.

        Under Spanish GAAP, issue costs are reported in the balance sheet as deferred charges.

Deconsolidation of Endesa Capital Finance, LLC

        In March 2003, Endesa Group created a variable interest entity ("VIE"), Endesa Capital Finance, LLC ("Endesa Capital Finance") to issue €1,500 million of preferred stock (see Note 13). As discussed in Note 26-25, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46R"), which requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46R is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. According to this Interpretation, Endesa Capital Finance is a VIE and Endesa Group is not the primary beneficiary. Accordingly, under U.S. GAAP, Endesa Group should not consolidate Endesa Capital Finance.

        Therefore, the €1,500 million of preferred stock issued by Endesa Capital Finance that is classified as minority interests under Spanish GAAP should be reclassified to long-term debt in the Consolidated Balance Sheet under U.S. GAAP. Moreover, the €0.333 of dividends of preferred stock should also be reclassified from minority interests under Spanish GAAP to long-term debt in the Consolidated Balance Sheet under U.S. GAAP.

        Finally, the €45 million that is classified as income (loss) attributed to minority interests in the Statement of Income should be reclassified to financial expenses.

        As discussed in Note 26-25, Endesa Group is still in process of analyzing the effect, if any, of the application of FIN 46R to those variable entities created before February 1, 2003.

28.    Comprehensive Income

        Total Comprehensive income under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 was €1,426 million, €192 million and €481 million, respectively. The following is a Statement of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001:

	Millions of Euros
	2003	2002	2001
Net Income according to U.S. GAAP	1,419	1,545	1,034
Currency Translation Adjustment(*)	193	(1,423)	(680)
Translation differences related to disposals(*)	—	—	(35)
Available-for-sale securities, net of tax effect(**)	118	(69)	(9)
Derivative instruments:
Deferred revenues on SFAS No. 133 hedge net of tax effect	(304)	139	171
Comprehensive (loss)/Income	1,426	192	481

(*)
There is no tax effect on translation adjustments

(**)
Tax effect of 35%

        The table below shows changes in Accumulated Other Comprehensive Income:

	Millions of Euros
	2003	2002	2001
Beginning balance, January 1	(1,868)	(515)	38
Currency Translation Adjustment(*)	193	(1,423)	(680)
Translation differences related to disposals	—	—	(35)
Available-for-sale securities, net of tax effect(**)	118	(69)	(9)
Derivative instruments:
Deferred revenues on SFAS No. 133 hedge net of tax effect	(304)	139	171
Ending balance, December 31	(1,861)	(1,868)	(515)

(*)
There is no tax effect on translation adjustments

(**)
Tax effect of 35%

29.    Valuation and Qualifying Accounts

        The movement in allowance for doubtful accounts is as follows:

	Millions of Euros
	2003	2002	2001
Balance at beginning of period	247	353	268
Additions:
Charged to operating expenses	97	120	206
Charged to other accounts	—	—	2
Deductions	(106)	(226)	(123)

Balance at end of period	238	247	353

30.    Consolidated statements of cash flows

        Note 24 includes a statement of sources and applications of funds prepared according to Spanish GAAP. Under U.S. GAAP, SFAS No. 95, Statements of cash flow, requires of cash flows to be presented in accordance with U.S. GAAP format as part of a full set of financial statements.

        The consolidated statements of cash flows of Endesa Group for the years ended December 31, 2003, 2002, and 2001 prepared in accordance with U.S. GAAP format and classification is presented below. For purposes of this statement, short-term investments are considered to be cash equivalents.

	Amounts in Millions of Euros
	Years Ended December 31,
	2003	2002 (*)	2001 (*)
Cash flows from operating activities:
Net income	1,312	1,270	1,479
Adjustment to reconcile net income to net cash provided by operations
Depreciation and amortization	1,895	2,416	2,118
Provisions for pensions and third-party liabilities	736	904	431
Losses on disposal of fixed assets and others	(799)	(1,123)	(665)
Deferred taxes	463	440	(521)
Income allocated to minority interest	565	(136)	58
Equity in the income of companies carried by equity	(6)	133	150
Other non-cash items, net	(351)	381	297
Changes in operating assets and liabilities net of the effect of acquisitions:
Inventories	69	(20)	48
Accounts receivable	(279)	146	(205)
Trade accounts payable	519	(264)	390
Prepaid expenses	12	(16)	(19)
Settlements of provisions	(414)	(640)	(841)
Debt/equity issuance cost	(171)	—	—

Net cash provided by operations	3,551	3,491	2,720

Cash flows from investing activities:
Capital expenditures	(2,050)	(2,084)	(2,112)
Divestures from sales of property plant in equipment and investment	1,825	2,499	1,088
Adquisition of financial investments	(458)	(1,366)	(3,031)
Expenses and interest capitalized	(132)	(288)	(291)
Loan extinguishment	711	399	340
Subsidies	295	309	303
Other property and investments	(103)	(225)	(12)

Net cash used in investing activities	88	(756)	(3,715)

Cash flows from financing activities:
Issuance of long-term debt	6,585	3,287	11,431
Dividends paid in cash, including interim dividend	(866)	(839)	(845)
Repayments of long-term debt	(8,872)	(6,095)	(9,016)
Contribution of minority interest	2,153	—	90
Variations in short term financial liabilities	(2,606)	1,842	(350)
Other financing activities	111	73	(147)

Net cash provided by financing activities	(3,495)	(1,732)	1,163

Increase (Decrease) in cash and cash equivalents	144	1,003	168

Cash and cash equivalents at the beginning of year	2,188	1,053	885
Variations in working capital for additions	(10)	132	—

Cash and cash equivalents at the end of year	2,322	2,188	1,053

  (*) The consolidated statements of cash flows for the years ended December 31, 2001 and 2002 have been restated from those previously reported to comply fully with the requirements of SFAS

  No. 95. These statements had been previously presented in the format required by SFAS No. 95 but the amounts provided were calculated and classified in accordance with Spanish GAAP. This restatement affects solely our consolidated statements of cash flow under U.S. GAAP and does not in any way affect the financial information previously reported under Spanish GAAP nor our net income or shareholders' equity as reconciled to U.S. GAAP and previously reported. The table below provides the cash flow amounts for the years ended December 31, 2001 and 2002 as previously reported and as restated:

	Millions of Euros
	2002	As restated	2001	As restated
Net cash provided by operations	6,656	3,491	3,063	2,720
Net cash used in investing activities	(2,020)	(756)	(4,198)	(3,715)
Net cash provided by financing activities	(3,633)	(1,732)	1,303	1,163

	1,003	1,003	168	168

        Supplementary information required by SFAS No. 95 is as follows:

1.
Cash paid during the period for:

	Amounts in Millions Years Ended December 31,
		Euros
	US Dollars 2003
		2003	2002	2001
Interest, net of amount capitalized	1,658	1,316	1,322	1,315
Income taxes	169	134	103	385

31.   Segment disclosures

Description of the types of products and services from which each reportable segment derives its revenues:

        Endesa Group manages and evaluates its operations in four reportable segments: Domestic Electricity Businesses, Latin America Electricity Businesses, European Electricity Business and Other Businesses. The European Electricity Business arises in year 2002 when Endesa Europa (subsidiary of Endesa) starts its activity.

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

        Prior to the fiscal year ended December 31, 2002, Endesa Group referred to its Latin American Electricity Business as the International Electricity Business; however, the results of operations of the International Electricity Business did not reflect any significant operations outside of Latin America and therefore, the Management believes that the comparison between the results of operations of the

Latin American Electricity Business in 2002 is directly comparable with the results of operations of the International Electricity Business in 2001. There is not any possibility of comparison between the results of operations of the European electricity business in 2002 and the results in 2001 because Endesa Holding Italia, S.R.L. was not consolidated.

Measurement of segment profit or loss and segment assets:

        The accounting policies of the segments are the same as those described in the summary of accounting polices in Note 4. The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Factors management used to identify the Group's reportable segments:

        Each segment of the Group is managed separately because each offers different products or serves different markets.

        The following table presents information regarding the Company's business segments for the year ended December 31, 2003, 2002 and 2001:

	2003
	Domestic Electricity Business	International Electricity Business	Europe Electricity Business	Other Business	Total
	(Millions of Euros)
Operating revenues	10,797	3,623	2,037	187	16,644
Operating expenses	9,017	2,552	1,769	162	13,500
Purchases	6,327	1,436	1,469	77	9,309
Personnel expenses	832	260	78	16	1,186
Depreciation and amortization	1,044	413	116	33	1,606
Variation in operating provisions	35	20	—	2	57
Other operating expenses	779	423	106	34	1,342
Operating income (loss)	1,780	1,071	268	25	3,144
Financial revenues	157	680	6	72	915
Financial expenses	630	880	51	89	1,650
Financial income (loss), net	(473)	(200)	(45)	(17)	(735)
Income (loss) from associated companies	7	18	22	(17)	30
Amortization of goodwill	—	171	91	27	289
Non-operating income (loss), net	380	(100)	(4)	1	277
Consolidated income before taxes	1,694	618	150	(35)	2,427
Corporate income tax	435	79	46	(10)	550
Minority interests	52	455	52	6	565
Income attributable to the controlling company	1,207	84	52	(31)	1,312
Funds obtained from operations	2,019	1,391	352	53	3,815
Segment assets	23,246	14,993	5,217	2,591	46,047
	2002
	Domestic Electricity Business	International Electricity Business	Europe Electricity Business	Other Business	Total
	(Millions of Euros)
Operating revenues	11,075	4,084	1,760	319	17,238
Operating expenses	8,944	2,816	1,610	286	13,656
Purchases	6,426	1,508	1,334	157	9,425
Personnel expenses	825	317	79	30	1,251
Depreciation and amortization	1,074	467	113	42	1,696
Variation in operating provisions	(22)	20	1	3	2
Other operating expenses	641	504	83	54	1,282
Operating income (loss)	2,131	1,268	150	33	3,582
Financial revenues	130	492	3	26	651
Financial expenses	603	1,521	63	98	2,285
Financial income (loss), net	(473)	(1,029)	(60)	(72)	(1,634)
Income (loss) from associated companies	75	7	17	(192)	(93)
Amortization of goodwill	7	215	92	41	355
Non-operating income (loss), net	825	(455)	(22)	(277)	71
Consolidated income before taxes	2,551	(424)	(7)	(549)	1,571
Corporate income tax	522	39	(64)	(60)	437
Minority interests	3	(182)	36	7	(136)
Income attributable to the controlling company	2,026	(281)	21	(496)	1,270
Funds obtained from operations	2,537	1,444	179	125	4,285
Segment assets	23,885	16,233	4,956	3,102	48,176

	2001
	Domestic Electricity Business	International Electricity Business	Other Business	Total
	(Millions of Euros)
Operating revenues	10,254	5,325	506	16,085
Operating expenses	8,455	3,902	553	12,910
Purchases	5,885	2,142	311	8,338
Personnel expenses	868	418	46	1,332
Depreciation and amortization	1,095	663	71	1,829
Variation in operating provisions	23	73	13	109
Other operating expenses	584	606	112	1,302
Operating income (loss)	1,799	1,423	(47)	3,175
Financial revenues	33	535	16	584
Financial expenses	674	1,504	128	2,306
Financial income (loss), net	(641)	(969)	(112)	(1,722)
Income (loss) from associated companies	50	10	(178)	(118)
Amortization of goodwill	18	227	44	289
Non-operating income (loss), net	151	435	(7)	579
Consolidated income before taxes	1,341	672	(388)	1,625
Corporate income tax	250	132	(294)	88
Minority interests	—	51	7	58
Income attributable to the controlling company	1,091	489	(101)	1,479
Funds obtained from operations	2,037	1,383	(73)	3,347
Segment assets	25,174	21,763	3,250	50,187

        Revenues from Compañía Operadora del Mercado Español de Electricidad, S.A. (OMEL) of Endesa Group's Domestic Electricity Business, represents €3,220 million of Endesa Group's consolidated revenues as of December 31, 2003. The total operating income (losses) with OMEL represents €(74) million.

Exhibit Index

1.1	Articles of Association, as amended.
1.2	Articles of Association, as amended (English translation).
4.1	Purchase and Sale Contract for 100% of the Shares of Elettrogen S.p.A., dated as of July 30, 2001, between Enel S.p.A. and Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A.*
4.2	Option Agreement for Purchase of Shares of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.*
4.3	Shareholder Agreement relating to purchase of Elettrogen, S.p.A., dated as of June 13, 2001, between Endesa, S.A. and Banco Santander Central Hispano S.A.*
4.4	Contract for the Sale of Shares in Electra de Viesgo, S.L., dated as of September 19, 2001, between Enel S.p.A. and Endesa Generación, S.A., Endesa Distribución, S.A. and Endesa, S.A.*
4.5	Contract for the Sale of Spanish mainland electricity transmission assets, dated as of March 27, 2003, to Red Eléctrica de España, S.A.
8.1	List of Subsidiaries.
11.1	Code of Ethics.
11.2	Code of Ethics (English translation).
12.1	Section 302 Chief Executive Officer Certification.
12.2	Section 302 Chief Financial Officer Certificaton
13.1	Section 906 Certification.

*
Incorporated by reference to Endesa, S.A.'s annual report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 30, 2003.

QuickLinks

TABLE OF CONTENTS
CERTAIN TERMS AND CONVENTIONS
PRESENTATION OF FINANCIAL INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. RESERVED
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
INDEX TO ENDESA S.A.'S CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT ACCOUNTANTS' REPORT
Exhibit Index