Form 20-F
period 2004-12-31
ENDESA SA
filed 2005-06-30
CIK 1046649

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

The number of issued shares of each class of stock of Endesa, S.A. as of December 31, 2004 was:

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

Item 17  ☐    Item 18  ☒

i

CERTAIN TERMS AND CONVENTIONS

As used in this annual report on Form 20-F, “Endesa”, the “Company” and first person, personal pronouns such as “we”, “us” or “our” refer to Endesa, S.A. and its consolidated subsidiaries which comprise the Endesa Group unless the context otherwise requires. When we use second person, personal pronouns in this report, such as “you” and “your”, we mean exclusively persons who have purchased our American depositary receipts or securities issued or guaranteed by Endesa or one of its consolidated subsidiaries as the context requires.

References to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts. References to “Nm3” are to normal cubic meters and references to “bcm” are to billions of cubic meters. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to our production do not include electricity consumed by our generators. 25.2 thermies are equivalent to a therm.

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

PRESENTATION OF FINANCIAL INFORMATION

When we use “euro” or “€” in this annual report, we mean the European Union euro, which is Spain’s legal currency. When we use “dollars”, “U.S.$” or “$” in this annual report, we mean United States dollars. The word “billion” refers to one thousand million.

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

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements that include the words “expect”, “project”, “anticipate”, “believe”, “should”, “seek”, “intend”, “probability”, “risk”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions or variations on such expressions. These statements appear in a number of places in this annual report and include statements regarding our intent, belief or current expectations with respect to, among other things, trends affecting our business, financial condition or results of operations.

These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors that may be beyond our control. The accompanying information contained in this annual report, including, without limitation, the information under “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” identifies important factors that could cause such differences.

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

Enforceability of Civil Liabilities Under The U.S. Securities Laws

Endesa, S.A. is a company organized under Spanish law with limited liability. All of our directors and executive officers are non-residents of the United States. In addition, substantially all of our assets and the assets of our directors and executive officers are located outside of the United States. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce a judgment obtained against us or our directors and executive officers predicated solely upon the civil liability provisions of U.S. securities laws.

There is also doubt that a lawsuit based upon U.S. federal or state securities laws could be brought in an original action in Spain and that a judgment obtained in a U.S. court against us or our directors and executive officers based upon U.S. securities laws would be enforced in Spain.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT.

Not applicable.

B. ADVISERS

Not applicable.

C. AUDITORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

Selected Consolidated Financial Information

The following table presents selected consolidated financial data of Endesa, S.A. You should read this table in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements beginning on page F-1. The consolidated income statement data for each of the three years in the period ended December 31, 2004 and the consolidated balance sheet data of December 31, 2004 and 2003 set forth below have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. See Note 26 to our consolidated financial statements. The principles of consolidation are described in Note 3 to our consolidated financial statements. The consolidated income statement data for each of the two years in the period ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000 set forth below have been derived from our audited consolidated financial statements, which are not included herein.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(millions of euros, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Net sales	15,264	15,576	16,739	16,239	17,642
Operating income	3,061	3,175	3,582	3,144	3,242
Ordinary income	1,699	1,046	1,500	2,150	2,087
Consolidated income before taxes	2,612	1,625	1,571	2,427	2,233
Net income	1,407	1,479	1,270	1,312	1,379
Dividends	688	723	723	744	782
Net income per ordinary share or ADS (1)	1.33	1.40	1.20	1.24	1.30
Dividends per ordinary share or ADS (euro) (2)	0.65	0.68	0.68	0.70	0.74
Dividends per ordinary share or ADS ($) (2)(5)	0.61	0.61	0.72	0.89	0.91
Basic and diluted net income per ordinary share or ADS (1)	1.33	1.40	1.20	1.24	1.30
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752	1,058,752	1,058,752	1,058,752

Amounts in accordance with U.S. GAAP:
Net sales	15,002	15,502	16,710	16,281	17,718
Ordinary income	3,107	3,101	3,736	3,046	3,342
Net income	950	1,034	1,545	1,419	1,576
Net income per ordinary share or ADS (1)	0.90	0.98	1.46	1.34	1.49
Basic and diluted net income per ordinary share or ADS (1)	0.90	0.98	1.46	1.34	1.49

	At December 31,
	2000	2001	2002	2003	2004
	(millions of euros)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Utility plant, net	30,413	30,152	27,741	26,962	29,162
Financial investments	5,930	7,037	7,451	6,159	5,584
Total assets	48,003	50,187	48,176	46,047	48,031
Long-term debt (3)	19,188	22,700	19,786	17,582	17,558
Minority interests	4,191	3,762	3,175	4,945	5,711
Stockholders’ equity	8,638	8,656	8,043	8,801	9,477
Capital stock (4)	1,271	1,271	1,271	1,271	1,271

Amounts in accordance with U.S. GAAP:
Utility plant, net	28,346	28,678	23,988	25,932	28,295
Total assets	47,247	50,228	44,954	46,364	49,181
Long-term debt	19,290	23,222	20,141	17,762	17,844
Minority interests	4,369	4,435	2,496	5,337	6,183
Stockholders’ equity	9,428	9,052	8,594	9,409	10,181

(1)	Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.
(2)	In respect of the years indicated.
(3)	Long-term debt does not include current maturities. See Note 16 to our consolidated financial statements.
(4)	Capital stock does not include long-term debt or redeemable preferred stock.
(5)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2000, 2001, 2002 and 2003 for purposes of such years and on June 8, 2005 for purposes of 2004.

Exchange Rates

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

The Federal Reserve Bank of New York no longer quotes a noon buying rate for the currencies of any of the participating member states, including Spain. The noon buying rate for the euro on June 8, 2005 was $1.2320 = €1.00 and on June 28, 2005 was $1.2078 = €1.00.

The following tables set forth, for the periods and dates indicated, certain information concerning the noon buying rate for euro expressed in U.S. dollars per euro.

	Noon Buying Rate
Calendar Period	Period End	Average (1)	High	Low
Year ended December 31, 2000	0.9388	0.9207	1.0335	0.8270
Year ended December 31, 2001	0.8901	0.8909	0.9535	0.8370
Year ended December 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended December 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended December 31, 2004	1.3538	1.2478	1.3625	1.1801

(1)	The average of the noon buying rates on the last day of each month during the relevant period.

	Noon Buying Rate
Calendar Period	Period End	High	Low
Month ended January 31, 2005	1.3049	1.3476	1.2954
Month ended February 28, 2005	1.3274	1.3274	1.2773
Month ended March 31, 2005	1.2969	1.3465	1.2877
Month ended April 30, 2005	1.2919	1.3093	1.2819
Month ended May 31, 2005	1.2349	1.2936	1.2349
Month ended June 30, 2005 (through June 24)	1.2088	1.2320	1.2035

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of our consolidated subsidiaries are denominated (principally the Chilean peso, the Colombian peso, the Argentine peso, the Brazilian real, the Peruvian nuevo sol and the U.S. dollar). See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

In particular, we note that the Spanish government has commissioned an independent expert to elaborate a white paper about the generation of electricity, which should be concluded in the latter half of 2005. The conclusions of the white paper could catalyze the adoption of new measures relating to regulation of the Spanish electricity industry.

On the other hand, regulations under Royal Decree 1747/2003, pursuant to which the island and nonmainland electric systems are regulated, have yet to be developed by the Spanish government. Until such time, there is a degree of uncertainty with respect to regulation of the Spanish electricity systems.

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

On January 21, 2005 Royal Decree 60/2005 was published, which modified Royal Decree 1866/2004, which approved the National Allocation Plan (NAP). As a result, the Council of Ministers has approved the final assignment of rights, assigned individually for the 957 installations regulated by the Royal Decree-Law 5/2004 of the Emission Trading Plan, as well as the technical adjustments required by Royal Decree 1866/2004, of the NAP. We are now required to comply with the NAP. We currently estimate that in light of the final assignment of rights for our installations, we will be a net purchaser of emission rights under the NAP. We cannot assure you that the market for rights will be a liquid market or that we will be able to buy a sufficient number of emission rights on terms satisfactory to us or at all. If we are unable to buy a sufficient number of rights to operate our installations as we have planned we could suffer a material adverse effect on our business, results of operations and financial condition.

A significant amount of the energy we produce in certain markets is subject to market forces that may affect the price and amount of energy we sell.

We are exposed to market price risk for the purchase of fuel (including fuel-oil, coal and natural gas) used to generate electricity and the sale of a portion of the electricity that we generate. We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. We have signed several natural gas supply contracts which include “take or pay” clauses. These contracts have been established by considering reasonable hypotheses of our future needs. Significant deviations of the contemplated hypotheses could lead to the obligation to execute purchases of fuel greater than our needs.

Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. There can be no assurance that such derivative contracts will eliminate all market price risk relating to our fuel requirements.

Our results of operations may be adversely affected by tariff deficits.

Under Spanish law, we are entitled to receive partial compensation for the costs we incur as a result of the transition to a fully-liberalized electricity industry in Spain (“competition transition costs”, or CTCs). As a result of a change in Spanish regulation in 2001, CTCs are recoverable fundamentally pursuant to what we refer to as the “system of differences”. In accordance with the system of differences, we are entitled to receive as CTCs our corresponding portion of the positive difference between (i) the aggregate amount of electricity tariffs billed to final customers and (ii) a basket of costs related to the generation, transmission and distribution of electricity such as the aggregate cost of electricity purchased by distribution companies from the energy pool, transmission costs and distribution costs, as determined by the Spanish government on a yearly basis.

Our capacity to recover the amount of CTCs granted will depend on the evolution of the costs of the industry, the demand for electricity and the Spanish government’s tariff policy in the coming years. Given the way these variables are developing in 2005, during 2005 we do not expect that the regulated income from the industry will cover our costs, and we therefore do not foresee the recoupment of CTCs.

In accordance with Royal Decree 5/2005, if the basket of costs, as determined by the Spanish government in a given year, is greater than the aggregate amount of electricity tariffs billed to final customers, then the Spanish electricity companies entitled to receive CTCs, including us, are liable for their proportionate share of the difference between (i) such basket of costs and (ii) the aggregate amount of electricity tariffs billed to final customers (such difference being a “tariff deficit”).

Although we have the right to complete recovery of the amount financed, it is necessary for the government to establish a specific repayment procedure.

Our business may be affected by hydrological conditions.

Our operations involve hydroelectric generation and, accordingly, we and our Latin American affiliates are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our hydroelectric generation facilities are located. If hydrological conditions result in droughts or other conditions that negatively affect our hydroelectric generation business, our results of operations could be materially adversely affected. At the same time, the electrical business is affected by atmospheric conditions such as the average temperatures that influence consumption. Climatic conditions may adversely affect our profits.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risk.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. For this reason, we actively manage these risks to avoid the risks having a significant impact on our results. Our risk management strategies may not be successful, however, in limiting our exposure to changes in interest rates and foreign currency exchange rates, which could adversely affect our financial condition and results of operations.

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

The liberalization of the electricity industry in the European Union (including the countries in which we are present, such as Spain, Italy, France and Portugal) has led to increased competition as a result of consolidation and the entry of new market participants in European Union electricity markets, including the Spanish electricity market. The liberalization of the electricity industry in the European Union has also led to lower electricity prices in some market segments as a result of the entry of new competitors and cross-border energy suppliers and the establishment of European electricity exchanges, which in turn has led to increased liquidity in the electricity markets. This liberalization of the electricity market requires that diverse areas of our business develop in a more competitive environment. If we are not able to adapt to or manage adequately this competitive market, our business, financial condition or results of operations might be adversely affected.

Risks Related to Our Latin American Operations

Our Latin American subsidiaries are subject to a variety of risks, including economic downturns and political risks.

Our operations and investments in Latin America are exposed to various risks inherent in operating and investing in Latin America, including risks relating to the following:

•	changes in government regulations and administrative policies;

•	imposition of currency restrictions and other restraints on movements of funds;

•	changes in the business or political environment in which we operate;

•	economic downturns, political instability and civil disturbances affecting operations;

•	government expropriation of assets; and

•	exchange rate fluctuations.

In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends collected from these subsidiaries are exposed to risks in the countries in which they operate, which may materially and adversely affect demand, consumption and exchange rates.

For example, in the recent past our Argentine subsidiaries’ financial condition and results of operations suffered due to adverse economic and political conditions prevailing in Argentina. The macroeconomic and political situation in Argentina led to legislation resulting in the repeal of certain provisions of one of our subsidiary’s concession contracts that permitted its distribution tariffs to be pegged to the dollar and provided for certain price indexation mechanisms, and in the pesification of all privately negotiated contracts and spot energy market prices.

We cannot predict what result any further deterioration in economic and political conditions in Latin America, or other legal or regulatory developments relating to the countries in which we operate in Latin America, including Argentina, could have on our business, financial condition or results of operations.

The Argentine electricity sector shortfalls could impact the interconnection business between Argentina and Brazil.

As a result of the strong increase in domestic demand for natural gas and electricity in Argentina, coupled with the lack of investment in natural gas production and transportation, the Argentine electricity generation business is operating in very tight conditions and as a result may be unable to meet its internal demand and have further difficulties in exporting electricity to Brazil. The Argentine government has adopted measures with the intention of assuring domestic supply. Our Argentine generation subsidiary, Costanera, is not currently allowed to export electricity produced with natural gas, nor is it allowed to purchase electricity in the wholesale market in order to satisfy its export contracts. For these reasons, the electricity capacity and energy contracts that link Argentine generation companies, including Costanera, to CIEN, our affiliated transmission company with an electricity interconnection business between Argentina and Brazil, could be affected adversely. If hydrological conditions in southern Brazil do not improve, or if the Argentine authorities do not relax certain recent restrictions to export electricity to Brazil, CIEN and Costanera may encounter non-performance risk, which could lead to an adverse effect on our companies.

The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.

In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has in turn impacted the short and medium-term availability of this fuel in Chile. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Strong demand for electricity in Chile’s central region, which increased by 7.9% in 2004 and is expected to continue to increase significantly in the foreseeable future, combined with a low level of investment in the electricity sector, makes the Chilean electricity sector particularly exposed to the adverse effects of the Argentine natural gas crisis.

In Chile’s central region, Endesa-Chile’s thermal plants San Isidro and Taltal use natural gas for thermal generation and have “take or pay” gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government announced a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters. Since that date, Argentina has significantly curtailed its natural gas exports to Chile. As a result, the Chilean electricity sector is more vulnerable than in the past.

Other Risks

We are a party to litigation that may affect us.

We are subject to legal proceedings regarding our business, including tax and other disputes with regulatory authorities. See “Item 8. Financial Information––Consolidated Statements and Other Financial Information––Legal Proceedings”. We are also subject to a number of tax-related claims and may be subject to additional claims in the future. Although we believe that we have recorded provisions that were reasonable in light of our legal contingencies as of December 31, 2004, we cannot assure you that we will prevail in any of the legal proceedings in which we are involved or may be involved in the future or that any adverse decision would not have a material adverse effect on our business, results of operations and financial condition.

We must adopt new accounting standards in 2005 that will impact our financial reporting.

In 2004 we prepared our financial statements in accordance with Spanish GAAP, and prepared a reconciliation of certain items to U.S. GAAP as required by SEC regulations. Under current European Union (EU) law, listed EU companies had to apply from January 1, 2005 International Financial Reporting Standards (IFRS) adopted by the EU in preparing their consolidated financial statements.

Applying these standards to our consolidated financial statements will imply a change in the presentation of our financial information since the financial statements will include more components and reflect classification differences, and additional disclosure will be required. Additionally, there will be a change in the valuation of certain items. Regarding the former, at this moment it is not possible to determine the exact impact that this new regulation will entail compared to Spanish GAAP, since new pronouncements from the International Accounting Standards Board (IASB), or pronouncements that are not endorsed by the European Union (EU) prior to the preparation of our December 31, 2005 consolidated financial statements, may have an impact on our financial statements. Regarding the latter, we have performed a preliminary analysis of how the adoption of IFRS will impact our financial condition and results of operations. We cannot assure you, however, that we will not experience any decreases in our shareholders’ equity or that our net income or net debt, each as calculated under IFRS, will not decrease or increase, respectively, when we prepare our 2005 consolidated financial statements under IFRS. We also cannot assure you that any such decrease in shareholders’ equity or net income or increase in net debt would not have a material adverse effect on our results of operations and financial condition.

For additional information concerning our analysis of the impact of IFRS, and the significant differences identified between IFRS and Spanish GAAP, see “Operating and Financial Review and Prospects—Factors Affecting Endesa, S.A.’s Consolidated Results of Operations—Preliminary Guidance on Differences Between IFRS and Spanish GAAP”.

Forward-looking statements contained in this annual report may not be realized.

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements relate to among other things:

•	our 2005-2009 strategic plan, including our anticipated capital expenditures and divestitures;

•	trends affecting our business, financial condition or results of operations, including market trends in the Spanish energy sector and the impact of regulations on the energy sector;

•	supervision and regulation of the Spanish, European and Latin American electricity sector;

•	our exposure to various types of market risks, such as interest rate risk and foreign exchange rate risk;

•	anticipated changes in foreign currency exchange rates;

•	our proposed dividend payout rate;

•	macroeconomic growth and inflation in Latin America and the region’s growth potential in terms of capacity and consumption of electricity; and

•	expansion opportunities and potential future acquisitions or dispositions in developed and emerging markets.

These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to:

•	inability to access the debt or equity capital markets;

•	our ability to find interested buyers who will pay acceptable prices for assets expected to be divested;

•	an increase in the market interest rates;

•	adverse changes in currency exchange rates;

•	adverse decisions by regulators in the European Union, Spain, Italy, Chile, Argentina or elsewhere;

•	general macroeconomic conditions in the markets where we generate and distribute electricity;

•	the effect of new pronouncements from the International Accounting Standards Board regarding International Financial Reporting Standards;

•	our ability to implement successfully our plan and objectives for our subsidiaries;

•	the impact of fluctuations in fuel and electricity prices;

•	our ability to maintain a stable supply of fuel;

•	our ability to manage the risks involved in the foregoing; and

•	other factors described in this annual report, including but not limited to “Item 4. Information on the Company—Regulation—New Regulatory Structure” and “Item 5. Operating and Financial Review and Prospects”.

In light of the many risks and uncertainties, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized. We disclaim any responsibility or obligation to update or revise any forward-looking statements in this annual report including, without limitation, any modifications to our strategic plan, our investment plans or due to supervening causes. You are cautioned not to put undue reliance on any forward-looking information.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We are a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. Our ordinary shares are publicly traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and the Santiago Off Shore Stock Exchange in Chile, and our ADSs are listed on the New York Stock Exchange. We were formed under the laws of Spain on November 18, 1944 as “Empresa Nacional de Electricidad, S.A.” and changed our name to Endesa, S.A. by resolution of the shareholders’ meeting of June 25, 1997. Our principal executive office is located at Ribera del Loira, 60, 28042 Madrid, Spain, and our telephone number is (34 91) 213 1000. Our agent for service of process in the United States is Endesa North America, Inc., 410 Park Avenue, Suite 410, New York, NY 10022.

B. BUSINESS OVERVIEW

Overview

We are the largest electricity company in Spain and Portugal in terms of installed capacity and market share in generation and distribution, with a significant presence in the Southern European electricity market, in particular in Italy, and one of the largest private-sector multinational electricity companies in Latin America. Our core business is energy. We are also involved in other activities related to our core energy business such as renewable energies and co-generation and the distribution and supply of natural gas. In addition, we hold interests in other businesses such as telecommunications.

Our electricity business is principally focused on Spain and Portugal, the Southern European region (including Italy and France) and Latin America.

At December 31, 2004, we had a total installed capacity of 46,439 MW, and in 2004, we generated 184,951 GWh and sold 192,519 GWh, supplying electricity to approximately 22.2 million customers in 12 countries. At that date, we had 27,918 employees, 51% of whom were located outside Spain, and our total assets amounted to approximately €48 billion, 44% of which were located outside Spain.

The geographic breakdown of net sales for the periods indicated is as follows:

Market	2002	2003	2004
	(millions of euro)
Spain and Portugal	11,145	10,721	10,959

Italy	1,109	1,242	1,665
France	0	0	267
Rest of Europe	635	731	734

Europe (other than Spain and Portugal)	1,744	1,973	2,666

Chile	1,171	1,003	1,111
Argentina	385	429	515
Brazil	1,111	1,055	1,129
Colombia	685	618	761
Peru	498	440	501

Latin America	3,850	3,545	4,017

Total	16,739	16,239	17,642

Our Core Business

Electricity and gas

Our electricity business is conducted in Spain and Portugal, the rest of Europe and Latin America. Our gas business is conducted in Spain and Portugal.

Spain and Portugal

Electricity Generation and Distribution. We are the leading electricity generator and distributor in Spain with an approximately 41.8% market share (including purchases from the Special Regime and imports) in generation and a 43% market share in distribution at December 31, 2004. We operate hydroelectric, nuclear, coal, fuel oil and gas generating facilities with a total installed capacity in Spain of 21,889 MW at December 31, 2004 and a total net generation of 95,921 GWh in 2004. In 2004, we sold 65,762 GWh to approximately 10.7 million regulated customers (i.e., those who have not chosen to contract with suppliers) in Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, parts of Extremadura, Ceuta and Melilla. We are also one of the largest suppliers of electricity and gas to deregulated customers (i.e., those who have chosen to contract with suppliers) with an approximately 37.1% market share at December 31, 2004. In 2004, Endesa Energía sold 27,404 GWh to 552,992 points of consumption corresponding to deregulated customers.

Renewable Energies and Cogeneration

We maintain a leading position in the cogeneration and renewable energies market in Spain, with an estimated market share of approximately 11.84% at December 31, 2004. At that date, we had ownership interests in facilities in service or under construction which had a total installed capacity of 2,148 MW, and an additional 107 MW of capacity in Portugal, Colombia and Mexico.

Natural Gas Distribution. We conduct our natural gas distribution business through Endesa Gas which, together with the natural gas distribution companies in which it holds controlling stakes, had more than 337,000 customers in Spain and approximately 236,000 customers in Portugal at December 31, 2004, an approximate increase of 7.3% from December 31, 2003. We are the third largest natural gas distributor in Spain, with an approximately 9% market share in the domestic regulated market and an approximately 10.5% market share in the liberalized market (including supplies to our gas-powered facilities) at December 31, 2004. We also seek to secure the supply of natural gas for our generation activities. In Spain, our goal is to be present in the businesses of import, re-gasification, transport, distribution and supply of natural gas.

Europe

We have entered into the electricity business in Southern Europe, taking advantage of opportunities arising from the deregulation process in Europe and the demand for the cross-border supply of electricity to deregulated customers throughout Europe. We operate plants in Italy with total installed capacity of 6,360 MW and have interests in an additional 2,934 MW in Snet (France) at December 31, 2004 and a total net generation in the participated companies of 32,151 GWh in 2004. In 2004, we supplied electricity to 2,028 points of consumption in Europe (outside Spain).

We currently own a controlling interest of 80% in Endesa Italia, an Italian energy generator. On December 31, 2004 we held 85.33% of Endesa Italia and consolidated 85.33% of its income in our consolidated financial statements for the year ended December 31, 2004. Our current 80% stake in Endesa Italia is the result of several transactions carried out since a consortium led by us acquired Endesa Italia, which was then called Elettrogen, in 2001.

The consortium comprises Endesa (45%), Santander Central Hispano (SCH) (40%) and the Italian electric utility ASM Brescia (15%). In 2002 Endesa acquired from SCH an additional 5.7% stake in Elettrogen, which then adopted its current name, Endesa Italia. On June 18, 2004, we acquired the remaining 34.3% stake in the Italian utility owned by SCH and, lastly, on February 1, 2005, we sold 5.3% of our interest in Endesa Italia to ASM Brescia. Following these transactions, Endesa Italia has two shareholders: Endesa (80%) and ASM Brescia (20%).

On September 13, 2004, we acquired from Charbonnages de France (CdF) a 35% interest in Snet, France’s second-largest electricity generator, which, in addition to the 30% interest we acquired in 2001, gave us a total ownership interest of 65%. The other stockholders are CdF and EdF. As a result, we now control the management of this company and have achieved a significant presence in the French electricity market, thereby fulfilling one of the objectives in our Strategic Plan. The total price of the transaction, including the €450 million we paid for the 30% stake acquired in 2001, was €571 million.

In Northern Africa, we hold a 32% stake in a consortium with Office National de l’Electricité (ONE) in a 400 MW combined cycle gas turbine plant (located in Tahaddart).

Latin America

We are involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America. We participate in more than 20 electricity companies in the region, either directly or through our controlling stake in the Latin American electricity group, Enersis, of which we acquired control in 1999, becoming one of the largest private electricity groups in Latin America in terms of consolidated assets and operating revenues. Endesa Chile manages our electricity generation business in Latin America and Chilectra manages our electricity distribution business in Latin America. Both Endesa Chile and Chilectra are controlled by Enersis. In 2004, we had a total installed capacity of 14,053 MW in the region, generated 55,106 GWh and distributed 52,314 GWh to more than 10.9 million customers. At December 31, 2004, assets in Latin America represented 31.0% of our total assets. For 2004, Latin American operations contributed 23.0% of operating revenues and 36.4% of operating income.

Other Businesses: Non-Core Businesses

Telecommunications

In Spain, we are the largest shareholder of Auna, with a 32.7% interest at December 31, 2004. Auna is one of the largest integrated telecommunications operators in Spain principally through:

Auna Telecomunicaciones, a fixed-line telephony and cable telecommunications operator in Spain; and

Amena, the third largest mobile telephony operator by market share in Spain.

In 2005, we and the other principal shareholders of Auna decided to begin an orderly process whereby we and they may sell Auna.

In Latin America, we own 100.0% of Smartcom, a Chilean wireless communications operator.

Other

We are present in the field of technologies related to information and electricity networks through our various initiatives, especially the transmission of voice and data through the low-voltage electricity network, which is known as powerline communications technology, or PLC.

Through Endesa Servicios, we also provide a variety of products and services, including information and management control systems, supply management and environmental services, to other companies within the Endesa Group as well as third parties.

Strategy

In November 2004, we presented to the market our updated Strategic Plan for 2005-2009. This updated plan retains the fundamental pillars of the strategy we followed in the last two years, which sets the following priorities:

Maintaining our leadership in the Spanish electricity industry.

Increasing growth in Europe so as to establish ourselves as one of the leading electric utilities in the region.

Harnessing organic growth in Latin America to ensure that the region makes a substantial contribution to our earnings.

Maximizing value from our current position in the telecommunications business.

Maintaining a solid financial structure.

Strengthening our focus on customer service through a firm commitment to service quality.

Additionally, in view of the commitments we have assumed, all of our business activities will be performed in keeping with the principles of sustainable development.

Our 2005-2009 Strategic Plan builds upon the progress already made in meeting these priorities and we propose:

•	To take advantage of the business platforms we currently own which have made us the leading electric utility in five countries, to achieve a greater presence in the South European energy market and to be the only Spanish electricity multinational with a geographically diversified presence throughout the electricity business value chain.

•	To drive a new phase of expansion on the back of strong organic growth in the markets in which we operate, taking note of emerging opportunities for additional investments in these markets and the possibilities of obtaining value from our presence in the telecommunications industry.

•	To reinforce our capacity to generate free cash flow.

By implementing these proposals, we aim to improve our operating income substantially and guarantee the quality of our income, strengthen our financial situation and fortify our position in all the businesses in which we are present, thus creating value for our stockholders. We cannot assure you, however, that we will meet any of these objectives.

2005-2009 Investment Program

Pursuant to the 2005-2009 Strategic Plan, we expect to invest a total of approximately €14,600 million in our businesses during this period, broken down as follows (millions of euro):

Spain and Portugal	10,300
Generation	5,800
Distribution	4,300
Supply	200
Other countries in Europe	1,800
Development of new generating capacity	1,400
Maintenance investments	400
Latin America	2,500
Development of new generating capacity	500
Distribution and maintenance investments	2,000

Total	14,600

We expect to invest approximately 71% of the total investment in the Spanish and Portuguese electricity business. With this investment, we expect to increase our installed capacity substantially and to revamp our electricity distribution infrastructures so as to improve the security and quality of our supply.

Approximately 12% of the total investment will be allocated to the business in other European countries and the remaining 17% will be invested in the Latin American electricity business.

2005-2009 New Generating Capacity Program

As noted above, our Strategic Plan 2005-2009 envisages a significant increase in our installed capacity in Spain. Under this program, we expect to incorporate 7,200 MW of new capacity into the Iberian electricity system and to effect the conversion to imported coal at the As Pontes (La Coruña) 1,400 MW power plant.

The new capacity will be distributed as follows: 3,200 MW at new mainland combined cycle power plants; 1,200 MW at new island and nonmainland plants; 2,400 MW gross at plants based on renewable energy; and 400 MW distributed among newly constructed pumped-storage hydroelectric units. This new capacity will be increased, in addition to that of the As Pontes plant converted for the use of imported coal, by 1,200 MW at additional sites for new combined cycle plants.

We believe the New Generating Capacity Program will enable us to substantially increase our installed capacity in Spain and assist us in maintaining our leadership position in the generation business. We believe the program will ensure a suitable degree of diversification of our power plants, and we will focus on technologies which will enable us to comply more satisfactorily with national CO2 emission reduction objectives, paying special attention to natural gas and renewable energies.

Other lines of action of the 2005-2009 Strategic Plan

In the Spain and Portugal business we will focus on defending our leadership position by managing the impact of possible regulatory developments and stepping up our efforts in the area of quality of service, in order to become the leading Spanish electric utility in this area. With this objective in mind, we will continue to implement the two plans composing our current service quality strategy: the Distribution Quality Master Plan and the Sales Service Excellence Plan.

In addition, establishing a business unit for all of our activities in Spain and Portugal within the framework of our revamped organization, will enable us to make better use of the opportunities arising from the implementation of the Iberian electricity market and to expand our presence in the generating and retailing businesses in Portugal.

In the business in other European countries, our objective is to consolidate our significant position in countries in Southern Europe and harness any emerging new opportunities for growth. At the same time, we will continue to promote Endesa Italia’s program for repowering its coal-fired plants, which will increase its total annual production considerably through conversion to more efficient, environment-friendly technologies, and increase its capacity in combined cycle units and renewable energy facilities, especially wind power. At the French company Snet, in which we have been a controlling shareholder since 2004, we intend to design and develop a business plan which emphasizes renewable energies.

With respect to Latin America, we will focus in the coming years on capturing the high potential for profitability of our electricity business in the region, benefiting from an improved macroeconomic environment, strong organic growth of the markets in which we operate and the economic recovery that the recent trends in prices and reserve margins appear to signal. We will also continue to strengthen our investees’ financial position and reduce exposure to high-risk or lower-priority markets.

We will continue to assess the telecommunications industry and related opportunities to capture additional value from our existing investments in the telecommunications business which, analysts agree, shows strong potential for gain once it begins to record income.

We will also implement our investment programs and our various business projects consistent with the line of financial reinforcement we have been following in recent years, which has enabled us to reduce our financial debt in the period 2001-2004.

Lastly, we will implement our strategy and drive our businesses in accordance with the principles of sustainable development, paying special attention to compliance with climate change objectives and reinforcing our traditional commitment to the communities in which we operate by consistently adhering to the principles of corporate responsibility.

Electricity Business in Spain and Portugal

Generation

We operate coal, nuclear, hydroelectric and fuel oil and gas generation facilities in Spain with a total installed capacity of 21,889 MW at December 31, 2004, representing 39.9% of total installed capacity in Spain (excluding installed capacity of cogeneration and renewable energies facilities with an installed capacity of less than 50 MW). Our net energy production in Spain in the year ended December 31, 2004 was 95,921 GWh, representing a market share of approximately 41.8%. In 2004, we produced an additional 2,817 GWh using renewable energies (e.g., wind, small-scale hydro power cogeneration and others). The following table sets forth our total installed capacity by type of generating facility at December 31, 2004.

	2003 Installed Capacity (in MW)	2004 Installed Capacity (in MW)	Percentage of Total Installed Capacity
Coal	6,269	6,269	29%
Nuclear	3,636	3,636	17%
Hydroelectric	5,368	5,368	24%
Fuel Oil/Gas/CCGT	6,329	6,616	30%

Total installed capacity	21,602	21,889	100%

In 2004 we invested a total of €526 million in the generation business under the ordinary regime, of which €332.8 million was earmarked for the construction of new generating facilities. 265.7 MW of capacity, relating mostly to combined cycle plants, were added to our generating facilities in 2004, and 32.5 MW of capacity were retired, resulting in a net increase in our installed capacity of 233.2 MW.

The following table sets forth for each type of generating facility the percentage of our total electricity generated, average age of plant, average capacity utilization and average availability factor.

	Percentage of Total Electricity Generated in 2004	Average Age of Plant (years)	Average Capacity Utilization in 2004 (1)	Average Availability Factor in 2004 (2)
Coal	42.0	23	79.5%	91.6%
Nuclear	28.2	20	90.0%	90.0%
Hydroelectric	10.3	50	22.3%	100.0%
Fuel Oil/Gas/CCGT	19.5	17	36.0%	93.8%

	100.0%

(1)	Average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

The balance in the types of generation facilities means our plants’ energy output is highly regular. We also believe our production centers are well-located, with ease of access to fuels and proximity to gas pipelines.

The table below sets forth our gross production of electricity (excluding production by cogeneration and renewable energies facilities with a capacity of less than 50 MW) measured at the point of production by type of power station during the past five years. Our gross electricity production in 2004 totaled 100,268 GWh, and our energy production, net of our own consumption, was 95,921 GWh.

	2002	2003	2004	Percentage of Total in 2004
Coal	42,497	40,792	42,820	42.7%
Nuclear	29,644	28,890	28,746	28.7%
Hydroelectric	8,067	11,761	10,502	10.5%
Fuel Oil/Gas/CCGT	13,532	15,002	18,200	18.1%

Total	93,740	96,446	100,268	100.0%

Coal-Fired Power Stations

We operate coal-fired power stations in Spain with total installed capacity of 6,269 MW at December 31, 2004. The following table sets forth our coal-fired power stations at December 31, 2004, installed capacities, years of commencement of operation, average capacity utilization and average availability factor.

Coal-fired Power Station	Type of Coal	Installed Capacity at December 31, 2004 (in MW)		Year(s) of Commencement of Operation	Average Capacity Utilization in 2004 (1)	Average Availability Factor in 2004 (2)
As Pontes (Four Units)	Brown Lignite and Imported Sub- bituminous	1,468.5		1976-79	86.2%	95.5%
Compostilla (Five Units)	Steam, Coal and Anthracite	1,340.6		1961-84	76.8%	91.2%
Teruel (Three Units)	Black Lignite and Imported Bituminous	1,101.4		1979-80	74.4%	88.7%
Anllares (One Unit)	Steam Coal and Anthracite	121.7	(3)	1982	84.4%	96.5%
Los Barrios (One Unit)	Imported Bituminous	567.5		1985	79.9%	90.4%
Alcudia (Four Units)	Imported Bituminous	510.0		1980-82	83.4%	94.3%
Litoral (Two Units)	Imported Bituminous	1,158.9		1984-97	76.5%	88.7%

Total		6,268.6		n.a.	79.5%	91.5%

(1)	Average capacity utilization is defined as actual production as a percentage of theoretical maximum production.
(2)	Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.
(3)	Represents our 33.3% ownership interest in this facility. In addition, we operate the Elcogas plant (335 MW), one of the largest plants in the world to use coal gasification technology, on behalf of a third party.

As of December 31, 2004, we had invested €25.1 million on the conversion to imported coal of our As Pontes plant in order to extend its useful life for 20 years. This investment is in line with the environmental requirements contained in European Council Directive 88/609/EEC on the limitation of emission of certain pollutants from large combustion plants.

Our coal-fired power stations were supplied with 20,351 KT of coal in 2004, of which 38% was provided by our coal operations. We use approximately 80% of the coal we produce in our generation activities. In order to meet our total needs for coal, we supplement our own coal production with purchases in Spain and foreign markets. We have consolidated fuel purchase functions into a single management group, which operates through Carboex, our coal, liquid fuel and gas importer.

The following table sets forth the amounts of coal we extracted and the amounts purchased in Spain and foreign markets in each of the last three years.

	2002	2003	2004
	(in millions of tons)
Extracted	8.40	7.79	7.77

Purchased:
In Spain	5.20	4.83	4.92
Abroad	10.44	9.30	10.39

Total purchased	15.64	14.13	15.31

We have a significant interest in the mining of Spanish coal. Our interest amounted to approximately 37.9% of overall Spanish production in 2004. Many of the coal mines are located near our coal-fired power stations. The following table sets forth our coal production in 2002, 2003 and 2004 by type of coal.

	Coal Production
Type of Coal	2002	2003	2004	Percentage Change 2004/2003
	(in millions of thermies of low heating value)
Brown Lignite	11,321	10,452	10,323	(1.2)%
Black Lignite	2,727	2,871	2,882	0.4%
Anthracite	1,599	1,320	1,138	(13.8)%
Brown Coal	4,354	4,025	4,034	0.2%

Total	20,001	18,668	18,377	(1.6)%

Total coal production in our mines in 2004 was 7.8 million tons, equal to 18.4 billion thermies, representing a 0.2% decrease in terms of tonnage and a 1.6% decrease in terms of thermies compared with 2003. In 2004, adjustments of production were made in accordance with the 1999-2006 Coal Plan in connection with our strategy to achieve a more environmentally friendly fuel mix. In accordance with environmental regulations on emissions, we mix imported coal, which has a higher calorific and a lower sulfur content, with domestic coal at our As Pontes and Teruel facilities, which improves the competitiveness of those facilities. The interest in shaft mining as a proportion of the total production of the Endesa Group has decreased from 0.8% in 2003 to 0.5% in 2004. Open cast mine production decreased 1.1% in 2004 compared with 2003.

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

The following table sets forth our nuclear power stations at December 31, 2004, our ownership interest and each station’s installed capacity, system type, year of commencement of operation and average availability factor.

Nuclear Power Station	Ownership Interest	Installed Capacity at December 31, 2004 (in MW) (1)	System Type		Year of Commencement of Operation	Average Availability Factor 2004 (2)
Ascó I	100%	1,032.5	PWR	(3)	1983	89.0%
Ascó II	85%	873.1	PWR		1985	80.2%
Vandellós II	72%	782.7	PWR		1988	94.6%
Santa Maria de Garona	50%	233.0	BWR	(4)	1971	98.9%
Trillo	1%	10.7	PWR		1988	90.8%
Almaraz I	36%	350.5	PWR		1981	99.9%
Almaraz II	36%	353.7	PWR		1983	91.5%

Total		3,636.2

(1)	Adjusted for our ownership interest in jointly-owned nuclear power facilities.
(2)	Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.
(3)	Pressurized water reactor.
(4)	Boiling water reactor.

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

Empresa Nacional de Residuos Radioactivos (Enresa) administers a fund to finance certain activities in connection with a program to decommission nuclear power stations and dispose of nuclear waste (the “Plan General de Residuos Radioactivos”). Until now the sums required for treatment of nuclear waste and dismantling of nuclear power plants have been treated as a cost of diversification and safe storage. A percentage of the electric power rate will be allocated to the creation of a fund for that purpose. Pursuant to the Royal Decree-Law 5/2005, all the waste treatment and dismantling costs attributable to the operation of nuclear power plants from April 1, 2005 forward will cease to be treated as diversification and safe storage costs and will be financed by the owners during the plants’ operation, through a charge per nuclear kWh generated, which will be billed by Enresa. If a power plant ceases operations in advance for reasons not attributable to its owner, the resulting deficit in the provision will be treated as a diversification and safe storage cost. If the plant ceases operations for reasons attributable to its owner, the deficit will be covered by the owner during the three years subsequent to the shutdown. Enresa is solely responsible for the decommissioning of nuclear stations and the treatment and disposal of nuclear waste.

Nuclear waste from power stations in which we participate is temporarily stored at storage facilities at each station’s site. Given the number of years of operation of such nuclear power stations, the amount of nuclear waste generated to date is small and we believe that the current storage facilities are sufficient to meet future storage needs. Each Spanish operator of a nuclear facility has an agreement with Enresa that defines its responsibilities with respect to stored nuclear waste. Once transported off-site, the responsibility for the nuclear waste lies with Enresa, until permanently stored, at which point the Spanish Government assumes full responsibility.

The operation of all nuclear power stations in Spain is regulated and supervised by the Nuclear Safety Council (Consejo de Seguridad Nuclear), a government agency that reports directly to the Spanish Parliament. The Nuclear Safety Council also has jurisdiction over the safety, construction and operation of nuclear power stations.

We are liable for damages caused by our nuclear power stations up to €150.3 million, in respect of which we have liability insurance to cover up to such amount. The Spanish government is liable for damages caused by our and others’ nuclear power stations in excess of €150.3 million up to €208 million (equivalent to 175 million special drawing rights). The countries that are signatories to the Paris and Brussels Conventions are proportionately responsible for liabilities between 175 million and 300 million special drawing rights (approximately €189 million and €325 million, respectively, at December 31, 2004). The special drawing right is a basket currency established by the International Monetary Fund. Neither of these treaties nor Spanish law or regulations allocates responsibility for liabilities in excess of 300 million special drawing rights. Moreover, the nuclear plants in which Endesa participates have insurance against damages to the facilities, including machinery breakdowns, with maximum coverages ranging from $700 million to $900 million.

Hydroelectric Power Stations

At December 31, 2004, we operated hydroelectric generating facilities in Spain with an installed capacity of 5,368 MW, which vary widely as to type and size. The hydroelectric generating facilities were constructed between 1933 and 1993 and are located primarily along rivers in the northwest, northeast and south of Spain. Our hydroelectric power plants are operated by concession from the Kingdom of Spain for a maximum term of 75 years.

The following table sets forth the installed capacity of our hydroelectric facilities.

Installed Capacity at December 31, 2004
(in MW)
Northwest	733.2
Ebro-Pyrenees:
Pont de Suert	709.2
Zaragoza	586.0
Lleida	1,246.3
South:
Cordoba	403.7
Antequera	279.7
Pumping:
Moralets	221.4
Sallente and Montamara	534.0
Ip and Urdiceto	84.0
Tajo Encantada and Guillena	570.0
Extrapeninsular:
El Mulato	0.8

Total	5,368.3

Fuel Oil and Gas Power Stations

We operate fuel oil and gas power stations in Spain with total installed capacity of 6,616 MW, including the combined cycle gas turbine plants in San Roque 2, Besós 3 and Tarragona 1, at December 31, 2004, which are located in Andalusia and Catalonia, respectively. These power stations form part of our generation and production network in those areas. The following table sets forth the installed capacity of our fuel oil and gas power stations.

Service Area	Installed Capacity at December 31, 2004
(in MW)
Besós 2	300.0
Besós 3 (CCGT)	387.8
Foix	520.0
San Adrian 1 and 3	700.0
San Roque 2 (CCGT)	408.3
San Adrian 2	350.0
Cristobal Colon	308.0
Tarragona 1 (CCGT)	395.0

Total Mainland	3,369.1

Alcudia	75.0
Son Molins	25.0
Son Reus	537.8
Mahón	169.5
Ibiza	232.5
Formentera	14.0
Jinamar	415.6
Barranco de Tirajana	461.1
Candelaria	288.2
Granadilla	438.5
Arona	48.6
Punta Grande	174.5
Las Salinas	149.1
El Palmar	15.9
Llanos Blancos	9.0
Los Guinchos	80.2
Ceuta	49.9
Melilla	62.1

Total Extrapeninsular	3,246.5

Total Mainland and Extrapeninsular	6,615.6

At December 31, 2004, the mean age of our fuel oil and gas power plants on the Spanish mainland was 20 years and 1 year, respectively, and the mean age of our fuel oil and gas power plants outside the Spanish mainland (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) was 15 years.

We have a portfolio of gas supply contracts that provides us with flexibility in determining the amount of gas required. We have several collaboration agreements with Gas Natural SDG, S.A., including a long-term contract under which we expect to have a reliable source of natural gas supply available at competitive terms and prices, which will be necessary for our construction program for new combined cycles gas turbine plants. Prices under this contract are linked to the price of certain baskets of fuel-oils and oil products. Through this contract, which is not exclusive for either of the two parties, we purchase an amount of gas from Gas Natural that is equal to a significant part of our estimated installed power consumption needs for combined cycle gas turbine plants until 2005-2006. Supply began in 2002 according to a delivery schedule that is based on our combined cycle construction plan, which will consist of 4,000 MW of installed capacity. We also have a long-term supply contract with Sonatrach which secures the aggregate supply of 1 billion cubic meters of natural gas. We are also seeking additional sources of gas in order to diversify our portfolio of suppliers.

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

Fuel Prices

In the first four months of 2004 oil prices rose slightly from US$ 31 per barrel to US$ 33 per barrel, largely as a result of the reduction of OPEC’s production quotas and of the political instability in the Middle East. Oil prices rose dramatically thereafter, to a high of US$ 52 per barrel in October 2004 due to uncertainty regarding production capacity, the increased volume of speculative transactions and growing instability in Iraq and Nigeria. November 2004 saw an increase in OPEC production, an increase in oil stocks in the U.S. and a decrease in the volume of speculative transactions, which, coupled with the perception of greater stability in Nigeria and more regular production in Iraq, led to a drop in the price of Brent to approximately US$ 40 per barrel in December 2004.

Coal prices hit record highs due to the increase in both FOB coal prices and charter costs, since as a result of the limited production capacity of mines and the scant availability of vessels, it was impossible to meet the sharp increase in demand.

Lastly, gas prices rose significantly as a result of the increase in oil prices, and the volume of gas supplied to Spain was insufficient because it was diverted towards more profitable markets.

Cogeneration and Renewable Energies

Endesa carries out its cogeneration and renewable energies business through its wholly-owned subsidiary, Endesa Cogeneración y Renovables, S.A. The main sources of energy produced by this division are wind power, cogeneration and small-scale hydroelectric power. At December 31, 2004, our cogeneration and renewable energies facilities had a total installed capacity of 2,148 MW, of which 1,672 MW relate to renewable energy facilities and 476 MW to cogeneration and waste treatment plants in Spain. In addition, we have stakes in cogeneration facilities in Portugal, Colombia and Mexico with a total capacity of 107 MW. The following table shows certain information relating to our cogeneration and renewable energies capacity at December 31, 2004.

Type of Energy	No. of Plants	Installed Capacity and Capacity under Construction	Percent of Total Installed Capacity	Installed Capacity and Capacity under Construction (% participation of Endesa)
		(MW)
Cogeneration	66	401	19%	42%
Wind	71	1,376	64%	69%
Small-scale Hydroelectric	36	237	11%	82%
Biomass	6	58	3%	39%
Urban Waste	4	75	3%	25%
Other	4	1	—%	72.8%

Total	187	2,148	100%

In 2004, we had an estimated market share of approximately 11.84% in the renewable energies market in Spain. During 2004, we commenced operations of eight new renewable energies facilities with an aggregate installed capacity of 201 MW, 100% of which related to wind farms.

We expect to continue to grow our renewable energies business and as part of this effort, we currently plan to increase our renewable energies capacity by 2,400 MW in the period 2005-2009. See “—Strategic Plan 2005-2009”.

Distribution and Sales to Customers

In 2004, we supplied electricity to approximately 11.3 million customers throughout Spain resulting in sales of approximately €7.6 billion in distribution, transmission and supply. Approximately 15% of our customers are commercial and industrial clients and 85% are residential customers. In 2004, we sold 65,762 GWh to regulated retail customers and 46,470 GWh to deregulated customers (including 19,066 GWh to foreign customers), for total sales of 112,232 GWh, an 8.8% increase over 2003. In the wholesale market, we sold 83,723 GWh and acquired 78,361 GWh (including 2,016 GWh used to pump water from hydroelectric facilities) to supply our distribution and supply subsidiaries. The difference between the energy we generated and the energy we sold is due to:

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

In 2004, we distributed 96,088 GWh to approximately 10.7 million customers, representing a 2.2% increase in the number of customers over 2003, which was principally due to Spaniards and foreigners setting up second homes in areas like Canary Islands, Balearic Islands and Andalusia.

Supply to Deregulated Customers

As of January 1, 2003, the Spanish electricity sector became completely liberalized, as a result of which all consumers are able to choose their electricity supplier. See “—Regulation—Regulation of the Spanish Electricity Sector—New Regulatory Structure” and “—Eligible Customers”.

We sell to deregulated customers through Endesa Energía. During 2004, Endesa Energía sold 27,404 GWh to 552,992 points of consumption in Spain, which is more than 491,069 points more than the prior year and represents a 37.1% share of the liberalized market. We seek to provide integrated and flexible energy solutions at affordable prices, and offer to supply electricity, steam, natural gas, compressed air and demineralized water.

Following the work we performed in 2003 to strengthen our customer service channels, in 2004 we focused on the following aspects of customer service:

•	Customer perception of quality. This indicator, which was specifically monitored in 2004, showed high levels of satisfaction in all channels and processes. In addition, we ran commercial training and customer service quality incentivization campaigns at service points and sales offices.

•	Rationalization of the network of sales offices and service points. We designed and implemented a new map of physical customer service points in the second quarter of 2004.

•	Optimization of the Customer Hotline Center platforms. In 2004 the center had three platforms and we introduced new services such as the corporate customer hotline center, which is targeted exclusively at corporate customers, and a platform reinforcement service to handle calls when significant system incidents arise.

•	Improvement of complaint management, by further developing the organization and tools implemented in 2003.

We have integrated our telephone customer service capabilities into four Centros de Atención Telefónica (CATS), which handled over 8.6 million calls in 2004. We have also carried out telephone polls in 2004 regarding the level of satisfaction with our service and level of customer support. We have also implemented promotional programs aimed at the household and small- and medium-sized business sectors.

Our on-line initiatives include Endesa On Line (www.endesaonline.com), a web site dedicated to offer Endesa Energía’s value added services to satisfy the needs of deregulated customers, enabling them, among other things, to monitor their consumption of energy and to request services.

Throughout 2004, we continued to develop a range of products designed for customers in the deregulated market, leveraging our household customer base for sales of additional value added products such as life insurance policies and electrical appliances, including air conditioners and heating machines.

Supply of Natural Gas

We believe that there is a tendency towards convergence of the markets for the supply of electricity and natural gas in the Iberian Peninsula, and as part of our new strategy, we have become an integrated energy supplier, providing both electricity and natural gas to our customers. We believe that we were well-positioned for our entry into the natural gas supply market in 2001 as a result of our consumption of large quantities of natural gas in connection with our electricity generation business and our experience supplying electricity to our customers. In 2001, we began to supply natural gas through Endesa Energía to eligible customers to whom we also supply electricity. At December 31, 2004, we had 85,235 points of supply whose annual consumption requirements total approximately 11,728 GWh. Our market share for the supply of natural gas in Spain at December 31, 2004 was an estimated 9% and an estimated 10.5% including the supply to our power plants.

The Spanish Wholesale Market

The wholesale market, which was established in 1998, performed well in 2004. Our market share of daily sales was approximately 39.3%, a decrease from 40.3% the prior year principally due to hydrological conditions (2004 was a wet year).

We sold a total of 82,771 GWh in the daily market in 2004, with a total value of €2.5 billion and a unit value of €2.98 cents/kWh. This represents an increase in energy supply of 3.9% in physical terms and a decrease of 3.7% in economic terms over 2003. Sales in the set of markets downstream of the final market (such as intraday, constraints management and ancillary services) resulted in total sales in the wholesale market of 83,723

GWh with a value of €3.0 billion in 2004. Acting as purchaser, we contracted for a total of 89,104 GWh (excluding energy used to pump water from hydroelectric facilities), of which 61,622 GWh went to our retail distribution subsidiaries and the remainder went to Endesa Energía.

Transmission and Distribution Network

At December 31, 2004, the total length of our transmission and distribution network was approximately 289,360 kilometers, 24% of which was underground lines.

The table below provides summary information of the transmission and distribution lines of our electricity transmission network at the dates indicated.

	At December 31,			Percentage Change 2004/2003
	2002 (1)	2003 (2)	2004
Aerial high-voltage lines (km)	25,728	20,704	20,904	1.0%
Underground high-voltage lines (km)	544	555	599	7.9%
Aerial medium-voltage lines (km)	76,706	78,048	78,012	(0.0)%
Underground medium-voltage lines (km)	23,320	25,927	27,509	6.1%
Aerial low-voltage lines (km)	117,196	120,567	121,329	0.6%
Underground low-voltage lines (km)	36,672	38,024	41,007	7.8%
Transformer centers (MVA)	38,975	45,086	47,607	5.6%
Substations (MVA)	56,614	56,977	63,390	11.3%

(1)	The figures for aerial and underground high-voltage lines in 2002 include figures attributable to REE, which we sold in March 2003, and which accounted for approximately 5,900 km in lines.
(2)	The figures for 2003 may differ in some cases from those published in the related notes to financial statements due to inventory updates made subsequent to the publication of the financial statements. Also, the data for 2004 relating to the low-voltage network are provisional.

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

In November 2002, our Board of Directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that were in service as of December 31, 2002, as well as certain construction projects in progress that were scheduled to commence operations in 2003 to Red Eléctrica de España (REE) for €1,052 million. Under the agreement, we will provide REE with operating and maintenance services, as well as other technical assistance and consultancy services, in relation to the transferred assets for four years. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. The transaction closed in the first quarter of 2003. See “—Capital Expenditures and Divestitures—Divestitures”.

In 2004, the gross investment in our transmission and distribution network in Spain was €1,055 million, approximately 31% of which was dedicated to meeting new supply requirements due to the 4.6% increase in the amount of energy distributed and the connection of 230,200 new customers. The other approximately 69% was invested in improving the quality of service and procedures. As a result of these investments, in 2004 we increased the total length of our transmission and distribution network by more than 5,535 kilometers to 289,360 kilometers as at December 31, 2004. Of this increase, 1,546 kilometers related to medium-voltage lines and 3,745 kilometers related to low-voltage lines. High-voltage lines increased 244 kilometers. In 2004, we also constructed 24 new substations and more than 1,782 transforming centers (from medium- to low-voltage). Investments to improve quality of service and procedures included:

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

Distribution of Natural Gas

We distribute piped natural gas to residential, commercial and industrial customers in seven Spanish autonomous regions through Endesa Gas and several companies in which it holds stakes. In addition, Endesa Gas holds stakes in companies that distribute piped natural gas in Portugal. We are the third largest natural gas distributor in Spain, with a market share of approximately 9% at December 31, 2004. We are also present in the Portuguese natural gas distribution market through our interests in Setgas and Portgas. At December 31, 2004, Endesa Gas and the companies in which it holds stakes had more than 337,000 customers in Spain and approximately 235,000 customers in Portugal. In 2004, the volume of energy sold in Spain by Endesa Gas and the companies in which it holds stakes increased approximately 13% to 4,826 GWh and the volume of energy sold in Portugal increased 6.6% to 2,416 GWh. In accordance with our strategic plan 2005-2009, we intend to increase our market share in each of the Spanish and Portuguese markets for the distribution of natural gas. The following table shows certain information with respect to the companies in which Endesa Gas held stakes at December 31, 2004:

Company	Percent Participation	No. of Customers at December 31, 2004	Energy Supplied in 2004
			(GWh)
Gesa Gas	100.0%	83,727	494.7
Distribuidora Regional de Gas	45.0%	15,278	702.1
Meridional de Gas	100.0%	11,987	94.1
D.C. Gas Extremadura	47.0%	32,153	872.1
Gas Aragón	60.7%	190,160	2,627.0
Gas Alicante	100.0%	4,281	35.6
Portgas	12.4%	137,865	1,873.2
Setgas	9.7%	97,937	542.6

Total		573,388	7,241.4

Transport and Distribution Infrastructure

We participate in the gas transport sector through our wholly-owned subsidiary Endesa Gas Transportista. In 2004, we constructed 275 kilometers of network, with an investment of €22.4 million, reaching 2,540 kilometers of the distribution network in Spain, which represents an increase of 12.1% with respect to the previous year. We also worked on the construction of various gas pipelines in 2004, including most notably:

•	Pipelines brought into service in 2004: Cuencas Mineras gas pipeline (208 km), Pla-Za gas pipeline (400 m), Mojados-Cuéllar gas pipeline (37.5 km) and Utisa feeder line (560 m); and

•	Pipelines undergoing design or construction in 2004: Jerez-Puerto de Santa María gas pipeline (16 km), El Burgo de Ebro gas pipeline (4.7 km), Zaragoza-Calatayud gas pipeline (70 km), Cella-Calamocha gas pipeline (37.5 km), Segovia-Ávila gas pipeline (67.7 km), Medina-Arévalo gas pipeline (29.7 km) and Salamanca-Peñaranda gas pipeline (55.8 km).

Regarding our transmissions infrastructure, we hold a 12% interest in the technical and economic viability study for the new gas pipeline that will connect Algeria and Spain. Medgaz, the company incorporated for the purpose of this pipeline, is carrying out preliminary technical work.

Portugal

In Portugal, we hold a 35% stake in Tejo Energia-Producão e Distribucião de Energia Eléctrica S.A., which owns a 600 MW coal-fired plant, accounting for 6.1% of generation capacity in Portugal at December 31, 2004. In 2004, the plant generated approximately 4,428 GWh of electricity. All of the electricity generated by the plant is sold under a long-term power purchase agreement with the national grid concessionaire.

We continue to develop our plans in Portugal to ensure a favorable position in the electricity market. We also lead Portugal’s cogeneration market through our 50% interest in Sociedade Termica Portuguesa, which has 71 MW of installed capacity in Portugal.

We have strengthened our position in the supply of electricity to deregulated customers through a 50/50 joint venture with the Sonae Group, called Sodesa S.A. The joint venture intends to initially target large customers, selling electricity and offering a wide range of energy-related services.

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

In connection with this acquisition, we entered into an agreement with SCH pursuant to which we have the option to acquire its 40.0% stake, in whole or in part, at any time through the fifth anniversary of the date of its acquisition of such stake. In March 2002, we partially exercised this option, acquiring an additional 5.7% stake in the consortium from SCH for €126.9 million. In December 2003, we entered into an agreement with SCH pursuant to which we acquired effective control over the shares in Endesa Italia held by SCH, which resulted in our control of 85% of the voting rights at Endesa Italia. Spanish GAAP does not specifically address these types of transactions; nevertheless, we decided to record our obligation to pay SCH €817 million as a liability on our consolidated balance sheet as of December 31, 2003 in accordance with the accounting treatment which will be required under IFRS, instead of recording SCH’s interest in Endesa Italia as a minority interest. On June 18, 2004, we exercised an option, which was granted to us in connection with the September 2001 transaction described above, to acquire an additional 34.3% stake in Endesa Italia from SCH, for €817 million. This amount, as described above, was recorded as a liability on our consolidated balance sheet as of December 31, 2003 and therefore, this transaction did not affect our consolidated financial statements.

On February 1, 2005, we sold 5.3% of our total investment in Endesa Italia to ASM Brescia for €159 million. This sale gave Endesa Italia an implicit value of €2,989 million, an increase of 36.4% over the initial purchase price by the consortium in September 2001, resulting in a net gain of €24 million. As a result of the foregoing transactions, Endesa Italia is currently owned 80% by us and 20% by ASM Brescia.

Endesa Italia, which merged into Endesa Holding Italia to form Endesa Italia S.p.A. in December 2003, is one of the three largest generators of electricity in Italy with an installed capacity of approximately 6,360 MW as of December 31, 2004, including 20 MW of installed capacity relating to its wind farms, 2,750 MW relating to its fuel oil and gas generating plants, 1,014 MW relating to its hydroelectric plants, 976 MW relating to its coal-fired plants and 1,600 MW relating to its CCGT plants.

France

In November 2000, we entered into an agreement with Charbonnages de France (CdF) to acquire a 30% interest in the French electricity generator, Societe Nationale d’Electricité et de Thermique (Snet). We acquired our 30% interest in Snet, following our receipt of clearance from the European Commission, in April 2001 for €450 million. On September 13, 2004, we acquired from CdF an additional 35% interest in Snet, giving us a total ownership interest of 65%. The other stockholders are CdF and EdF. As a result, we now control the management of Snet and have achieved a significant presence in the French electricity market, thereby fulfilling one of the objectives in our Strategic Plan. The total price of the transaction, including the €450 million we paid for the 30% stake we acquired in 2001, was €571 million. We have consolidated Snet since September 2004.

CdF holds a 16.25% interest in Snet and Electricité de France holds an 18.75% interest. Snet has eight coal plants with an aggregate installed capacity of 2,604 MW at December 31, 2004 and generated 9,579 GWh in 2004, with an approximately 4.8% market share in France. In addition, Snet holds a 65.22% interest in a cogeneration plant with 330 MWe of installed capacity in Poland and a 50% interest in Altek, a Turkish company, which operates a 40 MW hydroelectric plant and has a 90 MW CCGT plant under construction.

We also have a 25% interest in Soprolif, whose principal business is the construction and operation of a circulating fluidized-bed boiler at Gardanne (France), with capacity of 250 MW. Snet also has a 10% direct interest and a 8.42% indirect interest in Soprolif.

Northern Africa

We hold a 32% stake in Energie Eléctrique du Tahaddart, S.A. (EET), Office Nationale d’Electricité holds a 48% stake and Siemens holds the remaining 20%. EET has finished the construction of a combined cycle gas turbine plant with an installed capacity of 400 MW in Morocco. The plant commenced operations in the first quarter 2005.

Supply

We seek to take advantage of the opportunities arising from the growing number of customers in Europe that can contract freely with suppliers. We have entered into supply agreements with deregulated customers in France, Italy, Portugal, Germany, Belgium and Andorra, and in 2004, we supplied more than 24,308 GWh to 2,024 points of supply in these countries.

In France, Snet supplied 7,217 GWh of electricity in 2004, and in Italy, Endesa Italia supplied 13,526 GWh to deregulated customers.

In February 2003, Endesa Energia entered into an agreement with Forces Electriques d’Andorra to supply electricity to Andorra until December 2008, which agreement extends a prior agreement from December 1998. Under the terms of the agreement, we will supply 50% of Andorra’s electricity needs.

On November 4, 2003, we and the Italian group ASM Brescia announced the formation of a jointly-owned company Ergon Energia. Ergon Energia will supply electricity, gas and power services to eligible customers in Italy. To support Ergon Energia’s operations, Endesa Italia will provide technological system and product support and ASM Brescia will contribute its knowledge of the Italian market. Ergon Energia will sell the electricity generated by Endesa Italia’s plants in Italy.

Cross-border Electricity Exchange

In 2004, we exported 908 GWh to Endesa Energía’s customers outside Spain (principally, Forces Electriques D’Andorra in Andorra and Office Nationale d’Electricité in Morocco), conducted wholesale electricity sales to other electricity systems (specifically, REN in Portugal) and, through Endesa Trading, sold energy to other electricity systems across the French border.

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

Endesa has followed a proactive strategy to facilitate the development of wholesale markets in Europe. In 1999, we acquired a 10% interest in the Amsterdam Power Exchange (which has been renamed ENDEX), which established the first organized spot market in continental Europe, of which we now hold 2.5%. We were subsequently a founding member and owner, of a 10% interest in Towarowa Gielda Energii, a company that operates a power exchange in Poland. In November 2001, we acquired a 5% interest in Powernext, which began operating an organized spot market in France at the end of 2001.

The objective of our trading activities in Europe is to support our generation and supply businesses by seeking to increase the return on our assets while hedging the market risk associated with generation and supply activities. During 2004, our trading activities involved purchases and sales of electricity, substantially all of which were physical transactions, both under medium-term (typically one year) contracts and in short-term transactions through over-the-counter markets (bilateral transactions) and the main European exchanges. Other important activities have involved sourcing energy for sales to deregulated customers in France, as well as hedging purchases and sales of natural gas to deregulated customers in Spain.

Electricity Business in Latin America

Overview

We are involved in the generation, transmission, distribution and supply of electricity in six countries in Latin America, where we had an installed capacity of 14,053 MW and approximately 10.9 million customers at December 31, 2004. We are one of the largest private electricity operators in Latin America in terms of consolidated assets and operating revenues. We are present in Chile, Argentina, Colombia, Peru, Brazil and the Dominican Republic.

Our electricity business in Latin America is conducted principally through our subsidiary Enersis in which we currently hold a 60.62% interest as well as through interests we have acquired directly in companies in the region. We acquired control of Enersis in April 1999. Enersis is an electricity utility company primarily engaged, through its principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Through Endesa Chile, one of Enersis’ consolidated subsidiaries, Enersis is the largest private sector electricity generation company in Latin America in terms of installed capacity. Enersis also owns electricity distribution companies in Latin America directly or through Chilectra with over 10 million customers at December 31, 2004. Each of Enersis’ and Endesa Chile’s American depositary shares, evidencing American depositary receipts, are traded on the New York Stock Exchange, and each of Enersis and Endesa Chile is a reporting company in the United States that files annual reports on Form 20-F with, and furnishes periodic reports to, the SEC.

The following table sets forth, at December 31, 2004, our principal subsidiaries active in the Latin American electricity business.

Company	Direct Economic Interest of Endesa	Economic Interest Through the Enersis Group	Total Economic Ownership Interest	Voting Interest	Installed Capacity	No. of clients
					(MW)	(millions)
Argentina:
Central Costanera	—	23.37%	23.37%	64.27%	2,303	n.a
Hidroeléctrica el Chocón	—	17.25%	17.25%	65.19%	1,320	n.a
Dock Sud	39.91%	—	39.91%	69.76%	870	n.a
Edesur	6.23%	39.45%	45.68%	99.43%	n.a	2.1
TESA (*)	54.98%	16.37%	71.35%	100.00%	n.a	n.a
CTM (*)	54.99%	16.36%	71.35%	100.00%	n.a	n.a
CEMSA	55.00%	16.36%	71.36%	100.00%	n.a	n.a

Brazil:
Cachoeira	—	33.64%	33.64%	99.61%	658	n.a
Fortaleza	51.18%	29.60%	80.78%	100.00%	319	n.a
Ampla	10.71%	48.75%	59.46%	91.93%	63	2.1
Cien *	54.99%	16.36%	71.35%	99.99%	n.a	n.a
Coelce	25.73%	18.91%	44.64%	58.86%	n.a	2.3

Colombia:
C.H. Betania	—	31.13%	31.13%	85.62%	540	n.a
Emgesa	26.70%	8.92%	35.62%	57.14%	2,069	n.a
Codensa	29.61%	14.34%	43.95%	57.13%	n.a	2.0

Chile:
Endesa Chile	—	36.36%	36.36%	59.98%	4,477	n.a
San Isidro **	—	27.27%	27.27%	100.00%	n.a	n.a
Pangue **	5.01%	34.54%	39.55%	99.99%	n.a	n.a
Celta **	—	36.36%	36.36%	100.00%	n.a	n.a
Pehuenche **	—	33.69%	33.69%.	92.65%	n.a	n.a
Chilectra	—	59.55%	59.55%	98.25%	n.a	1.4

Peru:
Edegel	—	13.78%	13.78%	63.56%	967	n.a
Etevensa	43.50%	—	43.50%	60.00%	325	n.a
E. de Piura	48.00%	—	48.00%	60.00%	143	n.a
Edelnor	18.00%	20.26%	38.26%	60.00%	2	0.9

*	Transmission company.
**	Installed capacity included in Endesa Chile.

We announced on May 23, 2005 that we expect to create a holding company domiciled in Brazil, under the name of Endesa Brasil S.A., in which Enersis, Endesa-Chile, Chilectra and Endesa Internacional (a subsidiary of Endesa, S.A.) will reorganize their assets in Brazil, with the purpose of simplifying the organizational structure.

Electricity Generation and Transmission

Generation

At December 31, 2004, we had an installed capacity of 14,053 MW in Latin America, most of which is held through our subsidiary Endesa Chile, of which we hold a 36.36% economic interest through Enersis. Approximately 60% of the installed capacity corresponds to hydroelectric power stations and approximately 40% to thermal power stations.

The following table shows the installed capacity of our consolidated subsidiaries in Latin America by country for the periods indicated.

Country *	2002	2003	2004	Percentage change 2004/2003
		(MW)
Chile	3,935	3,763	4,477	19.0%
Argentina	4,444	4,492	4,492	0.0%
Colombia	2,754	2,589	2,609	0.8%
Peru	1,474	1,458	1,436	(1.5)%
Brazil	721	1,031	1,039	0.8%

Total	13,328	13,333	14,053	5.4%

*	Figures relating only to fully consolidated companies. Therefore, these figures do not include the 781 MW relating to the Atacama (Chile) power plant or the 72 MW owned by Cepm in the Dominican Republic.

The significant increase in capacity in Chile was due to the new Ralco 690 MW hydroelectric plant owned by Endesa Chile. Also noteworthy, although it did not give rise to an increase in installed capacity, was the conversion of the Etevensa plant to open cycle gas turbines operating with natural gas. This is the first generating facility to use gas from Camisea, and there is a plan to convert one of the gas turbines to combined cycle in 2006.

In 2004, our gross production of electricity in Latin America totaled 55,106 GWh, an increase of 18.6% over 2003. The following table shows the gross production of electricity by our consolidated subsidiaries in Latin America by country for the periods indicated.

Country	2002	2003	2004	Percentage change 2004/2003
	(GWh)
Chile	16,285	16,524	16,797	1.7%
Argentina	8,600	11,208	15,884	41.7%
Colombia	10,699	10,794	11,881	10.1%
Peru	4,404	4,683	5,655	20.8%
Brazil	2,709	3,271	4,889	49.5%

Total	42,697	46,480	55,106	18.6%

One of the most significant features of our Latin American generation business in 2004 was the entry into service, on September 27, 2004, of the Ralco hydroelectric plant owned by our company Endesa Chile, with a total investment by us of approximately US$ 570 million.

The Ralco power plant initially had a capacity of 570 MW and an estimated annual output of 3,100 GWh. However, on September 23, 2004, Endesa Chile presented to the Chilean National Environmental Commission (Conama) a Declaration of Environmental Impact, called “Repowering of the Ralco Hydroelectric Plant”, in order to utilize the maximum capacity of the installed turbine distributors at the plant and increase in that way the capacity to 690 MW using a maximum flow of 452 m3/s, 84 m3/s more than initially envisaged in the original design of the facility.

On December 10, 2004, Conama authorized this capacity increase. As a result, the plant can contribute an additional 120 MW to the Chilean Central electricity system. The use of water has been improved so that demand can be better covered at peak times, the annual average output has improved slightly and the facility can now supply approximately 10% of the electricity demand of the Chilean Central Interconnected System, thereby making a significant contribution to Chile’s energy independence.

On December 27, 2003, the combined cycle plant Central Genadora Termeléctrica Fortaleza, S.A. (CGTF), in the industrial and port complex of Pecém (in the Brazilian state of Ceará), commenced operations with a generating capacity of 319 MW.

CGTF, which is owned 51% by Endesa and 49% by Enersis, operates in combined cycle with two gas turbogenerators and one steam turbogenerator. Total investment was approximately $250 million in constructing this plant. Output is delivered through a 230 kV transmission network in the National Interconnected System. The sale thereof is assured under an agreement with Coelce, a distribution company owned by Endesa.

In August 2003, our Peruvian affiliate Etevensa was awarded the “take or pay” contract for the purchase of gas from Camisea, together with a long-term contract for the sale of electricity to Electroperú. In order to use the Camisea gas efficiently and fulfill the aforementioned contract, Etevensa has begun to convert its Ventanilla fuel-oil power plant north of Lima, adapting its Limagas turbines operating in open cycle to a gas-fired plant. The plant will subsequently become a combined cycle plant. The initial phase of the conversion process was completed in August 2004. Since then the Ventanilla power plant has contributed 325 MW to the Peruvian electricity system, using Camisea gas. The conversion of the plant will be completed in May 2006 with the conversion of one of the two turbines into a combined cycle plant, which will increase the facility’s capacity to 400 MW.

We currently expect to undertake a generation company merger in Peru. The goal of the Peruvian project is to achieve generation synergies through the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla, S.A. (“Etevensa”), a 500 MW thermoelectric generation company 60% owned by Endesa, S.A. As of the date of this annual report, this merger has not yet been approved. There can no be assurance that this project will be undertaken or that it will achieve its intended goals.

Transmission

In early 2003, the Brazilian company Copel suspended payments to our subsidiary CIEN (Companhia de Interconexão Energética, S.A.). This company owns the infrastructure to connect the Argentine and Brazilian transmission systems and to sell electricity generated in Argentina in the Brazilian market. In order to connect the Argentine and Brazilian transmission systems, CIEN operates two 500 kV transmission lines over a distance of 500 kilometers each, with a total installed capacity of 2,100 MW. Copel is one of the four Brazilian companies to which CIEN sells energy in Brazil under power and energy supply contracts signed in 1999. Copel stopped making payments to CIEN in January 2003. In August 2003, CIEN and Copel entered into an agreement that became effective in December 2003. Pursuant to this agreement, Copel is required to make the payments due to CIEN according to supply invoices and requests for cost reimbursements for the period from December 2002 to May 2003, and to order 400 MW from the 800 MW under the previous agreement. In addition, this agreement provides that rate adjustments now take into account exchange rate movements between the dollar and the Brazilian real and changes in the General Market Price Index (IGPM). This agreement will expire on December 31, 2009.

In November 2001, Endesa acquired a 14.3% interest in Empresa Propietaria de la Red (EPR) (formerly named the Siepac project in Central America), which was formed in 1998 to construct, operate and maintain a transmission line interconnecting six Central American countries. In connection with this acquisition, Endesa assumed the management responsibility over the company. The project, which is expected to cost an estimated $320 million, will involve the construction of a 230 kV transmission line over a distance of 1,880 kilometers. In 2003, the environmental studies required by the Inter-American Development Bank (IDB), which is contributing $240 million to the financing of the project, were completed. In addition, EPR branch offices were opened in all of the Central American countries involved in the project and EPR has initiated the process of obtaining all required easements and other rights for the land through which the transmission line will pass. Construction of the transmission line is expected to take place by the end of 2006, at which point we expect the line to become operational.

We also participate in transmission activities in Argentina through our 22.2% interest in Yacylec.

Electricity Distribution

In 2004, the companies in which we hold stakes distributed 52,314 GWh, an increase of 5.6% from 2003, to approximately 11 million customers in Chile, Argentina, Brazil, Peru and Colombia. In addition, we own a 40% interest in the Punta Cana Macao Energy consortium, which owns a generation and distribution company in the Dominican Republic that operates a 72 MW plant. The following table shows our total customers and sales of electricity in Latin America by country in 2004.

Country	Customers	Sales
	(thousands)	(GWh)
Argentina	2,139	13,322
Brazil	4,449	13,769
Chile	1,371	11,317
Colombia	2,015	9,656
Peru	912	4,250

Total	10,886	52,314

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

Distribution in Brazil. In Brazil, we conduct our electricity distribution business through Companhia de Eletricidade de Rio de Janeiro, S.A. or Ampla, one of the largest electricity distributors in the State of Rio de Janeiro, and Companhia Energética de Ceará, or Coelce, the sole electricity distributor in the State of Ceará in northeastern Brazil. Ampla serves approximately 2.1 million customers and Coelce serves approximately 2.3 million customers in their respective concession areas. Both Ampla and Coelce are operated by Chilectra, S.A., a Chilean distribution company. We currently hold an approximate economic interest of 59.5% in Ampla. Our economic interest in Coelce is approximately 44.64%.

Distribution in Chile. In Chile, through Enersis, we conduct our electricity distribution business through Chilectra S.A. Chilectra is the largest electricity distribution company in Chile in terms of the number of clients, assets and energy sales and served approximately 1.4 million customers in the greater Santiago metropolitan area in 2004. In April 2003, we sold Compañía Eléctrica del Río Maipo, S.A., through which we served approximately 300,000 customers in the southern area of Santiago.

Distribution in Colombia. In Colombia, we hold an approximately 43.95% economic interest in Codensa, S.A. E.S.P. Codensa is an electricity distribution company which serves approximately 2.0 million customers in the area of Bogotá and is operated by Endesa. Codensa was created from the division of the generation and distribution assets of Empresa de Energía de Bogotá S.A. ESP.

Distribution in Peru. In Peru, we own an approximately 38.26% interest in Edelnor S.A., an electricity distribution company that serves approximately 0.9 customers in its concession area in the northern part of Lima. Chilectra is the operator of Edelnor.

Other Businesses: Non-Core Businesses

Telecommunications

As of December 31, 2004, we held 32.7% directly and indirectly in Auna, one of the largest integrated telecommunications operators in Spain, providing fixed-line telecommunications and mobile telephony services as well as cable telecommunications services. At December 31, 2004, Auna had more than 10 million customers in Spain. Auna has, among other interests:

•	a 100% interest in Auna Telecomunicaciones (fixed-line telecommunications, including cable telecommunications); and

•	a 97.9% interest in Amena (mobile telephony).

At December 31, 2004, the book value of our total investment in Auna amounted to €1,268 million.

As part of the capital restructuring of Auna in 2002, Telecom Italia sold its stake to SCH, which became the second largest shareholder in Auna. In July 2003, Endesa exercised a call option to purchase an additional 3% interest in Auna from Santander Central Hispano (SCH), and in accordance with the terms of such exercise, we paid €261 million for such interest in February 2004. As of the date of this annual report, we hold a 32.7% interest in Auna.

In 2005, Endesa and the other principal shareholders of Auna have decided to begin an orderly process whereby we and they may sell Auna.

Fixed-line Telephony

Auna formed Auna Telecomunicaciones, S.A. in 2002 with the goal of integrating all of Auna’s fixed-line telephony assets, which previously had been held by Retevisión and the cable operators (Auna Cable, Madritel, Able, Menta, Supercable and Canarias Telecom) in order to achieve greater levels of efficiency in our fixed-line telephony businesses.

Auna Telecomunicaciones, which is 32.7% indirectly owned by Endesa, is the second-largest fixed-line telecommunications operator in Spain in terms of market share. At December 31, 2004, Auna Telecomunicaciones had approximately 879,289 direct access cable customers, representing an increase of approximately 38.1% over 2003.

We also own, directly and indirectly, 10.62% of the telecommunications operator Euskaltel.

Mobile Telephony

Amena, Spain’s third largest mobile telephony operator in terms of market share, was commercially launched in January 1999. In March 2000, Amena, which is 32.40% indirectly owned by Endesa, was awarded one of four UMTS licenses in Spain. This new technology, once it becomes available, will allow for wireless broadband services, including Internet access and high-speed data transmission. At December 31, 2004 Amena had approximately 9.3 million customers, representing an increase of approximately 14% over 2003 and an estimated market share of approximately 23.8%.

In June 2000, we acquired 100.0% of Smartcom, a Chilean mobile telephony operator. The book value of our total investment in Smartcom was €436 million as of December 31, 2004. Since the acquisition, we have expanded its client base, upgraded its networks, increased the quality of its signal, expand its coverage area, developed new products and rolled out its commercial distribution and sales network. We have also undertaken to improve its management systems and customer service. In part as a result of these efforts, at December 31, 2004, Smartcom had approximately 1,539 million subscribers with an estimated market share of approximately 16.2% compared with approximately 1.2 million subscribers and an estimated market share of approximately 16% at December 31, 2003.

Other Businesses

New Technologies. In 2004 Endesa Net Factory focused on the management of our power line communications business and the supervision of several financial investments. Power Line Communications, or PLC, is the technology that allows the transmission of data and voice through electricity lines. The development of this technology as a business is an opportunity for us to enhance the value of our electricity distribution network and to provide new value-added services to our residential and SME clients. We have also developed pilot programs in Chile and Mexico in order to eventually implement PLC technology in certain Latin American countries.

Other services. Through Endesa Servicios, we provide a variety of products and services to other Endesa Group companies and third parties that are aimed at increasing operating efficiency. These products and services include information and management control systems, supply management and environmental services. We also provide maintenance services with respect to these systems.

Capital Expenditures and Divestitures

The following table sets forth our capital expenditures and investments by type for the years 2002 to 2004. Financing in those years consisted primarily of internally generated funds.

	2002		2003		2004
	(in millions of euro)
Capital Expenditures:
Power stations	1,121		1,181		1,116
Distribution facilities	1,060		909		1,329
Other	191		92		120

Total capital expenditures	2,372		2,182		2,565

Investments:
Investments for consolidation, diversification and international	1,359	(1)	115	(2)	652	(3)
Other	232		185		232
Total investments	1,591		300		884

Total capital expenditures and investments	3,963		2,482		3,449

(1)	Includes mainly a €273 million capital subscription in Auna, a €57 million capital subscription in Smartcom, a €159 million investment to acquire an additional interest in Auna and €706 million in tariff deficit compensation.
(2)	Includes mainly a €49 million capital subscription in Smartcom and a €47 million in capital subscriptions and other financial investments related to our Latin American electricity business.
(3)	Includes mainly a €121 million investment to acquire an additional interest in Snet, a €261 million investment to acquire an additional interest in Auna and a €187 million capital subscription in Smartcom.

Capital Expenditures

During the first quarter of 2005, we made total capital expenditures of €382 million, 69% of which was made in our domestic electricity business, 11% of which was made in our European electricity business, and 20% of which was made in our Latin American electricity business. Of the total capital expenditures, €312 million was recurrent capital expenditures and €70 million was invested in increased capacity and other non-recurrent capital expenditures.

In 2004, we made total capital expenditures of €2,565 million, 71% of which was made in our domestic electricity business, 10% of which was made in our European electricity business and 19% of which was made in our Latin American electricity business. Of the total capital expenditures, €1,789 million were recurrent capital expenditures and €776 million were invested in increased capacity and other non-recurrent capital expenditures.

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

Divestitures

As part of our strategy, we have divested since 2002 €5.0 billion in assets as of the date of this annual report. The following describes our principal divestitures since 2002:

•	in May 2005, we sold Nueva Nuinsa for €94 million, which resulted in capital gains of €13 million;

•	in February 2005, we sold 5.3% of Endesa Italia to ASM Brescia for €159 million, which resulted in capital gains of €24 million;

•	in January 2005, we sold Lydec for €26 million, which resulted in capital gains of €12 million;

•	during the first quarter of 2005, we sold certain real estate in Palma, Mallorca, at which GESA’s corporate headquarters had been located, for €73 million in net proceeds, which resulted in capital gains of €65 million;

•	in December 2004, we sold Enditel to Ericsson for €4.7 million;

•	in October 2004, we sold Senda Ambiental for €20.7 million, which resulted in capital gains of €12.2 million;

•	in June 2004, we, Unión Fenosa and Telecom Italia sold to Auna 100% of Netco Redes for €100 million, plus the assumption of €47 million in debt by Auna;

•	in May 2004, we sold our 11.64% stake in Aguas de Barcelona, S.A. (AGBAR) to Spanish institutional investors for €238 million, resulting in gross capital gains of €102 million;

•	in June 2003, we sold a 7.0% interest in Red Eléctrica de España, S.A. for €102.5 million (resulting in a capital gain of €44 million) in order to comply with a regulatory obligation to own less than 3% of the outstanding share capital of such company;

•	in June 2003, we announced the sale of our wholly-owned subsidiary Made Tecnologías Renovables to Gamesa, S.A. for €120 million, including €95 million in assumed debt;

•	in June 2003, Endesa Chile sold Infraestructura 2000 to Obrascón Huarte Lain for $273 million, including $218 million of assumed debt;

•	in May 2003, Endesa Chile and GasAtacama sold their transmission assets in the Norte Grande Interconnected System (SING) in Chile to HQI Transelec for $110 million;

•	in April 2003, Endesa Chile sold the Canutillar power plant to Sociedad Hidroeléctrica Guardia Vieja, S.A. for $174 million;

•	in April 2003, Enersis sold the Chilean distribution company Rio Maipo, S.A. to CGE Distribución, S.A. for $206 million;

•	in March 2003, we sold substantially all of our 3.01% stake in Repsol YPF, S.A. for €504 million;

•	in December 2002, our Board of Directors approved the sale of 12 real estate assets to Testa Inmuebles en Renta, S.A. for €385 million, a sale which closed in the first quarter of 2003. We have entered into leases with Testa Inmbuebles pursuant to which we will continue to occupy these properties for periods of between five and 10 years; during 2003, the aggregate value of these real estate transactions was €411 million, which resulted in capital gains of €154 million.

•	in November 2002, our Board of Directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that became operational prior to December 31, 2002 to Red Eléctrica de España (REE) for €1,052 million, €950 million of which corresponds to the assets sold (including 5,858 kilometers of circuits, 3,449 MVA of transforming capacity, 701 bus bar connections and 134 sub-stations in Catalonia, Andalusia, Aragon and Galicia) and €102 million of which corresponds to payment by REE for network operation and maintenance services we will provide for a period of three years following the closing of the transaction. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. This transaction closed in the first quarter of 2003 and resulted in capital gains of €543 million;

•	in July 2002, we sold our 2.52% interest in the U.S. mining company Arch Coal Inc., which we had held through our wholly-owned subsidiary Carboex, for €32.1 million, resulting in a capital gain of €13.2 million; and

•	in April 2002, we agreed to sell our 39.45% interest in Interagua and our interests in Emasagra (12.5%), Agua Vega Sierra Elvira (15.0%) and Gestión de Aguas de Aragón (40.0%) for an aggregate amount of €25.7 million (resulting in a capital gain of €19.3 million), sales which closed in May and October 2002.

Environmental Matters

The environment is a primary concern in all of our activities and we intend for all of our services to contribute to environmental protection and sustainable development. Towards this end, we have set up an Environment and Sustainable Development Executive Committee to ensure that management considers sustainability when it makes its decisions and the constitution of an Environment and Sustainable Development Direction to drive the development of a sustainable strategy for us. In addition, we have adopted an Environmental and Sustainable Development Plan for Endesa 2003 – 2007.

In 2002, Endesa voluntarily joined The Global Compact, a United Nations initiative addressed to enterprises, international trade unions and non-profit organizations, promoting the adoption of ten principles in human rights, labor standards, environment and bribery. Through our participation in this initiative, we seek to demonstrate our leadership in the area of social responsibility and in the application of sustainable principles in decisions of our management. We have informed all of our employees about these principles through an information brochure. We have also encouraged our suppliers and contractors to adopt these commitments through the Corporate Responsibility Protocol.

In 2004, we decided to become a member of the Spanish Global Compact Association (Asepam). Since then, we have played an active role in the Association, taking a seat on its Executive Committee and working with other members to achieve continuous and permanent environmental improvements.

Furthermore, in recognition of our commitment to the environment, in 2002, 2003 and 2004 we were included on the Dow Jones Sustainability World Index and on the Dow Jones Sustainability Index Stoxx, leading the European electricity sector in the overall utilities sector.

We also earned Best in Class status in the Storebrand SRI for leading environmental and social performance. This assessment and rating system is based on an analysis of policies, management systems and organizational behavior from social and environmental standpoints.

We have also been included in the Advanced Sustainable Performance Indexes (ASPI) Eurozone 2005, a recognition of our leadership in sustainability in the electric utilities sector.

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

These laws and regulations generally require us to obtain and comply with a wide variety of licenses, permits and other approvals. We believe that we are in material compliance with all of these laws and regulations. If new regulations are adopted, they could have an adverse impact on our operations and will require us to adapt our practices. For example, the Kyoto Protocol, which was ratified in 2004 and promotes strict regulation of gaseous emissions, is likely to impact significantly our operations. Our immediate challenge in the first period of the European emissions trading is to meet the objectives of the Spanish National Allocation Plan (PNA), particularly with respect to the cost and security of the electricity supply.

We are also subject to the risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. These risks include limitations on the type of insurance available in respect of losses that might arise in connection with nuclear operations. The Nuclear Safety Council has broad authority under Spanish law to impose safety-related requirements upon owners and operators of nuclear generating facilities and, in the event of non-compliance, has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved.

The objective of our principal environmental investments in 2004 has been to reduce and control greenhouse gas emissions. We also try to improve water treatment and management through investments in desulfurization plants, water treatment plants, development of energy sources, improvements in electrical lines and other projects to minimize environmental impact of our business activities.

Our accumulated investment in environmental activities in 2004 was approximately €886 million. We incurred €74 million of environmental expenses in 2004. Our main investments are related to waste management and storage, improvement of the Environmental Impact Studies, environmental protection and improvement of service quality.

Our activities during 2004 related to the environment are discussed in more detail as follows:

•	Climate change

•	Environmental management systems

•	Environmental impact studies

•	Waste management

•	Atmospheric emissions

Climate change

The production of electricity in the Iberian market has doubled since 1990. However, we have decreased our CO2 specific emissions by 27% since 1990. To address climate change issues, we have developed a leadership strategy to reduce by 35% specific CO2 emissions during the period 1990-2007.

We are an active member of pilot programs and other projects in Spain regarding climate change and in July 2003, we joined the Carbon Fund of the World Bank called the “Community Development Carbon Fund” (CDCF) and made an initial contribution of $2.5 million. We are also represented on numerous working parties at both the national and international level.

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

The Kyoto Protocol was ratified on November 18, 2004 and became effective as of January 1, 2005. The Protocol requires industrialized countries to reach a world reduction of greenhouse gas emissions between 2008 and 2012, with 1990 emission levels as a reference point. Consequently, many laws and regulations have been enacted which affect our company, such as Royal Decree-Law 5/2004, which regulates the Spanish Emission Trading Scheme. We continue to study all of the opportunities for reducing greenhouse gas emissions.

The Royal Decree 1866/2004 regulates the Spanish National Allocation Plan, PNA (2005-2007) and has allocated 259.2 Mt to the electricity sector.

In Spain, we pioneered the launch of the Clean Development Mechanisms. In November 2004, we submitted the first CDM project to the Spanish Designated National Authority and received the Authority’s approval in February 2005. The project concerns the repowering of the Callahuanca hydroelectric plant in Peru. We continue to identify and analyze other projects for the purpose of registering them with the U.N.

Environmental Management Systems

We continue to implement this management tool and its certification in accordance with International Standard ISO 14001 and the European Regulation EMAS in the main areas of the company, both in Spain and the other countries in which we operate.

Spain and Portugal: As of the date of this annual report, all of our thermal power stations in Spain have implemented or are in the process of implementing Environmental Management Systems. The hydroelectric power units of the northwest, south and Ebro-Pirineos have developed and implemented their respective Environmental Management Systems and, following the completion of certain environmental diagnoses to confirm their proper application, will be certified. Throughout 2004, we extended the implementation of Environmental Management Systems to our mining operations, including the mine station of Andorra.

In 2004, 85% of the thermoelectric energy we produced in the Iberia market was produced in power stations with Environmental Management Systems implemented and certified by the international regulation ISO 14001, and in some cases also with EMAS regulation.

Moreover, during 2004, Environmental Management Systems in accordance with ISO 14001 and ISO 9000 were implemented in our port facilities (specifically the ports of Ferrol, Carboneras and Los Barrios). The

Environmental Management Systems in our port facility of Ferrol also complied with EMAS regulations. In addition, Endesa Distribution has implemented the Environmental Management System in its activities in Catalonia, making Endesa the first Spanish company to obtain the Environmental Management Integral System certification in its transmission and distribution activities.

Europe. In 2004, the amount of generated electricity that was certified reached 41% (from three thermal power stations and the hydroelectric power station in Calabria). This represents a decrease from 57% in 2003, due to the shutdown of the Tavazzano power plant during conversion to combined cycle, which will improve efficiency and aid the environment.

Latin America. During 2004, we implemented Environmental Management Systems in a significant number of our Latin American power stations, which represent 68.8% of all certified stations on this continent based on the ISO 14001. In 2004, 17 power stations received certification, bringing the total number of certified power stations in Latin America to 35. Furthermore, 50% of our energy distribution activities in Latin American companies are certified.

Environmental Impact Studies

Endesa’s generation and distribution projects, due to their type and nature, are subject to the legal requirement to carry out an Environmental Impact Study, both in Spain and Latin America. These studies are characterized by the consideration of all impacts, whether positive or negative, arising out of the relevant project, both from an environmental and socio-economic point of view. The study’s conclusions are made available to the public.

Waste Management

During 2004, we aimed to reduce waste at the point of origin, improve our temporary waste storage areas and create systems for the collection of wastes to achieve greater efficiencies in respect of storage periods, greater safety, the avoidance of spills, collection of transformers containing PCBs and valuation of inert waste.

Management of all waste, whether dangerous or not, is regulated by law.

Furthermore, we continue to eliminate PCBs and PCTs, as well as those products contaminated thereby. This effort is the result of the Royal Decree 1378/1999 and the national Elimination Plan promulgated by the Spanish Environment Ministry, and is consistent with the plans of the Autonomous Communities of Spain.

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

In addition, we have met our 2004 objectives set by the Plan for the Elimination of PCB submitted to the regulatory authorities in 2000. As far as wastes produced by our distribution business are concerned, we have successfully retired dangerous wastes at each of our plants, which highlights the progress we have achieved in retiring transformers we no longer use.

Research and development

Endesa supports a technology and innovation strategy consistent with our overall company commitments and goal of achieving a more competitive business advantage.

Endesa also considers constant research into the state of the surroundings fundamental in the area of influence of its facilities in Spain, Italy and Latin America, to identify control and improvement actions. We therefore finance, promote and implement R & D projects, which, in 2004, were centered on minimizing the consequences of the energy activity (water source issues, interference with bird life, etc.) and efficiency improvement with regard to the use of natural resources and the production of waste, spillages and atmospheric emissions.

We have carried out some of the most innovative technology developments in the Spanish electricity sector. Some of these projects are: the installation of the first wind farm in Spain; development of Escatron, which is the first power station based on fluid layer; promotion of the Elcogas power station in Puertollano, which is the only station with carbon gas integrated in combined cycle; implementation of carbon washing and desulfuration; and development of technology to remotely monitor the distribution network.

Our technological development, innovation and capacity-increase processes have four primary targets: excellence in business process; customers and their needs; the environment and sustainable development; and social and scientific development.

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

The total installed power of plants in service or under construction in which ECyR participates rose at the end of 2004 to 2,148 MW, which means that its participation in renewable energy and cogeneration increased by 80 MW compared to 2003. The new capacity program in Spain and Portugal included in our Strategic Plan 2005-2009 is 2,410 MW in facilities that use renewable energy and average participation of 71%.

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

Regulation

Regulation in Spain and Portugal

Regulation of the Spanish Electricity Sector

The foundation on which the Spanish regulations for the electric power industry rest is Law 54/1997 of November 27, 1997, for the Electric Power Industry. This legislation reorganized the electric power system’s mode of operation, requiring competition and beginning the process of liberalization of customers.

In November 2004 the Ministry of Industry, Tourism, and Commerce commissioned an independent expert to draft a white book on electric power generation, to be concluded by the summer of 2005; its conclusions could serve as a basis for the adoption of new rules for the regulation of the industry.

The regulatory framework for the gas industry in Spain is based on Law 38/1998, on Hydrocarbons, further developed by Royal Decrees 949/2001 and 1434/2002. The first of those decrees regulates the access of third parties to gas facilities and establishes an integrated economic system for the natural gas industry. The second regulates transport, distribution, marketing, supply and procedures for authorizing natural gas facilities.

Variation in electricity rates in 2004

Royal Decree 1802/2003, published on December 26, 2003, prescribed the electric power rate schedule for 2004, approving a comprehensive review of rates and grid charges and applying the rate-setting methodology introduced by Royal Decree 1432/2002, of December 31, 2002 for the second year in a row.

This methodology, which will be applicable from January 1, 2003 to December 31, 2010, sets limits for variations in the average or reference rate; if the variation is positive, the approved increase may not exceed 2% unless there is a change in the rules governing remuneration for electric power activity. This maximum percentage is broken down into 1.4% for cost variations in the fiscal year in question, and 0.6% for revisions of the forecasts made in the two preceding years.

The Royal Decree approved an increase in the average or reference rate to approximately 1.7%. The rates for household supply (Schedules 1.0, 2.0, and 2.0N) increased by 1.5%, and the remaining rates increased by approximately 1.6%, except for the rates applicable to distributors covered by the Eleventh Transitory Provision of Law 54/1997, which rose by 2.43%. At the same time, the grid charges applicable to the liberalized market rose by an average of 1.6%.

The 1.7% rise in the average electricity rate referenced above includes the maximum variance of 1.4% for cost increases in 2004, 0.3% as a result of correcting the parameters for the 2003 fiscal year (higher final consumer demand, which led to a reduction in the rate, and a higher cost of premiums for the special regime), and 0.03% resulting from an amendment to the specific rules due to the fact that the System Operator is required to consider new costs pursuant to Article 8.4 of Royal Decree 1432/2002.

In addition, the rate schedule for the 2004 fiscal year includes €50 million to finance quality of service improvement plans in areas in which the limits stipulated in the quality indexes governing distribution activity are exceeded, as well as €10 million for the development of national demand-side management programs.

The quotas for the allocation of remuneration for electric power distribution set in Royal Decree 1436/2002 (which adopted the electric power rate schedule for 2003) were unchanged in 2004; Endesa received a 40.1% share for its activity in the Iberian Peninsula.

Establishment of the electric power rate schedule for 2005

Royal Decree 2392/2004, of December 30, 2004 prescribes the electric power rate schedule for 2005. The average or reference rate has been increased by 1.7%. The rates for household supply (Schedules 1.0, 2.0, and 2.0N) have increased by 1.7% and the rest have risen by approximately 1.6%, except for the rates applicable to distributors governed by the Eleventh Transitory Provision of Law 54/1997, whose increase comes to 2.8%. At the same time, the access rates applied in the liberalized market are increased by an average of 1.7%.

The 1.7% rise in the average rate includes the 1.4% maximum variation for cost increases in 2005, a 0.3% reduction as a result of the correction of parameters for the 2003 fiscal year, and a 0.6% increase due to changes in the specific rules for consideration of higher costs in the insular and extra-peninsular electric power systems, pursuant to Article 8.4 of Royal Decree 1432/2002.

Insular and extra-peninsular systems

Royal Decree 1747/2003, regulating the island and nonmainland electric power systems, was approved on December 19, 2003 and published in the Official State Bulletin (OSB) on December 29, 2003. This Royal Decree further develops the provisions of Article 12 of Law 54/1997 for the electric power industry, with regard to the regulation of those systems. It came into force on January 1, 2004.

The Royal Decree adapts the principles prescribed in the Electric Power Industry Law to the special conditions prevailing in the island and nonmainland territories, especially in regard to production activity; these conditions reflect differences vis-à-vis the electric power system on the Iberian peninsula stemming from the islands’ geographic isolation and size, and the number of electric power systems on them:

•	Under the Royal Decree production activities will not be organized on a market basis but on a regulated basis, while new operators are allowed to enter the industry and common elements are shared with the production market on the mainland, such as publication of prices, settlement of power produced and a system of guarantees. Remuneration for electric power generation is determined according to general criteria similar to those imposed by the Electric Power Industry Law for electric power transmission.

•	In accordance with this new regulation, consumers may freely acquire power at the prevailing rate, through a retailer or directly at wholesale, at the same reference price as on the mainland.

•	Electric power planning will be carried out in a coordinated fashion by the central government (responsible for general planning) and the related regional or local government.

•	The transmission and distribution utilities in the island and nonmainland systems are subject to the same settlement procedure operated by the National Energy Commission as the mainland companies.

•	The insular and extra-peninsular systems’ economic and technical management and operation is entrusted to the Market and System Operators, OMEL and REE, respectively.

Royal Decree 2392/2004 prescribes for 2005 a €357.2 million remuneration for the island and nomainland electric power systems, in comparison with the €242.6 million figure provided for by the 2004 electric power rate schedule.

Cost of transition to competition (CTC)

The tariff methodology prescribed in Royal Decree 1432/2002 takes account of the costs that influence the calculation of the average or reference rate and the amount of money needed to complete the recovery of the CTC balance prior to December 31, 2010, among other things.

Transposition of the Directive of Greenhouse Gas Emission Allowance Trading

Directive 2003/87/CE was incorporated into Spanish law through Royal Decree-Law 5/2004, regulating trade in greenhouse gas emission rights. This Royal Decree has been modified by Law 1/2005, of March 9, 2005.

The new regulations are intended to help induce a reduction of greenhouse gas emissions in an economically efficient way, and thereby contribute to the fulfillment of Spain’s commitments under the Kyoto Protocol and comply with the calendar of application prescribed by Directive 2003/87/CE, which requires facilities subject to the regulations to have authorization for greenhouse gas emissions before January 1, 2005, and for the National Registry of Emission Rights to be in force by October 1, 2004.

National Allocation Plan 2005-2007 (NAP)

Royal Decree 1866/2004 was published in the OSB of September 6, 2004. This decree approves the National Allocation Plan for the 2005-2007 period. The Plan has the following basic principles:

•	It sets an initial emission target of 400.7 million tons of carbon dioxide equivalent per year for Spain in the 2005-2007 period. This figure implies a 0.2% reduction from the 401.3 million-ton volume of emissions in 2002.

•	In addition, to comply with the provisions of Directive 2003/87/CE, the plan calls for an effort to achieve additional reductions in the 2008-2012 period, at the end of which emissions may not be more than 24% higher than in 1990. Bearing in mind the estimate of 2% absorption by sumps and the acquisition of credits on the international market amounting to 7%, that would permit the achievement of the Kyoto Protocol’s target for Spain, according to which the country’s emissions in the 2008-2012 period cannot exceed those of 1990 by more than 15%.

•	The decree allows the electric power industry to produce an annual average of 94 million tons of CO2 emissions in the 2005-2007 period. The Plan allocates 89.7 million tons of CO2 per year, including 1 million tons for new entrants and 3.3 million tons for combined cycles involving cogeneration. In addition to the aforementioned 89.7 million tons, the decree provides for 1.6 million tons of emissions for electric power production using steel industry gases.

•	The allocation method is based on historic emissions in the 2000-2002 period, adjusted using geographic and technological criteria.

•	New entrants: New combined cycle facilities not in operation prior to September 30, 2004 and with the proper administrative authorizations will be allocated emission rights without being treated as new entrants. Combined cycle facilities not in operation at that date and not having administrative authorizations will be treated as new entrants and will have a reserve of 1 million tons of CO2 per year.

•	So-called banking, i.e., the carryover of rights from the first allocation period (2005-2007) to the second (2008-2012), will not be allowed.

The Spanish NAP has been submitted to the European Commission, which has approved it after requiring some technical changes that had no impact on the allocation to the electric power industry.

On January 21, 2005, the Cabinet approved the final allocation of individual emission rights among the country’s 957 facilities covered by Royal Decree-Law 5/2004 on Trade in Emissions, as well as the technical adjustments required by Royal Decree 1866/2004 to the National Emission Rights Allocation Plan.

Transposition of the directives on integrated pollution control and limitation of emissions by large-scale combustion facilities in Spain

Directive 2001/80/CE of October 23, 2001 was incorporated into Spanish law through Royal Decree 430/2004 of March 12, 2004. This decree introduces new rules limiting emissions of certain pollutants from large-scale combustion facilities and imposes certain conditions for control of atmospheric emissions from oil refineries.

According to Directive 2001/80/CE, the large-scale combustion facilities of each member state must elect one of the following two arrangements by January 1, 2008: either individual compliance with the Directive’s emission limits for SO2, NOx and particulates, or the adoption by the member state of a national emission reduction plan for the entire set of facilities, providing for freedom of action by each one of them while ensuring the same reduction of emissions that would be achieved under the first option. In both cases, facilities that undertake a written commitment to the proper authority of each member State, prior to June 30, 2004, to refrain from operating for more than 20,000 operational hours between January 1, 2008 and December 31, 2015 could be exempted from compliance with the emission requirements specified in the Directive.

By Royal Decree 430/2004, Spain has elected to adopt a national emission reduction plan for the existing large-scale combustion facilities. This solution will give it greater flexibility in dealing with emissions.

Among the initiatives taken to complete Directive 96/61, on prevention and integrated control of pollution, was the completion in 2004 of a draft document proposing the best available techniques, to be used as a point of reference when granting renewals or initial authorizations to large-scale combustion facilities. The Spanish administration is currently engaged in drafting the royal decree that will develop Law 16/2002, which incorporates the aforementioned Directive 96/61 into Spanish law.

The wholesale electricity market

In November 2004 the Ministry of Industry, Tourism, and Commerce commissioned a white book on reform of the regulatory framework for the wholesale electricity market. Its recommendations are expected to be ready by mid-2005.

In addition, Royal Decree 235/2004, of December 23, 2004, modified the procedure for resolving transmission constraints and aspects of the regulations applicable to other electric power industry activities.

Finally, in October 2004 the energy regulators of Spain and France (CNE and CRE, respectively) held a public hearing on congestion in the Spain-France interconnection, with a view to making the changes needed to comply with Regulation 1228/2003, on conditions of access to the grid for cross-border exchanges of electric power. The regulators ordered the system and market operators of both countries (REE, OMEL, RTE, and Powernext) to draft proposals for improving the current system and introducing the market mechanisms prescribed by the European regulations.

New treatment under the special regime

Royal Decree 436/2004 of March 12, 2004 was published on March 27, 2004 adopting methodology for updating and systematizing the legal and economic regulatory framework governing electric power production under the special regime.

This Royal Decree is intended to establish a stable and predictable remuneration system for the production of electric power using renewable energy sources or cogenerators. It aims to make the investments in this field predictable and stimulate job creation in these technologies in the coming years. Under these new rules, the special regime should come to cover 12% of the country’s total power demand by the year 2010.

The new rules set forth the following objectives:

•	Improve the classification of biomass plants, to encourage their development and permit synergies with biofuel production plants.

•	Stimulate cogeneration.

•	Improve the remuneration of photovoltaic solar facilities under 100 kW.

•	Adopt a remuneration system for wind power that reflects the growth of installed capacity, while balancing economic efficiency and environmental benefit.

•	Establish a system of incentives designed to restore the obligation for special regime producers of more than 10 MW to submit their production schedules, while making those producers liable for any deviations from those schedules.

•	Introduce a procedure for review of rates, premiums, incentives and complements. The Royal Decree avoids retroactivity and grants the currently operating plants a transitional period, while providing that the multiyear reviews of premiums apply only to future investments.

These new rules seek to foster a steadily growing participation in the wholesale market by these facilities, through a special incentive. The prescribed economic regime permits any facility operating under the special regime to elect between assigning its power to the distributor at a regulated rate and selling to the wholesale market at the prevailing market price supplemented by a regulated premium.

The rate and premiums are expressed, in most cases, as percentages of the average or reference rate.

Royal Decree 2392/2004, which adopts the electric power rate schedule for 2005, and Royal Decree 2351/2004, which modifies the procedure for resolving technical restrictions and other regulatory provisions affecting the electric power market, introduce changes in the economic regime for facilities operating under the special regime.

The Royal Decree-Law 5/2005

On February 25, 2005 the Spanish Cabinet adopted a set of measures to foster productivity growth. The initiatives having a direct impact on the electric power industry are:

•	Royal Decree-Law 5/2005, which was published on March 14, 2005 and introduces urgent reforms to stimulate productivity growth and improve public contracting.

•	A bill that would introduce reforms aimed at stimulating productivity growth.

•	A Cabinet resolution adopting mandates to effect productivity enhancement measures.

Other tax measures and reforms of the Risk Capital Act are also contemplated.

Royal Decree-Law 5/2005 provides for the following, among other things:

•	An arrangement for settlement of the costs of the transition to competition, a change in the frequency of payment of the CTCs from monthly to annually, and the scheduling of the last provisional settlement (Settlement 14), simultaneously with the annual settlement (Settlement 15), but in no case later than January 1, 2006. However, when the balance of the account allocated for CTC payments becomes negative, the settlements will be made at monthly intervals and the deficit will be covered on the basis of percentages prescribed in the Royal Decree-Law. The Royal Decree-Law further stipulates that both the Elcogás special financing plan and the coal stock will be paid for in any event.

•	An arrangement for financing the management of nuclear waste. Until now the sums required for treatment of nuclear waste and dismantling of nuclear power plants have been treated as a cost of diversification and security of supply. A percentage of the electric power rate was allocated to the creation of a fund for that purpose. Pursuant to the Royal Decree-Law, all the waste treatment and dismantling costs attributable to the operation of nuclear power plants from April 1, 2005 forward will cease to be treated as diversification and security of supply costs and will be financed by the owners during the plants’ operation, through a charge per nuclear kWh generated, which will be billed by Enresa. If a power plant ceases operations in advance for reasons not attributable to its owner, the resulting deficit in the provision will be treated as a diversification and safe storage cost. If the plant ceases operations for reasons attributable to its owner, the deficit will be covered by the owner during the three years subsequent to the shutdown.

•	Creation of the legal status of dominant operator. A dominant operator will be an operating agent with a market share exceeding 10% in any of the following sectors:

•	Generation and supply of electricity in the Iberian market environment (MIBEL).

•	Production and distribution of fuels.

•	Production and supply of natural gas and liquefied petroleum gas.

•	Dominant operators are forbidden to import energy from any source outside the MIBEL, and other measures may be applied to them with a view to increasing competition in the electric power market, such as auctions of virtual generating capacity.

•	The maximum equity holding in the REE by operating agents in the electric power industry and by individuals or legal entities that hold more than 5% of their capital is reduced to 1% from 3%. Equity holdings by other individuals or legal entities is limited to 3%. The SEPI will always hold a minimum of 10%.

•	The so-called “cascade distribution” (distribution networks that are connected to, but independent from, the prevailing distribution company of a given zone) is prohibited. The essential principles for the regulated activities of transmission and distribution are ratified: natural monopoly, single network, and performance at the lowest possible cost while ensuring that ownership of the networks does not confer exclusive use rights.

•	MIBEL: A number of changes are made with respect to the wholesale market, designed to facilitate the entry into operation of the Iberian market (MIBEL):

•	The Market Operator is limited to the daily and intradaily market, while the System Operator is responsible for all the other markets, spinning and non-spinning reserves, capacity payment, transmission constraints and imbalances, including their economic management.

•	The contracting and operating opportunities of the agents are broadened.

•	Transparency of market information: The Ministry will determine what information must be furnished by the agents, for purposes of improving transparency. The current three-month period of confidentiality of economic results, and the aggregate presentation thereof, are eliminated.

•	The reform bill contains provisions for, among other things, the maintenance of the current high-tension rates through January 1, 2010.

The Cabinet also issued a number of mandates to different administrative agencies, ordering them to prepare regulations with respect to measures to facilitate the free choice of supplier and many other issues, mostly related to distribution and supply.

Regulation in Portugal

Portugal’s Ministry of the Economy announced the liberalization of the electric power market in June 2003, to be accomplished through an opening of the market to nonresidential consumers on January 1, 2004, and total liberalization as of July 1, 2004.

The country has also regulated the termination of the Power Purchase Agreements between the generators and the National Electric Power Grid (REN), and, as a result, it has introduced an arrangement to recover the costs for maintenance of the contractual balance (CMCB), equivalent to Spain’s Cost of Transition to Competition (CTC).

The European Commission authorized this recovery arrangement on September 22, 2004 and it was authorized in final form by the Portuguese government on November 11, 2004, through Decree-Law 12/2005, published in the Journal of the Republic on January 7, 2005.

The Decree provides that every generator having a Power Purchase Agreement (i.e., a contract for wholesale sales to the REN) is entitled to receive an income equivalent to that provided under the contract. The expected average income in the Portuguese day-ahead market is €36/MWh, similar to the estimated figure in the Spanish electric power system for determination of the CTC; the difference will be offset by the CMCB arrangement.

In addition, the Portuguese Regulatory Authority (ERSE) has adopted an electric power rate schedule for 2005. Rates will increase 2.4% for industrial customers and 2.3% for household customers. In the insular regions of the Azores and Madeira, the rate increases will be 2.4% and 0.5%, respectively. These data reflect the latest inflation forecasts.

The Ministry of the Environment and Land Use published Decree-Law 233/2004 on December 14, 2004 which incorporates Directive 2003/87/CE on trade in emission rights into national law. The Portuguese National Allocation Plan has been approved by the European Commission.

The Iberian Electric Power Market

The provisional International Agreement creating the Iberian Electric Power Market uniting the Kingdom of Spain and the Republic of Portugal was published in the Official State Bulletin on June 1, 2004.

A new agreement was signed by the Portuguese and Spanish governments at Santiago de Compostela on October 8, 2004, as the previous one had provided for MIBEL to be created by April 2004 but that ultimately did not occur. The new agreement sets a new deadline of June 2005.

The new agreement defines MIBEL as a market system based on three contracting arrangements: bilateral contracting for periods exceeding a year, contracting for specified time periods exceeding one day but no longer than a year, with defined products, and daily contracting through the daily market. The agreement also approves the use of market arrangements for management of the interconnection.

Variation of gas rates in 2004

Order ECO/33/2004 of January 15, 2004, adopting the rate schedules for natural gas, set the rates applicable to the 2004 fiscal year:

•	The rate for Group 1 (large-scale consumers) was reduced by 2.6%.

•	The rate for Group 2 (industrial consumers) was reduced by 2.3%.

•	The rate for Group 3 (household consumers) was reduced by 0.8%.

•	The interruptible rate was reduced by 2.5%.

The variable term for gas rates is reviewed at quarterly intervals if input costs vary by more than 2%. This led to the publication of three resolutions by the General Directorate of Energy Policy and Mines in the fiscal year:

•	The resolution of April 6, 2004, reducing the cost of inputs by 3.1%.

•	The resolution of July 8, 2004, increasing it by 8.8%.

•	The resolution of October 15, 2004, increasing it by 6.0%; the cumulative increase during the fiscal year was 11.8%.

With regard to tolls and access fees for third parties, Order ECO/32/2004 stipulates a uniform 0.6% reduction from 2003 levels.

Finally, Order ECO/31/2004 of January 15, 2004, which prescribes the remuneration for regulated activities in the gas industry, set the remuneration for gas distribution at €1,091.6 million in 2004, 6.2% higher than in 2003. The remuneration for gas transport was set at €577.5 million for 2004, to which must be added €53.5 million for the variable term of regasification.

Security of supply requirements

Royal Decree 1716/2004 regulates the obligation of petroleum and natural gas companies to maintain minimum reserves and regulates emergency situations.

The Hydrocarbons Act requires transmission companies that incorporate gas into the system for distribution to the regulated market, marketers and direct consumers to maintain minimum reserves equivalent to 35 days of their firm sales or consumption volume, as well as to diversify their supply sources such that the volume of gas from a single country does not exceed 60% of the total.

The Royal Decree also develops Article 101 of the Hydrocarbons Act on emergency situations. It defines emergency situations as those in which there is a firm risk of supply shortages and prescribes an order of priority for the distribution of available supplies: essential services, households, commercial customers, public customers and industrial customers. It also requires the participants in the gas system to draw up emergency plans subject to annual review, for submission to the System’s Technical Manager; the latter will propose those plans as a basis for the drafting of a joint plan to be submitted to the Ministry of Industry, Tourism, and Commerce, which in turn will prescribe the procedure, supply priorities, use of one’s own and others’ stocks, and replacement time for stocks.

Regulation in Europe—EU regulation

Deregulation of the energy market

July 1, 2004, was the last date by which the EU member states were to enact into their respective laws the “second package of energy deregulation measures” compiled by Directive 2003/54/EC of June 26, 2003, concerning common rules for the internal market in electricity and repealing the earlier Directive 96/92/EC, and Directive 2003/55/EC, also of June 26, 2003, concerning common rules for the internal market in gas and repealing the earlier Directive 98/30/EC.

On October 13, 2004, the European Commission issued letters of formal notice to the governments of 18 member states, including Spain, which had failed to provide official notification of the enactment of some of the aforementioned Directives into their respective national laws.

In 2003 a third element of this second package of measures, Regulation 1228/2003 of June 26, 2003, on conditions for access to the network for cross-border exchange of electricity, was approved and published. Member states are not required to enact this regulation into their respective laws; rather, the regulation is directly applicable to the member states.

Annual report on the implementation of the internal market for electricity and gas

In 2004 the European Commission presented a new annual report on the progress of the implementation of the internal market for energy. This report analyzed the evolution within the EU of the gas and electricity markets, security of supply, customer protection and relationships with other countries.

In its report the Commission expressed satisfaction with the productivity increases achieved in the electricity and gas industries, which surpassed U.S. levels, but expressed disappointment over the scant progress made in deregulation, the standstill in the process of integration of the national markets into a European market and the fact that certain member states had not taken sufficient measures to reduce concentration in these sectors, among other issues.

The report also mentioned that the persistence of regulated rates might constitute an obstacle for deregulation and that, although electricity wholesale prices had converged in 2004, there were still wide differences in prices for end customers in the different countries.

The document reflects the recent rejection of the acquisition of Gas de Portugal (GdP) by EdP and ENI as a precedent for the way in which the Commission intends to deal with industry restructuring in the future.

Lastly, the Commission considered that generation capacity has been increased to a satisfactory level to guarantee the security of electricity supply and referred especially to the progress made in Italy and Spain. It also expressed satisfaction with the development of renewable energy generation but considered that the EU falls far short of the desirable level of interconnection between its networks.

Strategy paper: Medium-term vision for the internal electricity market

Following the discussion of a strategy paper at the Regulatory Forum of Rome at which the European Commission met with the regulators of the member states and representatives of the industry, in March 2004 the EU’s Directorate-General of Energy and Transport prepared the final version of the paper, setting out priorities and proposed actions for the 2010 horizon.

The document established the objective of creating a competitive electricity market for an enlarged European Union, which would allow customers to choose their supplier and remove all obstacles to cross-border electricity exchanges.

The Directorate-General of Energy and Transport considered that the improvement of cross-border exchanges will increase actual competition and economic efficiency in the industry, while providing benefits to consumers and boosting economic growth. The strategy paper also determined that competitive electricity markets must provide an electricity supply that is secure, continuous and fairly priced, which would require that this supply be monitored and regulated.

The document also highlighted the role of the regional electricity markets during the stage of transition from national markets to a broader, EU-wide electricity market.

The proposals in the document focus on the development of cross-border exchanges, the reinforcement of electricity interconnections between member states, the reduction of market concentration, security of supply, the adaptation of generation facilities and the customers’ right to choose their supplier. At the same time, the document respects the nature of universal service, supports renewable energies and the elimination of tax distortions, and defines a gas strategy and the role of coal-fired generation in the competitive market.

Security of supply

In December 2003 the European Commission proposed a set of legislative measures designed to encourage investment in the energy industry in order to strengthen competition and to make energy supply more secure.

The Parliament and the Council began to process the following drafts in 2004:

•	Directive concerning measures to safeguard security of electricity supply and infrastructure investment. On April 20, 2005, the Industry, Research & Energy (ITRE) Committee of Parliament finalized its report on the proposal, backing amendments that will focus the Directive more clearly on security of supply issues and reduce the degree of regulatory intervention in this issue. Parliament has postponed a plenary vote until July 2005 in the hope of concluding the legislative dossier with the Council of Ministers in first reading.

•	Directive on energy end-use efficiency and energy services to promote the rational use of energy in the EU. It sets a general target of 1.5% savings in end consumption to be achieved between 2006 and 2015.

•	Decision establishing guidelines for trans-European energy networks, aimed at promoting closer integration of the new EU member countries and neighboring regions in a European energy market.

•	Regulation on cross-border trading in the gas market. It is proposed to reinforce the internal gas market by establishing a new regulatory framework for Europe-wide transport, bearing in mind the peculiarities of the national and regional markets, while adhering to existing legislation on cross-border electricity trading. The draft is based on a set of guidelines agreed upon voluntarily by the European Gas Regulatory Forum (the Madrid Forum).

Nuclear industry

On October 26, 2004, the European Commission presented its first report on nuclear power plant decommissioning funds. This report reflects the differences existing among the 14 member states which own nuclear power plants in their management and collection of funds for decommissioning these plants, and highlights the fact that Spain is among the states which have advanced farthest in compliance with the criteria of transparency of management of these funds.

Kyoto Protocol

On October 22, 2004, the Duma or lower house of the Parliament of the Russian Federation ratified the Kyoto Protocol. Russia’s ratification removed the last barrier to the entry into force of the Protocol, since the adherence of Russia, which has a quota of 17.4% of world emissions, took the emissions level to over the 55% threshold established for the enactment and application of the Protocol in compliant countries.

On February 16, 2005, the Protocol became binding for the 121 countries which had ratified it, which do not include the U.S., with a quota of 35% of world emissions.

Emissions Trading Directive

On October 27, 2004, Directive 2004/101/EC was published, amending the Emissions Trading Directive (2003/87/EC) in order to establish a link between the European emissions trading scheme and the Kyoto Protocol’s so-called flexible mechanisms.

This link allows the use of emission credits generated through the so-called “clean development and joint implementation mechanisms” (projects executed outside and inside, respectively, countries on which the Kyoto Protocol imposes obligations for the purpose of reducing emissions) to fulfill the obligations imposed on member states by the Emissions Trading Directive.

National Allocation Plans and market for emissions allowance

The emission allowance market began to operate officially on January 1, 2005, although forward transactions had already been carried out in 2004. The official beginning was accompanied by a reduction in prices from approximately €8-9/tCO2 during much of 2004 to €6-7/tCO2 in 2005. With the final approval of most National Allocation Plans by the European Commission, the price has risen to the vicinity of €20/tCO2.

Directive on cogeneration

Directive 2004/8/EC, which promotes cogeneration based on useful heat demand in the internal energy market, was definitively approved on February 11, 2004. The Directive came into effect once it was published and will have to be transposed into the member states’ national laws.

The Directive establishes a legislative framework for the promotion and development of energy production by cogeneration, and sets a minimum requirement of 10% primary energy savings.

Directive on financial services

On April 21, 2004, Directive 2004/39/EC on financial instrument markets was approved. This Directive affects the energy industry since, for the first time, it has made EU financial regulations also applicable to derivatives involving commodities and energy.

The Directive establishes a number of obligations concerning preliminary authorization and reporting for the entities that trade in financial derivatives, which will also be subject to capital requirements.

It also includes a number of exceptions, some of them temporary, which will enable energy utilities to carry on for the time being with their electricity and fuel risk hedging and wholesale energy purchase and sale activities without any changes.

Regulation in Europe—countries in which we operate

Various regulatory changes have taken place in the European countries in which we operate, the highlights of which are outlined below.

Italy

Liberalization of the market and rates. Law 239 has been published, restructuring the Italian electricity sector and stating that, as of July 1, 2004, all consumers, except households, are eligible, which affects some 7 million customers. The complete liberalization of the market is set for July 1, 2007. Furthermore, new investments in facilities for regasification of liquefied natural gas may be exempt from the TPA rules for 80% of the new capacity, the powers of the Regulator have been confirmed, and additional local taxes are being introduced for upgrades and construction of new electric power stations.

The Italian Regulator has revised the electricity rates for the first quarter of 2005 based on fuel prices adjustment and the Single Buyer strategy. The Single Buyer is the entity in Italy that buys electricity on behalf of the captive market and resells it to distributors. The Italian Regulator has explicitly acknowledged that despite the significant rise in fuel prices, the Single Purchaser strategy allows it to limit the increase in rates for household customers to 1.5% for the applicable period.

On April 1, 2004, the Italian Power Exchange began operations, comprised of the following markets:

•	Energy market: Prior-day market and adjustment market with valuation of offers at the marginal price of the system.

•	Market for “dispatching services” (reserves and real-time dispatching) with “pay as bid” valuation of offers.

Beginning in March 2004, the Regulator has established and administered remuneration for the availability of capacity, in order to incentivize plants to be available during critical periods. The remuneration is quite low, but this mechanism is transitional and will be in use only until the end of 2005.

Costs of transition to competence. The Italian system of costs of transition to competence is defined through a series of decrees issued between 2000 and 2004. It is based on calculating unrecovered costs through a difference between recognized revenues and market revenues, calculated on an ex-post basis; in theory, this mechanism would have been repeated at the end of each year between 2000 and 2006.

In February 2003, a decree from the Ministry of Industry abolished the right to charge for costs of transition to competence as of January 2004, but it also abolished the hydraulic penalty as of January 2002, whereby the hydraulic generators were required to refund the portion of the rate collected equaling the fuel cost saved.

After the initial definitions, no payments had been made to the owners of the plants included in the costs of transition recovery policy.

Law-Decree 8/6/2004 establishes the sums that the generators will receive by virtue of costs of transition to competence for the years 2000, 2001, 2002, and 2003. The Law-Decree grants to the generators a total amount of €850 million for the period 2000-2003, of which we expect Endesa Italia will receive €169 million. The European Commission approved this mechanism in December 2004.

National Plan for Assignment of Emission Allowances. The Italian government submitted its National Plan for Assignment of Emission Allowances to the European Commission in July 2004, with an integration submitted in February 2005. Law-Decree 273 of November 12, 2004, enacted at the end of December 2004, established the rules for producers for requesting mandatory emission authorization as of January 1, 2005, and rules for transmitting historical data to the Ministry of the Environment for the assigning of CO2 allowances to each facility. Directive 2003/87/CE was officially enacted in Italy in April 2005.

On May 25, 2005, the European Commission approved Italy’s plan for CO2 emissions trading after Italy agreed to cut by 9% the amount of CO2 allowances forecasted for the sectors covered by the Emissions Trading Scheme Directive. The 9% cut represents a reduction of CO2, the main gas blamed for global warming, by 23 tons per year. It also paves the way for Italy to join the European Union ETS, which is the key element of the EU’s efforts to meet environmental commitments under the Kyoto Protocol. The European Commission has granted allowances to Italy for an annual average of 232.5 million tons of CO2 in the 2005-2007 trading period.

The Italian government also adopted EC Directive 2001/77 on renewable sources at the end of 2003. The principal new feature for Italian producers of thermal energy is that the obligation to purchase renewable energy production or “green” certificates (currently at 2%) is increased by 0.35% each year in the period 2004-2006.

France

France continues to be one of the European countries furthest behind in the process of energy liberalization.

On July 1, 2004, approximately 2.5 million electricity customers became eligible in France, resulting in the liberalization of the entire nonhousehold market, representing approximately 70% of the consumption of electricity. The total liberalization of the market will occur on July 1, 2007.

Law 2004-803, of August 9, 2004, corresponding to the European Directives for the markets for electricity and gas, changed the charters of the French state-owned electricity and gas companies, Électricité de France (EdF) and Gaz de France (GdF), respectively, and turned them into stock companies. The law introduced measures addressed to separating the management activities of the electricity and gas networks from other businesses, and established the transformation of RTE, the administrator of the electricity transport network, into a stock company whose capital will be wholly owned by EdF, the French government or other public agencies.

On January 3, 2003, the French government promulgated Law 2003-08, concerning the markets for gas, electricity and public energy service. The law determines the conditions for opening up the gas market to competition and establishes new rules concerning the public electricity service.

At the end of December 2003, the energy regulator in France (Commission Régulatrice de l’Énergie) established the conditions under which the electricity and gas markets will be opened up to professional consumers, which occurred on July 1, 2004, with the goal of increasing competition and aligning service quality and price. Moreover, it asked the French networks operator (RTE) to limit to 25 MW, as of November 1, 2003, the power of commercial transactions in the Franco-Spanish interconnection, in order to enable a larger number of agents to have access to them.

Regulation in Latin America

There are distinct regulations in the Latin American countries in which we operate, the highlights of which are outlined below:

Generation. These are generally liberalized markets in which private agents freely make investment decisions, based on the information furnished by the authorities. In all the countries there is a centralized dispatch based on variable costs of production, which, depending on the country, are partially dollarized. These variable costs determine the marginal price of generation, except in Colombia, where the dispatch is based on bid prices. In Brazil the new model currently being implemented asserts that the spot market has a reduced role in the formation of the wholesale price, encouraging the creation of a market of contracts through a system of bids, supervised by the State, for the supply of existing and new energy.

Distribution. In the five countries in which the Group operates, the sale price to non-liberalized customers is regulated and based on the purchase price to the generators, plus a component for the added value of the distribution activity. In Argentina, Chile and Peru, the purchase price of the distributor is tied by regulation to the marginal cost of generation. In the Argentine case, this price, revised quarterly, had not been adjusted from November 2002 to February 2004, on which date it was increased only for the major client segment. Subsequently, it was adjusted two more times during the course of 2004. In Brazil the purchase price is regulated, and at present there are two instances of prices set by the authority. The first involves those applied to the contracts approved by the authority and known by the name of “initial contracts,” and the second involves the “normative value,” which is a reference price set by the authority for different technologies and representing a limit value that the distributor can pass on to its regulated customers. With the implementation of the new model, prices resulting from the energy auctions will be taken into account. In Colombia the purchase price is obtained in open and public bidding with the generators, but the transmission of energy to the end consumer reflects the efficiency of the distributors as a group arranging prices with the generators.

Liberalized customers. The limits on making free contracts for supply in each country are as follows:

COUNTRY	MW (MINIMUM)
Chile	2.0	(*)
Argentina	0.03
Colombia	0.1
Peru	1.0
Brazil	3.0

(*)	As of March 2007, the eligibility limit will be lowered to 0.5 MW.

Limits on integration and concentration. In general, vertical integration is permitted if the operations have separate bookkeeping. In Argentina, however, there are restrictions on generators or distributors being majority shareholders of transport companies. In Peru, a permit is required for those companies that hold more than 5% of a particular business segment to gain an equity stake in a company in another segment. In Colombia, the companies created after 1994 cannot become vertically integrated, and there are restrictions on generators or distributors being majority shareholders in transport companies. In Brazil, the integration of generation and distribution is limited to 30%. In Chile, the new “Corta” Law, approved during 2004, places limits on generating or distributing companies having an equity stake in transport companies and limits the participation by transport companies in the generation and distribution sectors.

As for concentration, in Argentina there is no set limit on horizontal concentration. The law limits itself merely to defending the conditions of competition, expressly prohibiting transactions that imply unfair competition or abuse of a dominating market position. In the case of consolidations or mergers between agents in the same segment, the rules require permission from the regulator. In Brazil, there are limits on concentration for both generation and distribution, both on the national level and for the electricity subsystem. On the national level, a 20% concentration is permitted in both segments; for the electricity subsystem, the limit is 35% in the northern and northeastern subsystems and 25% in the south-southeastern and center-western subsystems. In Peru, on the other hand, there is no limit on concentration; one merely needs to obtain a permit from the authorities to acquire another company if the resulting company’s holdings would exceed 15% of the particular segment. In Chile, there is no limit at present. In Colombia, the maximum value of horizontal concentration is limited to 25% of the sector.

Access to the network. In Argentina, Brazil, Colombia and Peru, the right of access and the toll or access price are regulated by the authority. In Chile, these prices are set by a regulated system similar to that for the rest of the countries.

Chilean Regulatory Framework

Electricity Systems. Chile’s electricity industry is organized into four separate electricity systems, the most important of which is the Sistema Interconectado Central (Central Interconnected System) (SIC), which covers the region that includes more than 90% of Chile’s population. The second most important system is the Sistema Interconectado del Norte Grande (Large Northern Interconnected System) (SING), which covers the northern mining region of Chile. The other two systems are located in the southern region of Chile, providing electricity to remote areas without significant consumption.

Regulation. The primary regulation in Chile is Electricity Law DFL No. 1 of 1982 and Regulation 347. In March 2004 a significant modification to the Electricity Law was approved in the Congress (“Short Law”). The new features introduced by this initiative are the modification of the payment for use of the transport networks, the future decrease of the eligibility threshold to 0.5 MW (as of March 2007), the lowering of the price differential between regulated and liberalized prices, in an effort to fix the regulated prices, to 5% from 10%, the creation of a committee of experts to resolve disputes in the sector and the application of specific mechanisms to remunerate the ancillary services. Recently, another initiative known as “Short Law II” was approved by the Senate. This initiative aims to enhance investment in generation and to provide stable, long term pricing based on long term energy contracts among generators and distributors based on the bidding process. During the transition period, March 2005 through December 2008, distributors which could not obtain a contract in the past may settle at marginal cost. As a result of this initiative, it is expected that prices in the long term will allow investment in GNL plants.

Activities. Production, transmission and distribution activities are legally separated in Chile. Production and distribution companies may supply electricity to eligible (unregulated) consumers (i.e., consumers with an installed capacity of at least 2 MW). Production, transmission, distribution and sale to consumers with maximum consumption capacity less than 2 MW are regulated.

Distribution Tariffs. The regulated distribution tariffs are set every four years, based on a model company. The rate to end customers is set as the sum of the prices of generation (bare price) and the regulated distribution charge or added value for distribution (AVD). The AVD allows for efficient operating costs, as well as a return on a standard value of investment. The current rates took effect on November 1, 2004.

Regulatory Bodies. The following are the primary regulatory bodies in Chile and their respective functions:

•	The Ministry of Economy sets the regulated prices for distribution and generation and grants definitive concessions.

•	The Comisión Nacional de Energía (National Energy Commission) (CNE) is a technical agency with ministerial rank that, among other things, develops and coordinates the plans, policies and rules for governing the Chilean energy sector, advises governmental agencies on all matters related to energy and conducts technical studies for determination of regulated prices.

•	The Superintendencia de Electricidad y Combustibles (Superintendancy of Electricity and Fuel) (SEC) is the agency responsible for oversight.

•	The CDECs, which are industry groups comprised of generation and transmission companies, are responsible for coordinating the operation of the interconnected systems in order to guarantee the safety of service, minimize cost operations, and grant easements to the lines of transportation. In addition, they are responsible for valuing the transfers of energy and power between their member generation and transmission companies. There are currently two CDECs: the CDEC for the Central Interconnected System and the CDEC for the Great Northern Interconnected System, CDEC-SIC and CDEC-SING, respectively.

•	The Committee of Experts: Created by the Corta Law, its primary duty is to resolve disputes in the sector.

Limits on Property. In Chile, there are no maximum limits on vertical or horizontal integration in the electricity industry.

Colombian Regulatory Framework

Electricity Systems. The main electricity system in Colombia is known as the Sistema Interconectado Nacional (SIN). Other isolated systems supply electricity to rural areas.

Regulation. Law No. 142 of 1994 provides the broad regulatory framework for the provision of residential public services, including electricity, and Law No. 143 of 1994 (the “Colombian Electricity Law”) provides the regulatory framework for the generation, trading, transmission and distribution of energy. The detailed regulations of the electricity industry are promulgated by the Comisión de Regulación de Energía y Gas (Energy and Gas Regulatory Commission) (CREG).

Activities. Production, transmission, distribution and supply of electricity are legally separated in Colombia. The sellers, which may be generators, distributors or independents, are permitted to sell electricity to eligible and ineligible customers. Eligible customers are those with a maximum demand greater than 100 kW. The transmission, distribution and sale of electricity to ineligible customers are regulated activities. The purchasing mechanism of the sellers involves open and public bidding, which is subsequently reflected in the purchase cost, taking the average for all purchases of the rest of the sellers to the segment of ineligible customers. Sale to eligible customers is a liberalized activity.

Distribution Tariffs. The distribution tariffs in Colombia are set for periods of five years, according to the average cost recognized for the distribution activity and depending on the voltage levels. For the period 2003-2007, the methodology has defined a formula for repayment of a new replacement value plus operating and maintenance costs, producing a certain mean-weighted cost of capital.

Regulatory Bodies. The following are the principal regulatory bodies in Colombia and their respective functions:

•	Ministerio de Minas y Energía (Ministry of Mines and Energy) (MME) is primarily oriented to defining and maintaining the conditions for adequate functioning of the market, for which it has regulatory and basic planning authority.

•	Superintendencia de Servicios Públicos y Domiciliarios (Superintendancy of Public and Residential Services) (SSPD) is an oversight agency.

•	Comisión de Regulación de Energía y Gas (Energy and Gas Regulatory Commission) (CREG) is the regulatory arm of the MME. Its directorate is presided over by the Minister of Mines and Energy and is composed of eight members, three of whom are government representatives and five of whom are independent experts. The decisions by this entity are adopted by majority, although an affirmative vote of at least one of the government’s representatives is required.

•	Consejo Nacional de Operación (National Operations Council) (CNO) is responsible for guaranteeing the secure, reliable and economic operation of the national interconnected system. The CNO is comprised of representatives from the generation, distribution and transport sectors.

•	Centro Nacional de Despacho (National Dispatch Center) (CND), together with the Centros Regionales de Despacho (Regional Dispatch Centers) (CRD), is responsible for the planning, oversight and control of the integrated operation of the resources for generation, interconnection and transmission over the short term.

Limitations on Ownership. In Colombia, horizontal concentration is limited to the following percentages. Generation: 25% of nominal capacity of the system (allowing for international interconnections), commercialization: 25% of energy sales to end users in the SIN, and distribution: 25% of energy distributed to end users in the SIN. The percentage share of a company is calculated based on the market share achieved from direct and indirect ownership of companies active in the market. In addition, the government establishes a power band that determines the maximum capacity which any one generating company can control in Colombia. In the last calculation for 2003, the band was set at 4,250 MW.

With regard to vertical integration, the Empresas de Servicio Público (Public Service Companies) (ESP) formed prior to Law No. 143 and already vertically integrated as of the date of its promulgation can continue to be integrated, but with separate bookkeeping for each type of business.

ESPs formed after Law No. 143 was issued can simultaneously carry on the activities of generation-supply or distribution-supply, respectively. In addition, these companies may not integrate (or must integrate subject to existing limits) the activities of generation-transmission, generation-distribution, transmission-distribution, and transmission-supply. Integration between generators and distributors is permitted provided the stake of either company in the capital stock of the other does not exceed 25%. The government is not restricted from participation in any of the activities of the sector.

Argentine Regulatory Framework

Electricity Systems. Argentina’s electricity industry is organized into two separate electricity systems, the most important of which is the Sistema Argentino de Interconexión (Argentine Interconnection System) (SADI), which includes approximately 96% of the country’s installed capacity. The second system, the Sistema Patagónico, is located in the southern region of the country. A plan is currently underway to connect the two systems through a 500 kV line.

Regulation. The electricity sector in Argentina is regulated primarily pursuant to Law No. 24,065 (Electrical Energy Code), in effect since 1992. The Compañía Administradora del Mercado Eléctrico Mayorista (Administrative Company of the Wholesale Electricity Market) (CAMMESA) is responsible for the operation of the wholesale electricity market in Argentina.

Activities. Production, transmission, distribution and supply activities are legally separated in Argentina. There are three categories of eligible customers that may freely negotiate contracts with electricity suppliers, depending on their peak demand: the Grandes Usuarios Mayores (Major Large Users) (GUMAs) (maximum demand equal to or greater than 1000 kW and minimum energy consumption of 4.38 GWh), the Grandes Usuarios Menores (Minor Large Users) (GUMEs) (maximum demand equal to or greater than 30 kW and less than 2000 kW), and the Grandes Usuarios Particulares (Particular Large Users) (GUPAs) (maximum demand equal to or greater than 30 kW and less than 100 kW). GUMAs have the obligation to contract at a minimum 50% of their demand, and may buy the remainder on the spot market. GUMEs and GUPAs must contract 100% of their demand with a generator or merchant recognized by the Mercado Eléctrico Mayorista (Wholesale Electricity Market) (MEM).

Distribution Tariffs. The distribution tariffs for regulated customers are set every five years as the sum of the costs of generation (wholesale market) and the costs of distribution, in an effort to reflect the marginal costs of the network. The first tariff revision was scheduled to occur in 2002, but due to the promulgation by the Argentine government in January 2002 of Law No. 25,561, on public emergency and reform of the exchange rate system, which modified the dollar-peso parity, the tariff revision for public services has been suspended. To mitigate this disequilibrium somewhat, Law No. 25,561 also provided for a renegotiation of the concession contracts for the public services, assigning this task to the Ministry of Economy and to the Ministry of Federal Planning, Public Investment and Services, through the Unidad de Renegociación y Análisis de los Contratos de Servicios Públicos (Unit for Renegotiation and Analysis of Public Services Contracts) (Uniren). As of the date of this annual report, an agreement has been reached with Uniren which establishes a Transitional Tariff Regulation starting on November 1, 2005, with an increase in the average distribution tariff of no higher than 15%, submits for the approval of the authorities the payment of dividends during the period of Transitional Tariff Regulation and includes other provisions related to investments and quality of service. Additionally, the agreement establishes an Integral Tariff Review between the signing date of the Letter of Understanding and September 30, 2006. This process will set the new tariff regulations that will come into force on November 1, 2006 for a period of five years, under the authority of the National Electricity Regulatory Entity, in accordance with Law No. 24.065.

Regulatory Bodies. The following are the principal regulatory bodies in Argentina and their respective functions:

•	The Secretaría de Energía (Energy Secretariat) (SE) promulgates regulations that establish the procedures for load dispatching and economic transactions of the Argentine wholesale electricity market.

•	The Ministerio de Planificación and Ministerio de Economía, through the Unidad de Renegociación y Análisis de los Contratos de Servicios Públicos (Unit for Renegotiation and Analysis of Public Services Contracts), is in charge of the renegotiation of concession contracts.

•	The Ente Nacional Regulador de la Electricidad (National Electricity Regulating Agency) (ENRE) is a decentralized agency, responsible for ensuring compliance by transmission and distribution companies with the obligations set forth in the concession contracts granted by the Argentine national executive branch, and with the general rules of the Argentine regulatory framework for the electricity industry. In connection with these responsibilities, the ENRE promulgates regulations necessary to implement control mechanisms, imposes penalties and approves tariffs applicable to concessionaires.

•	Compañía Administradora del Mercado Eléctrico Mayorista (Administrative Company of the Wholesale Electricity Market ) (CAMMESA) is responsible for the operation of the wholesale electricity market in accordance with the directives issued by the Energy Secretariat. CAMMESA performs load dispatching and clears commercial transactions for energy and power.

•	Enarsa: Law No. 25,943, promulgated on November 2, 2004, created the public corporation Enarsa, with authority to carry out by itself, through third parties or in partnership with third parties, the study, prospecting and exploitation of solid, liquid and/or gaseous hydrocarbon deposits, the transport, storage, distribution, commercialization and industrialization of these products and their direct and indirect derivatives, as well as providing the public service of transmission and distribution of natural gas. Furthermore, Enarsa can, by itself, through third parties or in partnership with third parties, generate, transport, distribute and commercialize electrical energy.

Limits on Property. In Argentina, transmission companies that hold concessions cannot buy or sell electricity. Generation companies, distribution companies and large users of electricity cannot own or be majority shareholders of transmission companies. In order for two or more transmission or distribution companies to merge, they must obtain authorization from ENRE. ENRE must also authorize purchases of shares of distribution and transmission companies by other distribution and transmission companies, respectively. Suppliers may sell up to 5% of the annual energy demand in the electricity market.

Economic Emergency Measures. In January 2002, the Argentine government adopted Law No. 25,561, on public emergency and reform of the exchange rates system. This law did not derogate the Electrical Energy Code, but it did introduce changes in the overall functioning of the Argentine economy and, in particular, introduced significant financial and economic disequilibrium into public services companies. Indeed, this law establishes that the rates for public services and local contracts shall be in Argentine pesos and authorizes the Argentine National Executive Branch to renegotiate concession contracts with privatized companies. As of the date of this annual report, distribution companies are in the process of renegotiation of their concession contracts with the Argentine government. We cannot predict the outcome of these negotiations.

Foninvemen. In mid-2004, the Energy Secretariat resolved to create a fund (Foninvemen) earmarked for financing the necessary investments to increase the supply of electrical capacity in the wholesale electricity market, inviting the private electricity generators to participate. The government is committed to gradually restore the prices of the Argentine wholesale electricity market and to pay its debts to the generators as a consequence of the emergency economic measures adopted in January 2002. In turn, the generation companies are committed to participating in the fund, contributing the amounts set forth in Section 4(c) of Resolution 406/2003, with 65% of the debt between January 1, 2004 and December 31, 2006. The generation companies also are committed to active participation with CAMMESA in projects relating to new electricity generation. Together with other generation companies, we have accepted the invitation to participate in Foninvemen.

Brazilian Regulatory Framework

Electricity Systems. Brazil’s electricity industry is organized into one large, interconnected electricity system, known as Sistema Interconectado Nacional (National Interconnected System) (the “Brazilian SIN”), which is comprised of the southern, southeastern, central-western, northeastern and part of the northern regions of Brazil. In addition, there are several other small, isolated electricity systems.

Regulation. The regulatory framework for the electricity sector in Brazil is comprised of several articles from Brazil’s constitution, ancillary laws and rules and regulations promulgated by the Ministry of Mines and Energy. Brazil’s regulatory framework for the electricity sector has been modernized by Law Nos. 8,987 and 9,074 of 1995 (each pertaining to the public services concession contracts), Law No. 9,427 of 1996 (which created the Agencia Nacional de Energía Elétrica, or ANEEL) and Law No. 10,433 of 2002 (which restructured the wholesale energy market).

On March 16, 2004, the Brazilian Senate approved two laws (Nos. 10,847 and 10,848) confirming provisional measures MP 155 and 154 of December 2003. The provisional measures introduced a new regulatory model for the Brazilian electricity industry, involving sweeping changes in all its segments: generation, transmission and distribution. This legal initiative aims to address the situation which has negatively affected the electricity industry since the rationing of electricity in 2000 as a result of the serious drought and the low profitability of public companies. The measures are a move towards a less deregulated electricity industry, essentially based on a sole buyer controlled by the Federal State. Law No. 10,848 formally approved the new regulatory model, while Law No. 10,847 authorized the creation of the Empresa de Pesquisa Energética (Energy Research Corporation) (EPE), which is tasked with energy planning in Brazil.

On July 30, 2004, the Brazilian President promulgated Decree No. 5,163, governing the commercialization of electrical energy among the various agents of the Brazilian electricity sector and defining the processes for granting concessions and authorizations. This Decree is the outcome of the process of development of the new model for the electricity sector.

The basic features of the new regulatory model are:

•	Replacement of the Mercado Atacadista de Electricidad (Electricity Connection Market) (MAE) by the Cámara de Comercialización de Energía Eléctrica (Electrical Energy Commercialization Chamber)

(CCEE), which will be responsible for administering the market, carrying out the bidding for energy sales (existing and new energy), record keeping, and accounting for the purchase agreements and resolution of disputes.

•	Two energy markets are created, one free (known as “ACL”) and the other regulated (known as “ACR”).

•	Bidding on energy contracts in the short, medium, and long term (between 15 and 35 years for new energy, and between 3 and 15 for existing energy) is encouraged, with differentiated treatment. Existing energy is that of power stations and present day merchants which will compete for present day energy that is being discounted; the quantity of existing energy will be defined as a function of the assured energy which the Energy Research Corporation (EPE) determines to be not a new requirement. The new energy is that needed to supply the growth of the market, in which the agents will compete for the new generation projects determined by the government. A large auction of existing energy occurred at the end of 2004, and it is expected that auctions of new and existing energy will continue in 2005.

•	There is no change in the marginal system of setting short-term prices on the spot market. The dispatch will continue to be done in order of merit, using declared and audited variable costs.

•	The distributors are obligated to contract all their requirements through the bidding process. The rate transfer price for the distributors will be determined on the basis of the price of these bidding processes. The purchase of energy directly from related companies (direct self-dealing) will be eliminated unless achieved through the bidding process.

•	The methodology for setting distribution rates will remain unchanged, except for correcting the existing distortions in the pass-through of unmanageable costs, which is favorable to this business.

•	The State will play a greater role in the agencies and the development of regulations. As a result, the State will bear the responsibility for a guaranteed energy supply in the event of a shortage resulting from defective planning.

This new regulatory model will be implemented over a transition period which will last until 2008.

Activities: Production, transmission, distribution, and commercialization activities (the latter of which is minimally developed) are legally separated in Brazil. Eligible customers in Brazil are currently those customers who demand 3,000 kW or more annually. In accordance with the model for deregulation of the Brazilian energy sector established in 1995, existing concession contracts held by distribution and generation companies were divided into three contracts: one for the purchase and sale of energy, one for the use of the transmission system and one for interconnection. According to this model, the defined contracted capacity of electricity companies is to decrease by 25% annually as of 2003. These bundles of energy are to be publicly auctioned.

Distribution Tariffs. Distribution tariffs charged to regulated customers in Brazil are based on a system of maximum tariffs that a distribution company may charge and are established upon approval of each distribution company’s respective concession contract. The tariffs are subject to periodic review every four or five years and are updated annually subject to approval from ANEEL. Brazilian regulators carried out the most recent periodic tariff review in 2003.

Regulatory Bodies. The following are the present principal regulatory bodies in Brazil and their respective functions. These entities and their functions may change as the new model is implemented during the transition period:

•	The Agencia Nacional de Energía Eléctrica (National Agency for Electric Power) (ANEEL) is responsible for regulation and oversight of the energy sector and has the power to grant concessions. ANEEL is an arm of the Ministerio de Minas y Energía (Ministry of Mines and Energy) (MME) and has decentralized authority for purposes of oversight and administrative management, with branch offices in each Brazilian state.

•	The Operador Nacional del Sistema (National System Operator) (ONS) is a private, nonprofit corporation in which concession holders and eligible customers participate as members with voting rights and consumer representatives participate as members without voting rights. The ONS is responsible for the coordination and supervision of the generation and transmission of energy in the Brazilian SIN.

The following agencies will be created during implementation of the new regulatory model:

•	The Empresa de Pesquisa Energética (EPE) will be responsible for the planning and development of the growth of the Brazilian electricity sector.

•	The Comité de Monitoramiento del Sector Eléctrico (CMSE) will monitor the Brazilian electricity sector.

•	The Cámara de Comercialización de Energía Eléctrica (CCEE) will replace the Mercado Atacadista de Energía, which processes all energy purchase and sale activities through bilateral contracts and short-term transactions. The CCEE will be the sole purchaser of energy.

Limitations on Property. As of the approval of the new regulatory model, the various segments of the Brazilian electricity sector have been legally separated. As a result, electrical distribution companies are subject to ownership limitations and are effectively vertically deintegrated. Distribution companies can not perform other electricity-related activities or have direct or indirect holdings in the capital stock of other distribution companies. Similarly, generation companies can not be affiliated with or controlled by distribution companies. Companies must comply with the new legal requirements within an 18-month term ending September 2005, which term may be extended for one additional 18-month term.

Peruvian Regulatory Framework

Electricity System. The Peruvian electricity industry is organized into a national interconnected electricity system known as Sistema Eléctrico Interconectado Nacional (the “SEIN”) and other isolated systems that provide electricity to rural areas.

Regulation. The main components of the Peruvian regulatory framework are Law No. 25,844 of 1992 (Law on Electricity Concessions) and Law No. 26,876 of 1997 (Antimonopoly and Anti-Oligopoly on the Electricity Sector).

Activities. Production, transmission and distribution activities are legally separated in Peru. Production and distribution companies may supply electricity to eligible customers. The eligibility threshold is 1,000 kW. The transmission, distribution and sale of electricity to eligible customers are regulated activities, while the supply to eligible customers is liberalized.

Distribution Tariffs. Distribution tariffs are set every four years based on a charge for value added from distribution (VAD) which takes into account certain distribution costs based on a distribution company with model efficiency. End customers are subject to the bar price plus the VAD. A review of the distribution tariffs began in July 2004 and will take effect in November 2005.

Regulatory Bodies. The following are the principal regulatory bodies in Peru and their respective functions:

•	The Ministerio de Energía y Minas (Ministry of Energy and Mines) defines Peru’s energy policies, regulates matters pertaining to the environment, grants, monitors and terminates concessions for generation, transmission and distribution activities.

•	The Organismo Supervisor de Inversión en Energía (OSINERG) is the regulatory and oversight body and reports to the Presidency of the Council of Ministers.

•	The Comité de Operación Económica del Sistema (COES) coordinates the centralized dispatch of electricity and operates the spot market and the power transfers market. The board is comprised of eight representatives of generation companies with more than 1% of the installed capacity of the system and which supply more than 15% of the energy produced. The board also includes one representative of the principal transmission system. Participation on the board of the COES by any economic group is limited to two members.

•	The Antimonopoly Commission is overseen by the Instituto de Defensa al Consumidor y la Propiedad Intelectual (Institute for Defense of the Consumer and Intellectual Property) (INDECOPI).

Limits on Property. Authorization is required for the horizontal integration of generation, transmission and distribution activities which result in a market share equal to or greater than 15%. Authorization is required for the vertical integration of generation, transmission and distribution activities which result in a market share greater than or equal to 5%, either before or after the integration.

Reform of the Electricity Sector. In December 2004, regulators, electricity operators and the Ministry of Mines and Energy jointly prepared a series of legislative changes to reform the Peruvian electricity sector, resulting in Law No. 28447. These changes seek solutions particularly in the areas of price signals and contracting, such as regulatory stability, securing adequate profitability and contracting between electricity operators.

The primary regulatory changes are:

•	Modification of the methodology for determining the regulated price (bar price), switching from a six-month calculation with a four-year projection basis to an annual calculation with a three-year basis, taking into account the prior actual year and a two-year projection.

•	Temporary suspension of the penalties against distributors for failing to have energy supply contracts as mandated by law.

•	Creation of a commission to develop alternatives for modernizing the current contracting scheme.

C. ORGANIZATIONAL STRUCTURE

We operate through the following wholly-owned subsidiaries in our principal lines of business.

Electricity and gas

Endesa Generación, S.A. (“Endesa Generación”) operates our generation and mining assets and conducts our renewable energies and cogeneration operations.

Endesa Red, S.A. (“Endesa Red”) conducts our regulated electricity transmission and distribution activities, as well as our supply activities under the tariff system, through Endesa Distribución Eléctrica, S.L., and provides commercial support to our energy companies through Endesa Operaciones y Servicios Comerciales, S.L. Our natural gas distribution is conducted through Endesa Gas S.A. (“Endesa Gas”) and other natural gas distribution companies in which Endesa Gas holds stakes.

Endesa Europa, S.L. (“Endesa Europa”) was created to consolidate our presence in Europe and to take advantage of the organic growth of the markets in which we operate (other than Spain and Portugal), centralizing the administration and management of our investee companies in Europe. Our European investee companies are Endesa Italia and Snet.

Endesa Internacional, S.A. (“Endesa Internacional”) concentrates our presence in the Latin America market. Endesa Internacional integrates our stakes in, among other investees, Enersis, S.A. (“Enersis”) and Endesa Chile, S.A. (“Endesa Chile”).

Endesa Energía, S.A. (“Endesa Energía”) conducts marketing activities in the deregulated market in Spain and the rest of Europe.

Other Businesses: Non-Core Businesses

Endesa Servicios, S.L. (“Endesa Servicios”) integrates all of our support services for our and our investees’ benefit.

Endesa Participadas, SA (formerly “Endesa Diversificación”) holds our stakes in Auna (32.7%), Euskaltel (10%) and Smartcom (100%).

The chart on the following two pages illustrates the structure and holdings of Endesa and its significant subsidiaries at December 31, 2004. For a list of our subsidiaries, their country of incorporation and our percentage interest (voting and economic) in such subsidiaries, see Note 1 to our consolidated financial statements.

endesa
ENDESA ENERGIA
ENDESA ENERGIA XXI
SODESA
ENDESA DIVERSIFICAC.
NUEVA NUINSA
EMALSA
A U N A
SMARTCOM
ENDESA FINANCIAC. FILIALES
ENDESA NET FACTORY
ENDESA SERVICIOS
I.E.B.V.
ENDESA CAPITAL FINANCE
TENEGUIA GF S.COM.
R.E.E.
ENDESA RED
DEPCSA
ENDESA DISTRIB. ELECTRICA
ENDESA OPS.Y SERVS. COMERC.
ENDESA GAS
GAS ARAGON
GESA GAS
DISTRIB. REG. DE GAS
GASIF. REG. CANARIA
MEGASA
NQF GAS
ENDESA GENERACIÓN
CARBOEX
C I L
EASA I
EASA II
E C Y R (x)
ENCASUR
GESA II
UNELCO II
CARBOPEGO
ELCOGAS
PEGOP
TEJO ENERGIA
A.I.E. ASCÓ - - VANDELLÓS
A.I.E. TRILLO- -ALMARAZ
NUCLENOR
ENDESA INTERNAC.
DOCK SUD
FORTALEZA
ETEVENSA
PIURA
CIEN
CTM
TESA
ENDESA CHILE
CEMSA
EMGESA
PANGUE
COSTANERA
EDEGEL
PEHUENCHE
BETANIA
CACHOEIRA DOURADA
CELTA
CHOCÓN
INGENDESA
SAN ISIDRO
ENERSIS
C A M -GRUPO-
MANSO DE VELASCO -GRUPO-
SYNAPSIS -GRUPO-
CHILECTRA
C E R J
COELCE
CODENSA
EDELNOR
EDESUR
ENDESA EUROPA
ENDESA ITALIA
ENDESA ITALIA POWER & FUEL
IDAS
P.E. DI FLORINAS
ENDESA TRADING
ENDESA POWER TRADING
ERGON ENERGÍA
EUROSVILUPPO ELETTRICA
SOPROLIF
SNET
BIALYSTOK
SETCM
SETNE
SODELIF
SURCHISTE
ALTEK
SÉCHILIENNE
SEE

Our consolidated financial statements do not record any results from transactions between companies within the Endesa Group.

D. PROPERTY, PLANTS AND EQUIPMENT

See “—Business Overview”.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The following discussion of our operating results, financial condition and prospects is based on our audited consolidated financial statements included in this annual report. Such audited consolidated financial statements have been prepared in accordance with Spanish GAAP. For a reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP and a discussion of the significant differences between U.S. GAAP and Spanish GAAP, see Note 26 to our consolidated financial statements.

Overview

We are the largest electricity company in Spain in terms of installed capacity and market share in generation and distribution, with a presence in Italy, France, Portugal and North Africa and one of the largest private electricity company in Latin America. Our core business is energy. We are also involved in activities related to our core energy business such as renewable energies and cogeneration and the distribution and supply of natural gas. In addition, we hold interests in other businesses such as telecommunications.

Spain and Portugal

Full deregulation of the Spanish electricity market from January 1, 2003, and decisions by the Spanish government concerning, among others, ratemaking methodology, the treatment of nonmainland systems and the assignment of rate shortfall collection rights has increased regulatory certainty.

In 2004 we invested a total of €526 million in the generation business under the ordinary regime, of which €332.8 million was earmarked for the construction of new generating facilities. 265.7 MW of capacity, relating mostly to combined cycle plants, were added to our generating facilities in 2004, and 32.5 MW of capacity were retired, resulting in a net increase in our installed capacity of 233.2 MW. Endesa thus continues to have a generating capacity that is capable of producing all the power required by its own markets through the balanced use of the various technologies available, something that gives it a clear competitive edge over other operators.

We invested a gross amount of €1,078 million in our domestic distribution business, which represents a 49.7% increase compared to 2003, implemented a Quality Excellence Plan to give new momentum to our customer focus and strengthened our traditional roots in and proximity to the areas in which we provide our services by relocating the registered office of Endesa Red to Barcelona and that of Endesa Generación to Seville.

We had a market share of 41.8% in the production market and 41.5% in terms of power sold to end customers.

In 2004, we continued to grow in the natural gas market in Spain and Portugal, in which we had 573,388 end users at December 31, 2004.

Europe

We believe that we now have a presence in those countries in the Southern European region, namely Italy and France, which we consider to be of strategic value.

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

We have 14,053 MW of installed capacity and more than 10.9 million customers in Latin America.

In short, in 2004, our Latin American business benefited from the improvement of the economy in the region and the increase in demand for electricity in the countries in which we have a presence, making a positive contribution to the Company’s results, with a sound operating performance and a much stronger financial position.

Other

The Auna Group was profitable in 2004. In 2005, Endesa and the other principal shareholders of Auna decided to begin an orderly process whereby we and they may sell Auna.

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

Factors Affecting the Comparability of Our Results of Operations

Changes in the Composition of the Group

Year Ended December 31, 2004

Since January 2004, Endesa Cogeneración y Renovables (ECYR), which includes cogeneration and renewable energies businesses, and the Portuguese investments accounted under the equity method, have been organizationally integrated within the Spanish electricity business. The sizes of these businesses, for purposes of comparison, are immaterial relative to the national electricity business.

In September 2004 we completed our acquisition of a 65% controlling interest in the French producer Snet when Endesa Europa acquired, in addition to its existing 30% stake, an additional 35% interest in Snet. As a result of the acquisition of the additional 35% interest, Snet, which had been accounted for previously by the equity method, was fully consolidated from September 2004 onwards.

In June 2004 Endesa Diversificación sold its 50.55% holding in Netco Redes. As a result, Netco Redes ceased to form part of the Group and, therefore, to be fully consolidated.

Also, in May 2004 Endesa Diversificación sold its 11.64% interest in Aguas de Barcelona. As a result, Aguas de Barcelona ceased to be accounted for by the equity method.

Certain companies were not consolidated in prior years because although they met the technical requirements for consolidation, they were immaterial to the Group as a whole. The following companies began to be fully consolidated or accounted for by the equity method in 2004:

Full consolidation:

•	Nueva Nuinsa, S.A.

•	Explotaciones Eólicas Saso Plano, S.A.

•	Sociedad Eólica de Tarifa, S.A.

•	Proyectos Eólicos Valencianos, S.A.

•	Inversiones Eléctricas Quillota, S.A.

Equity method :

•	Minicentrales de Canal Imperial-Gallur, S.L.Ergon Energía, S.R.L.

•	Empresa Mixta de Aguas de las Las Palmas, S.A.

•	Elcogas, S.A.

Year Ended December 31, 2003

In January 2003, Endesa Diversificación partially split by means of a segregation of the financial interest it held in Endesa Gas, providing this interest to Endesa Red. Though this operation, Endesa Gas has been organizationally integrated within the Spanish electricity business. The size of Endesa Gas, for purposes of comparison, is immaterial relative to the national electricity business.

On December 22, 2003, we entered into an agreement with SCH pursuant to which we acquired effective control over the shares of Endesa Italia held by SCH, which resulted in our control of 85% of the voting rights at

Endesa Italia. Therefore, our audited consolidated financial statements as at and for the year ended December 31, 2003 were prepared providing for an 85.3% interest of Endesa, S.A. in Endesa Italia as of December 22, 2003, which resulted in a decrease of minority interests and in an increase in other long-term creditors of €817 million corresponding to the amount we owed SCH for the acquisition of the 34.3% interest it held in Endesa Italia.

We have not consolidated Rio Maipo’s results of operations for the fiscal year ended December 31, 2003 in our consolidated financial statements because Enersis sold its interest in such company. We have not consolidated Made Tecnologías Renovables, S.A.’s results of operations after July 1, 2003 because we sold our interest on such date. As a result of the sale of our interest in Repsol YPF, S.A., we have not accounted for Repsol YPF, S.A. under the equity method in our consolidated financial statements for the year ended December 31, 2003.

In 2003, we recovered €658 million recognized on our balance sheet at December 31, 2002 as a liability related to the financing of the tariff deficit for our regulated activities in the years 2000-2002.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available under Spanish GAAP and U.S. GAAP. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that of our significant accounting policies the following may involve a high degree of judgment: property, plant and equipment and other long-lived assets; goodwill; net investment hedges; provisions; revenue recognition, derivatives and defined benefit pension plans and other post-retirement benefit plans.

Property, Plant and Equipment and Other Long-Lived Assets

Under both Spanish GAAP and U.S. GAAP, property, plant and equipment and other long-lived assets are recorded at cost and are depreciated over their estimated useful lives. The estimated useful lives of our generation and distribution facilities range from 25 to 40 years. A significant variation in the estimated useful life of a material amount of property, plant or equipment or other long-lived assets could have a material impact on our operating results in the period in which the estimate is revised and subsequent periods.

Additionally, under Spanish GAAP, property, plant and equipment and other long-lived assets are impaired when their book values exceed their respective fair values. Under U.S. GAAP an impairment loss should be recognized where an impairment review indicates that the sum of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying value of the assets exceeds its fair value. The determination of property, plant and equipment and other long-lived asset fair value is calculated on the basis of the future discounted cash flows to be generated by the assets, including the remuneration for the transition to competition. The factors considered in the determination of the fair value depend upon the company’s expected sale prices, demand in the electricity market, interest rates, exchange rates and other factors, all of which have a significant effect on the calculation. The amount of property, plant or equipment or other long-lived asset impairment could have a material adverse impact on our operating results in the period depending on the estimations made. At December 31, 2004, December 31, 2003 and December 31, 2002, our directors consider that the book value of the revalued assets does not exceed their market value.

During 2004 we modified the estimated useful life of our nuclear power stations from 30 to 40 years, effective January 1, 2004, which resulted in a €98 million decrease in depreciation charges in 2004 than would have been the case otherwise. We do not expect any further future material changes in the determination of the useful life of our property, plant and equipment, except for changes due to any unpredictable future technology development.

In light of the fact that estimating the fair value of our property, plant and equipment takes into consideration various variables that are interconnected, it is not feasible to predict the likelihood of changes in such variables.

Goodwill

Under Spanish GAAP, the difference in consolidation between the purchase price paid in cash for which the investment in a subsidiary is recorded and the participation of the parent company in the equity of the subsidiary should be allocated to the identified assets and liabilities of the subsidiary, up to the limit applicable to the parent’s investment in the difference between the book value and the fair value of the related item. The remaining difference, if positive, should be shown on the asset side of the consolidated balance sheet as goodwill and should be amortized over a maximum period of twenty years, since this is deemed to be the average period over which the investments made will be recovered. Acquisitions through the exchange of shares are recorded as pooling of interest in most cases under Spanish GAAP.

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

Under Spanish GAAP, goodwill impairment is calculated based upon the difference between the fair value and recorded value of each individual subsidiary, a much lower level than U.S. GAAP reporting units. An impairment for Coelce has been recorded for €57 million.

Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2004, our directors considered that the goodwill recorded will be able to be recovered in full.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets is recorded as goodwill.

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill related to subsidiaries and equity method investments is no longer amortized over its estimated useful life. Goodwill on consolidated subsidiaries is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

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

Since under Spanish GAAP goodwill for each reporting unit is tested based upon much less financial information than under U.S. GAAP, the Spanish GAAP goodwill writeoffs have been properly reversed.

In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

On January 1, 2002 we determined that no impairment was required for the adoption of SFAS No. 142. At December 31, 2002, as a result of the decline in the value of companies in the telecommunications industry and the subsequent test performed for Smartcom, an adjustment was recorded. The goodwill impairment analysis that we conducted as of December 31, 2004 did not suggest that any such impairment was likely in a future period.

Hedges of assets in foreign currency

Under Spanish GAAP, until December 31, 2003 we had established hedges of assets in foreign currency, which consisted of a tandem currency in a foreign currency net investment hedge for all of our investments in Latin America (basically Chile). We have hedged our net investment investments in Chilean pesos (hedge item) with loans and financing in U.S. dollars, since both currencies had a high correlation with respect to the euro.

The main variable that we had to consider in this hedge strategy was the level of past correlation between the Chilean peso to the euro and the U.S. dollar to the euro and its impact in the assignation of this hedge relationship. In addition, we had to evaluate if there was any significant indicator that could exist that could impact negatively in a high correlation level. Future movements of foreign currencies are not predictable, therefore our hedge strategy bears an inherent risk that correlation of analyzed currency could fall from the necessary levels to maintain our hedge strategy.

In 2004 we discontinued our net investment hedge strategy and we established a new foreign currency cash flow hedge strategy in respect of our Latin America revenues that bear U.S. dollar currency risk. This new strategy considers a detailed analysis of our future U.S. dollar currency revenues streams in Latin America. Such analysis may change in the future due to new regulations limiting the amounts of U.S. dollar revenues and future Latin American electricity supply and demand conditions, both of which are risks inherent in our estimated revenues streams variables, and may change.

Under this new hedge strategy, exchange gains or losses of the hedged item are recorded as cumulative translation adjustments and are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Under U.S. GAAP such foreign currency cash flow hedge strategy was not a permitted hedging strategy since the hedging instrument was a nonderivative financial instrument.

We update our analysis in each quarter considering all available relevant facts and circumstances in order to evaluate any change in expected conditions.

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

We have not had any material change, nor do we expect any future material changes, in our estimation of unbilled revenues, except for any unpredictable future significant change in supply and demand conditions.

Provisions

Under both Spanish GAAP and U.S. GAAP, in order to calculate the amounts we record under “Provisions for Contingencies and Expenses”, it is necessary to evaluate and estimate the amounts that we may be required to pay in the future, including additional amounts in the form of taxes or pursuant to contractual obligations, or amounts owed in respect of the settlement of pending litigation or other contingent liabilities.

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

A significant contingency that we account for is the loss associated with uncollectible trade accounts receivable. The determination of such bad debt expense is based on factors such as historical write-off experience, agings of current accounts receivable balances, changes in operating practices, regulatory rulings, general economic conditions and customers’ behavior.

In 2002 the Argentine authorities decided to terminate the legally stipulated parity of the Argentine peso with the U.S. dollar that had been maintained in previous years. As a result of this decision, the Argentine currency suffered continual devaluations that reduced its value to less than a third of its previous value. The situation dragged the country into an exceptional situation with an economic crisis, high inflation and even restrictions on withdrawals from bank deposits. In this context, at 2002 year-end there was significant uncertainty regarding the actual value of the Argentine subsidiaries and, consequently, in accordance with the principle of prudence, we decided in 2002 and 2003 to record a provision under Spanish GAAP to cover the full amount of the investment made in Argentina, both in terms of shares and loans. Under U.S. GAAP, loss contingencies are accrued when it is probable that an asset has been impaired or a liability has been incurred as of the balance sheet date and the amount of the loss can be reasonably estimated.

Given the greater stability of both the Argentine economy and the peso in 2004, we reversed the €181 million provision maintained since the end of 2002 to cover our entire investments and loans in Argentina as permitted by Spanish GAAP. Under U.S. GAAP only those provisions considered probable (“events that are likely to occur”) and for which the amount of loss can be reasonably estimated can be recorded. None of the aforementioned variations in the provision had an effect under U.S. GAAP.

We have not had any other material change, nor do we expect any other future material changes, in our estimation of recorded provisions for contingencies.

Derivatives

We enter into financial instruments, including options, swaps, futures, forwards and other contractual commitments primarily to manage market risks related to changes in interest rates and foreign currency exchange rates, as well as changes in commodity prices, including costs of fuel for generation of power.

Under Spanish GAAP, premiums paid for these derivatives are deferred by the interest method. The gains or losses arising during the term of these derivatives transactions are allocated to income by the same timing of recognition method as that used to record the gains or losses arising on the underlying transactions hedged by these derivatives. We value open transactions at year-end that are not deemed to constitute hedging transactions, and we recognize the unrealized losses (cost higher than market price), if any, in our consolidated statement of income.

Under U.S. GAAP, these financial instruments are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and, prior to October 26, 2002, Emerging Issues Task Force (EITF) Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” The majority of financial instruments entered into by us are derivatives as defined in SFAS No. 133. SFAS No. 133 requires the recognition of derivatives in the balance sheet, the measurement of those instruments at fair value and the recognition in earnings of changes in the fair value of derivatives. This recognition is referred to as “mark-to-market” accounting. SFAS No. 133 provides exceptions to this accounting if (a) the derivative is deemed to represent a transaction in the normal course of purchasing from a supplier and selling to a customer, or (b) the derivative is deemed to be a cash flow or fair value hedge.

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

EITF Issue No. 98-10 required mark-to-market accounting for energy-related contracts, whether or not derivatives under SFAS No. 133, that were deemed to be entered into for trading purposes as defined by that rule. The majority of commodity contracts and energy-related financial instruments which we entered into to manage commodity price risk represented trading activities as defined by EITF Issue No. 98-10 and were therefore marked-to-market. On October 25, 2002, the EITF rescinded EITF Issue No. 98-10. Pursuant to this rescission, only financial instruments that are derivatives under SFAS No. 133 will be subject to mark-to-market accounting. Also, in 2002, in connection with the EITF’s consensus on Issue No. 02-3, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities,” additional guidance on recognizing gains and losses at the inception of a trading contract was provided.

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

Under Spanish GAAP, those derivatives that are not related to an economic hedge strategy are measured at fair value if such amount is lower than registered initial cost. Those derivatives assigned in an economic hedge strategy under Spanish GAAP have their effect recorded in order to offset the hedged risk of the underlying hedged item.

The fair values of derivatives are calculated on the basis of current interest rates and forward exchange rates, and on the fuel or electricity prices currently prevailing in the forward markets. These variables present an inherent risk of change over time due to future market conditions, but can be easily obtained. At each reporting period we evaluate these derivatives based upon present market conditions and adjust their respective amounts accordingly.

In addition, those derivatives assigned in an economic hedge strategy may have their assignation discontinued, which could impact the accounting treatment of such derivatives. Hedge assignation may change if the underlying hedge item ceases to exist or we decide to discontinue such hedge strategy based on present market conditions. In each reporting period we evaluate all hedges relationship of all those derivatives that were assigned into an economic hedge relationship in order to proceed with any necessary adjustment.

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

Our liabilities for pensions and early retirements are recorded considering mathematical/actuarial models that consider many variables unrelated to each other.

In light of the fact that the interest rate variable is the one variable that has the greatest impact on our calculation and is the variable most susceptible to future changes, set forth below we have disclosed the impact of a 100 basis point change in the estimated interest rate used in the calculation of our liabilities for pensions and early retirements:

Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit level. These assumptions change as market and economic conditions change and any change in any of these assumptions could have a material adverse effect on our reported results from operations.

Assuming a 1% change in discount rate, our projected benefit obligation and projected accumulated post-retirement benefit obligation would be €337 million for the year ended December 31, 2004.

Preliminary Guidance on Difference Between IFRS and Spanish GAAP

We are required to prepare consolidated financial statements in accordance with IFRS from January 1, 2005. The opening IFRS consolidated balance sheet will be prepared for the period beginning January 1, 2004. The Committee of European Securities Regulators has recommended that selected IFRS financial information be disclosed in advance of publication of such IFRS financial statements. In line with this recommendation, we are providing a summary of certain of the expected differences in the preparation of our consolidated financial statements on the basis of IFRS. The following summary is not an exhaustive description of the effects of preparing our consolidated financial statements under IFRS compared to Spanish GAAP. Additional significant effects on our consolidated financial statements may occur when they are prepared under IFRS due to new pronouncements from the International Accounting Standards Board (IASB) or pronouncements that are not endorsed by the E.U. commission prior to the preparation of our December 31, 2005 consolidated financial statements.

Principal Adjustments for the Consolidated Financial Statements of Fiscal Year 2004 (not including the effect of IAS 32 and IAS 39, to be implemented on January 1, 2005)

Incorporation of minority shareholders

Under Spanish GAAP, shareholders’ equity comprises only the funds of majority shareholders. However, under IFRS, shareholders’ equity comprises the funds of both minority and majority shareholders. Therefore, the shareholders’ equity reflected in our consolidated balance sheet for the fiscal year 2004, calculated under IFRS, includes €5,711 million of minority shareholders’ funds which were not included on our consolidated balance sheets as calculated under Spanish GAAP.

Recording goodwill in the functional currency of the acquired company

Under Spanish GAAP, goodwill is considered an asset of the acquiring company and therefore it is registered in the currency of that company. However, under IFRS, goodwill is considered an asset of the acquired company.

In accordance with these criteria, we registered part of the goodwill that arose out of the acquisition of certain of our Latin American subsidiaries in euro. However, under IFRS, such goodwill would be recorded in the applicable local currency. Subsequent to the acquisition of these subsidiaries, local Latin American currencies have depreciated as compared to the euro, such that the value of recorded goodwill is lower under IFRS than it is under Spanish GAAP.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total parent shareholders’ equity under Spanish GAAP at December 31, 2004 by approximately €263 million and minority shareholders’ equity by approximately €51 million.

Cancellation of expenses to be distributed across several fiscal years

Under Spanish GAAP it is possible, in certain circumstances, to record as an asset certain expenses as expenses to be distributed across several fiscal years. Under IFRS, this type of expense capitalization is not permitted.

Therefore, to conform our consolidated financial statements to IFRS, we have to write off certain expenses that were capitalized in connection with the restructuring of the staff to recover through CTCs. Furthermore, certain expenses incurred in connection with obtaining financing are no longer distributed across several fiscal years and are recorded as balance sheet liabilities under IFRS.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have reduced our total parent shareholders’ equity and minority interest under Spanish GAAP at December 31, 2004 by approximately €247 million and €9 million, respectively, and would have increased net income attributed to the parent company under Spanish GAAP by €23 million.

Amortization of goodwill

Under Spanish GAAP, goodwill must be systematically amortized within a maximum period of twenty years. We amortize goodwill under Spanish GAAP over a period of twenty years, considering this to be the average period of recovery of goodwill.

Under IFRS, goodwill and intangible assets with indefinite useful lives are no longer amortized, but are instead subject to an impairment test at least once a year.

As a result, the amortization of goodwill has been eliminated from the income statement, increasing our net income under Spanish GAAP as of December 31, 2004 by approximately €267 million, €52 million of which is attributed to minority shareholders and €215 million to the parent company.

Adjustment for inflation

Spanish GAAP allows adjustment for inflation for those entities which utilize such adjustments according to the GAAP of their country. In order to realize this adjustment under IFRS, the country in which a company conducts its business must be a hyper-inflationary country, in accordance with the established requirements of IFRS.

Based on our analysis, none of the countries in which we would make this inflation adjustment, namely Chile, Colombia and Perú, meets the conditions to be included in the category of hyper-inflationary countries. For this reason, the inflation adjustment has been reversed when converting the 2004 financial statements from Spanish GAAP to IFRS. We estimate that these changes to our accounting policies would have decreased our net income under Spanish GAAP as of December 31, 2004 by approximately €329 million, €191 million of which is attributed to minority shareholders and €138 million to the parent company.

Net of sales and purchases of energy

Under IFRS, certain sales of electricity in Spain must be netted because they represent the automatic pass-through of purchases of electricity. Therefore, neither the income nor the expenses appears under IFRS.

Based on our preliminary analysis, we estimate that these changes to our accounting policies would have decreased our sales and purchases under Spanish GAAP as of December 31, 2004 by approximately €4,228 million, with no effect on our net income under Spanish GAAP.

Based on our preliminary analysis, these adjustments, together with other adjustments for smaller amounts, will increase our total shareholders’ equity under IFRS by approximately €4,656 million as compared to our total shareholders’ equity under Spanish GAAP. Therefore, under IFRS and without applying IAS 32 and IAS 39, our total shareholders’ equity at December 31, 2004 would have been €14,133 million and our net income attributed to the parent company would have been €1,253 million.

Principal Adjustments Made at the Beginning of Fiscal Year 2005 Due to the Application of IAS 32 and IAS 39

Preference Shares

Under Spanish GAAP, preference shares of subsidiaries owned by third parties are accounted for under Minority Interest.

However, under IFRS, as these shares have the right to receive dividend payments when we have positive consolidated net income and thus are not able to decide whether to pay dividends to holders of these preference shares, these are considered liabilities and are classified as debt, decreasing our minority interest by €1,500 million.

Based on our preliminary analysis, we estimate that as a result of these adjustments, as well as other adjustments for smaller amounts, our total shareholders’ equity and net debt at the beginning of 2005 would have been approximately €12,498 million and €18,698 million, respectively, under IFRS.

Results of Operations for the Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

Prior to the year ended December 31, 2004, the results of operations of our cogeneration and renewable energies business were included within “Other Businesses”. For the year ended December 31, 2004, the results of operations of our cogeneration and renewable energies business are included within “Domestic Electricity Business”. Solely for purposes of our comparison of results of operations for the fiscal year ended December 31, 2004 versus the fiscal years ended December 31, 2003 and 2002, we have modified the results of operations of “Domestic Electricity Business” and “Other Businesses” for the fiscal years ended December 31, 2003 and 2002 to reflect the reclassification and make such results of operations comparable to those for the year ended December 31, 2004. The above modification has no effect on our consolidated results of operations. We intend to continue to use this presentation in the future because it more accurately reflects the way in which management evaluates the performance of our different lines of business.

In addition, in the year ended December 31, 2002, the results of operations of our gas business were included within “Other Businesses”. For the years ended December 31, 2003 and 2004, the results of operations of our gas business were included within “Domestic Electricity Business”. Solely for purposes of comparison of results of operations for the fiscal year ended December 31, 2004 versus the fiscal years ended December 31, 2003 and 2002, we have modified the results of operations of “Domestic Electricity Business” and “Other Businesses” for the fiscal year ended December 31, 2002 to reflect the reclassification and make such results of operations comparable to those for the years ended December 31, 2003 and 2004. The above modification has no effect on our consolidated results of operations. We intend to continue to use this presentation in the future because it more accurately reflects the way in which management evaluates the performance of our different lines of business.

The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

	2003	2004
	Total	Domestic Electricity Business (1)	Percentage Change from 2003	European Electricity Business	Percentage Change from 2003	Latin American Electricity Business	Percentage Change from 2003	Other Businesses	Percentage Change from 2003	Total
		(millions of euro, except percentages)
Operating revenues	16,644	11,299	3.7%	2,605	27.9%	4,140	14.3%	21	(74.7)%	18,065
Operating expenses	13,500	9,627	5.9%	2,211	25.0%	2,959	15.9%	26	(69.4)%	14,823
Purchases	9,309	6,740	6.0%	1,740	18.4%	1,732	20.6%	2	(95.8)%	10,214
Personnel expenses	1,186	888	6.1%	115	47.4%	277	6.5%	8	(27.3)%	1,288
Depreciation and amortization	1,606	1,054	(1.7)%	163	40.5%	419	1.5%	7	40.0%	1,643
Variation in operating provisions	57	28	(22.2)%	2	n/a	24	20.0%	(2)	n/a	52
Other operating expenses	1,342	917	15.6%	191	80.2%	507	19.9%	11	(45.0)%	1,626
Operating income	3,144	1,672	(7.5)%	394	47.0%	1,181	10.3%	(5)	(150.0)%	3,242
Financial revenues	915	42	(74.1)%	6	0.0%	373	(45.1)%	71	6.0%	492
Financial expenses	1,650	567	(12.5)%	79	54.9%	699	(20.6)%	74	4.2%	1,419
Financial income (loss), net	(735)	(525)	(8.0)%	(73)	(62.2)%	(326)	(63.0)%	(3)	25.0%	(927)
Income (loss) from associated companies	30	33	106.3%	10	(54.5)%	16	(11.1)%	25	n/a	84
Amortization of goodwill	289	—	n/a	90	(1.1)%	186	8.8%	36	33.3%	312
Non-operating income (loss), net	277	(131)	n/a	41	n/a	108	n/a	128	n/a	146
Consolidated income (loss) before taxes	2,427	1,049	(38.9)%	282	88.0%	793	28.3%	109	n/a	2,233
Corporate income tax	550	109	(75.3)%	104	126.1%	173	119.0%	14	n/a	400
Minority interests	565	69	27.8%	33	(36.5)%	350	(23.1)%	2	(50)%	454
Income (loss) attributable to the parent company	1,312	871	(28.8)%	145	178.8%	270	221.4%	93	n/a	1,379

(1)	Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

The following table shows net sales, operating income and net income for 2004 by principal lines of business.

	Net Sales	Operating Income	Net Income (loss)
	(millions of euro)
Domestic electricity business:	11,061	1,672	871
Generation	4,222	982	557
Distribution	5,454	556	297
Supply	2,181	100	60
Services	236	13	7
Corporate structure	158	9	(50)
Intercompany adjustments	(1,190)	12	0
European electricity business	2,559	394	145
Latin American electricity business	4,017	1,181	270
Other businesses	5	(5)	93

Total	17,642	3,242	1,379

Operating Revenues

Operating revenues increased 8.5% to €18,065 million in 2004 from €16,644 million in 2003 due to a 3.7% increase in operating revenues from our domestic electricity business to €11,299 million in 2004 from €10,901 million in 2003, a 14.3% increase in operating revenues from our Latin American electricity business to €4,140 million in 2004 from €3,623 million in 2003, a 74.7% decrease in operating revenues from our other businesses to €21 million in 2004 from €83 million in 2003, and a 27.9% increase in operating revenues from our European electricity business to €2,605 million in 2004 from €2,037 million in 2003.

Operating Expenses

Operating expenses increased 9.8% to €14,823 million in 2004 from €13,500 million in 2003 due to a 15.9% increase in operating expenses of our Latin American electricity business to €2,959 million in 2004 from €2,552 million in 2003 and a 5.9% increase in operating expenses of our domestic electricity businesses to €9,627 million in 2004 from €9,094 million in 2003, offset in part by a 69.4% decrease in operating expenses of our other businesses to €26 million in 2004 from €85 million in 2003 and a 25.0% increase in operating expenses of our European electricity business to €2,211 million in 2004 from €1,769 million in 2003.

Operating Income

Operating income increased 3.1% to €3,242 million in 2004 from €3,144 million in 2003 due to a 7.5% decrease in operating income of our domestic electricity business to €1,672 million in 2004 from €1,807 million in 2003, a 10.3% increase in operating income of our Latin American electricity business to €1,181 million in 2004 from €1,071 million in 2003, a 150% decrease in operating income of our other businesses of €(5) million in 2004 compared with operating income of €(2) million in 2003, and a 47.0% increase in operating income of our European electricity business to €394 million in 2004 from €268 million in 2003.

Operating Results by Business

Domestic Electricity Business

As a result of the following, operating income from our domestic electricity business decreased 7.5% to €1,672 million in 2004 from €1,807 million in 2003.

Net Sales. Net sales from our domestic electricity business increased 3.6% to €11,061 million in 2004 from €10,678 million in 2003.

The following table shows the breakdown of net sales from our domestic electricity business for 2003 and 2004.

	2003	2004	Percentage Change
	(millions of euro)
Sales of energy	10,272	10,578	3.0%
Competition transition costs	127	202	59.1%
Services	279	281	0.7%

Total	10,678	11,061	3.6%

The 3.6% increase in net sales from our domestic electricity business in 2004 was principally due to a 3.0% increase in sales of energy to €10,578 million in 2004 from €10,272 million in 2003, a 59.1% increase in competition transition costs to €202 million in 2004 from €127 million in 2003 and a 0.7% increase in services to €281 million in 2004 from €279 million in 2003.

The following table shows a breakdown of sales of energy from our domestic electricity business for 2003 and 2004.

	2003	2004	Percentage Change
	(millions of euro)
Mainland generation	3,066	3,019	(1.5)%
Generation in renewables/CHP	58	67	15.5%
Mainland distribution and transmission	4,097	3,869	(5.6)%
Supply	1,439	1,876	30.4%
Extrapeninsular systems (1)	980	971	(0.9)%
Compensation for extrapeninsular system (2)	201	343	70.6%
Gas (3)	176	325	84.7%
Other (4)	255	108	(57.6)%

Total	10,272	10,578	3.0%

(1)	Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) are shown separately in order to provide greater transparency with respect to our sales from operations due to the particular attributes of extrapeninsular production and generation.
(2)	Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our operations outside the Spanish mainland.
(3)	Includes sales of gas to regulated customers and unregulated customers.
(4)	Other consists basically of sales in the bilateral wholesale market and other sales.

The increase in net sales of energy by our domestic electricity business in 2004 was mainly due to:

•	a 30.4% increase in supply sales to €1,876 million in 2004 from €1,439 million in 2003; a 84.7% increase in sales of gas to €325 million in 2004 from €176 million in 2003; a 70.6% increase in compensation for extrapeninsular system revenues to €343 million in 2004 from €201 million in 2003; and a 15.5% increase in sales of energy generated in renewables and CHP by Endesa to €67 million in 2004 from €58 million in 2003, offset in part by:

•	a 1.5% decrease in sales of energy generated by Endesa in the Spanish mainland to €3,019 million in 2004 from €3,066 million in 2003; a 5.6% decrease in distribution and transmission sales in the Spanish mainland to €3,869 million in 2004 from €4,097 million in 2003; a 0.9% decrease in extrapeninsular system revenues to €971 million in 2004 from €980 million in 2003; and a 57.6% decrease in other revenues to €108 million in 2004 from €255 million in 2003.

Mainland Generation—Sales of energy generated by Endesa in the Spanish mainland decreased 1.5% to €3,019 million in 2004 from €3,066 million in 2003, principally as a result of:

•	a 6.2% decrease in the average price per KWh for sales of energy generated by Endesa in the Spanish mainland to the energy pool during 2004 to €0.0339 per KWh from €0.0361 KWh in 2003; and

•	a 3.7% increase in the amount of energy produced by Endesa sold through the energy pool in 2004 to 82,771 GWh, representing a market share of approximately 41.8% compared with an approximate market share of 46.0% in 2003.

The following table shows the breakdown of energy produced by us and the Spanish electricity sector on the Spanish mainland by type of generating facility for 2003 and 2004.

	Endesa		Spanish Electricity Sector
Type of Generating Facility	2003	2004	2003	2004
Nuclear	34.7%	33.3%	31.4%	30.8%
Coal	44.4%	44.9%	37.2%	37.3%
Hydroelectric	14.5%	12.5%	20.5%	14.7%
Fuel Oil/Gas	2.4%	2.0%	3.2%	2.8%
CCGT	4.0%	7.3%	7.7%	14.4%

Total	100.0%	100.0%	100.0%	100.0%

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

Mainland Distribution and Transmission—Distribution and transmission sales in the Spanish mainland decreased 5.6% to €3,869 million in 2004 from €4,097 million in 2003.

We distributed 92,643 GWh of electricity in the peninsular market in 2004, an increase of 15.6% from 2003.

Our distribution sales fell by €228 million in 2004 from 2003. This decline was due to a 2.6% drop in energy supplied under the rate system and the 4.2% reduction in the price of power acquired from the pool, which automatically feeds through to revenues recognized from the sale of power in this market.

Supply—Supply sales increased 30.4% to €1,876 million from €1,439 million in 2003 as a result of:

•	a 22.4% increase in the amount of energy we sold to eligible customers to 30,969 GWh in 2004 from 25,295 GWh in 2003 due to the increase in the number of eligible customers; and

•	a 6.8% increase in the average price per KWh for energy we sold to eligible customers during 2004.

Extrapeninsular systems—Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) decreased 0.9% to €971 million in 2004 from €980 million in 2003. Our output in extrapeninsular systems was 13,150 GWh in 2004, which was 6.1% more than in 2003. Demand rose 5.8% for these systems as a whole.

Compensation for extrapeninsular systems—Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our extrapeninsular operations increased 9.9% to €221 million in 2004 from €201 million in 2003. Royal Decree 1432/2002 recognized our right to recover, in the same period and in the same manner as the applicable revenue shortfall, additional compensation in an amount equal to the positive difference between our extrapeninsular systems’ sales and our additional costs incurred in connection with our extrapeninsular operations. At December 31, 2004, we maintained on our consolidated balance sheet €122 million related to the provisional estimate of the cost overruns of the extrapeninsular system prior to 2004 which we continue to recover through our regulated activities. Once the definitive cost overrun is determined, which we expect to exceed the amount recorded on our consolidated balance sheet, we will analyze whether or not we sell the rights to such excess similarly to the sale conducted in December 2004. See “—Non-Operating Income (Loss), Net”.

Gas revenues—Our gas revenues increased 84.7% to €325 million in 2004 from €176 million in 2003.

Other—Other revenues decreased 57.6% to €108 million in 2004 from €255 million in 2003.

CTC Revenues—Our CTC revenues increased 59.1% to €202 million in 2004 from €127 million in 2003. The table below sets forth a breakdown of our CTC revenues for 2003 and 2004.

	Year Ended December 31,
Type of CTC	2003	2004	Percentage Change
	(millions of euro)
Technology	61	118	93.4%
Coal	66	84	27.3%

Total	127	202	59.1%

The system’s 2004 revenues were sufficient to cover the whole system’s costs, leaving €222 million for technology CTCs. Of this amount, we received €118 million compared with €61 million in 2003.

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

Operating Expenses. The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2003 and 2004 and the percentage variation from year to year.

	Year Ended December 31,
	2003	2004	Percentage Change
	(millions of euro)
Purchases	6,356	6,740	6.0%
Energy	4,297	4,166	(3.0)%
Fuel	1,536	1,889	23.0%
Transmission and other external expenses	523	685	31.0%
Personnel expenses	837	888	6.1%
Depreciation and amortization	1,072	1,054	(1.7)%
Variation in operating provisions	36	28	(22.2)%
Other operating expenses	793	917	15.6%

Total	9,094	9,627	5.9%

Operating expenses of our domestic electricity business increased 5.9% to €9,627 million in 2004 from €9,094 million in 2003.

Purchases increased 6.0% to €6,740 million in 2004 from €6,356 million in 2003, principally due to the 23% increase in fuel purchases to €1,889 million in 2004 from €1,536 million in 2003.

The increase in purchases was principally due to the following factors:

•	Fuel costs increased €353 million, or 23.0%, which represents a larger increase than the 4.2% growth in total output, due to the evolution of international prices and the higher output produced at coal facilities because of a decrease in energy generated at our hydroelectric facilities;

•	Other purchases, mainly purchases of gas for the deregulated market, increased by €130 million in 2004; and

•	Electricity transmission costs and other external costs rose by €162 million,

offset in part by

•	the decrease in energy purchases by €131 million, or 3.0%, compared to 2003. This decrease was due to a 2.5% rise in the power sold to mainland customers, a 4.2% decrease in the average price of the energy acquired and lower energy purchases for bilateral transactions.

Personnel expenses increased 6.1% to €888 million in 2004 from €837 million in 2003, principally due to salary increases in 2004. Depreciation and amortization costs decreased 1.7% in 2004 to €1,054 million in 2004 from €1,072 million in 2003. The decrease in 2004 was principally due to the change in the useful life of the nuclear plants from 30 to 40 years.

Other operating expenses amounted to €917 million in 2004, an increase of €124 million with respect to 2003. This rise was due mainly to the following factors:

•	The €15 million increase in other operating expenses relating to commercial activities.

•	The €21 million increase in taxes, mainly due to the public thoroughfare levy.

•	The €53 million increase in repairs and maintenance expenses due mainly to the costs of our efforts to increase our distribution network’s efficiency.

European Electricity Business

Operating income from our European electricity business increased 47.0% to €394 million in 2004 from €268 million in 2003. Operating revenues from our European electricity business increased 27.9% to €2,605 million in 2004 from €2,037 million in 2003. Operating expenses of our European electricity business increased 25.0% to €2,211 million in 2004 from €1,769 million in 2003.

From September 1, 2004, this result includes that of Snet, which was fully consolidated from that date and contributed operating income of €7 million and output of 4,137 GWh in the last four months of 2004. The remaining operating income of this business relates substantially to the operating income of Endesa Italia. Endesa Italia’s net sales increased 34.1% in 2004 to €1,665 million from €1,242 million in 2003, principally due to a 38.3% increase in the amount of energy sold to 26,246 GWh (including 5,371 GWh of energy acquired from third parties at a cost of €235 million). Endesa Italia generated 20,875 GWh in 2004, which represents a 16.8% increase compared to 2003. The increase in generation was principally due to an increase of 738 GWh in hydroelectric production and an increase of 2,270 GWh in thermoelectric production. The cost of fuel increased €37 million, principally due to higher fuel prices and the increase in thermoelectric production.

Endesa Italia’s revenues do not include the €30 million collected as a result of the cancellation of the rate revision approved by the Italian Electricity and Gas Authority, which has been appealed.

Latin American Electricity Business

Operating income from our Latin American electricity business increased 10.3% to €1,181 million in 2004 from €1,071 million in 2003. Operating revenues from our Latin American electricity business increased 14.3% to €4,140 million in 2004 from €3,623 million in 2003, while operating expenses of our Latin American electricity business increased 15.9% to €2,959 million in 2004 from €2,552 million in 2003.

In the discussion of the operating revenues and operating income of our operations in Latin America that follows, we have provided such results as reported in accordance with Spanish GAAP and, in certain cases, excluding the impact of exchange rate fluctuations. Year-on-year currency exchange rate movements will influence our reported results to a greater or lesser extent, and therefore they are identified as part of the analysis to make clear their impact on the overall growth or decline in our Latin American operations.

The table below sets forth a breakdown of operating income (loss) and operating revenues from our Latin American electricity business for 2003 and 2004.

	Operating Income			Operating Revenues
	2003	2004	Percentage Change	2003	2004	Percentage Change
	(millions of euro, except percentages)
Generation	542	663	22.3%	1,520	2,017	32.7%
Distribution and Transmission	556	561	0.9%	2,747	2,949	7.4%
Other	(27)	(43)	59.3%	(644)	(826)	28.3%

Total	1,071	1,181	10.3%	3,623	4,140	14.3%

The following table shows operating income and operating revenues from generation in each country for 2003 and 2004.

	Operating Income			Operating Revenues
	2003	2004	Percentage Change	2003	2004	Percentage Change
	(millions of euro, except percentages)
Chile	172	208	20.9%	705	810	14.9%
Colombia	143	177	23.8%	323	362	12.1%
Argentina	96	100	4.2%	216	361	67.1%
Brazil	26	83	219.2%	48	193	302.1%
Peru	105	95	(9.5)%	228	291	27.6%

Total	542	663	22.3%	1,520	2,017	32.7%

The following table shows net output figures in Latin America by country for 2003 and 2004.

	2003	2004	Percentage Change
	(GWh)
Chile	16,524	16,797	1.7%
Colombia	10,794	11,881	10.1%
Argentina	11,208	15,884	41.7%
Brazil	3,271	4,889	49.5%
Peru	4,683	5,655	20.8%

Total	46,480	55,106	18.6%

Operating income from the Chilean generation business amounted to €208 million in 2004, a 20.9% increase compared to 2003. The increase was in part due to a €42 million of capitalized foreign exchange differences relating to the construction of the Ralco hydroelectric plant, offset by a €103 million increase in purchases of fuel.

Operating income from the Colombian generation business amounted to €177 million in 2004, a 23.8% increase compared to 2003. The increase was principally due to higher revenues and lower cost of energy, offset by higher transmission cost.

Operating income from the Argentine generation business amounted to €100 million in 2004, a 4.2% increase compared to 2003. The increase occurred despite the fall in the Argentine peso’s average exchange rate against the euro between 2004 and 2003, principally due to the fact that it was possible to pass through the higher cost of fuel to customers.

Operating income from the Brazilian generation business amounted to €83 million, a 219% increase compared to 2003. The increase derived mostly from operating income generated from the Fortaleza thermal plant which opened in 2003.

Operating income from the Peruvian generation business amounted to €95 million, a 9.5% decrease compared to 2003. This decrease was due largely to the decline in value of the Peruvian sol with respect to the euro in 2004. Disregarding the effect of the depreciation of the Peruvian sol against the euro, operating income would have decreased by 2.9%, due to the 28% increase in revenues which offset fuel cost increases.

The following table shows operating income and operating revenues from distribution and transmission in each country for 2003 and 2004.

	Operating Income			Operating Revenues
	2003	2004	Percentage Change	2003	2004	Percentage Change
	(millions of euro, except percentages)
Chile	131	146	11.5%	573	662	15.5%
Colombia	75	135	80.0%	434	530	22.1%
Argentina	54	56	3.7%	373	306	(18.0)%
Brazil	254	184	(27.6)%	1,098	1,180	7.5%
Peru	42	40	(4.8)%	269	271	0.7%

Total	556	561	0.9%	2,747	2,949	7.4%

The following table shows the amount of electricity sold in Latin America by country for 2003 and 2004.

	2003	2004	Percentage Change
	(GWh)
Chile	10,518	11,317	7.6%
Colombia	9,254	9,655	4.3%
Argentina	12,656	13,322	5.3%
Brazil	13,130	13,769	4.9%
Peru	3,968	4,251	7.1%

Total	49,526	52,314	5.6%

Operating income in the Chilean distribution business amounted to €146 million, a 11.5% increase compared to 2003. This increase was due mainly to the €32 million improvement in the contribution margin, measured as the difference between revenues and energy purchases, despite the €11 million increase in fixed costs and the €6 million rise in expenses relating to depreciation, amortization and provisions.

Operating income in the Colombian distribution business amounted to €135 million, a 80.0% increase compared to 2003. This improvement arose mainly as a result of the rate revision which, together with the increase in the volume of power sold, gave rise to an increase in sales of €94 million (21.7%), whereas energy purchases rose by only €27 million.

Operating income in the Argentine distribution business amounted to €45 million, a 2.3% increase compared to 2003. This increase was made possible, despite the aforementioned drop in value of the Argentine peso against the euro, by the 13.5% increase in operating income measured in local currency.

Operating income from the Brazilian distribution business amounted to €118 million, a 5.6% decrease compared to 2003, largely as a result of the delay in the recognition in the electricity rate of the higher cost of Coelce’s energy purchases from the Fortaleza fossil-fuel plant, which will not take place until 2005.

Sales increased by €113 million (15.1%) as a result of rate revisions at Coelce and Ampla (formerly Cerj). Also, energy purchases rose by €106 million due to the effect at Coelce mentioned above and to the €13 million increase in fixed costs.

The interconnection between Brazil and Argentina reported operating income of €66 million in 2004, 48.8% less than in 2003. This decrease was due to the drop in the value of the U.S. dollar with respect to the euro in 2004, since the revenues of the interconnection are denominated in U.S. dollars, and to the new terms and conditions of CIEN’s contract with Copel, including most notably the reduction from 800 MW to 400 MW in the capacity contracted by the latter.

Operating income from the Peruvian distribution business amounted to €40 million, a 4.8% decrease compared to 2003. This decrease was due to the drop in value of the Peruvian sol with respect to the euro, since the income measured in local currency remained virtually unchanged.

Other Businesses

Operating income from our other businesses was €(5) million in 2004 compared with operating income of €(2) million in 2003, broken down as follows:

	2003	2004
	(millions of euro)
Telecommunications	14	6
New technologies	(10)	(10)
Other	(6)	(1)

Total	(2)	(5)

Financial Income (Loss), Net

Financial loss, net increased 26.1% to €927 million in 2004 from €735 million in 2003. The increase in 2004 was mainly due to significantly lower positive exchange rate differences of €8 million in 2004 compared with €383 million in 2003.

Financial expenses, mainly consisting of interest expenses, decreased 7.3% to €1,134 million in 2004, principally due to the net reduction of €745 million in debt principally due to actions taken pursuant to the Strategic Plan 2003-2006 and the Financial Strengthening Plan of Enersis and Endesa Chile, as well as the decline of certain Latin American currencies against the euro in 2004, offset in part by the increase in the average cost of debt to 5.48% in 2004 compared with 5.17% in 2003.

In 2004, average cost of debt related to our domestic electricity business was 4.7%, average cost of debt related to our Latin American electricity business was 7.6%, average cost of debt related to our European electricity business was 3.1% and average cost of debt related to our other businesses was 3.9%.

We had foreign exchange gains of €8 million in 2004 compared to €383 million in foreign exchange gains in 2003.

Income (Loss) from Associated Companies

Our share in the income gains of companies carried by the equity method resulted in a gain of €84 million in 2004 compared with a gain of €30 million in 2003. In 2004, this gain was principally due to the €70 million increase in gains at Auna and Smartcom.

Amortization of Goodwill

Amortization of goodwill increased 8.0% to €312 million in 2004 from €289 million in 2003, principally due to the investment in an additional 3% of Auna carried out in 2004.

Non-Operating Income (Loss), Net

Non-operating income, net was €146 million in 2004 compared with non-operating income, net of €277 million in 2003. Non-operating income, net in 2004 consisted of €818 million in non-operating income, offset in part by €672 million in non-operating loss.

Non-operating income in 2004 principally included capital gains recognized in connection with the divestments of certain other non-core assets, subsidiaries and the reversal of the provisions related to our Latin American electricity business. Non-operating gain/loss in 2004 principally included €238 million in provisions for certain risks associated to our business.

The main items comprising this line item were:

•	The €102 million capital gain from the sale of the 11.64% interest in Aguas de Barcelona.

•	The €14 million capital gain from the sale of Senda Ambiental, S.A.

•	The €8 million capital gain from the sale of Netco Redes, S.A.

Net provisions of €238 million were made in 2004. Of this amount, €161 million corresponded to the Spanish electricity business and €74 million corresponded to the Latin American electricity business.

•	Provisions for the Spanish electricity business included mainly a €143 million charge to cover pension liabilities and headcount reduction, mostly because the real inflation figure for 2004 was higher than that estimated in actuarial studies made at the end of 2003, and because of the impact of the new collective agreement signed in 2004 and the 0.3 percentage point increase in forecast inflation used in actuarial studies made December 31, 2004 based on inflation trends of recent years.

•	Provisions for the Latin American electricity business include a €181 million reversal of a provision we held since the end of 2002 to hedge all of our capital investments and loans in Argentina. The reversal of this provision led to an after-tax impact of €118 million. We also allocated a €57 million provision, with an impact of €28 million after tax and minorities, to adjust the goodwill of the stakes in Brazilian subsidiaries to the valuations made at the end of 2004.

Corporate Income Tax

Our corporate income tax expense decreased 27.3% to €400 million in 2004 from €550 million in 2003 principally due to the decrease in consolidated income before taxes in 2004.

Our corporate income tax expense in 2004 was 17.9% of our consolidated income before tax. Of our corporate income tax expense in 2004, €109 million related to our domestic electricity business, €173 million related to our Latin American electricity business, €104 million related to our European electricity business and €14 million related to our other businesses.

Minority Interests

Income attributed to minority interests was €454 million in 2004 compared with gain attributed to minority interests of €565 million in 2003, principally due to the inclusion of losses in 2003 of affiliates in Argentina.

Net Income

As a result of the foregoing, net income increased 5.1% to €1,379 million in 2004.

Results of Operations for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

Prior to the year ended December 31, 2004, the results of operations of our cogeneration and renewable energies business were included within “Other Businesses”. For the year ended December 31, 2004, the results of operations of our cogeneration and renewable energies business are included within “Domestic Electricity Business”. Solely for purposes of our comparison of results of operations for the fiscal year ended December 31, 2004 versus the fiscal years ended December 31, 2003 and 2002, we have modified the results of operations of “Domestic Electricity Business” and “Other Businesses” for the fiscal years ended December 31, 2003 and 2002 to reflect the reclassification and make such results of operations comparable to those for the year ended December 31, 2004. The above modification has no effect on our consolidated results of operations. We intend to continue to use this presentation in the future because it more accurately reflects the way in which management evaluates the performance of our different lines of business.

In addition, in the year ended December 31, 2002, the results of operations of our gas business were included within “Other Businesses”. For the years ended December 31, 2003 and 2004, the results of operations of our gas business were included within “Domestic Electricity Business”. Solely for purposes of comparison of results of operations for the fiscal year ended December 31, 2004 versus the fiscal years ended December 31, 2003 and 2002, we have modified the results of operations of “Domestic Electricity Business” and “Other Businesses” for the fiscal year ended December 31, 2002 to reflect the reclassification and make such results of operations comparable to those for the years ended December 31, 2003 and 2004. The above modification has no effect on our consolidated results of operations. We intend to continue to use this presentation in the future because it more accurately reflects the way in which management evaluates the performance of our different lines of business.

The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

	2002	2003
	Total	Domestic Electricity Business (1)	Percentage Change from 2002	European Electricity Business	Percentage Change from 2002	Latin American Electricity Business	Percentage Change from 2002	Other Businesses	Percentage Change from 2002	Total
	(millions of euro, except percentages)
Operating revenues	17,238	10,901	(3.2)%	2,037	15.7%	3,623	(11.3)%	83	(36.2)%	16,644
Operating expenses	13,656	9,094	0.1%	1,769	9.9%	2,552	(9.4)%	85	(41.4)%	13,500
Purchases	9,425	6,356	(2.2)%	1,469	10.1%	1,436	(4.8)%	48	(41.5)%	9,309
Personnel expenses	1,251	837	0.2%	78	(1.3)%	260	(17.9)%	11	(45.0)%	1,186
Depreciation and amortization	1,696	1,072	(3.3)%	116	2.7%	413	(11.6)%	5	(37.5)%	1,606
Variation in operating provisions	2	36	n/a	—	(100.0)%	20	0.0%	1	(50.0)%	57
Other operating expenses	1,282	793	19.8%	106	27.7%	423	(16.1)%	20	(39.4)%	1,342
Operating income	3,582	1,807	(17.1)%	268	78.7%	1,071	(15.5)%	(2)	86.7%	3,144
Financial revenues	651	162	19.1%	6	100.0%	680	38.2%	67	235.0%	915
Financial expenses	2,285	648	4.0%	51	(19.0)%	880	(42.1)%	71	(9.0)%	1,650
Financial income (loss), net	(1,634)	(486)	0.21%	(45)	25.0%	(200)	80.6%	(4)	93.1%	(735)
Income (loss) from associated companies	(93)	16	(81.2)%	22	29.4%	18	157.1%	(26)	87.1%	30
Amortization of goodwill	355	—	(100.00)%	91	(1.1)%	171	(20.5)%	27	(34.2)%	289
Non-operating income (loss), net	71	381	(53.4)%	(4)	81.8%	(100)	78.0%	—	100.0%	277
Consolidated income (loss) before taxes	1,571	1,718	(33.6)%	150	n/a	618	n/a	(59)	89.9%	2,427
Corporate income tax	437	441	(16.0)%	46	n/a	79	102.6%	(16)	74.6%	550
Minority interests	(136)	54	575.0%	52	44.4%	455	n/a	4	100.0%	565
Income (loss) attributable to the parent company	1,270	1,223	(40.5)%	52	147.6%	84	n/a	(47)	91.1%	1,312

(1)	Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

The following table shows net sales, operating income and net income for 2003 by principal lines of business.

	Net Sales	Operating Income	Net Income (loss)
	(millions of euro)
Domestic electricity business:	10,678	1,807	1,223
Generation	4,230	1,120	498
Distribution	5,493	586	701
Supply	1,594	77	61
Services	256	21	6
Corporate structure	238	3	(43)
Intercompany adjustments	(1,133)	—	—
European electricity business	1,973	268	52
Latin American electricity business	3,545	1,071	84
Other businesses	43	(2)	(47)
Total	16,239	3,144	1,312

Operating Revenues

Operating revenues decreased 3.5% to €16,644 million in 2003 from €17,238 million in 2002 due to a 3.2% decrease in operating revenues from our domestic electricity business to €10,901 million in 2003 from €11,264 million in 2002, a 11.3% decrease in operating revenues from our Latin American electricity business to €3,623 million in 2003 from €4,084 million in 2002, and a 36.2% decrease in operating revenues from our other businesses to €83 million in 2003 from €130 million in 2002, offset in part by a 15.7% increase in operating revenues from our European electricity business to €2,037 million in 2003 from €1,760 million in 2002.

Operating Expenses

Operating expenses decreased 1.1% to €13,500 million in 2003 from €13,656 million in 2002 due to a 9.4% decrease in operating expenses of our Latin American electricity business to €2,552 million in 2003 from €2,816 million in 2002 and a 41.4% decrease in operating expenses of our other businesses to €85 million in 2003 from €145 million in 2002, offset in part by a 0.1% increase in operating expenses of our domestic electricity business to €9,094 million in 2003 from €9,085 million in 2002 and a 9.9% increase in operating expenses of our European electricity business to €1,769 million in 2003 from €1,610 million in 2002.

Operating Income

Operating income decreased 12.2% to €3,144 million in 2003 from €3,582 million in 2002 due to a 17.1% decrease in operating income of our domestic electricity business to €1,807 million in 2003 from €2,179 million in 2002, a 15.5% decrease in operating income of our Latin American electricity business to €1,071 million in 2003 from €1,268 million in 2002 and a 86.7% increase in operating income of our other businesses of €(2) million in 2003 compared with operating income of €(15) million in 2002, offset in part by a 78.7% increase in operating income of our European electricity business to €268 million in 2003 from €150 million in 2002.

Operating Results by Business

Domestic Electricity Business

As a result of the following, operating income from our domestic electricity business decreased 17.1% to €1,807 million in 2003 from €2,179 million in 2002.

Net Sales. Net sales from our domestic electricity business decreased 3.5% to €10,678 million in 2003 from €11,071 million in 2002.

The following table shows the breakdown of net sales from our domestic electricity business for 2002 and 2003.

	2002	2003	Percentage Change
	(millions of euro)
Sales of energy	10,704	10,272	(4.0)%
Competition transition costs	90	127	41.1%
Services	277	279	0.7%

Total	11,071	10,678	(3.6)%

The 3.5% decrease in net sales from our domestic electricity business in 2003 was principally due to a 4.0% decrease in sales of energy to €10,272 million in 2003 from €10,704 million in 2002, which was offset in part by a 41.1% increase in competition transition costs to €127 million in 2003 from €90 million in 2002 and a 0.7% increase in services to €279 million in 2003 from €277 million in 2002.

The following table shows a breakdown of sales of energy from our domestic electricity business for 2002 and 2003.

	2002	2003	Percentage Change
	(millions of euro)
Mainland generation (1)	3,739	3,066	(18.0)%
Generation in renewables/CHP	52	58	11.5%
Mainland distribution and transmission	4,306	4,097	(4.9)%
Supply	1,209	1,439	19.0%
Extrapeninsular systems (2)	872	980	12.4%
Compensation for extrapeninsular system (3)	204	201	(1.5)%
Gas	137	176	28.5%
Other (4)	185	255	37.8%

Total	10,704	10,272	(4.0)%

(1)	In 2002, mainland generation consisted of €3,215 million in sales to customers and €524 million related to the recognition of the tariff deficit, while in 2003, mainland generation consisted solely of €3,066 million in sales to customers.
(2)	Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) are shown separately in order to provide greater transparency with respect to our sales from operations due to the particular attributes of extrapeninsular production and generation.
(3)	Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our operations outside the Spanish mainland.
(4)	Other consists of sales in the bilateral wholesale market and other sales.

As an initial matter, it is important to note that our reported results of operations for 2003 were affected by the absence of revenues recorded in 2002 related to recognition of the tariff deficit from regulated activities, which amounted to €524 million in 2002.

The decrease in net sales of energy by our domestic electricity business in 2003 was mainly due to

•	a 18.0% decrease in sales of energy generated by Endesa in the Spanish mainland to €3,066 million in 2003 from €3,739 million in 2002; a 4.9% decrease in distribution and transmission sales in the Spanish mainland to €4,097 million in 2003 from €4,306 million in 2002; and a 1.5% decrease in compensation for extrapeninsular system revenues to €201 million in 2003 from €204 million in 2002, offset in part by:

•	a 19.0% increase in supply sales to €1,439 million in 2003 from €1,209 million in 2002; a 12.4% increase in extrapeninsular system revenues to €980 million in 2003 from €872 million in 2002; a 37.8% increase in other revenues to €255 million in 2003 from €185 million in 2002; a 11.5% increase in sales of energy generated by renewables/CHP to €58 million in 2003 from €52 million in 2002 and a 28.5% increase in sales of gas to €176 million in 2003 from €137 million in 2002.

•	Mainland Generation—Sales of energy generated by Endesa in the Spanish mainland decreased 18.0% to €3,066 million in 2003 from €3,739 million in 2002, principally as a result of:

•	a 20.6% decrease in the average price per KWh for sales of energy generated by Endesa in the Spanish mainland to the energy pool during 2003 to €0.0361 per KWh from €0.0455 KWh in 2002, which was due to the lower cost of fuels used in the system as a consequence of the increased use of hydroelectric power in 2003 compared to 2002, and

•	a 2.3% increase in the amount of energy produced by Endesa sold through the energy pool in 2003 to 79,958 GWh, representing a market share of approximately 46.0% compared with an approximate market share of 44.0% in 2002.

The following table shows the breakdown of energy produced by us and the Spanish electricity sector on the Spanish mainland by type of generating facility for 2003 and 2002.

	Endesa		Spanish Electricity Sector
Type of Generating Facility	2002	2003	2002	2003
Nuclear	36.3%	34.6%	33.8%	31.4%
Coal	47.5%	44.2%	43.1%	37.2%
Hydroelectric	10.1%	14.5%	12.2%	20.5%
Fuel Oil/Gas	3.9%	2.4%	7.9%	3.2%
CCGT	2.2%	4.3%	3.0%	7.7%

Total	100.0%	100.0%	100.0%	100.0%

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

•	Supply—Supply sales increased 19.0% to €1,439 million from €1,209 million in 2002 as a result of:

•	a 11.0% increase in the amount of energy we sold to eligible customers to 25,295 GWh in 2003 from 22,797 GWh in 2002 due to the increase in the number of eligible customers; and

•	a 7.3% increase in the average price per KWh for energy we sold to eligible customers during 2003.

•	Extrapeninsular systems—Sales from our extrapeninsular system (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) increased 12.4% to €980 million in 2003 from €872 million in 2002. Our output in extrapeninsular systems was 12,389 GWh in 2003, which was 10.3% more than in 2002. Demand rose 9.6% for these systems as a whole.

•	Compensation for extrapeninsular systems—Compensation provided by the Spanish government for higher fuel costs incurred by us in connection with our extrapeninsular operations decreased 1.5% to €201 million in 2003 from €204 million in 2002. Royal Decree 1432/2002 recognized our right to recover, in the same period and in the same manner as the applicable revenue shortfall, additional compensation in an amount equal to the positive difference between our extrapeninsular systems’ sales and our additional costs incurred in connection with our extrapeninsular operations. At December 31, 2003, we maintained on our consolidated balance sheet €116 million related to the provisional estimate of the cost overruns of the extrapeninsular system prior to 2003 which we continue to recover through our regulated activities. Once the definitive cost overrun is determined, which we expect to exceed the amount recorded on our consolidated balance sheet, we will analyze whether or not we sell the rights to such excess similarly to the sale conducted in December 2003. See “—Non-Operating Income (Loss), Net”.

•	Other—Other revenues increased 37.8% to €255 million in 2003 from €185 million in 2002.

•	CTC Revenues—Our CTC revenues increased 41.1% to €127 million in 2003 from €90 million in 2002. The table below sets forth a breakdown of our CTC revenues for 2002 and 2003.

	Year Ended December 31,		Percentage Change
Type of CTC	2002	2003
	(millions of euro)
Technology	49	61	24.5%
Coal	41	66	61.0%

Total	90	127	41.1%

Within the system’s recognized costs, we received €63 million in 2003 from the recognition of the deficit in regulated revenues prior to 2003 and €20 million in compensation for the preliminary estimate of the extra costs in non-peninsular systems prior to 2003. Of these amounts, we recorded €18 million as financial revenues in 2003 and we recorded the remainder as a decrease in the current balance of this item on our consolidated balance sheet as of December 31, 2003.

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

Operating Expenses. The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2002 and 2003 and the percentage variation from year to year.

	Year Ended December 31,		Percentage Change
	2002	2003
	(millions of euro)
Purchases	6,501	6,356	(2.2)%
Energy	4,605	4,297	(6.7)%
Fuel	1,509	1,536	1.8%
Transmission and other external expenses	387	523	35.1%
Personnel expenses	835	837	0.2%
Depreciation and amortization	1,108	1,072	(3.2)%
Variation in operating provisions	(21)	36	n/a
Other operating expenses	662	793	19.8%

Total	9,085	9,094	0.1%

Operating expenses of our domestic electricity business increased 0.1% to €9,094 million in 2003 from €9.085 million in 2002.

Purchases decreased 2.2% to €6,356 million in 2003 from €6,501 million in 2002, principally due to the 6.7% decrease in purchases of energy to €4,297 million in 2003 from €4,605 million despite an increase in the amount of energy supplied in 2003 due to the decrease in the average wholesale price of energy, offset in part by the 35.1% increase in purchases related to transmission and other external expenses.

The slight decrease in purchases was principally due to the following factors:

•	Energy purchases decreased €308 million, or 6.7%, compared to 2002. This decrease was due to the decrease in the average wholesale price of energy, and was achieved despite the increase in the amount of energy we supplied to customers.

•	Fuel costs increased €27 million, or 1.8%, which represents a smaller increase than the 3.5% growth in total output. The higher proportion of hydro-generated electricity in 2003 compared to 2002, which costs less than other forms of generation, offset the rise in production in the peninsular system and in thermal production in the extra-peninsular system resulting from higher demand.

•	Electricity transmission costs and other external costs rose by €136 million, mainly due to higher transmission costs caused by the sale of the high-voltage peninsular network. These additional costs were offset by the positive effect of the transaction on our operating income for 2003, such that we consider the net effect of this transaction to be €57 million from 2002.

Personnel expenses increased 0.2% to €837 million in 2003 from €835 million in 2002.

Depreciation and amortization costs decreased 3.2% in 2003 to €1,072 million in 2003 from €1,108 million in 2002. The decrease in 2003 was principally due to the sale of our transmission assets.

Other operating expenses amounted to €793 million in 2003, an increase of €131 million with respect to 2002. This rise was due mainly to the following factors:

•	Expenses for CCGTs, gas distribution and the provision of services for new retail customers who entered into the deregulated market amounted to €28 million.

•	The €30 million increase in other operating expenses relating to the generation of other operating revenues.

•	The €33 million increase in taxes, mainly due to the public thoroughfare levy.

•	The €38 million increase in repairs and maintenance expenses due mainly to the costs of our efforts to increase our distribution network’s efficiency.

•	A €6 million increase in insurance premiums.

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

The results of operations of Endesa Italia comprise substantially all of the results of operations of our European electricity business. See “Item 4. Information on the Company—Electricity Business in Europe—Generation—Italy”.

Endesa Italia’s net sales increased 12.1% in 2003 to €1,242 million from €1,108 million in 2002, principally due to a 4.8% increase in the amount of energy sold to 18,977 GWh (including 1,110 GWh of energy acquired from third parties at a cost of €79 million) and a 7% increase in the average sales price of energy. Endesa Italia generated 17,867 GWh in 2003, which represents a 1.8% increase compared to 2002. The increase in generation was principally due to an increase of 394 GWh in hydroelectric production, offset in part by a decrease of 78 GWh in thermoelectric production, which was principally due to the repowering program. The cost of fuel decreased 5.8%, principally due to decreased thermoelectric production.

Endesa Italia’s operating revenues include the impact of the cancellation of the “hydro” penalty imposed by the Italian authorities in 2003 with retroactive effect to January 1, 2002, which resulted in €24 million in revenue.

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

The table below sets forth a breakdown of operating income (loss) and operating revenues from our Latin American electricity business for 2002 and 2003.

	Operating Income			Operating Revenues
	2002	2003	Percentage Change	2002	2003	Percentage Change
	(millions of euro, except percentages)
Generation	627	542	(13.6)%	1,637	1,520	(7.2)%
Distribution and Transmission (1)	679	556	(18.1)%	3,071	2,747	(10.6)%
Other	(38)	(27)	n/a	(624)	(644)	3.2%

Total	1,268	1,071	(15.5)%	4,084	3,623	(11.3)%

(1)	If the results of Rio Maipo, which was sold in 2003, were excluded from 2002 in order to provide investors with a more representative year-on-year comparison, operating income from our distribution and transmission activities in Latin America would have decreased 15.5% in 2003 compared to 2002.

The following table shows operating income and operating revenues from generation in each country for 2002 and 2003.

	Operating Income			Operating Revenues
	2002	2003	Percentage Change	2002	2003	Percentage Change
	(millions of euro, except percentages)
Chile	281	172	(38.8)%	813	705	(13.3)%
Colombia	124	143	15.3%	330	323	(2.1)%
Argentina	64	96	50.0%	172	216	25.6%
Brazil	40	26	(35.0)%	72	48	(33.3)%
Peru	118	105	(11.0)%	250	228	(8.8)%

Total	627	542	(13.6)%	1,637	1,520	(7.2)%

The following table shows net output figures in Latin America by country for 2003 and 2002.

	2002	2003	Percentage Change
	(GWh)
Chile	16,495	16,524	0.2%
Colombia	10,837	10,794	(0.4)%
Argentina	8,750	11,208	28.1%
Brazil	2,467	3,271	32.6%
Peru	4,567	4,683	2.5%

Total	43,116	46,480	7.8%

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

Operating income from the Colombian generation business amounted to €143 million in 2003, a 15.3% increase compared to 2002. The increase was principally due to the higher average selling price, offsetting the effect of the peso’s devaluation relative to the euro.

Operating income from the Argentine generation business amounted to €96 million in 2003, a 50% increase compared to 2002. The increase occurred despite the 9.4% fall in the Argentine peso’s average exchange rate against the euro between 2003 and 2002, principally due to the 30% increase in production and higher prices when measured in euro, due to the fact that a large part of sales in this business are denominated in U.S.$ and the U.S.$ declined relative to the euro in 2003.

Operating income from the Brazilian generation business amounted to €26 million, a 35% decrease from 2002. Of this decrease, €6 million was due to the fluctuation in the real’s exchange rate against the euro. In addition to the foreign exchange drivers of the decrease in operating income, operating revenues (and, therefore operating income) was negatively affected by a Brazilian court’s imposition of reduced revenues under the agreement between our Brazilian generation affiliate and CELG in respect of a contract for the region of Cachoeira Dourada.

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

The following table shows operating income and operating revenues from distribution and transmission in each country for 2002 and 2003.

	Operating Income			Operating Revenues
	2002	2003	Percentage Change	2002	2003	Percentage Change
	(millions of euro, except percentages)
Chile (1)	171	131	(23.4)%	735	573	(22.0)%
Colombia	56	75	33.9%	485	434	(10.5)%
Argentina (2)	54	54	—%	374	373	(0.3)%
Brazil (3)	343	254	(25.9)%	1,161	1,098	(5.4)%
Peru	55	42	(23.6)%	316	269	(14.9)%

Total	679	556	(18.1)%	3,071	2,747	(10.6)%

(1)	If the results of Rio Maipo, which was sold in 2003, were excluded from 2002 in order to provide investors with a more representative year-on-year comparison, operating income from our distribution and transmission activities in Chile would have decreased 12.7% in 2003 compared to 2002.
(2)	In Argentina, operating income included €44 million in distribution and €10 million in transmission in 2003, compared to €49 million and €5 million, respectively, in 2002.
(3)	In Brazil, operating income included €125 million in distribution and €129 in transmission in 2003, compared to €166 million and €177 million, respectively, in 2002.

The following table shows the amount of electricity sold in Latin America by country for 2002 and 2003.

	2002	2003	Percentage Change
	(GWh)
Chile	9,895	10,518	6.3	% (1)
Colombia	8,951	9,254	3.4%
Argentina	12,140	12,656	4.3%
Brazil	12,657	13,130	3.7%
Peru	3,851	3,968	3.0%

Total	47,494	49,526	4.3%

(1)	Excluding the electricity sold by Rio Maipo in 2002, which we sold in 2003, in order to provide investors with a more representative year-on-year comparison, the increase in the amount of electricity sold in 2003 compared to 2002 would have been 22%.

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

Operating income from the Brazilian distribution business amounted to €125 million, a 24.7% decrease compared to 2002. The Brazilian real’s fall against the euro resulted in 18.2% of the decrease. Excluding the impact of foreign exchange fluctuations, operating profit would have decreased 8% compared to 2002, which amount was due to the €12 million increase in provisions recorded by our Brazilian distributors. The 20% increase in average prices offset the increases in both the cost of energy acquired for sale and in operating expenses.

Operating income from the Peruvian distribution business amounted to €42 million, a 23.6% decrease compared to 2002. Excluding the impact of foreign exchange fluctuations, operating profit would have been decreased 11.3% compared to 2002, due to increases in prices paid to acquire energy from generators than in the price billed to end customers in the distribution activity.

Other Businesses

Operating income from our other businesses was €(2) million in 2003 compared with operating income of €(15) million in 2002, broken down as follows:

	2002	2003	Percentage Change
	(millions of euro)
Telecommunications	6	14	133.3%
New technologies	(10)	(10)	—
Other	(11)	(6)	(45.5)%

Total	(15)	(2)	86.7%

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

We had foreign exchange gains of €383 million in 2003 compared to €549 million in foreign exchange losses in 2002. Of this amount, €108 million was due to differences arising on the cancellation of the $825 million debt held by Endesa in Spain and its replacement by debt in euro. A further €76 million in positive foreign exchange differences was produced by the Argentine peso’s 13.8% appreciation against the U.S. dollar in the period. We have recorded the foreign exchange gains of our Argentine affiliates as revenues, but we have also recorded a corresponding provision for the full amount such gains in accordance with prudent accounting policies.

Income (Loss) from Associated Companies

Our share in the income (losses) of companies carried by the equity method resulted in a gain of €30 million in 2003 compared with a loss of €93 million in 2002. In 2003, this gain was principally due to the €163 million decrease in losses at Auna and Smartcom.

Amortization of Goodwill

Amortization of goodwill decreased 18.6% to €289 million in 2003 from €355 million in 2002, principally due to the divestitures carried out in 2003 and the writeoff of goodwill of Smartcom carried out in 2002.

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

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with Spanish GAAP, which differs in certain significant respects from U.S. GAAP. Our net income for 2004, 2003 and 2002 under Spanish GAAP was €1,379 million, €1,312 million and €1,270 million, respectively, and under U.S. GAAP was €1,576 million, €1,419 million and €1,545 million, respectively. Our stockholders’ equity at December 31, 2004, 2003 and 2002 under Spanish GAAP was €9,477 million, €8,801 million and €8,043 million, respectively, and under U.S. GAAP was €10,181 million, €9,409 million and €8,594 million, respectively. The principal differences between Spanish GAAP and U.S. GAAP with respect to our consolidated financial statements relate to:

•	1996 legal restatement;

•	treatment of pension plans and early retirements;

•	effect of the application of SFAS No. 133;

•	effect of the application of SFAS No. 95;

•	treatment of Chilean technical accounting bulleting (boletín técnico) 64 (“BT 64”);

•	revenue recognition;

•	impairment of goodwill;

•	foreign currency gains and losses; and

•	loss contingencies.

See Note 26 to our consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 128R: Earnings per Share, an Amendment to FAS 128

In December 2004, the FASB deferred the issuance of their final standard on earnings per share, SFAS No. 128R, Earnings per Share, an amendment to FAS 128. The final standard is expected to be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The Company is currently evaluating the proposed provisions of this amendment to determine the impact on its consolidated financial statements.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset. SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005, the FASB issued FASB Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20, “Accounting Changes”, and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

SAB No. 107: Shared Based Payment

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In January 2003, the FASB released Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004.

FIN No. 47—Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. Our application of this new accounting literature had no impact on our financial position, cash flows or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The application of this EITF has not had any effect on our financial position, cash flows or results of operations.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 determining that whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The application of this EITF has not had any effect on our financial position, cash flows or results of operations.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2004, 2003 and 2002, we used cash provided by operating activities, external borrowings (including available lines of credit) and proceeds from the disposal of assets, capital increase at our subsidiaries and the issuance of preference shares to manage our liquidity. We used these sources of liquidity primarily for capital expenditures and investments. Our management believes that the funding available to us from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

Cash Flow Analysis

Our cash and cash equivalents were €2,509 million at December 31, 2004, €2,322 million at December 31, 2003 and €2,188 million at December 31, 2002. The increase in 2004 was due to a reduction in cash used in financing activities to €1,703 million in 2004 from €3,666 million in 2003 and, to a lesser extent, to an increase in cash provided by operating activities to €3,748 million in 2004 from €3,722 million in 2003, offset in part by the use of cash in investing activities of €1,836 million in 2004. As a percentage of total assets, cash and cash equivalents were 5.2% at December 31, 2004 compared with 5.0% at December 31, 2003.

The following table sets forth our consolidated cash flows for 2002, 2003 and 2004. Positive figures refer to cash inflows and negative figures, which are indicated in brackets, refer to cash outflows.

	Year Ended December 31,
	2002	2003	2004
	(millions of euro)
Net cash provided by operating activities	3,491	3,722	3,748
Net cash provided by (used in) investing activities	(624)	78	(1,836)
Net cash used in financing activities	1,732	3,666	1,703

Operating Activities

Our cash provided by operating activities increased 0.7% to €3,748 million in 2004 from €3,722 million in 2003. This increase was primarily due to a 5% increase in net income to €1,379 million in 2004 from €1,312 million in 2003.

Our cash provided by operating activities increased 6.6% to €3,722 million in 2003 from €3,491 million in 2002. This increase was primarily due to a 3% increase in net income to €1,312 million in 2003 from €1,270 million in 2002.

Investing Activities

Our cash used in investing activities amounted to €1,836 million in 2004 as compared with €78 million in cash provided by investing activities in 2003, which was primarily due to a 77.7% decrease in proceeds from divestments to €407 million in 2004 from €1,825 million in 2003.

Our cash provided by investing activities amounted to €78 million in 2003 as compared with €624 million in cash used in investing activities in 2002, which was primarily due to a 66.5% decrease in financial investments to €458 million in 2003 from € 1,366 million in 2002.

Financing Activities

Our net cash used in financing activities was €1,703 million in 2004 compared with net cash used in financing activities of €3,666 million in 2003 primarily due to lower repayments of long-term debt.

Our net cash used in financing activities was €3,666 million in 2003 compared with €1,732 million in 2002, primarily due to a reduction in external borrowings in 2003.

In 2004, 2003 and 2002 our primary financing activities have involved a variety of short-and medium-term financial instruments, principally bonds and debentures, commercial paper and borrowings from financial institutions. The amount of bonds and debentures payable by Endesa was approximately €12,210 million at December 31, 2004, €12,232 million at December 31, 2003 and €14,312 million at December 31, 2002. The amount of borrowings from financial institutions payable by Endesa was €6,096 million in 2004, €6,017 million at December 31, 2003 and €9,634 million at December 31, 2002.

At December 31, 2004, our net financial liabilities of €16.5 billion were primarily in euro (72%). The aggregate borrowing rate of our outstanding indebtedness was 5.48% for 2004. The aggregate borrowing rate of our domestic electricity business was 4.74% in 2004, the aggregate borrowing rate of our Latin American electricity business was 7.64%, the aggregate borrowing rate of our European electricity business was 3.08% and the aggregate borrowing rate of our other businesses was 3.97% in 2004. Approximately 85% of our financial liabilities was at fixed and hedged rates at December 31, 2004.

Capital Requirements

The following table sets forth our capital expenditures and capital investments for 2002, 2003 and 2004.

	2002	2003	2004
	(millions of euro)
Capital expenditures:
Power stations	1,121	1,181	1,116
Distribution facilities	1,060	909	1,329
Other	191	92	120

	2,372	2,182	2,565

Investments:
Acquisitions of consolidated companies	127	19	—
Financial investments	1,232	96	652
Other	232	185	232

Total investments	1,591	300	884

Total capital expenditures and investments	3,963	2,482	3,449

Total capital expenditures and investments increased 39.0% to €3,449 million in 2004 from €2,482 million in 2003. Of the €3,449 million in capital expenditures and investments in 2004, €2,565 million related to capital expenditures and €884 million related to financial investments. Financial investments in 2004 included mainly a €121 million investment to acquire an additional interest in Snet, a €261 million investment to acquire an additional interest in Auna, and a €187 million capital subscription in Smartcom.

In 2004, we sold 12,580,825 of our own ordinary shares for €197.9 million and acquired 10,491,164 of our own ordinary shares for €153.7 million, as a result of which the number of treasury shares decreased to zero at December 31, 2004, from 2,089,661 treasury shares at December 31, 2003.

Total capital expenditures and investments decreased 27.2% to €2,482 million in 2003 from €3,963 million in 2002. Of the €2,482 million in capital expenditures and investments in 2003, €2,182 million related to capital expenditures and €300 million related to investments. Financial investments in 2003 included mainly an investment of €49 million in Smartcom.

In 2003, we sold 14,145,765 of our own ordinary shares for €180.5 million and acquired 5,675,600 of our own ordinary shares for €69.5 million, as a result of which the number of treasury shares decreased to 2,089,661 at December 31, 2003, representing 0.197% of our outstanding share capital, from 10,559,826 treasury shares at December 31, 2002.

Planned Capital Expenditures

As part of our strategic plan, we plan to invest approximately €14.6 billion during the period 2005-2009, as follows:

Spain and Portugal	10,300
Generation	5,800
Distribution	4,300
Supply	200
Other countries in Europe	1,800
Development of new generating capacity	1,400
Maintenance investments	400
Latin America	2,500
Development of new generating capacity	500
Distribution and maintenance investments	2,000

Total	14,600

We expect to invest approximately 71% of the total investment in the Spanish and Portuguese electricity business. With this investment, we expect to increase our installed capacity substantially and to revamp our electricity distribution infrastructures so as to improve the security and quality of our supply.

Approximately 12% of the total investment will be allocated to the business in other European countries and the remaining 17% will be invested in the Latin American electricity business.

See “Forward-Looking Statements”.

Debt Reduction

In 2004, we reduced our net financial debt by €745 million to €16,505 million at December 31, 2004, a decrease of 4.3% with respect to December 31, 2003.

The following factors contributed to this significant reduction:

The following table sets forth a reconciliation of net financial debt, a non-Spanish GAAP measure which our management uses to measure our liquidity, and the consolidated debt figure on our consolidated balance sheet. We believe that net financial debt provides investors with a better understanding of our liquidity position and requirements, if any, we may have for external financing.

	At December 31,
	2002	2003	2004
	(in millions of euro)
Net financial debt	22,747	17,250	16,505
Accrued unpaid interest	154	136	243
Debt of unconsolidated affiliates	(209)	(37)	—
Debt with interest assigned to creditors	(527)	(1,262)	(584)
Swap effects accounted for as non-financial debt	91	89	(88)
Cash	201	183	304
Short-term financial deposits	1,489	1,886	1,921
Other	—	4	5

Consolidated debt on the balance sheet	23,946	18,249	18,306

The decrease in indebtedness gave rise to a significant improvement in our financial leverage. The debt/equity plus minority interests ratio dropped from 125.5% at December 31, 2003 to 108.7% at December 31, 2004. Furthermore, the ratio of net financial debt to operating income improved significantly from 5.49 in 2003 to 5.09 in 2004.

Financing Obligations

Our net financial debt was €16.5 billion at December 31, 2004, a reduction of €0.745 billion compared with net financial debt of €17.25 billion at December 31, 2003.

The following table sets forth the amortization schedule for our consolidated debt at December 31, 2004:

	2005	2006	2007	2008	2009	Subsequent Years	Total
	(millions of euro)
Debentures and bonds	77	1,975	355	913	1,759	4,538	9,617
Notes payable	2,358	42	—	—	—	—	2,400
Loans and credits in euro	425	1,560	428	1,276	249	309	4,247
Loans and credits in foreign currency	550	184	168	405	262	230	1,799
Accrued unpaid interest	243	—	—	—	—	—	243

Total	3,653	3,761	951	2,594	2,270	5,077	18,306

Capital Resources

In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of commercial paper, debt securities and the proceeds from our divestment plan. As of December 31, 2004, total available liquidity (except for available liquidity at the Enersis level) was approximately €4,046 million, consisting of approximately €2,732 million available in unused credit lines, of which approximately €91 million will expire by the end of 2005 and approximately €2,641 million will expire thereafter, and approximately €1,314 million in cash and liquid investments. Any future downgrades will not preclude us from using any of our existing credit lines.

At March 31, 2005, our liquidity position (except for available liquidity at the Enersis level) amounted to €4,750 million, of which €2,824 million corresponded to unused lines of credit.

The following is a discussion of certain material financing transactions entered into by Endesa, S.A. or its wholly-owned subsidiaries.

Short-Term Borrowings

We have short-term revolving credit facilities in an aggregate amount of €102.7 million, €10.7 million of which was used at December 31, 2004. These credit facilities are separately provided by several banks and have an average maturity period of 151 days. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR or LIBOR) plus an average margin of 17 basis points.

Commercial Paper

In 1998, our wholly-owned finance subsidiary, International Endesa B.V., established a commercial paper program under which it may issue up to an aggregate principal amount of $2 billion. At December 31, 2004, an aggregate principal amount of €1,182 million was outstanding under this commercial paper program.

Domestic Paper

We may issue up to an aggregate principal amount of €2.0 billion under our domestic paper program. At December 31, 2004, an aggregate principal amount of €446 million was outstanding under this domestic paper program.

Medium Term Note Program

In 1995, International Endesa B.V. established a medium-term note program under which it may issue up to an aggregate principal amount of €10 billion of medium term notes. The notes issued under this program have maturities between two and 40 years. At December 31, 2004, an aggregate principal amount of €5,986 million was outstanding under this medium term note program.

In 2004, we established Endesa Capital, S.A. Beginning in 2005, Endesa Capital will issue our medium term notes.

Long-term Borrowings

We had long term credit facilities of €3,850 million at December 31, 2004, €3,801 million at December 31, 2003 and €2,690 million at December 31, 2002 of which approximately €2,640.4 million were unused at December 31, 2004, €3,506 million were unused at December 31, 2003 and €1,386 million were unused at December 31, 2002. In 2004, the weighted average interest rate payable under our credit facilities was 4.56%. These credit facilities are separately provided by 16 banks and have an average maturity period of 3 years and 10 months. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR or LIBOR) plus an average spread of 35 basis points. Our credit facilities may serve as back stops for our short-term obligations, including commercial and domestic paper and domestic borrowings.

On April 22, 2005, Endesa entered into a syndicated credit facility with 38 financial institutions for an aggregate amount of €2.0 billion, which we expect to use meet our financial needs largely to fund our investment plan and to repay certain debt that matures in the short term. In addition, we have renegotiated the terms and conditions of the long-term bilateral credit lines that we have signed with 13 financial institutions worth a total of €3,758 million.

Preference Shares

On March 28, 2003 our wholly-owned subsidiary, Endesa Capital Finance, LLC, issued €1.5 billion in preference shares. This amount is accounted for under “Minority Interests” in our consolidated balance sheet. Endesa guaranteed these securities as to payment of dividends, liquidation preference and redemption amount. Payments of dividends to holders of these securities will be made quarterly and the amount of such payments will be linked to EURIBOR with a minimum interest rate of 4% and a maximum of 7%. The preference shares are perpetual, subject to early redemption by Endesa Capital Finance, LLC at any time after 10 years from the issuance date.

Covenants in our Indebtedness

As of the date of this annual report, our credit ratings are as follows:

Credit Agency	Long-Term	Short-Term	Outlook
Standard & Poor’s	A	A-1	Negative
Moody’s	A3	P-2	Stable
Fitch Ratings	A	F1	Stable

Our financial debt contains customary covenants for contracts of this nature. As of the date of this annual report, we have not defaulted on any material covenants. Except as described below, we do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. Approximately €472 million of debt with the European Investment Bank could require additional guarantees in the event that Moody’s or Standard & Poor’s change their respective views regarding Endesa’s credit rating. In addition, in relation to debt obligations of €333 million, a drop in Endesa, S.A.’s rating below Baa2/BBB would require the renegotiation of the terms and conditions of such debt obligations.

Enersis’ financial debt contains customary covenants for contracts of this nature. With respect to covenants that include rating grids, $350 million of debt of Enersis and $250 million of Endesa Chile arranged with bank syndicates accrue interest at a rate set at a margin over Libor and the applicable margin is based on the then current Standard & Poor’s credit rating for debt denominated in a particular currency. As the credit ratings of Enersis and Endesa Chile improve, their interest expense for this debt decreases, and as their credit ratings worsen, their interest expense increases.

A significant portion of Enersis’ and Endesa Chile’s financial indebtedness is subject to cross-default provisions, such that if an affiliate of Enersis or Endesa Chile defaulted on a payment obligation or other commitment, Enersis and Endesa Chile, as the case may be, such a default could trigger an acceleration in payment of a significant part of its or their indebtedness. In general, these cross-default provisions would be triggered by a default in respect of debt principal in excess of $30 million. In addition, many of these agreements also contain cross-acceleration provisions under certain circumstances, such as certain governmental actions, insolvency proceedings and judicial asset expropriations. The financial indebtedness of Endesa, S.A. does not contain cross-default clauses which relate to debt of our Latin American subsidiaries.

As of the date of this annual report, Enersis and its affiliates are not in breach of any financial covenants or in any other event of default due to failure to pay or otherwise that could give rise to an acceleration of payments due under its indebtedness.

Guarantees Provided

At December 31, 2004, we guaranteed €10,692 million of debt, of which €10,213 million was incurred by our affiliates (principally by International Endesa, B.V.) and reflected in our consolidated balance sheet. This figure includes a guarantee of €121 million of debt incurred by Elcogas.

Recent Financing Transactions

The most significant financial transactions performed in 2004 in the capital and banking markets by us and our directly-owned investees, excluding Enersis, some of which have been mentioned previously, are as follows:

•	In April 2005, we signed a €2,000 million syndicated loan with 38 financial institutions to cover our financing needs, namely to fund planned capital expenditures and short-term debt redemption. The features of the loan, the largest ever signed by us, are as follows:

•	A loan tranche and a credit line of €500 million and €1,500 million, respectively.

•	A five-year term, with single repayment upon maturity and with the option for the lenders of extending the term to seven years during the first two years.

•	In addition, we have renegotiated the terms and conditions of the long-term bilateral credit lines that we have signed with 13 financial institutions worth a total of €3,758 million. This further bolsters our cash situation. In accordance with the new terms, the term has been extended to five years, with an option to extend this to seven years, while the associated costs have declined in line with improvement in financial market conditions.

•	In July 2004, we made, through our subsidiary International Endesa BV, a private placement in the U.S. market totaling US$575 million in various tranches and with maturities ranging from 7 to 15 years. This transaction was swapped for its equivalent euro value.

•	We continued to issue commercial paper under International Endesa BV’s Euro Commercial Paper program, guaranteed by Endesa S.A., with a limit of US$ 2,000 million. The outstanding debt related thereto amounted to €1,182 million at 2004 year-end.

•	Under the Spanish promissory note program, we continued to hold fortnightly auctions in which the main Spanish financial institutions participated. The outstanding debt related thereto at 2004 year-end amounted to €446 million.

•	In the bank market, we arranged in March 2004 two new long-term five-year credit lines for an aggregate amount of €450 million. As of December 31, 2004, the credit formalized under these facilities amounted to €3,850 million, against which €1,209 million had been drawn down. The total average term of these credit lines as of 2004 year-end was 3.8 years.

•	In the period from March 2004 to September 2004 Endesa Italia arranged a credit line of €150 million and four loans for an aggregate amount of €325 million, maturing between one and five years.

Following is a description of the most significant financial transactions we carried out in 2004 through our investees in Chile, Brazil, Argentina, Colombia and Peru.

•	In March 2004 Enersis refinanced its bank debt by arranging debt of US$350 million. Subsequently, in November 2004 it refinanced this debt once again with a four-year revolving loan in order to take advantage of the more favorable market conditions.

•	Similarly, in February 2004 Endesa Chile refinanced its bank debt with a loan of US$250 million. Subsequently, in November 2004 it refinanced this debt once again with a six-year revolving loan.

•	In Brazil, in April 2004 Coelce arranged an official 4.5-year loan of BRL 144.5 million. Subsequently, in December 2004 it arranged another loan of €70 million with a subsidized interest rate and maturing in eight years. In November an eight-year BRL 89 million bond issue was completed.

•	In May 2004 Ampla, the new name of the Brazilian company Cerj, arranged an official three-year loan of BRL 100 million with a grace period of one year. Also, in June 2004 a BRL 294 million three-year bond issue was launched in the local Brazilian market.

•	In December 2004 CIEN refinanced its bank debt by US$322 million. The final maturity of this debt is 2013.

•	In Argentina, in September 2004 Edesur completed an issue of local bonds maturing between 18 months and three years, for a total amount of ARP 120 million. In addition, in 2004 Edesur obtained new financing totaling US$33 million in one two-year transaction and one three-year transaction.

•	In Colombia, in March 2004 Codensa issued Colombian bonds totaling COP 500,000 million in three tranches maturing in five, seven and ten years.

•	Also, in November 2004 the Betania hydroelectric plant placed local bonds amounting to COP 300,000 million maturing in seven years.

•	In the Peruvian market, Edelnor carried out several local bond issues for a total amount of PES 150 million with maturities of between four and ten years.

•	Also, Edegel issued Peruvian new sol-denominated debt for a total amount of PES 50 million and made two U.S. dollar placements of US$20 million each at four and five years in the local capital markets.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2004 for the years indicated below, including, as appropriate, certain estimates as described in the footnotes to the table below:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(millions of euro)
Long-term debt obligations (1)	4,020	5,679	5,615	8,346	23,660
Capital (Finance) lease obligations	10	16	24	37	87
Operating lease obligations	34	66	63	153	316
Purchase obligations (2)	1,793	4,155	3,451	13,745	23,144
Other long-term liabilities reflected in the primary financial statements (3)	518	884	690	1,675	3,767

Total	6,375	10,800	9,843	23,956	50,974

(1)	The amount of long-term obligations includes the projected effect of debt servicing together with the estimated interest due on fixed rate debt based on the gross face value of the debt before derivatives at year-end. No non-accrued interest due on variable rate debt has been included.
(2)	Includes principally payments under long-term supply contracts. Due to the fact that our obligations under these contracts are satisfied through delivery of physical units, we have used forward market prices at December 31, 2004 to estimate our obligations.
(3)	Includes:

a.	Obligations in respect of our workforce restructuring plans. The amount related thereto (€2,316 million) was recorded as a provision on our consolidated balance sheet as of December 31, 2004.

b.	Obligations related to rebalancing plans for an amount of €532 million that were recognized as Other Long Term Payables in our December 31, 2004 balance sheet.

c.	Obligations assumed in connection with pensions and other post-employment benefits for an amount of €308 million that were recognized as provisions in our December 31, 2004 balance sheet.

d.	Estimated future annual contributions to pension plans for 2005 (€45 million). It does not include any other future annual contributions to pension plans for subsequent years because we consider that such contributions are not contractual obligations as of December 31, 2004 in light of the fact that we have not committed to pay such amounts as of such date. Such contributions will be part of the remuneration of the employees as a component of their salaries and the final amount will depend on the evolution of the staff and their basic wages.

The contractual obligations set forth in the table above reflect mainly those agreements and obligations, that in the ordinary course of our operations, are customary and necessary in light of the activities in which we engage. In particular, many of the obligations set forth above are designed to ensure adequate supplies of combustibles used in our operations or otherwise to seek medium- to long-term success of our business through medium- to long-investments and/or contractual obligations to electricity supply in Latin America. We believe that our operating revenues will be sufficient to satisfy our obligations set forth above, as well as our other operating costs and remuneration our shareholders.

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

Interest Rate and Foreign Currency Exchange Rate Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in equity, investment prices and foreign currency exchange rate fluctuations. To manage this exposure, we employ risk management strategies including the use of derivatives such as interest rate swap agreements, foreign currency forwards and currency swap agreements. As of December 31, 2004, approximately 85% of our net financial liabilities was at fixed and hedged rates. We do not hold financial derivatives for trading purposes. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Endesa conducts environmental research and development projects primarily in connection with developing renewable energy sources, clean combustion and improvements in electrical lines. Research and Development expenses amounted to €22 million, €20 million and €24 million in 2004, 2003 and 2002, respectively.

D. TREND INFORMATION

For information on the principal trends and uncertainties affecting our results of operations, financial condition and businesses, see “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company—Business Overview” “Item 4. Information on the Company—Electricity Business in Spain”, “Item 4. Information on the Company—Electricity Business in Latin America”, “Item 4. Information on the Company—Regulation” and “—Operating Results” and “—Liquidity and Capital Resources”.

E. [Reserved]

F. [Reserved]

G. [Reserved]

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of the members of our Board of Directors, their current positions with us, the year they were appointed to the board, the year in which their current term expires and their principal positions outside Endesa.

Name	Position	Year First Appointed	Current Term Expires	Present Principal Occupations Outside Endesa
Manuel Pizarro Moreno (2)(5)	Chairman	1996 2002(1)	2005	Deputy Chairman, Bolsa de Madrid; Deputy Chairman, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.
Rafael Miranda Robredo (2)(5)	Director and Chief Executive Officer	1997	2005	Director, Auna; Chairman, Eurelectric
Alberto Alonso Ureba (2)(6)	Director	1998	2007	Director, Zeltia, S.A.; Director, Lazarejo, S.L., Director Neuropharma, S.A.
Miguel Blesa de la Parra (2)(7)	Director	2000	2005	Chairman, Caja Madrid; Chairman, Corporación Financiera Caja Madrid; Chairman, Fundación Caja Madrid; Chairman, Altae Banco; Deputy Chairman, Iberia, L.A.E., S.A.; Director, ACS, S.A.
José María Fernández Cuevas (2)(6)	Director	1998	2007	Secretary Non-Director, CLINER, S.A.; Manager, Seguridad Vial ADA.
José Manuel Fernández-Norniella (2)(6)	Director	1998	2007	Director, Enagás, S.A.; Director, Iberia, LAE, S.A.
Rafael González-Gallarza Morales (4)(6)	Director	1998	2007	Director, Pernod Ricard Paris, S.A.; Chairman, Prensa Malagueña, S.A.
Francisco Núñez Boluda (3)(6)	Director	1998	2006	Manager, Ilustre Colegio Notarial de Madrid.
Juan Ramón Quintás Seoane (4)(6)	Director	2004	2008	Chairman and Managing Director, Confederación Española de Cajas de Ahorro (CECA); Director, CASER Grupo Asegurador; Director, LICO Corporación, S.A.; Director, Ahorro Corporación ; Deputy Chairman, Agrupación Europea de Cajas de Ahorros; Member, Comisión Gestora del Fondo de Garantía de Depósitos en Cajas de Ahorro.
Francisco Javier Ramos Gascón (3)(6)	Director	2001	2005	Notary for Madrid; Director, Sociedad Rectora de la Bolsa de Madrid S.A; Chairman, Araluz de Inversiones, S.A. SICAV
Alberto Recarte Garcia-Andrade (3)(6)	Director	2005	2009	Deputy Chairman and Managing Director, CENTUNION, Española de Coordinación Técnica y Financiera, S.A.; Director, Caja de Madrid; Director, Corporación Caja de Madrid; Chairman, Libertad Digital Newspaper
Manuel Ríos Navarro (4)(6)	Director	1998	2007	Deputy Chairman and Managing Director, Industrias Peleteras, S.A., Inpelsa; Director, Tenerías Alfa, S.A.

Name	Position	Year First Appointed	Current Term Expires	Present Principal Occupations Outside Endesa
Juan Rosell Lastortras (4)(6)	Director	2005	2009	Director, Aguas de Barcelona, S.A.; Director, Inmobiliaria Colonial, S.A.; Director, Applus Servicios Tecnológicos, S.L.
José Serna Masiá (3)(6)	Director	2000	2008	Notary for Barcelona.
Salvador Montejo Velilla (2)(3)(4)(8)	Secretary General and Secretary to the Board	1999

(1)	Date of appointment as Chairman of Endesa, S.A. by the Board of Directors.
(2)	Member of the Executive Committee of the Board of Directors.
(3)	Member of the Audit and Compliance Committee.
(4)	Member of the Appointments and Compensation Committee.
(5)	Director with a professional and permanent link to Endesa.
(6)	Director with no professional link to Endesa and not appointed by a particular shareholder.
(7)	Director appointed as representative of Caja Madrid.
(8)	Non-Director.

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

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Manuel Pizarro Moreno	Chairman	4	9	Deputy Chairman and Director	Deputy Chairman, Bolsa de Madrid; Deputy Chairman, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.; Chairman, Ibercaja
Rafael Miranda Robredo	Chief Executive Officer	8	17	Chief Executive Officer
Salvador Montejo Velilla	General Secretary and Secretary to the Board	6	6
José Damián Bogas Gálvez	Executive Vice-President-Spain and Portugal	17	23	General management electricity business
Pedro Larrea Paguaga	Senior Vice-president-Energy Management	3	9	General management energy management
José Félix Ibáñez Guerra	Senior Vice-president-Mining	15	26	General management mining

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Manuel Morán Casero	Senior Vice-president-Generation	7	7	General management generation
Javier Uriarte Monereo	Senior Vice-president-Retailing	6	6	General management supply
José Luis Marín López Otero	Senior Vice-president-Endesa Red	3	8	General management diversification
Luis Rivera Novo	Executive Vice-President-Latin America	3	7	General management planning and resources
Alberto Martín Rivals	General Business Manager-Endesa Internacional	3	7	General management organization
Héctor López Vilaseco	General Manager-Energy Management-Endesa Internacional	2	21	International management, Financial management
Mario Valcarce Durán	General Manager – Enersis	2	25	Financial Management
Jesús Olmos Clavijo	General Manager –Endesa Europa	1	24	Management in Chairman Office, International projects and technological development
Álvaro Quiralte Abelló	General Manager – Endesa – Italia	1	8	Management in CEO office
José Antonio Gutiérrez Pérez	General Manager of Endesa in Aragón	6	29	Audit, Management in general manager office and in CEO office
José A. Martínez Fernández	General Manager of Endesa Andalucia and Badajoz	4	31	Electricity business	Director, Corporación Empresarial Extremadura
José María Plans Gómez	General Manager of Endesa in Canary Islands	6	23	Electricity business
Jaime Reguart Pelegrí	General Manager of Endesa in Balearic Islands	9	31	Electricity business and Economic control
José María Rovira Vilanova	General Manager of Endesa in Cataluña	3	41	Electricity business
Francisco de Borja Acha Besga	Senior Vice-President-Legal Affairs	7	7	Legal department
José Luis Palomo Álvarez	Chief Financial Officer	13	13	Chief Financial Officer
Carlos Torres Vila	Senior Vice-President Strategy	3	3	Strategy	partner, McKinsey & Co.
Germán Medina Carrillo	Senior Vice-President-Human Resources	17	18	Human resources
José Luis Puche Castillejo	Senior Vice-President-Control	7	7	Audit

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Gabriel Castro Villalba	Senior Vice-President-Communication	7	7	Communications
Antonio Pareja Molina	Senior Vice-President-Services	18	18	General management planning and resources
Mª Isabel Fernández Lozano	Senior Vice-President joint to Executive Vice-President-Spain and Portugal	3	22	Economics and Planning and control
Ángel Ferrera Martínez	Chairman of the Advisory Board of Unelco-Endesa Canary Islands	4	9	Chairman, UNELCO	Chairman, Toyota Canarias; Chairman, Cámara Oficial de Comercio de Las Palmas; Chairman, APD Canarias
Amado Franco Lahoz	Chairman of the Advisory Board of Erz-Endesa Aragón	4	4		Chairman, Ibercaja; Chairman, CASER Seguros y Reaseguros; Director, Altadis, S.A.; Director, CECA Confederación Española de Cajas de Ahorro
Bartolomé Reus Beltrán	Chairman of the Advisory Board of Gesa-Endesa Balearic Islands	4	8	Chairman, GESA
Jaime Ybarra Llosent	Chairman of the Advisory Board of Sevillana-Endesa Andalucia and Extremadura	4	4	Chairman, Cia. Sevillana	Director, Aegón España, S.A.;

B. COMPENSATION

The Company adopted the reporting model contained in Exhibit I to the Corporate Governance Annual Report for listed companies implemented by the Spanish National Securities Market Commission, which was approved by Spanish National Securities Market Commission Circular 1/2004.

In 2004, our Board of Directors accrued an aggregate compensation of approximately € 4.496 million. This compensation was divided as follows:

•	Fixed compensation—€2.17 million

•	Variable compensation—€1.349 million

•	Attendance fees—€0.93 million

•	Bylaw-stipulated fees—€0.0

•	Stock options and other financial instruments—€0.0

•	Other—€ 0.047 million.

In accordance with the provisions of Article 130 of the Spanish Corporations Law, remuneration by way of profit sharing may only be paid after the legal and statutory reserve requirements have been complied with and after a minimum dividend of 4% has been paid to shareholders.

Other benefits amounted to a total of €11.14 million, comprised of:

•	Advances—€0.343 million

•	Loans granted—€0.153 million

•	Pension funds and plans: Contributions—€4.555 million

•	Pension funds and plans: Obligations assumed—€0.0

•	Life insurance premiums—€0.225 million

•	Guarantees provided by the Company for the Directors—€5.865 million.

As a general rule, the Company has established a guarantee of future rights with respect to compensation and pensions for employees reaching certain ages and years of service. For such employees, these guarantees, with respect to this section, amount to €3.907 million in the case of “Pension Funds and Plans: Contributions” and to €5.865 million in the case of “Guarantees provided by the Company for the Directors”. The latter figure will decrease each year the director stays at the relevant company.

Company directors and/or senior management of Group companies received aggregate attendance fees, whether for our Board of Directors or boards of other companies, of €0.311 million. The total compensation of the directors was €4.8 million, which represents 0.35% of the net income attributed to the Parent Company. Based on the percentage referred to in Article 40 of the Corporate Bylaws, i.e., the sum of the fixed compensation amounts and share in profits with respect to the consolidated Group’s income approved by the Stockholders’ Meeting, this percentage would be 0.05%.

The total compensation of senior management, including those managers identified in this Item 6.A. and excluding the Chairman and CEO, was €17.27 million.

Furthermore, there are some guarantee clauses for members of senior management, including the executive directors of the Company or the Group, in the event of dismissal or changes in control. There are 29 beneficiaries of these clauses.

These guarantee clauses are the same in all of the contracts of the Executive Directors and Senior Executives of the Company and the Group, and are consistent with standard market practice. They were approved by the Board of Directors following the report of the Appointments and Compensation Committee and provide for severance in the event of termination of the employment relationship and a post-contractual non-competition clause. The regime for these clauses is as follows:

•	Termination of the employment relationship:

•	By mutual agreement: severance equal to three times the annual compensation.

•	At the unilateral decision of the executive: no entitlement to severance, unless the decision to terminate the employment relationship is based on the serious and willful breach by the Company of its obligations or the position is rendered devoid of content, in which case the severance described in the immediately preceding bullet applies.

•	As a result of termination by the Company other than for cause: severance equal to three times the annual compensation.

•	At the decision of the company for cause (i.e., based on the serious wilful misconduct or negligence of the executive in discharging his duties): no entitlement to severance.

The above framework is an alternative to the severance terms as set forth in the CEO and senior executive employment agreements.

•	The post-contractual non-competition clause provides for a two-year noncompete period. As consideration, the executive is entitled to receive an amount equal to one annual fixed compensation payment.

C. BOARD PRACTICES

Corporate Governance

Spanish corporate law provides that a company’s Board of Directors is responsible for the management, administration and representation of a company in all matters concerning the business of a company, subject to the provisions of the company’s bylaws (estatutos) and the powers conferred by stockholders’ resolutions.

The Board of Directors of Endesa, S.A., in addition to the bylaws described in more detail under “Additional Information—Memorandum and Articles of Association”, has adopted other regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are the following:

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

The Internal Regulations on Conduct in Securities Markets determine the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. They are based on the principles of impartiality, good faith, placing general interests before one’s own and care and diligence in using information and acting in the securities markets.

The Rules on Corporate Integrity, comprised of the Charter Governing Senior Management, the Charter Governing Executives and the Employees’ Code of Conduct, develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also establish the limitations and define the incompatibilities of our executives and senior executives arising from their status as such.

We believe that, as set out in the above regulations and rules, our core principles of transparency, respect for stockholders’ rights, the duty of care and loyalty of the directors and the establishment of a set of rules for the functioning of the corporate bodies encourage stockholder participation in decision-making processes to the fullest extent permitted by applicable law.

In addition to the rules and regulations adopted by the board, the Stockholders’ Meeting Regulations, approved at the Stockholders’ Meeting held on June 19, 2003, as modified at the Stockholders’ Meeting held on April 2, 2004, also serve an important role in corporate governance. The objective of the Stockholders’ Meeting Regulations is to promote the participation of the stockholders in the Stockholders’ Meeting by suitably arranging for mechanisms to provide them with information and encourage them to contribute to decision-making in the Company by exercising their rights to participate in debates and to vote.

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

Independence of the Directors on the Board of Directors

Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such rule, however under Spanish practice there are generally three types of directors: executive directors, directors dominicales appointed by an individual stockholder due to the size of its shareholding, and independent directors. The Board of Directors of Endesa, S.A. has a majority of non-executive directors. We have not determined whether or not the directors on the Endesa, S.A. board would be considered independent under NYSE rules. We note, however, that 11 out of the 14 members of our Board of Directors are external in accordance with applicable corporate bylaws; that is, they do not have any professional link with Endesa, S.A. other than through their membership on the Board of Directors and they were not appointed by any particular shareholder due to the size of such shareholder’s interest in Endesa, S.A.

In addition, in light of the recommendations of the Aldama Committee and of the European Union with respect to independent directors, our “type (b)” directors (external directors of our bylaws) have made formal declarations of adherence to the minimum principles set forth in these recommendations. Furthermore, the Board of Directors has made an express declaration that nine directors are independent.

Independence of the Directors on the Audit Committee

Under the NYSE corporate governance rules, a majority of the audit committee must be composed of independent directors and by July 31, 2005, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit and Compliance Committee of the Board of Directors of Endesa, S.A. is composed of four independent directors. The composition of the Audit and Compliance Committee is indicated in the initial table under “—Directors and Senior Management”. We believe that all members of our Audit and Control Committee would be considered independent in accordance with the definition of independence for Audit Committee membership under SEC rules and regulations and are independent in accordance with applicable Spanish regulations.

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required, though there is a non-binding recommendation for listed companies in Spain to so have these committees and for them to be composed of a majority of non-executive directors. Endesa, S.A. satisfies this non-binding recommendation. The composition of the Appointments (i.e., Nomination) and Compensation Committee is indicated in the initial table under “—Directors and Senior Management”.

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

The composition of the Audit and Compliance Committee is indicated in the initial table under “—Directors and Senior Management”. See “Item 16.A Audit Committee Financial Expert” for additional information regarding the Audit and Compliance Committee.

Appointments and Compensation Committee

The Appointments and Compensation Committee is composed of four directors. It performs, among others, the following functions:

•	informing the Board of Directors on the appointment of senior managers;

•	proposing the remuneration framework and approving the remuneration of the directors and compensation plans for the senior management of Endesa and its subsidiaries; and

•	assessing promotion and recruiting policies of executive officers.

Rafael González-Gallarza Morales has served as chairman of this committee since May 2002.

The composition of the Appointments (i.e., Nomination) and Compensation Committee is indicated in the initial table under “—Directors and Senior Management”.

D. EMPLOYEES

At December 31, 2004, Endesa had 27,918 employees, which represents an increase of 4.3% from the number of employees at December 31, 2003. Of those employees, 13,743 were located in Spain and 14,175 were located outside Spain compared with 13,838 and 12,939, respectively, at December 31, 2003.

We have continued to pursue a policy of staff reductions and workforce rationalization which has resulted in a steady reduction in employment levels. We have a voluntary early retirement plan in place which is expected to reduce its personnel in Spain by approximately 690 employees in the two-year period ending December 31, 2005. During 2004, 323 employees retired in accordance with the terms of this plan. In addition, in October 2000 Endesa signed a new voluntary early retirement plan pursuant to which our workforce may be reduced by an additional approximately 5,000 eligible employees. During 2004, 32 employees retired in accordance with the terms of this plan.

The table below shows Endesa’s employment levels at the dates indicated. For a discussion of personnel costs, see “Item 5. Operating and Financial Review and Prospects”.

The following table sets forth the number of employees in Spain and outside Spain at the dates indicated:

	At December 31,
	2002	2003	2004
Total employees in Spain	14,020	13,838	13,743
Total employees outside Spain	12,334	12,939	14,175

Total	26,354	26,777	27,918

The increase in employees outside Spain was principally due to an increase in the workforce in Brazil and Chile.

The following tables provide a breakdown of our employees by main category of activity and geographic distribution at December 31, 2004.

Employees in Spain	Number
Managerial staff	416
Mid-level staff	2,394
Clerical staff and other workers	10,933

Total	13,743

Employees outside Spain	Number
Managerial staff	286
Mid-level staff	2,274
Clerical staff and other workers	11,615

Total	14,175

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

Chile

Enersis is a party to two collective bargaining agreements that expire in July and December 2007, respectively. All collective bargaining agreements with employees of Chilectra took effect in December 2004 and are scheduled to expire in December 2008. Endesa-Chile signed an agreement with the engineers’ union in December 2003, which agreement will expire in December 2006. Our collective bargaining agreements with our electro-mechanical, technical and administrative personnel terminate in December 2005 and July 2008. In December 2004, we signed two collective bargaining agreements with the employees of CAM Chile, which agreements expire in December 2007 and December 2008, respectively, and we also have a collective bargaining agreement that expires in December 2005.

Argentina

In October 2004 we signed two collective bargaining agreements with the employees of Edesur. However, those agreements have not yet been registered with government authorities and are therefore not yet effective. We expect these agreements will be registered and become effective in 2005. Costanera is also a party to two collective bargaining agreements, one scheduled to begin in April 2005 and the other scheduled to expire in October 2005. El Chocon’s collective bargaining agreement has no fixed expiration date.

Brazil

Coelce is a party to a collective bargaining agreement that is scheduled to expire in December 2006. Cachoeira Dourada is a party to two collective bargaining agreements, both of which expire in May 2005. Ampla is a party to collective bargaining agreements that are scheduled to expire in September 2005. These agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions. Brazilian law stipulates that collective bargaining agreements may not be for more than two years.

Colombia

Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is still in the negotiation stage and has not closed collective bargaining agreements which it won in June 2004.

Peru

Edelnor is a party to three collective bargaining agreements that expire in December 2008. Edegel is a party to a collective bargaining agreement that expires in December 2005.

E. SHARE OWNERSHIP

None of our executive officers beneficially owns ordinary shares representing one percent or more of our share capital. At May 31, 2005, the members of our Board of Directors directly owned an aggregate of 89,126 of our ordinary shares and indirectly owned an aggregate of 48,982 of our ordinary shares, representing a total of approximately 0.01304% of our outstanding capital stock, as shown in the table below:

	Number of Ordinary Shares Beneficially Owned		% of Capital Stock
Manuel Pizarro Moreno	50,004		0.00472
Rafael Miranda Robredo	7,585		0.00072
Alberto Alonso Ureba	—		—
Miguel Blesa de la Parra (1)	600		0.00006
José María Fernández Cuevas	—		—
José Manuel Fernández-Norniella	—		—
Rafael González-Gallarza Morales	3,300		0.00031
Francisco Nuñez Boluda	4,000		0.00038
Juan Ramón Quintás Seoane	1,525		0.00014
Francisco Javiér Ramos Gascón	9,771	(2)	0.00092
Alberto Garcia Andrade	21,350	(3)	0.00202
Manuel Ríos Navarro	12,472	(4)	0.00118
Juan Rosell Lastortras	10,005	(5)	0.00094
José Serna Masiá	17,496	(6)	0.00165

Total	138,108		0.01304

(1)	Director appointed as representative of Caja Madrid to Endesa’s Board of Directors. At May 31, 2005, Caja Madrid owned 95,287,691 of our ordinary shares, representing 9.0% of our outstanding share capital.
(2)	992 ordinary shares are held directly and 8,779 ordinary shares are held indirectly.
(3)	250 ordinary shares are held directly and 21,100 ordinary shares are held indirectly
(4)	3,889 ordinary shares are held directly and 8,583 ordinary shares are held indirectly.
(5)	5 ordinary shares are held directly and 10,000 ordinary shares are held indirectly.
(6)	16,976 ordinary shares are held directly and 520 ordinary shares are held indirectly.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

All shareholders have the same voting rights. In accordance with applicable Spanish law, the following have reported to the Comisión Nacional del Mercado de Valores (CNMV) that they beneficially own more than 5% of our share capital.

Title of Class	Identity of Person or Group	Number of Ordinary Shares Beneficially Owned	Percent of Class
Ordinary shares	Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid) (1)	95,287,691	9.000%
Ordinary shares	Caja de Ahorros y Pensiones de Barcelona (La Caixa) (2)	52,975,235	5.004%

(1)	On April 4, 2005, Caja Madrid communicated to the CNMV that it had increased its shareholding in us to 9%, and also communicated its intention to increase its interest in us, in accordance with applicable law and regulations, up to 10%.
(2)	52,775,235 of our ordinary shares are held through Caixa Holding, S.A. and 200,000 are held through Caixa de Barcelona Seguros de Vida, S.A. de Seguros y Reaseguros. On June 3, 2003, La Caixa announced a private placement of €865 million in bonds exchangeable into an aggregate of 52,975,235 of our ordinary shares, the number of ordinary shares held directly and indirectly by La Caixa on such date. The bonds will mature in 2006 and may be exchanged into our ordinary shares at any time after August 11, 2003 up through the date which is nine days prior to maturity.

B. RELATED PARTY TRANSACTIONS

We have not entered into any transactions with members of our Board of Directors, executive officers, senior management or any shareholders with representatives on our Board of Directors that are unusual in their nature or conditions or that are material to us.

In the ordinary course of our business, our two principal shareholders, Caja Madrid and La Caixa, have extended loans, guarantees and other services to Endesa, S.A. and our affiliates. We believe that all such loans, guarantees and other services we have received have been entered into on arms-length terms and conditions.

In addition, in the ordinary course of our business, we have from time to time made loans to or guaranteed the obligations of companies not consolidated by us, but over which we have a significant influence. We believe that all such loans and guarantees have been entered into on arms-length terms and conditions. At December 31, 2004 we had €496 million outstanding under such loans. At December 31, 2004 we had guarantees outstanding of €450 million in respect of the obligations of such companies.

The aggregate amount of advances and loans granted to our executive officers (including executive officers who are also members of our Board of Directors) outstanding at December 31, 2004 was €4.99 million. Of these loans, €3.20 million accrue interest at EURIBOR plus 0.5% and €1.79 million are interest-free.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 for our consolidated financial statements.

Legal Proceedings

In 2002, EDF International commenced an action against Endesa Internacional, Repsol YPF, S.A. and YPF, S.A. before the Arbitration Court of the International Chamber of Commerce, Paris, France. EDF International petitioned the court to require Endesa Internacional to pay to it $256 million plus interest, arising out of EDF International’s purchase of the respective interests of Endesa Internacional and YPF, S.A. in two Argentine companies, EASA and EDENOR. Endesa Internacional is contesting this claim and has counterclaimed in an amount of $57.9 million.

SUNAT, the tax authority in Peru, has questioned the tax effects of the asset revaluation which took place in Endesa’s subsidiary Edegel S.A. (“Edegel”) as a result of its spinoff in 1996. With respect to the issues under discussion, Edegel obtained favorable court decisions at the two corresponding administrative tax courts (Tribunal Arbitral and Tribunal Fiscal) and, currently, the SUNAT is reviewing the revised asset valuations. The outcome is not quantifiable as the previous tax rulings have been quashed and no new ruling has been adopted. Our economic interest in Edegel is 13.78%.

The Brazilian Customs Administration (DECEX) has questioned the application of a special tax reduction for imported assets through the customs of the federal states of Rio de Janeiro and Rio Grande do Sul, previously awarded in 1998 to Endesa’s subsidiary Companhia de Interconexao Energetica (“CIEN”). At December 2004, CIEN has provisions of € 76.4 million in respect of federal taxes and related interest under discussion. On December 15, 2004, the tax authorities in Brazil ruled that CIEN is liable for 187 million Brazilian Reais (approximately €52 million) for taxes, interest accrued and fines on account of the goods imported through the state of Rio de Janeiro, and such ruling has been appealed before the Administrative Court. We are awaiting final resolution of the administrative procedure.

Our Brazilian subsidiary Companhia de Electricida de do Rio de Janeiro S.A. (“Cerj”) won an injunction in 1996 against the Federal Government of Brazil, which stated that Cerj was not obliged to pay the Contribuicao para o Financiamento da Seguridade Social. This tax is based on revenues earned from the provision of electric power services. The Court of Appeal reaffirmed the prior court’s decision and stated it was final and in 1997 the Federal Government of Brazil brought an “Acao Rescisoria”. This is a special claim based on strict statutory authorization that allows the Court to nullify the prior final judgment and retry the case. This claim is now before the Federal Court of Appeals of the Second Circuit—Rio de Janeiro. The amount in dispute is approximately US$ 100 million. There is as yet no date scheduled for the decision.

Until December 31, 1996, we and our affiliates paid corporate income tax within the Consolidated Tax Group, whose controlling company is the Sociedad Estatal de Participaciones Industriales (SEPI). The corporate income tax law establishes that companies that leave the Group must apply deductions that have not been used by the Group in the manner and to the same extent as their contribution to the deductions. Pursuant to this provision, the Tax and Financial Inspection concluded that Endesa and Unión Electrica de Canarias, S.A. (“Unelco”) were entitled to take certain deductions in 1997 and thereafter in respect of certain investments that they made from 1992 to 1996.

Nevertheless, subsequent to such resolution, and as a consequence of the audits conducted by SEPI, the Tax and Financial Inspector initiated proceedings on behalf of the SEPI Group in 1996 in respect of deductions taken in whole or in part by Endesa and Unelco that were generated by Endesa Group companies from 1992 to 1996.

On June 14, 2001, the Ministry of Economy and Finance approved certain resolutions declaring unduly adverse the Tax and Financial Inspector’s conclusions in respect of Endesa’s and Unelco’s proceedings, whereby it recognized their right to apply the deductions generated in the aforementioned years. Separately, the Tax and Financial Inspector initiated proceedings against Endesa in which it challenged Endesa’s right to take certain deductions generated in 1992 to 1996. These proceedings have been appealed to the Economic-Administrative Central Court. The total amount of deductions at issue in these proceedings is € 232 million.

As to the underlying issue, the Spanish Court of Appeals has upheld the Tax and Financial Inspector’s resolutions in respect of Endesa’s and Unelco’s entitlement to take the abovementioned deductions. The Ministry of Economy and Finance appealed the decision to the Spanish Supreme Court.

In September 2004, Endesa Italia was notified by the Autorità per l’Energia ed il Gas (Italian Energy and Gas Authority or AEEG) that it had commenced a formal proceeding against Endesa Italia in connection with the virtually nationwide “blackout” of September 28, 2003. We understand that other electricity operators in Italy have received similar notifications.

On January 19, 2005 Endesa Italia appeared at a hearing at the AEEG and presented certain documents as part of its defense to the allegations. Endesa Italia requested copies of documents related to the proceedings against the other Italian electricity operators, but such request was denied. On June 7, 2005 Endesa Italia received a preliminary notification from the AEEG that it maintained its intention to impose sanctions on Endesa Italia for its alleged role in the “blackout”.

Prior to July 31, 2005, Endesa Italia will present and discuss before the AEEG a final defense document. Subsequent to such presentation and discussion, but prior to July 31, 2005, the AEEG must conclude the proceeding and make a decision regarding whether and to what extent to impose sanctions on Endesa Italia. In the event that the AEEG decides to impose sanctions on Endesa Italia, Endesa Italia intends to defend its position through all available administrative and judicial avenues.

There are no other legal proceedings to which we are a party that are material to us. However, at December 31, 2004, we had a total provision of € 4,369 million, of which € 2,316 million relates to coverage for future liabilities (excluding pension funding liabilities) derived from the restructuring plans carried out as a consequence of the transition to a more competitive market, principally liabilities relating to our obligations with respect to certain categories of employees who are terminated in connection with restructuring plans. Of the remaining amount, € 330 million of the provision relate to future extraordinary repairs and restructuring of facilities, € 252 million relate to future employee welfare obligations, € 935 million represent the estimated amount required to cover probable or certain liabilities in connection with current litigation, and € 228 million represent the estimated amount required to cover indemnities or contingent liabilities.

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

We expect to pay dividends each year and, under normal conditions, our expected pay-out ratio will be between 50% and 60% of consolidated net income. However, this dividend policy will depend on the existence of consolidated net income and unconsolidated net income at the level of Endesa, S.A., as well as our financial condition and other factors.

The following table sets forth the interim, final and total dividends paid by Endesa per ordinary share in respect of each year indicated.

	euro per ordinary share
Year Ended December 31,	Interim	Final	Total	% Increase from Prior Year
2000	0.2400	0.4100	0.6500	10.4%
2001	0.2640	0.4185	0.6825	5.0%
2002	0.2640	0.4185	0.6825	0.0%
2003	0.2640	0.4390	0.7030	3.0%
2004	0.2720	0.4662	0.7382	5.0%

The amount of dividends, if any, paid by us in the future will depend on our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. Our rate of income distribution was 56.7% in 2004 compared with 56.7% in 2003.

Dividends payable by Endesa to holders of our ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish withholding tax at the rate of 15%, subject to reduction pursuant to applicable tax treaties. See “Item 10. Additional Information—Taxation––Spanish Tax Consideration—Taxation of Dividends”.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Market Price Information

Endesa’s ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia (“Spanish stock exchanges”) and are traded on the Automated Quotation System of the Spanish stock exchanges. Endesa’s ordinary shares are also listed on the Santiago Off Shore Stock Exchange in Chile.

Endesa’s ADSs representing ordinary shares of Endesa are listed on the New York Stock Exchange. Each Endesa ADS represents one ordinary share of Endesa. Effective on May 18, 2000, Citibank, N.A. became Endesa’s depositary issuing the ADRs evidencing the Endesa ADSs. Endesa’s ticker symbol on the New York Stock Exchange is “ELE”.

The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ADS on the New York Stock Exchange.

	Per ADS
	High	Low
	(in U.S. dollars)
2000	23.69	15.25
2001	19.44	14.70
2002:
First Quarter	15.84	14.37
Second Quarter	15.77	13.65
Third Quarter	14.40	8.77
Fourth Quarter	12.15	9.00

	Per ADS
	High	Low
	(in U.S. dollars)
2003:
First Quarter	12.83	11.24
Second Quarter	17.12	12.54
Third Quarter	16.42	15.39
Fourth Quarter	19.10	15.43
2004:
First Quarter	20.44	17.28
Second Quarter	19.60	17.31
Third Quarter	19.38	17.95
Fourth Quarter	23.51	19.09
2005:
First Quarter:
Month ended January 31	23.06	21.85
Month ended February 29	23.34	22.25
Month ended March 31	23.40	22.35
Second Quarter:
Month ended April 30	22.49	21.63
Month ended May 31	22.39	21.85
Month ended June 30 (through June 24)	25.52	21.80

At December 31, 2004, approximately 2.6% of our ordinary shares were held in the form of ADSs by 186 holders of record. The number of ADSs outstanding was 27,609,284 at December 31, 2004.

The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ordinary share on the Automated Quotation System, which is the principal market for the ordinary shares. Such prices have also been translated into dollars at the Noon Buying Rate on the respective dates of such quotations. See “Item 3. Key Information—Exchange Rates” regarding exchange rates applicable during the periods set forth below.

	Per Ordinary Share		Per Ordinary Share
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
2000	24.37	17.30	23.30	15.54
2001	20.26	16.05	18.63	14.60
2002:
First Quarter	17.86	16.46	15.55	14.41
Second Quarter	17.45	14.13	15.35	13.97
Third Quarter	14.62	8.95	14.43	8.78
Fourth Quarter	12.28	9.06	12.19	8.93
2003:
First Quarter	12.05	10.04	12.74	11.07
Second Quarter	14.88	11.46	17.28	12.50
Third Quarter	14.53	13.27	16.15	15.46
Fourth Quarter	15.34	13.06	19.03	15.42
2004:
First Quarter	16.18	14.01	19.96	18.38
Second Quarter	16.06	14.46	18.98	18.05
Third Quarter	15.68	14.57	19.47	18.09
Fourth Quarter	17.29	15.27	23.41	20.67

	Per Ordinary Share		Per Ordinary Share
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
2005:
First Quarter:
Month ended January 31	17.74	16.74	23.15	21.84
Month ended February 28	18.05	16.77	23.96	22.26
Month ended March 31	17.51	17.02	22.71	22.07
Second Quarter:
Month ended April 30	17.50	16.63	22.61	21.48
Month ended May 31	17.79	17.08	21.97	21.09
Month ended June 30 (through June 24)	17.76	17.68	21.47	21.37

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish stock exchanges”) consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”), the majority of the transactions on which are conducted through the Automated Quotation System (Sistema de Interconexión Bursátil Español or “S.I.B.E.”).

At December 31, 2004, there were 143 companies listed with shares traded through the Automated Quotation System. The total market capitalization of these companies at December 31, 2004 was approximately €635.3 billion (US$860.0 billion) and their reported trading volume for the year ended December 31, 2004 was €624.7 billion (US$845.7 billion).

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

The Automated Quotation System provides those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is quoted and regulated by Sociedad de Bolsas, S.A. (the “Sociedad de Bolsas”). All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker, a dealer firm or a credit entity that is a member of a Spanish stock exchange.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price, and associated volumes, are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the Automated Quotation System) and after giving notice to the CNMV, the Sociedad de Bolsas may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price or modify the reference price.

The computerized trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there exist matching bid and ask orders over a security within the computerized system which exceed any of the above “static” and “dynamic” ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the “static” and “dynamic” ranges will apply over such reference price. The “static” and “dynamic” ranges applicable to each particular security are set up and reviewed periodically by the Sociedad de Bolsas.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding bids or offers, as the case may be, on the system matching or bettering the terms of the proposed off-system transaction, and if the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas before 8:00 p.m At any time trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily trading volume of the stock during the preceding three months;

•	the transaction relates to a merger or spin-off of a listed company ;

•	the transaction relates to the reorganization of a group of companies;

•	the transaction is executed for the purpose of settling litigation or completing a complex set of contracts; or

•	if the Sociedad de Bolsas finds another appropriate cause.

Information with respect to computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización (the “Stock Exchange Official Gazette”) and on the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the Spanish stock exchanges are cleared and settled through Iberclear (the “Securities Clearing and Settlement Service”). Only members of the system are entitled to use it, and membership is restricted to authorized members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Iberclear is owned by Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Spanish Exchanges and Markets, Holding Company of Markets and Financial Systems, S.A.), a newly incorporated holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. See “—Integration of the Spanish Official Organized

Secondary Markets and Clearing and Settlement Systems into a Single Holding Company”. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the member entity appearing in the records of Iberclear as holding the relevant shares in its own name; or

•	the investor appearing in the records of the member entity as holding the shares.

Iberclear has approved regulations introducing the so-called “T+3 Settlement System” by which the settlement of any transactions must be made within three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of an official Spanish stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant member entity must issue a certificate of ownership. If the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name. However, Spanish Law 24/1988, as amended by Law 37/1998, which implements a European Union directive, allows, in specified circumstances, for the transfer of ownership of shares of a company listed on a Spanish stock exchange without complying with one or more of the requirements described above, though secondary legislation required to implement this law in Spain has not been enacted as of this date.

Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of shares from Citibank, N.A. (the “Depositary”) to a holder of American Depositary Receipts (“ADRs”) in exchange for such American Depositary Shares (“ADSs”), and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement, as amended and restated as of May 18, 2000 (the “Deposit Agreement”), provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.

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

The first directive modifies the Securities Markets Act by introducing the principle of “community passport” or “single license” pursuant to which a services company authorized by a Member State of the European Union can provide investment services and related activities in Spain by offering its services or establishing itself as a branch. This modification permits the direct admission of certain entities into the stock exchange area. The second directive enlarges the scope of the Securities Markets Act by extending the controls applicable to negotiable instruments to a broader list of financial instruments, such as financial exchange contracts, swaps, options, futures or installment financial contracts.

Other modifications under Law 37/1998 include:

•	revocation of the Sociedades and Agencias de Valores’ monopoly in keeping the book entry records for the securities not admitted for trading on official markets;

•	consideration of the secondary official markets as regulated markets, and amendments to the requirements for admission and exclusion of securities for trading on official secondary markets;

•	amendment to the rules granting access to the capital stock of governing companies of stock exchanges;

•	new regulation of several aspects concerning the Spanish Government Securities Market;

•	delimiting the functions and conditions under which investment companies can operate in the markets;

•	incorporation of the Investments Guarantee Fund in order to indemnify investors in cases where insolvency and bankruptcy proceedings of investment services companies may cause cash or securities conferred to them by an investor to become unavailable;

•	increase of the CNMV’s inspection, sanctioning and supervisory powers; and

•	several amendments to different laws such as the Stock Companies Act, the Companies Tax Act and the Collective Investment Institutions Act.

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

In response to the public’s growing intolerance for insider-dealing and information abuses (and the unfair profits resulting therefrom), the provisions applicable to these matters have also been updated, particularly with regard to transactions with related parties (both individuals and corporations) where conflicts of interest may arise.

Regarding disclosure obligations the reform sets forth that information will be deemed “relevant” if the disclosure of such information (i) may reasonably have a foreseeable effect on any investor with regard to the purchase or transfer of securities or financial instruments; and (ii) consequently, may significantly alter the market price of such securities or financial instruments. Therefore, information must reasonably affect the decisions made by an investor with general professional knowledge and have a certain degree of specificity in order to have an impact on an investment decision. Relevant information should be disclosed to the market as soon as possible by filing a written prior notice with the CNMV and by means of a public disclosure on the Internet websites of the issuers of the negotiable securities involved. The length of the period during which the relevant information must be published on the Internet websites shall be determined by the CNMV.

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

Trading by Endesa and its Subsidiaries in Endesa Ordinary Shares

The Spanish Corporations Law dated December 22, 1989 (the “Spanish Corporations Law”) prohibits the purchase by Endesa and its subsidiaries of Endesa ordinary shares in the secondary market except in limited circumstances. Such a purchase of ordinary shares must be authorized by the general meeting of stockholders of Endesa and, in the case of a purchase of Endesa ordinary shares by a subsidiary of Endesa, also by a general meeting of shareholders of the subsidiary. The ordinary shares so purchased have no economic or voting rights while held by the Endesa Group and have no voting rights while held by Endesa’s subsidiaries. The purchaser must create reserves equal to the purchase price of any Endesa ordinary shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company. The total number of Endesa ordinary shares held by Endesa and its subsidiaries may not exceed 5% of the total capital of the Endesa Group. At December 31, 2004, the balance of our owned ordinary shares is zero. At December 31, 2003, Endesa owned 2,089,661 of its own ordinary shares, or approximately 0.2% of Endesa ordinary shares then outstanding. See Note 12 to our consolidated financial statements for information relating to transactions by Endesa in its own ordinary shares.

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

General

The issued capital of Endesa at December 31, 2004 was €1,270,502,540.4 divided into a single series of 1,058,752,117 ordinary shares in book-entry form, with a nominal value of €1.20 each. All of the ordinary shares are fully paid and non-assessable. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth under “––Foreign Investment and Exchange Control Regulations.”

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

Directors

All members of the Board of Directors are elected by a majority of our shareholders at the annual general meeting of shareholders to serve four-year terms. After the initial four-year term, they may be re-elected for periods of an equal term, save in the case of external directors (“type b” in our bylaws), who may only be re-elected for one additional second term.

The articles of association provide that no person over the age of 70 may be appointed to the Board of Directors. The age limit for the position of Chief Executive Officer is 65, but the CEO may thereafter continue to serve as a director.

Dividend and Liquidation Rights

Our Board of Directors has normally declared an interim dividend in the fourth quarter of each year. Payment of final dividends is proposed by our Board of Directors and must be authorized by the shareholders at the annual general meeting. Holders of newly-issued ordinary shares participate in such dividends for each year from the date agreed by the general shareholders’ meeting. According to the Spanish corporations law and our bylaws, dividends may be paid out of profits or distributable reserves only if (1) the value of our net worth is not, and as a result of distribution would not be, smaller than the capital stock and (2) the amount of distributable reserves is equal to or greater than the amount of any pending amortization of start-up costs, certain research and development expenses and goodwill. Pursuant to the deposit agreement dated as of May 18, 2000 with Citibank, N.A., as depositary, under which ADSs are issued, the depositary will receive such dividends with respect to ordinary shares underlying the ADSs.

The right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes due.

Upon a liquidation of Endesa, stockholders would be entitled to receive pro rata any assets remaining after the payment of our debts and taxes and expenses of the liquidation.

Legal Reserve

Under Spanish law, Endesa is required to allocate 10% of each fiscal year’s profit to a legal reserve, until such reserve reaches at least 20% of Endesa’s capital stock. The legal reserve may only be allocated to offset losses if there are not other available reserves sufficient for this purpose. Endesa’s legal reserve currently meets this 20% requirement.

General Meetings

Our annual general meeting of shareholders is required to be held in Madrid within the first six months of each fiscal year on a date fixed by our Board of Directors. Extraordinary meetings may be called from time to time by our Board of Directors whenever deemed appropriate or at the request of shareholders representing five percent of the outstanding share capital. Notices of all meetings are published in the Commercial Registry’s Official Gazette and in one of the newspapers with a large circulation in the Madrid area at least 15 days before the date fixed for the meeting or at least one month before the date fixed for the meeting if the agenda includes a proposal relating to a merger or split-up.

Attendance and Voting at General Stockholders’ Meetings

Record holders of at least 50 Endesa ordinary shares may attend general shareholders’ meetings. Holders of less than 50 Endesa ordinary shares may join other shareholders in order to hold an aggregate of at least 50 Endesa ordinary shares and may then appoint a representative to attend the meeting and vote their ordinary shares. Only holders of record of ordinary shares may attend the meeting.

The general shareholders’ meeting held on April 2, 2004 approved certain amendments to our bylaws, including a revised Article 33 (Right to Information) and a new Article 30 bis (Voting and proxies through electronic communications), the latter of which responds to the requirement to adopt our bylaws to certain changes required by applicable Spanish legislation designed to improve corporate transparency and provide shareholders with additional manners of exercising their rights to vote their shares.

In May 2005, our Board of Directors decided to pass, in accordance with the provisions of Article 30 bis of our corporate bylaws and Article 20 bis of the General Meeting Regulations, rules with respect to long-distance voting and granting of proxy for the general shareholders’ meeting held on May 27, 2005.

Proxies may be given only to individuals acting in their individual capacity or to legal entities, must be in writing and are valid only for a single meeting. A proxy may be revoked by written notice to Endesa prior to the meeting or by attendance by the shareholders at the meeting.

Only holders of ordinary shares

•	duly registered in the corresponding book entry record at least five days prior to the day on which a meeting is scheduled to be held in the manner provided for in the notice with respect to the meeting; and

•	holding the corresponding card (tarjeta de asistencia) issued by the relevant entity which maintains records under the book-entry system (See “—Registration and Transfers”)

may attend and vote at the meeting.

Subject to the above, the depositary (or its nominee) is entitled to vote the ordinary shares underlying the ADSs. The deposit agreement requires the depositary (or its nominee) to accept voting instructions from holders of ADRs and to execute such instructions to the extent permitted by law.

In accordance with Spanish law, our bylaws provide that the quorum requirement for shareholders’ meetings is that established by law, which in turn provides that, on first call, a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing at least 25% of the paid-in capital of Endesa. On second call there is no quorum requirement. Consideration of such extraordinary matters as modifications of our bylaws including changes in our share capital, bond issuances, merger, split-up, dissolution or changes in corporate form requires on first call the presence in person or by proxy of shareholders representing at least 50% of the paid-in capital of Endesa, and on second call the presence in person or by proxy of shareholders representing at least 25% of the paid-in capital. If on this second call, the shareholders present in person or by proxy represent less than 50% of the paid-in capital, the resolutions relating to extraordinary matters may be adopted only with the vote of shareholders representing two-thirds of the capital present or represented at such meeting. A resolution relating to an amendment to limit voting rights requires the affirmative vote of a majority of the outstanding capital entitled to vote at both first and second call.

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

At the general meeting of shareholders of May 12, 1998, the shareholders passed a resolution to limit the voting rights attaching to the ordinary shares such that the shareholders shall have the right to one vote for each ordinary share which they own or represent, except that no shareholder may exercise a number of votes which exceeds the number of votes which corresponds to 10% of the total capital stock with voting rights existing from time to time even though the number of ordinary shares held by such shareholder exceeds 10% of the capital stock of Endesa. This limitation applies to the number of votes cast by any two shareholding companies which belong to the same group of companies or to any two or more shareholding companies which are controlled by any one shareholder, whether the ordinary shares held by such companies are issued jointly or separately. In spite of the limitations on voting rights, all of the ordinary shares belonging to one holder, or to one group of companies or to one person and the companies which such person controls will be included together for the purpose of establishing whether a quorum is present for the carrying on of business at any general shareholders’ meeting.

Registration and Transfers

Our ordinary shares are in book-entry form. Ordinary shares are indivisible. Co-owners of one ordinary share must designate a single person to exercise their shareholders’ rights, but they shall be jointly and severally liable to Endesa for all the obligations relating to their status as shareholders.

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

There are two principal changes to the regulatory regime. First, the requirement for pre-approval by Spanish regulators has been abolished and replaced with a pre-notification system which permits regulatory action post-decision or act, though it is important to note that such decisions or acts may be suspended during the regulatory body’s review. Second, the new regulatory regime only permits administrative action in the event that the decision or act implies significant risks or material effects, direct or indirect, on activities developed by companies, with the goal of guaranteeing the adequate management and provision of services by the same, with certain objective criteria established in the Law.

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

Reporting Requirements

Because Endesa ordinary shares are listed on a Spanish stock exchange, agreements with respect to the acquisition or disposition of Endesa’s ordinary shares must be reported within seven business days of the acquisition or disposal to Endesa, the CNMV, the relevant Spanish stock exchanges and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, where:

•	in the case of an acquisition, the acquisition results in that person or group holding (x) 5% (or successive multiples thereof) of Endesa’s share capital, or (y) 1% (or successive multiples thereof) of Endesa’s share capital if the acquiror or a person acting on his behalf is a resident of a “tax haven”; or

•	in the case of a disposal, the disposal results in the existing holding of that person or group to fall below a threshold of (x) 5% (or successive multiples thereof) of Endesa’s share capital, or (y) 1% (or successive multiples thereof) if the person or group or a person acting on his or its behalf is a resident of a “tax haven”.

Any member of our Board of Directors must report to Endesa, the CNMV and the relevant Spanish stock exchanges, any percentage or number of shares and stock options held at the time of becoming a member of the board. Endesa’s officers must report to the CNMV any acquisition of Endesa’s ordinary shares or options if such transactions are part of a compensation plan.

Furthermore, any member of our Board of Directors must similarly report any acquisition or disposal, regardless of size, of ordinary shares or stock options.

Withholding Tax on Dividends

Dividends payable by Endesa to holders of ordinary shares or ADRs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to a Spanish withholding tax at the rate of 15%, subject to reduction by applicable tax treaties. See “—Taxation—Spanish Tax Considerations.”

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

Not applicable.

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

You should consult your own tax advisor regarding the particular tax consequences to you of owning and disposing of Endesa ADSs or ordinary shares, including your eligibility for the benefits of the treaty for the avoidance of double taxation between Spain and the United States (the “Treaty”), the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

For purposes of the Treaty and for U.S. federal income tax purposes, United States owners of ADSs will generally be treated as the owners of the ordinary shares represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying ordinary shares represented by those ADSs.

Spanish Tax Considerations

The following discussion describes the material Spanish tax consequences to U.S. persons described herein of the acquisition, ownership and disposition of Endesa ADSs or ordinary shares. This discussion is based upon the tax laws of Spain and regulations thereunder, which are subject to change, possibly with retroactive effect.

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at the source on the gross amount of dividends, currently at a 15% tax rate. This tax rate is the same as the rate established in the Treaty.

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

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. Under the Treaty, capital gains realized by you upon the disposition of ADSs or ordinary shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% of the capital of Endesa during the 12 months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with a Spanish tax form 210.

Spanish Wealth Tax

Individuals not residing in Spain who hold ordinary shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such shares or ADSs during the last quarter of such year. In relation to this tax, the Ministry of Economy and Finance will publish the average market value of such shares for the fourth quarter of the year.

Spanish Inheritance and Gift Taxes

Transfers of ordinary shares or ADSs on death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident in Spain for tax purposes, or if the ordinary shares or ADSs are located or exercisable in Spain at the time of death or gift, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0 and 81.6% for individuals.

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the ordinary shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “Taxation of Capital Gains” above will generally be applicable.

Expenses of Transfer

Transfers of ADSs or ordinary shares will be exempt from any transfer tax or value-added tax. Additionally, no stamp duty will be levied on such transfers.

United States Tax Considerations

General

The following describes the material U.S. federal income tax consequences of the acquisition ownership and disposition of Endesa ADSs or ordinary shares by the US persons described herein. The discussion is based on the tax laws of the United States, including the Code, its legislative history, final, temporary and proposed regulations, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

This discussion deals only with Endesa ADSs or ordinary shares held by you as capital assets and does not address the tax treatment of persons that are subject to special treatment under the U.S. income tax laws. Persons subject to special treatment include, but are not limited to:

•	banks, financial institutions, securities dealers or traders and insurance companies;

•	tax-exempt entities;

•	investors liable for the alternative minimum tax;

•	investors that hold the Endesa ADSs or ordinary shares as part of straddles, hedging transactions or conversion transactions;

•	United States holders that have an office or other fixed place of business or “tax home” outside the United States;

•	persons who own ADSs or ordinary shares indirectly through partnerships or other pass-through entities;

•	persons whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who acquired Endesa ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	persons owning directly, indirectly or by attribution 10% or more of any class of stock of Endesa.

Moreover, the effect of any applicable U.S. state or local tax laws is not discussed herein.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, as described more fully below. This discussion also assumes that each obligation of the deposit agreement between us, Citibank, N.A., as depositary, and all holders of Endesa ADSs and any related agreement will be performed in accordance with its terms and that the representations made by Citibank, N.A., as depositary, regarding the pre-release of Endesa ADSs are true. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate holders, as described below. Accordingly, the creditability of Spanish taxes, and the availability of the reduced tax rate for dividends received by certain noncorporate holders, each as described below, could be affected by actions that may be taken by the parties to whom the ADSs are released.

Ownership and Disposition of Endesa ADSs or Ordinary Shares

Taxation of Dividends

Distributions (other than certain pro rata distributions of ordinary shares) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Spanish income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

You will be required to include dividends paid in euro in income in an amount equal to their U.S. dollar amount calculated by reference to the exchange rate in effect on the date the euro are received. If you hold ordinary shares, dividends are received on the date you receive the distribution. If you hold ADSs, that date is the date Citibank, N.A., receives the dividend. If the euro are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, as the case may be, upon a subsequent sale or other disposition of the euro.

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

Subject to generally applicable limitations and restrictions that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your U.S. federal income tax liability for Spanish income taxes withheld by us. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. The rules governing foreign tax credits are complex and, therefore, we urge you to consult your tax advisor to determine whether and to what extent a foreign tax credit would be available to you. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale or Exchange

Upon a sale or exchange of Endesa ADSs or ordinary shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the ADSs or ordinary shares. This gain or loss will be long-term capital gain or loss if your holding period in the ADSs or ordinary shares exceeds one year. Any gain or loss generally will be U.S. source gain or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for our most recent taxable year. However, since PFIC status depends upon the composition of a company’s income and the market value of its assets, including, among others, equity investments in various entities, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year, certain adverse consequences could apply to you.

Backup Withholding and Other Reporting Requirements

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Any amounts withheld under the backup withholding rules may be refunded (or credited against the beneficial owner’s U.S. federal income tax liability, if any), provided that the required information is furnished to the IRS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Endesa files annual reports on Form 20-F with the SEC and furnishes periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies from the SEC’s website at http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in interest rates, foreign currency exchange rates, commodity prices and equity investment prices. These changes may adversely affect our operating results and financial condition. We seek to manage these risks through the use of derivative financial instruments and, in the case of exchange rate risk, by balancing asset- and liability- generating operations and collections and payments by currency to the extent possible.

In 2002, we formally approved our Global Risk Management Policy that establishes the principles governing and corporate body responsible for the management and control of risks. This policy is applicable to each of the companies that are majority-owned, controlled or managed by Endesa. The policy includes the establishment of the Risk Management Committee responsible for defining our global risk management policies and establishes the limits on levels of risk for Endesa’s businesses and corporate bodies. Previously, our business and corporate bodies applied specific risk management policies that are now fully coordinated by our Global Risk Management Policy.

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

The structure of our debt at December 31, 2004, distinguishing between fixed- and floating-rate debt, is as follows:

	Fixed rate	Floating rate	Total
	(millions of euro)
Bonds and debentures	9,373	752	10,125
Commercial paper	42	1,659	1,701
Bank debts	894	5,122	6,016

Total	10,309	7,533	17,842

In accordance with the requirements of this Item 11 of Form 20-F, in order to show more fully our exposure to interest rate changes, we present our debt in the table above, excluding the effect of derivatives. For purposes of our consolidated financial statements, however, we calculate our debt net of the effect of derivatives. See Note 16 to our consolidated financial statements.

Our floating rate debt is principally subject to fluctuations in the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) or the applicable reference rate when related to Latin American currencies.

Foreign Exchange Rate Risk

Our foreign currency exchange rate risk principally relates to:

•	our long-term debt portfolio that is denominated in, or swapped into, currencies other than the euro and the U.S. dollar; and

•	our operations and substantial investments in countries outside of Spain, principally in Latin America.

We have incurred foreign currency-denominated debt obligations in order to fund investments outside Spain, principally in Latin America. Substantially all of such foreign debt obligations are denominated in, or swapped into, U.S. dollars and Latin American currencies.

In order to mitigate the potential impact of currency exchange rate fluctuations, we hedge a portion of those risks through the use of derivative financial instruments, such as swaps, options and exchange rate forward contracts, and exchange rate insurance. These strategies, if successful, decrease our foreign exchange rate risk.

Foreign Currency Translation

Many of our subsidiaries are located outside the euro zone (principally in Latin America), and their functional currency is their respective local currency. Because our reporting currency is the euro, the income statements of these subsidiaries are translated into euro for inclusion of the results of these subsidiaries in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to these investments, and the tables below do not indicate the extent to which we would be affected by such fluctuations. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in our equity position.

Commodity Price Risk

We are exposed to commodity price risk principally in connection with our electricity generation and supply business in Spain and Italy. In particular, we are exposed to market price risk for:

•	the purchase of fuel (including fuel-oil, coal and natural gas) used to generate electricity; and

•	the sale of a portion of the electricity that we generate in Spain and Italy.

We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. At December 31, 2004, the fair value of our fuel oil purchases hedge position was positive $8,615 million. This amount is not necessarily indicative of the value realized when such contracts settle.

We are also subject to commodity price risk in connection with our energy trading activities, which we engage in mainly to hedge our exposure to commodity price risk and to fix the selling price of our electricity sales to final customers in Europe (outside Spain). However, this risk was not material in 2003 or 2004 because these activities were not significant. At December 31, 2004, the fair value of our trading portfolio (which includes purchases and sales of electricity) was €6.4 million.

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

Interest Rate Sensitivity Analysis

The following tables provide information on our financial instruments at December 31, 2004 and at December 31, 2003 that are sensitive to interest rate fluctuations and include debt instruments, interest rate swaps and options. For debt commitments, the tables present the main cash flows and the resulting average interest rates weighted calculated by expected maturity date. For swaps, the tables present the notional amounts and the resulting weighted interest rates in accordance with the expected maturity. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement.

All existing financing and derivatives operations at December 31, 2004 and at December 31, 2003 are described below, broken down by applicable currencies, type of financing and interest rate benchmarks. Average weighted interest rates are expressed as a margin applied to the benchmark rate indicated (weighted average spread shown in the tables). The information additionally presents the equivalent amount in euro to the corresponding interest rate compounded by the benchmark rate and the weighted average spread. The exchange rates are those set by the Bank of Spain as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear both in tables under the heading “Interest Rate Sensitivity” and in the tables under the heading “Exchange Rate Sensitivity”.

The following symbols explain certain abbreviations used in the following tables:

EQL	Equity link (Equity portfolio index)
TAB	Banking Active Rate—Chile
CDI	Certificate of banks deposit rate—Brazil
DTF	Fixed terms deposit rate—Colombia
VAC	Constant purchase value (inflation index)—Peru
TJLP	Long term official interest rate—Brazil
CF BIRF	World Bank cost of funds—World Bank
FINEL	Index of Brazilian institution FINEL
TR	Rate of reference for public debt—Brazil
IGPM	Market prices general index—Brazil
EIB	European Investment Bank
MTN	Medium Term Note

INTEREST-RATE SENSITIVITY

December 31, 2004

		Maturity Dates							Fair Value at December 31, 2004
Debt	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	303	604	147	38	87	2	1,179	1,179
Weighted average spread – Euribor		0.3%	0.3%	0.4%	0.4%	0.4%	0.4%
Structured loans	EURO		240	141	30			412	412
Weighted average spread – Euribor			0.4%	0.3%	0.3%
EIB loans	EURO	38	51	87	87	87	245	594	594
Weighted average spread – Euribor		0.4%	0.4%	0.4%	0.4%	0.4%	0.4%
Credits	EURO	32	107	4	1,070			1,213	1,213
Weighted average spread – Euribor		0.4%	0.4%	0.4%	0.4%
Project financing	EURO	16	10	13	14	13	62	128	128
Weighted average spread – Euribor		0.9%	0.9%	0.9%	0.8%	0.8%	0.8%
MTN	EURO		142				150	292	292
Weighted average spread – Euribor			0.1%				0.9%
MTN	EURO			80				80	80
Weighted average spread – EQL				0.0%
MTN	EURO						25	25	25
Weighted average spread – IRS – Euro							(0.2)%
MTN	EURO						15	15	15
Weighted average spread – IRS – GBP							0.0%
MTN	EURO						90	90	90
Weighted average spread – IPC LINK							0.0%
Commercial paper	EURO	1,659						1,659	1,659
Weighted average spread – Euribor		0.0%
Bank loans	USD	233	45	29	274	200	48	829	829
Weighted average spread – Libor		0.6%	0.8%	0.6%	0.4%	0.4%	0.7%
EIB loans	USD	37	149	37	37	5	23	288	288
Weighted average spread – Libor		0.2%	0.0%	0.2%	0.2%	0.0%	0.0%
MTN	USD					7		7	7
Weighted average spread – Libor						1.8%
Credits	JPY				46			46	46
Weighted average spread – Libor					0.4%
Bank loans	JPY	1						1	1
Weighted average spread – Libor		0.8%
MTN	CZK				16			16	16
Weighted average spread – Pribor					0.2%
Commercial paper	GBP	1						1	1
Weighted average spread – Libor		0.8%
Local debentures and bonds	BRL	19	37	24				80	80
Weighted average spread – CDI		4.0%	4.0%	4.0%
Local debentures and bonds	BRL	3	3	3	3	3	10	25	25
Weighted average spread – CDI		116.0%	116.0%	116.0%	116.0%	116.0%	116.0%
Bank loans	BRL	81	15	32	41	19	20	208	208
Weighted average spread – CDI +		2.0%	1.7%	1.8%	1.9%	1.1%	1.0%
Bank loans	BRL	14	10	14		8	17	62	62
Weighted average spread – CDI *		86.5%	87.0%	87.0%		87.0%	87.0%
Bank loans	Other Currencies	124	21	18			0	164	164
Weighted average spread – DTF – VAC – CF		1.9%	4.4%	4.8%			4.8%
Debentures and bonds	Other Currencies		11	20		89		120	120
Weighted average spread – DTF – VAC – CF			3.0%	3.0%		3.0%

TOTAL FLOATING		2,560	1,445	648	1,655	518	707	7,533	7,533

INTEREST-RATE SENSITIVITY

December 31, 2004

Debt	Denominated in	Maturity Dates							Fair Value at December 31, 2004
		2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
FIXED RATE DEBT
Structured loans	EURO					62		62	71
Weighted average interest rate						5.7%
Commercial paper	EURO		42					42	41
Weighted average interest rate			13.9%
Notes	EURO				500			500	542
Weighted average interest rate					4.2%
Loans	EURO		433					433	453
Weighted average interest rate			4.1%
MTN	EURO	700	1,250	30		1,005	1,417	4,402	4,941
Weighted average interest rate		5.1%	5.5%	5.3%		4.7%	5.8%
MTN	GBP						567	567	671
Weighted average interest rate							6.1%
Bank loans	USD	69	29	59	30	24	98	310	329
Weighted average interest rate		7.3%	7.5%	6.5%	5.9%	5.9%	5.6%
MTN	USD					257		257	287
Weighted average interest rate						6.0%
International debentures and bonds	USD		330		294	294	1,646	2,564	2,798
Weighted average interest rate			7.8%		7.9%	8.0%	7.2%
Local debentures and bonds	USD	15	22	44		7		88	95
Weighted average interest rate		8.2%	8.1%	7.9%		3.8%
MTN	JPY		36		57			93	93
Weighted average interest rate			0.7%		1.1%
Local debentures and bonds	CLP	16	4	141	4	7	267	439	465
Weighted average interest rate		5.9%	5.9%	5.9%	5.7%	5.7%	5.6%
Bank loans	BRL	18	17	8	6	5	18	73	54
Weighted average interest rate		9.0%	8.7%	8.1%	8.4%	8.5%	8.6%
Local debentures and bonds	BRL	2						2	1
Weighted average interest rate		12.0%
Bank loans	Other Currencies	4	2	2	2	2	5	17	11
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debentures and bonds	Other Currencies	22	127	13	22	27	250	462	439
Weighted average interest rate		6.3%	6.3%	6.2%	6.3%	6.2%	6.2%

TOTAL FIXED		845	2,292	297	915	1,691	4,269	10,309	11,291

TOTAL FIXED + FLOATING		3,404	3,738	945	2,570	2,208	4,975	17,842	18,824

INTEREST-RATE SENSITIVITY

December 31, 2004

	Denominated in	Maturity Dates							Fair Value at December 31, 2004
		2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro

From floating to fixed		160	1,281	481	779	1,757	1,790	6,249	(306.56)
Spread received – Euribor	EURO
Rate paid	EURO	4.54%	3.88%	3.83%	4.02%	4.42%	4.55%

From fixed to floating		712	900	30		1,219	705	3,566	362.14
Rate received	EURO	5.0%	4.6%	5.3%		4.7%	6.3%
Spread paid – Euribor	EURO	0.1%	(0.4)%	0.3%		0.4%	0.1%

From floating to floating			240	75	30			346	0.0
Spread received – Euribor	EURO		0.35%	0.29%	0.3%
Spread paid – Euribor	EURO		(0.1)%	(0.1)%	(0.1)%

From floating to floating				80				80	(0.28)
Spread received – EQL	EURO
Spread paid – Euribor	EURO			0.25%

From floating to floating							90	90	20.72
Spread received – IPCL	EURO
Spread paid – Euribor	EURO						0.16%

From floating to floating							25	25	1.20
Spread received – IRS Euro	EURO						(0.242)%
Spread paid – Euribor	EURO						0.314%

From floating to floating							15	15	1.82
Spread received – IRS GBP	EURO
Spread paid – Euribor	EURO						0.100%

Interest Rate Swap in Foreign Currency

From floating to fixed		32	32	32	32			128	(1.63)
Spread received – Libor	USD
Rate paid	USD	4.08%	4.13%	4.08%	4.08%

From floating to floating		4						4	0.05
Spread received – % CDI	BRL	100.0%
Spread paid – % CDI	BRL	80.0%

From floating to floating			78					78	(4.96)
Spread received – Libor	USD		-0.01%
Spread paid – Euribor	EUR		-0.06%

From floating to floating							568	568	(82.65)
Spread received – Libor	GBP						6.13%
Spread paid – Euribor	EUR						6.02%

From fixed to fixed		38	38	38	38			152	(28.71)
Rate received	USD	4.08%	4.08%	4.08%	4.08%
Rate received	EUR	4.38%	4.38%	4.38%	4.38%

From fixed to floating						257	422	679	(62.77)
Rate received	USD					6.00%	5.41%
Spread paid – Euribor	EUR					0.115%	0.43%

From floating to floating					16			16	(0.11)
Floating rate received – Pribor	CZK				0.23%
Spread paid – Euribor	EUR				0.29%

From fixed to fixed			73				440	514	(66.27)
Rate received	USD
Rate paid	UF

	Denominated in	Maturity Dates							Fair Value at December 31, 2004
		2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
From fixed to floating			37		3			40	(0.90)
Rate received	USD		7.48%		7.49%
Spread paid – % CDI	BRL		118.50%		141.39%

From fixed to floating		11		7				19	(1.97)
Rate received	USD	6.71%		10.19%
Spread paid – CDI	BRL	5.49%		4.43%

From fixed to floating			36		57			93	(29.81)
Rate received	JPY		0.698%		1.073%
Spread paid – Euribor	EURO		0.32%		0.35%

From floating to fixed			37					37	(12.72)
Spread received	USD		1.50%
Rate paid	UF		5.31%

EXCHANGE RATE FORWARDS
Forward	EURO/USD	283						283	0.29
Forward	UR/USD	62						62	(0.47)

INTEREST RATE OPTIONS
COLLAR		2	202	14		100		318	(2.88)
Buy CAP – Euribor	EURO	6.0%	4.9%	6.00%		5.9%
Sell Floor – Euribor	EURO	3.5%	2.8%	3.5%		2.5%

CAP							1,500	1,500	9.83
Buy CAP – Euribor	EURO						5.4%
Sell CAP – Euribor	EURO						6.8%

Exchange Rate COLLAR			457					457	(3.92)
Buy CAP – Libor	USD		7.5%
Sell Floor – Libor	USD		4.7%

TOTAL		1,303	3,411	758	956	3,333	5,555	15,318	(210.55)

INTEREST-RATE SENSITIVITY

December 31, 2003

	Denominated in	Maturity Dates							Fair Value at December 31, 2003
Debt		2004	2005	2006	2007	2008	Subsequent	Total
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	511	128	603	53	3	52	1,348	1,348
Weighted average spread – Euribor		0.4%	0.4%	0.4%	0.5%	0.4%	0.5%
Structured Loans	EURO	0	0	240	141	30	0	412	412
Weighted average spread – Euribor				0.4%	0.3%	0.3%
EIB loans	EURO	38	38	51	51	51	403	631	631
Weighted average spread – Euribor		0.1%	0.1%	0.1%	0.1%	0.1%	0.3%
Credits	EURO	55	15	62	1	281	60	475	475
Weighted average spread – Euribor		0.8%	1.7%	1.0%	7.0%	0.3%	1.0%
MTN	EURO	302	0	142	0	0	150	594	594
Weighted average spread – Euribor		0.2%		0.3%			0.9%
MTN	EURO	0	0	0	80	0	90	170	170
Weighted average spread – EQL					0.0%		0.0%
MTN	EURO	0	0	0	0	0	25	25	25
Weighted average spread – IRS – Euro							(0.2)%
MTN	EURO	0	0	0	0	0	15	15	15
Weighted average spread – IRS – GBP							0.0%
Debentures and bonds	EURO	550	0	0	0	0	0	550	550
Weighted average spread – Euribor		0.1%
Commercial paper	EURO	845	0	0	0	0	0	845	845
Weighted average spread – Euribor		1.5%
Other	EURO	109	0	0	0	0	0	109	109
Weighted average spread – Euribor		2.2%
Bank loans	USD	427	89	101	88	51	415	1,171	1,171
Weighted average spread – Libor		1.8%	2.5%	2.5%	2.4%	2.3%	2.2%
EIB loans	USD	47	46	167	46	46	30	384	384
Weighted average spread – Libor		0.1%	0.1%	0.0%	0.1%	0.1%	1.9%
Debentures and bonds	USD	0	0	35	0	0	0	35	35
Weighted average spread – Libor				1. %
MTN	CZK	0	0	0	0	15	0	15	15
Weighted average spread – Pribor						0.2%
Commercial paper	GBP	1	1	0	0	0	0	1	1
Weighted average spread – Libor		0.8%	0.8%
Bank loans	CLP	43	0	0	0	0	0	43	43
Weighted average spread – TAB		0.5%
Bank loans	Brazilian Real	123	29	35	16	16	61	280	280
Weighted average spread – CDI		61.5%	43.4%	43.6%	1.0%	1.0%	37.0%
Bank loans	Other Currencies	219	5	0	50	1	0	275	275
Weighted average spread – DTF – VAC – CFB – BIRF		7.3%	4.6%		4.8%	4.8%
Debentures and bonds	Other Currencies	3	0	17	0	0	79	100	100
Weighted average spread – DTF		2.9%		3.0%			3.0%

TOTAL FLOATING		3,271	350	1,455	526	494	1,382	7,478	7,478

INTEREST-RATE SENSITIVITY

December 31, 2003

Debt	Denominated in	Maturity Dates							Fair Value at December 31, 2003
		2004	2005	2006	2007	2008	Subsequent	Total
	(millions of euro, except rates)
FIXED RATE DEBT
Structured loans	EURO	30	0	0	0	0	62	92	101
Weighted average interest rate		4.8%					5.7%

EIB loans	EURO	1	0	0	0	0	0	1	3
Weighted average interest rate		10.1%

Commercial paper	EURO	0	0	42	0	0	0	42	42
Weighted average interest rate				13.9%

Debentures and bonds	EURO	200	0	0	0	0	500	700	717
Weighted average interest rate		4.5%					4.2%

Loans	EURO	1	0	433	0	0	0	434	459
Weighted average interest rate		2.0%		4.1%

MTN	EURO	510	700	1,250	30	0	2,399	4,889	4,889
Weighted average interest rate		3.6%	5.3%	5.5%	5.3%		5.3%

EIB loans	CHF	5	0	0	0	0	0	5	5
Weighted average interest rate		6.4%

MTN	CZK	31	0	0	0	0	0	31	31
Weighted average interest rate		6.3%

MTN	GBP	0	0	0	0	0	568	568	568
Weighted average interest rate							6.1%

Bank loans	USD	187	56	13	31	10	32	329	345
Weighted average interest rate		6.2%	7.1%	6.7%	6.9%	6.5%	6.6%

EIB loans	USD	0	0	0	0	0	0	0	1
Weighted average interest rate		14.4%

MTN	USD	0	0	0	0	0	277	277	277
Weighted average interest rate							6.0%

Local debentures and bonds	USD	23	16	380	48	317	1,636	2,420	2,650
Weighted average interest rate		21.5%	8.6%	7.8%	8.6%	7.9%	8.0%

Other debt	USD	12	12	12	2	0	0	37	39
Weighted average interest rate		9.7%	9.7%	9.7%	9.7%

EIB loans	JPY	0	0	0	0	0	0	0	1
Weighted average interest rate		8.0%

MTN	JPY	0	0	37	0	59	0	96	96
Weighted average interest rate				0.7%		1.1%

Local debentures and bonds	CLP	1	4	98	6	7	262	378	378
Weighted average interest rate		5.5%	5.5%	5.4%	5.7%	5.7%	5.7%

Local debentures and bonds	Brazilian Real	1	0	0	0	0	0	1	1
Weighted average interest rate		12.0%

Bank loans	Brazilian Real	15	30	11	11	7	17	92	92
Weighted average interest rate		9.9%	9.8%	9.0%	8.8%	8.6%	8.4%

Bank loans	Other Currencies	4	0	1	2	2	7	17	17
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%

Debentures and bonds	Other Currencies	8	23	114	14	0	6	164	164
Weighted average interest rate		6.4%	6.4%	6.5%	6.7%	10.0%	10.3%

TOTAL FIXED		1,031	840	2,391	143	403	5,767	10,574	10,876

TOTAL FIXED + FLOATING		4,302	1,190	3,846	669	897	7,148	18,052	18,354

INTEREST-RATE SENSITIVITY

December 31, 2003

	Denominated in	Maturity Dates							Fair Value at December 31, 2003
		2004	2005	2006	2007	2008	Subsequent	Total
	(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro
From floating to fixed		1,278	160	980	431	959	2,883	6,691	(174.65)
Spread received – Euribor	EURO	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	EURO	4.20%	4.54%	4.04%	3.93%	4.18%	4.34%

From fixed to floating		540	700	900	30		1,914	4,084	309.77
Rate received	EURO	3.8%	5.0%	4.6%	5.3%		5.3%
Spread paid – Euribor	EURO	0.24%	0.1%	(0.4)%	0.3%		0.1%

From floating to floating				240	75	30		346	3.90
Spread received – Euribor	EURO			0.35%	0.29%	0.3%
Spread paid – Euribor	EURO			(0.1)%	(0.1)%	(0.1)%

From floating to floating					80			80	(2.19)
Spread received – EQL	EURO				0.00%
Spread paid – Euribor	EURO				0.25%

From floating to floating							90	90	13.16
Spread received – IPCL	EURO						0.00%
Spread paid – Euribor	EURO						0.16%

From floating to floating							25	25	0.77
Spread received – IRS Euro	EURO						(0.242)%
Spread paid – Euribor	EURO						0.314%

From floating to floating							15	15	0.91
Spread received – IRS GBP	EURO						0.000%
Spread paid – Euribor	EURO						0.100%

Interest Rate Swap in Foreign Currency
From floating to fixed		114	35	153	35	264		601	(12.32)
Spread received – Libor	USD	1.04%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	6.17%	4.08%	4.13%	4.08%	3.15%

From fixed to floating		5						5	0.08
Rate received	CHF	6.35%
Spread paid – Libor	CHF	3.8%

From floating to floating		89	48	108				244	103.11
Spread received – Euribor	EURO	0.25%	0.28%	0.32%
Spread paid – Libor	USD	0.29%	0.34%	0.38%

From floating to floating		114						114	(25.51)
Spread received – Libor	USD	0.29%
Spread paid – Euribor	EURO	0.33%

From floating to floating							568	568	(64.97)
Spread received – Libor	GBP						6.13%
Spread paid – Euribor	EURO						6.02%

From fixed to fixed		38	38	38	38	38	277	468	(20.54)
Rate received	USD	4.08%	4.08%	4.08%	4.08%	4.08%	6.00%
Rate paid/received	EURO	4.38%	4.38%	4.38%	4.38%	4.38%	0.115%

From fixed to floating		31						31	4.87
Rate received	CZK	6.25%
Spread paid – Euribor	EURO	0.07%

From floating to floating						15		15	(1.21)
Floating rate received – Pribor	CZK					0.23%
Spread paid – Euribor	EURO					0.29%

	Denominated in	Maturity Dates							Fair Value at December 31, 2003
		2004	2005	2006	2007	2008	Subsequent	Total
	(millions of euro, except rates)
From fixed to floating				75				75	19.08
Rate received	UF			6.20%
Spread paid – Libor	USD			1.50%

From floating to fixed				40				40	(6.88)
Spread received	USD			1.50%
Rate paid	UF			5.31%

From fixed to floating		88	11	40	—	—	—	139	(12.05)
Rate received	USD	6.99%	12.59%	5.49%	0.00%	0.00%	0.00%
Spread paid – % CDI	Brazilian Real	103.57%	107.00%	87.00%	0.00%	0.00%	0.00%

From floating to floating		39	1	—	—	—	—	40	(3.78)
Spread received – Libor	USD	8.68%	8.13%	0.00%	0.00%	0.00%	0.00%
Spread paid – % CDI	Brazilian Real	4.11%	5.00%	0.00%	0.00%	0.00%	0.00%

From floating to floating		77						77	(14.55)
Spread received – Libor	USD	3.00%
Spread paid – % CDI	Brazilian Real	75.35%

From fixed to floating				37		59		96	(25.07)
Rate received	JPY			0.698%		1.073%
Spread paid – Euribor	EURO			0.32%		0.35%

EXCHANGE RATE FORWARDS
Forward	EURO/USD	208						208	(9.59)
Forward	JPY/USD	9						9	(0.59)
Forward	UF/USD	314						314	10.03
Forward	BRL/USD	9						9	(0.23)
Forward	COP/USD	7						7	0.37
Forward	SOL/USD	4						4	(0.04)

INTEREST RATE OPTIONS
COLLAR		332	176	643	14			1,166	(34.46)
Buy CAP – Euribor	EURO	4.8%	5.6%	5.1%	6.00%
Sell Floor – Euribor	EURO	3.5%	3.8%	3.1%	3.50%

CAP							1,500	1,500	24.52
Buy CAP – Euribor	EURO						5.4%
Sell CAP – Euribor	EURO						6.8%

Exchange Rate COLLAR		1,097	40	871				2,007	(41.55)
Buy CAP – Libor	USD	5.5%	127.0%	5.5%
Sell Floor – Libor	USD	3.7%	3.8%	2.9%

TOTAL		4,393	1,208	4,125	703	1,366	7,271	19,066	40.37

Exchange Rate Sensitivity Analysis

The following tables provide information regarding our financial instruments and derivatives at December 31, 2004 and at December 31, 2003 that are sensitive to exchange rate fluctuations. These include bond instruments, currency swaps and exchange rate insurance. For debt commitments, the tables present the main cash flows and the resulting average interest rate weighted by the expected maturity date. For swaps, the tables present the notional amounts and the resulting interest rate weighted by the expected contractually agreed expiry (maturity) date.

For exchange rate insurance, the tables show the notional amounts weighted by the expected maturity (contractual expiry) date. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement. The average weighted interest rates are presented as a margin applied to the benchmark rate indicated. Except where indicated, the information presents the equivalent amount in euros, since the euro is the currency in which Endesa presents its accounts. The exchange rates used are those fixed by the Bank of Spain as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear in both the following tables and the tables under the heading “Interest Rate Sensitivity” above.

EXCHANGE RATE SENSITIVITY

December 31, 2004

Debt	Denominated in	Maturity Dates							Fair Value at December 31, 2004
		2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	USD	233	45	29	274	200	48	829	829
Weighted average spread – Libor		0.6%	0.8%	0.6%	0.4%	0.4%	0.7%
EIB Loans	USD	37	149	37	37	5	23	288	288
Weighted average spread – Libor		0.2%	0.0%	0.2%	0.2%
MTN	USD					7		7	7
Weighted average spread – Libor						1.8%
Credits	JPY				46			46	46
Weighted average spread – Libor					0.4%
Bank loans	JPY	1						1	1
Weighted average spread – Libor		0.8%
MTN	CZK				16			16	16
Weighted average spread – Pribor					0.2%
Debentures and bonds	GBP	1						1	1
Weighted average spread – Libor		0.8%
Local debentures and bonds	BRL	23	40	27	3	3	10	106	106
Weighted average spread – CDI		3.0%	2.9%	2.2%
Bank loans	BRL	81	15	32	41	19	20	208	208
Weighted average spread – CDI+		2.0%	1.7%	1.8%	1.9%	1.1%	1.0%
Bank loans	BRL	14	10	14		8	17	62	62
Weighted average spread – CDI*		86.5%	87.0%	87.0%		87.0%	87.0%
Bank loans	Other currencies	124	21	18			0	164	164
Weighted average spread – DTF – VAC – CF		1.9%	4.4%	4.8%			4.8%
Debentures and bonds	Other currencies		11	20		89		120	120
Weighted average spread – DTF – VAC – CF			3.0%	3.0%		3.0%
TOTAL FLOATING		513	290	177	417	331	118	1,847	1,847

EXCHANGE RATE SENSITIVITY

December 31, 2004

		Maturity Dates							Fair Value at December 31, 2004
Debt	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
FIXED RATE DEBT
MTN	GBP						567	567	671
Weighted average interest rate							6.1%

Bank loans	USD	69	29	59	30	24	98	310	329
Weighted average interest rate		7.3%	7.5%	6.5%	5.9%	5.9%	5.6%

MTN	USD					257		257	287
Weighted average interest rate						6.0%

International debentures and bonds	USD		330		294	294	1,646	2,564	2,798
Weighted average interest rate			7.8%		7.9%	8.0%	7.2%

Local debentures and bonds	USD	15	22	44		7		88	95
Weighted average interest rate		8.2%	8.1%	7.9%		3.8%

MTN	JPY		36		57			93	93
Weighted average interest rate			0.7%		1.1%

Local debentures and bonds	CLP	16	4	141	4	7	267	439	465
Weighted average interest rate		5.9%	5.9%	5.9%	5.7%	5.7%	5.6%

Bank loans	BRL	18	17	8	6	5	18	73	54
Weighted average interest rate		9.0%	8.7%	8.1%	8.4%	8.5%	8.6%

Local debentures and bonds	BRL	2						2	1
Weighted average interest rate		12.0%

Bank loans	Other currencies	4	2	2	2	2	5	17	11
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%

Debentures and bonds	Other currencies	22	127	13	22	27	250	462	439
Weighted average interest rate		6.3%	6.3%	6.2%	6.3%	6.2%	6.2%

TOTAL FIXED		145	567	267	415	624	2,852	4,870	5,244

TOTAL FIXED + FLOATING		658	858	444	832	955	2,970	6,717	7,091

EXCHANGE RATE SENSITIVITY

December 31, 2004

	Denominated in	Maturity Dates							Fair Value at December 31, 2004
		2005	2006	2007	2008	2009	Subsequent	Total
	(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		32	32	32	32			128	(1.63)
Spread received – Libor	USD
Rate paid	USD	4.08%	4.13%	4.08%	4.08%

From floating to floating		4						4	0.05
Spread received – % CDI	BRL	100.0%
Spread paid – % CDI	BRL	80.0%

From floating to floating			78					78	(4.96)
Spread received – Libor	USD		(0.01)%
Spread paid – Euribor	EURO		(0.06)%

From floating to floating							568	568	(82.65)
Spread received – Libor	GBP						6.13%
Spread paid – Euribor	EURO						6.02%

From fixed to fixed		38	38	38	38			152	(28.71)
Rate received	USD	4.08%	4.08%	4.08%	4.08%
Rate received	EURO	4.38%	4.38%	4.38%	4.38%

From fixed to floating						257	422	679	(62.77)
Rate received	USD					6.00%	5.41%
Spread paid – Euribor	EURO					0.115%	0.43%

From floating to floating					16.4			16	(0.11)
Floating Rate Received – Pribor	CZK				0.23%
Spread paid – Euribor	EURO				0.29%

From fixed to fixed			73				440	514	(66.27)
Rate received	USD
Rate Paid	UF

From fixed to floating			37		3			40	(0.90)
Rate Received	USD		7.48%		7.49%
Spread paid – % CDI	BRL		118.50%		141.39%

From fixed to floating		11		7				19	(1.97)
Rate received	USD	6.71%		10.19%
Spread paid – CDI	BRL	5.49%		4.43%

From fixed to floating			35.8		57.3			93	(29.81)
Rate received	JPY		0.698%		1.073%
Spread paid – Euribor	EURO		0.32%		0.35%

From floating to fixed			37					37	(12.72)
Spread received	USD		1.50%
Rate Paid	UF		5.31%

EXCHANGE RATE FORWARDS
Forward	EURO/USD	283						283	0.29
Forward	UF/USD	62						62	(0.47)

INTEREST RATE OPTIONS
Exchange Rate COLLAR			457					457	(3.92)
Buy CAP – Libor	USD		7.5%
Sell Floor – Libor	USD		4.7%

TOTAL		430	789	78	147	257	1,430	3,130	(297)

EXCHANGE RATE SENSITIVITY

December 31, 2003

	Denominated in	Maturity Dates							Fair Value at December 31, 2003
Debt		2004	2005	2006	2007	2008	Subsequent	Total
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	USD	427	89	101	88	51	415	1,171	1,171
Weighted average spread – Libor		1.8%	2.5%	2.5%	2.4%	2.3%	2.2%

EIB loans	USD	47	46	167	46	46	30	384	384
Weighted average spread – Libor		0.1%	0.1%	0.0%	0.1%	0.1%	1.9%

Debentures and bonds	USD	0	0	35	0	0	0	35	35
Weighted average spread – Libor				1.5%

MTN	CZK	0	0	0	0	15	0	15	15
Weighted average spread – Pribor						0.2%

Commercial paper	GBP	1	1	0	0	0	0	1	1
Weighted average spread – Libor		0.8%	0.8%

Bank loans	CLP	43	0	0	0	0	0	43	43
Weighted average spread – TAB		0.5%

Bank loans	Brazilian Real	123	29	35	16	16	61	280	280
Weighted average spread – CDI		61.5%	43.4%	43.6%	1.0%	1.0%	37.0%

Bank loans	Other Currencies	219	5	0	50	1	0	275	275
Weighted average spread – DTF – VAC – CF – BIRF		7.3%	4.6%		4.8%	4.8%

Debentures and bonds	Other Currencies	3	0	17	0	0	79	100	100
Weighted average spread – DTF		2.9%		3.0%			3.0%

TOTAL FLOATING		862	170	356	200	129	587	2,304	2,304

EXCHANGE RATE SENSITIVITY

December 31, 2003

		Maturity Date							Fair Value at December 31, 2003
Debt	Denominated in	2004	2005	2006	2007	2008	Subsequent	Total
		(millions of euro, except rates)
FIXED RATE DEBT
EIB loans	CHF	5	0	0	0	0	0	5	5
Weighted average interest rate		6.4%
MTN	CZK	31	0	0	0	0	0	31	31
Weighted average interest rate		6.3%
MTN	GBP	0	0	0	0	0	568	568	568
Weighted average interest rate							6.1%
Bank loans	USD	187	56	13	31	10	32	329	345
Weighted average interest rate		6.2%	7.1%	6.7%	6.9%	6.5%	6.6%
EIB loans	USD	0	0	0	0	0	0	0	1
Weighted average interest rate		14.4%
MTN	USD	0	0	0	0	0	277	277	277
Weighted average interest rate							6.0%
Local debentures and bonds	USD	23	16	380	48	317	1,636	2,420	2,650
Weighted average interest rate		21.5%	8.6%	7.8%	8.6%	7.9%	8.0%
Other debt	USD	12	12	12	2	0	0	37	39
Weighted average interest rate		9.7%	9.7%	9.7%	9.7%
EIB loans	JPY	0	0	0	0	0	0	0	1
Weighted average interest rate		8.0%
MTN	JPY	0	0	37	0	59	0	96	96
Weighted average interest rate				0.7%		1.1%
Debentures and bonds	CLP	1	4	98	6	7	262	378	378
Weighted average interest rate		5.5%	5.5%	5.4%	5.7%	5.7%	5.7%
Debentures and bonds	Brazilian Real	1	0	0	0	0	0	1	1
Weighted average interest rate		12.0%
Bank loans	Brazilian Real	15	30	11	11	7	17	92	92
Weighted average interest rate		9.9%	9.8%	9.0%	8.8%	8.6%	8.4%
Bank loans	Other Currencies	4	0	1	2	2	7	17	17
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debentures and bonds	Other Currencies	8	23	114	14	0	6	164	164
Weighted average interest rate		6.4%	6.4%	6.5%	6.7%	10.0%	10.3%

TOTAL FIXED		288	140	666	113	403	2,805	4,416	4,664

TOTAL FIXED + FLOATING		1,151	310	1,022	313	532	3,392	6,720	6,968

EXCHANGE RATE SENSITIVITY

December 31, 2003

		Maturity Date							Fair Value at December 31, 2003
	Denominated in	2004	2005	2006	2007	2007	Subsequent	Total
		(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		114	35	153	35	264		601	(12.32)
Spread received – Libor	USD	1.04%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	6.17%	4.08%	4.13%	4.08%	3.15%

From fixed to floating		5						5	0.08
Rate received	CHF	6.35%
Spread paid – Libor	CHF	3.8%

From floating to floating		89	48	108				244	103.11
Spread received – Euribor	EURO	0.25%	0.28%	0.32%
Spread paid – Libor	USD	0.29%	0.34%	0.38%

From floating to floating		114						114	(25.51)
Spread received – Libor	USD	0.29%
Spread paid – Euribor	EURO	0.33%

From floating to floating							568	568	(64.97)
Spread received – Libor	GBP						6.13%
Spread paid – Euribor	EURO						6.02%

From fixed to fixed		38	38	38	38	38	277	468	(20.54)
Rate received	USD	4.08%	4.08%	4.08%	4.08%	4.08%	6.00%
Rate paid	EURO	4.38%	4.38%	4.38%	4.38%	4.38%	0.115%

From fixed to floating		31						31	4.87
Rate received	CZK	6.25%
Spread paid – Euribor	EURO	0.07%

From floating to floating						15		15	(1.21)
Rate received – Pribor	CZK					0.23%
Spread paid – Euribor	EURO					0.29%

From fixed to floating				75				75	19.08
Rate received	UF			6.20%
Spread paid – Libor	USD			1.50%

From floating to fixed				40				40	(6.88)
Spread received	USD			1.50%
Rate paid	UF			5.31%

From fixed to floating		88	11	40	—	—	—	139	(12.05)
Rate received	USD	6.99%	12.59%	5.49%	0.00%	0.00%	0.00%
Spread paid – CDI	Brazilian Real	103.57%	107.00	87.00%	0.00%	0.00%	0.00%

From floating to floating		39	1	—	—	—	—	40	(3.78)
Spread received – Libor	USD	8.68%	8.13%	0.00%	0.00%	0.00%	0.00%
Spread paid – CDI	Brazilian Real	4.11%	5.00%	0.00%	0.00%	0.00%	0.00%

From floating to floating		77						77	(14.55)
Spread received – Libor	USD	3.00%
Spread paid – BCDI	Brazilian Real	75.35%

From fixed to floating				37		59		96	(25.07)
Rate received	JPY			0.698%		1.073%
Spread paid – Euribor	EURO			0.32%		0.35%

EXCHANGE RATE FORWARDS
Forward	EURO/USD	208						208	(9.59)
Forward	JPY/USD	9						9	(0.59)
Forward	UF/USD	314						314	10.03
Forward	BRL/USD	9						9	(0.23)
Forward	COP/USD	7						7	0.37
Forward	SOL/USD	4						4	(0.04)

INTEREST RATE OPTIONS
Exchange Rate COLLAR		1,097	40	871				2,007	(41.55)
Buy CAP – Libor	USD	5.5%	127.0%	5.5%
Sell Floor – Libor	USD	3.7%	3.8%	2.9%

TOTAL		2,242	172	1,361	73	377	845	5,070	(101.34)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

As of December 31, 2004, Endesa, S.A., under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, Endesa, S.A.’s Chief Executive Officer and Chief Financial Officer concluded that Endesa, S.A.’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that Endesa, S.A. is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Endesa S.A.’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in Endesa, S.A.’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Endesa, S.A.’s internal control over financial reporting.

Endesa, S.A. is in the process of implementing a plan to align our internal control systems with the requirements established in Section 404 of the Sarbanes Oxley Act. Section 404 requires that, in addition to the annual audit, management prepares a report on the design, maintenance and periodic evaluation of our internal control system for financial reporting, which is to be accompanied by a report by our external auditor.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Francisco Javier Ramos Gascón, a Director and a member of the Audit and Compliance Committee, satisfies the requirements to be considered an “audit committee financial expert” according to applicable SEC rules and regulations.

ITEM 16B.	CODE OF ETHICS

Endesa, S.A. has the Rules on Corporate Integrity, comprised of the Charter Governing Senior Management, the Charter Governing Executives and the Employees’ Code of Conduct. They establish the principles that guide their respective actions: ethical conduct, professional standards and confidentiality. They also establish the limitations and define the conflicts of interest arising from their status as executives and senior executives. Since

March 25, 2003, we have not waived compliance with, nor made any amendment to, the Rules on Corporate Integrity. The Rules on Corporate Integrity were filed as Exhibit 11.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004 and are incorporated by reference herein. The English translation of the Rules on Corporate Integrity were filed as Exhibit 11.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2003 filed on June 30, 2004 and are incorporated by reference herein.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for the periods indicated.

Services Rendered	2003	2004	Total
	(thousands of euros)
Audit Fees	5,196	6,374	11,570
Audit-Related Fees (1)	2,037	1,601	3,638
Tax Fees (2)	159	312	471
All Other Fees (3)	644	390	1,034

Total	8,036	8,677	16,713

(1)	In 2004, includes fees for: assistance services rendered in relation with Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (€1,226,789); review of certain distribution investments (€268,034); and other audit-related services (€106,638). In 2003, includes fees for: assistance services rendered in relation to Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (€761,761); due diligence (€750,000); review of certain distribution and transport investments (€250,100); analysis of exchange rate hedge policies under IAS (€150,000); and other audit-related services (€125,000).
(2)	In 2004, includes fees paid for tax consultancy work in Italy, Chile, Argentina, Colombia and Spain (amounted to €150,000; €81,456; €49,734; €27,970 and €2,650, respectively). In 2003, includes fees paid for tax consultancy work in Italy.
(3)	In 2004, includes fees for: services provided by Deloitte Consulting in connection with a project to review an application quality plan (€190,000); collaboration in a control access project (€128,500); and other minor services (€71,900). In 2003, includes fees for: consulting services provided by Deloitte Consulting in connection with a project to develop a corporate services unit (€276,174); analysis of the impact of new regulation on the electricity market (€240,000); and other services (€127,582).

The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared in accordance with Spanish GAAP. In addition, we note that under Spanish GAAP the reported amount of fees paid to our auditors are (considering both years) €245,220 less than in the table above because applicable SEC rules and regulations require the reporting of the amount of out-of-pocket expenses incurred by our auditors while performing the services described in the table above for which we have reimbursed them, whereas under Spanish GAAP these expenses would not be classified as fees paid to our auditors.

Audit Committee Pre-Approval Policies and Procedures

Endesa’s external auditors are appointed by its shareholders at the annual shareholders’ meeting. Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint such subsidiaries’ external auditors.

The Audit and Control Committee, through the corporate audit department, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

The Audit and Control Committee has a pre-approval policy regarding the contracting of Endesa’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Endesa or any of our subsidiaries reflected in agreements dated on or after May 6, 2003.

Fees payable in connection with recurring audit services are approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the corporate audit department, are submitted to the Audit and Control Committee for approval or denial.

The pre-approval policy established by the Audit and Control Committee for non-audit services is as follows:

•	The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

•	At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Audit and Control Committee for approval or denial.

All services described in footnotes (1), (2) and (3) to the table above were approved in line with the procedure described immediately above since May 6, 2003.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

[Reserved]

ITEM 16E.	PURCHASES FOR EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Jan. 1 – Jan. 31	187,727	14.94	n.a.	n.a.
Feb. 1 – Feb. 29	94,000	15.49	n.a.	n.a.
Mar. 1 – Mar. 31	7,694,207	14.55	n.a.	n.a.
Apr. 1 – Apr. 30	327,696	15.00	n.a.	n.a.
May 1 – May 31	1,061,461	14.69	n.a.	n.a.
Jun. 1 – Jun. 30	48,500	15.82	n.a.	n.a.
July 1 – July 31	633,178	15.03	n.a.	n.a.
Aug. 1 – Aug. 31	304,395	14.68	n.a.	n.a.
Sept. 1 – Sept. 30	—	—	n.a.	n.a.
Oct. 1 – Oct. 31	—	—	n.a.	n.a.
Nov. 1 – Nov. 30	140,000	16.29	n.a.	n.a.
Dec. 1 – Dec. 31	—	—	n.a.	n.a.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19.	EXHIBITS

(a) List of Financial Statements

Page
Report of Deloitte, S.L. for Endesa, S.A. for the years ended December 31, 2002, 2003 and 2004	F-2

Report of Ernst & Young Limitada for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2002, 2003 and 2004	F-4

Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-5

Report of Deloitte & Co. S.R.L. for Endesa Argentina S.A. for the years ended December 31, 2002, 2003 and 2004	F-6

Report of Deloitte & Touche Ltda. for Endesa de Colombia S.A. for the years ended December 31, 2002 and 2003	F-7

Report of Deloitte & Touche Ltda. for Central Hidroeléctrica de Betania S.A. E.S.P. for the years ended December 31, 2003 and 2004	F-8

Report of Deloitte Touche Tohmatsu for Centrais Elétricas Cachoeira Dourada S.A. for the years ended December 31, 2002 and 2003	F-9

Report of Deloitte Touche Tohmatsu for Companhia de Interconexão Energética (CIEN) for the years ended December 31, 2002 and 2003	F-10

Report of Ernst & Young Auditores Independentes S.S. for Companhia de Interconexão Energética (CIEN) for the year ended December 31, 2004	F-11

Consolidated Balance Sheets as of December 31, 2003 and 2004	F-12

Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-14

Notes to the Consolidated Financial Statements	F-15

(b) List of Exhibits

1.1	Articles of Association, as amended.*

1.2	Articles of Association, as amended (English translation).*

8.1	List of Subsidiaries.

11.1	Code of Ethics.*

11.2	Code of Ethics (English translation).*

12.1	Section 302 Chief Executive Officer Certification.

12.2	Section 302 Chief Financial Officer Certification.

13.1	Section 906 Certification.

*	Incorporated by reference to Endesa, S.A.’s annual report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 30, 2004.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENDESA, S.A.

By:	/s/ José Luis Palomo Alvarez
Name:	José Luis Palomo Alvarez
Title:	Chief Financial Officer

Date: June 30, 2005

INDEX TO ENDESA, S.A.’S CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Deloitte, S.L. for Endesa, S.A. for the years ended December 31, 2002, 2003 and 2004	F-2
Report of Ernst & Young Limitada for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2002, 2003 and 2004	F-4
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-5
Report of Deloitte & Co. S.R.L. for Endesa Argentina S.A. for the years ended December 31, 2002, 2003 and 2004	F-6
Report of Deloitte & Touche Ltda. for Endesa de Colombia S.A. for the years ended December 31, 2002 and 2003	F-7
Report of Deloitte & Touche Ltda. for Central Hidroeléctrica de Betania S.A. E.S.P. for the years ended December 31, 2003 and 2004	F-8
Report of Deloitte Touche Tohmatsu for Centrais Elétricas Cachoeira Dourada S.A. for the years ended December 31, 2002 and 2003	F-9
Report of Deloitte Touche Tohmatsu for Companhia de Interconexão Energética (CIEN) for the years ended December 31, 2002 and 2003	F-10
Report of Ernst & Young Auditores Independentes S.S. for Companhia de Interconexão Energética (CIEN) for the year ended December 31, 2004	F-11
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-12
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-14
Notes to the Consolidated Financial Statements	F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Endesa, S.A.:

We have audited the accompanying consolidated balance sheets of Endesa, S.A. and Subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2002, 2003 and 2004 financial statements of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries and the 2002 financial statements of Empresa Distribuidora Sur, S.A. (Edesur), which statements reflect total assets constituting 7.7% and 9.7%, respectively, of consolidated total assets as of December 31, 2003 and 2004, and net sales constituting 5.2%, 3.2% and 4.7%, respectively, of consolidated net sales for the years ended December 31, 2002, 2003 and 2004, respectively. Additionally we did not audit such companies’ figures prepared according to accounting principles generally accepted in the United States of America (“US GAAP”) (see Note 26) which total assets constitute 7.6% and 9.5% of the U.S. GAAP consolidated total assets as of December 31, 2003 and 2004, respectively, and which net sales constitute 5.2%, 3.2% and 4.7% of U.S. GAAP consolidated net sales for the years ended December 31, 2002, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries and Empresa Distribuidora Sur, S.A. (Edesur) is based solely on the reports of such other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures (including the conversion of the financial statements of Endesa Chile Group and Edesur to generally accepted accounting principles in Spain) in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa, S.A. and Subsidiaries as of December 31, 2003 and 2004, and the results of their operations for each of the three years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Spain.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.	Member of
inscripción 96, C.I.F. B-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso 1, Torre Picasso 28020 - Madrid	Deloitte Touche Tohmatsu

Accounting prInciples generally accepted In Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders’ equity as of December 31, 2003 and 2004, to the extent summarized in Note 26.

Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3-a. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE, S.L.

Madrid, Spain

March 9, 2005, except for Notes 25 and 26, as to which the date is June 8, 2005

To the Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 49.61 percent and 38.87 percent as of December 31, 2003 and 2004, respectively, and total revenues representing of 31.93 percent, 39.38 percent and 38.78 percent for each of the three years in the period ended December 31, 2002, 2003 and 2004, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which value represented 1.07 percent and 0.18 percent of total consolidated assets as of December 31, 2003 and 2004, respectively, and equity in their net results represented (61.49) percent, 14.87 percent and 0.74 percent of the consolidated net income for each of the years in the period ended December 31, 2002, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LIMITADA

Santiago, Chile
January 21, 2005
(except for Notes 31 and 33 for which the date is May 31, 2005)

Firma miembro de Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EMPRESA DISTRIBUIDORA SUR S.A.

(EDESUR S.A.)

We have audited the balance sheet of EDESUR S.A. (an Argentine corporation) as of December 31, 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, all expressed in U.S. dollars (not presented separately herein). Those financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on those financial statements based on our audit.

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

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2002 and the results of operations for the year then ended to the extent summarized in Note 29 of the Notes to the financial statements.

Buenos Aires, Argentina
February 7, 2003	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
(Member Firm of Ernst & Young Global)

EZEQUIEL A. CALCIATI
Partner

Miembro de Ernst & Young, Global

Deloitte & Co. S.R.L.
Florida 234 5°
Capital Federal
C1005AAF
Argentina

Tel: 54 (11) 4320-2700 /
4326-4046
Fax: 54 (11) 4325-8081
www.deloitte.com.ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(English translation of the report originally issued in Spanish)

To the President and Board of Directors of

Endesa Argentina S.A.

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of stockholders’ equity at December 31, 2003 and 2004, to the extent summarized in Note 39

Buenos Aires, January 20, 2005, except for Note 39 for which the date is May 2, 2005.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras
(Partner)

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche.” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Audit.Tax.Consulting.Financial Advisory	Una firma miembro de Deloitte Touche Tohmatsu

Deloitte & Touche Ltda. Cra. 7 N° 74 - 09 A.A. 075874 Nit. 860.005.813-4 Bogotá D.C. Colombia

Tel. +57(1) 5461810 - 5461815 Fax: +57(1) 2178088 www.deloitte.com.co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Endesa de Colombia S.A.

We have audited the consolidated balance sheet of Endesa de Colombia S.A. and subsidiaries (the “Company”) as of December 31, 2003, and the related statements of income and cash flows for the years ended December 31, 2003 and 2002, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Endesa de Colombia S.A. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2003 and 2002 and the determination of stockholders’ equity at December 31, 2003, to the extent summarized in Note 18.

Carlos Eduardo Tovar
Bogotá, Colombia, January 15, 2004, except for Note 18 for which the date is April 30, 2004
DELOITTE AND TOUCHE LTDA.

Deloitte & Touche Ltda. Cra. 7 N° 74 - 09 A.A. 075874 Nit. 860.005.813-4 Bogota D.C. Colombia

Tel. +57(1) 5461810 - 5461815 Fax: +57(1) 2178088 www.deloitte.com.co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries:

We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and its Subsidiaries as of December 31,2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2004 and the determination of stockholders’ equity and financial position at December 31, 2004 and 2003, to the extent summarized in Note 27.

Carlos Eduardo Tovar
Bogotá, Colombia, January 14, 2005,
except for Note 27 for which the date is May 2, 2005	DELOITTE & TOUCHE LTDA.

Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Centrais Elétricas Cachoeira Dourada S.A.

Cachoeira Dourada—GO, Brazil

We have audited the balance sheet of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003, and the related statements of operations and cash flows for the years ended December 31, 2003 and 2002, all expressed in United States dollars (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for the years ended December 31, 2003 and 2002, and the determination of shareholders’ equity as of December 31, 2003, to the extent summarized in Note 21 to the financial statements.

January 17, 2004

Deloitte Touche Tohmatsu AV. Pres. Wilson, 231 22” e 25” andares 20030-905 - Rio de Janeiro - RJ Brasil Tel.: +55 (21) 3981-0500 Fax: +55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CIEN—Companhia de Interconexão Energética

Rio de Janeiro—RJ. Brazil

1.	We have audited the accompanying balance sheets of CIEN—Companhia de Interconexão Energética as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN—Companhia de Interconexão Energética S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

4.	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

5.	As discussed in Note 24, the accompanying financial statements have been restated.

January 17, 2004 (except for the restatements mentioned in paragraph 5, for which the date is May 2, 2005)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of

CIEN—Companhia de Interconexão Energética:

We have audited the accompanying consolidated balance sheets of Companhia de Interconexão Energética S.A.—CIEN and its subsidiaries (“the Company”) as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Interconexão Energética S.A.—CIEN and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flow for the year then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the consolidated financial statements).

São Paulo, May 3, 2005.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira

Accountant CRC-1PE009428/O-4-S-SP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

	2003	2004	2004
	Millions of euros		Millions of dollars (Note 3.a)
ASSETS
FIXED AND OTHER NONCURRENT ASSETS	33,678	35,129	43,278
Start-up expenses	14	8	10
Intangible assets (Note 8)	526	375	462
Intangible assets and rights	1,025	894	1,101
Allowances and accumulated amortization	(499)	(519)	(639)
Utility plant (Note 9)	26,962	29,162	35,927
Land and structures	1,893	2,283	2,813
Electricity plant	46,106	50,080	61,698
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,647	1,829	2,253
Electricity plant in progress	2,364	2,210	2,723
Other construction work in progress	101	151	186
Accumulated depreciation of electricity plant	(23,003)	(24,923)	(30,705)
Other accumulated depreciation and allowances	(2,146)	(2,468)	(3,041)
Long-term investments (Note 10)	6,159	5,584	6,879
Investments accounted for by the equity method	1,519	1,615	1,990
Loans to companies accounted for by the equity method	232	47	58
Long-term investment securities	573	375	462
Other loans	1,194	996	1,227
Prepaid taxes (Note 17)	2,759	2,619	3,226
Allowances	(118)	(68)	(84)
Parent Company shares (Note 12)	17	—	—

CONSOLIDATION GOODWILL (Note 7)	4,584	4,413	5,437

DEFERRED CHARGES (Note 6)	677	667	822

CURRENT ASSETS	7,108	7,822	9,637
Inventories (Note 11)	644	806	993
Accounts receivable	4,096	4,465	5,500
Trade receivables for sales and services	2,951	3,427	4,221
Receivable from companies accounted for by the equity method	17	51	63
Other accounts receivable	1,366	1,237	1,524
Allowances	(238)	(250)	(308)
Short-term investments	2,139	2,205	2,717
Short-term investment securities	194	310	382
Loans to companies accounted for by the equity method	15	142	175
Other loans	1,940	1,774	2,186
Allowances	(10)	(21)	(26)
Cash	183	304	375
Prepaid expenses	46	42	52

TOTAL ASSETS	46,047	48,031	59,174

The accompanying Notes 1 to 26 are an integral part of these consolidated balance sheets.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003—(Continued)

	2003	2004	2004
	Millions of euros		Millions of dollars (Note 3.a)
STOCKHOLDERS’ EQUITY AND LIABILITIES
STOCKHOLDERS’ EQUITY (Note 12)	8,801	9,477	11,676
Capital stock	1,271	1,271	1,566
Additional paid-in capital	1,376	1,376	1,695
Revaluation reserve	1,714	1,714	2,112
Other reserves of the Parent Company	3,309	3,462	4,266
Unrestricted reserves	2,831	3,008	3,707
Restricted reserves	478	454	559
Reserves at fully or proportionally consolidated companies	3,062	3,492	4,302
Reserves at companies accounted for by the equity method	69	75	92
Translation differences	(3,032)	(3,004)	(3,701)
Income attributable to the Parent Company	1,312	1,379	1,699
Consolidated income	1,877	1,833	2,258
Income attributable to minority interests (Note 13)	(565)	(454)	(559)
Interim dividend paid during the year	(280)	(288)	(355)

MINORITY INTERESTS (Note 13)	4,945	5,711	7,036

NEGATIVE CONSOLIDATION GOODWILL	13	12	15

DEFERRED REVENUES (Note 14)	1,512	2,149	2,648
Capital subsidies	1,029	1,217	1,500
Other deferred revenues	483	932	1,148

PROVISIONS FOR CONTINGENCIES AND EXPENSES (Note 15)	4,502	4,369	5,382
Provisions for pensions and similar obligations	311	308	379
Other provisions	4,191	4,061	5,003

LONG-TERM DEBT (Note 16)	17,582	17,558	21,630
Debentures and other marketable debt securities	9,568	9,582	11,805
Payable to credit institutions	4,254	5,071	6,247
Other payables	3,750	2,903	3,576
Capital payments payable	10	2	2

CURRENT LIABILITIES	8,692	8,755	10,787
Debentures and other marketable debt securities (Note 16)	2,664	2,628	3,238
Payable to credit institutions (Note 16)	1,763	1,025	1,263
Payable to companies accounted for by the equity method	18	24	30
Trade accounts payable	2,385	2,970	3,659
Other nontrade payables (Note 16)	1,840	2,077	2,559
Operating allowances	13	13	16
Deferred expenses	9	18	22

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	46,047	48,031	59,174

The accompanying Notes 1 to 26 are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME FOR 2004, 2003 AND 2002

				Millions of Dollars
	Millions of Euros			(Note 3.a)
	2002	2003	2004	2004
OPERATING REVENUES	17,238	16,644	18,065	22,256
Net sales (Note 18)	16,739	16,239	17,642	21,735
a) Sales	16,197	15,750	16,978	20,917
b) Services	452	362	462	569
c) Remuneration for the transition to competition	90	127	202	249
Expenses capitalized (Note 4-b)	320	161	199	245
Other operating revenues	179	244	224	276

OPERATING EXPENSES	13,656	13,500	14,823	18,262
Procurements	9,425	9,309	10,214	12,584
a) Power purchased	6,221	6,085	6,095	7,509
b) Cost of raw materials and other supplies	2,461	2,409	3,069	3,781
c) Power transmission and other external expenses	743	815	1,050	1,294
Personnel expenses	1,251	1,186	1,288	1,587
a) Wages, salaries, and similar expenses	951	906	1,012	1,247
b) Employee welfare expenses	300	280	276	340
Depreciation and amortization expenses	1,696	1,606	1,643	2,024
Variation in operating allowances	2	57	52	64
Other operating expenses	1,282	1,342	1,626	2,003

OPERATING INCOME	3,582	3,144	3,242	3,994

FINANCIAL REVENUES	651	915	492	607
Revenues from equity investments	26	11	16	20
Other financial revenues	397	360	370	456
Exchange gains (Note 4-g)	228	544	106	131

FINANCIAL EXPENSES	2,285	1,650	1,419	1,749
Financial expenses	1,499	1,484	1,317	1,623
Variation in investment valuation allowances	9	5	4	5
Exchange losses (Note 4-g)	777	161	98	121

FINANCIAL LOSS	(1,634)	(735)	(927)	(1,142)

Equity in the income of companies accounted for by the equity method	134	84	91	112
Equity in losses of companies accounted for by the equity method	(227)	(54)	(7)	(9)
Amortization of consolidation goodwill (Note 7)	(355)	(289)	(312)	(384)

ORDINARY INCOME	1,500	2,150	2,087	2,571

NONOPERATING REVENUES (Note 18)	1,745	1,199	818	1,008
Gains on fixed assets	69	728	48	59
Gains on disposals of investments in fully or proportionally consolidated companies	1,066	55	21	26
Gains on disposals of investments in companies accounted for by the equity method	19	47	102	126
Capital subsidies transferred to income for the year	25	46	44	54
Nonoperating revenues and income	566	323	603	743

NONOPERATING EXPENSES (Note 18)	1,674	922	672	828
Losses on fixed assets	26	35	33	40
Variation in allowances for utility plant and intangible assets	143	8	(1)	(1)
Losses on disposals of investments in companies accounted for by the equity method	—	8	4	5
Nonoperating expenses and losses	1,505	871	636	784
NONOPERATING INCOME	71	277	146	180
CONSOLIDATED INCOME BEFORE TAXES	1,571	2,427	2,233	2,751
Corporate income tax (Note 17)	437	550	400	493
CONSOLIDATED INCOME FOR THE YEAR	1,134	1,877	1,833	2,258
Income attributed to minority interests	(136)	565	454	559
INCOME FOR THE YEAR ATTRIBUTED TO THE PARENT COMPANY	1,270	1,312	1,379	1,699
Net earnings per share (euros)	1.2	1.24	1.30	1.60

The accompanying Notes 1 to 26 are an integral part of the consolidated statement of income.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements

1. Description of the Group

Endesa, S.A. and its subsidiaries form the Endesa Group, whose corporate purpose is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing the Group’s corporate purpose, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its corporate purpose in Spain and abroad directly or through its holdings in other companies.

The “Endesa Group Companies” section in the Exhibit to these notes to consolidated financial statements contains a list of the companies composing the Endesa Group.

2. Corporate restructuring and scope of consolidation

In August 2003 ELESUR sold all the shares of ENERSIS owned by it to ENDESA Internacional, S.A. Also, in December 2003 ELESUR sold more ENERSIS shares to ENDESA Internacional S.A., but in this case the shares had originally been owned by Chispa, which delivered them to ELESUR in December 2003 as payment for a capital reduction performed by that company.

Following these transactions, all the ENERSIS shares that had previously been owned by the ENDESA Group were owned by ENDESA Internacional, S.A. as the head of ENDESA’s corporate group in Latin America. Progress was thus made towards clarifying and simplifying the corporate structure of the Group.

Also, in 2003 ELESUR sold to ENDESA Internacional, S.A. its directly-owned holdings in CERJ and EDESUR.

In addition, in January 2003 ENDESA Diversificación, S.A. was partially spun off through the contribution of its ownership interest in ENDESA Gas to ENDESA Red. Following this transaction, ENDESA Gas was integrated from the organizational standpoint in the Spanish electricity business.

Since these transactions were intercompany transactions, the consolidated financial statements do not include any gain or loss arising therefrom.

The main changes in the scope of consolidation in 2003 were as follows:

1.	Endesa Capital Finance, LLC was fully consolidated because ENDESA holds all the voting rights thereat. This company issued preferred shares amounting to €1,500 million (see Note 13).

2.	From January 1, 2003, Río Maipo was no longer fully consolidated as a result of the sale by ENERSIS of its holding in this company.

3.	As a result of the sale of ENDESA’s holding in REPSOL, this company ceased to be accounted for by the equity method from the beginning of 2003.

4.	MADE Tecnologías Renovables, S.A. ceased to be fully consolidated from July 1, 2003, because all its shares were sold.

The main variations in the scope of consolidation in 2004 were as follows:

In September 2004 ENDESA completed its acquisition of a controlling interest in the French producer SNET, when Endesa Europa acquired an additional 35% holding in this company, giving it a holding of 65%. As a result of the acquisition of the additional holding of 35%, this company, which had been accounted for by the equity method, was fully consolidated from September onwards.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

In June 2004 ENDESA Diversificación sold the 50.55% holding in NETCO REDES owned by it and, accordingly, this company ceased to form part of the Group and, therefore, to be fully consolidated.

Also, in May 2004 ENDESA Diversificación sold the 11.64% holding in AGUAS DE BARCELONA owned by it and, accordingly, this company ceased to be accounted for by the equity method.

Certain companies that despite meeting the requirements for being included in the scope of consolidation were not consolidated in prior years due to their scant materiality for the Group as a whole, as permitted by Royal Decree 1815/1991 approving the rules for the preparation of consolidated financial statements, started to be fully consolidated or accounted for by the equity method in 2004.

The companies in this situation that started to be consolidated in 2004 were as follows:

1.	Full consolidation:

•	Nueva Nuinsa, S.A.

•	Explotaciones Eólicas Saso Plano, S.A.

•	Sociedad Eólica de Tarifa, S.A.

•	Proyectos Eólicos Valencianos, S.A.

•	Inversiones Eléctricas Quillota, S.A.

2.	Equity method :

•	Minicentrales de Canal Imperial-Gallur, S.L.

•	Empresa Mixta de Aguas de Las Palmas, S.A.

•	Elcogas, S.A.

3. Basis of presentation and consolidation principles

a) True and fair view

The consolidated financial statements as of December 31, 2004 and 2003, of ENDESA, S.A. (“Endesa” or “the Company”) and its subsidiaries composing the Endesa Group (referred to as a whole as “the Endesa Group” or “the Group”), which were prepared from the individual financial statements of the consolidated companies, are presented in accordance with the revised Corporations Law, the Spanish National Chart of Accounts, Royal Decree 1815/1991 approving the rules for the preparation of consolidated financial statements and Royal Decree 437/1998 approving the rules adapting the Spanish National Chart of Accounts for electric utilities (“the Electricity Industry Chart of Accounts”), and the related implementing regulations. These consolidated financial statements present a true and fair view of the net worth and financial position of the consolidated Group and of the results of its operations and of the funds obtained and applied by it.

Differences between Spanish GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) and their effect on the consolidated net income for each of the three years in the period ended December 31, 2004 and on the stockholders’ equity as of December 31, 2004 and 2003 are set forth in Note 26.

The consolidated financial statements of the Endesa Group and the individual financial statements of Endesa and of the subsidiaries as of December 31, 2004, have not yet been approved by the respective Stockholders’

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Meetings, although it is considered that they will be approved without any changes. The 2003 individual financial statements and, where applicable, the consolidated financial statements of each of the consolidated companies were approved by the respective Stockholders’ Meetings.

The financial information expressed in U.S. dollars is presented for the convenience of the readers and in based on the Noon Buying Rate in New York City for cable transfer in euros as certified for customers purposes by the Federal Reserves Bank of New York on June 8, 2005 which was 0.8117 euros for each dollar. No representation is made those euros amounts could have been, or could be, converted into U.S dollars at the rate on December 31, 2004 or at any other rate.

b) Consolidation principles

The subsidiaries in which Endesa has direct or indirect holdings exceeding 50% were generally fully consolidated, unless they were scantly material with respect to giving a true and fair view of the Group.

The unlisted companies between 20% and 50% owned by Endesa and the listed companies between 3% and 50% owned by Endesa are accounted for by the equity method, except for Nucleonor which, despite being 50% owned, was, as in prior years, proportionally consolidated because it is a multigroup company. Also, the Economic Interest Groupings in which the Group has material ownership interests were proportionally consolidated in the consolidated financial statements.

The Exhibit to these notes to consolidated financial statements includes a detail of the fully and proportionally consolidated companies, the companies accounted for by the equity method, and their auditors and related information.

The subsidiaries not consolidated in 2004 and 2003 because as a whole they are scantly material with respect to giving a true and fair view of the consolidated financial statements are listed in the Exhibit to these notes to consolidated financial statements and were valued at the lower of cost or market (see Note 4-d). Had these subsidiaries been consolidated, the consolidated assets, liabilities, net worth and income would not have varied significantly.

The operations of Endesa and of the consolidated subsidiaries were consolidated in accordance with the following basic principles:

1.	The consolidated financial statements include certain accounting adjustments to unify the accounting principles and procedures applied by the subsidiaries with those applied by the Parent Company. Specifically, this unification was carried out by applying Spanish accounting principles to the accounts of the subsidiaries located outside of Spain.

2.	All significant transactions and the related results between the consolidated companies were eliminated in consolidation.

3.	The equity of minority interests in the net worth and results of the consolidated subsidiaries is included under the “Minority Interests” caption on the liability side of the consolidated balance sheet and under the “Income (loss) Attributed to Minority Interests” caption in the consolidated statement of income, respectively.

4.

The first-time consolidation difference was calculated as the difference between the acquisition cost of the holdings and their underlying book value weighted by the percentage of effective ownership in each year, after the unification of accounting principles. Negative differences are recorded under the

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

“Negative Consolidation Goodwill” caption and are only credited to income in the event of the unfavorable evolution of the results of the investee concerned or of the disposal of the related holding. Positive differences, once the unrealized gains, if any, relating to the assets of the subsidiary have been allocated, are recorded under the “Consolidation Goodwill” caption.

Goodwill is amortized over 20 years, since this is deemed to be the average period over which the investments made will be recovered. Each year the recoverability of the net values recorded is analyzed, and, where appropriate, the adjustments required to adapt the net values to the recoverable value of the goodwill are recorded. Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2004, the Group’s directors considered that it would be possible to recover the goodwill recorded in full.

5.	The financial statements of foreign companies denominated in foreign currencies were translated to euros as follows: assets and liabilities at the year-end exchange rates, capital stock and reserves at the historical exchange rates and revenues and expenses at the average exchange rates for the period in which they arose. The resulting translation difference, net of the related tax effect, was included under the “Stockholders’ Equity—Translation Differences” caption on the liability side of the consolidated balance sheet (see Notes 12 and 17).

The effect of the translation differences on the assets and liabilities in the consolidated balance sheet is included in the related tables in the notes to consolidated financial statements in the “Other” column.

In accordance with standard practice in Spain, the accompanying consolidated financial statements do not include the tax effect, if any, of transferring the reserves of the consolidated subsidiaries and of the investees accounted for by the equity method to the Parent Company’s accounts, since it is considered that these reserves will be used to finance the operations of each company and that those that may be distributed would not give rise to a material additional tax adjustment.

4. Valuation standards

The main valuation methods used in preparing the accompanying consolidated financial statements, in accordance with the Spanish National Chart of Accounts and the Electricity Industry Chart of Accounts, were as follows:

a) Intangible assets

Intangible assets are valued at cost and are generally amortized over five years.

The hydroelectric power plants are operated under the temporary administrative concession system, under which at the end of the concession period the facilities must revert to the State in good working order. Also, the mines are operated under the administrative concession system for periods of at least 30 years, which may be extended subject to compliance with current legal requirements. When it is considered that additional costs will have to be incurred at the concession expiration date, provisions are recorded on a straight-line basis over the concession term and the related cost is allocated to the consolidated statement of income.

The directors consider that the allowances recorded are sufficient to meet these costs.

b) Utility plant

Utility plant is carried at cost revalued, in the case of assets in Spain, pursuant to the applicable enabling legislation, including Royal Decree-Law 7/1996 (see Notes 9 and 12).

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The capitalized costs include direct and indirect labor and financial expenses, the latter in the case of projects with a construction period of over one year. In 2004 and 2003, €199 million and €161 million were capitalized in this connection to the “Expenses Capitalized” caption in the accompanying consolidated statement of income, which also includes the nuclear fuel costs capitalized to the “Inventories” caption, since its manufacture and preparation period exceeds one year.

Construction in progress is transferred to operating utility plant when the related trial period has ended, from which time it starts to be depreciated.

The costs of expansion, modernization or improvements leading to increase productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

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

Provisions for utility plant dismantling costs, provided that they are material and they can be estimated reasonably, are recorded on a straight-line basis, and the related cost is charged to the consolidated statement of income from the date on which they can be estimated through the end of their useful life.

The Company’s directors consider that the book value of the assets does not exceed their market value. The market value was calculated on the basis of the future discounted cash flows generated by these assets, including the remuneration for the transition to competition (see Note 9).

c) Depreciation of utility plant

Utility plant is depreciated on the basis of the following years of estimated useful life:

Years of Estimated Useful Life
Hydroelectric power plants	35 – 65
Fossil-fuel power plants	25 – 40
Nuclear power plants	40
Transmission facilities	40 – 50
Distribution facilities	40 – 50

Based on experience gained in Spain and abroad, in 2004 the estimated useful life of the nuclear power plants was lengthened from 30 to 40 years. This change reduced the depreciation expense for 2004 by €98 million with respect to that for 2003.

In accordance with the legislation applicable to the electricity industry, a portion of the book value of the fixed assets will be recovered through the remuneration for the transition to competition (see Note 6). Consequently, this value is being depreciated, with a charge to operating income, as said remuneration is received, or at least in accordance with the estimated recovery schedule (see Note 6), during the transitional period ending in 2010.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Pursuant to Royal Decree 1899/1984, Empresa Nacional de Residuos Radiactivos, S.A. (ENRESA) is responsible for the decommissioning of nuclear power plants and the treatment and final disposal of radioactive nuclear waste. ENRESA is funded by contributions of a specific portion of the electricity rate revenues. A contract between ENRESA and the electric utilities was executed on November 30, 1989, to formally document the transfer to ENRESA of responsibility for the treatment and final disposal of nuclear waste. In 2004 the Group estimated the cost to be incurred in the decommissioning of nuclear power plants and the safe storage, treatment and final disposal of the waste until ENRESA assumes responsibility for these plants and, accordingly, it started to record provisions so that these costs would be fully covered at the end of the useful life of the related facilities. €10 million and 0€ million were recorded with a charge to income in this connection in 2004 and 2003.

d) Long-term investments

The companies accounted for by the equity method are valued at the underlying book value corresponding to the Group’s percentage of ownership. The net result obtained each year through these companies is recorded under the “Share in the Income/Share in Losses of Companies Accounted for by the Equity Method” captions in the consolidated statement of income.

The other long-term investments, regardless of the percentage of ownership, are presented individually at the lower of cost, adjusted, where applicable, in accordance with the applicable legislation, or market. In the case of unlisted companies, the market value is taken to be the underlying book value of the investment, adjusted by the amount of the unrealized gains disclosed at the time of the acquisition and still existing at the balance-sheet date and, in the case of listed companies, the market value is taken to be the lower of average market price in the last quarter or market price at year-end.

Unrealized losses (cost higher than market value at year-end) are recorded under the “Allowances” caption on the asset side of the accompanying consolidated balance sheet.

e) Inventories

Inventories are valued at the lower of weighted average cost or market (see Note 11).

Nuclear fuel is recorded at acquisition cost, which includes the capitalized financial expenses assigned to its financing until it is loaded into the reactor, and the cost is allocated to income on the basis of the amount burnt during the year.

f) Capital subsidies

The subsidies collected in connection with fixed assets are recorded as deferred revenues under the “Capital Subsidies” caption and are recognized annually by the straight-line method on the basis of the useful lives of the facilities to which they relate (see Note 14).

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Exchange differences arising as a result of the adjustment of the aforementioned balances to year-end exchange rates are classified by due date and currency and are recorded in accordance with the following general method:

1.	Negative differences and realized positive differences or positive differences that offset negative differences arising in the year or in prior years are taken to income under the “Exchange Losses” or “Exchange Gains” captions, as appropriate, in the consolidated statement of income.

2.	Unrealized exchange gains are recorded under the “Deferred Revenues” caption on the liability side of the consolidated balance sheet until they are realized.

Through December 31, 2003, the Company arranged hedging transactions for its investments in foreign companies based on the arrangement of financing in the functional currency of the country in which the investment was held or in a currency that was highly correlated with the related functional currency, which in all cases was the U.S. dollar. In 2003 the net exchange gains allocated to the “Translation Differences” caption amounted to €281 million, net of the related tax effect and of the portion relating to minority interests. Due to the negative trend in the correlation percentages, since January 1, 2004, the Group has no longer applied this policy of hedging the exchange risk relating to its investments in foreign companies.

On January 1, 2004, the Group established a policy of hedging the portion of the revenues of the Latin American companies that are directly linked to the performance of the U.S. dollar, through the obtainment of financing in the latter currency.

The exchange differences arising on the debt in U.S. dollars considered to be a hedging instrument are recorded directly against equity, and are allocated to income as additions to or reductions of operating revenues as the exchange rate fluctuations with respect to the U.S. dollar impact revenues, so that the two effects are mutually offset. The average period over which these exchange differences are allocated to income is ten years.

In 2004 exchange gains amounting to €58 million were recorded in this connection with a credit to stockholders’ equity and €38 million were recorded with a credit to minority interests. Additionally, €7 million were recorded in this connection as a reduction of operating revenues

h) Monetary adjustment

The companies located in countries where local accounting legislation requires that inflation adjustments be recorded (Chile, Colombia and Peru) adjust for the effect of inflation, from the date of their inclusion in the Group through year-end, the value of their nonmonetary assets and liabilities, including their stockholders’ equity and minority interests balances, against the balance of the “Monetary Adjustment” account under the “Other Financial Revenues” caption in the accompanying consolidated statement of income. Monetary assets and liabilities are maintained at their face value and no adjustments are made thereto. The balance of the “Monetary Adjustment” account in 2004 amounted to €203 million and €110 million in 2003.

The effect of the monetary adjustment on the assets and liabilities is included in the respective notes in the “Other” column in the tables showing the variations during the year.

i) Provisions for obligations to employees

Certain Group companies have obligations to their employees in relation to supplementary pension payments and to severance pay due to labor force reduction plans, including most notably those relating to the Group companies in Spain, which are described below:

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

a) Supplementary pension payments

The Spanish Group companies’ obligations for supplementary pension payments to their employees vary from one Group company to another. These obligations and commitments consist of both defined-benefit and defined-contribution arrangements and are instrumented in pension plans or insurance contracts.

In Spain, under the Framework Agreement dated October 25, 2000, the Endesa Group undertook to include all its new hires in a pension plan with a defined contribution of 3% of the employees’ salary for retirement and a defined benefit of two annual salary payments for disability and death of serving employees, as coverage for which the appropriate insurance policies were taken out.

For the employees hired prior to the date of the Framework Agreement, the original systems have been respected, which are practically all mixed systems, i.e. defined-contribution arrangements for retirement and defined-benefit arrangements for disability and death of serving employees, as coverage for which the appropriate insurance policies were taken out. The contribution percentages and the definition of the risk benefits are the features that distinguish one system from another.

However, there are two large groups of employees who were hired prior to the date of the Framework Agreement (of a closed number in that no new employees can be included) who are not included in the general system of defined contributions for retirement and defined benefits for disability and death described above:

1.	Electricity employees of the former Endesa: defined-benefit pensions for retirement, death and disability. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, for which the related insurance policies have also been taken out, the monitoring required for this system does not differ significantly from that required for the mixed plans described above.

2.	Fecsa/Enher/HidroEmpordá employees: defined-benefit pension plan with annual salary growth tied to the increase in the CPI. This plan is treated exactly in the same way as a defined-benefit system, which is valued on the basis of the following assumptions:

•	Annual interest rate: 4%.

•	Annual pensionable salary growth rate by category: 2.3%.

•	Mortality table for non-disabled retired employees: GRM/F- 95.

•	Mortality table for serving employees: EVK90 mortality table for serving employees.

•	Criterion for determining the accrued obligation: hire-age method.

•	Retirement age: 60 or 65 years, depending on whether or not the conditions for early retirement are met.

Through December 31, 2003, the pensionable salary growth rate used was 2%; however, in 2004 this rate was increased to 2.3%, which gave rise to a cost of €20 million.

The Group has recorded a provision of €87 million to cover the difference between the CPI assumption used for the calculation of the obligations and that taken into account in the externalizations made. The provisions for the externalized amounts were retired from the accompanying consolidated balance sheet.

Under the Spanish legislation, accrued pension commitments had to be externalized, which the Endesa Group duly did. In the case of pension plans, pursuant to the related rebalancing plans, the funds are being transferred over a period of ten years, as provided for in Royal Decree 1588/1999. The commitments

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

instrumented in the form of insurance policies are being externalized in some cases through the payment of the related premium in cash and in others using the financing envisaged in Royal Decree 1588/1999.

In 1999 the Endesa Group recalculated the value of its obligations to serving employees using a discount rate of 4% and GRM/F-95 tables. In accordance with a Ministry of Economy and Finance Order dated December 29, 1999, the Group deferred over 15 years the recognition of the effects of this calculation. This effect, which amounts to €78 million and €90 million, is recorded under the “Deferred Charges” caption on the asset side of the accompanying consolidated balance sheet, and an amortization expense of €12 million and €12 million was recorded with a charge to 2004 and 2003 income in this connection.

The annual contributions to the pension plans are recorded directly with a charge to the “Personnel Expenses” caption in the consolidated statement of income. The contributions made in this connection in 2004 and 2003 amounted to €40 million and €45 million.

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

There are currently two types of plan in force:

1.	Labor force reduction plans approved at the former companies prior to the corporate restructuring in 1999.

The employees are entitled, based on the labor force reduction plan approved at each company, to take early retirement between the ages of 50 and 55, in the period from 1998 to 2005.

The total number of employees considered in this connection is 5,534, of whom 465 have not yet taken early retirement, which they can take through December 31, 2005.

2.	Voluntary redundancy plan approved in 2000.

The employees are entitled to take voluntary redundancy at the age of 60, provided that they have reached the age of 50 before December 31, 2005, and that they have at least ten years of service at that date. Employees aged between 50 and 60 are also entitled to take voluntary redundancy provided that there is an agreement between the employee and the company concerned.

The total number of employees considered in this connection is 4,673, of whom 1,575 are currently in a situation of early retirement.

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

The unemployment benefits and subsidies received, as well as any other amounts of official benefits for early retirement received prior to the date of definitive retirement, will be deducted from the resulting amounts.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The Endesa Group has conducted an actuarial study of the provision required to cover these commitments using the following assumptions: GRM/F-95 mortality table, an assumed interest rate of 4% and a CPI increase of 2.3%. Through December 31, 2003, the assumed inflation rate was 2%; however, it was increased to 2.3% in 2004. The accompanying consolidated statement of income includes an expense of €42 million under the “Nonoperating Expenses” caption as a result of this change of assumption.

The amounts recorded in the consolidated balance sheet as of December 31, 2004 and 2003, and the externalizations made cover all the Group’s obligations arising from the commitments made to employees both in Spain and in the other countries in which the Group operates (see Note 15).

j) Other provisions

The provision for third-party liability relates to the estimated amount required for probable or certain third-party liability arising from outstanding obligations of undetermined amount. This provision is recorded when the liability or obligation giving rise to the indemnity or payment arises (see Note 15).

k) Classification of debt

In the accompanying consolidated balance sheet debts maturing in under 12 months from year-end are classified as current liabilities and those maturing at over 12 months as long-term debt.

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

m) Recognition of revenues and expenses

Revenues and expenses are recognized on an accrual basis. However, in accordance with the accounting principle of prudence, only realized income is recognized at year-end, whereas foreseeable contingencies and losses are recorded as soon as they become known.

n) Customer connection charges

The Group records the amounts received for extension charges as connection charges allocated to fixed assets under the “Deferred Revenues” caption in the consolidated balance sheet, and credits them to income over the years of useful life of the extension facilities financed thereby (see Note 14). The access charges included in the connection charges and the inspection and coupling charges are recognized as period revenues since they are not allocated to any fixed asset.

o) Treasury stock

Since there is no plan for the retirement of the shares of treasury stock of the Parent Company, they are valued at the lower of acquisition cost or underlying book value per the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection (see Note 12).

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

If the cost of the shares of treasury stock is higher than their market value (taken to be the lower of year-end market price or average market price in the last quarter of the year), the provision required to cover this difference is charged to the “Nonoperating Income” caption in the consolidated statement of income. If the underlying book value is lower than the lower of the aforementioned cost or market values, an additional provision is recorded for the difference with a charge to unrestricted reserves (see Note 12).

p) Derivatives and hedging transactions

The Group’s financial derivatives relate mainly to interest rate, exchange rate and electricity and raw material price or supply risk hedging transactions, which are aimed at eliminating or significantly reducing these risks in the underlying hedged transactions. The premiums paid for these derivatives are deferred by the interest method.

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

q) Methods used to allocate assets, liabilities, expenses and revenues to the various business activities

In accordance with the applicable legislation, the various activities carried on by the Group were legally unbundled and, accordingly, the assets, liabilities, expenses and revenues have been assigned to the companies engaging in each of these activities. The “Corporate Activities”, which relate mainly to the activities of Endesa, S.A., Endesa Financiación Filiales, S.A. and to certain consolidation adjustments, are included as a separate business activity.

5. Industry regulation

a) Spain

The electricity industry in Spain is basically regulated in Electricity Industry Law 54/1997. The main features of this Law and subsequent implementing regulations are as follows:

1.	Electricity is generated on a free-market basis, based on a system of offers tendered by the producers and a system of bids submitted by consumers eligible to choose their power supply source (“eligible consumers”) and by the distributors and retailers.

2.	The system’s economic and technical management, transmission and distribution continue to be regulated activities, and their remuneration is established by law in an official list of rates applicable throughout Spain.

3.	All consumers of electricity are eligible customers and, therefore, they can freely choose whether to acquire their power under the regulated rate or to buy it in the deregulated market, either directly or through a retailer.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

4.	The Electricity Industry Law recognizes the existence of certain costs relating to the transition to a competitive market for the utilities owning the electricity production facilities that as of December 31, 1997, were included in the scope of application of Royal Decree 1538/1987 on the determination of the electricity rate for the electricity service management companies (see Note 6).

Article 12 of the Electricity Industry Law establishes that the activities involved in the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. In this regard, on December 19, 2003, Royal Decree 1747/2003 was passed. This Royal Decree, which came into force on January 1, 2004, regulates the island and nonmainland electricity systems.

This Royal Decree established compensation payments to cover the costs incurred and the return on the capital invested in order to be able to operate in these areas. The regulations to implement this Royal Decree and establish the methodology for calculating these compensation payments have not yet been passed.

In 2002 the government recognized an account payable to ENDESA for the excess costs relating to the nonmainland systems for 2001 and 2002 amounting to €133 million. This amount will be recovered through the electricity system revenues through 2010, and the collection right can be securitized. The balance receivable in this connection recorded on the asset side of the consolidated balance sheet as of December 31, 2004 and 2003, amounted to €103 million and €116 million, respectively.

Also, in 2004 the Group’s directors made a conservative estimate of the additional revenues that could arise from the principles established in the Royal Decree, and recorded an additional revenue of €122 million in this connection in 2004. The Group’s directors consider that the definitive amount for 2004 will under no circumstances be lower than the amount recorded.

The electricity rates are set on the basis of the methodology established for the period from January 1, 2003 to December 31, 2010, by Royal Decree 1432/2002.

The aforementioned Royal Decree initially limited the annual variation in the average rate to a maximum of 1.40%. However, it established that if by using a straight-line CTC recovery assumption it were observed that the uncollected balance thereof as of December 31, 2010, would not be equal to zero, in calculating the average or reference electricity rate the government would apply an increase equal to 1.40%.

An increase or a reduction of up to 0.60% was provided for as a result of the revision of the forecasts made in calculating the rate for the two previous years in relation to certain variables, provided that they exceed certain limits, namely end consumer demand (1%), the legal interest rate for money (50 basis points), the surplus costs of the special regime premiums (5%) and the price of gas (5%).

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Royal Decree 436/2004 establishing the methodology for updating the legal and economic regime for electricity production under the special regime and for establishing systematic revision procedures therefore was published on March 27, 2004.

The purpose of this Royal Decree is to introduce a stable and predictable system for the remuneration of electricity production using renewable energy sources or by high energy-efficiency cogenerators, in order to make it possible to forecast the investments that will be made in this industry and promote the use of these technologies over the next few years.

Royal Decree 1866/2004 regulating Spanish National CO2 Emission Rights Plan for 2005-2007 was approved in 2004. In accordance with this legislation, ENDESA must have rights for CO2 emissions made from January 1, 2005 onwards. Royal Decree 60/2005 approved the assignment free of charge of individual emission rights for each facility for 2005-2007. ENDESA was assigned emission rights for 120,101 thousand tonnes of CO2 that period. If the emissions made exceed the volume of rights assigned, it will be necessary to acquire emission rights in the market.

b) Latin America

The legislation of the Latin American countries in which the Group operates differs from one country to another; however the main features are as follows:

Generation

In general, they are deregulated markets in which private-sector players take investment decisions freely based on the authorities’ guidelines. In the case of Brazil, with the introduction of the New Model, the requirements for new generating capacity are determined by the Ministry, and the investments that are made to cover this capacity are decided on the basis of a bidding system.

In all the countries there is a centralized dispatching system based on variable production costs which, depending on each country, are tied to U.S. dollars in varying degrees to determine the marginal generation price, except in Colombia where dispatching is based on bids tendered. In Argentina there is a margin of up to 15% on the companies’ audited variable costs, and the regulator sets the maximum value.

Distribution

In the five countries in which the Group operates, the selling price to non-eligible customers is regulated and is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price. In Argentina, Chile and Peru the purchase price is regulatorily tied to the marginal production cost. In Brazil the purchase price is based on the average prices in the bids for existing power and new power tendered in accordance with the procedures provided for in the New Model. However, the prices in the private contracts between companies that are still in force will remain unchanged during the term of the contracts. In Colombia the purchase price is negotiated directly with the producers, but the price charged to the end customer carries an efficiency surcharge for the distributors as a whole.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Eligible customers

The minimum supply thresholds at which electricity can be freely contracted in each country are as follows:

Country	Minimum MW
Argentina	0.03
Brazil	3.0
Chile	2.0	(*)
Colombia	0.1
Peru	1.0

(*)	The Corta Law envisages the reduction of the threshold for eligibility from 2 MW to 0.5 MW from March 2006.

Integration and concentration limits:

Vertical integration is generally allowed if there is corporate unbundling of the activities. However, in Argentina and Colombia there are restrictions on producers or distributors being majority stockholders of transmission companies. Additionally, in Colombia companies formed after 1994 may not be vertically integrated. In Peru companies with a share of over 5% in a given business require authorization from the regulator to acquire a holding in a company operating in a different business. In Brazil the integration of generation and distribution is limited to 30%.

As regards concentration, in Argentina there is no clear limit in the case of horizontal concentration. The law only safeguards competition, and expressly prohibits acts involving unfair trading or abuse of dominant position in the market. The legislation in force establishes that the regulator must authorize consolidations or mergers between players in the same business segment.

In Brazil there are limits on concentration for both generation and distribution, and at both national and electricity subsystem level. At national level concentration is confined to 20% for both generation and distribution; at electricity subsystem level the limits are 35% in the North and North East subsystems, and 25% in the South-South East and Central-West subsystems. The New Model requires the legal unbundling of the various electricity activities, making deverticalization of the electricity distribution companies compulsory and, accordingly, these companies cannot carry on other electricity activities (generation, transmission and retailing to eligible customers), or own direct or indirect investments in the capital stock of other electricity business companies. Also, producers cannot own equity interests in distribution companies. In Colombia the maximum limit for horizontal concentration is 25% in each business and in Chile and Peru there are no limits.

System access

In all countries, access rights and the related fee or access price are regulated by the relevant authority.

c) Europe

Italy

Market deregulation and rates:

Since 2004 the Italian electricity system has been regulated by Law 239, which reorganized the Italian electricity industry and established that from July 1, 2004, all consumers, excluding residential users, would be eligible customers. The market is scheduled to be fully deregulated by July 1, 2007. The new investments in

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

LNG regasification capacity are exempt from payment of the network access rate and additional local taxes for repowering and new power plant construction projects have been introduced.

On April 1, 2004, the Power Exchange, consisting of the following markets, started to operate:

1.	Power market: day-ahead market and balancing market with valuation of bids at the marginal system price.

2.	Supplementary services market with valuation of pay-as-bid offers.

3.	Capacity market, governed by remuneration criteria established by the authority.

Since March 2004 the regulator has established a capacity-based payment that does not guarantee full coverage of the fixed costs.

The Italian system of costs of transition to competition was defined through a number of Decrees between 2000 and 2001. It is based on the calculation of the difference between the necessary revenues and market revenues. The calculation is made “after the event”, in principle at the end of each year from 2000 to 2006.

In February 2003 the so-called Marzano Decree abolished the right to collect costs of transition to competition from January 2004, but also abolished the hydro penalty whereby hydro producers had to repay negative CTCs. Following the initial definitions, no payments were made and the recognition of costs through 2004 was not formalized. Decree-Law 6/8/2004 established the amounts receivable by the producers for costs of transition to competition relating to 2000-2003. This Decree-Law recognized the entitlement of the producers to receive a total of €850 million for that period, of which €169 million correspond to Endesa Italia. In December 2004 this mechanism was approved by the European Commission but has not yet been implemented into Italian law and, accordingly, the 2004 consolidated financial statements do not include any balance in this connection.

In relation to CO2 emission rights, the Italian Government published the Italian National Plan for the Assignment of Emission Rights and transposed it into Italian legislation through Decree-Law 273. As of the date of preparation of these financial statements the European Commission had not yet approved the Plan and had initiated an infringement proceeding.

France

On July 1, 2004, nonresidential customers became eligible customers, representing approximately 70% of electricity consumption. The market will become fully deregulated on July 1, 2007.

The French government has adapted its gas and electricity legislation to the related European Directives through Law 2004-803.

With respect to the assignment of CO2 emission rights for 2005-2007, SNET was assigned emission rights for 9,065 thousand tonnes of CO2 during this period.

6. Costs of transition to competition and remuneration for the transition to competition in Spain

Remuneration for the transition to competition was regulated by Transitional Provision Six of Law 54/1997, the wording of which was modified by Article 107 of Law 50/1998 and, subsequently, by Royal Decree-Law 2/2001.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

a) Concept

In order to ensure a smooth transition to competition, Transitional Provision Six of Law 54/1997 established a maximum period of ten years from the entry into force of the Law over which the existence of costs relating to the transition to the competitive market envisaged in Law 54/1997 are recognized for the companies owning the electricity production facilities which as of December 31, 1997, were included in the scope of application of Royal Decree 1538/1987 on the determination of the electricity rate for the electricity service management companies. These costs are known as “Costs of Transition to Competition” (CTCs), and their recovery is provided for through the remuneration for transition to competition.

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

The overall base amount as of December 31, 1997, comprised the following components:

1.	The maximum amount of the allocation for consumption of local coal, the present value of which as of December 31, 1997, amounted to €1,775 million, payable to the production units which have effectively consumed local coal.

2.	The maximum amount of the technological costs of transition to competition, the present value of which as of December 31, 1997, amounted to €8,664 million.

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

In 1999 and 2000 Article 107 of Law 50/1998, which modified the way in which the remuneration for the transition to competition was paid, was in force. This Law established that 80% of the total discounted amount recognized for each company, net of the amount already received and applying a 20% discount to the remaining amount, would be paid through the assignment for this purpose, from January 1, 1999 onwards, of 4.5% of billings for electricity sales, without any time limit. The aforementioned Law also established that the remaining 20% of the remuneration for the transition to competition would be recovered as initially envisaged, i.e. by the “system of differences” between the average revenues obtained by the utilities from the electricity rates and the system costs, including the aforementioned 4.5% of the electricity rate.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

If the average annual generation price received by the Company is higher than €0.03606 per KWh, this excess will be deducted from the value of the remuneration for the transition to competition not yet received.

d) Accounting treatment

For accounting purposes, the remuneration will cover, in the following order, the items described below:

1.	The amount by which the book value of the electricity plant exceeds its market value, taken to be the value that the companies will foreseeably recover through the generation of revenues, net of the costs and expenses required to obtain these revenues, discounted at the discount rate established for the calculation of the maximum overall amount of the remuneration for the transition to competition.

2.	Exchange differences and electricity industry accrual accounts arising under the former regulatory system and which were recorded on the asset side of the balance sheet as of December 31, 1997.

3.	The necessary provisions for contingencies and expenses relating to restructuring plan expenses to be incurred in future years as a result of the transition to competition of the electric utilities.

The amounts indicated above that were not covered by the remuneration were retired from the balance sheet in 1997 and 1998 with a charge to reserves at fully consolidated companies, minority interests and prepaid taxes, as follows.

	Millions of Euros
	1997			1998
	Reserves	Minority Interests	Prepaid Taxes	Reserves	Minority Interests	Prepaid Taxes
Fixed assets	—	—	—	4	—	2
Deferred charges:	—	—	—	—	—	—
Exchange differences	1	—	1	—	—	—
Accruals and other	—	—	—	37	5	23
Restructuring expenses	416	107	256	100	12	52

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

In this regard, pursuant to the aforementioned Ministerial Order, the Company’s directors, in accordance with the accounting principle of prudence, considered that in the event of the unfavorable evolution of the assumptions made in the analysis of the recoverability of assets to be offset through CTCs as of December 31, 2000, the amount of the assets that could not be recovered as a result of the elimination of the assignment of 4.5% of billings by Royal Decree Law 2/2001 would amount to €1,899 million, and this amount was charged off against reserves as of December 31, 2000. Of this amount, €172 million relate to the account receivable recorded

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

in 1999 and 2000 as a result of the recording of the revenues for remuneration for transition to competition which exceeded the amount collected based on the recovery rate established, and the remaining €1,727 million to labor force reduction expenses.

The charge to reserves was reduced by €665 million due to the tax effect of the aforementioned adjustment and, accordingly, the net effect on reserves amounted to €1,234 million.

Despite this accounting treatment, which was adopted solely for reasons of prudence, the Company’s directors consider that the costs of transition to competition constitute an irrevocable right of the Company, and will take all the necessary steps to ensure that the maximum amount assigned is recovered in full.

If the amount of the remuneration for the transition to competition recovered in the future exceeds the amount estimated to record the accounting entry against reserves, the excess will also be recorded in reserve accounts.

After making the adjustments indicated above, the costs of transition to competition covered by the remuneration for the transition to competition included in the consolidated balance sheet in each period were as follows:

	Millions of Euros
	Electricity Plant			Deferred Charges Due to the Transition to Competition			Total
	Beginning Balance	Allocation to Income	Ending Balance	Beginning Balance	Allocation to Income	Ending Balance	Beginning Balance	Allocation to Income	Ending Balance
1998:	2,102	(126)	1,976	915	(57)	858	3,017	(183)	2,834
Adjustments	—	—	(147)	—	—	517	—	—	370
Total at 12-31-98	—	—	1,829	—	—	1,375	—	—	3,204
1999:	1,829	(132)	1,697	1,375	(102)	1,273	3,204	(234)	2,970
Adjustments	—	—	—	—	—	987	—	—	987
Total at 12-31-99	—	—	1,697	—	—	2,260	—	—	3,957
2000:	1,697	(150)	1,547	2,260	(204)	2,056	3,957	(354)	3,603
Adjustments	—	—	(22)	—	—	11	—	—	(11)
Charge to reserves	—	—	—	—	—	(1,727)	—	—	(1,727)
Total at 12-31-00	—	—	1,525	—	—	340	—	—	1,865
2001:	1,525	(118)	1,407	340	(26)	314	1,865	(144)	1,721
Total at 12-31-01	—	—	1,407	—	—	314	—	—	1,721
2002:	1,407	(81)	1,326	314	(20)	294	1,721	(101)	1,620
Effect of sale of Viesgo	—	—	(105)	—	—	—	—	—	(105)
Total at 12-31-02	—	—	1,221	—	—	294	—	—	1,515
2003:	1,221	(15)	1,206	294	(4)	290	1,515	(19)	1,496
Total at 12-31-03	—	—	1,206	—	—	290	—	—	1,496
2004:	1,206	(45)	1,161	290	(11)	279	1,496	(56)	1,440

Total at 12-31-04	—	—	1,161	—	—	279	—	—	1,440

The adjustments made to electricity plant in 1998 and 2000 relate mainly to the effect arising from the new estimate of the rate at which the value of the assets will be recovered through the market, based on the market situation.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The adjustments made in 1998 to deferred charges related to the additional provisions to cover the cost of the labor force reduction plans agreed on in 1998. The adjustments made in 1999 and 2000 include the cost of the labor force reduction plans agreed on in 2000.

The Company’s directors consider that, based on the estimates made of the trend in electricity system revenues and of the CTC collections, the amounts included in the foregoing table, which are recorded on the asset side of the consolidated balance sheet as of December 31, 2004, will be able to be fully recovered.

e) Evolution of the balance of the recognized CTCs not yet recovered through the remuneration

The detail of the balance of the remuneration recoverable since the remuneration was first introduced is as follows:

	Millions of Euros
	1998	1999	2000	2001	2002	2003	2004
Beginning balance	4,388	4,313	4,095	3,768	3,631	2,678	2,578
Effect of sale of Viesgo	—	—	—	—	(224)	—	—
Accrued interest	221	130	170	157	111	60	55
Collections	(296)	(348)	(267)	(25)	—	(61)	(118)
Amount exceeding €0.03606 per kWh	—	—	(192)	(214)	(709)	—	—
Rate shortfall	—	—	170	—	475	—	—
Recognition of shortfall	—	—	—	—	(610)	—	—
Prior years’ adjustments	—	—	(208)	(55)	4	(44)	20
Additional CTCs assigned to Elcogas	—	—	—	—	—	(55)	—

Ending balance	4,313	4,095	3,768	3,631	2,678	2,578	2,535

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

In 1999 and 2000 the amount of the remuneration for the transition to competition to be recovered by the system of differences was recorded, as in 1998, for the related amount of each year’s electricity rate; however the amount to be recovered through the 4.5% of the electricity rate was recorded as a revenue based on the estimated recovery schedule established for a nine-year period, the recovery rates being 7.19 % for 1999 and 8.22% for 2000. The assets to be remunerated through the CTCs in those years were depreciated at the same rates. Based on this method, in 1999 and 2000 revenues relating to the remuneration for the transition to competition amounting to €395 million and €420 million, respectively, were recorded.

Since 2001 the revenues earned in the settlement of the rate each year have been recorded as CTC revenues. Since these revenues were lower than those envisaged in the established recovery schedule, the percentages of 7.75%, 6.24%, 1.26% and 3.69% envisaged for 2001, 2002, 2003 and 2004, respectively, in the schedule were applied in depreciating the cost of the assets to be recovered through the CTCs.

In the coming years, the cost of the assets recoverable through the CTCs will be depreciated on the basis of the percentage which the revenues represent of the total unrecovered remuneration, applying the minimum recovery schedule percentage.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

This recovery schedule was calculated in accordance with the projected recovery of CTCs included in the Economic Report accompanying Royal Decree 1432/2002, which established the method for calculating the rates for 2003 – 2010, as follows:

Percentage of Projected Total
2003	1.26
2004	3.69
2005	5.04
2006	7.62
2007	9.41
2008	22.91
2009	24.41
2010	25.66

Total	100.00

7. Consolidation goodwill

The detail, by company, of the consolidation goodwill as of December 31, 2004, is as follows:

	Millions of Euros
	12-31-02	Additions	Retirements	Amortization	Transfer	Other	12-31-03	Additions	Retirements	Amortization	Other	12-31-04
Endesa Italia	1,460	—	(10)	(77)	—	—	1,373	—	—	(77)	—	1,296
Enersis Group	1,430	50	(71)	(80)	(178)	27	1,178	—	—	(91)	3	1,090
Endesa Chile	866	—	—	(54)	(4)	6	814	—	—	(57)	14	771
Auna	385	—	—	(23)	—	1	363	175	—	(33)	—	505
Snet	261	—	—	(14)	—	—	247	—	(24)	(13)	—	210
Cerj	202	36	(15)	(14)	—	(29)	180	7	—	(14)	(13)	160
Chilectra	162	—	—	(9)	—	2	155	—	—	(11)	4	148
Coelce	2	—	—	(12)	182	3	175	—	(57)	(11)	2	109
Smartcom	58	—	—	(4)	—	—	54	—	—	(4)	—	50
Repsol	101	—	(101)	—	—	—	—	—	—	—	—	—
Rio Maipo	12	—	(15)	—	—	3	—	—	—	—	—	—
Other	31	17	—	(2)	—	(1)	45	30	—	(1)	—	74

Total	4,970	103	(212)	(289)	—	12	4,584	212	(81)	(312)	10	4,413

The retirement from the goodwill relating to the ENERSIS Group relates to the goodwill allocated to Río Maipo, the ENERSIS subsidiary sold in 2003.

The addition relating to AUNA corresponds to the goodwill arising from the acquisition of an additional holding of 3% (see Note 10).

The retirement relating to SNET corresponds to the offset of the negative consolidation goodwill that arose on the acquisition of the additional 35% holding in 2004 (see Note 10). The price paid in this second acquisition includes the effect of the price adjustment clause envisaged in the initial acquisition.

For COELCE, the retirement relates to the write-down of a portion of the goodwill since it is considered unrecoverable based on the valuation thereof conducted at 2004 year-end. This write-down was recorded under the “Nonoperating Expenses” caption in the accompanying consolidated statement of income (see Note 18).

The “Other” column includes the effect of monetary adjustments for €47 million and negative translation differences for €36 million.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

8. Intangible assets

The variations in intangible assets in 2004 and 2003 were as follows:

	Millions of Euros
	2003	2004
Beginning balance	502	526
Inclusions in/Exclusions from consolidation	(7)	(91)
Additions	84	93
Amortization and retirements	(91)	(113)
Other	38	(40)

Ending balance	526	375

9. Utility plant

The detail of the book value of the utility plant and of the related accumulated depreciation as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2003			2004
	Cost	Accumulated Depreciation	Construction Work in Progress	Cost	Accumulated Depreciation	Construction Work in Progress
Land and structures	1,893	(871)	—	2,283	(1,060)	—
Electricity plant:	46,106	(23,003)	2,364	50,080	(24,923)	2,210
Hydroelectric power plants	9,937	(4,272)	689	10,840	(4,555)	129
Fossil-fuel power plants	10,251	(6,985)	131	11,205	(7,687)	220
Nuclear power plants	8,268	(4,872)	60	8,326	(5,025)	58
Combined-cycle power plants	1,559	(107)	775	2,005	(180)	700
Other alternative power plants	510	(193)	(19)	585	(159)	213
Transmission facilities	918	(271)	110	997	(310)	125
Distribution facilities	13,921	(5,905)	529	14,921	(6,224)	727
Dispatching and energy control centers	533	(334)	31	566	(361)	30
Other electricity facilities	209	(64)	58	635	(422)	8
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,647	(1,131)	101	1,829	(1,221)	151

Total	49,646	(25,005)	2,465	54,192	(27,204)	2,361

Also, allowances recorded for utility plant amount to €187 million and €144 million in 2004 and 2003, respectively.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The variations in 2004 and 2003 in the utility plant in service, in the related accumulated depreciation and in construction work in progress were as follows:

	Millions of Euros
	Balance at 12-31-02	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12-31-03	Inclusions/ Exclusions	Additions	Retirements	Transfers	Other	Balance at 12-31-04
Utility plant in service:
Land and structures	1,961	(5)	28	(108)	27	(10)	1,893	291	58	(31)	60	12	2,283
Electricity plant:	46,358	(102)	286	(1,107)	1,540	(869)	46,106	1,522	414	(405)	1,984	459	50,080
Hydroelectric power plants	10,709	—	10	(255)	14	(541)	9,937	—	67	(3)	548	291	10,840
Fossil-fuel power plants	10,640	—	32	(113)	(177)	(131)	10,251	903	90	(255)	235	(19)	11,205
Nuclear power plants	8,206	—	19	(6)	49	—	8,268	—	16	(7)	49	—	8,326
Combined-cycle power plants	859	—	135	—	577	(12)	1,559	—	125	(12)	344	(11)	2,005
Other alternative power plants	273	—	1	—	234	2	510	27	7	(1)	41	1	585
Transmission facilities	1,731	—	—	(694)	19	(138)	918	—	45	(9)	17	26	997
Distribution facilities	12,730	(74)	84	(26)	1,275	(68)	13,921	—	63	(85)	847	175	14,921
Dispatching and energy control centers	500	—	—	(5)	28	10	533	—	—	—	33	—	566
Other electricity facilities	710	(28)	5	(8)	(479)	9	209	592	1	(33)	(130)	(4)	635
Other fixtures, machinery, tools, furniture and other tangible fixed assets	1,678	(7)	28	(22)	22	(52)	1,647	7	28	(22)	163	6	1,829

Total	49,997	(114)	342	(1,237)	1,589	(931)	49,646	1,820	500	(458)	2,207	477	54,192

Accumulated depreciation:
Land and structures	(881)	2	(38)	25	19	2	(871)	(150)	(46)	10	—	(3)	(1,060)
Electricity plant	(22,241)	42	(1,405)	540	(38)	99	(23,003)	(847)	(1,422)	337	21	(9)	(24,923)
Other fixtures, machinery, tools, furniture and other tangible fixed assets	(1,120)	8	(71)	20	19	13	(1,131)	(5)	(58)	21	(21)	(27)	(1,221)

Total	(24,242)	52	(1,514)	585	—	114	(25,005)	(1,002)	(1,526)	368	—	(39)	(27,204)

Construction work in progress:
Electricity plant	1,965	(10)	1,771	(89)	(1,533)	260	2,364	39	1,946	(6)	(2,127)	(6)	2,210
Other fixtures, machinery, tools, furniture and other tangible fixed assets	248	—	69	(159)	(56)	(1)	101	3	122	(1)	(80)	6	151

Total	2,213	(10)	1,840	(248)	(1,589)	259	2,465	42	2,068	(7)	(2,207)	—	2,361

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The “Other” column includes €272 million and €195 million relating to the 2004 and 2003 monetary adjustment, respectively, and €105 million and €(636) million relating to the effect on these balances of the 2004 and 2003 translation differences, respectively.

The fully depreciated utility plant in service as of December 31, 2003 amounted to €4,493 million. As of December 31, 2004, there were no material cash-generating units whose utility plant had been fully depreciated.

As of December 31, 2004 and 2003, the Group companies had tangible fixed asset purchase commitments amounting to €1,364 million and €683 million, respectively.

In 2003 ENDESA sold most of its mainland transmission assets in Spain to Red Eléctrica de España, S.A. for €957 million, giving rise to a capital gain of €543 million (see note 18).

Also, in 2003 real estate amounting to €411 million was sold, giving rise to a gain of €154 million (see note 18).

On December 31, 1996, most of the Group companies in Spain revalued their fixed assets pursuant to Royal Decree-Law 7/1996. The net increase in value resulting from these revaluations is being depreciated over the tax periods in the remaining useful lives of the revalued assets. The 1996 revaluations increased the 2004 and 2003 depreciation charge by approximately €140 million and €166 million, respectively.

Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their utility plant is subject and any possible claims that may be filed against them as a result of their business activities. It is considered that these policies sufficiently cover the risks to which the assets are subject.

The directors of Endesa, based on their best estimates of the cash flows that will be generated by the Company’s assets, together with the revenues arising from the remuneration for the transition to competition, consider that there is no doubt that the amounts recorded as of December 31, 2004, in the utility plant accounts will be recovered.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

10. Long-term investments

The detail of this caption as of December 31, 2004 and 2003, excluding the balance of the “Prepaid Taxes” caption (see Note 17), and of the variations therein in 2004 and 2003 is as follows:

	Millions of Euros
Long-term Investments	Balance at 12/31/02	Additions	Inclusions in/ Exclusions from Consolidation	Companies Accounted for by the Equity Method	Divestments	Transfers and Other	Balance at 12/31/03	Additions	Inclusions in/ Exclusions from Consolidation	Companies Accounted for by the Equity Method	Divestments	Transfers and other	Balance at 12/31/04
Investments accounted for by the equity method	2,038	49	6	6	(545)	(35)	1,519	494	32	53	(147)	(336)	1,615
Auna	690	—	—	(16)	—	—	674	261	—	10	—	(182)	763
Smartcom	178	49	—	(34)	—	4	197	187	—	10	—	(9)	385
Inversiones Gas Atacama Holding	—	—	—	—	—	110	110	—	—	8	—	(7)	111
Tejo	53	—	—	4	—	4	61	—	—	7	—	—	68
Red Eléctrica	80	—	—	4	(58)	—	26	—	—	2	—	—	28
Altek	—	—	—	—	—	—	—	—	25	1	—	1	27
Sidec	—	—	—	—	—	—	—	—	25	2	—	—	27
Nqf Gas	21	—	—	—	—	—	21	—	—	—	—	—	21
Elcogas	—	—	—	—	—	—	—	24	—	(4)	—	—	20
Inversiones Eléctrica Quillota	11	—	—	2	—	1	14	—	—	3	—	—	17
Inversiones Electrogas	9	—	—	3	—	(1)	11	—	—	—	—	(1)	10
Yacylec	11	—	—	2	—	(3)	10	—	—	1	—	(1)	10
Eurosviluppo Elettrica Spa.	—	—	—	—	—	—	—	19	—	—	—	(15)	4
Snet	176	—	—	4	—	(1)	179	—	—	6	—	(185)	—
Agbar	112	—	—	20	—	2	134	—	—	2	(135)	(1)	—
Enditel	9	—	—	2	—	—	11	—	—	(3)	(8)	—	—
Other investments accounted for by the equity method	688	—	6	15	(487)	(151)	71	3	(18)	8	(4)	64	124
Loans to companies accounted for by the equity method	48	189	—	—	(4)	(1)	232	6	4	—	(90)	(105)	47
Long-term investment securities	539	47	(6)	—	(14)	7	573	37	(56)	—	(54)	(125)	375
Other loans	1,677	173	—	—	(635)	(21)	1,194	127	(25)	—	(95)	(205)	996
Allowances	(104)	(10)	—	—	1	(5)	(118)	(12)	(9)	—	33	38	(68)

Total	4,198	448	—	6	(1,197)	(55)	3,400	652	(54)	53	(353)	(733)	2,965

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The amounts included in the “Transfers and Other” column for the loans and long-term investment securities relate basically to transfers at short term.

In 2003 ENDESA recovered the €658 million recorded as of December 31, 2002, on the asset side of the consolidated balance sheet in relation to contributions made to finance the shortfall in revenues from regulated activities in the period from 2000 to 2002. Of this amount, €587 million were recorded at long term under the “Long-Term Investments” caption and €71 million were recorded at short term under the “Short-Term Investments” caption.

Of the amount recovered, €48 million were recovered through the electricity system revenues in 2003 and the remaining €610 million were recovered through their assignment to various banks for a price of €599 million.

The loss of €11 million incurred on the assignment transaction was recorded under the “Nonoperating Expenses” caption in the accompanying consolidated statement of income (see Notes 5 and 18).

ENDESA arranged with SCH, which owned a 34.3% holding in Endesa Italia, a call option on the full amount of this holding, which could be exercised at any time, either fully or partially, from the date on which the bank’s holding was subscribed and paid in September 2001 through the fifth year after that date. The bank was granted a put option on the full amount of its holding, which could be exercised from the fifth year after the aforementioned subscription date onwards. The exercise price of the two options was based on the acquisition cost of ENDESA’s initial holding in Endesa Italia plus the related accrued interest.

On December 22, 2003, ENDESA and SCH entered into an agreement whereby in practice the bank assigned all its voting rights at ENDESA Italia to ENDESA.

This agreement, together with the aforementioned call and put options, created a situation equivalent to holding the ownership interest directly, since both the voting and the dividend rights and the risk or economic returns relating to the 34.3% holding in ENDESA Italia owned by SCH were transferred to ENDESA.

Accordingly, the consolidated financial statements for 2003 included from December 22, 2003, an 85.3% holding owned by ENDESA in ENDESA Italia (51% owned directly and 34.3% relating to SCH’s holding) and the balance relating to minority interests was retired from the accounts. The €817 million payable to SCH for the acquisition of its 34.3% holding in ENDESA Italia was recorded under the “Other Long-Term Debt” caption.

The Endesa Group had been negotiating with the French company Charbonnages de France (CdF), which owns 51.25% of the capital stock of SNET, with a view to concluding an agreement that would make it possible to acquire an additional stake in SNET.

As a result of these negotiations, on September 25, 2003, a memorandum of understanding was entered into for the acquisition of a 35% holding in SNET, which would increase the Group’s ownership interest in this company to 65%.

The effect on the acquisition of the first 30% of the holding of adapting SNET’s power sale contract with EDF to new French Electricity Industry Law will be deducted from the selling price.

In 2004, the ENDESA GROUP finally acquired the additional 35% of SNET for €121 million. This amount includes the effect of the price adjustment envisaged in the initial acquisition made in 2001. As a result of this acquisition, SNET is now fully consolidated and, accordingly, the investment as of December 31, 2003 has been retired from the long-term investments.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

In 2003 the Group notified SCH of its decision to exercise its call option on 3% of the shares of AUNA amounting to €259 million. The acquisition took place in 2004 and €175 million were included on the asset side of the balance sheet as goodwill (see Note 7).

The investment of €187 million in SMARTCOM was made through the conversion of loans as of December 31, 2003 into capital at short term.

In May 2004, the holding in Aguas de Barcelona, S.A. (AGBAR) was sold for €238 million giving rise to a gain of €102 million (see Note 18).

Below are details of the loans to companies accounted for by the equity method for the years ended December 31, 2004 and December 31, 2003, respectively:

Millions of Euros	Balance at 12/31/2003	Average interest in 2003	Balance at 12/31/2004	Average interest in 2004
Megasa	13	3.13%	15	3.61%
Senda Ambiental	1	3.92%	—	—
Enditel	12	3.91%	—	—
Soprolif	4	10.50%	4	10.5%
Atacama Finance Co	170	5.00%	—	—
Tunel el Melón	16	6.65%	—	—
Endesa Gas	8	4.5%	—	—
Puignerel Ecyr	3	3.5%	3	3.03%
Foraneto	1	3.3%	—	—
Fibrarel	3	2.7%	2	4.73%
NQF	—	—	8	5.2%
Eurosviluppo Elettrica, S.P.A	—	—	3	—
Soc. Provencale Lit Fluidisant	—	—	5	10.5%
Elcogas	—	—	1	—
Others	1	—	6	—

Loans to companies accounted for the equity method	232		47

11. Inventories

The detail of this caption as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2003	2004
	Net	Cost	Allowance for Decline in Value	Net
Fuel stocks	512	657	(5)	652
- Nuclear fuel	236	239	—	239
- Other	276	418	(5)	413
Materials	129	179	(27)	152
Advances to suppliers	3	2	—	2

Total	644	838	(32)	806

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

ENDESA has entered into various natural gas purchase agreements that contain “take or pay” clauses. Since the Company considers that it will be able to fulfill these commitments, it does not expect any contingency to arise in this connection.

12. Stockholders’ equity

The detail of the balance of this caption as of December 31, 2004, 2003 and 2002 and of the variations therein in 2004, 2003 and 2002 is as follows:

	Millions of Euros
				Other Reserves of the Parent Company
	Capital Stock	Additional Paid-in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock	Reserves at Fully or Proportionally Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences	Income for the Year	Interim Dividend	Total
Balance at December 31, 2001	1,271	1,376	1,719	2,851	567	101	1,370	61	(1,859)	1,479	(280)	8,656
Distribution of 2001 income:	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend	—	—	—	—	—	—	—	—	—	(280)	280	—
Final dividend	—	—	—	—	—	—	—	—	—	(443)	—	(443)
Other reserves	—	—	—	37	—	—	716	3	—	(756)	—	—
Transfers	—	—	—	112	(93)	(19)	—	—	—	—	—	—
Provisions for treasury stock	—	—	—	77	—	—	—	—	—	—	—	77
Translation differences	—	—	—	—	—	—	—	—	(1,367)	—	—	(1,367)
Other (*)	—	—	—	9	—	—	121	—	—	—	—	130
2002 income	—	—	—	—	—	—	—	—	—	1,270	—	1,270
2002 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2002	1,271	1,376	1,719	3,086	474	82	2,207	64	(3,226)	1,270	(280)	8,043

(*)	Relating mainly to the monetary adjustment at Latin American companies (see Note 4-h).

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

	Millions of Euros
				Other Reserves of the Parent Company
	Capital Stock	Additional Paid-in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserves for Treasury Stock	Reserves at Fully or Proportionally Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences	Income for the Year	Interim Dividend	Total
Balance at December 31, 2002	1,271	1,376	1,719	3,086	474	82	2,207	64	(3,226)	1,270	(280)	8,043
Distribution of 2002 income	—	—	—	—	—	—	—	—	—	—	—	—
- Interim dividend	—	—	—	—	—	—	—	—	—	(280)	280	—
- Final dividend	—	—	—	—	—	—	—	—	—	(443)	—	(443)
- Other reserves	—	—	—	(361)	—	—	833	75	—	(547)	—	—
Transfers	—	—	(3)	81	(13)	(65)	70	(70)	—	—	—	—
Provisions for treasury stock	—	—	—	21	—	—	—	—	—	—	—	21
Translation differences	—	—	—	—	—	—	(102)	—	194	—	—	92
Other (*)	—	—	(2)	4	—	—	54	—	—	—	—	56
2003 income	—	—	—	—	—	—	—	—	—	1,312	—	1,312
2003 interim dividend	—	—	—	—	—	—	—	—	—	—	(280)	(280)

Balance at December 31, 2003	1,271	1,376	1,714	2,831	461	17	3,062	69	(3,032)	1,312	(280)	8,801

(*)	Relating mainly to the monetary adjustment at Latin American companies (see Note 4-h).

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

	Millions of Euros
				Other Reserves of the Parent Company
	Capital Stock	Additional Paid-in Capital	Revaluation Reserves	Unrestricted Reserves	Restricted Reserves	Reserve for Treasury Stock	Reserves at Fully or Proportionally Consolidated Companies	Reserves at Companies Accounted for by the Equity Method	Translation Differences	Income for the Year	Interim Dividend	Total
Balance at December 31, 2003	1,271	1,376	1,714	2,831	461	17	3,062	69	(3,032)	1,312	(280)	8,801
Distribution of 2003 income	—	—	—	—	—	—	—	—	—	—	—	—
- Interim dividend	—	—	—	—	—	—	—	—	—	(280)	280	—
- Final dividend	—	—	—	—	—	—	—	—	—	(464)	—	(464)
- Other reserves	—	—	—	138	—	—	424	6	—	(568)	—	—
Transfers	—	—	—	24	(7)	(17)	—	—	—	—	—	—
Provisions for treasury stock	—	—	—	11	—	—	—	—	—	—	—	11
Translation differences	—	—	—	—	—	—	—	—	28	—	—	28
Other	—	—	—	4	—	—	6	—	—	—	—	10
2004 income	—	—	—	—	—	—	—	—	—	1,379	—	1,379
2004 interim dividend	—	—	—	—	—	—	—	—	—	—	(288)	(288)

Balance at December 31, 2004	1,271	1,376	1,714	3,008	454	—	3,492	75	(3,004)	1,379	(288)	9,477

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

a) Capital stock

The capital stock amounts to €1,270,502,540.40 and consists of 1,058,752,117 fully subscribed and paid shares of €1.2 par value each, all of which are listed on the Spanish Stock Exchanges. As of December 31, 2004 and 2003, €28 million and €45 million, respectively, of these shares were listed on the New York Stock Exchange in the form of ADRs. Endesa, S.A.’s shares are also traded on the Santiago de Chile Offshore Stock Exchange.

b) Additional paid-in capital

The revised Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

c) Legal reserve

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

The Group’s Parent Company has recorded the legal reserve in full (€285 million), and this amount is included under the “Restricted Reserves” caption in the accompanying consolidated balance sheet.

d) Revaluation reserve

The balance of the “Revaluation Reserve” caption arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

e) Reserves and income/loss by subsidiary

The breakdown, by subsidiary, of the contribution to the Group’s income and of the balances of the “Reserves at Fully or Proportionally Consolidated Companies” and “Reserves at Companies Accounted for by the Equity Method” captions as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	2003		2004
Fully and Proportionally Consolidated Companies	Income (Loss)	Reserves	Income (Loss)	Reserves
Endesa	(238)	38	(309)	(158)
Endesa generación group	482	1,894	557	1,991
Endesa red group	701	104	297	631
Endesa energía group	61	84	60	11
Endesa servicios	6	(47)	7	(43)
Endesa diversificación group	(26)	(410)	107	(425)
Endesa internacional group	84	1,220	270	1,304
Endesa net factory	(5)	(20)	(14)	(25)
Endesa financiación filiales	137	146	204	102
Teneguía	52	5	51	4
Endesa europa group	52	48	145	100

Subtotal	1,306	3,062	1,375	3,492

Companies accounted for by the equity method:
Red eléctrica de españa	6	69	4	75

Subtotal	6	69	4	75

Total	1,312	3,131	1,379	3,567

Substantially all the translation differences relate to the Endesa Internacional Group.

f) Treasury stock

As authorized by the Stockholders’ Meetings on June 19, 2003 and April 2, 2004, and to facilitate trading liquidity at specific times, in 2004 ENDESA performed various purchase and sale transactions involving shares of treasury stock.

The variations in the “Treasury Stock” caption in 2004 and 2003 were as follows:

	Millions of Euros
	2003	2004
	Net	Gross	Allowance	Net
Balance at 12-31-03	82	28	(11)	17
Acquisitions	70	154	—	154
Sales	(185)	(182)	—	(182)
Provisions recorded with a charge to income	29	—	—	—
Provisions recorded with a charge to reserves	21	—	11	11

Balance at 12-31-04	17	—	—	—

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The treasury stock sales gave rise to a gain of €16 million and €14 million in 2004 and 2003 (see Note 18).

As of December 31, 2003, the Company held 2,089,661 shares of treasury stock, acquired at an average price of €13.50 per share, totaling €28 million. Since the cost of these shares is higher than their underlying book value, it was reduced by recording an allowance of €11 million. Additionally, a restricted reserve was recorded for a net value of €17 million.

As of December 31, 2004, the Company did not hold any shares of treasury stock.

13. Minority interests

The breakdown, by company, of the balance of the “Minority Interests” caption in the consolidated balance sheet as of December 31, 2004 and 2003, and of the income attributed to minority interests in 2004 and 2003 is as follows:

	Millions of Euros
	2003		2004
	Income Attributed to Minority Interests	Minority Interests	Income Attributed to Minority Interests	Minority Interests
Endesa Generación	—	—	1	16
Endesa Diversificación	6	51	2	—
Endesa Internacional	455	2,939	350	3,466
Endesa Distribución	3	10	3	10
Endesa Servicios	(3)	—	—	—
Teneguía	3	90	4	87
Endesa Capital Finance	49	1,500	61	1,502
Endesa Europa	52	355	33	630

Total	565	4,945	454	5,711

The variations in the “Minority Interests” caption in 2004 and 2003 were as follows:

	Millions of Euros
	2003	2004
Beginning balance	3,175	4,945
Income for the year	565	454
Inclusion/Exclusion of new companies from consolidation	2,293	251
Capital increases / decreases at subsidiaries	—	(9)
Sale of companies	—	(42)
SCH Endesa Italia option	(827)	—
Dividends distributed and capital reductions	(121)	(196)
Translation differences	(213)	184
Monetary adjustments	70	123
Other	3	1

Ending balance	4,945	5,711

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

In 2003 €765 million were subscribed by minority stockholders in the capital increase at ENERSIS. This capital increase reduced ENDESA’s holding in Enersis from 64.97% as of December 31, 2002, to 60.62% as of December 31, 2003. This change modified substantially all ENDESA’s economic ownership interests in its Latin American investees.

The balances of the “Minority Interests” caption relating to ENDESA Capital Finance includes a preferred share issue of €1,500 million carried out in March 2003, with the following characteristics:

Dividend: variable tied to three-month Euribor with a minimum APR of 4% and a maximum APR of 7% in the first ten years, and tied to Euribor plus an APR of 3.75% from the eleventh year onwards. The dividend will be payable quarterly.

Term: perpetual, although the issuer may retire the shares early from the tenth year onwards for their par value.

Guarantee: subordinated guarantee from ENDESA, S.A.

Return: the payment of dividends will be preferred and noncumulative and conditional on the obtainment of consolidated income or on the payment of dividends on the common shares of ENDESA, S.A.

14. Subsidies and other deferred revenues

The variations in these captions in 2004 and 2003 were as follows:

	Millions of Euros
	Subsidies	Other Deferred Revenues
Balance at 12-31-02	927	429
Additions	216	143
Inclusions in/Exclusions from consolidation	(2)	—
Retirements/Amounts allocated to income (Note 18)	(46)	(93)
Other	(66)	4

Balance at 12-31-03	1,029	483
Additions	214	52
Inclusions in/Exclusions from consolidation	2	528
Retirements/Amounts allocated to income (Note 18)	(44)	(77)
Other	16	(54)

Balance at 12-31-04	1,217	932

The balance of the “Subsidies” account as of December 31, 2004 and 2003, includes €507 million and €412 million of connection charges.

The “Other Deferred Revenues” caption includes €522 million arising from the full consolidation of SNET, which relate to the amounts collected in advance under the electricity supply contract that the aforementioned company entered into with EDF, which covers the period from 1996 to 2011.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

15. Provisions for contingencies and expenses

The main items included under this caption in the consolidated balance sheet as of December 31, 2004 and 2003, were as follows:

	Millions of Euros
	2003	2004
Provisions for pensions (Note 4-i.a)	311	308
Provisions for labor force reduction plan (Note 4-i.b)	2,379	2,316
Other provisions (4-j)	1,812	1,745

Total	4,502	4,369

a) Provisions for pensions and similar obligations

The variations in this account in 2004 and 2003 were as follows:

	Millions of Euros
	2003	2004
Beginning balance	332	311
Amounts used:	—	—
Credited to income	(2)	(9)
Payments	(14)	(35)
Provisions charged to income:	—	—
Personnel expenses	10	17
Financial and other operating expenses	9	3
Nonoperating expenses (Note 18)	43	—
Transfers and other	(67)	21

Ending balance	311	308

b) Provisions for labor force reduction plans

The variations in the provisions for labor force reduction plans in 2004 and 2003 were as follows:

	Millions of Euros
	2003	2004
Beginning balance	2,374	2,379
Amounts used:
Payments	(274)	(280)
Provisions charged to income:
Financial expenses	95	94
Nonoperating expenses (Note 18)	186	125
Transfers and others	(2)	(2)

Ending balance	2,379	2,316

The provision charged to nonoperating expenses relates mainly to the effect of higher-than-forecast inflation in 2004 and to the increase from 2% to 2.3% in the inflation assumed in the actuarial studies used to record the provision.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

c) Other provisions

The variations in 2004 and 2003 in the “Other Provisions” caption were as follows:

	Millions of Euros
	2003	2004
Beginning balance	1,515	1,812
Provisions charged to income:
Personnel expenses	—	21
Operating and financial income	97	137
Nonoperating expenses (Note 18)	353	238
Amounts used:
Credited to nonoperating income	(70)	(375)
Operating income	—	(38)
Payments	(126)	(139)
Inclusion of companies		87
Transfers and other	43	2

Ending balance	1,812	1,745

The items included in this balance as of December 31, 2004 and 2003, were as follows:

1.	€330 million and €302 million, respectively, relating to the coverage of future expenses arising from extraordinary repairs and restructuring of facilities, mainly for overhauls and extraordinary repairs of the production units, restructuring of mining facilities, the replacement of meters as a result of market deregulation and the new regulations on metrology and the provisions for the decommissioning of nuclear power plants.

2.	€252 million and €233 million, respectively, relating to the accrued liabilities for employee welfare benefits for long-service bonuses and supply of electricity to retired employees.

3.	€935 million and €749 million, respectively, for outstanding litigation and third-party claims.

4.	€228 million and €347 million, respectively, relating to the estimated amount required for probable or certain third-party liability arising from outstanding indemnity payments or obligations of undetermined amount.

As of December 31, 2003, the consolidated balance sheet included a provision of €181 million to cover the direct and indirect risk relating to the investments in and loans to Argentine companies. In 2004 the Argentine economy and currency stabilized and some of the Group’s Argentine subsidiaries were able to gain access to local capital markets to obtain long-term financing. Since the situation had returned to normality, the Group’s directors decided to reverse the full amount of the provision, since the valuations performed made it possible to conclude that the book value of the assets in Argentina is recoverable in full (see Note 18).

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

16. Loans, financial debts and other payables

a) Debentures and other marketable debt securities

The detail of the balances of debentures and other marketable debt securities as of December 31, 2004 and 2003, and of the scheduled maturity dates is as follows:

	Balance 12-31-03	Balance at 12-31-04	Maturing at Short Term	Millions of Euros
				Maturing at Long Term
				2006	2007	2008	2009	Subsequent Years	Total
Debentures and bonds	10,310	9,617	77	1,975	355	913	1,759	4,538	9,540
Promissory notes	1,838	2,400	2,358	42	—	—	—	—	42
Accrued interest Payable	84	193	193	—	—	—	—	—	—

Total	12,232	12,210	2,628	2,017	355	913	1,759	4,538	9,582

These transactions bore average interest of 5.34% and 4.63% in 2004 and 2003, respectively.

b) Payable to credit institutions

The detail of the balances payable to credit institutions as of December 31, 2004 and 2003, and of the scheduled due dates is as follows:

	Balance at 12-31-03	Balance at 12-31-04	Due at Short Term	Millions of Euros
				Due at Long Term
				2006	2007	2008	2009	Subsequent Years	Total
In euros (*):
Principal	3,582	4,247	425	1,560	428	1,276	249	309	3,822
Accrued interest payable	42	35	35	—	—	—	—	—	—

Subtotal	3,624	4,282	460	1,560	428	1,276	249	309	3,822

In foreign currency (*):	2,383	1,799	550	184	168	405	262	230	1,249
U.S. dollar	1,983	1,295	342	118	100	315	234	186	953
Brazilian reias	67	281	83	43	48	42	26	39	198
Other	333	223	125	23	20	48	2	5	98
Accrued interest payable	10	15	15	—	—	—	—	—	—

Subtotal	2,393	1,814	565	184	168	405	262	230	1,249

Total	6,017	6,096	1,025	1,744	596	1,681	511	539	5,071

(*)	The classification of balances by currency includes the effect of the derivatives assigned to each transaction.

In 2004 and 2003, the accounts payable in euros to credit institutions bore average interest of 4.52% and 4.88% and the foreign currency debt bore average interest of 8.04% and 7.29%, respectively.

The total interest-bearing debt bore average interest of 5.48% and 5.17% in 2004 and 2003, respectively.

As of December 31, 2004 and 2003, the Group companies had unused credit lines amounting to €2,733 million and €3,742 million, respectively, which, together with the current assets, sufficiently cover the short-term commitments.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The detail of the outstanding balance of the interest rate hedging transactions not included in the initial structure of the related transaction, mainly in euros and U.S. dollars, at 2004 and 2003 year-end is as follows: €7,036 million and €8,094 million of interest rate swaps, respectively; €775 million and €3,173 million of collars, respectively; and €1,500 million of cap spreads to reduce the maximum rate of the cost of the preferred shares from an ARP of 7% to an ARP of 5.53% in both years. The cost of arranging these transactions was charged to income by the interest method. The exchange rate hedging transactions as of December 31, 2004 and 2003, included currency swaps totaling €840 million and €807 million and forward transactions totaling €344 and €551 million, respectively.

Additionally, International Endesa BV arranged certain derivatives transactions to supplement transactions carried out by it under the Euro Medium Term Note (EMTN) and Euro Commercial Paper (ECP) issue programs, which are guaranteed by Endesa S.A. The breakdown of these transactions at 2004 and 2003 year-end is as follows: €3,467 and €3,954 million of interest rate swaps, respectively; and €1,356 and €987 million of currency swaps, respectively.

The result of these transactions was taken into account in calculating the average financial cost disclosed in this Note.

The contracts governing a portion of the Group’s financial debt, mainly in Latin America, contain certain clauses, which are habitual in contracts of this nature, that establish the possibility for the lender to demand that the repayment of the financing be brought forward if certain financial conditions are not met. The Group’s directors consider that the existence of these clauses will not modify the classification of the debt between long and short term in the accompanying consolidated balance sheet.

The impact of the Company’s hedging activities on the weighted average borrowing rate and on the reported interest expense is as follows:

	Millions of Euros
	Balance at 12-31-02	Balance at 12-31-03	Balance at 12-31-04
Weighted average interest rate	4.79%	4.59%	4.70%
Impact of hedging activities	0.26%	0.58%	0.78%
Net weighted average interest rate	5.05%	5.17%	5.48%
Financial and similar expenses	1,436	1,046	875
Impact of hedging activities under Spanish GAAP	63	132	147

Gross financial and similar expenses as reported in the consolidate income statement	1,499	1,178	1,022

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

c) Other payables

The detail of the balances of other long-term payables and other short-term nontrade payables as of December 31, 2004 and 2003, is as follows:

	Millions of Euros
	Balance at 12-31-03	Balance at 12-31-04	Other Nontrade Payables	Long- Term Debt— other Payables
Payables in euros, guarantees and deposits	1,212	2,982	1,943	1,039
Debt relating to the call option on Endesa ltalia	817	—	—	—
Foreign currency payables	351	446	130	316
Deferred taxes (Note 17)	1,459	1,548	—	1,548
Accrued interest payable	14	4	4	—

Total	3,853	4,980	2,077	2,903

17. Tax matters

ENDESA files consolidated tax returns in Spain with certain Group companies. As of December 31, 2004, the consolidated tax group comprised 67 companies, of which the most significant were Endesa, S.A., Endesa Generación, Endesa Distribución Eléctrica, Endesa Red, Endesa Operaciones y Servicios Comerciales, Gesa Generación, Unelco Generación, Endesa Energía, Endesa Financiación Filiales, Endesa Internacional, Endesa Diversificación and Endesa Europa.

The reconciliation of the income per books for 2004 and 2003 to the taxable income for corporate income tax purposes is as follows:

	Millions of Euros
	2003	2004
Consolidated income for the year per books (before taxes)	2,427	2,233
Permanent differences	(545)	(645)
Timing differences:
Arising in the year	138	64
Arising in prior years	(2,052)	(1,085)
Offset of prior years’ tax losses	(231)	(310)

Taxable income	(263)	257

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income. The applicable tax rate varies depending on the country in which each company carries on its business activities.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The reconciliation of the corporate income tax expense for 2004 and 2003 to the tax payable is as follows:

	Millions of Euros
	2003	2004
Corporate income tax expense for the year	550	400
Tax allocated to translation differences and reserves (Note 3—b.5)	89	30
Effect of timing differences	(571)	(98)
Tax assets and tax credits (*)	—	(175)
Other adjustments	10	(12)

Net tax payable	78	145

(*)	Including the amounts recorded as of December 31, 2003, under the “Other Accounts Receivable” caption in the consolidated balance sheet.

These timing differences were calculated on the basis of the income or loss of each consolidated company plus the effect of consolidation adjustments.

In 2004 the effect of the timing differences includes €75 million of prepaid taxes recoverable in a period of over ten years, which the Group’s directors have decided to record because there are deferred taxes for a higher amount, which will also foreseeably be paid in a period of over ten years.

In 2004 the consolidated tax group headed by ENDESA generated tax credits amounting to €173 million. These the tax credits were recorded regardless of whether or not they were taken in the year, as provided for in the Spanish Accounting and Audit Institute (ICAC) Resolution dated March 15, 2002. Also, tax credits of €140 million arising in the year and in prior years were taken. Accordingly, the total unused tax credits available for use in future years amount to €392 million.

In 2004 the consolidated tax group offset the tax asset of €134 million that it had recorded under the “Other Accounts Receivable” caption in the consolidated balance sheet for tax losses incurred in prior years and, accordingly, there were no tax losses available for carryforward as of December 31, 2004.

The difference between the tax charge allocated to 2004 and prior years and the tax already paid or payable for those years, which is recorded in the “Prepaid Taxes” and “Deferred Taxes” accounts, arose from timing differences in various years. The prepaid taxes relate mainly to period provisions for pensions and labor force reduction plans that have not yet become tax deductible, whereas the deferred taxes arose mainly as a result of accelerated depreciation for tax purposes and the deferral for accounting purposes of the effect on income of the tax deductibility of the provisions recorded for the telecommunications subsidiaries and subsidiaries in Latin America. The variations in these accounts in 2004 and 2003 were as follows:

	Millions of Euros
	2003		2004
	Prepaid Taxes	Deferred Taxes	Prepaid Taxes	Deferred Taxes
Beginning balance	3,253	1,322	2,759	1,459
Inclusions in/Exclusions from consolidation	(1)	(2)	19	5
Variations in income	(309)	262	7	105
Other variations	(184)	(123)	(166)	(21)

Ending balance	2,759	1,459	2,619	1,548

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The GROUP companies generally have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. The directors do not expect any additional material liabilities to arise for the GROUP as a result of inspection of the open years.

18. Revenues and expenses

a) Net sales

The breakdown of net sales by geographical market is as follows:

	Millions of euros
Market	2002	2003	2004
Spain	11,145	10,721	10,959
Italy	1,109	1,242	1,665
France	—	—	267
Rest of Europe	635	731	734
Chile	1,171	1,003	1,111
Brazil	1,111	1,055	1,129
Colombia	685	618	761
Peru	498	440	501
Argentina	385	429	515

Total	16,739	16,239	17,642

b) Headcount

The average number of employees in 2004 and 2003, by professional category, was as follows:

	2003	2004
Executives and university graduates	4,280	3,273
Junior college graduates	5,626	4,804
Supervisors	7,644	10,262
Clerical staff and manual workers	9,050	8,646

Total	26,600	26,985

c) Fees paid to auditors

The detail of the fees for the services provided in 2004 and 2003 by the auditors of the financial statements of the various companies composing the Group is as follows:

	Euros
	2003		2004
	Principal Auditor	Other Auditors of Subsidiaries	Principal Auditor	Other Auditors of Subsidiaries
Audit of financial statements	2,948,363	668,768	5,385,852	1,478,900
Audits other than of the financial statements and other audit related services	3,280,410	468,315	1,327,432	785,115
Other non-audit services	1,691,588	398,200	1,834,426	732,320

Total	7,920,361	1,535,283	8,547,710	2,996,335

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

d) Nonoperating revenues and expenses

The detail of the balance of the “Nonoperating Revenues” caption in 2004, 2003 and 2002 is as follows:

Nonoperating Revenues	2002	2003	2004
Gain on the sale of transmission assets (Note 9)	—	543	—
Gain on the sale of real estate (Note 9)	—	154	—
Gain on the sale of Río Maipo (Note 2)	—	126	—
Write-off of the goodwill of Río Maipo (Note 7)	—	(86)	—
Gain on the sale of Viesgo	1,066	—	—
Gain on the sale of REE	—	44	—
Gains on other fixed assets	88	—	—
Gain on the sale of Made (Note 2)	—	13	—
Recognition of the nonmainland system compensation payments relating to prior years	128	—	—
Recognition of prior year’s rate shortfall	86	—	—
Gain on the sale of Agbar (Note 10)			102
Reversal of provisions for Argentina (Note 15-c)	—	—	181
Gains on the sale of assets	—	—	70
Provisions released (Note 15-c)	76	35	194
Subsidies (Note 14)	25	46	44
Gain on the sale of treasury stock (Note 12)	—	14	16
Other nonoperating revenues	276	310	211

Total	1,745	1,199	818

The other nonoperating revenues relate to the sum of the nonrecurring items or items allocable to prior years of Group companies the individual amounts of which are not material.

The detail of the “Nonoperating Expenses” caption is as follows:

Nonoperating Expenses	2002	2003	2004
Period provisions for contingencies and expenses (Note 15-c)	507	353	238
Nonoperating expenses relating to provisions for labor force reduction plans (Note 15 a-b)	77	229	125
Losses on fixed assets	26	—	—
Assignment of shortfall rights (Note 10)	—	11	—
Losses on utility plant, intangible assets and investments	68	8	—
Provision for treasury stock	75	—	—
Write-down of goodwill (Note 7)	338	—	57
Losses on utility plant, intangible assets and investments	—	45	37
Other nonoperating expenses	583	276	215

Total	1,674	922	672

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

The remaining provisions for contingencies and third-party liability relate mainly to the additional provision to fully cover the direct and indirect risk relating to the investments in and loans to Argentine companies, as a result of the increase in the Argentine investees’ net worth in 2003 (€36 million) and to future expenses incurred in extraordinary repair work and the restructuring of facilities (€41 million).

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

The provisions in 2004 for contingencies and expenses relate basically to the coverage of risks due to possible third-party claims and future expenses arising from extraordinary repairs and restructuring of facilities.

The nonoperating expenses for 2004 relating to provisions for labor force reduction plans include basically the effect of higher-than-forecast inflation in 2004 and the increase from 2% to 2.3% in the inflation assumed in the actuarial studies used to record the provision (see Note 15-b).

The other nonoperating expenses relate to the sum of the nonrecurring items or items allocable to prior years of Group companies the individual amounts of which are not material.

19. The environment

The Group treats as environmental investments those made in assets which will be used on an ongoing basis to minimize the impact on, and to protect, the environment. These investments are recorded as utility plant or intangible assets in accordance with the general methods described in Notes 4-a, 4-b, and 4-c.

The main environmental investments were aimed at reducing and controlling emissions, and the treatment and subsequent discharge of water.

These investments related specifically to facilities to reduce emissions, water treatment plants, underwater discharge outlets, the burying of transmission and distribution lines and other measures aimed at minimizing environmental impact.

As of December 31, 2004 and 2003, these investments recorded on the asset side of the consolidated balance sheet amounted to €886 million and €807 million, respectively, and the related accumulated depreciation amounted to €449 million and €393 million, respectively.

Environmental expenses amounted to €126 million and €107 million in 2004 and 2003, respectively, and this amount is recorded under the “Operating Expenses” caption in the accompanying consolidated statement of income.

The possible environmental contingencies that might arise for the Group companies are covered by a third-party liability insurance policy which covers, among other contingencies, those arising from accidental pollution, waste handling and wave, radiation or electromagnetic fields.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

20. Information on the board of directors and senior executives

a) Compensation and other benefits

The Company adopted the reporting model contained in Exhibit I to the Corporate Governance Annual Report for listed companies implemented by the Spanish National Securities Market Commission, which was approved by Spanish National Securities Market Commission Circular 1/2004.

Directors’ compensation in 2004

1.	Directors’ compensation and other benefits in 2004:

Type of Compensation	Data in Thousands of Euros
Fixed compensation	2,170(1)
Variable compensation	1,349
Attendance fees	930
Bylaw-stipulated fees	—
Stock options and other financial instruments	—
Other	47

Total	4,496

Other Benefits	Data in Thousands of Euros
Advances	343
Loans granted	153
Pension funds and plans: contributions	4,555(2)
Pension funds and plans: obligations assumed	—
Life insurance premiums	225
Guarantees provided by the Company for the directors	5,865(2)

(1)	At all the ENDESA Group companies, the fixed compensation of the Chairman is 10% higher than that of the chief executive.
(2)	As a general rule, the Company has established a guarantee of future rights as regards compensation and pensions for employees reaching certain ages and years of service.

For the employees referred to in the preceding paragraph, these guarantees, with respect to this section, amount to €3,907 thousand in the case of “Pension Funds and Plans: Contributions” and to €5,865 thousand in the case of “Guarantees provided by the Company for the Directors”. The latter figure will decrease each year the director stays at the Company in question.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

2.	Compensation and other benefits for membership of the company’s directors of other Boards of Directors and/or of senior management of Group companies in 2004:

Type of Compensation	Data in Thousands of Euros
Fixed compensation	—
Variable compensation	—
Attendance fees	311
Bylaw-stipulated fees	—
Stock options and other financial instruments	—
Other	—

Total	311

Other Benefits	Data in Thousands of Euros
Advances	—
Loans granted	—
Pension funds and plans: contributions	—
Pension funds and plans: obligations assumed	—
Life insurance premiums	—
Guarantees provided by the Company for the directors	—

3.	Total compensation by type of director in 2004:

Type of Director	Data in Thousands of Euros
	Company	Group
Executive directors	2,984	71
Nonexecutive nominee directors	112	—
Nonexecutive independent directors	1,400	240
Other nonexecutive directors	—	—

Total	4,496	311

4.	Total compensation and percentage with respect to the income attributed to the Parent Company in 2004:

Total directors’ compensation (in thousands of euros)	4,807
Total directors’ compensation/ income attributed to the Parent Company (expressed in %)	0.35%	(*)

(*)	Based on the percentage referred to in Article 40 of the Corporate Bylaws, i.e. the sum of the fixed compensation amounts and share in profits with respect to the consolidated Group’s income approved by the Stockholders’ Meeting, this percentage would be 0.05%.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Identification of the members of senior management who are not executive directors and detail of total compensation paid to them in the year 2004:

Name	Position
01. Francisco Borja Acha Besga	Corporate Legal Counseling Manager
02. José Damián Bogas Gálvez	General Manager for Spain and Portugal
03. Gabriel Castro Villalba	Corporate Communications Manager
04. Mª Isabel Fernández Lozano	Corporate Control Manager
05. Ángel Ferrera Martínez	Chairman of the Advisory Board of Unelco-Endesa Canary Islands
06. Amado Franco Lahoz	Chairman of the Advisory Board of Erz-Endesa Aragón
07. José Antonio Gutiérrez Pérez	General Manager of Erz-Endesa Aragón
08. José Félix Ibáñez Guerra (3)	General Manager—Mining
09. Pedro Larrea Paguaga	General Manager—Energy Management
10. Héctor López Vilaseco	General Manager—Energy Management Latin America
11. Alfredo Llorente Legaz (3)(4)	General Manager of Endesa Diversification
12. José Luis Marín López-Otero (3)	General Manager— Distribution
13. Alberto Martín Rivals	General Manager—Business in Latin America
14. José A. Martínez Fernández (3)	General Manager of Sevillana-Endesa Andalucia and Extremadura
15. Germán Medina Carrillo (3)	Corporate Human Resources Manager
16. Salvador Montejo Velilla	General Secretary and Secretary of the Board of Directors
17. Manuel Morán Casero	General Manager—Generation
18. Jesús Olmos Clavijo	General Manager for Europe
19. José Luis Palomo Álvarez	Corporate Financial and Control Manager
20. Antonio Pareja Molina (3)	Corporate Services Manager
21. José María Plans Gómez (3)	General Manager of Unelco-Endesa Canary Islands
22. José Luis Puche Castillejo	Corporate Audit Manager
23. Álvaro Quiralte Abelló	General Manager of Endesa Italia
24. Jaime Reguart Pelegrí (3)	General Manager of Gesa-Endesa Balearic Islands
25. Bartolomé Reus Beltrán	Chairman of the Advisory Board of Gesa—Endesa Balearic Islands
26. Luis Rivera Novo	General Manager for Latin America
27. Juan Rosell Lastortras	Chairman of the Advisory Board of Fecsa—Endesa Cataluña
28. Jorge Rosemblut Ratinoff	Chairman of Chilectra
29. José María Rovira Vilanova (3)	General Manager of Fecsa—Endesa Cataluña
30. Carlos Torres Vila	Corporate Strategy Manager
31. Javier Uriarte Monereo	General Manager—Marketing
32. Mario Valcarce Durán	General Manager of Enersis
33. Evaristo Villa Ruiz (3)(4)	General Manager of Endesa Servicios
34. Jaime Ybarra Llosent	Chairman of the Advisory Board of Sevillana Endesa Andalucia and Extremadura
35. Pablo Yrarrazabal Valdés	Chairman of Enersis
Total compensation of senior management (in thousands of euros):	17,271

(3)	They are subject to the same system as that described in note (2) section a) “Other Benefits”, with the terms and conditions specific to them.
(4)	Alfredo Llorente Legaz and Evaristo Villa Ruiz took early retirement on October 1, 2004.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Compensation and other benefits in 2003

Directors’ compensation in 2003

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

Under Article 40 of the bylaws, the directors’ compensation is made up of a fixed monthly fee and a share in profits. The overall annual compensation for the Board as a whole including both these items represents 1 per mil of the consolidated Group’s income approved by the Stockholders’ Meeting, although the Board of Directors can reduce this percentage in years in which it sees fit.

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

The detail of the amounts received in 2003 is as follows:

Euros 2003
Fixed monthly fee	538,422
Share in profits	192,476
Fees for attending meetings of the Board of Directors, the Executive Committee, the Audit and Compliance Committee and the Appointments and Compensation Committee	602,613

Total	1,333,511

*	The amount relating to the share in profits will not be received until the consolidated Group’s financial statements have been approved by the Stockholders’ Meeting.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The detail of the amounts received in 2003 is as follows:

Concept	Euro
Fixed compensation	1,357,790
Variable compensation	480,835

Total	1,838,625

A non-periodic extraordinary variable compensation payment earned in 2000, 2001 and 2002, totaling €659,267 was collected in 2003, pursuant to the resolution adopted by the Board of Directors on May 9, 2000, and the related provisions were recorded in the financial statements for the respective years.

3.	Pension and life and accident insurance premium payment obligations

The pension and life and accident insurance premium payment obligations to the directors in their capacity as such amounted to €79,936 in 2003.

The pension and life and accident insurance premium payment obligations to the directors in their capacity as executives amounted to €875,316 in 2003.

The members of the Board of Directors are covered by the same third-party liability insurance policy as that covering all the directors and executives of ENDESA and its investees.

Advances

The members of the Board of Directors do not receive advances in their capacity as directors.

Compensation of senior executives in 2003

1.	Salaries

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

The variable compensation relating to the whole of 2003 have been received in 2004, on the basis of the fulfillment of the targets set in 2003. The detail of the amounts received in 2003 is as follows:

Concept	Euro
Fixed compensation	9,479,989
Variable compensation*	2,057,609
Other amounts received and compensation in kind	290,215

Total	11,827,813

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

Pension and life and accident insurance premium payment obligations

The pension and life and accident insurance premium payment obligations to senior executives amounted to €5,207,209 in 2003.

The senior executives are covered by the same third-party liability insurance policy as that covering all the directors and executives of ENDESA and its investees.

2.	Advances and loans granted in 2003

The outstanding principal as of December 31, 2003, of the advances and loans granted to the senior executives, including those who are also directors, in their capacity as senior executives, amounted to €6,391,875 of which €4,224,658 in 2003 bear interest tied to EURIBOR + 0.5% and €2,167,217 relate to interest-free advances. These advances and loans are repayable at over one year.

In order to comply with the rules in force in the markets on which its shares are listed, the Company has not granted any advances or loans to its senior executives since the approval, in the U.S., of the Sarbanes – Oxley Law in July 2002, and it has not modified the terms and conditions of these already existing at that date.

Guarantee clauses for senior management members, including the executive directors of the company or its group, in the event of dismissal or changes in control in 2004

Number of beneficiaries: 29

Body authorizing clauses: Board of Directors

These clauses are the same in all the contracts of the Executive Directors and Senior Executives of the company and of its Group and, as can be observed from the reports requested by the company, they are in line with standard practice in the market. They were approved by the Board of Directors following the report of the Appointments and Compensation Committee and provide for severance in the event of termination of the employment relationship and a post-contractual non-competition clause. The regime for these clauses is as follows:

Termination of the employment relationship:

1.	By mutual agreement: severance equal to three times the annual compensation.

2.	At the unilateral decision of the executive: no entitlement to severance, unless the decision to terminate the employment relationship is based on the serious and culpable breach by the company of its obligations or of the rendering of the position devoid of content, in which case the severance described in the preceding point applies.

3.	As a result of termination by the company: severance equal to that described in the first point.

4.	At the decision of the company based on the serious willful misconduct or negligence of the executive in discharging his duties: no entitlement to severance.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

These conditions are alternatives to those derived from the preexisting employment relationship for the CEO and senior executives.

Post-contractual non-competition clause:

1.	Two years. As consideration, the executive is entitled to an amount equal to one annual fixed compensation payment.

b) Other information on the board of directors in 2004

Pursuant to Article 127 ter. of the Spanish Corporations Law, introduced by Law 26/2003, which amends Securities Market Law 24/1988, and the revised Spanish Corporations Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Endesa, S.A. in which the members of the Board of Directors own equity interests, and of the functions or positions, if any, that they discharge or hold thereat:

Name of the Director	Employer Identification Number of the Company in Question	Name of the Company in Question	Percentage Of Ownership	Position
Rafael Miranda Robredo	A 78003662	Red Eléctrica España, S.A.	0.00024	None
	A 62530175	Gas Natural, S.A.	0.00017	None
Francisco Núñez Boluda	A 48010615	Iberdrola, S.A.	0.00013	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Juan Ramón Quintás Seoane	A 48010615	Iberdrola, S.A.	0.00018	None
Francisco Javier Ramos Gascón	A 48010615	Iberdrola, S.A.	0.00104	None
	A 28005239	Unión Fenosa, S.A.	0.00277	None
	A 78003662	Red Eléctrica España, S.A.	0.00028	None
	00811720580	ENEL, SpA	0.00004	None
José Serna Masiá	A 48010615	Iberdrola, SA	0.00091	None
	A 28005239	Unión Fenosa, SA	0.00098	None

Also, pursuant to the aforementioned Law, there is no record that any members of the Board of Directors carry on, or carried on in 2004, activities, as independent professionals or as employees, that are identical, similar or complementary to the activity that constitutes the corporate purpose of Endesa, S.A.:

In 2004 there were no cases of conflict of interest involving the directors, without prejudice to the abstentions recorded, even though no conflict existed and with a view to taking the utmost precaution, in the minutes of the meetings of the governing bodies of the Company.

21. Commitments and contingencies

Under current legislation in Spain and pursuant to Spanish Electricity System Law 54/1997, the Group is insured against third-party liability claims for nuclear accidents arising from the operation of nuclear plants up to €156 million. Any damages in excess of this amount would be governed by the international conventions entered into by the Spanish State. The nuclear power plants are also insured against damage to their installations and machinery breakdowns, with maximum coverage of €700 million for each power plant.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

As of December 31, 2004 and 2003, the ENDESA Group had provided guarantees to third parties derived from its business activities totaling €10,692 million and €11,188 million, of which €10,213 million and €10,481 million relate to guarantees provided for Group companies to secure debts included on the liability side of the consolidated balance sheet, relating mainly to the marketable security issues of Internacional Endesa, B.V.

As of December 31, 2004 and 2003, the Group had arranged electricity options and futures transactions for 48,922 GWh and 35,213 GWh, and there was an open position on 97 GWh and 329 GWh, respectively. The effect of the valuation of the open positions as of December 31, 2004 and 2003, is not material.

The Group assigned a put option on 5.33% of ENDESA Italia to ASM BRESCIA for €145 million plus the related interest (see Note 24).

Litigation and arbitration

As of the date of preparing these consolidated financial statements, the main lawsuits or arbitration proceedings involving the companies of the Group were as follows:

1.	In 2002 EDF International filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce against ENDESA Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. seeking an order against ENDESA Internacional, S.A. to pay EDF International US$ 256 million plus interest, and against Repsol YPF Group to pay US$ 69 million plus interest. ENDESA Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. filed an answer and a counterclaim seeking an order against EDF International to pay ENDESA Internacional US$ 58 million and YPF S.A. US$ 14 million. This dispute arose from the sale to the French EDF Group of the holdings of YPF, S.A. and ENDESA Internacional in the Argentinean companies Easa and Edenor.

2.	There are four complaints against Endesa Distribución Eléctrica seeking damages for four separate fires in various areas on the Spanish mainland, and the quantum claimed ranges from €4 million to €32 million.

3.	The Spanish State Auditing Agency issued an adverse report on certain subsidies received by ENCASUR, which, should it be confirmed by the competent instances, would result in a proceeding being instituted for repayment of the subsidies amounting to approximately €37 million.

4.	Through December 31, 1996, ENDESA and its subsidiaries were taxed for corporate income tax purposes as part of the consolidated tax group of Sociedad Estatal de Participaciones Industriales (SEPI).

The Corporate Income Tax Law provides that companies leaving the Group are entitled to take tax credits not used by the Group if the companies contributed to the generation of the tax credits. Accordingly, the financial and tax inspection authorities issued reports to ENDESA and UNELCO recognizing the right of these companies to take the tax credits for investments that they had generated from 1992 through 1996 from 1997 onwards.

However, subsequently, as a result of the inspection conducted at SEPI, in the assessment issued against the SEPI Group relating to 1996, the financial and tax inspection authorities took all or some of the tax credits generated from 1992 through 1996 by the companies of the ENDESA Group. On June 14, 2001, the Secretary of State for Finance handed down two separate decisions declaring the reports issued to ENDESA and UNELCO and recognizing their right to take the tax credits generated in the aforementioned years to be injurious.

Proceedings for judicial review as a result of the aforementioned decisions were instituted at the National Appellate Court, which dismissed the tax authorities’ case. Accordingly, the tax authorities have appealed to the Supreme Court.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The financial and tax inspection authorities also issued assessments against ENDESA disallowing its right to take the tax credits generated from 1992 through 1996.

The tax credits that could be affected by the outcome of the proceedings described above amount to €232 million.

1.	The reform of the Local Finances Law, effective from January 1, 2003, modified the air, surface and subsurface charge for occupying the local public domain and included electricity retailers as parties liable to pay this charge, despite their not owning the electricity distribution systems occupying the local public domain. However, certain Municipal Councils are issuing assessments against ENDESA Energía, S.A. for the payment of the charge relating to 2002 and prior years. Since there are conflicting decisions by the various High Courts on the appropriateness of these assessments, the final decision will lie with the Supreme Court. The total amount disputed in the lawsuits filed is €9 million, although the maximum exposure arising from this issue is quantified at €42 million.

2.	The Peruvian tax authorities (SUNAT) have been questioning the tax effects of the revaluation by Edegel when the spin-off took place in 1996. With respect to the matters in dispute, Edegel has obtained decisions upholding its case at two instances (Arbitral Tribunal and Tax Tribunal), and the SUNAT are currently reviewing the correctness of the values then ascribed in the course of the revaluation. As of the date of preparing these financial statements, the result was not quantifiable, since the previous assessments had been rendered void and no new assessments issued yet. Endesa has a 13.78% economic interest in EDEGEL.

3.	The Brazilian customs authorities (DECEX) have challenged the applicability of a special customs arrangement for imported products, granted previously in 1998 to the Brazilian subsidiary Cien. On December 15, 2004, the Brazilian tax authorities ruled that CIEN had to pay BRL 187 million (approximately €52 million) in respect of taxes, interest and a penalty on products imported through the State of Río de Janeiro. This ruling has been appealed to the Administrative Tribunal.

4.	ENDESA’s Brazilian subsidiary Companhia de Electricidade do Rio de Janeiro, S.A. (Ampla) won a claim filed against the Brazilian Government and arguing that Ampla did not have to pay contributions for the financing of the social security system (COFINS). This tax is levied on revenues from sales of electricity. The Court upheld the previous judgment and declared it final. In 1997 the Brazilian Government filed an “Ação Rescisória,” a special proceeding for reviewing final judgments. The disputed amount is approximately US$ 100 million.

5.	Public Emergency and Regime Reform Law 25561, enacted by the Argentinean authorities on January 6, 2002, rendered void certain conditions of the concession agreement of the Group subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to adapt them to the new situation.

The failure to renegotiate the agreement prompted the Chilean corporate stockholders of Edesur, subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes (ICSID). The arbitration to defend the lawful rights of the stockholders of Edesur was in progress as of the date of preparing these financial statements.

The Group’s directors consider that the provisions recorded in these consolidated financial statements cover adequately the risks relating to lawsuits, arbitration proceedings and other transactions described in this Note and, accordingly, they do not expect any liabilities additional to those disclosed.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

22. Unbundling of activities

The financial statements unbundled by business activity are presented below in accordance with Law 54/1997.

In relation to the electricity activities carried on abroad, a distinction is drawn between the activities carried on in Europe, substantially all of which relate to generation, and those carried on in Latin America, which in turn are unbundled by activity.

Consolidated balance sheets, by activity, as of December 31, 2004

	Millions of Euros
	Generation (*)%		Distribution	%	Retailing	%	Other Non- Electricity Activities(*)%		Activities Performed Abroad				Corporate Activities	%	Adjustments between Activities	Consolidated Total
									Europe(*)%		Latin America	%
Assets:
1. Due from stockholders for uncalled capital	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	—
2. Fixed and other noncurrent assets	9,912	13	8,948	12	59	—	1,712	2	3,813	5	10,075	14	40,081	54	(39,471)	35,129
2.1. Intangible assets	38	10	150	39	27	7	17	5	12	3	108	28	30	8	1	383
2.2. Utility plant	8,725	31	7,496	26	6	—	71	—	3,526	12	9,002	31	11	—	325	29,162
2.2.1. Electricity plant	20,121	41	11,882	24	15	—	107	—	5,662	11	11,981	24	—	—	312	50,080
2.2.2. Electricity plant in progress	862	39	686	31	—	—	—	—	358	16	304	14	—	—	—	2,210
2.2.3. Other tangible fixed assets	1,090	26	517	13	2	—	122	3	1,260	31	1,105	27	19	—	(3)	4,112
2.2.4. Advances and other construction	16	10	12	8	1	1	4	3	—	—	118	78	—	—	—	151
work in progress	(12,308)	49	(5,286)	21	(12)	—	(52)	—	(3,122)	13	(4,147)	17	—	—	4	(24,923)
2.2.5. Depreciation of electricity plant	(939)	41	(237)	10	—	—	(110)	5	(632)	28	(358)	16	(8)	—	3	(2,281)
2.2.6. Other depreciation	(117)	60	(78)	40	—	—	—	—	—	—	(1)	—	—	—	9	(187)
2.2.7. Allowances	1,149	2	1,302	3	26	—	1,624	4	275	1	965	2	40,040	88	(39,797)	5,584
2.3. Long-term investments	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	—
2.4. Treasury stock	—	—	2	—	—	—	556	12	1,535	35	2,322	53	—	—	(2)	4,413
3. Consolidation goodwill	27	3	115	11	—	—	—	—	37	4	139	13	709	69	(360)	667
4. Deferred charges	1,646	17	1,383	15	628	7	66	1	833	9	2,334	25	2,480	26	(1,548)	7,822
5. Current assets	497	62	16	2	14	2	1	—	189	23	86	11	—	—	3	806
5.1. Inventories	1,036	22	1,326	28	610	13	35	1	542	11	1,035	21	200	4	(319)	4,465
5.2. Trade receivables	113	3	41	1	4	—	30	1	102	3	1,213	32	2,280	60	(1,232)	2,551
5.3. Other current assets

Total assets	11,585	13	10,448	12	687	1	2,334	3	6,218	7	14,870	16	43,270	48	(41,381)	48,031

Stockholders’ equity and liabilities
1. Stockholders’ equity	4,764	16	1,967	6	16	—	212	1	1,683	5	2,622	9	19,289	63	(21,076)	9,477
2. Minority interests	16	1	10	—	—	—	—	—	630	15	3,464	84	—	—	1,591	5,711
3. Negative consolidation goodwill	—	—	—	—	—	—	—	—	—	—	12	100	—	—	—	12
4. Deferred revenues	94	4	1,411	66	1	—	10	1	520	24	97	4	15	1	1	2,149
4.1. Capital subsidies	94	8	1,121	92	—	—	—	—	2	—	—	—	—	—	—	1,217
4.2. Other	—	—	290	31	1	—	10	1	518	56	97	10	15	2	1	932
5. Provisions for contingencies and expenses	1,315	30	1,628	37	54	1	133	3	258	6	625	14	396	9	(40)	4,369
6. Long-term debt	3,908	10	3,539	9	153	—	1,794	5	2,182	6	6,411	17	19,895	53	(20,324)	17,558
7. Current liabilities	1,488	14	1,893	18	463	5	185	2	945	9	1,639	16	3,675	36	(1,533)	8,755

Total stockholders’ equity and liabilities	11,585	13	10,448	12	687	1	2,334	3	6,218	7	14,870	16	43,270	48	(41,381)	48,031

(*)	The effect of consolidating the ECYR Group and the Portuguese companies TEJO, S.A., PEGOP, S.A. and CARBOPEGO, S.A., which as of December 31, 2003, had been included under “Other Non-Electricity Activities” and “Europe”, respectively, was included in “Generation”.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Consolidated statements of income, by activity, as of December 31, 2004

	Millions of Euros
	Generation (*)%		Distribution	%	Retailing	%	Other Non- Electricity Activities (*)%		Activities Performed Abroad				Corporate Activities	%	Adjustments between Activities	Consolidated Total
									Europe (*)%		Latin America	%
Net sales and services	4,222	22	5,454	29	2,181	12	241	1	2,559	14	4,017	21	158	1	(1,190)	17,642
- Sales allocated among activities	442	100	—	—	—	—	—	—	—	—	—	—	—	—	(442)	—
Other operating revenues	45	9	175	35	70	14	17	4	46	9	123	25	20	4	(73)	423
= Production value	4,709	24	5,629	29	2,251	11	258	1	2,605	13	4,140	21	178	1	(1,705)	18,065

Materials used	(2,211)	23	(2,927)	30	(1,338)	14	(16)	—	(1,679)	18	(1,429)	15	(3)	—	439	(9,164)
- Procurements allocated among activities	—	—	(442)	100	—	—	—	—	—	—	—	—	—	—	442	—
External and operating expenses	(542)	15	(930)	26	(755)	22	(162)	5	(252)	7	(810)	23	(61)	2	836	(2,676)
= Value added by the Company	1,956	31	1,330	21	158	3	80	1	674	11	1,901	31	114	2	12	6,225
- Personnel expenses	(340)	26	(380)	30	(43)	3	(51)	4	(115)	9	(277)	22	(82)	6	—	(1,288)
= Gross operating income	1,616	33	950	19	115	2	29	1	559	11	1,624	33	32	1	12	4,937

- Depreciation and amortization expense	(626)	38	(378)	23	(11)	1	(23)	1	(163)	10	(419)	26	(23)	1	—	(1,643)
- Bad debts and variation in operating allowances	(8)	15	(16)	31	(4)	8	2	(4)	(2)	4	(24)	46	—	—	—	(52)
= Net operating income	982	31	556	17	100	3	8	—	394	12	1,181	37	9	—	12	3,242

+ Financial revenues	29	2	9	1	5	—	74	6	6	1	373	30	750	60	(754)	492
- Financial expenses	(205)	9	(190)	9	(6)	—	(80)	4	(79)	4	(698)	32	(899)	42	742	(1,415)
- Depreciation and amortization expense and investment valuation provisions	(3)	75	—	—	—	—	2	(50)	—	—	(1)	25	(2)	50	—	(4)
+- Equity in the income/losses of companies accounted for by the equity method	28	33	1	1	—	—	25	30	10	12	16	19	4	5	—	84
- Amortization of consolidation goodwill	—	—	—	—	—	—	(36)	11	(90)	29	(186)	60	—	—	—	(312)
= Ordinary income	831	40	376	18	99	5	(7)	—	241	11	685	33	(138)	(7)	—	2,087

+ Gains on fixed assets and nonoperating revenues	85	10	139	17	18	2	153	18	48	6	358	43	30	4	(13)	818
- Losses on fixed assets and nonoperating expenses	(217)	32	(121)	18	(25)	3	(27)	4	(7)	1	(250)	36	(39)	6	13	(673)
- Variation in intangible asset, utility plant and investment valuation allowances	5	500	(4)	(400)	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	1
= Income (Loss) before taxes	704	31	390	18	92	4	119	5	282	13	793	36	(147)	(7)	—	2,233

- Corporate income tax	(146)	37	(90)	23	(32)	8	(17)	4	(104)	26	(173)	43	162	(41)	—	(400)
= Income after taxes	558	30	300	16	60	3	102	6	178	10	620	34	15	1	—	1,833

- Income attributed to minority interests	(1)	—	(3)	1	—	—	(2)	1	(33)	7	(350)	77	(65)	14	—	(454)

Net income (loss) at 12-31-04	557	40	297	22	60	4	100	7	145	11	270	20	(50)	(4)	—	1,379

(*)	The effect of consolidating the ECYR Group and the Portuguese companies TEJO, S.A., PEGOP, S.A. and CARBOPEGO, S.A., which as of December 31, 2003, had been included under “Other Non-Electricity Activities” and “Europe”, respectively, was included in “Generation”.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Unbundled balance sheets relating to activities in Latin America in 2004.

	Millions of Euros
	Generation	%	Distribution	%	Corporate Activities	%	Other Non- Electricity Activities	%	Unallocated Adjustments	%	Latin America
Assets:
1. Due from stockholders for uncalled capital	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0%
2. Fixed and other noncurrent assets	6,400	63.5	1,800	17.9	5,704	56.6	93	0.9	(3,922)	(38.9)	10,075	100.0%
2.1. Intangible assets	72	66.7	35	32.4	1	0.9	—	0.0	—	0.0	108	100.0%
2.2. Utility plant	5,878	65.3	3,029	33.6	18	0.2	85	0.9	(8)	(0.1)	9,002	100.0%
2.2.1. Electricity plant	7,915	66.1	4,070	34.0	4	0.0	—	0.0	(8)	(0.1)	11,981	100.0%
2.2.2. Electricity plant in progress	120	39.5	184	60.5	—	0.0	—	0.0	—	0.0	304	100.0%
2.2.3. Other tangible fixed assets	643	58.2	324	29.3	32	2.9	106	9.6	—	0.0	1,105	100.0%
2.2.4. Advances and other construction work in progress	1	0.8	109	92.4	—	0.0	8	6.8	—	0.0	118	100.0%
2.2.5. Depreciation of electricity plant	(2,662)	64.2	(1,468)	35.4	(17)	0.4	—	0.0	—	0.0	(4,147)	100.0%
2.2.6. Other depreciation	(138)	38.5	(190)	53.1	(1)	0.3	(29)	8.1	—	0.0	(358)	100.0%
2.2.7. Allowances	(1)	100.0	—	0.0	—	0.0	—	0.0	—	0.0	(1)	100.0%
2.3. Long-term investments	450	46.6	(1,264)	(131)	5,685	589.1	8	0.8	(3,914)	(405.6)	965	100.0%
2.4. Treasury stock	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0%
3. Goodwill	107	4.6	345	14.9	1,196	51.5	—	0.0	674	29.0	2,322	100.0%
4. Deferred charges	55	39.6	72	51.8	19	13.7	2	1.4	(9)	(6.5)	139	100.0%
5. Current assets	1,002	42.9	1,312	56.2	363	15.6	131	5.6	(474)	(20.3)	2,334	100.0%
5.1. Inventories	30	34.9	19	22.1	—	0.0	37	43.0	—	0.0	86	100.0%
5.2. Trade receivables	404	39.0	676	65.3	18	1.7	53	5.1	(116)	(11.2)	1,035	100.0%
5.3. Other current assets	568	46.8	617	50.9	345	28.4	41	3.4	(358)	(29.5)	1,213	100.0%

Total assets	7,564	50.9	3,529	23.7	7,282	49.0	226	1.5	(3,731)	(25.1)	14,870	100.0%

Stockholders’ equity and liabilities:
1. Stockholders’ equity	840	32.0	(1,051)	(40.1)	4,919	187.6	133	5.1	(2,219)	(84.6)	2,622	100.0%
2. Minority interests	1,944	56.1	1,323	38.2	—	0.0	40	1.2	157	4.5	3,464	100.0%
3. Negative consolidation goodwill	265	2,208	9	75.0	1	8.3	—	0.0	(263)	2,191.7	12	100.0%
4. Deferred revenues	5	5.2	100	103.1	51	52.6	—	0.0	(59)	(60.8)	97	100.0%
4.1. Capital subsidies	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0%
4.2. Other	5	5.2	100	103.1	51	52.6	—	0.0	(59)	(60.8)	97	100.0%
5. Provisions for contingencies and expenses	139	22.2	365	58.4	151	24.2	3	0.5	(33)	(5.3)	625	100.0%
6. Long-term debt	3,518	54.9	1,898	29.6	1,937	30.2	6	0.1	(948)	(14.8)	6,411	100.0%
7. Current liabilities	853	52.0	885	54.0	223	13.6	44	2.7	(366)	(22.3)	1,639	100.0%

Total stockholders’ equity and liabilities	7,564	50.9	3,529	23.7	7,282	49.0	226	1.5	(3,731)	(25.1)	14,870	100.0%

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Unbundled cost accounting statements of income relating to activities in Latin America in 2004

	Millions of Euros
	Generation	%	Distribution	%	Corporate Activities	%	Other Non- Electricity Activities	%	Unallocated Adjustments	%	Latin America
Net sales and services	1,876	46.7	2,663	66.3	(3)	(0.1)	152	3.8	(671)	(16.7)	4,017	100.0%
- Sales allocated among activities	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0%
Other operating revenues	21	17.1	81	65.9	1	0.8	58	47.2	(38)	(30.9)	123	100.0%
= Production value	1,897	45.8	2,744	66.3	(2)	0.0	210	5.1	(709)	(17.1)	4,140	100.0%

Materials used	(488)	34.1	(1,459)	102.1	—	0.0	(63)	4.4	581	(40.7)	(1,429)	100.0%
- Procurements allocated among activities	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0%
External and operating expenses	(383)	47.3	(409)	50.5	(66)	8.1	(81)	10.0	129	(15.9)	(810)	100.0%
= Value added by the Company	1,026	54.0	876	46.1	(68)	(3.6)	66	3.5	1	0.1	1,901	100.0%
- Personnel expenses	(61)	22.0	(156)	56.4	(20)	7.2	(40)	14.4	—	0.0	(277)	100.0%
= Gross operating income (loss)	965	59.4	720	44.3	(88)	(5.4)	26	1.6	1	0.1	1,624	100.0%

- Depreciation and amortization expense	(223)	53.2	(193)	46.1	(1)	0.2	(2)	0.5	—	0.0	(419)	100.0%
- Bad debts and variation in operating allowances	—	0.0	(24)	100.0	—	0.0	—	0.0	—	0.0	(24)	100.0%
= Net operating income (loss)	742	62.8	503	42.6	(89)	(7.5)	24	2.0	1	0.1	1,181	100.0%

+ Financial revenues	154	41.3	189	50.6	171	45.8	1	0.3	(142)	(38.1)	373	100.0%
- Financial expenses	(369)	52.9	(311)	44.6	(158)	22.6	(1)	0.1	141	(20.2)	(698)	100.0%
- Depreciation and amortization expense and investment valuation provisions	(1)	100.0	—	0.0	—	0.0	—	0.0	—	0.0	(1)	100.0%
+- Equity in the income/losses of companies accounted for by the equity method	27	168.8	(7)	(43.8)	(1)	(6.3)	(3)	(18.8)	—	0.0	16	100.0%
- Amortization of consolidation goodwill	(8)	4.3	(23)	12.4	(155)	83.3	—	0.0	—	0.0	(186)	100.0%
= Ordinary income (loss)	545	79.6	351	51.2	(232)	(33.9)	21	3.1	—	0.0	685	100.0%

+ Gains on fixed assets and nonoperating revenues	69	19.3	81	22.6	202	56.4	6	1.7	—	0.0	358	100.0%
- Losses on fixed assets and nonoperating expenses	(93)	37.2	(132)	52.8	(22)	8.8	(3)	1.2	—	0.0	(250)	100.0%
- Variation in intangible asset, utility plant and investment valuation allowances	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0	—	0.0%
= Income (Loss) before taxes	521	65.7	300	37.8	(52)	(6.6)	24	3.0	—	0.0	793	100.0%

- Corporate income tax	(92)	53.2	(79)	45.7	2	(1.2)	(4)	2.3	—	0.0	(173)	100.0%
= Income (Loss) after taxes	429	69.2	221	35.6	(50)	(8.1)	20	3.2	—	0.0	620	100.0%

- Income attributed to minority interests	(254)	72.6	(70)	20.0	(25)	7.1	(1)	0.3	—	0.0	(350)	100.0%
= Income (Loss) for the year attributed to the Parent Company	175	64.8	151	55.9	(75)	(27.8)	19	7.1	—	0.0	270	100.0%

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Balance sheet by activity and cost accounting statement of income by activity for 2003

	Millions of Euros
	Generation	%	Distribution	%	Retailing	%	Other Non- electricity Activities	%	Activities Carried on Abroad				Corporate Activities	%	Unallocated Adjustments	Total
									Europe	%	Latin America	%
Assets:
1. Due from stockholders for uncalled capital	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	N/A	—	0
2. Fixed and other noncurrent assets	9,313	13	8,222	12	130	—	2,354	3	3,109	4	9,903	14	39,181	54	(38,534)	33,678
2.1. Intangible assets and start-up expenses	29	5	157	28	25	4	166	29	40	7	125	22	26	5	(28)	540
2.2. Utility plant	8,217	31	6,746	25	7	—	465	2	2,605	10	8,575	32	12	—	335	26,962
2.2.1. Electricity plant	19,522	43	11,105	24	16	—	543	1	3,967	9	10,633	23	—	—	320	46,106
2.2.2. Electricity plant in progress	467	20	467	20	—	—	52	2	400	17	978	41	—	—	—	2,364
2.2.3. Other tangible fixed assets	1,087	31	478	14	2	—	132	4	907	25	918	26	19	—	(3)	3,540
2.2.4. Advances and other construction work in progress	14	14	22	22	—	—	2	2	—	—	63	62	—	—	—	101
2.2.5. Depreciation of electricity plant	(11,811)	51	(5,082)	22	(11)	—	(152)	1	(2,219)	10	(3,734)	16	—	—	6	(23,003)
2.2.6. Other depreciation	(937)	47	(222)	11	—	—	(109)	6	(447)	22	(283)	14	(7)	—	3	(2,002)
2.2.7. Allowances	(125)	82	(22)	14	—	—	(3)	2	(3)	2	—	—	—	—	9	(144)
2.3. Long-term investments	1,067	2	1,319	3	98	—	1,723	4	464	1	1,203	3	39,126	87	(38,841)	6,159
2.4. Treasury stock	—	—	—	0	—	—	—	—	—	—	—	—	17	100	—	17
3. Consolidation goodwill	—	—	9	0	—	—	417	9	1,619	35	2,548	56	—	—	(9)	4,584
4. Deferred charges	21	2	136	13	—	—	1	—	3	—	149	14	752	71	(385)	677
5. Current assets	1,235	13	1,268	13	494	5	164	2	486	5	2,393	24	3,700	38	(2,632)	7,108
5.1. Inventories	464	72	16	3	4	—	1	—	82	13	76	12	—	—	1	644
5.2. Trade receivables	710	17	1,229	29	479	11	104	2	351	8	1,076	25	360	8	(213)	4,096
5.3. Other current assets	61	1	23	1	11	—	59	1	53	1	1,241	26	3,340	70	(2,420)	2,368

Total assets	10,569	12	9,635	11	624	1	2,936	3	5,217	6	14,993	17	43,633	50	(41,560)	46,047

Stockholders’ equity and liabilities:
1. Stockholders’ equity	4,298	15	1,783	6	90	—	320	1	1,496	5	2,308	8	19,165	65	(20,659)	8,801
2. Minority interests	—	—	10	—	—	—	50	2	355	11	2,935	87	—	—	1,595	4,945
3. Negative consolidation goodwill	27	24	68	59	—	—	3	2	—	—	17	15	—	—	(102)	13
4. Deferred revenues	95	6	1,211	77	1	—	109	7	2	—	141	9	22	1	(69)	1,512
4.1. Capital subsidies	94	9	949	90	—	—	5	1	2	—	—	—	—	—	(21)	1,029
4.2. Other	1	—	262	49	1	—	104	20	—	—	141	27	22	4	(48)	483
5. Provisions for contingencies and expenses	1,291	28	1,757	39	30	1	190	4	130	3	773	17	379	8	(48)	4,502
6. Long-term debt	3,660	10	2,665	7	169	1	1,952	5	2,192	6	6,579	17	20,121	54	(19,756)	17,582
7. Current liabilities	1,198	11	2,141	19	334	3	312	3	1,042	9	2,240	20	3,946	35	(2,521)	8,692

Total stockholders’ equity and liabilities	10,569	12	9,635	11	624	1	2,936	3	5,217	6	14,993	17	43,633	50	(41,560)	46,047

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Consolidated Statements of Income, by activity, as of December 31, 2003

	Millions of Euros
	Generation	%	Distribution	%	Retailing	%	Other Non- electricity Activities	%	Activities Carried on Abroad				Corporate Activities	%	Allocations Between Activities	Total Consolidated
									Europe	%	Latin America	%
Revenues and expenses:
Net sales and services	3,535	21	5,648	33	1,594	10	403	2	1,973	12	3,545	21	238	1	(697)	16,239
- Sales allocated among activities	613	134	(155)	(34)	—	—	—	—	—	—	—	—	—	—	(458)	—
Other operating revenues	76	15	160	32	61	12	41	8	64	13	78	16	18	4	(93)	405
= Production value	4,224	24	5,653	32	1,655	9	444	3	2,037	11	3,623	20	256	1	(1,248)	16,644

Materials used	(1,753)	20	(3,054)	36	(982)	11	(54)	1	(1,461)	17	(1,184)	14	(101)	1	95	(8,494)
- Procurements allocated among activities	—	—	(458)	100	—	—	—	—	—	—	—	—		—	458	—
External and operating expenses	(412)	15	(804)	28	(549)	19	(233)	8	(114)	4	(675)	24	(65)	2	695	(2,157)
= Value added of the company	2,059	34	1,337	22	124	2	157	3	462	8	1,764	29	90	2	—	5,993
- Personnel expenses	(328)	28	(351)	29	(37)	3	(56)	5	(78)	7	(260)	22	(76)	6	—	(1,186)
= Gross operating income	1,731	36	986	21	87	2	101	2	384	8	1,504	31	14	—	—	4,807

- Depreciation and amortization expense	(629)	39	(374)	23	(10)	1	(53)	3	(116)	7	(413)	26	(11)	1	—	(1,606)
- Bad debts and variation in operating allowances	(9)	16	(26)	45	0	—	(2)	4	—	—	(20)	35	—	—	—	(57)
= Net operating income (loss)	1,093	35	586	19	77	2	46	2	268	8	1,071	34	3	—	—	3,144

+ Financial revenues	13	1	6	—	4	—	76	5	6	1	680	44	763	49	(633)	915
- Financial expenses	(157)	7	(176)	8	(11)	1	(88)	4	(51)	2	(880)	38	(915)	40	633	(1,645)
- Depreciation and amortization expense and investment valuation provisions	—	—	1	(20)	—	—	(6)	120	—	—	—	—	—	—	—	(5)
+- Equity in the income/losses of companies accounted for by the equity method	—	—	1	3	—	—	(17)	(57)	22	74	18	60	6	20	—	30
- Amortization of consolidation goodwill	—	—	—	—	—	—	(27)	9	(91)	32	(171)	59	—	—	—	(289)
= Ordinary income (loss)	949	44	418	20	70	3	(16)	(1)	154	7	718	34	(143)	(7)	—	2,150

+ Gains on fixed assets and nonoperating revenues	74	6	661	51	26	2	38	3	1	—	266	21	219	17	—	1,285
- Losses on fixed assets and nonoperating expenses	(283)	28	(220)	22	(3)	—	(40)	4	(5)	1	(366)	37	(83)	8	—	(1,000)
- Variation in intangible asset, utility plant and investment valuation allowances	(15)	187	—	—	—	—	(3)	38	—	—	—	—	10	(125)	—	(8)
= Income (Loss) before taxes	725	30	859	35	93	4	(21)	(1)	150	6	618	26	3	—	—	2,427

- Corporate income tax	(243)	44	(155)	28	(32)	6	(1)	—	(46)	9	(79)	14	6	(1)	—	(550)
= Income (Loss) after taxes	482	26	704	38	61	3	(22)	(1)	104	5	539	29	9	—	—	1,877

- Income (Loss) attributed to minority interests	—	—	(3)	1	—	—	(3)	1	(52)	9	(455)	80	(52)	9	—	(565)
= Income (loss) for the year ended 12-31-02	482	37	701	53	61	5	(25)	(2)	52	4	84	6	(43)	(3)	—	1,312

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Unbundled balance sheet relating to activities in Latin America in 2003

	Millions of Euros
	Generation	%	Distribution	%	Corporate Activities	%	Other Non- electricity Activities	%	Unallocated Adjustments	Latin America
Assets:
1. Due from stockholders for uncalled capital	—	0.0	—	0.0	—	0.0	—	0.0	—	—
2. Fixed and other noncurrent assets	5,948	60.1	2,275	23.0	7,343	74.1	87	0.9	(5,750)	9,903
2.1. Intangible assets	75	60.0	48	38.4	1	0.8	1	0.8	—	125
2.2. Utility plant	5,332	62.2	3,152	36.8	20	0.2	74	0.9	(3)	8,575
2.2.1. Electricity plant	6,548	61.6	4,083	38.4	5	0.0	—	0.0	(3)	10,633
2.2.2. Electricity plant in progress	795	81.3	183	18.7	—	0.0	—	0.0	—	978
2.2.3. Other tangible fixed assets	490	53.4	299	32.6	32	3.5	97	10.6	—	918
2.2.4. Advances and other construction work in progress	1	1.6	58	92.1	—	0.0	4	6.3	—	63
2.2.5. Depreciation of electricity plant	(2,382)	63.8	(1,336)	35.8	(16)	0.4	—	0.0	—	(3,734)
2.2.6. Other depreciation	(120)	42.4	(135)	47.7	(1)	0.4	(27)	9.5	—	(283)
2.2.7. Allowances	—	0.0	—	0.0	—	0.0	—	0.0	—	—
2.3. Long-term investments	541	45.0	(925)	(76.9)	7,322	608.6	12	1.0	(5,747)	1,203
2.4. Treasury stock	—	0.0	—	0.0	—	0.0	—	0.0	—	—
3. Goodwill	111	4.4	317	12.4	1,259	49.4	—	0.0	861	2,548
4. Deferred charges	55	36.8	65	43.5	37	24.8	—	0.0	(8)	149
5. Current assets	578	24.2	1,378	57.6	2,796	116.8	149	6.2	(2,508)	2,393
5.1. Inventories	19	25.0	22	28.9	—	0.0	35	46.1	—	76
5.2. Trade receivables	277	25.7	828	77.0	156	14.5	58	5.4	(243)	1,076
5.3. Other current assets	282	22.7	528	42.5	2,640	212.7	56	4.5	(2,265)	1,241

Total assets	6,692	44.6	4,035	26.9	11,435	76.3	236	1.6	(7,405)	14,993

Stockholders’ equity and liabilities:
1. Stockholders’ equity	497	21.5	(634)	(27.5)	6,447	279.4	119	5.2	(4,121)	2,308
2. Minority interests	1,591	54.2	1,199	40.9	—	0.0	38	1.3	107	2,935
3. Negative consolidation goodwill	263	1,536.3	9	52.6	1	5.8	—	0.0	(256)	17
4. Deferred revenues	7	5.0	96	68.1	51	36.2	—	0.0	(13)	141
4.1. Capital subsidies	—	0.0	—	0.0	—	0.0	—	0.0	—	—
4.2. Other	7	5.0	96	68.1	51	36.2	—	0.0	(13)	141
5. Provisions for contingencies and expenses	56	7.2	407	52.6	327	42.3	2	0.3	(19)	773
6. Long-term debt	3,492	53.1	1,413	21.5	2,489	37.8	3	0.0	(818)	6,579
7. Current liabilities	786	35.1	1,545	69.0	2,120	94.6	74	3.3	(2,285)	2,240

Total stockholders’ equity and liabilities	6,692	44.6	4,035	26.9	11,435	76.3	236	1.6	(7,405)	14,993

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Unbundled cost accounting statement of income relating to activities in Latin America in 2003

	Millions of Euros
	Generation	%	Distribution	%	Corporate Activities	%	Other Non- Electricity Activities	%	Unallocated Adjustments	Latin America
Income assets:
Net sales and services	1,321	37.3	2,597	73.3	6	0.2	132	3.7	(511)	3,545
- Sales allocated among activities	—	0.0	—	0.0	—	0.0	—	0.0	—	—
Other operating revenues	(21)	(26.9)	53	67.9	5	6.4	65	83.3	(24)	78
= Production value	1,300	35.9	2,650	73.1	11	0.3	197	5.4	(535)	3,623

Materials used	(194)	16.4	(1,372)	115.9	—	0.0	(46)	3.9	428	(1,184)
- Procurements allocated among activities	—	0.0	—	0.0	—	0.0	—	0.0	—	—
External and operating expenses	(292)	43.3	(385)	57.0	(58)	8.6	(59)	8.7	119	(675)
= Value added by the company	814	46.1	893	50.6	(47)	(2.7)	92	5.2	12	1,764
- Personnel expenses	(54)	20.8	(150)	57.8	(23)	8.9	(33)	12.7	—	(260)
= Gross operating income (loss)	760	50.5	743	49.4	(70)	(4.7)	59	3.9	12	1,504

- Depreciation and amortization expense	(207)	50.1	(203)	49.2	(1)	0.2	(2)	0.5	—	(413)
- Bad debts and variation in operating allowances	(1)	5.0	(19)	95.0	—	0.0	—	0.0	—	(20)
= Net operating income (loss)	552	51.5	521	48.6	(71)	(6.6)	57	5.3	12	1,071

+ Financial revenues	370	54.4	396	58.2	280	41.1	4	0.6	(370)	680
- Financial expenses	(366)	41.6	(435)	49.4	(445)	50.6	(4)	0.5	370	(880)
- Depreciation and amortization expense and investment valuation provisions	—	0.0	—	0.0	—	0.0	—	0.0	—	—
+- Equity in the income/losses of companies accounted for by the equity method	3	16.7	—	0.0	15	83.3	—	0.0	—	18
- Amortization of consolidation goodwill	(3)	1.8	(21)	12.3	(147)	85.8	—	0.0	—	(171)
= Ordinary income (loss)	556	77.4	461	64.2	(368)	(51.2)	57	7.9	12	718

+ Gains on fixed assets and nonoperating revenues	65	24.4	55	20.6	153	57.4	5	1.9	(12)	266
- Losses on fixed assets and nonoperating expenses	(70)	19.1	(151)	41.3	(143)	39.1	(2)	0.5	—	(366)
- Variation in intangible asset, utility plant and investment valuation allowances	—	0.0	—	0.0	—	0.0	—	0.0	—	—
= Income (Loss) before taxes	551	89.0	365	59	(358)	(57.8)	60	9.7	—	618

- Corporate income tax	(59)	74.7	(76)	96.2	64	(81.1)	(8)	10.1	—	(79)
= Income (Loss) after taxes	492	91.1	289	53.5	(294)	(54.4)	52	9.6	—	539

- Income (Loss) attributed to minority interests	(356)	78.2	(87)	19.1	(12)	2.6	—	0.0	—	(455)
= Income (Loss) for the year attributed to the Parent Company	136	160.8	202	238.8	(306)	(361.7)	52	61.5	—	84

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 Consolidated Financial Statements—(Continued)

Balance sheet by activity and cost accounting statement of income by activity for 2002

	Millions of Euros
	Generation	%	Distribution	%	Retailing	%	Other Non- electricity Activities	%	Activities Carried on Abroad				Corporate Activities	%	Unallocated Adjustments	Total
									Europe	%	Latin America	%
Assets:
1. Due from stockholders for uncalled capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Fixed and other noncurrent assets	9,357	13	8,067	11	416	1	2,574	4	2,854	4	10,837	15	39,943	54	(38,256)	35,792
2.1. Intangible assets and start-up expenses	32	6	144	26	26	5	188	34	41	8	87	16	29	5	(29)	518
2.2. Utility plant	8,316	30	6,729	25	10	—	564	2	2,349	9	9,286	33	154	1	333	27,741
2.2.1. Electricity plant	18,951	41	11,212	25	17	—	470	1	3,805	8	11,583	25	—	—	320	46,358
2.2.2. Electricity plant in progress	557	28	434	22	—	—	90	5	287	15	597	30	—	—	—	1,965
2.2.3. Other tangible fixed assets	1,092	30	383	10	1	—	311	9	880	24	957	26	18	1	(3)	3,639
2.2.4. Advances and other construction work in progress	7	3	22	9	—	—	6	2	—	—	68	27	145	59	—	248
2.2.5. Depreciation of electricity plant	(11,251)	50	(5,046)	23	(8)	—	(136)	1	(2,185)	10	(3,619)	16	—	—	4	(22,241)
2.2.6. Other depreciation	(928)	46	(166)	8	—	—	(176)	9	(425)	21	(300)	15	(9)	1	3	(2,001)
2.2.7. Allowances	(112)	48	(110)	47	—	—	(1)	—	(13)	5	—	—	—	—	9	(227)
2.3. Long-term investments	1,009	2	1,194	3	380	1	1,822	4	464	1	1,464	3	39,678	86	(38,560)	7,451
2.4. Treasury stock	—	—	—	—	—	—	—	—	—	—	—	—	82	100	—	82
3. Consolidation goodwill	—	—	7	—	—	—	446	9	1,720	35	2,705	56	—	—	92	4,970
4. Deferred charges	25	3	155	16	1	—	5	—	0	—	126	13	663	68	(437)	538
5. Current assets	1,261	12	1,207	11	528	5	427	4	382	4	2,565	24	4,228	40	(3,722)	6,876
5.1. Inventories	483	63	24	3	3	1	59	8	71	9	123	16	—	—	—	763
5.2. Trade receivables	695	16	1,154	28	427	10	197	5	285	7	1,004	24	418	10	(315)	3,865
5.3. Other current assets	83	1	29	1	98	2	171	3	26	1	1,438	25	3,810	67	(3,407)	2,248

Total assets	10,643	12	9,436	10	945	1	3,452	4	4,956	6	16,233	18	44,834	49	(42,323)	48,176

Stockholders’ equity and liabilities:
1. Stockholders’ equity	4,188	15	1,449	5	29	—	441	2	1,443	5	2,098	7	18,948	66	(20,553)	8,043
2. Minority interests	—	—	—	0	—	—	60	2	1,130	37	1,897	61	—	—	88	3,175
3. Negative consolidation goodwill	27	23	68	59	—	—	3	3	—	—	17	15	—	—	(102)	13
4. Deferred revenues	103	7	1,042	74	1	—	129	9	2	—	120	9	12	1	(53)	1,356
4.1. Capital subsidies	102	11	833	88	—	—	11	1	2	—	—	—	—	—	(21)	927
4.2. Other	1	—	209	45	1	—	118	26	—	—	120	26	12	3	(32)	429
5. Provisions for contingencies and expenses	1,165	28	1,717	41	34	1	186	4	146	3	659	16	290	7	24	4,221
6. Long-term debt	3,333	9	3,259	9	524	1	1,829	5	627	2	8,137	21	20,301	53	(18,224)	19,786
7. Current liabilities	1,827	12	1,901	13	357	2	804	5	1,608	11	3,305	22	5,283	35	(3,503)	11,582

Total stockholders’ equity and liabilities	10,643	12	9,436	10	945	1	3,452	4	4,956	6	16,233	18	44,834	49	(42,323)	48,176

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 Consolidated Financial Statements—(Continued)

Cost Accounting Statement of Income, by Activity for 2002

	Millions of Euros
	Generation	%	Distribution	%	Retailing	%	Other Non- electricity Activities	%	Activities Carried on Abroad				Corporate Activities	%	Allocations between Activities	Total Consolidated
									Europe	%	Latin America	%
Revenues and expenses:
Net sales and services	3,831	22	5,603	33	1,323	8	514	3	1,744	10	3,850	23	211	1	(337)	16,739
- Sales allocated among activities	514	101	(6)	(1)	—	—	—	—	—	—	—	—	—	—	(508)	—
Other operating revenues	55	9	127	22	54	9	59	10	16	3	234	40	38	7	(84)	499
= Production value	4,400	24	5,724	31	1,377	8	573	3	1,760	10	4,084	23	249	1	(929)	17,238

Materials used	(1,711)	20	(3,217)	38	(804)	9	(150)	2	(1,248)	15	(1,257)	15	(111)	1	(184)	(8,682)
- Procurements allocated among activities	—	—	(508)	100	—	—	—	—	—	—	—	—	—	—	508	—
External and operating expenses	(384)	15	(610)	23	(429)	16	(242)	9	(169)	6	(755)	29	(47)	2	611	(2,025)
= Value added of the company	2,305	35	1,389	21	144	2	181	3	343	5	2,072	32	91	2	6	6,531
- Personnel expenses	(329)	26	(341)	27	(32)	3	(74)	6	(79)	6	(317)	25	(79)	6	—	(1,251)
= Gross operating income	1,976	38	1,048	20	112	2	107	2	264	5	1,755	33	12	—	6	5,280

- Depreciation and amortization expense	(660)	39	(341)	20	(11)	1	(65)	4	(113)	7	(467)	27	(39)	2	—	(1,696)
- Bad debts and variation in operating allowances	48	(2,400)	(23)	1,150	(3)	150	(3)	150	(1)	50	(20)	1,000	—	—	—	(2)
= Net operating income (loss)	1,364	38	684	19	98	3	39	1	150	4	1,268	36	(27)	(1)	6	3,582

+ Financial revenues	35	3	7	1	2	—	30	2	3	—	492	35	834	59	(752)	651
- Financial expenses	(150)	5	(220)	7	(21)	1	(94)	3	(63)	2	(1,521)	50	(953)	32	746	(2,276)
- Depreciation and amortization expense and investment valuation provisions	—	—	—	—	—	—	(9)	100	—	—	—	—	—	—	—	(9)
+- Equity in the income/losses of companies accounted for by the equity method	—	—	—	—	—	—	(192)	207	17	(18)	7	(8)	75	(81)	—	(93)
- Amortization of consolidation goodwill	—	—	1	—	—	—	(41)	11	(92)	26	(215)	61	(8)	2	—	(355)
= Ordinary income (loss)	1,249	83	472	32	79	5	(267)	(18)	15	1	31	2	(79)	(5)	—	1,500

+ Gains on fixed assets and nonoperating revenues	1,264	72	280	16	8	—	107	6	9	1	118	7	(41)	(2)	—	1,745
- Losses on fixed assets and nonoperating expenses	(176)	12	(391)	26	(33)	2	(377)	25	(32)	2	(573)	37	54	(4)	—	(1,528)
- Variation in intangible asset, utility plant and investment valuation allowances	(5)	3	(67)	46	—	—	(1)	1	1	(1)	—	—	(74)	51	—	(146)
= Income (Loss) before taxes	2,332	148	294	19	54	3	(538)	(34)	(7)	—	(424)	(27)	(140)	(9)	—	1,571

- Corporate income tax	(250)	57	204	(47)	(16)	4	76	(17)	64	(15)	(39)	9	(476)	109	—	(437)
= Income (Loss) after taxes	2,082	184	498	44	38	3	(462)	(41)	57	5	(463)	(41)	(616)	(54)	—	1,134

- Income (Loss) attributed to minority interests	—	—	—	—	—	—	(7)	(5)	(36)	(27)	182	134	(3)	(2)	—	136
= INCOME (LOSS) FOR THE YEAR ENDED 12/31/02	2,082	164	498	39	38	3	(469)	(37)	21	2	(281)	(22)	(619)	(49)	—	1,270

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 Consolidated Financial Statements—(Continued)

Unbundled balance sheet and cost accounting statement of income relating to activities carried on in Latin America in 2002

	Millions of Euros
	Generation	%	Distribution	%	Corporate Activities	%	Other Non- electricity Activities	%	Unallocated Adjustments	Latin America
Assets:
1. Due from stockholders for uncalled capital	—	—	—	—	—	—	—	—	—	—
2. Fixed and other noncurrent assets	6,282	44	2,857	20	4,995	35	87	1	(3,384)	10,837
2.1. Intangible assets	23	27	62	71	2	2	—	—	—	87
2.2. Utility plant	5,846	63	3,348	36	20	—	74	1	(2)	9,286
2.2.1. Technical electricity installations	7,462	64	4,117	36	4	—	—	—	—	11,583
2.2.2. Technical electricity installations in progress	335	56	262	44	—	—	—	—	—	597
2.2.3. Other tangible fixed assets	527	55	300	32	32	3	100	10	(2)	957
2.2.4. Advances and other construction work in progress	1	1	67	99	—	—	—	—	—	68
2.2.5. Depreciation of technical electricity installations	(2,333)	65	(1,271)	35	(15)	—	—	—	—	(3,619)
2.2.6. Other depreciation	(146)	49	(127)	42	(1)	—	(26)	9	—	(300)
2.2.7. Provisions	—	—	—	—	—	—	—	—	—	—
2.3. Long-term financial investments	413	9	(553)	(11)	4,973	102	13	—	(3,382)	1,464
2.4. Treasury stock	—	—	—	—	—	—	—	—	—	—
3. Goodwill	110	4	326	11	2,551	85	—	—	(282)	2,705
4. Deferred charges	40	31	74	59	12	10	—	—	—	126
5. Current assets	858	25	1,346	39	1,081	32	135	4	(855)	2,565
5.1. Inventories	41	33	37	30	—	—	45	37	—	123
5.2. Customer receivables	228	20	803	70	51	4	65	6	(143)	1,004
5.3. Other current assets	589	27	506	24	1,030	48	25	1	(712)	1,438

Total assets	7,290	35	4,603	22	8,639	42	222	1	(4,521)	16,233

Stockholders’ equity and liabilities:
1. Stockholders’ equity	320	10	(466)	(14)	3,291	101	95	3	(1,142)	2,098
2. Minority interests	1,350	71	1,272	67	(762)	(40)	36	2	1	1,897
3. Negative goodwill	293	97	9	3	1	—	—	—	(286)	17
4. Deferred revenues	27	20	71	51	40	29	—	—	(18)	120
4.1. Capital subsidies	—	—	—	—	—	—	—	—	—	—
4.2. Other	27	20	71	51	40	29	—	—	(18)	120
5. Provisions for contingencies and expenses	43	6	319	47	321	47	2	—	(26)	659
6. Long-term debt	3,656	36	1,622	16	4,978	48	30	—	(2,149)	8,137
7. Current liabilities	1,601	39	1,776	42	770	18	59	1	(901)	3,305

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	7,290	35	4,603	22	8,639	42	222	1	(4,521)	16,233

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 Consolidated Financial Statements—(Continued)

Unbundled cost accounting statement of income relating to activities in Latin America in 2002

	Millions of Euros
	Generation	%	Distribution	%	Corporate Activities	%	Other Non- electricity Activities	%	Unallocated Adjustments	Latin America
Income statements:
Net sales and services	1,371	31	2,815	65	8	—	159	4	(503)	3,850
- Sales allocated among activities	—	—	—	—	—	—	—	—	—	—
Other operating revenues	35	12	168	59	6	2	76	27	(51)	234
= Production value	1,406	31	2,983	64	14	—	235	5	(554)	4,084
Materials used	(162)	10	(1,446)	85	—	—	(80)	5	431	(1,257)
- Procurements allocated among activities	—	—	—	—	—	—	—	—	—	—
External and operating expenses	(315)	36	(427)	49	(58)	7	(78)	8	123	(755)
= Value added of the company	929	45	1,110	54	(44)	(2)	77	3	—	2,072
- Personnel expenses	(66)	21	(184)	58	(33)	10	(34)	11	—	(317)
= Gross operating income (loss)	863	49	926	53	(77)	(4)	43	2	—	1,755
- Period depreciation and amortization	(232)	50	(231)	50	(2)	—	(2)	—	—	(467)
- Bad debts and variation in operating provisions	1	(5)	(21)	105	—	—	—	—	—	(20)
= Net operating income (loss)	632	50	674	53	(79)	(6)	41	3	—	1,268
+ Financial revenues	194	19	445	44	376	37	2	—	(525)	492
- Financial expenses	(887)	44	(841)	41	(311)	15	(7)	—	525	(1,521)
- Period depreciation and amortization and financial provisions	—	—	—	—	—	—	—	—	—	—
+- Equity in the income/losses of companies carried by the equity method	67	965	(60)	(865)	—	—	—	—	—	7
- Amortization of goodwill in consolidation	(9)	4	(31)	15	(175)	81	—	—	—	(215)
= Ordinary income (loss)	(3)	(10)	187	602	(189)	(608)	36	116	—	31
+ Gains on fixed assets and nonoperating revenues	56	41	43	31	36	26	3	2	(20)	118
- Losses on fixed assets and nonoperating expenses	(136)	23	(135)	23	(294)	50	(28)	4	20	(573)
- Variation in provisions for intangible assets, utility plant and control portfolio	—	—	—	—	—	—	—	—	—	—
= Income (Loss) before taxes	(83)	20	95	(22)	(447)	105	11	(3)	—	(424)
- Corporate income tax	(167)	423	(144)	365	277	(701)	(5)	13	—	(39)
= Income after taxes	(250)	54	(49)	11	(170)	37	6	(2)	—	(463)
- Income (Loss) attributed to minority interests	126	69	35	19	21	12	—	—	—	182
= Income (Loss) for the year attributed to the Controlling Company	(124)	44	(14)	5	(149)	53	6	(2)	—	(281)

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

23. PROCESS OF APPLYING INTERNATIONAL ACCOUNTING STANDARDS

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council dated July 19, 2002, from 2005 the Group is obliged to present its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRSs) adopted by the European Union.

Under IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Group’s 2005 consolidated financial statements prepared in accordance with IFRSs should include, for comparison purposes, the figures for 2004, prepared on a basis consistent with that used to calculate the figures for 2005. Accordingly, an opening balance sheet must be prepared in accordance with IFRS as of January 1, 2004, which will be the date of transition to these Standards, and the 2004 consolidated financial statements included in these financial statements must be converted to the IFRSs in force as of December 31, 2005.

In order to meet this obligation, ENDESA has established a plan for adapting to IFRSs which includes the following phases:

1.	Analysis of the differences between the methods provided for in the National Chart of Accounts in force in Spain and IFRSs.

2.	Selection of the criteria to be applied in cases in which possible alternative treatments exist.

3.	Determination and implementation of the procedural and operating changes required to provide the information required to convert each company’s financial statements to IFRSs.

4.	Organization of the conversion, reporting and consolidation process.

5.	Obtainment of consolidated financial statements in accordance with IFRSs.

The adaptation plan is being implemented according to schedule and the process is close to completion.

24. EVENTS SUBSEQUENT TO YEAR-END

In February 2005 the Spanish government initiated the proceedings to introduce a Royal Decree Law which aims, inter alia, to amend the regulation of certain aspects of the functioning of the electricity system, by taking the following steps:

•	Introduce the legislative changes required for the start-up of the Iberian Electricity Market.

•	Limit to a maximum of 1% the percentage of direct or indirect ownership by an individual or legal entity in the capital stock of Red Eléctrica de España, S.A., with the exception of Sociedad Estatal de Participaciones Industriales. Stockholders with an ownership interest of over 1% in Red Eléctrica de España, S.A. as of the date on which this regulation comes into force must meet this requirement by January 1, 2008.

As of December 31, 2004, ENDESA, S.A. owned a 3% holding in Red Eléctrica de España, S.A.

•	Reform the system for settling the costs of transition to competition, regulating the allocation of the shortfall in revenues from regulated activities in the event of such a shortfall. The proposal to amend the system for settling the costs of transition to competition does not in any case predetermine the current functioning, although it does delay the final settlement of the 2004 CTCs until January 1, 2006, by which time the government will have studied the conclusions of the white paper being prepared on the electricity industry production market.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

•	The amounts required to record the portion of the provision to finance the costs relating to the management of radioactive waste and fuel consumed at the nuclear power plants and to their decommissioning and shut-down attributable to the operation of these plants and accruing subsequent to March 31, 2005, will be financed by the owners of the nuclear power plants during their operation. For this purpose, ENRESA will bill a specific unitary value to the owner of each plant from April 1, 2005, based on the KWh generated by each plant.

In February 2005 ASM BRESCIA exercised its purchase option on a 5.33% holding in ENDESA Italia and, accordingly, the Group sold this ownership interest for €159 million, giving rise to a gain of €24 million. As a result of this sale, ENDESA now owns 80% of the shares of ENDESA Italia.

In January 2005 a building in Palma de Mallorca was sold for €73 million, giving rise to a gain of €65 million.

In February 2005 the Group presented a nonbinding offer to acquire the rights and obligations of EDF at certain companies which might, if appropriate, give rise to the acquisition of a majority holding in the Italian company EDISON. At the date of preparation of these consolidated financial statements, the Group had not taken any decision as to whether to ultimately present a binding offer. Finally, in May 2005, EDF decided to remain in Italy, thus declining the offer for Edison made by Endesa in conjunction with ASM Brescia.

In 2005, Endesa and the other principal shareholders of Auna decided to begin an orderly process whereby Endesa and they may sell Auna.

In 2005, Endesa has started the process of incorporating a limited liability holding company registered in Brazil, called Endesa Brasil, S.A., to which it will contribute the shares it holds directly in subsidiaries domiciled in this country, as well as the Brazilian shareholdings of Enersis, S.A., which in turn is controlled by Endesa Internacional.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

25. CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are the consolidated statements of changes in financial position of ENDESA, S.A. and Subsidiaries for the years ended December 31,2004 and 2003 (millions of Euros).

	Millions of Euros			Millions of Euros
FUNDS WERE USED FOR	2003	2004	FUNDS WERE OBTAINED FROM	2003	2004
Start-up and debt arrangement expenses	171	24	Operations:
Intangible asset additions	84	99	- Attributed to the Parent Company	3,250	3,418
Utility plant additions:			- Attributed to minority interests	565	454
- Cost	2,050	2,385	Contributions of minority interests and of the Parent Company’s stockholders	2,153
- Capitalized expenses of in-house work on fixed assets and capitalized interest	132	180	Capital subsidies	295	258
Long-term investment additions	197	664
Acquisition of Parent Company shares	70	154	Long-term debt drawdowns:	6,585	1,895
Dividends of the Parent Company	723	752
Dividends of Group companies attributed to minority interests and capital reductions	143	196	Disposal of fixed assets	2,231	374
Renegotiation of short-term investments	261
Acquisition of additional holdings in consolidated companies	19	121	Disposal of Parent Company shares	181	198
Long-term debt:
- Repayment of long-term debt	6,040	469	Funds obtained from the disposal of consolidated companies	178	51
- Transfers to short term	2,832	1,299
Provisions for contingencies and expenses	414	454	Early retirement or transfer to short term of long-term investments	711	417

TOTAL FUNDS USED	13,136	6,797	TOTAL FUNDS OBTAINED	16,149	7,065

FUNDS OBTAINED IN EXCESS OF FUNDS USED (INCREASE IN WORKING CAPITAL)	3,013	268	FUNDS USED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)

VARIATION IN WORKING CAPITAL	2003		2004
	Increase	Decrease	Increase	Decrease
Due from stockholders for capital calls
Inventories	—	69	52	—
Accounts receivable	328	—	206	—
Accounts payable	2,622	—	119	—
Short-term investments	163	—	—	190
Cash	—	19	89	—
Prepaid expenses	—	12	—	8

TOTAL	3,113	100	466	198

Variation in working capital	3,013		268

26.	DIFFERENCES BETWEEN SPANISH AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 3-a, the accompanying financial statements were prepared in accordance with generally accepted accounting principles in Spain (“Spanish GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). These differences are discussed in the following paragraphs.

For a better presentation purposes, the company has registered some reclassifications in the 2003 and 2002 adjustments figures in order to reflect the same concepts as included in 2004. The effect of these reclassifications has no effect on the reconciliation figures of Stockholders’ equity and Net income.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Reconciliation of Net income and stockholders’ equity from Spanish GAAP to U.S. GAAP

The following table (“Reconciliation Table”) is a summary of the adjustments to consolidated net income and to consolidated stockholders’ equity that would have been required if U.S. GAAP had been applied instead of Spanish GAAP:

		Net Income			Shareholders’ Equity
		For the years ended December 31,			At December 31,
	Item #	Millions of Euros			Millions of Euros
		2002	2003	2004	2003	2004
Amounts per accompanying Financial statements:		1,270	1,312	1,379	8,801	9,477
Increases (decreases) due to

Net sales
Revenue recognition (SAB 101)
– Effect in period	15	(29)	42	76	(180)	(104)

Operating Income/Expenses
Effect of discontinuance of SFAS No. 71	1	2	1	1	(33)	(32)
Adjustments to cost of fixed assets:
– Elimination of legal restatements of fixed assets	2.1
Cost		—	—	—	(3,014)	(3,009)
Amortization for the period / Accumulated depreciation		357	219	148	1,513	1,656
– Other adjustments to the cost of property, plant and equipment	2.2
Cost		(102)	38	(7)	(52)	(60)
Amortization for the period / Accumulated depreciation		5	2	1	9	9
Equity method	3	69	(96)	(75)	(144)	(217)
Pension plans	4.1/4.2	(25)	(1)	(14)	56	42
Special termination benefits	4.3	(333)	(214)	(164)	652	487
Goodwill
– Goodwill arising under U.S. GAAP	5.1	(12)	—	—	605	634
– Reversal of goodwill amortization	5.2
Fully consolidated		215	248	333	514	874
Investments by under equity method		38	37	32	71	76
Negative goodwill	6	(1)	—	1	7	8
Restructuring of the mining business	10	2	(1)	4	40	45
Stock issuance expenses and start up cost
– Stock issuance expenses	12.1	5	1	—	—	—
– Start up cost	12.2	24	9	7	(18)	(10)
Research and development	13	(15)	2	25	(31)	(6)
Translation of financial statements of ENERSIS’ subsidiaries	16
Cost		—	—	—	537	554
Amortization for the period / Accumulated depreciation		(30)	(19)	(19)	(82)	(100)
Asset retirement obligation (SFAS No. 143)	21
Cost		—	—	—	—	128
Accumulated depreciation		—	—	—	—	(128)
Sale and leaseback involving real estate	22	—	(127)	14	(127)	(113)

Financial Income/Expenses
Foreign currency gains and losses	11	95	8	(85)	112	27
Capitalization of interest	14
Cost		28	34	74	140	214
Accumulated depreciation .		(3)	(10)	(7)	(23)	(30)
Derivative instruments and hedging activities (SFAS No. 133)
– Effect in period	18	(155)	358	26	104	(50)
Asset retirement obligation (SFAS No. 143)	21
Provision		—	—	—	—	(185)
Net income for the period .		—	3	25	3	—
Extinguishment of debt	23	—	(23)	—	—	—

Non operating Income/Expenses
Accounting for certain investments in debt and equity securities (SFAS No. 115)	8	(115)	(14)	146	144	193
Treasury stock	9	22	(25)	(16)	(17)	—
Loss contingencies	17	235	(54)	(181)	181	—
Currency translation adjustment	20	—	(16)	—	—	—
Tax effect of the above adjustments	7	(74)	47	(39)	171	273
Effect of minority interest		72	(204)	(109)	(392)	(472)

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

		Net Income			Shareholders’ Equity
		For the years ended December 31,			At December 31,
	Item #	Millions of Euros			Millions of Euros
		2002	2003	2004	2003	2004
Amounts in accordance with U.S. GAAP before cumulative effect of a change in accounting principle		1,545	1,557	1,576	9,547	10,181
Asset retirement obligation (SFAS No. 143)	21
Cost		—	—	—	128	—
Accumulated depreciation .		—	—	—	(91)	—
Provision		—	—	—	(250)	—
Net income for the period .		—	(213)	—	—	—
Tax effect of the above adjustments	7	—	75	—	75	—

Amounts under U.S. GAAP		1,545	1,419	1,576	9,409	10,181

Basic and Diluted Earnings per share before cumulative effect of a change in accounting principle		1.46	1.47	1.49

Cumulative effect of a change in accounting principle per share		—	(0.13)	—

Basic and Diluted Earnings per share in accordance with U.S. GAAP		1.46	1.34	1.49

Weighted average of shares (thousands)		1,058,752	1,058,752	1,058,752

The differences included in the Reconciliation Table above are explained in the following items:

	Millions of Euros
Statements of changes in shareholder’s equity	2002	2003	2004
U.S. GAAP shareholders’ equity at the beginning of the year	9,052	8,594	9,409

Movements during the year:
Net income for the year	1,545	1,419	1,576
Interim dividend	(280)	(280)	(288)
Supplementary dividend	(443)	(443)	(464)
Accumulated other comprehensive income (loss):
Currency Translation Adjustment	(1,423)	193	64

Derivative instruments, net of tax	139	(304)	(107)
Available-for-sale securities, net of tax effect	(69)	118	(63)
Treasury stock	73	112	44
Other	—	—	10

U.S. GAAP shareholders’ equity at the end of the year	8,594	9,409	10,181

1. Discontinuance of SFAS No. 71

As a result of the facts explained in notes 5 and 6, the Group began analyzing the continued applicability of Statement of Financial Accounting Standard No. 71 (SFAS No. 71) “Accounting for the effects of certain types of regulation” for some of its operations in Spain and, the period in which discontinuation should occur. The analysis resulted in a decision to discontinue applying SFAS No. 71 as of December 31, 1996 for the most part of our operations, which have been considered not to be regulated. The primary reasons were:

i.	The transition period began January 1, 1998. The formal legislation was passed in 1997.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

ii.	The recovery rates have been reduced over the years.

iii.	The transition costs have been established as a maximum allowed amount to recover.

The impact of discontinuing SFAS No. 71 was to write off those related regulatory assets recorded in 1996 that were still recorded as an asset under Spanish GAAP.

2. Adjustments to the cost of property and equipment

2.1. Elimination of legal restatements of fixed assets

As described in Note 4-b, the cost and accumulated depreciation of the utility plants in Spain of Endesa Group were revalued following Spanish regulations. Under U.S. GAAP, such revaluations are not acceptable. The adjustments shown in the reconciliation include a reduction in stockholders’ equity to eliminate these revaluations and an increase in income of each year that results from the recalculation of the depreciation expense on a historical cost basis.

2.2. Other adjustments to the cost of property, plant and equipment

i.	Enersis Group capitalizes as part of the carrying amount of its property, plant and equipment, certain costs such as general and administrative expenses and foreign exchange losses which are acceptable under Spanish GAAP but not under U.S. GAAP. Although under U.S. GAAP this effect should have been eliminated, Endesa Group management has concluded that the fair value of the property, plant and equipment at the acquisition date (year 1999) of Enersis was similar to the carrying value under local GAAP considering such capitalized costs. Accordingly, no adjustment was considered in 1999 under U.S. GAAP, since that difference was considered part of the purchase price allocation. Since such acquisition, the capitalization of these costs is being removed under U.S. GAAP.

ii.	Additionally, it is included under this caption certain costs, such as such as fees paid to outside advisors, related to the acquisition of Edesur, S.A., at the time of the acquisitions by Distrilec Inversora, S.A. in previous years, which under U.S. GAAP these costs were considered as part of the purchase price and have been substantially allocated to property and equipment that are being amortized considering the respective useful life of each asset, which on average is 17 years. And under Spanish GAAP were amortized over a five-year period. It is adjusted the difference in both amortization periods.

3. Equity method

Under Spanish GAAP significant influence is presumed to exist where the investor has more than a 3% interest in listed companies. Under U.S. GAAP, whether an investor has the ability to exercise significant influence over an investee requires a careful evaluation of the facts of each situation. Among the factors that are indicative of the ability to exercise significant influence are:

•	A significant direct or indirect holding of the outstanding voting securities. Absent evidence to the contrary, an investment of 20% or more of the voting stock of a corporate investee is presumptive evidence that the investor has the ability to exercise significant influence;

•	Representation on the board of directors;

•	Participation in the policy–making processes;

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

•	Significant intercompany transactions; and

•	Investee dependence on the investor.

Endesa Group has recorded certain investments under the equity method following Spanish GAAP. However, for U.S. GAAP purposes these investments were classified as available-for-sale securities, as defined by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (SFAS No. 115), due to the lack of the characteristics above. Under U.S. GAAP unrealized holding gains and losses in available-for-sale securities are reflected as a separate component of stockholders’ equity until realized (Other Comprehensive Income).

As discussed above, Endesa Group accounted for the following investments under the equity method for Spanish GAAP purposes and as available-for-sale securities for U.S. GAAP purposes.

i.	3.0% interest in R.E.E. (Red Eléctrica de España, S.A.) during 2004. The Company sold a 7% stake in this investment in 2003.

ii.	11.64% interest in Sociedad General de Aguas de Barcelona, S.A. (AGBAR, S.A.)—this investment that has been sold as of May 5, 2004

iii.	3,02% interest in Repsol-YPF up to its sale during 2003.

The table below summarizes Endesa Group’s equity method investments under U.S. GAAP:

	Millions of Euros
	2004			2003
Investee	Equity Interest	Goodwill	Carrying Amount	Equity Interest	Goodwill	Carrying Amount
Auna	763	581	1,344	674	406	1,080
Snet	—	—	—	179	275	454
Smartcom	322	—	322	104	—	104
Inversiones Gas Atacama Holding	111	—	111	110	—	110
Tejo	68	—	68	61	—	61
NQF Gas	21	—	21	21	—	21
Inversiones Eléctrica Quillota	17	—	17	14	—	14
Inversiones Electrogas	10	—	10	11	—	11
Yacylec	10	—	10	10	—	10
Altek	27	—	27	—	—	—
Sidek	27	—	27	—	—	—
Elcogás	20	—	20	—	—	—
Others	128	15	143	82	—	82

Total	1,524	596	2,120	1,266	681	1,947

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

We have calculated the significance test under Rule 3-09 of Regulation S-X—“Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons” for all our significant investments accounted for under the equity method. For the year ended December 31, 2002 such calculations determined that pretax income for Auna were between 10% and 20% of our consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle and therefore, summarized financial information of our equity method investment in Auna in presented below:

	2004	2003	2002
Current Assets	803	873	938
Noncurrent Assets	7,902	7,830	8,272

Total Assets	8,705	8,703	9,210

Current Liabilities	2,277	2,026	3,455
Noncurrent Liabilities	4,081	4,411	3,434

Total Liabilities	6,358	6,437	6,889

Minority interests	17	13	12
Equity	2,330	2,253	2,309

Total	8,705	8,703	9,210

Net sales	4,217	3,793	3,139
Gross profit	2,769	2,466	2,022
Income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	21	(103)	(837)
Net income or loss	30	(55)	(560)

4. Pension plans, social benefits and special termination benefits

4.1. Pension plans and other post-retirement benefits in Spain

Spanish Law Environment for Pension Plans

The EEC 80/987 directive, which deals with protection of employees’ rights in case of employers’ insolvency, obligates all of its Member States to adopt the necessary measures to protect current and retired employees’ interests. To implement this directive, the Spanish parliament approved in 1995, 1997 and 1998 certain laws that deal with protection of employees’ pension rights. Following this legislation, all the pension benefits related to employees and other beneficiaries were to be funded through pension plans or insurance contracts. Except for certain exceptions detailed below, under no circumstances would it be acceptable to fund those benefits through either internal funds or similar instruments that represent the maintenance of the employer’s entitlement over the contributed resources. The transfer should not result in any modification of the employees’ pension rights, unless both the employer and employees agree to such modifications. The due date for externalization was November 16, 2002.

With this legislation, the Spanish government pursued two objectives:

•	To protect the employees’ pension rights in case of the employer’s insolvency.

•	To free employers from the need to manage the resources regarding these obligations and transfer these obligations to financial and insurance entities.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The law establishes some transition period for certain specific situations. In these cases, each company will have to set up a plan to balance its obligations that set the transfer of funds, the past service costs and the pension benefits. The funds contributed would comprise the balances recorded in the balance sheet unless a different amounts of funds had been approved. If so, the difference should have been accounted for before transferring. When the plan included retired employees or other beneficiaries’ benefits, the funds should not be assigned to the current employees before fully covering the accrued benefits obligations for these individuals. The maximum period to complete the transfer was 10 years. The maximum time to cover the deficit obligation should have been 15 years, with a minimum contribution of 5% each year. After half of the estimated period of the transfer, at least 50% of the deficit should have been contributed.

With reference to insurance contracts, the law permitted the premium to be financed over a 10-year period.

After the transition period, no further contributions to the plan or the insurance contract regarding projected benefit obligations would be required, except for changes in the actuarial assumptions.

Accounting method under Spanish GAAP

Since 1990, accounting practice has followed the accrual basis. However, Spanish GAAP permitted the shortfalls in 1989 between the pension commitments and risks incurred, on one hand, and those insured and covered for accounting purposes, on the other hand, to be accrued over the following periods (starting from 1990):

•	For retired employees—over seven years; and

•	For serving employees—over fifteen years.

These provisions could be charged to retained earnings.

The law permits companies to defer and charge into income over 15 years (pension plans) or 10 years (insurance contracts) any deficit arising in the externalization due to a change in actuarial assumptions. The deficit corresponding to the 1989 shortfalls should continue being recorded according to the policy stated in the previous paragraph. Any deficits that arose in the externalization could have been recorded as deferred charges under Spanish GAAP.

Accounting method under U.S. GAAP

SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” gives the guidance for accounting settlements, curtailments and annuity contracts. For purposes of this Statement, a settlement is defined as “a transaction that (a) is an irrevocable action, (b) relieves the employer (or the plan) of primary responsibility for a pension benefit obligation, and (c) eliminates significant risks related to the obligation and the assets used to effect the settlement. Examples of transactions that constitute a settlement include (a) making lump-sum cash payments to plan participants in exchange for their rights to receive specified pension benefits and (b) purchasing nonparticipating annuity contracts to cover vested benefits”.

In order to consider if the Spanish law was, in substance, a settlement of the benefits, Endesa has analyzed each respective plan in order to evaluate if it meets these three requirements.

Endesa’s Pension Plans

As indicated in Note 4.i to our consolidated financial statements, Endesa has both Defined Contribution Pension Plans schemes and some limited cases of Defined Benefit Pension Plans Schemes. All pension plans are not self-funded by Endesa. As explained above, Endesa has complied with the applicable law and has externalized all of its Pension Plans Obligations.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

For those Pension Plans in respect of which Endesa has not fully settled our pension plan obligation, we concluded that no settlement had occurred and that such externalization represented only a contribution of assets to a pension plan and not a settlement.

For those cases where we have been relieved from the primary obligation (i.e. it converts a defined benefit plan to a defined contribution plan, etc.) then we have recognized all effects of a settlement in accordance with SFAS 88.

The main differences described above between Spanish GAAP and U.S. GAAP primarily relates to a different criteria relating to unrecognized/recognized net actuarial gain or loss. The following table presents the differences related the Spanish pension plans:

	Year end Balances as of December 31,		Income/(Expenses) for the period ended December 31,
	2003	2004	2002	2003	2004
Spanish GAAP Unrecognized/ recognized net actuarial gain or loss	90	78	(58)	(45)	(3)
Change 1999, Actuarial Assumptions	33	29	(10)	(4)	(4)
Change 1991-95, Actuarial Assumptions	—	—	(28)	—	—
Change 2002, Actuarial gains recorded in earnings	39	36	42	(3)	(3)

Adjustment under US GAAP	72	65	4	(7)	(7)

U.S. GAAP unrecognized/recognized net actuarial gain or loss	162	143	(54)	(52)	(10)

Except for the paragraphs mentioned above, the accounting policy of the Group under Spanish GAAP for pension and other postretirement benefit plans is similar with SFAS No. 87 and SFAS No. 106. The following additional disclosures have been prepared according to the requirements established by Statement of Financial Accounting Standards No. 132 (“SFAS No. 132(R)”).

Pensions

ENDESA’s pension commitments are organized around pension plans as well as on insurance agreements. The majority of staff is covered by defined contribution pension plans or fully-insured defined benefit pension plans, of which ENDESA has integrally passed on the biometric and financial risks to the Insurance Company. As for retired employees, most commitments are covered with insurance policies.

In consequence, the following charts show exclusively the commitments for defined benefit pensions in which the Group assumes actuarial deviation risks, including Fecsa-Enher I, Fecsa-Enher II and Hidroeléctrica de L´Empordá pension plans, and book reserves for changes in assumptions on pension and life insurance commitments.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of euros
Change in benefit obligation	2002	2003	2004
Benefit obligation at beginning of year	993	863	928
Service cost	21	24	18
Interest cost	41	35	37
Plan participants’ contributions	—	—	—
Amendments, Settlements	(184)	(1)	(23)
Actuarial (gain)/loss	16	34	31
Acquisition	—	—	—
Benefits paid	(24)	(27)	(38)
Benefit obligation at end of year	863	928	953

“Settlements” contains the commitments outsourced by ENDESA. Specifically, ENDESA has outsourced obligations for active employees of FECSA, HECSA, TERBESA and GESA by purchasing whole life insurance policies. In former years ENDESA has also acknowledged past service liabilities through the corresponding rebalancing plans in accordance with the Royal Decree 1988/1999 of October 15th.

Under the new regulation, it is no longer allowed to have internal retirement, death and disability plans, and these commitments have to be externalized. Consequently, past service liabilities have to be defined for active members when the qualified pension plan becomes operational. For the purposes of applying the transitional arrangements of the new regulations, the past service reserve corresponding to those benefits in quantified in line with the specifications of the Royal Decree, the part of the past service reserve that is backed by a pension liability must be transferred to the fund over no more than ten years and the deficit arising from the excess of the past service reserve over the pension liability must be funded over no more than fifteen years according to the corresponding rebalancing plan (“PdR”).

The components of net periodic benefit cost under Spanish GAAP for 2002, 2003 and 2004 are as follows:

	Millions of euros
Components of net periodic benefit cost	2002	2003	2004
Net periodic defined benefit pension cost	62	59	55
Service cost	21	24	18
Interest cost	41	35	37
Net periodic defined contribution pension cost and similar obligations	33	34	39
Expected return on plan assets	(5)	(9)	(15)
Amortization of prior service cost	—	—	—
Recognized net actuarial loss	65	53	24
Net periodic benefit cost	154	137	103

For 2004, the amount transferred to pension plans according to the specifications laid out in the corresponding rebalancing plans was €148 million. The epigraph “Recognized actuarial loss” includes the extra allowances for actuarial deviations.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

It includes next the value of the assets corresponding to defined benefit commitments:

	Millions of euros
Change in plan assets	2002	2003	2004
Fair value of plan assets at beginning of year	784	724	833
Pension plan’s assets	134	222	364
“PdR” Debt	650	502	469
Actual return on plan assets	(19)	19	20
Acquisition	—	—	—
Employer contribution	118	138	132
Plan participants’ contributions	—	—	—
Benefits paid	(13)	(15)	(30)
“PdR” Debt Variation	(147)	(33)	(93)
Fair value of plan assets at end of year	724	833	862
Pension plan’s assets	222	364	486
“PdR” Debt	502	469	376

The detail of the funded status and the amounts recognized and not recognized in the consolidated balance sheet are as follows:

	Million of euros
Funded Status	2002	2003	2004
Funded status	(139)	(95)	(91)
Unrecognized net actuarial loss	83	55	57
Unrecognized prior service cost	—	—	—
Prepaid / (accrued) benefit cost	(56)	(40)	(34)

The following actuarial assumptions were used in 2002, 2003 and 2004:

Weighted-average assumptions as of December 31,	2002	2003	2004
Discount rate	4.0%	4.0%	4.0%
Expected return on plan assets	4.0%	4.0%	4.0%
Rate of compensation increase	2.5%	2.5%	2.3%

The expected long-term rate of return on assets is 4.00% and it has been calculated taking into account the historical returns and the current assets structure. A selectivity and timing analysis has been carried out to forecast price movements of common stocks in general relative to fixed income securities. A 4.80% rate of return is expected for 2005.

Defined benefit pension plan assets allocations at December 31, 2004, by assets category are as follows:

Asset Category	Plan Assets
Equity Securities	39.18%
Debt Securities	60.82%

Total	100.0%

The equity securities include ENDESA common stock in the amounts of 228 thousands of euros (0.05% of total plan assets). The target asset allocations for coming years are: 40% in stocks and 60% in bonds.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

ENDESA expects to contribute €59 million to its pension plan and the following benefits payments are expected to be paid (millions of euros):

Millions of euros
Year	Pension Benefits
2005	21
2006	25
2007	29
2008	34
2009	38
2010-2014	234

Other Post-retirement Benefit Plans

In addition, ENDESA has undertaken the commitment to the finance power consumption by both active and retired employees, so the company may accrue the estimated cost of retiree benefits payments, other than pensions, during the employee’s active service periods.

The following is a reconciliation of beginning and ending balances of the benefit obligation:

	Millions of Euros
Change in benefit obligation	2002	2003	2004
Benefit obligation at beginning of year	175	200	194
Service cost	1	0	0
Interest cost	7	7	7
Plan participants’ contributions	0	0	0
Amendments, Settlements	(5)	0	0
Actuarial (gain)/loss	31	(6)	16
Acquisition	0	0	0
Benefits paid	(9)	(7)	(13)
Benefit obligation at end of year	200	194	204

The components of net periodic benefit cost for 2002, 2003, and 2004 are as follows:

	Millions of Euros
Components of net periodic benefit cost	2002	2003	2004
Service cost	1	0	0
Interest cost	7	7	7
Expected return on plan assets	0	0	0
Amortization of prior service cost	0	0	0
Recognized net actuarial loss	31	(6)	16
Net periodic benefit cost	39	1	23

As the obligation is covered by a pension liability, the detail of the funded status of the plans and the amounts recognized and not recognized in the statement of financial position are as follows:

	Millions of Euros
Funded Status	2002	2003	2004
Funded status	(200)	(194)	(204)
Unrecognized net actuarial loss	0	0	0
Unrecognized prior service cost	0	0	0
Prepaid / (accrued) benefit cost	(200)	(194)	(204)

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The following actuarial assumptions were used in 2002, 2003 and 2004:

	Millions of Euros
Weighted-average assumptions as of December 31,	2002	2003	2004
Discount rate	4.0%	4.0%	4.0%
Expected return on plan assets	—	—	—
Rate of compensation increase	2.0%	2.0%	2.3%

4.2. Pension plans and other post-retirement benefits in Latin America

Enersis, S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such’ benefits follows:

Severance indemnities

Under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee in its Chilean entities at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003, those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company and its Chilean subsidiaries used a discount rate of 9.5% for the years ended December 31, 2002 and 2003. Starting January 1, 2004 the Company changed certain of its underlying assumptions related to its severance indemnities changing the discount rate of 6.5% and modifying the turnover rate.

Benefits for Retired Personnel

Other benefits provided to certain retired personnel of Enersis include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits. Descriptions of these benefits for retired personnel are as follows:

i)	Electrical rate service

This benefit is extended only to certain retired personnel of Enersis. These electric rate subsidies result in the eligible retired employees paying a percentage of their total monthly electricity costs, with Enersis paying the difference.

ii)	Medical benefits

This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Enersis. This benefit expires at the time of death of the pensioner.

iii)	Supplementary pension benefits

Eligible employees are able to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires upon the death of the pensioner for the Enersis employee, however, continues to cover the surviving-spouse in the case of employees of the subsidiary Endesa-Chile.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

iv)	Worker’s compensation benefits

Employees that were entitled to Worker’s compensation insurance in prior years for work related injuries receive benefits from the Company when that insurance expires. This benefit continues at the time of death of the pensioner, to cover the surviving–spouse.

The Company has obligations related to post-retirement benefits as stipulated in collective bargaining agreements and pension obligations as stipulated by contract for its subsidiaries in Brazil, Colombia and Chile. Under U.S. GAAP, post-retirement benefits are accounted for under SFAS 106 and pension obligations are accounted for under SFAS 87 which gave rise to an adjustment in the reconciliation to U.S. GAAP relating to Endesa Group’s Brazilian subsidiaries of a decrease in net income of €7 million for the year ended December 31, 2004, an increase in net income of €7 million for the year ended December 31, 2003 and a decrease of €29 million for the year ended December 31, 2002, which is presented in the reconciliation table.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The following data presented under SFAS No. 132 Revised 2004 for Company’s post-retirement benefit plans:

2002

	Millions of euros
	At december 31, 2002
	Pension Benefits			Other Benefits
	Non Contributory	Contributory	Total	Total
Assets and obligations
Accumulated benefit obligation	(39.93)	(199.78)	(239.71)	44.58
Plan assets at fair value	—	125.19	125.19	—

Unfunded accumulated benefit	(39.93)	(74.59)	(114.52)	44.58

Changes in benefit (obligations)
Benefit (obligations) at January 1	(105.33)	(171.30)	(276.63)	(32.83)

Price-level restatement	1.73	3.84	5.57	0.63
Foreign exchange effect	34.84	28.49	63.33	11.43
Net periodic expense	(10.83)	(10.26)	(21.09)	(29.34)
Benefits paid	3.37	16.31	19.68	(0.23)
Company contributions	—	43.73	43.73	5.41

Benefit (obligations) at December 31	(76.22)	(89.19)	(165.41)	(44.93)

Funded Status of the Plans
Projected Benefits Obligation	(78.94)	(201.63)	(280.57)	(44.72)
Fair value of the plans assets	—	125.19	125.19	—

Funded Status	(78.94)	(76.44)	(155.38)	(44.72)
Unrecognized loss	1.13	(24.15)	(23.02)	(17.54)
Unrecognized net prior service cost	1.59	11.40	12.99	17.33

Net liability recorded under U.S. GAAP	(76.22)	(89.19)	(165.41)	(44.93)

Change in the plan assets
Fair value of plans assets, beginning	—	116.12	116.12	—
Foreign exchange effect	—	(25.98)	(25.98)	—
Actual return on the plan assets	—	37.70	37.70	—
Employer contributions	—	18.36	18.36	—
Plan participant contributions	—	5.52	5.52	—
Benefits paid	—	(26.53)	(26.53)	—

Fair value of plans assets, ending	—	125.19	125.19	—

Components of net periodic Benefits expenses
Service cost	0.08	(1.48)	(1.40)	(6.81)
Interest cost	(5.25)	(15.78)	(21.03)	(4.00)
Expected return on assets	—	10.11	10.11	—
Amortization gain (loss)	(4.71)	(1.53)	(6.24)	(15.64)
Amortization of transition asset	(0.95)	(1.58)	(2.53)	(2.89)

Net periodic expenses	(10.83)	(10.26)	(21.09)	(29.34)

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Assumptions as of December 31, 2002

	Pension Benefits			Other Benefits
	Chile	Colombia	Brazil	Chile	Colombia	Brazil
Weighted—discount rate (1)	9.5%	13.5%	11.3%	9.5%	13.5%	11.3%
Weighted—salary increase	3.0%	8.3%	5.5%	—	—	—
Weighted—return on plan assets (1)	—	—	11.3%	—	—	—
Weighted—long term inflation (2)	3.0%	8.3%	4.5%	3.0%	8.3%	4.5%

(1)	Includes fixed long term inflation assumption detail in (2)

2003

	Millions of Euros
	At December 31, 2003
	Pension Benefits			Other Benefits
	Non Contributory	Contributory	Total	Total
Assets and obligations
Accumulated benefit obligation	(49.19)	(230.48)	(279.67)	(39.46)
Plan assets at fair value	—	158.80	158.80	—

Unfunded accumulated benefit	—	(71.68)	(120.87)	(39.46)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(76.22)	(89.19)	(165.41)	(44.93)
Price-level restatement	0.55	0.89	1.44	0.35
Foreign exchange effect	9.20	14.26	23.46	3.92
Net periodic expense	(14.93)	(21.87)	(36.80)	1.81
Benefits paid	3.13	13.87	17.00	0.07
Company contributions	—	0.38	0.38	(2.33)

Benefit (obligations) at December 31	(78.27)	(81.66)	(159.93)	(41.11)

Funded Status of the Plans
Projected Benefits Obligation	(76.74)	(232.50)	(309.24)	(40.18)
Fair value of the plans assets	—	158.80	158.80	—

Funded Status	(76.74)	(73.70)	(150.44)	(40.18)
Unrecognized loss (gain)	(2.33)	(21.25)	(23.58)	(16.29)
Unrecognized net prior service cost	0.80	13.29	14.09	15.36

Net liability recorded under U.S. GAAP	(78.27)	(81.66)	(159.93)	(41.11)

Change in the plan assets
Fair value of plans assets, beginning	—	125.19	125.19	—
Foreign exchange effect	—	(14.73)	(14.73)	—
Actual return on the plan assets	—	47.49	47.49	—
Employer contributions	—	12.04	12.04	—
Plan participant contributions	—	5.10	5.10	—
Benefits paid	—	(16.29)	(16.29)	—

Fair value of plans assets, ending	—	158.80	158.80	—

Components of net periodic Benefits expenses
Service cost	0.03	(1.70)	(1.67)	0.95
Interest cost	(9.61)	(20.82)	(30.43)	0.29
Expected return on assets	—	32.09	32.09	—
Amortization gain (loss)	(4.56)	(28.90)	(33.46)	(0.45)
Amortization of transition asset	(0.79)	(2.54)	(3.33)	1.02

Net periodic expenses	(14.93)	(21.87)	(36.80)	1.81

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Assumptions as of December 31, 2003

	Pension Benefits			Other Benefits
	Chile	Colombia	Brazil	Chile	Colombia	Brazil
Weighted—discount rate (1)	9.5%	12.8%	11.3%	9.5%	12.8%	11.3%
Weighted—salary increase	3.0%	7.5%	5.5%	—	—	—
Weighted—return on plan assets (1)		—	11.3%	—	—	—
Weighted—long term inflation (2)	3.0%	7.5%	4.5%	3.0%	7.5%	4.5%

(1)	Includes fixed long term inflation assumption detail in (2)

2004

	Millions of Euros
	At December 31, 2004
	Pension Benefits			Other Benefits
	Non Contributory	Contributory	Total	Total
Assets and obligations
Accumulated benefit obligation	(75.07)	(253.51)	(328.58)	(47.08)
Plan assets at fair value	—	168.71	168.71	—

Unfunded accumulated benefit	—	(84.80)	(159.87)	(47.08)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(78.27)	(81.66)	(159.93)	(41.11)
Price-level restatement	(1.22)	2.57	1.35	(0.62)
Foreign exchange effect	9.81	1.53	11.34	(0.88)
Net periodic expense	(3.69)	(22.15)	(25.84)	(4.56)
Benefits paid	0.95	21.43	22.38	5.43
Company contributions	—	(0.05)	(0.05)	(10.58)

Benefit (obligations) at December 31	(72.42)	(78.33)	(150.75)	(52.32)

Funded Status of the Plans
Projected Benefits Obligation	(75.07)	(238.22)	(313.29)	(51.00)
Fair value of the plans assets	—	168.71	168.71	—

Funded Status	(75.07)	(69.51)	(144.58)	(51.00)
Unrecognized loss (gain)	—	(22.84)	(22.84)	12.08
Unrecognized net prior service cost	2.65	14.02	16.67	(13.40)

Net liability recorded under U.S. GAAP	(72.42)	(78.33)	(150.75)	(52.32)

Change in the plan assets
Fair value of plans assets, beginning	—	158.80	158.80	—
Foreign exchange effect	—	(16.78)	(16.78)	—
Actual return on the plan assets	—	16.60	16.60	—
Employer contributions	—	9.71	9.71	—
Plan participant contributions	—	3.46	3.46	—
Benefits paid	—	(3.08)	(3.08)	—

Fair value of plans assets, ending	—	168.71	168.71	—

Components of net periodic Benefits expenses
Service cost	(0.84)	(1.84)	(2.68)	(0.66)
Interest cost	(9.50)	(24.47)	(33.97)	(1.30)
Expected return on assets	—	34.90	34.90	(1.59)
Amortization gain (loss)	6.65	(20.34)	(13.69)	(1.01)
Amortization of transition asset	—	(10.40)	(10.40)	—

Net periodic expenses	(3.69)	(22.15)	(25.84)	(4.56)

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

	Pension Benefits			Other Benefits
Assumptions as of December 31, 2004	Chile	Colombia	Brazil	Chile	Colombia	Brazil
Weighted—discount rate (1)	6.5%	11.9%	10.2%	6.5%	11.9%	10.2%
Weighted—salary increase	4.0%	6.8%	5.2%	4.0%	6.8%	5.2%
Weighted—return on plan assets (1)	—	—	10.2%	—	—	—
Weighted—long term inflation (2)	2.5%	6.8%	4.0%	2.5%	6.8%	4.0%

(1)	Includes fixed long term inflation assumption detail in (2)

Followings is a schedule of estimated pay–out of pension benefits in each of the next five years:

As of December 31,	2004
Millions of euros
2005	33
2006	33
2007	35
2008	35
2009	36
Thereafter	142

314

4.3. Special termination benefits

As described in Notes 4, 6 and 15, Endesa Group recorded provisions, for special termination benefits to employees who might retire in future years, as a result of the electric utilities’ transition to a competitive market. These future costs were considered costs of transition to a competitive environment (see Note 6) and were recorded mainly to reserves and deferred charges. Additionally, as explained in Note 6-d, the Ministerial Order dated March 28, 2001, provided for the possibility of writing off against reserves the amount of the capitalized costs of transition to competition that would be recovered through the fixed remuneration but, as of December 31, 2000, were not considered to be recoverable through the fixed remuneration for the transition to competition arising solely as a result of the elimination by Royal Decree Law 2/2001 of the assignment of 4.5% of billings for electricity sales to consumers. Accordingly, under Spanish GAAP a portion of the deferred charges due to the transition to competition relating to the labor force reduction plans approved by the Company was written off against reserves in shareholders’ equity.

Under U.S. GAAP the employer shall recognize the liability for voluntary retirements as an expense in the Income Statement during each respective year only when the employees accept the offer and will be entitle to benefits. Therefore such costs have been adjusted in the reconciliation table.

5. Business Combinations and Goodwill

5.1. Goodwill arising under U.S. GAAP

Under Spanish GAAP, the difference between the purchase price paid in cash for an investment and the participation of the parent company in the equity of such investment should be allocated to the identified assets and liabilities of the subsidiary, up to the limit applicable to the parent’s investment in the difference between the book value and the fair value of the related item. The remaining difference, if positive, should be shown as goodwill and should be amortized over a maximum period of twenty years.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets is recorded as goodwill.

In addition, under Spanish GAAP, business combinations that are realized through the issuance of shares are normally accounted for under the pooling of interests method. Under U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be considered in order to determine the purchase price. Under U.S. GAAP, acquisitions are recorded in accordance with the purchase accounting method. By this method, the excess of the cost under US GAAP over the fair value of acquired assets and liabilities should be recognized as goodwill.

The main adjustments to goodwill included in the reconciliation table are as follows:

i.	On July 16, 1999, Sevillana de Electricidad, S.A., Fuerzas Eléctricas de Cataluña, S.A. (FECSA), Empresa Hidroeléctrica del Ribagorzana, S.A. (ENHER), Eléctricas Reunidas de Zaragoza, S.A. (ERZ), Gas y Eléctricidad, S.A. (GESA), Unión Eléctrica de Canarias, S.A. (UNELCO), Electra de Viesgo, S.A. (VIESGO) and Saltos del Nansa, S.A. (NANSA) were merged into Endesa, S.A. (absorbing company). Under the merger, which was effective for accounting purposes from January 1, 1999, the absorbing company acquired the absorbed companies’ assets and liabilities in bloc by universal succession. The merger took place through the exchange of the shares held by the merged companies’ minority stockholders for newly issued shares of Endesa, S.A. Under U.S. GAAP such acquisition of the shares from the minority stockholders is accounted for under the purchase method. Accordingly, the cost of the acquired company is measured by the fair value of the equity securities issued and goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired. Furthermore, under U.S. GAAP the purchase of the shares from the minority stockholders is recorded on the consummation date of the transaction (July 16, 1999) rather than the accounting effective date. Accordingly, minority interest in the results of operations recorded for the period from January 1, 1999 to July 16, 1999 in Spanish GAAP was adjusted in U.S. GAAP for the purposes of purchase price allocation.

ii.	Additionally, as a result of the acquisitions of shareholdings in previous years the goodwill was adjusted for the differences in Spanish GAAP and U.S. GAAP for the assets and liabilities acquired/assumed.

iii.	For Spanish GAAP purposes the goodwill arising on any acquisition, when the parent company is the direct acquirer of companies abroad, is translated to euros at the exchange rates prevailing at the time the goodwill arises without any subsequent currency translation. For U.S. GAAP purposes the goodwill is considered as a foreign currency asset and is translated at the year-end exchange rate.

Business Combination Additional Information

As explained in note 10, the ENDESA GROUP acquired in September 2004 an additional 35% of SNET for a cash consideration of €121 million and recorded under Spanish GAAP an additional provision for contingent consideration based upon earnings for €22 million. As a result of this acquisition, SNET is now being consolidated in our financial statements. Under US GAAP the Company is completing a purchase price allocation in order to properly identify the part of such difference that correspond to an unrecorded intangible assets and residual equity method goodwill. Under Spanish GAAP property plant and equipment have been recorded based upon their initial fair value estimate and all remaining difference to the price paid and provision for the contingent consideration was recorded as goodwill. Under US GAAP the purchase price of this acquisition would only considered the surrendered cash. In addition, since this business combination was made in

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

the last semester of 2004, under US GAAP an initial amount of €229 million of preliminary recorded amount of goodwill from this transaction is pending to be eventually allocated to any potential intangibles and/or to additional fair value of assets and liabilities acquired/assumed during the next 9 months. Considering that the intangibles that could result, if any, would have a long useful life, the effect of the amortization of such intangibles in year 2004 (three months period from the transaction) would not be significant. Under Spanish GAAP, goodwill is being amortized over a period of twenty years, while, under U.S. GAAP, according to SFAS No. 142, goodwill is not being amortized.

The following unaudited proforma information presents a summary of the effect in the Company’s consolidated results of operations as if the acquisitions described above had occurred on January 1, 2004 and 2003.

	Millions of Euros
	Year ended December 31, 2003	Year ended December 31, 2004
Revenues	689	533
Net income	4	5
Basic EPS (Euros)	0.00	0.00

These unaudited proforma results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2004 and 2003, or future results of operations of the consolidated entities.

5.2. Reversal of goodwill amortization

Under US GAAP effective January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill related to subsidiaries and equity method investments is no longer amortized over its estimated useful life. Goodwill on consolidated subsidiaries is tested for impairment on an annual basis and whenever indicators of impairment arise. Under US GAAP, the goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Under Spanish GAAP, goodwill impairment test is calculated based upon the difference between the fair value and recorded value of the each individual subsidiary, a much lower level than US GAAP reporting units. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

Under SFAS No. 142, intangible assets with indefinite lives are not amortized. Instead they are carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets continue to be amortized over their estimated useful lives. The Group does not have intangible assets with indefinite useful lives (see Note 4.a). The main intangible assets under Spanish GAAP relate to research and developments expenses, concessions, patents, licenses, trademarks and information technology applications. The carrying amounts of intangible assets as of December 31, 2004 are amortized on a straight-line basis over the remaining useful lives of the assets. Thus the estimated aggregate amortization expense for each of the five succeeding fiscal years is €116 million.

Endesa Group has performed the transitional goodwill impairment test required by SFAS No. 142 as of January 1, 2002 and the annual goodwill impairment test as of December 31, 2002, 2003 and 2004.

The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches. The income approach used considered the traditional discounted cash flow method. Goodwill in each operating segment is being tested for impairment as of December 31 of every year.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

As of December 31, 2004, as a result of the test performed, Endesa Group determined that no impairment under US GAAP was required for the goodwill. Therefore, since under Spanish GAAP goodwill is being tested in a much lower level of financial information then the US GAAP reporting unit, the Spanish GAAP goodwill write off have been properly reversed.

The pro-forma effect of applying SFAS No. 142 for the periods presented is as follows:

	(millions of euros)
	As of December 31,
	2002	2003	2004
Reported net income under U.S. GAAP	1,545	1,419	1,576
Add back: Goodwill amortization Spanish GAAP	—	—	—
Add back: Amortization on additional U.S. GAAP goodwill	—	—	—

Adjusted net income under U.S. GAAP	1,545	1,419	1,576

Net income per share under U.S. GAAP(*)	1.46	1.34	1.49

(*)	Computed considering 1,058,752,117 outstanding shares in 2004, 2003 and 2002, respectively.

5.3. Goodwill in subsidiaries and equity method investments

Under U.S. GAAP goodwill related to subsidiaries are disclosed separately as an intangible asset while goodwill on equity method investments are included in the carrying amount of the investments. Under Spanish GAAP there is no such distinction.

As of December 31, 2004 and 2003, the carrying amounts of goodwill arising on consolidated entities are as follow:

	millions of euros
Changes in the amounts of Goodwill-US GAAP	Domestic electricity activity	Latin America electricity activity			European electricity activity		Total
		Chile	Brazil	Others	Italy	France
Balance as of January 01, 2003	642	2,490	323	20	—	—	3,475
Additions/Transfers	—	60	21	7	1,479	—	1,567
Retirements	—	(86)	—	—	—	—	(86)
Translation differences and monetary adjustment	—	37	5	(2)	—	—	40
Impairments	—	—	—	—	—	—	—

Balance as of December 31, 2003	642	2,501	349	25	1,479	—	4,996

	millions of euros
Changes in the amounts of Goodwill-US GAAP	Domestic electricity activity	Latin America electricity activity			European electricity activity		Total
		Chile	Brazil	Others	Italy	France
Balance as of January 01, 2004	642	2,501	349	25	1,479	—	4,996
Additions/Transfers	—	102	7	—	15	275	377
Retirements	—	—	—	—	—	(46)	(24)
Translation differences and monetary adjustment	—	32	3	4	—	—	39
Impairments	—	—	—	—	—	—

Balance as of December 31, 2004	642	2,635	359	29	1,494	229	5,388

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

During 2004 the Company elected to focus on a geographic region for its International Electricity Business Segment. Therefore, management has reorganized the reporting units of such segment based upon countries resulting in the integration of all previous reporting unit segregated in services and countries to a single reporting unit that represent all the Company’s integrate services in each respective country.

As of December 31, 2004 and 2003, the carrying amounts of goodwill arising on equity method investments are as follow:

	millions of euros
	U.S. GAAP
	Auna	Snet	Other	Total
Balance as of January 01, 2003	406	275	—	681
Additions	—	—	—	—
Retirements/Transfers	—	—	—	—
Translations differences and monetary adjustment	—	—	—	—
Impairments	—	—	—	—

Balance as of December 31, 2003	406	275	0	681

	millions of euros
	U.S. GAAP
	Auna	Snet	Other	Total
Balance as of January 01, 2004	406	275	—	681
Additions	175	—	15	190
Retirements/Transfers	—	(275)	—	(275)
Translations differences and monetary adjustment	—	—	—	—
Impairments	—	—	—	—

Balance as of December 31, 2004	581	0	15	596

6. Negative Goodwill

As of December 31, 2004 and 2003, the carrying value of the negative goodwill in consolidation under Spanish GAAP amounted to €12 million and €13 million, respectively.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

differences between the financial statement basis and the tax basis of assets and liabilities and all available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of the deferred tax asset.

b)	Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured “beyond any reasonable doubt”, as opposed to when realization is “more likely than not” under U.S. GAAP.

Deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	Millions of Euros
	Deferred Taxes
	2003		2004
	Assets	Liabilities	Assets	Liabilities
Balance under Spanish GAAP (Note 17)
Current	46	—	—	—
Non-current	2,713	1,459	2,619	1,548

	2,759	1,459	2,619	1,548

Adjustments under U.S. GAAP
Tax credits	398	—	368	—
Legal Restatements	525	—	473	—
Early retirements (both pension and special benefits)	(207)	—	(166)	—
Derivative instruments	(41)	—	15	—
Capitalized interest cost	(41)	—	(62)	—
Capit. Foreign C. Exchange Losses and Adm. E.	(35)	—	16	—
Sale and leaseback involving real estate	44	—	39	—
Asset retirement obligation	74	—	65	—
Others	(99)	—	(105)	102

Total adjustments under U.S. GAAP	618	—	644	102

Valuations allowance	(403)		(368)

Deferred tax under U.S. GAAP	2,974	1,459	2,895	1,650

As a consequence of changes during 1997 in the consolidated tax regime, some companies of the consolidated group were able to generate certain income taxes credits, which were not previously available to the Group. These additional tax credit carryforwards were utilized to reduce future taxable income and expired after 5 years. Since the realization of the credit carryforward is more likely than not to be realized by the Group, a deferred tax credit under U.S. GAAP was recorded for this amount. As of December 31, 2001, after applying the tax credits and tax relief for the year, there were no significant unused tax credits for Spanish GAAP purposes and, therefore, this difference no longer exists.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The deferred tax assets under U.S. GAAP arose from the following:

	Millions of Euros
	2003	2004
Provisions for internal pension allowance which, under Spanish GAAP tax regulations, are not tax deductible until effectively paid or contributed to an external pension fund	11	—
Provisions for personnel restructuring plans, which become tax-deductible when they are effectively paid	909	1,093
Legal Restatements	525	473
Tax basis for depreciation of investments in excess of accounting basis	1,012	1,008
Revenue Recognition	62	35
Tax loss carryforwards and tax credits	272	104
Allowance for bad debts	46	39
Sale and leaseback involving real estate	44	39
Asset retirement obligation (SFAS No. 143)	74	65
Other deferred tax assets (extraordinary repairs, obligations, restructuring of facilities, ...)	19	38

	2,974	2,895

The deferred tax liabilities arose mainly from:

	Millions of Euros
	2003	2004
Accounting basis for depreciation of property in excess of tax basis	618	650
Capital gains and others	841	1,000

	1,459	1,650

A reconciliation of the Spanish GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2002	2003	2004
Statutory Spanish GAAP tax	550	850	781
Effect of lower tax rate	(236)	(127)	(61)
Non-taxable items	209	(28)	(142)
Deductions	(202)	(142)	(173)
Other	116	(3)	(5)

Tax (benefit) expense at effective tax rate	437	550	400

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

U.S. GAAP (SFAS No. 115) requires investments in debt and marketable equity securities to be classified on the basis of the purpose for which they were acquired (held-to-maturity securities, trading securities and

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification: unrealized gains and losses (except other than temporary impairments) on securities that the company considers held-to-maturity are not recorded; unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but as a separate component of shareholders’ equity, other comprehensive income; and unrealized gains or losses on trading securities are recorded in the income statement. Market value is determined using the year-end market price.

For U.S. GAAP purposes, unrealized gains/losses are included in stockholders’ equity as a component of other comprehensive income net of tax effect until they are realized or recorded into earnings due to other than temporary decline of value.

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

The following table presents the aggregate amount of unrealized gains and losses; the aggregate related fair value of our investments and unrealized gains or losses segregated by those that have been in a continuous unrealized gain or loss position for less than 12 months and those that have been in a continuous unrealized gain or loss position for 12 months or longer.

	Original Cost	Fair Value	Gross Unrealized Gains less than 12 months	Gross Unrealized Gains previous years	Total Gross Unrealized Gains
Red Eléctrica de España	20	67	14	33	47

9. Treasury Stock

Pursuant to Spanish GAAP, since there are no plans to retire the treasury stock of the Controlling Company (Endesa, S.A.), these shares are recorded at the lower of cost or underlying book value in the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection. If the cost of the shares of treasury stock is higher than their market value, the provision required to cover this difference is charged to the “Non operating Income” caption in the consolidated statement of income. The remainder of the provisions recorded for the difference between the underlying book value and the lower of the cost or market value of the shares is charged to unrestricted reserves. Gains and losses on subsequent sales of treasury stock are recorded in net income.

Under U.S. GAAP capital stock acquired that is not retired may be treated as if it had been retired or, if not prohibited by law, carried at cost and reflected as a separate deduction from shareholders’ equity. Gains and losses on subsequent sales of treasury stock are not recognized in net income.

10. Restructuring of the mining business

As part of the contemplated restructuring of the mining business in future years, the Group recorded, in its 1995 Spanish GAAP financial statements, a provision for restructuring costs. Under U.S. GAAP, some of the costs included in the provision could not be accrued under the guidelines of EITF 94-3 and SFAS No. 146, from

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

12. Stock issuance expenses and start-up cost

12.1.	Under Spanish GAAP, expenses relating to the issuance of capital stock may be capitalized and amortized over five years. Under U.S. GAAP, direct costs related to the issuance of capital stock must be deducted from the proceeds of the new capital.

12.2.	In accordance with Spanish GAAP, period costs incurred during the start-up of a business that will generate future revenues may be capitalized and are amortized over five years. Under U.S. GAAP, all costs incurred during the start-up period should be expensed in accordance with Statement of Position 98-5 (“SOP 98-5”), except for those costs, which are directly related to and specifically identifiable with the system construction, or those which are clearly related to asset acquisitions. SOP 98-5 defines start-up activities as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities also include activities related to organizing a new entity (commonly referred to as organization costs). Start-up costs expensed include pre-operating costs such as organizational costs, advertising and promotion market research and administrative costs.

An adjustment to account for these differences is included in the reconciliation table.

13. Research and Development

In accordance with Spanish GAAP, the Group capitalizes certain Research and Development expenses when:

•	A specific project and a method for allocating and recognizing the direct costs relating to the project exist.

•	It can be demonstrated the project is technically and commercially feasible and the Group has adequate resources to enable the product or process to be marketed.

Under U.S. GAAP all research and development expenses and any related subsidies are recorded in earnings as incurred.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

For the rest of intangibles, the gross carrying amount and accumulated amortization, in total and by major intangible asset class, and the aggregate amortization expense for the period for intangible assets subject to amortization are as follows:

Intangible Assets	Balance at 12/31/02	Inclusions/ Exclusions	Additions	Provisions and retirements	Other	Balance at 12/31/03	Inclusions/ Exclusions	Additions	Provisions and retirements	Other	Balance at 12/31/04
Concession, patents, licenses, trademarks and information technology	852	(10)	80	(5)	50	967	(123)	107	(19)	(87)	845
Allowances and accumulated amortization	(390)	3	0	(77)	(13)	(477)	32	(5)	(85)	47	(488)

TOTAL	462	(7)	80	(82)	37	490	(91)	102	(104)	(40)	357

14. Capitalization of interest

i.	Spanish subsidiaries of Endesa Group

Interest incurred during construction of tangible fixed assets is capitalized under Spanish GAAP. In accordance with Royal Decree 437/1998, the method used to determine the amount of financial expenses capitalized is as follows:

a)	The specific-purpose financing used for the acquisition or construction of certain of the Company’s assets is allocated to the assets so that the financial expenses incurred on such financing are capitalized in full.

b)	The general-purpose financing, both equity and debt, is allocated proportionally to the rest of the Company’s assets and the accrued interest plus related foreign exchange differences on borrowed funds allocated to construction in progress and nuclear fuel stocks in process are capitalized (in the same proportions) by applying the average effective interest rate on such financing to the average aggregate capitalizable investment.

Under U.S. GAAP interest is generally capitalized on assets that are constructed or otherwise produced for an enterprise’s own use using the overall borrowing. This method differs from that used by Endesa Group, because the interest rate used for the capitalization is calculated on the basis of the interest on the debt as a percentage of the total financial debt and equity.

ii.	Latin America Subsidiaries of Endesa Group

In accordance with Spanish GAAP, the Group has capitalized interest on debt directly related to property, plant and equipment under construction.

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project.

The accumulated amount of interest capitalized under U.S. GAAP for Endesa Group is €184 million, net of accumulated amortization of €30 million. The accounting differences between Spanish GAAP and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation table.

Moreover, under Spanish GAAP foreign exchange gain or loss incurred during construction of tangible fixed assets is also capitalized. Under U.S. GAAP, such costs are not eligible for capitalization under SFAS 52; instead these costs are expensed as incurred.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

15. Revenue recognition

i.	Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs.

Under U.S. GAAP and before the issuance of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101 modified by SAB 104, or SEC Staff Accounting Bulletin Topic 13-A.1, Revenue Recognition), there was no difference between Spanish and U.S. GAAP.

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

Under U.S. GAAP, these up-front charges are credited to deferred revenue and amortized to income over the expected term of the customer relationship. The effect on shareholders’ equity and net income for the years presented is included in the reconciliation table.

ii.	Some Brazilian subsidiaries which are considered Regulated enterprises according to SFAS No. 71 recorded the revenues and deferred the cost established by the Brazilian Government to compensate the effects of the energy shortage in 2002 and 2001. These revenues and deferred costs were fully recognized for Spanish GAAP purposes. Under U.S. GAAP, €38 million and €85 million recognized by Endesa Group as of December 31, 2004 and 2003 respectively as additional revenue would not be recovered in the next 24 months, and accordingly has been reversed for U.S. GAAP purposes, as prescribed by EITF Issue 92-7, “Accounting by rated-regulated utilities for the effects of certain alternative revenue programs”.

16. Translation of financial statements of ENERSIS’ subsidiaries

In 1998, the Chilean Association of Accountants issued its Technical Bulletin (“BT”) No. 64. BT-64 requires the adoption of the U.S. dollar as the “functional currency” as part of a comprehensive basis of adjusting for inflation for those financial statements of foreign subsidiaries that operated in “unstable countries” (as defined by BT-64), and which are not considered to be an extension of the parent company’s operations. Enersis Group (a Chilean SEC registrant which is a subsidiary of Endesa Group) applies this accounting policy also under U.S. GAAP, since BT-64 constitutes an integral part of a comprehensive basis of adjusting for inflation and, therefore, does not need to be eliminated from accounts of the Chilean company for SEC purposes.

However in view of the changes in the economic circumstances in the Latin American region, the Company determined that consideration of the U.S. dollar as the functional currency of these subsidiaries as required by BT-64 was no longer appropriate in 2001. As a result, management decided to discontinue the use of BT-64 in preparation of the U.S. GAAP accounts and apply the provisions of SFAS No. 52, “Foreign Currency Translation,” beginning January 1, 2001. As a result, the adjustment included in net income and shareholder’s equity in the reconciliation for 2004 and 2003 represents the difference between the historical rates applied under Spanish GAAP and U.S. GAAP to the translation of the financial statements of certain Latin American subsidiaries, due to the application of BT-64 prior to 2001 which is being amortized over the remaining useful life of the respective assets that gave raise to this adjustment for each of the companies.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

17. Loss contingencies

Under Spanish GAAP, possible losses are recorded as soon as they become known. Moreover, an analysis is performed when it is probable that an asset has been impaired, and the impairment is recorded only when the carrying amount of an asset is not considered recoverable and exceeds its discounted cash flows. All these impairments posted under Spanish GAAP are analyzed under U.S. GAAP in order to see whether they comply with the requirements of SFAS No.144 and whether the carrying amount of a long-lived asset is not recoverable and exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. For those applicable circumstances, under U.S. GAAP an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. We analyze if all the impairments recorded in our Spanish GAAP financial statements comply with U.S. accounting standards.

The Group, following the Spanish GAAP, reversed as of December 31, 2004, some provisions for possible loss contingencies due to the Argentinean risk. Under U.S. GAAP those provisions have been not recorded in previous years because they did not meet the requirements of being considered probable (“events that are likely to occur”) and that the amount of loss can be reasonable estimated.

18. Derivative instruments and hedging activities

Under U.S. GAAP Endesa Group adopted, effective January 1, 2001, Statement of Financial Accounting Standards No. 133, (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. The difference between a derivative’s previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income (“OCI”), as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

Under Spanish GAAP those derivatives designated as fair value hedges are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP have their respective hedged items recorded at fair value for the risk being hedged and all hedging ineffectiveness is included in earnings. For the years ended December 31, 2004 and 2003, there was not any material ineffective portion for this hedging transaction.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

For these purposes, the Group redesignated all hedging relationships anew for U.S. GAAP purposes at December 31, 2000. Those economic hedge instruments under Spanish GAAP that did not qualify as net investment hedges under U.S. GAAP were recorded in earnings. Subsequently, all differences regarding net investment hedges under Spanish GAAP and U.S. GAAP were recorded in net income for the years ended December 31, 2003, 2002 and 2001 for €(281) million, €184 million and €200 million, respectively, net of tax and minority interest effects. Until 2002, for those hedging relationship effective under U.S. GAAP, Endesa Group utilized debt instruments denominated in U.S. dollar or deemed to be denominated in U.S. dollar as hedging instruments of its net investment in its South American operations. In 2002 €139 million of exchange gains related to non-derivative instruments used as net investments were recorded under the “Translation Differences” caption, net of related tax effect and the portion relating to minority interests. In 2003, Endesa Group continued to hedge its net investments under Spanish GAAP but under U.S. GAAP this was discontinued because virtually all U.S. dollar debt held by Endesa Group in Spain was repaid. Consequently, beginning in 2003, Endesa Group’s subsidiaries overseas are hedging their foreign currency exposure on foreign currency assets with U.S. dollar debt (or debt instruments deemed to be denominated in U.S. dollar) issued at their level. These hedges are treated as net investment type hedge under Spanish GAAP. Under U.S. GAAP, foreign exchange gains or losses on the aforementioned debt are recorded in statements of income because this hedge does not qualify as net investment hedge. In 2004 Endesa Group discontinued their net investment hedge strategy.

The breakdown in 2002 of the hedging instruments, their recorded amounts and the amount accounted under the Cumulative Translation Adjustment caption were as follows:

	millions of euros
Hedging instruments	Impact in Cumulative Translation
	Recorded amount at:	Adjustment for the year ended:
	December 31, 2002	December 31, 2002
Loans	1,344	139

Total	1,344	139

c) Cash Flow Hedges

As part of its overall risk management strategy, Endesa Group uses derivatives to convert its variable-rate notes into fixed-rate debt to manage the cash flow exposure due to interest rate. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges.

All components of each derivative’s gain or loss were included in the assessment of the hedge’s effectiveness. Endesa Group did not reclassify any gains or losses into earnings from accumulated other comprehensive income as a result of the discontinuance of cash flow hedges because management estimated that it was still probable that originally forecasted transactions would occur by the end of the originally specified time period.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

As of December 31, 2004 and 2003 approximately the total amount of €15 million and €24 million, respectively is expected to be reclassified as losses during the next twelve months. The events that are expected to occur in the next twelve months that will trigger the reclassification of these components into earnings include the expiration of the forecasted transaction and the termination of the hedging relationships. The maximum time over which Endesa Group is hedging exposure to variability of cash flow is 179 months. For the years ended December 31, 2004 and 2003, there were not any material ineffective portions for this hedging transaction.

As indicated in note 4.g, on January 1, 2004 the Group has assigned under Spanish GAAP part of its foreign currency debt in a foreign currency cash flow hedge strategy for its forecasted US Dollar sales of electricity in Latin America. Under this hedge strategy exchange gains or losses of the hedge instrument are recorded as cumulative translation adjustment and are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Under US GAAP such foreign currency cash flow hedge strategy was considered not to be a permitted hedging strategy since the hedging instrument was a nonderivative financial instrument, therefore all effects recorded in Spanish GAAP for this transaction have been properly reversed in the reconciliation note.

d) Embedded Derivatives

Endesa Group has entered into various contracts which may contain “embedded” derivative instruments—implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument—which, according to the requirements of SFAS No. 133, need to be bifurcated from the host contract and accounted for as a derivative instrument. Endesa Group has assessed the existence of potential embedded derivatives contained in its contracts entered into or substantively modified since January 1, 1999. Embedded derivatives in contracts that required bifurcation were recorded at their fair value, which consisted basically of certain energy contracts that under the provisions of SFAS No. 133 and related interpretation, require the bifurcation of certain clauses, and their impact in net income after-tax and minority interest as of December 31, 2004 and 2003 was €(2) million and €1 million, respectively.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

In the normal course of operations Endesa Group is involved in energy trading and risk management activities as defined by EITF No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, (EITF 98-10), as superseded by EITF Issued No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in energy Trading and Risk Management Activities (EITF 02-03). EITF 02-03 requires that all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) that are also considered to be derivatives pursuant to SFAS No. 133 should be measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts that are also considered to be derivatives pursuant to Statement 133 are classified as other income or other expense. EITF 02-03 applies to all energy trading contracts and not just those that meet the definition of a derivative.

As of December 31, 2004 and 2003, Endesa Group had open energy trading contracts that pursuant to EITF No. 02-03 should be marked to market (i.e. measured at fair value determined as of the balance sheet date) with gains recorded in current earnings and an impact in net income of €0 million and €(6) million, respectively before the tax effect.

The approximate fair value as of December 31, 2004 and 2003 of these other derivatives used as economic hedges, but not designated under SFAS No. 133, is set forth below (before tax effect):

	Millions of Euros
	Years ended December 31,
	2003		2004
Derivatives	Assets	Liabilities	Assets	Liabilities
Collar	—	14	—	4
Swaps	4	—	—	75
Fras	—	—	—	—

19. Assets held for sale

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets” (SFAS No. 144) which supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and certain provisions of Accounting Principles Board Opinion No. 30 (APB 30) “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS No. 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

The Group evaluated the carrying values of all assets held for sale, recording a loss in those cases, if any, that one of the assets’ fair values less cost to sell was lower than the carrying value of those assets. As of December 31, 2004 and 2003 there is not any adjustment related to these assets in the reconciliation table.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The Group evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plants are not components, as they are included as part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, the Group plans to continue generating revenues from Canutillar through a purchase power agreement, management’s agreement, and a transmission leasing arrangement with the future buyer. In regards to the sale of the Spanish mainland transmission system to Red Eléctrica de España (REE), Endesa Group, as well as a number of other non-related utility companies, will continue to use the system. A fee established by the Government will be paid to REE by the customers through the utilities companies and the Comisión Nacional de Energía (CNE). Río Maipo and Infraestructura 2000 do meet the conditions for discontinued operations because they have distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of these companies have been eliminated from the ongoing operations of the Company as the Group will not have any continuing involvement in the operations of Río Maipo and Infraestructura 2000 after they are sold.

The major classes of discontinued consolidated assets, consolidated liabilities, minority interest and consolidated statement of income and cash flow included in the Spanish GAAP Endesa Group consolidated financial statements are as follows:

At December 31,
Millions of Euros
2002
Assets:
Equity investments (*)	(51)
Current assets (discontinued)	95
Utility plant and intangible assets (discontinued)	277
Other fixed assets (discontinued)	32

Total assets of discontinued operations	353

Liabilities:
Current liabilities (discontinued)	132
Long term liabilities (discontinued)	158

Minority interest (discontinued)	45

Total liabilities and minority interest of discontinued operations	335

Cash flow from operating activities (discontinued)	28
Cash flow from investing activities (discontinued)	(30)
Cash flow from financing activities (discontinued)	41

Net change in cash and cash equivalents (discontinued)	39

(*)Infraestructura 2000 is consolidated in Spanish GAAP under the equity method

Operating income (discontinued)	36
Ordinary income (discontinued)	22
Consolidated income before taxes (discontinued)	22
Corporate income tax (discontinued)	(3)
Income attributed to minority interests (discontinued)	(6)

Income for the year attributed to the controlling company (discontinued)	13

Net income per share, under Spanish GAAP (*)	0.012

(*) Computed considering 1,058,752,117 outstanding shares in 2002

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

20. Currency Translation Adjustment

Both Spanish GAAP and U.S. GAAP requires that the Currency Translation Adjustment (CTA) arising from the translation of the financial statements of foreign subsidiaries and associated companies is recorded to Shareholders’ Equity. However, under Spanish GAAP when an investment in a foreign company is sold, the accumulated CTA is reclassified to consolidated retained earnings while U.S. GAAP requires the accumulated CTA to be credited to the statement of income. This adjustment though does not affect Stockholders’ Equity.

In 2003, Endesa Group disposed two foreign entities (Río Maipo and Infraestructura 2000). The accumulated CTA amount related to these entities reflected in statement of income for U.S. GAAP purposes was €16 million.

In 2004 none of the foreign companies were sold and, accordingly, the reconciliation of Spanish GAAP to U.S. GAAP does not include any adjustments in this regard.

21. Asset retirement obligation

Effective January 1, 2003, Endesa Group adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. This standard requires Endesa Group to recognize asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations are accreted to their present value at the end of each reporting period. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over its useful life.

Endesa Group evaluated its leased and owned assets, particularly power plants and mines, utilized in its operations in Spain and overseas. During this evaluation, it was determined that it had legal obligations to return certain assets to their condition before Endesa Group obtained ownership or use of the related asset.

Adoption of this standard resulted, as of December 31, 2003, in an increase in non-current assets and non-current liabilities of €40 million and €250 million, respectively, and a cumulative effect adjustment reducing net income by €137 million after-tax. In 2004, adoption of this standard resulted in an increase in non-current assets and non-current liabilities of €48 million and €267 million, respectively, and a cumulative effect adjustment reducing shareholders’ equity by €120 million after-tax.

On a pro forma basis, assuming SFAS 143 had been adopted at the beginning of the period, Endesa Group’s Statements of Income for 2002 and 2001 would have decreased by €10 million and €10 million, net of tax, respectively, and the liability for asset retirement obligations as of December 31, 2002 and 2001 would have been €299 million and €286 million, respectively.

A reconciliation of the changes in the asset retirement obligation is depicted below:

	December 31, 2003	December 31, 2004
Beginning Balance	—	312
First Application	299	—
Obligations Incurred	—	—
Obligations Settled	—	—
Accretion Expenses	13	10
Cash Flow Revision	—	(55)
Ending Balance	312	267

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

As indicated in note 4.c we have changed our estimated useful life of our nuclear power plant from 30 years to 40 years, therefore such change resulted in the revisions to the timing of the original estimate of undiscounted cash flows and all impacts were recognized a decrease in (a) the carrying amount of the liability for an asset retirement obligation and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

22. Sale and leaseback involving real estate

In 2003 Endesa Group sold and leased back certain real estate assets, including its main office building, to a third party, which is not a Special Purpose Entity (SPE) as defined in U.S. GAAP.

Under Spanish GAAP, these assets were removed from the balance sheet and a gain immediately recognized in statement of income.

Under U.S. GAAP, only the gain on the sale in excess of the present value of the minimum lease payments is recognized at the date of the sale. The remaining gain is deferred and amortized in accordance with SFAS No. 28, “Accounting for Sales with Leaseback”, i.e. amortized in equal monthly amounts over the lease term because the leaseback have been classified as an operating lease.

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

24. Guarantees

	Millions of euros
	December 31, 2003
	Expire within one year	Expire after one year	Total amount oustanding	Maximum potential amount of future payments
Bank guarantees	32	675	707	707
Guarantees between parent and its subsidiaries	1,528	8,953	10,481	10,481

TOTAL	1,560	9,628	11,188	11,188

	Millions of euros
	December 31, 2004
	Expire within one year	Expire after one year	Total amount oustanding	Maximum potential amount of future payments
Bank guarantees	131	348	479	479
Guarantees between parent and its subsidiaries	2,146	8,067	10,213	10,213

TOTAL	2,277	8,415	10,692	10,692

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

In the course of its business, Endesa Group grants certain guarantees to third parties (most commonly to financial institutions and government agencies). These guarantees—which are given to ensure the proper performance of contractual obligations by Endesa S.A. or its consolidated subsidiaries in the normal course of their business—do not increase Endesa Group’s commitments unless material minority interests exist in the subsidiaries whose obligations are guaranteed.

Endesa Group also grants guarantees relating to the commitments of companies accounted for by the equity method on an exceptional basis.

25. New accounting standards

Statements of Financial Accounting Standards No. 123 (Revised 2004): Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, December 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year ending December 31, 2005. The Company does not anticipate that adoption of this Standard will have a material effect on its financial position, results of operations, or cash flows.

Statements of Financial Accounting Standards No. 128R, Earnings per Share, an amendment to FAS 128

In December 2004, the FASB deferred the issuance of their final standard on earnings per share SFAS No. 128R, Earnings per Share, an amendment to FAS 128. The final standard is expected to be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The Company is currently evaluating the proposed provisions of this amendment to determine the impact on its consolidated financial statements.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4

On November 24, 2004, the FASB issued SFAS No. 151, “Inventory Cost, a revision of ARB No. 43, Chapter 4”. The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities. SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29

On December 16, 2004, the FASB issued SFAS N0.153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29”, which amends Accounting Principles Board Opinion No. 29 “Accounting

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

for Nonmonetary Transactions”. This amendment is based on the idea that exchange transactions should be valued in accordance with the value of the exchanged assets. The exception made for similar non-monetary productive assets is eliminated and substituted by a more extensive exception related to non-monetary assets with a non-commercial consideration. APB No. 29 stated that the exchange transaction of a productive asset for a similar one should be recorded at the book value of the exchanged asset. SAS No. 153 will be applicable for non-monetary asset exchange transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 153 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005, the FASB issued FASB Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20, “Accounting Changes”, and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

SAB No. 107: Shared Based Payment On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB)relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FIN No. 46—Consolidation of Variable Interest Entities—an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46”) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004.

FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

EITF 04-1: Accounting for Preexisting Relationships between the Parties to a Business Combination

This Issue addresses the accounting for preexisting relationships between the parties to a business combination. The consensuses in this Issue should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The application of this new accounting literature by Endesa had no impact on its financial position, cash flows or results of operations.

EITF Issue No. 01-08—Determining Whether an Arrangement Contains a Lease

In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The application of this EITF has not had any effect on The Company’s financial position, cash flows or results of operations.

EITF Issue No. 03-11—Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determined whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The application of this EITF has not had any effect on The Company’s financial position, cash flows or results of operations.

26. Disclosures about the fair value of financial instruments and about derivative financial instruments

Statement of Financial Accounting Standard No. 107 (SFAS No. 107) requires that the Company disclose the estimated fair values of its financial instruments as of December 31, 2004 and 2003. The following methods and assumptions were used by the Group to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

1.	Cash, short-term financial investments, accounts receivable and payable, and other short- term debt and credit-

The carrying values reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

2.	Financial investments in non-consolidated companies-

The fair value of the long-term investment securities of the companies not consolidated as of December 31, 2004 and 2003, is as follows:

-Listed companies-

Listed companies were valued at their market price on the last trading day in 2004 and 2003. As of December 31, 2004 and 2003, the market value of available-for-sale securities, based on the stock market price was as follows:

	Millions of euros
	Cost Basis	Gross Unrealized Gains/(Losses)	Fair Value
2003	110	144	254
2004	20	47	67

In 2004 and 2003, none of the investments in available-for-sale securities was more than 12 months in a continuing unrealized loss position.

- Unlisted companies-

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

3.	Loans to companies accounted for by the equity method and other loans-

The fair value is the book value since they accrue interest cost at market rates.

4.	Debentures and bonds-

Since all the debentures and bonds are listed, the fair values reflect the market price on the last trading day in 2004 and 2003.

5.	Commercial paper-

Commercial paper notes were discounted to present value on the basis of the market interest rates borne by these securities as of December 31, 2004 and 2003.

6.	Fixed-interest loans and credits-

The fair value of fixed-interest loans and credits was estimated by discounting at the market interest rate for similar transactions arranged at 2004 and 2003 year-end.

7.	Variable-interest loans and credits-

Since these debts are valued at prevailing market interest rates, their fair value as of December 31, 2004 and 2003, is the same as their carrying amounts.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

8.	Other long-term debt-

This caption includes various long-term debt items, principally guarantees received, which, because of their nature, are not transferable and whose fair value is the same as their book value.

9.	Derivative financial instruments-

The fair value of derivatives is determined based on quotes received from banks for instruments with similar terms and remaining maturities.

Following is a summary of the carrying amounts and fair value of the financial instruments as of December 31, 2004 and 2003:

	Millions of Euros
	2004		2003
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash	304	304	183	183
Short-term financial investments	2,205	2,205	2,139	2,139
Accounts receivable	4,465	4,465	4,096	4,096
Trade accounts payable	2,970	2,970	2,385	2,385
Payable to companies carried by the equity method	24	24	18	18
Other non trade payable	2,077	2,077	1,840	1,840
Financial investments (non consolidated):
Listed companies	20	67	110	254
Unlisted companies	375	375	573	573
Loans to companies carried by the equity method Controlling company shares	47	47	232	232
Other loans	996	996	1,194	1,194
Short and long term debt:
Debentures and bonds	10,123	11,083	11,138	11,385
Commercial paper	1,702	1,701	888	888
Cross Currency Swaps	(221)	(209)	(61)	(29)
Payable to credit entities:
Fixed interest loans	895	918	1,008	1,063
Variable interest loans	5,123	1,597	5,018	5,018
Other accounts payable	1,039	1,039	1,209	1,209
Capital payment payable	2	2	10	10

	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivative financial instruments:
Interest rate SWAPS and FRAs agreement	12,699	(214)	13,842	92
Foreign currency futures and options	344	(0)	551	(0)
Cap and collar contracts	2,275	3	4,673	(51)

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

27. Classification differences and other

Nuclear Fuel

As disclosed in Note 4, under Spanish GAAP, the Company has classified Nuclear Fuel in Inventory that under U.S. GAAP constitutes a depreciable asset. Consequently, under U.S. GAAP, €216 million and €217 million should be reclassified from inventory to long-term asset as of December 31, 2004 and 2003, respectively. The related U.S. GAAP depreciation expense of €88 million, €90 million and €93 million for the years ended December 31, 2004, 2003 and 2002, respectively, is reclassified but remains unchanged.

Extraordinary Income (Expense) and Other Income Classification Differences

As described in Note 18, in 2004, 2003 and 2002, under Spanish GAAP the Company recorded as non-operating results items that under U.S. GAAP would be recorded as operating revenues (expenses). These reclassifications do not affect the reconciliation of net income and stockholders’ equity.

Additionally the “Capitalized expenses” recorded in the consolidated statements of income under Spanish GAAP, should be reduced from the respective expenses instead of income.

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

Consolidation principles

The Property Associations in which the Group has material ownership interests were proportionally consolidated in the consolidated financial statements (see note 3-b). Regarding our Property Associations, we affirm they represent an undivided interest held in specific assets, owned by various partners, we are proportionally liable for each liability and they are not separate legal entities. We consider that the analysis of the joint control of these assets is not applicable due to the specific characteristic of such assets. Additionally, as requested by SAB Topic 10-C, the amounts integrated in our financial statements are disclosed below:

	Million of euros
	Amounts integrated in Endesa’s assets
	Utility plant in use	Accumulated depreciation	Plant under construction	Endesa’s share
CN. Asco I	2,364	(1,505)	16.08	100%
CN Asco II	2,112	(1,273)	15.68	85%
CN Vandellos II	2,390	(1,370)	13.83	72%
CN Almaraz I	374	(244)	5.90	36%
CN Almaraz II	367	(218)	6.34	36%
CC Anllares	145	(117)	2.13	33%

TOTAL	7,752	(4,727)	59.96

Under Spanish GAAP, the Company uses the proportional consolidation method for its investment in Nuclenor, S.A.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

As U.S. GAAP does not permit proportional consolidation, this company should have been accounted for using the equity method. This difference has no effect on Net Income or Shareholders’ Equity. The amounts proportionally consolidated by the Company are summarized below:

	Millions of Euros
	Years ended December, 31
	2002	2003	2004
Total fixed and other non-current assets	73	72	74
Total current assets	67	41	42

Total assets	140	113	116

Total non-current liabilities	27	98	29
Total current liabilities	41	15	14

Total liabilities	68	113	43

	Years ended December, 31
	2002	2003	2004
Operating Revenues	82	62	63
Operating Expenses	47	44	48

Net Operating Revenue	35	18	15

Cash flow from operating activities	36	23	19
Cash flow from investing activities	(6)	(8)	(7)
Cash flow from financing activities	(30)	(11)	(12)

Net change in cash and cash equivalents	—	4	—

As discussed in Note 3(b)—Basis of Presentation and Consolidation Principles, we do not consolidate some of our subsidiaries because as a whole they were not considered material in respect of the true and fair view of the consolidated financial statements. Under Spanish GAAP and U.S. GAAP these subsidiaries were valued at the lower of cost or market. did not consolidate these subsidiaries under U.S. GAAP, on the basis that consolidating these subsidiaries would have a “de minimis” impact, individually and in the aggregate. As of December 31, 2004 these entities represented 0.5% of our consolidated assets, 1.5% of our consolidated revenues and 0.4% of our consolidated income from operations.

Classification of transaction cost

Under Spanish GAAP, costs incurred to issue debt are included in the initial measurement of the underlying transactions.

Under US GAAP, issue costs are reported in the balance sheet as deferred charges.

Deconsolidation of Endesa Capital Finance, LLC

In March 2003, Endesa Group created a variable interest entity (“VIE”), Endesa Capital Finance, LLC (“Endesa Capital Finance”) to issue €1,500 million of preferred stock (see Note 13). As discussed above, the Financial Accounting Standards Board (“FASB”) released Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46R”), which requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46R is effective immediately for VIEs created after January 31, 2003 and to VIEs in

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

which an enterprise obtains an interest after that date. According to this Interpretation, Endesa Capital Finance is a VIE and Endesa Group is not the primary beneficiary. Accordingly, under U.S. GAAP, Endesa Group should not consolidate Endesa Capital Finance.

Therefore, the €1,500 million of preferred stock issued by Endesa Capital Finance that is classified as minority interests under Spanish GAAP should be reclassified to long-term debt in the Consolidated Balance Sheet under U.S. GAAP.

Finally, the €60 million that is classified as income (loss) attributed to minority interests in the Statement of Income should be reclassified to financial expenses.

28. Comprehensive Income

Total Comprehensive income under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 was €1,470 million, €1,426 million and €192 million, respectively. The following is a Statement of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002:

	Millions of euros
	2002	2003	2004
Net Income according to U.S. GAAP	1,545	1,419	1,576

Currency Translation Adjustment (*)	(1,423)	193	64
Translation differences related to disposals (*)	—	—	—
Available-for-sale securities, net of tax effect (**)	(69)	118	(63)
Derivative instruments:	—	—	—
Deferred revenues on SFAS No. 133 hedge net of tax	139	(304)	(107)

Comprehensive (loss)/Income	192	1,426	1,470

(*)	There is no tax effect on translation adjustments
(**)	Tax effect of 35%

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The table below shows changes in Accumulated Other Comprehensive Income:

	In millions of Euros
	Accumulated Other Comprehensive Income (Loss) Net of Tax
	Unrealized Gains (Losses) on Securities	Foreign Currency	Derivatives	Total
Balance at December 31, 2002	(24)	(2,153)	310	(1,867)

Unrealized gains (losses) on securities for the period	113	—	—	113
Reclassification to net income for gain (losses) realized from disposal of securities	5	—	—	5
Reclassification to net income for gain (losses) realized from other then temporary impairments of securities	—	—	—	—
Foreign currency period change, net of disposals	—	193	—	193
Derivatives period change, net of reclassifications to net income	—	—	(304)	(304)

Balance at December 31, 2003	94	(1,960)	6	(1,860)

Unrealized gains (losses) on securities for the period	32	—	—	32
Reclassification to net income for gain (losses) realized from disposal of securities	—	—	—	—
Reclassification to net income for gain (losses) realized from other then temporary impairments of securities	(95)	—	—	(95)
Foreign currency period change, net of disposals	—	64	—	64
Derivatives period change, net of reclassifications to net income	—	—	(107)	(107)

Balance at December 31, 2004	31	(1,946)	(101)	(1,966)

29. Valuation and Qualifying Accounts

The movement in allowance for doubtful accounts is as follows:

	Millions of euros
	2002	2003	2004
Balance at beginning of period	353	247	238

Additions:
Charged to operating expenses	120	97	83
Charged to other accounts	—	—	—
Deductions	(226)	(106)	(71)

Balance at end of period	247	238	250

30. Consolidated statements of cash flows

Note 24 includes a statement of sources and applications of funds prepared according to Spanish GAAP. Under U.S. GAAP, SFAS No. 95, Statements of cash flow, requires of cash flows to be presented in accordance with U.S. GAAP format as part of a full set of financial statements.

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The consolidated statements of cash flows of Endesa Group for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with U.S. GAAP format and classification is presented below. For purposes of this statement, short-term investments are considered to be cash equivalents.

	Amounts in Millions of euros
	Years Ended December 31,
	2004	2003 (*)	2002
Cash flows from operating activities:
Net income	1,379	1,312	1,270
Adjustment to reconcile net income to net cash provided by operations
Depreciation and amortization	1,955	1,895	2,416
Provisions for pensions and third-party liabilities	219	736	904
Losses on disposal of fixed assets and others	(150)	(799)	(1,123)
Deferred taxes	222	463	440
Income allocated to minority interest	454	565	(136)
Equity in the income of companies carried by equity	(53)	(6)	133
Other non-cash items, net	(154)	(351)	381
Inventories	(52)	69	(20)
Accounts receivable	(102)	(279)	146
Trade accounts payable	484	519	(264)
Prepaid expenses	—	12	(16)
Settlements of provisions	(454)	(414)	(640)

Net cash provided by operations	3,748	3,722	3,491

Cash flows from investing activities:
Capital expenditures	(2,262)	(2,050)	(2,084)
Divestures from sales of property plant in equipment and investment	407	1,825	2,499
Acquisition of financial investments	(430)	(458)	(1,366)
Expenses and interest capitalized	—	(132)	(288)
Loan extinguishment	274	711	399
Subsidies	159	295	309
Other property and investments	16	(113)	(93)

Net cash used in investing activities	(1,836)	78	(624)

Cash flows from financing activities:
Issuance of long-term debt	1,363	6,585	3,287
Dividends paid in cash, including interim dividend	(935)	(866)	(839)
Repayments of long-term debt	(455)	(8,872)	(6,095)
Contribution of minority interest	—	2,153	—
Variations in financial liabilities	(1,720)	(2,606)	1,842
Other financing activities	44	111	73
Debt/Equity issuance costs	—	(171)	—

Net cash used by financing activities	(1,703)	(3,666)	(1,732)

Increase (Decrease) in cash and cash equivalents	209	134	1,135

Cash and cash equivalents at the beginning of year	2,322	2,188	1,053
Variations in cash and equivalents for exchange rate	(22)	—	—

Cash and cash equivalents at the end of year	2,509	2,322	2,188

(*)

For a better presentation purposes, the company has registered some reclassifications in the 2003 and 2002 figures in order to reflect the same concepts as included in 2004. The company has included debt issuance

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

costs for an amount of €171 million for December 31, 2003 as part of cash flows from financing activities instead of cash flow from operation. In addition, the line “variations in working capital for additions” included in our 2003 and 2002 20-F, which represented variations in cash and cash equivalents due to acquisition or disposals of interests in subsidiaries and changes in consolidation, has been reclassified to be netted from the amount of the acquisitions/disposals reflected in the cash flow from investing activities (shown as “other property and investments”) Both reclassification did not have any material effect in our cash flow or cash flow from operation.

Supplementary information required by SFAS No. 95 is as follows:

Cash paid during the period for:

	Amounts in millions
	Years Ended December 31,
	Euros			US Dollars
	2002	2003	2004	2004
Interest, net of amount capitalized	1,322	1,316	1,459	1,797
Income taxes	103	134	702	865

31. Restricted Net Assets

Some of Endesa’s subsidiaries are subject to debt agreements that limit the cash dividends and loans that may be distributed to us. At December 31, 2004, our total restricted net assets for our consolidated subsidiaries and our participation in undistributed earnings of our equity investees were €1,417 million and €6 million, respectively.

32. Segment disclosures

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

The Domestic Electricity Business includes generation (coal, nuclear, hydroelectric and fuel oil and gas generation facilities), transmission, distribution and sales to customers of electricity. This segment also includes distribution and supply of Natural Gas, and renewable energies and cogeneration.

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

The Other Businesses includes the related business (water distribution and treatment), and the non-core business (basically telecommunications and new technologies).

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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

Factors management used to identify the Group’s reportable segments:

Each segment of the Group is managed separately because each offers different products or serves different markets and at the same time this discloses clearly the geographical classification of its activities with the exception of “Other business”. Other Businesses includes the energy-related business and the non-core business mainly located in Spain with the exception of Smartcom, a Chilean telecommunications company. The geographical disclosure of the Other Business segment is as follows:

	2002			2003			2004
	Other Business			Other Business			Other Business
	Spain	Chile	Total	Spain	Chile	Total	Spain	Chile	Total
Operating Revenues	130	—	130	83	—	83	21	—	21
Operating Expenses:	145	—	145	85	—	85	26	—	26
Purchases	82	—	82	48	—	48	2	—	2
Personnel Expenses	20	—	20	11	—	11	8	—	8
Depreciation and amortization	8	—	8	5	—	5	7	—	7
Variation in Operating Provisions	2	—	2	1	—	1	(2)	—	(2)
Other Operating Expenses	33	—	33	20	—	20	11	—	11
Operating Income	(15)	—	(15)	(2)	—	(2)	(5)	—	(5)
Financial Revenues	20	—	20	67	—	67	71	—	71
Financial Expenses	78	—	78	71	—	71	74	—	74
Financial Income (Loss), Net	(58)	—	(58)	(4)	—	(4)	(3)	—	(3)
Income (Loss) from Associated Companies	(149)	(53)	(202)	8	(34)	(26)	15	10	25
Amortization of Goodwill	(297)	338	41	23	4	27	32	4	36
Non-Operating Income (Loss), Net	(270)	—	(270)	0	—	0	128	—	128
Consolidated Income (Loss) before Taxes	(195)	(391)	(586)	(21)	(38)	(59)	103	6	109
Corporate Income Tax	(63)	—	(63)	(16)	—	(16)	14	—	14
Minority Interests	2	—	2	4	—	4	2	—	2
Income (Loss) attributable to the Parent Company	(134)	(391)	(525)	(9)	(38)	(47)	87	6	93

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

The following table presents information regarding the Company’s business segments for the year ended December 31, 2004, 2003 and 2002.

Prior to the year ended December 31, 2004, the results of operations of our cogeneration and renewable energies business were included within “Other Businesses”. For the year ended December 31, 2004, the results of operations of our cogeneration and renewable energies business are included within “Domestic Electricity Business”. Solely for purposes of the information regarding the Company’s business segments for the fiscal year ended December 31, 2004 versus the fiscal years ended December 31, 2003 and 2002, we have modified the results of operations of “Domestic Electricity Business” and “Other Businesses” for the fiscal years ended December 31, 2003 and 2002 to reflect the reclassification and make such results of operations comparable to those for the year ended December 31, 2004. The above modification did not have any material impact on our segment information individually or in aggregate and no effect on our consolidated results of operations. We intend to continue to use this presentation in the future because it more accurately reflects the way in which management evaluates the performance of our different lines of business.

In addition, in the year ended December 31, 2002, the results of operations of our gas business were included within “Other Businesses”. For the years ended December 31, 2003 and 2004, the results of operations of our gas business were included within “Domestic Electricity Business”. Solely for purposes of the information regarding the Company’s business segments for the fiscal year ended December 31, 2004 versus the fiscal years ended December 31, 2003 and 2002, we have modified the results of operations of “Domestic Electricity Business” and “Other Businesses” for the fiscal year ended December 31, 2002 to reflect the reclassification and make such results of operations comparable to those for the years ended December 31, 2003 and 2004. The above modification did not have any material impact on our segment information individually or in aggregate and no effect on our consolidated results of operations. We intend to continue to use this presentation in the future because it more accurately reflects the way in which management evaluates the performance of our different lines of business.

	2004
	Domestic Electricity Business	International Electricity Business	Europe Electricity Business	Other Business	Total
Operating revenues	11,299	4,140	2,605	21	18,065
Operating expenses	9,627	2,959	2,211	26	14,823
Purchases	6,740	1,732	1,740	2	10,214
Personnel expenses	888	277	115	8	1,288
Depreciation and amortization	1,054	419	163	7	1,643
Variation in operating provisions	28	24	2	(2)	52
Other operating expenses	917	507	191	11	1,626
Operating income (loss)	1,672	1,181	394	(5)	3,242
Financial revenues	42	373	6	71	492
Financial expenses	567	699	79	74	1,419
Financial income (loss), net	(525)	(326)	(73)	(3)	(927)
Income (loss) from associated companies	33	16	10	25	84
Amortization of goodwill	—	186	90	36	312
Non-operating income (loss), net	(131)	108	41	128	146
Consolidated income before taxes	1,049	793	282	109	2,233
Corporate income tax	109	173	104	14	400
Minority interests	69	350	33	2	454
Income attributable to the controlling company	871	270	145	93	1,379

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

	2003
	Domestic Electricity Business	International Electricity Business	Europe Electricity Business	Other Business	Total
Operating revenues	10,901	3,623	2,037	83	16,644
Operating expenses	9,094	2,552	1,769	85	13,500
Purchases	6,356	1,436	1,469	48	9,309
Personnel expenses	837	260	78	11	1,186
Depreciation and amortization	1,072	413	116	5	1,606
Variation in operating provisions	36	20	—	1	57
Other operating expenses	793	423	106	20	1,342
Operating income (loss)	1,807	1,071	268	(2)	3,144
Financial revenues	162	680	6	67	915
Financial expenses	648	880	51	71	1,650
Financial income (loss), net	(486)	(200)	(45)	(4)	(735)
Income (loss) from associated companies	16	18	22	(26)	30
Amortization of goodwill	—	171	91	27	289
Non-operating income (loss), net	381	(100)	(4)	—	277
Consolidated income before taxes	1,718	618	150	(59)	2,427
Corporate income tax	441	79	46	(16)	550
Minority interests	54	455	52	4	565
Income attributable to the controlling company	1,223	84	52	(47)	1,312

	2002
	Domestic Electricity Business	International Electricity Business	Europe Electricity Business	Other Business	Total
Operating revenues	11,264	4,084	1,760	130	17,238
Operating expenses	9,085	2,816	1,610	145	13,656
Purchases	6,501	1,508	1,334	82	9,425
Personnel expenses	835	317	79	20	1,251
Depreciation and amortization	1,108	467	113	8	1,696
Variation in operating provisions	(21)	20	1	2	2
Other operating expenses	662	504	83	33	1,282
Operating income (loss)	2,179	1,268	150	(15)	3,582
Financial revenues	136	492	3	20	651
Financial expenses	623	1,521	63	78	2,285
Financial income (loss), net	(487)	(1,029)	(60)	(58)	(1,634)
Income (loss) from associated companies	85	7	17	(202)	(93)
Amortization of goodwill	7	215	92	41	355
Non-operating income (loss), net	818	(455)	(22)	(270)	71
Consolidated income before taxes	2,588	(424)	(7)	(586)	1,571
Corporate income tax	525	39	(64)	(63)	437
Minority interests	8	(182)	36	2	(136)
Income attributable to the controlling company	2,055	(281)	21	(525)	1,270

Revenues from Compañía Operadora del Mercado Español de Electricidad, S.A. (OMEL) of Endesa Group’s Domestic Electricity Business, represents €3,090 million and €3,220 million of Endesa Group’s consolidated revenues as of December 31, 2004 and 2003, respectively. The total operating income (loses) with OMEL represents €(180) million and (€74) million for the years ended December 31, 2004 and 2003, respectively.

Neither we nor any of our segments depends on any single customer, small group of customers, or government for more than 10% of its sales.