Form 20-F/A
period 2004-12-31
ENDESA SA
filed 2005-10-28
CIK 1046649

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

EXPLANATORY NOTE

This Form 20-F/A has been filed to amend Items 3.A and 19(a) (List of Financial Statements) of Endesa’s 2004 annual report on Form 20-F as filed with the Commission on June 30, 2005 (the “2004 Form 20-F”).

The principal impact of this amendment is the elimination, under U.S. GAAP, of certain sales and operating costs related to Endesa’s electricity and gas businesses that under Spanish GAAP are recorded on a gross basis but under IFRS and U.S. GAAP are recorded on a net basis. This adjustment is described and quantified in the discussion of Endesa’s net sales under IFRS on page 78 of the 2004 Form 20-F as filed with the Commission on June 30, 2005.

Note 26.27 (“Classification differences and other”) of the financial statements included in Item 19(a) of the 2004 Form 20-F has been amended to include an additional explanation with respect to the difference between Spanish GAAP and U.S. GAAP described in the preceding paragraph. Also, the figures for Endesa’s net sales under U.S. GAAP on page 3 of the 2004 Form 20-F have been revised to reflect this difference in treatment. These revisions do not affect Endesa’s net income or stockholders’ equity under U.S. GAAP.

Additionally, certain other revisions have been made to the selected financial data under U.S. GAAP on pages 3 and 4 of the 2004 Form 20-F to reflect differences between Spanish GAAP and U.S. GAAP that are disclosed in note 26 to the financial statements included in the 2004 Form 20-F and the financial statements included in Endesa’s 2003 annual report on Form 20-F (the “2003 Form 20-F”). These revisions relate to the reclassification of certain preferred stock issued by Endesa Capital Finance LLC from minority interests to long-term debt (pages F-120 and F-121 of the 2004 Form 20-F) and the effect in sales of the de-consolidation and application of the equity method to Endesa’s investments in Endesa Italia, S.R.L. (pages F-67 and F-68 of the 2003 Form 20-F) and Nuclenor, S.A. (pages F-119 and F-120 of the 2004 Form 20-F). In addition, we have corrected the name of a line item (“operating income”) in the U.S. GAAP portion of the table on page 3 of the 2004 Form 20-F. These revisions do not affect Endesa’s net income or stockholders’ equity under U.S. GAAP or the financial statements in the 2004 Form 20-F.

This amendment does not affect any of the information under Spanish GAAP included in the 2004 Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, amendments to Items 3.A and 19(a) of the 2004 Form 20-F, the signature page and the required certifications of Endesa’s principal executive officer and its principal financial officer.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend or update the information in Item 3.A or 19(a), or any other Item, of the 2004 Form 20-F or reflect any events that have occurred after the 2004 Form 20-F was filed on June 30, 2005.

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

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(millions of euros, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Net sales	15,264	15,576	16,739	16,239	17,642
Operating income	3,061	3,175	3,582	3,144	3,242
Ordinary income	1,699	1,046	1,500	2,150	2,087
Consolidated income before taxes	2,612	1,625	1,571	2,427	2,233
Net income	1,407	1,479	1,270	1,312	1,379
Dividends	688	723	723	744	782
Net income per ordinary share or ADS(1)	1.33	1.40	1.20	1.24	1.30
Dividends per ordinary share or ADS (euro)(2)	0.65	0.68	0.68	0.70	0.74
Dividends per ordinary share or ADS($)(2) (5)	0.61	0.61	0.72	0.89	0.91
Basic and diluted net income per ordinary share or ADS(1)	1.33	1.40	1.20	1.24	1.30
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752	1,058,752	1,058,752	1,058,752

Amounts in accordance with U.S. GAAP:
Net sales(6)	11,237	11,588	11,100	10,755	13,317
Operating income(7)	3,107	3,101	3,736	3,046	3,342
Net income	950	1,034	1,545	1,419	1,576
Net income per ordinary share or ADS(1)	0.90	0.98	1.46	1.34	1.49
Basic and diluted net income per ordinary share or ADS(1)	0.90	0.98	1.46	1.34	1.49

1

	At December 31,
	2000	2001	2002	2003		2004
	(millions of euros)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Utility plant, net	30,413	30,152	27,741	26,962		29,162
Financial investments	5,930	7,037	7,451	6,159		5,584
Total assets	48,003	50,187	48,176	46,047		48,031
Long-term debt(3)	19,188	22,700	19,786	17,582		17,558
Minority interests	4,191	3,762	3,175	4,945		5,711
Stockholders’ equity	8,638	8,656	8,043	8,801		9,477
Capital stock(4)	1,271	1,271	1,271	1,271		1,271

Amounts in accordance with U.S. GAAP:
Utility plant, net	28,346	28,678	23,988	25,932		28,295
Total assets	47,247	50,228	44,954	46,364		49,181
Long-term debt	19,290	23,222	20,141	19,262	(6)	19,344	(6)
Minority interests	4,369	4,435	2,496	3,837	(6)	4,683	(6)
Stockholders’ equity	9,428	9,052	8,594	9,409		10,181

(1)	Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.
(2)	In respect of the years indicated.
(3)	Long-term debt does not include current maturities. See Note 16 to our consolidated financial statements.
(4)	Capital stock does not include long-term debt or redeemable preferred stock.
(5)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2000, 2001, 2002 and 2003 for purposes of such years and on June 8, 2005 for purposes of 2004.
(6)	This amount differs from that included in Endesa’s Form 20-F annual report for 2004 (as filed on June 30, 2005) because it has been revised to correctly consider the differences between Spanish GAAP and U.S. GAAP disclosed in note 26 to the financial statements in Endesa’s Form 20-F annual reports for 2004 and 2003.
(7)	The name of this line item has been corrected; however, the amounts have not changed.

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

2

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

3

ITEM 19. EXHIBITS

(a) List of Financial Statements

Page
Report of Deloitte, S.L. for Endesa, S.A. for the years ended December 31, 2002, 2003 and 2004 (as amended)	F-2
Report of Ernst & Young Limitada for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2002, 2003 and 2004	F-4
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-5
Report of Deloitte & Co. S.R.L. for Endesa Argentina S.A. for the years ended December 31, 2002, 2003 and 2004	F-6
Report of Deloitte & Touche Ltda. for Endesa de Colombia S.A. for the years ended December 31, 2002 and 2003	F-7
Report of Deloitte & Touche Ltda. for Central Hidroeléctrica de Betania S.A. E.S.P. for the years ended December 31, 2003 and 2004	F-8
Report of Deloitte Touche Tohmatsu for Centrais Elétricas Cachoeira Dourada S.A. for the years ended December 31, 2002 and 2003	F-9
Report of Deloitte Touche Tohmatsu for Companhia de Interconexão Energética (CIEN) for the years ended December 31, 2002 and 2003	F-10
Report of Ernst & Young Auditores Independentes S.S. for Companhia de Interconexão Energética (CIEN) for the year ended December 31, 2004	F-11
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-12
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-14
Notes to the Consolidated Financial Statements (as amended)	F-15

4

SIGNATURE

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENDESA, S.A.

By:	/S/ JOSÉ LUIS PALOMO ALVAREZ

	Name:	José Luis Palomo Alvarez
	Title:	Chief Financial Officer

Date: October 28, 2005

INDEX TO ENDESA, S.A.’S CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Deloitte, S.L. for Endesa, S.A. for the years ended December 31, 2002, 2003 and 2004 (as amended)	F-2
Report of Ernst & Young Limitada for Empresa Nacional de Electricidad S.A. (Endesa Chile) for the years ended December 31, 2002, 2003 and 2004	F-4
Report of Pistrelli, Henry Martin y Asociados S.R.L. (Member Firm of Ernst & Young Global) for Empresa Distribuidora Sur S.A. (Edesur) for the year ended December 31, 2002	F-5
Report of Deloitte & Co. S.R.L. for Endesa Argentina S.A. for the years ended December 31, 2002, 2003 and 2004	F-6
Report of Deloitte & Touche Ltda. for Endesa de Colombia S.A. for the years ended December 31, 2002 and 2003	F-7
Report of Deloitte & Touche Ltda. for Central Hidroeléctrica de Betania S.A. E.S.P. for the years ended December 31, 2003 and 2004	F-8
Report of Deloitte Touche Tohmatsu for Centrais Elétricas Cachoeira Dourada S.A. for the years ended December 31, 2002 and 2003	F-9
Report of Deloitte Touche Tohmatsu for Companhia de Interconexão Energética (CIEN) for the years ended December 31, 2002 and 2003	F-10
Report of Ernst & Young Auditores Independentes S.S. for Companhia de Interconexão Energética (CIEN) for the year ended December 31, 2004	F-11
Consolidated Balance Sheets as of December 31, 2003 and 2004	F-12
Consolidated Statements of Income for the years ended December 31, 2002, 2003 and 2004	F-14
Notes to the Consolidated Financial Statements (as amended)	F-15

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

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders’ equity as of December 31, 2003 and 2004, to the extent summarized in Note 26. The Note 26.27 – “Classification difference and other” has been restated to include an additional explanation for the difference in accounting for certain purchases and sales of energy between Spanish GAAP and US GAAP.

Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3-a. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE, S.L.

Madrid, Spain

March 9, 2005, except for Notes 25 and 26, as to which the date is June 8, 2005 and Note 26.27, as to which the date is October 27, 2005, as to the effects of the restatement discussed in such note.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

27. Classification differences and other—as restated

Subsequent to the issuance of Endesa S.A. and its Subsidiaries’ 2004 consolidated financial statements, Endesa Group Management determined that under U.S. GAAP certain sales and purchases of electricity at the same price and time through the market agent (OMEL), pass-through costs and gas exchanges from business in Spain were being disclosed on a gross basis instead of net basis. As a result, this note has been restated in order to properly include the following classification difference disclosure.

Net of sales and purchases of energy

Under Spanish GAAP certain sales and purchases of electricity at the same price and time through the market agent (OMEL), pass-through costs and gas exchanges from the Company’s business in Spain are recorded on a gross basis as Net Sales and Operating Expenses at consolidated level as a common practice of the Industry. Under US GAAP, following the guidance in the EITF Issue No. 99-19 Reporting Revenue Gross as a Principal versus Net, such sales and operating expenses should be recorded on a net basis.

Therefore, under US GAAP our Net Sales and Operating Expenses would be reduced by 4,421 4,224 and 4,339 million of euros in 2002, 2003 and 2004, respectively. This difference has no impact in our consolidated net income or shareholder’s equity under U.S. GAAP.

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

Endesa, S.A. and Subsidiaries

Notes to 2004 and 2003 consolidated financial statements—(Continued)

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