Form 20-F
period 2005-12-31
ENDESA SA
filed 2006-05-17
CIK 1046649

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005
OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

OR

☐                                  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9932

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

The number of issued shares of each class of stock of Endesa, S.A. as of December 31, 2005 was:

Ordinary shares, nominal value €1.20 each: 1,058,752,117

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☒	No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒          Accelerated filer ☐          Non-accelerated filer ☐

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

References to “TW” and “TWh” are to terawatts and terawatt hours, respectively; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts. References to “Nm3” are to normal cubic meters and references to “bcm” are to billions of cubic meters. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One TW = 1,000 GW, one GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to our production do not include electricity consumed by our generators. 25.2 thermies are equivalent to a therm.

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

IFRS differs in certain significant respects from Spanish GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Spanish GAAP, and readers should avoid such a comparison.

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

A.   DIRECTORS AND SENIOR MANAGEMENT

Not applicable.

B.   ADVISERS

Not applicable.

C.   AUDITORS

Not applicable.

ITEM 2.                             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                             KEY INFORMATION

A.   SELECTED FINANCIAL DATA

Selected Consolidated Financial Information

The following tables present selected consolidated financial data of Endesa, S.A. You should read these tables in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements beginning on page F-1.

The consolidated income statement data for each of the two years in the period ended December 31, 2005 and the consolidated balance sheet data at December 31, 2004 and 2005 set forth below have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. Our audited consolidated financial statements for the years ended December 31, 2005 and 2004 have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. See Note 29 to our consolidated financial statements. The principles of consolidation are described in Note 2 to our consolidated financial statements.

The following table presents selected consolidated financial data of Endesa, S.A. in accordance with IFRS for the periods indicated:

	Year Ended December 31,
	2004	2005
	(millions of euro, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Net sales	13,509	17,508
Operating income	2,846	4,244
Consolidated income before taxes and minority interest	2,013	4,547
Net income of the parent company	1,253	3,182
Dividends	782	2,541
Net income per ordinary share or ADS(1)	1.19	3.01
Dividends per ordinary share or ADS (euro)(2)	0.7386	2.400
Dividends per ordinary share or ADS($)(2)(3)	0.5456	2.026
Basic and diluted net income per ordinary share or ADS(1)	1.19	3.01
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752

	At December 31,
	2004	2005
	(millions of euro)
CONSOLIDATED BALANCE SHEET DATA
Utility plant, net	28,910	32,313
Total assets	47,182	55,365
Long-term debt(4)	17,715	18,587
Equity of minority interests	5,405	4,737
Equity of the parent company	8,728	11,590

(1)          Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.

(2)          In respect of the years indicated.

(3)          Computed using the noon buying rate for U.S. dollars on December 31 of each of 2004 and 2005 for purposes of such years.

(4)          Long-term debt does not include current maturities. See Note 16 to our consolidated financial statements.

In our annual reports on Form 20-F for the years ended December 31, 2001, 2002, 2003 and 2004, in accordance with Item 18 of Form 20-F, we presented selected financial data in accordance with Spanish GAAP and U.S. GAAP, as well as a reconciliation of shareholders’ equity and net income under Spanish GAAP to shareholders’ equity and net income under U.S. GAAP in the notes to our consolidated financial statements. In such reconciliation, we were not required to modify the accounting under Spanish GAAP for certain inflation adjustments because such accounting was considered to be part of a comprehensive measure of accounting for certain effects of inflation at certain of our Latin American subsidiaries. As described in more detail in Note 29 to our consolidated financial statements in this annual report on Form 20-F, we have restated our previously presented U.S. GAAP selected financial data for 2001, 2002 and 2003 to eliminate certain inflation adjustments that are not permissible under IFRS, but which were permissible under Spanish GAAP.

The following table presents selected consolidated financial data of Endesa, S.A. in accordance with U.S. GAAP for the periods indicated:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(millions of euro, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA(1)
Net sales	11,567	11,059	10,750	13,290	17,491
Operating income(2)	3,186	3,832	3,147	3,446	5,155
Net income	995	1,500	1,400	1,454	2,753
Net income per ordinary share or ADS(3)	0.94	1.42	1.32	1.37	2.60
Basic and diluted net income per ordinary share or ADS(3)	0.94	1.42	1.32	1.37	2.60

	At December 31,
	2001	2002	2003	2004	2005
	(millions of euro)
CONSOLIDATED BALANCE SHEET DATA(1)
Utility plant, net	26,774	22,460	24,430	26,469	29,650
Total assets	48,590	43,685	44,853	47,352	54,742
Long-term debt	23,222	20,141	19,262	19,344	18,587
Minority interests	3,429	1,708	3,012	3,676	4,482
Stockholders’ equity	8,428	8,126	8,738	9,373	12,010

(1)          We have restated our previously presented U.S. GAAP selected financial data for 2001, 2002, 2003 and 2004 to eliminate certain inflation adjustments that are not permissible under IFRS, but which were permissible under Spanish GAAP. The restatement is made exclusively due to the fact that in prior years, as allowed pursuant to Item 17(c)(iv)(A) of Form 20-F, Endesa’s reconciliation from accounting principles generally accepted in Spain to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation, as it was considered to be part of a comprehensive measure of accounting for the effect of certain of our Latin American subsidiaries’ price-level changes in the local GAAP. Since such price-level adjustment under Item 17(c)(iv)(A) of Form 20-F is no longer applicable as a result of our adoption of EU-IFRSs (see Note 28 to our consolidated financial statements), all inflation adjustment for U.S. GAAP before January 1, 2004 has been removed from the presented U.S. GAAP amounts.

(2)          The main difference between Operating Income under IFRS and U.S. GAAP relates to the disposals of fully consolidated companies and companies accounted for using the equity method, which are considered within Operating Income under U.S. GAAP but not under IFRS.

(3)          Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.

Exchange Rates

The noon buying rate for the euro on May 15, 2006 was $1.2888 = €1.00.

The following tables set forth, for the periods and dates indicated, certain information concerning the noon buying rate for euro expressed in U.S. dollars per euro.

	Noon Buying Rate
Calendar Period	Period End	Average(1)	High	Low
Year ended December 31, 2001	0.8901	0.8909	0.9535	0.8370
Year ended December 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended December 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended December 31, 2004	1.3538	1.2478	1.3625	1.1801
Year ended December 31, 2005	1.1846	1.2400	1.3476	1.1667

(1)          The average of the noon buying rates on the last day of each month during the relevant period.

	Noon Buying Rate
Calendar Period	Period End	High	Low
Month ended November 30, 2005	1.1790	1.2067	1.1667
Month ended December 31, 2005	1.1842	1.2041	1.1699
Month ended January 31, 2006	1.2158	1.2287	1.1980
Month ended February 28, 2006	1.1925	1.2100	1.1860
Month ended March 31, 2006	1.2139	1.2197	1.1886
Month ended April 30, 2006	1.2624	1.2624	1.2091

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

Our operating subsidiaries are subject to extensive regulation of tariffs and other aspects of their operations in Spain and in each of the other countries in which they operate. While we are in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. The introduction of new laws or regulations, or changes in existing laws or regulations, could have a material adverse effect on our business, financial condition and results of operations.

In particular, under Spanish law, pursuant to Royal Decree-Law 5/2005, if the aggregate costs of the electricity system, as calculated by the Spanish authorities for a given year, exceed the aggregate amount of the electricity tariffs billed to end customers, certain companies, including Endesa, must finance this deficit by paying a sum, which is fixed by regulation, equal to the difference between (i) these overall costs and (ii) the aggregate amount of the tariffs billed to the end customers (such difference being a “tariff deficit”). In the case of Endesa, our parent company is required to finance 44.16% of the deficit in 2005 through income from regulated activities.

The tariff deficit exists because certain expenses included in the overall costs, above all the cost of power purchased on the wholesale market, are determined in a competitive market, whereas the government sets the electricity tariffs. Although we have the right to complete recovery of the amount financed, it is necessary for the government to establish a specific repayment procedure.

For the purpose of reducing the tariff deficit, on February 24, 2006, the government approved Royal Decree-Law 3/2006, which modifies the order matching process in the day-ahead and intra-day markets such that the energy acquired by electricity distribution companies is offset by the sales of electricity by electricity generation companies in the ordinary regime, when such companies are within the same industrial group. The price that will be used to settle these sales and purchases will eventually be set by the Spanish government as a function of prevailing market prices, but provisionally such price has been fixed at €42.35/MWh. The presence or absence of a tariff deficit for 2006 and the value of such deficit will depend on the fixing of this price. Moreover, the fixing of this price could have an adverse impact on our results of operations for the fiscal year 2006.

In addition, effective as of March 2, 2006, for purposes of the tariff deficit calculation, proceeds from sales of electricity by electricity generation companies in the ordinary regime will be reduced in an amount equal to the market value of the CO2 emission allowances that were allocated for free under the NAP. For purposes of the tariff deficit calculation between January 1, 2006 and March 2, 2006, there will be a reduction, for each industrial group, of the tariff deficit to which such group is entitled in an amount equal to the market value of emission allowances granted to such industrial group in this period.

Our operations are subject to extensive environmental regulation, and our inability to comply with existing environmental regulations or requirements or changes in applicable environmental regulations or requirements may have a material adverse effect on our business, financial condition and results of operations.

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

In particular, we must comply with the requirements contained in the National Allocation Plan, approved by Royal Decree 1866/2004, whereby our results of operations could be affected either by the price of the emission allowances or by a shortage of allowances in the market. We believe that in light of the final assignment of rights for our installations, we will continue to be a net purchaser of emission rights under the NAP in the short-to-medium-term.

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

Because the prices under these contracts are not fixed, we actively manage the market price risk relating to our fuel requirements. There can be no assurance that such management will eliminate all market price risk relating to our fuel requirements.

Our business may be affected by hydrological conditions.

Our operations involve hydroelectric generation and, accordingly, we and our Latin American affiliates are dependent upon hydrological conditions prevailing from time to time in the broad geographic regions in which our hydroelectric generation facilities are located. If hydrological conditions result in droughts or other conditions that negatively affect our hydroelectric generation business, our results of operations could be materially adversely affected. At the same time, the electricity business is affected by atmospheric conditions such as the average temperatures that influence consumption.

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

The construction of power generation, transmission and distribution facilities can be time-consuming and highly complex. In connection with the development of such facilities, we must generally obtain government permits and approvals, enter into land purchase or lease agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements, off-take arrangements and obtain sufficient equity capital and debt financing. Factors that may affect our ability to construct new facilities include:

•       delays in obtaining regulatory approvals, including environmental permits;

•       shortages or changes in the price of equipment, materials or labor;

•       opposition of political and other interest groups;

•       adverse changes in the relevant political and regulatory environments;

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

We face environmental risks inherent in our operations, including those relating to the management of waste, spills and emissions of our generation facilities, particularly nuclear power plants. Accordingly, we may be subject to claims for environmental and other damages in connection with our power generation, distribution and transmission facilities as well as our coal mining activities.

We are also subject to risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. Spanish law and regulations limit the liability of nuclear plant operators for nuclear accidents. Such limits are consistent with the international treaties ratified by Spain. Spanish law provides that the operator of each nuclear facility is liable for no more than €150.3 million as a result of claims relating to a single nuclear accident. Our potential liability relating to our interests in nuclear facilities is fully covered by third-party liability insurance for liabilities up to €150.3 million. Our potential liability with respect to pollution or other damages to third parties or third party assets is similarly insured up to €150 million. If we were subject to liability for environmental and other damages in connection with our operations (other than our nuclear operations) for amounts in excess of our insurance coverage, it could have a material adverse effect on our business, financial condition and results of operations.

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

We cannot predict what result any further deterioration in economic and political conditions in Latin America, or other legal or regulatory developments relating to the countries in which we operate in Latin America, could have on our business, financial condition or results of operations.

Operational Risks

Our activities could be subject to human or technological error.

In the course of our operations, direct or indirect losses could be caused by inadequate internal processes, technological flaws, human error or as a result of certain external events. The control and management of these risks, in particular those that affect the operations of our generation and distribution plants, are based on adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems which minimize the possibility of the occurrence and impact of these risks. A failure of these risk management procedures could have an adverse impact on our business, financial condition and results of operations.

Other Risks

We are a party to litigation and other proceedings that may affect us.

We are subject to legal proceedings regarding our business, including tax and other disputes with regulatory authorities. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. We are also subject to tax audits and may be subject to additional claims in the future. Although we believe that we have recorded provisions that were reasonable in light of our legal contingencies as of December 31, 2005, we cannot assure you that we will prevail in any of the legal proceedings in which we are involved or may be involved in the future or that any adverse decision would not have a material adverse effect on our business, results of operations and financial condition.

We are subject to takeover bids.

On September 5, 2005, Gas Natural SDG, S.A., a Spanish natural gas company (“Gas Natural”), announced its intention to commence an exchange offer for all of the outstanding ordinary shares and ADSs of Endesa, S.A. After obtaining regulatory approvals from the Spanish Council of Ministers and the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish securities regulator, as well as registration with the SEC, Gas Natural commenced its offer on March 6, 2006. On March 7, 2006, the Board of Directors of Endesa adopted a resolution recommending that Endesa’s shareholders reject the Gas Natural offer. Gas Natural’s offer consists of €7.34 in cash and 0.569 of a newly-issued ordinary share or ADS of Gas Natural in exchange for each ordinary share and ADS, as applicable, of Endesa, S.A. On April 4, 2006, Madrid Commercial Court No. 3 enjoined Gas Natural’s offer pending the outcome of a lawsuit by Endesa against Gas Natural and Iberdrola S.A., a Spanish company with which Gas Natural had entered into an agreement for the disposal of approximately €9 billion of our assets in the event Gas Natural’s bid is successful, alleging violations of European Commission competition law in connection with Gas Natural’s offer. Gas Natural has announced that it intends to appeal the Madrid court’s decision.

Pursuant to the Law of Civil Judgment, we were required to present an estimate of the damages or losses we may incur or that may be incurred by the companies affected by the suspension. We were required to post €1,000 million as a bond relating to these possible damages or losses. Separately, Endesa has appealed the Spanish Council of Ministers’ antitrust authorization of the Gas Natural offer and has asked the Spanish Supreme Court to enjoin Gas Natural’s offer. On May 10, 2006, Endesa was notified that the Spanish Supreme Court temporarily suspended the authorization until the Court considers Endesa’s claim and renders a decision. The suspension of the offer is provisional, and we cannot determine if or when the Gas Natural offer will be permanently enjoined. As a condition to the suspension, a €1,000 million bond must be posted relating to possible damages or losses that may be incurred by the companies affected by the suspension, but the Spanish Supreme Court has accepted the bond already posted by Endesa with the Madrid Commercial Court No. 3 in Madrid, provided that the bonding entities agree to extend the bond’s effects to the Spanish Supreme Court’s procedure. Neither the estimate nor the amount of assets posted will determine the existence or quantity of eventual damages or losses that could be derived from this process.

On February 21, 2006, E.ON AG, a German energy company (“E.ON”), announced a tender offer by its wholly-owned subsidiary, E.ON Zwölfte Verwaltungs GmbH, for all of the outstanding ordinary shares and ADSs of Endesa, S.A. E.ON’s offer consists of €27.50 in cash for each ordinary share and ADS of Endesa. On February 21, 2006, the Board of Directors of Endesa issued a preliminary response to E.On’s announced offer, stating that the price offered by E.On clearly improves that offered by Gas Natural but still fails to reflect Endesa’s real value. On April 25, 2006, the European Commission granted unconditional antitrust approval to E.ON. E.ON is currently awaiting Spanish regulatory approval. In accordance with official statements by the CNMV, E.ON’s offer, if and when commenced, must remain open until the injunction by Madrid Commercial Court No. 3 on Gas Natural’s offer is removed or Gas Natural’s offer is withdrawn or terminated. The provisional suspension by the Spanish Supreme Court of Gas Natural’s offer further limits the likelihood that the E.ON offer will commence or progress in the near term.

Under Spanish law, a public company that is the subject of an announced tender offer is subject to certain restrictions, including restrictions on its management’s ability to take certain actions that could impede the tender offer from succeeding, without shareholders’ approval. If these restrictions limit the ability of our management team to take certain actions to further the interests of the company, our business, financial condition and results of operations may be adversely affected.

As of the date of this annual report on Form 20-F, the outcome of the two takeover bids and litigation relating thereto cannot be predicted, and we cannot determine the effect that any of these bids, if successful, or disposition of assets in connection therewith, would have on our business, financial condition or results of operations. In particular, we cannot predict the conditions that may be imposed by regulatory authorities or courts in Spain or elsewhere on any particular bid or on our response thereto, nor can we predict how any such conditions would affect our business. See “Item 8—Legal Proceedings”.

In addition, the takeover bids, the litigation related thereto and other related developments have required that our management team spend a significant amount of time on issues unrelated to the execution of our strategy. If our management team is required to continue to spend significant amounts of time on the takeover bids and related litigation or other related developments, our business may be materially adversely affected.

Furthermore, as a result of these tender offers, we have accrued a series of expenditures relating to the cost of handling the various issues raised by the potential takeovers, in the interest of protecting the Company and its shareholders. The costs incurred from September 2005 through the date of this annual report on Form 20-F have reached €72 million, of which €52 million were accrued in fiscal year 2005. Depending on the evolution of this process, it is possible that these costs could increase.

We are a party to agreements with change in control provisions.

We and our affiliates are parties to certain bank loans and other financing arrangements which may be accelerated if Gas Natural or E.ON acquires control of Endesa. Approximately $232 million in bank loans would accelerate upon a change in control of Endesa, and a further €493 million in derivatives contracts would accelerate upon a change in control of Endesa if Endesa’s credit rating is reduced significantly. Moreover, approximately €1.02 billion in loans made by the European Investment Bank to Endesa would accelerate as a result of the Endesa asset divestitures that Gas Natural has agreed with Iberdrola, as disclosed in its Spanish Tender Offer Prospectus, and the divestitures required to comply with regulatory conditions, in the absence of consent by the bank. Acceleration of these financing arrangements could have a material adverse effect on our business, financial condition or results of operations.

Forward-looking statements contained in this annual report may not be realized.

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements relate to among other things:

•       our strategic plan, including our anticipated capital expenditures and divestitures;

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

Public Tender Offers

On September 5, 2005, Gas Natural SDG, S.A., a Spanish natural gas company (“Gas Natural”), announced its intention to commence an exchange offer for all of the outstanding ordinary shares and ADSs of Endesa, S.A. After obtaining regulatory approvals from the Spanish Council of Ministers and the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish securities regulator, as well as registration with the SEC, Gas Natural commenced its offer on March 6, 2006. On March 7, 2006, the Board of Directors of Endesa adopted a resolution recommending that Endesa’s shareholders reject the Gas Natural offer. Gas Natural’s offer consists of €7.34 in cash and 0.569 of a newly-issued ordinary share or ADS of Gas Natural in exchange for each ordinary share and ADS, as applicable, of Endesa, S.A. On April 4, 2006, Madrid Commercial Court No. 3 enjoined Gas Natural’s offer pending the outcome of a lawsuit by Endesa against Gas Natural and Iberdrola S.A., a Spanish company with which Gas Natural had entered into an agreement for the disposal of approximately €9 billion of our assets in the event Gas Natural’s bid is successful, alleging violations of European Commission competition law in connection with Gas Natural’s offer. Gas Natural has announced that it intends to appeal the Madrid court’s decision. Pursuant to the Law of Civil Judgment, we were required to present an estimate of the damages or losses we may incur or that may be incurred by the companies affected by the suspension. We were required to post €1,000 million as a bond relating to these possible damages or losses. Separately, Endesa has appealed the Spanish Council of Ministers’ antitrust authorization of the Gas Natural offer and has asked the Spanish Supreme Court to enjoin Gas Natural’s offer. On May 10, 2006, Endesa was notified that the Spanish Supreme Court temporarily suspended the authorization until the Court considers Endesa’s claim and renders a decision. The suspension of the offer is provisional, and we can not determine if or when the Gas Natural offer will be permanently enjoined. As a condition to the suspension, a €1,000 million bond must be posted relating to possible damages or losses that may be incurred by the companies affected by the suspension, but the Spanish Supreme Court has accepted the bond already posted by Endesa with the Madrid Commercial Court No. 3 in Madrid, provided that the bonding entities agree to extend the bond’s effects to the Spanish Supreme Court’s procedure. Neither the estimate nor the amount of assets posted will determine the existence or quantity of eventual damages or losses that could be derived from this process.

On February 21, 2006, E.ON AG, a German energy company (“E.ON”), announced a tender offer by its wholly-owned subsidiary, E.ON Zwölfte Verwaltungs GmbH, for all of the outstanding ordinary shares and ADSs of Endesa, S.A. E.ON’s offer consists of €27.50 in cash for each ordinary share and ADS of Endesa. On February 21, 2006, the Board of Directors of Endesa issued a preliminary response to E.On’s announced offer, stating that the price offered by E.On clearly improves that offered by Gas Natural but still fails to reflect Endesa’s real value. On April 25, 2006, the European Commission granted unconditional antitrust approval to E.ON. E.ON is currently awaiting Spanish regulatory approval. In accordance with official statements by the CNMV, E.ON’s offer, if and when commenced, must remain open until the injunction by Madrid Commercial Court No. 3 on Gas Natural’s offer is removed or Gas Natural’s offer is withdrawn or terminated. The provisional suspension by the Spanish Supreme Court of Gas Natural’s offer further limits the likelihood that the E.ON offer will commence or progress in the near term.

B.   BUSINESS OVERVIEW

Overview

We are the largest electricity company in Spain and Portugal in terms of installed capacity and market share in generation and distribution, with a significant presence in the Southern European electricity market, in particular in Italy, and one of the largest private-sector multinational electricity companies in Latin America. Our core business is energy, including the supply of natural gas.

Our electricity business is principally focused on Spain and Portugal, the Southern European region (including Italy and France) and Latin America.

At December 31, 2005, we had a total installed capacity of 45,908 MW, and in 2005, we generated 185,264 GWh and sold 203,335 GWh, supplying electricity to approximately 23.2 million customers in 15 countries. At that date, we had 27,204 employees, 53.2% of whom were located outside Spain and Portugal, and our total assets amounted to approximately €55 billion, 43.3% of which were located outside Spain and Portugal.

The breakdown of net sales by the three major lines of business, each based on a geographic area, for the periods indicated is as follows:

Market	2004	2005
	(millions of euro)
Spain and Portugal	6,655	8,761
Italy	1,665	2,166
France	265	848
Rest of Europe	627	584
Europe (other than Spain and Portugal)	2,557	3,598
Chile	1,100	1,813
Argentina	512	606
Brazil	1,428	1,443
Colombia	761	815
Peru	496	472
Latin America	4,297	5,149
Total	13,509	17,508

Our Core Business

Electricity and gas

Our electricity business is conducted in Spain and Portugal, the rest of Europe and Latin America. Our gas business is conducted in Spain and Portugal.

Spain and Portugal

Electricity Generation and Distribution.   We are the leading electricity generator and distributor in Spain with an approximately 38.1% market share in generation in ordinary regime and 43.1% market share in distribution at December 31, 2005. We operate hydroelectric, nuclear, coal, fuel oil and gas generating facilities with a total installed capacity in Spain of 21,409 MW at December 31, 2005 and a total net generation of 91,505 GWh in 2005. In 2005, we sold 64,095 GWh to approximately 11.0 million regulated customers (i.e., those who have not chosen to contract with suppliers) in Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, parts of Extremadura, Ceuta and Melilla. We are also one of the largest suppliers of electricity and gas to deregulated customers (i.e., those who have chosen to contract with suppliers) with an approximately 37.4% market share at December 31, 2005. In 2005, Endesa Energía sold 36,773 GWh to 998,154 points of consumption corresponding to deregulated customers.

Renewable Energies and Cogeneration.   The companies in which we participate produce 11.4% of the total special regime output in Spain. At December 31, 2005, we had ownership interests in facilities in service or under construction which had a total installed capacity of 2,301 MW in Spain, an additional 289 MW of capacity in Portugal, and an additional 36 MW in Colombia and Mexico.

Natural Gas Distribution.   We conduct our natural gas distribution business through Endesa Gas which, together with the natural gas distribution companies in which it holds controlling stakes, had 325,107 customers in Spain and 255,518 customers in Portugal at December 31, 2005, an increase of 8.4% from December 31, 2004. We are the third largest natural gas distributor in Spain, with an approximately 10.9% market share in the domestic regulated market and an approximately 12.1% market share in the liberalized market (including supplies to our gas-powered facilities) at December 31, 2005. We also seek to secure the supply of natural gas for our generation activities. In Spain, our goal is to be present in the businesses of import, re-gasification, transport, distribution and supply of natural gas.

Europe

We have entered into the electricity business in Southern Europe, taking advantage of opportunities arising from the deregulation process in Europe and the demand for the cross-border supply of electricity to deregulated customers throughout Europe. We operate plants in Italy with total installed capacity of 6,590 MW and have interests in an additional 2,807 MW in Snet (France) at December 31, 2005 and a total net generation in companies in which we participate of 33,749 GWh in 2005.

We currently hold a 80% stake in Endesa Italia. ASM Brescia holds the remaining 20%.

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

Snet has a controlling stake of 69.58% in the Polish co-generation plant Bialystok, and a 20% in Soprolif, the French company which owns a circulating fluid bed plant with installed capacity of 250 MW. Together with Alarco, Snet holds 50% of the Altek group (Turkey), which has 40MW of installed hydro capacity and at the end of 2005 opened a 80MW CCGT plant at Kirklareli.

In Northern Africa, we hold a 32% stake in a consortium with Office National de l’Electricité (ONE) in a 400 MW combined cycle gas turbine plant located in Tahaddart.

Latin America

We are involved in the generation, transmission, distribution and supply of electricity in five countries in Latin America. We participate in more than 20 electricity companies in the region, either directly or through our controlling stake in the Latin American electricity group, Enersis, of which we acquired control in 1999, becoming one of the largest private electricity groups in Latin America in terms of consolidated assets and operating revenues. Endesa Chile manages our electricity generation business in Latin America and Chilectra manages our electricity distribution business in Latin America. Both Endesa Chile and Chilectra are controlled by Enersis. In 2005, we had a total installed capacity of 14,095 MW in the region, generated 57,890 GWh and distributed 55,246 GWh to 11.2 million customers. At December 31, 2005, assets in Latin America represented 31.0% of our total assets. In 2005, Latin American operations contributed 28.7% of our operating revenues and 32.4% of our operating income.

Strategy

Statements related to our strategy are forward-looking statements, which are not guarantees of future performance and involve risks and uncertainties. See “Forward-Looking Statements”.

2005-2009 Investment Program

Pursuant to our 2005-2009 Strategic Plan, we invested €3,640 million in our businesses in 2005. For the period 2005-2009 we expect to invest a total of approximately €14,600 million in our businesses, broken down as follows:

2005-2009
(millions of euro)
Spain and Portugal	10,300
Generation	5,800
Distribution	4,300
Supply	200
Other countries in Europe	1,800
Development of new generating capacity	1,400
Maintenance investments	400
Latin America	2,500
Development of new generating capacity	500
Distribution and maintenance investments	2,000
Total	14,600

Investment in our businesses during 2005 was €3,640 million, broken down as follows:

	2005	% of 2005-2009 Expected Investment Completed
	(millions of euro)
Spain and Portugal	2,660	25.8%
Other countries in Europe	308	17.1%
Latin America	670	26.8%
Other	2	—
Total	3,640	24.9%

We expect to invest approximately 71% of the total investment outlined above in the Spanish and Portuguese electricity business. With this investment, we expect to increase our installed capacity substantially and to revamp our electricity distribution infrastructure so as to improve the security and quality of our supply.

Approximately 12% of the total investment outlined above is expected to be allocated to the business in other European countries and the remaining 17% is expected to be invested in the Latin American electricity business.

Our performance in 2005

During 2005 we made significant achievements:

•       33% growth in gross operating income;

•       154% growth in net income (60% growth if we exclude net income growth attributable to the sale of non-core assets);

•       Dividends of more than €2.5 billion declared and approved by shareholders in respect of 2005; and

•       A sound financial position. See Item 5, “Debt Reduction” for our net financial debt figure and a reconciliation of net financial debt to IFRS, as well as an explanation of our calculation of net financial debt, the manner in which management uses this measure and how the measure is useful to investors.

Operating performance

Our future growth is expected to be based on the development of our asset base, as set out in the 2005-2009 Strategic Plan.

Spain and Portugal

In Spain and Portugal, demand for electricity is increasing at a rate higher than the EU average, underpinning, in both business and economic terms, the forecast increase in installed generation capacity. This increase will mainly take the form of new combined cycle gas turbine (CCGT) plants, new generation plants and an increase in installed capacity for the extrapeninsular systems. The installed capacity of these three segments is expected to grow from 6,150 MW in 2004 to 12,400 MW in 2009, with an additional 24,000 GWh per year.

Rest of Europe

In Europe, Endesa Italia intends to increase and improve the technological structure of its generation mix, through an additional 1,755 MW and a greater weighting of CCGTs.

We also plan to install 425 MW of renewable energy capacity through 2009 and participate in regasification projects, resulting in increased access to gas at more competitive prices. The new regasification facilities and renewable capacity will enable us to maintain current unit margins.

Our presence in Italy and France is also generating business in the form of international energy trading which is set to increase in the coming years. We are also negotiating our entry into the Polish electricity market, which, if successful, is expected to offer an attractive growth platform.

Latin America

In 2005-2009 we expect a significant increase in activity in our Latin American business, both in terms of generation capacity, which is expected to rise to 65,300 GWh from 54,800 GWh, and distribution, which is expected to rise to 67,000 GWh from 52,000 GWh. This growth will be enhanced by improved asset efficiency. At the same time, new capacity is expected to be developed primarily in Chile and Peru, where our subsidiaries are scheduled to supply an additional 589 MW.

Electricity Business in Spain and Portugal

Generation

We operate coal, nuclear, hydroelectric and fuel oil and gas generation facilities in Spain with a total installed capacity of 21,409 MW at December 31, 2005, representing 38.7% of total installed capacity in

Spain (excluding installed capacity of cogeneration and renewable energies facilities with an installed capacity of less than 50 MW). Our net energy production in Spain in the year ended December 31, 2005 was 91,505 GWh, representing a market share of approximately 42.1%. In 2005, we produced an additional 2,120 GWh using renewable energies (e.g., wind, small-scale hydro power cogeneration and others). The following table sets forth our total installed capacity by type of generating facility at December 31, 2005.

	2004 Installed Capacity	2005 Installed Capacity	Percentage of Total Installed Capacity
	(in MW)	(in MW)
Coal	6,269	6,128	29%
Nuclear	3,393	3,397	16%
Hydroelectric	5,368	5,379	25%
Fuel Oil/Gas	5,425	5,314	25%
CCGT	1,191	1,191	5%
Total installed capacity	21,646	21,409	100%

In 2005 we invested an aggregate €799 million in the generation business under the ordinary regime, of which €375 million was applied to the construction of CCGTs.

The following table sets forth for each type of generating facility the percentage of our total electricity generated, average age of plant, average capacity utilization and average availability factor.

	Percentage of Total Electricity Generated in 2005	Average Age of Plant (years)	Average Capacity Utilization in 2005(1)	Average Availability Factor in 2005(2)
Coal	44.0%	25	79.4%	91.7%
Nuclear	25.2%	22	80.8%	80.7%
Hydroelectric	8.2%	51	16.1%	100.0%
Fuel Oil/Gas	14.2%	19	32.6%	89.9%
CCGT	8.4%	4	75.9%	89.5%
	100.0%

(1)          Average capacity utilization is defined as actual production as a percentage of theoretical maximum production.

(2)          Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

The balance in the types of generation facilities means our plants’ energy output is stable. We also believe our production centers are well-located, with ease of access to fuels and proximity to gas pipelines.

The table below sets forth our gross production of electricity (excluding production by cogeneration and renewable energies facilities with a capacity of less than 50 MW) measured at the point of production by type of power station during the past two years. Our gross electricity production in 2005 totaled 95,811 GWh, and our energy production, net of our own consumption, was 91,505 GWh.

	2004	2005	Percentage of Total in 2005
Coal	42,820	42,600	44.5%
Nuclear	26,635	24,007	25.1%
Hydroelectric	10,502	7,576	7.9%
Fuel Oil/Gas	12,014	13,708	14.3%
CCGT	6,186	7,920	8.2%
Total	98,157	95,811	100.0%

Coal-Fired Power Stations

We operate coal-fired power stations in Spain with total installed capacity of 6,127.6 MW at December 31, 2005. The following table sets forth our coal-fired power stations at December 31, 2005, installed capacities, years of commencement of operation, average capacity utilization and average availability factor.

Coal-fired Power Station	Type of Coal	Installed Capacity at December 31, 2005	Year(s) of Commencement of Operation	Average Capacity Utilization in 2005(1)	Average Availability Factor in 2005(2)
		(in MW)
As Pontes (Four Units)	Brown Lignite and Imported Sub-bituminous	1,468.5	1976/79-2005(4)	78.8%	82.2%
Compostilla (Five Units)	Steam, Coal and Anthracite	1,199.6	1961-84	80.1%	96.3%
Teruel (Three Units)	Black Lignite and Imported Bituminous	1,101.4	1979-80	79.7%	97.2%
Anllares (One Unit)	Steam Coal and Anthracite	121.7 (3)	1982	81.8%	96.9%
Los Barrios (One Unit)	Imported Bituminous	567.5	1985	80.3%	90.3%
Alcudia (Four Units)	Imported Bituminous	510.0	1980-82	79.6%	91.9%
Litoral (Two Units)	Imported Bituminous	1,158.9	1984-97	83.2%	94.0%
Total		6,127.6	n.a.	79.4%	91.7%

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

(4)          In 2005, As Pontes converted Group 4 for its imported coal production.

Our coal-fired power stations were supplied with 22,187 KT of coal in 2005, of which 32.6% was provided by our coal operations. 69.4% of this production was supplied to Endesa Generación, 6.1% to our Elcogas holding company and 24.5% to Viesgo Generación. In order to meet our total needs for coal, we supplement our own coal production with purchases in Spain and foreign markets. We have consolidated fuel purchase functions into a single management group, which operates through Carboex, our coal, liquid fuel and gas importer.

The following table sets forth the amounts of coal we extracted and the amounts purchased in Spain and foreign markets in each of the last three years.

	2003	2004	2005
	(in millions of tons)
Extracted	7.79	7.77	7.23
Purchased:
In Spain	4.83	4.92	4.48
Abroad	9.30	10.39	10.48
Total purchased	14.13	15.31	14.96

We have a significant interest in the mining of Spanish coal. Our interest amounted to approximately 37% of overall Spanish production in 2005. Many of the coal mines are located near our coal-fired power stations. The following table sets forth our coal production in 2003, 2004 and 2005 by type of coal.

	Coal Production
Type of Coal	2003	2004	2005	Percentage Change 2005/2004
	(in millions of thermies of low heating value)
Brown Lignite	10,452	10,323	9,285	(10.1)%
Black Lignite	2,871	2,882	2,948	2.3%
Anthracite	1,320	1,138	1,030	(9.5)%
Brown Coal	4,025	4,034	4,125	2.3%
Total	18,668	18,377	17,388	(5.4)%

Total coal production in our mines in 2005 was 7.2 million tons, equal to 17.4 billion thermies, representing a 7.0% decrease in terms of tonnage and a 5.4% decrease in terms of thermies compared with 2004. In 2004, adjustments of production were made in accordance with the 1999-2006 Coal Plan in connection with our strategy to achieve a more environmentally friendly fuel mix. In 2005 we successfully completed the transformation of the first group of As Pontes for the consumption of imported coal, with the objective of reducing carbon dioxide levels. We also took action in the coal centers with the objective of reducing SOx and NOx emissions in order to comply with the Environmental Directive of the GIC (large combustion installations) of the European Union.

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

The mines from which coal for our production was extracted included the large open-pit As Pontes de García Rodríguez (La Coruña) mine; two mines in the Andorra (Teruel), which are open pit (Gargallo and Gargallo Oeste); two mines in the Guadiato (Córdoba) coalfield, which are open pit (Cervantes and Ballesta Este); and an open-pit mine (Emma) in Puertollano (Ciudad Real).

Two of our underground mines, Oportuna and María, were closed in 2005.

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

The following table sets forth our nuclear power stations at December 31, 2005, our ownership interest and each station’s installed capacity, system type, year of commencement of operation and average availability factor.

Nuclear Power Station	Ownership Interest	Installed Capacity at December 31, 2005(1)	System Type		Year of Commencement of Operation	Average Availability Factor 2005(2)
		(in MW)
Ascó I	100%	1,032.5	PWR	(3)	1983	88.6%
Ascó II	85%	873.0	PWR		1985	86.1%
Vandellós II	72%	782.7	PWR		1988	51.3%
Almaraz I	36%	353.4	PWR		1981	90.9%
Almaraz II	36%	355.7	PWR		1983	98.8%

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

We are liable for damages caused by our nuclear power stations up to €150.3 million, in respect of which we have liability insurance to cover up to such amount. The Spanish government is liable for damages caused by our and others’ nuclear power stations in excess of €150.3 million up to €208 million (equivalent to 175 million Special Drawing Rights). The countries that are signatories to the Paris and Brussels Conventions are proportionately responsible for liabilities between 175 million and 300 million Special Drawing Rights at December 31, 2005. The Special Drawing Right is a basket currency established by the International Monetary Fund. Neither of these treaties nor Spanish law or regulations allocates responsibility for liabilities in excess of 300 million Special Drawing Rights. Moreover, the nuclear plants in which Endesa participates have insurance against damages to the facilities, including machinery breakdowns, with maximum coverages ranging from $700 million to $900 million.

Hydroelectric Power Stations

At December 31, 2005, we operated hydroelectric generating facilities in Spain with an installed capacity of 5,379.5 MW, which vary widely as to type and size. The hydroelectric generating facilities were built between 1933 and 1993 and are located primarily along rivers in the northwest, northeast and south of Spain. Our hydroelectric power plants are operated by concession from the Kingdom of Spain for a maximum term of 75 years.

The following table sets forth the installed capacity of our hydroelectric facilities.

Installed Capacity at December 31, 2005
(in MW)
Northwest	744.3
Ebro-Pyrenees:
Pont de Suert	709.2
Zaragoza	586.0
Lleida	1,246.3
South:
Cordoba	391.1
Antequera	292.4
Pumping:
Moralets	221.4
Sallente and Montamara	534.0
Ip and Urdiceto	84.0
Tajo Encantada and Guillena	570.0
Extrapeninsular:
El Mulato	0.8
Total	5,379.5

Fuel Oil and Gas Power Stations

We operate fuel oil and gas power stations in Spain with total installed capacity of 6,504.5 MW, including the combined cycle gas turbine plants in San Roque 2, Besós 3 and Tarragona 1, at December 31, 2005, which are located in Andalusia and Catalonia, respectively. These power stations form part of our generation and production network in those areas. The following table sets forth the installed capacity of our fuel oil and gas power stations.

Service Area	Installed Capacity at December 31, 2005
(in MW)
Foix	520.0
San Adrian 1 and 3	700.0
San Adrian 2	350.0
Cristobal Colon	308.0
Total Fuel Oil	1,878.0
Besós 3 (CCGT)	387.8
San Roque 2 (CCGT)	408.3
Tarragona 1 (CCGT)	395.0
Total CCGT	1,191.1
Total Mainland	3,069.1
Alcudia	75.0
Son Reus	612.8
Mahón	169.5
Ibiza	257.5
Formentera	14.0
Jinamar	415.6
Barranco de Tirajana	461.1
Candelaria	288.2
Granadilla	513.5
Arona	48.6
Punta Grande	174.5
Las Salinas	185.1
El Palmar	22.8
Llanos Blancos	11.0
Los Guinchos	80.2
Ceuta	45.9
Melilla	60.1
Total Extrapeninsular	3,435.4
Total Mainland and Extrapeninsular	6,504.5

At December 31, 2005, the average age of our fuel oil and gas power plants on the Spanish mainland was 29 years and 4 years, respectively, and the average age of our fuel oil and gas power plants outside the Spanish mainland (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) was 12 years.

We have a portfolio of gas supply contracts that provides us with flexibility in determining the amount of gas required. We have formalized a gas supply contract with Gas Natural exclusively for the generation of electricity in Spain. The duration of the contract is for 12 years, starting January 1, 2007, stipulating a maximum consumption volume of three bcm per year starting January 1, 2009. We also have a long-term supply contract with Sonatrach which secures the aggregate supply of 1 billion cubic meters of natural gas. This contract may be terminated at will.

Fuel Prices

The growing demand for fuel worldwide and restrictions placed on production, refinery and transmission capacity—factors already in play in 2004—were compounded in 2005 by a severe hurricane season in the Gulf of Mexico, ongoing technical problems plaguing refineries, the unfavorable impact of certain geopolitical conflicts, reduced surplus capacity among oil-producing countries and low fuel inventories, particularly gasoline.

Consequently, Brent oil prices, which started at €41/bbl in 2005, reached record highs in the third quarter of 2005, peaking at €67.70/bbl. Nevertheless, crude oil prices did fall, closing the year at €57/bbl, as a result of the gradual recovery of production in the hurricane-damaged areas of the Gulf of Mexico, the use of strategic reserves, increased inventories and lower demand forecasts for crude oil worldwide. The annual average price for 2005 was €55.1/bbl.

CO2 market: Compliance with ETS requirements

The European Union Emission Trading Scheme (ETS) came into force in 2005 to ensure that the objectives set forth in the Kyoto Protocol would be achieved.

In keeping with our commitment to the environment and fulfilling our obligations, we actively trade on Europe’s leading markets—NordPool, Powernext and ECX—and maintain publicly accessible accounts in the emission allowances registries for Denmark, France and Spain (RENADE) with a view to streamlining management of our position in emission rights.

The CO2 market fluctuated widely in 2005. A record-high price of €29/tCO2 (tons of CO2) was recorded in the month of July, although prices have leveled off at €21-23/tCO2 in recent months. Trading volumes were significant by the year end, following much less buoyant conditions at the beginning of the year.

We were granted 43 million tons in emission rights for 2005 under the National Allocation Plan for Emission Rights. The allocation, in itself insufficient, proved even less adequate when the need arose to increase the load factor (the need to obtain greater use of the thermal groups) for thermal facilities to counter the drought and meet soaring demand. As such, the emission rights used exceeded the original allocation. We covered our needs on all the markets in which we operate by engaging in bilateral trade with other national and international agents.

With a view to covering our needs in the coming years, we have participated in several international emission reduction schemes, also known as Clean Development Mechanisms, launched in 2005.

Cogeneration and Renewable Energies

We carry out our cogeneration and renewable energies business through our wholly-owned subsidiary, Endesa Cogeneración y Renovables, S.A. The main sources of energy produced by this division are wind power, cogeneration and small-scale hydroelectric power. At December 31, 2005, our cogeneration and renewable energies facilities had a total installed capacity of 2,301 MW, of which 1,844 MW relate to renewable energy facilities and 457 MW to cogeneration and waste treatment plants in Spain. In addition, we have stakes in cogeneration facilities in Portugal, Colombia and Mexico with a total capacity of 325 MW. The following table shows certain information relating to our cogeneration and renewable energies capacity at December 31, 2005.

Type of Energy	No. of Plants	Installed Capacity and Capacity under Construction	Percent of Total Installed Capacity	Installed Capacity and Capacity under Construction (% participation of Endesa)
		(MW)
Cogeneration	72	533	20%	46%
Wind	95	1,711	66%	75%
Small-scale Hydroelectric	37	236	9%	81%
Biomass	6	59	2%	39%
Urban Waste	4	75	3%	25%
Other	4	6	—	73%
Total	218	2,620	100%

In 2005, we had an estimated market share of approximately 11.8% in the renewable energies market in Spain.

In 2005, we brought the following renewable energy facilities into service: Valpardo 21.3 MW, a wind farm in Castilla y León, Saso Plano, a 39.2 MW wind farm in Aragón and Aitona, a 4.95 MW mini-hydroelectric plant in Catalonia.

In addition, in 2005 Endesa Cogeneración y Renovables, S.A. became the sole shareholder of the Portuguese company Finerge Gestao de Proyectos Energéticos, S.A. (Finerge), a company that operates wind farms and cogeneration facilities in Portugal, with a total installed capacity of 107 MW.

We expect to continue to grow our renewable energies business and as part of this effort, we currently plan to increase our renewable energies capacity by 2,400 MW in the period 2005-2009. For more information about our strategy, see “—Strategy”.

Distribution and Sales to Customers

In 2005, we supplied electricity to approximately 12.0 million customers throughout Spain resulting in sales of approximately €7.6 billion in distribution, transmission and supply. Approximately 15% of our customers are commercial and industrial clients and 85% are residential customers. In 2005, we sold 64,095 GWh to regulated retail customers and 36,773 GWh to deregulated customers, for total sales of 100,868 GWh, a 4.3% increase over 2004. In the wholesale market, we sold 80,575 GWh and acquired 89,840 GWh (including 2,152 GWh used to pump water from hydroelectric facilities) to supply our distribution and supply subsidiaries. The difference between the energy we generated and the energy we sold is due to:

•       sales to third parties in the wholesale market;

•       acquisitions of energy from cogenerators and self-producers;

•       purchases and sales in other countries; and

•       losses that occur in the transmission and distribution process.

Retail Distribution to Regulated Customers

We currently distribute electricity in the following regions in Spain: Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, Ceuta, Melilla and Extremadura. We operate through Endesa Distribución Eléctrica and Endesa Operaciones y Servicios Comerciales, each of which is wholly-owned by our distribution holding company, Endesa Red. Endesa Distribución Eléctrica assumed the transmission, distribution and regulated supply activities formerly carried out by the five retail electricity distribution companies, while Endesa Operaciones y Servicios Comerciales provides support functions such as billing and collections, customer support, sales offices and other administrative functions to those companies and other companies in the Endesa Group.

In 2005, we distributed 101,258 GWh to approximately 11 million customers, representing a 2.3% increase in the number of customers over 2004, which was principally due to Spaniards and foreigners with second homes in areas like Canary Islands, Balearic Islands and Andalusia.

Supply to Deregulated Customers

As of January 1, 2003, the Spanish electricity sector became completely liberalized, as a result of which all consumers are able to choose their electricity supplier. See “—Regulation—Regulation of the Spanish Electricity Sector”.

We sell to deregulated customers through Endesa Energía. During 2005, Endesa Energía sold 36,773 GWh to 998,154 points of consumption in Spain, which is 445,162 points more than the prior year and represents a 37.4% share of the liberalized market. We seek to provide integrated and flexible energy solutions at affordable prices, and offer to supply electricity, steam, natural gas, compressed air and demineralized water.

As a result of the work we performed in previous years to strengthen our customer service channels, in 2005 we focused on the following aspects of customer service:

•       Customer perception of quality.   This indicator, which was carefully monitored in 2005, showed high levels of satisfaction in all channels and processes. In addition, we ran sales training and customer service quality incentivization campaigns at service points and sales offices.

•       Rationalization of the network of sales offices and service points.

•       Optimization of Customer Call Centers.   Throughout 2005, we extended the new services created in 2004, such as the Customer Call Center for corporate customers to all of the geographical areas we supply. We also installed further platform reinforcement services to handle calls when significant system incidents arise, and we created dedicated Customer Call Center teams focused on specific equipment and types of complaints.

•       Improvement of complaint management, by further developing the structure and tools implemented in 2004.

We have integrated our telephone customer service capabilities into four Centros de Atención Telefónica (CATS), which handled over 9 million calls in 2005. We have also implemented promotional programs aimed at the household and small- and medium-sized business sectors.

Our on-line initiatives include Endesa On Line (www.endesaonline.com), a web site dedicated to offer Endesa Energía’s value added services to satisfy the needs of deregulated customers, enabling them, among other things, to monitor their consumption of energy and to request services.

Throughout 2005, we continued to develop a range of products designed for customers in the deregulated market, leveraging our household customer base for sales of additional value added products such as life insurance policies and electrical appliances, including air conditioners and heating machines.

Supply of Natural Gas

We believe that there is a tendency towards convergence of the markets for the supply of electricity and natural gas in the Iberian Peninsula, and as part of our new strategy, we have become an integrated energy supplier, providing both electricity and natural gas to our customers. We believe that we were well-positioned for our entry into the natural gas supply market in 2001 as a result of our consumption of large quantities of natural gas in connection with our electricity generation business and our experience supplying electricity to our customers. In 2001, we began to supply natural gas through Endesa Energía to eligible customers to whom we also supply electricity. At December 31, 2005, we had 221,719 points of supply whose annual consumption requirements total approximately 18,558 GWh. Our market share for the unregulated supply of natural gas in Spain at December 31, 2005 was an estimated 10.9%, and an estimated 12.1% including the supply to our plants.

The Spanish Wholesale Market

The Spanish wholesale market comprises two types of market: the spot and intra-day markets, overseen by the Market Operator, and the operating market, managed by the System Operator, designed to provide the necessary reserves to meet demand and other ancillary services.

In 2005, approximately 237,388 GWh of power (90.3% of Spain’s entire electricity system) was traded on the wholesale market. The remainder came from renewables/CHP, traded directly by distributors.

In addition to the organized market, producers and customers can enter directly into supply contracts or financial contracts to lock in prices. Both forms of trading, still rather modest in terms of volume, soared in 2005: bilateral trading totaled 7,020 GWh and swap agreements finished the year at an estimated total of 36,000 GWh—equivalent to ten base load combined cycle plants valued at over €1.6 billion.

Financial over-the-counter derivatives trading increased significantly, primarily as a result of new participants emerging on the international scene, a sign of the increasing consolidation of this market, which complements trading on the Operador del Mercado Ibérico de Energía—Polo Español, S.A. (“OMEL”), the Spanish wholesale market operator. OMEL operates as a clearinghouse in this wholesale market, matching supply and demand for electricity, and carries out its functions as an agent for the participants in the wholesale market (i.e., generating companies, distributors and retailers).

Performance of electricity prices

The average spot price in 2005 was €55.98/MWh, which differs significantly from the €28.74/MWh calculated a year previously. The average monthly price fluctuated throughout the year between €44.18/MWh in January and €73.78/MWh in December. Since cost overruns of operating markets and the supply guarantee added €2.40/MWh and €4.48/MWh, respectively, to the average price, the final price was €62.86/MWh, 76% higher than in 2004.

This strong increase was due primarily to the following factors: the price of emission rights, which caused fossil-fuel plant costs to soar; low rainfall during the year; and high fuel prices in international markets, particularly the natural gas market.

The high fuel prices prompted several agents to reduce the load factors for combined cycles. Nevertheless, we obtained more competitive costs than our competitors through a successful trading policy that ensured our combined cycles a higher load factor.

Effective March 3, 2006, the matched positions in OMEL between generation companies and electricity distribution companies will be settled at a fixed price set by the government depending on electricity market prices. This price has been provisionally set at €42.35/MWh.

Purchases and sales in the wholesale market

We sold 80,575 GWh of power on the wholesale market in 2005, which accounts for 30.6% of total power fed to the mainland electricity system.

Of this figure, 3,567 GWh corresponded to bilateral trading agreements and 77,008 GWh was traded in the markets managed by OMEL and Red Eléctrica de España (REE). 79,168 GWh of power sold was produced by us and the remainder imported or surplus energy acquired from renewable/CHP plants.

Physical bilateral trading—the most popular form of trading in Europe—was practically nonexistent in Spain until the last two months of 2005, with Endesa as a key participant. The recent changes made to capacity payment regulations that eliminated the previous preference for spot market trading are increasing the role of bilateral trading.

Regarding purchases, we acquired 87,688 GWh of power on the wholesale market, 4% of which was secured through bilateral trading and the remainder purchased on organized markets.

Other purchases include 1,893 GWh for exports and 2,152 GWh of our own production for hydroelectric pumping plants.

Transmission and Distribution Network

At December 31, 2005, the total length of our transmission and distribution network was approximately 297,133 kilometers.

The table below provides summary information of the transmission and distribution lines of our electricity transmission network at the dates indicated.

	At December 31,			Percentage Change
	2003	2004(1)	2005(2)	2005/2004
Aerial high-voltage lines (km)	20,704	20,539	20,870	1.6%
Underground high-voltage lines (km)	555	635	674	6.1%
Aerial medium-voltage lines (km)	78,048	77,981	78,445	0.6%
Underground medium-voltage lines (km)	25,927	27,540	29,228	6.1%
Transformer centers (MVA)	45,086	47,911	51,065	6.6%
Substations (MVA)	56,977	63,865	71,754	12.3%

(1)          The figures for 2004 may differ in some cases from those published in the related notes to financial statements due to inventory updates made subsequent to the publication of the financial statements.

(2)          The data for 2005 relating to the medium and high voltage network are provisional.

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

In November 2002, our Board of Directors approved the sale of our Spanish mainland electricity transmission assets, including any assets that were in service as of December 31, 2002, as well as certain construction projects in progress that were scheduled to commence operations in 2003 to REE for

€1,052 million. Under the agreement, we will provide REE with operating and maintenance services, as well as other technical assistance and consultancy services, in relation to the transferred assets for four years. As part of the transaction, we will retain the right to use the fiber optic cable installed in the electricity lines we sold for a period of 99 years and will share with REE the right to install new fiber optic lines over the existing electricity lines. The transaction will not affect our ability to carry out electricity transmission activities pursuant to the prevailing regulatory framework in Spain. The transaction was closed in the first quarter of 2003. See “—Capital Expenditures and Divestitures—Divestitures”.

In 2005, the gross investment in our transmission and distribution network in Spain was €1,389 million, approximately 31% of which was dedicated to meeting new supply requirements due to the 5.5% increase in the amount of energy distributed and the connection of 230,200 new customers. The other approximately 69% was invested in improving the quality of service and procedures. As a result of these investments, in 2005 we increased the total length of our transmission and distribution network by more than 7,773 kilometers to 297,133 kilometers as at December 31, 2005. In 2005, we also constructed 40 new substations and more than 4,793 transforming centers (from medium- to low-voltage). Investments to improve quality of service and procedures included:

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

We hold a 20% interest in Planta Regasificadora de Sagunto, S.A., which we have built in Sagunto (Valencia) with a storage capacity of 300,000 cubic meters and a regasification capacity of 600,000 Nm3 per hour, equivalent to 5.25 bcm per year. We initiated the plant’s trial period in February 2006.

We hold a 45% interest in Compañía Transportista de Gas de Canarias. We are currently carrying out studies and initial activities for new projects in Arinaga (Gran Canaria) and Granadilla (Tenerife), which we expect to commence operations in 2008 and 2009, respectively. Each of the Arinaga and Granadilla plants are expected to have a storage capacity of 150,000 cubic meters and a regasification capacity of 210,000 Nm3 per hour, equivalent to 1.8 bcm per year.

Distribution of Natural Gas

We distribute piped natural gas to residential, commercial and industrial customers in seven Spanish autonomous regions through Endesa Gas and several companies in which it holds stakes. In addition, Endesa Gas holds stakes in companies that distribute piped natural gas in Portugal. We are the third largest natural gas distributor in Spain, with a market share of approximately 6% at December 31, 2005. We are also present in the Portuguese natural gas distribution market through our interests in Setgas and Portgas. Our stake in these two companies is a result of our 49% share in NQF Gas, SGPS, S.A. (“NQF”), to which both companies belong. In January 2006 Endesa reached an agreement with Electricidade de Portugal (EDP) to sell its 49% share in NQF and, by extention, its stakes in Setgas and Portgas. The transaction is pending approval.

At December 31, 2005, Endesa Gas and the companies in which it holds stakes had more than 325,000 customers in Spain and approximately 255,000 customers in Portugal. In 2005, the volume of energy sold in Spain by Endesa Gas and the companies in which it holds stakes increased approximately 18% to 5,713 GWh and the volume of energy sold in Portugal increased 3% to 2,484 GWh. In accordance with our Strategic Plan 2005-2009, we intend to increase our market share in each of the Spanish and Portuguese markets for the distribution of natural gas. The following table shows certain information with respect to the companies in which Endesa Gas held stakes at December 31, 2005:

Company	Percent Participation	No. of Customers at December 31, 2005	Energy Supplied in 2005
			(GWh)
Gesa Gas	100.0%	86,130	536.3
Distribuidora Regional de Gas	45.0%	15,862	860.1
Meridional de Gas	100.0%	14,809	907.2
D.C. Gas Extremadura	47.0%	37,536	134.0
Gas Aragón	60.7%	165,938	3,235.4
Gas Alicante	100.0%	4,832	39.7
Portgas	12.4%	148,229	1,905.5
Setgas	9.7%	107,289	578.3
Total		580,625	8,196.5

Transport and Distribution Infrastructure

We participate in the gas transport sector through our wholly-owned subsidiary Endesa Gas Transportista. In 2005, we constructed 335 kilometers of network, with an investment of €20.8 million, reaching 2,874 kilometers of the distribution network in Spain, which represents an increase of 13% with respect to the previous year. We also worked on the construction of various gas pipelines in 2005, including most notably:

•       Pipelines brought into service in 2005: Jerez-El Puerto de Santa María gas pipeline (16 km), Platea-Fuenfreca gas pipeline (14.6 km) and El Burgo de Ebro gas pipeline (4.7 km); and

•       Pipelines undergoing design or construction in 2005: Zaragoza-Calatayud gas pipeline (70 km), Cella-Calamocha gas pipeline (56.7 km), Segovia-Avila gas pipeline (67.7 km), Medina-Arévalo gas pipeline (29.7 km), Salamanca-Peñaranda gas pipeline (52.9 km), Fraga-Mequinenza gas pipeline (10 km), Alagón-La Joyosa-Sobradiel gas pipeline (17 km), Gallur-Tauste-Ejea gas pipeline (39 km), Bahía de Cádiz gas pipeline (24 km) and Costa Noroeste de Cádiz gas pipeline (22 km).

Regarding our transmission infrastructure, we hold a 12% interest in the technical and economic viability study for the new gas pipeline that will connect Algeria and Spain, via Almeria, scheduled to enter into service in 2009.

Portugal

General

Our presence in the Portuguese electricity industry is primarily linked to generation activities resulting from our interests in Tejo Energia and cogeneration plants, and to selling electricity to end customers in the deregulated market.

Generation

In Portugal, we hold a 38.9% stake in Tejo Energia-Producão e Distribucião de Energia Eléctrica S.A., which owns a 600 MW coal-fired plant, accounting for 6.1% of generation capacity in Portugal at December 31, 2005. In 2005, the plant generated approximately 4,702 GWh of electricity. All of the electricity generated by the plant was sold under a long-term power purchase agreement with the national grid concessionaire.

We continue to develop our plans in Portugal to ensure a favorable position in the electricity market. We also lead Portugal’s cogeneration market through our 50% interest in Sociedade Termica Portuguesa, which has 71 MW of installed capacity in Portugal.

Furthermore, we became the sole shareholder of Finerge in 2005, which by year-end had a capacity of 107 MW. Projects are underway to achieve a capacity of 320 MW in 2007.

Sales to deregulated market customers

In 2005, we continued to consolidate our position in the Portuguese deregulated market, in which we made sales totaling 2,223 GWh, a 23.6% increase over 2004. As of November 30, 2005, we had secured a market share of 23.2%, and in that same month, we had 919 supply points.

Since 2002, we have operated in this market through a 50/50 joint venture with the Portuguese industrial group Sonae Group, called Sodesa S.A. Sodesa is currently the second largest retailer in the Portuguese deregulated market.

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

At year end 2005, our installed capacity in Europe was 9,397 MW, of which 6,590 MW corresponded to Endesa Italia and 2,807 MW to the French company Snet. Total output was 33,749 GWh (23,362 GWh generated by Endesa Italia and 10,387 GWh by Snet). Sales totaled 47,221 GWh, of which 30,911 GWh corresponded to Endesa Italia and 16,310 GWh to Snet. Sales to deregulated customers in Italy and France were 13,064 GWh and 4,694 GWh, respectively.

Generation

Italy

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

Endesa Italia, which merged into Endesa Holding Italia to form Endesa Italia S.p.A. in December 2003, is one of the three largest generators of electricity in Italy with an installed capacity of approximately 6,590 MW as of December 31, 2005, including 20 MW of installed capacity relating to its wind farms, 2,180 MW relating to its fuel oil and gas generating plants, 1,014 MW relating to its hydroelectric plants, 976 MW relating to its coal-fired plants and 2,400 MW relating to its CCGT plants. Net generation output stood at 23,362 GWh in 2005, an increase of 12% from 2004, due mainly to the conversion of the Ostiligia plant’s group 3 and the Tavazzano plant’s group 6 to a combined cycle generator which commenced operation in 2005, and the start-up of two turbo-gas groups at the Fiume Santo plant.

The conversion of the Ostiglia plant’s group 3 and the Tavazzano plant’s group 6 combined cycle plants is part of Endesa Italia’s thermal plant repowering program initiated in 2002. This program entails the conversion of these plants to more efficient and environmentally friendly technologies, while also significantly increasing their installed capacity.

The renewables business in Italy

Endesa Italia continues to produce electricity using renewable energies at its 20 MW Florinas wind farm located in the Sardinian region of the same name and uses animal flour for combustion in the coal groups of the Monfalcone plant.

On August 5, 2005 we were awarded two engineering procurement contracts (EPC) for the construction of wind farms in Trapani and Vizzini (total installed capacity of 56.1MW) belonging to IDAS, 100% owned by Endesa Italia. Total investment in the construction of the two plants will be approximately €59 million. Trapani and Vizzini are under construction and are expected to be completed in approximately six months. The plants are scheduled to begin operating in 2006.

Pursuant to the Framework Agreement between Gamesa and Endesa for 200 MW of operating wind farm capacity before 2007, the 14 MW Iardino Srl (Naples) wind farm is now in place and operative, and delivery to Endesa is expected to take place in the first half of 2006.

Endesa Italia reported sales of 30,911 GWh, an increase of 17.8% over 2004, as a result of higher output and a 41% rise in power purchases from third parties. A large part of this increase can be attributed to Endesa Europa capitalizing on its position in France, allowing Endesa Italia to increase its energy imports to 1,658 GWh in 2005 from 371 GWh in 2004.

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

CdF holds a 16.25% interest in Snet and Electricité de France holds an 18.75% interest. Snet has four coal plants with an aggregate installed capacity of 2,477 MW at December 31, 2005 and generated 8,689 GWh in 2005.

In 2005, assembly work began on the desulphurization and denitrification systems for two 600 MW groups—Provence 5 and Emile Huchet 6. These systems will allow both groups to comply with the EU Directive limiting the emissions produced at large combustion facilities. Investment in the project will total €156 million.

Snet reported sales of 16,310 GWh in 2005, of which 10,387 GWh corresponded to its own production and 5,923 GWh represented power purchases from third parties. The group sold 4,694 GWh of power to 159 customers on the deregulated French market.

On February 26, 2005 the National Allocation Plan for (NAP) for CO2 emissions was published in France. The plan assigned Snet 9,065 Mt/year for 2005-2007. We consider this allocation to be sufficient to cover Snet’s CO2 requirements.

In 2005, Snet acquired an additional 4.36% in a cogeneration plant, Bialystok, with 330 MWe of installed capacity in Poland. Bialystok generated 1,698 GWh at December 31, 2005. As a result of this transaction, Snet currently owns 69.58% of Bialystok.

In addition, Snet holds a 50% interest in Altek, a Turkish company, which operates a 40 MW hydroelectric plant and at the end of 2005 inaugurated a 80 MW CCGT plant at Kirklareli.

We also have a 20% interest in Soprolif, whose principal business is the construction and operation of a circulating fluidized-bed boiler at Gardanne (France), with capacity of 250 MW. Endesa Europa and Snet have a 25% and a 20% interest in Soprolif, respectively.

Supply

We seek to take advantage of the opportunities arising from the growing number of customers in Europe that can contract freely with suppliers.

In France, Snet supplied 4,694 GWh of electricity in 2005, and in Italy, Endesa Italia supplied 13,064 GWh to deregulated customers.

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

Poland

In September 2005, the Ministry of Industry shortlisted Endesa, Belgium’s Electrabel and Italy’s Enel in the sale of Dolna Odra (Poland), owner of three plants with an installed capacity of 1,960 MW, within the framework of its privatization. On November 7, 2005, we were selected by the Ministry to negotiate the purchase of Dolna Odra on an exclusive basis for one month. The exclusivity period ended on December 5, 2005. On January 9, 2006, the European Commission notified Endesa Europa that it was authorized to conclude the transaction, which is now pending only an agreement with employees.

We are present in Poland through the controlling stake held by Snet in the 330 MW Bialystock plant, and our 10% holding in the Polish market (Gielda Energii).

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

The objective of our trading activities in Europe is to support our generation and supply businesses by seeking to increase the return on our assets while hedging the market risk associated with generation and supply activities. During 2005, our trading activities involved purchases and sales of electricity, substantially all of which were physical transactions, both under medium-term (typically one year) contracts and in short-term transactions through over-the-counter markets (bilateral transactions) and the main European exchanges. Other important activities have involved sourcing energy for sales to deregulated customers in France, as well as hedging purchases and sales of natural gas to deregulated customers in Spain.

Activities in the European wholesale markets

We operate in the European wholesale markets to administer our generation and supply activities outside the Iberian area. Among other objectives, this strategy provides us with the necessary power supply to fulfill our contracts with European customers and balance our risk positions in those areas where we operate. We perform this activity through our subsidiary, Endesa Trading.

In 2005, activity in the European wholesale markets was shaped by CO2 emission rights and the rise in crude and natural gas prices. These factors led to generalized energy price increases, with supply contracts for 2006 rising almost 50%.

In addition, adverse weather conditions at the end of the year, natural gas supply difficulties—especially in the United Kingdom—and unexpected technical problems on the networks in France and Germany pushed spot prices to their highest levels since 2003. The knock on effect caused by these problems and the challenges in finding short term solutions affected contracts to be supplied in the future, i.e., monthly, quarterly and even annual products.

Also, volumes traded through bilateral contracts increased in organized markets such as Powernext, EEX or APX. The EEX reached 66 TWh in 2005, up 12% from 2004; the APX climbed to 16 TWh, up 19%; and the French market Powernext (in which we hold a 5% stake) recorded a figure of 19 TWh, up 34% from 2004.

Electricity futures rose significantly during 2005, and the base price for 2006, €34.5/MWh in Germany at the start of 2005, rose to €51.4 /MWh at the end of the year. Also, average spot prices in 2005 increased sharply in France and Germany. The average base price for both was €45/MWh up from €28/MWh in 2004.

In 2005, Endesa Trading handled total energy volumes of 49.46 TWh from operations with Italian customers (9.7 TWh), Endesa Energía (2.7 TWh) and Snet (1.97 TWh), direct supply contracts with large industrial customers and others, and import and export operations via the interconnections existing among Spain, France, Germany, Holland, Belgium, Denmark, Italy and Slovenia.

We highlight the energy obtained in virtual capacity auctions (VPP) held by Electricité de France, whose associated activities accounted for volumes of 1.03 TWh.

Cross-border Electricity Exchange

In 2005, international interconnection capacity was assigned by grid operators via a series of coordinated auctions. Power continued to be exported from France to the United Kingdom (2,000 MW at year end 2005), Italy, Switzerland and, to a lesser extent, Spain.

However, the balance of the exchange between France and Germany altered as the latter was no longer a net importer of energy from France, becoming primarily an exporter.

With regard to trading activities, we highlight our operations on the France-Italy interconnection, which on occasion accounted for up to half the energy auctioned (i.e., approximately 250 MW) and the entry of new countries, such as Denmark and Slovenia, in 2006. These countries may acquire virtual and interconnection capacity with Germany and Italy, respectively, for 2006 in auctions organized by local operator, or may participate in the existing interconnection between France and Germany.

In 2005, energy transmitted via trading activities from France to Italy amounted to 1.35 TWh. With regard to interconnections in France, power imports from Spain were 2.24 TWh, while exports were only 271 GWh.

Through these operations we were able to supply energy to Endesa Energía’s customers abroad and make wholesale sales to other grids. Endesa Trading purchased the remaining energy needed to supply Endesa Energía’s other European customers.

CO2 emissions market

In 2005 the first phase of the Emission Trading Directive (2005-2007) was implemented, with each country publishing its Allocation Plan for Emission Rights and the creation of National Emissions Registries.

In this context, several spot markets were created for emission rights, primarily on wholesale markets on which electricity was already traded (e.g., Powernext, Nordpool and EEX). Energy supplied via these markets is estimated at approximately 260 million tons.

During the year, Endesa Trading channeled purchases and sales of CO2 emission rights between Snet and Endesa Italia of approximately 2.98 million tons. The starting price for emissions rights fluctuated between €8 and €10/Mt, while by the end of 2005 the price was approximately €21/Mt.

Endesa in Morocco

On January 19, 2005, commercial activities started at the Tahaddart CCGT plant in Morocco.

This plant, with installed capacity of 400 MW and located in the town of the same name, is the result of an agreement made in 2001 to incorporate Energie Eléctrique de Tahaddart, S.A., the company in charge of the construction and use of the plant. The company is owned by the Moroccan group Office National d’Electricité (ONE) (48%), Endesa (32%) and Siemens (20%).

Tahaddart is the first combined cycle plant to be built in Morocco and represents 9% of the country’s total installed capacity and 13% of its thermal capacity. It supplies approximately 17% of the total energy consumed in Morocco.

Also, in January 2005 we sold our 18% stake in Lydec (a water, electricity and sanitation services company based in Casablanca) to the insurance group Al Watanya, for €26 million, generating a capital gain of €12 million.

In January 2006 an agreement was signed with ONE to construct an 800 MW combined cycle plant in Al Wahda. We will be the technical manager on this project, in which we hold a 20% stake.

Electricity Business in Latin America

Overview

We are involved in the generation, transmission, distribution and supply of electricity in five countries in Latin America, where we had an installed capacity of 14,095 MW and approximately 11.2 million customers at December 31, 2005. We are one of the largest private electricity operators in Latin America in terms of consolidated assets and operating revenues. We are present in Chile, Argentina, Colombia, Peru, and Brazil, and participate in the Siepac electricity interconnection system that will link the six Central American countries.

Our electricity business in Latin America is conducted principally through our subsidiary Enersis in which we currently hold a 60.62% interest, as well as through interests we have acquired directly in companies in the region. We acquired control of Enersis in April 1999. Enersis is an electricity utility company primarily engaged, through its principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Through Endesa Chile, one of Enersis’ consolidated subsidiaries, Enersis is the largest private sector electricity generation company in Latin America in terms of installed capacity. Enersis also owns electricity distribution companies in Latin America directly or through Chilectra with over 11 million customers at December 31, 2005. Each of Enersis’ and Endesa Chile’s American depositary shares, evidencing American depositary receipts, are traded on the New York Stock Exchange, and each of Enersis and Endesa Chile is a reporting company in the United States that files annual reports on Form 20-F with, and furnishes periodic reports to, the SEC.

The following table sets forth, at December 31, 2005, our principal subsidiaries active in the Latin American electricity business.

Company	Direct Economic Interest of Endesa	Economic Interest Through the Enersis Group	Total Economic Ownership Interest	Voting Interest	Installed Capacity	No. of clients
					(MW)	(millions)
Argentina:
Central Costanera	—	23.37%	23.37%	64.27%	2,303	n.a
Hidroeléctrica el Chocón	—	17.25%	17.25%	65.19%	1,320	n.a
Dock Sud	39.99%	—	39.99%	69.99%	870	n.a
Edesur	6.23%	39.45%	45.68%	99.45%	n.a	2.2
TESA*	28.48%	32.50%	60.98%	100.00%	n.a	n.a
CTM*	28.48%	32.50%	60.98%	100.00%	n.a	n.a
CEMSA	55.00%	16.36%	71.36%	100.00%	n.a	n.a
Brazil:
Cachoeira	28.37%	32.37%	60.74%	99.61%	658	n.a
Fortaleza	28.48%	32.50%	60.98%	100.00%	318	n.a
Ampla	13.35%	42.21%	55.56%	91.94%	62	2.4
Cien*	28.48%	32.50%	60.98%	100.00%	n.a	n.a
Coelce	13.65%	21.13%	34.78%	58.86%	n.a	2.4
Colombia:
C.H. Betania	—	31.13%	31.13%	85.63%	541	n.a
Emgesa	26.70%	8.91%	35.61%	48.48%	2,116	n.a
Codensa	29.61%	14.34%	43.95%	48.48%	n.a	2.1
Chile:
Endesa Chile	—	36.36%	36.36%	59.98%	4,477	n.a
San Isidro**	—	36.36%	36.36%	100.00%	n.a	n.a
Pangue**	5.01%	34.54%	39.55%	99.99%	n.a	n.a
Celta**	—	36.36%	36.36%	100.00%	n.a	n.a
Pehuenche**	—	33.69%	33.69%	92.65%	n.a	n.a
Chilectra	—	59.55%	59.55%	98.24%	n.a	1.4
Peru:
Edegel	—	13.78%	13.78%	63.56%	969	n.a
Etevensa	43.50%	—	43.50%	60.00%	315	n.a
E. de Piura	48.00%	—	48.00%	60.00%	143	n.a
Edelnor	18.00%	20.24%	38.24%	60.00%	2	0.9

*                    Transmission company.

**             Installed capacity included in Endesa Chile.

In 2005, we created a holding company, Endesa Brasil, S.A. The creation of Endesa Brasil has resulted in strategic and financial advantages. Strategic advantages include the improved visibility of our assets (which has had a positive effect on our share price), greater access to growth opportunities and increased bargaining power. The financial advantages of this operation include more stable cash flow, more diversified commercial risk and improved access to the financial markets.

In October 2005, we transferred all of our Brazilian holdings to Endesa Brasil.

Electricity Generation and Transmission

Generation

At December 31, 2005, we had an installed capacity of 14,095 MW in Latin America, most of which is held through our subsidiary Endesa Chile, of which we hold a 36.36% economic interest through Enersis. Approximately 61% of the installed capacity corresponds to hydroelectric power stations and approximately 39% to thermal power stations.

The following table shows the installed capacity of our consolidated subsidiaries in Latin America by country for the periods indicated.

Country*	2003	2004	2005	Percentage change 2005/2004
		(MW)
Chile	3,763	4,477	4,477	0.0%
Argentina	4,492	4,492	4,493	0.0%
Colombia	2,589	2,609	2,657	1.8%
Peru	1,458	1,436	1,429	(0.5)%
Brazil	1,031	1,039	1,039	0.0%
Total	13,333	14,053	14,095	0.3%

*                    Figures relate only to fully consolidated companies. Therefore, these figures do not include the 781 MW relating to the Atacama (Chile) power plant or the 72 MW owned by Cepm in the Dominican Republic.

In 2005, our gross production of electricity in Latin America totaled 57,890 GWh, an increase of 5.1% over 2004. The following table shows the gross production of electricity by our consolidated subsidiaries in Latin America by country for the periods indicated.

Country	2003	2004	2005	Percentage change 2005/2004
		(GWh)
Chile	16,524	16,797	18,764	11.7%
Argentina	11,208	15,884	16,154	1.7%
Colombia	10,794	11,881	11,864	(0.1)%
Peru	4,683	5,655	6,895	21.9%
Brazil	3,271	4,889	4,213	(13.8)%
Total	46,480	55,106	57,890	5.1%

Gas supply restrictions in Argentina remained in place throughout 2005, affecting the power plants which use this fuel. Likewise, gas exports to Chile were reduced, impacting generation in that country.

The effect of the supply restrictions in Argentina was minimized to some degree by the fact that most of our fossil-fuel power plants in that country are equipped with dual-fuel technology which enables them to use either fuel-oil or gas.

In Chile, the San Isidro I power plant was the most affected by gas supply restrictions, although this was offset by the high rainfall and the contribution of the Ralco hydroelectric power plant, which came on stream in September 2004.

Generation in Peru increased by 21.9% in 2005, due mainly to the Etevensa power plant operating in open mode with gas from the Camisea field for the entire year, compared with only four months in 2004.

The decrease in production in Brazil was due to the lack of available gas from Petrobras, which led to a 74% drop in generation at the Fortaleza power plant.

We continue to leverage the investment opportunities offered by the generation business in Latin America. We currently have several plants under construction in Chile and Peru on which work was carried out in 2005.

Chile: San Isidro II, Palmucho, Ojos de Agua

Endesa Chile is currently constructing the San Isidro II CCGT power plant in Chile. The operation will be divided into three stages: between April 2005 and October 2007, the plant will operate with its gas turbines in open-cycle mode using fuel-oil, with maximum installed capacity of 209 MW; between February 2008 and March 2009, it will operate as a CCGT plant using fuel-oil, with installed capacity of 310 MW; and from 2009 onwards, the power plant will operate as a natural gas CCGT plant which will increase installed capacity to 377 MW. The total estimated investment in this project is $200 million.

Endesa Chile is also constructing the Palmucho hydro power plant in the Bíobío region. This is a run-of-river power plant located at the foot of the Ralco hydro power plant dam. It will use the Ralco plant’s water flow (27.1 m3/s), with an installed capacity of 32 MW. The total investment in this project will be $37 million, including civil works and equipment. The plant is due to come on stream in 2007.

The Palmucho plant will not reduce capacity at the Ralco plant, nor are new water rights required. The project has received the necessary authorization from the Chilean environmental authority (CONAMA), which approved the Environmental Impact Statement on February 18, 2005.

Finally, Endesa Eco, a 100% owned subsidiary of Endesa Chile, was created to administer and manage renewable energy projects in Latin America. This company is developing the Ojos de Agua mini-hydro power plant project in the Maule-Chile area, with installed capacity of 9 MW. Total investment in this project will be $15 million and it is due to come on stream in 2008.

Peru: Etevensa CCGT and the Camisea gas purchasing contract

Our Peruvian subsidiary, Etevensa, was granted a license to supply Camisea natural gas in August 2003. This included a commitment to maintain the installed capacity of its hydro power plant. The company converted two of the turbines at its power plant from fuel-oil to natural gas with installed capacity of 325 MW and came on stream in open cycle mode in August 2004. It is estimated that the CCGT of the first turbine will begin operating in May 2006 and increase its installed capacity to 400 MW.

In 2005, the Etevensa II project extended our commitment to the Peruvian electricity sector with the transformation of the second CCGT turbine. This will increase capacity by nearly 100 MW and is expected to come on stream at the end of 2006.

These works will transform a power plant which previously operated with fuel-oil to one with nearly 500 MW of CCGT capacity. This plant will be the first in Peru to use an important local resource such as gas from the Camisea field.

Endesa Chile has agreed to incorporate the Matte Group in a new 2,400 MW hydroelectric project. The project, which will receive approximately $4 billion in investment through 2018, will involve bringing onstream four hydroelectric plans, two on the River Baker and the other two on the River Pascua, both approximately 1,700 kilometers south of Santiago de Chile. Endesa Chile’s project, which is expected to be completed at the end of 2018, is the most ambitious hydroelectric plan currently underway in Chile and the rest of Latin America.

Transmission

We own CIEN, the high-voltage electricity interconnection between Brazil and Argentina. The first phase of the project came into service in the first half of 2000, with capacity of 1,000 MW. Work on the second phase began at the end of 2000, doubling the transmission capacity of the interconnection to 2,000 MW in 2003.

Also, since the end of 2001 we have been a partner in the Empresa Propietaria de la Red (EPR), created to oversee the Siepac project, which includes the development of an electricity interconnection between Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama through a 1,880 km 230 Kv line. This project is scheduled for completion in 2006, with an estimated budget of $320 million.

The Colombian company, ISA (Interconexión Eléctrica S. A.), became the eighth partner of EPR in 2005. The tender process has begun for the construction of the line, with 12 companies participating.

In 2005, EPR became eligible for a construction finance loan from the Inter-American Development Bank. It also borrowed $40 million from the Central American Bank for Economic Integration to finance 16 substations.

We also carry out electricity transmission activities in Argentina as a shareholder of Yacylec, which operates a 282 km line between the Yaciretá hydroelectric plant and the Resistencia switching station.

Through Endesa Chile we have a 50% stake in the Gas Atacama gas pipeline, which carries gas from the northern regions of Argentina to the Norte Grande de Chile interconnection system. The 950 km long gas pipeline came into operation in 1999.

Electricity Distribution

In 2005, the companies in which we hold stakes distributed 55,246 GWh, an increase of 5.6% from 2004, to approximately 11.2 million customers in Chile, Argentina, Brazil, Peru and Colombia. The following table shows our total customers and sales of electricity in Latin America by country in 2005.

Country	Customers	Sales
	(thousands)	(GWh)
Argentina	2,165	14,018
Brazil	4,654	14,753
Chile	1,404	11,851
Colombia	2,074	10,094
Peru	925	4,530
Total	11,222	55,246

Tariff revisions

In 2005, there were several tariff revisions at our Latin American subsidiaries. We highlight the following:

•  In Argentina, Edesur signed an agreement with the government to revise the distribution tariff, which had been changed into Argentinean pesos and frozen in 2002 under the Economic Emergency Law. This agreement includes an average increase of 28% in the DCV (distribution cumulative value) which will come into force in 2006, when the integral tariff revision will be effected.

•  In Peru, Edelnor finalized the tariff revision process which it performs every four years. Average tariffs remained practically unchanged, increasing only in line with inflation.

•       In Brazil, Coelce performed its annual tariff revision and approved a 23.6% increase which was fully applied in October 2005 when the Brazilian Supreme Court repealed the provisional measures set by the Ceará State Court, which had limited the tariff increase to 11.1%.

Managing distribution losses

Energy losses in the distribution from our subsidiaries in Latin America amounted to 11.8% in 2005 compared to 11.9% in 2004.

In 2005, we began a project designed to decrease energy losses in the Río de Janeiro distribution area operated by Ampla. The project, called Red Ampla, incorporates the most advanced technologies into the network to avoid the theft of electricity. Investment in the project is €45 million. Thus far, the project has demonstrated clear results, including fitting 42,000 customers with new electricity meters, and a decrease of losses from 53.4% to 1.9%. In 2005, Red Ampla supplied 150,000 customers.

These positive results and the short time frame in which the investment has been recovered—three and a half years—make Red Ampla one of the most successful and groundbreaking projects we have undertaken in the field of electric energy distribution in the region.

Following the trend seen in previous years, in 2005 we substantially increased the quality of the service in the countries where we operate. Specifically, the average number of interruptions at our subsidiaries in the region was 7.9%, 1.3 percentage points less than in 2004, and the annual average interruption time per customer fell by 8.4% to 10.2 hours a year.

Distribution in Argentina.   In Argentina, through Enersis, we own an approximately 39.45% economic interest in Empresa Distribuidora Sur S.A., or Edesur, the second largest privatized electricity distribution company in Argentina in terms of energy purchases. Edesur serves approximately 2.2 million customers in the greater Buenos Aires metropolitan area and is operated by Chilectra. The concession from the Argentine regulators to transmit and distribute electricity in Argentina is due to expire in 2087.

Distribution in Brazil.   In Brazil, we conduct our electricity distribution business through Companhia de Eletricidade de Rio de Janeiro, S.A. or Ampla, one of the largest electricity distributors in the State of Rio de Janeiro, and Companhia Energética de Ceará, or Coelce, the sole electricity distributor in the State of Ceará in northeastern Brazil. Ampla serves approximately 2.2 million customers and Coelce serves approximately 2.4 million customers in their respective concession areas. Both Ampla and Coelce are operated by Chilectra, S.A., a Chilean distribution company. We currently hold an approximate economic interest of 55.56% in Ampla. Our economic interest in Coelce is approximately 34.78%.

Distribution in Chile.   In Chile, through Enersis, we conduct our electricity distribution business through Chilectra S.A. Chilectra is the largest electricity distribution company in Chile in terms of the number of clients, assets and energy sales and served approximately 1.4 million customers in the greater Santiago metropolitan area in 2005.

As part of our policy to simplify our corporate structure in Latin America, in 2005 we initiated proceedings to finalize the merger between Elesur, our former investment company in Chile, which is wholly-owned by Enersis, and the distribution company Chilectra.

Distribution in Colombia.   In Colombia, we hold an approximately 43.95% economic interest in Codensa, S.A. E.S.P. Codensa is an electricity distribution company which serves approximately 2.1 million customers in the area of Bogotá and is operated by Endesa. Codensa was created from the division of the generation and distribution assets of Empresa de Energía de Bogotá S.A. ESP.

Distribution in Peru.   In Peru, we own an approximately 38.24% interest in Edelnor S.A., an electricity distribution company that serves approximately 0.9 million customers in its concession area in the northern part of Lima. Chilectra is the operator of Edelnor.

Edegel—Etevensa merger.   In 2005 the process of merging Edegel, the hydro generator owned by Endesa Chile, and Etevensa, a thermal generation company directly owned by Endesa Internacional in Peru, began. The plant owned by Etevensa is currently being converted to CCGT technology. This operation is consistent with our policy of simplifying our corporate structure in Latin America, which we have undertaken since starting operations there. Our objective with the merger is to maximize synergies and simplify the management of assets. On January 17, 2006, this merger was approved by the shareholders of both companies, and it is expected to be finalized in the first half of 2006. Following the merger, Endesa Chile will consolidate Etevensa through Edegel.

Capital Expenditures and Divestitures

The following table sets forth our capital expenditures and other investments by type for the years 2004 and 2005. Financing in those years consisted primarily of internally generated funds.

	2004		2005
	(in millions of euro)
Capital Expenditures:
Power stations	1,116		1,294
Distribution facilities	1,329		1,779
Other	120		186
Total capital expenditures	2,565		3,259
Investments:
Total other investments	884	(1)	381	(2)
Total capital expenditures and other investments	3,449		3,640

(1)          Includes mainly a €121 million investment to acquire an additional interest in Snet, a €261 million investment to acquire an additional interest in Auna and a €187 million capital subscription in Smartcom.

(2)          Includes mainly a €151 million investment to acquire 100% of Finerge and a €27 million purchase of minority shareholders’ interests in Sodelif-Bialystock and San Isidro.

Capital Expenditures

In 2005, we made total capital expenditures of €3,259 million, 73.1% of which was made in our domestic electricity business, 8.5% of which was made in our European electricity business and 18.4% of which was made in our Latin American electricity business. Of the total capital expenditures, €2,420 million were recurrent capital expenditures and €839 million were invested in increased capacity and other non-recurrent capital expenditures.

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

Divestitures

As part of our strategy, we have divested since 2004 €5.0 billion in assets as of the date of this annual report. The following describes our principal divestitures since 2004:

•       in December 2005, we sold 40% of CEPM (Dominican Republic) for €20 million, which resulted in capital gains of €7 million;

•       in November 2005, we sold a 27.01% stake in Auna (Spain) for €2,221 million, which resulted in capital gains of €1,273 million;

•       in August 2005, we sold Smartcom (Chile) for €408 million, which resulted in capital losses of €3 million;

•       in July 2005, we sold 23.62% of Sidec (France) for €104 million, which resulted in capital gains of €48 million;

•       in May 2005, we sold Nueva Nuinsa (Spain) for €93 million, which resulted in capital gains of €16 million;

•       in February 2005, we sold 5.3% of Endesa Italia to ASM Brescia for €159 million, which resulted in capital gains of €24 million;

•       in January 2005, we sold Lydec (Morocco) for €26 million, which resulted in capital gains of €12 million;

•       during 2005, we sold certain real estate in Palma, Mallorca, at which GESA’s corporate headquarters had been located, for €73 million in net proceeds, which resulted in capital gains of €65 million, and other real estate in Barcelona for €27 million, which resulted in capital gains of €24 million;

•       in December 2004, we sold Enditel (Spain) to Ericsson for €4.7 million;

•       in October 2004, we sold Senda Ambiental (Spain) for €20.7 million;

•       in June 2004, we, Unión Fenosa and Telecom Italia sold to Auna 100% of Netco Redes for €100 million, plus the assumption of €47 million in debt by Auna; and

•       in May 2004, we sold our 11.64% stake in Aguas de Barcelona, S.A. (AGBAR) to Spanish institutional investors for €238 million.

Environmental Matters

We are committed to sustainable development, simultaneously seeking economic growth while ensuring our natural surroundings remain an ideal place in which to live.

We defined our Corporate Sustainable Strategy in 2002, encompassing the three dimensions of sustainability: people, planet and profit. This strategy reflects our understanding that sustainable development entails protecting the interests of our various shareholders, as demonstrated by our 7 Commitments for Sustainable Development announced in 2003 as part of our Sustainability Policy and which set forth the criteria guiding our dealings with our customers, shareholders, employees, suppliers, contractors and society.

Based on our mission, vision and values and our 7 Commitments to Sustainable Development, we created our 2003-2007 Strategic Plan for the Environment and Sustainable Development, which we are implementing via a series of programs and specific initiatives.

The implementation of this plan reduces the environmental impact of our business activities, leveraging opportunities created by evolving environmental regulation and the favorable market perception of companies which are clearly committed to sustainable development.

To date, this strategic plan has been 70% implemented. Highlights of this rapid implementation include sustainability initiatives, the implementation of environmental management systems, reactions to the challenges posed by climate change, our waste and effluents management strategy, the reduction of raw material consumption and energy efficiency and demand management plans.

The consolidation of the programs rolled out in our Latin American subsidiaries via Endesa Chile’s Sustainable Business Operating Plan, setting forth sustainability initiatives for the generation business, and the Strategic Sustainability Plan for the region’s distribution companies, marked a sustainability milestone in 2005.

In Europe, the French subsidiary, Snet, also approved its 2005-2007 Strategic Plan for the Environment and Sustainable Development.

Also in 2005, the Peruvian generator, Edegel, became the first Endesa company to be certified according to the International SA 8000 standard, developed by Social Accountability International, which certifies corporate management of issues related to human rights, children’s rights and working conditions.

The environment

Environmental protection is a cornerstone of our commitment to sustainable development. Our track record is a testament to this commitment to our environment, which is a fundamental part of our corporate values.

Our environmental management is a key component of corporate strategy and part of the senior management’s decision-making processes. In this way, we aim to minimize the impact of our operations on the natural surroundings. We have developed a broad range of initiatives primarily related to environmental management and exemplary management of effluents, waste, pollution and contaminated land, among others.

Our activities during 2005 related to the environment are discussed in more detail as follows:

•       Climate change;

•       Environmental management systems;

•       Environmental impact studies;

•       Waste management; and

•       Atmospheric emissions.

Climate change

Regulations governing greenhouse gas emission (GGE) trading came into effect in 2005, marking the debut by Spanish companies on the European emissions trading market.

Throughout 2005, we implemented the strategy and tools we prepared in anticipation of this new legislation. We also made progress on the investment program to cut greenhouse gas emissions, enhancing facility efficiency and investing in new capacity at combined cycle plants and stations fuelled by renewable energies.

Among the initiatives aimed at enhancing efficiency and performance, we introduced ABACO (Advance Boiler Automation for Combustion Optimization) technology, in conjunction with the engineering firm Inerco, at some of our facilities in Spain. With this initiative, clean technology, which contributes to the mitigation of the effects of climate change, is incorporated, reducing CO2 emissions from the electricity production centers and reducing NOx emissions. In the first phase of this initiative, ABACO technology is installed in the thermal groups of Compostilla 3, Los Barrios and Teruel 2. The initiative is expected to extend, in a second phase starting in 2006, to eleven other of our thermal groups in Spain.

In the area of emissions trading, we acquired emissions rights by participating actively in the European market.

Participation in projects and developing mechanisms to reduce emissions is a cornerstone of our strategy for combating climate change. In 2005, we were a particularly active player on an international scale in the area of Clean Development Mechanisms (CDMs).

We organized an internal group for acquiring emission rights via projects and defined quantitative and qualitative targets to meet our obligations arising from the Kyoto Protocol for 2005-2007 and 2008-2012. This resulted in the following initiatives:

•       Development of the legal documentation necessary to acquire Emission Reduction Certificates (ERCs) pursuant to CDMs, such as acquisition letters of intent, exclusivity agreements and purchase contracts;

•       Identification of CDM projects in Argentina, Brazil, Chile, Colombia and Peru. Our presence in these five countries enabled us to identify a large number of projects at different stages of maturity and to initiate negotiations with developers of several projects to acquire their ERCs;

•       Identification of CDM projects in non-Annex I countries such as Mexico and China. Here, our most noteworthy initiative was our agreement with Huaneng to purchase 2.6 million tons of CO2 by 2012 from a 195 MW wind farm;

•       Execution of framework agreements with companies capable of generating ERCs, including a series of agreements in 2005 with companies operating in non-Annex I countries to acquire their ERCs;

•       Launch of our Climate Initiative to acquire the rights to emit 15 million tons of CO2, five million tons between 2005-2007 and the remaining 10 million tons between 2008-2012. We carried out two launch events: one at our headquarters in Madrid and another in Río de Janeiro (Brazil); and

•       Continued participation in the World Bank’s CDCF carbon fund which registered several projects with the United Nations in 2005, including the first initiative to be granted ERCs.

Environmental Management Systems

The environmental management systems (EMS) at the following generation plants in Spain were certified in 2005:

•       The Jinamar fossil fuel plant (Canary Islands) was UNE-EN ISO 14001 certified;

•       The coal port terminal at Ferrol was UNE EN-ISO 14001 and EMAS certified; and

•       The Garraf JV (our degasification and biogas energy recovery facility at the Controlled Deposit in the Vall d´En Joan in Barcelona) was UNE EN-ISO 14001 and EMAS certified.

In addition, the EMS at the Andorra (Teruel) mining center underwent an initial audit in preparation for UNE EN-ISO 14001 environmental certification.

In the Spanish distribution business, we developed an EMS for the Balearic Islands, and began implementation in November 2005 after providing environmental training; in Aragón we performed the preliminary phase for diagnosing facilities; and in Catalonia, where the EMS was ISO 14001 certified in 2004, we performed the first annual revision.

We also completed implementation of the EMS in our headquarters in Madrid. We plan to certify the rest of our corporate buildings over the coming years.

In the European electricity business, Endesa Italia has certified 100% of its facilities under ISO 14001. This complements the EMAS certification held by all of its fossil fuel generation plants.

In France, our subsidiary, Snet, has started implementing the EMS at its facilities.

In Latin America, the EMS implementation process, led by Endesa Chile at our generation facilities, is ongoing, and 47 power stations in Argentina, Brazil, Chile, Colombia and Peru were ISO 14001 certified.

Chilectra became the latest Latin American distributor to receive environmental certification, increasing to 76% the amount of distributed electricity in the region which is ISO 14001 certified. The Brazilian utilities, Ampla and Coelce, began implementation in 2005.

Environmental Impact Studies

Endesa’s generation and distribution projects, due to their type and nature, are subject to the legal requirement to carry out an Environmental Impact Study, both in Spain and Latin America. These studies are characterized by the consideration of all impacts, whether positive or negative, arising out of the relevant project, from both an environmental and socio-economic point of view. The conclusions of each study are made available to the public.

Waste Management

In 2005, we continued to improve and adapt our facilities to minimize waste generation. Noteworthy initiatives include the recycling of used oils, minimization of container waste production, gradual withdrawal of asbestos from installations, the use of rechargeable or long life batteries and treatment and recycling of used cleaning detergents, among others.

The plan for the elimination and withdrawal of equipment containing polychlorinated biphenyls (PCBs) is ongoing, as is our campaign for testing equipment for contamination by these chemicals, even where they were not made with PCBs.

Finally, approximately 4 million tons of waste materials, predominantly ash from our coal fuelled stations, were recycled at our facilities.

Atmospheric emissions

Fossil fuel plants are continuously controlling and monitoring emissions levels, reporting periodically to the government. This information was reported again in 2005 to the European EPER registry and the national registry of air pollutants (Corine Aire).

Within the program for adapting its existing fossil fuel stations to the national air pollution reduction plan, the coal mix consumed in group IV of the As Pontes fossil fuel station was modified to permit the use of 100% imported coal.

Renewable energy and cogeneration

At the end of 2005, we had a share of 11.9% of total renewables/CHP production in Spain; 9.5% in cogeneration and waste treatment; and 16% in renewable energies. Our average stake in these facilities is 63%, which affords us an attributable capacity of 1,349 MW on the basis of our percentage of ownership in each category. Our total capacity was 1,007 MW.

Breakdown by technology

•       Wind power.   At the end of 2005, we had stakes in wind farms in Spain with a total capacity of 1,131 MW in service and 412 MW under construction, resulting in a share of 15.4% of the Spanish wind power market. Our average stake in these wind farms is 75%.

•       Mini-hydroelectric plants.   At the end of 2005, we had stakes in 37 mini-hydroelectric plants in service with a total capacity of 206 MW, as well as in two plants currently under construction that will have a joint installed capacity of 29 MW.

•       Waste treatment.   We have stakes in four waste treatment plants with an aggregate capacity of 75 MW. Three of these are urban solid waste plants (Tirme, Tirmadrid and TRM) and the fourth uses other types of industrial waste.

•       Biomass.   We have stakes in six biomass plants in service with a total capacity of 59 MW. Three of these are biogas plants: one is located at the Aguas de Jerez (Cádiz) waste water treatment plant and the other two are located at the Can Mata and El Garraf urban solid waste landfills in the province of Barcelona.

•       Cogeneration.   At the end of 2005, we had stakes in cogeneration plants in service with a total capacity of 533 MW, of which 382 MW (71.7%) were located in Spain, 115 MW (21.6%) in Portugal and 36 MW (6.7%) in Latin America.

•       Other technologies.   We have ownership interests in several other types of renewable energy facilities (e.g., photovoltaic solar and environmentally friendly) with a total capacity of 6 MW.

As a demonstration of our commitment to the development of renewable energy, in 2005 we created Endesa Eco, whose mission is to contribute to the development and promotion of renewable energy in Latin America (mini-hydraulic energy, wind-powered energy, geothermal, solar, biomass and others), with clean and environmentally-friendly technology, in order to satisfy the growing demand for renewable energy and to ensure sustainable development.

Regulation

Regulation in Spain and Portugal

Regulation of the Spanish Electricity Sector

The foundation on which the Spanish regulations for the electric power industry rest is Law 54/1997 dated November 27, 1997, for the Electric Power Industry. This legislation reorganized the electric power system’s mode of operation, requiring competition and beginning the process of liberalization of customers.

In November 2004 the Ministry of Industry, Tourism, and Commerce commissioned an independent expert to draft a White Paper on electric power generation. The White Paper was presented in July 2005, and its conclusions are set forth below under “—White Paper on the regulatory framework reform for electricity production”.

Variation in electricity rates in 2005

Royal Decree 2392/2004, published on December 30, 2004, prescribed the electric power rate schedule for 2005, approving a comprehensive review of rates and grid charges and applying the rate-setting methodology introduced by Royal Decree 1432/2002, of December 31, 2002.

This methodology, which is applicable from January 1, 2003 to December 31, 2010, sets limits on variations in the average or reference rate; if the variation is positive, the approved increase may not exceed 2% unless there is a change in the rules governing remuneration for electric power activity. This maximum percentage is broken down into 1.4% for cost variations in the fiscal year in question, and 0.6% for revisions of the forecasts made in the two preceding years.

The Royal Decree approved an increase in the average or reference rate to 1.7%. The rates for household supply (Schedules 1.0, 2.0 and 2.0N) increased by 1.7%, and the remaining rates increased by approximately 1.6%, with the exception of rates applicable to distributors covered by the Eleventh Transitory Provision of Law 54/1997, which rose by 2.8%. At the same time, the grid charges applicable to the liberalized market rose by an average of 1.7%.

The rate schedule for the 2005 fiscal year includes €80 million to finance quality of service improvement plans in areas in which the limits stipulated in the quality indexes governing distribution activity are exceeded, as well as €10 million for the development of national demand-side management programs.

Establishment of the electric power rate schedule for 2006

Royal Decree 1556/2005, dated December 28, 2005 prescribes the electric power rate schedule for 2006, applying, for the fourth consecutive year, the rate methodology discussed in the previous section. The average or reference rate has been increased by 4.5%. The rates for household supply (Schedules 1.0, 2.0 and 2.0N) have increased by 4.5% and the rest have risen by approximately 5.1%, except for the rates applicable to distributors governed by the Eleventh Transitory Provision of Law 54/1997, whose increase comes to 7.4%. At the same time, the access rates applied in the liberalized market are increased by an average of 2.9%.

The 4.5% rise in the average rate includes the 1.4% maximum variation for discounting costs for 2005, a 0.6% increase as a result of the correction of parameters for the 2005 fiscal year, and a 2.5% increase due to changes in the specific rules for consideration of higher costs in the non-mainland systems (€121.1 million), pursuant to Royal Decree 1747/2003, higher renewables/CHP costs (€158.5 million) pursuant to Royal Decree 436/2004 and the 2004-2012 Strategic Plan for Energy Saving and Efficiency (€173.5 million).

Royal Decree 1556/2005 also aims to revise the average rate in July 2006 to cover the settlement deficit for 2005 and to revise the costs included in its calculation.

Insular and extra-peninsular systems

Royal Decree 1747/2003, regulating the island and nonmainland electric power systems, was approved on December 19, 2003 and published in the Official State Bulletin (OSB) on December 29, 2003. This Royal Decree further develops the provisions of Electricity Industry Law 54/1997 for the electric power industry, with regard to the regulation of those systems.

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

•       The transmission and distribution utilities in the island and nonmainland systems are subject to the same settlement procedure operated by the National Energy Commission (CNE) as the mainland companies.

•       The insular and extra-peninsular systems’ economic and technical management and operation is entrusted to the Market and System Operators, OMEL and REE, respectively.

On March 30, 2006, the Ministry of Industry, Tourism and Commerce approved two laws which were then published in the Official State Bulletin on March 31, 2006. The first, Order/ITC/914/2006, establishes the method of calculating earnings of guaranteed market potential for the power plants on a regular basis for the peninsular and extrapeninsular electric systems. The second law, Order/ITC/913/2006, approves the method of calculating the cost of each of the combustibles utilized and the disposal and liquidation process of the energy in the peninsular and extrapeninsular electric systems.

These pieces of legislation bring to a close the development of the specific regulations of the SEIE which were initiated by Law 54/1997 of the Electricity Sector, and later expanded by Royal Decree 1747/2003. The latter established a stable regulatory framework for the investments and the generation activity in these systems. The scheme of remuneration established for generation activity deals with identifying the cost of investment, operation and maintenance and combustibles associated with developing this activity in the SEIE.

Cost of transition to competition (CTC)

The tariff methodology prescribed in Royal Decree 1432/2002 takes account of the costs that influence the calculation of the average or reference rate and the amount of money needed to complete the recovery of the CTC balance prior to December 31, 2010, among other things.

The 2004 annual settlement of the CTC has been postponed until after January 1, 2006 following the enactment of Royal Decree Law 5/2005 dated March 11, 2005, which introduced key reforms to boost productivity.

White Paper on the regulatory framework reform for electricity production

In November 2004, the Ministry of Industry, Tourism and Commerce commissioned an independent expert, Professor José Ignacio Pérez Arriaga, to draft a White Paper on electricity generation intended to serve as a basis for the reform of the regulatory framework for the electricity sector.

The White Paper was presented in July 2005. Although its primary objective was the reform of the production market, it also addressed other issues, such as the calculation of electricity rates and the relationship between distribution and supply. The main problems addressed include deficient regulations, market power in the wholesale market and a deficient rate calculation mechanism, i.e., one which does not completely cover costs.

The paper indicates that one of the most critical issues is the lack of credibility with respect to electricity prices on the wholesale market. To solve this problem, the paper proposes the establishment of regulated price contracts for part of the sector’s generation capacity. Once the market price is credible, the paper proposes the establishment of additional tariffs to allow all system costs to be recovered.

The paper asserts that the Spanish electricity distribution remuneration system is one of the most deficient in the world and recommends it be modified to remunerate adequately the investment made by companies. It also proposes exchanging the current capacity payment mechanism for a process which remunerates power plants for the capacity they can effectively contribute to the system at moments of peak demand.

In relation to CTCs, the paper acknowledges the right to recover investments made during the previous regulatory regime, with the same return recognized at that time. The paper further proposes a recalculation to establish those investments pending recovery and suggests different alternatives for their full recovery.

Royal Decree-Law 3/2006

Royal Decree-Law 3/2006 modifies the order matching process in the day-ahead and intra-day markets such that the energy acquired by electricity distribution companies is offset by the sales of electricity by electricity generation companies in the ordinary regime, when such companies are within the same industrial group. The price that will be used to settle these sales and purchases will eventually be set by the Spanish government as a function of prevailing market prices, but provisionally such price has been fixed at €42.35/MWh.

Effective as of March 2, 2006, for purposes of the tariff deficit calculation, proceeds from sales of electricity by electricity generation companies in the ordinary regime will be reduced in an amount equal to the market value of the CO2 emission allowances that were allocated for free under the NAP. For purposes of the tariff deficit calculation between January 1, 2006 and March 2, 2006, there will be a reduction, for each industrial group, of the tariff deficit to which such group is entitled in an amount equal to the market value of emission allowances granted to such industrial group in this period.

Royal Decree-Law 4/2006

On February 28, 2006, Royal Decree-Law 4/2006, ratified on February 24, 2006, was published. This law modifies the duties of the CNE, specifically, its fourteenth duty delineated in the Law of the Hydrocarbon Sector, which grants the CNE the power to authorize the acquisition of interest in any company or entity by a company which performs certain regulated activities. RD-Law 4/2006 grants to the Spanish government an effective veto over certain takeovers or material dispositions of assets. RD-Law 4/2006 expanded the CNE’s power to include:

•       The power to authorize the acquisition by a company, whether regulated or not, of interest in any company or entity which performs certain regulated activities (e.g., nuclear power plants, coal power plants particularly relevant to the consumption of national coal, non-mainland electricity systems, storage of natural gas or transport of natural gas through international gas pipelines with final destinations in Spanish territory).

•       The power to authorize the acquisition by any entity of more than 10% of the capital stock of (or such interest as would yield a significant influence over) a company which, directly or through its subsidiaries, carries out any of the activities described above.

•       The power to authorize any direct acquisition of assets needed to perform the activities described above.

The CNE may deny approval of an acquisition for any of the following reasons:

•       The presence of significant risks or negative consequences, direct or indirect, to the activities described above.

•       Protection of the energy sector generally, and in particular, protection of sector-based policy objectives. Special protection is given to strategic assets which are identified as: basic gas networks, international gas pipelines, transport installations, non-mainland electricity systems, nuclear power plants and coal power plants relevant to national coal consumption.

•       The reasonable likelihood that the target company will be prevented from engaging in the activities referenced above as a result of similar or other activities conducted by the acquiring company.

•       Any other reasons of public safety, including the safety and quality of the provision of energy, security with respect to investment risk and security of infrastructure.

This new fourteenth duty will apply to takeovers pending on the day of the publication of the RD-Law 4/2006 (February 28, 2006), except where such takeovers had already obtained authorization of the CNE pursuant to the former and more limited fourteenth duty.

Preliminary Plans for the Transposition of the EU Directives of Electricity and Gas

On February 24, 2006, the Consejo de Ministros (Ministry Advisory Board) approved the reports on the preliminary plans for modification of Law 54/1997 of the Electricity Sector and Law 34/1998 of the Hydrocarbon Sector. The approval sought to effect the transposition into Spanish law of the EU Directives 2003/54/EU and 2003/55/EU regarding common standards for the internal markets of electricity and gas, respectively. These two documents have been submitted to the State Advisory Board for review.

The preliminary plans contemplate the legal and functional separation of the activities of supply in the regulated market and distribution.  Under current Spanish legislation, these activities are performed by the distribution companies. In addition, the preliminary plans contemplate the elimination of regulated tariffs, starting January 1, 2011 for the electricity sector, and January 1, 2008 for the natural gas sector, as well as the creation of “suppliers of last resort” which will begin their supply activities on those dates. Suppliers of last resort are trading companies obliged to supply electricity to those customers who do not elect to choose their own supplier.

Greenhouse Gas Emission Allowance Trading

Law 1/2005 regulates the trade in greenhouse gas emission rights and other aspects prescribed by Directive 2003/87/EC, which in turn regulates the European emission trading scheme. These regulations are intended to help induce a reduction of greenhouse gas emissions in an economically efficient way, and thereby contribute to the fulfillment of Spain’s commitments under the Kyoto Protocol.

National Allocation Plan 2005-2007 (NAP)

Royal Decree 1866/2004 was published in the OSB of September 6, 2004. This decree approves the National Allocation Plan for the 2005-2007 period in accordance with Law 1/2005 on Trade in Emissions. The Plan has the following basic principles:

•       It sets an initial emission target of 400.7 million tons of carbon dioxide equivalent per year for Spain in the 2005-2007 period. This figure implies a 0.2% reduction from the 401.3 million-ton volume of emissions in 2002.

•       In addition, the plan calls for an effort to achieve additional reductions in the 2008-2012 period, at the end of which emissions may not be more than 24% higher than in 1990. Bearing in mind the estimate of 2% absorption by sumps and the acquisition of credits on the international market amounting to 7%, that would permit the achievement of the Kyoto Protocol’s target for Spain, according to which the country’s emissions in the 2008-2012 period cannot exceed those of 1990 by more than 15%.

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

On January 21, 2005, the Cabinet approved the final allocation of individual emission rights among the country’s 957 facilities covered by Law 1/2005 on Trade in Emissions, as well as the technical adjustments required by Royal Decree 1866/2004 to the National Emission Rights Allocation Plan.

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

According to Directive 2001/80/CE, the large-scale combustion facilities of each member state must elect one of the following two arrangements by January 1, 2008: either individual compliance with the Directive’s emission limits for SO2, NOx and particulates, or the adoption by the member state of a national emission reduction plan for the entire set of facilities, providing for freedom of action by each one of them while ensuring the same reduction of emissions that would be achieved under the first option. In both cases, facilities that undertake a written commitment to the proper authority of each member state, prior to June 30, 2004, to refrain from operating for more than 20,000 operational hours between January 1, 2008 and December 31, 2015 may be exempted from compliance with the emission requirements specified in the Directive.

Through Royal Decree 430/2004, Spain has elected to adopt a national emission reduction plan for the existing large-scale combustion facilities. This solution will give it greater flexibility in dealing with emissions.

Among the initiatives taken to complete Directive 96/61, on prevention and integrated control of pollution, was the completion in 2004 of a draft document proposing the best available techniques, to be used as a point of reference when granting renewals or initial authorizations to large-scale combustion facilities. By Royal Decree Law 16/2002, Spain incorporated Directive 96/61 into Spanish law.

The wholesale electricity market

On June 24, 2005 the General Energy Secretariat approved a resolution which established operating procedures for generation programming and for resolving technical constraints, amending Royal Decree 2351/2004 dated December 23, 2004. The most innovative aspect of this Royal Decree is the presentation of specific procedures for resolving technical constraints, providing greater clarity and transparency to its operation.

In addition, France and Spain presented a joint proposal in 2005 for managing the interconnection capacity between the two countries following a public consultation by their energy sector regulators. The proposal consists of carrying out auctions explicitly for the interconnection capacity, with different timeframes, and creating a mechanism for exchanging energy between the organized markets of both countries that allows maximum energy to flow through the interconnection when there is a price difference between them.

Finally, Regulation ITC/4112/2005 was published on December 30, 2005, establishing the applicable regime for the exchange of electricity within the EU and internationally.

New treatment under the special regime

Royal Decree 436/2004 of March 12, 2004 was published on March 27, 2004 adopting methodology for updating and systematizing the legal and economic regulatory framework governing electric power production under the special regime.

This Royal Decree is intended to establish a stable and predictable remuneration system for the production of electric power using renewable energy sources or cogenerators. It aims to make the investments in this field predictable and stimulate job creation in these technologies in the coming years. Under these new rules, the special regime is expected to satisfy 12% of the country’s total power demand by the year 2010.

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

•       Introduce a procedure for review of rates, premiums, incentives and complements. The Royal Decree does not have retroactive effect and grants the currently operating plants a transitional period, while providing that the multiyear reviews of premiums apply only to future investments.

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

Royal Decree 1556/2005, which adopts the electric power rate schedule for 2006, and Royal Decree 2351/2004, which modifies the procedure for resolving technical restrictions and other regulatory provisions affecting the electric power market, introduce changes in the economic regime for facilities operating under the special regime.

2005-2010 Renewable Energy Plan

In July 2005, the Ministry of Industry, Tourism and Commerce presented the 2005-2010 Renewable Energy Plan, which contemplates that these renewable energy sources’ share of the Spanish primary energy market will double, accounting for more than 30% of gross electricity consumption in 2010.

The Plan details the current state of renewable energy technology, their future development and the investment required to meet objectives, which it estimates at more than €23,000 million. It also emphasizes that some energy sources, such as biomass, have not been developed as well as predicted in recent years and forecasts sharp growth in wind power, with growth of installed capacity to 20,000 MW in 2010.

Economic revitalization plan

On February 25, 2005 the Spanish Cabinet adopted a series of measures to foster productivity growth in the Spanish economy. The following are the principal measures mandated by the Cabinet and affecting electricity and gas:

•       Measures facilitating free choice of electricity and gas supplier.

•       Studies by the National Energy Commission (CNE) relating to costs attributable to tariffs in the electricity and gas sectors, updated regulations governing these measures and monitoring of deficits and self-supply.

•       Required guarantee deposits for the construction of generation plants, which will be forfeited if these facilities are not built.

•       Creation of secondary capacity markets for gas plants.

Royal Decree Law 5/2005 of March 11, 2005, published in the Official State Bulletin (OSB) on March 14, 2005, introduces key reforms to stimulate productivity growth and improve public contracting. Royal Decree 942/2005 of July 29, 2005 modifies certain provisions for hydrocarbons, and Royal Decree 1454/2005 of December 2, 2005 modifies certain provisions affecting the electricity sector. Set forth below are some of the key characteristics of these new decrees:

•       Delay in the final settlement for 2004 and modification of the different agents’ contributions to the tariff deficit.

•       Change in the financing mechanism for nuclear waste. Prior to the new regulations, the sums required for treatment of nuclear waste were included in the tariff. Under Royal Decree Law 5/2005, the owners of nuclear plants must contribute the amounts necessary to finance waste treatment and dismantling costs attributable to the operation of nuclear power plants, based on the amount energy produced by their plants.

•       Creation of the legal status of dominant operator. A dominant operator is an operating agent with a market share exceeding 10% in any of the following sectors: generation and supply of electricity; production and distribution of fuels; and production and supply of natural gas and liquefied petroleum gas. Dominant operators in the electricity sector are forbidden to import energy from any source outside the Iberian Electricity Market (MIBEL).

•       Restriction of the role of the Market Operator to the management of the daily and intradaily markets, while the Systems Operator is responsible for all the other markets, spinning and non-spinning reserves, capacity payment, transmission constraints and imbalances, including their economic management.

•       Modification of various regulatory aspects of the production market to allow for the future development of MIBEL.

•       Confirmation of the distribution market’s status as a natural monopoly.

•       Extension of capacity payment to include production units governed by bilateral contracts.

•       Granting of exclusive rights to authorizations for natural gas distribution facilities, avoiding the construction of redundant or unnecessary facilities in the same geographic area.

•       Regulation of changes in natural gas supply, setting the conditions for the return of large customers from the deregulated to the regulated market.

Reform Law 24/2005 dated November 18, 2005 is intended to boost productivity. This new Law proposes to extend high-voltage tariffs until January 1, 2010. In addition, it provides that gas sector settlements are to be carried out by the CNE, and that all gas installations, including regasification plants, are to be subject to mandatory planning. Finally, the Law proposes the use of biomass as a secondary fuel in thermal plants, with incentives to foster their use.

National Program of Reforms in Spain

The Spanish government has issued a National Reform Program (PNR), which sets forth fundamental political and economic goals for the period 2005-2010. This program responds to the agreements of the European Council which met in March 2005.

The PNR, which has been referred to the EU, establishes as its goals greater competition, improved regulation, efficiency of public administration and competitiveness. The program also includes the development of a new method of remuneration of the distribution of electricity.

Regulation of the Spanish Gas Sector

The regulatory framework for the Spanish gas industry is based on Law 38/1998, on Hydrocarbons, further developed by Royal Decrees 949/2001 and 1434/2002. The first of those decrees regulates third party access to gas facilities and establishes an integrated economic system for the natural gas industry. The second decree regulates transport, distribution, marketing, supply and procedures for authorizing natural gas facilities.

Variation of gas rates

The variable term for gas rates is reviewed at quarterly intervals if the cost of raw materials varies by more than 2%. In 2005 this led to the publication of two resolutions by the Directorate General of Energy and Mining, as well as Regulation ITC/3321/2005 dated October 25, 2005. This Regulation establishes a surcharge on the cost of raw materials of €0.0814/kWh for six quarters (from the third week of October 2005 until the tariff update in April 2007) due to the expectation that sales to year-end in the regulated market would exceed the forecasts made at the beginning of the year.

The cost of raw materials affects energy rates, which increased from January to October 2005 as set forth in the table below:

	Regulation ITC/104/2005 of Jan. 28	Regulation ITC/3321/2005 of Oct. 25	Increase %
	Prices in €/kWh
Group 1 (large-scale consumers)	1.5048	2.0332	35.1%
Group 2 (industrial consumers)	1.5837	2.1114	33.3%
Group 3 (household consumers)	4.1093	4.6343	12.8%
Group 4 (interruptible)	1.5011	2.0198	34.6%

Regulation ITC/102/2005 of January 28, 2005 set the remuneration for distribution activity at €1,178 million in 2005, 7.9% higher than in 2004. The estimated fixed remuneration for transmission activities is €500.7 million for 2005, to which must be added €55.2 million for the variable term of regasification.

Regulation ITC/4101/2005 of December 27, 2005 established the rates for natural gas and manufactured pipeline gases, meter rental and connection rights for consumers connected to networks with a supply pressure equal to or less than 4 bar. Additional regulations include Regulation ITC/4100/2005, which established the tolls and fees levied for third-party access to gas facilities, and Regulation ITC/4099/2005, which established remuneration for regulated gas activities.

Grid code and security of supply requirements

On October 11, 2005, Regulation ITC/3126/2005 dated October 5, 2005 was published, ratifying the grid code, or regulations governing the technical management of the gas system. The goal of these regulations is to promote the proper technical operation of the gas system and to guarantee the continuity, quality and security of the natural gas supply.

The grid code governs matters such as coordination procedures for the operation and maintenance of plants supplying the gas transmission system, control procedures for the flow of gas to and from the national gas system, the use of international gas interconnections, measures to be adopted in the event of emergencies and shortages and procedures to be followed in the event of system imbalances.

Also on October 11, 2005, Regulation ITC/3283/2005 ratified the rules governing the disclosure duties of those entities required to maintain minimum stocks of fuel products, including liquefied gases from oil and natural gas, and inspection facilities for strategic reserves of oil products.

Regulation in Portugal

Portugal’s Ministry of the Economy announced the liberalization of the electric power market in June 2003, to be accomplished through an opening of the market to non-residential consumers on January 1, 2004, with total liberalization as of July 1, 2004. According to the Portuguese Regulatory Authority (ERSE), those clients using “normal low voltage” which, to date and due to technical shortages in the system, have not become eligible for participation in the liberalized market, will be able to do so from September 4, 2006.

The country has also regulated the termination of the Power Purchase Agreements (PPAs) between the generators and the National Electric Power Grid (REN), and, as a result, it has introduced an arrangement to recover the costs for maintenance of the contractual balance (CMCB), equivalent to Spain’s Cost of Transition to Competition (CTC).

The European Commission authorized this recovery arrangement on September 22, 2004 and it was authorized in final form by the Portuguese government on November 11, 2004, through Decree-Law 12/2005, published in the Journal of the Republic on January 7, 2005.

The Decree provides that every generator having a PPA (i.e., a contract for wholesale sales to the REN) is entitled to receive revenue equivalent to that provided under the contract. For these purposes, it is assumed that the average income in the Portuguese day-ahead market is €36/MWh, similar to the estimated figure in the Spanish electric power system for determination of the CTC; the difference will be offset by the CMCB arrangement.

The effectiveness of these PPAs is subject to the implementation of the Iberian Electricity Market (MIBEL), which has not yet occurred.

In addition, the Portuguese Regulatory Authority (ERSE) has adopted an electric power rate schedule for 2006. Rates will increase 16.3% for industrial customers and 1.2% for household customers. In the insular regions of the Azores and Madeira, the rate increases will be 5.4% and 4.5%, respectively.

The Ministry of the Environment and Land Use published Decree-Law 233/2004 on December 14, 2004 which incorporates Directive 2003/87/CE on trade in emission rights into national law. The Portuguese National Allocation Plan has been approved by the European Commission.

In February 2006, three decrees were approved which enacted Directives on the Internal Energy Markets of electricity and gas into the Portuguese regulatory framework. These decrees are not expected to affect materially the Portuguese regulatory framework.

The Iberian Electric Power Market

The provisional International Agreement creating the Iberian Electric Power Market uniting the Kingdom of Spain and the Republic of Portugal was published in the Official State Bulletin on June 1, 2004. Since then, a number of different agreements have been established with the objective of rendering MIBEL operational.

The provisional International Agreement defines MIBEL as a market system based on three contracting arrangements: bilateral contracting for periods exceeding a year, contracting for specified time periods exceeding one day but no longer than a year, with defined products, and daily contracting through the daily market. The agreement also approves the use of market arrangements for management of the interconnection.

At the XXI Spanish-Portuguese Summit in November 2005, the Spanish and Portuguese governments determined that MIBEL would begin operating in July 2006. The countries also agreed to create a council of regulators to expedite regulatory cooperation and convergence between the two countries. To this end, Spain has already modified existing regulations to provide more equal rights for both countries’ operators and has proposed regulations for those matters not yet regulated, such as the creation of secondary energy markets.

Regulation in Europe—EU regulation

Deregulation of the energy market

Throughout 2005 the European Commission encouraged its member states to enact into their respective national laws Directives 2003/54 and 2003/55, which established common rules for the internal gas and electricity markets, respectively. In July 2005 the Commission issued formal notice to 10 member states, including Spain, for failing to enact these directives into their respective national laws.

Annual report on the implementation of the internal market for electricity and gas

On November 15, 2005, the European Commission issued a report on the progress of the implementation of the internal market for energy. In its report the Commission noted that, despite the success achieved during the initial period of market deregulation, further effort is required to ensure that both consumers and the industry fully benefit from deregulation. The Commission noted that national markets remain unintegrated, the level of concentration of the industry remains too high in certain member states and the liquidity of the gas markets remains low.

Recommendations for the future include the complete enactment of EC directives by the respective member states, a country-by-country analysis of the regulatory landscape, the strengthening of interconnections and cross-border trade, the separation of regulated and non-regulated activities, the preparation of a charter for consumers and the analysis of the impact of CO2 emissions trading on energy prices.

DG competition enquiry into the electricity and gas sectors

In response to consumer complaints regarding the lack of competition and increased energy prices in recent years, the European Competition Directorate General began an investigation in June 2005 of the electricity and gas markets. Some of the issues noted by the European Commission in its annual report described above were also highlighted by the Directorate General when it published, on November 15, 2005, its preliminary conclusions. Its conclusions emphasize insufficient deregulation of the market, high levels of concentration, insufficient separation of transmission and distribution activities, development of new interconnections, lack of information on wholesale markets and distortions in pricing. The final report is expected in spring 2006.

Access to natural gas transmission networks

On September 25, 2005, Regulation 1775/2005, issued by the European Parliament and Council, was published. The goal of this regulation is to ensure proper operation of the internal gas market by establishing non-discriminatory rules governing access conditions to the natural gas transmission networks, taking into account the characteristics of national and regional markets.

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

Member states are in the process of preparing their NAPs for the period 2008-2012. The NAPs are expected to be submitted to the European Commission and approved by July 2006.

Security of supply

On June 28, 2005, the European Parliament approved the Directive on Security of Electricity Supply, pursuant to which member states must establish transparent, stable and non-discriminatory policies to guarantee the supply of electricity in a manner compatible with the internal electricity market.

Following the Informal Summit of Heads of State and Governments held in October 2005, the EU Presidency launched an initiative to achieve greater coordination among member states in the arena of establishing energy policy. As a result, the Energy Commissioner required that the Green Paper on Security of Supply, originally prepared in 2000, be updated and presented in 2006. The European Commission published the Green Paper on March 8, 2006. It is intended to help the European Union develop a framework for a common, coherent European Energy Policy for secure, competitive and sustainable energy.

Energy savings

In June 2005 the EC adopted the Green Paper on Energy Efficiency, which confirms the increase in oil prices and the EU’s dependence on imported energy (70% of energy needs are forecast to be covered by imports in 2005-2030). The Green Paper proposes a wide range of initiatives, including the creation of national energy efficiency programs and the improvement of tariff and taxation systems in accordance with the “polluter pays” principle.

In December 2005, the draft Energy Efficiency Directive was adopted. This indicative Directive requires member states to achieve energy savings of 9% in 2008-2017 at an average rate of 1% per year. Member states must present action plans showing the measures they propose to implement to achieve this target. Once these plans have been studied, the EC may request additional measures to replace those that deviate from the set targets and may even revise the objectives of these programs.

Within the framework of this Directive, a more consistent billing system will be established based on real energy consumption. Energy consumption will be measured by smart meters that will be installed in all new buildings and during the refurbishment of large buildings.

EU Communication on renewable energy sources

On December 7, 2005 the EU approved a Communication aimed at analyzing the implementation of the Directive on renewable energy sources and the aid systems for renewable energies adopted by the member states.

In this Communication the EC proposes greater cooperation between countries that have adopted the same aid system—for example, compensation for renewable energies paid in Germany, France and Spain, and the system of “green certificates” in the Scandinavian countries—and, secondly, optimizing these aid systems by improving their stability, reducing administrative obstacles, improving access to the networks, promoting new technological developments and effecting greater compatibility with internal energy markets.

Aid plan for coal mining

On December 21, 2005 the Commission members approved the aid package granted to the Spanish coal industry for the period 2003-2005.

The EC had previously opened an investigation into the Restructuring Plan for the Spanish coal industry, questioning the legality of certain of the measures contained in the Plan. The approval of the aid package suggests that the information submitted by the Spanish government in response to the investigation is sufficient to demonstrate that the aid granted complies with EU regulations.

The coal-assistance proposal in the EU Mining Plan of 2006-2010 has been submitted to the EU authorities for approval.

Regulation in Europe—countries in which we operate

Various regulatory changes have taken place in the European countries in which we operate, the highlights of which are outlined below.

Italy

Liberalization of the market and rates.   The process of liberalization of the Italian energy market continues. Law 239 has been published, restructuring the Italian electricity sector and stating that, as of July 1, 2004, all consumers, except households, are eligible, which affects some 7 million customers. The complete liberalization of the market is set for July 1, 2007.

From January 1, 2005, the Italian Regulator, through Resolution 253/04 and successive modifications thereof, has authorized active participation on the market, allowing wholesalers and large customers to buy energy from the Italian Power Exchange. The Italian Power Exchange is comprised of the following markets:

•       Energy market:   Prior-day market and adjustment market with valuation of offers at the marginal price of the system.

•       Market for “dispatching services” (reserves and real-time dispatching) with “pay as bid” valuation of offers.

•       Capacity market with remuneration criteria fixed by the Regulator.

In 2005 the Transmission System Operator confirmed the mechanism of remuneration for operators who offer capacity during critical periods of national demand (Capacity Payment). This Capacity Payment consists of a fixed and a variable component, depending on expected remuneration for operators still operating on the regulated market.

Costs of transition to competence.   Law-Decree 8/6/2004, published on June 23, 2005, establishes the sums that the generators will receive by virtue of costs of transition to competence for the years 2000, 2001, 2002, and 2003. The Law-Decree grants to the generators a total amount of €850 million for the period 2000-2003, of which Endesa Italia will receive €169 million relating to CMCBs, to be collected in the period from 2005 to 2009. The European Commission approved this mechanism in December 2004.

National Plan for Allocation of Emission Allowances.   Since January 1, 2005, the Emission Trading System has been in place in Italy, pursuant to the European Directive 2003/87/EC. On February 23, 2005, the European Commission approved the National Plan for Allocation of CO2 Emission, assigning Endesa Italia S.p.A. a total of 33.9 million tons of CO2 for the 2005-2007 period.

Electric grid operator.   On November 1, 2005, the process of integrating the national electric grid’s (GRTN) property and management concluded with the acquisition by Terna S.p.A. of the scheduling, development and network services of GRTN S.p.A.

France

France continues to be one of the European countries furthest behind in the process of energy liberalization.

On July 1, 2004, approximately 2.5 million electricity customers became eligible in France, as a result of the liberalization of the entire nonhousehold market, representing approximately 70% of the consumption of electricity. The total liberalization of the market will occur on July 1, 2007.

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

On July 13, 2005 the Law of Energetic Orientation 2005/781 was approved. This law sets the goals and energy policies to be undertaken by France, complementing the current legislation on demand management, renewable energies, electric network quality and distribution of electricity. The law sets certain measures assuring sufficient investment in generation and networks to guarantee the quality and safety of the electricity supply.

The National Plan of Allocation of CO2 Emission was set for the period 2005-2007 by Decree No. 2005-190 of February 25, 2005. The allocation granted to Snet in this period amounts to 6.8 million tons of CO2.

Regulation in Latin America

There are distinct regulations in the Latin American countries in which we operate, the highlights of which are outlined below:

Generation.   These are generally liberalized markets in which private agents freely make investment decisions, based on the indicative information furnished by the authorities, except in Brazil where new requirements for generation capacity are defined by the State and these investments are developed through a system of energy auctions.

In the Latin American countries there is a centralized dispatch based on variable costs of production that seeks optimal use of generation resources. These variable costs, depending on the country, are partially dollarized. These costs are audited and determine the marginal price of generation, except in Colombia, where the dispatch is based on bid prices.

Distribution.   In the five countries in which the Group operates, the sale price to non-liberalized customers is regulated and based on the purchase price to the generators, plus a component for the added value of the distribution activity (AVD). Periodically, this value is revised by the State through tariff process revisions (4-5 years, depending on the country).

In the case of Argentina, the purchase price of the distributor, usually revised quarterly, was not adjusted during 2005. In Brazil, purchase prices result from energy auctions and existing contracts. In Colombia, the purchase price is obtained in open and public bidding with the generators, but the transmission of energy to the end consumer reflects the efficiency of the distributors as a group arranging prices with the generators.

Liberalized customers.   The limits on making free contracts for supply in each country are as follows:

COUNTRY	MW (MINIMUM)
Chile	2.0	*
Argentina	0.03
Colombia	0.1
Peru	1.0
Brazil	3.0

*                    According to the law the reduction should take place two years after law approbation, which occurred on March 14, 2004. Therefore, as of March 2006, the eligibility limit was lowered to 0.5 MW.

Limits on integration and concentration.   In general, vertical integration is permitted if the operations have separate administrations. In Argentina, however, there are restrictions on generators or distributors being majority shareholders of transport companies. In Peru, a permit is required for those companies that hold more than 5% of a particular business segment to gain an equity stake in a company in another segment. In Colombia, the companies created after 1994 cannot become vertically integrated, and there are restrictions on generators or distributors being majority shareholders in transport companies. In Brazil, the integration of generation and distribution is limited to 30%. In Chile, the new “Corta” Law, approved during 2004, places limits on generating or distributing companies having an equity stake in transport companies and limits the participation by transport companies in the generation and distribution sectors.

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

Access to the network.   In Argentina, Brazil, Colombia and Peru, the right of access and the toll or access price are regulated by the authority. In Chile, these prices are set by a regulated system similar to that of the other Latin American countries.

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

Regulation.   The primary regulations in Chile are Electricity Law DFL No. 1 of 1982 and Regulation 347. In April 2005, an initiative known as “Short Law II” was approved by the Senate. This initiative aims to incentivize investment in generation and to provide stable, long term pricing based on long term energy contracts among generators and distributors based on a bidding process. Prior to this initiative, pricing was defined entirely by regulation with revision every six months. During the transition period, March 2005 through December 2008, distributors which could not obtain a contract in the past may settle at marginal cost. As a result of this initiative, it is expected that prices in the long term will allow investment in GNL plants.

Activities.   Production, transmission and distribution activities are legally separated in Chile. Production and distribution companies may supply electricity to eligible (unregulated) consumers (i.e., consumers with an installed capacity of at least 2 MW). Production, transmission, distribution and sale to consumers with maximum consumption capacity less than 2 MW are regulated.

Distribution Tariffs.   The regulated distribution tariffs are set every four years. The  price to end customers is set as the sum of the prices of generation (bare price) and the regulated distribution charge or added value for distribution (AVD). The AVD allows for efficient operating costs, as well as a return on a standard value of investment. The current rates took effect on November 1, 2004.

Regulatory Bodies.   The following are the primary regulatory bodies in Chile and their respective functions:

•       The Ministry of Economy sets the regulated prices for distribution and generation and grants definitive concessions.

•       The Comisión Nacional de Energía (National Energy Commission) (CNE) is a technical agency with ministerial rank that, among other things, develops and coordinates the plans, policies and rules for governing the Chilean energy sector, advises governmental agencies on all matters related to energy and conducts technical studies to determine the regulated prices.

•       The Superintendencia de Electricidad y Combustibles (Superintendent of Electricity and Fuel) (SEC) is the agency responsible for oversight.

•       The CDECs, industry groups which represent generation and transmission companies, are responsible for coordinating the operation of the interconnected systems in order to guarantee the safety of service, minimize cost operations and grant easements to the lines of transportation. In addition, they are responsible for valuing the transfers of energy and power between their member generation and transmission companies. There are currently two CDECs: the CDEC for the Central Interconnected System and the CDEC for the Great Northern Interconnected System, CDEC-SIC and CDEC-SING, respectively.

•       The Committee of Experts:   Created by the Short Law I, its primary duty is to resolve disputes in the sector.

Limits on Property.   In Chile, there are no maximum limits on vertical or horizontal integration in the electricity industry.

Colombian Regulatory Framework

Electricity Systems.   The main electricity system in Colombia is known as the Sistema Interconectado Nacional (National Interconnected System) (SIN). Other isolated systems supply electricity to rural areas.

Regulation.   Law No. 142 of 1994 provides the broad regulatory framework for the provision of residential public services, including electricity, and Law No. 143 of 1994 (the Colombian Electricity Law) provides the regulatory framework for the generation, trading, transmission and distribution of energy. The detailed regulations of the electricity industry are promulgated by the Comisión de Regulación de Energía y Gas (Energy and Gas Regulatory Commission) (CREG).

Activities.   Production, transmission, distribution and supply of electricity are legally separated in Colombia. The sellers, which may be generators, distributors or independents, are permitted to sell electricity to eligible and ineligible customers. Eligible customers are those with a maximum demand greater than 100 kW. The transmission, distribution and sale of electricity to ineligible customers are regulated activities. The purchasing mechanism of the buyers of energy involves open and public bidding, which is subsequently reflected in the purchase cost, taking the average for all purchases of the rest of the sellers to the segment of ineligible customers. Sale to eligible customers is a liberalized activity.

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

•       Superintendencia de Servicios Públicos y Domiciliarios, Superintendancy of Public and Residential Services (SSPD) is an oversight agency.

•       Comisión de Regulación de Energía y Gas, Energy and Gas Regulatory Commission (CREG) is the regulatory arm of the MME. Its directorate is presided over by the Minister of Mines and Energy and is composed of eight members, of whom three are government representatives and five are independent experts. The decisions by this entity are adopted by majority, although an affirmative vote of at least one of the government’s representatives is required.

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

Limitations on Ownership.   In Colombia, horizontal concentration is limited to the following percentages. Generation: 25% of nominal capacity of the system (allowing for interconnection capacity) and commercialization: 25% of energy sales to end users in the SIN. Recently the limit of 25% for distribution was eliminated.

The percentage share of a company is calculated based on the market share achieved from direct and indirect ownership of companies active in the market. In addition, the government establishes a power band that determines the maximum capacity which any generating company is allowed to control in Colombia. In the last calculation for 2003, the band was set at 4,250 MW.

With regard to vertical integration, the Empresas de Servicio Público (Public Service Companies) (ESP) formed prior to Law No. 143 and already vertically integrated as of the date of its promulgation can continue to be integrated, but with separate administrations for each type of business.

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

Argentine Regulatory Framework

Electricity Systems.   Argentina’s electricity industry is organized into two separate electricity systems, the most important of which is the Sistema Argentino de Interconexión (Argentine Interconnection System) (SADI), which includes approximately 96% of the country’s installed capacity. The second system, the Sistema Patagónico (Patagonian System), is located in the southern region of the country. Connection of the two systems through a 500 kV line is expected to be completed in 2006.

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

Distribution Tariffs.   The distribution tariffs for regulated customers are set every five years as the sum of the costs of generation (wholesale market) and the costs of distribution, in an effort to reflect the marginal costs of the network. For electricity, a initial period of ten years was set. The first tariff revision was scheduled to occur in 2002, but due to the promulgation by the Argentine government in January 2002 of Law No. 25,561, on public emergency and reform of the exchange rate system, which modified the dollar-peso parity, the tariff revision for public services has been suspended. To mitigate this disequilibrium, Law No. 25,561 also provided for a renegotiation of the concession contracts for the public services, assigning this task to the Ministry of Economy and to the Ministry of Federal Planning, Public Investment and Services, through the Unidad de Renegociación y Análisis de los Contratos de Servicios Públicos (Unit for Renegotiation and Analysis of Public Services Contracts) (Uniren). An agreement was reached with Uniren and was signed on August 29, 2005. This agreement establishes a Transitional Tariff Regulation effective November 1, 2005, with an increase in the average distribution tariff of no more than 15%, submits for the approval of the authorities the payment of dividends during the period of Transitional Tariff Regulation and includes other provisions related to investments and quality of service. Additionally, the agreement establishes an Integral Tariff Review for the period between the signing date of the Letter of Understanding and June 30, 2006. This process will set the new tariff regulations that will come into force on August 1, 2006 for a period of five years, under the authority of the National Electricity Regulatory Entity, in accordance with Law No. 24,065.

Regulatory Bodies.   The following are the principal regulatory bodies in Argentina and their respective functions:

The Secretaría de Energía (Energy Secretary) (SE) promulgates regulations that establish the procedures for load dispatching and economic transactions of the Argentine wholesale electricity market.

The Ministerio de Planificación and Ministerio de Economía, through the Unidad de Renegociación y Análisis de los Contratos de Servicios Públicos (Unit for Renegotiation and Analysis of Public Services Contracts), is in charge of the renegotiation of concession contracts.

The Ente Nacional Regulador de la Electricidad (National Electricity Regulating Agency) (ENRE) is a decentralized agency, responsible for ensuring the compliance of transmission and distribution companies with the obligations set forth in the concession contracts granted by the Argentine national executive branch, and with the general rules of the Argentine regulatory framework for the electricity industry. In connection with these responsibilities, the ENRE promulgates regulations necessary to implement control mechanisms, imposes penalties and approves tariffs applicable to concessionaires.

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

Economic Emergency Measures.   In January 2002, the Argentine government adopted Law No. 25,561, on public emergency and reform of the exchange rates system. This law did not derogate the Electrical Energy Code, but it did introduce changes in the overall functioning of the Argentine economy and, in particular, introduced significant financial and economic disequilibrium into public services companies. Indeed, this law establishes that the rates for public services and local contracts shall be in Argentine pesos and authorizes the Argentine National Executive Branch to renegotiate concession contracts with privatized companies. As of the date of this annual report, distribution companies have reached agreements with respect to their concession contracts with the Argentine government.

Foninvemen.   In mid-2004, the Energy Secretary resolved to create a fund (Foninvemen) earmarked for financing the necessary investments to increase the supply of electrical capacity in the wholesale electricity market, inviting the private electricity generators to participate. The government is committed to gradually restore the prices and regulatory framework of the Argentine wholesale electricity market and to pay its debts to the generators as a consequence of the emergency economic measures adopted in January 2002. In turn, the generation companies are committed to participate in the fund, contributing the amounts set forth in Section 4(c) of Resolution 406/2003, with 65% of the debt between January 1, 2004 and December 31, 2006. With this fund, two combined cycles of 800 MW each are expected to be built, entering into commercial operation by the end of 2007. Together with other generation companies, in October 2005 we accepted the terms and conditions and agreed to participate in Foninvemen.

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

On March 16, 2004, the Brazilian Senate approved two laws (Nos. 10,847 and 10,848) confirming provisional measures MP 155 and 154 of December 2003. In the summer of 2004, the State introduced a new regulatory model for the commercialization of the Brazilian electricity industry, involving sweeping changes in each of its segments: generation, transmission and distribution. The basic features of the new regulatory model are:

•       Bidding on energy contracts in the short, medium, and long term (between 15 and 35 years for new energy, and between 3 and 15 for existing energy) is encouraged, with differentiated treatment. Existing energy is that of power stations and present day merchants which will compete for present day energy that is being discounted; the quantity of existing energy will be defined as a function of the assured energy which the Energy Research Corporation (EPE) determines to be not a new requirement. The new energy is that needed to supply the growth of the market, in which the agents will compete for the new generation projects determined by the government. During 2005, four existing energy auctions and one new energy auction occurred.

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

In relation to the electricity interconnection between Brazil and Argentina, the governments of the two countries signed a Framework Agreement in December 2005 whereby they undertook to ease regulations during the period they have defined as transitional, which will last until the end of 2008. This transitional easing of regulations will permit the contractual adjustments necessary for sector players to mitigate the impact of the emergency measures adopted in the past.

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

Distribution Tariffs.   Distribution tariffs charged to regulated customers in Brazil are based on a system of maximum tariffs that a distribution company may charge and are established upon approval of each distribution company’s respective concession contract. The tariffs are subject to periodic review every four or five years based on a model company and are updated annually subject to approval from ANEEL. Brazilian regulators carried out the most recent periodic tariff review in 2003.

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

Limitations on Property.   The various segments of the Brazilian electricity sector have been legally separated. As a result, electrical distribution companies are subject to ownership limitations and are effectively vertically deintegrated. Distribution companies can not perform other electricity-related activities or have direct or indirect holdings in the capital stock of other distribution companies. Similarly, generation companies can not be affiliated with or controlled by distribution companies. Companies must deintegrate in compliance with the new legal requirements before the end of September 2005, and in cases where this is not possible, an extension may be requested. In the particular case of Ampla, which was sold by a small generation facility, the company missed the September deadline by two months but was not required to request an extension because it duly notified ANEEL.

Peruvian Regulatory Framework

Electricity System.   The Peruvian electricity industry is organized into a national interconnected electricity system known as Sistema Eléctrico Interconectado Nacional (the “SEIN”) and other isolated systems that provide electricity to rural areas. Currently, SEIN is prepared to supply energy across a tie line to Ecuador, but the commercial and operative agreements remain under negotiation.

Regulation.   The main components of the Peruvian regulatory framework are Law No. 25,844 of 1992 (Law on Electricity Concessions), its corresponding regulation (Supreme Decree No. 009-93 EM) and Law No. 26,876 of 1997 (Antimonopoly and Anti-Oligopoly on the Electricity Sector).

Activities.   Production, transmission and distribution activities are legally separated in Peru. Production and distribution companies may supply electricity to eligible customers. The eligibility threshold is 1,000 kW. The transmission, distribution and sale of electricity to eligible customers are regulated activities, while the supply to eligible customers is liberalized.

Distribution Tariffs.   Distribution tariffs are set every four years based on a charge for value added from distribution (VAD) which takes into account certain distribution costs based on a distribution company with model efficiency. End customers are subject to the bar price plus the VAD. A review of the distribution tariffs began in July 2004 and took effect in November 2005.

Regulatory Bodies.   The following are the principal regulatory bodies in Peru and their respective functions:

•       The Ministerio de Energía y Minas (Ministry of Energy and Mines) defines Peru’s energy policies, regulates matters pertaining to the environment and grants, monitors and terminates licenses, authorizations and concessions for generation, transmission and distribution activities.

•       The Organismo Supervisor de Inversión en Energía (OSINERG) is the regulatory and oversight body and reports to the Presidency of the Council of Ministers. It oversees compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as environmental conservation in connection with the development of these activities. OSINERG also publishes the regulated tariffs.

•       The Comité de Operación Económica del Sistema (COES) coordinates the centralized dispatch of electricity, operates the spot market and the power transfers market and prepares the studies which serve as a basis for the annual busbar (node) tariff calculations. The board is comprised of eight representatives of generation companies with more than 1% of the installed capacity of the system and which supply more than 15% of the energy produced. The board also includes one representative of the principal transmission system. Participation on the board of the COES by any economic group is limited to two members.

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

Reform of the Peruvian Electricity Sector.   The Peruvian electricity sector was reformed in 2005, culminating in a Project Law entered in the Congress at the end of 2005. The Ministry of Energy and Mines, OSINERG and electricity agents are analyzing the main aspects of the reform, which include allowance of auctions in the long term, COES reform and transmission remuneration.

C.               ORGANIZATIONAL STRUCTURE

We have organized Endesa giving priority to our core business, consisting of the generation, transmission, distribution and retailing of electricity, gas and the provision of related services. We have established three major lines of business, each based on a geographical area:

•       Spain and Portugal, which are managed as an integrated market;

•       Rest of Europe; and

•       Latin America.

Although we treat each geographical segment as a single vertically integrated activity, for the purpose of greater transparency within our Spain and Portugal and Latin America segments, Generation and Distribution are treated as secondary segments. Each of Generation and Distribution includes related retailing activity. In the Rest of Europe, we have a presence only in Generation.

We operate through the following wholly-owned subsidiaries in our principal lines of business:

Spain and Portugal

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

Endesa Energía, S.A. (“Endesa Energía”) conducts marketing activities in the deregulated market in Spain.

Rest of Europe

Endesa Europa, S.L. (“Endesa Europa”) was created to consolidate our presence in Europe and to take advantage of the organic growth of the markets in which we operate (other than Spain and Portugal), centralizing the administration and management of our investee companies in Europe. Our European investee companies are Endesa Italia, Snet and Soprolif (France).

Endesa Energía, S.A. (“Endesa Energía”) conducts marketing activities in the deregulated market in Europe.

Latin America

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

ITEM 4A.       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                OPERATING RESULTS

The following discussion of our operating results, financial condition and prospects is based on our audited consolidated financial statements included in this annual report. Such audited consolidated financial statements have been prepared in accordance with IFRS. For a reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP and a discussion of the significant differences between U.S. GAAP and IFRS, see Note 29 to our consolidated financial statements.

Overview

We are the largest electricity company in Spain in terms of installed capacity and market share in generation and distribution, with a presence in Italy, France, Portugal and North Africa, and one of the largest private electricity companies in Latin America. Our core business is energy. We are also involved in activities related to our core energy business such as renewable energies and cogeneration and the distribution and supply of natural gas.

Spain and Portugal

Full deregulation of the Spanish electricity market from January 1, 2003, and decisions by the Spanish government concerning, among others, ratemaking methodology, the treatment of nonmainland systems and the assignment of rate shortfall collection rights, has increased regulatory certainty in recent years.

In 2005 we invested a total of €799 million in the generation business under the ordinary regime, of which €375 million was earmarked for the construction of new generating facilities in combined cycle plants. We continue to have a generating capacity that is capable of producing all the power required by our own markets through the balanced use of the various technologies available, which we believe provides us with a competitive advantage over other operators.

We invested an aggregate of €1,389 million in our domestic distribution business in 2005, which represents a 28.9% increase compared to 2004. 89.6%, or €2,382 million, of our total investment in Spain and Portugal represents investment in tangible assets to develop or enhance electricity generation and distribution facilities to maintain our leadership position in the Spanish market, meeting increasing demand while simultaneously enhancing service quality. The breakdown of this investment reflects the considerable effort made by us to improve our supply quality, with investment in distribution facilities accounting for 58.3% of the total investment in tangible assets in 2005. We also increased capital expenditure significantly to expand our generation capacity. In particular, the conversion of group 4 at the As Pontes plant, the construction of the Colón (400 MW) and As Pontes (800 MW) combined cycle facilities and capacity increases in renewables activity were significant steps taken in 2005.

We had a market share in 2005 of 38.1% in generation in ordinary regime and 43.1% in terms of power sold to end customers in Spain.

In 2005, we continued to grow in the natural gas market in Spain and Portugal, in which we had 580,625 end users at December 31, 2005.

Europe

We believe that we now have a presence in those countries in the Southern European region, namely Italy and France, which we consider to be of strategic value.

Endesa continues to implement, with positive economic results, its business plan according to schedule, especially in relation to the generating facility repowering program, which we expect will lead to a substantial increase in the volume of production through the use of more efficient technologies.

Latin America

In Latin America, although market conditions remain challenging, we have begun to see signs of an improving economic cycle, with higher GDP growth, notable increases in electricity demand and greater monetary stability. We believe our operating results reflect these improving conditions and lead us to view the short term future of our operations in Latin America optimistically.

We had 14,095 MW of installed capacity and more than 11.2 million customers in Latin America at December 31, 2005.

In short, in 2005, our Latin American business benefited from the improvement of the economy in the region and the increase in demand for electricity in the countries in which we have a presence, making a positive contribution to our results, with a sound operating performance and a much stronger financial position.

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

Of these businesses, distribution and transmission are regulated activities in all of the countries in which we carry out distribution and transmission activities, while generation and supply are regulated in certain countries and liberalized in others. However, even in those countries in which generation and supply activities are liberalized, electricity sector regulation influences such activities.

Therefore, regulations and regulatory decisions significantly impact our businesses.

In the case of Spain, the principal regulatory impact arises out of the fixing of the electricity tariff for regulated customers. These tariffs apply to a significant part of the revenues generated in this sector and therefore affect the profitability of the companies operating in such sector.

Royal Decree 1432/2002, which develops Article 94 of Law 53/2002, has established a methodology for calculating tariffs for the period from January 1, 2003 until December 31, 2010, which has significantly increased regulatory certainty for operators in the Spanish electricity system.

Macroeconomic conditions in the countries in which we operate have a significant effect on our results of operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases. In addition, international prices for fuels significantly affects our cost base and therefore, our profitability, although in certain cases regulators permit us to pass on in whole or in part higher costs to end users through higher sales prices. Likewise, hydrological conditions affect our operations because a significant part of our installed capacity corresponds to hydroelectric plants, the utilization of which depends on the prevailing hydrological conditions.

Other factors such as variations of the local currency of the countries in which we operate against the euro, in particular in Latin America, may have an impact on our results of operations in euro because a portion of our revenues and operating income in such countries is denominated in the local currency.

Factors Affecting the Comparability of Our Results of Operations

Changes in the Composition of the Group

Year Ended December 31, 2005

In May 2005, Endesa Participadas, S.A. sold all the shares of Nueva Nuinsa, S.L., as a result of which this company ceased to be fully consolidated.

In August 2005, Endesa Cogeneración y Renovables, S.A. (“ECyR”) acquired all the shares of the Portuguese renewable energy company Finerge-Gestao de Projectos Energéticos, S.A. (“Finerge”), as a result of which this company was fully consolidated from September 1, 2005.

Year Ended December 31, 2004

Since January 2004, ECyR, which includes cogeneration and renewable energies businesses, and the Portuguese investments accounted under the equity method, have been organizationally integrated within the Spanish electricity business. The sizes of these businesses, for purposes of comparison, are immaterial relative to our domestic electricity business.

In June 2004, Endesa Participadas, S.A. sold its 50.55% investment in Netco Redes, as a result of which this company ceased to be fully consolidated.

In September 2004, we completed our acquisition of a 65% controlling interest in the French producer Snet when Endesa Europa acquired, in addition to its existing 30% stake, an additional 35% interest in Snet. As a result of the acquisition of the additional 35% interest, Snet, which had been accounted for previously by the equity method, was fully consolidated from September 2004 onwards.

Transition to IFRS

See note 28 to our consolidated financial statements for a reconciliation of our 2004 opening balance sheet and our 2004 income statement from Spanish GAAP to IFRS, as well as other information relating to our transition to IFRS from Spanish GAAP.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available under IFRS and U.S. GAAP.  These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  We believe that of our significant accounting policies the following may involve a high degree of judgment: property, plant and equipment and other long-lived assets; goodwill; hedges of revenues in foreign currency; revenue recognition; provisions for contingencies; provisions for CO2 emission allowance costs; derivatives; and defined benefit pension plans and other postretirement benefit plans.

Property, Plant and Equipment and Other Long-Lived Assets

Under both IFRS and U.S. GAAP, property, plant and equipment and other long-lived assets are recorded at cost and are depreciated over their estimated useful lives. The estimated useful lives of our generation and distribution facilities range from 25 to 65 years. A significant variation in the estimated useful life of a material amount of property, plant or equipment or other long-lived assets could have a material impact on our operating results in the period in which the estimate is revised and subsequent periods.

At the time of the conversion of the Spanish GAAP financial statements to IFRS, we decided to apply an exception provided for in the IFRSs, such that the depreciated cost of the property, plant and equipment at January 1, 2004 was taken to be the depreciated cost of the assets including the asset revaluations made in accordance with the applicable legislation in the countries in which we operate that had been accepted in the Spanish GAAP financial statements.

Additionally, under IFRS, property, plant and equipment and other long-lived assets are impaired when the carrying amount of an asset exceeds the higher of the asset’s value-in-use (discounted present value of the asset’s expected future cash flows) and fair value less costs to sell. The impairment loss is based on the recoverable amount (the higher of the asset’s value-in-use and fair value less costs to sell). Under U.S. GAAP an impairment loss should be recognized when an impairment review indicates that the sum of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying value of the asset exceeds its fair value. The determination of property, plant and equipment and other long-lived assets fair value is calculated on the basis of the future discounted cash flows to be generated by the assets, including the remuneration for the transition to competition. The factors considered in the determination of the fair value depend upon the company’s expected sale prices, demand in the electricity market, interest rates, exchange rates and other factors, all of which have a significant effect on the calculation.

The amount of property, plant or equipment or other long-lived asset impairment could have a material adverse impact on our operating results in the period depending on the estimations made. At December 31, 2005 and December 31, 2004, our directors considered that the book value of our revalued assets did not exceed their market value.

During 2004 we modified the estimated useful life of our nuclear power stations from 30 to 40 years, effective January 1, 2004, which resulted in a €98 million decrease in depreciation charges in 2004 from what would have been the case absent such modification. We do not expect any further future material changes in the determination of the useful life of our property, plant and equipment, except for changes due to any unpredictable future technology development.

In light of the fact that estimating the fair value of our property, plant and equipment takes into consideration various variables that are interconnected, it is not feasible to predict the likelihood of changes in such variables.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost. Goodwill acquired before January 1, 2004 is recognized at the carrying amount at December 31, 2003, in accordance with our prior GAAP, Spanish GAAP. In both cases, since January 1, 2004, goodwill has not been amortized, and at the end of each reporting period goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and any impairment is written down. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of fair value less costs to sell and value-in-use. Value-in-use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, we used the value-in-use approach in practically all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by our directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming five years and the flows for future years are estimated by applying reasonable growth rates that are consistent with growth rates of prior years.

Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2005, our directors considered that the goodwill recorded will be able to be recovered in full and no impairment is likely in a future period.

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches, as explained above. Goodwill in each operating segment will be tested for impairment as of December 31 of every year.

In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

Hedges of revenues in foreign currency

In 2004 we established a new foreign currency cash flow hedge strategy in respect of our Latin America revenues that bear U.S. dollar currency risk because the electricity tariff is indexed to movements between the local currency and the U.S. dollar. This new strategy reflects a detailed analysis of our future U.S. dollar revenue streams in Latin America. Such analysis may change in the future due to new regulations limiting the amounts of revenues tied to the U.S. dollar and future Latin American electricity supply and demand conditions, both of which are risks inherent in our estimated revenue streams variables, and may change.

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

Revenue recognition

We generally record revenue for retail and wholesale energy sales under the accrual method.

Under both IFRS and U.S. GAAP, retail electricity and gas revenues are recognized when the commodity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the value of the commodity consumed from the meter reading date to the end of the period. The unbilled revenue is estimated at the end of the period based on estimated daily consumption after the meter read date to the end of the period. Estimated daily consumption is derived using historical customer profiles adjusted for weather and other measurable factors affecting consumption.

We have not had any material change, nor do we expect any future material changes, in our estimation of unbilled revenues, except for any unpredictable future significant change in supply and demand conditions.

Provisions for contingences

The current obligations at the balance sheet date arising from past events which could give rise to a loss for the Group, but for which we are unable to determine an amount or specific timing, are recognized as provisions in the consolidated balance sheet at the present value of the most probable amount that we have determined we may have to disburse to settle the obligation. In order to calculate the amounts we record under “Provisions for Contingencies and Expenses”, it is necessary to evaluate and estimate the amounts that we may be required to pay in the future, including additional amounts in the form of taxes or pursuant to contractual obligations, or amounts owed in respect of the settlement of pending litigation or other contingent liabilities.

Our financial results may be affected by judgments and estimates related to loss contingencies. Provisions are quantified on the basis of the best information available at the date of preparation of the consolidated financial statements and on the consequences of the event giving rise to the contingencies, and are reviewed and adjusted at the end of each year. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events.

We have not had any other material change, nor do we expect any other future material changes, in our estimation of recorded provisions for contingencies.

Provision for CO2 emission allowance costs

From 2005 onwards all European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the year.

The obligation to deliver emission allowances for the CO2 emissions made during the year is recognized as a short-term provision under the heading “Current Trade and Other Payables” in the consolidated balance sheet, and the related cost was recorded as Other Variable Procurements and Services in the consolidated income statement. This obligation is measured at the same amount as that at which the CO2 emission allowances to be delivered to cover this obligation are recognized under Intangible Assets in the consolidated balance sheet. If at the consolidated balance sheet date we do not hold all the CO2 emission allowances required to cover the emissions made, the cost and the provision for this portion is recognized on the basis of the best estimate of the price that we will have to pay to acquire them. When a more accurate estimate does not exist, the estimated acquisition price for the allowances not held by us is the market price at the date of the consolidated balance sheet.

Derivatives

We enter into financial instruments, including options, swaps, futures, forwards and other contractual commitments, primarily to manage market risks related to changes in interest rates and foreign currency exchange rates, as well as changes in commodity prices, including costs of fuel for generation of power.

Under IFRS, derivatives are initially recognized at acquisition cost in the consolidated balance sheet and the required value adjustments are subsequently made to reflect their fair value at all times. Gains and losses from these changes are recognized in the consolidated income statement, unless the derivative has been designated as a hedge which is highly effective, in which case it is recognized in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement, in the case of Fair Value Hedges. Changes in the fair value of the Cash Flow Hedges, in respect of the effective portion of the hedges, are recognized under Equity—Unrealized Asset and Liability Revaluation Reserve, transferring this accumulated amount to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement. Finally, changes in fair value of Hedges of a net investment in a foreign operation are recognized, in respect of the effective portion of these hedges, net of the related tax effect, as Translation Differences in equity, and are transferred to the consolidated income statement when the hedged investment is disposed of. Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealized gains or losses reported in the consolidated income statement.

Under U.S. GAAP, the accounting for these financial instruments is similar to IFRS, and they are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and, prior to October 26, 2002, Emerging Issues Task Force (EITF) Issue No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” The majority of financial instruments entered into by us are derivatives as defined in SFAS No. 133. SFAS No. 133 requires the recognition of derivatives in the balance sheet, the measurement of those instruments at fair value and the recognition in earnings of changes in the fair value of derivatives.

We document designated commodity, debt-related and other hedging relationships, including the strategy and objectives for entering into such hedge transactions and the related specific firm commitments or forecasted transactions. We apply hedge accounting in accordance with SFAS No. 133 for these non-trading transactions, provided that the occurrence of the underlying transactions remains probable. Effectiveness is assessed based on changes in cash flows of the hedges as compared to changes in cash flows of the hedged items.

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

In addition, those derivatives assigned in an economic hedge strategy may have their assignation discontinued, which could impact the accounting treatment of such derivatives. Hedge assignation may change if the underlying hedge item ceases to exist or we decide to discontinue such hedge strategy based on present market conditions. In each reporting period we evaluate all hedges relationships of all those derivatives that were assigned into an economic hedge relationship in order to proceed with any necessary adjustment.

Defined benefit pension plans and other postretirement benefit plans

Under both IFRS and U.S. GAAP, reported costs of providing defined pension benefits and other postretirement benefits are dependent upon numerous factors, assumptions and estimates. For example, these costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan and earnings on plan assets. The assets of the externalized pension plans are primarily made up of equity and fixed income investments. Changes made to the provisions of the plan may also impact current and future pension costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs. Under IFRS, the actuarial losses and gains arising in the measurement of these liabilities and those arising from changes in the fair value of the plan assets are recognized directly under the heading “Equity—Retained Earnings” and are recognized under income under U.S. GAAP.

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

Assuming a 1% decrease in discount rate, our projected benefit obligation and projected accumulated post-retirement benefit obligation would increase by €334 million to €4,008 million for the year ended December 31, 2005.

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

		2005
						Latin
		Domestic	Percentage	European	Percentage	American	Percentage		Percentage
	2004	Electricity	Change	Electricity	Change	Electricity	Change	Other	Change
	Total	Business(1)	from 2004	Business	from 2004	Business	from 2004	Businesses	from 2004	Total
	(millions of euro, except percentages)
Operating revenues	13,665	9,274	38.0%	3,720	44.4%	5,232	20.1%	3	(76.9)%	18,229
Sales	13,509	8,761	31.8%	3,598	40.7%	5,149	19.8%	—	n.a	17,508
Other operating income	156	513	622.5%	122	542.1%	83	38.3%	3	(50.0)%	721
Purchases and Services	6,292	4,072	72.0%	2,497	43.0%	2,534	16.4%	—	(100.0)%	9,103
Energy Purchases and Fuel consumption	5,080	2,932	48.1%	2,276	35.6%	1,737	22.3%	—	n.a	6,945
Power transmission Expenses	520	273	44.4%	10	(67.7)%	368	22.7%	—	n.a	651
Other supplies and service	692	867	337.9%	211	486.1%	429	(6.1)%	—	(100.0)%	1,507
Gross margin	7,373	5,202	19.5%	1,223	47.4%	2,698	23.8%	3	(72.7)%	9,126
Expenses capitalized	(161)	(139)	4.5%	(9)	(10.0)%	(22)	22.2%	—	—	(170)
Personnel expenses	1,393	1,041	5.7%	161	40.0%	337	18.3%	8	0.0%	1,547
Other operating expenses	1,620	1,034	0.6%	184	(3.2)%	505	29.2%	6	(45.5)%	1,729
Gross operating income/(loss)	4,521	3,266	32.1%	887	65.8%	1,878	23.4%	(11)	(37.5)%	6,020
Depreciation and amortization	1,675	1,002	(3.7)%	269	63.0%	502	7.3%	3	50.0%	1,776
Operating income/(loss)	2,846	2,264	58.1%	618	67.0%	1,376	30.6%	(14)	(40.0)%	4,244
Financial income/(loss)	(1,147)	(609)	24.0%	(64)	3.2%	(524)	(3.0)%	(55)	1.9%	(1,252)
Net financial income/(loss)	(1,087)	(602)	20.2%	(63)	0.0%	(540)	19.2%	(52)	(25.7)%	(1,257)
Currency translation adjustment	(60)	(7)	(170.0)%	(1)	(200.0)%	16	118.4%	(3)	(118.8)%	5
Income (loss) from associated companies	79	44	(4.4)%	9	(10.0)%	6	(62.5)%	8	14,3%	67
Income/(loss) from other investment	40	6	(73.9)%	—	—	6	n.a.	(10)	(158.8)%	2
Income/(loss) from disinvestment	195	96	35.2%	84	n.a.	14	600.0%	1,292	959.0%	1,486
Consolidated income (loss) before taxes	2,013	1,801	66.6%	647	103.5%	878	65.0%	1,221	n.a.	4,547
Corporate income tax	352	434	250.0%	104	(8.8)%	168	66.3%	84	n.a.	790
Net income/(loss)	1,661	1,367	42.8%	543	166.2%	710	64.7%	1,137	n.a.	3,757
Minority interests	408	9	(87.0)%	118	237.1%	448	47.4%	—	n.a.	575
Income/(loss) attributable to the parent company	1,253	1,358	52.9%	425	151.5%	262	106.3%	1,137	n.a.	3,182

(1)                Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

The following table shows net sales, operating income/(loss) and net income/(loss) for 2005 by principal lines of business.

	Net Sales	Operating Income/ (Loss)	Net Income/ (Loss)
	(millions of euro)
Domestic electricity business	8,761	2,264	1,358
Generation	6,658	1,802	1,198
Distribution	1,824	479	199
Supply	3,818	(56)	(54)
Corporate structure and Services	(3,539)	39	15
European electricity business	3,598	618	425
Latin American electricity business	5,149	1,376	262
Other businesses	—	(14)	1,137
Total	17,508	4,244	3,182

Operating Revenues

Operating revenues increased 33.4% to €18,229 million in 2005 from €13,665 million in 2004 principally due to a 44.4% increase in operating revenues from our European electricity business to €3,720 million in 2005 from €2,576 million in 2004, a 38.0% increase in operating revenues from our domestic electricity business to €9,274 million in 2005 from €6,719 million in 2004 and a 20.1% increase in operating revenues from our Latin American electricity business to €5,232 million in 2005 from €4,357 million in 2004.

Operating Expenses

Operating expenses increased 44.7% to €9,103 million in 2005 from €6,292 million in 2004 principally due to a 72.0% increase in operating expenses of our domestic electricity businesses to €4,072 million in 2005 from €2,367 million in 2004, a 43.0% increase in operating expenses of our European electricity business to €2,497 million in 2005 from €1,746 million in 2004 and a 16.4% increase in operating expenses of our Latin American electricity business to €2,534 million in 2005 from €2,177 million in 2004.

Operating Income

Operating income increased 49.1% to €4,244 million in 2005 from €2,846 million in 2004 principally due to a 67.0% increase in operating income of our European electricity business to €618 million in 2005 from €370 million in 2004, a 58.1% increase in operating income of our domestic electricity business to €2,264 million in 2005 from €1,432 million in 2004 and a 30.6% increase in operating income of our Latin American electricity business to €1,376 million in 2005 from €1,054 million in 2004.

Operating Results by Business

Domestic Electricity Business

As a result of the following, operating income from our domestic electricity business increased 58.1% to €2,264 million in 2005 from €1,432 million in 2004.

Net Sales of Energy.   Net sales of energy from our domestic electricity business increased 31.8% to €8,761 million in 2005 from €6,648 million in 2004.

The following table shows a breakdown of sales of energy from our domestic electricity business for 2004 and 2005.

	2004	2005	Percentage Change
	(millions of euro)
Mainland generation under ordinary regime:
Sales to deregulated customers	1,247	1,487	19.2%
Supply to the Spanish market operator (OMEL)	1,891	3,012	59.3%
Generation from renewables/CHP	121	240	98.3%
Regulated revenues from distribution	1,564	1,602	2.4%
Non-mainland generation	1,004	1,548	54.2%
Coal CTCs	75	22	(70.7)%
Technology CTCs	118	—	(100.0)%
Supply to deregulated customers outside Spain	170	220	29.4%
Regulated revenues from gas distribution	36	39	8.3%
Gas supply	160	326	103.8%
Other	262	265	1.1%
Total	6,648	8,761	31.8%

The increase in net sales of energy by our domestic electricity business in 2005 was mainly due to a 19.2% increase in sales to deregulated customers to €1,487 million in 2005 from €1,247 million in 2004; a 59.3% increase in supply to the Spanish market operator (OMEL) to €3,012 million in 2005 from €1,891 million in 2004; a 98.3% increase in generation from renewables/CHP to €240 million in 2005 from €121 million in 2004; a 54.2% increase in non-mainland generation to €1,548 million in 2005 from €1,004 million in 2004 and a 103.8% increase in gas supply to €326 million in 2005 from €160 million in 2004, offset in part by a 70.7% decrease in coal CTCs to €22 million in 2005 from €75 million in 2004; and the absence of technology CTCs in 2005 compared to €118 million in 2004.

Mainland Generation under Ordinary Regime.   Sales of energy generated by Endesa in the Spanish mainland under the ordinary regime increased 43.4% to €4,499 million in 2005 from €3,138 million in 2004, principally as a result of:

•       growth in our sales to the energy pool. Our sales to the pool totaled €4,940 million in 2005, 67.1% higher than in 2004 due to a 79.6% rise in the average pool price, including the capacity payment. The increase in fuel costs, expenses associated with the CO2 emission rights deficit and lower utilization rates at hydroelectric plants caused by the Spanish drought in 2005 were the main factors driving this increase; and

•       the increase in the average energy pool price in 2005, including capacity payments, to €60.6/MWh, compared to €33.8/MWh in 2004. Our supply and generation subsidiaries acquired energy from the pool for a total of €1,928 million. These purchases were offset by power sold by Endesa to the pool. The markets and time bands were the same in both cases so that the purchase price matched the selling price. Sales to the pool were offset by purchases made by our supply and generation subsidiary. Therefore, sales to the pool recorded in the consolidated income statement for 2005 totaled €3,012 million.

The following table shows the breakdown of energy produced by us and the Spanish electricity sector on the Spanish mainland by type of generating facility for 2004 and 2005.

	Endesa		Spanish Electricity Sector
Type of Generating Facility	2004	2005	2004	2005
Nuclear	31.7%	29.6%	30.8%	27.0%
Coal	46.1%	47.7%	37.3%	36.3%
Hydroelectric	12.8%	9.6%	14.7%	9.0%
Fuel Oil/Gas	2.0%	3.1%	2.8%	4.2%
CCGT	7.5%	10.0%	14.4%	23.6%
Total	100.0%	100.0%	100.0%	100.0%

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

Renewables/CHP generation.   Revenues from sales of renewable/CHP energy generated by consolidated companies totaled €240 million, 98.3% more than in 2004, due to higher sales prices and higher installed capacity, driving operating income from the generation business to €100 million, up 185.7% from 2004.

Distribution.   Revenues from regulated distribution activities were €1,602 million in 2005, an increase of 2.4% compared to 2004. We supplied 64,095 GWh to customers in the regulated Spanish market in 2005. In accordance with IFRS, however, turnover from this business was not booked as revenue, as the distribution business’ sole income is the remuneration provided for under the electricity tariff scheme. Remaining sales correspond to costs incurred and passed on to customers.

Non-mainland generation.   Sales from non-mainland systems totaled €1,548 million in 2005, including compensation for stranded costs from these systems, an increase of 54.2% compared to 2004 (€1,004 million).

We have included an item of income of €212 million in 2005, relating to the compensation for the additional costs of the nonmainland systems in the period from 2001 to 2004. By recognizing this amount, we have reflected in our financial statements an asset for an amount with respect to which the CNE submitted a favorable report to the Ministry of Industry. In addition, revenues of €177 million were recorded corresponding to additional compensation for the amounts included in the 2005 tariff to cover the stranded costs recorded for that year. This amount was calculated using the same methodology as that used by the CNE in its report for calculating stranded costs for the period 2001-2004.

CTC Revenues.   Our CTC revenues decreased 88.6% to €22 million in 2005 from €193 million in 2004. The table below sets forth a breakdown of our CTC revenues for 2004 and 2005.

	Year Ended December 31,		Percentage
Type of CTC	2004	2005	Change
	(millions of euro)
Technology	118	—	(100.0)%
Coal	75	22	(70.7)%
Total	193	22	(88.6)%

Supply to deregulated customers.   Sales to deregulated customers in the Spanish market totaled €1,605 million in 2005, an increase of 23.6% compared to 2004. Of this amount, €1,487 million corresponded to the mainland deregulated market and €118 million to the non-mainland market. Revenues from sales to deregulated European markets other than Spain were €220 million in 2005, an increase of 29.4% compared to 2004. The number of deregulated customers were approximately 998,000 and 554,000 as of December 31, 2005 and 2004, respectively.

Regulated revenues in 2005 were not sufficient to offset system costs, generating an estimated deficit of €3,580 million. According to the provisions of Royal Decree Law 5/2005 of March 11, 2005, we must contribute 44.16% of the total amount of this deficit (€1,581 million). Our accounts at December 31, 2005 include a financial asset of €1,581 million to reflect our right to recover our share of the regulated revenue deficit.

Gas distribution and supply.   Revenues from gas sales in the deregulated market in 2005 totaled €326 million, representing growth of 103.8% on 2004. Revenues from regulated gas distribution totaled €39 million, an increase of 8.3% compared to 2004.

Operating Expenses.   The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2004 and 2005 and the percentage variation from year to year.

	Year Ended December 31,		Percentage
	2004	2005	Change
	(millions of euro)
Purchases and services	2,367	4,072	72.0%
Energy purchases	434	875	101.6%
Fuel consumption	1,546	2,057	33.1%
Power transmission expenses	189	273	44.4%
Other supplies and services	198	867	337.9%
Personnel expenses	985	1,041	5.7%
Other operating expenses	1,028	1,034	0.6%
Depreciation and amortization	1,040	1,002	(3.7)%
Total	5,420	7,149	31.9%

Operating expenses of our domestic electricity business increased 31.9% to €7,149 million in 2005 from €5,420 million in 2004.

Purchases increased 72.0% to €4,072 million in 2005 from €2,367 million in 2004 was principally due to the following factors:

•       Expenses for other supplies and services totaled €867 million in 2005, up €669 million on 2004. This increase reflects the booking of expenses of €522 million in connection with rights acquired to cover the CO2 emissions made in 2005, which totaled 51.9 million tons (40.4 million tons for mainland and 11.5 million tons for non-mainland emissions). The net effect of revenues and expenses booked in 2005 to cover CO2 emissions was €185 million, corresponding to an estimated rights deficit of 8.5 million tons;

•       Fuel consumption amounted to €2,057 million in 2005, an increase of 33.1% from 2004. This increase was due to higher fuel-oil production in 2005 (higher unit costs than other technologies) triggered by the drought and to a generalized increase in raw material prices in the international markets. These higher costs were offset by our proactive fuel purchasing management policy which resulted in below-market purchasing prices; and

•       Energy purchases increased by €441 million, or 101.6%, compared to 2004. The main component of this line item relates to transactions carried out on the wholesale generation market. This increase in power purchases is linked to the 79.6% rise in the average energy pool price. The balance relates to gas purchases to supply deregulated customers, which rose as a result of the 18.7% increase in sales to these customers and the rising price of gas.

Personnel expenses increased 5.7% to €1,041 million in 2005 from €985 million in 2004. These expenses include €34 million for estimated costs in connection with layoffs contemplated in the Spanish government’s 2006-2012 Mining Plan, and €12 million for employee tariff provisions. Absent these items, personnel expenses were virtually unchanged.

Depreciation and amortization costs decreased 3.7% in 2005 to €1,002 million in 2005 from €1,040 million in 2004.

European Electricity Business

Operating income from our European electricity business increased 67.0% to €618 million in 2005 from €370 million in 2004. Operating revenues from our European electricity business increased 44.4% to €3,720 million in 2005 from €2,576 million in 2004. Operating expenses of our European electricity business increased 40.4% to €3,111 million in 2005 from €2,216 million in 2004.

The remaining operating income of this business relates substantially to the operating income of Endesa Italia. Endesa Italia’s operating revenues increased 33.5% in 2005 to €2,242 million from €1,680 million in 2004, principally due to a 17.8% increase in the amount of energy sold to 30,911 GWh (including 7,549 GWh of energy acquired from third parties at a cost of €292 million). Endesa Italia generated 23,362 GWh in 2005, which represents a 12.0% increase compared to 2004. The increase in generation was principally due to an increase of 5,428 GWh in CCGT production. The cost of fuel increased €241 million, principally due to higher fuel prices and the increase in thermoelectric production.

Latin American Electricity Business

Operating income from our Latin American electricity business increased 30.6% to €1,376 million in 2005 from €1,054 million in 2004. Operating revenues from our Latin American electricity business increased 20.1% to €5,232 million in 2005 from €4,357 million in 2004, while operating expenses of our Latin American electricity business increased 16.8% to €3,878 million in 2005 from €3,321 million in 2004.

In the discussion of the operating revenues and operating income of our operations in Latin America that follows, we have provided such results as reported in accordance with IFRS and, in certain cases, excluding the impact of exchange rate fluctuations. Year-on-year currency exchange rate movements will influence our reported results to a greater or lesser extent, and therefore they are identified as part of the analysis to make clear their impact on the overall growth or decline in our Latin American operations.

The table below sets forth a breakdown of operating income (loss) and operating revenues from our Latin American electricity business for 2004 and 2005.

	Operating Income			Operating Revenues
	2004	2005	Percentage Change	2004	2005	Percentage Change
	(millions of euro, except percentages)
Generation	632	722	14.2%	1,906	2,303	20.8%
Distribution and Transmission	538	723	34.4%	3,319	3,809	14.8%
Other	(116)	(69)	n.a.	(868)	(880)	(1.4)%
Total	1,054	1,376	30.6%	4,357	5,232	20.1%

The following table shows operating income and operating revenues from generation in each country for 2004 and 2005.

	Operating Income			Operating Revenues
	2004	2005	Percentage Change	2004	2005	Percentage Change
	(millions of euro, except percentages)
Chile	179	248	38.5%	781	1,054	35.0%
Colombia	178	183	2.8%	362	400	10.5%
Argentina	101	66	(34.7)%	278	313	12.6%
Brazil	84	111	32.1%	194	231	19.1%
Peru	90	114	26.7%	291	305	4.8%
Total	632	722	14.2%	1,906	2,303	20.8%

The following table shows net output figures in Latin America by country for 2004 and 2005.

	2004	2005	Percentage Change
	(GWh)
Chile	16,797	18,764	11.7%
Colombia	11,881	11,864	(0.1)%
Argentina	15,884	16,154	1.7%
Brazil	4,889	4,213	(13.8)%
Peru	5,655	6,895	21.9%
Total	55,106	57,890	5.1%

Operating income from the Chilean generation business amounted to €248 million in 2005, a 38.5% increase compared to 2005. In 2005, Chilean generation was impacted by the gas supply problems affecting the thermal plants, which required substituting gas with more expensive liquid fuels. For our subsidiaries, however, this was more than offset by the 11.7% increase in energy generated from hydro plants, principally due to the Ralco plant joining the grid in September 2004 and to increases in node prices (payments by the distribution company to the generation company) and derivatives prices deriving from the change in the power source prompted by the gas supply crisis.

Operating income from the Colombian generation business amounted to €183 million in 2005, a 2.8% increase compared to 2004. The increase was principally due to the positive impact of the strong Colombian peso versus the euro (18.25% appreciation of the year-end exchange rate from 2004).

Operating income from the Argentine generation business amounted to €66 million in 2005, a 34.7% decrease compared to 2004 due to the gas supply problems which increased fuel costs considerably (by 48.5%), as generators were forced to substitute gas with more expensive liquid fuels. As a result, although volume sales of electricity rose by 1.7%, margins narrowed.

Operating income from the Brazilian generation business amounted to €111 million, a 32.1% increase compared to 2004, though electricity generation in Brazil fell 13.8% due to the gas supply problems affecting Endesa Fortaleza. This decrease in generation was offset by favorable exchange rate movements (33.4% appreciation of the year-end exchange rate from 2004), together with positive price trends and lower fuel consumption.

Operating income from the Peruvian generation business amounted to €114 million, a 26.7% increase compared to 2004, due to increased hydro output which drove a €35 million reduction in the cost of fuel. Generation sales were €299 million in 2005, 3.5% more than in 2004. The effect of the lower prices caused by higher rainfall levels was offset by a 21.9% rise in power generated.

The following table shows operating income and operating revenues from distribution and transmission in each country for 2004 and 2005.

	Operating Income			Operating Revenues
	2004	2005	Percentage Change	2004	2005	Percentage Change
	(millions of euro, except percentages)
Chile	147	168	14.3%	658	850	29.2%
Colombia	139	165	18.7%	529	606	14.6%
Argentina	62	46	(25.8)%	392	457	16.6%
Brazil	150	300	100.0%	1,473	1,595	8.3%
Peru	40	44	10.0%	267	301	12.7%
Total	538	723	34.4%	3,319	3,809	14.8%

The following table shows the amount of electricity sold in Latin America by country for 2004 and 2005.

	2004	2005	Percentage Change
	(GWh)
Chile	11,317	11,851	4.7%
Colombia	9,656	10,094	4.5%
Argentina	13,322	14,018	5.2%
Brazil	13,769	14,753	7.1%
Peru	4,250	4,530	6.6%
Total	52,314	55,246	5.6%

Operating income in the Chilean distribution business amounted to €168 million, a 14.3% increase compared to 2004. This increase was due mainly to growth in sales volume to meet higher demand, offsetting decreased margins caused by the most recent rate revision.

Operating income in the Colombian distribution business amounted to €165 million, a 18.7% increase compared to 2004. This rise was due to a 10.5% increase in sales (to €400 million), which was sufficient to cover the higher costs of buying electricity and a stronger Colombian peso versus the euro (18.3% appreciation of the year-end exchange rate from 2004).

Operating income in the Argentine distribution business amounted to €38 million, a 24.0% decrease compared to 2004. This was largely because the 2004 figures included one-time compensation of €10 million relating to prior litigation. The remaining decrease was due to larger energy purchases and fixed costs, which were not offset by higher sales. The tariff revision was revised effective November 2005 and imposed a 23% increase on certain non-residential users.

Operating income in the Argentine transmission business amounted to €8 million, a 33.3% decrease compared to 2004.

Operating income from the Brazilian distribution business amounted to €262 million, a 172.9% increase compared to 2004, due to higher revenues from electricity sales which more than covered cost increases. Sales in distribution increased by €461 million (53.7%) in 2005 as a result of enhanced generation price pass-through to customers, and, to a lesser extent, higher energy sales volumes.

Operating income from the Brazilian transmission business amounted to €38 million, €16 million lower than in 2004, due to gas supply restrictions and the resulting difficulties in finding available electricity in Argentina to export to Brazil.

Operating income from the Peruvian distribution business amounted to €44 million, a 10.0% increase compared to 2004, due to a €36 million rise in sales versus 2004 to €298 million, compared to an increase of just € 22 million in electricity costs.

Financial Income (Loss), Net

Financial loss, net increased 9.2% to €1,252 million in 2005 from €1,147 million in 2004, principally due to increased financial expenses. Financial expenses, mainly consisting of interest expenses, increased 15.6% to €1,257 million in 2005.

Specifically, the fall in long term interest rates between December 31, 2004 and December 31, 2005 meant that pension obligations and redundancy programs were calculated at a discount rate of 3.588%, instead of the 4% applied at the close of 2004. This required a higher provision for pension obligations and redundancy programs (€111 million) to be booked as a financial expense in 2005. Financial expenses for 2005 also include €60 million related to preferred shares issued by a finance subsidiary, which in 2004, when IAS 32 was not in force, were treated as minority interests and, therefore, the cost was not registered as a financial expense.

Income (Loss) from Associated Companies

Our share in the income of companies carried by the equity method was €67 million in 2005 compared with €79 million in 2004.

Income (Loss) from divestitures

Income from divestitures, net of losses was €1,486 million in 2005 compared with €195 million in 2004.

The main items comprising this line item in 2005 were the following:

•       €1,273 million capital gain from the sale of Auna (a 27.7% stake);

•       €48 million capital gain from the sale of Sidec;

•       €24 million capital gain from the sale of Endesa Italia S.p.A.;

•       €16 million capital gain from the sale of Nueva Nuinsa, S.L.; and

•       €12 million capital gain from the sale of Lydex Lyonnaise Des Eaux Casablanca.

The main items comprising this line item in 2004 were the following:

•       €102 million capital gain from the sale of the 11.64% interest in Aguas de Barcelona;

•       €14 million capital gain from the sale of Senda Ambiental, S.A.; and

•       €8 million capital gain from the sale of Netco Redes, S.A.

Disposal of Auna

In 2005, we sold our 27.7% stake in the Spanish telecoms operator Auna for €2,221 million, obtaining a net capital gain of €1,115 million.

The stake was sold to France Telecom pursuant to an agreement signed on July 29, 2005, which was formalized on November 8, 2005 after being approved by the European authorities.

On December 30, 2005 we sold to Deutsche Bank our remaining 5.01% stake in Auna for €378 million.  Pursuant to the liquidity mechanism in the sale agreement, we retain the upside in the value of the shares. In the first sale of these shares which takes place on or after November 8, 2008, whether by Deutsche Bank or a subsequent holder of the shares, we have the right to receive 90% of the sale price in excess of €361 million, capitalized annually at a rate of 4.5%.  The net capital gain on this sale was €171 million, although this will not be booked until the first quarter of 2006, because as of December 31, 2005 the period for Auna’s shareholders to exercise their pre-emptive subscription rights had not expired.

Other disposals

Our asset disposal strategy remained unchanged in 2005, generating gross capital gains of €213 million in addition to the gains from the sale of Auna.

The main disposal in 2005 (other than our sale of our stake in Auna) was the sale of 100% of Smartcom to Mexican operator América Móvil for $505 million (€408 million), resulting in a gross capital loss of €3 million (and an after-tax gain of €51 million).

We also continued to dispose of real estate assets, generating an aggregate €122 million, with a gross capital gain of €105 million.

Corporate Income Tax

Our corporate income tax expense increased 124.4% to €790 million in 2005 from €352 million in 2004, due to substantially increased pre-tax income.

Our corporate income tax expense in 2005 was 17.4% of our consolidated income before tax and in 2004 was 17.5%. Of our corporate income tax expense in 2005, €434 million related to our domestic electricity business, €168 million related to our Latin American electricity business, €104 million related to our European electricity business and €84 million related to our other businesses.

Minority Interests

Income attributed to minority interests was €575 million in 2005 compared with income attributed to minority interests of €408 million in 2004. This increase was due in part to our increase in net income prior to minority interest, which more than offset the treatment of our preference shares in 2005 as debt (versus treatment of our preference shares in 2004 as minority interest).

Net Income

As a result of the foregoing, net income increased 153.9% to €3,182 million in 2005.

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. Our net income for 2005 and 2004 under IFRS was €3,757 million and €1,661 million, respectively, and under U.S. GAAP was €2,753 million and €1,454 million, respectively. Our stockholders’ equity at December 31, 2005 and 2004 under IFRS was €16,327 million and €14,133 million, respectively, and under U.S. GAAP was €12,010 million and €9,373 million, respectively.

Under U.S. GAAP, stockholders’ equity consists only of equity corresponding to the shareholders of the parent company. Under IFRS equity includes the equity corresponding to the shareholders of both the parent company and the minority interests.

The principal differences between IFRS and U.S. GAAP with respect to our consolidated financial statements, in addition to the one explained above, relate to:

•       1996 legal restatement;

•       elimination in all previous presented periods prior to January 1, 2004 all inflation adjustments recorded as part of the depreciated cost of the property, plant and equipment in Foreign Subsidiaries;

•       goodwill and business combinations;

•       treatment of pension plans and early retirements;

•       revenue recognition;

•       accounting for certain investments in equity securities;

•       derivative instruments and hedging activities;

•       currency translation adjustment;

•       sale and leaseback involving real estate; and

•       transaction gain or losses in intercompany’s transactions.

See Note 29 to our consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

Statements of Financial Accounting Standards No. 153: Exchanges of Nonmonetary Assets

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 153, “Exchanges of Nonmonetary Assets” (“SFAS No. 153”), effectively amending Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Endesa does not anticipate that the adoption of this Statement will have a material effect on its financial position, results of operations or cash flows.

Statements of Financial Accounting Standards No. 154: Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), replacing APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. Endesa does not anticipate that the adoption of this Standard will have a material effect on its financial position, results of operations or cash flows.

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. Endesa does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the EITF meetings held on June 15 and 16, 2005 and on September 15, 2005, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-6”), and determined the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. Endesa does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

Summary of Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

B.   LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2005 and 2004, we used cash provided by operating activities, external borrowings (including available lines of credit) and proceeds from the disposal of assets, capital increase at our subsidiaries and the issuance of preference shares to manage our liquidity. We used these sources of liquidity primarily for capital expenditures and investments. Our management believes that the funding available to us from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

Cash Flow Analysis

Our cash and cash equivalents were €2,614 million at December 31, 2005 and €2,178 million at December 31, 2004. The increase in cash and cash equivalents in 2005 was due to cash provided by operating activities of €3,362 million, of which €718 million was used in investing activities and €2,326 million was used in financing activities. The remaining cash inflow is due to changes in exchange rates.

As a percentage of total assets, cash and cash equivalents were 4.7% at December 31, 2005 compared with 4.6% at December 31, 2004.

The following table sets forth our consolidated cash flows for 2004 and 2005.

	Year Ended December 31,
	2004	2005
	(millions of euro)
Net cash provided by operating activities	3,648	3,362
Net cash used in investing activities	1,836	718
Net cash used in financing activities	1,703	2,326

Operating Activities

Our cash provided by operating activities decreased 7.8% to €3,362 million in 2005 from €3,648 million in 2004. This decrease was primarily due to an increase in net working capital of €1,434 million, partially offset by a 125.9% increase in income before taxes to €4,547 million in 2005 from €2,013 million in 2004.

Investing Activities

Our cash used in investing activities amounted to €718 million in 2005 as compared with €1,836 million in cash used in investing activities in 2004, which was primarily due to a 435.0% increase in proceeds from disposal of investments to €3,702 million in 2005 from €692 million in 2004.

Financing Activities

Our net cash used in financing activities was €2,326 million in 2005 compared with net cash used in financing activities of €1,703 million in 2004, primarily due to higher repayments of long-term debt.

In 2005 and 2004 our primary financing activities have involved a variety of short-and medium-term financial instruments, principally bonds and debentures, commercial paper and borrowings from financial institutions. The amount of bonds and debentures payable by Endesa was approximately €12,039 million at December 31, 2005, and €12,027 million at December 31, 2004. The amount of borrowings from financial institutions payable by Endesa was €6,553 million at December 31, 2005, and €6,043 million at December 31, 2004. The amount of other financial liabilities was €1,026 million at December 31, 2005, and €1,186 million at December 31, 2004. The value of outstanding preference shares was €1,419 million at December 31, 2005. Since IASs 32 and 39 were not applied as of December 31, 2004, the preference shares were classified under Equity—Minority Interests as of such date.

At December 31, 2005, our net financial liabilities of €12.9 billion were primarily in euro (70.3%). The average interest rate of our outstanding indebtedness was 5.46% for 2005. The average interest rate of our domestic electricity business was 4.03% in 2005, the average interest rate of our Latin American electricity business was 8.53%, the average interest rate of our European electricity business was 3.60% and the average interest rate of our other businesses was 4.20% in 2005. Approximately 89% of our financial liabilities was at fixed and hedged rates at December 31, 2005.

Capital Expenditures and Investments

The following table sets forth our capital expenditures and other capital investments for 2004 and 2005.

	2004		2005
	(in millions of euro)
Capital Expenditures:
Power stations	1,116		1,294
Distribution facilities	1,329		1,779
Other	120		186
Total capital expenditures	2,565		3,259
Investments:
Total other investments	884	(1)	381	(2)
Total capital expenditures and other investments	3,449		3,640

(1)          Includes mainly a €121 million investment to acquire an additional interest in Snet, a €261 million investment to acquire an additional interest in Auna and a €187 million capital subscription in Smartcom.

(2)          Includes mainly a €151 million investment to acquire 100% of Finerge and a €27 million purchase of minority shareholders’ interests in Sodelif-Bialystock and San Isidro.

Planned Capital Expenditures

Pursuant to the 2005-2009 Strategic Plan, we invested €3,640 million in our businesses in 2005. For the period 2005-2009 we expect to invest a total of approximately €14.6 billion in our businesses, broken down as follows (billions of euro):

Spain and Portugal	10.3
Generation	5.8
Distribution	4.3
Supply	0.2
Other countries in Europe	1.8
Development of new generating capacity	1.4
Maintenance investments	0.4
Latin America	2.5
Development of new generating capacity	0.5
Distribution and maintenance investments	2.0
Total	14.6

We expect to invest approximately 71% of the total investment in the Spanish and Portuguese electricity business. With this investment, we expect to increase our installed capacity substantially and to revamp our electricity distribution infrastructures so as to improve the security and quality of our supply.

Approximately 12% of the total investment is expected to be allocated to the business in other European countries and the remaining 17% is expected to be invested in the Latin American electricity business.

See “Forward-Looking Statements”.

Debt Reduction

In 2005, we reduced our net financial debt (defined as short and long term debt minus cash and short term financial deposits, netted of derivatives measurement) by €417 million to €18,281 million at December 31, 2005, a decrease of 2.2% with respect to January 1, 2005.

The following table sets forth a reconciliation of net financial debt, a non-IFRS measure which our management uses to measure our liquidity, and the consolidated debt figure on our consolidated balance sheet. We believe that net financial debt provides investors with a better understanding of our liquidity position and requirements, if any, we may have for external financing. The figures for 2004 in the following table have been prepared in accordance with IFRS, except that we have applied the exception provided for under IFRS, whereby we need not apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). The application of IAS 32 and IAS 39 at January 1, 2005 led to a rise in net financial debt to €18,698 million at January 1, 2005 from €17,078 million at December 31, 2004, mainly due to the reclassification of preference shares. Preference shares, which are shares of subsidiaries held by third parties, had been classified as minority interests prior to January 1, 2005 and were reclassified as a financial liability effective January 1, 2005.

	At December 31
	2004	2005
	(in millions of euro)
Long term debt	17,715	18,587
Short term debt	1,541	2,450
Cash and short term financial deposits	(2,178)	(2,614)
Derivatives measurement	—	(142)
Net financial debt	17,078	18,281
Consolidated debt on our balance sheet	19,256	21,037

Despite the increase in indebtedness, in 2005 our financial leverage improved due to the offsetting impact of the increase in shareholders’ equity. The debt/equity plus minority interests ratio dropped from 120.8% at December 31, 2004 to 112.0% at December 31, 2005. The debt/equity plus minority interests ratio at January 1, 2005 was 151.2%. Furthermore, the ratio of net financial debt to operating income improved significantly from 6.0 in 2004 to 4.31 in 2005. The ratio of net financial debt to operating income at January 1, 2005 was 6.6.

Financing Obligations

Our financial debt was €21.04 billion at December 31, 2005, an increase of €1.78 billion compared with financial debt of €19.26 billion at December 31, 2004.

The following table sets forth the amortization schedule for our consolidated debt at December 31, 2005:

	2006	2007	2008	2009	2010	Subsequent Years	Total
	(millions of euro)
Debentures and bonds	815	168	569	2,534	1,639	4,661	10,386
Notes payable	489	—	—	—	671	—	1,160
Loans and credits	939	635	426	361	3,367	779	6,507
Suppliers, Leasing, Other	185	267	175	181	89	127	1,024
Preference Shares	—	—	—	—	—	1,419	1,419
Derivatives	22	12	17	72	6	412	541
Total	2,450	1,082	1,187	3,148	5,772	7,398	21,037

Capital Resources

In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuances of commercial paper and debt securities and the proceeds from our divestment plan. As of

December 31, 2005, total available liquidity (except for available liquidity at the Enersis level) was approximately €6,338 million, consisting of approximately €4,266 million available in unused credit lines, of which approximately €93 million will expire by the end of 2006 and approximately €4,173 million will expire thereafter, and approximately €2,072 million in cash and liquid investments. Any future downgrades of our credit ratings by rating agencies will not preclude us from using any of our existing credit lines.

The following is a discussion of certain material financing transactions entered into by Endesa, S.A. or its wholly-owned subsidiaries.

Short-Term Borrowings

We have short-term revolving credit facilities in an aggregate amount of €103 million, €10 million of which was used at December 31, 2005. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR) plus an average margin of 17 basis points.

Commercial Paper

In 1998, our wholly-owned finance subsidiary, International Endesa B.V., established a commercial paper program under which it may issue up to an aggregate principal amount of $2 billion. At December 31, 2005, an aggregate principal amount of €988 million was outstanding under this commercial paper program.

Domestic Paper

We may issue up to an aggregate principal amount of €2.0 billion under our domestic paper program. At December 31, 2005 an aggregate principal amount of €128 million was outstanding under this domestic paper program.

Medium Term Note Program

In 1995, International Endesa B.V. established a medium-term note program under which it may issue up to an aggregate principal amount of €10 billion of medium term notes. The notes issued under this program have maturities between two and 40 years. At December 31, 2005, an aggregate principal amount of €5,298 million was outstanding under this medium term note program.

In 2004, we established Endesa Capital, S.A. In April 2005, Endesa Capital S.A. realized the first two private placements for imports of €36 million and ¥3,000 million, at 12 and 10 years, respectively. The Japanese Yen issuance was immediately swapped to euro such that we do not assume the exchange rate risk for this type of issuance.

Long-term Borrowings

We had long term revolving credit facilities of €5,330 million at December 31, 2005, €3,850 million at December 31, 2004 and €3,801 million at December 31, 2003 of which approximately €4,173 million were unused at December 31, 2005, €2,640.4 million were unused at December 31, 2004 and €3,506 million were unused at December 31, 2003. These credit facilities have an average maturity period of 4 years and 3 months. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR or LIBOR) plus an average spread of 19 basis points. Our credit facilities may serve as back stops for our short-term obligations, including commercial and domestic paper and domestic borrowings. The above numbers include the syndicated revolving credit facility of €1,500 million formalized on April 22, 2005, with 38 financial institutions. The initial maturity is 5 years. The total syndicated amount reaches €2,000 million, in two tranches: the first, a loan for €500 million, and the second, a revolving credit facility, for €1,500 million.

In 2005, we renegotiated the terms and conditions of long-term bilateral credit facilities worth a total of €3,758 million with 13 financial institutions, with an initial maturity date of 5 years. The renegotiation resulted in certain cost reductions.

To finance the investments in distribution planned for 2005-2006, in September 2005 we formalized a loan from Banco Europeo de Inversiones for €600 million. As of December 31, 2005, we had obtained €300 million, and we obtained the remaining €300 million in the first quarter of 2006.

Preference Shares

On March 28, 2003 our wholly-owned subsidiary, Endesa Capital Finance, LLC, issued €1.5 billion in preference shares. Endesa guaranteed these securities as to payment of dividends, liquidation preference and redemption amount. Payments of dividends to holders of these securities will be made quarterly and the amount of such payments will be linked to EURIBOR with a minimum interest rate of 4% and a maximum of 7%. The preference shares are perpetual, subject to an option for early redemption by Endesa Capital Finance, LLC 10 years after the issuance date.

Covenants in our Indebtedness

As of the date of this annual report, our credit ratings are as follows:

Credit Agency	Long-Term	Short-Term	Outlook
Standard & Poor’s	A	A-1	Watch Negative
Moody’s	A3	P-2	Negative
Fitch Ratings	A+	F1	Watch Negative

Our financial debt contains customary covenants for contracts of this nature. Except as described below, we do not have in our financing contracts any triggers involving financial ratios that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. Approximately €566 million of our debt with the European Investment Bank could require additional guarantees in the event that Moody´s or Standard & Poor´s change their respective views regarding our credit rating. In addition, in relation to debt obligations of €333 million, a drop in our rating below Baa2/BBB would require the renegotiation of the terms and conditions of such debt obligations.

Most of the contracts governing indebtedness to third parties of the companies consolidated with Endesa’s renewable energies subsidiary, ECyR, and of certain Latin American subsidiaries include customary project finance covenants relating to the maintenance of certain financial ratios. These contracts also require that all assets assigned to the projects be pledged in favor of the creditors. The outstanding balance of our third party debt that includes such covenants amounted to €405 million at December 31, 2005.

As is customary, a significant portion of Enersis’ and Endesa Chile’s financial indebtedness is subject to cross-default provisions, such that if a subsidiary of Enersis or Endesa Chile defaulted on a payment obligation or other commitment, such a default could trigger an acceleration in payment of a significant part of the indebtedness of Enersis or Endesa Chile, as the case may be. In general, these cross-default provisions would be triggered by a default in respect of debt principal in excess of US$ 30 million. In addition, many of these agreements also contain cross-acceleration provisions under certain circumstances, such as certain governmental actions, insolvency proceedings and judicial asset expropriations. The financial indebtedness of Endesa, S.A. does not contain cross-default clauses which relate to debt of our Latin American subsidiaries.

At December 31, 2005, neither Endesa, S.A. nor any of our major subsidiaries was in breach of the financial or other covenants contained in agreements governing financial indebtedness, which could trigger an acceleration in payment of such indebtedness.

Our directors believe that the existence of these acceleration triggers will not alter the current/non-current classification in the consolidated balance sheet included elsewhere in this annual report on Form 20-F.

Guarantees Provided

At December 31, 2005, we provided guarantees to third parties of €187 million in connection with our business activities.

Recent Financing Transactions

The most significant financial transactions performed in 2005 in the capital and banking markets by us and our directly-owned investees, excluding Enersis, some of which have been mentioned previously, are as follows:

•       In September 2005, we entered into an agreement to borrow €600 million from the European Investment Bank to finance our investments in the distribution business planned for 2005-2006. As of December 31, 2005, €300 million were already formalized and withdrawn, while the remaining €300 million were formalized and withdrawn in the first quarter of 2006. The total average life of the outstanding loans is 7.6 years.

•       In July 2005, Proyectos Eólicos Valencianos S. A. (55% owned by Endesa) obtained project financing of €331 million for the construction and operation of wind farms in the region of Valencia. The financing was obtained through a syndicated loan with 10 financial institutions, maturing in 18 years.

•       In April 2005, we took out a syndicated loan for €2,000 million with 38 entities. The loan is structured in two tranches: a €500 million loan and €1,500 million in credit. Both tranches have a maturity of five years with a single repayment on maturity and an option to extend each maturity for a further year during both the first and the second year.

•       In April 2005, we renegotiated our long-term credit facilities for an aggregate amount of €3,758 million, extending the maturities from 3.5 to 5 years, with the option to extend them for two more years via options executable by the banks in a similar way as the facility described above.

•       In March 2005, Endesa Italia obtained a syndicated loan amounting to €700 million. This loan matures in 5 years with a single repayment and includes the possibility of extending its maturity in the first and second year.

•       In January 2005, Etevensa, Endesa Internacional’s Peruvian subsidiary, closed a $135 million financing transaction, which was subsequently increased to $170 million, to finance the conversion of the fuel power plant into a combined cycle and to refinance debt. The debt matures in 2013.

Below we provide a description of the most significant financial transactions we carried out in 2005 through our investees in Chile, Brazil, Argentina, Colombia and Peru.

•       In Brazil, in April 2005 Ampla signed a five-year loan for BRL 45 million, and in June 2005, Ampla obtained a six-year loan with the Banco Nacional de Desarrollo (BNDES) for BRL 165 million.

•       In Argentina, in September 2005 Costanera arranged a syndicated loan of $30 million with a maximum maturity of four and a half years, and Edesur refinanced another $15 million, three-year loan.

•       In Colombia, in February 2005 Emgesa issued Colombian bonds amounting to COP 210,000, million maturing in ten years.

•       In Peru, between June and November 2005, Edegel issued Peruvian new sol denominated debt for a total amount of PES 105 million in three tranches maturing in three, four and five years. Edegel also issued US dollar denominated debt on the local capital market for a total amount of $20 million, maturing in seven years.

Transactions with Unconsolidated Special Purpose Entities

As of the date of this annual report on Form 20-F, we had no material transactions with non-consolidated special purpose entities or majority-owned subsidiaries that are not included in our consolidated financial statements or any other interest in or relationship with any other special purpose entities that are not reflected in our consolidated financial statements.

Interest Rate and Foreign Currency Exchange Rate Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in equity, investment prices and foreign currency exchange rate fluctuations. To manage this exposure, we employ risk management strategies including the use of derivatives such as interest rate swap agreements, foreign currency forwards and currency swap agreements. As of December 31, 2005, approximately 89% of our net financial liabilities was at fixed and hedged rates. We do not hold financial derivatives for trading purposes. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Endesa conducts environmental research and development projects primarily in connection with developing renewable energy sources, clean combustion and improvements in electrical lines. Research and Development expenses amounted to €42 million and €22 million in 2005 and 2004, respectively.

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

E.   OFF-BALANCE SHEET ARRANGEMENTS

None.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2005 for the years indicated below, including, as appropriate, certain estimates as described in the footnotes to the table below:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(millions of euro)
Long-term and short-term debt obligations(1)	3,068	3,273	9,621	9,033	24,995
Capital (Finance) lease obligations	18	115	89	85	307
Operating lease obligations	47	73	71	202	393
Purchase obligations(2)	3,325	6,854	4,321	15,864	30,364
Other long-term liabilities reflected in the primary financial statements(3)	377	634	570	1,595	3,176
Total	6,835	10,949	14,672	26,779	59,235

(1)          The amount of obligations includes the projected effect of debt servicing together with the estimated interest due on fixed rate debt based on the gross face value of the debt before derivatives at year-end. No non-accrued interest due on variable rate debt has been included.

(2)          Includes principally payments under long-term supply contracts. Due to the fact that our obligations under these contracts are satisfied through delivery of physical units, we have used forward market prices at December 31, 2005 to estimate our obligations.

(3)          Includes:

a.                 Obligations in respect of our workforce restructuring plans. The amount related thereto (€2,209 million) was recorded as a provision in our consolidated balance sheet as of December 31, 2005.

b.                Obligations assumed in connection with pensions and other post-employment benefits for an amount of €826 million that were recognized as provisions in our December 31, 2005 balance sheet.

c.                 Estimated future annual contributions to pension plans for 2006 (€45 million). It does not include any other future annual contributions to pension plans for subsequent years because we consider that such contributions are not contractual obligations as of December 31, 2005 in light of the fact that we have not committed to pay such amounts as of such date. Such contributions will be part of the remuneration of the employees as a component of their salaries and the final amount will depend on the evolution of the staff and their basic wages.

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

G.   [Reserved]

ITEM 6.                             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of the members of our Board of Directors at April 30, 2006, their current positions with us, the year they were appointed to the board, the year in which their current term expires and their principal positions outside Endesa.

Name	Position	Year First Appointed	Current Term Expires	Present Principal Occupations Outside Endesa
Manuel Pizarro Moreno(1)(2)	Chairman	1996; 2002(3)	2009	Deputy Chairman, Bolsa de Madrid; Deputy Chairman, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.
Rafael Miranda Robredo(1)(2)	Director and Chief Executive Officer	1997	2009	Chairman, Eurelectric
Alberto Alonso Ureba(1)(4)	Director	1998	2007	Director, Zeltia, S.A.; Director, Lazarejo, S.L., Director Neuropharma, S.A.
Miguel Blesa de la Parra (1)(5)	Director	2000	2009

Chairman, Caja Madrid; Chairman, Corporación Financiera Caja Madrid; Chairman, Fundación Caja Madrid; Chairman, Altae Banco; Deputy Chairman, Iberia, L.A.E., S.A.; Deputy Chairman Confederación Española de Cajas de Ahorro

José María Fernández Cuevas(1)(4)(6)	Director	1998	2007	Secretary Non-Director, CLINER, S.A.; Manager, Seguridad Vial ADA.
José Manuel Fernández-Norniella(1)(4)	Director	1998	2007	Director, Iberia, LAE, S.A.
Rafael González-Gallarza Morales(4)(7)	Director	1998	2007	Director, Pernod Ricard Paris, S.A.; Chairman, Prensa Malagueña, S.A.

Juan Ramón Quintás Seoane (4)(7)	Director	2004	2008

Chairman and Managing Director, Confederación Española de Cajas de Ahorro (CECA); Director, CASER Grupo Asegurador; Director, LICO Corporación, S.A.; Director, Ahorro Corporación ; Deputy Chairman, Agrupación Europea de Cajas de Ahorros; Member, Comisión Gestora del Fondo de Garantía de Depósitos en Cajas de Ahorro.

Francisco Javier Ramos Gascón(4)(6)	Director	2001	2009	Notary for Madrid; Director, Sociedad Rectora de la Bolsa de Madrid S.A; Chairman, Araluz de Inversiones, S.A. SICAV
Alberto Recarte Garcia-Andrade(4)(6)	Director	2005	2009

Deputy Chairman and Managing Director, CENTUNION, Española de Coordinación Técnica y Financiera, S.A.; Director, Caja de Madrid; Director, Corporación Caja de Madrid; Chairman, Libertad Digital Newspaper

Manuel Ríos Navarro (4)(7)	Director	1998	2007	Deputy Chairman and Managing Director, Industrias Peleteras, S.A., Inpelsa
Juan Rosell Lastortras (4) (7)	Director	2005	2009	Director, Aguas de Barcelona, S.A.; Director, Inmobiliaria Colonial, S.A.; Director, Applus Servicios Tecnológicos, S.L.
José Serna Masiá(4)(6)	Director	2000	2008	Notary for Barcelona.
Salvador Montejo Velilla(8)(9)	Secretary General and Secretary to the Board	1999

(1)          Member of the Executive Committee of the Board of Directors.

(2)          Director with a professional and permanent link to Endesa.

(3)          Date of appointment as Chairman of Endesa, S.A. by the Board of Directors.

(4)          Director with no professional link to Endesa and not appointed by a particular shareholder.

(5)          Director appointed as representative of Caja Madrid.

(6)          Member of the Audit and Control Committee.

(7)          Member of the Appointments and Compensation Committee.

(8)          Non-Director.

(9)          Secretary of the Executive Committee of the Board of Directors, the Audit and Control Committee and the Appointments and Compensation Committee

Those directors next to whose name footnote (4) appears, may only be reelected for two terms.

The following table sets forth the names of our executive officers, their current positions with us, the number of years at their positions, the number of years with the Endesa Group, their areas of experience at the Endesa Group and their business experience outside Endesa Group during the past five years. Each executive officer is appointed for an indefinite term.

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Manuel Pizarro Moreno	Chairman	5	10	Deputy Chairman and Director	Chairman, Ibercaja
Rafael Miranda Robredo	Chief Executive Officer	9	18	Chief Executive Officer
Salvador Montejo Velilla	General Secretary and Secretary to the Board	7	7
José Damián Bogas Gálvez	Executive Vice-President—Spain and Portugal	9	24	General management electricity business
Luis Rivera Novo	Executive Vice-President—Latin America	4	8	General management planning and resources
Jesús Olmos Clavijo	General Manager—Endesa Europa	2	25	Management in Chairman Office, International projects and technological development
Francisco de Borja Acha Besga	Senior Vice-President—Legal Affairs	8	8	Legal department
José Luis Palomo Álvarez	Chief Financial Officer	14	14	Chief Financial Officer

Carlos Torres Vila	Senior Vice-President Strategy	4	4	Strategy	Partner, McKinsey & Co.
Germán Medina Carrillo	Senior Vice-President—Human Resources	18	19	Human resources
Gabriel Castro Villalba	Senior Vice-President—Communication	8	8	Communications
Antonio Pareja Molina	Senior Vice-President—Services	2	19	General management planning and resources

B.   COMPENSATION

Board of Directors

Article 40 of Endesa’s Articles of Association provides that:

“The compensation of the Directors will consist of the following items: a fixed monthly fee and participation in profits. The aggregate annual compensation of the Board of Directors in respect of the foregoing items shall be 0.1 percent of consolidated profit, as approved by the Shareholders’ Meeting, provided that the Board of Directors may reduce this percentage in such fiscal years as it deems appropriate. The foregoing is without prejudice to the provisions of paragraph 3 of this Article with respect to attendance fees.”

“The Board of Directors shall make all determinations with respect to the distribution of said amount as between the foregoing items and as between Directors when, as and how it determines in its full discretion.”

“The members of the Board of Directors will also receive fees for meetings attended of the Board of Directors and any committees thereof. The amount of these fees will not exceed such amount as, in accordance with the preceding paragraphs, can be established within such limits.”

“The compensation contemplated in the preceding paragraphs for service as a Director shall be compatible with such other compensation as may be due to the Directors for any other executive or advisory functions that, as the case may be, he or she renders to the company beyond the supervisory and decision-making functions arising from their service as Directors, such other functions being subject to the legal requirements thereto applicable.”

“In accordance with section 130 of the Spanish Companies Law, Directors may receive compensation constituting participation in the company’s profits to the extent legal and statutory reserve requirements have been met and shareholders have been accorded a dividend of at least 4 percent of consolidated profit.”

Accordingly, Endesa’s directors receive compensation for their service on Endesa’s Board of Directors, and in some cases for their service on the board of directors of Endesa’s subsidiaries. In addition, directors that are also executive officers of Endesa receive compensation for their employment with the company.

In 2004 and 2005, Endesa’s directors received a fixed monthly fee amounting to €4,006.74 and an attendance fee of €2,003.37 for each meeting attended of the Board of Directors, the Executive Committee, the Nominations and Compensation Committee and the Audit and Control Committee.

The following charts set forth the compensation received by each member of the Board of Directors in 2004 and 2005:

Fixed Compensation

	2004		2005
Name	as Director	as Executive Officer	as Director	as Executive Officer
	(euro)		(euro)
Manuel Pizarro Moreno(1)	48,081	784,145	48,081	1,200,000
Rafael Miranda Robredo	48,081	712,860	48,081	1,080,000
Alberto Alonso Ureba	48,081	—	48,081	—
Miguel Blesa de la Parra	48,081	—	48,081	—
Rafael Español Navarro(2)	48,081	—	24,040	—
José María Fernández Cuevas	48,081	—	48,081	—
José Manuel Fernández Norniella	48,081	—	48,081	—
José Fernández Olano(2)	48,081	—	24,040	—
Rafael González-Gallarza Morales	48,081	—	48,081	—
Francisco Núñez Boluda(3)	48,081	—	48,081	—
José Luis Oller Ariño(2)	48,081	—	24,040	—
Juan Ramón Quintás Seoane(4)	—	—	—	—
Francisco Javier Ramos Gascón	48,081	—	48,081	—
Alberto Recarte García-Andrade(5)	—	—	28,047	—
Manuel Ríos Navarro	48,081	—	48,081	—
Juan Rosell Lastortras(5)	—	—	28,047	—
José Serna Masiá	48,081	—	48,081	—
	673,134	1,497,005	657,105	2,280,000
Total	2,170,139		2,937,105

(1)          In all Endesa group companies, the fixed salary of the executive chairman is 10 percent greater than the fixed salary of the chief executive officer.

(2)          Term expired on May 27, 2005.

(3)          Term expired on February 25, 2006.

(4)          Does not accept compensation other than attendance fees.

(5)          Joined the Board of Directors on May 27, 2005.

Variable Compensation

	2004		2005
Name	as Director	as Executive Officer	as Director	as Executive Officer
	(euro)		(euro)
Manuel Pizarro Moreno	14,806	560,429	14,806	829,323
Rafael Miranda Robredo(1)	14,806	596,173	14,806	711,272
Alberto Alonso Ureba	14,806	—	14,806	—
Miguel Blesa de la Parra(2)	—	—	—	—
Rafael Español Navarro(3)	14,806	—	14,806	—
José María Fernández Cuevas	14,806	—	14,806	—
José Manuel Fernández Norniella	14,806	—	14,806	—
José Fernández Olano(3)	14,806	—	14,806	—
Rafael González-Gallarza Morales	14,806	—	14,806	—
Francisco Núñez Boluda(4)	14,806	—	14,806	—
José Luis Oller Ariño(3)	14,806	—	14,806	—
Juan Ramón Quintás Seoane(5)	—	—	—	—
Francisco Javier Ramos Gascón	14,806	—	14,806	—
Alberto Recarte García.-Andrade(6)	—	—	—	—
Manuel Ríos Navarro	14,806	—	14,806	—
Juan Rosell Lastortras(6)	—	—	—	—
José Serna Masiá	14,806	—	14,806	—
Total	192,478	1,156,602	192,478	1,540,595
	1,349,080		1,733,073

(1)          The total variable compensation of Mr. Miranda was €640,191 in 2004 and €750,113 in 2005. These amounts have been reduced by €44,018 and €38,841, respectively, in respect of amounts received for attendance at meetings of the board of directors of Endesa subsidiaries.

(2)          Does not accept compensation other than fixed compensation and attendance fees.

(3)          Term expired on May 27, 2005.

(4)          Term expired on February 25, 2006.

(5)          Does not accept compensation other than attendance fees.

(6)          Joined the Board of Directors on May 27, 2005.

Attendance Fees
(for Endesa)

Name	2004	2005
	(euro)	(euro)
Manuel Pizarro Moreno	82,138	106,179
Rafael Miranda Robredo	82,138	106,179
Alberto Alonso Ureba	80,135	104,175
Miguel Blesa de la Parra	64,108	94,158
Rafael Español Navarro(1)	50,085	34,057
José María Fernández Cuevas	82,138	106,179
José Manuel Fernández Norniella	82,138	96,162
José Fernández Olano(1)	46,078	32,054
Rafael González-Gallarza Morales	42,071	54,091
Francisco Nuñez Boluda(2)	54,091	58,098
Juan Ramón Quintás Seoane	46,078	64,108
José Luis Oller Ariño(1)	56,094	36,061
Francisco Javier Ramos Gascón	56,094	60,101
Alberto Recarte García.-Andrade(3)	—	24,040
Manuel Ríos Navarro	50,084	54,091
Juan Rosell Lastortras(3)	—	20,034
José Serna Masiá	56,094	62,104
Total	929,564	1,111,871

(1)          Term expired on May 27, 2005.

(2)          Term expired on February 25, 2006.

(3)          Joined the Board of Directors as of May 27, 2005.

Attendance Fees
(for Subsidiary Companies)

Name	2004	2005
	(euro)	(euro)
Manuel Pizarro Moreno	—	—
Rafael Miranda Robredo	70,895	89,755
Alberto Alonso Ureba	—	—
Miguel Blesa de la Parra	—	—
Rafael Español Navarro(1)	22,038	31,778
José María Fernández Cuevas	35,887	21,136
José Manuel Fernández Norniella	37,703	43,118
José Fernández Olano(1)	20,034	30,288
Rafael González-Gallarza Morales	18,031	18,032
Francisco Nuñez Boluda(2)	20,034	18,030
Juan Ramón Quintás Seoane	—	—
José Luis Oller Ariño(1)	22,037	11,019
Francisco Javier Ramos Gascón	22,037	22,037
Alberto Recarte García.-Andrade(3)	—	8,013
Manuel Ríos Navarro	20,034	22,038
Juan Rosell Lastortras(3)	—	2,400
José Serna Masiá	22,037	22,037
Total	310,767	339,681

(1)          Term expired on May 27, 2005.

(2)          Term expired on February 25, 2006.

(3)          Joined the Board of Directors on May 27, 2005.

Other Compensation

Name	2004	2005
	(euro)	(euro)
Manuel Pizarro Moreno	5,271	4,444
Rafael Miranda Robredo	34,865	21,014
Rafael Español Navarro(1)	6,599	7,021
Total	46,735	32,479

(1)          Term expired on May 27, 2005.

Advances and Loans

Name	2004	2005
	(euro)	(euro)
Rafael Miranda Robredo(1)	495,379	435,379

(1)          These advances were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

Pension Fund Contributions

Name	2004	2005
	(euro)	(euro)
Manuel Pizarro Moreno	235,652	236,655
Rafael Miranda Robredo(1)	4,319,378	2,122,182

(1)          These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the required age and seniority criteria. Of the amounts stated for 2004 and 2005, €3,904,381 and €1,389,000, respectively, represent premiums paid to cover the company’s obligation to contribute to Mr. Miranda’s pension in future periods.

Life Insurance Premiums

Name	2004	2005
	(euro)	(euro)
Manuel Pizarro Moreno	46,253	119,509
Rafael Miranda Robredo	93,219	85,206
Other directors	85,994	120,798

In addition, Endesa has established an early retirement plan in which the chief executive officer participates under the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to the chief executive officer was €5,864,605 in 2004 and €10,369,336 in 2005. The amount of the Company’s contingent obligation to each employee under this plan is recalculated each year to reflect such employee’s then-current salary and decreases each year such employee remains with the company.

Executive Officers

General

Endesa’s compensation policy aims to be competitive with the leading companies in the energy sector in Spain and other countries in Europe. Pursuant to their contracts with the company, Endesa’s executive officers are generally entitled to receive fixed compensation, variable compensation and other benefits.

Endesa’s senior management consists of 10 executive officers in addition to Mr. Pizarro and Mr. Miranda (whose compensation and benefits are disclosed above under ‘‘—Board of Directors’’). These are:

Name	Title
Salvador Montejo Velilla	General Secretary and Secretary to the Board of Directors
José Damián Bogas Gálvez	Executive Vice President—Spain and Portugal
Luis Rivera Novo	Executive Vice President—Latin America
Jesús Olmos Clavijo	Executive Vice President—Europe
Francisco de Borja Acha Besga	Senior Vice President—Legal Advisor
José Luis Palomo Álvarez	Chief Financial Officer
Carlos Torres Vila	Senior Vice President—Strategy
Germán Medina Carrillo	Senior Vice President—Human Resources
Gabriel Castro Villalba	Senior Vice President—Communications
Antonio Pareja Molina	Senior Vice President—Services

The aggregate compensation of these 10 executive officers in 2005 and 2004 was as follows:

	2004	2005
	(euro)
Fixed compensation	3,311,430	3,860,276
Variable compensation	2,218,709	2,543,799
Board attendance fees	146,764	167,806
Other	195,537	156,575
Total	5,872,440	6,728,456

The aggregate other benefits received by these 10 executive officers in 2005 and 2004 were as follows:

	2004	2005
	(euro)
Advances(1)	1,196,217	1,196,217
Loans(2)	1,668,525	1,648,525
Pension contributions(3)	2,068,073	4,129,835
Life insurance premiums	218,480	367,494
Total	5,151,295	7,342,071

(1)          This figure represents outstanding advances owed to Endesa as of December 31, 2005. These advances, which bear no interest, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(2)          This figure represents outstanding loans owed to Endesa as of December 31, 2005. These loans, which bear interest at EURIBOR plus 0.5%, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(3)          This figure includes pension contributions made to cover the Company’s obligation to contribute to these executive officers’ pensions in future periods. These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the required age and seniority criteria.

In addition, Endesa has established an early retirement plan in which certain of its executive officers participate on the same terms as other employees of Endesa meeting the same age and seniority criteria. The amount of Endesa’s contingent obligation under such plan to certain of the 10 executive officers identified above was €5,857,669 in 2004 and €22,769,061 in 2005. The increase in 2005 relative to the previous year is due largely to a rise in the number of executive officers eligible for early retirement as of 2005. The amount of our contingent obligation to each employee under this plan decreases each year such employee remains with the Company.

Severance Arrangements with Executive Officers

Endesa has granted all of the executive officers referred to above identical “guarantee clauses,” which entitle the executive officer to a severance payment in the event his employment with Endesa is terminated as well as an additional payment as consideration for a non-competition covenant. We believe that these guarantee clauses are consistent with market practice among large publicly-traded companies in Spain. The guarantee clauses entitle the executive officer to receive a severance payment equal to three times his or her annual compensation (calculated as described below) in the event the employment relationship is terminated: (1) by mutual agreement between the executive officer and Endesa; (2) by a unilateral decision of the executive officer based on a gross and willful breach by Endesa of its obligations to the executive officer or a change in the executive officer’s position that renders it void of substance; or (3) by Endesa without cause.

For purposes of these guarantee clauses, annual compensation means the relevant officer’s fixed compensation in the then-current year plus the average of the officer’s variable compensation in the immediately preceding two years. The guarantee clauses provide that the executive officer is not entitled to any severance payment in the event the employment relationship is terminated by Endesa for cause or by the executive officer without cause. The guarantee clause also entitles the executive officer to receive an additional payment equal to his or her fixed compensation in the most recently completed fiscal year as consideration for the officer’s covenant not to compete with Endesa for two years following termination of employment. This additional payment is due regardless of the circumstances in which the executive officer’s employment is terminated.

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

The Board of Directors of Endesa, S.A., in addition to the bylaws described in more detail under “Additional Information—Memorandum and Articles of Association”, has adopted other regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are the following:

•       The Board Regulations, approved by the board on October 28, 2003.

•       The Internal Regulations on Conduct in Securities Markets, approved by the board on May 27, 2003.

•       The Rules on Corporate Integrity, approved by the board on March 25, 2003.

The Board Regulations regulate the organization and functioning of the Board of Directors in accordance with Article 36 of our bylaws. They are based on three concepts: promoting transparency in the conduct of our governing bodies and in all our activities, fostering effective business management and the assumption of responsibilities by senior management and the Board of Directors vís à vís our stockholders.

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

The Rules on Corporate Integrity, which comprise the Charter Governing Senior Management, the Charter Governing Executives and the Employees’ Code of Conduct, develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also establish the limitations and define the incompatibilities of our executives and senior executives arising from their status as such.

We believe that, as set out in the above regulations and rules, our core principles of transparency, respect for stockholders’ rights, the duty of care and loyalty of the directors and the establishment of rules for the functioning of the corporate bodies encourage stockholder participation in decision-making processes to the fullest extent permitted by applicable law.

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

Compliance with SEC Listing Standards Relating to Audit Committees

We have established those procedures required under Rule 10-A-3 of the Securities Exchange Act of 1934, including adoption of procedures whereby employees may confidentially and anonymously submit to an ethics mailbox concerns regarding questionable accounting or auditing matters, and procedures with respect to the receipt, retention and treatment of complaints received by Endesa regarding accounting, internal accounting controls or auditing matters. Additional procedures established in compliance with Rule 10-A-3 include authorization of the Audit and Control Committee to engage independent counsel and other advisers, and the establishment of appropriate funding therefor.

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

Independence of the Directors on the Board of Directors

Under the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such rule; however, under Spanish practice there are generally three types of directors: executive directors, directors dominicales appointed by an individual stockholder due to the size of its shareholding, and external directors. The Board of Directors of Endesa, S.A. has a majority of non-executive directors. We have not determined whether or not the directors on the Endesa, S.A. board would be considered independent under NYSE rules. We note, however, that 10 out of the 13 members of our Board of Directors are external in accordance with applicable corporate bylaws; that is, they do not have any professional link with Endesa, S.A. other than through their membership on the Board of Directors and they were not appointed by any particular shareholder due to the size of such shareholder’s interest in Endesa, S.A.

In addition, in light of the recommendations of the Aldama Committee and of the European Union with respect to external directors, our “type (b)” directors (external directors under our bylaws) have made formal declarations of adherence to the minimum principles set forth in these recommendations. Furthermore, the Board of Directors has made an express declaration that eight directors are independent.

Independence of the Directors on the Audit Committee

Under the NYSE corporate governance rules, as of July 31, 2005, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit and Control Committee of the Board of Directors of Endesa, S.A. is composed of four directors. The composition of the Audit and Control Committee is indicated in the initial table under “—Directors and Senior Management”. We have determined that (i) each member of the committee is independent in accordance with the definition of independence for Audit Committee membership under SEC rules and regulations and (ii) three of the committee’s four members are independent in accordance with Spanish practice.

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

Committees of the Board of Directors

The Audit and Control Committee

The Audit and Control Committee is composed of four directors. It performs, among others, the following functions:

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

José Serna Masiá was appointed chairman of this committee on May 12, 2006.

The composition of the Audit and Control Committee is indicated in the initial table under “—Directors and Senior Management”. See “Item 16.A Audit Committee Financial Expert” for additional information regarding the Audit and Control Committee.

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

Manuel Ríos Navarro was appointed chairman of this committee on May 12, 2006.

The composition of the Appointments (i.e., Nomination) and Compensation Committee is indicated in the initial table under “—Directors and Senior Management”.

D.              EMPLOYEES

At December 31, 2005, Endesa had 27,204 employees, which represents an increase of 0.2% from the number of employees at December 31, 2004. Of those employees, 12,734 were located in Spain and Portugal and 14,470 were located outside Spain and Portugal compared with 12,982 and 14,171, respectively, at December 31, 2004.

At December 31, 2005, there were two types of staff-reduction and workforce-rationalization procedures in progress:

(1)         Collective redundancy procedures approved by the former companies before the corporate restructuring in 1999. The employees were entitled, based on the collective redundancy procedure approved at each company, to take early retirement between the ages of 50 and 55, in the period from 1998 to 2005, and an extension to 2007 was approved. The total number of employees to whom these procedures apply is 4,908, substantially all of whom are no longer in the employment of the Group.

(2)         Voluntary redundancy plan approved in 2000. The employees are entitled to take voluntary redundancy at the age of 60, provided that they have reached the age of 50 before December 31, 2005, and that they have at least ten years of service at that date. Employees aged between 50 and 60 are also entitled to take voluntary redundancy provided that there is an agreement between the employee and the company concerned. The total number of employees to whom this plan applies is 4,659, of whom 1,600 are currently in pre-retirement.

The table below shows Endesa’s employment levels at the dates indicated. For a discussion of personnel costs, see “Item 5. Operating and Financial Review and Prospects”.

The following table sets forth the number of employees in and outside of Spain and Portugal at the dates indicated:

	At December 31,
	2004	2005
Total employees in Spain and Portugal	12,982	12,734
Total employees outside Spain and Portugal	14,171	14,470
Total	27,153	27,204

The increase in employees outside Spain was principally due to labor regularization in Argentina and Colombia and the number of special projects carried out in Chile and Brazil.

The following tables provide a breakdown of our employees by main category of activity and geographic distribution at December 31, 2005.

Employees in Spain and Portugal	Number
Managerial staff	436
Mid-level staff	6,003
Clerical staff and other workers	6,295
Total	12,734

Employees outside Spain and Portugal	Number
Managerial staff	297
Mid-level staff	3,594
Clerical staff and other workers	10,579
Total	14,470

Spain and Portugal

In Spain and Portugal, our non-management personnel are represented by a total of seven unions, three of which currently maintain general representation for 97% of our non-management employees. The three representative unions negotiate collective bargaining agreements relating to salary and benefits with companies belonging to the Endesa Group through negotiating committees composed of representatives of each such union. While we have experienced work stoppages for short periods of time, we have never experienced a work interruption having a material effect on our results of operations.

In May 2004, we signed a general framework collective bargaining agreement which applied to 20 of our subsidiaries, affecting a total of 13,176 employees. This agreement went into effect in the year 2003 and will expire on December 31, 2007.

For information with respect to our pension and benefit plans, see Notes 15 and 18 to our consolidated financial statements. Our pension and benefit plans are fully funded. As required by Spanish law, we transferred our pension and benefits plans to independent pension funds in 2002.

Italy

A collective bargaining agreement for electricity sector workers, which includes the employees at Endesa Italia, expired in July 2005. Negotiations are still ongoing between Assoelettrica and the workers’ unions, relating to economic and other issues. On February 3, 2005, Endesa Italia signed an agreement regarding performance rewards relating to the results of the company with its employees. The results of 2005 are in the evaluation phase. Endesa Italia is engaged in discussions under the direction of the Industry Minister (Ministero Attività Produttive) relating to rights to strike in the electricity sector.

Latin America

Our Latin American subsidiaries are party to various collective bargaining agreements.

Chile

Enersis is a party to two collective bargaining agreements that expire in June and December 2007, respectively. All collective bargaining agreements with employees of Chilectra took effect in December 2004 and are scheduled to expire in December 2008. Endesa-Chile signed an agreement with the engineers’ union in December 2003, which agreement will expire in December 2006. Our collective bargaining agreements with our electro-mechanical, technical and administrative personnel terminate in June and December 2008. In December 2004, we signed two collective bargaining agreements with the employees of CAM Chile, which will expire in December 2007 and December 2008, respectively, and we also have a collective bargaining agreement with Empresa Distribuidora de Productos Eléctricos S.A. (Diprel) that expired in December 2005. On January 1, 2006 we began negotiations for the renewal of Diprel agreement. As of the date of this report, negotiations are ongoing.

Argentina

In October 2004 we signed two collective bargaining agreements with the employees of Edesur. However, those agreements have not yet been registered with government authorities and are therefore not yet effective. We expect these agreements will be registered and become effective in 2006.

Costanera is also a party to two collective bargaining agreements. The first agreement was scheduled to be finalized in April 2005. Although the negotiation process has not begun, the parties are operating under the terms of the agreement. The second agreement, which had been scheduled to expire in October 2005, is currently under negotiation. In 2005, we updated the clauses of the latter agreement relating to the macroeconomic figures but retained other contractual terms.

Another collective bargaining agreement (El Chocon’s) has no fixed expiration date.

Brazil

Coelce is a party to a collective bargaining agreement that is scheduled to expire in October 2006. Cachoeira Dourada is a party to two collective bargaining agreements, both of which expire in April 2006 and 2007, respectively. Ampla is a party to collective bargaining agreements that are scheduled to expire in September 2007. These agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions. Brazilian law stipulates that collective bargaining agreements may not be for more than two years.

Colombia

Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement signed on September 21, 2005, that expires on December 1, 2007.

Peru

Edelnor is a party to three collective bargaining agreements that expire in December 2008. Edegel is a party to a collective bargaining agreement that expired in December 2005 but was renewed in January 2006.

E.               SHARE OWNERSHIP

None of our directors and executive officers beneficially owns ordinary shares representing one percent or more of our share capital. At April 30, 2006, the members of our Board of Directors directly owned an aggregate of 135,126 of our ordinary shares and indirectly owned an aggregate of 48,982 of our ordinary shares, representing a total of approximately 0.018% of our outstanding capital stock, as shown in the table below.

The following table sets forth individual ownership of Endesa Ordinary Shares as of April 30, 2006 by each member of the Board of Directors:

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
Manuel Pizarro Moreno(1)	100,004	—	100,004
Rafael Miranda Robredo(2)	7,585	—	7,585
Alberto Alonso Ureba	—	—	—
Miguel Blesa de la Parra(3)	600	—	600
José María Fernández Cuevas	—	—	—
José Manuel Fernández-Norniella	—	—	—
Rafael González-Gallarza Morales	3,300	—	3,300
Juan Ramón Quintás Seoane	1,525	—	1,525
Francisco Javiér Ramos Gascón	992	8,779	9,771
Alberto Recarte García.-Andrade	250	21,100	21,350
Manuel Ríos Navarro	3,889	8,583	12,472
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496
Total	135,126	48,982	184,108

(1)          Mr. Pizarro is a member of the Board of Directors as well as Executive Chairman of Endesa.

(2)          Mr. Miranda is a member of the Board of Directors as well as Chief Executive Officer of Endesa.

(3)          Mr. Blesa is also the executive chairman of Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which, as of March 21, 2006, beneficially owned 105,197,057 Endesa ordinary shares (or approximately 9.94% of Endesa’s total share capital).

The following table sets forth individual ownership of Endesa Ordinary Shares as of March 31, 2006 by each of Endesa’s executive officers (other than Mr. Pizarro and Mr. Miranda, whose share ownership is disclosed in the preceding table):

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
José Damián Bogas Gálvez	7,438	—	7,438
Luis Rivera Novo	3,015	—	3,015
Jesús Olmos Clavijo	7,108	—	7,108
José Luis Palomo Álvarez	8,300	—	8,300
Salvador Montejo Velilla	860	—	860
Francisco de Borja Acha Besga	1,000	—	1,000
Carlos Torres Vila	731	—	731
Germán Medina Carrillo	7,573	—	7,573
Gabriel Castro Villalba	4,479	—	4,479
Antonio Pareja Molina	4,479	—	4,479
Total	44,983	—	44,983

To the knowledge of Endesa, no director or executive officer of Endesa currently holds any options to purchase Endesa ordinary shares or Endesa ADSs.

ITEM 7.                             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

All shareholders have the same voting rights. In accordance with applicable Spanish law, the following have reported to the Comisión Nacional del Mercado de Valores (CNMV) that they beneficially own more than 5% of our share capital.

Title of Class	Identity of Person or Group	Number of Ordinary Shares Beneficially Owned	Percent of Class
Ordinary shares	Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid)	105,197,057	9.936%
Ordinary shares	Chase Nominees LTD(1)	60,683,704	5.732%
Ordinary shares	AXA(2)	56,646,095	5.350%
Ordinary shares	State Street Bank and Trust(3)	53,339,905	5.038%

(1)          On March 26, 2003, the financial institution Santander Central Hispano, S.A. notified the Spanish National Securities Market Commission, as a declarant with respect to Chase Nominees, Ltd., of a holding of 60,683,704 shares, equal to 5.732% of the Endesa’s ordinary share capital.

Chase Nominees, Ltd. is required to notify its holding in Endesa as a listed entity as a result of its participation as an interposed person (Article 3.1 of Royal Decree 377/1991) since it acts for the account of its customers, none of whom are in turn required to notify a significant holding in Endesa if regard is only had to the shareholding position the ownership of which Chase Nominees, Ltd. has on record.

(2)          On September 8, 2005, AXA, S.A. notified the Spanish National Securities Markets Commission of a significant holding of 56,646,095 shares of Endesa, representing 5.350% of Endesa’s ordinary share capital. This shareholding is divided up as follows: 4,639,809 shares (0.438%) directly held and 52,006,286 shares (4.912%) indirectly held, of which AXA IM directly owns 0.432%, AXA ROSENBERG 0.739% and ACM 3.741%.

(3)          On February 2, 2005, State Street Bank & Trust Co. notified the Spanish National Securities Markets Commission of a significant holding of 53,339,905 shares of Endesa, representing 5.038% of Endesa’s ordinary share capital. The financial institution is a party under an obligation to give legally required notice of significant holdings in Endesa, although since it owns the holding as an interposed person acting on behalf of its customers (Article 3.1 of Royal Decree 377/1991), State Street Bank & Trust Co. has, in its capacity as a custodian, given notice that none of its customers is, in turn, under an obligation to notify any significant holding since they do not possess holdings exceeding 5% or multiples thereof (customers not resident in tax havens) or exceeding 1% (customers resident in tax havens) in Endesa.

B.   RELATED PARTY TRANSACTIONS

We have not entered into any transactions with members of our Board of Directors, executive officers, senior management or any shareholders with representatives on our Board of Directors that are unusual in their nature or conditions or that are material to us.

In the ordinary course of our business, our principal shareholder, Caja Madrid, has extended loans, guarantees and other services to Endesa, S.A. and our affiliates. We believe that all such loans, guarantees and other services we have received have been entered into on arms-length terms and conditions.

In addition, in the ordinary course of our business, we have occasionally made loans to or guaranteed the obligations of companies not consolidated by us, but over which we have a significant influence. We believe that all such loans and guarantees have been entered into on arms-length terms and conditions. At December 31, 2005 we had €269 million outstanding under such loans. At December 31, 2005 we had guarantees outstanding of €187 million in respect of the obligations of such companies.

The aggregate amount of advances and loans granted to our executive officers (including executive officers who are also members of our Board of Directors) outstanding at December 31, 2005 was €3,280,121. Of this outstanding amount, €1,741,327 accrue interest at Euribor plus 0.5% and €1,538,794 are interest-free.

ITEM 8.                             FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 for our consolidated financial statements.

Legal Proceedings

In 2002, EdF International (“EdF”) commenced an action against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. before the Arbitration Court of the International Chamber of Commerce, Paris, France. EdF petitioned the court to require Endesa Internacional, S.A. to pay to it $256 million plus interest, a petition which was increased to $407 million, arising out of EdF’s purchase of the respective interests of Endesa Internacional and YPF, S.A. in two Argentine companies, Easa and Edenor. Endesa Internacional is contesting this claim and has counterclaimed in an amount of $58 million. The most recent hearing occurred in October 2005.

There are five court proceedings currently in progress against Endesa Distribución Eléctrica relating to forest fires in Cataluña, an administrative penalty for power cuts in Barcelona, and a contract dispute relating to the construction of electricity facilities in the Canary Islands. Our estimated aggregate liability under these claims, certain of which we may settle, is €61 million.

The Spanish State Auditing Agency issued an adverse report on certain subsidies received by Encasur. Depending on the outcome of discussions we are having with this agency, we may be required to repay grants amounting to approximately €37 million.

The reform of the Local Finances Law in Spain, effective from January 1, 2003, modified the air, surface and subsurface charge for occupying the local public domain and included electricity retailers as parties liable to pay this charge, even though electricity retailers do not own the electricity distribution systems occupying the local public domain. The Supreme Court confirmed that the electricity retailers were subject to such a charge even before the above-mentioned reform was adopted. The lawsuits total €7.4 million, although the maximum contingency in this respect amounts to €77.2 million.

SUNAT, the tax authority in Peru, has questioned the tax effects of the asset revaluation which took place in Endesa’s subsidiary Edegel S.A. (“Edegel”) as a result of its spinoff in 1996. With respect to the issues under discussion, Edegel obtained favorable court decisions at the two corresponding administrative tax courts (Tribunal Arbitral and Tribunal Fiscal). SUNAT has reviewed the asset valuations and issued revised assessments for the period 1996 to 2001. Edegel accepted the revised assessments in part and has paid 13 million Peruvian new sols (US$ 4 million). Edegel is appealing the remaining assessments totaling 106 million Peruvian new sols (approximately US$ 33 million). Our economic interest in Edegel is 13.78%.

The Brazilian Customs Administration (“DECEX”) has questioned the application of a special tax reduction for imported assets through the customs of the federal states of Rio de Janeiro and Rio Grande do Sul, previously awarded in 1998 to our subsidiary CIEN. At December 31, 2005, CIEN had provisions of €110 million in respect of federal taxes and related interest under discussion. On December 15, 2004, the tax authorities in Brazil ruled that CIEN is liable for 187 million Brazilian Reais (approximately US$ 87 million) for taxes, interest accrued and fines on account of the goods imported through the state of Rio de Janeiro, and such ruling has been appealed before the Administrative Court. We are awaiting final resolution of the administrative procedure.

Our Brazilian subsidiary Ampla Energía e Servicios, S.A. (“Ampla”, formerly known as Cerj) won an injunction in 1996 against the Federal Government of Brazil, which stated that Ampla was not obliged to pay the Contribuicao para o Financiamento da Seguridade Social (contributions to the social security system). This tax is based on revenues earned from the provision of electric power services. The Court of Appeal reaffirmed the prior court’s decision and stated it was final and in 1997 the Federal Government of Brazil brought an “Acao Rescisoria”. This is a special claim based on strict statutory authorization that allows the Court to nullify the prior final judgment and retry the case. After the favorable ruling by the Federal Court of Appeals of the Second Circuit—Rio de Janeiro, it is likely that the Federal Government will appeal it to the Supreme Court in Brasilia. The amount in dispute is approximately 406 million Brazilian Reais (US$ 187 million). No date has been scheduled for the decision.

Until December 31, 1996, we and our subsidiaries paid corporate income tax within the Consolidated Tax Group, whose controlling company is the Sociedad Estatal de Participaciones Industriales (“SEPI”). The corporate income tax law establishes that companies that leave the Group must apply deductions that have not been used by the Group in the manner and to the same extent as their contribution to the deductions. Pursuant to this provision, the Tax and Financial Inspector concluded that Endesa and Unión Eléctrica de Canarias, S.A. (Unelco) were entitled to take certain deductions in 1997 and thereafter in respect of certain investments that they made from 1992 to 1996. Nevertheless, subsequent to such resolution, and as a consequence of the audits conducted by SEPI, the Tax and Financial Inspector initiated proceedings on behalf of the SEPI Group in 1996 in respect of deductions taken in whole or in part by Endesa and Unelco that were generated by Endesa Group companies from 1992 to 1996. On June 14, 2001, the Ministry of Economy and Finance approved certain resolutions declaring unduly adverse the Tax and Financial Inspector’s conclusions in respect of Endesa’s and Unelco’s proceedings, whereby it recognized their right to apply the deductions generated in the aforementioned years. Proceedings for judicial review as a result of the aforementioned decisions were instituted at the National Appellate Court, which dismissed the tax authorities’ case. The tax authorities have appealed to the Spanish Supreme Court.

Separately, the Tax and Financial Inspector initiated proceedings against Endesa in which it challenged Endesa’s right to take certain deductions generated in 1992 to 1996. All of the assessments, except for one in which no decision has been rendered, have been adjudged null and void by the Central Economic-Administrative Tribunal.

Lastly, the National Appellate Court ruled null and void the SEPI assessment of 1996 in which the tax credits deductions were taken. SEPI has appealed this ruling with the Spanish Supreme Court.

The total amount of deductions at issue in the above proceedings is €136 million.

The Spanish tax authorities have challenged the applicability of certain tax incentives corresponding to the Endesa tax group, the maximum contingency for which amounts to €31 million.

In 2005 the Brazilian tax authorities notified Ampla of a tax assessment for 406 million Brazilian Reais (US$ 206 million). The authorities consider that the special tax regime, under which interest received by subscribers of Ampla’s 1998 fixed rate notes is exempt from tax in Brazil, is not applicable. Ampla has appealed this assessment.

Ampla is also awaiting a ruling by the Federal Court of Appeals of the Second Circuit—Rio de Janeiro, on its right to offset its tax liabilities on earnings generated from 1998 onwards with tax losses accrued in 1993, 1995 and 1996 without such offset being limited to the 30% of the period tax basis. The amount subject to discussion is 219 million Brazilian Reais (US$ 102 million).

Public Emergency and Regime Reform Law 25561, enacted by the Argentine authorities on January 6, 2002, rendered void certain conditions of the concession agreement of our subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to adapt them to the new regime.

Edesur did not renegotiate the agreement, prompting its Chilean corporate stockholders, subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes (“ICSID”). The arbitration is in progress, though in 2005 the parties negotiated an agreement which, if ultimately approved by the Argentine parliament and the Argentine government, could, if certain conditions are met, lead to the suspension of these arbitration proceedings.

Gas Natural SDG, S.A. has filed with the Barcelona Commercial Courts a statement of claim against Endesa and the members of our Board of Directors in which, among other matters, it alleges that certain decisions by Endesa violate Article 14 of the Royal Decree relating to Tender Offers, including the distribution of dividends arising from the divestiture in Auna, certain asset disposals and acquisitions (e.g., the ongoing process of the Dolna Odra acquisition and disposal of certain real estate assets) and our current advertising campaign.

On April 4, 2006, the Madrid Commercial Court No. 3 resolved, at our request, to suspend temporarily Gas Natural’s public tender offer for 100% of our capital stock, and also to suspend the effectiveness of a contract between Gas Natural and Iberdrola, S.A. relating to disposals of certain of our assets should Gas Natural acquire Endesa. Pursuant to the Law of Civil Judgment, we were required to present an estimate of the damages or losses we may incur or that may be incurred by the companies affected by the suspension. We were required to post €1,000 million as a bond relating to these possible damages or losses. Neither the estimate nor the amount of assets we have posted will determine the existence or quantity of eventual damages or losses that could be derived from this process.

Separately, Endesa has appealed the Spanish Council of Ministers’ antitrust authorization of the Gas Natural offer and has asked the Spanish Supreme Court to enjoin Gas Natural's offer. On May 10, 2006, Endesa was notified that the Spanish Supreme Court temporarily suspended the authorization until the Court considers Endesa's claim and renders a decision. The suspension of the offer is provisional, and we cannot determine if or when the Gas Natural offer will be permanently enjoined. As a condition to the suspension, a €1,000 million bond must be posted relating to possible damages or losses that may be incurred by the companies affected by the suspension, but the Spanish Supreme Court has accepted the bond already posted by Endesa with the Madrid Commercial Court No. 3 in Madrid provided that the bonding entities agree to extend the bond’s effects to the Spanish Supreme Court’s procedure. Neither the estimate nor the amount of assets posted will determine the existence or quantity of eventual damages or losses that could be derived from this process.

Our Board of Directors believes that the provisions recorded in our consolidated balance sheet are sufficient to cover probable or certain liabilities in connection with current litigation, arbitration proceedings and other transactions described above. In light of the nature of the risks covered by these provisions, it is not possible to determine with certainty our future liabilities with respect to these or other matters.

There are no other legal proceedings to which we are a party that are material to us. However, at December 31, 2005, we had a total provision of €5,097 million, of which €2,209 million relates to coverage for future liabilities related to our restructuring plans carried out as a consequence of the transition to a more competitive market, principally liabilities relating to the termination of certain categories of employees, and €826 million relates to coverage of pensions and similar obligations. Of the remaining amount, €1,650 million of the provision relates to other provisions, including litigation and termination benefits, and €412 million relates to facility closure costs.

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

We expect to apply a dividend policy that gives maximum priority to returns for our shareholders through the following criteria, provided that our financial figures enable application of this policy: growth of 12% in the dividend with a charge to ordinary activities and distribution of 100% of the gains obtained on the divestment of non-strategic assets.

Payment of a total gross dividend of €2.40 per share out of the profit for 2005 was approved at the Annual General Meeting held on February 25, 2006, resulting in a total dividend of €2,541 million. This payment is in line with the approved dividend policy, as it includes the total net gains obtained in 2005 on the sale of non-strategic assets, which totaled €1,341 million. The dividend proposed, after discounting the component derived from the net gains on asset sales, is 53.5% higher than that paid out of the profit for 2004.

The following table sets forth the interim, final and total dividends paid by Endesa per ordinary share in respect of each year indicated.

	euro per ordinary share
Year Ended December 31,	Interim	Final	Total	% Increase from Prior Year
2001	0.2640	0.4185	0.6825	5.0%
2002	0.2640	0.4185	0.6825	0.0%
2003	0.2640	0.4390	0.7030	3.0%
2004	0.2720	0.4662	0.7382	5.0%
2005	0.3050	2.0950	2.4000	225.1%

Our rate of income distribution was 79.9% in 2005 compared with 56.7% in 2004.

Dividends payable by Endesa to holders of our ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish withholding tax at the rate of 15%, subject to reduction pursuant to applicable tax treaties. See “Item 10. Additional Information—Taxation—Spanish Tax Consideration—Taxation of Dividends”.

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

The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ADS on the New York Stock Exchange.

	Per ADS
	High	Low
	(in U.S. dollars)
2001	19.44	14.70
2002:
First Quarter	15.84	14.37
Second Quarter	15.77	13.65
Third Quarter	14.40	8.77
Fourth Quarter	12.15	9.00
2003:
First Quarter	12.83	11.24
Second Quarter	17.12	12.54
Third Quarter	16.42	15.39
Fourth Quarter	19.10	15.43
2004:
First Quarter	20.44	17.28
Second Quarter	19.60	17.31
Third Quarter	19.38	17.95
Fourth Quarter	23.51	19.09
2005:
First Quarter	23.40	21.85
Second Quarter	22.92	21.63
Third Quarter	26.90	21.98
Fourth Quarter	28.26	24.08
Month ended October 31	27.01	24.37
Month ended November 30	28.26	24.08
Month ended December 31	26.65	25.26
2006:
First Quarter	33.64	26.30
Month ended January 31	28.84	26.30
Month ended February 28	33.63	28.72
Month ended March 31	33.64	31.76
Second Quarter
Month ended April 30	33.35	32.03
Month ended May 31 (through May 15)	34.33	33.02

At December 31, 2005, approximately 2.14% of our ordinary shares were held in the form of ADSs by 185 holders of record. The number of ADSs outstanding was 22,676,060 at December 31, 2005.

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

	Per Ordinary Share		Per Ordinary Share
	High	Low	High	Low
	(in euro)		(in U.S. dollars)
2001	20.26	16.05	18.63	14.60
2002:
First Quarter	17.86	16.46	15.55	14.41
Second Quarter	17.45	14.13	15.35	13.97
Third Quarter	14.62	8.95	14.43	8.78
Fourth Quarter	12.28	9.06	12.19	8.93
2003:
First Quarter	12.05	10.04	12.74	11.07
Second Quarter	14.88	11.46	17.28	12.50
Third Quarter	14.53	13.27	16.15	15.46
Fourth Quarter	15.34	13.06	19.03	15.42
2004:
First Quarter	16.18	14.01	19.96	18.38
Second Quarter	16.06	14.46	18.98	18.05
Third Quarter	15.68	14.57	19.47	18.09
Fourth Quarter	17.29	15.27	23.41	20.67
2005:
First Quarter	18.05	16.74	15.24	14.13
Second Quarter	19.41	16.63	16.39	14.04
Third Quarter	22.30	17.96	18.82	15.16
Fourth Quarter	22.78	20.20	19.23	17.05
Month ended October 31	22.78	20.20	27.32	24.23
Month ended November 30	22.26	20.38	26.24	24.03
Month ended December 31	22.44	21.47	26.57	25.42
2006:
First Quarter	28.35	21.70	33.86	26.38
Month ended January 31	23.70	21.70	28.81	26.38
Month ended February 28	28.35	24.20	33.81	28.86
Month ended March 31	27.89	26.54	33.86	32.22
Second Quarter
Month ended April 30	27.20	26.32	34.34	33.23
Month ended May 31 (through May 15)	26.86	26.28	34.62	33.87

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

At December 31, 2005, there were 113 companies listed with shares traded through the Automated Quotation System. The total market capitalization of these companies at December 31, 2005 was approximately €855,310 billion (US$ 722,024 billion) and their reported trading volume for the year ended December 31, 2005 was €848,209 billion (US$ 716,029 billion).

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

Trading by Endesa and its Subsidiaries in Endesa Ordinary Shares

The Spanish Corporations Law dated December 22, 1989 (the “Spanish Corporations Law”) prohibits the purchase by Endesa and its subsidiaries of Endesa ordinary shares in the secondary market except in limited circumstances. Such a purchase of ordinary shares must be authorized by the general meeting of stockholders of Endesa and, in the case of a purchase of Endesa ordinary shares by a subsidiary of Endesa, also by a general meeting of shareholders of the subsidiary. The ordinary shares so purchased have no economic or voting rights while held by the Endesa Group and have no voting rights while held by Endesa’s subsidiaries. The purchaser must create reserves equal to the purchase price of any Endesa ordinary shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company. The total number of Endesa ordinary shares held by Endesa and its subsidiaries may not exceed 5% of the total capital of the Endesa Group. At December 31, 2005, as well as December 31, 2004 the balance of our owned ordinary shares was zero. See Note 13.1 to our consolidated financial statements for information relating to transactions by Endesa in its own ordinary shares.

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

General

The issued capital of Endesa at December 31, 2005 was €1,270,502,540.40 divided into a single series of 1,058,752,117 ordinary shares in book-entry form, with a nominal value of €1.20 each. All of the ordinary shares are fully paid and non-assessable. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth under “—Foreign Investment and Exchange Control Regulations.”

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

Directors

All members of the Board of Directors are elected by our shareholders at the annual general meeting of shareholders to serve four-year terms. After the initial four-year term, they may be re-elected for periods of an equal term, save in the case of external directors (“type b” in our bylaws), who may only be re-elected for one additional second term.

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

At the general meeting of shareholders of May 12, 1998, the shareholders passed a resolution to limit the voting rights attaching to the ordinary shares such that the shareholders shall have the right to one vote for each ordinary share which they own or represent, except that no shareholder may exercise a number of votes which exceeds the number of votes which corresponds to 10% of the total capital stock with voting rights existing from time to time even though the number of ordinary shares held by such shareholder exceeds 10% of the capital stock of Endesa. This limitation applies to the number of votes cast by any two shareholding companies which belong to the same group of companies or to any two or more shareholding companies which are controlled by any one shareholder, whether the ordinary shares held by such companies are issued jointly or separately. In spite of the limitations on voting rights, all of the ordinary shares belonging to one holder, or to one group of companies or to one person and the companies which such person controls will be included together for the purpose of establishing whether a quorum is present for the carrying on of business at any general shareholders’ meeting. Modification or removal of such limitations requires a favorable vote of more than 50% of the outstanding capital stock of the company.

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

In November 2005 the Spanish government presented a bill to the Spanish parliament which, if passed, would abolish the above regulation.

Also, in February 2006 the Spanish government passed Royal Decree-Law 4/2006, ratified by the Spanish parliament on February 24, 2006. This law modifies the duties of the CNE, specifically, its fourteenth duty delineated in the Law of the Hydrocarbon Sector. The CNE now has the power to authorize, among other things, a takeover of a regulated company by a third party. See “Item 4. Information on the Company—Regulation—Royal Decree-Law 4/2006”.

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

None.

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

•       a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; or

•       an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.

The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and your ownership of Endesa ADSs or ordinary shares is not effectively connected with a permanent establishment or fixed base in Spain.

You should consult your own tax adviser regarding the particular tax consequences to you of owning and disposing of Endesa ADSs or ordinary shares, including your eligibility for the benefits of the treaty for the avoidance of double taxation between Spain and the United States (the “Treaty”), the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

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

Spanish Inheritance and Gift Taxes

Transfers of ordinary shares or ADSs on death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident in Spain for tax purposes, or if the ordinary shares or ADSs are located or exercisable in Spain at the time of death or gift, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals.

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 35% tax rate on the fair market value of the ordinary shares as a capital gain. If the donee is a

U.S. corporation, the exclusions available under the Treaty described in the section “Taxation of Capital Gains” above will generally be applicable.

Expenses of Transfer

Transfers of ADSs or ordinary shares will be exempt from any transfer tax or value-added tax. Additionally, no stamp duty will be levied on such transfers.

United States Tax Considerations

General

The following describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Endesa ADSs or ordinary shares by the U.S. persons described herein. The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed regulations, published rulings and court decisions, as well as on the Treaty, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

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

•       U.S. holders that have an office or other fixed place of business or “tax home” outside the United States;

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

Ownership and Disposition of Endesa ADSs or Ordinary Shares

Taxation of Dividends

Distributions (other than certain pro rata distributions of ordinary shares) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Spanish income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to applicable limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to noncorporate holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

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

Subject to generally applicable limitations and restrictions that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your U.S. federal income tax liability for Spanish income taxes withheld by us. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. The rules governing foreign tax credits are complex and, therefore, we urge you to consult your tax adviser to determine whether and to what extent a foreign tax credit would be available to you. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Sale or Exchange

Upon a sale or exchange of Endesa ADSs or ordinary shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the ADSs or ordinary shares. This gain or loss will be long-term capital gain or loss if your holding period in the ADSs or ordinary shares exceeds one year. Any gain or loss generally will be U.S. source gain or loss. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

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

Backup Withholding and Other Reporting Requirements

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Any amounts withheld under the backup withholding rules may be refunded (or credited against the beneficial owner’s U.S. federal income tax liability, if any), provided that the required information is furnished to the Internal Revenue Service.

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

I.   SUBSIDIARY INFORMATION

Not applicable

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

In 2002, we formally approved our Global Risk Management Policy that establishes the principles governing, and corporate body responsible for, the management and control of risks. This policy is applicable to each of the companies that are majority-owned, controlled or managed by Endesa. The policy includes the establishment of the Risk Management Committee responsible for defining our global risk management policies and establishes the limits on levels of risk for Endesa’s businesses and corporate bodies. Previously, our business and corporate bodies applied specific risk management policies, which are now fully coordinated by our Global Risk Management Policy.

All of our derivative financial instruments are entered into for hedging purposes. We do not use derivative financial instruments for speculative purposes.

Interest Rate Risk

Our objective in managing interest rate risk is to maintain a balance of fixed and variable debt that will lower our overall borrowing costs within reasonable risk parameters over a multi-year period. We use interest rate swaps and options to convert a portion of our debt portfolio from a floating rate to a fixed rate or from a fixed rate to a floating rate.

The structure of our debt at December 31, 2005, distinguishing between fixed- and floating-rate debt, was as follows:

	Fixed rate	Floating rate	Total
	(millions of euro)
Bonds and debentures	9,373	752	10,125
Commercial paper	42	1,659	1,701
Bank debts and other debts	894	5,122	6,016
Total	10,309	7,533	17,842

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

Foreign Currency Translation

Many of our subsidiaries are located outside the euro zone (principally in Latin America), and their functional currency is their respective local currency. Because our reporting currency is the euro, the income statements of these subsidiaries are translated into euro for inclusion of the results of these subsidiaries in our consolidated financial statements. Period-to-period changes in the average exchange rate for a particular country’s currency can significantly affect the translation into euro of both revenues and operating income denominated in such currency. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to these investments, and the tables below do not indicate the extent to which we would be affected by such fluctuations. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in our equity position.

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

We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. At December 31, 2005, the fair value of our fuel oil purchases hedge position was positive €24 million. This amount is not necessarily indicative of the value realized when such contracts settle.

We are also subject to commodity price risk in connection with our energy trading activities, which we engage in mainly to hedge our exposure to commodity price risk and to fix the selling price of our electricity sales to final customers in Europe (outside Spain). However, this risk was not material in 2004 or 2005 because these activities were not significant. At December 31, 2005, the fair value of our trading portfolio (which includes purchases and sales of electricity) was €3 million.

Equity Price Risk

We hold investments in equity securities. These securities are subject to risks due to changes in the market values of such securities. We record such investments on our consolidated balance sheet depending on the category of the investment:

•       Held-to-maturity investments: investments that we have the intention and ability to hold to the date of maturity, which are also measured at amortized cost.

•       Financial assets at fair value through profit or loss: these include the held-for-trading financial assets and financial assets that are managed and assessed at fair value.

•       Available-for-sale financial assets: these are the other financial assets that do not fall into the aforementioned categories, which relate substantially in full to equity investments . These assets are recognized in the consolidated balance sheet at fair value when fair value can be determined reliably. Since it is usually not possible to determine reliably the fair value of investments in companies that are not publicly listed, when this is the case, such investments are measured at acquisition cost or at a lower amount if there is evidence of impairment.

•       Investments in companies over which we have joint control with another company or over which we have significant influence are accounted for using the equity method. In general, significant influence is presumed to exist when the Group has an ownership interest of over 20%. The equity method consists of recognizing the investment in the consolidated balance sheet at the Group’s share of net assets of the investee, adjusted, if appropriate, by the effect of transactions with the Group, plus the unrealized gains relating to the goodwill paid on acquisition of the company.

We classify as non-current assets held for sale property, plant and equipment, intangible assets or investments under the heading “Investments Accounted for Using the Equity Method” for which, at the date of the consolidated balance sheet, active measures had been initiated to sell them and the sale is expected to have been completed within 12 months from that date. These assets are measured at the lower of carrying amount and fair value less costs to sell.

We do not use derivative instruments, such as forward contracts, option contracts, interest rate swaps and forward rate agreements, to manage these market risks, nor do we hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Sensitivity Analysis

The following tables provide information on our financial instruments at December 31, 2005 and at December 31, 2004 that are sensitive to interest rate fluctuations and include debt instruments, interest rate swaps and options. For debt commitments, the tables present the main cash flows and the resulting average weighted interest rates calculated by expected maturity date. For swaps, the tables present the notional amounts and the resulting weighted interest rates in accordance with the expected maturity. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement.

All existing financing and derivatives operations at December 31, 2005 and at December 31, 2004 are described below, broken down by applicable currencies, type of financing and interest rate benchmarks. Average weighted interest rates are expressed as a margin applied to the benchmark rate indicated (weighted average spread shown in the tables). The information additionally presents the equivalent amount in euro to the corresponding interest rate compounded by the benchmark rate and the weighted average spread. The exchange rates are those set by the European Central Bank as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear both in tables under the heading “Interest Rate Sensitivity” and in the tables under the heading “Exchange Rate Sensitivity”.

The following symbols explain certain abbreviations used in the following tables:

EQL	Equity link (Equity portfolio index)
TAB	Banking Active Rate—Chile
CDI	Certificate of banks deposit rate—Brazil
DTF	Fixed terms deposit rate—Colombia
VAC	Constant purchase value (inflation index)—Peru
TJLP	Long term official interest rate—Brazil
CF BIRF	World Bank cost of funds—World Bank
FINEL	Index of Brazilian institution FINEL
TR	Rate of reference for public debt—Brazil
IGPM	Market prices general index—Brazil
EIB	European Investment Bank
MTN	Medium Term Note

INTEREST-RATE SENSITIVITY

December 31, 2005

		Maturity Dates							Fair Value at December 31,
Debt	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	27	108	2	52	1,052		1,240	1,240
Weighted average spread—Euribor		0.2%	0.4%	0.1%	0.5%	0.2%
Structured loans	EURO		141	30	62	240		473	473
Weighted average spread—Euribor			0.3%	0.3%	0.4%	0.4%
EIB loans	EURO		87	87	87	138	458	856	856
Weighted average spread—Euribor			0.2%	0.2%	0.2%	0.2%	0.2%
Credits	EURO	56	10		24	1,476		1,566	1,566
Weighted average spread—Euribor		0.4%	0.3%		0.1%	0.2%
Project financing	EURO	31	18	18	17	16	96	198	198
Weighted average spread—Euribor		1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Loans and Reciprocal Credits	EURO	1	0					1	1
Weighted average spread—Euribor		0.0%
MTN	EURO					142	186	328	328
Weighted average spread—Euribor						0.3%	0.8%
MTN	EURO		80					80	80
Weighted average spread—EQL			0.0%
MTN	EURO					10	15	25	26
Weighted average spread—IRS—Euro						-0.6%
MTN	EURO						15	15	17
Weighted average spread—IRS—GBP							0.0%
Official Euro loans	EURO	1	1	1				3	2
Weighted average spread—Euribor		0.9%	0.9%	0.9%
MTN	EURO						90	90	101
Weighted average spread—IPC LINK							0.0%
Commercial paper	EURO	489				632		1,121	1,123
Weighted average spread—Euribor		0.0%				0.0%
Other	EURO						1,419	1,419	1,500
Weighted average spread—Euribor							0.0%
Bank loans	USD	95	13	137	27	131	16	419	476
Weighted average spread—Libor		1.5%	3.1%	1.9%	2.3%	0.9%	3.1%
EIB loans	USD		59	63	18	188	30	358	362
Weighted average spread—Libor			0.8%	0.8%	1.6%	0.2%	0.5%
Project financing	USD	13	13	13	13	13	20	82	104
Weighted average spread—Libor		4.0%	4.6%	5.4%	6.8%	9.3%	14.7%
MTN	USD				8			8	10
Weighted average spread—Libor					1.8%
Debenture	USD	13						13	8
Weighted average spread—Libor		2.0%
Supply financing	USD	3	2					4	5
Weighted average spread—Libor		2.3%	2.3%
MTN	CZK			17				17	17
Weighted average spread—Pribor				0.2%
Local bonds	BRL			104				104	116
Weighted average spread—CDI				1.2%
Local bonds	BRL	4	4	4	4	4	8	26	29
Weighted average spread—CDI		116.0%	116.0%	116.0%	116.0%	116.0%	116.0%
Local bonds	BRL					40		40	45
Weighted average spread—FINEL-IGPM						11.4%
Bank loans	BRL	3	22		25			49	72
Weighted average spread—CDI		1.9%	1.9%		1.5%
Bank loans	BRL		11					11	11
Weighted average spread—CDI			108.0%
Bank loans	BRL		3	3	14	39	4	61	63
Weighted average spread—FINEL-IGPM			11.6%	11.6%	11.6%	11.7%	11.7%
Project financing	BRL						59	59	41
Weighted average spread—CDI							87.0%
Project financing	BRL	4.7%	4.7%	5.0%
Weighted average spread—FINEL-IGPM		36	25	34	27	17	3	140	144
Official loans	BRL	1.9%	2.2%	2.5%	2.8%	3.6%	6.3%
Weighted average spread—TJLP-TR-IGPM
Bank loans	Other Currencies	62	22	0				84	87
Weighted average spread—DTF-VAC-CF		5.1%	4.9%	7.2%
Bonds	Other Currencies	18	17		106		1	140	150
Weighted average spread—DTF-VAC-CF		2.7%	2.8%		3.0%		1.1%
TOTAL FLOATING		866	650	528	479	4,136	2,415	9,075	9,301

INTEREST-RATE SENSITIVITY
December 31, 2005

		Maturity Dates							Fair Value at December 31,
Debt	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euro, except rates)
FIXED RATE DEBT
Debentures	EURO					42		42	42
Weighted average interest rate						13.9%
Debt instruments	EURO				500			500	534
Weighted average interest rate					4.2%
Loans	EURO	433	80			40		553	571
Weighted average interest rate		4.1%	7.6%			3.4%
MTN	EURO				1,005	1,250	1,454	3,709	4,161
Weighted average interest rate					4.7%	5.5%	5.6%
Other	EURO	154	149	140	131	65	80	719	772
Weighted average interest rate		5.0%	5.0%	5.0%	5.1%	4.6%	6.6%
MTN	GBP						584	584	656
Weighted average interest rate							6.1%
Bank loans	USD	29	30	21	4	1	7	91	92
Weighted average interest rate		7.2%	7.1%	6.9%	5.9%	6.0%	6.0%
Supplier loans	USD	28	24	22	15	15	14	117	123
Weighted average interest rate		7.4%	7.4%	7.4%	7.4%	7.4%	7.4%
Project financing	USD	27	25	24	24	18	35	152	154
Weighted average interest rate		6.1%	6.1%	6.2%	6.1%	6.0%	6.0%
MTN	USD				297		487	784	808
Weighted average interest rate					6.0%		5.4%
International bonds	USD	434	10	318	524	6	1,247	2,538	2,740
Weighted average interest rate		7.8%	7.9%	7.9%	7.7%	7.8%	7.9%
Local bonds	USD	25	50		8		17	98	97
Weighted average interest rate		7.8%	7.5%		5.3%		6.1%
Leasing	USD	1	1	1	1	1	35	40	35
Weighted average interest rate		6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
MTN	JPY	36		58			22	115	113
Weighted average interest rate		0.7%		1.1%			1.5%
Local bonds	CLP-UF	187	3	4	4	132	206	535	579
Weighted average interest rate		5.8%	5.6%	5.6%	5.6%	5.6%	6.1%
Project financing	BRL	4	5	4	4	4	27	47	41
Weighted average interest rate		9.6%	9.8%	10.1%	10.3%	10.7%	11.1%
Local bonds	BRL	21	7	3	3	3	9	45	42
Weighted average interest rate		9.1%	8.2%	8.6%	8.7%	8.8%	8.8%
Bank loans	Other Currencies	25	25					49	50
Weighted average interest rate		6.6%	6.0%
Bonds	Other Currencies	142	15	31	54	60	333	634	701
Weighted average interest rate		6.3%	6.2%	6.2%	6.2%	6.1%	6.0%
Other debt	Other Currencies	7	3	3	3	3	1	19	21
Weighted average interest rate		4.5%	1.8%	1.8%	1.8%	1.8%	1.8%
TOTAL FIXED		1,549	423	629	2,574	1,639	4,553	11,368	12,331
TOTAL FIXED + FLOATING		2,415	1,073	1,157	3,054	5,775	6,968	20,443	21,631

INTEREST-RATE SENSITIVITY

December 31, 2005

		Maturity Dates							Fair Value at December 31,
	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro
From variable to fixed		547	328	110	1,229	99	3,708	6,022	(222)
Spread received—Euribor	EUR	0.00%	0.11%	0.00%	0.03%	0.00%	0.13%
Rate paid	EUR	3.59%	3.56%	3.69%	4.33%	4.29%	3.96%
From fixed to floating		958	67	174	1,404	40	122	2,766	300
Rate received	EUR	4.80%	6.23%	6.74%	5.02%	3.37%	6.15%
Spread paid—Euribor	EUR	0.70%	0.09%	-0.04%	0.08%	0.16%	0.42%
From floating to floating		240	75	30				346	2
Spread received—Euribor	EUR	0.35%	0.28%	0.30%
Spread paid—Euribor	EUR	-0.10%	-0.10%	-0.10%
From floating to floating			80					80	0
Spread received—EQL	EUR		0.00%
Spread paid—Euribor	EUR		0.25%
From floating to floating						90		90	11
Spread received—IPCL	EUR					0.00%
Spread paid—Euribor	EUR					0.16%
From floating to floating						10	15	25	1
Spread received—IRS Euro	EUR					-0.61%	0.00%
Spread paid—Euribor	EUR					0.28%	0.34%
From floating to floating							15	15	2
Spread received—IRS GBP	EUR						4.50%
Spread paid—Euribor	EUR						0.10%
Interest Rate Swap in Foreign Currency
From fixed to floating		42	50	59	5	6	37	199	2
Spread received—Libor	USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	4.11%	4.17%	4.31%	4.69%	4.69%	4.69%
From fixed to floating
Rate received	USD
Spread paid—Euribor	USD
From fixed to floating
Rate received	CHF
Spread paid—Libor	CHF
From floating to floating
Spread received—%CDI	BRL
Spread paid—%CDI	BRL
From floating to floating
Spread received—Libor	USD
Spread paid—Libor	USD
From floating to fixed
Spread received—Libor	EURO
Rate paid	JPY
From floating to floating
Spread received—Euribor	EURO
Spread paid—Libor	USD
From floating to floating		78						78	5
Spread received—Libor	USD	-0.01%
Spread paid—Euribor	EUR	0.06%
From floating to floating
Spread received—EQL	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—Libor	GBP
Spread paid—Euribor	EUR
From fixed to fixed		38	38	38				114	(11)
Rate received	USD	4.08%	4.08%	4.08%
Rate received	EUR	4.38%	4.38%	4.38%
From fixed to fixed							624	624	(86)
Rate received	GBP						6.13%

Rate received	EUR						6.02%
From floating to floating
Spread received—Libor	CHF
Spread paid—Euribor	EUR
From fixed to floating					319		465	784	11
Rate received	USD				6.00%		5.41%
Spread paid—Euribor	EUR				0.12%		0.43%
From fixed to floating
Rate received	CZK
Spread paid—Euribor	EUR
From floating to floating				17				17	1
Rate received—Pribor	CZK			0.23%
Spread paid—Euribor	EUR			0.29%
From fixed to fixed		83					500	583	(172)
Rate received	USD	6.90%					7.39%
Rate paid	UF	5.27%					6.62%
From fixed to floating		43	1	1				45	(15)
Rate received	USD	5.49%	5.50%	5.50%
Spread paid—% CDI	BRL	88.19%	103.80%	103.80%
From fixed to floating		0	8					8	(4)
Rate received	USD	7.48%	7.48%
Spread paid—CDI	BRL	3.25%	3.25%
From fixed to floating			3	3	3	3		10	(1)
Rate received	USD		6.35%	6.35%	6.35%	6.35%
Spread paid—IGPM	BRL		11.40%	11.40%	11.40%	11.40%
From fixed to floating		49		74			22	144	(33)
Rate received	JPY	0.70%		1.07%			1.51%
Spread paid—Euribor	EUR	0.32%		0.35%			0.25%
From floating to fixed		42						42	(21)
Spread received	USD	1.50%
Rate paid	UF	5.31%
From floating to floating
Spread received—Libor	USD
Spread paid—CDI	BRL
EXCHANGE RATE FORWARDS
Forward	EUR/USD	243	15	0	0	0	0	258	(3)
Forward	CLP/USD	0	0	0	0	0	0	0	(0)
INTEREST RATE OPTIONS COLLAR		102	14	75	100		100	391	(2)
Buy CAP—Euribor	EUR	4.52%	6.00%	3.44%	5.40%		5.25%
Sell Floor—Euribor	EUR	2.04%	3.50%	2.15%	2.45%		3.04%
CAP							1,500	1,500	5
Buy CAP—Euribor	EUR						5.42%
Sell CAP—Euribor	EUR						6.82%
Exchange rate COLLAR		71			50	33		154	(0)
Buy CAP—Libor	USD	5.50%			5.50%	5.50%
Sell Floor—Libor	USD	3.50%			4.10%	4.51%
TOTAL		2,536	680	581	3,110	281	7,108	14,296	(228)

INTEREST-RATE SENSITIVITY
December 31, 2004

		Maturity Dates							Fair Value at December 31,
Debt	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total	2004
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	EURO	303	604	147	38	87	2	1,179	1,179
Weighted average spread—Euribor		0.3%	0.3%	0.4%	0.4%	0.4%	0.4%
Structured loans	EURO		240	141	30			412	412
Weighted average spread—Euribor			0.4%	0.3%	0.3%
EIB loans	EURO	38	51	87	87	87	245	594	594
Weighted average spread—Euribor		0.4%	0.4%	0.4%	0.4%	0.4%	0.4%
Credits	EURO	32	107	4	1,070			1,213	1,213
Weighted average spread—Euribor		0.4%	0.4%	0.4%	0.4%
Project financing	EURO	16	10	13	14	13	62	128	128
Weighted average spread—Euribor		0.9%	0.9%	0.9%	0.8%	0.8%	0.8%
MTN	EURO		142				150	292	292
Weighted average spread—Euribor			0.1%				0.9%
MTN	EURO			80				80	80
Weighted average spread—EQL				0.0%
MTN	EURO						25	25	25
Weighted average spread—IRS—Euro							(0.2)%
MTN	EURO						15	15	15
Weighted average spread—IRS—GBP							0.0%
MTN	EURO						90	90	90
Weighted average spread—IPC LINK							0.0%
Commercial paper	EURO	1,659						1,659	1,659
Weighted average spread—Euribor		0.0%
Bank loans	USD	233	45	29	274	200	48	829	829
Weighted average spread—Libor		0.6%	0.8%	0.6%	0.4%	0.4%	0.7%
EIB loans	USD	37	149	37	37	5	23	288	288
Weighted average spread—Libor		0.2%	0.0%	0.2%	0.2%	0.0%	0.0%
MTN	USD					7		7	7
Weighted average spread—Libor						1.8%
Credits	JPY				46			46	46
Weighted average spread—Libor					0.4%
Bank loans	JPY	1						1	1
Weighted average spread—Libor		0.8%
MTN	CZK				16			16	16
Weighted average spread—Pribor					0.2%
Commercial paper	GBP	1						1	1
Weighted average spread—Libor		0.8%
Local debentures and bonds	BRL	19	37	24				80	80
Weighted average spread—CDI		4.0%	4.0%	4.0%
Local debentures and bonds	BRL	3	3	3	3	3	10	25	25
Weighted average spread—CDI		116.0%	116.0%	116.0%	116.0%	116.0%	116.0%
Bank loans	BRL	81	15	32	41	19	20	208	208
Weighted average spread—CDI+		2.0%	1.7%	1.8%	1.9%	1.1%	1.0%
Bank loans	BRL	14	10	14		8	17	62	62
Weighted average spread—CDI*		86.5%	87.0%	87.0%		87.0%	87.0%
Bank loans	Other Currencies	124	21	18			0	164	164
Weighted average spread—DTF—VAC—CF		1.9%	4.4%	4.8%			4.8%
Debentures and bonds	Other Currencies		11	20		89		120	120
Weighted average spread—DTF—VAC—CF			3.0%	3.0%		3.0%
TOTAL FLOATING		2,560	1,445	648	1,655	518	707	7,533	7,533

INTEREST-RATE SENSITIVITY
December 31, 2004

		Maturity Dates							Fair Value at December 31,
Debt	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total	2004
	(millions of euro, except rates)
FIXED RATE DEBT
Structured loans	EURO					62		62	71
Weighted average interest rate						5.7%
Commercial paper	EURO		42					42	41
Weighted average interest rate			13.9%
Notes	EURO				500			500	542
Weighted average interest rate					4.2%
Loans	EURO		433					433	453
Weighted average interest rate			4.1%
MTN	EURO	700	1,250	30		1,005	1,417	4,402	4,941
Weighted average interest rate		5.1%	5.5%	5.3%		4.7%	5.8%
MTN	GBP						567	567	671
Weighted average interest rate							6.1%
Bank loans	USD	69	29	59	30	24	98	310	329
Weighted average interest rate		7.3%	7.5%	6.5%	5.9%	5.9%	5.6%
MTN	USD					257		257	287
Weighted average interest rate						6.0%
International debentures and bonds	USD		330		294	294	1,646	2,564	2,798
Weighted average interest rate			7.8%		7.9%	8.0%	7.2%
Local debentures and bonds	USD	15	22	44		7		88	95
Weighted average interest rate		8.2%	8.1%	7.9%		3.8%
MTN	JPY		36		57			93	93
Weighted average interest rate			0.7%		1.1%
Local debentures and bonds	CLP	16	4	141	4	7	267	439	465
Weighted average interest rate		5.9%	5.9%	5.9%	5.7%	5.7%	5.6%
Bank loans	BRL	18	17	8	6	5	18	73	54
Weighted average interest rate		9.0%	8.7%	8.1%	8.4%	8.5%	8.6%
Local debentures and bonds	BRL	2						2	1
Weighted average interest rate		12.0%
Bank loans	Other Currencies	4	2	2	2	2	5	17	11
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debentures and bonds	Other Currencies	22	127	13	22	27	250	462	439
Weighted average interest rate		6.3%	6.3%	6.2%	6.3%	6.2%	6.2%
TOTAL FIXED		845	2,292	297	915	1,691	4,269	10,309	11,291
TOTAL FIXED + FLOATING		3,404	3,738	945	2,570	2,208	4,975	17,842	18,824

INTEREST-RATE SENSITIVITY
December 31, 2004

		Maturity Dates							Fair Value at December 31,
	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total	2004
	(millions of euro, except rates)
INTEREST RATE SWAPS
Swap in Euro
From floating to fixed		160	1,281	481	779	1,757	1,790	6,249	(306.56)
Spread received—Euribor	EURO
Rate paid	EURO	4.54%	3.88%	3.83%	4.02%	4.42%	4.55%
From fixed to floating		712	900	30		1,219	705	3,566	362.14
Rate received	EURO	5.0%	4.6%	5.3%		4.7%	6.3%
Spread paid—Euribor	EURO	0.1%	(0.4)%	0.3%		0.4%	0.1%
From floating to floating			240	75	30			346	0.0
Spread received—Euribor	EURO		0.35%	0.29%	0.3%
Spread paid—Euribor	EURO		(0.1)%	(0.1)%	(0.1)%
From floating to floating				80				80	(0.28)
Spread received—EQL	EURO
Spread paid—Euribor	EURO			0.25%
From floating to floating							90	90	20.72
Spread received—IPCL	EURO
Spread paid—Euribor	EURO						0.16%
From floating to floating							25	25	1.20
Spread received—IRS Euro	EURO						(0.242)%
Spread paid—Euribor	EURO						0.314%
From floating to floating							15	15	1.82
Spread received—IRS GBP	EURO
Spread paid—Euribor	EURO						0.100%
Interest Rate Swap in Foreign Currency
From floating to fixed		32	32	32	32			128	(1.63)
Spread received—Libor	USD
Rate paid	USD	4.08%	4.13%	4.08%	4.08%
From floating to floating		4						4	0.05
Spread received—% CDI	BRL	100.0%
Spread paid—% CDI	BRL	80.0%
From floating to floating			78					78	(4.96)
Spread received—Libor	USD		-0.01%
Spread paid—Euribor	EUR		-0.06%
From floating to floating							568	568	(82.65)
Spread received—Libor	GBP						6.13%
Spread paid—Euribor	EUR						6.02%
From fixed to fixed		38	38	38	38			152	(28.71)
Rate received	USD	4.08%	4.08%	4.08%	4.08%
Rate received	EUR	4.38%	4.38%	4.38%	4.38%
From fixed to floating						257	422	679	(62.77)
Rate received	USD					6.00%	5.41%
Spread paid—Euribor	EUR					0.115%	0.43%
From floating to floating					16			16	(0.11)
Floating rate received—Pribor	CZK				0.23%
Spread paid—Euribor	EUR				0.29%
From fixed to fixed			73				440	514	(66.27)
Rate received	USD
Rate paid	UF
From fixed to floating			37		3			40	(0.90)
Rate received	USD		7.48%		7.49%
Spread paid—% CDI	BRL		118.50%		141.39%
From fixed to floating		11		7				19	(1.97)
Rate received	USD	6.71%		10.19%
Spread paid—CDI	BRL	5.49%		4.43%
From fixed to floating			36		57			93	(29.81)
Rate received	JPY		0.698%		1.073%
Spread paid—Euribor	EURO		0.32%		0.35%
From floating to fixed			37					37	(12.72)
Spread received	USD		1.50%
Rate paid	UF		5.31%
EXCHANGE RATE FORWARDS
Forward	EURO/USD	283						283	0.29
Forward	UR/USD	62						62	(0.47)
INTEREST RATE OPTIONS
COLLAR		2	202	14		100		318	(2.88)
Buy CAP—Euribor	EURO	6.0%	4.9%	6.00%		5.9%
Sell Floor—Euribor	EURO	3.5%	2.8%	3.5%		2.5%
CAP							1,500	1,500	9.83
Buy CAP—Euribor	EURO						5.4%
Sell CAP—Euribor	EURO						6.8%
Exchange Rate COLLAR			457					457	(3.92)
Buy CAP—Libor	USD		7.5%
Sell Floor—Libor	USD		4.7%
TOTAL		1,303	3,411	758	956	3,333	5,555	15,318	(210.55)

Exchange Rate Sensitivity Analysis

The following tables provide information regarding our financial instruments and derivatives at December 31, 2005 and at December 31, 2004 that are sensitive to exchange rate fluctuations. These include bond instruments, currency swaps and exchange rate insurance. For debt commitments, the tables present the main cash flows and the resulting average interest rate weighted by the expected maturity date. For swaps, the tables present the notional amounts and the resulting interest rate weighted by the expected contractually agreed expiry (maturity) date.

For exchange rate insurance, the tables show the notional amounts weighted by the expected maturity (contractual expiry) date. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement. The average weighted interest rates are presented as a margin applied to the benchmark rate indicated. Except where indicated, the information presents the equivalent amount in euro, since the euro is the currency in which Endesa presents its accounts. The exchange rates used are those fixed by the European Central Bank as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear in both the following tables and the tables under the heading “Interest Rate Sensitivity” above.

EXCHANGE RATE SENSITIVITY
December 31, 2005

		Maturity Dates							Fair Value at December 31,
Debt	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	USD	95	13	137	27	131	16	419	476
Weighted average spread—Libor		1.5%	3.1%	1.9%	2.3%	0.9%	3.1%
EIB loans	USD		59	63	18	188	30	358	362
Weighted average spread—Libor			0.8%	0.8%	1.6%	0.2%	0.5%
Project financing	USD	13	13	13	13	13	20	82	104
Weighted average spread—Libor		4.0%	4.6%	5.4%	6.8%	9.3%	14.7%
MTN	USD				8			8	10
Weighted average spread—Libor					1.8%
Debentures	USD	13						13	8
Weighted average spread—Libor		2.0%
Supplier financing	USD	3	2					4	5
Weighted average spread—Libor		2.3%	2.3%
MTN	CZK			17				17	17
Weighted average spread—Pribor				0.2%
Local bonds	BRL			104				104	116
Weighted average spread—CDI				1.2%
Local bonds	BRL	4	4	4	4	4	8	26	29
Weighted average spread—CDI		116.0%	116.0%	116.0%	116.0%	116.0%	116.0%
Local bonds	BRL					40		40	45
Weighted average spread—FINEL-IGPM						11.4%
Bank loans	BRL	3	22		25			49	72
Weighted average spread—CDI+		1.9%	1.9%		1.5%
Bank loans	BRL		11					11	11
Weighted average spread—CDI*			108.0%
Bank loans	BRL		3	3	14	39	4	61	63
Weighted average spread—FINEL-IGPM			11.6%	11.6%	11.6%	11.7%	11.7%
Project financing	BRL						59	59	41
Weighted average spread—CDI*							87.0%
Project financing	BRL	18	18	15				50	47
Weighted average spread—FINEL-IGPM		4.7%	4.7%	5.0%
TOTAL FLOATING		261	206	391	238	431	138	1,664	1,790

EXCHANGE RATE SENSITIVITY
December 31, 2005

		Maturity Date							Fair Value at December 31,
Debt	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euro, except rates)
FIXED RATE DEBT
MTN	GBP						584	584	656
Weighted average interest rate							6.1%
Bank loans	USD	29	30	21	4	1	7	91	92
Weighted average interest rate		7.2%	7.1%	6.9%	5.9%	6.0%	6.0%
Supplier loans	USD	28	24	22	15	15	14	117	123
Weighted average interest rate		7.4%	7.4%	7.4%	7.4%	7.4%	7.4%
Project financing	USD	27	25	24	24	18	35	152	154
Weighted average interest rate		6.1%	6.1%	6.2%	6.1%	6.0%	6.0%
MTN	USD				297		487	784	808
Weighted average interest rate					6.0%		5.4%
International bonds	USD	434	10	318	524	6	1,247	2,538	2,740
Weighted average interest rate		7.8%	7.9%	7.9%	7.7%	7.8%	7.9%
Local bonds	USD	25	50		8		17	98	97
Weighted average interest rate		7.8%	7.5%		5.3%		6.1%
Leasing	USD	1	1	1	1	1	35	40	35
Weighted average interest rate		6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
MTN	JPY	36		58			22	115	113
Weighted average interest rate		0.7%		1.1%			1.5%
Local bonds	CLP-UF	187	3	4	4	132	206	535	579
Weighted average interest rate		5.8%	5.6%	5.6%	5.6%	5.6%	6.1%
Project financing	BRL	4	5	4	4	4	27	47	41
Weighted average interest rate		9.6%	9.8%	10.1%	10.3%	10.7%	11.1%
Local bonds	BRL	21	7	3	3	3	9	45	42
Weighted average interest rate		9.1%	8.2%	8.6%	8.7%	8.8%	8.8%
Bank loans	Other Currencies	25	25					49	50
Weighted average interest rate		6.6%	6.0%
Bonds	Other Currencies	142	15	31	54	60	333	634	701
Weighted average interest rate		6.3%	6.2%	6.2%	6.2%	6.1%	6.0%
Other debt	Other Currencies	7	3	3	3	3	1	19	21
Weighted average interest rate		4.5%	1.8%	1.8%	1.8%	1.8%	1.8%
TOTAL FIXED		962	194	489	938	243	3,020	5,845	6,251
TOTAL FIXED + FLOATING		1,223	399	880	1,176	674	3,158	7,509	8,041

EXCHANGE RATE SENSITIVITY

December 31, 2005

									Fair
									Value at
		Maturity Date							December 31,
	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
		(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		42	50	59	5	6	37	199	2
Spread received—Libor	USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	4.11%	4.17%	4.31%	4.69%	4.69%	4.69%
From floating to floating		78						78	5
Spread received—Libor	USD	-0.01%
Spread paid—Euribor	EUR	0.06%
From fixed to fixed		38	38	38				114	(11)
Rate received	USD	4.08%	4.08%	4.08%
Rate received	EUR	4.38%	4.38%	4.38%
From fixed to fixed							624	624	(86)
Rate received	GBP						6.13%
Rate received	EUR						6.02%
From fixed to floating					319		465	784	11
Rate received	USD				6.00%		5.41%
Spread paid—Euribor	EUR				0.12%		0.43%
From floating to floating				17				17	1
Rate received—Pribor	CZK			0.23%
Spread paid—Euribor	EUR			0.29%
From fixed to fixed		83					500	583	(172)
Rate received	USD	6.90%					7.39%
Rate paid	UF	5.27%					6.62%
From fixed to floating		43	1	1				45	(15)
Rate received	USD	5.49%	5.50%	5.50%
Spread paid—% CDI	BRL	88.19%	103.80%	103.80%
From fixed to floating		0	8					8	(4)
Rate received	USD	7.48%	7.48%
Spread paid—CDI	BRL	3.25%	3.25%
From fixed to floating			3	3	3	3		10	(1)
Rate received	USD		6.35%	6.35%	6.35%	6.35%
Spread paid—IGPM	BRL		11.40%	11.40%	11.40%	11.40%
From fixed to floating		49		74			22	144	(33)
Rate received	JPY	0.70%		1.07%			1.51%
Spread paid—Euribor	EUR	0.32%		0.35%			0.25%
From floating to fixed		42						42	(21)
Spread received	USD	1.50%
Rate paid	UF	5.31%
EXCHANGE RATE FORWARDS
Forward	EUR/USD	243	15	0	0	0	0	258	(3)
Forward	CLP/USD	0	0	0	0	0	0	0	(0)
INTEREST RATE OPTIONS
Exchange rate—COLLAR		71			50	33		154	(0)
Buy CAP—Libor	USD	5.50%			5.50%	5.50%
Sell Floor—Libor	USD	3.50%			4.10%	4.51%
TOTAL		690	113	172	55	40	558	1,627	(250)

EXCHANGE RATE SENSITIVITY

December 31, 2004

									Fair
									Value at
		Maturity Dates							December 31,
Debt	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total	2004
		(millions of euro, except rates)
FLOATING RATE DEBT
Bank loans	USD	233	45	29	274	200	48	829	829
Weighted average spread—Libor		0.6%	0.8%	0.6%	0.4%	0.4%	0.7%
EIB Loans	USD	37	149	37	37	5	23	288	288
Weighted average spread—Libor		0.2%	0.0%	0.2%	0.2%
MTN	USD					7		7	7
Weighted average spread—Libor						1.8%
Credits	JPY				46			46	46
Weighted average spread—Libor					0.4%
Bank loans	JPY	1						1	1
Weighted average spread—Libor		0.8%
MTN	CZK				16			16	16
Weighted average spread—Pribor					0.2%
Debentures and bonds	GBP	1						1	1
Weighted average spread—Libor		0.8%
Local debentures and bonds	BRL	23	40	27	3	3	10	106	106
Weighted average spread—CDI		3.0%	2.9%	2.2%
Bank loans	BRL	81	15	32	41	19	20	208	208
Weighted average spread—CDI+		2.0%	1.7%	1.8%	1.9%	1.1%	1.0%
Bank loans	BRL	14	10	14		8	17	62	62
Weighted average spread—CDI*		86.5%	87.0%	87.0%		87.0%	87.0%
Bank loans	Other currencies	124	21	18			0	164	164
Weighted average spread—DTF—VAC—CF		1.9%	4.4%	4.8%			4.8%
Debentures and bonds	Other currencies		11	20		89		120	120
Weighted average spread—DTF—VAC—CF			3.0%	3.0%		3.0%
TOTAL FLOATING		513	290	177	417	331	118	1,847	1,847

EXCHANGE RATE SENSITIVITY
December 31, 2004

		Maturity Dates							Fair Value at December 31,
Debt	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total	2004
	(millions of euro, except rates)
FIXED RATE DEBT
MTN	GBP						567	567	671
Weighted average interest rate							6.1%
Bank loans	USD	69	29	59	30	24	98	310	329
Weighted average interest rate		7.3%	7.5%	6.5%	5.9%	5.9%	5.6%
MTN	USD					257		257	287
Weighted average interest rate						6.0%
International debentures and bonds	USD		330		294	294	1,646	2,564	2,798
Weighted average interest rate			7.8%		7.9%	8.0%	7.2%
Local debentures and bonds	USD	15	22	44		7		88	95
Weighted average interest rate		8.2%	8.1%	7.9%		3.8%
MTN	JPY		36		57			93	93
Weighted average interest rate			0.7%		1.1%
Local debentures and bonds	CLP	16	4	141	4	7	267	439	465
Weighted average interest rate		5.9%	5.9%	5.9%	5.7%	5.7%	5.6%
Bank loans	BRL	18	17	8	6	5	18	73	54
Weighted average interest rate		9.0%	8.7%	8.1%	8.4%	8.5%	8.6%
Local debentures and bonds	BRL	2						2	1
Weighted average interest rate		12.0%
Bank loans	Other currencies	4	2	2	2	2	5	17	11
Weighted average interest rate		1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Debentures and bonds	Other currencies	22	127	13	22	27	250	462	439
Weighted average interest rate		6.3%	6.3%	6.2%	6.3%	6.2%	6.2%
TOTAL FIXED		145	567	267	415	624	2,852	4,870	5,244
TOTAL FIXED + FLOATING		658	858	444	832	955	2,970	6,717	7,091

EXCHANGE RATE SENSITIVITY
December 31, 2004

		Maturity Dates							Fair Value at December 31,
	Denominated in	2005	2006	2007	2008	2009	Subsequent	Total	2004
	(millions of euro, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		32	32	32	32			128	(1.63)
Spread received—Libor	USD
Rate paid	USD	4.08%	4.13%	4.08%	4.08%
From floating to floating		4						4	0.05
Spread received—% CDI	BRL	100.0%
Spread paid—% CDI	BRL	80.0%
From floating to floating			78					78	(4.96)
Spread received—Libor	USD		(0.01)%
Spread paid—Euribor	EURO		(0.06)%
From floating to floating							568	568	(82.65)
Spread received—Libor	GBP						6.13%
Spread paid—Euribor	EURO						6.02%
From fixed to fixed		38	38	38	38			152	(28.71)
Rate received	USD	4.08%	4.08%	4.08%	4.08%
Rate received	EURO	4.38%	4.38%	4.38%	4.38%
From fixed to floating						257	422	679	(62.77)
Rate received	USD					6.00%	5.41%
Spread paid—Euribor	EURO					0.115%	0.43%
From floating to floating					16.4			16	(0.11)
Floating Rate Received—Pribor	CZK				0.23%
Spread paid—Euribor	EURO				0.29%
From fixed to fixed			73				440	514	(66.27)
Rate received	USD
Rate Paid	UF
From fixed to floating			37		3			40	(0.90)
Rate Received	USD		7.48%		7.49%
Spread paid—% CDI	BRL		118.50%		141.39%
From fixed to floating		11		7				19	(1.97)
Rate received	USD	6.71%		10.19%
Spread paid—CDI	BRL	5.49%		4.43%
From fixed to floating			35.8		57.3			93	(29.81)
Rate received	JPY		0.698%		1.073%
Spread paid—Euribor	EURO		0.32%		0.35%
From floating to fixed			37					37	(12.72)
Spread received	USD		1.50%
Rate Paid	UF		5.31%
EXCHANGE RATE FORWARDS
Forward	EURO/USD	283						283	0.29
Forward	UF/USD	62						62	(0.47)
INTEREST RATE OPTIONS
Exchange Rate COLLAR			457					457	(3.92)
Buy CAP—Libor	USD		7.5%
Sell Floor—Libor	USD		4.7%
TOTAL		430	789	78	147	257	1,430	3,130	(297)

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

As of December 31, 2005, Endesa, S.A., under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, Endesa, S.A.’s Chief Executive Officer and Chief Financial Officer concluded that Endesa, S.A.’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that Endesa, S.A. is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Endesa S.A.’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in Endesa, S.A.’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Endesa, S.A.’s internal control over financial reporting.

Endesa, S.A. is in the process of implementing a plan to align our internal control systems with the requirements established in Section 404 of the Sarbanes Oxley Act. Section 404 requires that, in addition to the annual audit, management prepares a report on the design, maintenance and periodic evaluation of our internal control system for financial reporting, which is to be accompanied by an attestation report by our external auditor.

ITEM 16.                      RESERVED

Not applicable.

ITEM 16A.              AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Francisco Javier Ramos Gascón, a Director and a member of the Audit and Control Committee, satisfies the requirements to be considered an “audit committee financial expert” according to applicable SEC rules and regulations.

Our Board of Directors has further determined that each member of our Audit and Control Committee is independent in accordance with the definition of independence for Audit Committee membership under SEC rules and regulations.

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

Services Rendered	2004	2005	Total
	(thousands of euro)
Audit Fees	6,374	7,361	13,735
Audit-Related Fees(1)	1,601	2,601	4,202
Tax Fees(2)	312	53	365
All Other Fees(3)	390	515	905
Total	8,677	10,530	19,207

(1)          In 2005, includes fees for: assistance services rendered in relation with Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (€1,510,249); review of certain distribution investments (€405,083); several agreed upon procedures (€229,239); due diligence performed in Italy and Poland (€177,000); and other audit-related services (€279,776). In 2004, includes fees for: assistance services rendered in relation with Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (€1,226,789); review of certain distribution investments (€268,034); and other audit-related services (€106,638).

(2)          In 2005, includes fees paid for tax consultancy work in Argentina, Chile and Spain (amounting to €38,585; €12,413 and €2,407, respectively). In 2004, includes fees paid for tax consultancy work in Italy, Chile, Argentina, Colombia and Spain (amounting to €150,000; €81,456; €49,734; €27,970 and €2,650, respectively).

(3)          In 2005, includes fees for: collaboration in a project to update the model processes (€255,000); collaboration in a rules and procedures program project (€107,990); collaboration in a commercial procedures identification project (€48,400) and other minor services (€103,495). In 2004, includes fees for: services provided by Deloitte Consulting in connection with a project to review an application quality plan (€190,000); collaboration in a control access project (€128,500); and other minor services (€71,900).

The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared in accordance with IFRS.

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

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

[Reserved]

ITEM 16E.             PURCHASES FOR EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Jan. 1 – Jan. 31	—	—	not applicable	not applicable
Feb. 1 – Feb. 28	—	—	not applicable	not applicable
Mar. 1 – Mar. 31	—	—	not applicable	not applicable
Apr.1 – Apr. 30	—	—	not applicable	not applicable
May 1 – May 31	—	—	not applicable	not applicable
Jun. 1 – Jun. 30	—	—	not applicable	not applicable
July 1 – July 31	240,613	€17.91	not applicable	not applicable
Aug. 1 – Aug. 31	10,000	€17.94	not applicable	not applicable
Sept. 1 – Sept. 30	—	—	not applicable	not applicable
Oct. 1 – Oct. 31	—	—	not applicable	not applicable
Nov. 1 – Nov. 30	—	—	not applicable	not applicable
Dec. 1 – Dec. 31	—	—	not applicable	not applicable

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

ENDESA, S.A.
	By:	/s/ JOSÉ LUIS PALOMO ÁLVAREZ
		Name:	José Luis Palomo Álvarez
		Title:	Chief Financial Officer
Date: May 17, 2006

Plaza Pablo Ruiz Picasso, 1

Torre Picasso

28020 Madrid

España

Tel.: +34 915 14 50 00

Fax: +34 915 14 51 80

         +34 915 56 74 30

www.deloitte.es

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Endesa, S.A.:

1.                 We have audited the accompanying consolidated balance sheets of Endesa, S.A. and Subsidiaries (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and recognised income and expense for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2005 and 2004 financial statements of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries, which statements reflect total assets constituting 11% and 11%, respectively, of consolidated total assets as of December 31, 2005 and 2004 and sales constituting 5% and 5%, respectively, of consolidated sales for the years ended December 31, 2005 and 2004, respectively. Those statements prepared in accordance with generally accepted accounting principles in Chile were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Empresa Nacional de Electricidad, S.A.—Endesa Chile and some of its Subsidiaries on such basis of accounting is based solely on the reports of such other auditors.

2.                 We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures (including the conversion of the amounts in the financial statements of Endesa Chile and some of its Subsidiaries prepared in accordance with generally accepted accounting principles in Chile, to amounts in accordance with International Financial Reporting Standards adopted by the European Union and the reconciliation of such amount to accounting principles generally accepted in the United States of America) in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, Tomo 13.650, folio 188, sección 8, hoja M-54414.
inscription 96, C.I.F.: 8-79104469. Domicilio Social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso – 28020 Madrid

Member of Deloitte Touche Tohmatsu

3.                 In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa, S.A. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards adopted by the European Union (EU-IFRSs).

4.                 The consolidated financial statements referred to above are the first that the Company has prepared in accordance with the EU-IFRSs, which require, in general, that financial statements present comparative information. In this regard, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards, for comparison purposes the Parent’s directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRS in force at December 31, 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles generally accepted in Spain in force in that year. The differences arising from the application of EU-IFRS to the consolidated equity at January, 1 and December, 31 2004, and to the Group’s consolidated net income for 2004 are detailed in Note 28 to the consolidated financial statements referred to above.

5.                 As indicated in Note 2.1 to the consolidated financial statements, the Company has changed its method of accounting for Financial Instruments (application of International Accounting Standards 32 and 39 as adopted by the European Union) on January 1, 2005 onwards by applying the exception provided for in IFRS 1 adopted by the European Union, without requiring that the comparative figures for 2004 be restated and, therefore, the figures for the two years should be compared taking this circumstance into account.

6.                 International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements. In prior years pursuant to Item 17 (c) (iv) (A) of Form 20-F the Company’s reconciliation from accounting principles generally accepted in Spain to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation. The shareholders’ equity and consolidated net income in accordance with accounting principles generally accepted in the United States of America have been restated for the year ended December 31, 2004, in order to remove the price-level adjustment as Item 17 (c) (iv) (A) of Form 20-F is no longer applicable as a result of the Company’s adoption of EU-IFRSs (see Note 29.2.2).

Madrid, Spain

February 23, 2006, except for Note 27 and 29, as to which the date is March 15, 2006

Report of Independent Registered Public Accounting Firm
(Translation of report originally issued in Spanish-See Note 2(a))

To the Board of Directors and shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheets of Endesa-Chile and its Subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholder’s equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 38.87 percent and 40.89 percent as of December 31, 2004 and 2005, respectively, and total revenues representing of 38.78 percent and 37.39 percent for each of the two years in the period ended December 31, 2005, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 0.18 percent and 7.7 percent of total consolidated assets as of December 31, 2004 and 2005, respectively, and the equity in their net results represented 0.74 percent and 11.7 percent of the consolidated net income for each of the two years in the period ended December 31, 2005. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LTDA.

Santiago, Chile
January 19, 2006
(Except for Notes 30 and 32 for which the date is March 10, 2006)
Firma Miembro de Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Endesa Argentina S.A.:

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the consolidated statements of operations and cash flows for the years then ended (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2005 and 2004 and the determination of shareholders’ equity at December 31, 2004 and 2005, to the extent summarized in Note 39.

DELOITTE & Co. S.R.L

Carlos A. Lloveras
Buenos Aires, March 7, 2006

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries:

We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2005 and 2004 and the determination of shareholders’ equity at December 31, 2005 and 2004 to the extent summarized in Note 27.

Carlos Eduardo Tovar
Bogotá, Colombia, March 9, 2006
DELOITTE & TOUCHE LTDA.	Una firma miembro de Deloitte Touche Tohmatsu

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
CIEN—Companhia de Interconexao Energetica

We have audited the accompanying consolidated balances sheets of CIEN—Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN—Companhia de Interconexão Energética and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CIEN—Companhia de Interconexão Energética

We have audited the accompanying balance sheet of CIEN—Companhia de Interconexão Energética (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of CIEN—Companhia de Interconexão Energética at December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza—CGTF

We have audited the accompanying balance sheet of Central Geradora Termelétrica Fortaleza — CGTF (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholder’s equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica fortaleza—CGTF as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.—CDSA

We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada S.A.— CDSA (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A.—CDSA as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Endesa Brasil S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three month period then ended (expressed in constant Chilean pesos) (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements for the three month period ended December 31, 2005 of certain of the Company’s consolidated subsidiaries, which statements reflect total assets constituting 35.95% of consolidated total assets at December 31 2005 and total revenues constituting 9.92% of consolidated total revenues for the three month period then ended. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 48.04% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005 and total net income constituting 12.25%, of consolidated U.S. GAAP basis net income for the three month period then ended. Such financial statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2005, and the results of their operations, changes in their shareholders’

equity and their cash flows for the three month period then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for the three months period ended December 31, 2005, and the determination of shareholders’ equity as of December 31, 2005, to the extent summarized in Note 24 to the consolidated financial statements.

Santiago, Chile
March 8, 2006.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2004 AND 2005

	Millions of Euros
	31/12/2004	31/12/2005
ASSETS
NON-CURRENT ASSETS	39,693	45,742
Property, plant and equipment (Note 5)	28,910	32,313
Investment property (Note 6)	58	71
Intangible assets (Note 7)	323	863
Goodwill (Note 8)	3,556	4,278
Investments accounted for using the equity method (Note 9)	2,191	623
Non-current financial assets (Note 10)	1,296	4,134
Deferred tax assets (Note 19)	3,359	3,460
CURRENT ASSETS	7,489	9,601
Inventories (Note 11)	756	812
Trade and other receivables (Note 12)	4,382	6,098
Current financial assets	64	77
Cash and cash equivalents	2,178	2,614
Other current assets	109	—
NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	—	22
TOTAL ASSETS	47,182	55,365
EQUITY AND LIABILITIES
EQUITY (Note 13)	14,133	16,327
Of the Parent	8,728	11,590
Of minority interests	5,405	4,737
NON-CURRENT LIABILITIES	26,400	28,630
Deferred income (Note 14)	1,535	2,062
Long-term provisions (Note 15)	4,394	5,097
Bank borrowings and other financial liabilities (Note 16)	17,715	18,587
Other non-current payables	1,032	1,032
Deferred tax liabilities (Note 19)	1,724	1,852
CURRENT LIABILITIES	6,649	10,408
Bank borrowings and other financial liabilities (Note 16)	1,541	2,450
Current trade and other payables	5,108	7,958
TOTAL EQUITY AND LIABILITIES	47,182	55,365

The accompanying Notes 1 to 29 are an integral part of the
consolidated balance sheet at 31 December 2004 and 2005.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2005

	Millions of Euros
	31/12/2004	31/12/2005
REVENUE (Note 20)	13,665	18,229
Sales	13,509	17,508
Other operating income	156	721
PROCUREMENTS AND SERVICES	(6,292)	(9,103)
Power purchased	(2,356)	(3,367)
Cost of fuel consumed	(2,724)	(3,578)
Transmission expenses	(520)	(651)
Other variable procurements and services	(692)	(1,507)
CONTRIBUTION MARGIN	7,373	9,126
Work on non-current assets	161	170
Staff costs	(1,393)	(1,547)
Other fixed operating expenses	(1,620)	(1,729)
GROSS PROFIT FROM OPERATIONS	4,521	6,020
Depreciation and amortisation charge (Notes 5 and 7)	(1,675)	(1,776)
PROFIT FROM OPERATIONS	2,846	4,244
FINANCIAL LOSS (Note 21)	(1,147)	(1,252)
Net finance costs	(1,087)	(1,257)
Exchange differences	(60)	5
Result of companies accounted for using the equity method	79	67
Gain/(Loss) from other investments	40	2
Income from sale of assets (Note 22)	195	1,486
PROFIT BEFORE TAX	2,013	4,547
Income tax (Note 19)	(352)	(790)
PROFIT FOR THE YEAR	1,661	3,757
Parent	1,253	3,182
Minority interests	408	575
BASIC EARNINGS PER SHARE (in euros)	1.19	3.01
DILUTED EARNINGS PER SHARE (in euros)	1.19	3.01

The accompanying Notes 1 to 29 are an integral part of the
consolidated income statement for 2004 and 2005.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2005

	Millions of Euros
	2004			2005
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	37	186	223	727	693	1,420
In retained earnings	—	—	—	(209)	—	(209)
Actuarial losses on pension schemes (Note 15)	—	—	—	(323)	—	(323)
Tax effect	—	—	—	114	—	114
In asset and liability revaluation reserves	57	38	95	187	34	221
Available-for-sale investments (Note 10)	—	—	—	237	—	237
Cash flow hedges (Notes 16 and 18)	57	38	95	(17)	34	17
Tax effect	—	—	—	(33)	—	(33)
In translation differences (Note 13)	(20)	148	128	749	659	1,408
Gross translation differences	10	148	158	807	659	1,466
Tax effect	(30)	—	(30)	(58)	—	(58)
PROFIT FOR THE YEAR	1,253	408	1,661	3,182	575	3,757
TOTAL INCOME AND EXPENSES RECOGNISED IN THE YEAR	1,290	594	1,884	3,909	1,268	5,177
Gross effect of changes in accounting policies (application of IASs 32 and 39)	—	—	—	(283)	(1,574)	(1,857)
Tax effect	—	—	—	91	—	91
Net effect of changes in accounting policies (application of IASs 32 and 39)	—	—	—	(192)	(1,574)	(1,766)

The accompanying Notes 1 to 29 are an integral part of the
consolidated statement of recognised income and expense for 2004 and 2005.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2004 AND 2005

	Millions of Euros
	2004	2005
Gross profit before tax and minority interests	2,013	4,547
Depreciation and amortisation charge	1,675	1,776
Income from sale of assets	(195)	(1,486)
Income tax	(200)	(650)
Provisions paid	(454)	(443)
Other results not giving rise to cash flows	579	465
Change in income tax payable	(16)	341
Change in operating current assets / liabilities	246	(1,188)
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,648	3,362
Investments in property, plant and equipment and intangible assets	(2,262)	(3,247)
Other investments	(425)	(1,485)
Proceeds from disposal of investments	692	3,702
Grants and other deferred income	159	312
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(1,836)	(718)
Non-current bank borrowing drawdowns	1,363	3,030
Non-current bank borrowings and other financial liabilities repaid	(455)	(1,737)
Net cash flows from current bank borrowings and other financial liabilities	(1,720)	(2,366)
Treasury share collections / payments	44	—
Dividends of the Parent paid	(739)	(796)
Payments to minority interests	(196)	(457)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,703)	(2,326)
TOTAL NET CASH FLOWS	109	318
Effect of foreign exchange rate changes on cash and cash equivalents	(22)	118
NET INCREASE IN CASH AND CASH EQUIVALENTS	87	436
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,091	2,178
CASH AND CASH EQUIVALENTS AT END OF YEAR	2,178	2,614

The accompanying Notes 1 to 29 are an integral part of the
consolidated cash flow statement for 2004 and 2005.

ENDESA, S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2005

1.                 Group activities and financial statements

Endesa, S.A. (“the Parent” or “the Company”) and its subsidiaries compose the Endesa Group (“Endesa” or “the Group”). Endesa, S.A.’s registered office and headquarters are in Madrid, at calle Ribera del Loira, 60.

The Company was incorporated as a Spanish “Sociedad Anónima” in 1944 under the name of Empresa Nacional de Electricidad, S.A. and it changed its corporate name to Endesa, S.A. pursuant to a resolution of the shareholders adopted at the Annual General Meeting on 25 June 1997.

Endesa’s corporate purpose is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing the Group’s corporate purpose, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its corporate purpose in Spain and abroad directly or through its investments in other companies. In 2005 the Endesa Group disposed of its investments in the telecommunications business.

Endesa’s consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting on 27 May 2005. The 2004 consolidated financial statements were prepared in accordance with Spanish GAAP and, therefore, they do not coincide with the amounts for 2004 included in these consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (see Note 28 for the reconciliation of the equity and profit for the year, together with a description of the principal adjustments).

The Group’s 2005 consolidated financial statements and the 2005 financial statements of each of the Group companies, which were used as the basis for the preparation of these consolidated financial statements, have not yet been approved by the shareholders at the respective Annual General Meetings. However, the directors consider that these financial statements will be approved without any changes.

These consolidated financial statements are presented in millions of euros (unless expressly stated otherwise) because the euro is the functional currency of the principal economic area in which the Endesa Group operates. Foreign operations are recorded in accordance with the policies established in Note 3.1.

2.                 Basis of presentation of the consolidated financial statements

2.1. Basis of presentation

The consolidated financial statements for 2005 of the Endesa Group were prepared by the directors, at the Board of Directors’ Meeting held on 16 January 2006, in accordance with the International Financial Reporting Standards (“IFRSs”) adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council.

These financial statements present fairly the Group’s consolidated equity and financial position at 31 December 2005, and the results of its operations, the changes in the statement of recognised income and expense and the cash flows at the Group in the year then ended.

The consolidated financial statements for 2005 of the Endesa Group were prepared on the basis of the accounting records kept by the Company and by the other Group companies. Each company prepares its financial statements in accordance with the accounting principles and standards in force in the country in which it operates and, therefore, the required adjustments and reclassifications were made on consolidation to unify the policies and methods used and to make them compliant with IFRSs.

The consolidated financial statements for 2004 included for comparative purposes were also prepared in accordance with the IFRSs adopted by the European Union on a basis consistent with that applied in 2005, except for the fact that the Group opted to apply the exception contained in IFRS 1, adopted by the European Union, which permits the application of IASs 32 and 39 on financial instruments from 1 January 2005, without having to adapt the comparative figures for the prior year. Therefore, any comparison of the two years should be made taking this circumstance into account.

2.2. Responsibility for the information and for the estimates made

The information in these financial statements is the responsibility of the Group’s directors.

In preparing the accompanying consolidated financial statements estimates were occasionally made by the senior executives of the Group in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate basically to the following:

•       The measurement of assets and goodwill to ascertain whether there are any impairment losses thereon (see Note 3-e).

•       The assumptions used in the actuarial calculation of the pension liabilities and commitments and collective redundancy procedures (see Note 15).

•       The useful life of the property, plant and equipment and intangible assets (see Notes 3-a and 3-d).

•       The assumptions used in measuring the fair value of the financial instruments (see Note 3-f).

•       The power supplied to customers not read by meters and other electricity system variables.

•       The probability of the occurrence and the amount of liabilities which are uncertain as to their amount or contingent liabilities.

•       The future facility closure and land restoration costs.

Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related future consolidated financial statements.

2.3. Basis of consolidation

The subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations relating to intra-Group transactions. Subsidiaries are defined as companies over which the Parent controls half or more of the voting power of the investee or, even if this percentage is lower, when it has the power to govern the financial and operating policies thereof.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

The operations of the Parent and of the consolidated subsidiaries are consolidated in accordance with the following basic principles:

1.                On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their market value. Any excess of the cost of acquisition of the subsidiary over the market value of its assets and liabilities, in proportion to the Parent’s ownership interest, is recognised as goodwill. Any deficiency of the cost of acquisition below the market value of the assets and liabilities is credited to the consolidated income statement.

2.                The interest of minority shareholders in the equity and results of the fully consolidated subsidiaries is presented under Equity—Of Minority Interests in the consolidated balance sheet and under Profit for the Year—Minority Interests in the consolidated income statement, respectively.

3.                The financial statements of foreign companies with a functional currency other than the euro are translated to euros as follows:

a.                  Assets and liabilities are translated to euros at the exchange rates prevailing on the date of the consolidated financial statements.

b.                 Income and expense items are translated at the average exchange rates for the year.

c.                  Equity is translated at the historical exchange rates prevailing at the date of acquisition (or at the average exchange rates in the year it was generated, in the case of both accumulated earnings and the contributions made), as appropriate.

Exchange differences arising on translation of the financial statements are recognised, net of the related tax effect, under the heading Equity—Translation Differences (see Note 13).

4.                All the balances and transactions between the consolidated companies were eliminated on consolidation.

2.4. Subsidiaries

The section entitled “Main Endesa Group Companies”, included as an Appendix to these financial statements, lists the main companies composing the Endesa Group.

Changes in the scope of consolidation

In June 2004 Endesa Participadas, S.A. sold its 50.55% investment in Netco Redes, S.A., as a result of which this company ceased to be fully consolidated.

In September 2004 ENDESA completed its acquisition of a controlling interest in the French producer Societé Nationale d´Electricité et de Thermique, S.A. (“Snet”) when Endesa Europa, S.L. acquired an additional 35% holding in this company, giving it an ownership interest of 65%. As a result of this acquisition Snet was fully consolidated from 1 September 2004. In 2004 this inclusion increased the Group’s assets, excluding cash, by EUR 1,341 million and increased its liabilities by EUR 851 million.

In May 2005 Endesa Participadas, S.A. sold all the shares of Nueva Nuinsa, S.L., as a result of which this company ceased to be fully consolidated.

In August 2005 Endesa Cogeneración y Renovables, S.A. (“ECyR”) acquired all the shares of the Portuguese renewable energy company Finerge-Gestao de Projectos Energéticos, S.A. (“Finerge”), as a result of which this company was fully consolidated from 1 September 2005.

Companies fully consolidated although the percentage of ownership is below 50%

Although in 2005 the Endesa Group has an ownership interest of less than 50% in Compañía Distribuidora y Comercializadora de Energía, S.A. (“Codensa”), Empresa Generadora de Energía Eléctrica, S.A. (“Emgesa”) and Parque Eólico Serra de Capucha, S.A., they are deemed to be subsidiaries, since the Group directly or indirectly, by virtue of shareholders’ agreements, or as a result of the shareholder structure and composition and classes of the shares, exercises control over these companies. In August 2005 the Endesa Group acquired 50% of the shares of the Portuguese company Parque Eólico Serra de Capucha, S.A. as a consequence of the acquisition of Finerge.

3.                 Accounting policies

The principal accounting policies used in preparing the accompanying consolidated financial statements were as follows:

a) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss. Cost includes, as appropriate, the following:

1.                Borrowing costs incurred during the construction period. The interest rate used is that which relates to specific-purpose financing or, if no such rate exists, the average financing rate of the company making the investment.

2.                Staff costs relating directly to construction in progress. The amounts capitalised in this connection are recorded in the consolidated income statement as an expense under Staff Costs and as a revenue under Work on Non-Current Assets. EUR 170 million were capitalised in this connection in 2005 and EUR 161 million in 2004.

3.                The future costs that the Group will have to incur in respect of the closure of its facilities are capitalised to the cost of the asset, at present value, and the related provision is recognised. The Group reviews each year its estimate of these future costs, increasing or decreasing the value of the asset in question based on the results of this estimate. In the case of nuclear plants, this provision includes the amount that the Group estimates that it will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management entity Enresa (“Enresa”) assumes responsibility for the decommissioning of these plants.

The acquisition cost of assets acquired before 31 December 2003, includes, where appropriate, the asset revaluations permitted in the various countries to correct the value of the property, plant and equipment for the effect of inflation.

Property, plant and equipment in the course of construction is transferred to operating property, plant and equipment once the trial period has ended, from which time it starts to be depreciated.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Replacements or renewals of complete items that lead to a lengthening of the useful life of the assets or to an increase in their economic capacity are recorded as additions to property, plant and equipment, and the items replaced or renewed are derecognised.

Periodic maintenance, upkeep and repair expenses are recognised in the income statement on an accrual basis as incurred.

The joint property entities whose ownership is shared by the Company and other owners of indivisible assets are recorded on the basis of the percentage of ownership of the assets.

Based on the results of the impairment test described in Note 3-e, the Company’s directors consider that the carrying amount of the assets does not exceed their recoverable amount.

The property, plant and equipment, less, where appropriate, their residual value, are depreciated on a straight-line basis over the years of estimated useful life of the assets, which constitute the period over which the companies expect to use them:

Years of Estimated Useful Life
Generating facilities:
Hydroelectric power plants	35-65
Coal-fired / fuel-oil power plants	25-40
Nuclear power plants	40
Combined cycle plants	10-25
Renewable energy plants	25-55
Transmission and distribution facilities:
High-voltage network	20-40
Low- and medium-voltage network	20-40
Measuring and remote control equipment	10-35
Other facilities	4-25

b) Investment property

The companies measure investment property at acquisition cost less any accumulated depreciation and any accumulated impairment losses.

The market value of the Group’s investment property is disclosed in Note 6 to the accompanying consolidated financial statements. This market value is calculated on the basis of appraisals undertaken by professional valuers.

Investment property is depreciated on a straight-line basis over the years of useful life of the related assets.

c) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

The assets and liabilities acquired are measured provisionally at the date on which control acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognised provisionally as goodwill.

Goodwill is treated as an asset of the acquired company and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is measured in the functional currency of that subsidiary and is translated to euros at the exchange rate prevailing at the date of the balance sheet.

Goodwill acquired on or after 1 January 2004, is measured at acquisition cost and that acquired earlier is recognised at the carrying amount at 31 December 2003, in accordance with Spanish GAAP. In both cases, since 1 January 2004, goodwill has not been amortised, and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment is written down (see Note 3-e).

d) Intangible assets

Intangible assets are measured initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses. Intangible assets are generally amortised over five years.

The criteria used to recognise the impairment losses on these assets and, where applicable, the recovery of impairment losses recognised in prior years are described in Note 3-e.

The Group recognises CO2 emission allowances as non-amortisable intangible assets. The allowances received for no consideration under the related national assignment plans are measured at the market price prevailing when they are received, and an item of deferred income is recognised for the same amount.

In 2005 Endesa received for no consideration emission allowances equal to 46.1 million tonnes of CO2 under the national assignment plans approved in Spain, France and Poland. These plans also provide for the assignment free of charge of emission allowances in 2006 and 2007 for an amount equal to 42.8 million tonnes and 41.3 million tonnes, respectively. Emission allowances were not assigned to Endesa Italia S.p.A. because the Italian national emission allowance assignment plan has not yet been approved. In 2005 the Endesa Group consumed 66.8 million tonnes of emission allowances, which include 12.6 million tonnes relating to Endesa Italia S.p.A.. The accounting treatment applied is disclosed in Notes 3-j and 3-k.

The hydroelectric power plants and mines are operated under the temporary administrative concession system. However, the value recognised for these concessions is not material since, in most cases, it was not necessary to make significant disbursements to obtain them.

The Group recognises expenditure on research activities as an expense in the consolidated income statement. The research expenditure charged to the consolidated income statement in 2005 and 2004 amounted to EUR 42 million and EUR 24 million, respectively.

e) Asset impairment

At each balance sheet date, or whenever it is considered necessary, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the identifiable asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In the case of cash-generating units to which goodwill or intangible assets with indefinite useful lives have been allocated, the recoverability analysis is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of property, plant and equipment and goodwill, the Group used the value in use approach in practically all cases.

In assessing value in use, the Group prepares the projections of future pre-tax cash flows on the basis of the budgets most recently approved by the Company’s directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations.

These projections cover the coming five years and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years.

These flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognised for the difference with a charge to the heading “Depreciation and Amortisation Charge” in the consolidated income statement.

Impairment losses recognised for an asset in prior years are reversed when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset with a credit to income, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised. Impairment losses on goodwill are not reversible.

f) Financial instruments

Financial assets

The Group classifies its non-current and current financial assets, excluding investments accounted for using the equity method (see Note 9) and assets classified as held for sale, in four categories:

•       Loans and receivables:   these items are measured at amortised cost, which is basically the amount of cash delivered, minus principal repayments, plus the accrued interest receivable, in the case of loans, and at the present value of the consideration paid, in the case of receivables.

•       Held-to-maturity investments:   investments that the Endesa Group has the intention and ability to hold to the date of maturity, which are also measured at amortised cost.

•       Financial assets at fair value through profit or loss:   these include the held-for-trading financial assets and financial assets that are managed and assessed at fair value. They are recognised in the consolidated balance sheet at fair value and the changes in fair value are recognised in the consolidated income statement. At 31 December 2005, there were no assets of this nature.

•       Available-for-sale financial assets:   these are the other financial assets that do not fall into any of the aforementioned three categories, which relate substantially in full to equity investments (see Note 10). These assets are recognised in the consolidated balance sheet at fair value when fair value can be determined reliably. Since it is usually not possible to determine reliably the fair value of investments in companies that are not publicly listed, when this is the case, such investments are measured at acquisition cost or at a lower amount if there is evidence of impairment. Changes in fair value, net of the related tax effect, are recognised with a charge or credit, as appropriate, to Equity—Unrealised Asset and Liability Revaluation Reserve (see Note 13), until these assets are disposed of, at which time the cumulative balance of this account relating to those assets is recognised in full in the consolidated income statement. If fair value is lower than acquisition cost, the difference is recognised directly in the consolidated income statement.

Purchases and sales of financial assets instrumented in conventional contracts are recognised using the trade date method.

In 2004 the Group did not adopt IAS 32/39 for the financial instruments and hedge accounting, and instead applied Endesa’s Previous GAAP, the Spanish GAAP. According to such GAAP, these investments were recorded at lower of cost or market value.

Financial liabilities

Financial liabilities are generally recognised at the amount received, net of the transaction costs incurred. In subsequent periods, these obligations are measured at amortised cost using the effective interest method.

When the liabilities are the underlying of a fair value hedge, as an exception, they are measured at fair value for the hedged risk.

In 2004 the Group did not adopt IAS 32/39 for the financial instruments and hedge accounting, instead applied Endesa’s Previous GAAP, the Spanish GAAP. According to such GAAP, the financial liabilities are recorded at reimbursement value. The difference between this value and the received amount is recorded under the caption “Other Assets” on the attached Balance Sheet and are attributed to the consolidated income statement following a financial criteria.

Derivative financial instruments and hedge accounting

The derivatives held by the Group relate mainly to interest rate, foreign exchange or electricity or fuel price or supply hedges, the purpose of which is to eliminate or significantly reduce these risks in the underlying hedged transactions.

Derivatives are initially recognised at acquisition cost in the consolidated balance sheet and the required value adjustments are subsequently made to reflect their fair value at all times. They are recorded under the heading “Non-Current Financial Assets” in the consolidated balance sheet if they are positive and under the heading “Bank Borrowings and Other Financial Liabilities” in the consolidated balance sheet if they are negative. Gains and losses from these changes are recognised in the consolidated income statement, unless the derivative has been designated as a hedge which is highly effective, in which case it is recognised as follows:

•       Fair value hedges:   the hedged item and the hedge are both measured at fair value, and changes in these fair values are recognised in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement.

•       Cash flow hedges:   changes in the fair value of the derivatives, in respect of the effective portion of the hedges, under Equity—Unrealised Asset and Liability Revaluation Reserve (see Note 13). The cumulative gain or loss recognised in this account is transferred to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement.

•       Hedges of a net investment in a foreign operation:   changes in fair value are recognised, in respect of the effective portion of these hedges, net of the related tax effect, as Translation Differences in equity (see Note 13), and are transferred to the consolidated income statement when the hedged investment is disposed of.

Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

The fair value of the derivative financial instruments is calculated as follows:

•       Derivatives quoted on an organised market, at market price at year-end.

•       The Group measures derivatives not traded on an organised market by discounting the expected cash flows based on conditions at the end of each year.

In 2004 the Group did not adopt IAS 32/39 for the financial instruments and hedge accounting, and instead applied Endesa’s Previous GAAP, the Spanish GAAP. Following this GAAP, the derivates are recorded at acquisition cost and are attributed to the consolidated income statement following a financial criteria. If the derivative has not been designated as a hedge, the acquisition costs are compared to the market value and in case of a loss, such amount is recognized in the income statement.

g) Investments accounted for using the equity method

Investments in companies over which the Group has joint control with another company or over which it has a significant influence are accounted for using the equity method. In general, significant influence is presumed to exist when the Group has an ownership interest of over 20%.

The equity method consists of recognising the investment in the consolidated balance sheet at the Group’s share of net assets of the investee, adjusted, if appropriate, by the effect of transactions with the Group, plus the unrealised gains relating to the goodwill paid on acquisition of the company.

If the resulting amount were negative, the investment should be presented in the Group’s consolidated balance sheet with a zero value, unless the Group is obliged to restore the company’s equity position, in which case the related provision for contingencies and expenses is recognised.

Dividends received from these companies are deducted from the value of the investment, and the results of these companies that correspond to Endesa on the basis of its percentage of ownership are recognised, net of the related tax effect, under the heading “Result of Companies Accounted for Using the Equity Method” in the consolidated income statement.

h) Inventories

Inventories are stated at the lower of weighted average acquisition cost and net realisable value. The Group capitalises finance costs to inventories with a turnover of over one year, which relate mainly to nuclear fuel.

The cost of nuclear fuel consumed is recognised in the consolidated income statement on the basis of the amount burned during the year.

i) Non-current assets classified as held for sale

The Group classifies as non-current assets held for sale, property, plant and equipment, intangible assets or investments under the heading “Investments Accounted for Using the Equity Method” for which at the date of the consolidated balance sheet active measures had been initiated to sell them and the sale is expected to have been completed within 12 months from that date.

These assets are measured at the lower of carrying amount and fair value less costs to sell.

At 31 December 2005, the only asset in this category was the investment in NQF Gas SGPS, S.A. (“NQF Gas”) (see Note 9). At 31 December 2004, there were no assets in this category.

j) Deferred income

The Group receives legally established compensation for the amounts paid for the construction or acquisition of certain facilities or, in some cases, is assigned the facilities directly in accordance with current legislation.

These amounts are recorded as deferred income on the liability side of the consolidated balance sheet and are recognised in the consolidated income statement under the heading “Other Operating Income” over the years of useful life of the asset, thereby offsetting the related depreciation charge.

In the case of the assignment of facilities, both the asset and the deferred income are recognised at the fair value of the asset on the date of the assignment.

The same treatment is given to the CO2 emission allowances received for no consideration under the framework of the national emission allowance assignment plan approved by each country.

These allowances are initially recognised as an intangible asset and an item of deferred income at their market value when the allowances are received, and are allocated to the heading “Other Operating Income” in the consolidated income statement to the extent that the CO2 emissions covered by them are made.

k) Provisions

The present obligations at the balance sheet date arising from past events which could give rise to a loss for the Group which is uncertain as to its amount and timing are recognised as provisions in the consolidated balance sheet at the present value of the most probable amount that it is considered the Group will have to disburse to settle the obligation.

Provisions are quantified on the basis of the best information available at the date of preparation of the consolidated financial statements on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year.

The obligations reflected in the consolidated balance sheet in respect of provisions for pensions and similar obligations and for labour force restructuring plans arise as a result of collective or individual agreements with the Group’s employees which provide for the Company’s obligation to supplement the public social security system benefits in the event of retirement, permanent disability, death or termination of the employment relationship as a result of an agreement between the parties (see Note 15).

Provisions for pensions and similar obligations

Most of the Group companies have pension obligations to their employees, on the basis of the Group company at which they arose. These obligations, which combine defined benefits and defined contributions, are basically formalised in pension plans or insurance policies.

The companies recognise the expenditure relating to these obligations on an accrual basis over the working life of the employees by performing the appropriate actuarial studies.

The actuarial losses and gains arising in the measurement of these liabilities and those arising from changes in the fair value of the plan assets are recognised directly under the heading “Equity—Retained Earnings” (see Note 13). This accounting policy was made possible by the amendment of IAS 19 published in the Official Journal of the European Communities on 24 November 2005, and Endesa decided to use this method in these consolidated financial statements.

The amount of the net actuarial liabilities accrued at year-end is recorded under Long-Term Provisions on the liability side of the accompanying consolidated balance sheet.

Provisions for labour force restructuring plans

The Group recognises termination benefits when there is an individual or collective agreement with the employees or a genuine expectation that such an agreement will be reached that will enable the employees, unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit. If a mutual agreement is required, a provision is only recorded in situations in which the Group considers that it will give its consent to the termination of the employees. In all cases in which these provisions are recognised the employees have an expectation that these early retirements will take place.

The Group has labour force reduction plans in progress, mainly in Spain, under the related collective redundancy procedures approved by the government, which guarantee that benefits will be received throughout the pre-retirement period.

The Endesa Group recognises the full amount of the expenditure relating to these plans when the obligation arises by performing the appropriate actuarial studies to calculate the present actuarial obligation at year-end. The actuarial gains and losses disclosed each year are recognised in the consolidated income statement for that year.

Provision for CO2 emission allowance costs

From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the year.

The obligation to deliver emission allowances for the CO2 emissions made during the year is recognised as a short-term provision under the heading “Current Trade and Other Payables” in the consolidated balance sheet, and the related cost was recorded as Other Variable Procurements and Services in the consolidated income statement. This obligation is measured at the same amount as that at which the CO2 emission allowances to be delivered to cover this obligation are recognised under Intangible Assets in the consolidated balance sheet (see Notes 3-d and 3-j).

If at the consolidated balance sheet date the Group does not hold all the CO2 emission allowances required to cover the emissions made, the cost and the provision for this portion is recognised on the basis of the best estimate of the price that the Group will have to pay to acquire them. When a more appropriate estimate does not exist, the estimated acquisition price for the allowances not held by the Group is the market price at the date of the consolidated balance sheet.

At 31 December 2005, the provision included in the consolidated balance sheet in respect of the emissions made by the Group in 2005 amounted to EUR 579 million. Of this amount, EUR 370 million will be covered by the emission allowances received in the related national assignment plans and EUR 157 million will be covered by the allowances acquired during the year. The remaining EUR 52 million relate to allowances not yet acquired at 31 December 2005.

l) Translation of foreign currency balances

Transactions in currencies other than the functional currency of each company are recorded in the functional currency of the Group (euros) by applying the exchange rates prevailing at the date of the transaction. During the year, the differences that arise between the balances translated at the exchange rate prevailing at the date of the transaction and the balances translated at the exchange rate prevailing at the date of collection or payment are recorded as finance costs or finance income in the consolidated income statement.

Also, balances receivable or payable at 31 December each year, denominated in currencies other than the functional currencies in which the financial statements of the consolidated companies are denominated, are translated to euros at the year-end exchange rates. The resulting translation differences are recognised as finance costs or finance income in the consolidated income statement.

Since 1 January 2004, the Group’s policy has been to hedge a portion of the income of the Latin American companies that are directly linked to the performance of the US dollar through the obtainment of financing in US dollars. Since these transactions constitute cash flow hedges, the exchange differences arising on the debt in US dollars are recorded, net of the related tax effect, to the heading “Equity—Unrealised Asset and Liability Revaluation Reserve” (see Note 13) and are allocated to the consolidated income statement over the period in which the hedged cash flows will arise, which has been estimated to be ten years.

m) Classification of balances as current and non-current

In the accompanying consolidated balance sheet, balances maturing within 12 months are classified as current and those maturing within more than 12 months as non-current.

Loans maturing at short term but whose long-term refinancing is assured at the Company’s discretion through long-term credit facilities are classified as non-current liabilities. At 31 December 2004 and 2005, these balances amounted to EUR 2,069 million and EUR 2,740 million, respectively.

n) Income tax

Income tax is recognised in the consolidated income or in equity accounts in the consolidated balance sheet depending on where the profits or losses giving rise to it have been recognised. Differences between the carrying amount of the assets and liabilities and their tax bases give rise to deferred tax assets and liabilities, which are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Changes in the year in the deferred tax assets and liabilities that do not arise from business combinations are recognised in the consolidated income statement or directly in equity accounts in the consolidated balance sheet, as appropriate.

Deferred tax assets and liabilities arising from business combinations which are not recognised on the acquisition of the controlling interest because their recovery is not assured are recognised by reducing, where appropriate, the carrying amount of goodwill recognised when the business combination was accounted for or, if no such goodwill exists, using the general method.

Deferred tax assets are only recognised to the extent that it is expected that there will be sufficient taxable profits against which the tax assets for temporary differences can be utilised.

Tax credits arising from economic events occurring in the year are deducted from the income tax expense, unless there are doubts as to whether they can be realised, in which case they are not recognised until they have effectively been realised, or unless they relate to specific tax incentives, in which case they are recognised as grants.

o) Recognition of income and expenses

Revenues and expenses are recognised on an accrual basis.

Revenue is recognised when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the year, provided that this inflow of economic benefits results in increases in equity other than those relating to contributions from equity participants and that these benefits can be measured reliably. Revenue is valued at the fair value of the consideration received or receivable arising therefrom.

Revenue associated with the rendering of services is only recognised if it can be estimated reliably, by reference to the stage of completion of the transaction at the balance sheet date.

The Group excludes from the revenue figure gross inflows of economic benefits received by it when it acts as an agent or commission agent on behalf of third parties, and only recognises as revenue economic benefits received and receivable by it on its own account.

When goods or services are exchanged or swapped for goods or services which are of a similar nature, the exchange is not regarded as a transaction which generates revenue.

The Group records for the net amount non-financial assets purchase or sale contracts settled for the net amount of cash or through some other financial instrument. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognised on the basis of the contractual terms of the purchase sale or usage requirements expected by the entity.

Interest income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable.

p) Earnings per share

Basic earnings per share are calculated by dividing net profit for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies.

The Group did not perform any transactions of any kind leading to diluted earnings per share other than the basic earnings per share.

q) Dividends

The interim dividend out of the 2004 profit of Endesa S.A. approved by the Board of Directors on 28 October 2004, amounting to EUR 288 million, is presented as a deduction from the Parent’s equity. The final dividend approved by the Annual General Meeting on 27 May 2005 is deducted from the Parent’s equity.

The interim dividend out of the 2005 profit of Endesa S.A. approved by the Board of Directors on 15 November 2005, amounting to EUR 323 million, is presented as a deduction from the Parent’s equity. However, the final dividend proposed by the Board of Directors of Endesa, S.A. to the shareholders at the Annual General Meeting is not deducted from equity until is has been approved by the latter.

r) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

•       Cash flows:   inflows and outflows of cash and cash equivalents, which are investments with a term of less than three months, which are highly liquid and subject to an insignificant risk of changes in value.

•       Operating activities:   the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

•       Investing activities:   the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•       Financing activities:   activities that result in changes in the size and composition of equity and borrowings.

4.                 Industry regulation and functioning of the electricity system

a) Spain:

General issues

The electricity industry in Spain is basically regulated in Electricity Industry Law 54/1997, of 27 November. The main features of this Law and subsequent implementing regulations are as follows:

•       Electricity is generated on a free-market basis, based on a system of offers tendered by the producers and a system of bids submitted by consumers eligible to choose their power supply source (“eligible consumers”) and by the distributors and retailers.

•       The system’s economic and technical management, transmission and distribution continue to be regulated activities, and their remuneration is established by law in an official list of tariffs applicable throughout Spain.

•       Since 1 January 2003, all consumers of electricity have been eligible customers and, therefore, they can freely choose whether to acquire their power under the regulated tariff or to buy it in the liberalised market, either directly or through a retailer.

•       The Electricity Industry Law recognises the existence of certain costs relating to the transition to a competitive market for the utilities owning the electricity production facilities that at 31 December 1997, were included in the scope of application of Royal Decree 1538/1987, of 11 December, on the determination of the electricity tariff for the electricity service management companies (see Note 25).

Article 12 of the Electricity Industry Law establishes that the activities involved in the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. In this regard, on 19 December 2003, Royal Decree 1747/2003 was passed. This Royal Decree, which came into force on 1 January 2004, regulates the island and nonmainland electricity systems.

This Royal Decree established compensation payments to cover the costs incurred and the return on the capital invested in order to be able to operate in these areas. The regulations to implement this Royal Decree and establish the methodology for calculating these compensation payments have not yet been passed.

Nonmainland compensation payments

In 2002 the government recognised an account payable to Endesa for the excess costs relating to the nonmainland systems for 2001 and 2002 amounting to EUR 133 million. This amount will be recovered through the total electricity system income until 2010, and the collection right can be securitised. The balances receivable in this connection recorded on the asset side of the consolidated balance sheets at 31 December 2005 and 2004, amount to EUR 86 million and EUR 103 million, respectively (see Note 10).

Also, in 2005 and 2004 the Group’s directors made a estimate of the additional income that could arise from applying Royal Decree 1747/2003, and recorded additional income of EUR 389 million and EUR 122 million in this connection in 2005 and 2004, respectively, which is recorded on the asset side of the accompanying consolidated balance sheet (see Note 10). The estimate at 31 December 2005, was made on the basis of the quantification by the Spanish National Energy Commission (“CNE”) in its report on Royal Decree 1556/2005 approving the electricity tariff for 2006. In its report, CNE makes reference to the report previously sent by it to the Ministry of Industry, Tourism and Trade in relation to the draft Ministerial Orders that had previously been sent to it for its mandatory report. The criteria adopted in the CNE report are more restrictive than those used in the draft Ministerial Orders and, therefore, the figure recorded is lower than that that would be derived from the Orders. Of the total amount recorded, in 2005 EUR 203 million related to the estimate of the income revision for 2001-2004 and EUR 9 million relate to interest.

The Group’s directors consider that the definitive amounts for 2005 and 2004 will under no circumstances be lower than the amounts recorded.

Electricity tariff

The electricity tariffs are set on the basis of the methodology established for the period from 1 January 2003 to 31 December 2010, by Royal Decree 1432/2002, of 31 December.

The aforementioned Royal Decree initially limited the annual change in the average tariff to a maximum of 1.40%. An increase or a reduction of up to 0.60% was provided for as a result of the revision of the forecasts made in calculating the tariff for the two previous years in relation to certain variables, provided that they exceed certain limits, namely end consumer demand (1%), the legal interest rate for money (50 basis points), the surplus costs of the special regime premiums (5%) and the price of gas (5%).

The tariff setting methodology contained in Royal Decree 1432/2002 establishes, among the costs that must be taken into account in calculating the average or reference tariff, the amount required to guarantee the full recovery of the balance of the costs of transition to competition (“CTCs”) before 31 December 2010. However, it was established that, if by applying a straight-line CTC recovery assumption it were observed that the balance of CTCs receivable at 31 December 2010, was not zero, when calculating the average or reference tariff the government would apply an increase equal to 1.40%.

Also, in calculating the average or reference electricity tariff, the government can take into account the costs derived from changes in the legislation regulating the remuneration of the electricity activities. As a result, Royal Decree 1556/2005 approving the electricity tariff for 2006 established an average increase in the electricity tariff of 4.48%.

Financing of the shortfall in income from regulated activities

Under Royal Decree-Law 5/2005, of 11 March, if the regulated income of the electricity system is not sufficient to cover the costs of the regulated activities, this shortfall must be financed by the utilities indicated in the Royal Decree-Law on the basis of the percentages established therein. The Group’s Parent, Endesa, must finance 44.16% of the shortfall in income from regulated activities.

In 2005 the estimated shortfall in income from regulated activities amounted to EUR 3,580 million, of which Endesa must finance EUR 1,581 million.

Under Article 1 of Royal Decree 1556/2005, of 23 December, establishing the electricity tariff for 2006, on 1 July 2006, after the necessary measures have been taken and the appropriate reports have been prepared, the government, by Royal Decree, will approve or modify the average or reference tariff, and will review the costs derived from the activities required to supply electricity, the ongoing system costs and the diversification and security of supply costs, including the reimbursement, out of the proceeds from sales under the tariff system in subsequent years, of the negative balances resulting from the settlements made, based on the methodology in force, by the Spanish National Energy Commission, relating to the tariff for 2005, to each of the electric utilities included in section l.9 of Schedule l of Royal Decree 2017/1997, of 26 December, in respect of the amounts actually contributed by each utility, including the related accrued interest.

The heading “Non-Current Financial Assets” on the asset side of the accompanying consolidated balance sheet includes the financial assets derived from this financing provided by the Company amounting to EUR 1,581 million (see Note 10).

The recovery of the financing of the shortfall in income from regulated activities and the nonmainland compensation payments considered as a right to cash that has been recognized by the Spanish Government and in no case depends on the future sales of the Group.

CO2 emission allowances

Also, Royal Decree 1866/2004 regulating Spanish National CO2 Emission Allowances Plan for 2005-2007 was approved in 2004. In accordance with this legislation, ENDESA must have allowances for CO2 emissions made on or after 1 January 2005. Royal Decree 60/2005 approved the assignment for no consideration of individual emission allowances for each facility for 2005-2007. ENDESA was assigned emission allowances for the emission of 120.1 million tonnes of CO2 in that period. If the emissions made exceed the volume of allowances assigned, it will be necessary to acquire emission rights in the market.

Radioactive waste management

Royal Decree-Law 5/2005 and Law 24/2005 on reforms to increase productivity amended the Electricity Industry Law, among other things, to establish the obligation for the owners of the nuclear facilities to make a financial contribution to Enresa for the costs relating to the management of radioactive waste and fuel consumed at the nuclear power plants from 31 March 2005, and for their decommissioning and shut-down. Until 1 April 2005, the financing of these costs continued to be a diversification and security of supply cost covered by the electricity tariff. The financial contribution takes the form of a payment by the owners of the nuclear plants of a variable amount obtained by multiplying a unit value in euro cents assigned to each facility by the kWh of power produced by the facility.

Should production cease early for reasons not attributable to the owner, any shortfall in the funds received by Enresa will be treated as a diversification and security of supply cost. Otherwise, the owner must make good the shortfall within the three years following the date on which production ceases.

b) Europe:

Italy:

Market liberalisation and tariffs

Work is continuing on the liberalisation of the Italian energy market. Since 1 January 2005, the energy authorities, through “Delibera 253/04” and successive amendments, have authorised the active participation of the demand side of the market, allowing wholesalers and large customers to purchase their power on the power exchange with hourly bids. Under Law 239, since 2004 all customers, except residential consumers, have been eligible customers. The full liberalisation of the market has been set for 1 July 2007.

The power exchange is articulated through the following markets:

•       Power market:   day-ahead market and balancing market with valuation of the bids at the marginal system price.

•       Supplementary services market with valuation of pay-as-bid offers.

•       Capacity market, governed by remuneration criteria established by the authority.

In 2005 the System Manager confirmed the remuneration mechanism for operators offering plant availability on days of critical consumption for the coverage of national demand (Capacity Payment), which comprises a fixed component and a variable component, based on the remuneration envisaged for the operators if they had still operated in the regulated market.

Decree-Law 6/8/2004 established the amounts of costs of transition to competition to be received by the producers. This Decree-Law recognised the entitlement of the producers to receive a total of EUR 850 million for that period, of which EUR 169 million corresponded to Endesa Italia, S.p.A. In December 2004 this mechanism was approved by the European Commission and on 23 June 2005, a Decree-Law was published that recognised Endesa Italia, S.p.A.’s entitlement to receive that amount of costs of transition to competition of the generating facilities and established the schedule for collecting the recognised amounts, which will span the period from 2005 to 2009. The income received in this connection is being recognised in the income statement on the basis of the useful lives of the assets and, therefore, this remuneration was recognised. The consolidated income statement for 2005 includes income of EUR 33 million in this respect, and the accompanying consolidated balance sheet at 31 December 2005, includes EUR 120 million under the asset heading “Non-Current Financial Assets” in relation to the outstanding balance receivable (see Note 10) and EUR 136 million under the liability heading “Deferred Income” in relation to the income not yet recognised in the consolidated income statement.

The Emission Trading System provided for in Community Directive 2003/87/EC has been operating in Italy since 1 January 2005. In December 2005 the government approved the national emission allowance assignment plan. At 31 December 2005, this plan had not yet been approved by the European Union.

On 1 November 2005, the integration of the title to and the management of the Italian transmission system (“GRTN”) was completed with the acquisition by Terna S.p.A. of the system programming, development and services activities of GRTN S.p.A. Since November GRTN has been responsible for developing and providing incentives for renewable energy and other activities of a public service nature.

France:

On 13 June 2005 the Energy Orientation Law was approved. This Law defines the energy objectives and policies in France and rounds off the current legislation on demand management, renewable energies and electricity transmission and distribution system quality. The Law establishes measures that ensure a sufficient level of investment in generating facilities and networks to guarantee the quality and security of supply of electricity.

The national CO2 allowance assignment plan was established for 2005-2007 through Decree no. 2005-190, of 25 February 2005. The overall assignment for the emissions of Snet in this period is 6.8 million tonnes of CO2.

c) Latin America:

The legislation of the Latin American countries in which the Group operates differs from one country to another; however the main features are as follows:

Generation:

In general, they are liberalised markets in which private-sector players take investment decisions freely based on the authorities’ guidelines. The exception is Brazil, where the new generating capacity needs are identified by the Ministry, and the related investments are made through a system of energy bids made by the players.

In all the countries there is a centralised dispatching system based on variable production costs which seek to optimise the available production resources. These variable costs determine the marginal generation price, except in Colombia, where dispatching is based on bids tendered by the players.

Distribution:

In the five countries in which the Group operates, the selling price to customers is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price. Periodically, the regulator sets this price through distribution tariff revision processes. Accordingly, distribution is an essentially regulated activity.

In Argentina, Chile and Peru the purchase price for the distributors is tied to a producer purchase price calculated by the regulator, which is revised periodically. In Brazil the purchase price is based on the average prices in the bids for existing power and new power. However, the prices in the private contracts between companies that are still in force will remain unchanged during the term of the contracts. In Colombia the purchase price is negotiated directly with the producers, but the price charged to the end customer carries an efficiency surcharge for the distributors as a whole. In 2005 the Corta II Law was approved in Chile, which will permit a power purchase mechanism in power bidding arrangements.

Eligible customers:   the minimum supply thresholds at which electricity can be freely contracted in each country are as follows:

Country	Minimum MW
Argentina	0.03
Brazil	3.0
Chile	2.0	(*)
Colombia	0.1
Peru	1.0

(*)          The Corta Law envisages the reduction of the threshold for eligibility from 2 MW to 0.5 MW from March 2006.

Integration and concentration limits:

In general, the legislation in force defends free competition and defines criteria for preventing certain levels of economic concentration and/or market practices from damaging this competition.

In principle, companies can engage in different activities (generation, distribution, retailing) provided that there is an appropriate degree of unbundling for both accounting and corporate purposes. If this is permitted, it is in the transmission business in which the greatest restrictions are generally imposed, due mainly to its nature and to the need to guarantee adequate access to all players. In Argentina and Colombia there are specific restrictions on producers or distributors being majority stockholders of transmission companies.

Additionally, in Colombia companies formed after 1994 may not be vertically integrated. Producers may not have ownership interests exceeding 25% in distributors, and vice versa. In Peru companies with a share of over 5% in a given business require authorisation from the regulator to acquire a holding in a company operating in a different business. In Brazil the integration of generation and distribution is limited to 30%.

As regards concentration in a specific business, in Argentina, Chile and Peru there are no specific restrictions on ownership percentages. The law only safeguards competition, and prohibits acts involving unfair trading or abuse of dominant position in the market. The legislation in force establishes that the regulator must authorise consolidations or mergers between players in the same business segment.

In Brazil there are limits on concentration for both generation and distribution, and at both national and electricity subsystem level. At national level concentration is confined to 20% for both generation and distribution; at electricity subsystem level the limits are 35% in the North and North East subsystems, and 25% in the South-South East and Central-West subsystems. The legislation currently in force requires the legal unbundling of the various electricity activities, making deverticalisation of the electricity distribution companies compulsory and, accordingly, these companies cannot carry on other electricity activities (generation, transmission and retailing to eligible customers), or own direct or indirect investments in the share capital of other electricity business companies. Also, producers cannot own equity interests in distribution companies.

In Colombia the maximum limit for horizontal concentration in the generation, distribution and retailing activities is 25%.

System access:

In all countries, access rights and the related fee or access price are regulated by the relevant authority.

5.                 Property, plant and equipment

The detail of the balance of Property, Plant and Equipment at 31 December 2005 and 2004, and of the changes therein in 2005 and 2004 is as follows:

	31/12/05
	Millions of Euros
Operating property, plant and equipment	Cost	Accumulated Depreciation	Carrying Amount	Property, plant and equipment in the course of construction	Total Property, Plant and Equipment
Land and structures	2,447	(1,075)	1,372	17	1,389
Electricity generating facilities:	35,576	(19,238)	16,338	1,735	18,073
Hydroelectric power plants	11,841	(5,232)	6,609	148	6,757
Coal-fired/fuel-oil power plants	12,146	(8,452)	3,694	564	4,258
Nuclear power plants	8,213	(5,031)	3,182	60	3,242
Combined cycle plants	2,629	(296)	2,333	609	2,942
Renewable energy plants	747	(227)	520	354	874
Transmission and distribution facilities:	18,855	(8,056)	10,799	1,459	12,258
High-voltage	2,302	(858)	1,444	205	1,649
Low- and medium-voltage	14,568	(6,103)	8,465	1,144	9,609
Measuring and remote control equipment	1,626	(912)	714	54	768
Other facilities	359	(183)	176	56	232
Other property, plant and equipment	1,687	(1,186)	501	92	593
TOTAL	58,565	(29,555)	29,010	3,303	32,313

	31/12/04
	Millions of Euros
Operating property, plant and equipment	Cost	Accumulated Depreciation	Carrying Amount	Property, plant and equipment in the course of construction	Total Property, Plant and Equipment
Land and structures	2,349	(1,017)	1,332	7	1,339
Electricity generating facilities:	33,191	(17,879)	15,312	1,311	16,623
Hydroelectric power plants	10,628	(4,523)	6,105	134	6,239
Coal-fired/fuel-oil power plants	11,829	(8,127)	3,702	238	3,940
Nuclear power plants	8,130	(4,890)	3,240	58	3,298
Combined cycle plants	2,011	(180)	1,831	669	2,500
Renewable energy plants	593	(159)	434	212	646
Transmission and distribution facilities:	16,648	(7,128)	9,520	882	10,402
High-voltage	1,631	(586)	1,045	162	1,207
Low- and medium-voltage	13,328	(5,374)	7,954	627	8,581
Measuring and remote control equipment	1,358	(803)	555	43	598
Other facilities	331	(365)	(34)	50	16
Other property, plant and equipment	1,614	(1,205)	409	137	546
TOTAL	53,802	(27,229)	26,573	2,337	28,910

	Millions of Euros
Operating property, plant and equipment	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	2,349	—	70	(16)	3	41	2,447
Electricity generating facilities:	33,191	98	233	(190)	696	1,548	35,576
Hydroelectric power plants	10,628	—	25	(2)	(97)	1,287	11,841
Coal-fired/fuel-oil power plants	11,829	(3)	95	(166)	260	131	12,146
Nuclear power plants	8,130	—	11	(22)	94	—	8,213
Combined cycle plants	2,011	—	63	—	425	130	2,629
Renewable energy plants	593	101	39	—	14	—	747
Transmission and distribution facilities:	16,648	—	10	(53)	1,309	941	18,855
High-voltage	1,631	—	2	(8)	358	319	2,302
Low- and medium-voltage	13,328	—	5	(28)	718	545	14,568
Measuring and remote control equipment	1,358	—	3	(17)	222	60	1,626
Other facilities	331	—	—	—	11	17	359
Other property, plant and equipment	1,614	(2)	29	(46)	7	85	1,687
TOTAL	53,802	96	342	(305)	2,015	2,615	58,565

	Millions of Euros
Property, plant and equipment in the course of construction	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	7	—	37	—	(27)	—	17
Electricity generating facilities:	1,311	10	1,061	(6)	(652)	11	1,735
Hydroelectric power plants	134	—	65	(4)	(57)	10	148
Coal-fired/fuel-oil power plants	238	(4)	413	—	(84)	1	564
Nuclear power plants	58	—	72	—	(70)	—	60
Combined cycle plants	669	—	375	—	(435)	—	609
Renewable energy plants	212	14	136	(2)	(6)	—	354
Transmission and distribution facilities:	882	—	1,769	—	(1,253)	61	1,459
High-voltage	162	—	152	—	(125)	16	205
Low- and medium-voltage	627	—	1,383	—	(901)	35	1,144
Measuring and remote control equipment	43	—	112	—	(106)	5	54
Other facilities	50	—	122	—	(121)	5	56
Other property, plant and equipment	137	—	49	—	(101)	7	92
TOTAL	2,337	10	2,916	(6)	(2,033)	79	3,303

	Millions of Euros
Accumulated depreciation	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Charge for The Year(*)	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	(1,017)	—	(58)	4	—	(4)	(1,075)
Electricity generating facilities:	(17,879)	(6)	(974)	167	(3)	(542)	(19,238)
Hydroelectric power plants	(4,523)	—	(273)	1	26	(463)	(5,232)
Coal-fired/fuel-oil power plants	(8,127)	6	(401)	155	(26)	(58)	(8,452)
Nuclear power plants	(4,890)	—	(152)	11	—	—	(5,031)
Combined cycle plants	(180)	—	(102)	—	7	(21)	(296)
Renewable energy plants	(159)	(12)	(46)	—	(10)	—	(227)
Transmission and distribution facilities:	(7,128)	—	(583)	37	(33)	(349)	(8,056)
High-voltage	(586)	—	(81)	5	(85)	(111)	(858)
Low- and medium-voltage	(5,374)	—	(404)	18	(133)	(210)	(6,103)
Measuring and remote control equipment	(803)	—	(84)	14	(22)	(17)	(912)
Other facilities	(365)	—	(14)	—	207	(11)	(183)
Other property, plant and equipment	(1,205)	2	(51)	39	56	(28)	(1,186)
TOTAL	(27,229)	(4)	(1,666)	247	20	(923)	(29,555)

(*)          Also, in 2005 impairment losses amounting to EUR 26 million were recognised.

	Millions of Euros
Operating property, plant and equipment	Balance at 01/01/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/04
Land and structures	1,947	289	59	(25)	66	13	2,349
Electricity generating facilities:	30,538	1,557	302	(311)	1,049	56	33,191
Hydroelectric power plants	9,937	—	70	(3)	547	77	10,628
Coal-fired/fuel-oil power plants	10,310	1,512	90	(288)	212	(7)	11,829
Nuclear power plants	8,098	—	10	(7)	29	—	8,130
Combined cycle plants	1,561	—	125	(12)	352	(15)	2,011
Renewable energy plants	632	45	7	(1)	(91)	1	593
Transmission and distribution facilities:	15,640	—	107	(97)	973	25	16,648
High-voltage	1,503	—	72	(11)	79	(12)	1,631
Low- and medium-voltage	12,562	—	32	(81)	775	40	13,328
Measuring and remote control equipment	1,246	—	3	(3)	115	(3)	1,358
Other facilities	329	—	—	(2)	4	—	331
Other property, plant and equipment	1,507	11	29	(21)	102	(14)	1,614
TOTAL	49,632	1,857	497	(454)	2,190	80	53,802

	Millions of Euros
Property, plant and equipment in the course of construction	Balance at 01/01/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/04
Land and structures	15	—	24	—	(32)	—	7
Electricity generating facilities:	1,689	30	761	(5)	(1,164)	—	1,311
Hydroelectric power plants	689	—	50	(2)	(604)	1	134
Coal-fired/fuel-oil power plants	131	26	204	—	(121)	(2)	238
Nuclear power plants	60	—	47	—	(49)	—	58
Combined cycle plants	762	—	297	(3)	(388)	1	669
Renewable energy plants	47	4	163	—	(2)	—	212
Transmission and distribution facilities:	679	—	1,211	(1)	(1,001)	(6)	882
High-voltage	163	—	90	—	(89)	(2)	162
Low- and medium-voltage	431	—	957	(1)	(762)	2	627
Measuring and remote control equipment	35	—	107	—	(99)	—	43
Other facilities	50	—	57	—	(51)	(6)	50
Other property, plant and equipment	78	3	80	(2)	(24)	2	137
TOTAL	2,461	33	2,076	(8)	(2,221)	(4)	2,337

	Millions of Euros
Accumulated Depreciation	Balance at 01/01/04	Inclusion/ Exclusion of Companies	Charge for The Year	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/04
Land and structures	(841)	(150)	(47)	13	(1)	9	(1,017)
Electricity generating facilities:	(16,431)	(866)	(873)	264	25	2	(17,879)
Hydroelectric power plants	(4,310)	3	(215)	2	2	(5)	(4,523)
Coal-fired/fuel-oil power plants	(7,045)	(860)	(400)	257	(81)	2	(8,127)
Nuclear power plants	(4,743)	—	(151)	4	—	—	(4,890)
Combined cycle plants	(110)	3	(78)	—	—	5	(180)
Renewable energy plants	(223)	(12)	(29)	1	104	—	(159)
Transmission and distribution facilities:	(6,654)	—	(571)	78	29	(10)	(7,128)
High-voltage	(530)	—	(67)	10	—	1	(586)
Low- and medium-voltage	(5,077)	—	(356)	41	21	(3)	(5,374)
Measuring and remote control equipment	(755)	—	(74)	23	1	2	(803)
Other facilities	(292)	—	(74)	4	7	(10)	(365)
Other property, plant and equipment	(1,156)	(5)	(45)	18	(19)	2	(1,205)
TOTAL	(25,082)	(1,021)	(1,536)	373	34	3	(27,229)

(*)   Also, in 2004 impairment losses amounting to EUR 57 million were recognised.

The detail of the investments in property, plant and equipment made in 2005 and 2004 in the various geographical areas and businesses in which the Group operates is as follows:

	Millions of Euros
	2005
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	943	1,389	50	2,382
Rest of Europe	185	—	91	276
Latin America	166	390	44	600
TOTAL	1,294	1,779	185	3,258

	Millions of Euros
	2004
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	646	1,082	92	1,820
Rest of Europe	242	—	17	259
Latin America	175	235	84	494
TOTAL	1,063	1,317	193	2,573

The investments in property, plant and equipment in the electricity generation business in Spain and Portugal include the advances made in the new capacity programme and, among other projects, the construction of the Cristóbal Colón (Huelva) 400 MW combined cycle plant and the commencement of construction work on the As Pontes (A Coruña) 800 MW combined cycle plant, conversion to the use of imported coal by units 3 and 4 of the As Pontes (A Coruña) fossil-fuel plant, and the construction of the desulphurisation plants of fossil-fuel units 4 and 5 of the Compostilla II (León) plant, together with the measures required to reduce NOx emissions by the fossil-fuel units of the coal-fired facilities.

The investments in property, plant and equipment in the electricity generation business in the rest of Europe relate mainly to the performance of repowering projects in Italy and, specifically, in 2004, the conversion of unit 5 of the Tavazzano power plant. In 2005 these investments included the conversion to combined cycle technology of unit 3 of the Ostiglia power plant and of unit 6 of the Tavazzano power plant, which came into service in 2005, together with the entry into service of two turbogas units at the Fiume Santo plant.

In Latin America, investments in property, plant and equipment in the electricity generation business in 2004 included, among other projects, the start-up of the Ralco 690 MW hydroelectric plant in Chile. In 2005 these investments in the generation business included, among other projects, the construction in Chile of the San Isidro II 377 MW combined cycle plant and of the Palmucho 32 MW hydroelectric plant; the construction in Peru of Etevensa’s second combined cycle plant, to be called Etevensa II, and other work to convert Etevensa I to combined cycle technology.

The investments in distribution relate to network extensions and expenditure aimed at optimising the functioning thereof in order to improve the efficiency and quality of the service provided.

At 31 December 2005 and 2004, the Group had property, plant and equipment purchase commitments amounting to EUR 720 million and EUR 1,364 million, respectively.

Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their property, plant and equipment are subject and the claims that might be filed against them for carrying on their business activities. These policies are considered to adequately cover the related risks. The loss of profit that might arise as a result of outages is also covered.

Environmental information

One of the main pillars on which Endesa’s business commitment to sustainable development is based is environmental protection. This attitude is a hallmark of the Company’s track record and constitutes a fundamental trait of its behaviour that is expressly stated in its business values.

Endesa’s environmental management is integrated and fully in tune with its corporate strategy and this commitment has a direct effect on the Company management’s decision-making process.

The purpose of this commitment is to minimise the impact of the Company’s activities on the environment in which it operates, focusing principally on issues relating to climate change, the implementation of environmental management systems, the appropriate management of spills, waste, emissions, polluted soil and other effects on the environment.

The Strategic Environmental and Sustainable Development Plan for 2003-2007 includes the plans and programmes that Endesa is carrying out in the sustainable development field in this period, and is fully in tune with the Company’s values and its business mission and vision.

Endesa’s environmental activities are aimed at preserving natural resources, evaluating the environmental risks associated with its business activities and ensuring excellence in management through the third-party certification of its facilities.

1.                Spain and Portugal

2005 was the first year in which Law 1/2005 regulating greenhouse gas emission trading applied. This Law, which is the result of the transposition of Directive 2003/87/EC into Spanish law, regulates the participation of the Spanish companies affected in European emission trading.

Endesa, which operates in one of the industries to which the Directive applies, has put into practice the necessary strategy and tools developed over the years leading up to that in which the Law came into force.

Also, Endesa continued with its investment plan aimed at reducing greenhouse gas emissions by improving the efficiency of its facilities and investing in new renewable energy and combined cycle capacity.

Noteworthy in connection with the application of in-house designed efficiency and performance improvement technologies was the introduction of ABACO technology, designed jointly with the engineering firm Inerco, at some of Endesa’s facilities.

In the area of emission trading, Endesa carried out emission allowance purchases from the European Union, participating actively in the European market.

A key part of Endesa’s climate change strategy is its participation in the project-based emission reduction mechanisms. In 2005 Endesa confirmed its position as an internationally renowned actor in the CDM (Clean Development Mechanism) field.

Noteworthy in this regard was the launch of the Endesa Climate Initiative, with which Endesa aims to purchase 15 million tonnes of CO2, five million in 2005-2007 and the remaining ten million in 2008-2012.

Also worthy of mention was the signing of the agreement with the Chinese company Huaneng for the purchase of 2.6 million tonnes of CO2 through 2012 from a 195 MW wind-powered facility.

Also, based on the targets established in the Strategic Environmental and Sustainable Development Plan for 2003-2007, Endesa continued its work to implement and subsequently certify Environmental Management Systems pursuant to the international ISO 14001 standard and the European EMAS regulations at the facilities in the key areas of the Company (Generation, Distribution, Renewable Energies, Corporate Headquarters, etc.).

The following facilities of Endesa have achieved certification of their Environmental Management System (EMAS):

•       The Jinámar (Las Palmas de Gran Canaria) fossil-fuel plant, under the UNE EN-ISO 14001 standard.

•       The coal port terminal in El Ferrol, under the UNE EN-ISO 14001 standard and the EMAS Regulation.

•       The Garraf joint venture, a degasification and biogas energy recovery plant at the Vall d´En Joan Controlled Landfill in Barcelona, under the UNE EN-ISO 14001 standard and the EMAS Regulation.

It is also expected to obtain EMAS certification, under the UNE EN-ISO 14001 standard, for the Andorra (Teruel) mine, which underwent the initial certification audit at the end of 2005.

In the distribution business, in line with the environmental management system implementation programme in the Strategic Environmental and Sustainable Development Plan for 2003-2007, in 2005 the documentation for the environmental management system for the Balearic Islands was prepared and the related environmental training was given, thereby initiating the implementation of the system in November 2005. In Aragón the preliminary phase of the Facility Diagnosis was performed, and in Cataluña the first annual review of the ISO 14001 EMAS certified in 2004 was conducted.

Also, the implementation of the EMAS at the Company’s corporate headquarters was completed and certification is expected to be achieved for the other corporate buildings in the next few years.

Work continued on the ongoing improvement and adaptation of the waste management systems of the facilities, where the projects carried out included most notably the re-use of used oils, the minimisation of the production of container waste, the programmed retirement of components containing asbestos from the facilities, the use of batteries with a longer useful life or rechargeable batteries, the treatment and re-use of used cleaning solvents, as well as other measures aimed at reducing and minimising waste.

Work continued on the plan to eliminate and withdraw equipment with PCBs and on the campaign to analyse PCBs in equipment that despite not having been manufactured with PCBs, had become contaminated.

Also, in 2005 around four million tonnes of waste were recovered at Endesa’s facilities, mostly ash produced by the coal-fired facilities.

In accordance with the programme established in the Cooperation Agreement between Gesa-Endesa and the Balearic Islands Department of the Environment, the activities included measures to protect the fishing eagle and the black kite which are in serious danger of extinction in the Islands. Also, under this Agreement, the Company asked to participate, with the Department of the Environment, in Project Life for the protection of the Egyptian vulture in Fuerteventura and the measures to be taken in 2006 were established.

Also, a Biodiversity Conservation Plan for 2006-2010 was drawn up in order to raise awareness of Endesa’s natural heritage and to implement new projects in line with the sustainability policy that the Company includes within its main operating principles. Therefore, an analysis of the value and state of conservation of Endesa’s natural heritage will be carried out to identify the biodiversity measures currently being taken at the Company and to plan new actions with the support of emblematic projects.

2.                Europe

All the facilities of Endesa Italia have been certified under the ISO 14001 standard, thereby strengthening Endesa’s environmental commitment at its facilities. This certification is complemented with the certification under the EMAS Regulation of all its fossil-fuel plants.

The most notable event in 2005 in relation to the subsidiary Snet was the approval of its Strategic Environmental and Sustainable Development Plan for 2005-2007, which contains the measures that will be taken in this connection during the period. Also noteworthy in relation to its environmental management was the implementation by Snet of the EMAS at all its generating facilities in 2005.

3.                Latin America

In Latin America, Endesa, through its subsidiary Endesa Chile, continued to consolidate the implementation of Environmental Management Systems at its facilities, achieving in 2005 certification under the ISO 14001 standard for 47 generating facilities in Argentina, Brazil, Chile Colombia and Peru, meaning that 93% of the installed capacity in Latin America has now been certified.

Also, Chilectra, a Chilean distributor, has joined the ranks of the Latin American distributors that have achieved environmental certification (Edesur in Argentina, Codensa in Colombia and Edelnor in Peru), signifying that 76% of the power distributed by Endesa in Latin America has now been certified under the ISO 14001 standard. Also, both Ampla and Coelce (Brazilian distributors) started to implement their systems in 2005.

As evidence of its commitment to the development of renewable energies, Endesa formed Endesa Eco, a subsidiary of Endesa Chile, whose mission is to contribute to the development and promotion of renewable energies (mini-hydroelectric plants, wind farms, geothermal, solar, biomass and other plants) with clean and environmentally friendly technologies to satisfy the growing demand for energy and, in this way, guarantee sustainable development.

6.                 Investment property

At 31 December 2005, the Group had properties not used in its business held to be eventually sold and, therefore, they are classified in the consolidated balance sheet as investment property with a carrying amount of EUR 71 million. At 31 December 2004, these properties amounted to EUR 58 million.

The total market value at 31 December 2005, of the investment property, calculated on the basis of valuations undertaken by independent valuers, ranges from approximately EUR 462 million to approximately EUR 635 million. The total market value at 31 December 2004 is similar to the book value.

7.                 Intangible assets

The detail of the balance of Intangible Assets and of the changes therein in 2005 and 2004 is as follows:

	Millions of Euros
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Amortisation	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
CO2 emission allowances	—	—	531	—	—	—	—	531
Computer software	212	—	71	(77)	—	(2)	8	212
Other	111	(3)	10	(7)	(3)	11	1	120
TOTAL	323	(3)	612	(84)	(3)	9	9	863

	Millions of Euros
	Balance at 01/01/04	Inclusion/ Exclusion of Companies	Additions	Amortisation	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/04
Computer software	208	—	65	(60)	(4)	3	—	212
Other	103	3	33	(22)	(4)	(6)	4	111
TOTAL	311	3	98	(82)	(8)	(3)	4	323

The amount recognised for CO2 emission allowances includes EUR 374 million relating to allowances assigned for no consideration under the national emission allowance assignment plans of each of the European countries in which the Group operates.

The emission allowances recognised at 31 December 2005, will be delivered substantially in full in April 2006 to cover the CO2 emissions made in 2005.

8.                 Goodwill

The detail, by cash-generating unit (or group of units) to which it is allocated, of goodwill and of the changes therein in 2005 and 2004 is as follows:

	Millions of Euros
	Balance at 31/12/04	Additions	Disposals	Translation Differences	Other	Balance at 31/12/05
Endesa Italia	1,324	—	—	—	(31)	1,293
Snet	183	—	—	—	(5)	178
Finerge	—	145	—	—	—	145
Subsidiaries in Chile	1,808	3	—	557	—	2,368
Coelce	121	—	—	35	—	156
Ampla	99	—	—	12	—	111
Other	21	—	—	6	—	27
TOTAL	3,556	148	—	610	(36)	4,278

	Millions of Euros
	Balance at 01/01/04	Additions	Disposals	Translation Differences	Other	Balance at 31/12/04
Endesa Italia	1,373	15	—	—	(64)	1,324
Snet	—	226	(24)	—	(19)	183
Subsidiaries in Chile	1,837	—	—	(29)	—	1,808
Coelce	174	—	(57)	4	—	121
Ampla	114	—	—	(15)	—	99
Other	21	—	—	—	—	21
TOTAL	3,519	241	(81)	(40)	(83)	3,556

The valuation of the assets and liabilities of Snet required to calculate the related goodwill was completed in 2005. After this definitive allocation, the goodwill relating to Snet amounted to EUR 178 million.

The retirement in 2004 relating to SNET corresponds to the offset of the negative consolidation goodwill that arose on the acquisition of the additional 35% holding in 2004. The price paid in this second acquisition includes the effect of the price adjustment clause envisaged in the initial acquisition. Following concerns information at 31 December 2004, from the financial statements of the SNET over which the Group held a 65% stake:

31/12/05
Millions of Euros
	Non-					Non-
	Current	Current			Minority	Current	Current		Ordinary
Company	Assets	Assets	Goodwill	Treasury	interest	Liabilities	Liabilities	Revenue	Expenses
SNET	911	579	183	332	44	633	174	268	262

The goodwill relating to Finerge is provisional since the valuation of assets and liabilities required to definitively calculate the goodwill on the acquisition of this company had not yet been completed at the date of preparation of these consolidated financial statements.

According to the estimates and projections available to the Group’s directors, the projected cash flows attributable to these cash-generating units (or groups of units) to which the goodwill is allocated will make it possible to recover the carrying amount of each item of goodwill recognised at 31 December 2005.

9.                 Investments accounted for using the equity method

The detail of the main Group investees accounted for using the equity method and of the changes therein in 2005 and 2004 is as follows:

	Millions of Euros
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Result of Companies Accounted for Using the Equity Method	Dividends	Translation Differences	Transfers and Other	Balance at 31/12/05
Gas Atacama	111	—	—	—	9	—	13	(3)	130
Tejo Energía	83	—	5	—	6	(11)	—	4	87
Nuclenor	80	—	—	—	19	(33)	—	(3)	63
Altek	45	—	—	—	(1)	—	4	(18)	30
Tahaddart	11	—	—	—	2	—	—	9	22
Eurosviluppo	19	—	—	—	—	—	—	—	19
Elcogas	22	—	—	—	(4)	—	—	—	18
Auna	1,083	—	—	(904)	10	—	—	(189)	—
Smartcom	402	—	—	(411)	(2)	—	11	—	—
Sidec	30	—	—	(56)	8	(2)	—	20	—
NQF Gas	21	—	—	—	1	—	—	(22)	—
Other	284	(22)	1	(1)	19	(12)	6	(21)	254
TOTAL	2,191	(22)	6	(1,372)	67	(58)	34	(223)	623

	Millions of Euros
	Balance at 01/01/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Result of Companies Accounted for Using the Equity Method	Dividends	Translation Differences	Transfers and Other	Balance at 31/12/04
Gas Atacama	110	—	—	—	8	—	(10)	3	111
Tejo Energía	76	—	—	—	17	(10)	—	—	83
Nuclenor	78	—	—	—	14	(12)	—	—	80
Altek	—	43	—	—	1	—	1	—	45
Tahaddart	—	—	11	—	—	—	—	—	11
Eurosviluppo	—	—	19	—	—	—	—	—	19
Elcogas	—	—	24	—	(2)	—	—	—	22
Auna	819	—	261	—	10	—	—	(7)	1,083
Smartcom	229	—	187	—	(4)	—	(6)	(4)	402
Sidec	—	28	—	—	2	—	—	—	30
NQF Gas	21	—	—	—	—	—	—	—	21
Snet	435	—	—	—	6	—	—	(441)	—
Agbar	134	—	—	(135)	—	—	—	1	—
Other	245	(18)	3	(12)	27	(17)	(6)	62	284
TOTAL	2,147	53	505	(147)	79	(39)	(21)	(386)	2,191

The main transactions carried out by the Group in 2005 in respect of companies accounted for using the equity method were as follows (see Note 22):

•       The sale of the 27.7% investment in the share capital of the telecommunications operator Auna to France Telecom España, S.A. for EUR 2,221 million under an agreement entered into on 29 July 2005, which was formally executed, once it had been approved by the European authorities, on 8 November 2005.

The remaining 5.01% was sold to Deutsche Bank on 30 December 2005, for EUR 378 million. Endesa is entitled to receive 90% of the portion of the selling price in the first transaction made with these shares on or after 8 November 2008, that exceeds the amount of EUR 361 million capitalised at an annual rate of 4.5%.

The gain on this sale will not be recognised until the first quarter of 2006, since at 31 December 2005, the period in which Auna’s other shareholders could exercise their pre-emption rights had not yet ended. The amount collected in this transaction guarantees the delivery of these shares to Deutsche Bank, which will take place in the first quarter of 2006.

•       The sale of the Group’s investment in Smartcom Pcs for EUR 408 million.

•       The sale of Snet’s investment in the producer Séchilienne-Sidec (“Sidec”) for EUR 104 million.

•       The Group entered into an agreement with EDP for the sale to the latter of the 49% interest held by Endesa Gas in the Portuguese company NQF Gas SGPS, S.A. (“NQF Gas”) for EUR 57 million. The transaction will be completed once certain requirements in the agreement have been met and, therefore, Endesa classified its investment in NQF Gas as Non-Current Assets Classified as Held for Sale. The carrying amount of this investment at 31 December 2005, was EUR 22 million.

The main transactions carried out by the Endesa Group in 2004 in respect of companies accounted for using the equity method were as follows:

•       The investment of EUR 261 million in Auna relating to the acquisition of an additional 3% interest in this company.

•       The investment of EUR 187 million in Smartcom Pcs through the conversion into share capital of non-current loans existing at the beginning of the year.

•       The acquisition of an additional investment of 35% in Snet for EUR 121 million. This amount included the effect of the price adjustment envisaged in the first acquisition made in 2001. As a result of this acquisition, Snet was fully consolidated and, therefore, the investment existing at the beginning of 2004 was derecognised from the balance of Investments Accounted for Using the Equity Method.

•       In May 2004, the holding in Aguas de Barcelona, S.A. (AGBAR) was sold for €238 million giving rise to a gain of €102 million.

The following concerns information at 31 December 2005 and 31 December 2004, from the financial statements of the main companies over which the Group holds joint control:

	31/12/05
	Millions of Euros
Company	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	150	121	55	62	210	101
Ergon Energía	—	75	—	73	383	381
Tejo Energía	510	106	360	71	228	194
Pegop	8	—	—	3	19	3
Carbopego	21	—	11	—	98	94
Gas Atacama	1,114	221	615	170	206	172

	31/12/04
	Millions of Euros
Company	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	168	84	64	28	128	88
Ergon Energía	—	41	—	39	244	242
Tejo Energía	550	149	410	90	250	166
Pegop	—	12	—	6	19	11
Carbopego	—	8	—	1	73	74
Gas Atacama	744	163	560	128	190	152

The main economic and financial aggregates of the other companies over which the Endesa Group exercises joint control and those of the companies over which it exercises significant influence are not material.

10.          Non-current financial assets

The detail of Non-Current Financial Assets in the accompanying consolidated balance sheet and of the changes therein in 2005 and 2004 is as follows:

	Millions of Euros
	Balance at 31/12/04	First-Time Application of IASs 32 and 39	Additions or Charge for The Year	Disposals or Reductions	Value Adjustment against Reserves(*)	Translation Differences	Transfers and Other	Balance at 31/12/05
Loans and receivables	1,100	(109)	2,397	(152)	—	98	40	3,374
Available-for-sale investments	241	41	5	(37)	237	1	176	664
Financial derivatives (Note 18)	—	154	16	—	(28)	—	—	142
Impairment loss	(45)	—	(12)	13	—	(1)	(1)	(46)
TOTAL	1,296	86	2,406	(176)	209	98	215	4,134

(*)          Recognised under the heading “Equity—Unrealised Asset and Liability Revaluation Reserve” (see Note 13).

	Millions of Euros
	Balance at 01/01/04	Additions or Charge for The Year	Disposals or Reductions	Value Adjustment against Reserves	Translation Differences	Transfers and Other	Balance at 31/12/04
Loans and receivables	1,337	148	(185)	—	(2)	(198)	1,100
Available-for-sale investments	441	26	(54)	—	(5)	(167)	241
Impairment loss	(90)	(8)	33	—	—	20	(45)
TOTAL	1,688	166	(206)	—	(7)	(345)	1,296

Loans and receivables

The detail of Loans and Receivables at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	Balance at 31/12/05	Balance at 31/12/04
Financing of the shortfall in income from regulated activities in Spain (Note 4-a)	1,581	—
Additional non-mainland system compensation (Note 4-a)	579	225
Costs of transition to competition of Endesa Italia (Note 4-b)	120	—
Guarantees and deposits	365	320
Loans to associates	269	122
Loans to employees	156	110
Other loans	304	323
TOTAL	3,374	1,100

The detail, by maturity, at 31 December 2005, of the non-current and current loans to associates is as follows:

	Millions of Euros
	Balance	Current	Non-Current Maturities
	at	Maturity					Subsequent
	31/12/05	2006	2007	2008	2009	2010	Years	Total
Euro loans	123	1	2	1	2	—	117	122
Foreign currency loans	147	—	147	—	—	—	—	147
TOTAL	270	1	149	1	2	—	117	269

These loans earned an average interest of 4.33% in 2005.

The detail, by maturity, at 31 December 2004, of the non-current and current loans to associates is as follows:

	Millions of Euros
	Balance	Current	Non-Current Maturities
	at	Maturity					Subsequent
	31/12/04	2005	2006	2007	2008	2009	Years	Total
Euro loans	124	2	—	1	1	2	118	122
Foreign currency loans	140	140	—	—	—	—	—	—
TOTAL	264	142	—	1	1	2	118	122

These loans earned an average interest of 4.88% in 2004.

Available-for-sale investments

In 2005 the 5.01% interest in Auna amounting to EUR 359 million was included under this heading. Of this amount, which relates to the fair value of the investment at year-end, EUR 196 million were recognised under the heading “Equity—Asset and Liability Revaluation Reserve” (see Note 13).

This heading also includes the Group’s investment of 3% in Red Eléctrica de España, S.A. (“Red Eléctrica”) recognised for EUR 106 million, of which EUR 80 million are recorded under the heading “Equity—Asset and Liability Revaluation Reserve” (see Note 13). Under Royal Decree-Law 5/2005, of 11 March, the Group must reduce its investment in Red Eléctrica to 1% before 1 January 2008.

11.          Inventories

The detail of this heading at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	31/12/05	31/12/04
Fuel stocks:	623	634
Nuclear fuel	253	216
Other	370	418
Other inventories	205	153
Value adjustment	(16)	(31)
TOTAL	812	756

The fuel stock purchase commitments at 31 December 2005, amounted to EUR 2,318 million, assuming the market price at 31 December 2005, in the cases in which prices are tied to market prices. A portion of these commitments relates to natural gas purchase agreements with “take or pay” clauses. The Company’s directors consider that the Group will be able to fulfil these commitments and, therefore, they do not expect any contingency to arise in this connection.

The fuel stock purchase commitments at 31 December 2004 amounted to EUR 2,074 million.

12.          Trade and other receivables

The detail of this heading at 31 December 2005 and 2004, is as follows:

	Millions of Euros
Trade and Other Receivables	31/12/05	31/12/05
Trade receivables for sales	4,397	3,421
Tax assets:	864	466
Spanish corporation tax	456	217
Other taxes	408	249
Other receivables	1,186	745
Value adjustment	(349)	(250)
TOTAL	6,098	4,382

The average trade receivable collection period was 27 days in 2005 and 26 days in 2004.

13.          Equity

The detail of the Group’s Equity at 31 December 2005 and 2004, and of the changes  therein is as follows:

Share Capital	Share Premium	Legal Reserve	Revaluation Reserve	Restricted Reserves	Translation Differences	Unrealised Asset and Liability Revaluation Reserve	Retained Earnings	Interim Dividend	Total Equity of the Parent	Equity of Minority Interests	Total Equity
Balance at 01/01/04	1,271	1,376	285	1,714	178	—	—	3,635	(280)	8,179	4,751	12,930
Distribution of profit	—	—	—	—	—	—	—	(733)	280	(453)	(196)	(649)
Income and expenses recognised in equity	—	—	—	—	—	(20)	57	—	—	37	186	223
Profit for the year	—	—	—	—	—	—	—	1,253	—	1,253	408	1,661
Interim dividend	—	—	—	—	—	—	—	—	(288)	(288)	—	(288)
Inclusion/Exclusion of companies	—	—	—	—	—	—	—	—	—	—	265	265
Other payments to shareholders	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Transfers between reserves	—	—	—	—	(8)	—	—	8	—	—	—	—
Balance at 31/12/04	1,271	1,376	285	1,714	170	(20)	57	4,163	(288)	8,728	5,405	14,133
First-time application of IASs 32 and 39	—	—	—	—	—	—	(49)	(143)	—	(192)	(1,574)	(1,766)
Distribution of profit	—	—	—	—	—	—	—	(782)	288	(494)	(216)	(710)
Income and expenses recognised in equity	—	—	—	—	—	749	187	(209)	—	727	693	1,420
Profit for the year	—	—	—	—	—	—	—	3,182	—	3,182	575	3,757
Interim dividend	—	—	—	—	—	—	—	—	(323)	(323)	—	(323)
Inclusion/Exclusion of companies	—	—	—	—	—	—	—	—	—	—	113	113
Other payments to shareholders	—	—	—	—	—	—	—	(14)	—	(14)	(283)	(297)
Corporate restructuring	—	—	—	—	—	—	—	(24)	—	(24)	24	—
Balance at 31/12/05	1,271	1,376	285	1,714	170	729	195	6,173	(323)	11,590	4,737	16,327

13.1. Equity: Of the Parent

Share capital

At 31 December 2005, the share capital of Endesa, S.A. amounted to EUR 1,270,502,540.40 and was represented by 1,058,752,117 fully subscribed and paid shares of EUR 1.2 par value each, all of which are listed on the Spanish Stock Exchanges. There were no changes in 2004 or 2005.

At 31 December 2005, 22,676,060 of these shares were listed on the New York Stock Exchange in the form of ADRs (27,609,284 at 31 December 2004). Endesa, S.A.’s shares are also traded on the Santiago de Chile Offshore Stock Exchange.

On 5 September 2005, Gas Natural SDG, S.A. requested from the Spanish National Securities Market Commission (“the CNMV”) authorisation to launch a takeover bid for all the shares of Endesa, S.A. At the date of preparation of these consolidated financial statements, this takeover bid was subject to the authorisation of the related authorities.

Share premium

The consolidated Corporations Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

Legal reserve

Under the consolidated Corporations Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The Group’s Parent has recorded the legal reserve in full.

Revaluation reserve

The balance of Revaluation Reserve arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996, of 7 June.

This balance can be used, free of tax, to offset book losses that might arise in the future and to increase share capital.

From 1 January 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

Translation differences

The detail, by company, of translation differences net of taxes in the consolidated balance sheets at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	31/12/05	31/12/04
Ampla	39	2
Betania	33	7
Cachoeira Dourada	39	2
Fortaleza	20	(1)
Chilectra	(7)	(3)
Cien	24	1
Edesur	3	(11)
Emgesa	85	26
Endesa Chile	(35)	(4)
Enersis	(114)	(39)
Investluz/Coelce	27	1
Codensa	116	31
Pehuenche	19	—
Bialystok	8	4
Smartcom	—	(6)
Subsidiaries in Chile	438	(27)
Other	34	(3)
TOTAL	729	(20)

Interim dividend

The interim dividend in 2005 approved by the Board of Directors of Endesa, S.A. on 15 November 2005, amounts to EUR 0.305 gross per share, giving a total of EUR 323 million, which was deducted from the Parent’s equity at 31 December 2005.

The interim dividend in 2004 approved by the Board of Directors of Endesa, S.A. on 26 October 2004, amounted to EUR 0.272 gross per share, giving a total of EUR 288 million, which was deducted from the Parent’s equity at 31 December 2004.

Treasury shares

As authorised by the shareholders at the General Meetings on 19 June 2003 and 2 April 2004, and to facilitate trading liquidity at specific times, in 2004 ENDESA acquired 10,491,164 treasury shares for EUR 154 million for an average price of EUR 14.65 per share, and sold 12,580,825 shares for EUR 198 million for an average price of EUR 15.73 per share, giving rise to a gain of EUR 16 million with respect to the acquisition price. At 31 December 2004, Endesa did not hold any treasury shares.

As authorised by the shareholders at the General Meetings on 2 April 2004 and 27 May 2005, and to facilitate trading liquidity at specific times. In 2005 ENDESA, S.A. acquired 250,613 treasury shares for EUR 4 million for an average price of EUR 17.91 per share, and sold 250,613 shares for EUR 4 million for an average price of EUR 18.51 per share.

At 31 December 2005, Endesa did not hold any treasury shares.

Restrictions on the distribution of funds by subsidiaries

Certain Group companies have clauses in their financing contracts that have to be met in order to be able to distribute profits to shareholders. Also, certain companies have assets that are securing payables to creditors. The assets of the companies subject to these restrictions amount to EUR 971 million at 31 December 2005 and EUR 797 million at 31 December 2004.

Endesa is subject to the system of notices pursuant to Royal Decree 929/1998 and Law 5/1995 on the legal regime governing the disposal of public shareholdings in certain companies whereby it is necessary to inform the authorities, under certain circumstances, of acts and resolutions involving the acquisition of shares, or other similar equity interests, representing at least 10% of the share capital of Endesa, S.A., Endesa Generación, S.A. and Endesa Distribución Eléctrica, S.L. However, in the case of Endesa, S.A., purely financial acquisitions not aimed at participating in its control and/or management are excepted from this system of notices.

Also subject to this regime are corporate acts and resolutions involving the sale or charging of the shares or other equity interests of Endesa Generación, S.A. and Endesa Distribución Eléctrica, S.L. owned by Endesa, S.A.

The authorities may only oppose the act or resolution reported if they justifiably appreciate the existence of significant risks or negative effects, be they direct or indirect, on the business activities carried on by the companies, in order to guarantee the appropriate management of the companies and of the provision of services by them, in conformity with certain objective criteria contained in the related legislation.

Lastly, it should be noted that in December 2005 the Spanish government presented in Parliament a draft law that, if it were passed without any amendment, would repeal Royal Decree 929/1998 and Law 5/1995, thereby eliminating the Spanish legal regime governing the disposal of public shareholdings in certain companies.

13.2. Equity: Of minority interests

The main changes in this heading as a result of transactions carried out in 2005 and 2004 are described below.

In 2004 Snet started to be fully consolidated and, as a result, EUR 41 million were included under Equity—Of Minority Interests.

In 2005 EUR 137 million were included as a result of the sale of 5.33% of the investment in Endesa Italia, S.p.A. This sale gave rise to a gain of EUR 24 million, and this amount was recorded under the heading “Income from Sale of Assets” in the accompanying consolidated income statement (see Note 22).

In 2004, since IASs 32 and 39 were not applied, the preference shares amounting to EUR 1,500 million issued by the Group were recorded under this heading in the consolidated balance sheet. In 2005 they were classified as a liability under Non-Current Liabilities—Bank Borrowings and Other Financial Liabilities (see Note 16).

14.          Deferred income

The changes in the balance of this heading in the accompanying consolidated balance sheet in 2005 and 2004 were as follows:

	Millions of Euros
	Grants and Fixed Charges for Connection	Emission Allowances (See Notes 7 and 20)	Total
Balance at 01/01/04:	1,347	—	1,347
Inclusion/Exclusion of companies	8	—	8
Additions	248	—	248
Translation differences	(4)	—	(4)
Amount taken to income	(52)	—	(52)
Other	(12)	—	(12)
Balance at 31/12/04:	1,535	—	1,535
Inclusion/Exclusion of companies	4	—	4
Additions	601	374	975
Amount taken to income	(106)	(370)	(476)
Translation differences	25	—	25
Other	(1)	—	(1)
Balance at 31/12/05	2,058	4	2,062

15.          Long-term provisions

The detail of this heading in the consolidated balance sheet at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	31/12/05	31/12/04
Provisions for pensions and similar obligations	826	471
Provisions for labour force restructuring costs	2,209	2,233
Other provisions	2,062	1,690
TOTAL	5,097	4,394

a)               Provisions for pensions and similar obligations

Most of the Group companies have pension payment obligations to their employees, which vary on the basis of the Group company involved. These obligations, which combine defined benefits and defined contributions, are basically formalised in pension plans or insurance policies. The changes in 2005 and 2004 in the heading “Provisions for Pensions and Similar Obligations” on the liability side of the consolidated balance sheet were as follows:

	Millions of Euros
	2005	2004
Beginning balance	471	483
Period provisions with a charge to income for the year:
Staff costs	42	42
Finance expenses	15	5
Period provisions against equity: retained earnings	323	—
Amounts used:
Payments	(45)	(48)
Transfers and other	20	(11)
Ending balance	826	471

The Group’s employees in Spain included under the Framework Agreement dated 25 October 2000, are participants in the Endesa Group Employee Pension Plan. Most of the employees participate in defined contribution plans for retirement and defined benefit plans for disability and death of serving employees, as coverage for which the appropriate insurance policies have been taken out.

However, there are two large groups of employees (of a closed number in that no new employees can be included) who are not included in the general system described above:

1.                Electricity employees of the former Endesa: defined benefit pensions for retirement, death and disability. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, the monitoring required for this system does not differ significantly from that required for the mixed plans described above.

2.                Fecsa/Enher/HidroEmpordá employees: defined-benefit pension plan with expected annual salary increase rate tied to the increase in the CPI. This plan is treated exactly in the same way as a defined-benefit system.

Outside Spain, the pension obligations consist substantially in full of defined contribution arrangements, all of which have been externalised except in the countries whose legislation permits internal allowances in this connection, the amount of which is not material.

Based on the projected unit credit method, the assumptions used in calculating the actuarial liability in respect of uninsured defined benefit obligations in Spain at 31 December 2004 and 2005, were as follows:

	2005	2004
Discount rate	3.588%	4%
Annual CPI growth	2.30%	2.30%
Mortality tables	GRM/F 95	GRM/F 95

The provisions recognised under Staff Costs and Net Finance Costs relate to the provisions accrued in the year in relation to staff costs relating to current employees and the finance costs relating, in both cases, to unexternalised obligations. The balance of Equity—Retained Earnings (see Note 13) relates to the actuarial gains and losses and to the change in the liability derived from the change in the market value of the plan assets.

Under Royal Decree 1556/2005 approving the electricity tariff for 2006, from 1 January 2006 onwards, electricity supplied to employees of electric utilities will be paid for applying the general tariffs and access fees or tariffs. This legislative change represents an increase in the cost of the existing obligation to supply power to both present and former employees at a reduced price.

The increase in the estimated cost required to cover this obligation has led to an increase of EUR 249 million in the actuarial liability, and this amount was recognised under the heading “Equity—Retained Earnings” (see Note 13).

Set forth below is information on the actuarial liabilities and plan assets for the defined benefit obligations at 31 December 2005 and 2004:

	Millions of Euros
	2005	2004
Actuarial liability	1,465	1,239
Plan assets	1,187	1,055
Provision recognised in the consolidated balance sheet	278	184

The movements in the market value of plan assets in 2005 and 2004 were as follows:

	Millions of Euros
	2005	2004
Beginning market value	1,055	997
Estimated gain	72	68
Contributions made by the companies	35	40
Payments	(30)	(51)
Translation differences	55	1
Ending market value	1,187	1,055

The annual contributions to the pension plans are recorded directly with a charge to Staff Costs in the consolidated income statement. The contributions made in this connection in 2005 amounted to EUR 72 million and in 2004 amounted to EUR 47 million.

b)               Provisions for labour force restructuring costs

The obligations reflected in the consolidated balance sheet in respect of provisions for labour force restructuring costs arise as a result of collective or individual agreements with the Group’s employees which provide for the Company’s obligation to supplement the public social security system benefits in the event of termination of the employment relationship as a result of an agreement between the parties.

The changes in the Provisions for Labour Force Restructuring Costs on the liability side of the consolidated balance sheet in 2005 and 2004 were as follows:

	Millions of Euros
	2005	2004
Beginning balance	2,233	2,302
Period provisions with a charge to income for the year:
Staff costs	109	118
Finance costs	208	95
Amounts used:
Payments	(319)	(280)
Transfers and other	(22)	(2)
Ending balance	2,209	2,233

These liabilities relate substantially in full to the collective redundancy procedures undertaken by the Group companies in Spain. At 31 December 2005, there were two types of procedure in progress:

1)              Collective redundancy procedures approved by the former companies before the corporate restructuring in 1999.

The employees were entitled, based on the collective redundancy procedure approved at each company, to take early retirement between the ages of 50 and 55, in the period from 1998 to 2005, and an extension to 2007 was approved.

At 31 December 2005, the total number of employees considered in this connection is 4,908, substantially all of whom are no longer in the employ of the Group. At 31 December 2004, the total number of employees considered in this connection was 5,534, of whom 465 were pending.

2)              Voluntary redundancy plan approved in 2000.

The employees are entitled to take voluntary redundancy at the age of 60, provided that they have reached the age of 50 before 31 December 2005, and that they have at least ten years of service at that date. Employees aged between 50 and 60 are also entitled to take voluntary redundancy, provided that there is an agreement between the employee and the company concerned.

At 31 December 2005, the total number of employees considered in this connection is 4,659, of whom 1,600 are currently in a situation of pre-retirement. At 31 December 2004, the total number of employees is similar.

The economic conditions applicable to the employees who have availed themselves of these procedures are basically as follows:

•       The company will pay the employee, from the date of termination of his contract and through the first date of retirement that is possible after the unemployment benefits have come to an end and, at the very latest, until the ex-employee in question, reaching retirement age, vests the right to a termination benefit based on his last annual salary payment, which is updatable on the basis of the annual increase in the CPI.

•       The unemployment benefits and subsidies received, as well as any other amounts of official benefits for pre-retirement received prior to the date of definitive retirement, will be deducted from the resulting amounts.

The assumptions used for the actuarial calculation of the obligations arising under these collective redundancy procedures are as follows:

	2005	2004
Discount rate	3.588%	4%
Annual CPI growth	2.30%	2.30%
Mortality tables	GRM/F 95	GRM/F 95

The change in the actuarial assumptions and in the bases used to calculate the benefits and the new procedures considered gave rise to increases of EUR 220 million and EUR 118 million in these provisions in 2005 and 2004, respectively. Of these amounts, EUR 111 million related to the decrease in the discount rate used and were classified as Finance Costs in the 2005 consolidated income statement. The remaining EUR 109 million were classified under the heading “Staff Costs” in the consolidated income statement. Also, financial accrual relating to these provisions in 2005 and 2004 amounted to EUR 97 million and EUR 95 million, respectively, and these amounts are classified as Net Finance Costs in the accompanying consolidated income statement.

c)                Other provisions

The detail of the balance of Other Provisions on the liability side of the accompanying consolidated balance sheet and of the changes therein in 2005 is as follows:

	Millions of Euros
	Provisions for Litigation, Termination Benefits, etc.	Provisions for Facility Closure Costs	Total
Balance at 31/12/04	1,326	364	1,690
Period provisions charged to income for the year:
Staff costs	47	—	47
Finance costs	40	14	54
Other expenses	239	10	249
Period provisions charged to non-current assets	(2)	22	20
Amounts used:
Payments	(75)	(4)	(79)
Translation differences	102	—	102
Transfers and other	(27)	6	(21)
Balance at 31/12/05	1,650	412	2,062

The detail of the balance of Other Provisions on the liability side of the accompanying consolidated balance sheet and of the changes therein in 2004 is as follows:

	Millions of Euros
	Provisions for Litigation, Termination Benefits, etc.	Provisions for Facility Closure Costs	Total
Balance at 1/1/04	1,249	322	1,571
Period provisions charged to income for the year:
Staff costs	30	—	30
Finance costs	27	13	40
Other expenses	97	14	111
Period provisions charged to non-current assets	—	(19)	(19)
Amounts used:
Payments	(60)	(5)	(65)
Translation differences	8	1	9
Transfers and other	(25)	38	13
Balance at 31/12/04	1,326	364	1,690

Litigation and arbitration

At the date of preparation of these consolidated financial statements, the main lawsuits or arbitration proceedings involving the Group companies were as follows:

•       In 2002 EDF International (“EdF”) filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. seeking an order against Endesa Internacional, S.A. to pay EdF USD 256 million plus interest, and against Repsol YPF Group to pay US$ 69 million plus interest. Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. filed an answer and a counterclaim seeking an order against EdF to pay Endesa Internacional USD 58 million and YPF, S.A. USD 14 million. This dispute arose from the sale to the French EdF Group of the investments of YPF, S.A. and Endesa Internacional, S.A. in the Argentine companies Easa and Edenor. The arbitration proceedings are still in progress, and the most recent arbitral actions (evidentiary hearing) were taken in October 2005.

•       There are five court proceedings in progress for an amount of over EUR 2 million against Endesa Distribución Eléctrica which could give rise to the obligation to settle various claims (damages resulting from forest fires in Cataluña; administrative penalty for power cuts in Barcelona; and a claim regarding the fulfilment of an agreement for the construction of electricity facilities in the Canary Islands), amounting to an aggregate amount of EUR 61 million.

•       The Spanish State Auditing Agency issued an adverse report on certain grants received by Encasur, which, should it be confirmed by the competent instances, would result in a proceeding being instituted for repayment of the grants amounting to approximately EUR 37 million.

•       Until 31 December 1996, Endesa and its subsidiaries were taxed for corporation tax purposes as part of the consolidated tax group of Sociedad Estatal de Participaciones Industriales (“SEPI”).

The Corporation Tax Law provides that companies leaving the Group are entitled to take tax credits not used by the Group if the companies contributed to the generation of the tax credits. Accordingly, the financial and tax inspection authorities issued reports to Endesa, S.A. and Unelco recognising the right of these companies to take the tax credits for investments that they had generated from 1992 to 1996 from 1997 onwards.

However, subsequently, as a result of the inspection conducted at SEPI, in the assessment issued against the SEPI Group relating to 1996, the financial and tax inspection authorities took all or some of the tax credits generated from 1992 through 1996 by the Endesa Group companies. On 14 June 2001, the Secretary of State for Finance handed down two separate decisions declaring the reports issued to Endesa and Unelco and recognising their right to take the tax credits generated in the aforementioned years to be injurious.

Proceedings for judicial review as a result of the aforementioned decisions were instituted at the National Appellate Court, which dismissed the tax authorities’ case. Accordingly, the tax authorities have appealed to the Supreme Court.

The financial and tax inspection authorities also issued assessments against Endesa disallowing its right to take the tax credits generated from 1992 through 1996. All these assessments, except for one on which no decision has yet been taken, have been adjudged to be null and void by the Central Economic-Administrative Tribunal.

Lastly, the National Appellate Court ruled the SEPI assessment of 1996 in which the tax credits were taken null and void. A cassation appeal can be filed against the National Appellate Court’s decision with the Supreme Court.

The tax credits that could be affected by the outcome of the proceedings described above total a maximum amount of EUR 136 million.

•       The authorities have challenged the applicability of certain tax incentives corresponding to the Endesa tax group, the maximum contingency for which amounts to EUR 31 million.

•       The reform of the Local Finances Law, effective from 1 January 2003, modified the air, surface and subsurface charge for occupying the local public domain and included electricity retailers as parties liable to pay this charge, despite their not owning the electricity distribution systems occupying the local public domain. However, certain municipal councils are issuing assessments against Endesa Energía, S.A. for the payment of the charge relating to 2002 and prior years.

Certain contradictory decisions have been handed down by the various High Courts regarding the applicability of the aforementioned assessments and, therefore, the ultimate decision will be handed down by the Supreme Court. The lawsuits total EUR 9 million, although the maximum contingency in this respect amounts to EUR 42 million.

•       The Peruvian tax authorities (“Sunat”) have been questioning the tax effects of the revaluation by Edegel when the spin-off took place in 1996. With respect to the matters in dispute, Edegel has obtained decisions upholding its case at two instances (Arbitral Tribunal and Tax Tribunal), and the Sunat are currently reviewing the correctness of the values then ascribed in the course of the revaluation. At the date of preparation of these consolidated financial statements, Sunat had issued assessments for the period from 1996 to 2001 totalling PEN 205 million. Endesa has an investment of 13.78% in Edegel.

•       The Brazilian customs authorities (“Decex”) have challenged the applicability of a special customs arrangement for imported products, granted previously in 1998 to the Brazilian subsidiary Cien. On 15 December 2004, the Brazilian tax authorities ruled that Cien had to pay BRL 187 million in respect of taxes, interest and a penalty on products imported through the State of Río de Janeiro. This ruling has been appealed to the Administrative Tribunal.

•       ENDESA’s Brazilian subsidiary Ampla Energía e Servicios, S.A. (“Ampla”) won a claim filed against the Brazilian government arguing that Ampla did not have to pay contributions for the financing of the social security system (“Cofins”). This tax is levied on revenue from sales of electricity. The Court upheld the previous judgment and declared it final. In 1997 the Brazilian government filed an ““Ação Rescisória,” a special proceeding for reviewing final judgments. The disputed amount is approximately USD 100 million.

•       Also, in 2005 the Brazilian tax authorities notified Ampla of a tax assessment for USD 206 million that has been appealed against. The authorities consider that the special tax regime, under which interest received by subscribers of a Fixed Rate Notes issue made by Ampla in 1998 is exempt from tax in Brazil, is not applicable.

•       Public Emergency and Regime Reform Law 25561, enacted by the Argentine authorities on 6 January 2002, rendered void certain conditions of the concession agreement of the Group subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to adapt them to the new situation.

The failure to renegotiate the agreement prompted the Chilean corporate stockholders of Edesur, subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes (“ICSID”). The arbitration to defend the lawful rights of the stockholders of Edesur was in progress at the date of preparation of these consolidated financial statements. However, it should be noted that in 2005 the parties involved in this arbitration negotiated an agreement which, if ultimately approved by the Argentine parliament and the Argentine government, could, if certain conditions are met, lead to the suspension of these arbitration proceedings.

•       Gas Natural SDG, S.A. has filed with the Barcelona Commercial Courts a statement of claim against Endesa and the members of its Board of Directors in which, among other matters, it requests that interim measures be taken to prohibit the distribution of dividends tied to the gain obtained on the sale of Auna. Although the legal advisers of Endesa consider this request to be absolutely unfounded, in view of the limitations inherent to any injunctive relief proceedings, the possibility of a court judgment being handed down suspending or limiting the distribution of dividends by the shareholders at the Annual General Meeting of Endesa cannot be ruled out.

The directors of Endesa consider that the provisions recorded in the accompanying consolidated balance sheet cover adequately the risks relating to litigation, arbitration proceedings and other transactions described in this Note and, accordingly, they do not expect any liabilities additional to those disclosed to arise.

In view of the nature of the risks covered by these provisions, it is not possible to determine a reasonable schedule for the related payments, if any.

16.          Bank borrowings and other financial liabilities

The detail of the non-current and current Bank Borrowings and Other Financial Liabilities at 31 December 2005 and 2004, is as follows:

	Millions of Euros
	31/12/05		31/12/04
	Current	Non-Current	Current	Non-Current
Preference shares(1)	—	1,419	—	—
Debt instruments and other held-for-trading liabilities	1,304	10,735	453	11,574
Bank borrowings	961	5,592	915	5,128
Other financial liabilities	185	841	173	1,013
Total bank borrowings and other financial liabilities	2,450	18,587	1,541	17,715

(1)          Since IASs 32 and 39 were not applied, at 31 December 2004, the preference shares were classified under Equity—Of Minority Interests.

The detail, by currency and maturity, of the Group’s financial liabilities is as follows:

	Millions of Euros
	Balance	Current	Non-Current Maturity					Total
	at	Maturity					Subsequent	Non-
	31/12/05	2006	2007	2008	2009	2010	Years	Current
Euro	13,484	1,192	716	320	1,947	5,227	4,082	12,292
US dollar	4,458	549	208	582	970	256	1,893	3,909
Chilean peso/ UF	715	209	3	3	5	131	364	506
Brazilian real	687	200	72	158	61	94	102	487
Other	1,693	300	83	124	165	64	957	1,393
TOTAL	21,037	2,450	1,082	1,187	3,148	5,772	7,398	18,587

The detail, by currency and maturity, of the Group’s financial liabilities is as follows:

	Millions of Euros
	Balance	Current	Non-Current Maturity					Total
	at	Maturity					Subsequent	Non-
	31/12/04	2005	2006	2007	2008	2009	Years	Current
Euro	13,915	894	3,199	798	2,871	2,860	3,293	13,021
US dollar	3.809	366	576	189	626	380	1,672	3,443
Chilean peso/ UF	422	3	141	12	6	9	251	419
Brazilian real	380	115	113	55	39	15	43	265
Other	730	163	167	48	66	123	163	567
TOTAL	19,256	1,541	4,196	1,102	3,608	3,387	5,422	17,715

The detail, by currency, of these liabilities, taking into account the effect of derivatives on this classification, is as follows:

	Millions of Euros
	31/12/05	31/12/04
Euro	15,033	13,922
US dollar	3,044	2,993
Chilean peso	1,399	1,108
Brazilian real	640	445
Other	921	788
TOTAL	21,037	19,256

In 2005 the financial liabilities bore average interest at 5.46%.

Preference shares:

In March 2003 Endesa Capital Finance carried out an issue of preference shares totalling EUR 1,500 million with the following features:

•       Dividend:   variable tied to three-month Euribor with a minimum APR of 4% and a maximum APR of 7% in the first ten years, and tied to Euribor plus an APR of 3.75% from the eleventh year onwards. The dividend will be payable quarterly.

•       Term:   perpetual, although the issuer may retire the shares early from the tenth year onwards for their par value.

•       Guarantee:   subordinated guarantee from Endesa, S.A.

•       Return:   the payment of dividends will be preferred and non-cumulative and conditional on the obtainment of a consolidated profit or on the payment of dividends on the common shares of Endesa, S.A.

In 2004 these shares were classified under Equity—Of Minority Interests because IASs 32 and 39 were not applied.

Hedging debt

Of the Group’s debt in US dollars, EUR 2,187 million relate to future cash flow hedges on the Group’s income from operations in Latin America tied to the US dollar.

The changes in 2005 and 2004 in the heading Equity—Asset and Liability Revaluation Reserves as a result of exchange differences on this debt were as follows:

	Millions of Euros
	2005	2004
Balance of asset and liability revaluation reserves at beginning of year	57	—
Exchange differences recognised in equity	57	59
Allocation of exchange differences to income	(5)	(2)
Other	1	—
Balance of asset and liability revaluation reserves at end of year	110	57

Other matters

At 31 December 2005, the Group companies had undrawn credit facilities totalling EUR 4,587 million. This amount, together with the current assets, sufficiently covers the Group’s short-term payment obligations. At 31 December 2004, the Group companies had undrawn credit facilities totaling EUR 2,733 million.

The Group’s financial liabilities contain the covenants that are habitual in contracts of this nature.

At 31 December 2005 and 2004 Endesa, S.A. does not have in its financing contracts any stipulations involving financial ratios that could lead to breach of contract and give rise to the early termination of the contracts.

As regards clauses relating to credit rating, Endesa S.A. has arranged financial transactions amounting to EUR 899 million at 31 December 2005 and EUR 805 million at 31 December 2004 that might require additional guarantees or renegotiation in the event of a drop in the credit rating.

Most of the contracts governing indebtedness to third parties of the companies consolidated with Endesa’s renewable energies subsidiary, ECyR, and of certain Latin American subsidiaries include standard project finance clauses relating to the fulfilment of certain financial ratios. Also, they require that all the assets assigned to the projects be pledged to the creditors. The outstanding balance of the debt to third parties that includes clauses of this nature amounted to EUR 405 million at 31 December 2005 and EUR 230 million at 31 December 2004.

As is customary, the contracts governing a large portion of the financial liabilities of Enersis and Endesa Chile contain cross default clauses in relation to some of their subsidiaries whereby if one of the subsidiaries were to default on its payment obligations or other commitments, under certain circumstances, for amounts that individually amount to USD 30 million, this situation could lead to the early maturity of a significant part of the debt of Enersis and Endesa Chile. The contracts governing the debt of Endesa, S.A. do not include any cross default clauses in relation to the debt of Enersis and Endesa Italia.

At 31 December 2005 and 2004, neither Endesa, S.A. nor any of its major subsidiaries were in a situation of non-compliance with their financial or other obligations that might give rise to the early maturity of their financial liabilities.

The Group’s directors consider that the existence of these clauses will not change the current/non-current classification in the accompanying consolidated balance sheet.

The fair value of the Group’s gross financial liabilities, including the value of the hedging derivatives, at 31 December 2005 and 2004, was EUR 21,859 million and EUR 20,279 million, respectively.

17.          Risk management policy

The Endesa Group is exposed to certain risks which it manages by applying risk identification, measurement, concentration limitation and oversight systems.

The main principles defined by the Endesa Group when establishing its policy for the management of the principal risks are as follows:

•       Comply with the principles of good corporate governance.

•       Comply strictly with all Endesa’s rules.

•       Each business and corporate area defines:

i.                    The markets and product lines in which it can operate on the basis of having sufficient know-how and capabilities to ensure effective risk management.

ii.                Criteria concerning counterparties.

iii.            The authorised operators.

•       The businesses and corporate areas establish for each market in which they operate the level of risk that they are prepared to assume on a basis that is consistent with the strategy defined.

•       The limits of the businesses and corporate areas are approved by their respective Risk Committees or, should they not have one, by the Endesa Risk Committee.

•       All the businesses and corporate areas must conduct their business within the limits approved in each case.

•       The businesses, corporate areas, lines of business and companies establish the risk management controls required to ensure that the transactions are performed in the markets in accordance with the policies, principles and procedures of Endesa.

Interest rate risk

Interest rate fluctuations change the fair value of assets and liabilities that bear a fixed interest rate and the future flows from assets and liabilities bearing interest at a floating rate.

The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimise the cost of the debt over several years with reduced income statement volatility.

Based on the Endesa Group’s estimates and debt structure targets, hedging transactions are carried out by arranging derivatives that mitigate these risks.

The detail of the interest rate risk structure at 31 December 2005, distinguishing between risk tied to fixed and protected interest rates and risk tied to floating interest rates and taking into account the derivatives arranged, is as follows:

Net Position
(Millions of Euros)
Fixed or protected interest rate	16,251
Floating interest rate	2,030
TOTAL	18,281

The detail of the interest rate risk structure at 1 January 2005, distinguishing between risk tied to fixed and protected interest rates and risk tied to floating interest rates and taking into account the derivatives arranged, is as follows:

Net Position
(Millions of Euros)
Fixed or protected interest rate	16,036
Floating interest rate	2,662
TOTAL	18,698

The reference interest rates for the borrowings arranged by the Endesa Group companies are mainly Euribor and US dollar Libor. In the case of the Latin American currencies, the borrowings are generally tied to the local indexes customarily used in the banking industry.

Foreign currency risk

The foreign currency risk relates mainly to the following transactions:

•       Debt denominated in foreign currencies arranged by the Group companies and associates.

•       Payments to be made in international markets in order to purchase fuel stocks.

•       Income in Latin America tied to the performance of the US dollar.

In addition, the new assets relating to net investments in foreign operations whose functional currency is not the euro are exposed to foreign exchange risk in the translation of the financial statements of these foreign operations on consolidation.

In order to mitigate the foreign exchange risk, the Endesa Group arranged currency swaps and interest rate hedges. The Group also attempts to achieve a balance between the cash collections and payments relating to its assets and liabilities denominated in foreign currencies.

Commodity price risk

The Endesa Group is exposed to the risk of fluctuations in commodity prices, largely through:

•       Purchases of fuel stocks in the electricity generation process.

•       Power purchase and sale transactions made in domestic and international markets.

Exposure to this risk is managed at long term through the diversification of contracts, management of the procurements portfolio by tying it to indexes that perform in a similar or comparable way to end electricity prices (generation) or selling prices (retailing), and through contractual periodic renegotiation clauses, the aim of which is to maintain the economic equilibrium of procurements.

At short and medium term fluctuations in the prices of procurements are managed through specific hedging transactions, generally using derivatives.

Liquidity risk

The Group’s liquidity policy consists of the arrangement of committed credit facilities and current financial assets for an amount sufficient to cater for the projected needs for a given period based on the status and expectations of the debt and capital markets.

Credit risk

The Group is not exposed to significant credit risk, since the average period for making collections from customers is very short and cash placements and made and derivatives are arranged with highly solvent entities.

18.          Derivative financial instruments

Endesa, applying the risk management policy described above, uses mainly interest rate and foreign exchange hedging derivatives.

The most commonly used interest rate derivatives are interest rate swaps, forward rate agreements and interest rate options. The most frequently used foreign exchange derivatives are cross currency swaps and foreign exchange hedges.

The Company classifies its hedges into three categories:

•       Cash flow hedges:   which hedge the cash flows on debt.

•       Fair value hedges:   which hedge the fair value of the debt.

•       Other hedges:   hedges which, because they do not meet the requirements established by IFRSs, cannot be designated as cash flow or fair value hedges.

The detail, by maturity, of the notional and/or contractual amounts of the derivatives outstanding at the Group and of their fair value at 31 December 2005, is as follows:

	Millions of Euros
		Notional Amount
Derivatives	Fair Value	2006	2007	2008	Subsequent Years	Total
Interest rate hedges
Cash flow hedges	(172)	728	383	315	5,762	7,188
Fair value hedges	243	958	67	174	767	1,966
Foreign exchange hedges
Cash flow hedges	(269)	200	41	131	1,913	2,285
Fair value hedges	(15)	49	—	—	22	71
Commodity price hedges
Cash flow hedges	(17)	1,511	22	—	—	1,533
Derivatives not designated as hedging instruments
Interest rate	28	311	235	30	1,855	2,431
Foreign exchange	(40)	85	9	1	—	95
Fuel	—	—	3	—	—	3
Electricity	1	222	—	—	—	222

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since these amounts only constitute the basis on which the derivative settlement calculations were made.

The balance of Equity—Asset and Liability Revaluation Reserve at 31 December 2005, relating to cash flow hedges was a negative amount of EUR 191 million before tax, with a negative change of
EUR 70 million with respect to the related balance at the beginning of the year.

This change includes a negative amount of EUR 49 million included under the heading Financial Loss in the accompanying consolidated income statement to offset the effect on the consolidated income statement of the underlying being hedged.

The amount of the cash flow hedges recognised in equity at 31 December 2005, will foreseeably be transferred to the consolidated income statement as follows:

Millions of Euros
2006	25
2007	24
2008	24
Subsequent years	118
TOTAL	191

19.          Tax matters

ENDESA, S.A. heads a Group that files consolidated corporation tax returns in Spain. The Consolidated Tax Group includes Endesa, S.A., as the Parent, and as subsidiaries, the Spanish companies that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups. At 31 December 2005, the Consolidated Tax Group comprised 58 companies (67 companies at 31 December 2004), of which the most significant were Endesa, S.A., Endesa Generación, S.A., Gas y Electricidad Generación, S.A.U. (“Gesa Generación”), Unión Eléctrica de Canarias Generación (“Unelco Generación”), Endesa Red, S.A., Endesa Distribución Eléctrica, S.L., Endesa Operaciones y Servicios Comerciales, S.L., Endesa Energía, S.A., Endesa Europa, S.A., Endesa Internacional S.A., Endesa Participadas, S.A. and Endesa Financiación Filiales, S.A.

The Group’s other subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

Set forth below are the reconciliation of the income tax resulting from the application of the standard tax rate in force in Spain to the Profit before Tax, the income tax expense recognised in the consolidated income statement and the reconciliation of this expense to the net income tax payable for 2005 and 2004:

	Millions of Euros
	2005	2004
Consolidated profit before tax	4,547	2,013
Permanent differences	(713)	(338)
Adjusted profit	3,834	1,675
Tax rate	35%	35%
Profit adjusted by tax rate	1,342	586
Effect of applying different tax rates	(101)	(61)
Tax credits	(451)	(173)
Income tax expense in the consolidated income statement	790	352
Tax recognised directly in equity	(114)	30
Total income tax expense	676	382
Temporary differences	(158)	(237)
Net income tax payable	518	145

The deferred taxes arose in 2005 and 2004 as a result of the following:

	Millions of Euros
Deferred Tax Assets	2005	2004
Depreciation and amortisation charge	250	88
Provisions for pensions and collective redundancy procedures	1,486	1,379
Other provisions	491	644
Tax loss and tax credit carryforwards	407	392
Asset revaluation in Italy	197	—
Other	629	856
TOTAL	3,460	3,359

	Millions of Euros
Deferred Tax Liabilities	2005	2004
Accelerated depreciation of assets for tax purposes	1,313	1,116
Other	539	608
TOTAL	1,852	1,724

The detail at 31 December 2005, of the prior years’ tax losses available for offset against future profits and the last years for offset are as follows:

Year	Millions of Euros
2006	1
2007	334
2008	6
Subsequent years	1,817

Of these tax losses, which relate mainly to Latin America, EUR 160 million are recognised under Deferred Tax Assets on the asset side of the consolidated balance sheet at 31 December 2005 (EUR 152 million at 31 December 2004). No tax asset was recognised in respect of the remaining EUR 1,998 million since there is no certainty as to their recoverability.

The aggregate amount of temporary differences associated with retained earnings of subsidiaries for which deferred tax liabilities have not been recognised at 31 December 2005, was not material.

At 31 December 2005, tax assessments totalling approximately EUR 284 million had been issued against the Group.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to tax liabilities which cannot be objectively quantified at the present time. However, the Group’s directors consider that the liabilities that could arise in this connection would not have a material effect on the Group’s future earnings.

20.          Revenue

a)               Sales

The detail of this heading in the consolidated income statements for 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
Power sales	15,846	12,001
Services	1,662	1,508
TOTAL	17,508	13,509

b)               Other operating income

The detail of the other operating income in 2005 and 2004 is as follows:

	Millions of Euros
	2005	2004
CO2 emission allowances (Note 14)	370	—
Grants related to income	23	24
Grants related to assets transferred to income for the year	106	46
Other current operating income	222	86
TOTAL	721	156

21.          Financial loss

The detail of the heading “Financial Loss” in the accompanying consolidated income statement is as follows:

	Millions of Euros
	2005	2004
Finance income	224	213
Finance costs:	(1,481)	(1,300)
Debt	(1,204)	(1,147)
Provisions	(277)	(153)
Exchange differences:	5	(60)
Gains	243	127
Losses	(238)	(187)
Financial loss	(1,252)	(1,147)

The financial loss for 2004 does not include a cost of EUR 60 million relating to the preference shares because they were recognised in 2004 under Equity—Of Minority Interests in the consolidated balance sheet since IASs 32 and 39 were not applied in that year (see Notes 13.2 and 16).

22.          Income from sale of assets

The detail of the heading “Income from Sale of Assets” in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2005	2004
Equity investments:
Auna	1,273	—
Sechilienne-Sidec	48	—
Endesa Italia S.p.A	24	—
Nueva Nuinsa S.L	16	—
Lydec Lyonnaise Des Eaux Casablanca	12	—
Cepm	7	—
Smartcom Pcs	(3)	—
Agbar	—	102
Senda Ambiental, S.A.	—	14
Netco Redes, S.A.	—	8
Enditel	—	(4)
Real estate and other assets	109	75
TOTAL	1,486	195

23.          Segment reporting

Basis of segmentation

In carrying on its business activities, the Group’s organisation is articulated on the basis of giving priority to its core business, consisting of the generation, transmission, distribution and retailing of electricity, gas and the provision of related services, and establishes three major lines of business, each based on a geographical area:

•       Spain and Portugal, which are managed as an integrated market.

•       Rest of Europe.

•       Latin America.

Although within each geographical segment the Group considers there to be a single vertically integrated activity, for the purpose of endowing the segments in Spain and Portugal and Latin America with greater transparency, Generation and Distribution are treated as secondary segments, and the retailing activity associated therewith are included in each of them. In the case of the Rest of Europe, the Group only has a presence in the Generation activity.

Since the corporate organisation of the Group basically coincides with that of the businesses and, therefore, of the segments, the basis of allocation established in the segment reporting presented below is based on the financial information of the companies making up each segment.

Also, in 2005 the Group had a fourth line of business called “Other Businesses” which included almost exclusively the equity investments in companies in the telecommunications industry, which were sold in 2005.

In the segment information presented below, the balances relating to “Other Businesses” were allocated among the three geographical segments, as appropriate. When the geographical segments were broken down into the secondary segments they were included in “Adjustments and Other”.

	Millions of Euros
	2005				2004
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
REVENUE	9,277	3,720	5,232	18,229	6,732	2,576	4,357	13,665
Sales	8,761	3,598	5,149	17,508	6,655	2,557	4,297	13,509
Other operating income	516	122	83	721	77	19	60	156
PROCUREMENTS AND SERVICES	(4,072)	(2,497)	(2,534)	(9,103)	(2,369)	(1,746)	(2,177)	(6,292)
Power purchased	(875)	(1,087)	(1,405)	(3,367)	(434)	(862)	(1,060)	(2,356)
Cost of fuel consumed	(2,057)	(1,189)	(332)	(3,578)	(1,547)	(817)	(360)	(2,724)
Transmission expenses	(273)	(10)	(368)	(651)	(189)	(31)	(300)	(520)
Other variable procurements and services	(867)	(211)	(429)	(1,507)	(199)	(36)	(457)	(692)
CONTRIBUTION MARGIN	5,205	1,223	2,698	9,126	4,363	830	2,180	7,373
Work on non-current assets	139	9	22	170	133	10	18	161
Staff costs	(1,049)	(161)	(337)	(1,547)	(993)	(115)	(285)	(1,393)
Other fixed operating expenses	(1,040)	(184)	(505)	(1,729)	(1,039)	(190)	(391)	(1,620)
GROSS PROFIT/LOSS FROM OPERATIONS	3,255	887	1,878	6,020	2,464	535	1,522	4,521
Depreciation and amortisation charge	(1,005)	(269)	(502)	(1,776)	(1,042)	(165)	(468)	(1,675)
PROFIT/LOSS FROM OPERATIONS	2,250	618	1,376	4,244	1,422	370	1,054	2,846
FINANCIAL PROFIT/LOSS	(664)	(64)	(524)	(1,252)	(545)	(62)	(540)	(1,147)
Net finance costs	(654)	(63)	(540)	(1,257)	(571)	(63)	(453)	(1,087)
Exchange differences	(10)	(1)	16	5	26	1	(87)	(60)
Result of companies accounted for by the equity method	54	9	4	67	57	10	12	79
Income from other investments	(4)	—	6	2	40	—	—	40
Income from sale of assets	1,391	84	11	1,486	193	—	2	195
PROFIT/LOSS BEFORE TAX	3,027	647	873	4,547	1,167	318	528	2,013
Income tax	(572)	(104)	(114)	(790)	(137)	(114)	(101)	(352)
PROFIT/LOSS FOR THE YEAR	2,455	543	759	3,757	1,030	204	427	1,661
PARENT	2,446	425	311	3,182	961	169	123	1,253
Minority interests	9	118	448	575	69	35	304	408

	Millions of Euros
	2005				2004
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
ASSETS
Non-current assets	25,295	5,692	14,755	45,742	21,942	5,365	12,386	39,693
Property, plant and equipment	18,176	3,572	10,565	32,313	16,663	3,532	8,715	28,910
Investment property	4	—	67	71	—	—	58	58
Intangible assets	720	74	69	863	251	14	58	323
Goodwill	148	1,471	2,659	4,278	—	1,507	2,049	3,556
Non-current financial assets	3,409	151	574	4,134	756	41	499	1,296
Investments accounted for using the equity method	378	78	167	623	1,494	112	585	2,191
Deferred tax assets	2,460	346	654	3,460	2,778	159	422	3,359
Current assets	6,075	1,145	2,381	9,601	4,356	833	2,300	7,489
Inventories	548	150	114	812	502	189	65	756
Trade and other receivables	3,124	805	1,305	5,234	2,403	487	1,026	3,916
Current financial assets	22	—	55	77	(78)	13	129	64
Current tax assets	471	63	330	864	114	83	269	466
Cash and cash equivalents	1,910	127	577	2,614	1,306	61	811	2,178
Other assets	—	—	—	—	109	—	—	109
Non-current assets cl. as held for sale	22	—	—	22	—	—	—	—
TOTAL ASSETS	31,392	6,837	17,136	55,365	26,298	6,198	14,686	47,182
EQUITY AND LIABILITIES
Equity	6,566	2,834	6,927	16,327	7,022	2,306	4,805	14,133
Of the Parent	6,447	1,979	3,164	11,590	5,406	1,667	1,655	8,728
Of minority interests	119	855	3,763	4,737	1,616	639	3,150	5,405
Non-current liabilities	18,337	2,704	7,589	28,630	15,201	2,947	8,252	26,400
Deferred income	1,799	148	115	2,062	1,446	9	80	1,535
Long-term provisions	3,865	342	890	5,097	3,469	254	671	4,394
Bank borrowings and other financial liabilities	11,719	1,390	5,478	18,587	9,256	1,881	6,578	17,715
Other non-current payables	407	503	122	1,032	397	535	100	1,032
Deferred tax liabilities	547	321	984	1,852	633	268	823	1,724
Current liabilities	6,489	1,299	2,620	10,408	4,075	945	1,629	6,649
Bank borrowings and other financial liabilities	1,219	23	1,208	2,450	592	297	652	1,541
Non-current trade and other payables	5,024	1,002	948	6,974	3,248	576	756	4,580
Current tax liabilities	246	274	464	984	235	72	221	528
TOTAL EQUITY AND LIABILITIES	31,392	6,837	17,136	55,365	26,298	6,198	14,686	47,182

	Electricity Business in Spain and Portugal
	2005					2004
	Generation	Distribution	Corporate Activities	Adjustments and Other	Total	Generation	Distribution	Corporate Activities	Adjustments and Other	Total
REVENUE	8,140	1,944	8	(815)	9,277	5,506	1,862	84	(720)	6,732
Sales	7,740	1,824	8	(811)	8,761	5,461	1,762	75	(643)	6,655
Other operating income	400	120	—	(4)	516	45	100	9	(77)	77
PROCUREMENTS AND SERVICES	(4,761)	(138)	—	827	(4,072)	(2,937)	(88)	(9)	665	(2,369)
Power purchased	(1,017)	(2)	—	144	(875)	(495)	—	(9)	70	(434)
Cost of fuel consumed	(2,057)	—	—	—	(2,057)	(1,554)	(1)	—	8	(1,547)
Transmission expenses	(828)	(1)	—	556	(273)	(608)	(1)	—	420	(189)
Other variable procurements and services	(859)	(135)	—	127	(867)	(280)	(86)	—	167	(199)
CONTRIBUTION MARGIN	3,379	1,806	8	12	5,205	2,569	1,774	75	(55)	4,363
Work on non-current assets	7	116	—	16	139	13	108	1	11	133
Staff costs	(391)	(518)	(132)	(8)	(1,049)	(393)	(441)	(134)	(25)	(993)
Other fixed operating expenses	(678)	(515)	173	(20)	(1,040)	(664)	(540)	128	37	(1,039)
GROSS PROFIT/LOSS FROM OPERATIONS	2,317	889	49	—	3,255	1,525	901	70	(32)	2,464
Depreciation and amortisation charge	(571)	(410)	(23)	(1)	(1,005)	(628)	(390)	(24)	—	(1,042)
PROFIT/LOSS FROM OPERATIONS	1,746	479	26	(1)	2,250	897	511	46	(32)	1,422
FINANCIAL PROFIT/LOSS	(241)	(250)	(196)	23	(664)	(186)	(181)	743	(921)	(545)
Net finance costs	(241)	(250)	(189)	26	(654)	(186)	(182)	734	(937)	(571)
Exchange differences	—	—	(7)	(3)	(10)	—	1	9	16	26
Result of companies accounted for by the equity method	41	3	—	10	54	45	1	—	11	57
Income from other investments	1	2	4,075	(4,082)	(4)	23	—	407	(390)	40
Income from sale of assets	—	106	9	1,276	1,391	—	48	23	122	193
PROFIT/LOSS BEFORE TAX	1,547	340	3,914	(2,774)	3,027	779	379	1,219	(1,210)	1,167
Income tax	(401)	(138)	(250)	217	(572)	(166)	(85)	(103)	217	(137)
PROFIT/LOSS FOR THE YEAR	1,146	202	3,664	(2,557)	2,455	613	294	1,116	(993)	1,030
PARENT	1,144	199	3,664	(2,561)	2,446	612	291	1,116	(1,058)	961
Minority interests	2	3	—	4	9	1	3	—	65	69

	Electricity Business in Spain and Portugal
	2005					2004
	Generation	Distribution	Corporate Activities	Adjustments and Other	Total	Generation	Distribution	Corporate Activities	Adjustments and Other	Total
ASSETS
Non-current assets	11,858	10,220	48,305	(45,088)	25,295	10,320	9,282	40,605	(38,265)	21,942
Property, plant and equipment	9,153	8,592	77	354	18,176	8,650	7,558	78	377	16,663
Investment property	—	4	—	—	4	—	—	—	—	—
Intangible assets	539	142	38	1	720	65	150	35	1	251
Goodwill	148	—	—	—	148	—	—	—	—	—
Non-current financial assets	841	379	47,696	(45,507)	3,409	358	368	39,430	(39,400)	756
Investments accounted for using the equity method	273	11	—	94	378	258	32	9	1,195	1,494
Deferred tax assets	904	1,092	494	(30)	2,460	989	1,174	1,053	(438)	2,778
Current assets	4,237	1,981	6,848	(6,991)	6,075	2,016	1,247	2,494	(1,401)	4,356
Inventories	534	19	—	(5)	548	482	16	—	4	502
Trade and other receivables	2,978	1,692	142	(1,688)	3,124	1,371	1,175	165	(308)	2,403
Current financial assets	8	2	4,215	(4,203)	22	15	4	614	(711)	(78)
Current tax assets	596	243	1,014	(1,382)	471	113	47	432	(478)	114
Cash and cash equivalents	121	25	1,462	302	1,910	35	5	1,266	—	1,306
Other assets	—	—	15	(15)	—	—	—	17	92	109
Non-current assets cl. held f.sale	—	22	—	—	22	—	—	—	—	—
TOTAL ASSETS	16,095	12,223	55,153	(52,079)	31,392	12,336	10,529	43,099	(39,666)	26,298
EQUITY AND LIABILITIES
Equity	4,448	1,733	21,432	(21,047)	6,566	4,749	2,035	18,944	(18,706)	7,022
Of the Parent	4,430	1,723	21,432	(21,138)	6,447	4,733	2,025	18,944	(20,296)	5,406
Of minority interests	18	10	—	91	119	16	10	—	1,590	1,616
Non-current liabilities	6,051	8,359	24,355	(20,428)	18,337	5,668	6,600	20,959	(18,026)	15,201
Deferred income	86	1,720	—	(7)	1,799	88	1,358	—	—	1,446
Long-term provisions	1,608	1,874	377	6	3,865	1,395	1,583	513	(22)	3,469
Bank borrowings and other financial liabilities	4,008	4,374	23,853	(20,516)	11,719	3,863	3,279	20,317	(18,203)	9,256
Other non-current payables	108	293	—	6	407	115	277	—	5	397
Deferred tax liabilities	241	98	125	83	547	207	103	129	194	633
Current liabilities	5,596	2,131	9,366	(10,604)	6,489	1,919	1,894	3,196	(2,934)	4,075
Bank borrowings and other financial liabilities	554	205	6,832	(6,372)	1,219	37	183	2,390	(2,018)	592
Non-current trade and other payables	4,424	1,838	1,736	(2,974)	5,024	1,628	1,595	520	(495)	3,248
Current tax liabilities	618	88	798	(1,258)	246	254	116	286	(421)	235
TOTAL EQUITY AND LIABILITIES	16,095	12,223	55,153	(52,079)	31,392	12,336	10,529	43,099	(39,666)	26,298

	Electricity Business in Latin America
	2005					2004
	Generation	Distribution	Corporate Activities	Adjustments and Other	Total	Generation	Distribution	Corporate Activities	Adjustments and Other	Total
REVENUE	2,297	3,476	17	(558)	5,232	1,936	2,912	6	(497)	4,357
Sales	2,284	3,419	10	(564)	5,149	1,947	2,862	5	(517)	4,297
Other operating income	13	57	7	6	83	(11)	50	1	20	60
PROCUREMENTS AND SERVICES	(1,063)	(2,048)	—	577	(2,534)	(816)	(1,839)	—	478	(2,177)
Power purchased	(328)	(1,684)	—	607	(1,405)	(231)	(1,381)	—	552	(1,060)
Cost of fuel consumed	(332)	—	—	—	(332)	(308)	(18)	—	(34)	(360)
Transmission expenses	(281)	(115)	—	28	(368)	(226)	(71)	—	(3)	(300)
Other variable procurements and services	(122)	(249)	—	(58)	(429)	(51)	(369)	—	(37)	(457)
CONTRIBUTION MARGIN	1,234	1,428	17	19	2,698	1,120	1,073	6	(19)	2,180
Work on non-current assets	—	22	—	—	22	—	18	—	—	18
Staff costs	(75)	(187)	(24)	(51)	(337)	(57)	(164)	(20)	(44)	(285)
Other fixed operating expenses	(107)	(365)	(78)	45	(505)	(125)	(279)	(64)	77	(391)
GROSS PROFIT/LOSS FROM OPERATIONS	1,052	898	(85)	13	1,878	938	648	(78)	14	1,522
Depreciation and amortisation charge	(270)	(221)	(2)	(9)	(502)	(216)	(248)	(1)	(3)	(468)
PROFIT/LOSS FROM OPERATIONS	782	677	(87)	4	1,376	722	400	(79)	11	1,054
FINANCIAL PROFIT/LOSS	(300)	(153)	(70)	(1)	(524)	(270)	(148)	(150)	28	(540)
Net finance costs	(305)	(146)	(82)	(7)	(540)	(258)	(106)	(80)	(9)	(453)
Exchange differences	5	(7)	12	6	16	(12)	(42)	(70)	37	(87)
Result of companies accounted for by the equity method	26	—	(6)	(16)	4	14	—	3	(5)	12
Income from other investments	(7)	—	58	(45)	6	—	—	—	—	—
Income from disposal of assets	5	(1)	17	(10)	11	8	—	—	(6)	2
PROFIT/LOSS BEFORE TAX	506	523	(88)	(68)	873	474	252	(226)	28	528
Income tax	(52)	(140)	(42)	120	(114)	(89)	(69)	61	(4)	(101)
PROFIT/LOSS FOR THE YEAR	454	383	(130)	52	759	385	183	(165)	24	427
PARENT	297	306	(130)	(162)	311	226	167	(165)	(105)	123
Minority interests	157	77	—	214	448	159	16	—	129	304

	Electricity Business in Latin America
	2005					2004
	Generation	Distribution	Corporate Activities	Adjustments and Other	Total	Generation	Distribution	Corporate Activities	Adjustments and Other	Total
ASSETS
Non-current assets	5,199	5,189	8,739	(4,372)	14,755	6,405	4,055	5,980	(4,054)	12,386
Property, plant and equipment	6,800	3,720	22	23	10,565	5,744	2,926	18	27	8,715
Investment property	—	—	—	67	67	—	—	—	58	58
Intangible assets	26	42	1	—	69	22	35	1	—	58
Goodwill	140	382	1,476	661	2,659	113	305	1,211	420	2,049
Non-current financial assets	388	724	3,426	(3,964)	574	210	623	1,174	(1,508)	499
Investments accounted for using the equity method	(2,434)	—	3,720	(1,119)	167	140	—	3,447	(3,002)	585
Deferred tax assets	279	321	94	(40)	654	176	166	129	(49)	422
Current assets	1,163	1,237	259	(278)	2,381	1,031	1,283	362	(376)	2,300
Inventories	47	28	—	39	114	30	19	—	16	65
Trade and other receivables	534	838	123	(190)	1,305	402	664	18	(58)	1,026
Current financial assets	67	68	42	(122)	55	161	93	219	(344)	129
Current tax assets	177	96	57	—	330	29	135	113	(8)	269
Cash and cash equivalents	338	207	37	(5)	577	409	372	12	18	811
Other assets	—	—	—	—	—	—	—	—	—	—
Non-current assets held for sale	—	—	—	—	—	—	—	—	—	—
TOTAL ASSETS	6,362	6,426	8,998	(4,650)	17,136	7,436	5,338	6,342	(4,430)	14,686
EQUITY AND LIABILITIES
Equity	883	2,448	6,768	(3,172)	6,927	2,735	2,190	2,951	(3,071)	4,805
Of the Parent	(434)	2,316	6,768	(5,486)	3,164	1,467	2,051	2,951	(4,814)	1,655
Of minority interests	1,317	132	—	2,314	3,763	1,268	139	—	1,743	3,150
Non-current liabilities	4,066	2,757	1,795	(1,029)	7,589	3,805	2,317	3,169	(1,039)	8,252
Deferred income	4	116	5	(10)	115	3	79	7	(9)	80
Long-term provisions	220	493	148	29	890	172	361	153	(15)	671
Bank borr. and other financial liab.	3,172	1,816	1,620	(1,130)	5,478	3,084	1,617	2,992	(1,115)	6,578
Other non-current payables	44	104	—	(26)	122	34	71	—	(5)	100
Deferred tax liabilities	626	228	22	108	984	512	189	17	105	823
Current liabilities	1,413	1,221	435	(449)	2,620	896	831	222	(320)	1,629
Bank borrowings and other financial liabilities	725	340	320	(177)	1,208	569	397	136	(450)	652
Non-current trade and other payables	441	674	114	(281)	948	213	332	82	129	756
Current tax liabilities	247	207	1	9	464	114	102	4	1	221
TOTAL EQUITY AND LIABILITIES	6,362	6,426	8,998	(4,650)	17,136	7,436	5,338	6,342	(4,430)	14,686

24.          Balances and transactions with related parties

Transactions between the Company and its subsidiaries, which are related parties, form part of the Company’s normal business activities and have been eliminated on consolidation. Therefore, they are not disclosed in this Note.

Significant shareholders

The noteworthy transactions carried out in 2005 with significant shareholders, all of which were performed on an arm’s length basis, were as follows:

Significant Shareholder	Group Company	Nature of the Relationship	Type of Transaction	Amount (Millions of Euros)
Caja Madrid	Endesa, S.A.	Contractual	Long-term credit line	10.0
Caja Madrid	Endesa, S.A.	Contractual	Multicompany guarantee line	53.2
Caja Madrid	Endesa, S.A.	Contractual	Collective redundancy procedure multicompany guarantee line	64.3
Caja Madrid	Endesa, S.A.	Contractual	Pension plan custodian	978.1
Caja Madrid	Endesa, S.A.	Contractual	Interest rate derivatives	1,663.9
Caja Madrid	Endesa, S.A.	Contractual	Forward US dollar purchase	4.3
Caja Madrid	Endesa, S.A.	Contractual	Forward US dollar sale	2.1
Caja Madrid	Energías de la Mancha, S.A.	Contractual	Project financing	12.5
Caja Madrid	Energías de la Mancha, S.A.	Contractual	Interest rate derivative	9.6
Caja Madrid	Gas Aragón	Contractual	Credit account	7.5
Caja Madrid	Gesa Gas	Contractual	Credit account	0.2
Caja Madrid	Planta Regasificadora Sagunto	Contractual	Project financing	23.0
Caja Madrid	Planta Regasificadora Noroeste	Contractual	Project financing	40.0
Caja Madrid	Endesa Italia	Contractual	Interest rate derivative	100.0
Caja Madrid	Endesa Italia	Contractual	Bank debt guarantee	17.2
Caja Madrid	Internacional Endesa B.V.	Contractual	Foreign currency derivative	93.0
Caja Madrid	Internacional Endesa B.V.	Contractual	Interest rate derivative	340.0
Caja Madrid	Internacional Endesa B.V.(3)	Contractual	EMTN Programme placing agent	340.0
Caja Madrid	Internacional Endesa B.V.	Contractual	Preference share placing agent	1,043.0
Caja Madrid	Enersis	Contractual	Syndicated loan	9.5
Caja Madrid	Endesa Chile	Contractual	Syndicated loan	7.2
Mapfre(1)(2)	Endesa, S.A.	Contractual	60% share in insurance policy for damage	N/A
Mapfre(1)(2)	Endesa, S.A.	Contractual	53% share in third-part liability insurance policy	N/A
Mapfre(1)(2)	Endesa, S.A.	Contractual	Primary insurance policy for damage	N/A
Mapfre(1)(2)	Endesa Distribución Eléctrica	Contractual	Insurer financing	84.5
Mapfre(1)(2)	Endesa Generación	Contractual	Insurer financing	1.2
Mapfre(1)(2)	Endesa Group	Contractual	Life insurance	N/A
Mapfre(1)(2)	Endesa Distribución Eléctrica	Contractual	Life insurance	N/A
Axa(2)	Endesa, S.A.	Contractual	22% share in third-part liability insurance policy	N/A
Axa(2)	Endesa, S.A.	Contractual	Life insurance	N/A

(1)    Mapfre’s life insurance activities form part of Mapfre-Caja Madrid Holding de Entidades Aseguradoras, S.A., in which Caja Madrid has an ownership interest of 49%.

(2)    The inclusion of the transactions with this company does not imply, under any circumstances, that it may be considered to be a related party for the purposes of Ministry of Economy and Finance Order EHA/3050/2004, of 15 September.

(3)    Caja Madrid acts as the placing bank.

The noteworthy transactions carried out in 2004 with significant shareholders, all of which were performed on an arm’s length basis, were as follows:

Significant Shareholder	Group Company	Nature of the Relationship	Type of Transaction	Amount (Millions of Euros)
Caja Madrid	Endesa, S.A.	Contractual	Domestic paper programme	36
Caja Madrid	Endesa, S.A.	Contractual	Guarantee line	150
Caja Madrid	Endesa, S.A.	Contractual	Pension plan custodian	1.536
La Caixa	International ENDESA, B.V.	Contractual	Derivative	115
La Caixa	Gas Aragón, S.A.	Contractual	Credit Account	6
La Caixa	Planta de Regasificación de	Contractual	Loan	23
	Sagunto, S.A.
La Caixa	Endesa Italia, SRL	Contractual	Loan	100
La Caixa	Endesa Italia, SRL	Contractual	Derivative	100
La Caixa	Enersis, S.A.	Contractual	Syndicated loan	100
La Caixa	Endesa Chile, S.A.	Contractual	Syndicated loan	62
La Caixa	Endesa, S.A.	Contractual	Domestic paper programme	169
La Caixa	Endesa, S.A.	Contractual	Guarantee line	300
La Caixa	Endesa Diversificación, S.A.	Contractual	Asesoría en venta	2.4
Mapfre (1)(2)	Endesa Distribucion Eléctrica	Contractual	Insurer Financer	108.1
Mapfre (1)(2)	Endesa Generación	Contractual	Insurer financing	1.5
Mapfre (1)(2)	Endesa, S.A.	Contractual	Life insurance	n.a.
Musini (2)(3)	Endesa, S.A.	Contractual	60% share in insurance policy for damage	n.a.
Musini (2)(3)	Endesa, S.A.	Contractual	50% share in third-party liability
			insurance policy	n.a.
Musini (2)(3)	Endesa, S.A.	Contractual	Insurance policy for damage	n.a.

(1)   Mapfre’s life insurance activities form part of Mapfre-Caja Madrid Holding de Entidades Aseguradoras, S.A., in which Caja Madrid has an ownership interest of 49%.

(2)   The inclusion of the transactions with this company does not imply, under any circumstances, that it may be considered to be a related party for the purposes of Ministry of Economy and Finance Order EHA/3050/2004, of 15 September.

(3)   Mapfre acquired Musini in 2004.

Associates and joint ventures

The transactions with associates and joint ventures relate mainly to loans granted, the balance of which at 31 December 2005, amounted to EUR 269 million (see Note 10), and to guarantees provided amounting to EUR 187 million at the same date.

The main loan transactions relate to Atacama Finance (EUR 147 million), Megasa (EUR 25 million), Emesa (EUR 24 million), Gas Alicante (EUR 10 million) and NQF Gas (EUR 8 million).

The guarantees provided relate to Elcogas (EUR 114 million), Planta Regasificadora de Sagunto (EUR 38 million) and Tirme (EUR 35 million).

The transactions with associates and joint ventures relate mainly to loans granted, the balance of which at 31 December 2004, amounted to EUR 122 million, and to guarantees provided amounting to EUR 182 million at the same date.

Directors and senior executives

In 2005 the members of the Board of Directors and senior executives of Endesa, S.A., and the shareholders represented on the Board of Directors or individuals or companies who they represent, did not participate in unusual and/or significant transactions of the Company.

A)              Remuneration and other benefits

The Company has adopted the reporting model in Appendix I of the Corporate Governance Annual Report for publicly listed companies implemented by the Spanish National Securities Market Commission (CNMV), approved in CNMV Circular 1/2004, of 17 March.

1. Remuneration of directors in 2005 and 2004

a)              Remuneration and other benefits at the Company:

	Thousands of Euros
Type of Remuneration	2005	2004
Fixed remuneration(1)	2,937	2,170
Variable remuneration	1,733	1,349
Attendance fees	1,112	930
Bylaw-stipulated directors’ emoluments	—	—
Share options and other financial instruments	—	—
Other	32	47
TOTAL	5,814	4,496

	Thousands of Euros
Other Benefits	2005	2004
Advances	343	343
Loans	93	153
Pension funds and plans: contributions(2)	2,359	4,555
Pension funds and plans: obligations assumed	—	—
Life insurance premiums	326	225
Guarantees provided by the Company to directors(2)	10,369	5,865

(1)          At all the Endesa Group companies, the fixed remuneration of the Chairman is 10% higher than that of the chief executive.

(2)          As a general rule, the Company has established a guarantee of future rights in respect of pensions and remuneration for employees reaching certain ages and years of service.

For the employees referred to in the preceding paragraph, the contributions in 2005, with respect to this section, for future services to pension funds and plans amount to EUR 1,389 thousand; the guarantee of future rights in respect of the item of remuneration Guarantees Provided by the Company to Directors amounts to EUR 10,369 thousand. The latter figure will decrease each year the director stays at the Company in question.

b)              Remuneration and other benefits for membership of the Board of Directors of the Company or of Group companies and/or for being senior executives of Group companies:

	Thousands of Euros
Type of Remuneration	2005	2004
Fixed remuneration	—	—
Variable remuneration	—	—
Attendance fees	340	311
Bylaw-stipulated directors’ emoluments	—	—
Share options and other financial instruments	—	—
Other	—	—
TOTAL	340	311

Thousands of Euros
Other Benefits	2005	2004
Advances	—	—
Loans	—	—
Pension funds and plans: contributions	—	—
Pension funds and plans: obligations assumed	—	—
Life insurance premiums	—	—
Guarantees provided by the Company to directors	—	—

c)               Total remuneration by type of director:

	Thousands of Euros
	2005		2004
Type of Director	By Company	By Group	By Company	By Group
Executive directors	4,184	90	2,984	71
Nonexecutive nominee directors	142	—	112	—
Nonexecutive independent directors	1,388	240	1,400	240
Other nonexecutive directors	100	10	—	—
TOTAL	5,814	340	4,496	311

d)              Total remuneration and percentage with respect to the profit attributed to the Parent:

	Thousands of Euros
Type of Remuneration	2005		2004
Total remuneration of directors	6,154		4,807
Total remuneration of directors / Profit attributed to the Parent (expressed as a percentage)	0.19	(*)	0.35	(**)

(*)          Based on the percentage referred to in Article 40 of the Corporate Bylaws, i.e., the sum of the fixed remuneration amounts and share in profits with respect to the consolidated Group’s profit approved by the shareholders and the Annual General Meeting, this percentage would be 0.02%.

(**)   Calculated on the basis of the consolidated Group’s profit for 2004 in accordance with Spanish GAAP.

2.                 Identification of the senior executives who are not executive directors, and total remuneration earned by them in the year:

2005 Senior Executives

Name	Position
Francisco Borja Acha Besga	Corporate Legal Counselling Manager
José Damián Bogas Gálvez(1)	General Manager for Spain and Portugal
Gabriel Castro Villalba	Corporate Communications Manager
Mª Isabel Fernández Lozano	Corporate Manager Assistant to the Corporate Services Manager
Ángel Ferrera Martínez	Chairman of the Advisory Board of Unelco-Endesa Canary Islands
Amado Franco Lahoz	Chairman of the Advisory Board of Erz-Endesa Aragón
José Antonio Gutiérrez Pérez(1)	General Manager of Erz-Endesa Aragón
José Félix Ibáñez Guerra(1)	General Manager—Mining
Pedro Larrea Paguaga	General Manager—Energy Management
Héctor López Vilaseco	General Manager—Energy Management in Latin America
José Luis Marín López Otero(1)	General Manager—Distribution
Alberto Martín Rivals	General Manager—Business in Latin America
José A. Martínez Fernández(1)	General Manager of Sevillana-Endesa Andalucia and Extremadura
Germán Medina Carrillo(1)	Corporate Human Resources Manager
Salvador Montejo Velilla	General Secretary and Secretary of the Board of Directors
Manuel Morán Casero	General Manager—Generation
Jesús Olmos Clavijo	General Manager for Europe
José Luis Palomo Álvarez(1)	Corporate Financial and Control Manager
Antonio Pareja Molina(1)	Corporate Services Manager
José María Plans Gómez(1)	General Manager of Unelco-Endesa Canary Islands
José Luis Puche Castillejo	Corporate Audit Manager
Álvaro Quiralte Abelló	General Manager of Endesa Italia
Jaime Reguart Pelegrí(1)	General Manager of Gesa-Endesa Balearic Islands
Bartolomé Reus Beltrán	Chairman of the Advisory Board of Gesa- Endesa Balearic Islands
Luis Rivera Novo(1)	General Manager for Latin America
Jorge Rosemblut Ratinoff	Chairman of Chilectra
José María Rovira Vilanova(1)	General Manager of Fecsa- Endesa Cataluña
Carlos Torres Vila	Corporate Strategy Manager
Javier Uriarte Monereo	General Manager—Retailing
Mario Valcarce Durán	General Manager of Enersis
Jaime Ybarra Llosent	Chairman of the Advisory Board of Sevillana Endesa Andalucia and Extremadura
Pablo Yrarrazabal Valdés	Chairman of Enersis
Rafael López Rueda	General Manager of Chilectra
Rafael Mateo Alcalá	General Manager of Endesa Chile
Antón Costas Comesaña(2)	Chairman of the Advisory Board of Fecsa-Endesa Cataluña
Juan Rosell Lastortras(2)	Chairman of the Advisory Board of Fecsa-Endesa Cataluña

(1)          Subject to the system described in point 1 a) (2) (Other Benefits), with the terms and conditions specific to them.

(2)          Juan Rosell Lastortras ceased to be a senior executive of the Company on 27 May 2005, and was replaced by Antón Costas Comesaña.

	Thousands of Euros
Type of Remuneration	2005	2004
Total remuneration of senior executives	16,793	17,271

3.                 Guarantee clauses for cases of termination or changes of control for the senior executives, including the executive directors of the Company or of its Group

Number of beneficiaries: 31 at 31 December 2005 and 29 at 31 December 2004.

Body authorising the clauses: Board of Directors.

These clauses are the same in all the contracts of the executive directors and senior executives of the Company and of its Group and, as can be observed from the reports requested by the Company, they are in line with standard practice in the market. They were approved by the Board of Directors following the report of the Appointments and Remuneration Committee and provide for termination benefits in the event of termination of the employment relationship and a post-contractual non-competition clause. The regime for these clauses is as follows:

Termination of the employment relationship:

•       By mutual agreement: termination benefit equal to three times the annual remuneration.

•       At the unilateral decision of the executive: no entitlement to termination benefit, unless the decision to terminate the employment relationship is based on the serious and culpable breach by the Company of its obligations, the position is rendered devoid of content, or in the event of any of the other cases of remunerated termination provided for in Article 10.3 of Royal Decree 1382/1985.

•       As a result of termination by the Company: termination benefit equal to that described in the first point.

•       At the decision of the Company based on the serious wilful misconduct or negligence of the executive in discharging his duties: no entitlement to termination benefit.

These conditions are alternatives to those derived from changes to the pre-existing employment relationship or the termination thereof due to pre-retirement for the CEO and senior executives.

Post-contractual non-competition clause:

•       Two years. As consideration, the executive is entitled to an amount equal to one annual fixed remuneration payment.

B)             Other disclosures concerning the Board of Directors

Pursuant to Article 127 ter. of the Spanish Corporations Law, introduced by Law 26/2003, of 17 July, which amends Securities Market Law 24/1988, of 28 July, and the consolidated Spanish Corporations Law, in order to reinforce the transparency of publicly listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the corporate purpose of Endesa, S.A. in which the members of the Board of Directors own equity interests, and of the functions or positions, if any, that they discharge or hold thereat:

31/12/05
Name of Director	Employer Identification Number of the Company in Question	Name of the Company in Question	% of Ownership	Position
Rafael Miranda Robredo	A 78003662	Enagas, S.A.	0.00079	None
Francisco Núñez Boluda	A 48010615	Iberdrola, S.A.	0.00013	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Juan Ramón Quintás Seonae	A 48010615	Iberdrola, S.A.	0.00018	None
Francisco Javier Ramos Gascón	A 48010615	Iberdrola, S.A.	0.00104	None
	A 28005239	Unión Fenosa, S.A.	0.00277	None
	A 78003662	Red Eléctrica de España, S.A.	0.00028	None
	00811720580	Enel, S.p.A.	0.00004	None
José Serna Masiá	A 48010615	Iberdrola, S.A.	0.00091	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Manuel Ríos Navarro	00811720580	Enel, S.p.A.	0.00008	None

31/12/04
Name of Director	Employer Identification Number of the Company in Question	Name of the Company in Question	% of Ownership	Position
Rafael Miranda Robredo	A 78003662	Red Eléctrica de España, S.A.	0.00024	None
	A 62530175	Gas Natural SDG, S.A	0.00017	None
	A 48010615	Iberdrola, S.A.	0.00013	None
Francisco Núñez Boluda	A 48010615	Iberdrola, S.A.	0.00013	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Juan Ramón Quintás Seonae	A 48010615	Iberdrola, S.A.	0.00018	None
Francisco Javier Ramos Gascón	A 48010615	Iberdrola, S.A.	0.00104	None
	A 28005239	Unión Fenosa, S.A.	0.00277	None
	A 78003662	Red Eléctrica de España, S.A.	0.00028	None
	00811720580	Enel, S.p.A.	0.00004	None
José Serna Masiá	A 48010615	Iberdrola, S.A.	0.00091	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None

Also, pursuant to the aforementioned Law, there is no record that any members of the Board of Directors carry on, or carried on in 2005 and 2004, activities, as independent professionals or as employees, that are identical, similar or complementary to the activity that constitutes the corporate purpose of Endesa, S.A.

In 2005 and 2004 there were no cases of conflict of interest involving the directors, without prejudice to the abstentions recorded, even though no conflict existed and with a view to taking the utmost precaution, in the minutes of the meetings of the governing bodies of the Company.

25.          Guarantee commitments to third parties and other contingent assets and liabilities

Under current legislation in Spain and pursuant to Spanish Electricity System Law 54/1997, the Group is insured against third-party liability claims for nuclear accidents arising from the operation of nuclear plants up to EUR 150 million. Any damages in excess of this amount would be governed by the international conventions entered into by the Spanish State. The nuclear power plants are also insured against damage to their installations and machinery breakdowns, with maximum coverage of EUR 700 million for each power plant.

At 31 December 2005, the Endesa Group had provided guarantees to third parties in connection with its business activities totalling EUR 187 million (EUR 182 million at 31 December 2004).

At 31 December 2005, the Group was entitled to receive until 2010 remuneration for the transition to competition for a maximum amount of EUR 828 million. This amount is reduced by the income received by the Group from electricity sales made in the wholesale production market with an average price that exceeds EUR 36.06 per MWh. In view of the current price situation in the wholesale production market, the Group’s directors consider that no additional amounts of remuneration for the transition to competition will be received directly. The accompanying consolidated balance sheet does not include any asset in this connection.

26.          Other disclosures

Fees paid to auditors

The detail of the fees for the services provided in 2005 and 2004 by the auditors of the financial statements of the various Group companies is as follows:

	Euros
	2005		2004
	Principal Auditor	Other Auditors of Subsidiaries	Principal Auditor	Other Auditors of Subsidiaries
Audit of financial statements	7,049,520	1,596,284	5,385,852	1,478,900
Audits other than of the financial statements and other audit-related services	1,189,132	568,674	1,327,432	785,115
Other non-audit services	2,032,159	655,770	1,834,426	732,320
TOTAL	10,270,811	2,820,728	8,547,710	2,996,335

Headcount

At 31 December 2005, Endesa had a total of 27,204 employees, of whom 12,709 work in the electricity business in Spain and Portugal, 2,153 in the electricity business in the rest of Europe, 12,317 in the electricity business in Latin America and 25 in other businesses.

At 31 December 2004, Endesa had a total of 27,157 employees, of whom 12,889 work in the electricity business in Spain and Portugal, 2,440 in the electricity business in the rest of Europe, 11,735 in the electricity business in Latin America and 93 in other businesses.

27.          Events after the balance sheet date

On 19 August 2005, a binding offer was submitted to the Polish Treasury Ministry to acquire up to 85% of the shares of the Polish producer Zespol Elecktrowni Dolna Odra, S.A. (“Dolna Odra”) with an electricity capacity of 1,960 MW. On 7 November 2005, Endesa was selected by the aforementioned Ministry to negotiate the completion of the sale on an exclusive basis for one month, and on 5 December 2005, the exclusivity period ended successfully. On 9 January 2006, the European Commission notified Endesa Europa of its authorisation to conclude this transaction, which is now only pending an agreement with the employees.

The sale of the 5.01% investment in the share capital of the telecommunications operator Auna to Deutsche Bank for EUR 378 million under an agreement entered into on 30 December 2005, was formally executed on February 20, 2006 once the period in which Auna’s other shareholders could exercise their pre-emption rights had ended.

Regarding the exchange offer for all of the outstanding ordinary shares and American Depositary Shares (“ADSs”) of Endesa announced by Gas Natural SDG, S.A. on 5 September 2005, as explained in Note 13, and after obtaining regulatory approvals from the Spanish Council of Ministers and the Comisión Nacional del Mercado de Valores, the Spanish securities regulator, Gas Natural commenced its offer on March 6, 2006.

On February 21, 2006, E.ON AG, a German energy company, announced a tender offer by its wholly-owned subsidiary, E.ON Zwölfte Verwaltungs GmbH, for all of the outstanding ordinary shares and ADSs of Endesa. E.ON’s offer consists of €27.50 in cash for each ordinary share and ADS of Endesa. E.ON is currently awaiting Spanish and EC regulatory approvals. E.ON’s offer, if and when commenced, will not be permitted to expire until the injunction against Gas Natural’s offer is removed or Gas Natural’s offer is withdrawn or terminated.

Royal Decree-Law 3/2006 modifies the order matching process in the day-ahead and intra-day markets such that the energy acquired by electricity distribution companies is offset by the sales of electricity by electricity generation companies in the ordinary regime, when such companies are within the same industrial group. The price that will be used to settle these sales and purchases will eventually be set by the Spanish government as a function of prevailing market prices, but provisionaly such price has been fixed at Euro 42.35/MWh. Effective as of March 2, 2006, for purposes of the tariff deficit calculation, proceeds from sales of electricity by electricity generation companies in the ordinary regime will be reduced in an amount equal to the market value of the CO2 emission allowances that were allocated for free under the NAP. For purposes of the tariff deficit calculation between January 1, 2006 and March 2, 2006, there will be a reduction, for each industrial group, of the tariff deficit to which such group is entitled in an amount equal to the market value of emission allowances granted to such industrial group in this period.

On February 28, 2006, Royal Decree-Law 4/2006, ratified on February 24, 2006, was published. This law modifies the duties of the CNE, specifically, its fourteenth duty delineated in the Law of the Hydrocarbon Sector. This duty grants the CNE the power to authorize the acquisition of interest in any company or entity by a regulated company (a company that performs regulated activities). This new fourteenth duty will apply to pending takeovers at the day of the publication of the RD-Law 4/2006, except where they had already obtained authorization in accordance with the former fourteenth duty of the Law of the Hydrocarbon Sector as noted above.

28.          Transition from Spanish GAAP to International Financial Reporting Standards (IFRSs)

Until 2004 the Group prepared its financial statements in accordance with the accounting principles and standards in force in Spain (“Spanish GAAP”). From 2005 onwards the Group is preparing its financial statements in accordance with the International Financial Reporting Standards adopted by the European Union, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council.

The figures for 2004 in these financial statements have been reconciled in order to present them in accordance with the same principles and criteria as those applicable to those for 2005, except for the fact that the Group applied the exception provided for in the IFRSs making it possible not to apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) for the financial statements for 2004.

The conversion of the Spanish GAAP financial statements to IFRSs involves applying these principles and criteria retrospectively, except in the following cases in which the Group decided to apply the exceptions provided for in the IFRSs:

•       It was opted not to apply IFRS 3 retrospectively to business combinations occurring before 1 January 2004, and to retain the goodwill recognised in accordance with Spanish GAAP.

•       The depreciated cost of the property, plant and equipment at 1 January 2004, was taken to be the depreciated cost of the assets including the asset revaluations made in accordance with the legislation in force in the countries in which the Endesa Group companies operate that had been accepted in the Spanish GAAP financial statements.

•       The translation differences arising on or after 1 January 2004, were transferred to reserves.

The reconciliation of the equity at 1 January 2004, in accordance with Spanish GAAP and IFRSs is as follows:

	Millions of Euros
	Equity of the Parent	Equity of Minority Interests	Total
Balance at 01/01/04 under Spanish GAAP	8,801	—	8,801
Inclusion of minority interests(a)	—	4,945	4,945
Recognition of goodwill in local currency(b)	(263)	(51)	(314)
Derecognition of deferred charges(c)	(247)	(9)	(256)
Equity accounting adjustments(e)	(189)	—	(189)
Provision for dismantling of assets(g)	(134)	—	(134)
Tax-related temporary differences(h)	(35)	(91)	(126)
Provision for major repairs(i)	39	—	39
Exchange gains(j)	57	—	57
Adjustment of other provisions to IFRSs(k)	178	9	187
Other adjustments	(28)	(52)	(80)
Balance at 01/01/04 under IFRSs	8,179	4,751	12,930

The reconciliation of the profit for 2004 and the equity at 1 January 2004, the date of transition to IFRSs, and at 31 December 2004, between Spanish GAAP and IFRSs is as follows:

	Millions of Euros
	Profit	Share Capital, Reserves and Translation Differences	Minority Interests	Total Equity
Balance at 31/12/04 under Spanish GAAP	1,379	8,098	(*)	9,477
Inclusion of minority interests(a)	—	—	5,711	5,711
Recognition of goodwill in local currency(b)	—	(263)	(51)	(314)
Derecognition of deferred charges(c)	23	(247)	(9)	(233)
Amortisation of goodwill(d)	215	—	52	267
Equity accounting adjustments(e)	(26)	(189)	—	(215)
Adjustments for inflation(f)	(138)	—	(191)	(329)
Provision for dismantling of assets(g)	3	(134)	—	(131)
Tax-related temporary differences(h)	—	(35)	(93)	(128)
Provision for major repairs(i)	(15)	39	—	24
Exchange gains(j)	(35)	46	—	11
Adjustment of other provisions to IFRSs(k)	(157)	178	(10)	11
Other adjustments	4	(18)	(4)	(18)
Balance at 31/12/04 under IFRSs	1,253	7,475	5,405	14,133
Preference shares(l)	—	—	(1,500)	(1,500)
Measurement of derivatives(m)	—	(137)	(7)	(144)
Effect of companies accounted for using the equity method	—	(18)	—	(18)
Market value of publicly listed shares(n)	—	27	—	27
Derecognition of regulatory assets(o)	—	(64)	(67)	(131)
Balance at 01/01/05 under IFRSs	1,253	7,283	3,831	12,367

(*)          Under Spanish GAAP, the balance of Minority Interests does not form part of Equity.

The main adjustments made to the consolidated financial statements for 2004 are as follows:

a) Inclusion of minority interests

Under Spanish GAAP, equity is made up only of equity corresponding to the shareholders of the Parent. However, under IFRSs equity includes the equity corresponding to the shareholders of both the Parent and the minority interests. Therefore, the balance of Minority Interests in the consolidated balance sheet of Endesa prepared in accordance with Spanish GAAP is included under the heading Equity in the IFRS consolidated balance sheet.

b) Recognition of goodwill in local currency

Under Spanish GAAP, goodwill is classified as an asset of the acquirer and, therefore, it is recognised in the acquirer’s functional currency. However, under IFRSs, goodwill is deemed to be an asset of the company acquired.

Based on the above, Endesa had recorded a portion of the goodwill that arose on the acquisition of Latin American companies in euros; however, in accordance with IFRSs, this goodwill must be recorded in local currency. Since these companies were acquired, the related local currencies have depreciated with respect to the euro and, accordingly, the value of the goodwill is lower under IFRSs than under Spanish GAAP.

c) Derecognition of deferred charges

Under Spanish GAAP it is possible, under certain circumstances, to recognise as assets expenses such as deferred charges; however, under IFRSs, expenses of this nature may not be capitalised. Therefore, in order to convert the Spanish GAAP consolidated financial statements of Endesa to IFRSs, it was necessary to derecognise these capitalised expenses, which relate mainly to labour force restructuring costs to be recovered through costs of transition to competition (“CTCs”). Also, the capitalised debt arrangement expenses were deducted from the liability recognised in relation to this debt.

d) Amortisation of goodwill

Under Spanish GAAP, goodwill must be amortised systematically over a maximum period of 20 years. Pursuant to Spanish GAAP, Endesa has been amortising goodwill over 20 years, since this is considered the average period over which this goodwill will be recovered.

Under IFRSs it is not considered that there is a systematic decline in value of goodwill and, therefore, it is not amortised and the only thing necessary is to perform a periodic analysis of its recoverability. This analysis was also performed under Spanish GAAP. Therefore, the goodwill amortisation charge recognised in 2004 was eliminated when the IFRS consolidated income statement was prepared.

e) Equity accounting adjustments

Under Spanish GAAP, a significant influence is considered to exist when 3% or more of a publicly listed company is held. Therefore, such companies could be accounted for using the equity method. However, under IFRSs, in order to account for an investment using the equity method it is necessary to demonstrate that significant influence exists, which is presumed to be the case when an ownership interest of 20% or more is held.

In addition to the change in the companies thus accounted for, the difference in the value of the investees accounted for by the equity method arose mainly as a result of the effect of the adjustments made at these companies in the conversion from Spanish GAAP to IFRSs.

f) Adjustments for inflation

Under Spanish GAAP it was possible to retain adjustments for inflation at consolidated companies operating in countries whose accounting legislation permitted such adjustments.

Under IFRSs, in order to make such adjustments for inflation the country in which the company operates must be hyperinflationary, based on the requirements contained in IFRSs for countries to be classified as such.

The analysis performed disclosed that none of the countries in relation to which Endesa has been making adjustments for inflation, namely Chile, Colombia and Peru, qualify as hyperinflationary and, therefore, the adjustment for inflation made pursuant to Spanish GAAP in 2004 was reversed when the financial statements were converted to IFRSs.

g) Provision for dismantling of assets

When it is foreseen that at the end of the useful life of an asset it will be necessary to incur asset dismantling expenses, IFRSs require that these expenses be estimated and that the carrying amount of the assets be increased the present value of these expenses and that the related provision be recorded. When these estimated expenses are included in the carrying amount of non-current assets, they are depreciated over the useful life of the assets. Endesa made these calculations to reconstruct the cost and accumulated depreciation of the assets from the date on which they became operational and made the corresponding adjustment when the Spanish GAAP financial statements were converted to IFRSs.

h) Tax-related temporary differences

Under both Spanish GAAP and IFRSs, deferred tax assets or liabilities must be recognised for the differences for tax and accounting purposes in the dates on which liability for the tax arises.

Under Spanish GAAP, in order to recognise deferred taxes there must have been a timing difference between the date of recognition for accounting purposes and the date of the related tax return. However, IFRSs require the use of the balance sheet liability method, whereby any difference between the carrying amount and the tax base of an asset or liability gives rise to a deferred tax asset or liability that must be recognised. When Endesa’s financial statements were converted to IFRSs, the adjustments required to comply with this requirement were included. In this adjustment it is not included the tax effect of the rest of the adjustments included in the reconciliation as they reflect the effect net of taxes.

i) Provision for major repairs

Under Spanish GAAP, provisions must be recorded for the scheduled periodic maintenance of generating facilities so that when the overhauls are carried out the cost thereof has already been recognised in the income statement and provisioned. Under IFRSs such provisions may not be recognised, since it is not permitted to recognise expenses early or to recognise future liabilities and, therefore, the related costs are charged to income in the period in which they are incurred. Consequently, in the conversion of the consolidated financial statements prepared in accordance with Spanish GAAP to IFRSs, these provisions were derecognised.

j) Exchange gains

Under Spanish GAAP, exchange gains may only be recognised in income when they have been realised, until then they are classified as deferred income on the liability side of the balance sheet.

Under IFRSs, both foreign exchange losses and exchange gains are recognised in income on an accrual basis. Therefore, when the Spanish GAAP financial statements were converted to IFRSs, the liability recognised for unrealised exchange gains was eliminated.

k) Adjustment of other provisions

Under Spanish GAAP, the principle of prudence prevails over all other principles, making it possible to recognise provisions in accordance with the principle of prudence even if the probability of the risk materialising is less than 50% or in order to cover existing uncertainties.

Under IFRSs, in order to be able to recognise a provision, it must be more likely than not that the risk will materialise and it must be possible to measure the risk with sufficient reliability.

Based on these differences, certain of the provisions recognised by Endesa in the balance sheet at 31 December 2003, under Spanish GAAP were not acceptable under IFRSs. These include the provision for all the investment risk and direct and indirect loans relating to the Argentine companies. Since some of these provisions were reversed in 2004, the income recognised in accordance with Spanish GAAP in 2004 as a result of the reversal of the provisions did not constitute income for IFRS purposes because the provisions did not exist.

Elimination of extraordinary items

There are no extraordinary items in the IFRS income statement and, therefore, the extraordinary items recognised in the Spanish GAAP income statement must be reclassified to other headings based on their nature, which does not have an impact on the net profit, although it does affect the various margins in the income statement.

Netting off of power sales and purchases

Under IFRSs, the income of the electricity distribution activity in Spain is recorded only for the regulated margin recognised for this activity, since the remainder of the income recognised under Spanish GAAP relates to the automatic charging of certain costs of the distributor, chiefly power purchases.

Also, the sales to the wholesale market of the Group’s producer in Spain that are made in the same time band, and therefore at the same price, as the purchases made in that same market by the Group’s retailer are eliminated in accordance with IFRSs and, accordingly, neither the income nor the expense is disclosed.

Under Spanish GAAP, based on the formal transactions performed, both the income and the expense are disclosed.

The effect of netting off these expenses and income disclosed in accordance with Spanish GAAP led to a reduction in the income under IFRSs in 2004, although it did not have any effect on the net profit or on the various margins in the income statement.

Application of IASs 32 and 39

The main adjustments made at the beginning of 2005 on application of IASs 32 and 39 were as follows:

l) Preference shares

Under Spanish GAAP, since preference shares are shares of subsidiaries held by third parties, they are classified as minority interests. However, under IFRSs, since the holders of such shares are entitled to a dividend when Endesa reports a consolidated profit and, therefore, they do not have the capacity to decide whether a dividend is paid on these shares, they are classified as a financial liability.

m) Measurement of derivatives

Under Spanish GAAP, if derivatives are deemed to be hedging instruments they are not measured and the result they produce is allocated to income on an accrual basis. Derivatives that are not hedging instruments must be measured and a provision is recorded if the measurement carried out indicates a loss. No accounting entry is recognised if the measurement discloses a gain. IFRSs define more strictly the conditions that have to be met in order for a derivative to qualify for hedge accounting. Also, all derivatives are measured at fair value and are recognised in equity or in profit or loss, depending on the type of derivative involved.

n) Market value of publicly listed shares

Under IASs 32 and 39, investments in publicly listed companies over which a significant influence is exercised must be recognised at their market value. Under Spanish GAAP, such investments are recognised at the lower of cost and market if the percentage of ownership is lower than 3%; if it is 3% or higher, the investments are accounted for using the equity method. Therefore, at the beginning of 2005, when IASs 32 and 39 were applied for the first time, Endesa changed the value of these investments to reflect them at their market value.

o) Derecognition of regulatory assets

Under Spanish GAAP, certain Latin American regulatory assets were recognised as financial assets but did not qualify for recognition as such under IASs 32 and 39. Therefore, these items were adjusted in the first-time application of these IASs.

29.          Differences Between IFRS and United States Generally Accepted Accounting Principles

As discussed in Note 2.1, the accompanying financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union as of December 31, 2005, in conformity with European Regulation (EC) No. 1606/2002 of the European Parliament and of the Council. For Endesa there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board (“IASB”).

Until 2004 Endesa had prepared its financial statements in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”), Endesa’s Previous GAAP. Spanish GAAP is not comparable to information prepared in accordance with IFRS. A reconciliation of opening equity balance and net income for the first financial year beginning on January 1, 2004 from Spanish GAAP to IFRS is included in Note 28—“Transition from Spanish GAAP to IFRS”.

This is the first year that Endesa’s financial statements have been prepared on an IFRS basis. In relation to this transition to IFRS, in April 2005 the Securities and Exchange Commission (“SEC”) adopted some amendments to Form 20-F to provide a one time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC, such as Endesa. This accommodation permitted Endesa for their first year of reporting under IFRS to file two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to generally accepted accounting principles as used in the United States (“U.S. GAAP”).

International Financial Reporting Standards (“IFRS”) differ in certain significant aspects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). These differences are discussed in the following paragraphs.

Reconciliation of net income and stockholders’ equity from IFRS to U.S. GAAP

It is worth noting that under U.S. GAAP, equity consists only of equity corresponding to the shareholders of the Parent Company. Under IFRS equity includes the equity corresponding to the shareholders of both the Parent and the minority interests. As explained below, to arrive at equity of the Parent Company under U.S. GAAP from equity under IFRS it is necessary to deduct the amount belonging to minority interest, which does not mean that the equity corresponding to the shareholders of the Parent Company has been reduced in any case due to this adjustment.

The following table (“Reconciliation Table”) is a summary of the adjustments to consolidated net income and to  consolidated shareholders’ equity that would have been required if U.S. GAAP had been applied instead of IFRS:

		Net Income		Equity
	Item	For the years ended		For the years ended
	#	December 31,		December 31,
		2004(1)	2005	2004(2)	2005
		Millions of Euros
Amounts per accompanying
Financial statements:
Of the Parent Company		1,253	3,182	8,728	11,590
Of the Minority interest		408	575	5,405	4,737
Total		1,661	3,757	14,133	16,327
Increases (decreases) due to
Minority interest	1	(408)	(575)	(5,405)	(4,737)
Reconciliation adjust.for inflation of foreign subsidiaries	2.1	84	93	(1,106)	(1,296)
Adjustments to the cost of property and equipment	3	148	125	(1,350)	(1,225)
Revenue recognition	4	76	(17)	(102)	134
Planned major maintenance activities	5	22	—	(43)	—
Sale and lease back involving real estate	6	14	14	(113)	(99)
Accounting for certain investments in equity securities	7	42	(219)	300	(154)
Goodwill arising under U.S. GAAP - business combinations	8.1	—	—	642	642
Goodwill amortization	8.2	—	—	538	622
Reversal of goodwill impairment	8.3	57	—	57	57
Negative goodwill	8.4	(1)	1	(7)	(3)
Termination benefits	9	(131)	(187)	777	590
Pension plans - Prior Service Costs of Plan Amendments	10.1	(19)	(19)	143	124
Pension plans - Acturial gain and losses	10.2	—	(323)	—	—
Derivative instruments and hedging activities	11	26	(2)	(50)	30
Treasury stock	12	(16)	—	—	—
Transation gain or losses in intercompany’s transactions	13	1	5	1	—
Currency translation adjustment	14	—	(32)	—	—
Tax effect of the above adjustments	15	33	249	729	743
Effect of minority interest of the above adjustments		(135)	(146)	229	255
Amounts in accordance with U.S. GAAP before cumulative
effect of a change in accounting principle		1,454	2,724	9,373	12,010
Cumulative effect of a change in accounting principle:
Planned major maintenance activities.	5	—	43	—	—
Tax effect of the above adjustments			(14)
Effect of minority interest of the above adjustments
Amounts under U.S. GAAP corresponding to Parent Company		1,454	2,753	9,373	12,010
Basic and Diluted Earnings per share before cumulative
effect of a change in accounting principle		1.4	2.6
Cumulative effect of a change in accounting principle per share		—	.0
Basic and Diluted Earnings per share in accordance with U.S. GAAP		1.4	2.6

(1)          Net income under U.S. GAAP as of December 31, 2004 has been restated as a consequence of the elimination of the effect of the inflation (see below for the reconciliation of net income under U.S.

GAAP as previously reported and net income as restated). The restatement made is exclusively due to the fact that in prior years as allowed pursuant to Item 17 (c) (iv) (A) of Form 20-F Endesa’s reconciliation from accounting principles generally accepted in Spain to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation as it was considered to be part of a comprehensive measure of accounting for the effect of some Latin American subsidiaries price-level changes in the local GAAP. Since such price-level adjustment as Item 17 (c) (iv) A for Form 20-F is no longer applicable as a result of the Company’s adoption of EU-IFRS (see Note 28) all inflation adjustments for U.S. GAAP before January 1, 2004 have been removed from presented U.S. GAAP amounts.

(2)          Shareholders’ equity under U.S. GAAP as of December 31, 2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of shareholders’ equity under U.S. GAAP as previously reported and shareholders’ equity as restated). The restatement made is exclusively due to the fact that in prior years, as allowed pursuant to Item 17 (c) (iv) (A) of Form 20-F, Endesa’s reconciliation from accounting principles generally accepted in Spain to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation as it was considered to be part of a comprehensive measure of accounting for the effect of some Latin American subsidiaries’ price-level changes in the local GAAP. Since such price-level adjustment as Item 17 (c) (iv) A for Form 20-F is no longer applicable as a result of the Company’s adoption of EU-IFRS (see Note 28) all inflation adjustments for U.S. GAAP before January 1, 2004 have been removed from presented U.S. GAAP amounts.

The last adjustment in the reconciliation refers to the sum of the minority interest effect of each reconciling adjustment. For the first adjustment see Note 28 b) and 30.1 of the Financial Statements.

	Millions of Euros
Statements of changes in shareholder’s equity	2004 (1)	2005
U.S. GAAP shareholders’ equity at the beginning of the year	8,736	9,373
Movements during the year:
Net income for the year	1,454	2,753
Interim dividend	(288)	(323)
Supplementary dividend	(464)	(494)
Accumulated other comprehensive income (loss):
Currency Translation Adjustment	52	873
Derivative instruments, net of tax	(107)	(148)
Available-for-sale securities, net of tax effect	(63)	14
Treasury stock	44	—
Other	9	(38)
U.S. GAAP shareholders’ equity at the end of the year	9,373	12,010

(1)          Shareholders’ equity under U.S. GAAP as of December 31, 2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of shareholders’ equity under U.S. GAAP as previously reported and shareholders’ equity as restated). The restatement made is exclusively due to fact that in prior years as allowed pursuant to Item 17 (c) (iv) (A) of Form 20-F Endesa’s reconciliation from accounting principles generally accepted in Spain to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation as it was considered to be part of a comprehensive measure of accounting for the effect of some Latin American subsidiaries price-level changes in the local GAAP. Since such price-level adjustment as Item 17 (c) (iv) A for Form 20-F is no longer applicable as a result of the Company’s adoption of EU-IFRS (see Note 28) all inflation adjustments for U.S. GAAP before January 1, 2004 have been removed from presented U.S. GAAP amounts.

The differences included in the Reconciliation Table above are explained in the following items:

1. Minority interest

Under U.S. GAAP, shareholder’s equity and net income is made up only of the equity portion attributed to equity holders of the Parent Company. However, under IFRS equity and net income include the equity and net income corresponding to the shareholders of both the controlling shareholder and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.

As explained further on “16. Classification differences between IFRS and U.S. GAAP”, within “16.3 Deconsolidation of Endesa Capital Finance, LLC”, in 2004 €1,500 million of preference shares issued by Endesa Capital Finance classified as minority interests under IFRS is reclassified to long-term debt in the Consolidated Balance Sheet under U.S. GAAP at December 31, 2004. Additionally, €60 million that is classified as income (loss) attributed to minority interests in the Statement of Income for the period ended December 31, 2004 under IFRS is reclassified to financial expenses under U.S. GAAP. This adjustment is not included in the Reconciliation Table as it does not affect net income and shareholder’s equity.

2. Adjustments for Inflation of Foreign Subsidiaries

2.1 - Reconciliation Adjustments for Inflation of Foreign Subsidiaries

Spanish GAAP, Endesa’s previous GAAP, did not require the removal of any inflation adjustment for Group Companies located in countries where local accounting legislation required such adjustment to be recorded (Chile, Colombia and Peru), from the date of their inclusion in the Group through each year-end.

In Endesa’s previous filings, as allowed pursuant to Item 17 c (iv) (A) of Form 20-F the reconciliation from Endesa’s previous GAAP to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation, since under Endesa’s previous GAAP the application of inflation restatement was considered to be part of a comprehensive measure of accounting for the effect of some Latin American subsidiaries price-level changes.

Under IFRS, in order to record an inflation adjustment for a country in which the company operates, the economy must be classified as hyperinflationary, based on IFRS criteria.. The analysis performed disclosed that none of the countries in relation to which Endesa has been making inflation adjustments, namely Chile, Colombia and Peru, qualify as hyperinflationary.

However as indicated in Note 28 Endesa has made use of IFRS 1 exceptions and has maintained the inflation adjustment previously recorded under Spanish GAAP as part of the depreciated cost of the property, plant and equipment at 1 January 2004 for each respective subsidiary where such adjustment had been made. In accordance with IFRS such exception was not permitted for the goodwill in each respective Foreign Subsidiary with inflation adjustment, therefore such effect has been eliminated in the first time adoption of IFRS.

Such IFRS 1 exception is not allowed under U.S. GAAP; therefore Endesa presents a reconciling item for all inflation effects maintained in Endesa’s IFRS balances for the depreciated cost of the property, plant and equipment inflation adjustment until the first application of IFRS and an increase in income of each year that results from the recalculation of the depreciation expense on a historical cost basis without inflation effect, which is being amortized as part of the respective cost of such assets over their respective remaining useful life.

2.2 - Restatement of U.S. GAAP Figures for Adjustments for Inflation of Foreign Subsidiaries

As previously explained the inflation adjustment had never been considered as an reconciling item from Spanish GAAP, Endesa’s previous GAAP, to U.S. GAAP since under Endesa’s previous GAAP the application of inflation adjustment was considered to be part of a comprehensive measure of accounting for the effect of some Latin American subsidiaries price-level changes.

In addition, the Chilean Association of Accountants issued in 1998 its Technical Bulletin (“BT”) No. 64 that required the adoption of the U.S. dollar as the “functional currency” as part of a comprehensive basis of adjusting for inflation for those financial statements of foreign subsidiaries that operated in “unstable countries” (as defined by BT-64), and which are not considered to be an extension of Enersis Group (a Chilean SEC registrant which is a subsidiary of Endesa Group). This accounting policy was also followed under U.S. GAAP, since BT-64 was considered to be an integral part of a comprehensive basis of adjusting for inflation. However in view of the changes in the economic circumstances in the Latin American region, Endesa determined that consideration of the U.S. dollar as the functional currency of such subsidiaries as required by BT-64 was no longer appropriate in 2001. As a result, management decided to discontinue the use of BT-64 in preparation of the U.S. GAAP accounts and apply the provisions of SFAS No. 52, “Foreign Currency Translation,” beginning January 1, 2001.

Therefore in order to eliminate all inflation adjustment effects the Group has restated Endesa’s previously presented U.S. GAAP figures in order to:

•       eliminate in all previous presented periods prior to January 1, 2004 all inflation adjustments recorded as part of the depreciated cost of the property, plant and equipment and goodwill in each respective Foreign Subsidiary

•       eliminate all inflation adjustment effects recorded in the year 2004 as part of the depreciated cost of the property, plant and equipment and goodwill in each respective Foreign Subsidiary

•       eliminate in all previous presented periods prior to December 31, 2004 all the inflation adjustments recorded for the effects of applying BT 64.

In prior years as allowed pursuant to Item 17 (c) (iv) (A) of Form 20-F Endesa’s reconciliation from accounting principles generally accepted in Spain to U.S. GAAP excluded any adjustments attributable to the effect of differences resulting from the accounting for inflation as it was considered to be part of a comprehensive measure of accounting for the effect of some Latin American subsidiaries price-level changes in the local GAAP. Since such price-level adjustment as Item 17 (c) (iv) A for Form 20-F is no longer applicable as a result of the Company’s adoption of EU-IFRS (see Note 28) all inflation adjustment for U.S. GAAP before January 1, 2004 have been removed.

Set forth below is a reconciling table of Endesa’s previously presented U.S. GAAP shareholders’ equity and net income, which as permitted did not eliminate any effects of inflation adjustment, to the U.S. GAAP figures without inflation adjustments as reconciled from the IFRS financial statements.

	YEAR 2004
	Net Income	Equity
U.S. GAAP as originally reported	1,576	10,181
Effect of change in monetary
restatement on U.S. GAAP	(126)	(2,159)
Tax effects	(15)	344
Effect of minority interest	19	1,007
U.S. GAAP as restated	1,454	9,373

3. Adjustments to the cost of property and equipment

3.1. Elimination of legal restatements of Spanish fixed assets

As described in Note 3-a, the cost and accumulated depreciation of the utility plants includes the asset revaluation permitted in the various countries to correct the value of the property, plant and equipment for the effect of inflation. The fixed assets in Spain of Endesa Group were revalued based on a one-time adjustment in 1996 in accordance with Spanish regulations.

As indicated in Note 28, under IFRS Endesa has made use of the exception permitted by applying IFRS 1 and has maintained the depreciated cost of the property, plant and equipment at 1 January 2004 including asset revaluations.

Under U.S. GAAP, such revaluations are not permitted. The adjustments shown in the reconciliation include a reduction in shareholders’ equity to eliminate the revaluations made in Spain and an increase in income of each year resulting from the recalculation of the depreciation expense based on historical cost.

The inflation adjustment for countries outside Spain has been considered in the Adjustment for Inflation of Foreign Subsidiaries as described above.

4. Revenue recognition

4.1. Up-front Fee

Under IFRS, in accordance with IAS 18 revenue recognition regarding entrance fees (certain “up front” fees) depends on the nature of the services provided. If the fee includes only the entrance, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognized as revenue if no significant uncertainty as to its collectability exists.

Under U.S. GAAP Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101 modified by SAB 104, or SEC Staff Accounting Bulletin Topic 13-A.1, Revenue Recognition) guidance is followed.

Under IFRS, such entrance fee collected by Electricity Distribution Activities from new customers is considered to be a standalone transaction and all other services are paid for separately, therefore such fee is recognized up-front as revenue when no significant uncertainty as to its collectability exists.

Under U.S. GAAP, such entrance fee which is considered to be revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship.

The effect of the deferred and released revenue from prior periods has been recorded as a reconciliation item from IFRS to U.S. GAAP.

4.2. Revenue Recognition in Brazilian Subsidiaries

Some Brazilian subsidiaries which are considered to be regulated enterprises have recorded the revenues and defer the cost established by the Brazilian Government to compensate the effects of the energy shortage in 2002 and 2001.

As explained in Note 28, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting; rather it has used for the year 2004 Endesa’s Previous GAAP, Spanish GAAP. During 2004 these revenues and deferred costs were considered in Endesa’s Previous GAAP as financial assets - accounts receivables fully recognized for Spanish GAAP purposes.

Endesa has applied IAS 32/39 as of January 1, 2005. In accordance with the IFRS accounting guidance, those financial assets - accounts receivables recorded under Endesa’s Previous GAAP - did not meet the definition of financial assets according to IAS 39 and therefore those assets have been adjusted in Endesa’s IFRS financial statements in the first-time application of IAS 32/39 as of January 1, 2005.

In accordance with EITF Issue 92-7, “Accounting by rated-regulated utilities for the effects of certain alternative revenue programs”, under U.S. GAAP an asset should be recorded for the part that will be recovered in the next 24 months. Therefore, as of December 31, 2004 the Group has reversed the part of the asset (under Endesa’s Previous GAAP considered as financial assets - accounts receivables) that would be recovered in a period longer than 24 months. As of December 31, 2005 due to the first-time application of IAS 32/39 as of January 1, 2005, which has removed all the asset recorded under Endesa’s Previous GAAP, the Company has recorded under U.S. GAAP that part that will be recovered in the next 24 months. Under U.S. GAAP for 2005 and 2004 the recorded assets are not financial assets but are intangible assets. Therefore the effect of this adjustment in the reconciliation to U.S. GAAP is an increase in net income of €38 million and a decrease of €7 million and a decrease in equity of €13  million and an increase of €234 million for the years ended December 31, 2004 and 2005, respectively.

5.  Planned Major Maintenance Activities

Under IFRS planned major maintenance activities are expensed as they are incurred.

Prior to January 1, 2005, Endesa used the accrual method to account for such costs in accordance with U.S. GAAP. Under the accrual method, the estimated cost of the initial overhaul is accrued to the overhaul. At that time, the actual cost of overhaul is charged to the accrual, with any deficiency or excess charged or credited to expense. The cost of the next overhaul is then estimated and accrued to that overhaul, at which time the process is repeated. From January 1, 2005 these costs are being expensed as they are incurred.

The cumulative effect of the change in principle under U.S. GAAP (€43) million has been included in the U.S. GAAP net income for the period ended December 31, 2005, eliminating the related reconciling difference between IFRS and U.S. GAAP that existed at December 31, 2004.

6. Sale and leaseback involving real estate

In 2003 Endesa Group sold and leased back certain real estate assets, including its main office building, to a third party, which is not a Special Purpose Entity (SPE) as defined in U.S. GAAP.

Under IFRS, if the sale-leaseback transaction results in an operating lease, the gain or loss on the sale of the asset should be recognized immediately if the sale is made at fair value. Regardless of the sale price, if at the time of a sale-leaseback transaction the asset’s carrying amount exceeds its fair value, the excess should be recognized immediately as a loss. Sale-leaseback transactions involving real estate should be accounted for in the same manner as other sale-leaseback transactions.

Under U.S. GAAP, only the gain on the sale in excess of the present value of the minimum lease payments is recognized at the date of the sale in the case that the seller has leased back more than a minor portion of the asset. The remaining gain is deferred and amortized in accordance with U.S. GAAP, i.e. amortized in equal monthly amounts over the lease term because the leaseback has been classified as an operating lease.

7. Accounting for certain investments in equity securities

7.1. Accounting for certain investments in debt and equity securities prior to adoption of IAS 32/39

As explained in Note 28, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting; rather the Group has used for 2004 Endesa’s Previous GAAP, Spanish GAAP. Therefore during the year 2004, prior to the first application of IAS 32/39, the accounting policies for some equity securities, in accordance with Spanish GAAP, Endesa’s Previous GAAP, required the equity method of accounting for investments in listed equity securities where the investor held more than 3% irrespective of whether or not the entity could exercise significant influence. However, during 2004 under

IFRS the accounting value of these investments were held at their carrying amounts as of December 31, 2003. Other debt securities were recorded at initial cost plus interest.

As indicated in Note 28 Endesa has applied IAS 32/39 as of January 1, 2005. In accordance with IFRS accounting guidance, financial assets in debt and equity securities should be recorded depending on their initial classification. Endesa’s investments in debt and equity securities basically were considered as available for sale at fair value with changes in equity.

U.S. GAAP (SFAS No. 115) requires investments in marketable debt and equity securities to be classified based on the purpose for which they were acquired (held-to-maturity securities, trading securities and available-for-sale securities). The treatment of the unrealized gains and losses differs depending on the classification: unrealized gains and losses (except other than temporary impairments) on securities which the company considers held-to-maturity are not recorded; unrealized gains and losses on securities considered available-for-sale are not recorded in the income statement but as a separate component of the shareholders’ equity,  “Other comprehensive income”; unrealized gains or losses on trading securities are recorded in the income statement. Market value is determined using the year-end market price.

For U.S. GAAP purposes, unrealized gains/losses of securities considered available-for-sale are included in shareholders’ equity until they are realized or recorded into earnings due to other than temporary decline of value.

Therefore the Group has included a reconciliation item for the period ended December 31, 2004 in order to adjust all investments in debt and listed equity securities from cost and equity method, as required according to Endesa’s Previous GAAP, to fair value with changes in equity as required under U.S. GAAP.

Since Endesa has applied IAS 32/39 which is similar to the principles under U.S. GAAP for these types of investment, no item has been included in the reconciling table.

The following supplementary information presents for 2005 the aggregate amount of unrealized gains and losses under U.S. GAAP; the aggregate relate to the fair value of Endesa’s investments and the unrealized gains or losses segregated by those that have been in a continuous unrealized gain or loss position for less than 12 months and those that have been in a continuous unrealized gain or loss position for 12 months or longer.

Equity Security	Original Cost	Fair Value	Unrealized Gains less than 12 months	Unrealized Gains previous years	Total Gross Unrealized Gains
Red Eléctrica de España	20	106	39	47	86

Goodwill from equity investment was recorded apart from the amounts of each respective investment under Endesa’s Previous GAAP. Due to the first application of IFRS the goodwill of equity investment was recorded in equity investment. In addition, the amount of Endesa’s previous proportional equity investment recorded under Endesa’s Previous GAAP was adjusted for the application of IFRS in such investment. In order to recognize the effects of the first application of IFRS to Endesa’s equity investees (mainly in Auna) such effect was recorded against retained earnings, instead of adjusting the goodwill recognized under Endesa’s Previous GAAP.

Under U.S. GAAP goodwill of each equity investment was initially recorded considering initial allocation of the proportional equity investment in accordance with U.S. GAAP, unrecorded intangible assets and the remaining goodwill. In this respect, goodwill of Endesa’s equity investment in Auna under U.S. GAAP was different than as recorded under Spanish GAAP, Endesa’s Previous GAAP, due to different proportional equity under both GAAPs. This effect did not produce any significant reconciliation difference between U.S GAAP and Endesa’s Previous GAAP since it related basically to a reclassification between goodwill and proportional equity participation both within financial investment in equity investee under U.S. GAAP.

However, due to the application of IFRS in Endesa’s proportional equity investment in Auna, Endesa has included a reconciling item in order to reverse the effects of the first application of IFRS for Endesa’s participation in Auna, which was recorded as reserve for the first application of IFRS and for recording such investment and goodwill in accordance with U.S. GAAP. Such difference relates to the different Goodwill for equity investment under U.S. GAAP, IFRS and Spanish GAAP, Endesa’s Previous GAAP.

Since the Company sold a significant part of its equity investment during 2005 as explained in Note 9 a major proportional part of the U.S. GAAP goodwill for the respective disposal was recorded in earnings in Endesa’s reconciliation between IFRS to U.S. GAAP. As the sales of fully consolidated companies and companies accounted for using the equity method are considered within Operating Income under U.S. GAAP but not under IFRS, the income from the sale of this equity investment is considered Operating Income under U.S. GAAP.

7.2. Accounting for certain investments in equity securities—Unlisted Equity Investments

During 2005 Endesa has disposed of a significant part of its equity investment in Auna, an unlisted equity investment. The remaining participation was classified under IAS 32/39 as available for sale. IFRS requires investments in unlisted equity investments for which a fair value can be reasonably estimated to be recorded at fair value with changes in fair value recorded in reserves within shareholders’ equity.

U.S. GAAP requires that unlisted equity securities to be recognized at cost with any impairment loss recognized in earnings.

The Group has included this effect in Endesa’s reconciliation in order to adjust from IFRS to U.S. GAAP.

8. Business Combinations and Goodwill

8.1. Goodwill arising under U.S. GAAP—Business Combination

Under IFRS, goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control has been acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

As permitted by IFRS 1 for the first adoption of IFRS the Company has applied an exception of not recalculating all the effects of business combinations prior to January 1, 2004, therefore Goodwill for business combinations prior to January 1, 2004, is measured as recorded under Spanish GAAP, Endesa’s previous GAAP. Since January 1, 2004 goodwill has not been amortized, any business combination was recorded in accordance with IFRS 3, at the end of each reporting period goodwill has been reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment has been written down, according to IFRS.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets is recorded as goodwill. Under U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be considered in order to determine the purchase price. Under U.S. GAAP, acquisitions are recorded in accordance with the purchase accounting method. By this method, under U.S. GAAP the excess of the cost over the fair value of acquired assets and liabilities should be recognized as goodwill.

On July 16, 1999, Sevillana de Electricidad, S.A., Fuerzas Eléctricas de Cataluña, S.A. (FECSA), Empresa Hidroeléctrica del Ribagorzana, S.A. (ENHER), Eléctricas Reunidas de Zaragoza, S.A. (ERZ), Gas y Electricidad, S.A. (GESA), Unión Eléctrica de Canarias, S.A. (UNELCO), Electra de Viesgo, S.A. (VIESGO) and Saltos del Nansa, S.A. (NANSA) were merged into Endesa, S.A. (absorbing company). Under the merger, which was effective for accounting purposes from January 1, 1999, the absorbing company acquired the absorbed companies’ assets and liabilities net of successive transactions by universal succession. The merger took place through the exchange of the shares held by the merged companies’ minority stockholders for newly issued shares of Endesa, S.A. Under U.S. GAAP such acquisition of the shares from the minority stockholders is accounted for under the purchase method. Accordingly, the cost of the acquired company is measured by the fair value of the equity securities issued and goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired. Under Spanish GAAP, Endesa’s previous GAAP, such acquisition was recorded using the “pooling” method. Furthermore, under U.S. GAAP the purchase of the shares from the minority stockholders is recorded on the consummation date of the transaction (July 16, 1999) rather than the accounting effective date. Accordingly, minority interest in the results of operations recorded for the period from January 1, 1999 to July 16, 1999 has been adjusted in U.S. GAAP for the purposes of the purchase price allocation.

8.2. Goodwill amortization

Under IFRS, goodwill has not been amortized as from the date of application of IFRS,  January 1, 2004.

Under U.S. GAAP effective January 1, 2002, goodwill is no longer being amortized.

8.3. Reversal of goodwill impairment

Under IFRS, with respect to cash-generating units to which goodwill has been allocated, the recoverability analysis is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis.

The recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, the Group used the value in use approach in practically all cases.

In assessing the value in use, the Group prepares the projections of future pre-tax cash flows based on the most recent forecasts approved by the Company’s directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it operates. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to the heading “Depreciation and Amortization Charge” in the consolidated income statement. Impairment losses on goodwill are not reversible.

As indicated in Note 8, during 2004 Endesa recorded an impairment loss under IFRS for its cash-generating unit Coelce for an amount of €57 million.

Under U.S. GAAP effective January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill related to subsidiaries and equity method investments is no longer amortized over its estimated useful life. Goodwill on reporting units is tested for impairment on an annual basis and whenever indicators of impairment arise. Under U.S. GAAP, the goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches. The income approach, which has been applied, considered the traditional discounted cash flow method. Goodwill is being tested for impairment as of December 31 of every year.

Since under IFRS goodwill is tested at a lower level of financial information (cash-generating units) than the U.S. GAAP reporting unit, the impairment recorded in 2004 under IFRS was not considered necessary; therefore it has been reversed in the reconciliation note from IFRS to U.S. GAAP.

On December 31, 2005 and 2004, as a result of the test performed, Endesa Group determined that no impairment under U.S. GAAP was required for the goodwill.

8.4. Negative Goodwill

Under IFRS any excess cost of the acquisition over the acquirer’s interest in the fair value of the net identifiable assets acquired represents goodwill and should be recognized as an asset. Negative goodwill is recognized in earnings. When there is apparently an excess of the acquirer’s interest in the fair value of the net assets acquired over the cost of the acquisition, the acquirer is required to undertake a reassessment of the cost of the combination and fair value of the acquired assets and assumed liabilities and contingent liabilities. If excess continues to exist following the reassessment, it is recognized immediately in profit.

Under U.S. GAAP, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (so-called “negative” goodwill). That excess should be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired noncurrent assets except (a) financial assets, other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed, unless the combination involves contingent consideration that would be recognized as an additional element of cost of the acquired entity. In this case, a potentially lesser amount is recognized as the extraordinary gain.

All the negative goodwill recorded under Spanish GAAP, Endesa’s previous GAAP, has been reversed upon the first adoption of IFRS.

Therefore the Group has included a reconciling item in order to reconcile the effects of the first application to IFRS to U.S. GAAP as indicated above.

8.5. Goodwill Disclosure

Both U.S. GAAP and IFRS goodwill related to subsidiaries are disclosed separately as an intangible asset while goodwill on equity method investments are included in the carrying amount of the investments.

On December 31, 2005 and 2004, the carrying amounts of goodwill under U.S. GAAP for each of Endesa’s business segment and reporting units are as follows:

	Domestic	Latin America
	electricity	electricity activity
millions of euros	activity	Chile	Brazil	Others	Italy	France	Portugal	Total
Changes in the amounts of Goodwill - U.S. GAAP
Balance as of January 01, 2004	642	2,137	343	25	1,479	—	—	4,626
Additions	—	102	—	—	15	276	—	393
Retirements	—	—	—	—	—	(46)	—	(46)
Translation differences	—	(33)	(10)	—	—	—	—	(43)
Others	—	—	—	—	—	(19)	—	(19)
Balance as of December 31, 2004	642	2,206	333	25	1,494	211	—	4,911

	Domestic	Latin America
	electricity	electricity activity
millions of euros	activity	Chile	Brazil	Others	Italy	France	Portugal	Total
Changes in the amounts of Goodwill - U.S. GAAP
Balance as of January 01, 2005	642	2,206	333	25	1,494	211	—	4,911
Additions	—	3	—	—	—	—	145	148
Retirements	—	—	—	—	—	—	—	—
Translation differences	—	623	64	7	—	—	—	694
Others	—	—	—	—	—	(5)	—	(5)
Balance as of December 31, 2005	642	2,832	397	32	1,494	206	145	5,748

During 2004 the Company elected to focus on a geographic region for its International Electricity Business Segment. Therefore, management has reorganized the reporting units of such segment based upon countries resulting in the integration of all previous reporting units segregated in services and countries to a single reporting unit that represents all the Companies’ integrated services in each respective country.

9. Termination Benefits

Under IFRS an entity shall recognize termination benefits as a liability and an expense when the entity has a detailed formal plan, without realistic possibility of withdrawal, to terminate the employment of an employee or group of employees before the normal retirement date.

Under U.S. GAAP in accordance with SFAS 88.15, special termination benefits are recognized when the employees formally accept the offer and the amount can be reasonably estimated.

Therefore in Endesa’s reconciliation from IFRS to U.S. GAAP the Group has eliminated part of Endesa’s provision that did not meet U.S. GAAP criteria.

10.   Pension plans

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

As applied in Spanish GAAP, Endesa’s Previous GAAP, the law established a transition period for certain specific situations. In these cases, each company had to set up a plan to balance its obligations that set the transfer of funds, the past service costs and the pension benefits. The funds contributed comprised the balances recorded in the balance sheet unless a different amount of funds had been approved. If so, the difference should have been accounted for before transfer. When the plan included retired employees or other beneficiaries’ benefits, the funds should not be assigned to the current employees before fully covering the accrued benefits obligations for these individuals. The maximum period to complete the transfer was 10 years. The maximum time to cover the deficit obligation should have been 15 years, with a minimum contribution of 5% each year. After half of the estimated period of the transfer, at least 50% of the deficit should have been contributed.

With reference to insurance contracts, the law permitted the premium to be financed over a 10-year period.

After the transition period, no further contributions to the plan or the insurance contract regarding projected benefit obligations would be required.

10.1 - Prior Service Costs of Plan Amendments

Some of the costs in relation to past services costs have been recognized in accordance with Spanish GAAP, Endesa’s Previous GAAP, as deferred costs. Upon the transition to IFRS as indicated in Note 28.c and required by IFRS 1, these deferred costs have been totally eliminated.

Under U.S. GAAP those plan amendments that relate to prior service cost are recognized during the future service periods of those active employees at the date of the amendment who are expected to receive benefits under the plan.

10.2 - Actuarial gain and losses

Under IFRS as indicated in Note 3.k - Provisions for pensions and similar obligations, the amount of the net actuarial liabilities accrued at year-end is recorded under Long-Term Provisions on the liability side of the accompanying consolidated balance sheet and all actuarial losses and gains arising in the measurement of these liabilities and those arising from changes in the fair value of the plan assets are recognized directly under the heading “Equity—Retained Earnings”.

Under U.S. GAAP the actuarial gain or losses must be amortized over the average remaining service period of active employees expected to receive benefits under the plan or in a faster period. Consistent with Endesa’s previous periods, the accounting treatment followed by Endesa under U.S. GAAP is to record in earnings all effects of actuarial gain or losses. Due to this accounting treatment Endesa does not have a shareholder’s equity difference between IFRS and U.S. GAAP.

10.3. Pension plans disclosures

The following data present some supplementary information regarding Endesa’s pension plans in Spain and in Latin America.

Defined benefit pension plan assets allocations at December 31, 2005, by assets category are as follows:

Asset Category	Plan asset
Equity securities	27.63%
Debt securities	70.83%
Real State	1.15%
Other	0.39%

As of December 31, 2005, the following benefits payments are expected to be paid (millions of euros):

Year	Pension Benefit
2006	67
2007	73
2008	79
2009	82
2010	87
Thereafter	430

11.   Derivative instruments and hedging activities

11.1 Derivatives and Hedging prior to January 1, 2005

As explained in Note 28, during 2004, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting; rather it has applied Endesa’s Previous GAAP, the Spanish GAAP. During 2004, in accordance with Spanish GAAP derivatives were recorded at lower of cost or market value and embedded derivatives were not required to be bifurcated. Under Endesa’s Previous GAAP hedging strategy did not have to meet minimum documentation requirements and those derivatives designated in a economic hedging strategy were not recorded at fair value, rather they modified the respective hedged item accrual basis in order to take into consideration the characteristics of the hedging strategy achieved by the respective derivative.

SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

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

Accordingly, in 2004 the Group has included a reconciling item in order to account for all differences between Endesa’s Previous GAAP and U.S. GAAP.

11.2 Derivatives and Hedging after to January 1, 2005

As indicated in Note 28 Endesa has applied IAS 32/39 as of January 1, 2005. In accordance with the IFRS accounting guidance, all derivatives, including certain derivative instruments embedded in other contracts (embedded derivatives), and used for hedging activities must be recorded at fair value. According to IFRS hedging activities must be properly documented and proved to be efficient.

In addition under IFRS for fair value hedges: the hedged item and the hedge are both measured at fair value, and changes in these fair values are recognized in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement.

Under IFRS cash flow hedges must  record changes in the fair value of the derivatives, with respect to the effective portion of the hedges under Equity—Unrealized Asset and Liability Revaluation Reserve. The cumulative gain or loss recognized in this account is transferred to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement.

Under IFRS hedges of a net investment in a foreign operation: changes in fair value are recognized, in respect of the effective portion of these hedges, net of the related tax effect, as Translation Differences in equity (see Note 13), and are transferred to the consolidated income statement when the hedged investment is disposed of.

As required by IFRS, all hedging documentation had to be in place prior to the adoption of IAS 32/39.

Under U.S. GAAP, as explained above, SFAS No. 133 established similar criteria as IFRS for the accounting recognition of all derivatives, including certain derivative instruments embedded in other contracts (embedded derivatives), and used for hedging activities.

Basically the significant differences between IFRS and U.S. GAAP for derivatives and hedging activities after January 1, 2005 include transactions for which: (a) derivatives were used for hedging under IFRS that have been formally documented prior to the adoption of IAS 32/39, January 1, 2005, but were not assigned and documented as a hedge instrument under U.S. GAAP; (b) non-derivative instruments that were used as a hedging instrument of foreign exchange risks of highly probable forecast transaction, for which under U.S. GAAP such strategy is only allowed with derivatives instruments; and (c) contracts that were classified as own use under IFRS and, therefore, were not treated as a derivative, for which under U.S. GAAP either formal documentation stating that such instruments were being used as normal purchases and sales have not been prepared or they could not be treated as normal purchases and sales due to the currencies under which the contracts were made.

12.   Treasury Stock

As explained in Note 28, during 2004, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting; rather the Company used Endesa’s Previous GAAP, the Spanish GAAP. During 2004, in accordance with Spanish GAAP since there are no plans to retire the treasury stock of the Controlling Company (Endesa, S.A.), these shares were recorded during 2004 at the lower of cost or underlying book value in the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection. If the cost of the shares of treasury stock is higher than their market value, the provision required to cover this difference is charged to the “Non operating Income” caption in the consolidated statement of income. The remainder of the provisions recorded for the difference between the underlying book value and the lower of the cost or market value of the shares is charged to unrestricted reserves. Gains and losses on subsequent sales of treasury stock were recorded in net income.

Upon the adoption of IAS 32/39, according to IFRS, treasury shares should not be recognized as an asset. The acquisition of treasury shares, or an obligation to purchase treasury shares for a fixed amount of cash or for another financial asset, should be recognized as a deduction from equity. Similarly, a contract acquired by an entity that gives it the right to acquire a fixed number of its own shares for a fixed amount of cash or another financial asset (e.g., a purchased call option) should be recognized as a deduction from equity. No gain or loss should be recognized in the income statement on the acquisition or cancellation of treasury shares.

Under U.S. GAAP capital stock acquired which is not retired may be treated as if it had been retired or, if not prohibited by law, carried at cost and reflected as a separate deduction from shareholders’ equity. Gains and losses on subsequent sales of treasury stock are not recognized in net income.

Therefore the Group has included a reconciling item for the year ended December 31, 2004 in order to adjust the accounting treatment followed during such year to U.S. GAAP. In 2005, due to the application of IAS 32/39 no difference in treatment between both accounting principles arose as a reconciling item between net income or shareholder’s equity.

13.   Transaction gain or losses in intercompany transactions

In accordance with IAS 21, until December 31, 2005, IFRS as adopted by Endesa considered a different accounting treatment depending on the currency in which a monetary item considered as part of an entity investment in a foreign operation was denominated. Accounting policies followed required the exchange differences that arise on translating the monetary item into the functional currencies of the reporting entity to remain recognized in profit or loss if such item was in a currency other than the functional currency of either the reporting entity or the foreign operation.

Under U.S. GAAP, an item regarded as part of an entity’s investment in a foreign operation would have the exchange differences that arise on translating the monetary item to be classified as cumulative translation adjustment as part of other comprehensive income.

The Group has included a reconciling difference between IFRS and U.S. GAAP net income for this effect for both 2004 and 2005 for those items in currencies other than of the reporting entity or the foreign operation. This difference did not produce any impact in the IFRS to U.S. GAAP reconciliation of shareholder’s equity.

Given the fact that IAS 21 has been amended on December 15, 2005 allowing a similar treatment as U.S. GAAP, for this difference will cease as from the adoption of such amendment as from January 1, 2006.

14. Currency Translation Adjustment

Both IFRS and U.S. GAAP require that the Currency Translation Adjustment (CTA) arising from the translation of the financial statements of foreign subsidiaries and associated companies is recorded to Shareholders’ Equity. Under both GAAPs when an investment in a foreign company is sold, the accumulated CTA is credited to the statement of income. This adjustment though does not affect Stockholders’ Equity.

However, when converting from Spanish GAAP, Endesa’s Previous GAAP, to IFRS the group applied the exception provided for in IFRS, and the translation differences arising on or after January 1,  2004, were transferred to reserves.

In 2005 Smartcom was sold and, accordingly, the reconciliation of IFRS to U.S. GAAP  includes an adjustment for accumulated translation adjustment under U.S. GAAP in this regard for €33 million.

15. Income Taxes

Under IFRS a deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that: (a) is not a business combination; and (b) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition according to IFRS deferred tax assets and liabilities are considered to be non-current.

Under U.S. GAAP an enterprise shall recognize all deferred tax liability or assets for all temporary differences, operating loss and tax credit carryforwards, independently if at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss), except for any temporary differences that arise from initial recognition of goodwill. Any recognized deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, U.S. GAAP requires classification of deferred tax liabilities and assets as current or noncurrent based on the classification for financial reporting of the related non-tax asset or liability.

Except for the income tax effects of U.S. GAAP adjustments recorded in Endesa’s reconciliations to U.S. GAAP, when applicable, and the balance sheet classification difference as disclosed below, the Group has not identified any significant difference from the application of IFRS and U.S. GAAP for tax matters.

Deferred tax assets and liabilities as of December 31, 2005 and 2004 under U.S. GAAP are as follows:

	Millions of Euros
	Deferred Taxes
	2004		2005
	Assets	Liabilities	Assets	Liabilities
Balance under IFRS (Note 19)
Deferred tax	3,359	1,724	3,460	1,852
	3,359	1,724	3,460	1,852
Total adjustments under U.S. GAAP	729	—	743	—
Deferred tax under U.S. GAAP	4,088	1,724	4,203	1,852

16.  Classification differences between IFRS and U.S. GAAP

16.1 CO2 emission allowances

Under IFRS as indicated in Note 3.d the Group is recording CO2 Emission allowances received as an intangible asset and deferred income by their fair value at date they are granted by each respective Government. Such intangible assets are not subsequently revalued and are excluded when delivered to each respective Government.

As indicated in Note 3.k, under IFRS Endesa records a provision against earnings considering the same cost of the respective intangible asset for those amounts that the Group has been granted. In this respect the Company recorded in earnings a part of Endesa’s deferred income for the same amount of emission rights used.

In addition, any shortfall of emissions allowance after consideration of amounts granted is recorded as a provision at fair value against earning for the amount considered necessary to buy such allowances. Such provision is reviewed and recorded in every period at its fair value with any change recorded in earnings.

Under U.S. GAAP the Group has eliminated from Endesa’s balance sheet all intangible asset, deferred income, provision for emission granted and all respective income and expenses from Endesa’s income statement since the Company is not recording any accounting effect for emissions granted or used under the granted amount. In addition in U.S. GAAP the Group has maintained the provision at fair value through earnings for those rights that Endesa will need to buy.

In this respect the Group has eliminated the following amounts which do not have any impact in Endesa’s IFRS or U.S. GAAP net income or shareholder’s equity:

2005
Intangible Assets	(374)
Provisions	370
Operating Income	370
Operating Expenses	(370)
Deferred Income	4

16.2 Nuclear Fuel

As disclosed in Note 3.h, under IFRS, the Company has classified Nuclear Fuel in Inventory that under U.S. GAAP constitutes a depreciable asset. Consequently, under U.S. GAAP, €253 million and €216 million should be reclassified from inventory to long-term asset as of December 31, 2005 and 2004, respectively. The related U.S. GAAP depreciation expense of €81 million and €88 million for the years ended December 31, 2005 and 2004, respectively, is reclassified but remains unchanged.

16.3 Deconsolidation of Endesa Capital Finance, LLC

As explained in Note 28 during 2004, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting rather the Company uses Endesa’s Previous GAAP, Spanish GAAP.

In March 2003, Endesa Group created a variable interest entity (“VIE”), Endesa Capital Finance, LLC (“Endesa Capital Finance”) to issue €1,500 million of preference shares. The Financial Accounting Standards Board (“FASB”) released Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46R”), which requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46R is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. According to this Interpretation, Endesa Capital Finance is a VIE and Endesa Group is not the primary beneficiary. Accordingly, under U.S. GAAP, Endesa Group should not consolidate Endesa Capital Finance. Consequently, the loan payable to Endesa Capital Finance remains outstanding on the U.S. GAAP consolidated financial statements.

Under Spanish GAAP, since preference shares are shares of subsidiaries held by third parties, they were classified as minority interests.

Therefore, in 2004 the €1,500 million of preference shares issued by Endesa Capital Finance that is classified as minority interests under IFRS should be reclassified to long-term debt in the Consolidated Balance Sheet under U.S. GAAP at December 31, 2004.

Similarly, €60 million that is classified as income (loss) attributed to minority interests in the Statement of Income for the period ended December 31, 2004 under IFRS should be reclassified to financial expenses under U.S. GAAP.

In 2005 Endesa have applied IAS 32/39 as January 1, 2005. As commented in Note 28 upon adoption of IAS 32 the preferred shares issued by Endesa Capital Finance no longer qualify as equity instruments under IFRS but are presented as a financial liability. Therefore, in 2005 a reclassification between equity and liability as the one described above is not applicable.

17.  Additional disclosure required under U.S. GAAP

17.1 Disclosures about the fair value of financial instruments and about derivative financial instruments

Statement of Financial Accounting Standard No. 107 (SFAS No. 107) requires that the Company disclose the estimated fair values of its financial instruments as of December 31, 2005 and 2004. The following methods and assumptions were used by the Group to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

1.    Cash, short-term financial investments, accounts receivable and payable, and other short- term debt and credit—

The carrying values reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

2.    Financial investments in non-consolidated companies—

The fair value of the long-term investment securities of the companies not consolidated as of December 31, 2005 and 2004, is as follows:

—        Listed companies—

Listed companies were valued at their market price on the last trading day in 2005 and 2004. As of December 31, 2005 and 2004, the market value of available-for-sale securities, based on the stock market price was as follows:

	Millions of euros
		Gross Unrealized
	Cost Basis	Gains (Losses)	Fair Value
2004	20	47	67
2005	20	86	106

In 2005 and 2004, none of the investments in available-for-sale securities was more than 12 months in a continuing unrealized loss position.

3.    Loans to companies accounted for by the equity method and other loans-

The fair value is the book value since they accrue interest cost at market rates.

4.    Debentures and bonds—

Since all the debentures and bonds are listed, the fair values reflect the market price on the last trading day in 2005 and 2004.

5.    Commercial paper—

Commercial paper notes were discounted to present value on the basis of the market interest rates borne by these securities as of December 31, 2005 and 2004.

6.    Fixed-interest loans and credits—

The fair value of fixed-interest loans and credits was estimated by discounting at the market interest rate for similar transactions arranged at 2005 and 2004 year-end.

7.    Variable-interest loans and credits—

Since these debts are valued at prevailing market interest rates, their fair value as of December 31, 2005 and 2004, is the same as their carrying amounts.

8.    Other long-term debt—

This caption includes various long-term debt items, principally guarantees received, which, because of their nature, are not transferable and whose fair value is the same as their book value.

Following is a summary of the carrying amounts and fair value of the financial instruments as of December 31, 2005 and 2004:

	2005		2004
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash and cash equivalents	2,614	2,614	2,178	2,178
Current financial assets	77	77	64	64
Trade and other receivables	6,098	6,098	4,382	4,382
Current trade and other payables	7,958	7,958	5,108	5,108
Other non-current payables	1,032	1,032	1,032	1,032
Financial investment (non consolidated)
Listed company	20	106	20	67
Loans to associates	269	269	122	122
Other loans	304	304	323	323
Short and long term debt
Preference shares	1,419	1,500	—	—
Debt instruments and other held-for-trading liabilities	11,546	12,524	12,027	12,784
Bank borrowings	6,507	6,814	6,043	6,041
Other financial liabilities	1,024	793	1,186	1,245
Derivatives	541	228	—	210

17.2. Comprehensive Income

Total Comprehensive income under U.S. GAAP for the years ended December 31, 2005 and 2004 was €3,492 million and €1,336 million, respectively. The following is a Statement of Comprehensive Income for the years ended December 31, 2005 and 2004:

	Millions of euros
	2004 (***)	2005
Net Income according to U.S. GAAP	1,454	2,753
Currency Translation Adjustment(*)	52	905
Translation differences related to disposals(*)		(32)
Available-for-sale securities, net of tax effect(**)	(63)	14
Derivative instruments:
Deferred revenues on SFAS No. 133 hedge net of tax	(107)	(148)
Comprehensive (loss)/Income	1,336	3,492

(*)                       There is no tax effect on translation adjustments

(**)                Tax effect of 35%

(***)         Net income under U.S. GAAP as of December 31, 2004 has been restated as a consequence of the elimination of the effect of the inflation (see below the reconciliation of net income under U.S. GAAP as previously reported and net income as restated).

The table below shows changes in Accumulated Other Comprehensive Income:

	Accumulated Other Comprehensive Income (Loss) Net of Tax
In millions of Euros	Unrealized Gains (Losses) on Securities	Foreign Currency	Derivatives	Total
Balance at December 31, 2003	94	(1,723)	6	(1,623)
Unrealized gains (losses) on securities for the period	32	—	—	32
Reclassification to net income for gain (losses) realized from other then temporary impairments of securities	(95)	—	—	(95)
Foreign currency period change, net of disposals	—	52	—	52
Derivatives period change, net of reclassifications to net income	—	—	(107)	(107)
Balance at December 31, 2004	31	(1,671)	(101)	(1,741)
Unrealized gains (losses) on securities for the period	14	—	—	14
Reclassification to net income for gain (losses) realized from other then temporary impairments of securities	—	(32)	—	(32)
Foreign currency period change, net of disposals	—	905	—	905
Derivatives period change, net of reclassifications to net income	—	—	(148)	(148)
Balance at December 31, 2005	45	(798)	(249)	(1,002)

17.3. Restricted Net Assets

Some of Endesa’s subsidiaries are subject to debt agreements that limit the cash dividends and loans that may be distributed to us. At December 31, 2005, Endesa’s total restricted net assets for Endesa’s consolidated subsidiaries and Endesa’s participation in undistributed earnings of Endesa’s equity investees were €1,512 million and €9.5 million, respectively.

17.4. Information about Property Associations

Under IFRS the joint property entities whose ownership is shared by the Company and other owners of indivisible assets are recorded on the basis of the percentage of ownership of each respective asset and liability.

Regarding Endesa’s Property Associations, such associations represent an undivided interest held in specific assets, owned by various partners, the Group is proportionally liable for each liability and they are not separate legal entities. Endesa considers that the analysis of the joint control of these assets is not applicable due to the specific characteristic of such assets.

Additionally, as requested by SAB Topic 10-C, the amounts integrated in Endesa’s financial statements are disclosed below:

	Amounts integrated in Endesa’s assets
Million of euros	Utility plant in use	Accumulated depreciation	Plant under construction	Endesa’s share
CN Asco I	2,374	(1,597)	27	100%
CN Asco II	2,134	(1,353)	16	85%
CN Vandellos II	2,423	(1,473)	17	72%
CN Almaraz I	383	(259)	1	36%
CN Almaraz II	377	(235)	2	36%
CC Anllares	147	(129)	0	33%
TOTAL	7,838	(5,046)	63

17.5. Cash flow statement

Endesa compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

17.6. Current trade and other payables

The detail of this heading at December 31, 2005 and 2004, is as follows:

Current trade and other payables	2005	2004
Current trade payables	5,683	3,303
Tax liabilities	984	528
Financial assets liabilities	43	75
Fixed assets providers	870	898
Dividends payable	378	304
TOTAL	7,958	5,108

18. New accounting standards

Accounting for Non-monetary Transactions

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 153, “Exchanges of Non-monetary Assets” effectively amending Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non-monetary Transactions,” and eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this Statement will have a material effect on its financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, replacing APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

On February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.”  The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold  Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

Summary of Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”  This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.