Form 20-F
period 2006-12-31
ENDESA SA
filed 2007-06-01
CIK 1046649

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:
For the transition period from                      to

Commission file number:  1-9932

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of incorporation)

Ribera del Loira, 60
28042 Madrid, Spain

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, nominal value €1.20 each* American Depositary Shares, each representing the	New York Stock Exchange
right to receive one ordinary share	New York Stock Exchange

*                     Listed on the New York Stock Exchange not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of issued shares of each class of stock of Endesa, S.A. as of December 31, 2006 was

Ordinary shares, nominal value €1.20 each: 1,058,752,117

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐      No ☒

CERTAIN TERMS AND CONVENTIONS

As used in this annual report, “Endesa”, the “Company”, the “Group” and first person, personal pronouns such as “we”, “us” or “our” refer to Endesa, S.A. and its consolidated subsidiaries which comprise the Endesa Group unless the context otherwise requires. When we use second person, personal pronouns in this report, such as “you” and “your”, we mean exclusively persons who have purchased our American depositary receipts or securities issued or guaranteed by Endesa or one of its consolidated subsidiaries as the context requires.

References to “TW” and “TWh” are to terawatts and terawatt hours, respectively; references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts. References to “Nm3” are to normal cubic meters and references to “bcm” are to billions of cubic meters. References to “bb1” are to one barrel of oil. References to “t”, “kt” and “Mt” are to tons, thousands of tons and millions of tons, respectively. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One TW = 1,000 GW, one GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to our production do not include electricity consumed by our generators. 25.2 thermies are equivalent to a therm.

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

PRESENTATION OF FINANCIAL INFORMATION

When we use “EUR”, “euro” or “€” in this annual report, we mean the European Union euro, which is Spain’s legal currency. When we use “USD”, “dollar”, “US$” or “$” in this annual report, we mean United States dollars. The word “billion” refers to one thousand million.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages and totals.

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

These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors that may be beyond our control. The accompanying information contained in this annual report, including, without limitation, the information under “Item 3. Key Information—Risk Factors”,

“Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, identifies important factors that could cause such differences.

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

Enforceability of Civil Liabilities Under the U.S. Securities Laws

Endesa, S.A. is a company organized under Spanish law with limited liability. All of our directors and executive officers are non-residents of the United States. In addition, substantially all of our assets and the assets of our directors and executive officers are located outside the United States. As a result, you may not be able to effect service of process within the United States upon us or our directors and executive officers or to enforce a judgment obtained against us or our directors and executive officers predicated solely upon the civil liability provisions of U.S. securities laws.

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

The consolidated income statement data for each of the three years in the period ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data at December 31, 2005 and 2006 set forth below have been derived from, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. Our audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006 have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. See Note 29 and Note 30 to our consolidated financial statements. The principles of consolidation are described in Note 2 to our consolidated financial statements.

The following table presents selected consolidated financial data of Endesa, S.A. in accordance with IFRS for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(millions of euros, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Net sales	13,509	17,508	19,637
Profit before tax and minority interest	2,013	4,547	4,805
Net income of the parent company	1,253	3,182	2,969
Dividends	782	2,541	1.736
Net income per ordinary share or ADS(1)	1.19	3.01	2.80
Dividends per ordinary share or ADS (euro)(2)	0.7386	2.400	1.6400
Dividends per ordinary share or ADS($)(2)(3)	0.9999	2.8421	2.1643
Basic and diluted net income per ordinary share or ADS(1)	1.19	3.01	2.80
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752	1,058,752

	At December 31,
	2005	2006
	(millions of euros)
CONSOLIDATED BALANCE SHEET DATA
Utility plant, net	32,313	33,714
Total assets	55,365	54,088
Long-term debt	18,587	20,487
Equity of minority interests	4,737	4,645
Equity of the parent company	11,590	11,291

(1)          Per ordinary share and per ADS data have been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.

(2)          In respect of the years indicated.

(3)          Computed using the noon buying rate for U.S. dollars on December 31 of each of 2004, 2005 and 2006 for purposes of such years.

The following table presents selected consolidated financial data of Endesa, S.A. in accordance with U.S. GAAP for the periods indicated:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(millions of euros, except per share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Net sales	11,059	10,750	13,290	17,491	19,580
Profit before tax and minority interest	1,728	2,586	2,316	4,029	4,911
Net income	1,500	1,400	1,454	2,753	2,916
Net income per ordinary share or ADS(1)	1.42	1.32	1.37	2.60	2.75
Basic and diluted net income per ordinary share or ADS(1)	1.42	1.32	1.37	2.60	2.75

	At December 31,
	2002	2003	2004	2005	2006
	(millions of euros)
CONSOLIDATED BALANCE SHEET DATA
Utility plant, net	22,460	24,430	26,469	29,650	31,656
Total assets	43,685	44,853	47,352	54,742	53,422
Long-term debt	20,141	19,262	19,344	18,587	20,487
Minority interests	1,708	3,012	3,676	4,482	4,430
Stockholders’ equity	8,126	8,738	9,373	12,010	11,775

(1)          Per ordinary share and per ADS data have been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.

Exchange Rates

The noon buying rate for the euro on May 31, 2007 was $1.3453 = €1.00.

The following tables set forth, for the periods and dates indicated, certain information concerning the noon buying rate for euro expressed in U.S. dollars per euro.

	Noon Buying Rate
Calendar Period	Period End	Average(1)	High	Low
Year ended December 31, 2002	1.0485	0.9495	1.0485	0.8594
Year ended December 31, 2003	1.2597	1.1411	1.2597	1.0361
Year ended December 31, 2004	1.3538	1.2478	1.3625	1.1801
Year ended December 31, 2005	1.1842	1.2400	1.3476	1.1667
Year ended December 31, 2006	1.3197	1.2661	1.3327	1.2502

(1)          The average of the noon buying rates on the last day of each month during the relevant period.

	Noon Buying Rate
Calendar Period	Period End	High	Low
Month ended November 30, 2006	1.3261	1.3261	1.2705
Month ended December 31, 2006	1.3197	1.3327	1.3073
Month ended January 31, 2007	1.2988	1.3286	1.2904
Month ended February 28, 2007	1.3230	1.3246	1.2933
Month ended March 31, 2007	1.3374	1.3374	1.3094
Month ended April 30, 2007	1.3660	1.3660	1.3363
Month ended May 31, 2007	1.3453	1.3616	1.3419

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

D.   RISK FACTORS

Risks Related to Our Business and Industry

Our business is conducted in an environment in which external factors exist that can influence the progress of our operations and the achievement of the business plans provided, as well as of our economic results. The primary risks that can affect our operations are as follows:

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

In particular, under Spanish law, pursuant to Royal Decree Law 5/2005, if the aggregate costs of the electricity system, as calculated by the Spanish authorities for a given year, exceed the aggregate amount of the electricity tariffs billed to end customers, certain companies, including Endesa, must finance this deficit by paying a sum, which is fixed by regulation, equal to the difference between (i) these overall costs and (ii) the aggregate amount of the tariffs billed to the end customers (such difference being a “tariff deficit”). In the case of Endesa, our parent company is required to finance 44.16% of the tariff deficit through income from regulated activities.

The tariff deficit exists because certain expenses included in the overall costs, above all the cost of power purchased on the wholesale market, are determined in a competitive market, whereas the Spanish government sets the electricity tariffs. Considering the legal nature and the background of this financing, we have the right to complete recovery of the amount financed, but it is necessary for the government to establish a specific repayment procedure. Such right, however, could be affected by future regulatory changes by the Spanish government.

For the purpose of reducing the tariff deficit, on February 24, 2006, the government approved Royal Decree Law 3/2006, which modifies the order matching process in the day-ahead and intra-day markets such that, as of March 3, 2006, the energy acquired by electricity distribution companies is offset by the sales of electricity by electricity generation companies in the ordinary regime, when such companies are within the same industrial group. The price that will be used to settle these sales and purchases will eventually be set by the Spanish government as a function of prevailing market prices, but provisionally such price has been fixed at €42.35/MWh. The presence or absence of a tariff deficit for 2006 and the value of such deficit will depend on the fixing of this price. In December 2006, Royal Decree 1634/2006 set the provisional price used to settle such sales and purchases in 2007 as more closely linked to the market price of electricity on a daily basis. See “Item 5.B. Business Overview—Regulation—Regulation in Spain and Portugal—Establishment of Electricity Tariffs for 2007”.

In addition, for purposes of the tariff deficit calculation, proceeds from sales of electricity by electricity generation companies in the ordinary regime must be reduced in an amount equal to the market value of the CO2 emission allowances that were allocated for free under the 2006/2007 Spanish National Plan for Allocation (the “Spanish NAP”). For purposes of the tariff deficit calculation between January 1, 2006 and March 2, 2006, there was a reduction, for each industrial group, of the tariff deficit to which such group is entitled in an amount equal to the market value of emission allowances granted to such industrial group in this period.

As of the date of this annual report, the Spanish government has not set the final price to be applied to sales of electricity from the generation company to the distribution company, nor the amount to be deducted from the generation revenues after reflecting the effect of internalization in the electricity prices of the allocation of free CO2 emission allowances.

Endesa has analyzed the different outcomes that could be derived from a reasonable interpretation of all the information available regarding Spanish regulation in general and Royal Decree Law 3/2006, the draft Ministerial Order for implementation of the decree and the National Energy Commission Report on the draft Ministerial Order, in particular. In our consolidated financial statements for the year ended December 31, 2006, we used the provisional price of €42.35/MWh for the sale of electricity by the generation company to the distribution company assimilated to physical bilateral contracts, and our revenues have decreased by €121 million due to CO2 emission allowance deductions required by Royal Decree Law 3/2006.

Endesa believes that our consolidated financial statements for the year ended December 31, 2006 represent its best estimate of the effects of Royal Decree 3/2006 on the Company with the information that it has available as of the date of this annual report. It does not foresee any changes to the price applied to sales of electricity under Royal Decree 3/2006, when the final price and the amount deducted from generation revenues after reflecting the effect of internalizing the allocation of free CO2 emission rights in electricity prices are finally determined by the Spanish government, as having a material effect on our consolidated financial statements for the year ended December 31, 2006. We cannot assure you that our interpretation of the current regulation in Spain, and the Royal Decree Law 3/2006 in particular, as applicable to 2006, will be the same as the interpretation carried out by Spanish regulators.

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

In recent years, statutory environmental requirements have been becoming stricter both in Spain and in the EU. Although we have been making the necessary investments to comply with this legislation, the future direction of environmental regulation and enforcement thereof may have a material adverse effect on our business, financial condition and results of operations.

In particular, we must comply with the requirements contained in the National Allocation Plan, approved by Royal Decree 1866/2004, whereby our results of operations could be affected either by the price of the emission allowances or by a shortage of allowances in the market. We believe that in light of the final assignment of rights for our installations, we will continue to be a net purchaser of emission rights under the Spanish NAP in the short-to-medium term.

A significant amount of the energy we produce in certain markets is subject to market forces that may affect the price and amount of energy we sell.

We are exposed to market price risk and market availability risk for the purchase of fuel (including fuel oil, coal and natural gas) used to generate electricity and the sale of a portion of the electricity that we generate. We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. We have signed several natural gas supply contracts which include “take or pay” clauses. These contracts have been established by considering reasonable hypotheses of our future needs. Significant deviations from these hypotheses could lead to the obligation to purchase more fuel than we need.

Because the prices under these contracts are not fixed, we actively manage the market price risk relating to our fuel requirements. We manage our long-term exposure to these risks through various means, including through the use of different types of contracts, indexing the prices at which we procure our supply end prices for electricity (generating) or sales prices (marketing), and through contractual clauses requiring periodic renegotiation of prices. Over the short- and medium-term, fluctuations in the prices at which we acquire our supply of fuel are managed through specific risk management tools, generally through derivatives. Despite the fact that Endesa actively manages these risks, there can be no assurance that this management will eliminate all of the market price risks relating to our fuel requirements or the market availability risks relating to unexpected supply restrictions of certain fuels in certain markets.

Our business may be affected by climatic and hydrological conditions.

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

Our financial condition and results of operations may be materially  adversely affected if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risk.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. For this reason, we actively manage these risks to avoid the risks having a significant impact on our results of operations.

Interest rate risk

Changes in interest rates modify the value in real economic terms of assets and liabilities referenced to a fixed interest rate, as well as the future cash flows relating to assets and liabilities referenced to a variable interest rate. The objective of interest rate risk management is to balance the debt structure to minimize the cost of the debt over time and reduce volatility in our consolidated income statement. From time to time, we hedge our interest rate exposure through the use of derivatives.

Exchange rate risk

Our foreign currency exchange rate risks arise principally through:

•       Debt denominated in foreign currencies incurred by Endesa and its affiliates;

•       Payments made on international markets for the purchase of energy-related materials; and

•       Revenues and expenses of our Latin American affiliates in the particular local currency of each company, or, in specific cases, the U.S. dollar.

In addition, we are subject to foreign currency exchange risk when we convert, as part of our consolidation process, the financial statements of companies in which we have an interest whose operating currency is not the euro. In order to mitigate foreign currency exchange rate risk, we have entered into exchange swaps, forwards and options and try to achieve a balance between cash collections and payments denominated in foreign currency.

Our risk management strategies may not be successful, however, in limiting our exposure to changes in interest rates and foreign currency exchange rates, which could adversely affect our business, financial condition and results of operations.

Liquidity risk

Endesa maintains a liquidity policy consisting of entering into committed credit facilities and temporary financial investments in amounts sufficient to support projected needs for a period that is a function of an analysis of the situation and expectations of the debt and capital markets. Our risk management strategies may not be successful, however, in limiting our liquidity risk, which could adversely affect our business, financial condition and results of operations.

Credit risk

Endesa’s credit risk is not very significant since the average collection period for receivables is very short and cash placements or derivatives contracts are made with highly solvent entities, while a large part of the loans we have granted are to personnel and to related companies. Despite this, we cannot assure you that situations will not arise in which, due to financial difficulties or differences in contract interpretation, there may be difficulties in recovering on certain accounts receivable.

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

We could be subject to environmental and other liabilities in connection with our operations.

We face environmental risks inherent in our operations, including those relating to the management of waste, spills and emissions of our generation facilities, particularly nuclear power plants. Accordingly, we may be subject to claims for environmental and other damages in connection with our power generation, distribution and transmission facilities as well as our coal mining activities.

We are also subject to risks arising from the operation of nuclear facilities and the storage and handling of low-level radioactive materials. Spanish law and regulations limit the liability of nuclear plant operators for nuclear accidents. Such limits are consistent with the international treaties ratified by Spain. Spanish law provides that the operator of each nuclear facility is liable for no more than €150.3 million as a result of claims relating to a single nuclear accident. Our potential liability relating to our interests in nuclear facilities is fully covered by third-party liability insurance for liabilities up to €150.3 million. Our potential liability with respect to pollution or other damages to third parties or third-party assets is similarly insured up to €150.3 million. If we were subject to liability for environmental and other damages in connection with our operations (other than our nuclear operations) for amounts in excess of our insurance coverage, it could have a material adverse effect on our business, financial condition and results of operations.

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

•       government expropriation of assets;

•       exchange rate fluctuations; and

•       restrictions in the availability of certain fuels.

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

In the course of our operations, direct or indirect losses could be caused by inadequate internal processes, technological flaws, human error or as a result of certain external events. The control and management of these risks, in particular those that affect the operations of our generation and distribution plants, are based on adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems, which minimize the possibility of the occurrence and impact of these risks. A failure of these risk management procedures could have an adverse impact on our business, financial condition and results of operations.

Other Risks

We are a party to litigation and other proceedings that may affect us.

We are subject to legal proceedings regarding our business, including tax and other disputes with regulatory authorities. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. We are also subject to tax audits and may be subject to additional claims in the future. Although we believe that we have recorded provisions that were reasonable in light of our legal contingencies as of December 31, 2006, we cannot assure you that we will prevail in any of the legal proceedings in which we are involved or may be involved in the future or that any adverse decision would not have a material adverse effect on our business, results of operations and financial condition.

We are subject to a takeover bid.

On February 27, 2006, the Comisión Nacional del Mercado de Valores (the “CNMV”) authorized Gas Natural SDG, S.A., a Spanish natural gas company (“Gas Natural”), to launch a public tender offer for all of the outstanding shares representing the capital stock of Endesa, S.A. Both the Madrid Commercial Court No. 3 and the Spanish Supreme Court enjoined Gas Natural’s offer under different proceedings we initiated against Gas Natural. Both injunctions were subsequently lifted. On February 1, 2007, Gas Natural withdrew its tender offer.

Pursuant to the Law of Civil Judgment, we were required to present an estimate of the damages or losses we may incur or that may be incurred by the companies affected by the injunction. We were required to post €1,000 million as a bond relating to these possible damages or losses. The bond was accepted by both courts to be shared by both proceedings and the bond’s effects were extended to both proceedings. Neither the estimate nor the amount of assets posted will determine the existence or quantity of eventual damages or losses that could be derived from those proceedings.

On March 26, 2007, Acciona, S.A. (“Acciona”) and Enel S.p.A. (“Enel”) entered into a cooperation agreement to launch a joint tender offer for all of the outstanding ordinary shares and ADSs of Endesa and to implement a joint management project for Endesa under the leadership of Acciona pursuant to the terms and conditions set forth in the cooperation agreement.

On April 2, 2007, E.On A.G. (“E.On”), a German energy company which had launched its own tender offer on February 21, 2006 for all of the shares of capital stock of Endesa, Acciona and Enel entered into an agreement to settle their conflicts and to agree on certain matters relating to Endesa. Among other agreements Acciona and Enel have undertaken to cause certain assets of Endesa to be transferred to E.On subject to prior acquisition of control of Endesa by Acciona and Enel.

In furtherance of their cooperation agreement, on April 11, 2007, Acciona and Enel, through its subsidiary Enel Energy Europe S.r.L. (“Enel Energy”), announced a joint tender offer for all of the outstanding ordinary shares and ADSs of Endesa. The offer consists of €41.30 in cash for each ordinary share and ADS of Endesa. The offer is pending regulatory approvals and authorizations, and its completion is subject to the conditions that (i) the ordinary shares and ADSs of Endesa tendered in the tender offer, together with any shares already held directly or indirectly by Acciona and Enel, represent more than 50% of the share capital of Endesa; and (ii) before the end of the tender offer period, (a) Endesa’s General Shareholders Meeting shall have passed certain resolutions amending articles 32, 37, 38 and 42 of Endesa’s bylaws, and (b) such resolutions shall have been registered with the Madrid Commercial Registry.

The final outcome of the existing tender offer on 100% of Endesa’s capital could bring about a change of control in Endesa. The financial policy that could be adopted in that case by the controlling shareholders could have an impact on Endesa’s financial standing.

Endesa and its subsidiaries have loans or other financial agreements with financial institutions that could be accelerated if Acciona and Enel acquire control of Endesa as a result of their bid. Approximately $176 million in bank loans would be subject to prepayment if a change of control at Endesa occurs, and another approximately €493 million in derivative contracts could be accelerated if, as a consequence of the change of control, there is a significant reduction in Endesa’s credit rating.

In addition, if the said tender offer is successful and, as a result of the agreement entered into between E.On, Acciona and Enel on April 2, 2007, certain assets of Endesa are transferred to E.On and, in the event that the said assignment significantly and adversely affects Endesa’s solvency, loans in the amount of approximately  €921 million arranged by Endesa with the European Investment Bank could become immediately due and payable.

Furthermore, as a result of these tender offers, we have accrued a series of expenditures relating to the cost of handling the various issues raised by the potential takeovers, in the interest of protecting the Company and its shareholders. The costs incurred from September 2005 through the date of this annual report have reached €112 million, of which €88 million were accrued in fiscal years 2005 and 2006. Depending on the evolution of this process, it is possible that these costs could increase.

As a consequence of the above and other factors, significant uncertainty exists as to the eventual result of the takeover bids, and we cannot identify to what extent the takeover bids will affect both the market price as well as the liquidity of our ordinary shares and ADSs, as well as the securities of our subsidiaries on the securities markets on which they are admitted to trading, the maintenance of our dividend policy as well as the activity, financial position or results of our operations.

We are a party to agreements with change in control provisions.

We and our affiliates are parties to certain bank loans and other financing arrangements, which may be accelerated if a third party acquires control of Endesa. Approximately $176 million in bank loans would be subject to prepayment if a change in control of Endesa takes place, and a further €493 million in derivatives contracts would be called in early upon a change in control of Endesa if Endesa’s credit rating is reduced significantly. Moreover, approximately €921 million in loans made by the European Investment Bank to Endesa would accelerate as a result of the Endesa asset divestitures that Enel and Acciona have agreed with E.On, as disclosed in their Spanish tender offer prospectus, and the divestitures required to comply with regulatory conditions, in the absence of consent by the bank. Acceleration of these financing arrangements could have a material adverse effect on our business, financial condition or results of operations.

Forward-looking statements contained in this annual report may not be realized.

We have made forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements relate to, among other things:

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

These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to:

•       the eventual result of the Enel and Acciona offer to acquire all of our ordinary shares and ADSs;

•       an inability to access the debt or equity capital markets;

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

•       our ability to manage the risks involved in the foregoing; and

•       other factors described in this annual report, including, but not limited to “Item 4. Information on the Company—Business Overview—Regulation” and “Item 5. Operating and Financial Review and Prospects”.

In light of the many risks and uncertainties, you should understand that we cannot assure you that the forward-looking statements contained in this annual report will be realized. We disclaim any responsibility or obligation to update or revise any forward-looking statements in this annual report including, without limitation, any modifications to our strategic plan, our investment plans or due to supervening causes. You are cautioned not to put undue reliance on any forward-looking statements.

ITEM 4.                INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

We are a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. Our ordinary shares are publicly traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and the Santiago Off Shore Stock Exchange in Chile, and our ADSs are listed on the New York Stock Exchange. We were formed under the laws of Spain on November 18, 1944 as “Empresa Nacional de Electricidad, S.A”. and changed our name to Endesa, S.A. by resolution of the shareholders’ meeting of June 25, 1997. Our principal executive office is located at Ribera del Loira, 60, 28042 Madrid, Spain, and our telephone number is (34 91) 213 1000. Our agent for service of process in the United States is Endesa North America, Inc., 410 Park Avenue, Suite 410, New York, NY 10022.

Public Tender Offers

On March 6, 2007, after obtaining regulatory approvals from the Spanish Council of Ministers and the CNMV, the Spanish securities regulator, as well as registration with the SEC, Gas Natural commenced an exchange offer for all of the outstanding ordinary shares and ADSs of Endesa, S.A. Gas Natural’s offer consisted of consideration of €21.30, €7.34 in cash and 0.569 of a newly-issued ordinary share or ADS of Gas Natural, in exchange for each ordinary share and ADS, as applicable, of Endesa, S.A. On April 4, 2006, Madrid Commercial Court No. 3 suspended Gas Natural’s offer pending the outcome of a lawsuit by Endesa against Gas Natural and Iberdrola, S.A. alleging violations of European Commission competition law in connection with Gas Natural’s offer. Separately, Endesa appealed the Spanish Council of Ministers’ antitrust authorization of the Gas Natural offer and on May 10, 2006, the Spanish Supreme Court temporarily suspended the authorization until the Court considered Endesa’s claim and rendered a decision. We were required to post €1,000 million, which was accepted by both courts for both proceedings, as a bond relating to the possible damages or losses that could have been incurred by the companies affected by the suspensions.

On February 21, 2006, E.On announced a tender offer by its wholly owned subsidiary, E.On Zwölfte Verwaltungs GmbH, for all of the outstanding ordinary shares and ADSs of Endesa, S.A. E.On’s offer consisted of €27.50 in cash for each ordinary share and ADS of Endesa. On February 21, 2006, the Board of Directors of Endesa issued a preliminary response to E.On’s announced offer, stating that the price offered by E.On clearly exceeded that offered by Gas Natural but still failed to reflect Endesa’s real value. On April 25, 2006, the European Commission granted unconditional antitrust approval to E.On. On September 25, 2006, E.On announced that it intended to increase the consideration in its offer to at least €35.00 in cash for each ordinary share and ADS of Endesa. After obtaining regulatory approval from the CNMV as a competing tender offer to Gas Natural’s bid, E.On commenced its offer on November 16, 2006, offering consideration of €25.405 in cash (€27.50 less the dividend paid by Endesa) for each ordinary share and ADS of Endesa. On November 21, 2006, the Board of Directors of Endesa adopted a resolution indicating that the E.On offer was fair according to its terms.

On September 25, 2006, Acciona reported to the CNMV the acquisition of Endesa shares representing 10% of Endesa’s share capital, bought at the price of €32 per share. Subsequently, Acciona increased its stake in Endesa to 21.03%. On February 27, 2007, Enel S.p.A. (“Enel”), an Italian energy company, reported to the CNMV the acquisition of Endesa shares representing 9.99% of Endesa’s share capital, bought at the price of €39 per share. Subsequently, Enel indirectly increased its stake in Endesa through equity swaps for a total beneficial ownership in Endesa of 24.973%.

On February 1, 2007, Gas Natural withdrew its tender offer for the ordinary shares and ADSs of Endesa. The legal proceedings regarding the Gas Natural bid are still ongoing and the bond that Endesa has posted in those proceedings is still outstanding. On February 2, 2007, in compliance with Spanish regulations regarding competing tender offers, E.On’s sealed final offer was announced at €38.75 in cash for each ordinary share or ADS of Endesa. On February 6, 2007, the Board of Directors of Endesa valued the terms of the E.On current offer favorably. After obtaining approval from the CNMV, E.On increased the consideration paid in its tender offer to €40 in cash for each ordinary share and ADS of Endesa on March 26, 2006.

On March 26, 2006, after E.On announced the increase in consideration to be paid in its offer, Enel and Acciona announced that they had reached an agreement on the joint management of Endesa and that they would launch a tender offer for the ordinary shares and ADSs of Endesa, with consideration of at least €41 for each ordinary share or ADS of Endesa, in the event that less than 50% of Endesa’s shareholders accepted the E.On tender offer. On April 2, 2007, E.On, Enel and Acciona announced that they had reached an agreement in the event that less that 50% of Endesa’s shareholders accepted the E.On tender offer. In such an event, E.On would formally withdraw its tender offer and Enel and Acciona would launch their tender offer for the ordinary shares and ADSs of Endesa. If the Enel/Acciona tender offer was successful and the two companies gained control of Endesa, Enel and Acciona would be required to sell certain Endesa assets to E.On.

On April 10, 2007, the CNMV announced that the E.On tender offer had failed, as only 6.01% of Endesa’s shareholders accepted the tender offer and E.On did not waive the tender offer condition that the tender offer be accepted by at least 50.01% of Endesa’s share capital. On April 11, 2007, Enel Energy, an Italian electric company and a subsidiary of Enel, and Acciona filed a request with the CNMV for authorization of a joint tender offer for all of the outstanding ordinary shares and ADSs of Endesa, consisting of consideration of €41.30 in cash for each ordinary share and ADS of Endesa. The tender offer would be conditioned on (i) the ordinary shares and ADSs of Endesa tendered in the tender offer, together with any shares already held directly or indirectly by Acciona and Enel, representing more than 50% of the share capital of Endesa; and (ii) before the end of the tender offer period, (a) Endesa’s General Shareholders Meeting passing certain resolutions amending articles 32, 37, 38 and 42 of Endesa’s bylaws, and (b) such resolutions becoming registered with the Madrid Commercial Registry. Also on April 11, 2007, Endesa’s Board of Directors announced that it had taken note of the withdrawal of the E.On tender offer and the request by Enel and Acciona for authorization to launch a tender offer for ordinary shares and ADSs of Endesa and that the Board of Directors would announce its recommendation regarding the Enel/Acciona tender offer at the appropriate time and in the appropriate form in the event the tender offer is authorized by the CNMV. The Enel/Acciona tender offer is currently in the process of administrative authorization by the CNMV.

B.   BUSINESS OVERVIEW

Overview

We are the largest electricity company in Spain in terms of installed capacity and market share in mainland generation (33.9%), distribution (43.1%), deregulated market (55.6%) and sales to final customers (43.6%), with a presence in Italy, France, Portugal and North Africa, and one of the largest private electricity companies in Latin America. Our core business is energy. We are also involved in activities related to our core energy business such as renewable energies and cogeneration and distribution and supply of natural gas.

Our electricity business is principally focused on Spain and Portugal, the Southern European region (including Italy and France) and Latin America.

At December 31, 2006, we had a total installed capacity of 47,113 MW, and in 2006, we generated 186,411 GWh and sold 220,299 GWh, supplying electricity to approximately 22.7 million customers in 15 countries. At that date, we had 26,758 employees, 52.7% of whom were located outside Spain and Portugal, and our total assets amounted to approximately €54 billion, 44.1% of which were located outside Spain and Portugal.

The following table sets forth our total installed capacity by the three major lines of business, each based on a geographic area, at December 31, 2004, 2005 and 2006.

Installed Capacity
	2004 Installed Capacity	2005 Installed Capacity	2006 Installed Capacity	Percentage Change (05/06)
	(in MW)	(in MW)	(in MW)
Spain and Portugal	22,503	22,416	23,021	2.7%
Other countries in Europe	9,294	9,397	9,775	4.0%
Latin America	14,053	14,095	14,317	1.6%
Total installed capacity	45,850	45,908	47,113	2.6%

The following table sets forth our production of electricity by the three major lines of business, each based on a geographic area, for the periods indicated.

Production
	2004	2005	2006	Percentage Change (05/06)
	(in GWh)	(in GWh)	(in GWh)
Spain and Portugal	95,679	93,625	88,808	(5.1)%
Other countries in Europe	25,053	33,749	35,575	5.4%
Latin America	55,106	57,890	62,028	7.1%
Total installed capacity	175,838	185,264	186,411	0.6%

The following table sets forth our sales of electricity by the three major lines of business, each based on a geographic area, for the periods indicated.

Sales
	2004	2005	2006	Percentage Change (05/06)
	(in GWh)	(in GWh)	(in GWh)
Spain and Portugal	96,731	100,868	109,412	8.5%
Other countries in Europe	32,172	47,221	52,606	11.4%
Latin America	52,314	55,246	58,281	5.5%
Total installed capacity	181,217	203,335	220,299	8.3%

The breakdown of net sales by the three major lines of business, each based on a geographic area, for the periods indicated is as follows:

Market	2004	2005	2006
	(millions of euros)
Spain and Portugal	6,655	8,761	9,520
Italy	1,665	2,166	2,737
France	265	848	1,036
Rest of Europe	627	584	417
Europe (other than Spain and Portugal)	2,557	3,598	4,190
Chile	1,100	1,813	2,296
Argentina	512	606	760
Brazil	1,428	1,443	1,463
Colombia	761	815	890
Peru	496	472	518
Latin America	4,297	5,149	5,927
Total	13,509	17,508	19,637

Our Core Business

Electricity and Gas

Our electricity business is conducted in Spain and Portugal, the rest of Europe and Latin America. Our gas business is conducted in Spain and Portugal.

Spain and Portugal

Spain

Electricity Generation and Distribution.   We are the leading electricity generator and distributor in Spain with an approximately 38.1% market share in generation in ordinary regime and 43.1% market share in distribution at December 31, 2006. We operate hydroelectric, nuclear, coal, fuel oil and gas generating facilities with a total installed capacity in Spain of 21,849 MW at December 31, 2006 and a total net generation of 86,332 GWh in 2006. In 2006, we sold 71,599 GWh to approximately 10.0 million regulated customers (i.e., those who have not chosen to contract with suppliers) in Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, parts of Extremadura, Ceuta and Melilla. In 2006, Endesa Energía sold 33,534 GWh to 1,074,006 points of consumption corresponding to deregulated customers.

Renewable Energies and Cogeneration.   We operate under the “special regime” through Endesa Cogeneración y Renovables, S.A. (ECyR). The companies in which we participate produce 10.9% of the total special regime output in Spain. At December 31, 2006, we had ownership interests in facilities in service or under construction, which had a total installed capacity of 1,931 MW in Spain, an additional 289 MW of capacity in Portugal, and an additional 36 MW in Colombia and Mexico.

Natural Gas Distribution.   We conduct our natural gas distribution business through Endesa Gas, which, together with the natural gas distribution companies in which it holds controlling stakes, had approximately 351,000 customers in regulated markets in Spain at December 31, 2006, an increase of 8% from December 31, 2005.

We are the third largest natural gas distributor in Spain, with an approximately 7.2% market share in the domestic regulated market and an approximately 12.3% market share in the liberalized market (including supplies to our gas-powered facilities) at December 31, 2006. We also seek to secure the supply of natural gas for our generation activities. Our goal is to be present in the businesses of import, re-gasification, transport, distribution and supply of natural gas.

As of December 31, 2006, we had 328,811 customers in the unregulated natural gas market in Spain, excluding electricity generation sales, with a contracted annual consumption of 33,396 GWh, an increase of 34% from December 31, 2005.

Portugal

In 2006, we made significant progress in consolidating our presence in Portugal, opening new headquarters in the country to do business under the Endesa Portugal brand.

Generation.   In Portugal, we own 38.9% of Tejo Energia, the owner of Pego coal-fired power station, which has a capacity of 600 MW and produced 4,760 GWh in 2006.

In 2006 Tejo Energia was allocated a reception point for an 800-MW combined cycle gas turbine (CCGT) plant, with construction scheduled to begin in 2007.

Renewable Energies and Cogeneration.   We also have a significant presence in cogeneration and wind-turbine generation. We hold a 50% stake in Sociedade Térmica Portuguesa (“Térmica Portuguesa”), the Portuguese cogeneration market leader, with a capacity of 53.6 MW in cogeneration and 5 MW from wind turbines. Output in 2006 was 311.48 GWh. We also wholly own Finerge-Gestao de Proyectos Energéticos, S.A. (“Finerge”), which at the end of 2006 was the Portugal’s third wind-power company, with a consolidated capacity of 127 MW and output of 326 GWh in renewable and cogeneration energies.

In 2006 the Portuguese government opened a wind-generation tender process, awarding a 1,200 MW contract to the consortium in which Endesa was a partner. We hold a 30% stake in this consortium through our holding in Térmica Portuguesa and Finerge. As a result of this contract award, we have moved up to second place in the Portuguese wind-generation sector.

Deregulated market.   We are present in the deregulated Portuguese market through Sodesa, which is the result of a 50/50 joint venture between Endesa and Sonae, the Portuguese industrial group, whose portfolio at the end of 2006 contained 3,648 supply points, accounting for the control of approximately 2,900 GWh of energy. This makes Sodesa the country’s leading seller of electricity.

Europe

We have established a major position as an electricity generator in Italy and France and as a seller of electricity to consumers in the liberalized markets of Italy, France and other European countries. We have also increased our presence in several of the principal European wholesale markets and in the transnational electricity exchanges, as well as increased our investment in one of Morocco’s largest generation facilities.

We operate plants in Italy with total installed capacity of 6,968 MW and have interests in an additional 2,807 MW in Societe Nationale d’Electricité et de Thermique (“Snet”), at December 31, 2006, and in 2006 a total net generation in companies in which we participate of 35,575 GWh. Snet has been operating under the trade name Endesa France since November 2006.

We currently hold an 80% stake in Endesa Italia, in which ASM Brescia holds the remaining 20%. In September 2006, we acquired 58.35% of the Centro Energía Teverola S.p.A. (“Centro Energía Teverola” or “Teverola”) and Centro Energía Ferrara S.p.A. (“Centro Energía Ferrara” or “Ferrara”) generation facilities, each of which is a combined CCGT plant with a total installed power output of 340 MW.

In July 2006, we acquired 100% of the Parque Eólico de Iardino, which has a total installed power output of 14 MW and has been operating since November 2005.

In 2006, Endesa Europa, S.L. (“Endesa Europa”) signed a master agreement with Gamesa acquiring three wind farms in Italy: Monte Cute with 42 MW, Poggi Alti with 20 MW and Marco Aurelio Severino with 44 MW. These wind farms are under construction but will begin operations in 2007.

On September 13, 2004, we acquired from Charbonnages de France (“CdF”) a 35% interest in Snet, France’s second-largest electricity generator, which, in addition to the 30% interest we acquired in 2001, gave us a total ownership interest of 65%. The other stockholders are CdF and Electricité de France (“EdF”). Snet has a controlling stake of 69.58% in the Polish co-generation plant Bialystok, and a 20% stake in Soprolif, the French company that owns a circulating fluid bed plant with installed capacity of 250 MW. Together with Alarco, Snet holds 50% of the Altek group (Turkey), which has 40MW of installed hydroelectric capacity and at the end of 2005 opened an 80MW CCGT plant at Kirklareli.

We have also entered the Polish electricity market (Towarowa Gielda Energii) through joint ventures with other partners. In September 2006, we established Endesa Polska Spolka Z Ograniczona Odpowiedzialnoscia (“Endesa Polska”), a company that will be our investment vehicle in Poland, in addition to marketing to wholesale customers and developing energy management, including trading and hedging energy in the wholesale markets, in Poland.

In Northern Africa, which we include as part of our European business unit, we hold a 32% stake in a consortium with Office National de l’Electricité (ONE) in a 384 MW CCGT plant located in Tahaddart, Morocco.

Latin America

We are involved in the generation, transmission, distribution and supply of electricity in five countries in Latin America. We participate in more than 20 electricity companies in the region, either directly or through our controlling stake in the Latin American electricity group, Enersis, S.A. (“Enersis”), which makes us one of the largest private electricity groups in Latin America in terms of consolidated assets and operating revenues. Empresa Nacional de Electricidad S.A. (“Endesa Chile”) manages our electricity generation business in Latin America, and Chilectra manages our electricity distribution business in Latin America. Both Endesa Chile and Chilectra are controlled by Enersis. In 2006, we had a total installed capacity of 14,317 MW in the region, generated 62,028 GWh and distributed 58,281 GWh to 11.6 million customers. At December 31, 2006, assets in Latin America represented 30.7% of our total assets. In 2006, Latin American operations contributed 29.5% to our total operating revenues and 32.2% to our operating income.

Strategy

Statements related to our strategy are forward-looking statements, which are not guarantees of future performance and involve risks and uncertainties. See “Forward-Looking Statements”.

2007-2009 Investment Program

Pursuant to our 2007-2009 Strategic Plan, we invested €4,336 million in our businesses in 2006, broken down as follows:

2006
(millions of euros)
Spain and Portugal	2,921
Other countries in Europe	463
Latin America	952
Total	4,336

For the period 2007-2009, we expect to invest a total of approximately €12.3 billion in our businesses, broken down as follows:

2007-2009
(billions of euros)
Spain and Portugal	6.7
Development of new generating capacity	3.2
Maintenance investments	3.5
Other countries in Europe	2.9
Development of new generating capacity	2.5
Maintenance investments	0.4
Latin America	2.5
Development of new generating capacity	1.0
Distribution and maintenance investments	1.5
Others	0.2
Total	12.3

We expect to invest approximately 54.5% of the total investment in the Spanish and Portuguese electricity business between 2007 and 2009. With this investment, we expect to increase our installed capacity substantially and to revamp our electricity distribution infrastructures so as to improve the security and quality of our supply.

Between 2007 and 2009, approximately 23.6% of the total investment is expected to be allocated to the business in other European countries, and the remaining 21.9% is expected to be invested in the Latin American electricity business.

See “Forward-Looking Statements”.

Electricity Business in Spain and Portugal

Generation

We operate coal, nuclear, hydroelectric and fuel oil and gas generation facilities in Spain with a total installed capacity of 21,849 MW at December 31, 2006, representing 34.5% of total installed capacity in Spain (excluding installed capacity of cogeneration and renewable energy facilities with an installed capacity of less than 50 MW). Our net energy production in Spain in 2006 was 86,332 GWh, representing a market share of approximately 33.9%. In 2006, we produced an additional 2,476 GWh using renewable energies (e.g., wind power, small-scale hydroelectric power cogeneration and others). The following table sets forth our total installed capacity by type of generating facility at December 31, 2005 and 2006.

	2005 Installed Capacity	2006 Installed Capacity	Percentage of Total Installed Capacity in 2006
	(in MW)	(in MW)
Coal	6,128	6,128	28.1%
Nuclear	3,397	3,397	15.5%
Hydroelectric	5,379	5,363	24.5%
Fuel oil/Gas	5,314	5,372	24.6%
CCGT	1,191	1,589	7.3%
Total installed capacity	21,409	21,849	100.0%

In 2006, we invested an aggregate €840 million in the generation business under the ordinary regime, of which €340 million was applied to the construction of CCGTs.

The following table sets forth for each type of generating facility the percentage of our total electricity generated, average age of plant, average capacity utilization and average availability factor.

	Percentage of Total Electricity Generated in 2006	Average Age of Plant (years)	Average Capacity Utilization in 2006(1)	Average Availability Factor in 2006(2)
Coal	41.4%	25	70.0%	91.9%
Nuclear	28.1%	23	85.5%	81.7%
Hydroelectric	8.8%	52	17.0%	100.0%
Fuel oil/Gas	14.4%	18	29.4%	89.9%
CCGT	7.3%	4	59.8%	87.9%
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

The table below sets forth our gross production of electricity (excluding production by cogeneration and renewable energies facilities with a capacity of less than 50 MW) measured at the point of production by type of power station during the past three years. Our gross electricity production in 2006 totaled 90,657 GWh, and our energy production, net of our own consumption, was 86,332 GWh.

	2004	2005	2006	Percentage of Total in 2006
	(in GWh)	(in GWh)	(in GWh)
Coal	42,820	42,600	37,584	41.4%
Nuclear	26,635	24,007	25,453	28.1%
Hydroelectric	10,502	7,576	7,988	8.8%
Fuel oil/Gas	12,014	13,708	13,053	14.4%
CCGT	6,186	7,920	6,579	7.3%
Total	98,157	95,811	90,657	100.0%

Coal-Fired Power Stations

We operate coal-fired power stations in Spain with total installed capacity of 6,127.6 MW at December 31, 2006. The following table sets forth our coal-fired power stations at December 31, 2006, installed capacities, years of commencement of operation, average capacity utilization and average availability factor.

Coal-fired Power Station	Type of Coal	Installed Capacity at December 31, 2006	Year(s) of Commencement of Operation	Average Capacity Utilization in 2006(1)	Average Availability Factor in 2006(2)
		(in MW)
As Pontes (Four Units)	Brown Lignite and Imported Sub-bituminous	1,468.5	1976-79, 2005-06(4)	74.1%	89.5%
Compostilla (Five Units)	Steam, Coal and Anthracite, Black Lignite and Imported	1,199.6	1961-84	62.4%	92.7%
Teruel (Three Units)	Bituminous	1,101.4	1979-80	67.8%	97.1%
Anllares (One Unit)	Steam, Coal and Anthracite	121.7 (3)	1982	70.9%	99.2%
Los Barrios (One Unit)	Imported Bituminous	567.5	1985	74.2%	91.3%
Alcudia (Four Units)	Imported Bituminous	510.0	1980-1982	74.6%	91.1%
Litoral (Two Units)	Imported Bituminous	1,158.9	1984-1997	70.6%	89.2%
Total		6,127.6		70.0%	91.9%

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

(4)          In 2005, As Pontes converted Group 4 for its imported coal production. In 2006, As Pontes converted Group 5 for its imported coal production.

Our coal-fired power stations were supplied with 19,280 kt of coal in 2006, of which 25.5% was provided by our coal operations. 78% of this production was supplied to Endesa Generación, S.A. (“Endesa Generación”), 5% to our Elcogas holding company and 17% to Viesgo Generación. In order to meet our total needs for coal, we supplement our own coal production with purchases in Spain and foreign markets. We have consolidated fuel purchase functions into a single management group, which operates through Carboex, our coal, liquid fuel and gas importer.

The following table sets forth the amounts of coal we extracted and the amount purchased in Spain and foreign markets in each of the last three years.

	2004	2005	2006
	(in millions of tons)
Extracted	7.77	7.23	6.30
Purchased:
In Spain	4.92	4.48	4.88
Abroad	10.39	10.48	10.55
Total purchased	15.31	14.96	15.43

We have a significant interest in the mining of Spanish coal. Our interest amounted to approximately 34% of overall Spanish production in 2006. Many of the coal mines are located near our coal-fired power stations. The following table sets forth our coal production in 2004, 2005 and 2006 by type of coal.

	Coal Production
Type of Coal	2004	2005	2006	Percentage Change 2006/2005
	(in millions of thermies of low heating value)
Brown Lignite	10,323	9,285	8,078	(13.0)%
Black Lignite	2,882	2,948	2,409	(18.3)%
Anthracite	1,138	1,030	905	(12.2)%
Brown Coal	4,034	4,125	3,923	(4.9)%
Total	18,377	17,388	15,315	(11.9)%

Total coal production in our mines in 2006 was 6.3 million tons, equal to 15.3 billion thermies, representing a 12.9% decrease in terms of tonnage and a 11.9% decrease in terms of thermies compared with 2005, due to the progressive reduction of our coal production under the 1999-2006 Mining Plan in order to exit an uncompetitive area of the market and meet government reduction plans for coal production. In 2006, adjustments of production were made in accordance with the 1999-2006 Coal Plan in connection with our strategy to achieve a more environmentally-friendly fuel mix. In 2006 we successfully completed the transformation of the second group of As Pontes for the consumption of imported coal, with the objective of reducing carbon dioxide levels. We estimate conversion of all four groups of As Pontes to be completed in 2008. We also took action in the coal centers with the objective of reducing SOx and NOx emissions in order to comply with Directive 2001/80/EC of The European Parliament and of Council, the Environmental Directive of the GIC of large combustion installations of the European Union.

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

The mines from which coal for our production was extracted included the large open-pit As Pontes de García Rodríguez (La Coruña) mine; two mines in the Andorra (Teruel), which are open-pit (Gargallo and Gargallo Oeste); two mines in the Guadiato (Córdoba) coalfield, which are open-pit (Cervantes and Ballesta Este); and an open-pit mine (Emma) in Puertollano (Ciudad Real).

All production in 2006 has been through open-pit mining.

Nuclear Power Stations

We have controlling interests in three nuclear power stations, Ascó I, Ascó II and Vandellós II, all located in northeastern Spain. In addition, we have a 50% interest in Nuclenor, S.A., which owns the Santa Maria de Garoña nuclear power station. We also have interests in three additional nuclear power stations, including the Central Nuclear Almaraz, A.I.E., consisting of Almaraz I and II, and Trillo. All these stations are operational.

The following table sets forth our nuclear power stations at December 31, 2006, our ownership interest and each station’s installed capacity, system type, year of commencement of operation and average availability factor.

Nuclear Power Station	Ownership Interest	Installed Capacity at December 31, 2006(1)	System Type	Year of Commencement of Operation	Average Availability Factor 2006(2)
		(in MW)
Ascó I	100%	1,032.5	PWR(3)	1983	85.9%
Ascó II	85%	873.0	PWR	1985	92.6%
Vandellós II	72%	782.7	PWR	1988	76.8%
Almaraz I	36%	353.4	PWR	1981	86.4%
Almaraz II	36%	355.7	PWR	1983	86.8%
Garoña	50%	233.0	PWR	1971	94.1%
Trillo	1%	10.7	PWR	1988	88.1%

(1)          Adjusted for our ownership interest in jointly-owned nuclear power facilities.

(2)          Average availability factor is defined as the total number of hours per year that a power station is available for production as a percentage of the total number of hours in such year.

(3)          Pressurized water reactor.

Nuclear facilities use enriched uranium as fuel. Spanish law requires all enriched uranium supplies to be purchased from Empresa Nacional del Uranio (“Enusa”), which is owned by Spanish government agencies.

Enusa meets its requirements for uranium through long-term supply contracts with various suppliers outside Spain. Enusa is also party to contracts with various uranium enrichment facilities outside Spain. Our management believes that Enusa can meet the requirements for uranium of all nuclear generating facilities in Spain throughout their useful lives.

Empresa Nacional de Residuos Radioactivos (“Enresa”) administers a fund to finance certain activities in connection with a program to decommission nuclear power stations and dispose of nuclear waste (the Plan General de Residuos Radioactivos). Until now the sums required for treatment of nuclear waste and dismantling of nuclear power plants have been treated as a cost of diversification and safe storage. A percentage of the electric power rate will be allocated to the creation of a fund for that purpose. Pursuant to the Royal Decree Law 5/2005, all the waste treatment and dismantling costs attributable to the operation of nuclear power plants starting April 1, 2005 will cease to be treated as diversification and safe storage costs and will be financed by the owners during the plants’ operation, through a charge per nuclear kWh generated, which will be billed by Enresa. If a power plant ceases operations in advance for reasons not attributable to its owner, the resulting deficit in the provision will be treated as a diversification and safe storage cost. If the plant ceases operations for reasons attributable to its owner, the deficit will be covered by the owner during the three years subsequent to the shutdown. Endesa is solely responsible for the decommissioning of nuclear stations and the treatment and disposal of nuclear waste.

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

We are liable for damages caused by our nuclear power stations up to €150 million, in respect of which we have liability insurance to cover up to such amount. The Spanish government is liable for damages caused by our and any other company’s nuclear power stations in excess of €150.3 million up to €208 million (equivalent to 175 million Special Drawing Rights). The countries that are signatories to the Paris and Brussels Conventions are proportionately responsible for liabilities between 175 million and 300 million Special Drawing Rights at December 31, 2006. The Special Drawing Right is a basket currency established by the International Monetary Fund. Neither of these treaties nor Spanish law or regulations allocates responsibility for liabilities in excess of 300 million Special Drawing Rights. In addition, the nuclear plants in which Endesa participates have insurance against damages covering their installations and damages to the machinery with a maximum coverage of €700 million for each plant.

Hydroelectric Power Stations

At December 31, 2006, we operated hydroelectric generating facilities in Spain with an installed capacity of 5,362.8 MW. These hydroelectric generating facilities vary widely as to type and size and are located primarily along rivers in the northwest, northeast and south of Spain. Our hydroelectric power plants are operated by concession from the Kingdom of Spain for a maximum term of 75 years.

The following table sets forth the installed capacity of our hydroelectric facilities:

Installed Capacity at December 31, 2006
(in MW)
Northwest	727.6
Ebro-Pyrenees:
Pont de Suert	709.2
Zaragoza	586.0
Lleida	1,246.3
South:
Córdoba	391.1
Antequera	292.4
Pumping:
Moralets	221.4
Sallente and Montamara	534.0
Ip and Urdiceto	84.0
Tajo of the Encantada and Guillena	570.0
Non-mainland:
El Mulato	0.8
Total	5,362.8

Fuel Oil and Gas Power Stations

We operated fuel oil and gas power stations in Spain with total installed capacity at December 31, 2006 of 6,961.4 MW, including the CCGT plants in San Roque 2, Besós 3 and Tarragona 1, which are located in Andalusia and Catalonia, respectively. These power stations form part of our generation and production network in those areas. The following table sets forth the installed capacity of our fuel oil and gas power stations at December 31, 2006.

Service Area	Installed Capacity at December 31, 2006
(in MW)
Foix	520.0
San Adrian 1 and 3	700.0
Cristobal Colon	308.0
Total Fuel Oil	1,528.0
Besós 3 (CCGT)	387.8
San Roque 2 (CCGT)	408.3
Tarragona 1 (CCGT)	395.0
Colón (CCGT)	397.7
Total CCGT	1,588.8
Total Mainland	3,116.8
Alcudia	75.0
Son Reus	612.0
Mahón	168.0
Ibiza	238.0
Formentera	14.0
Ca’s Tresorer	150.0
Jinamar	415.6
Barranco de Tirajana	612.1
Candelaria	288.2
Guía de Isora	48.6
Granadilla	513.6
Arona	48.6
Punta Grande	212.5
Las Salinas	186.6
El Palmar	22.8
Llanos Blancos	12.7
Los Guinchos	107.7
Ceuta	58.5
Melilla	60.1
Total Non-mainland	3,844.6
Total Mainland and Non-mainland	6,961.4

At December 31, 2006, the average age of our fuel oil and gas power plants on the Spanish mainland was 30 years and 4 years, respectively, and the average age of our fuel oil and gas power plants outside the Spanish mainland (i.e., the Balearic Islands, the Canary Islands, Ceuta and Melilla) was 14 years and 3 years, respectively.

We have entered into a long-term gas supply agreement with Gas Natural. This agreement, which is currently operative, has a build-up period until January 1, 2007 and a plateau period of 12 years afterwards. Until January 1, 2007, we are required to use gas supplied by Gas Natural pursuant to this agreement exclusively for power generation. Also, pursuant to the terms of the agreement, the maximum amount of natural gas required to be supplied by Gas Natural from January 1, 2008 is 3 bcm per year. We also have long-term supply contracts with Sonatrach, Nigeria and Rasagas which secure the aggregate supply of 3 bcm of natural gas.

Fuel Prices

The political instability of various oil exporting countries contributed to upwards pressure on oil prices in 2006. The price of Brent oil was over $60/bbl in January 2006, and continued upward for the first part of the year, reaching $78.69/bbl in August 2006. In September 2006, the easing of geo-political tension, expansion of reserves in the United States, lower demand forecasts, total absence of hurricanes and calmer weather in the northern hemisphere contributed to stabilizing the price of oil and its decline from its 2006 highs. In October 2006, the Organization of the Petroleum Exporting Countries (OPEC) agreed on an initial cut in production, followed by a second cut in December 2006, which resulted in prices fluctuating between $58/bbl and $64/bbl in the last four months of the year. At December 31, 2006, the price of oil was above $60/bbl.

CO2  Market: Compliance with ETS Requirements

The European Union Emission Trading Scheme (“ETS”) came into force in 2005 to ensure that the objectives set forth in the Kyoto Protocol would be achieved.

In keeping with our commitment to the environment and fulfilling our obligations, we actively trade on Europe’s leading markets—NordPool, Powernext and ECX—and maintain publicly accessible accounts in the emission allowances registries for Denmark, France and Spain (RENADE) with a view to streamlining management of our position in emission rights.

The CO2 market fluctuated widely in 2006. At the beginning of 2006, prices were €22/tCO2, increasing to a high of €30/tCO2 in April. Following the publication in April 2006 of government data on real emissions for 2005 showing certain emissions were lower than expected in Europe, which caused a surplus of emission rights in the market, prices dropped to between €10–12/tCO2. Prices remained stable at  €15–16/tCO2 and continued a downward trend towards the end of 2006, leveling off at €6–7/t CO2 at the end of the year. Trading volumes were significant throughout the year, and in particular following publication of the government data.

We were granted 39.64 million tons in emission rights for 2006 under the National Allocation Plan for Emission Rights. The allocation, in itself insufficient, proved less than adequate to meet our consumption needs to counter the drought in the first half of 2006 and meet increased demand. As such, the emission rights used exceeded the original allocation. We took advantage of the low prices for emission rights at the end of the year and covered our needs for the markets in which we operate by engaging in bilateral trade with other national and international agents.

In order to meet our needs in the coming years, we have participated in several international emission-reduction schemes, also known as Clean Development Mechanisms (“CDM”), launched in 2005, which allow compliance with part of the obligations to occur through reductions in emissions generated in third-party countries.

Surplus Market Sales under the Special Regime

In 2006, we entered the market of selling power generated by renewable energy sources, non-traditional power stations and cogeneration, collectively referred to as special system installations, and incorporated into the market those special system installations that began operations in 2006 and generated 2,300 GWh.

Centralization of Control of Special System Installations

In December 2006, the Endesa Energy Management Center became the delegated office for our special system installations, and began to offer its services to installations. The center can remotely control the wind farms owned by ECyR and manage our entire generation portfolio of renewable and traditional energy, which will increase the efficiency and operating safety of our system, by creating synergies through managing the whole generation system, including normal power stations, wind farms and other installations.

Cogeneration and Renewable Energies

We carry out our cogeneration and renewable energies business through our wholly owned subsidiary, Endesa Cogeneración y Renovables, S.A. The main sources of energy produced by this division are wind power, cogeneration and small-scale hydroelectric power. At December 31, 2006, our cogeneration and renewable energies facilities had a total installed capacity of 1,931 MW, of which 1,487.8 MW relate to renewable energy facilities and 443.2 MW to cogeneration and waste treatment plants in Spain. In addition, we have stakes in cogeneration facilities in Portugal, Colombia and Mexico with a total capacity of 325 MW. The following table shows certain information relating to our cogeneration and renewable energies capacity at December 31, 2006:

Type of Energy	No. of Plants	Installed Capacity and Capacity under Construction	Percentage of Total Installed Capacity	Endesa’s Percentage of Installed Capacity and Capacity under Construction
		(MW)
Cogeneration	70	459	14%	46%
Wind	133	2,437	75%	70%
Small-scale Hydroelectric	38	240	7%	82%
Biomass	6	58	2%	39%
Urban Waste	4	75	2%	25%
Other	4	7	0%	63%
Total	255	3,276	100%

In 2006, we had an estimated market share of approximately 12.4% in the renewable energies market in Spain.

New Installations and Special Regime Projects

Wind

In 2006, we developed wind facilities in Spain for a total of approximately 379 MW in different Comunidades Autónomas: Andalusia (48 MW), Castilla–La Mancha (92 MW), Castilla and Leon (21 MW), Aragon (44 MW), Galicia (86 MW), the Canary Islands (2 MW) and Valencia (86 MW).

Mini-Hydroelectric Plants

•       In 2006, we finalized testing and began operations of the Rialb mini-hydroelectric plant, which has increased special system installed power output by 35.65 MW; and

•       We are in the final phase of obtaining the necessary concessions and licenses to initiate the development of the mini-hydroelectric biomass plants of Boeza y Chanada in León and La Peña in Huesca.

Biomass

•       We have continued to study and evaluate the use of biomass in Endesa Generación’s steam power plants. We are evaluating biomass production in multi-year cycles, the supply logistics, the utilization system and the gasifier specifications. Generating energy with biomass requires legislative recognition of the energy produced with this source at the coal-fired steam power plants as renewable energy.

•       In 2006, we finalized biomass co-combustion tests at the Litoral (Almería) steam power plant and began to develop the necessary preparation and storage facilities for biomass at this plant.

Biodiesel

•       We have begun to participate in a biodiesel project in Aragón with Green Fuel Corporación, S.A. We will also broaden our investment in Green Fuel Corporación S.A., which has three projects under development in Extremadura, Castilla-La Mancha and Andalusia.

Photovoltaic and Thermo-Solar

•       In 2006, we signed an agreement with Isofotón to supply us with photovoltaic solar panels. Under the agreement, we will be supplied with photovoltaic solar panels between 2007 and 2010 for different photovoltaic solar plants, be granted a license of certain processes and jointly undertake with Isofotón a pilot photovoltaic solar concentrated energy plant. Under the agreement, we will also invest in a company that owns a polysilicon manufacturing plant.

•       In 2006, we evaluated the viability of various thermo-solar energy projects at different sites.

•       In 2006, we invested and continue to invest in projects to develop 100 kW photovoltaic solar plants at various Endesa Generación sites by the end of 2007.

Distribution and Sales to Customers

In 2006, we supplied electricity to approximately 11.0 million customers throughout Spain. Approximately 15% of our customers are commercial and industrial clients and 85% are residential customers. In 2006, we sold 71,599 GWh to regulated retail customers and 37,813 GWh to deregulated customers, for total sales of 109,412 GWh, an 8.5% increase over 2005. In the wholesale market, we sold 73,887 GWh and acquired 107,733 GWh (including 1,747 GWh used to pump water from hydroelectric facilities and 3,535 GWh intended for export) to supply our distribution and supply subsidiaries. The difference between the energy we generated and the energy we sold is due to:

•       sales to third parties in the wholesale market;

•       acquisitions of energy from cogenerators and self-producers;

•       purchases and sales in other countries; and

•       losses that occur in the transmission and distribution process.

Retail Distribution to Regulated Customers

We currently distribute electricity in the following regions in Spain: Catalonia, Andalusia, Aragon, the Balearic Islands, the Canary Islands, Ceuta, Melilla and Extremadura. We operate through Endesa Distribución Eléctrica and Endesa Operaciones y Servicios Comerciales, each of which is wholly owned by our distribution holding company, Endesa Red S.A. (“Endesa Red”). Endesa Distribución Eléctrica carries out our transmission, distribution and regulated supply activities, while Endesa Operaciones y

Servicios Comerciales provides support functions such as billing and collections, customer support, sales offices and other administrative functions to companies in the Endesa Group.

In 2006, we distributed 104,383 GWh to approximately 10 million customers, representing a 3.4% increase in the number of customers over 2005.

Supply to Deregulated Customers

As of January 1, 2003, the Spanish electricity sector became completely liberalized, as a result of which all consumers are able to choose their electricity supplier. See “—Regulation—Regulation in Spain and Portugal—Regulation of the Spanish Electricity Sector”.

We sell to deregulated customers through Endesa Energía. During 2006, Endesa Energía sold 37,813 GWh to 1,074,006 supply points in Spain, which is 79,652 points more than the prior year and represents a 55.6% share of the liberalized market. We seek to provide integrated and flexible energy solutions at affordable prices, and offer to supply electricity, steam, natural gas, compressed air and demineralized water.

As a result of the work we performed in previous years to strengthen our customer service channels, in 2006 we focused on the following aspects of customer service:

•       Customer perception of quality. This indicator, which was carefully monitored in 2006, showed high levels of satisfaction in all channels and processes. In addition, we ran sales training and customer service quality incentivization campaigns at service points and sales offices and developed a quality measuring system which supplements the customer views with service efficiency indicators.

•       Optimization of customer communication. We continued to develop value-added services to handle system incidents in the supply of electricity and used Sevillana Endesa to communicate proactively with priority customers through specially created communication channels. We also develop specific channels to handle our “Grandes Clientes” and “Empresas” segments.

•       As we have consolidated the claims from the regulated market, we will also focus on improving the handling of claims from the unregulated market by incorporating additional communication teams that will handle particular claims with special significance.

We have integrated our telephone customer service capabilities into four Centros de Atención Telefónica (CATS), which handled over 10 million calls in 2006. We have also implemented promotional programs aimed at the household and at small- and medium-sized business sectors.

Our online initiatives include Endesa On Line (www.endesaonline.com), a Web site that offers Endesa Energía’s value-added services to satisfy the needs of deregulated customers, enabling them, among other things, to monitor their consumption of energy and to request services.

Supply of Natural Gas

We believe that there is a tendency towards convergence of the markets for the supply of electricity and natural gas in the Iberian Peninsula, and we have become an integrated energy supplier, providing both electricity and natural gas to our customers. At December 31, 2006, we had 328,811 points of supply whose annual consumption requirements total approximately 33,396 GWh. Our market share for the supply of natural gas in the unregulated market in Spain at December 31, 2006 was an estimated 11.6%, and an estimated 12.3% including the supply to our plants.

The Spanish Wholesale Market

The Spanish wholesale market comprises two types of market: the spot and intra-day markets, overseen by the Market Operator, and the operating market, managed by the System Operator, designed to provide the necessary reserves to meet demand and other ancillary services.

In 2006, approximately 261,908 GWh of power was traded on the wholesale market. The remainder came from renewables/CHP, which are traded directly by distributors.

The Operador del Mercado Ibérico de Energía—Polo Español, S.A.   (“OMEL”), the Spanish wholesale market operator, operates as a clearinghouse in this wholesale market, matching supply and demand for electricity, and carries out its functions as an agent for the participants in the wholesale market (i.e., generating companies, distributors and retailers). In addition to the organized market, producers and customers can enter directly into supply contracts or financial contracts to lock in prices. The typical form of entering into supply contracts on the wholesale market underwent a radical change in 2006 as compared to 2005, with a strong increase in the use of bilateral contracts and real-time markets.

Both forms of trading increased in 2006 with the introduction of new regulations set in place by the Royal Decree Law 3/2006, which eliminated the asymmetry in payment for guaranteed power which previously gave trading on the OMEL an advantage over bilateral trading. In 2006, bilateral trading (including contracting similar to bilateral trading but with a distributor) accounted for 39% of the market and trading on the OMEL accounted for 41% of the market. Negotiations on the REE intra-day operating markets accounted for 14.5% of the production and the remainder of the production was acquired directly by distributors from generators under the special rate system by paying the regulated tariff.

Financial over-the-counter derivative products such as forward contracts are used as well, through the purchase of swaps, which use the OMEL daily market as an index. In 2006, market instability and regulatory changes caused a decrease in the trading volume for such products. Trading of such products, however, reached 18.1 TWh in 2006, equivalent to the production output of five CCGT plants, suggesting a consolidation of the market, which complements trading on the organized markets.

The Operador do Mercado Ibérico de Energía (“OMIP”) initiated operations on July 1, 2006, and has negotiated 5 TWH in term contracts. A large percentage of the contracts come from the obligation imposed on the distributors to acquire 5% of their demand on this market, which occurs in two energy auctions every month. The remainder of the trading is ongoing. During the first half of 2007, distributors must acquire 10% of their demand on the OMIP.

Performance of Electricity Prices

The average spot price in 2006 was €56.36/MWh, slightly higher than the €55.98 MWh in 2005. The average monthly price fluctuated throughout the year between €37.2/MWh in January and €73.3/MWh in December. Since cost overruns of operating markets and the supply guarantee added €4.02/MWh and €4.45/MWh, respectively, to the average price, the final price was €64.83/MWh, 3% higher than in 2005. Cost overruns of the operating markets were a significant factor in the high final price of electricity in 2006, as the proportion of such cost overruns in the final price of electricity increased by 50% over 2005.

This high price was primarily due to the following factors: the low rainfall during the year, high fuel prices in international markets, high CO2 prices in the first quarter of 2006 and the increase in cost overruns of the operating markets.

Sales and Purchases in the Wholesale Market

We sold 73,887 GWh of power on the wholesale market in 2006, which accounted for 28.8% of total power fed to the mainland electricity system.

In 2006, bilateral trading agreements were reached between our generators and our distributors in accordance with Royal Decree Law 3/2006. Under Royal Decree Law 3/2006, when vertical integration of distribution and generation exists in one corporate group, the distributor’s purchase offers will be “netted” with the generator’s sale offers and assimilated in a bilateral contract between the distributor and the generator in the same group. The provisional price used in such a bilateral contract in 2006 was €42.35 MWh. The final price, which has not been determined to date, will be determined according to objective and transparent electricity market quotes.

Of our total power sales on the wholesale market in 2006, almost 74% corresponded to bilateral trading agreements, including 19,407 GWh corresponding to bilateral trading agreements with distributors in the same group, and the remaining 26% corresponded to trading on the organized markets of OMEL and REE. Approximately 97% of our sales on the wholesale market were derived from our ordinary or regular system generation.

Regarding purchases, we acquired 102,451 GWh of power on the wholesale market, 53% (including bilateral distribution trading agreements) of which was secured through bilateral trading and the remainder was purchased on organized markets.

Other purchases included 3,535 GWh for exports and 1,747 GWh of our own production for hydroelectric pumping plants.

Transmission and Distribution Network

At December 31, 2006, the total length of our transmission and distribution network was approximately 298,550 km.

The table below provides summary information of the transmission and distribution lines of our electricity transmission network at the dates indicated.

	At December 31,
	2004(1)	2005(1)	2006(2)
Aerial high-voltage lines (km)	20,539	20,885	21,394
Underground high-voltage lines (km)	635	637	783
Aerial medium-voltage lines (km)	77,981	78,443	79,371
Underground medium-voltage lines (km)	27,540	29,227	31,728
Sub-stations (No.)	853	890	937
Transformer centers (No.)	127,937	132,730	147,110
Substations (MVA)	63,865	71,754	75,146

(1)          The figures for 2004 and 2005 may differ in some cases from those published in prior years due to inventory updates made subsequent to the publication of the financial statements.

(2)          The data for 2006 relating to the medium- and high-voltage networks are provisional. At December 31, 2006, the total length of our low-voltage lines was 165,271 km.

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

In 2006, the gross investment in our transmission and distribution network in Spain was €1,408 million, approximately 36% of which was dedicated to meeting new supply requirements due to the 2.9% increase in the amount of energy distributed and the connection of 250,281 new customers. The other approximately 64% was invested in improving the quality of service and procedures. As a result of these investments, in 2006 we increased the total length of our transmission and distribution network by 11,344 km to 298,550 km as at December 31, 2006. In 2006, we also constructed 47 new substations and more than 14,380 transforming centers (from medium- to low-voltage). Investments to improve quality of service and procedures included:

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

We have continued work on the integration of systems and procedures which are key to improving operational efficiency. We have identified best practices in the provision of services, which are being introduced. We have also begun to consolidate the sales systems of former distributors. This will enable us to take advantage of the economies of scale provided by a larger customer base to develop advanced technologies.

Regasification

With the goal of guaranteeing access to gas supplies for our CCGT plants and new and existing customers, Endesa is participating in three projects involving marine liquefied natural gas (“LNG”) regasification terminals that are under development:

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

Distribution of Natural Gas

We distribute piped natural gas to residential, commercial and industrial customers in seven Spanish autonomous regions through Endesa Gas and several companies in which it holds stakes. In addition, Endesa Gas holds stakes in companies that distribute piped natural gas in Portugal. We are the third-largest natural gas distributor in Spain, with a market share of approximately 7.2% in the domestic regulated market and approximately 12.3% in the liberalized market (including supplies to our gas-powered facilities) at December 31, 2006.

At December 31, 2006, Endesa Gas and the companies in which it holds stakes had approximately 351,000 customers in Spain. In 2006, the volume of energy sold in Spain by Endesa Gas and the companies in which it holds stakes increased to 6,758.8 GWh, a market share of approximately 7.2%. The following table shows certain information with respect to the companies in which Endesa Gas held stakes at December 31, 2006:

Company	Percent Participation	No. of Customers at December 31, 2006	Energy Supplied in 2006
			(GWh)
Gesa Gas	100.0%	88,543	497.2
Distribuidora Regional de Gas	45.0%	18,271	1,731.1
Meridional de Gas	100.0%	18,240	183.2
D.C. Gas Extremadura	47.0%	43,229	942.0
Gas Aragón	60.7%	177,132	3,346.4
Gas Alicante	100.0%	5,585	58.9
Total		351,000	6,758.8

Transport and Distribution Infrastructure

We participate in the gas transport sector through our wholly owned subsidiary Endesa Gas Transportista. In 2006, we constructed 429 km of network, with an investment of €38 million, reaching 3,303 km of the distribution network in Spain, which represents an increase of 15% with respect to the previous year. We also worked on the construction of various gas pipelines in 2006, including most notably:

•       Pipelines brought into service in 2006: Salamanca-Peñaranda gas pipeline (52.9 km) and “López Soriano” Recycle Technological Park gas pipeline (0.6 km); and

•       Pipelines undergoing design or construction in 2006: Zaragoza-Calatayud gas pipeline (70 km), Cella-Calamocha gas pipeline (56.7 km), Segovia-Avila gas pipeline (67.7 km), Medina-Arévalo gas pipeline (29.7 km), Fraga-Mequinenza gas pipeline (10 km), Alagón-La Joyosa-Sobradiel gas pipeline (17 km), Gallur-Tauste-Ejea gas pipeline (39 km), Bahía de Cádiz gas pipeline (24 km), Costa Noroeste de Cádiz gas pipeline (22 km), Marina Alta I gas pipeline (22.7 km), Marina Alta II gas pipeline (20.5 km), San Juan de Diós-Cás Tresorer-Son Reus gas pipeline (17 km), Cala Gració-Ibiza gas pipeline (16 km), Azaila-Híjar-Ariño gas pipeline (37.3 km), Arcos-Lebrija-Las Cabezas de San Juan gas pipeline (35 km), Linares-Úbeda-Villacarrillo gas pipeline (84.1 km), Escúzar gas pipeline (11.6 km).

Regarding our transmission infrastructure, as of December 31, 2006, we held a 15.8% interest in the technical and economic viability study (Medgaz) for the new gas pipeline that will connect Algeria and Spain, through Almería. This gas pipeline is scheduled to enter into service in 2009. In 2007, we reduced our interest in the study to 12%.

Portugal

•       In the Portuguese electricity system mainly focuses on generating and selling electricity on the deregulated market.

•       In 2006, we consolidated our presence in this market by opening our new head offices in Portugal and starting trading under the Endesa Portugal brand.

Generation

We hold a 38.9% stake in Tejo Energia, which owns Pego power station (coal-fired). This plant, with a capacity of 600 MW, is one of the largest in the country and has been authorized to construct a reception point for an 800 MW CCGT, with building scheduled to begin in 2007.

The power station, which has pre-sold its energy on a long-term basis to the Portuguese grid, produced 4,760 GWh in 2006.

Endesa also owns, in a 50/50 partnership with Sonae, one of Portugal’s largest industrial conglomerates, Térmica Portuguesa, the Portuguese market leader in cogeneration with a renewables/CHP capacity of 58.6 MW.

Renewable Energy and Cogeneration

Endesa wholly owns Finerge, which at the end of 2006 had a consolidated capacity in renewable and cogeneration energies of 127 MW in operation and 272 MW under construction.

In 2006, the Eólicas consortium, in which we hold a 30% stake, was awarded the project to develop 1,200 MW of wind capacity, the largest lot in the Portuguese wind power tender process. The Eólicas de Portugal project entails an investment of over €1.5 billion between 2006 and 2011 and the installation of 48 wind farms, with a capacity of 20 to 25 MW per unit, as well as the creation of 1,500 new jobs.

We hold stakes in new renewables/CHP facilities in Portugal, which came into service during 2006, totaling 55.7 MW (50.6 MW in renewable energy and 5.1 MW in CHP).

Sales to deregulated customers

In 2006, we continued to consolidate our position in the deregulated market of Portugal, recording total sales of 2,761 GWh, which were 24% higher than in 2005, and a market share of 60%.

We operate in this market through Sodesa, set up as a 50/50 joint venture with Sonae in 2002. Since 2006, Sodesa has been the leading vendor in the deregulated Portuguese market, with a portfolio of customers with over 2,900 GWh contracted.

Electricity Business in Europe

General

Our strategy with respect to our electricity business in Europe responds to the business opportunities arising from the current liberalization and deregulation of the European electricity market. Directive 96/92/EC of the European Union sets forth as its goal the creation of a single electricity market.

We have focused principally on markets in the Southern European region and on specific opportunities outside of such region, in particular in Northern Africa and other European countries.

At December 31, 2006, our installed capacity in Europe was 9,775 MW, of which 6,968 MW corresponded to Endesa Italia and 2,807 MW to the French company Snet. Total output was 35,575 GWh (25,723 GWh generated by Endesa Italia and 9,852 GWh by Snet). Sales totaled 52,606 GWh, of which 33,584 GWh corresponded to Endesa Italia and 19,022 GWh to Snet.

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

In September 2006, Endesa Italia acquired 58.35% of the generating companies Centro Energía Teverola and Centro Energía Ferrara, each owning a CCGT plant with a CIP-6 rate and a total installed power output of 340 MW.

Endesa Italia is the third-largest electricity generator in Italy, with 6,614 MW of installed power and an 8% market share in Italy.

The following table sets forth the facilities controlled by Endesa in Italy:

Plant	Type of Power	Installed Power as at December 31, 2006 (MW)
Endesa Italia
Tavazzano	Steam	1,840
Monfalcone	Steam	976
Terni Nuclear	Hydro	530
Ostiglia	Steam	1,530
Fiume Santo	Steam	1,040
Cotronei Nuclear	Hydro	369
Trapani	Steam	170
Catanzaro Nuclear	Hydro	115
Florinas Wind Farm	Wind	20
Vizzini Wind Farm	Wind	24
Total Endesa Italia		6,614
Rest of Italy
Iardino Wind Farm	Wind	14
Centro Energía Teverola(1)	Steam	170
Centro Energía Ferrara(1)	Steam	170
Total Rest of Italy		354
Total		6,968

(1)          The CIP 6 Regulation 6/92 was issued by the Comitato Interministeriale Prezzi, to establish incentives in operations and maintenance, the cost of fuel, the investment in new generations of plants using renewable resources and the sale of electricity produced from renewable resources. The Centro Energía Teverola and Centro Energía Ferrara have a 15-year incentive tariff, from the date they began operations, for the investment in the plants, part of the operations and maintenance and the cost of fuel.

Net generation output stood at 25,723 GWh in 2006, an increase of 10% from 2005, due mainly to the full commercial operation of the 2005 conversion of the Ostiglia plant’s group 3 and the Tavazzano plant’s group 6 to a combined cycle generator, and the purchase of the Teverola and Ferrara CCGT plants and the Iardino wind farm.

Sales amounted to 33,584 GWh, an increase of 8.6% from 2005, due mainly to the increase in production and the 18% increase in energy purchases from third parties. Endesa Italia increased purchases of imported energy from 1,658 GWh in 2005 to 1,950 GWh in 2006.

The conversion of the Ostiglia plant’s group 3 and the Tavazzano plant’s group 6 CCGT plants is part of Endesa Italia’s thermal plant repowering program initiated in 2002. This program entails the conversion of these plants to more efficient and environmentally friendly technologies, while also significantly increasing their installed capacity. Under this program, Ostiglia groups 1, 2 and 3, and Tavazzano groups 5 and 6 have already been converted to a combined cycle, and groups 3 and 4 of the Fiume Santo power plant have been converted to coal. The Monfalcone plant’s groups 3 and 4 are still pending conversion but desulpherizers are being constructed for groups 1 and 2, which will allow a significant reduction in the plant’s emissions.

In accordance with local law enacted to comply with the Kyoto accords, Endesa Italia has included in its 2006 financial statements a provision of €37.5 million to cover the estimated cost of CO2 emissions for 2006 that are not covered by the emission rights under the National Allocation Plan (the “Italian NAP”) approved by the Italian government. At the end of 2006, the Italian government submitted its proposal for 2008-2012 emissions allocations under the Italian NAP to the European Union for approval, which remains pending as of the date of this annual report.

The Renewable Business

Endesa Italia continues to produce electricity using renewable energies at its 20 MW Florinas wind farm located in the Sardinian region of the same name and uses animal waste and olive residue for combustion in the coal groups of the Monfalcone plant. The 24 MW Vizzini wind farm, located in Sicilia, was added to Endesa Italia’s renewable energy assets in December 2006.

The 14 MW Iardino wind farm, located in Campania, was added to Endesa Europa’s renewable energy assets in June 2006.

The Trapani (32 MW) wind farm is near completion and is expected to begin operating in the first quarter of 2007. Both the Trapani wind farm and the Vizzini wind farm belong to IDAS, which was merged with and into Endesa Italia in November 2006.

Under the master agreement between Gamesa and Endesa, the Monte Cute (42 MW) and Poggi Alti (20 MW) wind farms which entered into operation in February 2007, and the Marco Aurelio Severino (44 MW) wind farm is under construction and is expected to be in operation by the first half of 2008. In January 2007, Endesa Europa acquired two additional wind farms: Piano di Cordi, with 64 MW capacity, and Serra Pelata, with 58 MW capacity, and are projected to begin operations in the first half of 2008.

Endesa Italia reported sales of 33,584 GWh, an increase of 8.6% over 2005, as a result of higher output and an 18% rise in power purchases from third parties. A large part of this increase can be attributed to Endesa Europa capitalizing on its position in France, allowing Endesa Italia to increase its energy imports to 1,950 GWh in 2006, from 1,658 GWh in 2005.

Marketing of Electricity

In March 2006, Endesa Europa acquired 50% of MPE Energía, a marketer to residential customers, with sales of 1,906 GWh in 2006, consolidating its position in marketing electricity in Italy. The other 50% of MPE Energía is owned by Merloni Proyecto Energia.

Marketing activity also continued through Endesa Europa Power & Fuel, which sold 5,878 GWh in 2006.

Endesa Europa owns 50% of Ergon Energía, which had sales of 7,121 GWh in 2006. The remaining 50% of Ergon Energía is owned by ASM Brescia.

Other Endesa Europa Projects

In 2006 construction continued on the Scandale power plant, belonging to Ergosud S.p.A., which is half-owned by Endesa Europa and half-owned by ASM Brescia.

Ergosud S.p.A. owns land and holds the necessary permits for the construction of two CCGT plants of 400 MW each that will produce electricity and heat. Under current projections, the plants will begin operations in 2008.

We have also purchased 25.5% of OLT Offshore LGN Toscana S.R.L., which owns the Livorno regasification terminal project that was authorized for construction by the Italian authorities in 2006. The project will provide us with the right to 1.5 bcm of gas beginning in 2008. This regasification capacity will be used to supply the CCGT plants currently operating in Italy and those that are planned for the future.

France

We operate in France through our 65% stake in the French electricity generator, Société Nationale d’Electricité et de Thermique (“Snet”). The other stockholders are Charbonnages de France (“CdF”), with a 16.25% interest and Electricité de France (“EdF”), with an 18.25% interest. In December 2006, Snet launched its new trade name, Endesa France.

This company has four coal-fired steam power plants in France, with an aggregate installed capacity of 2,477 MW at December 31, 2006, which produced 8,248 GWh in 2006. The following table shows the facilities controlled by Endesa in France.

Plant	Type of Power	Installed Power as at December 31, 2006 (MW)
Emile Huchet 4 (northeast)	Steam	125
Emile Huchet 5 (northeast)	Steam	343
Emile Huchet 6 (northeast)	Steam	618
Hornaing 3 (north)	Steam	253
Provence 5 (Gardanne-south)	Steam	618
Lucy 3 (center)	Steam	270
Soprolif (Gardanne-south)	Steam	250
Total		2,477

Snet sold 19,022 GWh in 2006, of which 9,852 GWh came from its own production, and the remaining 9,170 GWh was purchased from other companies. Marketing sales were 4,532 GWh to more than 150 customers on the French open market. Approximately 80% of production is sold to EdF.

Snet has also sold 13 TWh in multi-year contracts with a duration of between 5 and 6 years.

Desulphurization and Denitrification Project

In 2005, assembly work began on the desulphurization and denitrification systems for two 600 MW groups—Provence 5 and Emile Huchet 6. These systems will allow both groups to comply with the EU Directive limiting the emissions that may be produced at large combustion facilities by January 1, 2008. Investment in the project is expected to total approximately €162 million.

At the Emile Huchet plant, denitrification was carried out under the planned program, and tests will continue until the beginning of 2007. The desulphurization project, which was more complex, went into operation in December 2006. At the Provence unit, the project is ongoing.

At the end of 2006, the amount of investments reached €124.9 million, 77% of the total project budget of €162 million.

Wind Power

In 2006, Snet confirmed its desire to invest in renewable energy, particularly in wind power, with the objective of reaching 200 MW in installations using this renewable energy technology by 2010.

In 2005, we received the construction permit for the Lehaucourt wind farm in Picardie. This 10 MW wind farm is scheduled to begin operation in the first half of 2007.

In July 2006, we received the construction permit for a wind farm in Ambon, and in November 2006 we received the construction permit for a wind farm in Muzillac, both in Bretagne. These wind farms total 20 MW and are scheduled to begin operations in 2008.

The proposed wind farm in Les Moindreaux in Charentes Maritimes, a 10 MW project, received a favorable response to a local public survey, which is the first step to receiving the requisite construction permit.

We have two other projects in development with an aggregate output of 43.5 MW, corresponding to 17.5 MW in La Marne and 26 MW in Bretagne. In October 2006, permits were obtained for the construction of the Cernon project. On February 9, 2007, we purchased Les Vents de Cernon, the owner of the construction and operation rights for the first phase of the Cernon facility (10 MW). On April 27, 2007, we purchased 49% of Centrale Eolienne de Cernon, the owner of the construction and operation rights for the second phase of the Cernon facility (7.5 MW). We aim to commence operations at Cernon in 2008.

Currently our portfolio of wind power projects in France amounts to 100 MW, and close to half has already been authorized for construction.

New Sites

In 2006, agreements were signed for the acquisition and reserving of two new sites:

•       In June, an agreement was signed with the Port of Le Havre to reserve, for a 3-year period, a plot of land of 20 hectares, which site we are assessing for its suitability for construction of a coal-fired power plant.

•       In July, Snet acquired a 15-hectare plot of land from the Municipality of Lacq. The construction of two 400 MW CCGT units is planned for this site.

Industrial Plan

During 2006, Snet continued developing its industrial plan, which includes the construction of five 400 MW CCGT units each, with a goal of reaching 2,000 MW in power by 2010.

The new units will diversify Snet’s power generating farm, introducing natural gas and offsetting the final shutdown of the Lucy 3, Hornaing 3 and Emile Huchet 5 units scheduled for prior to 2015.

The two 400 MW units planned for the Emile Huchet site have already received construction permits, in addition to an operating license. The new Hornaing CCGT unit also has a construction permit.

The development of the rest of the CCGT projects is continuing along the established schedule and the pertinent government authorizations and licenses are in the processing stage.

Snet Investments

In 2005, Snet acquired an additional 4.36% investment in a cogeneration plant, Bialystok, with 330e MW of installed capacity in Poland. Bialystok generated 1,604 GWh in 2006. As a result of this transaction, Snet currently owns 69.58% of Bialystok.

In addition, Snet holds a 50% interest in Altek, a Turkish company, which operates a 40 MW hydroelectric plant, and at the end of 2005 inaugurated an 80 MW CCGT plant at Kirklareli. The plant met its technical expectations in its first year of operation.

Snet also holds a 45% share in Soprolif, whose principal business is the construction and operation of a circulating fluidized-bed boiler at Gardanne (France), with capacity of 250 MW. Snet, which previously held a 20% investment in Soprolif, acquired the 25% investment that Endesa Europa held in Soprolif in 2006, increasing its ownership percentage to 45%. The remaining 55% is held by EdF through its subsidiary EDEV.

On February 26, 2005, the National Allocation Plan for (the “French NAP”) for CO2 emissions was published in France. The plan assigned Snet 9,065 Mt/year for 2005-2007. The European Commission approved the French NAP (2008–2012) on March 26, 2007. The assignation of CO2 emission rights to companies/plants in France has not yet occured as of the date of this annual report.

Rest of Europe

Poland

In September 2006, Endesa Polska, with headquarters in Warsaw, was created as an investment vehicle for Endesa Europa in Poland, as well as for marketing to wholesale customers and development of energy management. In December 2006, Endesa Polska was awarded 20 MW for January 2007 in the Poland—Germany interconnection.

In addition, as explained above, Snet owns a controlling interest in the cogeneration plant, Bialystok, with 330e MW of installed capacity and its 10% ownership in the Polish market (Towarowa Gielda Energii).

Greece

In April 2007, Endesa Europa signed a strategic alliance with Mytilineos Holding, S.A. (“Mytilineos”), a metallurgical and engineering company, to operate in Greece with the potential to expand into other markets in southeastern Europe. This alliance will take the form of a joint venture, in which we will have a 50.01% interest.

Mytilineos will contribute all of its energy, thermal and renewable assets to this joint venture, along with the licenses that it currently holds, and Endesa Europa will contribute €485 million and an additional premium of up to €115 million, which will be payable upon the success of certain wind projects that are currently in the approval stage.

The new company will become the first independent energy operator in Greece and will have the largest portfolio of construction and development projects in Greece, as well as a balanced generation mix between thermal and renewable capacity.

Morocco

On January 19, 2005, the Tahaddart CCGT power plant in Morocco began commercial service. This power plant, which has an installed power of 384 MW and is located in the town of the same name, is owned by the Office National d’Electricité with a 48% share, Endesa with a 32% share, and Siemens with a 20% share.

During 2006, the plant generated 2.5 TWh, 25% more than in 2005.

Supply

We seek to take advantage of the opportunities arising from the growing number of customers in Europe who can contract freely with suppliers.

In France, Snet supplied 4,532 GWh of electricity in 2006, and in Italy, Endesa Italia supplied 15,762 GWh to liberalized customers.

In February 2003, Endesa Energía, S.A. (“Endesa Energía”) entered into an agreement with Forces Eléctriques d’Andorra to supply electricity to Andorra until December 2008, which agreement extends a prior agreement from December 1998. Under the terms of the agreement, we will supply 50% of Andorra’s electricity needs.

On November 4, 2003, we and the Italian group ASM Brescia announced the formation of a jointly owned company, Ergon Energía. Ergon Energía will supply electricity, gas and power services to eligible customers in Italy. To support Ergon Energía’s operations, Endesa Italia will provide technological system and product support and ASM Brescia will contribute its knowledge of the Italian market. Ergon Energía will sell the electricity generated by Endesa Italia’s plants in Italy.

The European Wholesale Market and Energy Trading

Deregulation of the European electricity sector has led to the development of wholesale markets where agents can buy energy from, and sell energy to, a number of producers, traders and suppliers, directly or through brokers, both bilaterally and through exchanges. As a result, generation assets and supply activities in Europe are increasingly exposed to market risks. The European electricity sector has evolved toward several regional wholesale electricity markets, the most important of which is the Central European market, including Germany, France, Switzerland and Austria and, with a lower degree of integration, the Netherlands and Belgium.

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

The objective of our trading activities in Europe is to support our generation and supply businesses by seeking to increase the return on our assets while hedging the market risk associated with generation and supply activities. During 2005, our trading activities involved purchases and sales of electricity, substantially all of which were physical transactions, under both medium-term (typically one year) contracts and in short-term transactions through over-the-counter markets (bilateral transactions) and the main European exchanges. Other important activities have involved sourcing energy for sales to deregulated customers in France, as well as hedging purchases and sales of natural gas to deregulated customers in Spain.

Activities in the European Wholesale Markets

We operate in the European wholesale markets to administer our generation and supply activities outside the Spanish and Portuguese market. Among other objectives, this strategy provides us with the necessary power supply to fulfill our contracts with European customers and balance our risk positions in those areas where we operate. We perform this activity through our subsidiary, Endesa Trading.

In 2006, activity in the European wholesale markets was shaped by the high volatility of CO2 emission rights, which impacted the price of electricity futures.

Volumes traded through bilateral contracts increased in organized markets such as Powernext, EEX or APX. The EEX reached 89 TWh in 2006, up 35% from 2005; the APX climbed to 19 TWh, up 19% from 2005; and the French market Powernext (in which we hold a 5% stake) recorded a figure of 30 TWh, up 53% from 2005.

Electricity futures did not rise significantly in 2006, and the base price for 2007, €48.9/MWh in Germany and €51.7/MWh in France at the start of 2006, was at €50/MWh in Germany and €50.4/MWh in France at the end of the year. Average spot prices in 2006 increased in France and Germany. The average base price for both was €50/MWh, up from €45/MWh, in 2005.

In 2006, Endesa Trading handled total energy volumes of 46.12 TWh from operations with Italian customers (11.78 TWh), and Snet (5.5 TWh). The rest corresponded to direct supply contracts with large industrial customers and others, and import and export operations via the interconnections among Spain, France, Germany, Holland, Belgium, Denmark, Italy and Slovenia.

We highlight the energy obtained by Endesa Trading in virtual capacity auctions (VPP) organized in France by Electricité de France (EdF), for a volume of 2.6 TWh covering a period between 2006 and 2008, and those organized by Dong in Denmark, in which a volume of 0.81 TWh was obtained for 2006.

Cross-Border Electricity Exchange

In 2006, in accordance with European directives regarding increasing transparency and promotion of competitiveness in awarding interconnection capacity between countries, the number of interconnections to which the explicit coordinated auction method would be applied was increased, including the interconnections between Spain and France.

Endesa Trading participated in capacity auctions between Germany and Holland, securing a total volume of 184 GWh from Germany to Holland, and 265 GWh from Holland to Germany.

The energy transported during 2006 from France to Italy amounted to 1.71 TWh. With regard to interconnections in France, power imports from Spain amounted to 73 GWh, while exports were 173 GWh.

CO2 Emissions Market

In April 2006, the first redemption of emission rights for the first phase of the European national allocation plans took place. An excess in allocated emission rights was determined in the majority of countries participating in the ETS, which resulted in the prices of CO2 emission rights falling from €29/t to €12/t in a few days, and producing a drag on electricity futures. In addition, the decrease in the price of emission rights generated strong increases in the trading of emission rights on both the organized markets (Powernext, Nordpool, EEX, ECX) and the OTC.

During the year, Endesa Trading channeled purchases and sales of CO2 emission rights between Snet and Endesa Italia of approximately 4.40 million tons for the 2006–2007 period. The price of emission rights was €21.88/t on January 1, 2006, while it was €6.45/t at December 31, 2006.

Electricity Business in Latin America

General

We are involved in the generation, transmission, distribution and supply of electricity in five countries in Latin America, where we had an installed capacity of 14,317 MW and approximately 11.6 million customers at December 31, 2006. We are one of the largest private electricity operators in Latin America in terms of consolidated assets and operating revenues. We are present in Chile, Argentina, Colombia, Peru, and Brazil, and participate in the SIEPAC electricity interconnection system that will link the six Central American countries.

Our electricity business in Latin America is conducted principally through our subsidiary Enersis, in which we currently hold a 60.62% interest, as well as through interests we have acquired directly in companies in the region. We acquired control of Enersis in April 1999. Enersis is an electricity utility company primarily engaged, through its principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Through Endesa Chile, one of Enersis’ consolidated subsidiaries, Enersis is the largest private sector electricity generation company in Latin America in terms of installed capacity. Enersis also owns electricity distribution companies in Latin America directly or through Chilectra with more than 11.6 million customers at December 31, 2006. Each of Enersis’ and Endesa Chile’s American depositary shares, evidencing American depositary receipts, are traded on the New York Stock Exchange, and each of Enersis and Endesa Chile is a reporting company in the United States that files annual reports on Form 20-F with, and furnishes periodic reports to, the SEC.

The following table sets forth, at December 31, 2006, certain information regarding our principal subsidiaries active in the Latin American electricity business.

Company	Direct Economic Interest of Endesa(1)	Economic Interest Through the Enersis Group(1)	Total Economic Ownership Interest(1)	Voting Interest(1)	Installed Capacity	No. of Clients
					(MW)	(millions)
Argentina:
Central Costanera(2)	—	23.36%	23.36%	64.27%	2,319	n.a.
Hidroeléctrica el Chocón(2)	—	17.25%	17.25%	65.19%	1,320	n.a.
Dock Sud	39.99%	—	39.99%	69.99%	870	n.a.
Edesur	6.22%	39.64%	45.86%	99.45%	n.a.	2.2
TESA*	27.94%	31.60%	59.54%	100.00%	n.a.	n.a.
CTM*	27.94%	31.60%	59.54%	100.00%	n.a.	n.a.
CEMSA	55.00%	16.36%	71.36%	100.00%	n.a.	n.a.
Brazil:
Cachoeira	27.83%	31.47%	59.30%	99.61%	658	n.a.
Fortaleza	27.94%	31.60%	59.54%	100.00%	321.6	n.a.
Ampla	13.10%	41.95%	55.05%	91.93%	n.a.	2.3
CIEN*	27.94%	31.60%	59.54%	100.00%	n.a.	n.a.
Coelce	13.39%	20.73%	34.12%	58.86%	n.a.	2.5
Colombia:
C.H. Betania	—	36.36%	36.36%	99.99%	541	n.a.
Emgesa	25.03%	11.72%	36.75%	48.48%	2,237.8	n.a.
Codensa	26.66%	16.37%	43.03%	48.48%	n.a.	2.1
Chile:
Endesa Chile	—	36.36%	36.36%	59.98%	4,477	n.a.
San Isidro**	—	36.36%	36.36%	100.00%	n.a.	n.a.
Pangue**	5.01%	34.54%	39.55%	99.99%	n.a.	n.a.
Celta**	—	36.36%	36.36%	100.00%	n.a.	n.a.
Pehuenche**	—	33.69%	33.69%	92.65%	n.a.	n.a.
Chilectra	—	60.07%	60.07%	99.09%	n.a.	1.4
Peru:
Edegel	5.62%	12.02%	17.64%	61.06%	1,425.7	n.a.
E. de Piura	48.00%	—	48.00%	60.00%	146	n.a.
Edelnor	18.01%	20.32%	38.33%	60.00%	2.3	1.0

(See footnotes on next page)

*                    Transmission company.

**             Installed capacity included in Endesa Chile.

(1)          We have considered International Finance Corporation (IFC) as a shareholder of Endesa Brasil with a 2.7% stake.

(2)          On February 28, 2007, Endesa acquired 100% of the ordinary shares of Southern Cone Power Argentina S.A., representing 5.5% of the share capital of Endesa Costanera. On March 8, 2007, Endesa Chile acquired from CMS Generation Co. and CMS Generation S.R.L. (individually and collectively, “CMS”), shares representing 25% of the share capital of Hidroinvest S.A., the Argentine holding company and controller of El Chocón. Endesa Chile also acquired 2.5% of the share capital of El Chocón. The share purchase was carried out through the exercise of the right of first refusal, which was agreed to in the shareholders agreement between CMS and Endesa Chile, and the shareholders agreement was terminated. As a result of the foregoing share purchases, Endesa increased its beneficial interest in El Chocón and Costanera from 65.19% to 67.67 % and from 64.27% to 69.76%, respectively.

Chile

36% of our consolidated assets in Latin America are in Chile. We have 2,739 employees in Chile.

We are present in the Chilean market as the controlling shareholder of Enersis, with 60.62% of its capital stock.

We also indirectly own 59.98% of Endesa Chile, the principal generating company of the country, which has directly or through its subsidiaries a total capacity of 4,477 MW of installed power. Endesa Chile has investments in other Chilean generating companies as well, such as San Isidro, Pangue, Celta and Pehuenche. Furthermore, Endesa Chile owns 50% of Gas Atacama, which has 781 MW of installed steam power. As Endesa Chile shares control of Gas Atacama with another shareholder, neither its economic value nor its power output is included in our consolidated figures for Latin America.

We also indirectly own 99.09% of the distributor Chilectra through Enersis. Chilectra has 1.4 million customers.

In addition, Enersis has significant investments both in Chile and in other Latin American countries, in real estate, engineering, data processing and services companies.

Colombia

21% of our consolidated assets in Latin America are in Colombia. We have 1,602 employees in Colombia.

We manage 2,779 MW of installed power in Colombia. We have a 48.48% investment in Emgesa, the largest generating company in Colombia, with 2,238 MW of installed power, and hold a 99.99% investment in the C.H. Betania 541 MW power plant.

In addition, we own 48.48% of the distributor Codensa, which supplies electricity to 2.1 million customers. Our partner in both Emgesa and Codensa is Empresa Eléctrica de Bogotá (“EEB”), which owns 51.51% of each company. EEB is publicly held.

Codensa returned to its shareholders €34.7 million in connection with capital reductions in 2006.

Brazil

25% of our consolidated assets in Latin America are in Brazil. We have 3,335 employees in Brazil.

In 2005, we completed the establishment of Endesa Brasil, S.A., a holding company that holds all of our Brazilian investments.

In power generation, we hold 99.6% of the Cachoeira Dourada 658 MW hydroelectric plant, and 100% of the 321.6 MW Fortaleza steam electric plant.

In transportation, we hold 100% of Companhia de Interconexão Energética S.A. (“CIEN”), a company that manages the electric interconnection between Brazil and Argentina through a 1,000-kilometer-long power line and 2,000 MW of installed power.

In distribution, we manage Companhia de Eletricidade de Rio de Janeiro, S.A. (“Ampla”), and Companhia Energética de Ceará (“Coelce”), in which we hold controlling stakes of 91.9% and 58.9%, respectively. Ampla distributes energy to 2.3 million customers in the State of Rio de Janeiro. Coelce sells electricity to 2.5 million customers in the State of Ceará.

Peru

11% of our consolidated Latin American assets are in Peru. We have 1,146 employees in Peru.

We manage 1,574 MW of installed power in Peru. We directly hold 61.1% of Edegel, with 1,425.7 MW of installed power, and 60% of Empresa Eléctrica de Piura (EEPSA), with 146 MW of installed power. In addition, the distributor Edelnor has 2.3 MW of power. The merger of Edegel and Etevensa was completed and publicly registered in August 2006.

Moreover, we hold 60% of Edelnor, a company that distributes energy in the northern zone of Lima to 951,000 customers, together with Enersis.

Argentina

8% of our consolidated assets in Latin America are in Argentina. We have 3,091 employees in Argentina.

In generation, we have a controlling interest of 69.99% in Central Dock Sud, an installation with two groups and combined power of 870 MW. In addition, we control, through Enersis and Endesa Chile, 64.3% of the Costanera steam power plant, which has 2,319 MW of installed power, and 65.2% of the El Chocón hydroelectric power plant, which has 1,320 MW of power.

In distribution, we hold a 99.45% investment in Edesur, which supplies electricity to 2.2 million customers in southern Buenos Aires.

In transportation, we hold a 22.2% investment in Yacylec, an electricity transmission company that operates and maintains the Yaciretá line, which is 282 km long, and the Resistencia transformer station.

In 2005, generation companies made a commitment to the Argentine government to build CCGT plants with a total capacity of 1,600 MW. These facilities are scheduled to begin open-cycle commercial operation in the first half of 2008, and closed-cycle commercial operation in the first half of 2009. In turn, the Argentine government has committed itself to finance and gradually restore normal operation of the wholesale electricity market.

Central America

We are developing the SIEPAC project in Central America. Its objective is the construction of an electricity interconnection trunk line between six countries in the region (Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama). This line will be 1,880 km long, 230 kV and a transmission capacity of 300 MW.

Empresa Propietaria de la Red (“EPR”) oversees the SIEPAC project, and will own the interconnection grid once complete. We own 12.5% of EPR.

Moreover, SIEPAC is asking for the development of a Central American wholesale electricity market, the Regional Electric Market (MER) and its regional agencies, the Regional Electric Interconnection Commission and the Regional Operating Agency (EOR).

Electricity Generation and Transmission

Generation

At December 31, 2006, we had an installed capacity of 14,317 MW in Latin America, most of which is held through our subsidiary Endesa Chile, of which we hold a 36.36% economic interest through Enersis. Approximately 60% of the installed capacity corresponds to hydroelectric power stations and approximately 40% to thermal power stations.

The following table shows the installed capacity of our consolidated subsidiaries in Latin America by country for the periods indicated.

Country*	2004	2005	2006	Percentage change 2006/2005
	(MW)	(MW)	(MW)
Chile	4,477	4,477	4,477	—
Argentina	4,492	4,493	4,508	0.3%
Colombia	2,609	2,657	2,779	4.6%
Peru	1,436	1,429	1,574	10.1%
Brazil	1,039	1,039	979	(5.8)%
Total	14,053	14,095	14,317	1.6%

*                    Figures relate only to fully consolidated companies. Therefore, these figures do not include the 781 MW relating to the Atacama (Chile) power plant.

During 2006, installation capacity increased by 222 MW, primarily as a consequence of the completion of the combined cycle of the second gas turbine at Edegel (Peru) and the acquisition of a fuel station in Cartagena de Indias (Colombia).

Installation capacity decreased in Brazil due to the sale of certain of Ampla’s hydroelectric generation assets (62 MW) and in Colombia, due to the closing of the San Antonio hydroelectric station (19.5 MW).

In 2006, our gross production of electricity in Latin America totaled 62,028 GWh, an increase of 7.2% over 2005. The following table shows the gross production of electricity by our consolidated subsidiaries in Latin America by country for the periods indicated.

Country*	2004	2005	2006	Percentage change 2006/2005
	(GWh)	(GWh)	(GWh)
Chile	16,797	18,764	19,973	6.4%
Argentina	15,884	16,154	17,752	9.9%
Colombia	11,881	11,864	12,564	5.9%
Peru	5,655	6,895	7,250	5.1%
Brazil	4,889	4,213	4,489	6.6%
Total	55,106	57,890	62,028	7.2%

The increase in production was primarily due to the strong growth in demand stemming from the high growth rate of the regional economy, and greater precipitation during the year for the region overall, which aided the Endesa generation farm, which produces mostly hydroelectric power.

New Power Plants and Projects

We continued to take advantage of investment opportunities in the generation business in 2006. We had various power plants under construction in Chile and Peru, as well as projects in the study phase.

Chile: San Isidro II and Palmucho

Endesa Chile is currently constructing the San Isidro II CCGT power plant in Chile. The operation will be divided into three stages:

•       From April 2006 the plant has operated with its gas turbines in open-cycle mode, with an installed capacity of 248 MW;

•       beginning in the first quarter of 2008, it will operate as a CCGT plant using fuel oil, with an installed capacity of 310 MW; and

•       beginning in the first or second quarter of 2009 onwards, the power plant will operate as a natural gas CCGT plant, with an installed capacity of 377 MW.

Endesa Chile is also constructing the Palmucho hydroelectric power plant in the Biobío region. This is a run-of-river power plant located at the foot of the Ralco hydroelectric power plant dam. It will use the Ralco plant’s water flow (27.1 m3/s), with an installed capacity of 32 MW. The total investment in this project is expected to be $37 million, including civil works and equipment. The plant is due to come onstream in 2007.

The Palmucho plant will not reduce capacity at the Ralco plant, nor are new water rights required. The project has received the necessary authorizations from the Chilean environmental authority (CONAMA) which approved the environment impact statement on February 18, 2005.

Chile: Regasification Plant with a Central Interconnected System

Endesa Chile is participating with Metrogas and ENAP in the construction of a regasification plant in Quintero Bay. The plant will play a key role in supplying gas to the central region of the country. It will supply the CCGT San Isidro II plant, among other installations. According to our projections, the new plant will be able to process 9.6 million m3 of gas daily and will have two large tanks with a storage capacity of 320,000 m3 of LNG in two tanks. As of the date of this annual report, we estimate that this plant will be provisionally on-stream in 2009, and definitively on stream in the second or third quarter of 2010.

Chile: Aysén Project

In 2006, we created Centrales Hidroeléctricas Aysén S.A., 51% of which is owned by Endesa Chile and 49% by Colbún, to study the opportunities for developing the hydroelectric potential of the Aysén zone (Region XI). The estimated cost of developing a new plant is approximately $2.1 billion and when completed it would provide Chile with approximately 2,400 MW of installed power, contributing significantly to the safety of Chile’s power supply. In order for the Aysén project to be developed, Transelec would have to build a 2,000 km, high-tension electrical transmission line at an estimated cost of $1.5 billion.

Chile: Endesa Eco

In 2005, we created Endesa Eco, a 100%-owned subsidiary of Endesa Chile, to administer and manage renewable energy projects in Latin America. This company is developing the Ojos de Agua mini-hydroelectric power plant project in the Maule-Chile area, with installed capacity of 9 MW. Total investment in this project will be $15 million and it is due to come on stream in 2008.

Endesa Eco is also developing the Canela wind farm, with an installed capacity of 18 MW. The total investment for this project is expected to be $28 million and it is due to come on stream at the end of 2007.

The 6.1 MW Piruquina mini-hydroelectric power plant on Chiloé Island is currently in the study phase and it is due to come on stream in early 2010.

Peru: Edegel Combined-Cycle Plants

Our Peruvian subsidiary, Etevensa (which merged with Edegel on June 1, 2006), was granted a license to supply Camisea natural gas, which included a commitment to increase the installed capacity of its thermal plant at Ventanilla. The company converted two of the turbines at its power plant from fuel oil to natural gas with installed capacity of 325 MW and came on stream in open cycle mode in August 2004. The CCGT of the first turbine began operating in June 2006 and the CCGT of the second turbine began operating in September 2006.

As a result of these enlargements, the Ventanilla plant has increased its potential power output by 173 MW.

These works transformed a power plant, which previously operated with fuel oil, to one with nearly 500 MW of CCGT capacity. This plant is the first in Peru to use an important local resource such as natural gas from the Camisea field.

Colombia: Acquisition of Termocartagena

In 2006, Endesa acquired the Termocartagena fuel-gas power plant in Cartagena de Indias, with an installed capacity of 142 MW at December 2006. It is currently being repowered with the conversion into a CCGT plant.

Transmission

CIEN

We own CIEN, the high-voltage electricity interconnection between Brazil and Argentina, which has a transmission capacity of 2,000 MW.

SIEPAC

In 2006, EPR finalized the tender process for the construction of the transmission line for the SIEPAC project, a 1,880 km, 230 kV trunk line for an interconnection grid among Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama. Endesa Internacional, S.A., a wholly owned subsidiary of Endesa, owns 12.5% of EPR. The project is scheduled for completion in 2009, with a total estimated investment of $370 million. Ingendesa, a wholly owned subsidiary of Endesa Chile, S.A., won the bid for certain contracts of the SIEPAC project.

Twelve companies competed in the tender process. Technint, a Mexican company, won the bid for an interconnection grid among Guatemala, El Salvador and Honduras and Abengoa, a Spanish company, won the bid for an interconnection grid among Nicaragua, Costa Rica and Panama.

In 2005, Interconexión Eléctrica, S.A. (ISA), a Colombia-based company, joined EPR as the eighth partner. During that same year, EPR met all the preconditions for accessing disbursements of the loan from the Inter-American Development Bank for financing the construction. In addition, the Banco Centroamericano de Integración Económica has granted the project an initial loan and has authorized the signing of two additional loans.

Other Transportation Assets

We also carry out electricity transmission activities in Argentina as a shareholder of Yacylec, which operates a 282 km line between the Yaciretá hydroelectric plant and the Resistencia switching station.

Through Endesa Chile we have a 50% stake in the 950 km Gas Atacama gas pipeline, which carries gas from the northern basin in Argentina to the Norte Grande de Chile interconnection system (“SING”).

Electricity Distribution

In 2006, the companies in which we hold stakes distributed 58,281 GWh, an increase of 5.5% from 2005, to approximately 11.6 million customers in Chile, Argentina, Brazil, Peru and Colombia. The following table shows our total customers and sales of electricity in Latin America by country in 2006.

Country	Customers	Sales
	(thousands)	(GWh)
Argentina	2,196	14,837
Brazil	4,859	15,438
Chile	1,437	12,377
Colombia	2,138	10,755
Peru	951	4,874
Total	11,581	58,281

Distribution in Argentina.   In Argentina, through Enersis, we own an economic interest of approximately 39.64% in Empresa Distribuidora Sur S.A., or Edesur, the second-largest privatized electricity distribution company in Argentina in terms of energy purchases. Edesur serves approximately 2.2 million customers in the greater Buenos Aires metropolitan area and is operated by Chilectra. The concession from the Argentine regulators to transmit and distribute electricity in Argentina is due to expire in 2087.

Distribution in Brazil.   In Brazil, we conduct our electricity distribution business through Companhia de Eletricidade de Rio de Janeiro, S.A., or Ampla, one of the largest electricity distributors in the State of Rio de Janeiro, and Companhia Energética de Ceará, or Coelce, the sole electricity distributor in the State of Ceará in northeastern Brazil. Ampla serves approximately 2.3 million customers and Coelce serves approximately 2.5 million customers in their respective concession areas. Both Ampla and Coelce are operated by Chilectra, S.A., a Chilean distribution company. We currently hold an economic interest of approximately 55.05% in Ampla. Our economic interest in Coelce is approximately 34.12%.

Distribution in Chile.   In Chile, through Enersis, we conduct our electricity distribution business through Chilectra S.A. Chilectra is the largest electricity distribution company in Chile in terms of the number of clients, assets and energy sales and served approximately 1.4 million customers in the greater Santiago metropolitan area in 2006.

As part of our policy to simplify our corporate structure in Latin America, in 2005 we initiated proceedings to finalize the merger between Elesur, our former investment company in Chile, which is wholly owned by Enersis, and the distribution company Chilectra. On March 31, 2006, this merger was finalized and Chilectra was the surviving business entity.

Distribution in Colombia.   In Colombia, we hold an approximate 43.03% economic interest in Codensa, S.A. E.S.P. Codensa is an electricity distribution company that serves approximately 2.1 million customers in the area of Bogotá and is operated by Endesa. Codensa was created from the division of the generation and distribution assets of Empresa de Energía de Bogotá S.A. E.S.P.

Distribution in Peru.   In Peru, we own an approximately 38.33% interest in Edelnor S.A., an electricity distribution company that serves approximately 950,000 customers in its concession area in the northern part of Lima. Chilectra is the operator of Edelnor.

Tariff Revisions

In Chile, the new tariffs for sub-transmission were published in November 2006. They apply to the medium- and high-voltage transmission grids that solely supply consumers in the contract award areas of distribution companies and that do not belong to either the main transmission system or to distribution grids.

This process meant a reduction in compensation, which was later approved by the Panel of Experts (an arbitration body that resolves technical discrepancies in the industry), as Chilectra was bidding at the same level as the other companies in the industry (a total of 33 companies). Chilectra has appealed this decision through the courts where it expects the issue to be resolved. While the tribunal ruled against Chilectra, Chilectra will appeal to the Controlaría.

In Brazil, Coelce performed its annual tariff revision and a 10% increase was approved and fully applied in April 2006. Ampla received a 2.9% increase which was fully applied in March 2006.

In Argentina, Law 26.204, ratified in December 2006, extends the Public Emergency Law 25.561 and related laws, including Law 25.790, to December 31, 2007, making it obligatory to renegotiate contracts for public works and services that have been affected by a public emergency.

In 2005, Edesur signed an agreement with the Argentine government to revise the distribution tariff, which had been changed into Argentinean pesos and frozen in 2002 under the Economic Emergency Law. This agreement was ratified by the executive branch of the Argentine government and includes a new tariff schedule effective as of February 2007, providing for an increase of 38% in the distribution cumulative value. Under the agreement, the tariff increase will be retroactive to November 2005, with the overall tariff revisions going into effect in February 2008.

Managing Distribution Losses

Energy losses in the distribution from our subsidiaries in Latin America amounted to 11.2% in 2006 compared with 11.8% in 2005.

In 2006, we continued a project designed to decrease energy losses in the Rio de Janeiro distribution area operated by Ampla. The project, called Red Ampla, incorporates advanced technologies into the network to prevent the theft of electricity. Investment in the project was €47 million in 2006. Thus far, the project has demonstrated clear results, including a decrease of losses from 53.4% to 3.1% for those customers who were fitted with new electricity meters. In 2006, Red Ampla supplied 358,000 customers.

These positive results and the short time frame in which the investment has been recovered (three and a half years) make Red Ampla one of the most successful and groundbreaking projects we have undertaken in the field of electric energy distribution in the region.

Following the trend seen in previous years, in 2006 we increased the quality of service in the countries in which we operate. Specifically, the average percentage of interruptions at our subsidiaries in the region was 7.9%, the same as in 2005, and the annual average interruption time per customer fell by 2.9% to 9.9 hours a year.

Corporate Restructuring

We have implemented a policy to simplify our operations in Latin America, including simplifying asset management, gaining synergies wherever possible and returning cash flow to Spain.

The following transactions were completed in 2006:

•       In Chile, on March 31, 2006, the merger between Elesur, a wholly owned Enersis subsidiary and our former investment vehicle in Chile, and Chilectra, a distribution company operating in Chile, was completed. The surviving company operates as Chilectra.

•       In Chile, on September 4, 2006, we created Centrales Hidroeléctricas de Aysén S.A., which is 51% owned by Endesa Chile and 49% owned by Colbún, to develop a hydroelectric plant in the Aysén’s XI Region. The proposed development would have an estimated capacity of 2,400 MW distributed through several hydroelectric power plants.

•       In Chile, we dissolved Enersis Internacional and Chilectra Internacional on December 27, 2006.

•       In Peru, the merger of Edegel, a hydroelectric power generation company in which Endesa Chile had a stake, and Etevensa, a combined-cycle generation company in which Endesa Internacional, S.A. (“Endesa Internacional”) had a direct stake, was completed and publicly registered in August 2006.

•       In Peru, in the third quarter of 2006, Generalima S.A., whose only asset is the ownership of 5.62% of Edegel, completed its partial spin-off and Endesa Internacional, S.A. became its sole shareholder.

•       In Colombia, Capital Energía S.A. was dissolved on January 26, 2006, which allowed Endesa Internacional, S.A. to take a direct stake in Emgesa.

•       In Colombia, the Company Supervisory Board (Superintendencia de Sociedades) authorized the spin-off of Betania, allowing Endesa Chile to acquire 99.99% ownership of Centrales Hidroeléctrica de Betania (“Betania”).

•       In Colombia, we signed an agreement with the EEB on December 14, 2006, to merge Emgesa and Betania, which merger is expected to occur in the second quarter of 2007.

•       In Brazil, in response to Brazilian law, we created Ampla Investimentos e Serviços S.A. on December 29, 2005, to hold our stake in Coelce through Investluz. The shareholders of this company and the ownership percentages are the same as those of Ampla Energia e Serviços, S.A. (“Ampla Energia”).

•       In Brazil, we sold Ampla Geraçao, S.A. to Grupo Sabricorp, which subsequently changed its name to Quanta Geraçao, S.A.

•       In Brazil, in the first quarter of 2007, Endesa Internacional, S.A. absorbed Endesa Internacional Energía Ltda., and increased its direct interest in Endesa Brazil from 27.5% to 28.48%.

Capital Expenditures and Divestitures

The following table sets forth our capital expenditures and other investments by type for the years 2004, 2005 and 2006. Financing in those years consisted primarily of internally generated funds.

	2004		2005		2006
	(in millions of euros)
Capital Expenditures:
Power stations	1,116		1,294		1,764
Distribution facilities	1,329		1,779		1,901
Other	120		186		105
Total capital expenditures	2,565		3,259		3,770
Investments:
Total other investments	884	(1)	381	(2)	566	(3)
Total capital expenditures and other investments	3,449		3,640		4,336

(1)          Includes mainly a €121 million investment to acquire an additional interest in Snet, a €261 million investment to acquire an additional interest in Auna and a €187 million capital subscription in Smartcom.

(2)          Includes mainly a €151 million investment to acquire 100% of Finerge and a €27 million purchase of minority shareholders’ interests in Sodelif, Bialystok and San Isidro.

(3)          Includes mainly a €57 million investment to acquire 58.35% of Centro Energía Teverola, a €35 million investment to acquire 58.35% of and Centro Energía Ferrara, a €26 million investment to acquire 100% of P.E. Monte Cute and a €15 million investment to acquire 100% of P.E. Marco Aurelio Severino.

Capital Expenditures

In 2006, we made total capital expenditures of €3,770 million, 69.8% of which was made in our domestic electricity business, 7.2% of which was made in our European electricity business, and 23.0% of which was made in our Latin American electricity business. Of the total capital expenditures, €2,713 million were recurrent capital expenditures and €1,057 million were invested in increased capacity and other nonrecurrent capital expenditures.

In 2005, we made total capital expenditures of €3,259 million, 73.1% of which was made in our domestic electricity business, 8.5% of which was made in our European electricity business and 18.4% of which was made in our Latin American electricity business. Of the total capital expenditures, €2,420 million were recurrent capital expenditures and €839 million were invested in increased capacity and other nonrecurrent capital expenditures.

In 2004, we made total capital expenditures of €2,565 million, 71% of which was made in our domestic electricity business, 10% of which was made in our European electricity business and 19% of which was made in our Latin American electricity business. Of the total capital expenditures, €1,789 million were recurrent capital expenditures and €776 million were invested in increased capacity and other nonrecurrent capital expenditures.

Divestitures

In 2006, we divested approximately €800 million in assets. The following describes our principal divestitures since 2004:

2006

•       in the first quarter of 2006, we sold a 5.01% stake in Auna (Spain) for €378 million, which resulted in capital gains of €171 million;

•       in the second quarter of 2006, we sold generation business Ampla (Brazil) for €39 million, which resulted in capital gains of €12 million;

•       in the second quarter of 2006, we sold 49% of NQF Gas for €59 million, which resulted in capital gains of €21 million; and

•       during 2006, we sold Bolonia Real Estate’s assets on the so-called “Levante Sector” of Palma de Mallorca to the Neinver Group for €240 million, which resulted in capital gains of €185 million, and other real estate for €42 million, which resulted in capital gains of €34 million.

2005

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

•       in January 2005, we sold Lydec (Morocco) for €26 million, which resulted in capital gains of €12 million; and

•       during 2005, we sold certain real estate in Palma, Mallorca, at which Gesa’s corporate headquarters had been located, for €73 million in net proceeds, which resulted in capital gains of €65 million, and other real estate in Barcelona for €27 million, which resulted in capital gains of €24 million.

2004

•       in December 2004, we sold Enditel (Spain) to Ericsson for €4.7 million;

•       in October 2004, we sold Senda Ambiental (Spain) for €20.7 million;

•       in June 2004, we, Unión Fenosa and Telecom Italia sold to Auna 100% of Netco Redes for €100 million, plus the assumption of €47 million in debt by Auna; and

•       in May 2004, we sold our 11.64% stake in Aguas de Barcelona, S.A. to Spanish institutional investors for €238 million.

Environmental Matters

The Environment

Environmental protection is a cornerstone of our commitment to sustainable development. This commitment to our environment is a fundamental part of our corporate values.

In 2003, we designed and began executing our 2003-2007 Strategic Plan for Environment and Sustainable Development, with the aim of reducing risk and taking advantage of opportunities in the new environment generated by changes in the regulatory framework and better valuation by investors and other interested parties regarding the commitment of business to sustainable development. The plan became a key tool for strengthening our alignment with the sustainability principles of our vision, mission and company values.

Our environmental management is fully integrated into and aligned with our business strategy and is part of senior management’s decision-making process.

On the basis of this commitment, we try to minimize the impact of our activities on natural environments in which we operate by developing a broad range of actions focused on matters relating to climate change, establishing environmental management systems, and adequate management of waste materials, residues, emissions and other effects on natural environment.

Actions with Regard to Climate Change

During 2006, our power generation facilities in Spain, Portugal and Europe that are affected by the EU Directive on Emission Trading for Greenhouse Effect Gasses (“GEG”) had their CO2 emissions audited for 2005. To comply with the directive, each facility must equalize the number of emission rights to the actual emissions for each period. To do so, we have added the rights acquired on the European emission rights market to the rights assigned for each country. We have also carried out the following activities:

•       Preparation of a strategy for action taking the directives and laws focusing on emissions reductions into account;

•       Preparation of the emissions record and monthly log of emissions of each plant;

•       Performance of on-site audits to corroborate the accuracy of the calculation method presented and the data provided; and

•       Adjustment of SIGMA, the environmental management system tool for the monitoring and calculation of CO2 emissions.

Throughout 2006 we continued to carry out our investment plan for reducing GEG emissions by improving the efficiency of our facilities and investing in new sources of power that found expression in CCGT plants and made use of renewable sources of energy. For example:

•       We analyzed the existing and installed generation base from a CO2 point of view.

•       We significantly increased the installed capacity of CCGT plants and made use of renewable sources of energy.

•       We switched to imported coal at the 1,400 MW As Pontes thermal plant that initially ran on domestic coal. The switch enabled a considerable reduction in CO2 emissions. In 2006, modification of groups III and IV was completed and the switch over of remaining units will be carried out in 2007 and 2008.

•       We sold ash and cinder residues produced at coal-burning facilities.

Participation in projects and developing mechanisms to reduce emissions is a cornerstone of our strategy for combating climate change. In 2005, we were a particularly active player on an international scale in the area of CDMs.

In 2006, we sought to meet the objectives set in 2005 for acquiring emission rights via projects by strengthening our organization to enter new markets. This resulted in the following actions:

•       Presentation of the “Endesa Climate Initiative” in China, India, Chile, Mexico, Russia and the Coal Expo 2006 in Cologne, Germany.

•       Consolidation of the CDM portfolio in China and Latin America with contracting of new projects in seven carbon funds.

•       Creation of a Climate Change Database, a register of the technical specifications of each contract Endesa has entered into.

•       Development of the SIEPAC and Ojos de Agua projects in Latin America.

•       Development of a mutual framework agreement with PEMEX (Mexico) and Huaneng (China) for the identification of CDM projects.

•       Participation in various carbon funds such as the World Bank’s CDCF carbon fund, the Spanish Carbon Fund, the European Investment Bank’s carbon fund and the European Bank for Reconstruction and Development’s carbon fund.

We participated in various programs in Spain and in Europe, including a working group of the second European Program on Climate Change concerning the capture and storage of CO2.

We also took part in projects in energy crop agriculture and new types of biofuels. In 2006, we continued our collaboration in the area of climate change with various national and international organizations such as the Spanish Office on Climate Change, Eurelectric (Association of the European Electrical Industry), IETA, Carbon Expo Cologne and Carbon Expo Asia, and with the following programs:

•       Carbon Disclosure Project: This program seeks to provide transparency regarding companies in terms of climate change, and we have participated for a number of years.

•       Energy Wisdom Program (“EWP”): This program is a voluntary initiative, launched by Eurelectric in 2000 and based on projects from European electrical companies. The program reflects efforts made by the European electrical industry to achieve improvements in energy efficiency and the reduction of greenhouse effect gases. Our contribution to the third EWP cycle includes the presentation of 313 projects developed in Spain and Latin America regarding renewable energy, co-generation of power, improvement of energy efficiency, construction of CCGT plants, changes of fuel, and transmission and distribution of electricity. These projects have contributed to avoiding the emission into the atmosphere of 14.7 Mt of CO2 in Spain and 26.7 Mt of CO2 in Latin American for the years 2003 and 2004.

Environmental Management Systems

In 2006, we continued setting up and certifying our Environmental Management Systems (EMS), pursuant to the ISO Standard 14001 and the European EMAS Regulation, in the facilities of our main businesses, including generation plants, distribution facilities, renewable energy facilities and our corporate headquarters.

The EMS at the following generation plants in Spain were certified in 2006:

•       The Andorra mining center (Centro Minero de Andorra), the first open-pit coal mine in Spain to achieve environmental UNE EN-ISO 14001 certification.

•       The As Pontes Thermal Production Unit EMAS certified in addition to maintaining its UNE EN-ISO 14001 certification.

•       The Northeast Hydroelectric Production Unit (“HPU”) was UNE EN-ISO 14001 certified.

•       The South HPU passed the initial UNE EN-ISO 14001 certification audit in 2006 and was certified in January 2007.

Moreover, the HPU Ebro-Pirineos underwent the initial audit in preparation for UNE EN-ISO 14001 environmental certification in December 2006 with the intent of becoming certified in early 2007.

In the distribution business, and as per the program set forth under the 2003-2007 Strategic Plan on the Environment and Sustainable Development, an EMS was set up for Endesa Distribución Eléctrica in the Balearic Islands, and in December 2006, the Spanish Standardization and Certification Association (AENOR) carried out its initial audit. Also, in Aragon, the analysis of the facilities was completed for substations and temporary residue storage.

Endesa Italia, our electricity business in Europe, was UNE EN-ISO 14001 certified in 2006. This certification comes in addition to the EMS certification of all its thermal generation facilities. Also, its EMS was integrated into its labor safety system, and is thus a pioneer in this area.

Endesa France has begun to implement EMS in its power plants.

In Latin America, we continued to implement EMS through Endesa Chile, and 49 generation plants in Argentina, Brazil, Chile, Colombia and Peru have been UNE EN-ISO 14001 certified. The EMS at the following generation plants were certified in 2006:

•       The Bocamina thermal plant (Chile) was EMS ISO 14001 certified.

•       The Cartagena thermal plant (Colombia) was EMS ISO 14001 and OHSAS 18001 certified for its integrated management system (Environment, Safety and Occupational Health).

In 2006, Ampla and Coelce in Brazil were also EMS ISO 14001 certified, meaning that 100% of the power distributed by us in Latin America is EMS ISO 14001 certified.

Waste Management

In 2006, Endesa Generación continued to improve waste management in its facilities in terms of reduction and minimization of waste. We highlight the reuse of used oils, minimization of packaging waste, use of rechargeable batteries or longer life batteries, and processing and reuse of cleaning solvents.

The plan for the elimination and withdrawal of equipment containing polychlorinated biphenyls (“PCBs”) continued to develop as did the campaign for testing equipment for these chemicals. If equipment was not manufactured with PCBs, it could nevertheless be contaminated by them.

Atmospheric Emissions

We supervise and continuously track emissions from our power plants and provide information periodically to government agencies. In 2006, as in previous years, we presented information to the European register EPER and to the National Inventory of Air Contaminating Emissions (Corine Aire).

We have continued to apply internal technology to improve efficiency and yield, such as the incorporation of ABACO technology in conjunction with Inergo engineering at some facilities.

In 2006, we continued our program for adapting existing fossil fuel stations to the National Emission Reduction Plan, and the coal mix consumed groups III and IV of the As Pontes fossil fuel station to permit the use of 100% imported coal.

Biodiversity

In 2006, we began implementing our 2006-2010 Biodiversity Conservation Plan to develop new projects in line with our sustainability policy and our intent to preserve our natural heritage.

As per the program established in the collaboration agreement between Gesa-Endesa and the Council on the Environment of the government of the Balearic Islands, there were 120 actions taken to protect diving eagles and black kites that are in danger of extinction in the islands.

In the Canary Islands, Project Life for the protection of the “Guirre” canary in Fuerteventura continued and a plan of action for 2007 was developed.

In Aragon, Project Life continued to work toward the protection of the Egyptian vulture according to the program and budget set for 2006.

Environmental Water Management

In 2006, we continued to develop our restoration plans of environmental spaces around our hydroelectric resource areas by drawing up a national inventory of the spaces based on codified records, including a brief description of the action to be taken at each space and the specific budget for each.

During 2006, the work on restoring the area around the high-altitude lakes in the Central Pyrenees in the Huesca province proceeded according to the established program. In 2007, new work will be carried out and the scope of the initial program broadened.

We also finalized all the work on landscape integration in the area surrounding the hydroelectric resource area in Vall Fosca within the peripheral protection zone of the Aigüestortes i Estany de Sant Maurici (Lérida) National Park. In addition, we continued assessment studies and environmental follow-up of work and plans to maintain the adequacy of various dams, including Pont de Suert, Boren, Cavallers, Torán and Noceda.

The most relevant new projects are environmental impact assessments (EIA) on heightening the Estany Gento dam, enlarging the Moralets, Peña and Oencia power plants and the start of an EIA on the construction of a canyon-end power plant at the Canelles reservoir, a unique project from a technical and environmental perspective.

Environmental Research and Development

In 2006, we continued the Zebra Mussel Consultancy Project. Throughout 2006, the mussels continued to significantly expand their colonies, affecting all the major reservoir system, of the Lower Ebro River as well as other areas of the Iberian Peninsula.

In 2006, work focused on finishing tracking the complete annual cycle of the development of the species’ larval phase, continuing the research on Zebra mussel parasites which were introduced along with the zebra mussels in aquatic ecosystems of the Iberian Peninsula and determining the species’ biocumulative capacity.

At the end of 2006, a second edition of Methods of Control and Eradication of the Zebra Mussel was published. It covers our accumulated experience on this subject since 2003. Also, an Internet website was created for the final edition to bring together information generated or known to us on the zebra mussel.

Our environmental laboratory in Lleida centralizes the monitoring work on the presence of zebra mussel larvae in 46 bodies of water in Cataluña as part of our agreement with the Catalan Water Board, the University of Lleida, the Autónoma de Barcelona and Grup Natura Freixe.

Lastly, we participated in and presented at numerous congresses and conferences at home and abroad on this topic, including: the International Congress on Large Dams (Barcelona), the International

Limnology Congress (Barcelona), the International Seminar on Action Strategies for Waters Affected by the Zebra Mussel (Zaragoza), the National Congress on Invasive Species (León) and the National Environmental Congress (Madrid). In addition, various articles were published in specialized national and international journals on our work on the zebra mussel and integrated environmental management of regulated basins and rivers.

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

The regulatory framework of the gas industry in Spain is based on Hydrocarbon Law 38/1998, enacted through Royal Decrees 949/2001 and 1434/2002. The first law regulates third-party access to gas facilities and provides for an integrated business system for the natural gas industry. The second law regulates the transportation, distribution, sales/marketing, supply and authorization procedures for natural gas and its facilities.

Change in Electricity Tariffs in 2006

Royal Decree 1556/2005 of December 28, 2005 prescribed the electric power rate schedule for 2006. The approved increase in the average reference tariff was 4.48%. Domestic supply tariffs (Schedules 2.0 and 2.0N) rose 4.48% and the rest rose approximately 5.05%, except for the tariff applicable to distributors governed by the Eleventh Transitory Provision Law of 54/1997, whose increase was 7.43%. Access tariffs applied in the deregulated market increased by an average of 2.86%.

Royal Decree 1556/2005 also aims to revise the average tariff in July 2006 to cover the settlement deficit in 2005 and the revision of costs included in the tariff calculation.

This revision was enacted through Royal Decree 809/2006 of June 30, 2006 whereby the average reference tariff rose by an additional 1.38% (0.8% for domestic supply and small- and medium-sized companies and 6% for industrial-scale supply).

Royal Decree 809/2006 valued the shortfall in regulated activities for 2005, referred to as the tariff deficit, at €3,810 million. This estimate was amended by Royal Decree 1634/2006 of December 29, 2006, the 2007 tariff decree, whereby the electricity tariff deficit for 2007 was finally set at €3,830 million. Royal Decree 809/2006 also established a 14-year term for recovery of the tariff and authorized the electricity companies that had previously financed the tariff deficit to securitize the right to recover the shortfall. This securitization took place at the end of 2006.

Royal Decree 809/2006 repealed the 1.4% maximum tariff rise under the Royal Decree 1432/2002 on tariff methodology.

Establishment of Electricity Tariffs for 2007

Royal Decree 1634/2006 of December 29, 2006 established the electricity tariffs for 2007 and introduced substantial changes with regard to previous years in the tariff determination methodology. The stated objectives of Royal Decree 1634/2006 are to move toward tariffs that add in costs of consumption, to avoid the systematic appearance of tariff deficits and to further liberalization.

Royal Decree 1634/2006 also introduced various regulatory measures for improving performance of regulated activities and stimulating competition, including:

•       Basing the tariffs on a reasonable forecast for the price of energy for 2007 both on and off the Iberian Peninsula. As a gradual adjustment of the tariffs to market prices is planned, a quarterly review mechanism has been introduced for those tariffs.

•       Royal Decree 1634/2006 recognizes that there will be a revenue deficit from the settlements of regulated activities as the tariff has not increased enough to cover all costs. In contrast with previous years, however, this deficit is determined beforehand, is recognized and the right to assign it to third parties is stipulated by the Royal Decree. Recovery of the deficit is made through a percentage applied to the comprehensive and access electricity tariffs, affecting all customers equally and avoiding any distortion in the market. This pre-determined deficit can reach a maximum amount of €3,750 million.

•       Introducing a €500 million increase in the remuneration of the distribution business and making the quality of service thresholds of distribution companies stricter.

•       Requiring Endesa and Iberdrola to assign the management of part of their capacity through the market by carrying out primary energy issuances (virtual capacity auctions) as of July 2007. In a primary energy issuance, a generator auctions off the right to use of part of its capacity in the form of options for physical delivery of energy. Such issuances have been used to increase liquidity in certain wholesale markets, such as those in France.

The average tariff increase set forth under Royal Decree 1634/2006 has been 4.3%, with an average increase in domestic tariffs of 2.8%, although it varies by contract as consumers who contract for more power pay a higher price per kWh consumed. For industrial-scale tariffs, the average tariff rise has been 6.4%.

Finally, access tariffs fell an average of 10% as tariffs moved towards add in costs.

Royal Decree Law 3/2006.

On February 24, 2006, Royal Decree Law 3/2006 was approved and introduced regulatory changes that had a major impact on the operation of the wholesale electricity market:

•       It required that the energy bought and sold on the daily and intraday markets by companies in the electricity sector belonging to the same business group must be assimilated to a bilateral contract with physical delivery. The price used to settle these sales and purchases by the market operator has been fixed provisionally at €42.35/MWh.

•       It stated that, as of January 1, 2007, the acknowledged price for energy assimilated to a bilateral contract will be the market price, reestablishing the normal operation of the system.

Primary Energy Issuance

Provision 20 of Royal Decree 1634/2006 of December 29, 2006, which establishes the electricity tariff as of January 1, 2007, obligates Endesa and Iberdrola to offer a set hourly power profile.

This mechanism, pursuant to the provisions of Law 54/97, is intended to stimulate the use of futures in contracting for electrical power and to increase competition.

The most important aspects of the provision include:

•       Handling primary power issuances through buy auctions with physical delivery of the electricity corresponding to a pre-determined level of power (from Endesa and Iberdrola) for the entire delivery period.

•       Delivering electricity at a known execution price expressed in euros per MWh measured in power plant blocks and the assignment of buy options to market agents that request them according to the premiums they offer in competitive, transparent bidding through an auction. The products put to auction are based on the use rights of a model power plant, known as a virtual power plant, in which the exercise price would match the variable cost and the premium would match the fixed cost; and

•       Determining that the delivery or exercise period of the options shall run from July 1, 2007 to June 30, 2009, including beginning and end data.

Buy Offers from Electricity Distributors

ITC Order 400/2007, approved on February 26, 2007, governs the bilateral contracts that distributor companies enter into for tariff supplies in mainland Spain.

This order officially repeals Article 1 of Royal Decree Law 3/2006, which was effectively repealed and has been without legal effect since Royal Decree 1634/2006 was enacted, providing that the assimilated price would be the daily market price. OMEL has stopped assimilating the energy of distributors to a bilateral contract since the end-of-day settlements on March 1, 2007.

The order aims to regulate bilateral contracts of electricity by the distributors, and later the sellers and marketers, in supplying consumers at the regulated tariff rate for mainland Spain. Such bilateral contracts are based on auctions in which two products will be negotiated, a base load and a modulated load.

The cost of electricity that distributors get in the auctions shall be recognized in full for purposes of the electricity liquidations of the Comisión Nacional de Energía (National Energy Commission) (“CNE”).

The first auction will be held before June 20, 2007 for the third quarter of 2007, the second before September 19, 2007 for the last quarter of 2007, and the third, before December 19, 2007, with the option to extend the auctions to delivery periods of every six months.

Futures Contracts for IMOP Distributors

During 2006, various standards were approved or proposed to regulate the acquisition of electricity by distributors on the basis of physical bilateral contracts for the purpose of reducing purchases on the daily market and conferring greater stability on electricity tariffs.

ITC Order 2129/2006, which went into effect on July 5, 2006, governs the futures contracts for electricity by distributors in the second half of 2006. Under this order, distributors are obligated to acquire 5% of their customer purchases at rates determined by the purchase of “futures contracts with physical delivery” at term auctions managed by the Iberian Market Operator Portuguese Center (“IMOP”).

ITC Order 2129/2006 seeks to provide a certain amount of liquidity to the newly created futures market, Mercado Ibérico de la Electricidad (“MIBEL”), using Spanish legal regulations to create a temporary obligation for distributors to purchase through IMOP.

Ministerial ITC Order 3990/2006 issued on December 30, 2006, extends this obligation to 2007 and the amount of the electricity demand that each distributor must acquire was increased to 10%, as was agreed at the Hispano-Luso Summit in Badajoz, held in November 2006.

In December 2006, the Ministry of Industry, Tourism and Trade presented a Draft Ministerial Order implementing a mechanism for bilateral contracts based on auctions of energy demanded by distribution companies.

Costs of Transitioning to Competition

Royal Decree Law 7/2006, approved on June 23, 2006, adopts certain urgent measures in the energy sector. This Royal Decree Law repealed the Sixth Temporary Provision of Law 54/97 on the Electricity Sector, which eliminated the costs of transitioning to competition.

On December 31, 2005, Endesa was allocated entitlements of up to €828 million until 2010 for the transition to competition. Such entitlements would have provided Endesa remuneration for any costs of transitioning to competition (“CTCs”). In 2006, however, Royal Decree Law 7/2006 on the adoption of urgent measures in the energy industry repealed Transitional Provision Six of Electricity Industry Law 54/1997, of 27 November, which had originally provided for CTCs for the energy industry. This repeal eliminated CTCs for the whole energy industry. The elimination of the CTC mechanism did not have any effect on the Endesa’s financial statements at December 31, 2006.

Special Regime

In May 2007, the government approved Royal Decree 661/2007, replacing Royal Decree 436/2004, to regulate electricity production with the “special regime” that is applied to cogeneration and renewables. This Royal Decree is the result of the review process that is set forth in Royal Decree 436/2004, that until now established the regulatory framework for these technologies.

The Royal Decree has the following aims:

•       To achieve the electricity production objectives with renewable sources as set forth in the 2005-2010 Renewable Energy Plan for all insufficiently developed technologies by increasing the respective tariffs and premium for technologies such as biomass, biogas or thermal-solar; and

•       To maintain the financial equilibrium of the special regime generation under the two applicable economic regimes, market sales and regulated tariff sales. Special regime producers will continue to have the option of selling their production at a regulated tariff, whose evolution will no longer be linked to the evolution of the end customers’ tariffs. They can also sell to the market, receiving a premium, additional to the market price. The premiums have been slightly reduced for new wind generation and have been increased for other technologies. The premium mechanism guarantees a minimum revenue for low market prices, while the premium becomes zero for high market prices.

The Royal Decree guarantees a return of 7% to new wind generation that sells at regulated price, and between 5% and 9% to the same technology that sells at market prices. Existing plants can maintain their current economic regime if they sell to the market until the end of 2012.

Compliance with EU Directives on Electricity

As of the date of this annual report, the Draft Law amending Law 54/1997, for the purposes of bringing Law 54/1997 in compliance with the provisions of Directive 2003/54/EC on common rules for the domestic electricity market, referred to as the Electricity Directive, is in the last stage of processing after having been approved by Spanish congress and sent to the Spanish senate on March 14, 2007.

The reform primarily affects the elimination of tariffs and the introduction of supply of last resort.

•       The Draft Law requires that the elimination of the comprehensive tariff shall take place on January 1, 2009. After such date, there will only be the last-resort tariff. As of 2011, electricity consumers who contract for less than 50 kW of electricity may adopt last-resort tariffs.

•       The sellers on whom the last-resort supply obligation is binding shall be responsible for the supply of electricity in such circumstances.

•       Distributors will continue to supply energy under the tariff mechanism until the mechanism of last-resort supply becomes effective.

•       Distribution companies required to continue to supply energy at the set tariffs will be entitled to payment by the Administration of Regulated Compensation. This compensation will be calculated based on the costs considered necessary for supplying energy under the tariff rates.

•       The Office of Supplier Switching (Oficina de Cambios de Suministrador) would be created to supervise the switchover of gas and electricity suppliers. Distributors and sellers will have a stake in this entity.

•       Distributors would be authorized to use their networks to develop telecommunications services, but must keep separate accounts.

•       Companies that develop regulated businesses may not engage in, or acquire interests in companies that engage in, the production or marketing of energy.

•       As stipulated by the Directive, functional independence criteria are established and must be met in order for different companies within the same group to engage in incompatible activities, such as regulated and deregulated energy supply activities.

•       As stipulated by the Directive, REE will act as sole energy transporter and the current distribution companies must sell it their transportation assets within three years. The Ministry of Industry may, however, make exceptions to this rule and allow certain transportation assets to remain under the ownership of distributors.

Comisión Nacional de Energía (National Energy Commission)

On February 28, 2006, Royal Decree Law 4/2006 of February 24, 2006 was published, amending the fourteenth function of the CNE, which gave the CNE the power to approve the acquisition of an interest in companies engaging in regulated business activities. Royal Decree Law 4/2006 expands this power to the following cases:

•       Companies engaging in activities that are subject to an administrative control implying a special discipline relationship (nuclear plants, coal plants of special relevance for the consumption of domestic coal, electric systems on and off the Spanish mainland, natural gas storage or natural gas transportation through international gas pipelines with Spain as the end destination);

•       A party intending to acquire an interest of over 10% of the capital stock or interests granting it significant influence on a company that engages in any of the above activities by itself or through affiliated companies; and

•       When the assets necessary for engaging in such activities are acquired directly.

Approval may be denied due to the existence of direct or indirect significant risks or adverse effects, on the above activities, protection of the general interest of the energy sector and the policy objectives for the sector, or any other public security issue and, in particular, security and quality of supply or involving safeguards against a risk of insufficient infrastructure investment or maintenance.

The European Commission has begun a violation proceeding against Spain due to the expanded CNE power’s introduced by Royal Decree Law 4/2006.

Regulation in the Portuguese electricity sector

The Portuguese government published a new legislative package amending the electricity acquisition contracts (“EAC”) and water ownership (dominio hídrico) involving the production of electricity.

The model set forth under Decree Law 240/2004, of December 24, has been retained in the finalization of the EACs, and the reference sale price for electricity for the calculation of initial compensation for the sale of electricity has been adjusted to an average value of  €50/MWh.

Energías de Portugal (“EdP”) believes that this adjustment will produce a decrease of approximately €800 million in the amount of initial compensation associated with finalizing the EACs.

In order to consolidate water ownership for electricity production, and ensure the fairness of the sale price of electricity, the EACs will pay hydroelectric power producers compensation for operating hydroelectric plants under an open-market regime for the period following the term of the EACs.

Plan for Regulating Compatibility Between Spain and Portugal in the Energy Sector

On March 8, 2007, the governments of Spain and Portugal signed a plan to regulate compatibility in the energy sector and to implement the Spain-Portugal Iberian Electricity Market.

The plan has six main points:

1.      The shareholding model of the future Iberian Market Operator (“IMO”) will be structured as two holding companies, IMO—Portuguese Center and IMO—Spanish Center, and each entity will have a 50% stake in the market management company, which will be led by a joint board of directors.

2.      There will be a closer relationship between the system operators through interlocking shareholdings between REE and REN and accelerated strengthening of interconnections.

3.      Common rules will be developed that increase the jurisdiction of MIBEL and reduce market power, including establishing the “Dominant Iberian Operator”, holding auctions on virtual capacity and eliminating Energy Acquisition Contracts.

4.      Incentives for liberalization and a tariff convergence plan will be developed, based on last-resort tariffs, harmonization and convergence of interruptibility mechanisms and access tariffs, a harmonized mechanism for electricity acquisition by last-resort sellers/marketers or distributor, convergence of actions among change-of-supplier logistics operators and a harmonized plan for meter replacement.

5.      The “Market Splitting” mechanism for managing interconnections and outright auctions will be implemented.

6.      The power warranty mechanisms will be harmonized, taking into account the specifications of each system.

Various working groups have also been created to establish the Iberian natural gas market, MIBGAS, to eventually develop an international reference hub.

Portuguese National Plan for Allocation of Emission Rights

In October 2006, the Council of Ministers of Portugal approved a Joint Order by the Ministries of Environment and Economy approving the Portuguese National Plan for Allocation (the “Portuguese NAP”) of GEG emissions for the period from 2008 to 2012, which was then sent to the European Commission for its final approval. The Portuguese NAP sets a new objective for emissions for Portugal for the period from 2008-2012. Emissions must not exceed the 1990 ones plus 27%, which is equivalent to 77 million tons of CO2 per year.

The Portuguese NAP allocates 32.8 million tons of CO2 per year to the regulated sectors, with 9.1 million tons of CO2 per year distributed to the industrial sector, 1.5 million tons of CO2 per year distributed to combustion facilities, and 22.2 million tons of CO2 per year distributed to the electricity sector. The emissions rights allocated to the electricity sector are the remaining emissions rights of the total allocation under the Portuguese NAP after the total emissions of the industrial sector and combustion facilities are covered by the Portuguese NAP allocation for those sectors.

The electricity sector assumes the entire expected emissions deficit, while the industrial sectors and the combustion facilities receive their total expected emissions for free. In addition, an emission rights reserve of 5.1 million tons of CO2 per year for all sectors is established for new entrants.

The Portuguese NAP also indicates that the electricity sector’s existing plants will receive emissions rights proportionately to their historical emissions and that all the new CCGT plants will receive the same allocation of emissions rights, proportional to 5,000 hours/year of operation. Accordingly, the Portuguese and Spanish electricity sectors have to assume the entire emissions rights deficit in both countries. In relative terms, however, the Spanish electricity sector has a much greater challenge, as the allocation granted to it presupposes an emissions rights deficit of 35% of the expected emissions for the period from 2008 to 2012, compared to the emissions rights deficit of 17% that the Portuguese electricity sector will have to assume.

Electric Tariff in Portugal for 2007

The ERSE regulatory agency has published the electricity tariff revision for 2007 for Portugal. This revision increases the Tariff for Sale to the End Customer (equivalent to the Spanish average reference tariff) by 6.2% compared to 2006. The tariff increase is 6.7% for large- and medium-sized consumers and 6% for commercial and residential customers.

Regulations of the Spanish Gas Sector

The Ministerial Orders regarding the gas system for 2007 were published on December 30, 2006. In 2007, a new regime for regasification and underground storage will go into effect, including three additional Ministerial Orders.

ITC Order 3993/2006 of December 29, 2006 governing the remuneration of specific regulated activities in the gas sector, and remuneration of the distribution business for the entire system is increased by 0.76%, going from €1,251 million to €1,261 million. Remuneration of the transmission business for 2007 amounts to €465 million.

Fixed compensation of transportation, regasification and storage is rising 14.85%, from €595 million to €683 million, a figure that might yet rise by another €532 million as remuneration of the new facilities included under the remuneration structure during 2007.

ITC Order 3994/2006 of December 29, governing remuneration of regasification activities, has been amended with regard to the calculation of remuneration of investment that uses net values instead of gross values, and raised the remuneration rate by 200 basis points: The remuneration is based on the interest rate of a 10-year government bond plus 350 basis points, which remains set throughout the operating life of the facility.

ITC Order 3996/2006 of December 29, increases the LNG storage toll fees by 50% and increases the fixed term of underground storage by 20%.

The toll fees for transmission and distribution to industrial-scale customers do not change whereas for domestic customers there is a rise of about 3%.

Gas Tariffs for 2007

Order ITC 3992/2006, of December 29, stipulates the calculation formula for the cost of raw materials (“CRM”) during 2007. It is calculated based on the supply structure to cover the forecast demand for gas on the regulated market for this year.

The CRM was increased by 4.8% compared to the current cost. The price for transfer to distribution companies has also followed the same trend, increasing by 5.7%.

Compliance with the European Community Gas Directive

The Spanish congress has approved the Draft Law amending Law 34/1998, of October 7 (the Hydrocarbons Law), on the hydrocarbons sector, to bring it into compliance with European Community Directive 2003/55/EC by the European Parliament and the Council, dated June 26, 2003, regarding common rules for the internal natural gas market, referred to as the “Gas Directive”. This Draft Law proposes a number of significant changes, including:

•  Functionally separating the gas system technical manager from transportation.

•       Prohibiting transporters from supplying gas to the system, and prohibiting distributors from supplying gas to customers in the regulated market;

•       Eliminating existing tariffs and introducing a last-resort tariff as of January 1, 2008. Such a tariff would be for domestic and commercial consumers only. Marketers designated as last-resort suppliers by the Draft Law would provide supply under this tariff;

•       Creating the Energy System Technical Management Monitoring Committee, composed of representatives of the General Energy Secretariat of the Ministry of Energy, the gas system technical manager, the electricity system operator, the Corporación de Reservas Estratégicas de Productos Petrolíferos (Petroleum Products Strategic Reserves Corporation) (“Cores”), and the CNE. The committee would monitor guaranteed energy supplies; and

•       Creating the Office of Supplier Switchovers to supervise customers’ switchovers from supplies under regulated tariff to the liberalized market.

Regulation in Europe—EU regulation

The European Commission Energy Package

On January 10, 2007, the European Commission published the “Energy Package”, which integrated a broad set of documents setting out the European Commission’s main analyses and proposals on the internal energy market. The Energy Package is a fundamental element in the European Union’s revised energy strategy.

The Energy Package includes the following documents:

•       European Commission communication on an energy policy for Europe. The European Commission believes that a coherent short-, medium- and long-term common energy policy must be implemented with a two-fold objective of limiting the European Union’s dependence on the importation of hydrocarbons and fighting climate change through a progressive change to more efficient energy sources with fewer CO2 emissions. The main strategic objective is to achieve at least a 20% reduction in level of CO2 emissions from energy uses over 1990 levels by the year 2020.

•       European Commission communication on the prospects for the internal market of electricity and gas. The European Commission believes that the development of a European gas and electricity market is currently satisfactory as considerable targets have been met but there are still potential benefits that can be achieved. To continue making progress, it proposes a series of new measures, including:

•        Ownership unbundling where system operators are kept separate from generators and sellers. This is basically the Spanish model as the Spanish electricity grid’s main transmission entity is an independent system operator. The commission wishes to export these principles to other member states with less operator independence;

•        Strengthening the jurisdictional capacity of national regulators and achieving more effective coordination across Europe;

•        Reducing anti-competitive behavior in the gas and electricity markets, stimulating market transparency and revising gas supply contracts towards liberalization;

•        Establishing a clear regulatory framework to ensure significant capital expenditures in electricity generation and the necessary natural gas import infrastructure to ensure supply in the coming years; and

•        Implementing a series of measures to make it easier for domestic and business customers to switch suppliers, eliminating regulated tariffs and strengthening the functional separation of distribution and business activities.

•       Reports on the implementation of gas and electricity regulatory frameworks in member states. These detailed reports provide the base for the measures described above. The report for Spain is critical of the Spanish regulatory situation. It criticizes the lack of a stable regulatory framework, the existence of market-distorting regulated tariffs, the failure to implement major points from the Electricity Directive and the Gas Directive and the lack of regulator independence. Regulatory changes made at the end of 2006 and working their way through the parliamentary process have resolved or will resolve a number of the report’s criticisms.

•       Final report of the General Directorate for Competition on the inquiry into the gas and electricity markets. This report is a wide-ranging, detailed analysis begun in June 2005 to present a precise diagnosis of the outlook for Europe’s energy markets. In February 2006, a preliminary report identified some of the drawbacks in the markets that had been found. These included high levels of wholesale market concentration and vertical integration of suppliers. Inquiries into specific companies have been announced which may lead to fines or other structural measures. In May 2006, surprise inspections of the main gas and electricity companies in some member states were conducted but no specific actions were taken with regard to the Spanish market or any Spanish companies.

•       Nuclear plan guidelines. The European Commission set a basis for discussion on the future of European nuclear energy policy. It calls for nuclear energy to be included in the response to strategic priorities for securing the supply, competition and sustainability of the markets since it does not emit CO2. For nuclear energy to be used, more progress must be made in safely dismantling obsolete facilities and managing nuclear waste.

•       European Commission communication on sustainable electricity generation with fossil fuels: towards zero emissions in 2020. The European Commission recognizes the important contribution of fossil fuels to a secure supply of energy and seeks to promote the sustainable use of coal and the implementation of technology to capture CO2 emissions from using coal.

•       Roadmap on renewable energy. The Council of Europe of March 2006 called for the European Union to be the world leader in renewable energies. The roadmap aims to achieve a 20% energy mix from renewable sources of energy by the year 2020. Mandatory national objectives will implement this European objective but will take into account the particular circumstance of each member state.

•       European Commission report on progress with renewable energies. The report classifies countries according to their level of progress in using renewable energies. Spain ranks among the leading countries that will reach the objectives set by the current renewable energy promotion policies.

•       European Commission report on progress with biofuel. The report establishes the objective that 10% of the fuel used in transportation in the year 2020 will come from biofuel.

•       Interconnection priority plan. The plan identifies the Spain-France interconnection as key infrastructure for the development of the European internal market and clarifies the difficulties hindering its development.

•       The report regarding the European Strategic Energy Plan. This report explores the options for reducing greenhouse gas emissions in Europe and outlines the challenges facing achieving the outlined goals.

Specific Action by the European Commission with Regard to Spain

The European Commission has instituted infringement proceedings against Spain for improper transposition or incorrect application of the electricity and gas directives. In April 2006, the Spanish government received several Letters of Formal Notice that constitute the first step in the infringement proceedings. On December 12, 2006, the European Commission sent responses called Reasoned Opinions, which completed the second stage step of the infringement proceedings. On January 25, 2007, the European Commission made public the opening of a formal inquiry on the Spanish regulated tariffs under the legislation on state aid, as the European Commission considered that the regulated tariffs could be considered state aid to large consumers or electricity companies.

The European Commission also brought the Government of Spain before the Court of Justice for failure to make notifications regarding transpositions of the electricity and gas directives. In the case of the Gas Directive, on November 16, 2006 the court ruled there had been infringement and the same conclusion is expected shortly with regard to the case of the Electricity Directive.

The European Commission has also begun proceedings against Spain relating to Royal Decree Law 4/2006, which broadens the functions of the CNE and which is described in more detail under “Regulation in Spain and Portugal—Regulation of the Spanish Electricity Sector”.

Directive on Secure Electricity Supply and Investment in Infrastructure

The Directive 2005/89/EC of the European Parliament and of the Council of January 18, 2006, concerning measures to safeguard security of electricity supply and infrastructure investment, was approved by the European Council and published in the Official Journal of the European Union on February 4, 2006, ending the process initiated by the European Commission in 2003.

The objectives of the directive are to secure the supply of electricity and the proper operation of the internal European electricity market by guaranteeing an adequate level of generation capacity, a balance between supply and demand and an adequate level of interconnection between member states.

The directive emphasized:

•       The need for a stable regulatory framework;

•       The importance of a liquid wholesale market that gave appropriate price signals for generation and consumption; and

•       The obligation of the member states to establish a regulatory framework that facilitated investment by transportation and distribution network managers.

Approval Criteria for the National Allocation Plans for the 2008-2012 Emission Allowance Trading Period

By November 29, 2006, 19 member states submitted their national allocation plans on the 2008-2012 emission allowance trading period.

The plans of Germany, Greece, Ireland, Lithuania, Estonia, Luxembourg, Malta, Czech Republic, the United Kingdom and Sweden were reviewed by the commission that is in charge of verifying their compatibility with EC Directive 2003/87 on emissions trading.

The commission standardized the criteria for analyzing the allowance of emissions rights to be allocated, the limits on the use of flexibility mechanisms and other matters.

As a result of its review, the European Commission reduced by 6% the total allocated allowance for these 10 member states in their plans and reduced the threshold for use of the flexibility mechanisms in the case of Ireland and Sweden.

Approval of Spain’s National Allocation Plan by the European Commission

On February 26, 2007, the European Commission issued its decision on the Spanish NAP for the 2008-2012 trading period. The changes that the commission considers necessary for approval of the Spanish NAP are:

•       Reduction of total allocation emission allowance rights to regulated industries of 0.42 Mt/year. Total allocation must be reduced from 152.673 Mt/year to 152.251 Mt/year, including the reserve for new market entrants. The European Commission does not believe the emission reduction forecast for sectors impacted by the use of biofuels has been sufficiently justified; and

•       Reduction of the maximum limit on the use of Certified Emission Reductions (“CERs”) and Emission Reduction Units (ERUs). The commission wants a reduction in the maximum number of CERs and ERUs to be used for 2008-2012 to equal the percentage difference between real emissions in 2005 and the average allocated rate for 2008-2010 of 152.2Mt. The audited real 2005 emissions output established by the Spanish government is 189.9 Mt so the annual quantity of CERs and ERUs that may be used under the European Commission’s proposal is 37.6 Mt, which is equal to 24.7% of the total allocation. Royal Decree 1370/2006 currently provides for an annual use of CERs and ERUs of 38% of the total allocation. It is uncertain how each of the regulated sectors will be affected by the proposed reduction in the maximum limit of CER and ERU use.

In addition, the European Commission indicated in its considerations that it may review the allocation methodology for the electricity sector in light of Articles 87 and 88 of the Treaty of the European Union which deal with state aid. Nevertheless, the European Commission indicated that if Spain makes the suggested changes to the Spanish NAP and takes the comments on state aid into account, the Spanish NAP will likely be compatible with the plans of other countries.

Regulation in Europe Affecting Our Operations

Various regulatory changes have taken place in the European countries in which we operate, the highlights of which are outlined below.

Italy

The Italian electricity market should be fully deregulated by July 1, 2007 under Directive 2003/54/EC. The regulator performed an analysis of the market situation to identify problems and critical areas that might limit the development of competition in the sale of electricity to consumers. As a result of this analysis, a regulatory framework is being developed to encourage competition while maintaining protections for consumers and guaranteeing the continuity of the supply of energy.

In 2006, the Italian electricity market (Borsa Elettrica) was modified in a number of respects:

1.      Deliberation 293/05 defined a new organizational framework for the wholesale market in 2006 to promote the economic development of the means of production and adapt to regulatory changes relating to non-programmable renewable sources.

2.      Deliberation 165/06 modified the mechanism to select the resources for the dispatch services market (DSM) to limit the costs to the system operator (“TERNA”) of supplying services in the DSM in order to reduce the final cost paid by consumers.

The market structure remains coordinated between the energy markets (daily market and adjustments market), and the DSM.

Deliberation No. 104/06 of 2006 confirmed the capacity payment, which is the compensation mechanism for plants that provide production capacity during days of the year that are critical for meeting national demand. The mechanism provides specific compensation based on available capacity on critical days, with another subsequent payment that applies only if the operator’s annual revenue is lower than a benchmark level published by the Italian regulator. Based on Deliberation 104/06, which quantifies the expected unit compensation of the capacity payment for plants, Endesa Italia received €12.8 million in 2006 and expects to receive the payments corresponding to power provided in November 2006 and December 2006.

The Ministry of Economic Development (Sviluppo Economico), known before as the Ministero delle Attivitá Produttive issued the decree of June 22, 2005, which defined and quantified the stranded cost assigned to each energy producer, in accordance with non-recoverable costs as a consequence of the deregulation process. This decree included:

•       the method of paying stranded costs for the period from July 1, 2005 to June 30, 2006; and

•       that the remaining amount of stranded costs be paid quarterly prior to December 31, 2009.

Under this decree, Endesa Italia expects to receive €169.1 million.

The gas supply crisis between January and March 2006 (Emergenza gas) was caused by the one-time cut in gas supplies to Europe by Russia. In Italy, the crisis was resolved through Decree Law 19/06, which required plants that could operate on diesel to maximize production under a program designed by TERNA. These measures reduced the production of plants that consumed natural gas and provided for changes in the management of production facilities, assuming the corresponding costs to such changes. In the case of Endesa Italia, the affected plants included Tavazzano 8, Tavazzano 7, Ostiglia 4, which are capable of operating with either diesel or natural gas, and the Monfalcone 3 and Monfalcone 4 plants, which use only diesel as fuel.

Italy receives natural gas from two routes, North Africa and Russia. During the first quarter of 2006, supply problems on the Russian route caused the generation mix in Italy to switch to a large extent to fuel oil, which has more expensive differential marginal costs. This change in the generation mix created greater production costs and therefore losses which have not been recovered from the set prices in the market. The costs include the cost of CO2 emissions as fuel oil pollutes more than gas, the fixed cost of the non-operational gas plants and the operation and maintenance costs of fuel oil plants that were unexpectedly placed in operation. Decree Law 19/06 recognized the need to recover the additional costs incurred by companies in this unexpected change in the generation mix, in accordance with the criteria defined by the Italian regulator in Deliberation 178/06, although the total amount allocated to each producer has not been determined.

In December 2006, the National Allocation Plan for Italy was published for the 2008-2012 period pursuant to Directive 2003/87/EC. The draft Italian NAP was sent to the European Commission for approval, and once this is received, a consultation period will be opened for all interested operators.

On November 9, 2006, the European Commission amended Regulation 1228/2003 on the conditions of access to cross-border electricity networks. One of the most significant changes was the introduction of the obligation on member states to adopt a common method of managing congestion in regional connection networks beginning in January 2007. Under this provision, countries in the same region as Italy (France, Germany, Austria, Slovenia, and Greece) have adopted a common method of managing the allocation of import/export capacity for 2007. This new method moves toward the development of a single energy market.

France

By July 1, 2007, France’s gas and electricity markets must be completely deregulated, in accordance with European directives. In 2006, the deregulation process continued to develop slowly and, to date, only 25% of French consumption is in the free market, and alternative marketers have very little weight compared to EDF, which controls the majority of the consumer market.

French wholesale electricity prices increased in line with those in the rest of Europe in 2006. Over 2006, French consumers that were supplied by the free market, particularly large consumers, saw increases in their electricity costs, while the regulated tariff, to which they were not entitled, remained unchanged. Pressure by large consumers induced the government to introduce a regulated tariff in the new Energy Sector Law 2006-1537 of December 7, 2006, for a transition period of two years, for consumers who had converted to the free market. This regulated tariff will apply to marketers, who will be compensated for the losses they will incur, through the CSPE electricity tax and contributions from major hydroelectric and nuclear generation producers, particularly EdF and Electrabel.

Energy Sector Law 2006-1537 also implements the European Community directives and authorizes the privatization of up to 34% of EdF in July 2007, the remainder of which will remain in public hands.

On July 7, 2006, based on the multi-annual investment program (PPI) initiated in 2005, the French government published a decree setting the new energy objectives up to 2015: 17,000 MW from wind power, of which 4,000 MW will be offshore and 2,000 MW from hydroelectric power. Gas production would fall under the PPI scenario, to 3,000 MW in output.

On July 10, 2006 the government reviewed the lifting of purchase conditions for electricity produced from renewable energy sources, but did not lift the purchase conditions.

On September 27, 2006, by individual decree and within the framework of the energy savings certifications system, Endesa France was assigned an energy savings target for its supplied consumers of 51.8 GWh for the period from July 1, 2006 to June 30, 2009. This target is part of the national energy sector target of 30.7 TWh for the same period.

The French National Allocations Plan for 2008-2012, which was sent to the European Commission on September 15, 2006, was returned to the French government for changes. On December 27, 2006, the French government sent the European Commission a new plan reducing global allocations by 17% more than the first plan. The European Commission approved the revised plan on March 26, 2007. The European Commission approved the French NAP (2008–2012) on March 26, 2007. The assignation of CO2 emission rights to companies/plants in France has not yet occurred as of the date of this annual report.

Regulation in Latin America

There are distinct regulations in the Latin American countries in which we operate, the highlights of which are outlined below:

Generation.   These are generally liberalized markets in which private agents freely make investment decisions, based on the indicative information furnished by the authorities, except in Brazil, where new requirements for generation capacity are defined by the State, and these investments are developed through a system of energy auctions.

In the Latin American countries in which Endesa operates, there is a centralized dispatch, based on variable costs of production, which seeks optimal use of generation resources. These variable costs, depending on the country, are partially dollarized. These costs are audited and determine the marginal price of generation, except in Colombia, where the dispatch is based on bid prices. In Argentina, it is possible to declare generation costs that vary up to 15% with respect to audited costs, and which is the cap value defined by the Regulation Authority for generation costs.

Distribution.   In the five countries in which Endesa operates, the sale price to non-liberalized customers is regulated and based on the purchase price to the generators, plus a component for the added value of the distribution activity. Periodically, this value is revised by the State through tariff process revisions (4 or 5 years, depending on the country).

In Brazil, purchase prices result from energy auctions and existing contracts. Regulatory changes in Chile and Peru allow energy auctions to influence energy prices. In Colombia, the purchase price is obtained in open and public bidding with the generators, but the transmission of energy to the end consumer reflects the efficiency of the distributors as a group arranging prices with the generators. In the case of Argentina, the purchase price to the distributor, usually revised quarterly, was not adjusted during 2006.

Liberalized customers.   The limits on making free contracts for supply in each country are as follows:

Country	MW (Minimum)
Chile	0.50
Argentina	0.03
Colombia	0.10
Peru	1.00
Brazil	3.00

Limitations on integration and concentration.   In general, vertical integration is permitted if the operations have separate managements. In Argentina, however, there are restrictions on generators or distributors being majority shareholders of transport companies. In Peru, a permit is required for those companies that hold more than 5% of a particular business segment to gain an equity stake in a company in another segment. In Colombia, the companies created after 1994 cannot become vertically integrated, and there are restrictions on generators or distributors being majority shareholders in transport companies. In Brazil, there is no limit on integration in the generation sector as of 2007. In the distribution sector, the limit on concentration is 20%. In Brazil, the integration of generation and distribution is limited to 30%. In Chile, regulation places limits on generating or distributing companies having an equity stake in transport companies and limits the participation by transport companies in the generation and distribution sectors.

As for concentration, in Argentina there is no set limit on horizontal concentration. The law limits itself merely to defending the conditions of competition, expressly prohibiting transactions that imply unfair competition or abuse of a dominant market position. In the case of consolidations or mergers between agents in the same segment, the rules require permission from the regulator. In Brazil, there are limits on concentration for distribution on a national level and for the electricity subsystem. On the national level, a 20% concentration in the distribution sector is permitted; for the electricity subsystem, the limit is 35% in the northern and northeastern subsystems, and 25% in the south-southeastern and center-western subsystems. In Peru, on the other hand, there is no limit on concentration; one merely needs to obtain a permit from the authorities to acquire another company if the resulting company’s holdings would exceed 15% of the particular segment. In Chile, there is no limit at present. In Colombia, the maximum value of horizontal concentration is limited to 25% for the generation and commercialization (retail distribution) of the sector.

Access to the network.   In Argentina, Brazil, Colombia and Peru, the right of access and the toll or access price are regulated by the authority. In Chile, these prices are set by a regulated system similar to that of the other Latin American countries.

Chilean Regulatory Framework

Electricity Systems.   Chile’s electricity industry is organized into four separate electricity systems, the most important of which is the Sistema Interconectado Central (Central Interconnected System) (“SIC”), which covers the region that includes more than 90% of Chile’s population. The second most important system is the Sistema Interconectado del Norte Grande (Large Northern Interconnected System) (“SING”), which covers the northern mining region of Chile. The other two systems are located in the southern region of Chile, providing electricity to remote areas without significant consumption.

Regulation.   The primary regulations in Chile are Electricity Law DFL No. 1 of 1982 and Regulation 347. Regulatory changes in recent years have incentivized investment in generation to provide stable, long-term pricing based on long-term energy contracts among generators and distributors based on a bidding process. Prior to this initiative, pricing was defined entirely by regulation with revision every six months. During the transition period, March 2005 through December 2009, distributors that could not obtain a contract in the past may settle at marginal cost. As a result of this initiative, it is expected that prices in the long term will allow investment in LNG plants.

In 2006, an auction was held for the first time to establish a fixed price and 10-year period price for energy, starting in 2010.

Activities.   Production, transmission and distribution activities are legally separated in Chile. Production and distribution companies may supply electricity to eligible (unregulated) consumers (i.e., consumers with an installed capacity of at least 0.5 MW). Production, transmission, distribution and sale to consumers with maximum consumption capacity less than 0.5 MW are regulated.

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

•       The Comisión Nacional de Energía (CNE) is a technical agency with ministerial rank that, among other things, develops and coordinates the plans, policies and rules for governing the Chilean energy sector, advises governmental agencies on all matters related to energy and conducts technical studies to determine the regulated prices.

•       The Superintendencia de Electricidad y Combustibles (Superintendent of Electricity and Fuel) (SEC) is the agency responsible for oversight.

•       The Committee of Experts was created by Short Law I; its primary duty is to resolve disputes in the sector.

•       The Charge Dispatch Centers (“CDECs”) are mainly composed of generation and transmission companies. CDECs are responsible for coordinating the operation of the interconnected systems in order to guarantee the safety of service, minimize cost operations and grant easements to the lines of transportation. In addition, they are responsible for valuing the transfers of energy and power between their member generation and transmission companies. There are currently two CDECs: the CDEC for the Central Interconnected System and the CDEC for the Great Northern Interconnected System, CDEC-SIC and CDEC-SING, respectively.

Limitations on Property.   In Chile, there are no maximum limits on vertical or horizontal integration in the electricity industry.

Colombian Regulatory Framework

Electricity Systems.   The main electricity system in Colombia is known as the Sistema Interconectado Nacional (National Interconnected System) (“SIN”). Other isolated systems supply electricity to rural areas.

Regulation.   Law No. 142 of 1994 provides the broad regulatory framework for the provision of residential public services, including electricity, and Law No. 143 of 1994 (the Colombian Electricity Law) provides the regulatory framework for the generation, trading, transmission and distribution of energy. The detailed regulations of the electricity industry are promulgated by the Comisión de Regulación de Energía y Gas (Energy and Gas Regulatory Commission) (“CREG”).

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

Until November 2006, power generation in Colombia was compensated by a methodology known as the “Capacity Charge”, determined by a mechanism that had a fixed value of $5.25/kW per month according to the power assigned to each generator by regulation. After two years of collaboration between the regulators and the generators, in October 2006, CREG issued the 71/06 Resolution, establishing a new mechanism for power compensation known as “Confiability Charge”, which introduced the concept of “firm energy” and established an auction process for setting capacity prices. From 2007 to 2012, the Confiability Charge payment would be a direct assignment in accordance with firm energy of each generator, and auctions starting in 2008 for firm energy from 2012 will determine and pay prices with a duration of up to 20 years.

Distribution Tariffs.   The distribution tariffs in Colombia are set for periods of five years, according to the average cost recognized for the distribution activity and depending on the voltage levels. For the period 2003—2007, the methodology has defined a formula for repayment of a new replacement value plus operating and maintenance costs, producing a certain mean-weighted cost of capital.

Regulatory Bodies.   The following are the principal regulatory bodies in Colombia and their respective functions:

•       Ministerio de Minas y Energía (Ministry of Mines and Energy) (“MME”) is primarily oriented to defining and maintaining the conditions for adequate functioning of the market, for which it has regulatory and basic planning authority.

•       Superintendencia de Servicios Públicos y Domiciliarios (Superintendent of Public and Residential Services) is an oversight agency.

•       CREG is the regulatory arm of the MME. Its directorate is presided over by the Minister of Mines and Energy and is composed of eight members, of whom three are government representatives and five are independent experts. The decisions by this entity are adopted by majority vote, although an affirmative vote of at least one of the government’s representatives is required.

•       Consejo Nacional de Operación (National Operations Council) (“CNO”) is responsible for guaranteeing the secure, reliable and economic operation of the national interconnected system. The CNO is composed of representatives from the generation, distribution and transport sectors.

•       Centro Nacional de Despacho (National Dispatch Center), together with the Centros Regionales de Despacho (Regional Dispatch Centers), is responsible for the planning, oversight and control of the integrated operation of the resources for generation, interconnection and transmission over the short term.

Limitations on Property.   In Colombia, horizontal concentration is limited to the following percentages: Generation: 25% of nominal capacity of the system (allowing for interconnection capacity) and commercialization: 25% of energy sales to end users in the SIN. Recently the limit of 25% for distribution was eliminated.

The percentage share of a company is calculated based on the market share achieved from direct and indirect ownership of companies active in the market. In addition, the government establishes a power band that determines the maximum capacity which any generating company is allowed to control in Colombia. In the last calculation for 2003, the band was set at 4,250 MW.

With regard to vertical integration, the Empresas de Servicio Público (Public Service Companies) (“ESP”) formed prior to Law No. 143 and already vertically integrated as of the date of its promulgation, can continue to be integrated, but with separate management of each type of business.

ESP formed after Law No. 143 was issued can simultaneously carry on the activities of generation-supply or distribution-supply, respectively. In addition, these companies may not integrate (or must integrate subject to existing limits) the activities of generation-transmission, generation-distribution, transmission-distribution, and transmission-supply. Integration between generators and distributors is permitted, provided the stake of either company in the capital stock of the other does not exceed 25%. The government is not restricted from participation in any of the activities of the sector.

Argentine Regulatory Framework

Electricity Systems.   Argentina’s electricity industry is organized into two separate electricity systems, the most important of which is the Sistema Argentino de Interconexión (Argentine Interconnection System) (SADI), which includes approximately 96% of the country’s installed capacity. The second system, the Sistema Patagónico (Patagonian System), is located in the southern region of the country. Recently both systems have been interconnected through a 500 kV transmission line.

Regulation.   The electricity sector in Argentina is regulated primarily pursuant to Law No. 24,065 (Electrical Energy Code), which has been in effect since 1992. The Compañía Administradora del Mercado Eléctrico Mayorista (Administrative Company of the Wholesale Electricity Market) (“CAMMESA”) is responsible for the operation of the wholesale electricity market in Argentina.

Activities.   Production, transmission, distribution and supply activities are legally separated in Argentina. There are three categories of eligible customers that may freely negotiate contracts with electricity suppliers, depending on their peak demand: the Grandes Usuarios Mayores (Major Large Users) (“GUMAs”) (maximum demand equal to or greater than 1000 kW and minimum energy consumption of

4.38 GWh), the Grandes Usuarios Menores (Minor Large Users) (“GUMEs”) (maximum demand equal to or greater than 30 kW and less than 2000 kW), and the Grandes Usuarios Particulares (Particular Large Users) (“GUPAs”) (maximum demand equal to or greater than 30 kW and less than 100 kW). GUMAs have the obligation to contract at a minimum of 50% of their demand, and may buy the remainder on the spot market. GUMEs and GUPAs must contract 100% of their demand with a generator or merchant recognized by the Mercado Eléctrico Mayorista (Wholesale Electricity Market) (“MEM”). Production, transmission, distribution and sale to non-liberalized customers are regulated activities. Supply to liberalized customers is a non-regulated activity.

In addition, Resolution 1.281/06, issued by the Energy Secretary, establishes a detailed segmentation of the demand, giving residential consumers priority in electrical supply. All users using above 300 kW are required to seek all their energy above their 2005 base demand outside the MEM. In order to assure this energy is available, the Argentine government has created an “Energy Plus” program to develop new capacity considering different compensation methodologies.

Distribution Tariffs.   The distribution tariffs for regulated customers are set every five years as the sum of the costs of generation (wholesale market) and the costs of distribution, in an effort to reflect the marginal costs of the network. For electricity, an initial period of 10 years was set. The first tariff revision was scheduled to occur in 2002, but due to the promulgation by the Argentine government in January 2002 of Law No. 25,561, concerning the public emergency and reform of the exchange rate system, which modified the dollar-peso parity, the tariff revision for public services has been suspended. To mitigate this disequilibrium, Law No. 25,561 also provided for a renegotiation of the concession contracts for the public services, assigning this task to the Ministry of Economy and to the Ministry of Federal Planning, Public Investment and Services, through the Unidad de Renegociación y Análisis de los Contratos de Servicios Públicos (Unit for Renegotiation and Analysis of Public Services Contracts) (UNIREN).

On June 15, 2005, Edesur reached an agreement with the Argentine government that was revised on August 29, 2005, establishing a transition period with an increment of 28% in AVD to be applied, effective November 1, 2005. This agreement was ratified by President Kirchner in December 2006, through Decree 1.959/06. In January 2007, the Secretary of Energy approved Resolution 50/07 that establishes a 38% increase (28% + inflation) in a new tariff scheme for Edesur. This agreement also establishes an Integral Tariff Revision that had been delayed in order to determine the compensation that Edesur should receive starting in February 2008.

On October 17, 2005, generation companies signed an agreement with the Energy Secretary in order to establish the MEM. This agreement is a ratification of an Adhesion Act signed in December 2004 under which generation companies agreed to participate in a special fund created by the Energy Secretary to finance the increase in the installed capacity of the Wholesale Electric Market.

With this agreement, generation companies will participate in the fund and build 1,600 MW of new capacity with two CCGT power plants with 800 MW capacity each. The plants should begin operations in open cycle, using only turbine gas operation, in December 2007. The complete project should be in operation in June 2008. Finally, in October 2006, EPC contracts were signed and new operation dates of April 2008 for open cycle and for May 2009 for complete operation were established.

The Argentine government agreed to establish a progressive reestablishment of Wholesale Electricity Market and to comply with all of its obligations in respect of the generation companies to which it had agreed.

Regulatory Bodies.   The following are the principal regulatory bodies in Argentina and their respective functions:

The Secretaría de Energía (Energy Secretary) promulgates regulations that establish the procedures for load dispatching of and economic transactions within the Argentine wholesale electricity market.

The Ministerio de Planificación and Ministerio de Economía (Ministry of Planning and Ministry of the Economy), through the Unidad de Renegociación y Análisis de los Contratos de Servicios Públicos (Unit for Renegotiation and Analysis of Public Services Contracts), is in charge of the renegotiation of concession contracts.

The Ente Nacional Regulador de la Electricidad (National Electricity Regulating Agency) (“ENRE”) is a decentralized agency, responsible for ensuring the compliance of transmission and distribution companies with the obligations set forth in the concession contracts granted by the Argentine national executive branch, and with the general rules of the Argentine regulatory framework for the electricity industry. In connection with these responsibilities, the ENRE promulgates regulations necessary to implement control mechanisms, imposes penalties and approves tariffs applicable to concessionaires.

CAMMESA is responsible for the operation of the wholesale electricity market in accordance with the directives issued by the Energy Secretariat. CAMMESA performs load dispatching and clears commercial transactions for energy and power.

Enarsa.   On November 2, 2004, Enarsa was created under Law 25,943 in order to study, explore and develop solid and liquid hydrocarbon resources, to transport, store, distribute, market and exploit these products and their derivatives, and to transmit natural gas and distribute it as a public service. Enarsa can also generate, transport, distribute and market electricity.

Limitations on Property.   In Argentina, transmission companies that hold concessions cannot buy or sell electricity. Generation companies, distribution companies and large users of electricity cannot own or be majority shareholders of transmission companies. In order for two or more transmission or distribution companies to merge, they must obtain authorization from ENRE. ENRE must also authorize purchases of shares of distribution and transmission companies by other distribution and transmission companies, respectively. Suppliers may sell up to 5% of the annual energy demand in the electricity market.

Economic Emergency Measures.   In January 2002, the Argentine government adopted Law No. 25,561, concerning public emergency and reform of the exchange rates system. This law did not derogate the Electrical Energy Code, but it did introduce changes in the overall functioning of the Argentine economy and, in particular, introduced significant financial and economic disequilibrium into public services companies. Indeed, this law establishes that the rates for public services and local contracts shall be in Argentine pesos and authorizes the Argentine National Executive Branch to renegotiate concession contracts with privatized companies.

Brazilian Regulatory Framework

Electricity Systems.   Brazil’s electricity industry is organized into one large, interconnected electricity system, known as Sistema Interconectado Nacional (National Interconnected System) (the “Brazilian SIN”), which comprises the southern, southeastern, central-western, northeastern and part of the northern regions of Brazil. In addition, there are several other small, isolated electricity systems.

Regulation.   The regulatory framework for the electricity sector in Brazil comprises several articles from Brazil’s constitution, ancillary laws and rules and regulations promulgated by the Ministry of Mines and Energy. Brazil’s regulatory framework for the electricity sector has been modernized by Law Nos. 8,987 and 9,074 of 1995 (each pertaining to the public services concession contracts), Law No. 9,427 of 1996 (which created the Agencia Nacional de Energía Elétrica (National Agency for Electrical Energy), (“ANEEL”) and Law No. 10,433 of 2002 (which restructured the wholesale energy market).

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

•       Bidding on energy contracts in the short, medium, and long term (between 15 and 35 years for new energy, and between 3 and 15 years for existing energy) is encouraged, with differentiated treatment. Existing energy is that of power stations and present day merchants which will compete for present day energy that is being discounted; the quantity of existing energy will be defined as a function of the assured energy which the Empresa de Pesquisa Energética (Energy Research Corporation) (“EPE”) determines not to be a new requirement. The new energy is that needed to supply the growth of the market, in which the agents will compete for the new generation projects determined by the government.

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

This new regulatory model will be implemented over a transition period that will last until 2008.

In this new regulatory model, several auctions for energy produced by existing power plants (old energy) and energy produced by future expansion projects (new energy) were developed in order to cover all existing new growth in demand.

Activities.   Production, transmission, distribution, and commercialization activities (the latter of which is minimally developed) are legally separated in Brazil. Eligible customers in Brazil are currently those customers that demand 3,000 kW or more annually. In accordance with the model for deregulation of the Brazilian energy sector established in 1995, existing concession contracts held by distribution and generation companies were divided into three contracts: one for the purchase and sale of energy, one for the use of the transmission system and one for interconnection. According to this model, the defined contracted capacity of electricity companies is to decrease by 25% annually as of 2003. These bundles of energy are to be publicly auctioned. Production, transmission and distribution and sale to non-liberalized customers are regulated activities. Supply to liberalized customers is an unregulated activity.

Distribution Tariffs.   Distribution tariffs charged to regulated customers in Brazil are based on a system of maximum tariffs that a distribution company may charge and are established upon approval of each distribution company’s respective concession contract. Tariffs are defined by two components: the “A Field” that considers all non-managed costs (energy costs, transmission costs and others) and the “B Field” that considers managed costs. The B Field is revised every four or five years in an Ordinary Tariff Revision (“OTR”) and adjusted annually by ANEEL to reflect wholesale inflation (“IGPM”) less an efficiency factor. The revision of tariffs takes both components into account. A first stage of tariff revisions was completed in 2003.

In 2006, ANNEL approved a new methodology to be applied in a second stage of tariff revisions between 2007 and 2009. This new methodology considers a remuneration base (BBR) for two revision periods, taking into account already existing assets and new investment made during this period.

Regulatory Bodies.   The following are the principal regulatory bodies in Brazil and their respective functions. These entities and their functions may change as the new model is implemented during the transition period:

•       The ANEEL is responsible for regulation and oversight of the energy sector and has the power to grant concessions. ANEEL is an arm of the MME and has decentralized authority for purposes of oversight and administrative management, with branch offices in each Brazilian state.

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

•       The EPE will be responsible for the planning and development of the growth of the Brazilian electricity sector.

•       The Comité de Monitoramiento del Sector Eléctrico (“CMSE”) will monitor the Brazilian electricity sector.

•       The Cámara de Comercialización de Energía Eléctrica (“CCEE”) will replace the Mercado Atacadista de Energía, which processes all energy purchase and sale activities through bilateral contracts and short-term transactions. The CCEE will be the sole purchaser of energy.

Limitations on Property.   The various segments of the Brazilian electricity sector have been legally separated. As a result, electrical distribution companies are subject to ownership limitations and are effectively vertically disintegrated. Distribution companies cannot perform other electricity-related activities or have direct or indirect holdings in the capital stock of other distribution companies. Similarly, generation companies cannot be affiliated with or controlled by distribution companies.

In Brazil, there are no restrictions on horizontal integration in the generation sector. Limits for the distribution sector remain at 20% on a national level, 35% for northern and northeastern subsystems and 25% for south, southeastern, center and western subsystems.

Peruvian Regulatory Framework

Electricity System.   The Peruvian electricity industry is organized into a national interconnected electricity system known as Sistema Eléctrico Interconectado Nacional (the “SEIN”) and other isolated systems that provide electricity to rural areas. Currently, SEIN is prepared to supply energy across a tie-line to Ecuador, but the commercial and operative agreements remain under negotiation.

Regulation.   The main components of the Peruvian regulatory framework are Law No. 25,844 of 1992 (Law on Electricity Concessions), its corresponding regulation (Supreme Decree No. 009-93 EM) and Law No. 26,876 of 1997 (Anti-Monopoly and Anti-Oligopoly in the Electricity Sector).

Activities.   Production, transmission and distribution activities are legally separated in Peru. Production and distribution companies may supply electricity to eligible customers. The eligibility threshold is 1,000 kW. The transmission, distribution and sale of electricity to eligible customers are regulated activities, while the supply to eligible customers is liberalized.

Distribution Tariffs.   Distribution tariffs are set every four years based on a charge for AVD, which takes into account certain distribution costs based on a distribution company with model efficiency. End customers are subject to the bar price plus the AVD.

Regulatory Bodies.   The following are the principal regulatory bodies in Peru and their respective functions:

•       The Ministerio de Energía y Minas (Ministry of Energy and Mines) defines Peru’s energy policies, regulates matters pertaining to the environment, and grants, monitors and terminates licenses, authorizations and concessions for generation, transmission and distribution activities.

•       The Organismo Supervisor de Inversión en Energía (“OSINERGmin”) is the regulatory and oversight body and reports to the President of the Council of Ministers.

•       The Comité de Operación Económica del Sistema (“COES”) coordinates the centralized dispatch of electricity, operates the spot market and the power transfers market, and prepares the studies which serve as a basis for the annual busbar (node) tariff calculations. The board comprises eight representatives of generation companies with more than 1% of the installed capacity of the system and which supply more than 15% of the energy produced. The board also includes one representative of the principal transmission system. Participation on the board of the COES by any economic group is limited to two members.

•       The Antimonopoly Commission is overseen by the Instituto de Defensa al Consumidor y la Propiedad Intelectual (Institute for Defense of the Consumer and Intellectual Property) (“INDECOPI”).

Limitations on Property.   Authorization is required for the horizontal integration of generation, transmission and distribution activities which result in a market share equal to or greater than 15%. Authorization is required for the vertical integration of generation, transmission and distribution activities which result in a market share greater than or equal to 5%, either before or after the integration.

In July 2006, Peru enacted Law 28.832 in response to discussions between the market and regulators defined by Law 28.447. The law seeks to establish modern electricity regulation to solve several problems detected during the discussions, including allowing for the possibility to contract regulated energy through auctions and long-term contracts of up to 10 years, reorganizing COES to allow for the participation of all agents, redefining transmission compensation to expand transport and allowing adjustments of the spot market to allow participation of liberalized consumers of over 10 MW of energy.

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

We operate through the following wholly owned subsidiaries in our principal lines of business:

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

Rest of Europe

Endesa Europa, S.L. (“Endesa Europa”) was created to consolidate our presence in Europe and to take advantage of the organic growth of the markets in which we operate (other than Spain and Portugal), centralizing the administration and management of our investee companies in Europe. Our European investee companies are Endesa Italia and Snet, among others, as explained in “—History and Development of the Company” and “—Business Overview”.

Latin America

Endesa Internacional, S.A. (“Endesa Internacional”) concentrates our presence in the Latin America market. Endesa Internacional integrates our stakes in, among other investees, Enersis, S.A. (“Enersis”) and Empresa Nacional de Electricidad, S.A. (“Endesa Chile”).

The charts on the following pages illustrate the structure and holdings of Endesa and its significant subsidiaries at December 31, 2006. For a list of our subsidiaries, their country of incorporation and our percentage interest (voting and economic) in such subsidiaries, see Note 1 to our consolidated financial statements.

SCOPE OF CONSOLIDATION AS OF DECEMBER 31, 2006

endesa
BOLONIA REAL ESTATE
NEINVER BOLONIA
COMPOSTILLA RE
ENDESA ENERGIA
ENDESA ENERGIA XXI
SODESA
ENDESA PARTICIPADAS
ENSAFECA HOLDING EMPRESARIAL
ENDESA CAPITAL
ENDESA FINANCIAC. FILIALES
ENDESA SERVICIOS
ENDESA NETWORK FACTORY
I.E.B.V.
ENDESA CAPITAL FINANCE
TENEGUIA GF S. COM.
ENDESA RED
DEPCSA
ENDESA DISTRIB. ELECTRICA
ENDESA OPS. Y. SERVS. COMERC.
ENDESA GAS
GAS ARAGON
GESA GAS
DISTRIB. REG. DE GAS
GASIF. REG. CANARIA
MEGASA
ENDESA GENERACIÓN
CARBOEX
EASA 1
E.C.Y.R. (x)
ENCASUR
GESA II
UNELCO II
A.I.E. ASCO-VANDELLÓS
A.I.E. TRILLO ALMARAZ
.CARBOPEGO
ELCOGAS
NUCLENOR
PEGOP
TEJO ENERGIA
ENDESA INTERNAC.
DOCK SUD
PIURA
YACYLEC
ENERSIS
ENDESA CHILE
CAM GRUPO
CHILECTRA
MANSO DE VALASCO -GRUPO-
SYNAPSIS -GRUPO-
CEMSA
EMGESA
PANGUE
EDEGEL
ENDESA ECO
SAN ISIDRO
GAS ATACAMA
BETANIA
CELTA
CHOCÓN
ENDESA COSTANERA
INGENDESA
PEHUENCHE
CONDENSA
EDELNOR
EDESUR
ENDENSA BRASIL
AMPLA
CACHOEIRA DOURADA
COELCE
FORTELEZA
CIEN
CTM
TESA
ENDESA EUROPA
ENDESA ITALIA
ENDESA ITALIA POWER & FUEL
P.E. DI FLORINAS
ENDESA TRADING
ENDESA EUROPA POWER & FUEL
ENDESA POWER TRADING
ERGON ENERGÍA
ERGOSUD
LIVORNO HOLDING
MPE ENERGIA
OLT OFFSHORE
SEA POWER
TAHADDART
ENDESA POLSKA
FERRARA
MONTE CUTE
TERMINAL ALPI
TEVEROLA
PARCO EOLICO IARDINO
PARCO E. MARCO AURELIO
PARCO E. POGGI ALTI
SNET
BIALYSTOK
SURCHISTE
ALTEK
SEE
SOPROLIF
(x) Breakdown of ECYR Group disclosed in attached page
Interpretation
Fully consolidated companies
Companies accounted for using the equity method

E C Y R
EASA II
EOLICAS DE TIRAJANA
EXP. EOL SIERRA VIRGEN
P.E. DE ARAGON
P.E. SANTA LUCIA
UNELCO COG. SANITARIAS
COG. DEL TER
COG. TOLOSANA
CORP. EOLICA ZARAGOZA
EOLICAS DE FUERTEVENT
FORANETO
HIDROEL DE OUROL
P.E. DE BARBANZA
RELECO SANTIAGO
SIST. ENERG. LA MUELA
URGELL ENERGIA
ENEMANSA
EXPLOT. EOL DE ESCUCHA
HIDRO. SERRADO
P.E. DE ENIX
PEESA
ANTREL
COG. EUROHUECO
COLOMER COGENER.
ENERGETICA DE ROSSELLO
EOLICAS DE LANZAROTE
FOREL
MINIC. CANAL IMPER. GALLUR
P.E. SIERRA MADERO
ROFEICA
SIST. ENERG. MAS GARULLO
EOLICA VALLE DEL EBRO
EXPLOT. EOL EL PUERTO
NANSA I
P.E. FINCA DE MOGAN
P.P.E.E. VALENCIANOS
ASANEFI
COG. HOSTALRICH
CIA EOLICA TIERRAS ALTAS
ENERGIAS ALTERNAT. DEL SUR
EOLICAS DE TENERIFE
FORSEAN
OXAGESA
PRINTEREL
SATI COGENER.
SOC. EOLICA LOS LANCES
EOLICAS DE AGAETE
EXPLOT. EOL. SASO PLANO
PARAVENTO
P.E. MONTES NAVAS
PRORENER
IBERVENTO
COG. J. VILASECA
CONFIREL
ENERGIAS DE GRAUS
ERFEI
GAROFEICA
P.E. A CAPELADA
PUIGNEREL
SEASA
TIRME
EOLICAS DE FUENCALIENTE
EXP. EOL SIERRA COSTERA
P.E. CTRA ARINAGA
P.E. PUNTA DE TENO
SYCCSA
CALIZAS ELYCAR
COG. TENEREL - MOLLET
CORELCAT
ENERGIA DE LA LOMA
FIBRAREL
GUEJAR SIERRA
P.E. CABO VILANO
RELCAMP
TERMIPOR
FINERGE
BIOWATT
E. E. PRACANA
E. E. VERDE HORIZONTE
ENERLOUSADO
EOLICOS DO MARAO
P. E. FIEIS
P. E. OUTEIRO
SISCONER
EOLMINHO
C.T. DO ESTUARIO
E. E. RAIA
E. E. VIADE
ENERVIZ
EOLVERDE
E. E. VALE MINHO
P.E. SERRA DA CAPUCHA
VALE DO ABADE
FABRICA DO ARCO
CARVEMAGERE
E. E. REGO
ENERCAMPO
EOLCINF
P.E. ALTO DA VACA
P. E. GEVANCAS
SEALVE
E. E. ALVADIA
POWERCER
E. E. DOURO
E. E. RIBADELIDE
ENERNISA
EOLFLOR
P.E. COSTA VICENTINA
P.E. MANIQUE
SERE
E. E. SERRA DO SICO
Interpretation:
Fully consolidated companies
Companies accounted for using the equity method

Our consolidated financial statements do not record any results from transactions between companies within the Endesa Group.

D.                     PROPERTY, PLANTS AND EQUIPMENT

See “—Business Overview”.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                OPERATING RESULTS

The following discussion of our operating results, financial condition and prospects is based on our audited consolidated financial statements included in this annual report. Such audited consolidated financial statements have been prepared in accordance with IFRS. For a reconciliation of net income (loss) and stockholders’ equity to U.S. GAAP and a discussion of the significant differences between U.S. GAAP and IFRS, see Note 30 to our consolidated financial statements.

Overview

We are the largest electricity company in Spain in terms of installed capacity and market share in mainland generation (33.9%), distribution (43.1%), deregulated market (55.6%) and in sales to final customers (43.6%), with a presence in Italy, France, Portugal and North Africa, and one of the largest private electricity companies in Latin America. Our core business is energy. We are also involved in activities related to our core energy business such as renewable energies and cogeneration and the distribution and supply of natural gas.

Spain and Portugal

Full deregulation of the Spanish electricity market from January 1, 2003, and decisions by the Spanish government concerning, among others, ratemaking methodology, the treatment of non-mainland systems and the assignment of rate shortfall collection rights, has increased regulatory certainty in recent years.

In 2006 we invested a total of €1,171 million in the generation business, of which €840 million was under the ordinary regime, of which €340 million was earmarked for the construction of new generating facilities in CCGT plants. We continue to have a generating capacity that is capable of producing all the power required by our own markets through the balanced use of the various technologies available, which we believe provides us with a competitive advantage over other operators in Spain.

We invested an aggregate of €1,408 million in our domestic distribution business in 2006, which represents a 1.4% increase compared to 2005. Of our total investments in 2006 in Spain and Portugal, 90.0%, or €2,630 million, was invested in tangible assets to develop or enhance electricity generation and distribution facilities to maintain our leadership position in the Spanish market, meeting increasing demand while simultaneously enhancing service quality. The breakdown of this investment reflects the considerable effort made by us to improve our supply quality, with investment in distribution facilities accounting for 53.5% of the total investment in tangible assets in 2006. We had a market share in 2006 of 38.1% in generation in ordinary regime and 43.6% in terms of power sold to end customers in Spain.

Europe

Endesa is one of Europe’s five largest companies in the electricity sector. Our European strategy involves acquiring majority interests in generation companies, particularly in the Mediterranean region, and taking advantage of opportunities resulting from the European deregulation process in the energy sector. We aim to obtain significant volumes of energy and access to the various national markets.

We had 9,775 MW of installed capacity in Europe at December 31, 2006, of which 6,968 MW corresponded to Endesa in Italy, and 2,807 MW corresponded to Snet in France, which has been operating under the trade name of Endesa France since December 2006.

Latin America

In Latin America, although market conditions remain challenging, we have begun to see signs of an improving economic cycle, with higher gross domestic product (“GDP”) growth, notable increases in electricity demand and greater monetary stability. We believe our operating results reflect these improving conditions and lead us to view the short-term future of our operations in Latin America optimistically.

We had 14,317 MW of installed capacity and more than 11.6 million customers in Latin America at December 31, 2006.

In short, in 2006, our Latin American business benefited from the improvement of the economy in the region and the increase in demand for electricity in the countries in which we have a presence, making a positive contribution to our results, with a sound operating performance and a much stronger financial position.

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

Factors Affecting the Comparability of Our Results of Operations

Changes in the Composition of Endesa

Year Ended December 31, 2006

In September 2006, Endesa Europa, S.L. acquired 58.35% of the shares of the companies Centro Energía Teverola and Centro Energía Ferrara, as a result of which those companies have been fully consolidated since September 1, 2006.

Also in 2006, Endesa acquired or founded the following companies: Compostilla Re, S.A., Endesa Polska Spolka Z Ograniczona Odpowiedzialnoscia, Enerlousado, Lda., Explotaciones Eólicas Sierra Costera, S.A., Ibervento, S.L., Paravento, S.L., Parco Eólico Iardino, S.R.L., Parco Eólico Marco Aurelio Severino, S.R.L., Parco Eólico Monte Cute, S.R.L., Parco Eólico Poggi Alti, S.R.L., and Productor Regional de Energía Renovable, S.A. These companies were therefore incorporated into the Endesa Group and we have begun to consolidate them. The economic impact of these companies on Endesa was immaterial in 2006.

Year Ended December 31, 2005

In May 2005, Endesa Participadas, S.A. sold all the shares of Nueva Nuinsa, S.L., as a result of which this company ceased to be fully consolidated.

In August 2005, Endesa Cogeneración y Renovables, S.A. (“ECyR”) acquired all the shares of the Portuguese renewable energy company Finerge-Gestao de Proyectos Energéticos, S.A. (“Finerge”), as a result of which this company was fully consolidated from September 1, 2005.

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

Transition to IFRS

See note 29 to our consolidated financial statements for a reconciliation of our 2004 opening balance sheet and our 2004 income statement from Spanish GAAP to IFRS, as well as other information relating to our transition to IFRS from Spanish GAAP.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available under IFRS and U.S. GAAP. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe, that of our significant accounting policies, the following may involve a high degree of judgment: property, plant and equipment and other long-lived assets; goodwill; hedges of revenues in foreign currency; revenue recognition; provisions for contingencies; provisions for CO2 emission allowance costs; derivatives; and defined benefit pension plans and other postretirement benefit plans.

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

At the time of the conversion of the Spanish GAAP financial statements to IFRS, we decided to apply an exception provided for in the IFRSs, such that the depreciated cost of the property, plant and equipment at January 1, 2004 was taken to be the depreciated cost of the assets, including the asset revaluations made in accordance with the applicable legislation in the countries in which we operate that had been accepted in the Spanish GAAP financial statements.

Additionally, under IFRS, property, plant and equipment and other long-lived assets are impaired when the carrying amount of an asset exceeds the higher of the asset’s value-in-use (discounted present value of the asset’s expected future cash flows) and fair value less costs to sell. The impairment loss is based on the recoverable amount (the higher of the asset’s value-in-use and fair value less costs to sell). Under U.S. GAAP, an impairment loss should be recognized when an impairment review indicates that the sum of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying value of the asset exceeds its fair value. The determination of property, plant and equipment and other long-lived assets fair value is calculated on the basis of the future discounted cash flows to be generated by the assets. The factors considered in the determination of the fair value depend upon the company’s expected business plan, including among others, sale prices, demand in the electricity market, interest rates, exchange rates and other factors, all of which have a significant effect on the calculation.

The amount of property, plant or equipment or other long-lived asset impairment could have a material adverse impact on our operating results in the period depending on the estimations made. At December 31, 2006, December 31, 2005 and December 31, 2004, our directors considered that the book value of our assets did not exceed their market value.

During 2004, we modified the estimated useful life of our nuclear power stations from 30 to 40 years, effective January 1, 2004, which resulted in a €98 million decrease in depreciation charges in 2004 from what would have been the case absent such modification. We do not expect any further future material changes in the determination of the useful life of our property, plant and equipment, except for changes due to any unpredictable future technology development.

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

Based on estimates of the revenues expected to be generated by the various investments made, as of December 31, 2006, our directors considered that the goodwill recorded will be able to be recovered in full and no impairment is likely in a future period.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (SFAS 142). The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. Goodwill on equity method investments continues to be tested for impairment in accordance with Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The fair value of the reporting units for which goodwill has been assigned was considered to be the best reasonably consistent measurement of fair value measurements that included both income and market approaches, as explained above. Goodwill in each operating segment will be tested for impairment as of December 31 of every year.

In light of the fact that analyzing the impairment of our recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

Hedges of Revenues in Foreign Currency

In 2004, we established a new foreign currency cash flow hedge strategy in respect of our Latin America revenues that bear U.S. dollar currency risk because the electricity tariff is indexed to movements between the local currency and the U.S. dollar. This new strategy reflects a detailed analysis of our future U.S. dollar revenue streams in Latin America. Such analysis may change in the future due to new regulations limiting the amounts of revenues tied to the U.S. dollar and future Latin American electricity supply and demand conditions, both of which are risks inherent in our estimated revenue streams variables, and may change.

Under this new hedge strategy, exchange gains or losses of the hedged item are recorded as cumulative translation adjustments and are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. Under U.S. GAAP such foreign currency cash flow hedge strategy was not a permitted hedging strategy since the hedging instrument was a non-derivative financial instrument.

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

As a result of the analysis described in “Item 3. Key Information—D. Risk Factors”, on our consolidated financial statements for 2006, pursuant to Royal Decree Law 3/2006, the energy acquired by electricity distribution companies is offset by the sales of electricity by electricity generation companies in the ordinary regime, when such companies are in the same industrial group. The price that will be used to settle these sales and purchases will eventually be set by the Spanish government as a function of prevailing market prices, but provisionally such price has been fixed at €42.35/MWh. In addition, proceeds from sales of electricity by electricity generation companies in the ordinary regime must be reduced in an amount equal to the market value of the CO2 emission allowances that were allocated for free under the 2006/2007 Spanish NAP. Revenues have also decreased by €121 million pursuant to the reduction regarding freely assigned greenhouse gas emission rights provided for by Royal Decree Law 3/2006.

The Board of Directors is of the opinion that these revenue amounts represent its best estimate with the information that it has available on the date of preparation of our consolidated financial statements. Endesa’s directors do not foresee any possible positive or negative differences with respect to the revenue amounts posted, which may become manifest when the final regulations are published, as being significant in relation to our consolidated financial statements.

We have not had any material change, nor do we expect any future material changes, in our estimation of unbilled revenues, except for any unpredictable future significant change in supply and demand conditions.

Provisions for Contingences

The current obligations at the balance sheet date arising from past events which could give rise to a loss for Endesa, but for which we are unable to determine an amount or specific timing, are recognized as provisions in the consolidated balance sheet at the present value of the most probable amount that we have determined we may have to disburse to settle the obligation. In order to calculate the amounts we record under “Provisions for Contingencies and Expenses”, it is necessary to evaluate and estimate the amounts that we may be required to pay in the future, including additional amounts in the form of taxes or pursuant to contractual obligations, or amounts owed in respect of the settlement of pending litigation or other contingent liabilities.

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

Provision for CO2 Emission Allowance Costs

From 2005 onwards, all European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the year.

The obligation to deliver emission allowances for the CO2 emissions made during the year is recognized as a short-term provision under the heading “Current Trade and Other Payables” in the consolidated balance sheet, and the related cost was recorded as “Other Variable Procurements and Services” in the consolidated income statement. This obligation is measured at the same amount as that at which the CO2 emission allowances to be delivered to cover this obligation are recognized under Intangible Assets in the consolidated balance sheet. If at the consolidated balance sheet date, we do not hold all the CO2 emission allowances required to cover the emissions made, the cost and the provision for this portion is recognized on the basis of the best estimate of the price that we will have to pay to acquire them. When a more accurate estimate does not exist, the estimated acquisition price for the allowances not held by us is the market price at the date of the consolidated balance sheet.

Derivatives

We enter into financial instruments, including options, swaps, futures, forwards and other contractual commitments, primarily to manage market risks related to changes in interest rates and foreign currency exchange rates, as well as changes in commodity prices, including costs of fuel for generation of power.

Under IFRS, derivatives are initially recognized at acquisition cost in the consolidated balance sheet and the required value adjustments are subsequently made to reflect their fair value at all times. Gains and losses from these changes are recognized in the consolidated income statement, unless the derivative has been designated as a hedge which is highly effective, in which case it is recognized in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement, in the case of Fair Value Hedges. Changes in the fair value of the Cash Flow Hedges, in respect of the effective portion of the hedges, are recognized under “Equity—Unrealized Asset and Liability Revaluation Reserve”, transferring this accumulated amount to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement. Finally, changes in fair value of Hedges of a net investment in a foreign operation are recognized, in respect of the effective portion of these hedges, net of the related tax effect, as Translation Differences in equity, and are transferred to the consolidated income statement when the hedged investment is disposed of. Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value with unrealized gains or losses reported in the consolidated income statement.

Under U.S. GAAP, the accounting for these financial instruments is similar to IFRS, and they are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging

Activities” and, prior to October 26, 2002, Emerging Issues Task Force (“EITF”) Issue No. 98 10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities”. The majority of financial instruments entered into by us are derivatives as defined in SFAS No. 133. SFAS No. 133 requires the recognition of derivatives in the balance sheet, the measurement of those instruments at fair value and the recognition in earnings of changes in the fair value of derivatives.

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

The fair values of derivatives are calculated on the basis of current interest rates and forward exchange rates, and on the fuel or electricity prices currently prevailing in the forward markets. These variables present an inherent risk of change over time due to future market conditions, but can be easily obtained. At each reporting period, we evaluate these derivatives based upon present market conditions and adjust their respective amounts accordingly.

In addition, those derivatives assigned in an economic hedge strategy may have their assignation discontinued, which could impact the accounting treatment of such derivatives. Hedge assignation may change if the underlying hedge item ceases to exist or we decide to discontinue such hedge strategy based on present market conditions. In each reporting period, we evaluate all hedges relationships of all those derivatives that were assigned into an economic hedge relationship in order to proceed with any necessary adjustment.

Defined Benefit Pension Plans and Other Postretirement Benefit Plans

Under both IFRS and U.S. GAAP, reported costs of providing defined pension benefits and other postretirement benefits are dependent upon numerous factors, assumptions and estimates. For example, these costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plan and earnings on plan assets. The assets of the externalized pension plans are primarily made up of equity and fixed income investments. Changes made to the provisions of the plan may also impact current and future pension costs. Fluctuations in actual equity market returns as well as changes in general interest rates, may result in increased or decreased pension costs in future periods. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs. Under IFRS, the actuarial losses and gains arising in the measurement of these liabilities and those arising from changes in the fair value of the plan assets are recognized directly under the heading “Equity—Retained Earnings” and are recognized under income under U.S. GAAP.

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

Assuming a 1% decrease in discount rate, our projected benefit obligation and projected accumulated post-retirement benefit obligation would increase by €435 million to €4,460 million for the year ended December 31, 2006. Assuming a 1% increase in discount rate, our projected benefit obligation and projected accumulated post-retirement benefit obligation would decrease by €372 million to €3,653 million for the year ended December 31, 2006.

Results of Operations for the Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005 and for the Year Ended December, 31 2005 Compared with the Year Ended December 31, 2004.

2006 vs. 2005

The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage variation from period to period.

		2006
	2005 Total	Domestic Electricity Business(1)	Percentage Change from 2005	European Electricity Business	Percentage Change From 2005	Latin American Electricity Business	Percentage Change from 2005	Other Business	Percentage Change From 2005	2006 Total
	(millions of euros, except percentages)
Operating revenues	18,229	10,090	8.8%	4,411	18.6%	6,079	16.2%	—	n.a.	20,580
Sales	17,508	9,520	8.7%	4,190	16.5%	5,927	15.1%	—	n.a.	19,637
Other operating income	721	570	11.1%	221	81.2%	152	83.1%	—	n.a.	943
Purchases and Services	9,103	4,231	3.9%	2,945	17.9%	2,970	17.2%	—	n.a.	10,146
Energy Purchases and Fuel consumption	6,945	3,138	7.0%	2,666	17.1%	2,136	23.0%	—	n.a.	7,940
Power transmission Expenses	651	365	33.7%	10	n.a	363	(1.4)%	—	n.a.	738
Other supplies and service	1,507	728	(16.0)%	269	27.5%	471	9.8%	—	n.a.	1,468
Gross margin	9,126	5,859	12.6%	1,466	19.9%	3,109	15.2%	—	n.a.	10,434
Expenses capitalized	170	162	16.6%	4	(55.6)%	28	27.3%	—	n.a.	(194)
Personnel expenses	1,547	1,062	2.0%	149	(7.5)%	397	17.8%	—	n.a.	1,608
Other operating expenses	1,729	1,124	8.7%	205	11.4%	552	9.3%	—	n.a.	1,881
Gross operating income/(loss)	6,020	3,835	17.4%	1,116	25.8%	2,188	16.5%	—	n.a.	7,139
Depreciation and amortization	1,776	1,130	12.8%	270	0.4%	500	(0.4)%	—	n.a.	1,900
Operating income/(loss)	4,244	2,705	19.5%	846	36.9%	1,688	22.7%	—	n.a.	5,239
Financial income/(loss)	(1,252)	(392)	(35.6)%	(56)	(12.5)%	(491)	(6.3)%	—	n.a.	(939)
Net financial income/(loss)	(1,257)	(398)	(33.9)%	(58)	(7.9)%	(513)	(5.0)%	—	n.a.	(969)
Currency translation adjustment	5	6	185.7%	2	300.0%	22	37.5%	—	n.a.	30
Income (loss) from associated companies	67	53	20.5%	1	(88.9)%	9	50.0%	—	n.a.	63
Income/(loss) from other investment	2	6	0.0%	—	n.a.	4	(33.3)%	—	n.a.	10
Income/(loss) from disinvestment	1,486	214	122.9%	1	(98.8)%	21	50.0%	196	(84.8)%	432
Consolidated income (loss) before taxes	4,547	2,586	43.6%	792	22.4%	1,231	40.2%	196	(84.0)%	4,805
Corporate income tax	790	731	68.4%	157	51.0%	94	(44.1)%	25	(70.2)%	1,007
Net income/(loss)	3,757	1,855	35.7%	635	16.9%	1,137	60.1%	171	(85.0)%	3,798
Minority interests	575	12	33.3%	142	20.3%	675	50.7%	—	n.a.	829
Income/(loss) attributable to the parent company	3,182	1,843	35.7%	493	16.0%	462	76.3%	171	(85.0)%	2,969

(1)                Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

The following table shows net sales, operating income/(loss) and net income/(loss) for 2006 by principal lines of business.

	Net Sales	Operating Income/ (Loss)	Net Income/ (Loss)
	(millions of euros)
Domestic electricity business(1)	9,520	2,705	1,843
Generation	6,168	1,745	1,207
Distribution	2,016	680	531
Supply	3,914	281	161
Corporate structure and Services	(2,578)	(1)	(56)
European electricity business	4,190	846	493
Latin American electricity business	5,927	1,688	462
Other businesses	—	—	171
Total	19,637	5,239	2,969

(1)          Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

2005 vs. 2004

The table below presents, for the periods indicated, the breakdown of our results of operations and the percentage from period to period.

		2005
	2004 Total	Domestic Electricity Business(1)	Percentage Change from 2004	European Electricity Business	Percentage Change from 2004	Latin American Electricity Business	Percentage Change from 2004	Other Businesses	Percentage Change from 2004	2005 Total
	(millions of euros, except percentages)
Operating revenues	13,665	9,274	38.0%	3,720	44.4%	5,232	20.1%	3	(76.9)%	18,229
Sales	13,509	8,761	31.8%	3,598	40.7%	5,149	19.8%	—	n.a	17,508
Other operating income	156	513	622.5%	122	542.1%	83	38.3%	3	(50.0)%	721
Purchases and Services	6,292	4,072	72.0%	2,497	43.0%	2,534	16.4%	—	(100.0)%	9,103
Energy Purchases and Fuel consumption	5,080	2,932	48.1%	2,276	35.6%	1,737	22.3%	—	n.a	6,945
Power transmission Expenses	520	273	44.4%	10	(67.7)%	368	22.7%	—	n.a	651
Other supplies and service	692	867	337.9%	211	486.1%	429	(6.1)%	—	(100.0)%	1,507
Gross margin	7,373	5,202	19.5%	1,223	47.4%	2,698	23.8%	3	(72.7)%	9,126
Expenses capitalized	(161)	(139)	4.5%	(9)	(10.0)%	(22)	22.2%	—	n.a.	(170)
Personnel expenses	1,393	1,041	5.7%	161	40.0%	337	18.3%	8	0.0%	1,547
Other operating expenses	1,620	1,034	0.6%	184	(3.2)%	505	29.2%	6	(45.5)%	1,729
Gross operating income/(loss)	4,521	3,266	32.1%	887	65.8%	1,878	23.4%	(11)	(37.5)%	6,020
Depreciation and amortization	1,675	1,002	(3.7)%	269	63.0%	502	7.3%	3	50.0%	1,776
Operating income/(loss)	2,846	2,264	58.1%	618	67.0%	1,376	30.6%	(14)	(40.0)%	4,244
Financial income/(loss)	(1,147)	(609)	24.0%	(64)	3.2%	(524)	(3.0)%	(55)	1.9%	(1,252)
Net financial income/(loss)	(1,087)	(602)	20.2%	(63)	0.0%	(540)	19.2%	(52)	(25.7)%	(1,257)
Currency translation adjustment	(60)	(7)	(170.0)%	(1)	(200.0)%	16	118.4%	(3)	(118.8)%	5
Income (loss) from associated companies	79	44	(4.4)%	9	(10.0)%	6	(62.5)%	8	14.3%	67
Income/(loss) from other investment	40	6	(73.9)%	—	n.a.	6	n.a.	(10)	(158.8)%	2
Income/(loss) from disinvestment	195	96	35.2%	84	n.a.	14	600.0%	1,292	959.0%	1,486
Consolidated income (loss) before taxes	2,013	1,801	66.6%	647	103.5%	878	65.0%	1,221	n.a.	4,547
Corporate income tax	352	434	250.0%	104	(8.8)%	168	66.3%	84	n.a.	790
Net income/(loss)	1,661	1,367	42.8%	543	166.2%	710	64.7%	1,137	n.a.	3,757
Minority interests	408	9	(87.0)%	118	237.1%	448	47.4%	—	n.a.	575
Income/(loss) attributable to the parent company	1,253	1,358	52.9%	425	151.5%	262	106.3%	1,137	n.a.	3,182

(1)        Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

The following table shows net sales, operating income/(loss) and net income/(loss) for 2005 by principal lines of business.

	Net Sales	Operating Income/ (Loss)	Net Income/ (Loss)
	(millions of euros)
Domestic electricity business(1)	8,761	2,264	1,358
Generation	6,658	1,802	1,198
Distribution	1,824	479	199
Supply	3,818	(56)	(54)
Corporate structure and services	(3,539)	39	15
European electricity business	3,598	618	425
Latin American electricity business	5,149	1,376	262
Other businesses	—	(14)	1,137
Total	17,508	4,244	3,182

(1)          Includes generation, distribution, supply, services, corporate structure and intercompany adjustments.

Operating Revenues

2006 vs. 2005

In 2006, operating revenues increased 12.9% to €20,580 million from €18,229 million in 2005 principally due to an 18.6% increase in operating revenues from our European electricity business to €4,411 million in 2006 from €3,720 million in 2005; a 16.2% increase in operating revenues from our Latin American electricity business to €6,079 million in 2006 from €5,232 million in 2005; and an 8.8% increase in operating revenues from our domestic electricity business to €10,090 million in 2006 from €9,274 million in 2005.

2005 vs. 2004

In 2005, operating revenues increased 33.4% to €18,229 million from €13,665 million in 2004 principally due to a 44.4% increase in operating revenues from our European electricity business to €3,720 million in 2005 from €2,576 million in 2004; a 38.0% increase in operating revenues from our domestic electricity business to €9,274 million in 2005 from €6,719 million in 2004; and a 20.1% increase in operating revenues from our Latin American electricity business to €5,232 million in 2005 from €4,357 million in 2004.

Operating Expenses

2006 vs. 2005

In 2006, purchases and services, which are part of operating expenses, increased 11.5% to €10,146 million from €9,103 million in 2005 principally due to a 17.9% increase in purchases and services of our European electricity business to €2,945 million in 2006 from €2,497 million in 2005; a 17.2% increase in purchases and services of our Latin American electricity business to €2,970 million in 2006 from €2,534 million in 2005; and a 3.9% increase in purchases and services of our domestic electricity businesses to €4,231 million in 2006 from €4,072 million in 2005.

In 2006, the remaining operating expenses increased 6.7% to €5,389 million from €5,052 million in 2005 principally due to a 7.8% increase in the remaining operating expenses of our domestic electricity business to €3,316 million in 2006 from €3,077 million in 2005; a 7.8% increase in the remaining operating expenses of our Latin American electricity business to €1,449 million in 2006 from €1,344 million in 2005; and a 1.6% increase in the remaining operating expenses of our European electricity businesses to €624 million in 2006 from €614 million in 2005.

2005 vs. 2004

In 2005, purchases and services, which are part of operating expenses, increased 44.7% to €9,103 million from €6,292 million in 2004 principally due to a 72.0% increase in purchases and services of our domestic electricity businesses to €4,072 million in 2005 from €2,367 million in 2004; a 43.0% increase in purchases and services of our European electricity business to €2,497 million in 2005 from €1,746 million in 2004; and a 16.4% increase in purchases and services of our Latin American electricity business to €2,534 million in 2005 from €2,177 million in 2004.

In 2005, the remaining operating expenses increased 7.8% to €5,052 million from €4,688 million in 2004 principally due to a 30.6% increase in the remaining operating expenses of our European electricity businesses to €614 million in 2005 from €470 million in 2004; and a 17.5% increase in operating expenses of our Latin American electricity business to €1,344 million in 2005 from €1,144 million in 2004. The remaining operating expenses of our domestic electricity business increase a 0.8% to €3,077 million in 2005 from €3,053 million in 2004.

Operating Income

2006 vs. 2005

In 2006, operating income increased 23.4% to €5,239 million from €4,244 million in 2005 principally due to a 36.9% increase in operating income of our European electricity business to €846 million in 2006 from €618 million in 2005; a 22.7% increase in operating income of our Latin American electricity business to €1,688 million in 2006 from €1,376 million in 2005; and a 19.5% increase in operating income of our domestic electricity business to €2,705 million in 2006 from €2,264 million in 2005.

2005 vs. 2004

In 2005, operating income increased 49.1% to €4,244 million from €2,846 million in 2004 principally due to a 67.0% increase in operating income of our European electricity business to €618 million in 2005 from €370 million in 2004; a 58.1% increase in operating income of our domestic electricity business to €2,264 million in 2005 from €1,432 million in 2004; and a 30.6% increase in operating income of our Latin American electricity business to €1,376 million in 2005 from €1,054 million in 2004.

Operating Results by Business

Domestic Electricity Business (Spain and Portugal)

As a result of the following, in 2006, operating income from our domestic electricity business increased 19.5% to €2,705 million from €2,264 million in 2005. In 2005, the operating income from our domestic electricity business increased 58.1% to €2,264 million in 2005 from €1,432 million in 2004.

Net Sales of Energy

In 2006, net sales of energy from our domestic electricity business increased 8.7% to €9,520 million from €8,761 million in 2005. In 2005, net sales of energy from out domestic electricity business increased 31.8% to €8,761 million from €6,648 million in 2004.

The following table shows a breakdown of sales of energy from our domestic electricity business for 2004, 2005 and 2006.

	2004	2005	2006		Percentage Change (04/05)	Percentage Change (05/06)
	(millions of euros)
Mainland generation under ordinary regime:
Sales to deregulated customers	1,247	1,487	1,789		19.2%	20.3%
Supply to the Spanish market operator (OMEL)	1,891	3,012	2,360		59.3%	(21.6)%
Generation from renewables/CHP	121	240	256		98.3%	6.7%
Regulated revenues from distribution	1,564	1,602	1,784		2.4%	11.4%
Non-mainland generation and supply	1,004	1,548	2,098	(1)	54.2%	35.5%
Coal CTCs	75	22	33		(70.7)%	50.0%
Technology CTCs	118	—	—		(100.0)%	n.a.
Supply to deregulated customers outside Spain	170	220	299		29.4%	35.9%
Regulated revenues from gas distribution	36	39	46		8.3%	17.9%
Gas supply	160	326	647		103.8%	98.5%
Other	262	265	208		1.1%	(21.5)%
Total	6,648	8,761	9,520		31.8%	8.7%

(1)          Includes €227 million in compensation for the non-mainland generation deficit calculated in accordance with the Ministerial Orders passed on March 30, 2006, which was in excess of the deficit amount recorded on our consolidated balance sheet at December 31, 2005.

2006 vs. 2005

The increase in net sales of energy by our domestic electricity business in 2006 was mainly due to a 98.5% increase in gas supply to €647 million in 2006 from €326 million in 2005; a 35.5% increase in non-mainland generation and supply to €2,098 million in 2006 from €1,548 million in 2005; a 20.3% increase in sales to deregulated customers to €1,789 million in 2006 from €1,487 million in 2005; and a 6.7% increase in generation from renewable/CHP to €256 million in 2006 from €240 million in 2005, offset in part principally by a 21.6% decrease in supply to the Spanish market operator (OMEL) to €2,360 million in 2006 from €3,012 million in 2005.

2005 vs. 2004

The increase in net sales of energy by our domestic electricity business in 2005 was mainly due to a 19.2% increase in sales to deregulated customers to €1,487 million in 2005 from €1,247 million in 2004; a 59.3% increase in supply to the Spanish market operator (OMEL) to €3,012 million in 2005 from €1,891 million in 2004; a 98.3% increase in generation from renewables/CHP to €240 million in 2005 from €121 million in 2004; a 54.2% increase in non-mainland generation to €1,548 million in 2005 from €1,004 million in 2004; and a 103.8% increase in gas supply to €326 million in 2005 from €160 million in 2004, offset in part by a 70.7% decrease in coal CTCs to €22 million in 2005 from €75 million in 2004; and the absence of technology CTCs in 2005 compared to €118 million in 2004.

Mainland Generation under Ordinary Regime

2006 vs. 2005

Sales of energy generated by Endesa in the Spanish mainland under the ordinary regime decreased 7.8% to €4,149 million in 2006 from €4,499 million in 2005, principally as a result of:

•       a decrease in our sales to the Spanish market operator. Our sales to the Spanish market operator totaled €2,360 million in 2006, 21.6% lower than the year before. This amount includes sales made after March 2006 to supply regulated companies in Endesa’s distribution territories, which were recognized at a provisional price of €42.35/MWh in accordance with Royal Decree Law 3/2006. This provisional price is below the average pool price in 2006 of €64.83/MWh, which is, in turn, 3.2% higher than in 2005. As market prices in 2006 were above €42.35/MWh, Endesa will receive an additional payment as compensation. This receivable is a contingent asset subject to the definitive price for 2006 being legally established and has therefore not been recorded in the consolidated income statement for 2006.

•       the negative before-tax impact on revenue of €224 million from selling 19,407 GWh to regulated companies in Endesa’s distribution territories between March and December 2006 at the provisional price of €42.35/MWh in accordance with Royal Decree Law 3/2006. In accordance with Royal Decree Law 3/2006, the negative before-tax impact on revenue for 2006 was increased by €121 million, which amount corresponds to the estimated deduction to the amount Endesa is entitled to receive as compensation for the revenue deficit from regulated activities due to the estimated value of CO2 emission rights that it has been allocated free of charge.

2005 vs. 2004

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

The following table shows the breakdown of energy produced by us and the Spanish electricity sector on the Spanish mainland by type of generating facility for 2004, 2005 and 2006.

	Endesa			Spanish Electricity Sector
Type of Generating Facility	2004	2005	2006	2004	2005	2006
Nuclear	32%	30%	34%	31%	27%	27%
Coal	46%	47%	45%	37%	36%	30%
Hydroelectric	13%	10%	11%	15%	9%	12%
Fuel-Oil/Gas	2%	3%	1%	3%	4%	2%
CCGT	7%	10%	9%	14%	24%	29%
Total	100%	100%	100%	100%	100%	100%

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

Renewables/CHP Generation

2006 vs. 2005

Revenues from sales of renewable/CHP energy generated by consolidated companies totaled €256 million in 2006, 6.7% more than in 2005, driving operating income from the generation business to €115 million, up 15% from 2005.

2005 vs. 2004

Revenues from sales of renewable/CHP energy generated by consolidated companies totaled €240 million in 2005, 98.3% more than in 2004, driving operating income from the generation business to €100 million, up 185.7% from 2004.

Distribution

2006 vs. 2005

Revenues from regulated distribution activities were €1,784 million in 2006, an increase of 11.4% compared to 2005. Revenue in 2006 included €43 million in settlements from prior years, primarily from incentives for energy losses. Excluding settlements from prior years, revenues from regulated distribution activities in 2006 increased by 8.7% compared to 2005. We supplied 71,599 GWh to customers on the regulated Spanish market in the period, 11.7% more than in 2005.

2005 vs. 2004

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

Non-Mainland Generation

2006 vs. 2005

Sales from non-mainland systems totaled €2,098 million in 2006, 35.5% more than in 2005. Revenues include €227 million of additional compensation above that recorded at December 31, 2005 for deficits in compensation for the non-mainland systems in 2001-2005 as recognized in the Ministerial Orders of March 30, 2006.

2005 vs. 2004

Sales from non-mainland systems totaled €1,548 million in 2005, including compensation for stranded costs from these systems, an increase of 54.2% compared to 2004 (€1,004 million).

We included an item of income of €212 million in 2005, relating to the compensation for the additional costs of the non-mainland systems in the period from 2001 to 2004. By recognizing this amount, we have reflected in our financial statements an asset for an amount with respect to which the CNE submitted a favorable report to the Ministry of Industry. In addition, revenues of €177 million were recorded corresponding to additional compensation for the amounts included in the 2005 tariff to cover the stranded costs recorded for that year. This amount was calculated using the same methodology as that used by the CNE in its report for calculating stranded costs for the period 2001- 2004.

Supply to Deregulated Customers

2006 vs. 2005

Sales to deregulated customers in the Spanish market totaled €1,926 million in 2006, an increase of 20% compared to 2005. Of this amount, €1,789 million corresponded to the mainland deregulated market and €137 million to the non-mainland market. Revenues from sales to deregulated European markets other than Spain were €299 million in 2006, an increase of 35.9% compared to 2005. The number of deregulated customers was approximately 1,077,806 and 998,000 as of December 31, 2006 and 2005, respectively. In 2006, 1,012,751 deregulated customers corresponded to the mainland deregulated market, 61,255 to the non-mainland market and 3,800 to other European deregulated markets.

2005 vs. 2004

Sales to deregulated customers in the Spanish market totaled €1,605 million in 2005, an increase of 23.6% compared to 2004. Of this amount, €1,487 million corresponded to the mainland deregulated market and €118 million to the non-mainland market. Revenues from sales to deregulated European markets other than Spain was €220 million in 2005, an increase of 29.4% compared to 2004. The number of deregulated customers was approximately 998,000 and 554,000 as of December 31, 2005 and 2004, respectively.

CTC Revenues and Tariff Deficit

Our CTC revenues increased 50.0% to €33 million in 2006 from €22 million in 2005. The table below sets forth a breakdown of our CTC revenues for 2004, 2005 and 2006:

Type of CTC	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)
	(millions of euros)
Technology	118	—	—	(100.0)%	—
Coal	75	22	33	(70.7)%	50.0%
Total	193	22	33	(88.6)%	50.0%

2006 vs. 2005

Regulated revenues in 2006 were not sufficient to offset system costs, generating an estimated deficit of €3,311 million. According to the provisions of Royal Decree Law 5/2005 of March 11, 2005, we must contribute 44.16% of the total amount of this deficit (€1,462 million). Our accounts at December 31, 2006 include a financial asset of €1,341 million to reflect our right to recover our share of the regulated revenue deficit decreasing €121 million which corresponds to the estimated value of CO2 emission rights that we have been allocated free of charge.

2005 vs. 2004

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

Gas Distribution and Supply

2006 vs. 2005

Revenues from gas sales in the deregulated market in 2006 totaled €647 million, representing growth of 98.5% on 2005. Revenues from regulated gas distribution totaled €46 million, an increase of 17.9% compared to 2005.

2005 vs. 2004

Revenues from gas sales in the deregulated market in 2005 totaled €326 million, representing growth of 103.8% on 2004. Revenues from regulated gas distribution totaled €39 million, an increase of 8.3% compared to 2004.

Other Operating Revenues

2006 vs. 2005

Other operating revenues were €570 million in 2006, an increase of 11.1% compared to 2005. Other operating revenues include €254 million relating to Endesa’s allocation of CO2 emission rights for 2006 as part of the Spanish National Allocation Plan for emissions, a decrease of €83 million compared to 2005, primarily due to the CO2 emission rights for 2006 being recorded in the consolidated income statement for 2006 at a lower value than the CO2 emission rights allocated to Endesa in 2005. The lower revenue was offset in part by lower expense recorded in the 2006 consolidated income statement for the use of the CO2 emission allowances.

2005 vs. 2004

Other operating revenues came to €513 million in 2005, €442 million more than in 2004. Other operating revenues include €337 million relating to Endesa’s allocation of CO2 emission rights for 2005 as part of the Spanish National Allocation Plan for emissions, which is recorded as revenue.

Operating Expenses

The table below sets forth the breakdown of operating expenses of our domestic electricity business for 2004, 2005 and 2006 and the percentage variation from year to year.

	Year Ended December 31,			Percentage Change	Percentage Change
	2004	2005	2006	(04/05)	(05/06)
	(millions of euros)
Purchases and services	2,367	4,072	4,231	72.0%	3.9%
Energy purchases	434	875	995	101.6%	13.7%
Fuel consumption	1,546	2,057	2,143	33.1%	4.2%
Power transmission expenses	189	273	365	44.4%	33.7%
Other supplies and services	198	867	728	337.9%	(16.0)%
Personnel expenses	985	1,041	1,062	5.7%	2.0%
Other operating expenses	1,028	1,034	1,124	0.6%	8.7%
Depreciation and amortization	1,040	1,002	1,130	(3.7)%	12.8%
Total	5,420	7,149	7,547	31.9%	5.6%

In 2006, operating expenses of our domestic electricity business increased 5.6% to €7,547 million from €7,149 million in 2005.

In 2005, operating expenses of our domestic electricity business increased 31.9% to €7,149 million from €5,420 million in 2004.

2006 vs. 2005

Purchases and services increased 3.9% to €4,231 million in 2006 from €4,072 million in 2005, which was principally due to the following factors:

•       Expenses for other supplies and services totaled €728 million in 2006, a decrease of 16.0% from €867 million in 2005. This decrease principally reflects the booking of expenses of €301 million in connection with rights acquired to cover the CO2 emissions made in 2006, which totaled 46.5 million tons (34.8 million tons for mainland and 11.7 million tons for non-mainland emissions). Expenses booked in 2006 to cover CO2 emissions were €221 million lower than expenses booked in 2005, principally due to the lower volume and lower value of CO2 emissions recorded in 2006. The decrease in expenses for other supplies and services also reflects the booking of a €51 million reversal equivalent to the amount we will receive from the Extremadura regional government in connection with reimbursement of an environmental impact tax we paid from 1998 to 2005 which was ruled unconstitutional by the Spanish Constitutional Court on June 13, 2006.

•       Fuel consumption amounted to €2,143 million in 2006, an increase of 4.2% from 2005. This increase is due to the generalized increase in raw materials prices on international markets. These higher costs, however, were offset by our proactive fuel purchasing management policy, which resulted in below-market purchasing prices. Our cost of raw materials fell by 4% compared to an estimated 6.1% increase in the cost of raw materials for utilities in the mainland system.

•       Energy purchases increased 13.7% in 2006, to €995 million from €875 million in 2005. The main component of this line item relates to gas purchases to supply deregulated customers, which rose as a result of the increase in sales to these customers and the rising price of gas.

2005 vs. 2004

Purchases increased 72.0% to €4,072 million in 2005 from €2,367 million in 2004 which was principally due to the following factors:

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

•       Fuel consumption amounted to €2,057 million in 2005, an increase of 33.1% from 2004. This increase was due to higher fuel oil production in 2005 (higher unit costs than other technologies) triggered by the drought and to a generalized increase in raw material prices in the international markets. These higher costs were offset by our proactive fuel purchasing management policy which resulted in below-market purchasing prices; and

•       Energy purchases increased by €441 million, or 101.6%, compared to 2004. The main component of this line item relates to transactions carried out on the wholesale generation market. This increase in power purchases is linked to the 79.6% rise in the average energy pool price. The balance relates to gas purchases to supply deregulated customers, which rose as a result of the 18.7% increase in sales to these customers and the rising price of gas.

2006 vs. 2005

In 2006, personnel expenses increased 2.0% to €1,062 million from €1,041 million in 2005. These expenses include €136 million for estimated costs in connection with salary revisions for actual inflation related to a headcount reduction provision; new layoffs contemplated in the Spanish government’s 2006–2012 Mining Plan; and the provision for the early layoff of specific workforce groups.

2005 vs. 2004

In 2005, personnel expenses increased 5.7% to €1,041 million from €985 million in 2004. These expenses include €34 million for estimated costs in connection with layoffs contemplated in the Spanish government’s 2006–2012 Mining Plan, and €12 million for employee tariff provisions. Absent these items, personnel expenses were virtually unchanged.

2006 vs. 2005

In 2006, depreciation and amortization costs increased 12.8% to €1,130 million from €1,002 million in 2005.

2005 vs. 2004

In 2005, depreciation and amortization costs decreased 3.7% to €1,002 million from €1,040 million in 2004.

European Electricity Business

The following table shows net output of our European electricity business, by country, in 2004, 2005 and 2006.

	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)
	(GWh)	(GWh)	(GWh)
Italy	6,360	6,590	6,968	3.6%	5.7%
France	2,934	2,807	2,807	(4.3)%	0.0%
Total	9,294	9,397	9,775	1.1%	4.0%

The following table shows operating income and operating revenues from our European electricity business for 2004, 2005 and 2006.

	Operating Income					Operating Revenues
	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)	2004	2005	2006	Percentage Change 04/05	Percentage Change 05/06
	(millions of euros, except percentages)
Italy	382	542	749	41.8%	38.2%	1,680	2,242	2,915	33.5%	30.0%
Snet	6	62	98	933.3%	58.1%	268	899	1,082	235.5%	20.4%
Endesa Trading	1	46	42	n.a.	(8.7)%	651	1,371	1,209	110.6%	(11.8)%
Adjustments and others	(19)	(32)	(43)	(68.4)%	(34.4)%	(23)	(792)	(795)	n.a.	(0.4)%
Total	370	618	846	67.0%	36.9%	2,576	3,720	4,411	44.4%	18.6%

2006 vs. 2005

Operating revenues from our European electricity business increased 18.6% to €4,411 million in 2006 from €3,720 million in 2005. Operating income from our European electricity business increased 36.9% to €846 million in 2006 from €618 million in 2005. Operating expenses of our European electricity business increased 14.7% to €3,569 million in 2006 from €3,111 million in 2005.

Italy

Endesa’s business in Italy continued to grow in 2006. Endesa’s operating revenues in Italy increased 30.0% in 2006 to €2,915 million from €2,242 million in 2005, principally due to an 8.6% increase in energy sold and a 27.6% increase in average energy prices in Italy. Endesa generated a total of 25,723 GWh in 2006 in Italy, which represents an increase of 2,361 GWh, or 10.1%, compared to 2005.

Endesa used a generation structure with 17.7% fuel oil production in 2006 in Italy, compared to 16.2% in 2005, primarily due to the application of extraordinary measures to reduce gas consumption through March 2006 in order to guarantee gas supplies. Endesa operating expenses in Italy totaled €2,170 million, an increase of 27.3% compared to 2005, due primarily to a generalized increase in raw material prices.

On February 23, 2006, the Italian government approved the Italian NAP for CO2 emission rights. Endesa Italia was allocated 33.9 million tons of CO2 emission rights for the period 2005 to 2007 under the Italian NAP. On May 4, 2006, the Italian national CO2 emission rights register was established for CO2 emission rights allocated under the Italian NAP and CO2 emission rights otherwise acquired. In 2006, Endesa Italia’s operating revenues included €66 million from the allocation and use of the free CO2 emission rights and its operating expenses included €110 million for the cost of the CO2 emission rights.

The net cost of the CO2 emission rights recorded on Endesa Italia’s income statement for 2006 was €44 million, corresponding to an estimated deficit of 3.4 million tons of CO2 emissions.

Following the restatement of the tax base of its fixed assets to book value, Endesa Italia reduced its corporate tax expense by €148 million in 2006 compared to 2005.

France

The remaining operating revenue of our European electricity business relates substantially to the operating revenue of Snet. Snet’s operating revenues increased 20.4% in 2006 to €1,082 million from €899 million in 2005, principally due to a 16.6% increase in the amount of energy sold. Snet generated a total of 9,852 GWh in 2006, which represents a decrease of 535 GWh compared to 2005.

Snet’s operating expenses totaled €984 million in 2006, an increase of €147 million compared to 2005, primarily due to an increase in energy purchases of €216 million compared to 2005, which was offset in part by stricter control of transmission expenses and other variable expenses, which decreased by 47.2% compared to 2005.

In 2006, Snet completed a headcount reduction plan and decreased its total workforce by 25%. Snet’s personnel expenses decreased 12% in 2006 compared to 2005.

2005 vs. 2004

Operating revenues from our European electricity business increased 44.4% to €3,720 million in 2005 from €2,576 million in 2004. Operating income from our European electricity business increased 67.0% to €618 million in 2005 from €370 million in 2004. Operating expenses of our European electricity business increased 40.4% to €3,111 million in 2005 from €2,216 million in 2004.

The remaining operating revenue of this business relates substantially to the operating revenue of Endesa Italia. Endesa Italia’s operating revenues increased 33.5% in 2005 to €2,242 million from €1,680 million in 2004, principally due to a 17.8% increase in the amount of energy sold to 30,911 GWh (including 7,549 GWh of energy acquired from third parties at a cost of €292 million). Endesa Italia generated 23,362 GWh in 2005, which represents a 12.0% increase compared to 2004. The increase in generation was principally due to an increase of 5,428 GWh in CCGT production. The cost of fuel increased €241 million, principally due to higher fuel prices and the increase in thermoelectric production.

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

In 2006, operating income from our Latin American electricity business increased 22.7%, to €1,688 million from €1,376 million in 2005. Operating revenues from our Latin American electricity business increased 16.2%, to €6,079 million in 2006 from €5,232 million in 2005, while operating expenses of our Latin American electricity business increased 14.0%, to €4,419 million in 2006 from €3,878 million in 2005.

In 2005, operating income from our Latin American electricity business increased 30.6%, to €1,376 million from €1,054 million in 2004. Operating revenues from our Latin American electricity business increased 20.1%, to €5,232 million in 2005 from €4,357 million in 2004, while operating expenses of our Latin American electricity business increased 16.8%, to €3,878 million in 2005 from €3,321 million in 2004.

The table below sets forth a breakdown of operating income (loss) and operating revenues from our Latin American electricity business for 2004, 2005 and 2006.

	Operating Income (Loss)					Operating Revenues
	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)
	(millions of euros, except percentages)
Generation	632	722	1,024	14.2%	41.8%	1,906	2,303	2,696	20.8%	17.1%
Distribution and Transmission	538	723	759	34.4%	5.0%	3,319	3,809	4,214	14.8%	10.6%
Other	(116)	(69)	(95)	n.a.	n.a.	(868)	(880)	(831)	n.a.	n.a.
Total	1,054	1,376	1,688	30.6%	22.7%	4,357	5,232	6,079	20.1%	16.2

Generation in Latin America

The following table shows operating income and operating revenues from generation in each country for 2004, 2005 and 2006.

	Operating Income					Operating Revenues
	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)	2004	2005	2006	Percentage Change (04/05	Percentage Change (05/06)
	(millions of euros, except percentages)
Chile	179	248	483	38.5%	94.8%	781	1,054	1,301	35.0%	23.4%
Colombia	178	183	182	2.8%	(0.5)%	362	400	408	10.5%	2.0%
Argentina	101	66	111	(34.7)%	68.2%	278	313	437	12.6%	39.6%
Brazil	84	111	140	32.1%	26.1%	194	231	242	19.1%	4.8%
Peru	90	114	108	26.7%	(5.3)%	291	305	308	4.8%	1.0%
Total	632	722	1,024	14.2%	41.8%	1,906	2,303	2,696	20.8%	17.1%

The following table shows net output figures in Latin America by country for 2004, 2005 and 2006.

	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)
	(GWh)	(GWh)	(GWh)
Chile	16,797	18,764	19,973	11.7%	6.4%
Colombia	11,881	11,864	12,564	(0.1)%	5.9%
Argentina	15,884	16,154	17,752	1.7%	9.9%
Brazil	4,889	4,213	4,489	(13.8)%	6.6%
Peru	5,655	6,895	7,250	21.9%	5.1%
Total	55,106	57,890	62,028	5.1%	7.1%

Chile

In 2006, operating income from the Chilean generation business amounted to €483 million, a 94.8% increase compared to 2005. The increase was principally due to the increase in generation to 19,973 GWh, an increase of 6.4% compared to 2004. The generation mix also improved as hydroelectric plants accounted for 86% of generation. This increase of generation by hydroelectric plants helped to offset the general rise in raw materials prices. The positive impact of the Chilean peso versus the euro and higher wholesale prices of energy also contributed to the increase in operating income.

In 2005, operating income from the Chilean generation business amounted to €248 million, a 38.5% increase compared to 2004. In 2005, Chilean generation was impacted by the gas supply problems affecting the thermal plants, which required substituting gas with more expensive liquid fuels. For our subsidiaries, however, this was more than offset by the 11.7% increase in energy generated from hydroelectric plants, principally due to the Ralco plant joining the grid in September 2004 and to increases in node prices (payments by the distribution company to the generation company) and derivatives prices deriving from the change in the power source prompted by the gas supply crisis.

Colombia

In 2006, operating income from the Colombian generation business amounted to €182 million, a 0.5% decrease compared to 2005. The decrease was principally due to the decrease in energy prices as a result of a high level of rainfall last year, decreasing the price of hydroelectric energy.

In 2005, operating income from the Colombian generation business amounted to €183 million, a 2.8% increase compared to 2004. The increase was principally due to the positive impact of the strong Colombian peso versus the euro (18.25% appreciation of the year-end exchange rate from 2004).

Argentina

In 2006, operating income from the Argentine generation business amounted to €111 million, a 68.2% increase compared to 2005 due to higher sales (increased by 43.9%) and increased output, notably hydroelectric output (increased by 28%), and improvements in energy prices, but offset by gas supply problems that increased fuel costs considerably (by 47.7%), as generators were forced to substitute gas with more expensive liquid fuels.

In 2005, operating income from the Argentine generation business amounted to €66 million, a 34.7% decrease compared to 2004 due to the gas supply problems that increased fuel costs considerably (by 48.5%), as generators were forced to substitute gas with more expensive liquid fuels. As a result, although volume sales of electricity rose by 1.7%, margins narrowed.

Brazil

In 2006, operating income from the Brazilian generation business amounted to €140 million, a 26.1% increase compared to 2005, due to the increase in energy sales, the improvement in the generation mix and favorable exchange rate movements. The subsidiaries in Brazil generated total output in 2006 of 4,489 GWh, 6.6% more than in 2005. This increase was primarily due to a 9.7% increase in hydroelectric generation at the Cachoeira Dourada facility.

In 2005, operating income from the Brazilian generation business amounted to €111 million, a 32.1% increase compared to 2004, though electricity generation in Brazil fell 13.8% due to the gas supply problems affecting Endesa Fortaleza. This decrease in generation was offset by favorable exchange rate movements (33.4% appreciation of the year-end exchange rate from 2004), together with positive price trends and lower fuel consumption.

Peru

In 2006, operating income from the Peruvian generation business amounted to €108 million, a 5.3% decrease compared to 2005, due to higher fuel prices that were not completely offset by higher energy prices.

In 2005, operating income from the Peruvian generation business amounted to €114 million, a 26.7% increase compared to 2004, due to increased hydroelectric output that drove a €35 million reduction in the cost of fuel. Generation sales were €299 million in 2005, 3.5% more than in 2004. The effect of the lower prices caused by higher rainfall levels was offset by a 21.9% rise in power generated.

Transmission and Distribution in Latin America

The following table shows operating income and operating revenues from distribution and transmission in each country for 2004, 2005 and 2006.

	Operating Income					Operating Revenues
	2004	2005	2006	Percentage Change 04/05)	Percentage Change 05/06)	2004	2005	2006	Percentage Change 04/05	Percentage Change 05/06
	(millions of euros, except percentages)
Chile	147	168	178	14.3%	6.0%	658	850	999	29.2%	17.5%
Colombia	139	165	213	18.7%	29.1%	529	606	669	14.6%	10.4%
Argentina	62	46	20	(25.8)%	(56.5)%	392	457	464	16.6%	1.5%
Brazil	150	300	294	100.0%	(2.0)%	1,473	1,595	1,764	8.3%	10.6%
Peru	40	44	54	10.0%	22.7%	267	301	318	12.7%	5.6%
Total	538	723	759	34.4%	5.0%	3,319	3,809	4,214	14.8%	10.6%

The following table shows the amount of electricity sold in Latin America by country for 2004, 2005 and 2006.

	2004	2005	2006	Percentage Change (04/05)	Percentage Change (05/06)
	(GWh)	(GWh)	(GWh)
Chile	11,317	11,851	12,377	4.7%	4.4%
Colombia	9,656	10,094	10,755	4.5%	6.5%
Argentina	13,322	14,018	14,837	5.2%	5.8%
Brazil	13,769	14,753	15,438	7.1%	4.6%
Peru	4,250	4,530	4,874	6.6%	7.6%
Total	52,314	55,246	58,281	5.6%	5.5%

Chile

In 2006, operating income in the Chilean distribution business amounted to €178 million, a 6.0% increase compared to 2005. This increase was due primarily to growth in revenue from favorable exchange rates, higher sales volume to meet demand and a higher unit price for energy as a result of changes in the tariff indexation.

In 2005, operating income in the Chilean distribution business amounted to €168 million, a 14.3% increase compared to 2004. This increase was due mainly to growth in sales volume to meet higher demand, offsetting decreased margins caused by the then most recent rate revision.

Colombia

In 2006, operating income in the Colombian distribution business amounted to €213 million, a 29.1% increase compared to 2005. This rise was due to a 3.6% increase in revenues and by other operating income from the increase in new business undertaken by Codensa Hogar.

In 2005, operating income in the Colombian distribution business amounted to €165 million, an 18.7% increase compared to 2004. This rise was due to a 10.5% increase in sales (to €400 million), which was sufficient to cover the higher costs of buying electricity and a stronger Colombian peso versus the euro (18.3% appreciation of the year-end exchange rate from 2004).

Argentina

In 2006, operating income in the Argentine distribution business amounted to €22 million, a 42.1% decrease compared to 2005. The tariff increase had not been enacted by the year end, therefore, the 1.4% decrease in revenues from distribution compared to 2005 contributed to the decrease in operating income along with the 6% rise in energy purchases from 2005. In December 2006, a tariff increase of 38% was enacted, which we expect will increase revenues in the Argentine distribution business in 2007.

In 2005, operating income in the Argentine distribution business amounted to €38 million, a 24.0% decrease compared to 2004. This was largely because the 2004 figures included one-time compensation of €10 million relating to prior litigation. The remaining decrease was due to larger energy purchases and fixed costs, which were not offset by higher sales. The tariff revision was revised effective November 2005 and imposed a 23% increase on certain non-residential users.

In 2006, operating losses in the Argentine transmission business amounted to €2 million, a 125.0% decrease compared to 2005.

In 2005, operating income in the Argentine transmission business amounted to €8 million, a 33.3% decrease compared to 2004.

Brazil

In 2006, operating income from the Brazilian distribution business amounted to €335 million, a 27.9% increase compared to 2005, due to the increase in distribution sales to €1,557 million in 2006 and a significant decline in energy losses. The increase in distribution sales was driven by wider margins stemming from the enhanced pass-through of generation prices to customers and, to a lesser extent, higher sales volumes.

In 2005, operating income from the Brazilian distribution business amounted to €262 million, a 172.9% increase compared to 2004, due to higher revenues from electricity sales that more than covered cost increases. Sales in distribution increased by €461 million (53.7%) in 2005 as a result of enhanced generation price pass-through to customers, and, to a lesser extent, higher energy sales volumes.

In 2006, operating losses from the Brazilian transmission business amounted to €41 million, €79 million lower than in 2005, due to gas supply restrictions and the resulting difficulties in finding available electricity in Argentina to export to Brazil.

In 2005, operating income from the Brazilian transmission business amounted to €38 million, €16 million lower than in 2004, due to gas supply restrictions and the resulting difficulties in finding available electricity in Argentina to export to Brazil.

CIEN is currently evaluating the possibility of modifying the use of the interconnection between Argentina and Brazil such that, instead of buying and selling electricity, CIEN would manage the interconnection to be used by the various Brazilian and Argentine electricity system agents, in exchange for appropriate consideration.

Peru

In 2006, operating income from the Peruvian distribution business amounted to €54 million, a 22.7% increase compared to 2005, due to a 7.6% rise in sales versus 2005.

In 2005, operating income from the Peruvian distribution business amounted to €44 million, a 10.0% increase compared to 2004, due to a €36 million rise in sales versus 2004 to €298 million, compared to an increase of just €22 million in electricity costs.

Financial Income (Loss), Net

2006 vs. 2005

Financial loss, net decreased 25.0% to €939 million in 2006 from €1,252 million in 2005 principally due to decreased financial expenses. Financial expenses, mainly consisting of interest expenses, decreased 22.9% to €969 million in 2006 from €1,257 million in 2005. Specifically, the increase in long-term interest rates between December 31, 2005, and December 31, 2006, meant that the discount rate at which pension obligations and redundancy programs were calculated increased compared to the discount rate applied at the close of 2005. This required a lower provision for pension obligations and redundancy programs (€54 million) to be booked as financial income in 2006.

2005 vs. 2004

Financial loss, net increased 9.2% to €1,252 million in 2005 from €1,147 million in 2004, principally due to increased financial expenses. Financial expenses, mainly consisting of interest expenses, increased 15.6% to €1,257 million in 2005. Specifically, the decrease in long-term interest rates between December 31, 2004 and December 31, 2005, meant that pension obligations and redundancy programs were calculated at a discount rate of 3.588%, instead of the 4% applied at the close of 2004. This required a higher provision for pension obligations and redundancy programs (€111 million) to be booked as a financial expense in 2005. Financial expenses for 2005 also include €60 million related to preferred shares issued by a finance subsidiary, which in 2004, when IAS 32 was not in force, were treated as minority interests and, therefore, the cost was not registered as a financial expense.

Income (Loss) from Associated Companies

In 2006, our share in the income of companies carried by the equity method was €63 million in 2006 compared with €67 million in 2005.

In 2005, our share in the income of companies carried by the equity method was €67 million in 2005 compared with €79 million in 2004.

Income (Loss) from Divestitures

2006 vs. 2005

Income from divestitures, net of losses, was €432 million in 2006 compared with €1,486 million in 2005.

The main items comprising this line item in 2006 were the following:

•       €196 million capital gain from the sale of Auna (5.01% stake);

•       €185 million capital gain from the sale of assets in the “Levante Sector” of Palma de Mallorca;

•       €27 million capital gain from the sale of NQF Gas (49% stake); and

•       €30 million capital gain from the sale of the generation business of Ampla.

2005 vs. 2004

Income from divestitures, net of losses, was €1,486 million in 2005 compared with €195 million in 2004.

The main items comprising this line item in 2005 were the following:

•       €1,273 million capital gain from the sale of Auna (a 27.7% stake);

•       €48 million capital gain from the sale of Sidec;

•       €24 million capital gain from the sale of Endesa Italia S.p.A.;

•       €16 million capital gain from the sale of Nueva Nuinsa, S.L.; and

•       €12 million capital gain from the sale of Lydec Lyonnaise des Eaux Casablanca.

The main items comprising this line item in 2004 were the following:

•       €102 million capital gain from the sale of the 11.64% interest in Aguas de Barcelona;

•       €14 million capital gain from the sale of Senda Ambiental, S.A.; and

•       €8 million capital gain from the sale of Netco Redes, S.A.

Disposal of Assets in the “Levante Sector” of Palma de Mallorca

In 2006, Endesa, through Bolonia Real Estate, sold the real estate assets that it owned in the area of Palma de Mallorca known as “Levante Sector”, consisting of urban development rights on approximately 180,000 m2 of land, to the Neinver Group through a bidding process.

In addition, we acquired an exclusively financial interest of 45% of the share capital of the Neinver Group, which will engage in the development of this land, for the sole purpose of receiving a share, in proportion to this percentage of ownership, of the additional future capital gains that might arise from the urban development of the land. We are not involved in the management of the Neinver Group and have limited our risk exposure to an amount proportional to our percentage of ownership.

The proceeds from the sale totaled €240 million, giving rise to a gross gain of €185 million (€165 million after taxes), after deducting the cost of relocating the electricity facilities located on this land and the amount of the investment in 45% of the share capital of the Neinver Group.

Disposal of Auna

In 2005, we sold our 27.7% stake in the Spanish telecoms operator Auna for €2,221 million, obtaining a net capital gain of €1,115 million.

The stake was sold to France Telecom pursuant to an agreement signed on July 29, 2005, which was formalized on November 8, 2005 after being approved by the European authorities.

On December 30, 2005, we sold to Deutsche Bank our remaining 5.01% stake in Auna for €378 million. Pursuant to the liquidity mechanism in the sale agreement, we retain the upside in the value of the shares. In the first sale of these shares which takes place on or after November 8, 2008, whether by Deutsche Bank or a subsequent holder of the shares, we have the right to receive 90% of the sale price in excess of €361 million, capitalized annually at a rate of 4.5%. The net capital gain on this sale was €171 million, although this was not booked until the first quarter of 2006, because as of December 31, 2005, the period for Auna’s shareholders to exercise their preemptive subscription rights had not expired.

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

Corporate Income Tax

2006 vs. 2005

Our corporate income tax expense increased 27.5%, to €1,007 million in 2006 from €790 million in 2005. See Note 20 to our consolidated financial statements for a complete description.

Our corporate income tax expense in 2006 was 21.0% of our consolidated income before tax and in 2005 was 17.4%. Of our corporate income tax expense in 2006, €731 million related to our domestic electricity business, €94 million related to our Latin American electricity business, €157 million related to our European electricity business, and €25 million related to our other businesses.

Our corporate income tax expense in 2006 includes a loss of €137 million derived from the lower carrying amount of deferred tax credits following the corporate income tax rate cut enacted in Spain. The 35% corporate tax rate prevailing in 2006 has been reduced to 32.5% in 2007 and will be reduced to 30% in 2008 and beyond. Separately, 2006 marked the completion of the corporate income tax inspection of the tax group headed up by Endesa for the period of 1998 to 2001. Endesa did not have to recognize any expense as a result of the inspection.

In 2006, Endesa Italia has proceeded to align the fiscal value of its assets with the accounting value, in accordance with the Italian Financial Law of 2006. Endesa Italia registered a smaller income tax of €148 million, which corresponds to the fiscal savings.

Lastly, in 2006 our corporate income tax reflected a profit of €170 million, derived from the merger between Chilectra and Elesur.

2005 vs. 2004

Our corporate income tax expense increased 124.4%, to €790 million in 2005 from €352 million in 2004, due to substantially increased pre-tax income.

Our corporate income tax expense in 2005 was 17.4% of our consolidated income before tax and in 2004 was 17.5%. Of our corporate income tax expense in 2005, €434 million related to our domestic electricity business, €168 million related to our Latin American electricity business, €104 million related to our European electricity business, and €84 million related to our other businesses.

Minority Interests

2006 vs. 2005

Income attributed to minority interests was €829 million in 2006 compared with income attributed to minority interests of €575 million in 2005. This increase was due in part to the increase in net income prior to minority interest from our business in Latin America.

2005 vs. 2004

Income attributed to minority interests was €575 million in 2005 compared with income attributed to minority interests of €408 million in 2004. This increase was due in part to our increase in net income prior to minority interest, which more than offset the treatment of our preference shares in 2005 as debt (versus treatment of our preference shares in 2004 as minority interest).

Net Income

In 2006, net income decreased 6.7%, to €2,969 million from €3,182 million in 2005, which, in turn, was an increase of 153.9% from 2004, in each case for the reasons described above.

U.S. GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. Our net income for 2006, 2005 and 2004 under IFRS was €2,969 million, €3,182 million and €1,253 million, respectively, and under U.S. GAAP was €2,916 million, €2,753 million and €1,454 million, respectively. Our equity at December 31, 2006, 2005 and 2004 under IFRS was €15,936 million, €16,327 million and €14,133 million, respectively, and under U.S. GAAP was €11,775 million, €12,010 million and €9,373 million, respectively.

Under U.S. GAAP, stockholders’ equity consists only of equity corresponding to the shareholders of the parent company. Under IFRS, equity includes the equity corresponding to the shareholders of both the parent company and the minority interests.

The principal differences between IFRS and U.S. GAAP with respect to our consolidated financial statements, in addition to the one explained above, relate to:

•       adjustments to the cost of property and equipment due to the 1996 legal restatement of fixed assets;

•       elimination in all previous presented periods prior to January 1, 2004, all inflation adjustments recorded as part of the depreciated cost of the property, plant and equipment in Foreign Subsidiaries;

•       goodwill and business combinations;

•       treatment of pension plans and early retirements;

•       revenue recognition;

•       accounting for certain investments in equity securities;

•       derivative instruments and hedging activities;

•       currency translation adjustment;

•       sale and leaseback involving real estate;

•       translation gains or losses in intercompany’s transactions; and

•       Spanish tax law reforms.

See Note 30 to our consolidated financial statements for a complete description of these adjustments.

New U.S. Accounting Pronouncements

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”.

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

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are assessing the impact of the adoption of FIN 48.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financia1 Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Endesa currently evaluating the impact that will result from the adoption of SFAS 157.

Employers’ Accounting for Defined Pension and Other Postretirement Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. This Statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to Statement 87 or 106. The Statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The Statement was effective at fiscal year-end 2006 and we adopted the Statement at that time, as explained in sub note 10 of Note 30 of our consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. We are currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

Considering the Effects of Prior Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.

Gross versus Net Presentation of Taxes Collected from Customers

In June 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-03”). EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies”, if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

B.   LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2006, 2005 and 2004, we used cash provided by operating activities, external borrowings (including available lines of credit) and proceeds from the disposal of assets. We used these sources of liquidity primarily for capital expenditures, investments and dividend payments. Our management believes that the funding available to us from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

Cash Flow Analysis

Our cash and cash equivalents were €965 million at December 31, 2006, €2,614 million at December 31, 2005 and €2,178 million at December 31, 2004. The decrease in cash and cash equivalents in 2006 was due to the use of €3,083 million in investing activities and €2,408 million in financing activities, offset in part by cash provided by operating activities of €3,878 million.

As a percentage of total assets, cash and cash equivalents were 1.8% at December 31, 2006 compared with 4.7% at December 31, 2005, and 4.6% at December 31, 2004.

The following table sets forth consolidated cash flow data for 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
	(millions of euros)
Net cash provided by operating activities	3,648	3,362	3,878
Net cash used in investing activities	1,836	718	3,083
Net cash used in financing activities	1,703	2,326	2,408

Operating Activities

Our cash provided by operating activities increased 15.3% to €3,878 million in 2006 from €3,362 million in 2005. This increase was primarily due to a 10.3% increase in cash flow to €4,643 million in 2006 from €4,209 million in 2005, and a decrease in net working capital of €745 million to €443 million in 2006 from €1,188 million in 2005.

Our cash provided by operating activities decreased 7.8% to €3,362 million in 2005 from €3,648 million in 2004. This decrease was primarily due to an increase in net working capital of €1,434 million, partially offset by a 125.9% increase in income before taxes to €4,547 million in 2005 from €2,013 million in 2004.

Investing Activities

Our cash used in investing activities amounted to €3,083 million in 2006 compared with €718 million in cash used in investing activities in 2005, which was primarily due to a 35% decrease in proceeds from disposal of investments to €2,392 million in 2006 from €3,702 million in 2005.

Our cash used in investing activities amounted to €718 million in 2005 compared with €1,836 million in cash used in investing activities in 2004, which was primarily due to a 435.0% increase in proceeds from disposal of investments to €3,702 million in 2005 from €692 million in 2004.

Financing Activities

Our net cash used in financing activities was €2,408 million in 2006 compared with net cash used in financing activities of €2,326 million in 2005 which was primarily due to an increase in dividends payments to €2,767 million in 2006 from €970 million in 2005.

Our net cash used in financing activities was €2,326 million in 2005 compared with net cash used in financing activities of €1,703 million in 2004, which was primarily due to higher repayments of long-term debt (€1,737 million in 2005 compared to €455 million in 2004).

In 2006, 2005 and 2004 our primary financing activities have involved a variety of short- and medium-term financial instruments, principally bonds and debentures, commercial paper and borrowings from financial institutions. The amount of bonds and debentures payable by Endesa was approximately €10,912 million at December 31, 2006, €12,039 million at December 31, 2005, and €12,027 million at December 31, 2004. The amount of borrowings from financial institutions payable by Endesa was €7,948 million at December 31, 2006, €6,553 million at December 31, 2005, and €6,043 million at December 31, 2004. The amount of other financial liabilities was €826 million at December 31, 2006, €1,026 million at December 31, 2005, and €1,186 million at December 31, 2004. The value of outstanding preference shares was €1,430 million at December 31, 2006. Since IASs 32 and 39 were not applied as of December 31, 2004, the preference shares were classified under “Equity—Minority Interests” as of such date.

At December 31, 2006, €15.0 billion, or 76%, of our net financial liabilities were primarily in euro (76%). The average interest rate of our outstanding indebtedness was 5.45% for 2006. In 2006, the average interest rate of our domestic electricity business was 4.18%, the average interest rate of our Latin American electricity business was 8.44%, and the average interest rate of our European electricity business was 3.95%. Approximately 65% of our financial liabilities were at fixed and hedged rates at December 31, 2006.

Capital Expenditures and Capital Investments

The following table sets forth our capital expenditures and other capital investments for 2004, 2005 and 2006.

	2004		2005		2006
	(millions of euros)
Capital expenditures:
Power stations	1,116		1,294		1,764
Distribution facilities	1,329		1,779		1,901
Other	120		186		105
Total capital expenditures	2,565		3,259		3,770
Investments:
Total other investments	884	(1)	381	(2)	566	(3)
Total capital expenditures and other investments	3,449		3,640		4,336

(1)          Includes mainly a €121 million investment to acquire an additional interest in Snet, a €261 million investment to acquire an additional interest in Auna and a €187 million capital subscription in Smartcom.

(2)          Includes mainly a €151 million investment to acquire 100% of Finerge and a €27 million purchase of minority shareholders’ interests in Sodelif, Bialystok and San Isidro.

(3)          Includes mainly a €57 million investment to acquire 58.35% of Centro Energía Teverola, a €35 million investment to acquire 58.35% of Centro Energía Ferrara, a €26 million investment to acquire 100% of P.E. Monte Cute and a €15 million investment to acquire 100% of P.E. Marco Aurelio Severino.

Planned Capital Expenditures

Pursuant to our strategic plan we invested €4,336 million in our businesses in 2006. For the period 2007-2009 we expect to invest a total of approximately €12.3 billion in our businesses, broken down as follows:

2007-2009
(billions of euros)
Spain and Portugal	6.7
Development of new generating capacity	3.2
Maintenance investments	3.5
Other Countries in Europe	2.9
Development of new generating capacity	2.5
Maintenance investments	0.4
Latin America	2.5
Development of new generating capacity	1.0
Distribution and maintenance investments	1.5
Other	0.2
Total	12.3

We expect to invest approximately 54.5% of the total investment in the Spanish and Portuguese electricity business between 2007 and 2009. With this investment, we expect to increase our installed capacity substantially and to revamp our electricity distribution infrastructures so as to improve the security and quality of our supply.

Between 2007 and 2009, approximately 23.6% of the total investment is expected to be allocated to the business in other European countries, and the remaining 21.9% is expected to be invested in the Latin American electricity business.

See “Forward-Looking Statements”.

Net Financial Debt

Our net financial debt (defined as short- and long-term debt minus cash and short-term financial deposits, net of derivatives) increased by €1,559 million, or 8.5%, to €19,840 million at December 31, 2006, compared to December 31, 2005, principally due to the decrease in cash and cash equivalents explained in “—Cash Flow Analysis”.

The following table sets forth a reconciliation of net financial debt, a non-IFRS measure which our management uses to measure our liquidity, and the consolidated debt figure on our consolidated balance sheet. We believe that net financial debt provides investors with a better understanding of our liquidity position and requirements, if any, that we may have for external financing. The figures for 2004 in the following table have been prepared in accordance with IFRS, except that we have applied the exception provided for under IFRS, whereby we were not required to apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). The application of IAS 32 and IAS 39 at January 1, 2005, led to a rise in net financial debt to €18,698 million at January 1, 2005, from €17,078 million at December 31, 2004, mainly due to the reclassification of preference shares. Preference shares, which are shares of subsidiaries held by third parties, had been classified as minority interests prior to January 1, 2005, and were reclassified as a financial liability effective January 1, 2005.

	At December 31
	2004	2005	2006
	(millions of euros)
Long-term debt	17,715	18,587	20,487
Short-term debt	1,541	2,450	629
Cash and short-term financial deposits	(2,178)	(2,614)	(965)
Derivatives measurement	—	(142)	(311)
Net financial debt	17,078	18,281	19,840
Consolidated debt on our balance sheet	19,256	21,037	21,116

Our debt/equity plus minority interests ratio rose to 124.5% at December 31, 2006 from 112.0% at December 31, 2005, principally due to the increase in debt and the slight decrease in shareholders’ equity. The ratio of net financial debt to operating income improved to 3.79 in 2006 from 4.13 in 2005.

Our debt/equity plus minority interests ratio declined to 112.0% at December 31, 2005 from 120.8% at December 31, 2004, principally due to the fact that the increase in shareholders’ equity offset, in part, the increase in debt. The ratio of net financial debt to operating income improved significantly to 4.13 in 2005 from 6.00 in 2004.

Financing Obligations

Our financial debt was €21,116 million at December 31, 2006, an increase of €79 million compared with financial debt of €21,037 million at December 31, 2005.

The following table sets forth the amortization schedule for our consolidated debt at December 31, 2006:

	2007	2008	2009	2010	2011	Subsequent Years	Total
	(millions of euros)
Debentures and bonds	75	1,376	2,451	184	654	4,596	9,336
Notes payable	—	—	—	—	1,373	—	1,373
Loans and credits	490	617	395	888	3,868	1,425	7,683
Suppliers, leasing, other	63	172	217	92	217	64	825
Preference shares	—	—	—	—	—	1,430	1,430
Derivatives	1	19	130	18	5	296	469
Total	629	2,184	3,193	1,182	6,117	7,811	21,116

Capital Resources

In the past our main sources of liquidity have been our cash flows from operations, bank financing, issuances of commercial paper and debt securities and the proceeds from our divestments. As of December 31, 2006, total available liquidity (except for available liquidity at the Enersis level) was €6,197 million, consisting of €5,854 million available in unused credit lines, of which €1,837 million will expire by the end of 2007 and €4,017 million will expire thereafter, and €343 million in cash and liquid investments. Any future downgrades of our credit ratings by rating agencies will not preclude us from using any of our existing credit lines.

The following is a discussion of certain material financing transactions entered into by Endesa, S.A. or its wholly owned subsidiaries.

Short-Term Borrowings

We have short-term revolving credit facilities in an aggregate amount of €1,846 million, €9 million of which was used at December 31, 2006. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR) plus an average margin of 17 basis points.

Commercial Paper Program

In 1998, our wholly owned finance subsidiary, Endesa Internacional B.V., established a commercial paper program under which it may issue up to an aggregate principal amount of €2 billion. At December 31, 2006, an aggregate principal amount of €751 million was outstanding under this commercial paper program.

Domestic Paper Program

We may issue up to an aggregate principal amount of €2 billion under our domestic paper program. At December 31, 2006, an aggregate principal amount of €622 million was outstanding under this domestic paper program.

Medium-Term Note Program

In 1995, International Endesa B.V. established a medium-term note program under which it may issue up to an aggregate principal amount of €10 billion of medium-term notes. The notes issued under this program have maturities between 2 and 40 years. At December 31, 2006, an aggregate principal amount of €3,821 million was outstanding under this medium-term note program.

In 2004, we established Endesa Capital, S.A. with a medium-term note program under which it may issue up to an aggregate principal amount of €5 billion of medium-term notes. The notes issued under this program have maturities between 2 and 5 years. At December 31, 2006, an aggregate principal amount of €1,357 million was outstanding under this medium-term note program.

Long-Term Borrowings

We had long-term revolving credit facilities of €6,893 million at December 31, 2006, €5,330 million at December 31, 2005 and €3,850 million at December 31, 2004, of which approximately €4,017 million were unused at December 31, 2006, €4,173 million were unused at December 31, 2005 and €2,640 million were unused at December 31, 2004. These credit facilities have an average maturity period of 3 years and 7 months. Interest in respect of any borrowings under these credit facilities is at a floating rate (EURIBOR or LIBOR) plus an average spread of 19 basis points. Our credit facilities may serve as backstops for our short-term obligations, including commercial and domestic paper and domestic borrowings. The above numbers include the syndicated revolving credit facility of €1,500 million formalized in 2005 with 38 financial institutions, €750 million of which was used at December 31, 2006. The initial maturity was 5 years, which was extended for one additional year in March 2006.

In January 2006, we finalized a loan with the European Investment Bank for €300 million with a term of 10 years.

Between March and April 2006, we renegotiated the terms and conditions of long-term bilateral credit facilities in an aggregate principal amount of €3,058 million, with a final maturity of 5 years.

In June 2006, we entered into a “Club Deal” credit facility worth €2.7 billion in two equal tranches of €1.35 billion and terms of one and two years, respectively. We also finalized a loan with the Instituto de Crédito Oficial (“ICO”) in the amount of €250 million, with a term of 10 years.

In the first six months of 2006, we finalized long-term bilateral credit facilities worth a total of €275 million, and an initial maturity of 5 years with the option to extend for an additional 2 years.

Private Placement

On September 9, 2004, our wholly owned subsidiary, International Endesa BV, issued a private placement of $575 million in notes. The notes issued have maturities between 7 and 15 years. Payments of interest to holders of these notes will be made every six months. At December 31, 2006 and December 31, 2005, an aggregate principal amount of $575 million was outstanding under this private placement.

In November 2006, Endesa Capital, S.A. completed five private placement transactions worth €1.3 billion with a weighted average term of 2.81 years.

Covenants in Our Indebtedness

As of the date of this annual report, our credit ratings are as follows:

Credit Agency	Long-Term	Short-Term	Outlook
Standard & Poor’s	A	A-1	Watch Negative
Moody’s	A3	P-2	Watch Negative
Fitch Ratings	A+	F1	Watch Negative

Our financial debt contains customary covenants for contracts of this nature. Except as described below, we do not have in our financing contracts any triggers involving financial ratios that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. At December 31, 2006, approximately €771 million of our debt with the European Investment Bank could require additional guarantees in the event that Moody’s or Standard & Poor’s change their respective views regarding our credit rating, compared to €889 million of our debt at December 31, 2005. Most of the contracts governing indebtedness to third parties of the companies consolidated with Endesa’s renewable energies subsidiary, ECyR, and of certain Latin American subsidiaries include customary project finance covenants relating to the maintenance of certain financial ratios. These contracts also require that all assets assigned to the projects be pledged in favor of the creditors. The outstanding balance of our third-party debt that includes such covenants amounted to €434 million at December 31, 2006, and €405 million at December 31, 2005.

As is customary, a significant portion of Enersis’ and Endesa Chile’s financial indebtedness is subject to cross-default provisions, such that if a subsidiary of Enersis or Endesa Chile defaulted on a payment obligation or other commitment, such a default could trigger an acceleration in payment of a significant part of the indebtedness of Enersis or Endesa Chile, as the case may be. In general, these cross-default provisions would be triggered by a default in respect of debt principal in excess of US$ 30 million. In addition, many of these agreements also contain cross-acceleration provisions under certain circumstances, such as certain governmental actions, insolvency proceedings and judicial asset expropriations. The financial indebtedness of Endesa, S.A., International Endesa B.V. and Endesa Capital, S.A. does not contain cross-default clauses which relate to debt of our Latin American subsidiaries and Endesa Italia.

At December 31, 2006, neither Endesa, S.A. nor any of our major subsidiaries was in breach of the financial or other covenants contained in agreements governing financial indebtedness, which could trigger an acceleration in payment of such indebtedness.

In addition, Endesa and its subsidiaries have loans or other financial agreements with financial institutions that could be accelerated if Acciona and Enel acquire control of Endesa as a result of their tender offer for all of the outstanding ordinary shares and ADSs of Endesa. Approximately $176 million in bank loans would be subject to prepayment if a change of control of Endesa takes place and another €493 million in derivative contracts could be called in early if, as a consequence of the change of control, a significant reduction in Endesa’s rating takes place.

If the tender offer by Acciona and Enel is successful, it is possible that an agreement entered into between E.On, Acciona and Enel on April 2, 2007, regarding the transfer of certain of Endesa’s assets to E.On will be implemented. There can be no assurances that, should such an assignment occur, it would not have a material adverse effect on Endesa’s solvency or that loans arranged by Endesa with the European Investment Bank in the amount of approximately €921 million would not be accelerated.

Since the tender offer contemplates the acquisition by Enel and Acciona of 100% of the outstanding ordinary shares of Endesa, S.A., the tender offer may, if successful, lead to a change in control of Endesa. There can be no assurances that the financial policies which Enel and Acciona may adopt as controlling shareholders of Endesa following completion of the tender offer (if successful) would not have a material adverse effect on Endesa’s financial condition and results of operations. “Item 3. Key Information—Risk Factors—Other Risks—We are subject to a takeover bid”.

Our directors believe that the existence of these acceleration triggers will not alter the current/non-current classification in the consolidated balance sheet included elsewhere in this annual report.

Guarantees Provided

At December 31, 2006 and 2005, we provided guarantees to third parties of €211 million and €187 million, respectively, in connection with our business activities. See “Item 7. Major Shareholders and Related Party Transactions”.

Recent Financing Transactions

The most significant financial transactions performed in 2006 in the capital and banking markets by us and our directly owned investees, excluding Enersis, in addition to those mentioned previously, are as follows:

•       In January 2006, we entered into a €300 million loan from the European Investment Bank.

•       In March 2006, we extended the term of a syndicated loan for €2 billion that was formalized in April 2005 for one additional year (which extension was accepted by lenders representing 86% of the aggregate amount of the loan).

•       Between March and June 2006, we signed bilateral credit facilities in the aggregate amount of €675 million, of which €275 million had a maturity of 5 years with an option to renew for two more years.

•       In June 2006 we finalized a “Club Deal” credit facility with 15 financial institutions for €2.7 billion, structured in two equal tranches with terms of 1 and 2 years, respectively.

•       In June 2006 we borrowed €250 million from the ICO, with final maturity in 2016.

•       In June 2006, we offered our first “Schuldschein” for German investors, in the aggregate amount of €21 million for a term of 10 years.

•       In November 2006, we securitized our tariff deficit collection rights for 2005 by assigning them to certain banks, without recourse, in return for €1,676 million.

•       In November 2006, Endesa Capital, S.A. completed five private placement transactions worth €1.3 billion with a weighted average term of 2.81 years.

•       In 2006, we extended, for one additional year, certain bilateral long-term lines of credit in an aggregate amount of €3.058 billion and an initial maturity of 5 years.

•       In December 2006, we extended the commercial paper program of Endesa Internacional, B.V., guaranteed by us, changing the limit of the program from $2,000 million to €2,000 million.

•       In 2006, Endesa Italia finalized loans and credit facilities worth an aggregate of €495 million, with €250 million maturing in five years and the remainder maturing in one year.

Below we provide a description of the most significant financial transactions we carried out in 2006 through our investees in Chile, Brazil, Argentina, Colombia and Peru.

•       In Chile, Enersis entered into revolving credit facilities worth $200 million for a term of 3 years. At the same time, Endesa Chile entered into two credit facilities for $200 million each, on terms of 3 and 5.5, respectively.

•       In Brazil, in June 2006, the International Finance Corporation (IFC), a part of the World Bank, took a 2.702% stake in Endesa Brasil, for a total capital investment in Brazilian reals equivalent to $50 million.

•       In Brazil, in August 2006, Ampla issued Brazilian bonds amounting to BRL 370 million maturing between 5 and 6 years. In November 2006, Ampla agreed to a loan with the National Development Bank for BRL 301 million with a term of 5.5 years.

•       In Brazil, Coelce finalized a loan with Banco del Nordeste for BRL 130 million over a term of 8 years.

•       In Brazil, in December 2006, CIEN refinanced all its third-party debt with a six-year syndicated loan deal for BRL 600 million.

•       In Argentina, in May 2006, Chocón refinanced its debt and signed a five-year syndicated loan for $100 million.

•       In Colombia, in February 2006, Betania refinanced its debt with the issuance of Colombian bonds amounting to COL 100,000 million maturing in seven years. Betania also agreed to a “Club Deal” syndicated loan for COL 270,000 million with a term of six years.

•       In Peru, Edelnor issued Peruvian new sol-denominated bonds for a total amount of PEN 168 million, maturing between 3 and 10 years.

•       In Peru, Edegel issued Peruvian new sol-denominated bonds in three issuances for a total amount of PEN 80 million, maturing between 4 and 7 years.

Transactions with Unconsolidated Special-Purpose Entities

As of the date of this annual report, we had no material transactions with non-consolidated special-purpose entities or majority-owned subsidiaries that are not included in our consolidated financial statements or any other interest in or relationship with any other special-purpose entities that are not reflected in our consolidated financial statements.

Interest Rate and Foreign Currency Exchange Rate Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in equity, investment prices and foreign currency exchange rate fluctuations. To manage this exposure, we employ risk management strategies including the use of derivatives such as interest rate swap agreements, foreign currency forwards and currency swap agreements. As of December 31, 2006, approximately 65% of our net financial liabilities were at fixed and hedged rates. We do not hold financial derivatives for trading purposes. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Endesa conducts environmental research and development projects primarily in connection with developing renewable energy sources, clean combustion and improvements in electrical lines. Research and development expenses amounted to €39 million, €42 million and €22 million in 2006, 2005 and 2004, respectively.

D.   TREND INFORMATION

For information on the principal trends and uncertainties affecting our results of operations, financial condition and businesses, see “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company—Business Overview”, “Item 4. Information on the Company—Business Overview—Electricity Business in Spain and Portugal”, “Item 4. Information on the Company—Business Overview—Electricity Business in Europe”, “Item 4. Information on the Company—Business Overview—Electricity Business in Latin America”, “Item 4. Information on the Company—Business Overview—Regulation” and “—Operating Results” and “—Liquidity and Capital Resources”.

E.   OFF-BALANCE SHEET ARRANGEMENTS

None.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006, for the years indicated below, including, as appropriate, certain estimates as described in the footnotes to the table below:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(millions of euros)
Long-term and short-term debt obligations(1)	1,104	6,178	7,881	9,582	24,745
Capital (Finance) lease obligations	9	33	20	63	125
Operating lease obligations	67	120	100	125	412
Purchase obligations(2)	4,731	5,101	4,013	10,438	24,283
Other long-term liabilities reflected in the primary financial statements(3)	431	693	658	1,959	3,741
Total	6,342	12,125	12,672	22,167	53,306

(1)          The amount of obligations includes the projected effect of debt servicing together with the estimated interest due on fixed rate debt based on the gross face value of the debt before derivatives at year-end. No non-accrued interest due on variable rate debt has been included.

(2)          Includes principally payments under long-term supply contracts. Due to the fact that our obligations under these contracts are satisfied through delivery of physical units, we have used forward market prices at December 31, 2006, to estimate our obligations.

(3)          Includes:

a.                 Obligations in respect of our workforce restructuring plans that were recorded as a provision in our consolidated balance sheet as of December 31, 2006.

b.                Obligations assumed in connection with pensions and other post-employment benefits that were recognized as provisions in our December 31, 2006, balance sheet.

c.                 Estimated future annual contributions to pension plans for 2007 (€60 million). It does not include any other future annual contributions to pension plans for subsequent years because we consider that such contributions are not contractual obligations as of December 31, 2006, in light of the fact that we have not committed to pay such amounts as of such date. Such contributions will be part of the remuneration of the employees as a component of their salaries and the final amount will depend on the evolution of the staff and their basic wages.

The contractual obligations set forth in the table above reflect mainly those agreements and obligations that in the ordinary course of our operations are customary and necessary in light of the activities in which we engage. In particular, many of the obligations set forth above are designed to ensure adequate supplies of combustibles used in our operations or otherwise to seek medium- to long-term success of our business through medium- to long-term investments and/or contractual obligations to electricity supply in Latin America. We believe that our operating revenues will be sufficient to satisfy our obligations set forth above, as well as our other operating costs and remuneration to our shareholders.

G.   [Reserved]

ITEM 6.                              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names of the members of our Board of Directors at May 31, 2007, their current positions with us, the year they were appointed to the board, the year in which their current term expires and their principal occupations outside Endesa.

Name	Position	Year First Appointed	Current Term Expires	Present Principal Occupations Outside Endesa
Manuel Pizarro Moreno(1)(2)	Chairman	1996; 2002(3)	2009	Deputy Chairman, Bolsa de Madrid; Deputy Chairman, Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.
Rafael Miranda Robredo(1)(2)	Director and Chief Executive Officer	1997	2009	Chairman, Eurelectric
Alberto Alonso Ureba(1)(4)	Director	1998	2007	Professor of Commercial Law, King Juan Carlos University of Madrid.
Miguel Blesa de la Parra(1)(5)	Director	2000	2009

Chairman, Caja Madrid; Chairman, Corporación Financiera Caja Madrid; Chairman, Fundación Caja Madrid; Chairman, Altae Banco; Deputy Chairman, Iberia, L.A.E., S.A.; Deputy Chairman, Confederación Española de Cajas de Ahorro; Director, Fomento de Construcciones y Contratas, S.A.

José María Fernández Cuevas(1)(4)(6)	Director	1998	2007	Secretary Non-Director, Cliner, S.A.; Director, Seguridad Vial ADA.
José Manuel Fernández- Norniella(1)(4)	Director	1998	2007	Director, Iberia, LAE, S.A. Director Caja Madrid
Rafael González-Gallarza Morales(4)(7)	Director	1998	2007	Director, Pernod Ricard Paris, S.A.; Chairman, Prensa Malagueña, S.A.

Juan Ramón Quintás Seoane(4)(7)	Director	2004	2008

Chairman and Managing Director, Confederación Española de Cajas de Ahorro (CECA); Director, Caser Grupo Asegurador; Director, Lico Corporación, S.A.; Director, Ahorro Corporación; Deputy Chairman, Agrupación Europea de Cajas de Ahorros; Member, Comisión Gestora del Fondo de Garantía de Depósitos en Cajas de Ahorro.

Francisco Javier Ramos Gascón(4)(6)	Director	2001	2009	Director, Sociedad Rectora de la Bolsa de Madrid S.A.; Chairman, Araluz de Inversiones, S.A. SICAV
Alberto Recarte Garcia- Andrade(4)(6)	Director	2005	2009

Deputy Chairman and Managing Director, Centunion, Española de Coordinación Técnica y Financiera, S.A.; Director, Caja de Madrid; Director, Corporación Caja de Madrid; Chairman, Libertad Digital Newspaper

Manuel Ríos Navarro (4)(7)	Director	1998	2007	Deputy Chairman and Managing Director, Industrias Peleteras, S.A., Inpelsa
Juan Rosell Lastortras(4)(7)	Director	2005	2009	Director, Aguas de Barcelona, S.A.; Director, Applus Servicios Tecnológicos, S.L.; Director, Siemens, S.A.
José Serna Masiá(4)(6)	Director	2000	2008	Notary for Barcelona.
Salvador Montejo Velilla(8)(9)	Secretary General and Secretary to the Board	1999

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

(6)          Member of the Audit and Control Committee.

(7)          Member of the Appointments and Compensation Committee.

(8)          Non-Director.

(9)          Secretary of the Executive Committee of the Board of Directors, the Audit and Control Committee and the Appointments and Compensation Committee.

Those directors next to whose name footnote (4) appears may only be reelected for two terms.

The following table sets forth the names of our executive officers, their current positions with us, the number of years at their positions, the number of years with the Endesa Group, their areas of experience at the Endesa Group and their business experience outside the Endesa Group during the past five years. Each executive officer is appointed for an indefinite term.

Name	Position	Number of Years at Position	Number of Years at Endesa Group	Areas of Experience at Endesa Group	Business Experience Outside Endesa Group during Past 5 Years
Manuel Pizarro Moreno	Chairman	6	11	Deputy Chairman	Chairman, Ibercaja
Rafael Miranda Robredo	Chief Executive Officer	10	19	General management
Salvador Montejo Velilla	General Secretary and Secretary to the Board	8	8	General Secretary and Secretary to the Board
José Damián Bogas Gálvez	Executive Vice-President—Spain and Portugal	10	25	General management electricity business
Pedro Larrea Paguaga	Executive Vice-President—Latin America	1	10	General management electricity business
Jesús Olmos Clavijo	Executive Vice-President—Endesa Europa	3	16	Management in Chairman Office, International projects and technological development
Francisco de Borja Acha Besga	Senior Vice-President—Legal Affairs	9	9	Legal department
José Luis Palomo Álvarez	Chief Financial Officer	15	15	Chief Financial Officer

Carlos Torres Vila	Senior Vice-President Strategy	5	5	Strategy
Germán Medina Carrillo	Senior Vice-President—Human Resources	19	20	Human Resources
Gabriel Castro Villalba	Senior Vice-President—Communication	9	9	Communications
Antonio Pareja Molina	Senior Vice-President—Services	3	20	General management planning and resources

B.   COMPENSATION

Board of Directors

Article 40 of Endesa’s Articles of Association provides that:

“The compensation of the Directors will consist of the following items: a fixed monthly fee and participation in profits. The aggregate annual compensation of the Board of Directors in respect of the foregoing items shall be 0.1 percent of consolidated profit, as approved by the Shareholders’ Meeting, provided that the Board of Directors may reduce this percentage in such fiscal years as it deems appropriate. The foregoing is without prejudice to the provisions of paragraph 3 of this Article with respect to attendance fees”.

“The Board of Directors shall make all determinations with respect to the distribution of said amount as between the foregoing items and as between Directors when, as and how it determines in its full discretion”.

“The members of the Board of Directors will also receive fees for meetings attended of the Board of Directors and any committees thereof. The amount of these fees will not exceed such amount as, in accordance with the preceding paragraphs, can be established within such limits”.

“The compensation contemplated in the preceding paragraphs for service as a Director shall be compatible with such other compensation as may be due to the Directors for any other executive or advisory functions that, as the case may be, he or she renders to the company beyond the supervisory and decision-making functions arising from their service as Directors, such other functions being subject to the legal requirements thereto applicable”.

“In accordance with section 130 of the Spanish Companies Law, Directors may receive compensation constituting participation in the company’s profits to the extent legal and statutory reserve requirements have been met and shareholders have been accorded a dividend of at least 4 percent of consolidated profit”.

Accordingly, Endesa’s directors receive compensation for their service on Endesa’s Board of Directors, and in some cases for their service on the boards of directors of Endesa’s subsidiaries. In addition, directors that are also executive officers of Endesa receive compensation for their employment with the company.

In 2005 and 2006, Endesa’s directors received a fixed monthly fee amounting to €4,006.74 and an attendance fee of €2,003.37 for each meeting attended of the Board of Directors, the Executive Committee, the Nominations and Compensation Committee and the Audit and Control Committee.

The following charts set forth the compensation received by each member of the Board of Directors in 2005 and 2006:

Fixed Compensation

	2005		2006
Name	As Director	As Executive Officer	As Director	As Executive Officer
	(euros)		(euros)
Manuel Pizarro Moreno(1)	48,081	1,200,000	48,081	1,249,200
Rafael Miranda Robredo(1)	48,081	1,080,000	48,081	1,124,280
Alberto Alonso Ureba	48,081	—	48,081	—
Miguel Blesa de la Parra	48,081	—	48,081	—
Rafael Español Navarro(2)	24,040	—	—	—
José María Fernández Cuevas	48,081	—	48,081	—
José Manuel Fernández-Norniella	48,081	—	48,081	—
José Fernández Olano(2)	24,040	—	—	—
Rafael González-Gallarza Morales	48,081	—	48,081	—
Francisco Núñez Boluda(3)	48,081	—	8,013	—
José Luis Oller Ariño(2)	24,040	—	—	—
Juan Ramón Quintás Seoane(4)	—	—	—	—
Francisco Javier Ramos Gascón	48,081	—	48,081	—
Alberto Recarte García-Andrade(5)	28,047	—	48,081	—
Manuel Ríos Navarro	48,081	—	48,081	—
Juan Rosell Lastortras(5)	28,047	—	48,081	—
José Serna Masiá	48,081	—	48,081	—
	657,105	2,280,000	584,985	2,373,480
Total	2,937,105		2,958,465

(1)          In all Endesa group companies, the fixed salary of the chief executive officer is 10 percent less than the fixed salary of the executive chairman.

(2)          Term expired on May 27, 2005.

(3)          Term expired on February 25, 2006.

(4)          Does not accept compensation other than attendance fees.

(5)          Joined the Board of Directors on May 27, 2005.

Variable Compensation

	2005		2006
Name	As Director	As Executive Officer	As Director	As Executive Officer
	(euros)		(euros)
Manuel Pizarro Moreno	14,806	829,323	39,667	1,640,963
Rafael Miranda Robredo(1)	14,806	711,272	39,667	1,431,187
Alberto Alonso Ureba	14,806	—	39,667	—
Miguel Blesa de la Parra(2)	—	—	—	—
Rafael Español Navarro(3)	14,806	—	16,528	—
José María Fernández Cuevas	14,806	—	39,667	—
José Manuel Fernández-Norniella	14,806	—	39,667	—
José Fernández Olano(3)	14,806	—	16,528	—
Rafael González-Gallarza Morales	14,806	—	39,667	—
Francisco Núñez Boluda	14,806	—	39,667	—
José Luis Oller Ariño(3)	14,806	—	16,528	—
Juan Ramón Quintás Seoane(4)	—	—	—	—
Francisco Javier Ramos Gascón	14,806	—	39,667	—
Alberto Recarte García-Andrade(5)	—	—	23,139	—
Manuel Ríos Navarro	14,806	—	39,667	—
Juan Rosell Lastortras(5)	—	—	23,139	—
José Serna Masiá	14,806	—	39,667	—
	192,478	1,540,595	492,532	3,072,150
Total	1,733,073		3,564,682

(1)          The total variable compensation of Mr. Miranda was €750,113 in 2005 and €1,484,241 in 2006. These amounts have been reduced by €38,841 and €53,054, respectively, in respect of amounts received for attendance at meetings of the board of directors of Endesa subsidiaries.

(2)          Does not accept compensation other than fixed compensation and attendance fees.

(3)          Term expired on May 27, 2005.

(4)          Does not accept compensation other than attendance fees.

(5)          Joined the Board of Directors on May 27, 2005.

Attendance Fees
(for Endesa)

Name	2005	2006
	(euros)
Manuel Pizarro Moreno	106,179	130,219
Rafael Miranda Robredo	106,179	130,219
Alberto Alonso Ureba	104,175	130,219
Miguel Blesa de la Parra	94,158	108,182
Rafael Español Navarro(1)	34,057	—
José María Fernández Cuevas	106,179	138,233
José Manuel Fernández-Norniella	96,162	124,209
José Fernández Olano(1)	32,054	—
Rafael González-Gallarza Morales	54,091	62,104
Francisco Nuñez Boluda(2)	58,098	16,027
Juan Ramón Quintás Seoane(3)	64,108	—
José Luis Oller Ariño(1)	36,061	—
Francisco Javier Ramos Gascón	60,101	60,101
Alberto Recarte García-Andrade	24,040	56,094
Manuel Ríos Navarro	54,091	66,111
Juan Rosell Lastortras	20,034	38,064
José Serna Masiá	62,104	60,101
Total	1,111,871	1,119,883

(1)          Term expired on May 27, 2005.

(2)          Term expired on February 25, 2006.

(3)          Did not attend any meetings during the year.

Attendance Fees
(for Subsidiary Companies)

Name	2005	2006
	(euros)
Manuel Pizarro Moreno	—	—
Rafael Miranda Robredo	89,755	97,128
Alberto Alonso Ureba	—	—
Miguel Blesa de la Parra	—	—
Rafael Español Navarro(1)	31,778	—
José María Fernández Cuevas	21,136	—
José Manuel Fernández-Norniella	43,118	37,633
José Fernández Olano(1)	30,288	—
Rafael González-Gallarza Morales	18,032	20,034
Francisco Nuñez Boluda(2)	18,030	22,037
Juan Ramón Quintás Seoane	—	—
José Luis Oller Ariño(1)	11,019	—
Francisco Javier Ramos Gascón	22,037	22,037
Alberto Recarte García-Andrade	8,013	20,034
Manuel Ríos Navarro	22,038	20,034
Juan Rosell Lastortras	2,400	30,594
José Serna Masiá	22,037	22,037
Total	339,681	291,568

(1)          Term expired on May 27, 2005.

(2)          Term expired on February 25, 2006.

Other Compensation

Name	2005	2006
	(euros)
Manuel Pizarro Moreno	4,444	4,342
Rafael Miranda Robredo	21,014	21,608
Rafael Español Navarro(1)	7,021	—
Total	32,479	25,950

(1)          Term expired on May 27, 2005.

Advances and Loans

Name	2005	2006
	(euros)
Rafael Miranda Robredo(1)	435,379	375,379

(1)          These advances were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date. Of these figures, €92,802 in 2005 and €32,802 in 2006 were loans at an interest rate of Euribor plus 0.5%.

Pension Fund Contributions

Name	2005	2006
	(euros)
Manuel Pizarro Moreno	236,655	441,772
Rafael Miranda Robredo(1)	2,122,182	4,926,911

(1)          The Company has established the right to early retirement, and a guarantee of future rights with regard to pensions and compensation, for staff who meet certain age and seniority requirements. Thus, of the contributions in 2005, €1,389,000 correspond to anticipated premiums to be paid to meet pension obligations pending in future fiscal years in favor of the Chief Executive Officer, as well as for other personnel subject to the same age and seniority requirements. For 2006, the contributions totaled €4,321,190.

Life Insurance Premiums

Name	2005	2006
	(euros)
Manuel Pizarro Moreno	119,509	96,716
Rafael Miranda Robredo	85,206	43,240
Other directors	120,798	129,680

In addition, Endesa has established an early retirement plan in which the chief executive officer participates under the same terms as other employees of Endesa meeting the same age and seniority criteria, that is, the right to early retirement. The amount of Endesa’s contingent obligation under such plan to the chief executive officer was €12,525,120 in 2006 and €10,369,336 in 2005. The amount of the Company’s contingent obligation to each employee under this plan is recalculated each year to reflect such employee’s then-current salary and decreases each year such employee remains with the Company.

Executive Officers

General

Endesa’s compensation policy aims to be competitive with the leading companies in the energy sector in Spain and other countries in Europe. Pursuant to their contracts with the company, Endesa’s executive officers are generally entitled to receive fixed compensation, variable compensation and other benefits.

Endesa’s senior management consists of 10 executive officers in addition to Mr. Pizarro and Mr. Miranda (whose compensation and benefits are disclosed above under “—Board of Directors”).

These are:

Name	Title
Salvador Montejo Velilla	General Secretary and Secretary to the Board of Directors
José Damián Bogas Gálvez	Executive Vice President—Spain and Portugal
Luis Rivera Novo(1)	Executive Vice President—Latin America
Pedro Larrea Paguaga(2)	Executive Vice President—Latin America
Jesús Olmos Clavijo	Executive Vice President—Europe
Francisco de Borja Acha Besga	Senior Vice President—Legal Advisor
José Luis Palomo Álvarez	Chief Financial Officer
Carlos Torres Vila	Senior Vice President—Strategy
Germán Medina Carrillo	Senior Vice President—Human Resources
Gabriel Castro Villalba	Senior Vice President—Communications
Antonio Pareja Molina	Senior Vice President—Services

(1)          Resigned as of October 1, 2006.

(2)          Joined on October 10, 2006.

The aggregate compensation of these 10 executive officers in 2006 and 2005 was as follows:

	2005	2006
	(euro)
Fixed compensation	3,860,276	4,175,456
Variable compensation	2,543,799	4,019,584
Board attendance fees	167,806	90,885
Other	156,575	193,626
Total	6,728,456	8,479,551

The aggregate other benefits received by these 10 executive officers in 2006 and 2005 were as follows:

	2005	2006
	(euro)
Advances(1)	1,196,217	1,082,221
Loans(2)	1,648,525	1,739,614
Pension contributions(3)	4,129,835	6,766,477
Life insurance premiums	367,494	320,142
Total	7,342,071	9,908,454

(1)          This figure represents outstanding advances owed to Endesa as of December 31, 2005 and 2006. These advances, which bear no interest, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(2)          This figure represents outstanding loans owed to Endesa as of December 31, 2005 and 2006. These loans, which bear interest at EURIBOR plus 0.5%, were granted prior to the enactment of the Sarbanes-Oxley Act in July 2002 and their terms have not been modified since such date.

(3)          This figure includes pension contributions made to cover the Company’s obligation to contribute to these executive officers’ pensions in future periods. These payments were made on the same terms as premiums paid to cover Endesa’s future pension obligations to other employees meeting the required age and seniority criteria.

With regard to the aforementioned compensation, Endesa has established an early retirement plan in which certain of its executive officers participate on the same terms as other employees of Endesa meeting the same age and seniority criteria, that is, the right to early retirement.

The amount of Endesa’s contingent obligation under such plan to certain of the 10 executive officers identified above was €22,769,061 in 2005 and €21,645,816 in 2006. The amount of our contingent obligation to each employee under this plan decreases each year such employee remains with the Company.

Severance Arrangements with Executive Officers

Endesa has granted all of the executive officers referred to above identical “guarantee clauses”, which entitle the executive officer to a severance payment in the event his or her employment with Endesa is terminated as well as an additional payment as consideration for a non-competition covenant. We believe that these guarantee clauses are consistent with market practice among large publicly-traded companies in Spain. The guarantee clauses entitle the executive officer to receive a severance payment equal to three times his or her annual compensation (calculated as described below) in the event the employment relationship is terminated: (1) by mutual agreement between the executive officer and Endesa; (2) by a unilateral decision of the executive officer based on change of control, a material breach by Endesa of its obligations to the executive officer or a change in the executive officer’s position that renders it void of substance; or (3) by Endesa without cause.

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

All of the documents described in this Item 6.C are available on our Internet website, www.endesa.es, which does not form part of this annual report.

Compliance with SEC Listing Standards Relating to Audit Committees

We have established those procedures required under Rule 10-A-3 of the Securities Exchange Act of 1934, including adoption of procedures whereby employees may confidentially and anonymously submit to an ethics mailbox concerns regarding questionable accounting or auditing matters, and procedures with respect to the receipt, retention and treatment of complaints received by Endesa regarding accounting, internal accounting controls or auditing matters. Additional procedures established in compliance with Rule 10-A-3 include authorization of the Audit and Control Committee to engage independent counsel and other advisers, and the establishment of appropriate funding therefore.

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

In addition, in light of the recommendations of the Aldama Committee and of the European Union with respect to external directors, our “type (b)” directors (external directors under our bylaws) have made formal declarations of adherence to the minimum principles set forth in these recommendations. Furthermore, the Board of Directors has made an express declaration that seven directors are independent.

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

D.   EMPLOYEES

At December 31, 2006, Endesa had 26,758 employees, which represents a decrease of 1.6% from the number of employees at December 31, 2005. Of those employees, 12,666 were located in Spain and Portugal and 14,092 were located outside Spain and Portugal compared with 12,734 and 14,470, respectively, at December 31, 2005.

At December 31, 2006, there were three types of staff-reduction and workforce-rationalization procedures in progress:

(1)         Collective redundancy procedures approved by the former companies before the corporate restructuring in 1999. The employees were entitled, based on the collective redundancy procedure approved at each company, to take early retirement between the ages of 50 and 55, in the period from 1998 to 2005, and an extension to 2007 was approved. The total number of employees to whom these procedures apply is 4,300, substantially all of whom are no longer employed by the Group.

(2)         Voluntary redundancy plan approved in 2000. The employees are entitled to take voluntary redundancy at the age of 60, provided that they had reached the age of 50 before December 31, 2005, and that they had at least ten years of service at that date. Employees aged between 50 and 60 are also entitled to take voluntary redundancy provided that there is an agreement between the employee and the company concerned. The total number of employees to whom this plan applies is 4,517, of whom 1,692 are in pre-retirement.

(3)         New Mining Plan 2006-2012. The employees are entitled to take voluntary redundancy at the age of 52 between 2006 and 2012, provided that they have at least 3 years of seniority and 8 years in a position eligible to take voluntary redundancy. Participation in the plan is subject to an agreement between the employee and the company concerned. The total number of employees to whom this plan applies is 717, of whom 25 have early retirement status.

The table below shows Endesa’s employment levels at the dates indicated. For a discussion of personnel costs, see “Item 5. Operating and Financial Review and Prospects”.

The following table sets forth the number of employees in and outside of Spain and Portugal at the dates indicated:

	At December 31,
	2004	2005	2006
Total employees in Spain and Portugal	12,982	12,734	12,666
Total employees outside Spain and Portugal	14,171	14,470	14,092
Total	27,153	27,204	26,758

The following table provides a breakdown of our average number of employees by main category of activity for the years ended December 31, 2006, 2005 and 2004:

	2004	2005	2006
Management	810	733	736
Senior Officers	4,587	6,457	6,541
Mid-Level Officers	6,207	6,455	6,395
Junior Management	5,937	7,296	6,987
Administrative and Other	9,444	6,353	6,289
Total	26,985	27,294	26,948

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

In May 2004, we signed a general framework collective bargaining agreement which applied to 20 of our subsidiaries, affecting a total of 13,176 employees. This agreement went into effect in 2003 and will expire on December 31, 2007.

For information with respect to our pension and benefit plans, see Note 15 to our consolidated financial statements. Our pension and benefit plans are fully funded. As required by Spanish law, we transferred our pension and benefits plans to independent pension funds in 2002.

Italy

We signed a collective bargaining agreement for electricity sector workers, which includes the employees at Endesa Italia, in September 2006, and which will expire in December 2009.

Latin America

Our Latin American subsidiaries are party to various collective bargaining agreements.

Chile

Enersis is a party to two collective bargaining agreements that expire in June and December 2007, respectively. All collective bargaining agreements with employees of Chilectra took effect in December 2004 and are scheduled to expire in December 2008. Endesa Chile signed an agreement with the engineers’ union in December 2003, which agreement expired in December 2006. Our collective bargaining agreements with our electro-mechanical, technical and administrative personnel terminate in June and December 2008. In December 2004, we signed two collective bargaining agreements with the employees of CAM Chile, which will expire in December 2007 and December 2008, respectively.

Argentina

In October 2004 we signed two collective bargaining agreements with the employees of Edesur and in August 2006, the agreements were registered with the government authorities of the Sindicato de Luz y Fuerza.

Costanera is also a party to two collective bargaining agreements. The first agreement was signed in April 2006 and will expire in December 2009. The second agreement, signed November 2006, will expire in December 2008.

A separate collective bargaining agreement (El Chocón’s) has no fixed expiration date.

Brazil

Coelce is a party to a collective bargaining agreement signed in October 2006, which will expire in December 2008. Endesa Cachoeira is a party to three collective bargaining agreements, two of which will expire in May 2007 while the other, signed in August 2006, will expire in April 2008. Ampla is a party to collective bargaining agreements that are scheduled to expire in September 2007. These agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions. Brazilian law stipulates that collective bargaining agreements may not be for more than two years.

Colombia

Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement, signed on September 21, 2005, that expires on December 1, 2007.

Peru

Edelnor is a party to three collective bargaining agreements that expire in December 2008. Edegel is a party to a collective bargaining agreement that expired in December 2005 but was renewed in January 2006.

E.   SHARE OWNERSHIP

None of our directors and executive officers beneficially owns ordinary shares representing one percent or more of our share capital. At May 16, 2006, the members of our Board of Directors directly owned an aggregate of 135,126 of our ordinary shares and indirectly owned an aggregate of 48,982 of our ordinary shares, representing a total of approximately 0.017% of our outstanding capital stock, as shown in the table below.

The following table sets forth individual direct ownership of Endesa ordinary shares as of May 31, 2007 by each member of the Board of Directors:

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
Manuel Pizarro Moreno(1)	100,004	—	100,004
Rafael Miranda Robredo(2)	7,585	—	7,585
Alberto Alonso Ureba	—	—	—
Miguel Blesa de la Parra(3)	600	—	600
José María Fernández Cuevas	—	—	—
José Manuel Fernández-Norniella	—	—	—
Rafael González-Gallarza Morales	3,300	—	3,300
Juan Ramón Quintás Seoane	1,525	—	1,525
Francisco Javiér Ramos Gascón	992	8,779	9,771
Alberto Recarte García-Andrade	250	21,100	21,350
Manuel Ríos Navarro	3,889	8,583	12,472
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496
Total	135,126	48,982	184,108

(1)          Mr. Pizarro is a member of the Board of Directors as well as Executive Chairman of Endesa.

(2)          Mr. Miranda is a member of the Board of Directors as well as Chief Executive Officer of Endesa.

(3)          Mr. Blesa is also the executive chairman of Caja de Ahorros y Monte de Piedad de Madrid (“Caja Madrid”), which beneficially owned 105,197,057 Endesa ordinary shares (approximately 9.94% of Endesa’s total share capital).

The following table sets forth individual ownership of Endesa ordinary shares as of May 31, 2007 by each of Endesa’s executive officers (other than Mr. Pizarro and Mr. Miranda, whose share ownership is disclosed in the preceding table):

Name	Number of Ordinary Shares Held Directly	Number of Ordinary Shares Held Indirectly	Total Number of Ordinary Shares Held
José Damián Bogas Gálvez	7,438	—	7,438
Pedro Larrea Paguaga	3,015	—	3,015
Jesús Olmos Clavijo	7,108	—	7,108
José Luis Palomo Álvarez	7,056	—	7,056
Salvador Montejo Velilla	20	—	20
Francisco de Borja Acha Besga	1,000	—	1,000
Carlos Torres Vila	731	—	731
Germán Medina Carrillo	7,573	—	7,573
Gabriel Castro Villalba	—	—	—
Antonio Pareja Molina	4,479	—	4,479
Total	38,420	—	38,420

To the knowledge of Endesa, no director or executive officer of Endesa currently holds any options to purchase Endesa ordinary shares or Endesa ADSs.

ITEM 7.                             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

All shareholders have the same voting rights. Due to the various tender offers that we have been subject to, there have been significant changes in the percentage ownership held by major shareholders in the past two years. In accordance with applicable Spanish law, the following is the information published by the CNMV on significant stakes in Endesa, concerning persons who have a noteworthy interest, directly or indirectly, in the capital or voting rights of Endesa.

Title of Class	Identity of Person or Group	Number of Ordinary Shares Beneficially Owned	Percent of Class
Ordinary shares	Grupo Entrecananales, S.A.(1)	211,750,424	20.000%
Ordinary shares	The Bank of New York(2)	108,264,003	10.226%
Ordinary shares	Enel S.p.A(3)	105,800,000	9.993%
Ordinary shares	Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid)	105,197,057	9.936%
Ordinary shares	Union Bank of Switzerland(4)	83,821,259	7.917%
Ordinary shares	Citibank, N.A. London(5)	55,408,232	5.233%
Ordinary shares	Mediobanca, S.p.A.	52,988,949	5.005%

(1)          Acciona, S.A. declared that it owns 100% of the share capital of Finanzas Dos, S.A. Grupo Entrecanales, S.A. owns 59.541% of the capital stock of Acciona, S.A.

(2)          The Bank of New York declared a total position held on behalf of its customers of 108,264,003 shares of Endesa and reports that almost all this position (105,805,114 shares) is held on behalf of the local custodian, Banca Monte dei Paschi, with the ultimate beneficiary of these shares being Enel Energy. These shares have been disclosed as part of Enel’s beneficial ownership as described in footnote (3) below.

(3)          Enel, S.p.A. (“Enel”) declared that Enel Energy Europe, S.r.L. (“Enel Energy”), a company wholly owned by Enel, owns an interest in Endesa that is held through The Bank of New York, in its capacity as global custodian bank, which is acting on behalf of Banca Monte dei Paschi, which in turn is acting as local custodian bank. Furthermore, Enel Energy has entered into various share swap transactions with UBS Limited regarding 74,112,648 shares of Endesa (equivalent to 7.0% of Endesa’s capital stock) and with Mediobanca, S.p.A. (“Mediobanca”) regarding 52,988,949 shares of Endesa (equivalent to 5.005% of Endesa’s capital stock) through several share swap transactions dated March 1, 2007 and March 2, 2007, and regarding 31,500,000 shares of Endesa (equivalent to 2.975% of Endesa’s capital stock) through a share swap transaction dated March 12, 2007. The purpose of the share swap transactions is to hedge the possible fluctuation risk for Enel Energy in the event the market price of the shares of Endesa exceeds €39 per share, in the event that Enel were to increase its stake in Endesa, directly or indirectly, if it obtained the pertinent approvals from the Spanish authorities, and provided that market conditions would so permit. The settlement method for the share swap transactions is by netting, with an option for Enel Energy to request settlement by delivery of the shares (this option is subject to, among other things, Enel obtaining the pertinent approvals from the Spanish authorities).

(4)   Union Bank of Switzerland declared that 74,112,648 shares of Endesa that it owns are shares acquired for the purpose of hedging its positions from a share swap transaction with Enel Energy.

(5)   Citibank International Plc in Spain declared that its affiliate, Citibank, N.A. London, habitually acts as “nominee” on behalf of its foreign clients in the deposit and settlement of securities, and that the shares in Endesa that it has disclosed owning to the CNMV. 52,988,949 shares of Endesa were beneficially owned by Mediobanca and the remainder were beneficially owned by foreign clients.

On January 10, 2007, Acciona, S.A. disclosed through a relevant fact to the CNMV that its total interest, directly or indirectly in Endesa reached 21.03% on that date.

B.   RELATED PARTY TRANSACTIONS

We have not entered into any transactions with members of our Board of Directors, executive officers, senior management or any shareholders with representatives on our Board of Directors that are unusual in their nature or conditions or that are material to us.

In the ordinary course of our business, our shareholder, Caja Madrid, has extended loans, guarantees and other services to Endesa, S.A. and our affiliates. We believe that all such loans, guarantees and other services we have received have been entered into on arm’s-length terms and conditions. In the ordinary course of our business in 2006, Endesa, S.A. and our affiliates have carried transactions consisting of purchases of goods, property, plant, equipment and services with our shareholder, Acciona. We believe that all such purchases and services we have received have been entered into on arm’s-length terms and conditions.

In addition, in the ordinary course of our business, we have occasionally made loans to or guaranteed the obligations of companies related to us and jointly controlled by us. We believe that all such loans and guarantees have been entered into on arm’s-length terms and conditions. At December 31, 2006 and 2005, we had €300 million and €270 million, respectively, outstanding under such loans. At December 31, 2006 and 2005, we had guarantees outstanding of €211 million and €187 million, respectively, in respect of the obligations of such companies.

The aggregate amount of advances and loans granted to our executive officers (including executive officers who are also members of our Board of Directors) outstanding at December 31, 2006 was €3,197,215. Of this outstanding amount, €1,772,417 accrue interest at Euribor plus 0.5% and €1,424,798 are interest-free.

ITEM 8.                             FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 for our consolidated financial statements.

Legal Proceedings

In 2002, EdF International commenced an action against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. before the Arbitration Court of the International Chamber of Commerce, Paris, France. EdF International petitioned the court to require Endesa Internacional, S.A. to pay to it $256 million plus interest, and to require Repsol YPF, S.A. to pay to it $69 million plus interest, arising out of EdF International’s purchase of the respective interests of Endesa Internacional, Repsol YPF, S.A. and YPF, S.A. in two Argentine companies, Easa and Edenor. Endesa Internacional is contesting this claim and has counterclaimed against EdF International in an amount of $58 million and against YPF, S.A. in an amount of $14 million. In 2006, the arbitration proceeding continued, and all parties have submitted their respective concluding arguments. We are waiting for the arbitration decision to be made.

On February 15, 2001, the French subsidiary of Endesa Europa, Snet, signed with the Treasury Ministry of the Republic of Poland an agreement to purchase shares in the company “Elektrocieplownia Bialystok, S.A”., in which, among other commitments, it agreed to make a series of investments in tangible and intangible assets of the company or of other Polish energy companies within a given period, which expired August 31, 2006. The Treasury Ministry requested payment of €24 million for an alleged failure to make certain investments in that amount, although for various reasons, Snet has rejected both the formal validity and the content of that claim.

There are four court proceedings, in the amount of over €2 million, currently in progress against Endesa Distribución Eléctrica relating to forest fires in Cataluña and a contract dispute relating to the construction of electricity facilities in the Canary Islands. Our estimated aggregate liability under these claims is €61 million.

Endesa, S.A. and Endesa Generación, S.A. have filed legal proceedings against Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. requesting arbitration for breach of contract relating to the economic conditions stipulated in the natural gas supply agreement dated October 14, 1998, detected by the auditing firm appointed by the parties, as well as for failure to supply to generating plants which, in the former’s judgment, were included in the agreement. Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. have also filed actions against Endesa, S.A. and Endesa Generación, S.A., requesting arbitration with a view to the cancellation or settlement or amendment of the agreement resulting from the change in conditions in the gas market. Both arbitration proceedings are currently in progress at the Arbitration Tribunal, and therefore are pending formalization of the claims, which will complete and quantify the parties’ specific demands.

Endesa has filed an appeal before the Supreme Court against the ruling of the National Audience, which was decreed pursuant to the administrative appeal 825/2002 filed by Iberdrola. The National Audience ruling cancelled the Order of October 29, 2002, which regulated CTCs for 2001, including Endesa’s allocation of CTCs for that year. If the Supreme Court upholds the National Audience ruling, we believe that execution of the ruling will not have a material economic effect on us.

The Spanish State Auditing Agency issued an adverse report on certain subsidies received by Encasur. Depending on the outcome of discussions we are having with this agency, we may be required to repay grants amounting to approximately €37 million.

Until December 31, 1996, we and our subsidiaries paid corporate income tax within the Consolidated Tax Group, whose controlling company is the Sociedad Estatal de Participaciones Industriales (“SEPI”). The corporate income tax law establishes that companies that leave the Consolidated Tax Group must apply deductions that have not been used by the Consolidated Tax Group in the manner and to the same extent as their contribution to the deductions. Pursuant to this provision, the Spanish Finance and Tax Inspector concluded that Endesa and Unión Eléctrica de Canarias, S.A. (Unelco) were entitled to take certain deductions in 1997 and thereafter in respect of certain investments that they made from 1992 to 1996. Nevertheless, subsequent to such resolution, and as a consequence of the audits conducted by SEPI, the Spanish Finance and Tax Inspector initiated proceedings on behalf of SEPI in 1996 in respect of deductions taken in whole or in part by Endesa and Unelco that were generated by Endesa Group companies from 1992 to 1996. On June 14, 2001, the Ministry of Economy and Finance approved certain resolutions declaring unduly adverse the Tax and Financial Inspector’s conclusions in respect of Endesa’s and Unelco’s proceedings, whereby it recognized their right to apply the deductions generated in the aforementioned years. Proceedings for judicial review as a result of the aforementioned decisions were instituted at the National Appellate Court, which dismissed the tax authorities’ case. The tax authorities have appealed to the Spanish Supreme Court.

Separately, the Tax and Financial Inspector initiated proceedings against Endesa in which it challenged Endesa’s right to take certain deductions generated in 1992 to 1996. All of the assessments, except for one in which no decision has been rendered, have been adjudged null and void by the Central Economic-Administrative Tribunal.

The National Appellate Court has also ruled null and void the SEPI assessment of 1996 in which the tax credit deductions were taken. SEPI has appealed this ruling with the Spanish Supreme Court.

The reform of the Local Finances Law in Spain, effective from January 1, 2003, modified the air, surface and subsurface charge for occupying the local public domain and included electricity retailers as parties liable to pay this charge, even though electricity retailers do not own the electricity distribution systems occupying the local public domain. Nonetheless, certain city councils are paying to Endesa Energía, S.A. the rate corresponding to 2002 and prior years. Although contradictory court rulings have been handed down by various Superior Courts of Justice as to the merit of such payments, the Supreme Court confirmed that the electricity retailers were subject to such a charge. The lawsuits total €6.0 million, although the maximum contingency in this respect amounts to €13.0 million.

The Spanish Finance and Tax Inspector has completed its assessment of the corporate tax for fiscal years 1998 to 2001 for SEPI, yielding an amount receivable of €66 million and interest of €17 million for fiscal years 1998, 2000 and 2001, and a rebate of €17 million for 1999.

The principal amount in question, which had been challenged by Endesa, S.A., is the application of deductions for investments and domestic double taxation applied in fiscal years 1993 to 1996, which the Spanish Tax Authority is discussing in accordance with its understanding that they were applied by SEPI.

Our Brazilian subsidiary Ampla Energia, won an injunction against the Federal Government of Brazil, which stated that Ampla Energia was not obliged to pay the Contribuição para o Financiamento da Seguridade Social (contributions to the social security system). This tax is based on revenues earned from the provision of electric power services. The Court of Appeal reaffirmed the prior court’s decision and stated it was final and in 1997 the Federal Government of Brazil brought an “Acao Rescisoria”. This is a special claim that allows the Court to nullify the prior final judgment and retry the case. The amount in dispute is approximately €195 million.

In addition, in 2005, the Brazilian Tax Authority notified Ampla Energia of a tax assessment of €187 million that had been appealed. Such Authority does not believe that the special tax regime applies to interest earned by subscribers of a fixed rate notes issuance by Ampla Energia in 1998.

Ampla is party to many other tax proceedings for various taxes and other contingencies, totaling approximately €150 million.

In 2006, the Brazilian Tax Authority questioned the customs classification and tax rate at which Endesa Fortaleza was assessed for the importation of equipment. The contingency, which applies the Import Tax and the Tax on Manufactured Products to assets, amounts to approximately €41 million. The proceeding is being heard at the first administrative instance.

Public Emergency and Regime Reform Law 25561, enacted by the Argentine authorities on January 6, 2002, rendered void certain conditions of the concession agreement of our subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to adapt them to the new regime.

Edesur did not renegotiate the agreement, prompting its corporate stockholders, certain Chilean subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes (ICSID). The arbitration in defense of Edesur’s shareholders’ rights is suspended as of the date of this annual report. On February 15, 2006, the parties negotiated an agreement which, if ultimately approved by the Argentine parliament and the Argentine government, could, if certain conditions are met, lead to Edesur’s being allowed to resume its electricity distribution activities in the future.

In October 1997, the Chilean Securities and Exchange Superintendent (“SVS”) imposed a fine on Elesur S.A., at the time a wholly owned subsidiary of Endesa Internacional, S.A. (now owned by Enersis S.A., and merged with Chilectra S.A.), of UF 100,000 (US$ 3.5 million) for the alleged use of privileged information pursuant to Clause Six of the strategic alliance signed with Enersis in August of that year. Elesur filed a claim against that fine, and in November 2000 a first-instance ruling was handed down, admitting the claim and dismissing the fine. The SVS appealed and on June 6, 2006, the Santiago Court of Appeals overturned the first-instance ruling, and consequently reinstated the fine. Elesur has filed appeals on grounds and merit before the Supreme Court, which will be resolved by the Supreme Court in July of 2007. In the event the Supreme Court does not admit the appeals and upholds the fine applied by the SVS, we believe the adjusted amount payable would be approximately US$10,000,000.

On April 4, 2006, the Madrid Commercial Court No. 3 resolved, at Endesa’s request, to temporarily suspend Gas Natural SDG’s public tender offer for 100% of Endesa’s capital stock, and also to suspend the effectiveness of a contract between Gas Natural and Iberdrola, S.A. In a ruling dated January 15, 2007, the Provincial Audience of Madrid admitted the appeal filed by Gas Natural and revoked the temporary suspension granted by Madrid Commercial Court No. 3. Pursuant to the Law of Civil Judgment, Endesa presented a bond for the damages or losses that might be incurred by companies affected by the suspension. The amount of the bond posted was €1 billion, although neither the bond nor its amount will determine nor be to the detriment of the existence or quantity of any damages or losses that could be derived from this process.

By decree dated April 28, 2006, the Supreme Court agreed to suspend the Council of Ministers’ agreement of February 3, 2006 approving, under certain conditions, the merger that would result from Gas Natural’s public tender offer for 100% of Endesa’s capital stock. On November 17, 2006, Endesa filed a request firstly for amendment and, secondly, lifting of the temporary measure, and by decree dated January 15, 2007, the Supreme Court resolved to lift the suspension. For its part, Endesa presented an extension of the bond presented to Madrid Commercial Court No. 3 for damages or losses that might be incurred by the companies affected by the suspension, although neither the bond nor its amount will determine nor be to the detriment of the existence or quantity of any damages or losses that could be derived from this process.

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

There are no other legal proceedings to which we are a party that are material to us. However, at December 31, 2006, we had a total provision of €4,442 million, of which €1,994 million relates to coverage for future liabilities related to our restructuring plans carried out as a consequence of the transition to a more competitive market, principally liabilities relating to the termination of certain categories of employees, and €808 million relates to coverage of pensions and similar obligations. Of the remaining amount, €1,284 million of the provision relates to other provisions, including litigation and termination benefits, and €356 million relates to facility closure costs.

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

Payment of a total gross dividend of €1.64 per share out of the net income for 2006 will be proposed for approval at the Annual General Meeting to be held on June 20, 2007, resulting in a total dividend of €1,736 million. This payment is in line with the approved dividend policy, as it includes the total net gains obtained in 2006 on the sale of non-strategic assets, which totaled €393 million. The dividend proposed, after discounting the component derived from the net gains on asset sales in 2006 and 2005, is 12% higher than that paid out of the net income for 2005.

The following table sets forth the interim, final and total dividends paid by Endesa per ordinary share in respect of each year indicated.

	euros per ordinary share
Year Ended December 31,	Interim	Final	Total	% Increase / (decrease) from prior year
2002	0.2640	0.4185	0.6825	0.0%
2003	0.2640	0.4390	0.7030	3.0%
2004	0.2720	0.4662	0.7382	5.0%
2005	0.3050	2.0950	2.4000	225.1%
2006	0.5000	1.1400	1.6400	(31.7)%

Our rate of income distribution was 58.5% in 2006 compared with 79.9% in 2005.

Dividends payable by Endesa to holders of our ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish withholding tax at the rate of 18%, subject to reduction pursuant to applicable tax treaties. See “Item 10. Additional Information—Taxation—Spanish Tax Considerations—Taxation of Dividends”.

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

The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ADS on the New York Stock Exchange.

	Per ADS
	High	Low
	(in U.S. dollars)
2002	15.84	8.77
2003:
First Quarter	12.83	11.24
Second Quarter	17.12	12.54
Third Quarter	16.42	15.39
Fourth Quarter	19.10	15.43
2004:
First Quarter	20.44	17.28
Second Quarter	19.60	17.31
Third Quarter	19.38	17.95
Fourth Quarter	23.51	19.09
2005:
First Quarter	23.40	21.85
Second Quarter	22.92	21.63
Third Quarter	26.90	21.98
Fourth Quarter	28.26	24.08
2006:
First Quarter	33.64	26.30
Second Quarter	34.33	30.93
Third Quarter	44.40	30.23
Fourth Quarter	47.78	42.44
Month ended October 31	44.08	42.44
Month ended November 30	46.79	44.15
Month ended December 31	47.78	45.88
2007:
First Quarter	53.86	45.75
Month ended January 31	50.49	45.75
Month ended February 28	50.75	48.90
Month ended March 31	53.86	49.10
Second Quarter (through May 31, 2007)	54.99	53.33
Month ended April 30	54.99	53.33
Month ended May 31	54.83	53.61

At December 31, 2006, approximately 1.17% of our ordinary shares were held in the form of ADSs by 179 holders of record. The number of ADSs outstanding was 15,952,756 at December 31, 2006, consisting of 12,361,194 ADSs backed by ordinary shares and 3,591,562 ADSs in the depositary’s inventory at DTC, which are ADSs kept by the depository after they are cancelled or before they are issued and are not negotiable.

Since September 2005, on seven separate occasions trading in our ordinary shares on the Spanish stock exchanges was suspended for a portion of the trading day.

The table below sets forth, for the periods indicated, the reported high and low closing sales prices per Endesa ordinary share on the Automated Quotation System, which is the principal market for the ordinary shares. Such prices have also been translated into dollars at the Noon Buying Rate on the respective dates of such quotations. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” regarding exchange rates applicable during the periods set forth below.

	Per Ordinary Share		Per Ordinary Share
	High	Low	High	Low
	(in euros)		(in U.S. dollars)
2002	17.86	8.95	15.55	8.78
2003:
First Quarter	12.05	10.04	12.74	11.07
Second Quarter	14.88	11.46	17.28	12.50
Third Quarter	14.53	13.27	16.15	15.46
Fourth Quarter	15.34	13.06	19.03	15.42
2004:
First Quarter	16.18	14.01	19.96	18.38
Second Quarter	16.06	14.46	18.98	18.05
Third Quarter	15.68	14.57	19.47	18.09
Fourth Quarter	17.29	15.27	23.41	20.67
2005:
First Quarter	18.05	16.74	15.24	14.13
Second Quarter	19.41	16.63	16.39	14.04
Third Quarter	22.30	17.96	18.82	15.16
Fourth Quarter	22.78	20.20	19.23	17.05
2006:
First Quarter	28.35	21.70	33.86	26.38
Second Quarter	27.20	25.44	34.76	32.51
Third Quarter	35.00	24.02	44.40	30.47
Fourth Quarter	36.25	33.15	48.07	42.34
Month ended October 31	34.74	33.15	44.37	42.34
Month ended November 30	36.25	34.65	48.07	45.95
Month ended December 31	35.95	35.00	47.44	46.19
2007:
First Quarter	40.55	35.21	54.23	45.73
Month ended January 31	39.00	35.21	50.65	45.73
Month ended February 28	39.04	37.85	51.65	50.41
Month ended March 31	40.55	37.67	54.23	50.38
Second Quarter (through May 31, 2007)	40.64	40.00	55.51	53.83
Month ended April 30	40.64	40.00	55.51	54.64
Month ended May 31	40.34	40.01	54.81	53.83

B.               PLAN OF DISTRIBUTION

Not applicable.

C.               MARKETS

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish stock exchanges”) consists of the four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”), the majority of the transactions on which are conducted through the Automated Quotation System (Sistema de Interconexión Bursátil Español) (“S.I.B.E.”).

At December 31, 2006, there were 3,378 companies listed and traded through the Automated Quotation System, including the Mercado Continuo (139), the “Corros” markets (800), the Alternative Stock Exchange Market (2,405) and Latibex (34). The total market capitalization of these companies at December 31, 2006, was approximately €1,134 billion (US$1,497 billion) and their reported trading volume for the year ended December 31, 2006 was €1,151 billion (US$1,518 billion).

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

Clearance and Settlement System

Transactions carried out on the Spanish stock exchanges are cleared and settled through Iberclear (the “Securities Clearing and Settlement Service”). Only members of the system are entitled to use it, and membership is restricted to authorized members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Iberclear is owned by Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Spanish Exchanges and Markets, Holding Company of Markets and Financial Systems, S.A.), a holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities on its own behalf as well as the number of shares held on behalf of third parties. Each member entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

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

Securities Market Legislation

The Securities Markets Act was enacted in 1988 with the purpose of reforming the organization and supervision of the Spanish securities markets. This legislation and the regulation implementing it:

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

•       exempted the sale of securities from transfer and value-added taxes;

•       deregulated brokerage commissions; and

•       provided for transfer of shares by book-entry or by delivery of evidence of title.

On February 14, 1992, Royal Decree No. 116/92 established the clearance and settlement system and the book-entry system, and required that all companies listed on a Spanish stock exchange adopt the book-entry system.

In November 1998, the Securities Markets Act was amended by Law 37/1998, which implements two EU directives into Spanish law. The first is Directive 93/22/EC, relating to investment services in securities, which was later amended by Directive 95/26/EC of the European Parliament and Council. The second is Directive 97/9/EC of the European Parliament and Council, relating to investor compensation systems.

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

Other modifications under Law 37/1998 include:

•       revocation of the Sociedades and Agencias de Valores’ monopoly in keeping the book-entry records for the securities not admitted for trading on official markets;

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

One of the main objectives of the reform is increasing market transparency and efficiency in the protection of investors through the improvement of the accuracy and reliability of corporate disclosures made pursuant to securities laws. Included amongst such public disclosures are accounting and financial statements and audit reports. In this regard, in response to the recently publicized international scandals and in line with the Sarbanes-Oxley Act in the United States, the new reform has seized the opportunity to update the regulation of audit activities in Spain and, in particular, to impose the obligation on all Spanish-listed companies to create an Audit Committee. The reform also deals specifically with the disclosure of transactions with related parties (both individuals and corporations) where conflicts of interest may arise.

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

Trading by Endesa and Its Subsidiaries in Endesa Ordinary Shares

The Spanish Corporations Law dated December 22, 1989 (the “Spanish Corporations Law”), prohibits the purchase by Endesa and its subsidiaries of Endesa ordinary shares in the secondary market except in limited circumstances. Such a purchase of ordinary shares must be authorized by the general meeting of stockholders of Endesa and, in the case of a purchase of Endesa ordinary shares by a subsidiary of Endesa, also by a general meeting of shareholders of the subsidiary. The ordinary shares so purchased have no economic or voting rights while held by the Endesa Group and have no voting rights while held by Endesa’s subsidiaries. The purchaser must create reserves equal to the purchase price of any Endesa ordinary shares that are purchased and, if a subsidiary is the acquirer, the reserve must also be recorded by the parent company. The total number of Endesa ordinary shares held by Endesa and its subsidiaries may not exceed 5% of the total capital of the Endesa Group. At December 31, 2006, as well as December 31, 2005, the balance of our owned ordinary shares was zero. See Note 13.1 to our consolidated financial statements for information relating to transactions by Endesa in its own ordinary shares.

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

General

The issued capital of Endesa at December 31, 2006 was €1,270,502,540.40 divided into a single series of 1,058,752,117 ordinary shares in book-entry form, with a nominal value of €1.20 each. All of the ordinary shares are fully paid and non-assessable. Non-residents of Spain may hold and vote ordinary shares subject to the restrictions set forth under “Exchange Controls—Foreign Investment and Exchange Control Regulations”.

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

Dividend and Liquidation Rights

Our Board of Directors has normally declared an interim dividend in the fourth quarter of each year. Payment of final dividends is proposed by our Board of Directors and must be authorized by the shareholders at the annual general meeting. Holders of newly-issued ordinary shares participate in such dividends for each year from the date agreed by the general shareholders’ meeting. According to the Spanish corporations law and our bylaws, dividends may be paid out of profits or distributable reserves only if (1) the value of our net worth is not, and as a result of distribution would not be, smaller than the capital stock and (2) the amount of distributable reserves is equal to or greater than the amount of any pending amortization of start-up costs, certain research and development expenses and goodwill. Pursuant to the Deposit Agreement with Citibank, N.A., as depositary, under which ADSs are issued, the depositary will receive such dividends with respect to ordinary shares underlying the ADSs.

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

General Meetings

Our annual general meeting of shareholders is required to be held in Madrid within the first six months of each fiscal year on a date fixed by our Board of Directors. Extraordinary meetings may be called from time to time by our Board of Directors whenever deemed appropriate or at the request of shareholders representing 5% of the outstanding share capital. Notices of all meetings are published in the Commercial Registry’s Official Gazette and in one of the newspapers with a large circulation in the Madrid area at least 30 days before the date fixed for the meeting or at least one month before the date fixed for the meeting if the agenda includes a proposal relating to a merger or split-up.

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

Only holders of ordinary shares

•       duly registered in the corresponding book-entry record at least five days prior to the day on which a meeting is scheduled to be held in the manner provided for in the notice with respect to the meeting; and

•       holding the corresponding card (tarjeta de asistencia) issued by the relevant entity which maintains records under the book-entry system (See “—Registration and Transfers”).

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

Duty to Notify the Government of Certain Transactions and Resolutions

The acquisition of Endesa stock is, in certain cases, subject to the prior administration authorization regime by the CNE.

Reporting Requirements

Because Endesa ordinary shares are listed on a Spanish stock exchange, agreements with respect to the acquisition or disposition of Endesa’s ordinary shares must be reported within seven business days of the acquisition or disposal to Endesa, the CNMV, the relevant Spanish stock exchanges and, where the person or group effecting the transaction is a non-Spanish resident, the Spanish Registry of Foreign Investment, where:

•       in the case of an acquisition, the acquisition results in that person or group holding (x) 5% (or successive multiples thereof) of Endesa’s share capital, or (y) 1% (or successive multiples thereof) of Endesa’s share capital if the acquirer or a person acting on his behalf is a resident of a “tax haven”; or

•       in the case of a disposal, the disposal results in the existing holding of that person or group to fall below a threshold of (x) 5% (or successive multiples thereof) of Endesa’s share capital, or (y) 1% (or successive multiples thereof) if the person or group or a person acting on his or its behalf is a resident of a “tax haven”.

Any member of our Board of Directors must report to Endesa, the CNMV and the relevant Spanish stock exchanges, any percentage or number of shares and stock options held at the time of becoming a member of the board. Endesa’s officers must report to the CNMV any acquisition of Endesa’s ordinary shares or options if such transactions are part of a compensation plan.

Furthermore, any member of our Board of Directors or any Member of the Executive Committee of Direction must similarly report any acquisition or disposal, regardless of size, of ordinary shares or stock options.

Withholding Tax on Dividends

Dividends payable by Endesa to holders of ordinary shares or ADRs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to a Spanish withholding tax at the rate of 18%, subject to reduction by applicable tax treaties. See “—Taxation—Spanish Tax Considerations”.

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

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to an income tax withheld at the source on the gross amount of dividends, currently at an 18% tax rate. This tax rate could be reduced for holders who are resident in a country that has entered into a treaty for the avoidance of double taxation with Spain. Prior to January 1, 2007, the rate was 15%. In case the Treaty between Spain and United States applied the tax withheld would be 15%. To benefit from the reduced rate of 15%, you must provide: (1) a certificate from the United States Internal Revenue Service (the “IRS”) that, to the best knowledge of the IRS, you are a resident of the United States; and (2) evidence from the depositary (if you hold ADSs) or your broker (if you hold shares) representing that, at the dividend payment date, you are the beneficial owner of the ADSs or shares. According to the Order of April 13, 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends became payable. Otherwise, you may afterwards obtain a refund of the 3% withheld in excess of the 15% rate provided for the Treaty from the Spanish tax authorities.

Taxation of Capital Gains

For Spanish tax purposes, income obtained by you from the sale of ADSs or ordinary shares of Endesa will be treated as capital gains. Spanish non-resident income tax is currently levied at an 18% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Prior to January 1, 2007, the rate was 35%.

Notwithstanding the above, capital gains derived from the transfer of shares in an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. Under the Treaty, capital gains realized by you upon the disposition of ADSs or ordinary shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of the capital of Endesa during the 12 months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with a Spanish tax form 210.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at an 18% tax rate on the fair market value of the ordinary shares as a capital gain. Prior to January 1, 2007, the rate was 35%. If the donee is a U.S. corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will generally be applicable.

Expenses of Transfer

Transfers of ADSs or ordinary shares will be exempt from any transfer tax or value-added tax. Additionally, no stamp duty will be levied on such transfers.

United States Tax Considerations

General

The following describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Endesa ADSs or ordinary shares by the U.S. persons described herein. The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed regulations, published rulings and court decisions, as well as on the Treaty, all as of the date hereof and all subject to change at any time, perhaps with retroactive effect.

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

This discussion assumes that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our 2006 taxable year, as described more fully below. This discussion also assumes that each obligation of the Deposit Agreement between us, Citibank, N.A., as depositary, and all holders of Endesa ADSs and any related agreement will be performed in accordance with its terms and that the representations made by Citibank, N.A., as depositary, regarding the pre-release of Endesa ADSs are true. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders, as described below. Accordingly, the creditability of Spanish taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each as described below, could be affected by actions that may be taken by the parties to whom the ADSs are pre-released.

Ownership and Disposition of Endesa ADSs or Ordinary Shares

Taxation of Dividends

Distributions (other than certain pro rata distributions of ordinary shares) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal tax purposes, before reduction for any Spanish income tax withheld by us, will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, distributions will generally be reported to U.S. holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to non-corporate holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

You will be required to include dividends paid in euro in income in an amount equal to their U.S. dollar amount calculated by reference to the exchange rate in effect on the date the euro are received. If you hold ordinary shares, dividends are received on the date you receive the distribution. If you hold ADSs, that date is the date Citibank, N.A., receives the dividend. If the euros are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss, which will be U.S. source ordinary income or loss, as the case may be, upon a subsequent sale or other disposition of the euro.

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

Subject to generally applicable limitations and restrictions that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your U.S. federal income tax liability for Spanish income taxes withheld by us at the rate provided by the Treaty. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. The rules governing foreign tax credits are complex and, therefore, we urge you to consult your tax adviser to determine whether and to what extent a foreign tax credit would be available to you. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Spanish taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

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

F.                DIVIDENDS AND PAYING AGENTS

Not applicable.

G.              STATEMENTS BY EXPERTS

Not applicable.

H.              DOCUMENTS ON DISPLAY

Endesa files Annual Reports on Form 20-F with the SEC and furnishes periodic reports on Form 6-K to the SEC. You may read and copy any of these reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies from the SEC’s Internet website at http://www.sec.gov.

I.                   SUBSIDIARY INFORMATION

Not applicable.

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

Our Global Risk Management Policy establishes the principles governing, and corporate body responsible for, the management and control of risks. This policy is applicable to each of the companies that are majority-owned, controlled or managed by Endesa. The policy includes the establishment of the Risk Management Committee responsible for defining our global risk management policies and establishes the limits on levels of risk for Endesa’s businesses and corporate bodies.

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

The structure of our debt at December 31, 2006, distinguishing between fixed and floating rate debt, was as follows:

	Fixed rate	Floating rate	Total
	(millions of euros)
Bonds and debentures	7,213	2,123	9,336
Commercial paper	—	1,373	1,373
Bank debts and other debts	1,180	7,328	8,508
Preference Shares	—	1,430	1,430
Total	8,393	12,254	20,647

The structure of our debt at December 31, 2005, distinguishing between fixed and floating rate debt, was as follows:

	Fixed rate	Floating rate	Total
	(millions of euros)
Bonds and debentures	9,540	871	10,411
Commercial paper	42	1,133	1,175
Bank debts and other debts	1,786	5,652	7,438
Preference shares	—	1,419	1,419
Total	11,368	9,075	20,443

In accordance with the requirements of this Item 11 of Form 20-F, in order to show more fully our exposure to interest rate changes, we present our debt in the tables above, excluding the effect of derivatives. For purposes of our consolidated financial statements, however, we calculate our debt net of the effect of derivatives. See Note 16 to our consolidated financial statements.

Our floating rate debt is principally subject to fluctuations in the European Interbank Offered Rate (EURIBOR or Euribor), the London Interbank Offered Rate (LIBOR or Libor) or the applicable reference rate when related to Latin American currencies.

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

Commodity Price Risk

We are exposed to commodity price risk principally in connection with our electricity generation and supply business in Spain and Italy. In particular, we are exposed to market price risk for:

•       the purchase of fuel (including fuel oil, coal and natural gas) used to generate electricity;

•       the purchase of CO2 emission rights for excess CO2 emissions; and

•       the sale of a portion of the electricity that we generate in Spain and Italy.

We have entered into long-term revolving fuel supply contracts in order to provide for the secure supply of fuel for our generation activities in Spain. Because the prices under these contracts are not fixed, we enter into derivative contracts (primarily swaps) in order to manage the market price risk relating to our fuel requirements. At December 31, 2006, the fair value of our fuel oil purchases hedge position was negative €6.8 million. This amount is not necessarily indicative of the value realized when such contracts settle.

Additionally, we have a market price risk related to the part of our electricity production not traded through our retailer. As of December 31, 2006, the fair value of existing production electricity hedges was positive €1.3 million.

We are also subject to commodity price risk in connection with our energy trading activities. Our trading activity is focused mainly on sales and purchases of electricity, but we have also entered into fuel trading activities. At December 31, 2006, the fair value of our trading portfolio (which includes sales and purchases of electricity and fuel) was positive €0.2 million.

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

•       Available-for-sale financial assets: these are the other financial assets that do not fall into the aforementioned categories, which relate substantially in full to equity investments. These assets are recognized in the consolidated balance sheet at fair value when fair value can be determined reliably. Since it is usually not possible to determine reliably the fair value of investments in companies that are not publicly listed, when this is the case, such investments are measured at acquisition cost or at a lower amount if there is evidence of impairment.

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

Interest Rate Sensitivity Analysis

The following tables provide information on our financial instruments at December 31, 2006, and at December 31, 2005, that are sensitive to interest rate fluctuations and include debt instruments, interest rate swaps, forwards and options. For debt commitments, the tables present the main cash flows and the resulting average weighted interest rates calculated by expected maturity date. For swaps, the tables present the notional amounts and the resulting weighted interest rates in accordance with the expected maturity. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement.

All existing financing and derivatives operations at December 31, 2006, and at December 31, 2005, are described below, broken down by applicable currencies, type of financing and interest rate benchmarks. Average weighted interest rates are expressed as a margin applied to the benchmark rate indicated (weighted average spread shown in the tables). The information additionally presents the equivalent amount in euro to the corresponding interest rate compounded by the benchmark rate and the weighted average spread. The exchange rates are those set by the European Central Bank as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear both in tables under the heading “Interest Rate Sensitivity” and in the tables under the heading “—Exchange Rate Sensitivity Analysis—Exchange Rate Sensitivity”.

The following symbols explain certain abbreviations used in the following tables:

EQL	Equity link (Equity portfolio index)
TAB	Banking Active Rate—Chile
CDI	Certificate of banks deposit rate—Brazil
DTF	Fixed terms deposit rate—Colombia
VAC	Constant purchase value (inflation index)—Peru
TJLP	Long term official interest rate—Brazil
CF BIRF	World Bank cost of funds—World Bank
FINEL	Index of Brazilian institution FINEL
TR	Rate of reference for public debt—Brazil
IGPM	Market prices general index—Brazil
EIB	European Investment Bank
MTN	Medium Term Note
IPCL	Consumer Price Index Linked—Spain

INTEREST-RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
		(millions of euros, except rates)
FLOATING RATE DEBT
Bank loans	EUR	154	2	52	20	882	161	1,271	1,283
Weighted average spread—Euribor		0.1%	0.1%	0.5%	0.3%	0.2%	0.3%
Structured loans	EUR		31				140	171	173
Weighted average spread—Euribor			0.3%				0.3%
EIB loans	EUR		51	85	128	128	713	1,105	1,154
Weighted average spread—Euribor			0.1%	0.1%	0.1%	0.1%	0.1%
Credits	EUR	1		1	255	2,678		2,935	2,945
Weighted average spread—Euribor		0.9%		0.4%	0.2%	0.2%
Project financing	EUR		32	33	30	35	111	241	254
Weighted average spread—Euribor		0.1%	0.7%	0.7%	0.7%	0.7%	0.5%
Bilateral Loans and Reciprocal Credits	EUR
Weighted average spread—Euribor
MTN	EUR		850	150		300	185	1,485	1,485
Weighted average spread—Euribor			0.1%	0.1%		0.2%	0.8%
MTN	EUR					80		80	83
Weighted average spread—EQL
MTN	EUR				10		15	25	25
Weighted average spread—IRS EUR					-0.6%		0.0%
MTN	EUR						15	15	16
Weighted average spread—IRS GBP							0.0%
Debentures	EUR
Weighted average spread—Euribor
Official euro loans	EUR
Weighted average spread—Euribor
MTN	EUR						90	90	97
Weighted average spread—IPC LINK							3.0%
Notes	EUR					1,373		1,373	1,372
Weighted average spread—Euribor						0.0%
Other (preference shares: 1,430)	EUR	1		23		22	1,432	1,478	1,549
Weighted average spread—Euribor		0.9%		0.9%		-0.1%	0.0%
Bank loans	USD	25	301	67	94	53	25	565	575
Weighted average spread—Libor		3.0%	1.1%	4.2%	1.3%	2.8%	2.7%
Credits	USD	7						7	8
Weighted average spread—Libor		0.0%
EIB loans	USD	6	50	14	13	14	53	150	155
Weighted average spread—Libor		0.9%	0.2%	0.4%	0.4%	0.4%	0.1%
Project financing	USD	21	38	17	20	13	41	150	151
Weighted average spread—Libor		3.0%	3.3%	3.0%	3.2%	3.3%	3.4%
Bonds	USD
Weighted average spread—Libor
MTN	USD			8				8	8
Weighted average spread—Libor				1.8%
MTN	USD
Weighted average spread—EQL
Notes	USD
Weighted average spread—Libor
Supply Financing	USD
Weighted average spread—Libor
Credits	JPY
Weighted average spread—Libor
Bank loans	JPY
Weighted average spread—Libor
Notes	CHF
Weighted average spread—Libor
MTN	CZK		16					16	18
Weighted average spread—Pribor			0.2%
Notes	GBP
Weighted average spread—Libor
Bank loans	CLP
Weighted average spread—TAB
Credit Lines	CLP
Weighted average spread—TAB
Other Debt	CLP
Weighted average spread—TAB
Local bonds	BRL		103			66	66	235	256
Weighted average spread—CDI			1.2%			0.9%	0.9%
Local bonds	BRL
Weighted average spread—CDI*
Local bonds	BRL				41			41	48
Weighted average spread—FINEL—IGPM					11.4%
Bank loans	BRL	21	18	39	213	1	1	293	297
Weighted average spread—CDI+		1.0%	1.0%	1.0%	2.5%	0.6%	1.0%
Bank loans	BRL
Weighted average spread—CDI*
Bank loans	BRL			11				11	12
Weighted average spread—FINEL—IGPM				11.3%
Project financing	BRL
Weighted average spread—CDI*
Project financing	BRL
Weighted average spread—FINEL—IGPM
Official loans	BRL	4	18	34	37	6		99	101
Weighted average spread—TJLP—TR—IGPM		2.8%	5.1%	4.0%	5.2%	5.9%
Bank loans	Other Currencies	124		25	12		110	271	269
Weighted average spread—DTF—VAC—CF		4.1%		3.0%	3.0%		2.9%
Bonds	Other Currencies	29		98		1		128	129
Weighted average spread—DTF—VAC—CF		4.0%		3.0%		1.1%
Official loans	Other Currencies	1						1	1
Weighted average spread—DTF—VAC—CF		0.9%
Local C/P	Other Currencies	4	6					10	9
Weighted average spread—VAC		3.0%	3.0%
TOTAL FLOATING		398	1,516	657	873	5,652	3,158	12,254	12,473

INTEREST-RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
		(millions of euros, except rates)
FIXED RATE DEBT
Structured loans	EUR
Weighted average interest rate
EIB loans	EUR
Weighted average interest rate
Notes	EUR
Weighted average interest rate
Debentures	EUR			499				499	509
Weighted average interest rate				4.2%
Loans	EUR				40		21	61	65
Weighted average interest rate					3.4%		5.1%
MTN	EUR			1,005		30	1,387	2,422	2,718
Weighted average interest rate				4.7%		5.3%	5.8%
Other	EUR		134	123	63	174	55	549	571
Weighted average interest rate			0.9%	0.9%	1.2%	1.0%	0.7%
EIB loans	CHF
Weighted average interest rate
MTN	CZK
Weighted average interest rate
MTN	GBP						623	623	559
Weighted average interest rate							6.1%
Bank loans	USD	42	22	6	12	43	8	133	123
Weighted average interest rate		7.7%	7.5%	6.7%	7.4%	7.4%	11.2%
EIB loans	USD	31	20	23	21	14		109	127
Weighted average interest rate		7.4%	7.4%	7.4%	7.4%	7.4%
Official loans	USD
Weighted average interest rate
Project financing	USD	2						2	2
Weighted average interest rate		1.7%
MTN	USD			319				319	278
Weighted average interest rate				6.0%
International bonds	USD		301	300		36	1,698	2,335	2,641
Weighted average interest rate			7.8%	8.5%		5.0%	7.2%
Local bonds	USD	45		8			15	68	70
Weighted average interest rate		8.6%		3.8%			6.1%
Other debt	USD	1	1	1	1	1	29	34	35
Weighted average interest rate		6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
EIB loans	JPY
Weighted average interest rate
MTN	JPY		74				22	96	72
Weighted average interest rate			1.1%				1.5%
Bank loans	CLP
Weighted average interest rate
Local bonds	CLP		3	5	112	5	168	293	341
Weighted average interest rate			5.9%	5.8%	4.9%	6.0%	6.1%
Official loans	BRL	16	14	15	18	17	23	103	90
Weighted average interest rate		8.9%	9.9%	10.9%	11.2%	11.5%	8.7%
Project financing	BRL			39				39	39
Weighted average interest rate				0.0%
Local bonds	BRL
Weighted average interest rate
Bank loans	Other Currency	93	50	3	2	2		150	150
Weighted average interest rate		7.7%	7.5%	1.8%	1.8%	1.8%
Other bonds	Other Currency		30	60	22	138	308	558	581
Weighted average interest rate			6.4%	7.0%	6.8%	6.3%	7.5%
Other debts	Other Currency
Weighted average interest rate
TOTAL FIXED		230	649	2,406	291	460	4,357	8,393	8,971
TOTAL FIXED + FLOATING		628	2,165	3,063	1,164	6,112	7,515	20,647	21,444

INTEREST RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
INTEREST RATE SWAPS
Swap in Euros
From floating to fixed		428	150	823	164	188	3,303	5,056	19
Spread received—Euribor	EUR	0.26%	0.00%	0.00%	0.02%	0.08%	0.14%
Rate Paid	EUR	3.92%	3.85%	4.20%	4.10%	4.30%	3.94%
From fixed to floating		30		1,157	40	15	713	1,955	216
Rate received	EUR	5.28%		4.67%	3.37%	6.10%	6.18%
Spread paid—Euribor	EUR	0.30%		0.11%	0.16%	0.35%	0.06%
From floating to floating		75	30					105	0
Spread received—Euribor	EUR	0.28%	0.30%
Spread paid—Euribor	EUR	-0.10%	-0.10%
From floating to floating		80						80
Spread received—EQL	EUR	0.00%
Spread paid—Euribor	EUR	0.25%
From floating to floating							90	90	7
Spread received—IPCL	EUR						3.00%
Spread paid—Euribor	EUR						0.16%
From floating to floating					10			10	0
Spread received—IRS Euribor	EUR				-0.61%
Spread paid—Euribor	EUR				0.28%
From floating to floating							15	15	0
Spread received—IRS GBP	EUR						0.00%
Spread paid—Euribor	EUR						0.10%
Interest Rate FRA in Euros
Import
Rate compensated	EUR
Interest Rate Swap in Foreign Currencies
From floating to fixed		47	55	6	8	8	35	159	1
Spread received—Libor	USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate Paid	USD	4.21%	4.34%	4.89%	4.86%	4.86%	4.87%
From fixed to floating
Rate received	USD
Spread paid—Euribor	USD
From fixed to floating
Rate received	CHF
Spread paid—Libor	CHF
From floating to floating
Spread received—% CDI	BRL
Spread paid—% CDI	BRL
From floating to floating
Spread received—Libor	USD
Spread paid—Libor	USD
From floating to fixed
Spread received—Libor	EUR
Rate paid	JPY
From floating to floating
Spread received—Euribor	EUR
Spread paid—Libor	USD
From floating to floating
Spread received—Libor	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—EQL	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—Libor	GBP
Spread paid—Euribor	EUR
From fixed to fixed		38	38					76	-11
Rate received	USD	4.08%	4.08%
Rate paid	EUR	4.38%	4.38%

INTEREST RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
From fixed to fixed							624	624	-66
Rate received	GBP						6.13%
Rate paid	EUR						6.02%
From fixed to fixed			94					94	0
Rate received	USD		7.75%
Rate paid	CLP		7.98%
From fixed to fixed							20	20	0
Rate received	PEN-VAC						6.23%
Rate paid	PEN						9.39%
From floating to floating
Spread received—Libor	CHF
Spread paid—Euribor	EUR
From fixed to floating				319		36	429	784	-72
Rate received	USD			6.00%		5.02%	5.44%
Spread paid—Euribor	EUR			0.12%		0.38%	0.44%
From fixed to floating
Rate received	CZK
Spread paid—Euribor	EUR
From floating to floating			17					17	2
Spread received—Pribor	CZK		0.23%
Spread paid—Euribor	EUR		0.29%
From fixed to fixed							580	580	-203
Rate received	USD						7.39%
Rate paid	UF						6.62%
From fixed to floating		10	9	7	6	6	5	43	-6
Rate received	USD	5.49	5.49%	5.49%	5.49%	5.49%	5.49%
Spread paid—% CDI	BRL	99.36	99.27%	98.80%	98.80%	98.80%	98.80%
From fixed to floating
Rate received	USD
Spread paid—CDI	BRL
From fixed to floating			73				22	95	-26
Rate received	JPY		1.07%				1.51%
Spread paid—Euribor	EUR		0.33%				0.25%
From floating to fixed
Spread received	USD
Rate paid	UF
From floating to floating
Spread received—Libor	USD
Spread paid—CDI	BRL
Interest Rate FRA in Foreign Currencies
Import
Rate compensated	USD
FOREIGN CURRENCY FORWARDS
Forward	EUR/USD	806	105	54	80	27	79	1,151	-2
Forward	UF/USD
Forward	BRL/USD
Forward	COP/USD
Forward	PEN/USD
Forward	USD/PLN	14						14	0
FOREIGN CURRENCY OPTIONS
Option	EUR/USD	165						165	-2
Option	UF/USD
Option	BRL/USD
Option	COP/USD
Option	PEN/USD
INTEREST RATE OPTIONS
COLLAR		48	108	33		100		289	1
Buy CAP—Euribor	EUR	5.20%	4.63%	5.92%		5.25%
Sell Floor—Euribor	EUR	2.73%	2.30%	2.45%		3.04%

INTEREST RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
CAP							1,500	1,500	5
Buy CAP—Euribor	EUR						5.42%
Sell CAP—Euribor	EUR						6.82%
COLLAR		37	92	84	31			244	0
Buy CAP—Libor	USD	5.50%	5.43%	5.50%	5.50%
Sell Floor—Libor	USD	4.69%	4.10%	4.11%	4.51%
TOTAL		1,778	771	2,483	339	380	7,415	13,166	-137

INTEREST-RATE SENSITIVITY
December 31, 2005

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euros, except rates)
FLOATING RATE DEBT
Bank loans	EUR	27	107	2	52	1,052		1,240	1,240
Weighted average spread—Euribor		0.2%	0.4%	0.1%	0.5%	0.2%
Structured loans	EUR		141	30	62	239		472	473
Weighted average spread—Euribor			0.3%	0.3%	0.4%	0.4%
EIB loans	EUR		86	87	87	138	458	856	856
Weighted average spread—Euribor			0.2%	0.2%	0.2%	0.2%	0.2%
Credits	EUR	56	10		24	1,476		1,566	1,566
Weighted average spread—Euribor		0.4%	0.3%		0.1%	0.2%
Project financing	EUR	32	18	18	17	16	96	197	198
Weighted average spread—Euribor		1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Loans and reciprocal credits	EUR	1						1	1
Weighted average spread—Euribor		0.0%
MTN	EUR					142	185	327	328
Weighted average spread—Euribor						0.3%	0.8%
MTN	EUR		80					80	80
Weighted average spread—EQL			0.0%
MTN	EUR					10	14	24	26
Weighted average spread—IRS—Euro						-0.6%	0.0%
MTN	EUR						14	14	17
Weighted average spread—Euribor							0.0%
Official euro loans	EUR	1	1	1				3	2
Weighted average spread—Euribor		0.9%	0.9%	0.9%
MTN	EUR						90	90	101
Weighted average spread—IPC LINK							0.0%
Notes	EUR	489				631		1,120	1,123
Weighted average spread—Euribor		0.0%				0.0%
Other (preference shares: 1,419)	EUR						1,419	1,419	1,500
Weighted average spread—Euribor							0.0%
Bank loans	USD	95	13	137	27	131	16	419	476
Weighted average spread—Libor		1.5%	3.1%	1.9%	2.3%	0.9%	3.1%
EIB loans	USD		59	63	18	188	30	358	362
Weighted average spread—Libor			0.8%	0.8%	1.6%	0.2%	0.5%
Project financing	USD	12	12	13	12	13	20	82	104
Weighted average spread—Libor		4.0%	4.6%	5.4%	6.8%	9.3%	14.7%
MTN	USD				8			8	10
Weighted average spread—Libor					1.8%
Notes	USD	13						13	9
Weighted average spread—Libor		2.0%
Supply financing	USD	2	2					4	5
Weighted average spread—Libor		2.3%	2.3%
MTN	CZK			17				17	17
Weighted average spread—Pribor				0.2%
Local bonds	BRL			104				104	116
Weighted average spread—CDI				1.2%
Local bonds	BRL	3	3	4	4	4	8	26	29
Weighted average spread—CDI		116.0%	116.0%	116.0%	116.0%	116.0%	116.0%
Local bonds	BRL					40		40	45
Weighted average spread—FINEL-IGPM						11.4%
Bank loans	BRL	3	22		24			49	72
Weighted average spread—CDI		1.9%	1.9%		1.5%
Bank loans	BRL		11					11	11
Weighted average spread—CDI			108.0%
Bank loans	BRL		3	3	13	39	3	61	63
Weighted average spread—FINEL-IGPM			11.6%	11.6%	11.6%	11.7%	11.7%
Project financing	BRL						59	59	41
Weighted average spread—CDI							87.0%
Project financing	BRL	17	18	15				50	47
Weighted average spread—FINEL-IGPM		4.7%	4.7%	5.0%
Official loans	BRL	36	25	34	26	17	2	140	144
Weighted average spread—TJLP-TR-IGPM		1.9%	2.2%	2.5%	2.8%	3.6%	6.3%
Bank loans	Other Currencies	62	22					84	88
Weighted average spread—DTF-VAC-CF		5.1%	4.9%
Bonds	Other Currencies	18	17		105		1	141	150
Weighted average spread—DTF-VAC-CF		2.7%	2.8%		3.0%		1.1%
TOTAL FLOATING		867	650	528	479	4,136	2,415	9,075	9,300

INTEREST-RATE SENSITIVITY
December 31, 2005

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euros, except rates)
FIXED RATE DEBT
Notes	EUR					42		42	42
Weighted average interest rate						13.9%
Debentures	EUR				500			500	534
Weighted average interest rate					4.2%
Loans	EUR	433	80			40		553	570
Weighted average interest rate		4.1%	7.6%			3.4%
MTN	EUR				1,005	1,250	1,453	3,708	4,161
Weighted average interest rate					4.7%	5.5%	5.6%
Other	EUR	154	149	140	131	65	80	719	772
Weighted average interest rate		5.0%	5.0%	5.0%	5.1%	4.6%	6.6%
MTN	GBP						583	583	656
Weighted average interest rate							6.1%
Bank loans	USD	28	30	21	4	1	7	91	92
Weighted average interest rate		7.2%	7.1%	6.9%	5.9%	6.0%	6.0%
Supplier loans	USD	27	24	22	15	15	14	117	123
Weighted average interest rate		7.4%	7.4%	7.4%	7.4%	7.4%	7.4%
Project financing	USD	26	25	24	24	18	35	152	154
Weighted average interest rate		6.1%	6.1%	6.2%	6.1%	6.0%	6.0%
MTN	USD				297		487	784	808
Weighted average interest rate					6.0%		5.4%
International bonds	USD	434	10	318	523	6	1,247	2,538	2,740
Weighted average interest rate		7.8%	7.9%	7.9%	7.7%	7.8%	7.9%
Local bonds	USD	24	50		7		17	98	97
Weighted average interest rate		7.8%	7.5%		5.3%		6.1%
Leasing	USD	1	1	1	1	1	35	40	35
Weighted average interest rate		6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
MTN	JPY	36		58			21	115	113
Weighted average interest rate		0.7%		1.1%			1.5%
Local bonds	CLP-UF	187	2	4	4	132	206	535	579
Weighted average interest rate		5.8%	5.6%	5.6%	5.6%	5.6%	6.1%
Project financing	BRL	4	4	4	4	4	27	47	41
Weighted average interest rate		9.6%	9.8%	10.1%	10.3%	10.7%	11.1%
Local bonds	BRL	21	6	3	3	3	8	44	42
Weighted average interest rate		9.1%	8.2%	8.6%	8.7%	8.8%	8.8%
Bank loans	Other Currencies	25	24					49	50
Weighted average interest rate		6.6%	6.0%
Bonds	Other Currencies	142	15	31	54	59	332	633	701
Weighted average interest rate		6.3%	6.2%	6.2%	6.2%	6.1%	6.0%
Other debt	Other Currencies	7	3	3	3	3	1	20	21
Weighted average interest rate		4.5%	1.8%	1.8%	1.8%	1.8%	1.8%
TOTAL FIXED		1,549	423	629	2,575	1,639	4,553	11,368	12,331
TOTAL FIXED + FLOATING		2,416	1,073	1,157	3,054	5,775	6,968	20,443	21,631

INTEREST-RATE SENSITIVITY

December 31, 2005

		Maturity Dates							Fair Value at December 31,
	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euros, except rates)
INTEREST RATE SWAPS
Swap in Euros
From variable to fixed		547	328	110	1,229	99	3,709	6,022	(222)
Spread received—Euribor	EUR	0.00%	0.11%	0.00%	0.03%	0.00%	0.13%
Rate paid	EUR	3.59%	3.56%	3.69%	4.33%	4.29%	3.96%
From fixed to floating		957	68	174	1,405	40	122	2,766	300
Rate received	EUR	4.80%	6.23%	6.74%	5.02%	3.37%	6.15%
Spread paid—Euribor	EUR	0.70%	0.09%	-0.04%	0.08%	0.16%	0.42%
From floating to floating		240	75	30				345	2
Spread received—Euribor	EUR	0.35%	0.28%	0.30%
Spread paid—Euribor	EUR	-0.10%	-0.10%	-0.10%
From floating to floating			80					80	0
Spread received—EQL	EUR		0.00%
Spread paid—Euribor	EUR		0.25%
From floating to floating						90		90	11
Spread received—IPCL	EUR					0.00%
Spread paid—Euribor	EUR					0.16%
From floating to floating						10	15	25	1
Spread received—IRS Euro	EUR					-0.61%	0.00%
Spread paid—Euribor	EUR					0.28%	0.34%
From floating to floating							15	15	2
Spread received—IRS GBP	EUR						4.50%
Spread paid—Euribor	EUR						0.10%
Interest Rate Swap in Foreign Currency
From floating to fixed		42	50	59	5	6	37	199	2
Spread received—Libor	USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	4.11%	4.17%	4.31%	4.69%	4.69%	4.69%
From fixed to floating
Rate received	USD
Spread paid—Euribor	USD
From fixed to floating
Rate received	CHF
Spread paid—Libor	CHF
From floating to floating
Spread received—%CDI	BRL
Spread paid—%CDI	BRL
From floating to floating
Spread received—Libor	USD
Spread paid—Libor	USD
From floating to fixed
Spread received—Libor	EUR
Rate paid	JPY
From floating to floating
Spread received—Euribor	EUR
Spread paid—Libor	USD
From floating to floating		78						78	5
Spread received—Libor	USD	-0.01%
Spread paid—Euribor	EUR	0.06%
From floating to floating
Spread received—EQL	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—Libor	GBP
Spread paid—Euribor	EUR
From fixed to fixed		38	38	38				114	(11)
Rate received	USD	4.08%	4.08%	4.08%
Rate paid	EUR	4.38%	4.38%	4.38%
From fixed to fixed							624	624	(84)
Rate received	GBP						6.13%
Rate paid	EUR						6.02%
From floating to floating
Spread received—Libor	CHF
Spread paid—Euribor	EUR
From fixed to floating					319		465	784	11
Rate received	USD				6.00%		5.41%
Spread paid—Euribor	EUR				0.12%		0.43%
From fixed to floating
Rate received	CZK
Spread paid—Euribor	EUR
From floating to floating				17				17	1
Rate received—Pribor	CZK			0.23%
Spread paid—Euribor	EUR			0.29%

INTEREST-RATE SENSITIVITY

December 31, 2005

		Maturity Dates							Fair Value at December 31,
	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euros, except rates)
From fixed to fixed		83					500	583	(172)
Rate received	USD	6.90%					7.39%
Rate paid	UF	5.27%					6.62%
From fixed to floating		43	1	1				45	(15)
Rate received	USD	5.49%	5.50%	5.50%
Spread paid—% CDI	BRL	88.19%	103.80%	103.80%
From fixed to floating			8					8	(4)
Rate received	USD		7.48%
Spread paid—CDI	BRL		3.25%
From fixed to floating			3	3	2	2		10	(1)
Rate received	USD		6.35%	6.35%	6.35%	6.35%
Spread paid—IGPM	BRL		11.40%	11.40%	11.40%	11.40%
From fixed to floating		49		74			21	144	(33)
Rate received	JPY	0.70%		1.07%			1.51%
Spread paid—Euribor	EUR	0.32%		0.35%			0.25%
From floating to fixed		42						42	(21)
Spread received	USD	1.50%
Rate paid	UF	5.31%
From floating to floating
Spread received—Libor	USD
Spread paid—CDI	BRL
FOREIGN CURRENCY FORWARDS
Forward	EUR/USD	244	15					259	(3)
Forward	CLP/USD
INTEREST RATE OPTIONS
COLLAR in EUROS		102	14	75	100		100	391	(2)
Buy CAP—Euribor	EUR	4.52%	6.00%	3.44%	5.40%		5.25%
Sell Floor—Euribor	EUR	2.04%	3.50%	2.15%	2.45%		3.04%
CAP							1,500	1,500	5
Buy CAP—Euribor	EUR						5.42%
Sell CAP—Euribor	EUR						6.82%
FOREIGN CURRENCY COLLAR		71			50	34		155	(0)
Buy CAP—Libor	USD	5.50%			5.50%	5.50%
Sell Floor—Libor	USD	3.50%			4.10%	4.51%
TOTAL		2,536	680	581	3,110	281	7,108	14,296	(228)

Exchange Rate Sensitivity Analysis

The following tables provide information regarding our financial instruments and derivatives at December 31, 2006 and at December 31, 2005 that are sensitive to exchange rate fluctuations. These include bond instruments, currency swaps and exchange rate insurance. For debt commitments, the tables present the main cash flows and the resulting average interest rate weighted by the expected maturity date. For swaps, the tables present the notional amounts and the resulting interest rate weighted by the expected contractually agreed expiry (maturity) date.

For exchange rate insurance, the tables show the notional amounts weighted by the expected maturity (contractual expiry) date. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreement. The average weighted interest rates are presented as a margin applied to the benchmark rate indicated. Except where indicated, the information presents the equivalent amount in euros, since the euro is the currency in which Endesa presents its accounts. The exchange rates used are those fixed by the European Central Bank as at the date of each table (or the immediately preceding business day if such date is not a business day). The cash flows of the instruments are denominated in the currency indicated. All of the commitments in foreign currencies appear in both the following tables and the tables under the heading “—Interest Rate Sensitivity Analysis—Interest Rate Sensitivity” above.

EXCHANGE RATE SENSITIVITY

December 31, 2006

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
FLOATING RATE DEBT
Bank loans		25	301	67	94	53	25	565	575
Weighted average spread—Libor	USD	3.0%	1.1%	4.2%	1.3%	2.8%	2.7%
Credits		7						7	8
Weighted average spread—Libor	USD	0.0%
EIB loans		6	50	14	13	14	53	150	155
Weighted average spread—Libor	USD	0.9%	0.2%	0.4%	0.4%	0.4%	0.1%
Project financing		21	38	17	20	13	41	150	151
Weighted average spread—Libor	USD	3.0%	3.3%	3.0%	3.2%	3.3%	3.4%
Bonds
Weighted average spread—Libor	USD
MTN				8				8	8
Weighted average spread—Libor	USD			1.8%
MTN
Weighted average spread—EQL	USD
Notes
Weighted average spread—Libor	USD
Supply financing
Weighted average spread—Libor	USD
Credits
Weighted average spread—Libor	JPY
Bank loans
Weighted average spread—Libor	JPY
Notes
Weighted average spread—Libor	CHF
MTN			16					16	18
Weighted average spread—Pribor	CZK		0.2%
Notes
Weighted average spread—Libor	GBP
Bank loans
Weighted average spread—TAB	CLP
Credit lines
Weighted average spread—TAB	CLP
Other debt
Weighted average spread—TAB	CLP
Local bonds			103			66	66	235	256
Weighted average spread—CDI	BRL		1.2%			0.9%	0.9%
Local bonds
Weighted average spread—CDI*	BRL
Local bonds					41			41	48
Weighted average spread—FINEL-IGPM	BRL				11.4%
Bank loans		21	18	39	213	1	1	293	297
Weighted average spread—CDI+	BRL	1.0%	1.0%	1.0%	2.5%	0.6%	1.0%
Bank loans
Weighted average spread—CDI*	BRL
Bank loans				11				11	12
Weighted average spread—FINEL-IGPM	BRL			11.4%
Project financing
Weighted average spread—CDI*	BRL
Project financing
Weighted average spread—FINEL-IGPM	BRL
Official loans		4	18	34	37	6		99	101
Weighted average spread—TJLP-TR-IGPM	BRL	2.8%	5.1%	4.0%	5.2%	5.9%
Bank loans		124		25	12		110	271	269
Weighted average spread—DTF-VAC-CF	Other Currencies	4.1%		3.0%	3.0%		2.9%
Bonds		29		98		1		128	129
Weighted average spread—DTF-VAC-CF	Other Currencies	4.0%		3.0%		1.1%
Official loans		1						1	1
Weighted average spread—DTF-VAC-CF	Other Currencies	0.9%
Local C/P		4	6					10	9
Weighted average spread—VAC	Other Currencies	3.0%	3.0%
TOTAL FLOATING		242	550	313	430	154	296	1,985	2,037

EXCHANGE RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
FIXED RATE DEBT
EIB loans	CHF
Weighted average interest rate
MTN	CZK
Weighted average interest rate
MTN	GBP						623	623	559
Weighted average interest rate							6.1%
Bank loans	USD	42	22	6	12	43	8	133	123
Weighted average interest rate		7.7%	7.5%	6.7%	7.4%	7.4%	11.2%
EIB loans	USD	31	20	23	21	14		109	127
Weighted average interest rate		7.4%	7.4%	7.4%	7.4%	7.4%
Official loans	USD
Weighted average interest rate
Project financing	USD	2						2	2
Weighted average interest rate		1.7%
MTN	USD			319				319	278
Weighted average interest rate				6.0%
International bonds	USD		301	300		36	1,698	2,335	2,641
Weighted average interest rate			7.8%	8.5%		5.0%	7.2%
Local bonds	USD	45		8			15	68	70
Weighted average interest rate		8.6%		3.8%			6.1%
Other debt	USD	1	1	1	1	1	29	34	35
Weighted average interest rate		6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
EIB loans	JPY
Weighted average interest rate
MTN	JPY		74				22	96	72
Weighted average interest rate			1.1%				1.5%
Bank loans	CLP
Weighted average interest rate
Local bonds	CLP		3	5	112	5	168	293	341
Weighted average interest rate			5.9%	5.8%	4.9%	6.0%	6.1%
Official loans	BRL	16	14	15	18	17	23	103	90
Weighted average interest rate		8.9%	9.9%	10.9%	11.2%	11.5%	8.7%
Project financing	BRL			39				39	39
Weighted average interest rate				0.0%
Local bonds	BRL
Weighted average interest rate
Bank loans	Other Currencies	93	50	3	2	2		150	150
Weighted average interest rate		7.7%	7.5%	1.8%	1.8%	1.8%
Other bonds	Other Currencies		30	60	22	138	308	558	581
Weighted average interest rate			6.4%	7.0%	6.8%	6.3%	7.5%
Other debts	Other Currencies
Weighted average interest rate
TOTAL FIXED		230	515	779	188	256	2,894	4,862	5,108
TOTAL FIXED & FLOATING		472	1,065	1,092	618	410	3,190	6,847	7,145

EXCHANGE RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
EXCHANGE RATE SWAPS
From floating to fixed		47	55	6	8	8	35	159	1
Spread received—Libor	USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	4.21%	4.34%	4.89%	4.86%	4.86%	4.87%
From fixed to floating
Rate received	USD
Spread paid—Euribor	USD
From fixed to floating
Rate received	CHF
Spread paid—Libor	CHF
From floating to floating
Spread received—%CDI	BRL
Spread paid—%CDI	BRL
From floating to floating
Spread received—Libor	USD
Spread paid—Libor	USD
From floating to fixed
Spread received—Libor	EUR
Rate paid	JPY
From floating to floating
Spread received—Euribor	EUR
Spread paid—Libor	USD
From floating to floating
Spread received—Libor	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—EQL	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—Libor	GBP
Spread paid—Euribor	EUR
From fixed to fixed		38	38					76	(11)
Rate received	USD	4.08%	4.08%
Rate paid	EUR	4.38%	4.38%
From fixed to fixed							624	624	(66)
Rate received	GBP						6.13%
Rate paid	EUR						6.02%
From fixed to fixed			94				0	94	0
Rate received	USD		7.75%
Rate paid	CLP		7.98%
From fixed to fixed							20	20	0
Rate received	PEN-VAC						6.23%
Rate paid	PEN						9.39%
From floating to floating
Spread received—Libor	CHF
Spread paid—Euribor	EUR
From fixed to floating				319		36	429	784	(72)
Rate received	USD			6.00%		5.02%	5.44%
Spread paid—Euribor	EUR			0.12%		0.38%	0.44%
From fixed to floating
Rate received	CZK
Spread paid—Euribor	EUR
From floating to floating			17					17	2
Rate received—Pribor	CZK		0.23%
Spread paid—Euribor	EUR		0.29%
From fixed to fixed							580	580	(203)
Rate received	USD						7.39%
Rate paid	UF						6.62%

EXCHANGE RATE SENSITIVITY
December 31, 2006

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2007	2008	2009	2010	2011	Subsequent	Total	2006
	(millions of euros, except rates)
From fixed to floating		10	9	7	6	6	5	43	(6)
Rate received	USD	5.49%	5.49%	5.49%	5.49%	5.49%	5.49%
Spread paid—% CDI	BRL	99.36%	99.27%	98.80%	98.80%	98.80%	98.80%
From fixed to floating
Rate received	USD
Spread paid—CDI	BRL
From fixed to floating			73				22	95	(26)
Rate received	JPY		1.07%				1.51%
Spread paid—Euribor	EUR		0.33%				0.25%
From floating to fixed
Spread received	USD
Rate paid	UF
From floating to floating
Spread received—Libor	USD
Spread paid—CDI	BRL
Interest Rate FRA in Foreign Currencies
Import
Rate compensated	USD
FOREIGN CURRENCY FORWARD
Forward	EUR/USD	806	105	54	80	27	79	1,151	(2)
Forward	UF/USD
Forward	BRL/USD
Forward	COP/USD
Forward	PEN/USD
Forward	USD/PLN	14						14	0
FOREIGN CURRENCY OPTIONS
Option	EUR/USD	165						165	(2)
Option	UF/USD
Option	BRL/USD
Option	COP/USD
Option	PEN/USD
INTEREST RATE OPTIONS
Foreign currency collar		37	92	84	31			244	0
Buy CAP—Libor	USD	5.50%	5.43%	5.50%	5.50%
Sell Floor—Libor	USD	4.69%	4.10%	4.11%	4.51%
TOTAL		1,117	483	470	125	77	1,794	4,066	(385)

EXCHANGE RATE SENSITIVITY

December 31, 2005

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euros, except rates)
FLOATING RATE DEBT
Bank loans	USD	95	13	137	27	131	16	419	476
Weighted average spread—Libor		1.5%	3.1%	1.9%	2.3%	0.9%	3.1%
EIB loans	USD		59	63	18	188	30	358	362
Weighted average spread—Libor			0.8%	0.8%	1.6%	0.2%	0.5%
Project financing	USD	12	12	13	12	13	20	82	104
Weighted average spread—Libor		4.0%	4.6%	5.4%	6.8%	9.3%	14.7%
MTN	USD				8			8	10
Weighted average spread—Libor					1.8%
Notes	USD	13						13	9
Weighted average spread—Libor		2.0%
Supply financing	USD	2	2					4	5
Weighted average spread—Libor		2.3%	2.3%
MTN	CZK			17				17	17
Weighted average spread—Libor				0.2%
Local bonds	BRL			104				104	116
Weighted average spread—CDI				1.2%
Local bonds	BRL	3	3	4	4	4	8	26	29
Weighted average spread—CDI*		116.0%	116.0%	116.0%	116.0%	116.0%	116.0%
Local bonds	BRL					40		40	45
Weighted average spread—FINEL-IGPM						11.4%
Bank loans	BRL	3	22		24			49	72
Weighted average spread—CDI+		1.9%	1.9%		1.5%
Bank loans	BRL		11					11	11
Weighted average spread—CDI*			108.0%
Bank loans	BRL		3	3	13	39	3	61	63
Weighted average spread—FINEL-IGPM			11.6%	11.6%	11.6%	11.7%	11.7%
Project financing	BRL						59	59	41
Weighted average spread—CDI*							87.0%
Project financing	BRL	17	18	15				50	47
Weighted average spread—FINEL-IGPM		4.7%	4.7%	5.0%
Official loans	BRL	36	25	34	26	17	2	140	144
Weighted average spread—TJLP-TR-IGPM		1.9%	2.2%	2.5%	2.8%	3.6%	6.3%
Bank loans	Other Currencies	62	22					84	88
Weighted average spread—DTF-VAC-CF		5.1%	4.9%
Bonds	Other Currencies	18	17		105		1	141	150
Weighted average spread—DTF-VAC-CF		2.7%	2.8%		3.0%		1.1%
TOTAL FLOATING		261	207	390	237	432	139	1,666	1,789

EXCHANGE RATE SENSITIVITY

December 31, 2005

		Maturity Dates							Fair Value at December 31,
DEBT	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	2005
	(millions of euros, except rates)
FIXED RATE DEBT
MTN	GBP						583	583	656
Weighted average interest rate							6.1%
Bank loans	USD	28	30	21	4	1	7	91	92
Weighted average interest rate		7.2%	7.1%	6.9%	5.9%	6.0%	6.0%
Supplier loans	USD	27	24	22	15	15	14	117	123
Weighted average interest rate		7.4%	7.4%	7.4%	7.4%	7.4%	7.4%
Project financing	USD	26	25	24	24	18	35	152	154
Weighted average interest rate		6.1%	6.1%	6.2%	6.1%	6.0%	6.0%
MTN	USD				297		487	784	808
Weighted average interest rate					6.0%		5.4%
International bonds	USD	434	10	318	523	6	1,247	2,538	2,740
Weighted average interest rate		7.8%	7.9%	7.9%	7.7%	7.8%	7.9%
Local bonds	USD	24	50		7		17	98	97
Weighted average interest rate		7.8%	7.5%		5.3%		6.1%
Leasing	USD	1	1	1	1	1	35	40	35
Weighted average interest rate		6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
MTN	JPY	36		58			21	115	113
Weighted average interest rate		0.7%		1.1%			1.5%
Local bonds	CLP-UF	187	2	4	4	132	206	535	579
Weighted average interest rate		5.8%	5.6%	5.6%	5.6%	5.6%	6.1%
Project financing	BRL	4	4	4	4	4	27	47	41
Weighted average interest rate		9.6%	9.8%	10.1%	10.3%	10.7%	11.1%
Local bonds	BRL	21	6	3	3	3	8	44	42
Weighted average interest rate		9.1%	8.2%	8.6%	8.7%	8.8%	8.8%
Bank loans	Other Currencies	25	24					49	50
Weighted average interest rate		6.6%	6.0%
Bonds	Other Currencies	142	15	31	54	59	332	633	701
Weighted average interest rate		6.3%	6.2%	6.2%	6.2%	6.1%	6.0%
Other debt	Other Currencies	7	3	3	3	3	1	20	21
Weighted average interest rate		4.5%	1.8%	1.8%	1.8%	1.8%	1.8%
TOTAL FIXED		962	194	489	939	242	3,020	5,846	6,252
TOTAL FIXED + FLOATING		1,223	401	879	1,176	674	3,159	7,512	8,041

EXCHANGE RATE SENSITIVITY
December 31, 2005

		Maturity Date							Fair Value at
	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	December 31, 2005
	(millions of euros, except rates)
INTEREST RATE SWAP IN FOREIGN CURRENCIES
From floating to fixed		42	50	59	5	6	37	199	2
Spread received—Libor	USD	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate paid	USD	4.11	4.17%	4.31%	4.69%	4.69%	4.69%
From fixed to floating
Rate received	USD
Spread paid—Euribor	USD
From fixed to floating
Rate received	CHF
Spread paid—Libor	CHF
From floating to floating
Spread received—%CDI	BRL
Spread paid—%CDI	BRL
From floating to floating
Spread received—Libor	USD
Spread paid—Libor	USD
From floating to fixed
Spread received—Libor	EUR
Rate paid	JPY
From floating to floating
Spread received—Euribor	EUR
Spread paid—Libor	USD
From floating to floating		78						78	5
Spread received—Libor	USD	-0.01%
Spread paid—Euribor	EUR	0.06%
From floating to floating
Spread received—EQL	USD
Spread paid—Euribor	EUR
From floating to floating
Spread received—Libor	GBP
Spread paid—Euribor	EUR
From fixed to fixed		38	38	38				114	(11)
Rate received	USD	4.08%	4.08%	4.08%
Rate paid	EUR	4.38%	4.38%	4.38%
From fixed to fixed							624	624	(84)
Rate received	GBP						6.13%
Rate paid	EUR						6.02%
From floating to floating
Spread received—Libor	CHF
Spread paid—Euribor	EUR
From fixed to floating					319		465	784	11
Rate received	USD				6.00%		5.41%
Spread paid—Euribor	EUR				0.12%		0.43%
From fixed to floating
Rate received	CZK
Spread paid—Euribor	EUR
From floating to floating				17				17	1
Rate received—Pribor	CZK			0.23%
Spread paid—Euribor	EUR			0.29%
From fixed to fixed		83					500	583	(172)
Rate received	USD	6.90%					7.39%
Rate paid	UF	5.27%					6.62%
From fixed to floating		43	1	1				45	(15)
Rate received	USD	5.49%	5.50%	5.50%
Spread paid—%CDI	BRL	88.19%	103.80%	103.80%

EXCHANGE RATE SENSITIVITY
December 31, 2005

		Maturity Date							Fair Value at
	Denominated in	2006	2007	2008	2009	2010	Subsequent	Total	December 31, 2005
	(millions of euros, except rates)
From fixed to floating			8					8	(4)
Rate received	USD		7.48%
Spread paid—CDI	BRL		3.25%
From fixed to floating			3	3	2	2		10	(1)
Rate received	USD		6.35%	6.35%	6.35%	6.35%
Spread paid—IGPM	BRL		11.40%	11.40%	11.40%	11.40%
From fixed to floating		49		74			21	144	(33)
Rate received	JPY	0.70%		1.07%			1.51%
Spread paid—Euribor	EUR	0.32%		0.35%			0.25%
From floating to fixed		42						42	(21)
Spread received	USD	1.50%
Rate paid	UF	5.31%
From floating to floating
Spread received—Libor	USD
Spread paid—CDI	BRL
FOREIGN CURRENCY FORWARDS
Forward	EUR/USD	244	15					259	(3)
Forward	CLP/USD
INTEREST RATE OPTIONS
FOREIGN CURRENCY COLLAR		71			50	34		155
Buy CAP—Libor	USD	5.50%			5.50%	5.50%
Sell Floor—Libor	USD	3.50%			4.10%	4.51%
TOTAL		690	115	192	376	42	1,647	3,062	(325)

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures”, as defined in Rule 13a-15(f) under the Exchange Act, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Endesa’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•       Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Endesa;

•       Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Endesa’s management and directors; and

•       Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Endesa’s management has concluded that as of December 31, 2006, the Company’s internal control over financial reporting was effective.

Management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report, which is included under “Item 18. Financial Statements”.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B.             CODE OF ETHICS

Endesa, S.A. has the Rules on Corporate Integrity, comprised of the Charter Governing Senior Management, the Charter Governing Executives and the Employees’ Code of Conduct. They establish the principles that guide their respective actions: ethical conduct, professional standards and confidentiality. They also establish the limitations and define the conflicts of interest arising from their status as executives and senior executives. Since March 25, 2003, we have not waived compliance with, nor made any amendment to, the Rules on Corporate Integrity. The Rules on Corporate Integrity were filed as Exhibit 11.1 to our annual report for the fiscal year ended December 31, 2003 filed on June 30, 2004 and are incorporated by reference herein. The English translation of the Rules on Corporate Integrity were filed as Exhibit 11.2 to our annual report for the fiscal year ended December 31, 2003 filed on June 30, 2004 and are incorporated by reference herein.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L., as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for the periods indicated.

Services Rendered	2005	2006
	(thousands of euros)
Audit Fees	7,361	11,249
Audit-Related Fees(1)	2,601	1,778
Tax Fees(2)	53	97
All Other Fees(3)	515	1,497
Total	10,530	14,621

(1)          In 2006, includes fees paid for: the review of certain distribution investments and for the review of the quality services of Endesa’s distribution systems, both required by Spanish regulators (€1,238,460); last invoice for the assistance services rendered in relation with Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (€179,757); several agreed upon procedures (€210,000) and other audit-related services (€149,309). In 2005, includes fees for: assistance services rendered in relation with Endesa’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (€1,510,249); review of certain distribution investments (€405,083); several agreed upon procedures (€229,239); due diligence performed in Italy and Poland (€177,000); and other audit-related services (€279,776).

(2)          In 2006, includes fees paid for: tax consultancy work in Argentina, Colombia, Chile and Spain (amounted to €45,000, €40,230, €6,826 and €5,137 respectively). In 2005, includes fees paid for tax consultancy work in Argentina, Chile and Spain (amounting to €38,585, €12,413 and €2,407, respectively).

(3)          In 2006, includes fees paid for: IT collaboration over Endesa’s tax planning and monitoring systems (€820,000); collaboration related to Endesa’s Corporate Risk Model (€386,081); collaboration reviewing quality drivers on distribution activity (€160,765) and other minor services (€77,566). In 2005, includes fees for: collaboration in a project to update the model processes (€255,000); collaboration in a rules and procedures program project (€107,990); collaboration in a commercial procedures identification project (€48,400) and other minor services (€103,495).

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

Fees payable in connection with recurring audit services are approved as part of our annual budget. Fees payable in connection with nonrecurring audit services, once they have been analyzed by the corporate audit department, are submitted to the Audit and Control Committee for approval or denial.

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

In addition, due to the SEC-PCAOB release number 34-53677 (Audit Committee Pre-Approval of Certain Tax Services), the Audit and Control Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.             PURCHASES FOR EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

In 2006, neither Endesa, S.A. nor any of its affiliates, purchased any of Endesa, S.A.’s equity securities.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.                      FINANCIAL STATEMENTS

See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19.                      EXHIBITS

(a)   List of Financial Statements

Page
Auditors’ Reports Introduction Note	F-2
Report of Deloitte, S.L. for the consolidated financial statements of Endesa, S.A. as of December 31, 2005 and 2006 and for the three year period ended December 31, 2006	F-4
Report of Deloitte, S.L. Endesa, S.A. Internal Control over Financial Reporting as of December 31, 2006	F-6

Report of Ernst & Young LTDA. for the consolidated financial statements of Empresa Nacional de Electricidad S.A.(Endesa Chile) as of December 31, 2005 and 2006 and for the three year period ended December 31, 2006

F-8
Report of Ernst & Young LTDA. Empresa Nacional de Electricidad S.A. (Endesa Chile). Internal Control over Financial Reporting as of December 31, 2006	F-10

Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. for the consolidated financial statements of Endesa Brasil, S.A. as of December 31, 2005 and 2006 and for the three months ended December 31, 2005 and the year ended December 31, 2006

F-12
Report of Ernst & Young Auditores Independentes S.S. for the consolidated financial statements of Companhia de Interconexão Energética (CIEN) as of and for the year ended December 31, 2006	F-14
Report of Ernst & Young Auditores Independentes S.S. for the individual financial statements of Companhia de Interconexão Energética (CIEN) as of and for the three months ended December 31, 2005	F-16
Report of Ernst & Young Auditores Independentes S.S. for Central Geradora Termelétrica Fortaleza as of and for the year ended December 31, 2006	F-17
Report of Ernst & Young Auditores Independentes S.S. for Centrais Elétricas Cachoeira Dourada S.A. as of and for the year ended December 31, 2006	F-18
Report of Ernst & Young Auditores Independentes S.S. for Central Geradora Termelétrica Fortaleza as of and for the three months ended December 31, 2005	F-19
Report of Ernst & Young Auditores Independentes S.S. for Centrais Elétricas Cachoeira Dourada S.A. as of and for the three months ended December 31, 2005	F-20
Report of Deloitte & Co. S.R.L. for the individual financial statements of Compañía de Transmisión del Mercosur S.A. as of and for the year ended December 31, 2006	F-21
Report of Deloitte & Co. S.R.L. for the individual financial statements of Transportadora de Energía S.A. as of and for the year ended December 31, 2006	F-22
Report of Ernst & Young Auditores Independentes S.S. for the consolidated financial statements of Companhia de Interconexão Energética (CIEN) as of and for the two year period ended December 31, 2005	F-23
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-25
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F-26
Consolidated Statement of Recognized Income and Expense for the years ended December 31, 2004, 2005 and 2006	F-27
Consolidated Cash Flow Statements for the years ended December 31, 2004, 2005 and 2006	F-28
Notes to the Consolidated Financial Statements	F-29

(b)   List of Exhibits

1.1	Articles of Association, as amended.*
1.2	Articles of Association, as amended (English translation).*
8.1	List of Subsidiaries.
11.1	Code of Ethics.*
11.2	Code of Ethics (English translation).*
12.1	Section 302 Chief Executive Officer Certification.
12.2	Section 302 Chief Financial Officer Certification.
13.1	Section 906 Certification.

*                    Incorporated by reference to Endesa, S.A.’s annual report for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 30, 2004.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENDESA, S.A.
By:	/s/ JOSÉ LUIS PALOMO ALVAREZ
Name: José Luis Palomo Alvarez
Title: Chief Financial Officer

Date: June 1, 2007

INDEX TO ENDESA, S.A.’S
CONSOLIDATED FINANCIAL STATEMENTS

Page
Auditors’ Reports Introduction Note	F-2
Report of Deloitte, S.L. for the consolidated financial statements of Endesa, S.A. as of December 31, 2005 and 2006 and for the three year period ended December 31, 2006	F-4
Report of Deloitte, S.L. Endesa, S.A. Internal Control over Financial Reporting as of December 31, 2006	F-6

Report of Ernst & Young LTDA. for the consolidated financial statements of Empresa Nacional de Electricidad S.A.(Endesa Chile) as of December 31, 2005 and 2006 and for the three year period ended December 31, 2006

F-8
Report of Ernst & Young LTDA. Empresa Nacional de Electricidad S.A. (Endesa Chile). Internal Control over Financial Reporting as of December 31, 2006	F-10

Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. for the consolidated financial statements of Endesa Brasil, S.A. as of December 31, 2005 and 2006 and for the three months ended December 31, 2005 and the year ended December 31, 2006

F-12
Report of Ernst & Young Auditores Independentes S.S. for the consolidated financial statements of Companhia de Interconexão Energética (CIEN) as of and for the year ended December 31, 2006	F-14
Report of Ernst & Young Auditores Independentes S.S. for the individual financial statements of Companhia de Interconexão Energética (CIEN) as of and for the three months ended December 31, 2005	F-16
Report of Ernst & Young Auditores Independentes S.S. for Central Geradora Termelétrica Fortaleza as of and for the year ended December 31, 2006	F-17
Report of Ernst & Young Auditores Independentes S.S. for Centrais Elétricas Cachoeira Dourada S.A. as of and for the year ended December 31, 2006	F-18
Report of Ernst & Young Auditores Independentes S.S. for Central Geradora Termelétrica Fortaleza as of and for the three months ended December 31, 2005	F-19
Report of Ernst & Young Auditores Independentes S.S. for Centrais Elétricas Cachoeira Dourada S.A. as of and for the three months ended December 31, 2005	F-20
Report of Deloitte & Co. S.R.L. for the individual financial statements of Compañía de Transmisión del Mercosur S.A. as of and for the year ended December 31, 2006	F-21
Report of Deloitte & Co. S.R.L. for the individual financial statements of Transportadora de Energía S.A. as of and for the year ended December 31, 2006	F-22
Report of Ernst & Young Auditores Independentes S.S. for the consolidated financial statements of Companhia de Interconexão Energética (CIEN) as of and for the two year period ended December 31, 2005	F-23
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-25
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F-26
Consolidated Statement of Recognised Income and Expense for the years ended December 31, 2004, 2005 and 2006	F-27
Consolidated Cash Flow Statements for the years ended December 31, 2004, 2005 and 2006	F-28
Notes to the Consolidated Financial Statements	F-29

Auditors’ Reports Introduction Note

Auditors’ report for the consolidated financial statements

Because our principal auditor, Deloitte, issued an auditor’s report for 2006 which makes reference to the work of other auditors, Ernst & Young, for the audit work of the Chilean GAAP financial statements of Endesa Chile, Ernst & Young’s report in respect of Endesa Chile is included in our Form 20-F.

In addition, because Ernst & Young makes reference in such report to the work of other auditors, Deloitte, in relation to Endesa Chile’s equity investment in Endesa Brasil, Deloitte’s report in respect of the Chilean GAAP financial statements of Endesa Brasil is included in our Form 20-F.

Endesa Brasil was created in 2005 to act as the holding company for all of our generation, transmission and distribution assets previously held through Endesa Internacional, Enersis, Endesa Chile and Chilectra S.A. held in Brazil. This reorganization, which was completed as of September 30, 2005, simplifies the ownership structure of these assets in Brazil.

After the reorganization of our investments in Brazil, Companhia de Interconexão Energética S.A. (“CIEN”) and Geradora Termelétrica Fortaleza S.A. (“CGTF”) became wholly owned by Endesa Brasil, and Centrais Elétricas Cachoeira Dourada S.A (“Cachoeira”) became 99.61% owned by Endesa Brasil. Endesa Brasil’s ownership is structured as follows: 28.48% owned by Endesa Internacional, our wholly owned subsidiary; 36.27% owned by Endesa Chile; 20.55% owned by Enersis; and the other 14.7% owned by some other companies pertaining to Endesa Group.

Due to the financial reporting requirements in Chile, as a result of the completion of the reorganization, Endesa Brasil issued Chilean GAAP consolidated financial statements for the period from the date of its reorganization of entities under common control, September 30, 2005, until December 31, 2006, which, therefore, included a three-month period ended December 31, 2005 and the entire fiscal year ended December 31, 2006.

Endesa Brasil’s auditor, Deloitte, issued an auditor’s report on such Chilean GAAP financial statements which made reference to the work of other auditors, Ernst & Young, for the audit of the Chilean GAAP financial statements of CIEN, CGTF and Cachoeira.

In addition CIEN’s auditor, Ernst & Young, issued an auditor’s report on its consolidated Chilean GAAP financial statements for the year ended December 31, 2006, which made reference to the work of other auditors, Deloitte, for the audit of the Chilean GAAP financial statements of Transportadora de Energía S.A. (TESA) and Compañía de Transmisión del Mercosur S.A. (CTM).

Therefore, in light of all of the above, the following auditors’ reports are being included in our Form 20-F in order to comply with Rule 2-05 of Regulation S-X and include the various respective auditor’s reports on which our principal auditor (or any auditor relied on by our principal auditor) has relied.

Our Principal Auditor Report

Report of Deloitte, S.L. for the consolidated financial statements of Endesa, S.A. as of December 31, 2005 and 2006 and for the three year period ended December 31, 2006.

The report of the other auditor on which our auditor has placed reliance

Report of Ernst & Young LTDA. for the consolidated financial statements of Empresa Nacional de Electricidad S.A.(Endesa Chile) as of December 31, 2005 and 2006 and for the three year period ended December 31, 2006.

The report of the other auditor on which Ernst & Young LTDA. has placed reliance

Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. for the consolidated financial statements of Endesa Brasil, S.A. as of December 31, 2005 and 2006 and for the three months ended December 31, 2005 and the year ended December 31, 2006.

The report of the other auditor on which Deloitte & Touche Sociedad de Auditores y Consultores Ltda. has placed reliance

Report of Ernst & Young Auditores Independentes S.S. for the consolidated financial statements of Companhia de Interconexão Energética (CIEN) as of and for the year ended December 31, 2006.

Report of Ernst & Young Auditores Independentes S.S. for the individual financial statements of Companhia de Interconexão Energética (CIEN) as of and for the three months ended December 31, 2005.

Report of Ernst & Young Auditores Independentes S.S. for Central Geradora Termelétrica Fortaleza as of and for the year ended December 31, 2006.

Report of Ernst & Young Auditores Independentes S.S. for Centrais Elétricas Cachoeira Dourada S.A. as of and for the year ended December 31, 2006.

Report of Ernst & Young Auditores Independentes S.S. for Central Geradora Termelétrica Fortaleza as of and for the three months ended December 31, 2005.

Report of Ernst & Young Auditores Independentes S.S. for Centrais Elétricas Cachoeira Dourada S.A. as of and for the three months ended December 31, 2005.

The report of the other auditor on which the auditor Ernst & Young Auditores Independentes S.S. for consolidated financial statements of CIEN has placed reliance

Report of Deloitte & Co. S.R.L. for the individual financial statements of Compañía de Transmisión del Mercosur S.A. as of and for the year ended December 31, 2006.

Report of Deloitte & Co. S.R.L. for the individual financial statements of Transportadora de Energía S.A. as of and for the year ended December 31, 2006.

The report of the other auditors on which our principal auditor, Deloitte, has placed reliance in its auditor’s report for 2004 and 2005 with respect to the Chilean GAAP financial statements of CIEN for such years

Report of Ernst & Young Auditores Independentes S.S. for the consolidated financial statements of Companhia de Interconexão Energética (CIEN) as of and for the two year period ended December 31, 2005.

Auditors’ report of Internal Control over Financial Reporting

Because our principal auditor, Deloitte, issued an auditor’s report for 2006 which makes reference to the work of other auditors, Ernst & Young, for the audit work of the Chilean GAAP financial statements of Endesa Chile, Ernst & Young’s report of Internal Control over Financial Reporting in respect of Endesa Chile is included in our Form 20-F.

Our Principal Auditor’s Report

Report of Deloitte, S.L. Endesa, S.A. Internal Control over Financial Reporting as of December 31, 2006.

The report of the other auditor on which our auditor has placed reliance

Report of Ernst & Young LTDA. Empresa Nacional de Electricidad S.A. (Endesa Chile). Internal Control over Financial Reporting as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Endesa, S.A.:

1.                 We have audited the accompanying consolidated balance sheets of Endesa, S.A. and Subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and recognized income and expense for the each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2006, 2005 and 2004 financial statements of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and some of its Subsidiaries, which statements reflect total assets constituting 10% and 11%, respectively, of consolidated total assets as of December 31, 2006 and 2005 and sales constituting 5%, 5% and 5%, respectively, of consolidated sales for the years ended December 31, 2006, 2005 and 2004, respectively. Those statements prepared in accordance with accounting principles generally accepted in Chile were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Empresa Nacional de Electricidad, S.A. - Endesa Chile and some of its Subsidiaries on such basis of accounting is based solely on the reports of such other auditors.

2.                 We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures (including the conversion of the amounts in the financial statements of Endesa Chile and some of its Subsidiaries prepared in accordance with accounting principles generally accepted in Chile, to amounts in accordance with International Financial Reporting Standards as adopted by the European Union and the reconciliation of such amount to accounting principles generally accepted in the United States of America) in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

3.                 In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa, S.A. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (IFRS) and International Financial Reporting Standards as adopted by the European Union (EU-IFRSs).

4.                 As indicated in Note 2.1 to the consolidated financial statements, the Company changed its method of accounting for Financial Instruments (application of International Accounting Standards 32 and 39 as

adopted by the European Union) on January 1, 2005 onwards by applying the exception provided for in IFRS 1 adopted by the European Union, without requiring that the comparative figures for 2004 be restated and, therefore, the figures when compared to 2004 should take this circumstance into account.

5.                 International Financial Reporting Standards (IFRS) and International Financial Reporting Standards as adopted by the European Union (EU-IFRSs) vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of shareholders’ equity as of December 31, 2005 and 2006, to the extent summarized in Note 30 to the consolidated financial statements.

6.                 We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 22, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits and the report of the other auditors.

DELOITTE, S.L.

Madrid, Spain
May 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Endesa, S.A.:

1.                We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Endesa, S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional de Electricidad, S.A. (Endesa Chile) and its subsidiaries, whose financial statements reflect total assets and revenues constituting 10% percent and 5% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. The effectiveness of Empresa Nacional de Electricidad, S.A. - Endesa Chile and its subsidiaries’ internal control over financial reporting for the preparation of its financial statements in accordance with accounting principles generally accepted in Chile, was audited by other auditors whose report has been furnished to us, and our opinions, insofar as they relate to the effectiveness of Empresa Nacional de Electricidad, S.A.—Endesa Chile and its subsidiaries’ internal control over financial reporting, are based solely on the report of the other auditors.

2.                We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control (including those controls for the conversion of the amounts in the financial statements of Endesa Chile and its subsidiaries prepared in accordance with accounting principles generally accepted in Chile, to the amounts included in the preparation the Company’s consolidated financial statements), and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

3.                A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4.                Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.                In our opinion, based on our audit and the report of the other auditors, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

6.                We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated May 22, 2007, expressed an unqualified opinion and included explanatory paragraphs, relating to the change in the Company’s method of accounting for Financial Instruments on January 1, 2005 onwards by applying the exception provided for in IFRS 1 adopted by the European Union, without restating the 2004 comparative figures as indicated in Note 2.1 and the information included in Note 30 about the significant respects of the differences between International Financial Reporting Standards (IFRS) and International Financial Reporting Standards as adopted by the European Union (EU-IFRSs) and accounting principles generally accepted in the United States of America (U.S. GAAP), on those financial statements based on our audit and the report of the other auditors.

DELOITTE, S.L.

Madrid, Spain

May 22, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheets of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audit also included the financial statement schedule listed in the index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.89 percent and 36.91 percent as of December 31, 2005 and 2006, respectively, and total revenues representing of 38.78 percent, 37.39 percent and 38.08 percent for each of the three years in the period ended December 31, 2006, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 7.7 percent and 8.04 percent of total consolidated assets as of December 31, 2005 and 2006, respectively, and the equity in their net results represented 0.74 percent, 11.7 percent and 19.63 percent of the consolidated net income for each of the three years in the period ended December 31, 2006, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Firma miembro de Ernst & Young Global

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
April 13, 2007

Firma miembro de Ernst & Young Global

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional Dc Electricidad S.A. and subsidiaries:

We have audited management’s assessment, included in the accompanying Form 20-F, that Empresa Nacional de Electricidad S.A. and subsidiaries (“Endesa-Chile” or “the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Endesa-Chile maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

Firma miembro de Ernst & Young Global

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endesa-Chile as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated April 13, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
April 13, 2007

Firma miembro de Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Endesa Brasil S.A.:

We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and Subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively (expressed in constant Chilean pesos) (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively of certain of its consolidated subsidiaries (hereinafter referred to as the “Companies”), which statements reflect total assets constituting 35.95% and 34.46 % of consolidated total assets at December 31, 2005 and 2006 and total revenues of 9.92% and 27.21% of consolidated total revenues for the respective three months period ended December 31, 2005 and the year ended December 31, 2006. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 48.04% and 57.60% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005, and 2006 and total net income constituting 12.25% and 74.94%, of consolidated U.S. GAAP basis net income for the three month period ended December 31, 2005 and the year ended December 31, 2006. Such statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for the three month period ended December 31, 2005 and the year ended December 31, 2006, and the determination of shareholders’ equity as of December 31, 2005 and 2006, to the extent summarized in Note 24 to the consolidated financial statements.

Santiago, Chile March 9, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CIEN—Companhia de Interconexao Energetica

We have audited the accompanying consolidated balance sheet of CIEN—Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Transportadora de Energía S.A.—TESA and Compañía de Transmisión del MERCOSUR S.A.—CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets and total revenues representing 13% and 6% as of December 31, 2006, and for the year then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energía S.A.—TESA and Compañía de Transmisión del MERCOSUR S.A.—CTM, is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN—Companhia de Interconexão Energética and its subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
CIEN—Companhia de Interconexão Energética

We have audited the accompanying balance sheet of CIEN—Companhia de Interconexão Energetica (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Central Geradora Termeletrica Fortaleza—CGTF

We have audited the accompanying balance sheet of Central Geradora Termeletrica Fortaleza—CGTF (the “Company”) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termeletrica Fortaleza—CGTF as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (See Note 22 to the financial statements).

Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada—CDSA

We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada—CDSA (the “Company”) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada—CDSA as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza—CGTF

We have audited the accompanying balance sheet of Central Geradora Termelétrica Fortaleza—CGTF (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza—CGTF as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements.)

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.—CDSA

We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada S.A.—CDSA (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A.—CDSA as of December 31, 2005 and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Compañía de Transmisión del Mercosur S.A.:

We have audited the balance sheet of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2006 and the statements of operations and cash flows for the year in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2006, and the results of their operations and their cash flows for the year in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 to the extent summarized in Note 19.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras
Buenos Aires, February 1, 2007

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Transportadora de Energía S.A.:

We have audited the balance sheet of Transportadora de Energía S.A. (the “Company”) as of December 31, 2006 and the statements of operations and cash flows for the year in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S.A. as of December 31, 2006, and the results of their operations and their cash flows for the year in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 to the extent summarized in Note 22.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras
Buenos Aires, February 1, 2007

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

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

Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

[This page has been left blank intentionally]

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER 2006 AND 2005

	Millions of Euros
	31/12/2006	31/12/2005
ASSETS
NON-CURRENT ASSETS	46,380	45,742
Property, plant and equipment (Note 5)	33,714	32,313
Investment property (Note 6)	81	71
Intangible assets (Note 7)	804	863
Goodwill (Note 8)	3,986	4,278
Investments accounted for using the equity method (Note 9)	649	623
Non-current financial assets (Note 10)	4,482	4,134
Deferred tax assets (Note 20)	2,664	3,460
CURRENT ASSETS	7,708	9,623
Inventories (Note 11)	882	812
Trade and other receivables (Note 12)	5,819	6,098
Current financial assets	39	77
Cash and cash equivalents	965	2,614
Non-current assets classified as held for sale	3	22
TOTAL ASSETS	54,088	55,365
EQUITY AND LIABILITIES
EQUITY (Note 13)	15,936	16,327
Of the Parent	11,291	11,590
Of minority interests	4,645	4,737
NON-CURRENT LIABILITIES	30,007	28,630
Deferred income (Note 14)	2,442	2,062
Long-term provisions (Note 15)	4,442	5,097
Bank borrowings and other financial liabilities (Note 16)	20,487	18,587
Other non-current payables	985	1,032
Deferred tax liabilities (Note 20)	1,651	1,852
CURRENT LIABILITIES	8,145	10,408
Bank borrowings and other financial liabilities (Note 16)	629	2,450
Current trade and other payables (Note 19)	7,516	7,958
TOTAL EQUITY AND LIABILITIES	54,088	55,365

The accompanying Notes 1 to 30 are an integral part of the
consolidated balance sheets at 31 December 2006 and 2005.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS
ENDED 31 DECEMBER 2006, 2005 AND 2004

	Millions of Euros
	2006	2005	2004
REVENUE (Note 21)	20,580	18,229	13,665
Sales	19,637	17,508	13,509
Other operating income	943	721	156
PROCUREMENTS AND SERVICES	(10,146)	(9,103)	(6,292)
Power purchased	(3,943)	(3,367)	(2,356)
Cost of fuel consumed	(3,997)	(3,578)	(2,724)
Transmission expenses	(738)	(651)	(520)
Other variable procurements and services	(1,468)	(1,507)	(692)
CONTRIBUTION MARGIN	10,434	9,126	7,373
Work on non-current assets	194	170	161
Staff costs	(1,608)	(1,547)	(1,393)
Other fixed operating expenses	(1,881)	(1,729)	(1,620)
GROSS PROFIT FROM OPERATIONS	7,139	6,020	4,521
Depreciation and amortization charge (Notes 5 and 7)	(1,900)	(1,776)	(1,675)
PROFIT FROM OPERATIONS	5,239	4,244	2,846
FINANCIAL LOSS (Note 22)	(939)	(1,252)	(1,147)
Net finance costs	(969)	(1,257)	(1,087)
Net exchange differences	30	5	(60)
Result of companies accounted for using the equity method (Note 9)	63	67	79
Income from other investments	10	2	40
Income from asset disposals (Note 23)	432	1,486	195
PROFIT BEFORE TAX	4,805	4,547	2,013
Income tax (Note 20)	(1,007)	(790)	(352)
PROFIT FOR THE YEAR	3,798	3,757	1,661
Parent	2,969	3,182	1,253
Minority interests	829	575	408
BASIC EARNINGS PER SHARE (in euros)	2.80	3.01	1.19
DILUTED EARNINGS PER SHARE (in euros)	2.80	3.01	1.19

The accompanying Notes 1 to 30 are an integral part of the
consolidated income statements for 2006, 2005 and 2004.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

	Millions of Euros
	2006			2005			2004
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNIZED DIRECTLY IN EQUITY	(503)	(366)	(869)	727	693	1,420	37	186	223
In retained earnings	(20)	—	(20)	(209)	—	(209)	—	—	—
Actuarial losses on pension schemes (Note 15)	24	—	24	(323)	—	(323)	—	—	—
Tax effect	(7)	—	(7)	114	—	114	—	—	—
Effect of change in tax rate	(37)	—	(37)	—	—	—	—	—	—
In asset and liability revaluation reserves	(81)	(55)	(136)	187	34	221	57	38	95
Available-for-sale investments (Note 10)	(170)	—	(170)	237	—	237	—	—	—
Change in fair value	26	—	26	237	—	237	—	—	—
Amount taken to income	(196)	—	(196)	—	—	—	—	—	—
Cash flow hedges (Notes 16 and 18)	122	(61)	61	(17)	34	17	57	38	95
Amount taken to income	20	(11)	9	18	23	41	59	38	97
Other changes	102	(50)	52	(35)	11	(24)	(2)	—	(2)
Tax effect	(39)	6	(33)	(33)	—	(33)	—	—	—
Effect of change in tax rate	6	—	6	—	—	—	—	—	—
In translation differences (Note 13)	(402)	(311)	(713)	749	659	1,408	(20)	148	128
Gross translation differences	(402)	(311)	(713)	807	659	1,466	10	148	158
Change in translation differences	(402)	(311)	(713)	807	659	1,466	10	148	158
Reduction due to disposal of companies	—	—	—	—	—	—	—	—	—
Tax effect	—	—	—	(58)	—	(58)	(30)	—	(30)
PROFIT FOR THE YEAR	2,969	829	3,798	3,182	575	3,757	1,253	408	1,661
TOTAL INCOME AND EXPENSE RECOGNIZED IN THE YEAR	2,466	463	2,929	3,909	1,268	5,177	1,290	594	1,884
Gross effect of changes in accounting policies (application of IASs 32 and 39)	—	—	—	(283)	(1,574)	(1,857)	—	—	—
Tax effect	—	—	—	91	—	91	—	—	—
Net effect of changes in accounting policies (application of IASs 32 and 39)	—	—	—	(192)	(1,574)	(1,766)	—	—	—

The accompanying Notes 1 to 30 are an integral part of the
consolidated statements of recognized income and expense for 2006, 2005 and 2004.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

	Millions of Euros
	2006	2005	2004
Gross profit before tax and minority interests	4,805	4,547	2,013
Depreciation and amortization charge	1,900	1,776	1,675
Income from asset disposals	(432)	(1,486)	(195)
Income tax	(735)	(650)	(200)
Other results not giving rise to cash flows	(90)	465	579
Provisions paid	(805)	(443)	(454)
Total cash flows from operations	4,643	4,209	3,418
Change in income tax payable	(322)	341	(16)
Change in operating current assets/liabilities	(443)	(1,188)	246
NET CASH FLOWS FROM OPERATING ACTIVITIES	3,878	3,362	3,648
Investments in property, plant and equipment and intangible assets	(3,545)	(3,247)	(2,262)
Other investments	(2,322)	(1,485)	(425)
Proceeds from disposal of investments	2,392	3,702	692
Grants and other deferred income	392	312	159
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(3,083)	(718)	(1,836)
Non-current bank borrowing drawdowns	5,228	3,030	1,363
Non-current bank borrowings and other financial liabilities repaid	(1,947)	(1,737)	(455)
Net cash flows from current bank borrowings and other financial liabilities	(2,755)	(2,366)	(1,720)
Treasury share collections / payments	—	—	44
Dividends of the Parent paid	(2,541)	(796)	(739)
Payments to minority interests	(393)	(457)	(196)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(2,408)	(2,326)	(1,703)
TOTAL NET CASH FLOWS	(1,613)	318	109
Effect of foreign exchange rate changes on cash and cash equivalents	(36)	118	(22)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(1,649)	436	87
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,614	2,178	2,091
Cash on hand and at banks	408	304	183
Other cash equivalents	2,206	1,874	1,908
CASH AND CASH EQUIVALENTS AT END OF YEAR	965	2,614	2,178
Cash on hand and at banks	322	408	304
Other cash equivalents	643	2,206	1,874

The accompanying Notes 1 to 30 are an integral part of the
consolidated cash flow statements for 2006, 2005 and 2004.

ENDESA, S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR 2006 AND 2005

1.                 Group activities and financial statements

Endesa, S.A. (“the Parent” or “the Company”) and its subsidiaries compose the Endesa Group (“Endesa” or “the Group”). Endesa, S.A.’s registered office and headquarters are in Madrid, at calle Ribera del Loira, 60.

The Company was incorporated as a Spanish “Sociedad Anónima” in 1944 under the name of Empresa Nacional de Electricidad, S.A. and it changed its corporate name to Endesa, S.A. pursuant to a resolution adopted by the shareholders at the Annual General Meeting on 25 June 1997.

Endesa’s company object is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing the Group’s object, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its company object in Spain and abroad directly or through its investments in other companies. In 2005 the Endesa Group disposed of substantially all of its investments in the telecommunications business.

Endesa’s consolidated financial statements for 2004 were approved by the shareholders at the Annual General Meeting on 27 May 2005. The 2004 consolidated financial statements were prepared in accordance with Spanish GAAP and, therefore, they do not coincide with the amounts for 2004 included in these consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (see Note 30 for the reconciliation of the equity and profit for the year, together with a description of the principal adjustments).

The Endesa Group’s consolidated financial statements for 2005 were approved by the shareholders at the Annual General Meeting on 25 February 2006.

The Endesa Group’s 2006 consolidated financial statements and the 2006 financial statements of each of the Group companies, which were used as the basis for the preparation of these consolidated financial statements, have mostly not yet been approved by the shareholders at the respective Annual General Meetings. However, the directors consider that these financial statements will be approved without any changes.

These consolidated financial statements are presented in millions of euros (unless expressly stated otherwise) because the euro is the functional currency of the principal economic area in which the Endesa Group operates. Foreign operations are recorded in accordance with the policies established in Notes 2.4 and 3-m.

2.                 Basis of presentation of the consolidated financial statements

2.1. Basis of presentation

The consolidated financial statements for 2006 of the Endesa Group were prepared by the directors, at the Board of Directors’ Meeting held on 30 March 2007, in accordance with the International Financial Reporting Standards (“IFRSs”) adopted by the European Union at the consolidated balance sheet date, in conformity with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council.

These financial statements present fairly the Group’s consolidated equity and financial position at 31 December 2006 and 2005, and the results of its operations, the changes in the statement of recognized income and expense and the cash flows at the Group in the years then ended.

The consolidated financial statements for 2006, 2005 and 2004 of the Endesa Group were prepared on the basis of the accounting records kept by the Company and by the other Group companies. Each company prepares its financial statements in accordance with the accounting principles and standards in force in the country in which it operates and, therefore, the required adjustments and reclassifications were made on consolidation to unify the policies and methods used and to make them compliant with IFRSs.

The consolidated financial statements for 2004 included for comparative purposes were also prepared in accordance with the IFRSs adopted by the European Union on a basis consistent with that applied in 2005, except for the fact that the Group opted to apply the exception contained in IFRS 1, adopted by the European Union, which permits the application of IASs 32 and 39 on financial instruments from 1 January 2005, without having to adapt the comparative figures for the prior year. Therefore, any comparison of the three years should be made taking this circumstance into account.

In 2005 the Group chose to apply early IAS 19, Employee Benefits, which was adopted by the European Union on 24 November 2005, as established by Regulation No. 1910/2005, of 8 November 2005.

In 2006 the Group chose to apply early IFRS 7, Financial Instruments: Disclosure, and the amendments to IAS 1, Presentation of Financial Statements, adopted by the European Union as established by Regulation No. 108/2006, of 11 January 2006.

Company management considers that the application by the Endesa Group of the other Standards adopted by the European Union at the date of preparation of these consolidated financial statements that do not have to be applied in 2006 will not have a material effect on the consolidated financial statements.

2.2. Responsibility for the information and for the estimates made

The information in these financial statements is the responsibility of the Board of Directors, who expressly state that all the principles and methods provided for in IFRSs have been applied.

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

•       The assumptions used in measuring the fair value of the financial instruments (see Note 3-g).

•       The power supplied to customers not read by meters.

•       Certain electricity system aggregates, including those corresponding to other utilities such as output, customer billings, power consumed, incentives for the distribution activity, etc. that make it possible to estimate the overall settlements in the electricity system and that affect the amounts to be recognized by the Endesa Group and, in particular, the shortfall in revenue from regulated activities in Spain.

•       The interpretation of certain legislation concerning the regulation of the electricity industry the definitive economic effects of which will be ultimately determined by the decisions taken by the agencies competent for the settlement thereof, since said decisions had not yet been taken at the date of preparation of these consolidated financial statements (see Note 4-a).

•       The probability of the occurrence and the amount of liabilities which are uncertain as to their amount or contingent liabilities (see Note 3-l).

•       The future facility closure and land restoration costs (see Note 3-a).

•       The results for tax purposes of the various Group companies that will be reported to the tax authorities in the future that served as the basis for recognizing the various income tax-related balances in the accompanying consolidated financial statements.

Although these estimates were made on the basis of the best information available at the date of preparation of these financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

2.3. Subsidiaries

Subsidiaries are defined as companies over which the Parent controls half or more of the voting power of the investee or, even if this percentage is lower, when it has the power to govern the financial and operating policies thereof.

The section entitled “Endesa Group Companies”, included as Appendix I to these notes to the consolidated financial statements, lists the Group’s subsidiaries, in Exhibit 8.1.

Changes in the scope of consolidation

The main changes in the scope of consolidation in 2004, 2005 and 2006 were as follows:

2004

•       In June 2004 Endesa Participadas, S.A. sold its 50.55% investment in Netco Redes, S.A., as a result of which this company ceased to be fully consolidated.

•       In September 2004 ENDESA completed its acquisition of a controlling interest in the French producer Societé Nationale d´Electricité et de Thermique, S.A. (“Snet”) when Endesa Europa, S.L. acquired an additional 35% holding in this company, giving it an ownership interest of 65%. As a result of this acquisition Snet was fully consolidated from 1 September 2004. In 2004 this inclusion increased the Group’s assets, excluding cash, by EUR 1,341 million and increased its liabilities by EUR 851 million.

2005

•       In May 2005 Endesa Participadas, S.A. sold all the shares of Nueva Nuinsa, S.L., as a result of which this company ceased to be fully consolidated.

•       In August 2005 Endesa Cogeneración y Renovables, S.A. (“ECyR”) acquired all the shares of the Portuguese renewable energy company Finerge-Gestao de Projectos Energéticos, S.A. (“Finerge”), as a result of which this company was fully consolidated from 1 September 2005.

2006

•       In September 2006 Endesa Europa, S.L. acquired 58.35% of the shares of Centro Energía Teverola S.p.A. (“Teverola”) and Centro Energía Ferrara S.p.A. (“Ferrara”), as a result of which these companies were fully consolidated from 1 September 2006.

•       Also, in 2006 Compostilla Re, S.A., Endesa Polska Spolka Z Ograniczona Odpowiedzialnoscia, Enerlousado, Lda., Explotaciones Eólicas Sierra Costera, S.A., Ibervento, S.L., Paravento, S.L., Parco Eólico Iardino, S.R.L., Parco Eólico Marco Aurelio Severino, S.R.L., Parco Eólico Monte Cute, S.R.L., Parco Eólico Poggi Alti, S.R.L. and Productor Regional de Energía Renovable, S.A. were included in the Group and, therefore, started to be fully consolidated. The economic aggregates of these companies are not material.

Had these changes in the scope of consolidation taken place at the beginning of 2005 or 2006, respectively, the balances of the following accounts would have changed by the amounts shown below with respect to the amounts included in the accompanying consolidated income statements:

	Million of Euros
	2006	2005
Revenue	149	14
Profit for the year	3	(2)
Profit attributable to the Parent	2	(2)

Companies fully consolidated although the percentage of ownership is below 50%

Although the Endesa Group has an ownership interest of less than 50% in Compañía Distribuidora y Comercializadora de Energía, S.A. (“Codensa”), Empresa Generadora de Energía Eléctrica, S.A. (“Emgesa”), Enerlousado, Lda. and Parque Eólico Serra de Capucha, S.A., at 31 December 2006 and 2005 they were deemed to be subsidiaries, since, by virtue of shareholders’ agreements or as a result of the shareholder structure and composition and classes of the shares, the Group directly or indirectly exercises control over these companies.

Companies not fully consolidated despite an ownership interest of over 50%

Although the Endesa Group has an ownership interest of over 50% in Centrales Hidroeléctricas de Aysén, S.A. (“Aysen”) and in Asociación Nuclear Ascó-Vandellós II, A.I.E., they are considered to be jointly controlled entities because the Group, by virtue of agreements among the shareholders, exercises joint control over these companies.

2.4. Basis of consolidation and business combinations

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

The operations of the Parent and of the consolidated subsidiaries are consolidated in accordance with the following basic principles:

1.                On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities, including contingent liabilities, in proportion to the Parent’s ownership interest, is recognized as goodwill. Any deficiency of the cost of acquisition below the fair value of the assets and liabilities is credited to the consolidated income statement.

2.                The interest of minority shareholders in the equity and results of the fully consolidated subsidiaries is presented under “Equity—Of Minority Interests” in the consolidated balance sheet and under “Profit for the Year—Minority Interests” in the consolidated income statement, respectively.

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

Exchange differences arising on translation of the financial statements are recognized, net of the related tax effect, under “Equity—Translation Differences” (see Note 13).

The translation differences arising prior to 1 January 2004 were transferred to reserves because the Company applied the exception provided for the conversion of financial statements prepared in accordance with Spanish GAAP to IFRSs.

4.                All the balances and transactions between the fully consolidated companies were eliminated on consolidation.

3.                 Accounting policies

The principal accounting policies used in preparing the accompanying consolidated financial statements were as follows:

a) Property, plant and equipment

Property, plant and equipment are stated at cost less any accumulated depreciation and any recognized impairment losses. In addition to the price paid for the acquisition of each item, cost also includes, where appropriate, the following items:

1.                Borrowing costs incurred during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, such as, for example, electricity generating and distribution facilities. The interest rate used is that corresponding to specific-purpose financing or, in the absence thereof, the average financing rate of the company making the investment. The average financing rate depends mainly on the geographical area concerned and ranges from 3.95% to 8.44%. EUR 69 million were capitalized in this connection in 2006 (2005: EUR 45 million, 2004: EUR 23 million).

2.                Staff costs relating directly to construction in progress. The amounts capitalized in this connection are recognized in the consolidated income statement as an expense under “Staff Costs” and as income under “Work on Non-Current Assets”. The amount capitalized in this respect in 2006 totalled EUR 194 million (2005: EUR 170 million, 2004: EUR 161 million).

3.                The future costs that the Group will have to incur in respect of the closure of its facilities are capitalized to the cost of the asset, at present value, and the related provision is recognized. The Group reviews each year its estimate of these future costs, increasing or decreasing the value of the asset in question based on the results of this estimate. In the case of nuclear plants, this provision includes the amount that the Group estimates that it will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management entity Enresa (“Enresa”) assumes responsibility for the decommissioning of these plants.

The acquisition cost of assets acquired before 31 December 2003 includes, where appropriate, the asset revaluations permitted in the various countries to adjust the value of the property, plant and equipment for the effect of inflation until that date.

Items of property, plant and equipment in the course of construction are transferred to property, plant and equipment in use once the trial period has ended, when they are ready for their intended use, from which time they start to be depreciated.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Replacements or renewals of complete items that lead to a lengthening of the useful life of the assets or to an increase in their economic capacity are accounted for as additions to property, plant and equipment, and the items replaced or renewed are derecognized.

Periodic maintenance, upkeep and repair expenses are recognized in the income statement on an accrual basis as incurred.

The indivisible assets owned jointly by the Group with other owners (joint property entities) are recognized in proportion to the Group’s ownership interest in those assets.

Based on the results of the impairment test described in Note 3-e, the Board of Directors consider that the carrying amount of the assets does not exceed their recoverable amount.

The property, plant and equipment, less, where appropriate, their residual value, are depreciated on a straight-line basis over the years of estimated useful life of the assets, which constitute the period over which the companies expect to use them: The useful life is reviewed periodically.

The periods of useful life used for asset depreciation are as follows:

Years of Estimated Useful Life
Generating facilities:
Hydroelectric power plants
Civil engineering work	65
Electromechanical equipment	35
Coal-fired / fuel-oil power plants	25-40
Nuclear power plants	40
Combined cycle plants	10-25
Renewable energy plants	15-35
Transmission and distribution facilities:
High-voltage network	20-40
Low- and medium-voltage network	20-40
Measuring and remote control equipment	10-35
Other facilities	4-25

Nuclear power plants have an estimated useful life of 40 years. These power plants require administrative authorization in order to operate. The operating permits granted to these plants at the date of preparation of these financial statements do not cover the full estimated useful life, since the permits are generally granted for 30 years, which is shorter than the useful life of the facilities, and the permits are not renewed until they are close to expiry. The Board of Directors consider that these permits will be renewed to cover at least the 40 years of operations of the power plants.

The gains or losses arising on the disposal or retirement of property, plant and equipment are allocated to profit or loss and are calculated as the difference between the proceeds from the sale and the carrying amount of the assets.

b) Investment property

“Investment Property” relates to properties that are not expected to be recovered in the ordinary course of the Group’s business activities.

Investment property is measured at acquisition cost less any accumulated depreciation and any accumulated impairment losses.

The market value of the investment property is disclosed in Note 6 and is calculated on the basis of Company management’s best estimate taking into account the current situation of the properties. This estimate was made using external appraisals at 31 December 2005 and in-house estimates at 31 December 2006. The in-house appraisals at 31 December 2006 were based on the prior year’s external appraisals, adjusted on the basis of the performance of the market and of the urban development status of the assets in 2006.

c) Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities, including contingent liabilities, of a subsidiary at the date of acquisition.

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

Goodwill arising in the acquisition of companies with a functional currency other than the euro is measured in the functional currency of the company acquired and is translated to euros at the exchange rate prevailing at the balance sheet date.

Goodwill acquired on or after 1 January 2004, is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at 31 December 2003, in accordance with Spanish GAAP. Goodwill is not amortized, but rather at the end of each reporting period it is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down (see Note 3-e).

d) Intangible assets

Intangible assets are initially recognized at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets are amortized over their useful lives, which in most cases are estimated to be five years. Intangible assets with indefinite useful lives are not amortized.

The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are described in Note 3-e.

From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the preceding year. The Group recognizes CO2 emission allowances as non-amortizable intangible assets. Emission allowances are initially recognized at cost of acquisition and the related impairment loss is recognized subsequently if market value is lower then cost. The cost of acquisition of allowances received for no consideration under the related national allocation plans is taken to be the market price prevailing when they are received, and an item of deferred income is recognized for the same amount. If an impairment loss has to be recognized to reduce the cost of these allowances to their market value, the amount of the impairment loss is deducted from the balance of deferred income.

The hydroelectric power plants and mines are operated under the temporary administrative concession system. However, the value recognized for these concessions is not material since, in most cases, it was not necessary to make significant disbursements to obtain them.

The Group recognizes as intangible assets in the consolidated balance sheet the costs incurred in projects at the development phase, provided that the technical viability and economic profitability of the projects are reasonably assured.

Research expenditure is recognized as an expense in the consolidated income statement. This expenditure in the accompanying 2006 consolidated income statement amounts to EUR 39 million (2005: EUR 42 million, 2004: EUR 24 million).

e) Asset impairment

During the year, and principally at year-end, it is determined whether there is any indication that an asset might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the identifiable asset itself does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest identifiable group of assets that generates independent cash inflows.

Irrespective of the foregoing, in the case of cash-generating units to which goodwill or intangible assets with indefinite useful lives have been allocated, the recoverability analysis is performed systematically at the end of each year.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of property, plant and equipment, goodwill and intangible assets the Group used the value in use approach in practically all cases.

In assessing value in use, the Group prepares the projections of future pre-tax cash flows on the basis of the budgets most recently approved by the Board of Directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations.

These projections cover the coming five years and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years.

These flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account. The discount rates applied in 2006 ranged from 6.55% to 15.67%.

If the recoverable amount of an asset is less than its carrying amount, an impairment loss is recognized for the difference with a charge to “Depreciation and Amortization Charge” in the consolidated income statement.

Impairment losses recognized for an asset in prior years are reversed when there is a change in the estimates concerning the recoverable amount of the asset, increasing the carrying amount of the asset with a credit to income, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized. Impairment losses on goodwill are not reversible.

f) Leases

Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as the lessee are recognized at the beginning of the lease term, recognizing an asset on the basis of its nature and a liability for the same amount, equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Subsequently, the minimum lease payments are divided into finance charge and debt reduction components. The finance charge is recognized as an expense and is allocated to income over the lease term so as to obtain a constant interest rate each year applicable to the balance of the outstanding lease payments. The asset is depreciated in the same way as the other similar depreciable assets if there is reasonable certainty that the lessee will acquire title to the asset at the end of the lease term. If no such certainty exists, the asset is depreciated over the shorter of the useful life of the asset and the lease term.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, unless some other systematic basis of allocation is more representative.

g) Financial instruments

Financial assets other than derivatives

The Group classifies its non-current and current financial assets, excluding investments accounted for using the equity method (see Note 9) and assets classified as held for sale, in four categories:

•       Loans and receivables: these items are measured at amortized cost, which is basically the initial market value, minus principal repayments, plus the accrued interest receivable calculated using the effective interest method.

•       Held-to-maturity investments: financial assets that the Endesa Group has the positive intention and ability to hold to the date of maturity, which are measured at amortized cost as defined in the foregoing paragraph. At 31 December 2006 and 2005, the Group did not have any material investments of this nature.

•       Financial assets classified as at fair value through profit and loss: these include held-for-trading financial assets and financial assets designated as such on initial recognition, which are managed and assessed at fair value. They are recognized in the consolidated balance sheet at fair value and the changes in fair value are recognized in the consolidated income statement. At 31 December 2006 and 2005, the Group did not have any material investments of this nature.

•       Available-for-sale financial assets: financial assets designated specifically as available for sale or those that do not fall into any of the aforementioned three categories, which relate substantially in full to equity investments (see Note 10). These assets are recognized in the consolidated balance sheet at fair value when fair value can be determined reliably. Since it is usually not possible to determine reliably the fair value of investments in companies that are not publicly listed, when this is the case, such investments are measured at acquisition cost or at a lower amount if there is evidence of impairment. Changes in fair value, net of the related tax effect, are recognized with a charge or credit, as appropriate, to “Equity—Unrealized Asset and Liability Revaluation Reserve” (see Note 13) until these assets are disposed of, at which time the cumulative balance of this account relating to those assets is recognized in full in the consolidated income statement. If fair value is lower than acquisition cost and there is objective evidence that the asset has suffered an impairment loss that cannot be considered reversible, the difference is recognized directly in the consolidated income statement.

Purchases and sales of financial assets are recognized using the trade date method.

In 2004 the Group did not adopt IAS 32/39 for the financial instruments and hedge accounting, and instead applied Endesa’s Previous GAAP, the Spanish GAAP. According to such GAAP, these investments were recorded at lower of cost or market value.

Financial liabilities other than derivatives

Financial liabilities are generally recognized at the amount received, net of the transaction costs incurred. In subsequent periods, these obligations are measured at amortized cost using the effective interest method.

In specific cases where liabilities are the underlying of a fair value hedge, they are measured, exceptionally, at fair value for the portion of the hedged risk.

To calculate the fair value of the liabilities, for the purpose of their recognition and for the disclosure of the information on their fair value included in Note 10, fair value has been divided into liabilities bearing interest at a fixed rate (“fixed-rate debt”) and liabilities bearing interest at floating rates (“floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. These liabilities are measured by discounting the future flows by the market interest rate curve, depending on the payment currency. Floating-rate debt is that issued at a floating interest rate, i.e. each coupon is established at the beginning of each period on the basis of the reference interest rate. These liabilities are measured at the face value of each issue, unless there is a difference between the capitalization rate and the discount rate. If such a difference exists, it is measured by discounting the difference and aggregating it to the nominal value of the transaction.

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

Derivatives are recognized at fair value at the consolidated balance sheet date under “Financial Assets” if positive and under “Financial Liabilities” if negative. Changes in fair value are recognized in the consolidated income statement, unless the derivative has been designated as a hedge which is highly effective, in which case it is recognized as follows:

•       Fair value hedges: the portion of the underlying for which the risk is being hedged is measured at fair value, as is the related hedging instrument, and changes in the fair values of both items are recognized in the consolidated income statement, netting off the effects under the same heading in the consolidated income statement.

•       Cash flow hedges: changes in the fair value of the derivatives, in respect of the effective portion of the hedges, are recognized under “Equity—Unrealized Asset and Liability Revaluation Reserve”. The cumulative gain or loss recognized in this account is transferred to the consolidated income statement to the extent that the underlying has an impact on the consolidated income statement in relation to the hedged risk, netting off the effects under the same heading in the consolidated income statement. Gains or losses on the ineffective portion of the hedges are recognized directly in the consolidated income statement.

•       Hedges of a net investment in a foreign operation: changes in fair value are recognized, in respect of the effective portion of these hedges, net of the related tax effect, as “Translation Differences” in equity (see Note 13), and are transferred to the consolidated income statement when the hedged investment is disposed of.

A hedge is considered to be highly effective when the changes in fair value or in the cash flows of the underlying directly attributable to the hedged risk are offset by the changes in the fair value or cash flows of the hedging instrument with an effectiveness in a range of between 80% and 125%.

Derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with changes in value reported in the consolidated income statement.

The fair value of the derivative financial instruments is calculated as follows:

•       Derivatives quoted on an organized market, at market price at year-end.

•       The Group measures derivatives not traded on an organized market by discounting the expected cash flows and using generally accepted option valuation models based on spot and futures market conditions at the end of each year.

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

h) Investments accounted for using the equity method

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

If the resulting amount were negative, the investment should be presented in the Group’s consolidated balance sheet with a zero value, unless the Group is obliged to restore the company’s equity position, in which case the related provision for contingencies and charges is recognized.

Dividends received from these companies are deducted from the value of the investment, and the results of these companies that correspond to Endesa on the basis of its percentage of ownership are recognized under “Result of Companies Accounted for Using the Equity Method” in the consolidated income statement.

i) Inventories

Inventories are stated at the lower of weighted average acquisition cost and net realizable value.

The cost of nuclear fuel consumed is recognized in the consolidated income statement on the basis of the amount burned during the year.

j) Non-current assets classified as held for sale

The Group classifies as non-current assets held for sale property, plant and equipment, intangible assets or investments under “Investments Accounted for Using the Equity Method” for which at the date of the consolidated balance sheet active measures had been initiated to sell them and the sale is expected to have been completed within 12 months from that date.

These assets are measured at the lower of carrying amount and fair value less costs to sell.

At 31 December 2006, there were no significant non-current assets classified as held for sale. At 31 December 2005, the only asset in this category was the investment in 49% of the shares of NQF Gas SGPS, S.A. (“NQF Gas”), which was sold in 2006 for EUR 59 million (see Note 23).

k) Deferred income

The Group receives legally established compensation for the amounts paid for the construction or acquisition of certain facilities or, in come cases, is assigned the facilities directly in accordance with current legislation.

These amounts are recorded as deferred income on the liability side of the consolidated balance sheet and are recognized in the consolidated income statement under “Other Operating Income” over the years of useful life of the asset, thereby offsetting the related depreciation charge.

In the case of the assignment of facilities, both the asset and the deferred income are recognized at the fair value of the asset on the date of the assignment.

The same treatment is given to the CO2 emission allowances received for no consideration under the framework of the national emission allowance allocation plan approved by each country.

These allowances are initially recognized as an intangible asset and an item of deferred income at their market value when the allowances are received, and they are reduced by the same amount as the intangible asset if the market value of the allowances drops with respect to the value at which they were recognized at the date on which they were received. The deferred income relating to the emission allowances received for no consideration that will be used to cover emissions made during the year is allocated to “Other Operating Income” in the consolidated income statement.

l) Provisions

The present obligations at the consolidated balance sheet date arising from past events which could give rise to a probable loss for the Group which is uncertain as to its amount and timing are recognized as provisions in the consolidated balance sheet at the present value of the most probable amount that it is considered the Group will have to disburse to settle the obligation.

Provisions are quantified on the basis of the best information available at the date of preparation of the consolidated financial statements on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year.

The obligations reflected in the consolidated balance sheet in respect of provisions for pensions and similar obligations and for labor force restructuring plans arise as a result of collective or individual agreements with the Group’s employees which provide for the Company’s obligation to supplement the public social security system benefits in the event of retirement, permanent disability, death or termination of the employment relationship as a result of an agreement between the parties.

Provisions for pensions and similar obligations

Most of the Group companies have pension obligations to their employees, which vary on the basis of the Group company at which they arose. These obligations, which combine defined benefits and defined contributions, are basically formalized in pension plans or insurance policies, except as regards certain benefits in kind, mainly electricity supply obligations, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For the defined benefit plans, the companies recognize the expenditure relating to these obligations on an accrual basis over the working life of the employees by performing at the consolidated balance sheet date the appropriate actuarial studies calculated using the projected unit credit method. The past service costs relating to changes in benefits are recognized immediately with a charge to income as the benefits become vested.

The defined benefit plan obligations represent the present value of the accrued benefits after deducting the fair value of the qualifying plan assets and are recognized under “Long-Term Provisions” on the liability side of the accompanying consolidated balance sheet. The actuarial losses and gains arising in the measurement of both the liabilities and the assets relating to these plans are recognized directly under “Equity—Retained Earnings”.

Contributions to defined contribution plans are recognized as an expense in the consolidated income statement as the employees provide their services.

For the defined benefit plans, if the difference between the actuarial liability for past services and the plan assets is positive, this difference is recognized under “Long-Term Provisions” on the liability side of the consolidated balance sheet, and if it is negative, it is recognized under “Trade and Other Receivables” on the asset side of the consolidated balance sheet, in the latter case, provided that it is recoverable by the Group.

The post-employment plans that have been fully insured and in which, therefore, the Group has transferred the risk in full, are considered to be defined contribution plans and, accordingly, as with such plans, no asset or liability balances are recognized in this connection in the consolidated balance sheet.

Provisions for labor force restructuring costs

The Group recognizes termination benefits when there is an individual or collective agreement with the employees or a genuine expectation that such an agreement will be reached that will enable the employees, unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit. If a mutual agreement is required, a provision is only recorded in situations in which the Group has decided to give its consent to the termination of the employees when this has been requested by them. In all cases in which these provisions are recognized the employees have an expectation that these early retirements will take place.

The Group has labor force reduction plans in progress, mainly in Spain, under the related collective redundancy procedures approved by the government, which guarantee that benefits will be received throughout the pre-retirement period.

The Endesa Group recognizes the full amount of the expenditure relating to these plans when the obligation arises by performing the appropriate actuarial studies to calculate the present actuarial obligation at year-end. The actuarial gains and losses disclosed each year are recognized in the consolidated income statement for that year.

Provision for CO2 emission allowance costs

From 2005 onwards the European Group companies that make CO2 emissions in their electricity generation activity must deliver in the first few months of the subsequent year CO2 emission allowances equal to the volume of emissions made during the preceding year.

The obligation to deliver emission allowances for the CO2 emissions made during the year is recognized as a short-term provision under “Current Trade and Other Payables” in the consolidated balance sheet, and the related cost was classified under “Other Variable Procurements and Services” in the consolidated income statement. This obligation is measured at the same amount as that at which the CO2 emission allowances to be delivered to cover this obligation are recognized under “Intangible Assets” in the consolidated balance sheet (see Notes 3-d and 3-k).

If at the consolidated balance sheet date the Group does not hold all the CO2 emission allowances required to cover the emissions made, the cost and the provision for this portion is recognized on the basis of the best estimate of the price that the Group will have to pay to acquire them. When a more appropriate estimate does not exist, the estimated acquisition price for the allowances not held by the Group is the market price at the consolidated balance sheet date.

m) Translation of foreign currency balances

Transactions in currencies other than the functional currency of each company are recognized in the functional currency by applying the exchange rates prevailing at the date of the transaction. During the year, the differences that arise between the balances translated at the exchange rate prevailing at the date of the transaction and the balances translated at the exchange rate prevailing at the date of collection or payment are recorded as finance costs or finance income in the consolidated income statement.

Also, balances receivable or payable at 31 December each year denominated in currencies other than the functional currencies in which the financial statements of the consolidated companies are denominated are translated to euros at the year-end exchange rates. The resulting translation differences are recognized as finance costs or finance income in the consolidated income statement.

Since 1 January 2004, the Group’s policy has been to hedge a portion of the income of the Latin American companies that is directly linked to the performance of the US dollar through the obtainment of financing in US dollars. Since these transactions constitute cash flow hedges, the exchange differences arising on the debt in US dollars are recognized, net of the related tax effect, under “Equity—Unrealized Asset and Liability Revaluation Reserve”, and are allocated to the consolidated income statement over the period in which the hedged cash flows will arise, which has been estimated to be ten years.

n) Classification of balances as current and non-current

In the accompanying consolidated balance sheet, balances due to be settled within 12 months are classified as current items and those due to be settled within more than 12 months as non-current items.

Liabilities due within 12 months but whose long-term refinancing is assured at the Company’s discretion, through existing long-term credit facilities, are classified as non-current liabilities. At 31 December 2006 and 2005, these balances amounted to EUR 1,983 million and EUR 2,740 million, respectively.

ñ) Income tax

The current income tax expense is calculated by aggregating the current tax of the various companies arising from the application of the tax rate to the taxable profit for the year, after deducting the tax credits allowable for tax purposes, plus the change in deferred tax assets and liabilities and tax loss and tax credit carryforwards. Differences between the carrying amount of the assets and liabilities and their tax bases give rise to deferred tax assets and liabilities, which are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Income tax and changes in deferred tax assets and liabilities arising from business combinations are recognized in the consolidated income statement or in equity accounts in the consolidated balance sheet depending on where the profits or losses giving rise to them have been recognized.

Changes arising from business combinations which are not recognized on the acquisition of the controlling interest because their recovery is not assured are recognized by reducing, where appropriate, the carrying amount of goodwill recognized when the business combination was accounted for or, if no such goodwill exists, using the aforementioned method.

Deferred and other tax assets are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which the related temporary differences can be recovered or against which the related tax assets can be utilized.

Deferred tax liabilities are recognized for all temporary differences, unless the temporary difference arises from the initial recognition of goodwill or is associated with investments in subsidiaries, associates and jointly controlled entities at which the Group can control the timing of the reversal thereof and it is probable that the difference will not reverse in the foreseeable future.

Tax credits arising from economic events occurring in the year are deducted from the income tax expense, unless there are doubts as to whether they can be realized, in which case they are not recognized until they have effectively been realized, or unless they relate to specific tax incentives, in which case they are recognized as grants.

The deferred tax assets and liabilities recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the aforementioned analyses.

On 2 November 2006, the Law on personal income tax and partially amending the Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws was approved in Spain. The new Corporation Tax Law establishes that the standard tax rate will be 32.5% for tax periods beginning on or after 1 January 2007 and 30% for tax periods beginning on or after 1 January 2008, as compared with the rate of 35% in force until 31 December 2006. The impact of the change in tax rates on the deferred tax assets and liabilities was recognized in the consolidated income statement, unless it was related with items previously charged or credited to equity accounts, in which case it was recognized directly in the related equity accounts in the consolidated balance sheet. Therefore, in 2006 a net charge of EUR 137 million was recognized under “Income Tax” in the accompanying consolidated income statement and a net charge of EUR 31 million was recognized directly against “Equity” in the accompanying consolidated balance sheet (see consolidated statement of recognized income and expense).

On 27 December 2006, Law 1111 and Tax Reform Decree 1-3-07 modifying the tax statute relating to the taxes administered by the Colombian Directorate of National Taxes and Customs were approved in Colombia. This legislation has reduced the income tax rate to 34% in 2007 and to 33% for 2008 onwards. In 2006 a net charge of EUR 12 million was recognized under “Income Tax” in the accompanying consolidated income statement in relation to the effect of the change in tax rate on the deferred taxes recognized at the Group companies located in Colombia.

o) Recognition of income and expenses

Revenue and expenses are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the year, provided that this inflow of economic benefits results in an increase in equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is valued at the fair value of the consideration received or receivable arising therefrom.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, by reference to the stage of completion of the transaction at the balance sheet date.

The Group excludes from the revenue figure gross inflows of economic benefits received by it when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services which are of a similar nature, the exchange is not regarded as a transaction which generates revenue.

The Group records for the net amount non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instrument. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale or usage requirements expected by the entity.

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

The Group did not issue any potentially dilutive instruments of any kind leading to diluted earnings per share that differ from the basic earnings per share.

q) Dividends

The interim dividend out of the 2005 profit of Endesa S.A. approved by the Board of Directors on 15 November 2005, amounting to EUR 323 million, which was paid on 2 January 2006 is presented as a deduction from the Parent’s equity at 31 December 2005.

The interim dividend out of the 2006 profit of Endesa, S.A. approved by the Board of Directors on 24 October 2006, amounting to EUR 529 million, which was paid on 2 January 2007, is presented as a deduction from the Group’s equity at 31 December 2006. However, the final dividend amounting to EUR 1,207 million proposed by the Board of Directors of Endesa, S.A. to the shareholders at the Annual General Meeting will not be deducted from equity until it has been finally approved by the latter (see Note 13).

r) Consolidated cash flow statements

The cash flow statements reflect the changes in cash that took place in the year calculated using the indirect method. The following terms are used in the consolidated cash flow statements with the meanings specified:

•       Cash flows: inflows and outflows of cash and cash equivalents, which are investments with a term of less than three months and which are highly liquid and subject to an insignificant risk of changes in value.

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

4.                 Industry regulation and functioning of the electricity system

a) Spain:

General issues

The electricity industry in Spain is basically regulated in Electricity Industry Law 54/1997, of 27 November (“the Electricity Industry Law”). The main features of this Law and subsequent implementing regulations are as follows:

•       Electricity is generated on a free-market basis, based on a system of sale offers tendered by the producers and a system of purchase bids submitted by consumers eligible to choose their power supply source (“eligible consumers”) and by the distributors and retailers.

•       However, Royal Decree-Law 3/2006, which came into force on 1 March 2006, introduced a mechanism whereby all the power purchase and sale bids tendered from that date onwards simultaneously by producers and distributors in the same business group will be treated in the same way as physical bilateral contracts applying a provisional price of EUR 42.35/MWh. The government must determine the definitive price at which these transactions will be settled, on the basis of objective and transparent electricity market prices. The other power not treated in this way is priced at market prices. Also, Royal Decree 1634/2006 establishing the electricity tariff for 1 January 2007 onwards provides that in 2007 the provisional price to be considered for distributors in relation to power purchased through the aforementioned mechanism will be the matched daily and intra-daily electricity production market price plus the distributors’ average purchase price relating to adjustment, variances and supply guarantee services corresponding to that power for each programming period.

•       The system’s economic and technical management, transmission and distribution continue to be regulated activities, and their remuneration is established by law in an official list of tariffs applicable throughout Spain.

•       All consumers of electricity are eligible customers and, therefore, they can freely choose whether to acquire their power under the regulated tariff or to buy it in the liberalized market, either directly or through a retailer.

Non-mainland and island electricity systems

Article 12 of the Electricity Industry Law establishes that the activities involved in the supply of electricity carried on in the Balearic and Canary Islands and Ceuta and Melilla will be subject to specific regulations which will address the special nature of their geographical location. In this regard, Royal Decree 1747/2003, which regulates the island and non-mainland electricity systems, was passed on 19 December 2003, and the Ministerial Orders implementing that Royal Decree were approved on 30 March 2006.

Royal Decree 1747/2003 regulates, inter alia, the remuneration of non-mainland production so as to cover the costs of this activity and the return on capital invested through the establishment of the related compensation payments.

In 2002 the government recognized an account payable to Endesa for the excess costs relating to the production of non-mainland systems for 2001 and 2002 amounting to EUR 133 million. This amount will be recovered through the total electricity system income until 2010, and the collection right can be securitized. The balances receivable in this connection recognized on the asset side of the consolidated balance sheets at 31 December 2006 and 2005 amount to EUR 72 million and EUR 86 million, respectively (see Note 10).

Also, in 2005 the Board of Directors made an estimate of the additional income that could arise from applying Royal Decree 1747/2003 and recognized an asset of EUR 511 million in this connection in the consolidated balance sheet at 31 December 2005 (see Note 10).

In 2006 the Group calculated the collection right existing at 31 December 2006 in relation to the compensation payments for extra non-mainland production costs for 2001-2006 using the methodology established by the Ministerial Orders implementing Royal Decree 1747/2003. As a result, an amount of EUR 855 million additional to that recognized at 31 December 2005 was recognized on the asset side of the consolidated balance sheet at 31 December 2006 (see Note 10).

The balance receivable at 31 December 2006 in connection with the compensation for extra non-mainland production costs totalled EUR 1,438 million, of which EUR 1,366 million are classified under “Non-Current Financial Assets—Loans and Receivables” in the consolidated balance sheet (see Note 10) and the remaining EUR 72 million are classified under “Trade and Other Receivables”.

Electricity tariff

The regulated electricity tariff is approved each year by the government through a Royal Decree. Royal Decree 1634/2006 provided for a revision of the integral and access tariffs from 1 January 2007 that takes into account the costs projected for that year. This revision established an increase of 4.3% in the integral tariffs and a reduction of 10% in the access tariffs. Also, from 1 July 2007 onwards there will be quarterly revisions of the integral tariff that will incorporate the cost revisions arising from the activities required to supply electricity.

Lastly, Royal Decree 1634/2006 established that before 1 July 2007 the Dominant Operators, including Endesa, will make primary energy issues, consisting of power purchase options up to a given hourly capacity, exercisable throughout a pre-determined delivery or exercise period, with a delivery period from 1 July 2007 to 30 June 2009, inclusive.

Financing of the shortfall in revenue from regulated activities

Under Royal Decree-Law 5/2005, of 11 March, if the regulated revenue of the electricity system was not sufficient to cover the costs of the regulated activities, this shortfall had to be financed by the utilities indicated in the Royal Decree-Law on the basis of the percentages established therein. The Group’s Parent, Endesa, must finance 44.16% of the shortfall in revenue from regulated activities.

In 2005 the estimated shortfall in revenue from regulated activities amounted to EUR 3,830 million, of which Endesa financed EUR 1,691 million. On 20 November 2006, Endesa assigned this collection right to a consortium of banks. The consolidated balance sheet at 31 December 2005 included EUR 1,581 million in connection with this shortfall, based on the best estimate available at the date of preparation of the financial statements for 2005 (see Note 10). The difference between the shortfall recognized at 2005 year-end and the definitive shortfall did not have any effect on equity because it have rise to a higher-than-projected payment to finance it and a higher collection right relating to its recovery.

Royal Decree-Law 3/2006 approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities:

1.                Since 3 March 2006, the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as bilateral physical contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law.

2.                Generation revenue must be reduced to take into account the effect of the internalization in the setting of the wholesale market prices by the greenhouse gas emission allowances allocated for no consideration under the Allocation Plan for 2006/2007 that are associated with that revenue.

As the date of official preparation of these consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer’s power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue in order to take into account the effect of the internalization on electricity prices of the allocation for no consideration of the greenhouse gas emission allowances.

Against this regulatory backdrop, which differs from that existing in prior years, Group management has analyzed the various scenarios that might arise from a reasonable interpretation of all the information available in this connection, namely, Royal Decree-Law 3/2006, the draft Ministerial Order implementing it and the Report of the Spanish National Energy Commission (“CNE”) on the draft Ministerial Order.

As a result of this analysis, the consolidated financial statements for 2006 reflect the electricity sales made by the producer to the distributor that are treated in the same way as bilateral physical contracts at the provisional price of EUR 42.35/MWh and revenue was reduced by EUR 121 million as a result of the application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration.

The Board of Directors consider that these amounts represent their best estimate based on the information available to them at the date of formal preparation of the consolidated financial statements and do not expect the possible positive or negative differences with respect to the amounts recognized that might arise when the definitive legislation is published to be material with respect to these consolidated financial statements taken as a whole.

Royal Decree 1634/2006 provides for the reimbursement with a charge to electricity tariff revenue for the coming years of the shortfall in revenue from regulated activities for 2006 resulting from the settlements made by the CNE using the methodology in force. This reimbursement will be made to all the utilities that have financed the shortfall on the basis of the amounts actually contributed by each utility, including the borrowing costs incurred. Royal Decree 1634/2006 established provisionally the first annual payment to recover the shortfall in revenue from regulated activities for 2006. This annual payment amounts to EUR 173 million for the industry taken as whole.

Based on the foregoing, the Board of Directors estimate that the financing of the shortfall in revenue from regulated activities for 2006 to be recovered by Endesa will amount to EUR 1,341 million, of which EUR 1,315 million are classified under “Non-Current Financial Assets—Loans and Receivables” in the consolidated balance sheet (see Note 10) and the remaining EUR 26 million are classified under “Trade and Other Receivables”.

Also, Royal Decree 1634/2006 acknowledges ex-ante the existence of a shortfall in revenue from regulated activities that will arise in the period from 1 January 2007 to 31 March 2007, which amounts to EUR 750 million. In addition, it establishes that in the Royal Decrees modifying the electricity tariffs in 2007 will acknowledge ex ante the existence of a revenue shortfall in the settlements of regulated activities in whose calculation the shortfall or surplus from preceding quarters will be taken into account up to a maximum amount of five times the aforementioned amount.

This shortfall will be financed with the income received from the assignment of the collection rights associated with the shortfall to third parties, which will be done through an auction process. The collection rights assigned will consist of the right to receive a given percentage of the monthly takings of the electricity system regulated by supply tariffs and access tariffs. This percentage, which will be the amount resulting from the straight-line recovery over 15 years of the amounts contributed, will be established by Royal Decree and will be revised annually.

The recovery of the financing of the shortfall in revenue from regulated activities and the non-mainland system compensation payments in no case depends on the future sales of the Group.

CO2 emission allowances

Pursuant to Royal Decree 1866/2004 regulating the Spanish National CO2 Emission Allowances Plan for 2005-2007, Endesa must have allowances for the CO2 emissions made by it from 1 January 2005 onwards. Royal Decree 60/2005 approved the allocation for no consideration of individual emission allowances for each facility for 2005-2007. ENDESA was assigned emission allowances for the emission of 120.1 million tonnes of CO2 in that period. For the emissions made in excess of the volume of the allowances allocated to it, it must acquire the additional emission allowances in the market.

b) Europe:

Italy:

Since 1 January 2005, the energy authorities, through “Delibera 253/04” and successive amendments, have authorized the active participation of the demand side of the market, allowing wholesalers and large customers to purchase their power on the power exchange with hourly bids. Under Law 239, since 2004 all customers, except residential consumers, have been eligible customers. The full liberalization of the market has been set for 1 July 2007.

The power exchange is articulated through the following markets:

•       Power market:   day-ahead market and balancing market with valuation of the bids at the marginal system price.

•       Supplementary services market with valuation of pay-as-bid offers.

•       Capacity market, governed by remuneration criteria established by the authority.

Decree-Law 6/8/2004 established the amounts of costs of transition to competition to be received by the producers. This Decree-Law recognized the entitlement of the producers to receive a total of

EUR 850 million for that period, of which EUR 169 million corresponded to Endesa Italia, S.p.A. The schedule for collecting the recognized amounts will span the period from 2005 to 2009. The income received in this connection is being recognized in the income statement on the basis of the useful lives of the assets and, therefore, this remuneration was recognized. The consolidated income statements for 2006 and 2005 include income of EUR 34 million and EUR 33 million, respectively, in this connection, and the accompanying consolidated balance sheets at 31 December 2006 and 2005 include EUR 10 million and EUR 120 million, respectively, under “Financial Assets” in relation to the outstanding balance receivable (see Note 10) and EUR 102 million and EUR 136 million under “Deferred Income” on the liability side of the consolidated balance sheets at 31 December 2006 and 2005, respectively, in relation to the income not yet recognized in the consolidated income statement.

France:

On 13 June 2005, the Energy Orientation Law was approved. This Law defines the energy objectives and policies in France and rounds off the current legislation on demand management, renewable energies and electricity transmission and distribution system quality. The Law establishes measures that ensure a sufficient level of investment in generating facilities and networks to guarantee the quality and security of supply of electricity.

On 1 July 2007, the gas and electricity markets in France will be liberalized in full in accordance with the related European legislation.

c) Latin America:

The legislation of the Latin American countries in which the Group operates differs from one country to another; however the main features are as follows:

Generation:

In general, they are liberalized markets in which private-sector players take investment decisions freely based on the authorities’ guidelines. The exception is Brazil, where the new generating capacity needs are identified by the Ministry, and the related investments are made through a system of energy bids made by the players.

In all the countries there is a centralized dispatching system based on variable production costs which seek to optimize the available production resources. These variable costs determine the marginal generation price, except in Colombia, where dispatching is based on bids tendered by the players.

Distribution:

In the five countries in which the Group operates, the selling price to customers is based on the price at which electricity is purchased from producers plus a component associated with the aggregate distribution price. Periodically, the regulator sets this price through distribution tariff revision processes. Accordingly, distribution is an essentially regulated activity.

In Argentina, Chile and Peru the purchase price for the distributors was tied to a generation purchase price calculated by the regulator, which was revised periodically. However, Chile and Peru changed their legislation to make it possible to tender energy bids at a fixed price at the request of the distributors. The two countries successfully completed their first bidding processes, at the end of 2006 in the case of Chile, and at the beginning of 2007 in the case of Peru.

In Argentina, in January 2007 the authorities definitively approved the first tariff revision since 2002 whereby the remuneration acknowledged for Edesur was increased by 38%, which will be charged on all the tariff categories except residential tariffs. This tariff revision has retrospective effect from

November 2005 and it is currently estimated that the effect on the margin of the retrospective effect from November 2005 to 31 December 2006 amounts to EUR 58 million. This amount will be recovered during the coming years. At the date of preparation of these consolidated financial statements certain aspects of the retrospective application of the tariff revision had not yet been determined with a view to ascertaining whether or not it is possible to recognize an asset in connection with this collection right.

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

The minimum supply thresholds at which electricity can be freely contracted in each country are as follows:

Country	Minimum MW
Argentina	0.03
Brazil	3.0
Chile	0.5
Colombia	0.1
Peru	1.0

Integration and concentration limits:

In general, the legislation in force defends free competition and defines criteria for preventing certain levels of economic concentration and/or market practices from damaging this competition.

In principle, companies can engage in different activities (generation, distribution, retailing) provided that there is an appropriate degree of unbundling for both accounting and corporate law purposes. If this is permitted, it is in the transmission business in which the greatest restrictions are generally imposed, due mainly to its nature and to the need to guarantee adequate access to all players. In Argentina and Colombia there are specific restrictions on producers or distributors being majority shareholders of transmission companies.

Additionally, in Colombia companies formed after 1994 may not be vertically integrated. Producers may not have ownership interests exceeding 25% in distributors, and vice versa. In Peru companies with a share of over 5% in a given business require authorization from the regulator to acquire a holding in a company operating in a different business.

As regards concentration in a given business, in Argentina and Chile there are no limits on vertical or horizontal integration. In Peru integration is subject to authorization, 5% in the case of vertical integration and 15% in the case of horizontal integration. In Colombia, for the generation and retailing businesses companies may not have a market share of over 25%. Lastly, in Brazil, the only limit is a limit of 20% on horizontal integration in the national distribution market.

The relevant legislation requires the authorization of the regulator for consolidations or mergers between players in the same segment.

System access:

In all countries, access rights and the related fee or access price are regulated by the relevant authority.

5.                 Property, plant and equipment

The detail of the balance of “Property, Plant and Equipment” at 31 December 2006 and 2005 and of the changes therein in 2005 and 2004 is as follows:

	31/12/06
	Millions of Euros
Property, Plant and Equipment in Use	Cost	Accumulated Depreciation	Carrying Amount	Property, Plant and Equipment in the Course of Construction	Total Property, Plant and Equipment
Land and structures	2,396	(1,210)	1,186	22	1,208
Electricity generating facilities:	36,204	(19,875)	16,329	2,296	18,625
Hydroelectric power plants	11,278	(5,173)	6,105	163	6,268
Coal-fired/fuel-oil power plants	12,377	(8,652)	3,725	634	4,359
Nuclear power plants	8,213	(5,172)	3,041	103	3,144
Combined cycle plants	3,255	(437)	2,818	646	3,464
Renewable energy plants	1,081	(441)	640	750	1,390
Transmission and distribution facilities:	19,956	(8,324)	11,632	1,655	13,287
High-voltage	2,255	(899)	1,356	265	1,621
Low- and medium-voltage	15,612	(6,332)	9,280	1,182	10,462
Measuring and remote control equipment	1,676	(931)	745	128	873
Other facilities	413	(162)	251	80	331
Other items of property, plant and equipment	1,547	(1,076)	471	123	594
TOTAL	60,103	(30,485)	29,618	4,096	33,714

	31/12/05
	Millions of Euros
Property, Plant and Equipment in Use	Cost	Accumulated Depreciation	Carrying Amount	Property, Plant and Equipment in the Course of Construction	Total Property, Plant and Equipment
Land and structures	2,447	(1,075)	1,372	17	1,389
Electricity generating facilities:	35,576	(19,238)	16,338	1,735	18,073
Hydroelectric power plants	11,841	(5,232)	6,609	148	6,757
Coal-fired/fuel-oil power plants	12,146	(8,452)	3,694	564	4,258
Nuclear power plants	8,213	(5,031)	3,182	60	3,242
Combined cycle plants	2,629	(296)	2,333	609	2,942
Renewable energy plants	747	(227)	520	354	874
Transmission and distribution facilities:	18,855	(8,056)	10,799	1,459	12,258
High-voltage	2,302	(858)	1,444	205	1,649
Low- and medium-voltage	14,568	(6,103)	8,465	1,144	9,609
Measuring and remote control equipment	1,626	(912)	714	54	768
Other facilities	359	(183)	176	56	232
Other items of property, plant and equipment	1,687	(1,186)	501	92	593
TOTAL	58,565	(29,555)	29,010	3,303	32,313

	Millions of Euros
Property, Plant and Equipment in Use	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/06
Land and structures	2,447	—	12	(20)	(33)	(10)	2,396
Electricity generating facilities:	35,576	235	387	(126)	904	(772)	36,204
Hydroelectric power plants	11,841	—	9	(34)	46	(584)	11,278
Coal-fired/fuel-oil power plants	12,146	—	191	(59)	304	(205)	12,377
Nuclear power plants	8,213	—	15	(18)	3	—	8,213
Combined cycle plants	2,629	—	86	(14)	537	17	3,255
Renewable energy plants	747	235	86	(1)	14	—	1,081
Transmission and distribution facilities:	18,855	—	2	(149)	1,717	(471)	19,954
High-voltage	2,302	—	1	(18)	127	(159)	2,253
Low- and medium-voltage	14,568	—	1	(88)	1,367	(236)	15,612
Measuring and remote control equipment	1,626	—	—	(42)	111	(19)	1,676
Other facilities	359	—	—	(1)	112	(57)	413
Other items of property, plant and equipment	1,687	—	19	(66)	(43)	(48)	1,549
TOTAL	58,565	235	420	(361)	2,545	(1,301)	60,103

	Millions of Euros
Property, Plant and Equipment in the Course of Construction	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/06
Land and structures	17	—	18	(1)	(12)	—	22
Electricity generating facilities:	1,735	92	1,377	(16)	(891)	(1)	2,296
Hydroelectric power plants	148	—	99	(14)	(55)	(15)	163
Coal-fired/fuel-oil power plants	564	—	486	—	(417)	1	634
Nuclear power plants	60	—	69	—	(26)	—	103
Combined cycle plants	609	—	434	—	(410)	13	646
Renewable energy plants	354	92	289	(2)	17	—	750
Transmission and distribution facilities:	1,459	—	1,899	(5)	(1,691)	(7)	1,655
High-voltage	205	—	176	(5)	(107)	(4)	265
Low- and medium-voltage	1,144	—	1,446	—	(1,397)	(11)	1,182
Measuring and remote control equipment	54	—	173	—	(107)	8	128
Other facilities	56	—	104	—	(80)	—	80
Other items of property, plant and equipment	92	—	49	—	(25)	7	123
TOTAL	3,303	92	3,343	(22)	(2,619)	(1)	4,096

	Millions of Euros
Accumulated Depreciation	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Charge for the Year(*)	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/06
Land and structures	(1,075)	—	(59)	13	(90)	1	(1,210)
Electricity generating facilities:	(19,238)	(151)	(960)	88	67	319	(19,875)
Hydroelectric power plants	(5,232)	—	(232)	25	(2)	268	(5,173)
Coal-fired/fuel-oil power plants	(8,452)	—	(354)	40	61	53	(8,652)
Nuclear power plants	(5,031)	—	(154)	11	2	—	(5,172)
Combined cycle plants	(296)	—	(151)	12		(2)	(437)
Renewable energy plants	(227)	(151)	(69)		6	—	(441)
Transmission and distribution facilities:	(8,056)	—	(620)	105	71	176	(8,324)
High-voltage	(858)	—	(81)	5	(2)	37	(899)
Low- and medium-voltage	(6,103)	—	(438)	65	42	102	(6,332)
Measuring and remote control equipment	(912)	—	(88)	34	31	4	(931)
Other facilities	(183)	—	(13)	1		33	(162)
Other items of property, plant and equipment	(1,186)	—	(67)	68	108	1	(1,076)
TOTAL	(29,555)	(151)	(1,706)	274	156	497	(30,485)

(*)          Also, in 2006 impairment losses amounting to EUR 13 million were recognized.

	Millions of Euros
Property, Plant and Equipment in Use	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and other	Translation Differences	Balance at 31/12/05
Land and structures	2,349	—	70	(16)	3	41	2,447
Electricity generating facilities:	33,191	98	233	(190)	696	1,548	35,576
Hydroelectric power plants	10,628	—	25	(2)	(97)	1,287	11,841
Coal-fired/fuel-oil power plants	11,829	(3)	95	(166)	260	131	12,146
Nuclear power plants	8,130	—	11	(22)	94	—	8,213
Combined cycle plants	2,011	—	63	—	425	130	2,629
Renewable energy plants	593	101	39	—	14	—	747
Transmission and distribution facilities:	16,648	—	10	(53)	1,309	941	18,855
High-voltage	1,631	—	2	(8)	358	319	2,302
Low- and medium-voltage	13,328	—	5	(28)	718	545	14,568
Measuring and remote control equipment	1,358	—	3	(17)	222	60	1,626
Other facilities	331	—	—	—	11	17	359
Other items of property, plant and equipment	1,614	(2)	29	(46)	7	85	1,687
TOTAL	53,802	96	342	(305)	2,015	2,615	58,565

	Millions of Euros
Property, Plant and Equipment in the Course of Construction	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	7	—	37	—	(27)	—	17
Electricity generating facilities:	1,311	10	1,061	(6)	(652)	11	1,735
Hydroelectric power plants	134	—	65	(4)	(57)	10	148
Coal-fired/fuel-oil power plants	238	(4)	413	—	(84)	1	564
Nuclear power plants	58	—	72	—	(70)	—	60
Combined cycle plants	669	—	375	—	(435)	—	609
Renewable energy plants	212	14	136	(2)	(6)	—	354
Transmission and distribution facilities:	882	—	1,769	—	(1,253)	61	1,459
High-voltage	162	—	152	—	(125)	16	205
Low- and medium-voltage	627	—	1,383	—	(901)	35	1,144
Measuring and remote control equipment	43	—	112	—	(106)	5	54
Other facilities	50	—	122	—	(121)	5	56
Other items of property, plant and equipment	137	—	49	—	(101)	7	92
TOTAL	2,337	10	2,916	(6)	(2,033)	79	3,303

	Millions of Euros
Accumulated Depreciation	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Charge for the Year(*)	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
Land and structures	(1,017)	—	(58)	4	—	(4)	(1,075)
Electricity generating facilities:	(17,879)	(6)	(974)	167	(4)	(542)	(19,238)
Hydroelectric power plants	(4,523)	—	(273)	1	26	(463)	(5,232)
Coal-fired/fuel-oil power plants	(8,127)	6	(401)	155	(27)	(58)	(8,452)
Nuclear power plants	(4,890)	—	(152)	11	—	—	(5,031)
Combined cycle plants	(180)	—	(102)	—	7	(21)	(296)
Renewable energy plants	(159)	(12)	(46)	—	(10)	—	(227)
Transmission and distribution facilities:	(7,128)	—	(583)	37	(33)	(349)	(8,056)
High-voltage	(586)	—	(81)	5	(85)	(111)	(858)
Low- and medium-voltage	(5,374)	—	(404)	18	(133)	(210)	(6,103)
Measuring and remote control equipment	(803)	—	(84)	14	(22)	(17)	(912)
Other facilities	(365)	—	(14)	—	207	(11)	(183)
Other items of property, plant and equipment	(1,205)	2	(51)	39	57	(28)	(1,186)
TOTAL	(27,229)	(4)	(1,666)	247	20	(923)	(29,555)

(*)          Also, in 2005 impairment losses amounting to EUR 26 million were recognized.

The detail of the investments in property, plant and equipment, without considering those in investment property, made in 2006 and 2005 in the various geographical areas and businesses in which the Group operates is as follows:

	Millions of Euros
	2006
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	1,171	1,408	51	2,630
Rest of Europe	265	—	6	271
Latin America	328	493	41	862
TOTAL	1,764	1,901	98	3,763

	Millions of Euros
	2005
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	943	1,389	50	2,382
Rest of Europe	185	—	91	276
Latin America	166	390	44	600
TOTAL	1,294	1,779	185	3,258

The investments in property, plant and equipment in the electricity generation business in Spain and Portugal include the advances made in the new capacity programme and, among other projects, the construction and connection to the system of the Cristóbal Colón (Huelva) 400 MW combined cycle plant and the construction work on the As Pontes (A Coruña) 800 MW combined cycle plant, conversion to the use of imported coal of units 3 and 4 of the As Pontes (A Coruña) fossil-fuel plant, and the construction of the desulphurization units of the Alcudia, Compostilla, Teruel, Los Barrios and Almería plants, together with the measures required to reduce NOx emissions by the fossil-fuel units of the coal-fired facilities.

The investments in property, plant and equipment in the electricity generation business in the rest of Europe relate mainly to the performance of repowering projects in Italy and to the construction of the desulphurization units of the Ostiglia and Tavazzano plants in Italy and of the Provence and CEH plants in France.

The investments in property, plant and equipment in the electricity generation business in Latin America include, among other projects, the construction in Chile of the San Isidro II 377 MW combined cycle plant, of the Palmucho 32 MW hydroelectric plant of the Termocartagena 190 MW plant; the construction in Peru of the second Etevensa combined cycle plant, which will be called Etevensa II; and the work to convert Etevensa I to combined cycle technology.

The investments in distribution relate to network extensions and expenditure aimed at optimizing the functioning thereof in order to improve the efficiency and quality of the service provided.

At 31 December 2006 and 2005, property, plant and equipment included EUR 145 million and EUR 107 million, respectively, relating to the carrying amount of assets held under finance leases. The detail of the present value of the future payments under these leases at 31 December 2006 is as follows:

Year	Millions of Euros
2007	9
2008	25
2009	8
2010 and subsequent years	83

The consolidated income statements for 2006, 2005 and 2004 include EUR 91 million, EUR 92 million, and EUR 122 million respectively, relating to payments under operating leases in those years for property, plant and equipment in use. The detail at 31 December 2006 of the future payments under those leases is as follows:

Year	Millions of Euros
2007	67
2008	61
2009	59
2010 and subsequent years	225

At 31 December 2006 and 2005, the Group had property, plant and equipment purchase commitments amounting to EUR 1,758 million and EUR 1,974 million, respectively.

Endesa and its subsidiaries have taken out insurance policies to cover the possible risks to which their property, plant and equipment are subject and the claims that might be filed against them for carrying on their business activities. These policies are considered to adequately cover the related risks. The loss of profit that might arise as a result of outages is also covered. In 2006 indemnity payments totaling EUR 15 million were received from insurance companies for claims and losses.

As a result of the reduction of the physical power and supply guarantee by the Brazilian authorities for the Argentina-Brazil interconnection due to the Argentine energy crisis, Cien (a company controlled 100% by the Group with an ownership interest of 59.5%) made progress with the steps required to modify its business to focus exclusively on the management of the interconnection line in order to receive regulated fees and discontinued cross-border power purchases and sales between the two countries. To this end, the company renegotiated its power supply contracts with Copel and is seeking remuneration that is compatible with its actual status as an international electricity transmission utility. The definitive business structure of Cien is expected to have been defined by the end of 2007. The Board of Directors consider that the negotiations will be successfully completed in 2007, making the new business plan viable, which will make it possible to recover in full the carrying amount of Cien’s property, plant and equipment, which totaled EUR 359 million at 31 December 2006.

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

Endesa’s environmental management is integrated and fully in tune with its corporate strategy and this commitment has a direct effect on Company management’s decision-making process. The Strategic Environmental and Sustainable Development Plan for 2003-2007 includes the plans and programmes that Endesa is carrying out in the sustainable development field in this period, and is fully in tune with the Company’s values and its business mission and vision.

Endesa’s environmental activities are aimed at preserving natural resources, evaluating the environmental risks associated with its business activities and ensuring excellence in management through the third-party certification of its facilities.

1.                Spain and Portugal

On 24 November 2006, the Council of Ministers approved the National Allocation Plan (“NAP”) for 2008-2012, which was published in the Official State Gazette (“BOE”) pursuant to Royal Decree 1370/2006, of 25 November 2006. On that date it was sent to the European Commission for analysis and approval.

This NAP establishes a volume of allowances to be allocated to the industries and facilities affected by Law 1/2005 of 144.85 Mt/year, to which are added a further 7.825 Mt/year in reserve for new entrants (5.4% of the annual allocation), giving a total volume of emission allowances of 152.673 Mt/year.

An average allocation of 54.053 Mt/year was established for the electricity industry, with the possibility of using credits from the projects associated with the flexibility mechanisms under the Kyoto Protocol.

The NAP also defines the methodologies for distributing these industry allowances that will be used to obtain the individual allocations for each facility. However, it does not distribute the emission allowances by facility, since this is done, pursuant to Article 19 of Law 1/2005, after the related applications for allowances have been submitted by the owners of the facilities affected.

In the case of Endesa, this application for allowances was submitted by administrative procedure for all its generating facilities affected by Law 1/2005 on 28 December, by the deadline established by the Ministry of the Environment.

On 26 February 2007, the European Commission gave its decision regarding the NAP for 2008-2012 submitted by the Spanish government, proposing that the total initial allocation be modified slightly (from 152.67 Mt/year to 152.2 Mt/year) and changing the limit on the use of credits from the project-based mechanisms to a value that has not yet been fully defined which is calculated as the percentage equal to the quotient between the difference between the emissions measured in 2005 and the annual average allocation envisaged in the NAP for 2008-2012 and that allocation.

In 2006 Endesa continued with its investment plan aimed at reducing greenhouse gas emissions by improving the efficiency of its facilities and investing in new renewable energy and combined cycle capacity. In the area of emissions trading, Endesa carried out emission allowance purchases from the European Union, participating actively in the European market.

A key part of Endesa’s climate change strategy is its participation in the flexible project-based emission reduction mechanisms. In 2006 Endesa confirmed its position as an internationally renowned actor in the CDM (Clean Development Mechanism) field: Of particular importance was the functioning of the Endesa Climate Initiative (“ECI”), since in 2006 Endesa exceeded its target for the purchase of tons of CO2.

Also, based on the targets established in the Strategic Environmental and Sustainable Development Plan for 2003-2007, Endesa continued its work to implement and subsequently certify Environmental Management Systems pursuant to the international ISO 14001 standard and the European EMAS regulations at the facilities in the key areas of the Company (generation, distribution, renewable energies, corporate headquarters, etc.). Worthy of particular note was the environmental certification of the Andorra mine, which was the first open-pit coalmine in Spain to achieve environmental management certification, and the certification of the Spanish hydroelectric generating facilities.

In the distribution business, in line with the environmental management system implementation programme in the Strategic Environmental and Sustainable Development Plan for 2003-2007, the Environmental Management System was certified for Endesa Distribución Eléctrica in the Balearic Islands, to join the system already certified in Cataluña. As a result, 47% of Endesa’s power distribution in Spain and Portugal has now been certified under this international standard.

2.                The rest of Europe

In Italy, the official proposal for the National Emission Allowances Allocation Plan was published on 18 December 2006 and was sent to the European Commission on that date. This NAP for 2008-2012 establishes an average emission allowance allocation of 209 Mt/year. An annual average allocation of 106 Mt was established for the electricity industry, with the possibility of using credits from the projects associated with the flexibility mechanisms under the Kyoto Protocol, up to 25% of the individual allocation for a given facility.

The European Commission is currently debating the Italian government’s proposal with a view to giving its opinion as to possible modifications or to approving it. Once the Plan has been approved, a national-level consultation process will take place. The volume of emission allowances allocated to the facilities owned by Endesa Italia will not be known until the Plan has been definitively approved.

In 2006 Endesa Italia maintained the certification of all its facilities under the ISO 14001 and EMAS Regulation standards, strengthening Endesa’s environmental commitment at its facilities. In 2006 Endesa Italia integrated its environmental management system with the security system, leading the field in this area.

The French National Allocation Plan for 2008-2012 sent to the European Commission on 15 September 2006 was initially rejected. A new Plan was adopted on 27 December 2006, reducing the overall allowances by 17% with respect to the first Plan. This new Plan containing the distribution of the emissions by facility was sent to the European Commission in January 2007.

The official proposal relating to Polish National Emission Allowances Allocation Plan was sent to the European Commission on 30 June 2006. Brussels is currently analyzing the content of the Plan with a view, once a consensus has been reached, to issuing its comments as to possible modifications or to approving it. A 2.4% increase in allowances with respect to the preceding period has been requested for the facilities of Elektrocieplownia Bialystok, S.A. The volume of emission allowances allocated to the facilities owned by Endesa will not be known until the Plan has been definitively approved.

3.                Latin America

In Latin America, Endesa, through its subsidiary Endesa Chile, continued to consolidate the implementation of Environmental Management Systems at its facilities, achieving in 2006 certification under the ISO 14001 standard for 49 generating facilities in Argentina, Brazil, Chile, Colombia and Peru.

It should be noted that the Cartagena fossil-fuel plant in Colombia obtained certificates under the ISO 14001 and OHSAS 18001 standards for its integrated management system (Environment and Occupational Health and Safety).

Also, with the certification of the two Brazilian distributors Ampla and Coelce, all the power distributed by Endesa in Latin America has now been certified under ISO 14001.

EEPSA, a producer in Peru, has obtained Internal Social Responsibility SA 8000 certification, which it now shares with the also Peruvian company EDEGEL. This marks a very important milestone at the Company, since they are the first Endesa companies that hold environmental, quality, risk prevention and internal social responsibility certificates.

As regards projects carried out within the framework of the Kyoto Protocol flexible mechanisms, four significant projects were undertaken, namely Callahuanca in Peru, Ojos de Agua and Canela in Chile and the Inter-American electricity interconnection SIEPAC, with an overall reduction potential of approximately one million tons per year.

6.                 Investment property

The detail of “Investment Property” and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros
	Balance at 31/12/05	Investments	Transfer of Properties	Reduction Due to Disposal	Translation Differences	Other	Balance at 31/12/06
Properties in Spain	4	—	30	(1)	—	(1)	32
Properties in Latin America	67	7	—	(16)	(10)	1	49
TOTAL	71	7	30	(17)	(10)	—	81

	Millions of Euros
	Balance at 31/12/04	Transfer of Properties	Reduction Due to Disposal	Translation Differences	Balance at 31/12/05
Properties in Spain	—	4	—	—	4
Properties in Latin America	58	—	(4)	13	67
TOTAL	58	4	(4)	13	71

The market value of the investment property at 31 December 2006 was approximately EUR 513 million. The total market value of the investment property at 31 December 2005 was between approximately EUR 462 million and EUR 635 million (see Note 3-b).

The properties disposed of in 2006 were sold for EUR 300 million, of which EUR 240 million related to the sale of land in Palma de Mallorca to Neinver Bolonia, S.L., in which, after the sale, Endesa acquired an ownership interest of 45% (see Notes 9 and 23).

The direct expenses relating to investment property recognized in the consolidated income statements for 2006, 2005 and 2004 are not material.

7.                 Intangible assets

The detail of “Intangible Assets” and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros
	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Additions	Amortization(*)	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/06
CO2 emission allowances	531	4	802	(121)	(786)	(1)	—	429
Computer software	212	—	105	(71)	(4)	—	—	242
Connection points (Note 8)	—	—	—	—	—	72	—	72
Other	120	—	22	(11)	(1)	(68)	(1)	61
TOTAL	863	4	929	(203)	(791)	3	(1)	804

(*)          Including impairment losses amounting to EUR 116 million.

	Millions of Euros
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Amortization	Disposals	Transfers and Other	Translation Differences	Balance at 31/12/05
CO2 emission allowances	—	—	531	—	—	—	—	531
Computer software	212	—	71	(77)	—	(2)	8	212
Connection points	—	—	—	—	—	—	—	—
Other	111	(3)	10	(7)	(3)	11	1	120
TOTAL	323	(3)	612	(84)	(3)	9	9	863

CO2 emission allowances

The amount recognized for CO2 emission allowances includes EUR 334 million at 31 December 2006 and EUR 374 million at 31 December 2005 relating to allowances allocated for no consideration under the National Emission Allowance Allocation Plans of each of the European countries in which the Group operates.

The emission allowances received for no consideration relate to 53 million tons in 2006 and to 46.1 million tons in 2005. The National Allocation Plans approved in the European countries in which the Group engages in generating activities also provided for the allocation of emission allowances for no consideration totalling 52 million tons in 2007.

The detail of the emission allowances allocated to the Group for no consideration for 2007, 2006 and 2005 is as follows:

	Millions of Tonnes
	2007	2006	2005
Spain	38	39	43
Italy	11	11	11	(1)
France	2	2	2
Poland	1	1	1
TOTAL	52	53	57

(1)          No emission allowances were allocated to Endesa Italia S.p.A. in 2005 because the Italian National Allowance Allocation Plan was approved in 2006 and, therefore, the 2005 financial statements do not reflect any allocation of allowances in this connection.

The detail of the emission allowances consumed by the Endesa Group in 2006 and 2005, which totaled 62 million tons and 67 million tons, respectively, is as follows:

	Millions of Tonnes
	2006	2005
Spain	46	52
Italy	14	13
France	1	1
Poland	1	1
TOTAL	62	67

At 31 December 2006, the provision included in the consolidated balance sheet in respect of the emissions made by the Group in 2006 amounted to EUR 418 million. Of this amount, EUR 334 million will be covered by the emission allowances received in the related National Allocation Plans and EUR 84 million will be covered by the allowances acquired during the year. Substantially all the emission allowances recognized in the consolidated balance sheet at 31 December 2005 were used in 2006 to cover the CO2 emissions made in 2005. Similarly, most of the emission allowances recognized in the consolidated balance sheet at 31 December 2006 will be used in 2007 to cover the CO2 emissions made in 2006.

At 31 December 2006 and 2005, the CO2 emission allowance purchase commitments amounted to EUR 66 million and EUR 4 million, respectively.

Connection points

As a result of the acquisition of Finerge in 2005 and the valuation of this company’s assets and liabilities in 2006, it was disclosed that there are intangible assets amounting to EUR 72 million relating to permits received by the company from the Portuguese state prior to its inclusion in the Group for the installation of wind farms, i.e. the so-called “connection points”. Connection points are considered to be intangible assets with indefinite useful lives since the connection point concessions do not expire and the Company considers that, in the present circumstances, it will continue to use them indefinitely and, therefore, they are not amortized.

On the basis of the estimates and projections available to the Board of Directors, the forecasted cash flows attributable to the intangible assets will be exceeding the carrying value of the assets and therefore make it possible to recover the carrying amount of these assets recognized at 31 December 2006.

8.                 Goodwill

The detail, by cash-generating unit (or group of units) to which it is allocated, of goodwill and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros
	Balance at 31/12/05	Additions	Disposals	Translation Differences	Other	Balance at 31/12/06
Subsidiaries in Chile	2,368	—	—	(380)	—	1,988
Endesa Italia	1,293	—	—	—	94	1,387
Snet	178	23	—	—	—	201
Coelce	156	—	—	(4)	—	152
Finerge	145	—	—	—	(94)	51
Ampla	111	—	—	(2)	—	109
Ferrara	—	32	—	—	(5)	27
Teverola	—	40	—	—	(6)	34
Other	27	12	—	—	(2)	37
TOTAL	4,278	107	—	(386)	(13)	3,986

	Millions of Euros
	Balance at 31/12/04	Additions	Disposals	Translation Differences	Other	Balance at 31/12/05
Subsidiaries in Chile	1,808	3	—	557	—	2,368
Endesa Italia	1,324	—	—	—	(31)	1,293
Snet	183	—	—	—	(5)	178
Coelce	121	—	—	35	—	156
Finerge	—	145	—	—	—	145
Ampla	99	—	—	12	—	111
Other	21	—	—	6	—	27
TOTAL	3,556	148	—	610	(36)	4,278

The addition to the goodwill relating to Snet in 2006 relates to an adjustment for the contingent payment for the acquisition of the group headed by this company.

The valuation of the assets and liabilities of Finerge required to calculate the related goodwill was completed in 2006. After this definitive allocation, the goodwill relating to Finerge amounted to EUR 51 million. Had the assets and liabilities been measured and the goodwill determined at the date of acquisition, the profit for 2005 would not have differed significantly with respect to that included in the financial statements for 2005.

The assets and liabilities of Finerge were measured as follows:

Millions of Euros
Property, plant and equipment	82
Intangible assets: connection points (Note 7)	72
Other assets	89
Minority interests	(6)
Non-current liabilities	(115)
Current liabilities	(21)
Total net value of assets and liabilities	101
Acquisition price	152
Goodwill	51

At the date of preparation of these consolidated financial statements the valuation of the assets and liabilities of Teverola and Ferrara with a view to definitively allocating the goodwill had not been completed.

According to the estimates and projections available to the Board of Directors, the projected cash flows attributable to the cash-generating units (or groups of units) to which the goodwill is allocated will be exceeding the carrying value of the assets and therefore make it possible to recover the carrying amount of each item of goodwill recognized at 31 December 2006.

9.                 Investments accounted for using the equity method

The detail of the main Group investees accounted for using the equity method and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros
	Balance at 31/12/05	Inclusion/ Exclusion of Companies	Additions	Disposals	Result of Companies Accounted for Using the Equity Method	Dividends	Translation Differences	Transfers and Other	Balance at 31/12/06
Gas Atacama	130	—	—	—	4	—	(4)	—	130
Tejo Energia	87	—	—	—	1	(4)	—	—	84
Nuclenor	63	—	—	—	31	(33)	—	1	62
Tahaddart	22	—	3	—	3	(2)	—	—	26
E.E. Da Alvadia	2	—	—	(1)	1	—	—	20	22
Altek	30	—	—	—	(5)	—	(5)	1	21
Ergosud	19	—	—	—	—	—	—	—	19
E.E. Vale Do Minho	—	—	—	—	—	—	—	19	19
AIE Ascó-Vandellos	16	—	—	—	—	—	—	1	17
Tirme	11	—	—	—	3	(1)	—	—	13
E.E. Da Espiga	—	—	—	—	—	—	—	11	11
Elcogas	18	—	—	—	—	—	—	(10)	8
Neinver Bolonia	—	—	27	—	—	—	—	(27)	—
Other	225	—	25	(7)	25	(21)	(3)	(27)	217
TOTAL	623	—	55	(8)	63	(61)	(12)	(11)	649

	Millions of Euros
	Balance at 31/12/04	Inclusion/ Exclusion of Companies	Additions	Disposals	Result of Companies Accounted for Using the Equity Method	Dividends	Translation Differences	Transfers and Other	Balance at 31/12/05
Gas Atacama	111	—	—	—	9	—	13	(3)	130
Tejo Energia	83	—	5	—	6	(11)	—	4	87
Nuclenor	80	—	—	—	19	(33)	—	(3)	63
Altek	45	—	—	—	(1)	—	4	(18)	30
Tahaddart	11	—	—	—	2	—	—	9	22
Ergosud	19	—	—	—	—	—	—	—	19
Elcogas	22	—	—	—	(4)	—	—	—	18
Auna	1.083	—	—	(904)	10	—	—	(189)	—
Smartcom	402	—	—	(411)	(2)	—	11	—	—
Sidec	30	—	—	(56)	8	(2)	—	20	—
NQF Gas	21	—	—	—	1	—	—	(22)	—
Other	284	(22)	1	(1)	19	(12)	6	(21)	254
TOTAL	2.191	(22)	6	(1.372)	67	(58)	34	(223)	623

The main transaction performed by the Group in 2006 in connection with the companies accounted for using the equity method was the acquisition of 45% of the share capital of Neinver Bolonia for EUR 27 million. This investment is carried at a zero balance in the consolidated balance sheet at 31 December 2006 since, prior to the acquisition of the investment, the Group sold some land in Palma de Mallorca to this company (see Note 6). The adjustment to eliminate 45% of the gain obtained by the Group on the sale was deducted from the carrying amount of the investment to leave it with a zero balance. Also, a liability of EUR 13.5 million was recognized under “Long-Term Provisions” in the consolidated balance sheet in relation to the only obligation assumed by the Group to make future contributions for the operations of this company. This amount was also deducted from the total gain obtained on the sale of the land. The Group will not make any additional contribution to this company exceeding the EUR 13.5 million recognized on the liability side of the consolidated balance sheet. Therefore, the Group has only recognized the amount of the gain obtained on the sale relating to the portion for which all the risks and rewards of ownership of the land have been transferred (see Note 23).

The main transactions carried out by the Group in 2005 in respect of companies accounted for using the equity method were as follows (see Note 23):

•       The sale of 27.7% of the share capital of the telecommunications operator Auna to France Telecom España S.A. for EUR 2,221 million. Following this sale the Group had an ownership interest of 5.01% in Auna which was transferred to “Non-Current Financial Assets” in the accompanying consolidated balance sheet, where is was classified at 31 December 2005. This investment was subsequently sold to Deutsche Bank (see Note 10).

•       The sale of the Group’s entire investment in Smartcom Pcs for EUR 408 million.

•       The sale of Snet’s investment in the electricity producer Séchilienne-Sidec (“Sidec”) for EUR 104 million.

Following is information at 31 December 2006, 2005 and 2004 from the financial statements of the main companies over which the Group holds joint control (see Note 3-h):

	31/12/06
	Millions of Euros
	% of Ownership	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	50%	189	127	106	56	208	102
Ergon Energía	50%	—	92	—	89	694	691
Tejo Energia	38.9%	510	152	467	7	190	173
Pegop	50%	—	11	—	6	20	13
Carbopego	50%	—	14	—	6	85	86
Gas Atacama	50%	489	62	264	32	197	169
A.I.E. Ascó Vandellós	85.4%	143	132	171	85	165	157

	31/12/05
	Millions of Euros
	% of Ownership	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	50%	150	121	55	62	210	101
Ergon Energía	50%	—	75	—	73	383	381
Tejo Energia	38.9%	510	106	360	71	228	194
Pegop	50%	8	—	—	3	19	13
Carbopego	50%	21	—	11	—	98	94
Gas Atacama	50%	823	221	615	170	206	172
A.I.E. Ascó Vandellós	85.4%	153	146	187	93	156	148

	31/12/04
	Millions of Euros
	% of Ownership	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Nuclenor	50%	168	84	64	28	128	88
Ergon Energía	50%	—	41	—	39	244	242
Tejo Energia	38.9%	550	149	410	90	250	166
Pegop	50%	—	12	—	6	19	11
Carbopego	50%	—	8	—	1	73	74
Gas Atacama	50%	744	163	560	128	190	152
A.I.E. Ascó Vandellós	85.4%	168	122	209	63	132	123

Gas Atacama, a company in which the Group has an interest of 50% (percentage of ownership of 18%), has entered into various contracts to supply power to its customers in Chile. In view of the growing difficulties involved in importing natural gas from neighboring countries at competitive prices, Gas Atacama has been forced to generate electricity using alternative fuels. The new supply scenarios could condition the future viability of the company due both to breakdowns in the gas supply chain and to the fact that the additional costs cannot be passed on to the end consumers. In order to be able to ensure the economic viability of the business and to avoid future claims for breach of contract, management of Gas Atacama is analyzing, together with other partners, a project to build a regasification plant. The directors consider that this new plant would provide Gas Atacama with a continuous supply of fuel to be able to fulfill its business plan, on which is based the recoverability of the net investment recognized in the accompanying consolidated balance sheet at 31 December 2006 amounting to EUR 259 million, of which EUR 130 million relate to the investment accounted for using the equity method and EUR 129 million relate to loans granted (see Note 25).

Following is information at 31 December 2006 and 2005 from the financial statements of the main companies over which the Group exercises significant influence:

	31/12/06
	Millions of Euros
	% of Ownership	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Elcogas	40.87%	265	168	16	393	117	123
Tirme	40%	199	48	139	82	68	58

	31/12/05
	Millions of Euros
	% of Ownership	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Elcogas	40.87%	296	81	287	53	135	145
Tirme	40%	191	38	154	53	69	59

	31/12/04
	Millions of Euros
	% of Ownership	Non- Current Assets	Current Assets	Non- Current Liabilities	Current Liabilities	Revenue	Ordinary Expenses
Elcogas	40.87%	296	89	27	306	135	142
Tirme	40%	227	42	150	64	61	60

A complete list of the investees over which the Group exercises joint control or significant influence is included in Appendix II to these notes to the consolidated financial statements in Exhibit 8.1.

The economic and financial aggregates of the other companies over which the Endesa Group exercises joint control or significant influence are not material.

10.          Non-current financial assets

The detail of “Non-Current Financial Assets” in the accompanying consolidated balance sheet and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros
	Balance at 31/12/05	Additions or Charge for The Year	Disposals or Reductions	Valuation Adjustment against Equity(*)	Translation Differences	Transfers and Other	Balance at 31/12/06
Loans and receivables	3,374	2,561	(1,902)	—	(26)	(126)	3,881
Available-for-sale financial assets	664	3	(400)	26	(7)	46	332
Financial derivatives (Note 18)	142	—	(5)	50	—	124	311
Impairment losses	(46)	(1)	5	—	—	—	(42)
TOTAL	4,134	2,563	(2,302)	(76)	(33)	44	4,482

(*)          Classified under “Equity—Unrealized Asset and Liability Revaluation Reserve” or “Equity—Of Minority Interests”, as appropriate.

	Millions of Euros
	Balance at 31/12/04	First-Time Application of IASs 32 and 39	Additions or Charge for the Year	Disposals or Reductions	Valuation Adjustment against Equity(*)	Translation Differences	Transfers and Other	Balance at 31/12/05
Loans and receivables	1,100	(109)	2,397	(152)	—	98	40	3,374
Available-for-sale financial assets	241	41	5	(37)	237	1	176	664
Financial derivatives (Note 18)	—	154	16	—	(28)	—	—	142
Impairment losses	(45)	—	(12)	13	—	(1)	(1)	(46)
TOTAL	1,296	86	2,406	(176)	209	98	215	4,134

(*)          Classified under “Equity—Unrealized Asset and Liability Revaluation Reserve” or “Equity—Of Minority Interests”, as appropriate.

Loans and receivables

The detail of “Loans and Receivables” at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	Balance at 31/12/06	Balance at 31/12/05
Financing of the shortfall in revenue from regulated activities in Spain (Note 4-a)	1,315	1,581
Compensation payments for extra non-mainland production costs (Note 4-a)	1,366	579
Costs of transition to competition of Endesa Italia (Note 4-b)	10	120
Guarantees and deposits	455	365
Loans to associates and jointly controlled entities	287	269
Loans to employees	87	156
Other loans	361	304
TOTAL	3,881	3,374

The fair value of these assets approximates their carrying amount.

On 20 November 2006, Endesa entered into an agreement for the assignment of all the collection rights relating to the shortfall in revenue from regulated activities in Spain for 2005 with BNP Paribas and Banesto. The proceeds from the sale amounted to EUR 1,676 million. This amount could be modified on the basis of the possible changes that might arise in certain variables in the settlement of the collection rights with respect to the amount used in calculating the purchase price. The analysis performed disclosed that the Group has transferred substantially all the risks and rewards of ownership of the collection rights relating to the shortfall in revenue from regulated activities in 2005 and, therefore, it derecognized this asset.

The detail, by maturity, of the current and non-current loans to associates and jointly controlled entities at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	Balance	Current	Non-Current Maturities
	at 31/12/06	Maturity 2007	2008	2009	2010	2011	Subsequent Years	Total
Euro loans	134	13	4	13	44	13	47	121
Foreign currency loans	166	—	129	—	—	—	37	166
TOTAL	300	13	133	13	44	13	84	287

	Millions of Euros
	Balance	Current	Non-Current Maturities
	at 31/12/05	Maturity 2006	2007	2008	2009	2010	Subsequent Years	Total
Euro loans	123	1	2	1	2	—	117	122
Foreign currency loans	147	—	147	—	—	—	—	147
TOTAL	270	1	149	1	2	—	117	269

These loans earned average interest at 5.67% and 4.33% in 2006 and 2005, respectively.

Available-for-sale financial assets

In 2005 the 5.01% investment in Auna still held by the Group following the sale of the 27.7% ownership interest to France Telecom (see Note 9) was transferred to this line item. The 5.01% investment in Auna was subsequently sold to Deutsche Bank for EUR 359 million. Endesa is entitled to receive 90%

of the portion of the selling price in the first transaction made with these shares on or after 8 November 2008 that exceeds the amount of EUR 361 million capitalised at an annual rate of 4.5%. The asset relating this investment was derecognized in 2006 because the period for exercising their pre-emption rights by the other shareholders of Auna had expired.

This heading also includes the Group’s investment of 3% in Red Eléctrica de España, S.A. (“Red Eléctrica”), which was carried at EUR 132 million at 31 December 2006 (31 December 2005: EUR 106 million), of which EUR 106 million are classified under “Equity—Unrealized Asset and Liability Revaluation Reserve” (31 December 2005: EUR 80 million) (see Note 13). Under Royal Decree-Law 5/2005, of 11 March, the Group must reduce its investment in Red Eléctrica to 1% before 1 January 2008.

11.          Inventories

The detail of “Inventories” 31 December 2006 and 2005 is as follows:

	Millions of Euros
	31/12/06	31/12/05
Fuel stocks:	676	623
Nuclear fuel	204	253
Other	472	370
Other inventories	223	205
Valuation adjustment	(17)	(16)
TOTAL	882	812

The fuel stock purchase commitments at 31 December 2006 and 2005 amounted to EUR 17,644 million and EUR 20,276 million, respectively, assuming that the market price at each year-end, in the cases in which prices are tied to market prices, would be applied. A portion of these commitments relates to natural gas purchase agreements with “take or pay” clauses. The Board of Directors consider that the Group will be able to fulfil these obligations and, therefore, they do not expect any contingency to arise in this connection.

12.          Trade and other receivables

The detail of “Trade and Other Receivables” at 31 December 2006 and 2005 is as follows:

	Millions of Euros
Trade and Other Receivables	31/12/06	31/12/05
Trade receivables for sales	4,029	4,397
Tax assets:	960	864
Income tax	570	456
Other taxes	390	408
Other receivables	1,179	1,186
Valuation adjustment	(349)	(349)
TOTAL	5,819	6,098

In 2006 the average trade receivable collection period was 28 days (2005: 27 days) and, consequently, the fair value of trade receivables approximates their carrying amount.

13.   Equity

The detail of the Group’s equity at 31 December 2006 and 2005 and of the changes therein is as follows:

Share Capital	Share Premium	Legal Reserve	Revaluation Reserves	Restricted Reserves	Translation Differences	Unrealized Asset and Liability Revaluation Reserve	Retained Earnings	Interim Dividend	Total Equity of the Parent	Equity of Minority Interests	Total Equity
Balance at 31/12/04	1,271	1,376	285	1,714	170	(20)	57	4,163	(288)	8,728	5,405	14,133
First-time application of IASs 32 and 39	—	—	—	—	—	—	(49)	(143)	—	(192)	(1,574)	(1,766)
Distribution of profit	—	—	—	—	—	—	—	(782)	288	(494)	(216)	(710)
Income and expenses recognized in equity	—	—	—	—	—	749	187	(209)	—	727	693	1,420
Profit for the year	—	—	—	—	—	—	—	3,182	—	3,182	575	3,757
Interim dividend	—	—	—	—	—	—	—	—	(323)	(323)	—	(323)
Inclusion/Exclusion of companies	—	—	—	—	—	—	—	—	—	—	113	113
Other payments to shareholders	—	—	—	—	—	—	—	(14)	—	(14)	(283)	(297)
Corporate restructuring	—	—	—	—	—	—	—	(24)	—	(24)	24	—
Balance at 31/12/05	1,271	1,376	285	1,714	170	729	195	6,173	(323)	11,590	4,737	16,327
Distribution of profit	—	—	—	—	—	—	—	(2,541)	323	(2,218)	(346)	(2,564)
Income and expenses recognized in equity	—	—	—	—	—	(402)	(81)	(20)	—	(503)	(366)	(869)
Profit for the year	—	—	—	—	—	—	—	2,969	—	2,969	829	3,798
Interim dividend	—	—	—	—	—	—	—	—	(529)	(529)	—	(529)
Inclusion/Exclusion of companies	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Other payments to shareholders	—	—	—	—	—	—	—	—	—	—	(80)	(80)
Corporate restructuring	—	—	—	—	—	—	—	(18)	—	(18)	(68)	(86)
Balance at 31/12/06	1,271	1,376	285	1,714	170	327	114	6,563	(529)	11,291	4,645	15,936

13.1. Equity: Of the Parent

Share capital

At 31 December 2006, the share capital of Endesa, S.A. amounted to EUR 1,270,502,540.40 and was represented by 1,058,752,117 fully subscribed and paid shares of EUR 1.2 par value each, all of which are listed on the Spanish Stock Exchanges. There were no changes in 2006 or 2005.

At 31 December 2006, 15,952,756 shares of Endesa, S.A. were listed on the New York Stock Exchange in the form of ADRs (2005: 22,676,060 shares). Endesa, S.A.’s shares are also traded on the Santiago de Chile Offshore Stock Exchange.

On 16 November 2006, the Spanish National Securities Market Commission (“CNMV”) authorized the takeover bid for all the shares of Endesa, S.A. presented by E.On Zwölfte Verwaltungs GmbH (“E.On”), a subsidiary of E.On AG.

E.On’s bid is conditional upon the acquisition of at least 529,481,934 shares of Endesa, representing 50.01% of its share capital.

Share premium

The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

Legal reserve

Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The Group’s Parent has recorded the legal reserve in full.

Revaluation reserves

The balance of “Revaluation Reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996, of 7 June.

From 1 January 2007, the aforementioned balance can be used, free of tax, to offset future accounting losses and to increase share capital, or be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized.

Translation differences

The detail, by company, of translation differences net of taxes in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	Translation differences
	31/12/06	31/12/05
Codensa	82	116
Emgesa	59	85
Ampla	41	39
Cachoeira Dourada	38	39
Investluz/Coelce	33	27
Betania	25	33
Cien	20	24
Central Generadora Fortaleza	16	20
Bialystok	8	8
Pehuenche	7	19
Endesa Chile	(6)	(35)
Chilectra	(8)	(7)
Edesur	(8)	3
Enersis	(119)	(114)
Other subsidiaries in Chile	126	438
Other	13	34
TOTAL	327	729

Dividend

The 2006 interim dividend approved by the Board of Directors of Endesa, S.A. on 24 October 2006 amounts to EUR 0.5 gross per share, giving a total amount of EUR 529 million, which was deducted from the Parent’s equity at 31 December 2006. Also, the Company’s Board of Directors resolved on 30 March 2007 to propose to the shareholders at the Annual General Meeting to pay a final dividend for 2006 of EUR 1.14 gross per share, giving a total of EUR 1,207 million.

The 2005 interim dividend approved by the Board of Directors of Endesa, S.A. on 15 November 2005 amounted to EUR 0.305 gross per share, giving a total amount of EUR 323 million, which was deducted from the Parent’s equity at 31 December 2005. Also the Company’s shareholders approved at the Annual General Meeting on 25 February 2006 the payment of a final dividend for 2005 of EUR 2.095 gross per share on 3 July 2006, giving a total amount of EUR 2,218 million.

Treasury shares

As authorised by the shareholders at the General Meetings on 2 April 2004 and 27 May 2005, and to facilitate the liquidity of trading in its shares at particular times, in 2005 Endesa, S.A. acquired 250,613 treasury shares for an average price of EUR 17.91 per share and sold these same shares for an average price of EUR 18.51 per share.

No transactions involving treasury shares were performed in 2006.

At 31 December 2006 and 2005, Endesa did not hold any treasury shares.

Capital management

The Group’s capital management focuses on achieving a financial structure that optimises the cost of capital while maintaining a solid financial position. This policy makes it possible to make creating value for the shareholder compatible with access to financial markets at a competitive cost in order to cover both debt refinancing needs and investment plan financing needs not covered by the funds generated by the business.

The Board of Directors consider that evidence of fulfillment of the capital management targets set is provided by the maintenance of the long-term rating of A and a gearing ratio not exceeding 140%, taken to be the result of dividing net financial liabilities by equity.

At 31 December 2005 and 2006, the Group was achieving both parameters, as shown below:

Long-Term Rating
	31/12/06	31/12/05
Fitch	A+	A+
Moody’s	A3	A3
Standard & Poor’s	A	A

	Gearing Ratio
	Millions of Euros
	31/12/06	31/12/05
Net financial liabilities:	19,840	18,281
Non-current bank borrowings and other financial liabilities	20,487	18,587
Current bank borrowings and other financial liabilities	629	2,450
Cash and cash equivalents	(965)	(2,614)
Derivatives recognized as financial assets (Note 10)	(311)	(142)
Equity:	15,936	16,327
Of the Parent	11,291	11,590
Of minority interests	4,645	4,737
Gearing ratio	124.5%	119.97%

Restrictions on the distribution of funds by subsidiaries

Certain Group companies have clauses in their financing contracts that have to be met in order to be able to distribute profits to shareholders. At 31 December 2006 and 2005, the assets of the companies subject to these restrictions amounted to EUR 259 million and EUR 258 million, respectively.

In certain cases, ENDESA is subject to the prior administrative authorization system of the CNE provided by Additional Provision Eleven, Three. 1.14 of Oil and Gas Industry Law 34/1998, of 7 October.

The new wording of the aforementioned Additional Provision Eleven was established by Royal Decree-Law 4/2006, of 24 February, modifying function 14 of the CNE. This function establishes that the CNE is responsible for authorizing the acquisition of ownership activities in entities formed under the Spanish Commercial Code by companies engaging in regulated activities. The new wording provided by Royal Decree-Law 4/2006 broadens this function to encompass also:

•       Companies that engage in activities that are subject to administrative control which implies a special discipline relationship (nuclear power plants, coal-fired plants of particular significance for the consumption of Spanish coal, island and non-mainland electricity systems, natural gas storage or natural gas transmission through international gas pipelines with Spain as the end destination).

•       Any player that wishes to acquire an ownership interest of 10% or more, or an ownership interest that provides significant influence, in a company that, itself or through other companies in its group, engages in any of the aforementioned activities.

•       The direct acquisition of the assets required to carry on those activities.

Authorization may be rejected for any of the following reasons:

•       The existence of direct or indirect significant risks or adverse effects on the aforementioned activities.

•       Protection of the general interest in the energy industry and, in particular, the guarantee that the industry policy objectives will be adequately safeguarded. Strategic assets are identified: basic gas system, international gas pipelines, transmission facilities, island and non-mainland electricity systems, nuclear power plants and coal-fired plants of particular significance for the consumption of Spanish coal.

•       Inability to adequately carry on the activities covered by this function due to the performance by the acquiring party or the acquired party of other activities of a different type.

•       Any other public security issue and, in particular, security and quality of supply, or involving safeguards against a risk of insufficient investment in, or maintenance of, infrastructures.

It is established that these rules will apply to transactions pending execution at the date on which they come into force, unless authorization has already been obtained pursuant to function 14.

However, the European Commission decided to take Spain to the Court of Justice of the European Communities because it considers that these new powers of the CNE constitute unjustified restrictions on the free movement of capital and the freedom of establishment that infringe the provisions of the EC Treaty (Articles 56 and 43, respectively).

13.2. Equity: Of minority interests

The main changes in this heading as a result of transactions performed in 2006 and 2005 are explained below:

•       In 2005 there was an addition of EUR 137 million as a result of the sale of 5.33% of the investment in Endesa Italia, S.p.A. This sale gave rise to a gain of EUR 24 million, which was recognized under “Income from Sale of Assets” in the consolidated income statement (see Note 23).

•       In 2006 Teverola and Ferrara, among other companies, started to be fully consolidated, which gave rise to an addition of EUR 23 million to “Equity—Of Minority Interests”.

•       In 2006 the balance of “Equity—Of Minority Interests” was reduced by EUR 90 million as a result of the acquisition of an additional investment of 4.28% in Teneguía Gestión Financiera, S.L., Soc. Com. (“Teneguía”).

In 2004, since IASs 32 and 39 were not applied, the preference shares amounting to EUR 1,500 million issued by the Group were recorded under this heading in the consolidated balance sheet. In 2005 they were classified as a liability under Non-Current Liabilities—Bank Borrowings and Other Financial Liabilities (see Note 16).

14.   Deferred income

The changes in “Deferred Income” in the accompanying consolidated balance sheet in 2006 and 2005 were as follows:

	Millions of Euros
	Grants and Fixed Charges for Connection	Emission Allowances (Notes 7 and 21)	Total
Balance at 31/12/04:	1,535	—	1,535
Inclusion/Exclusion of companies	4	—	4
Additions	601	374	975
Amount taken to income	(106)	(370)	(476)
Translation differences	25	—	25
Other	(1)	—	(1)
Balance at 31/12/05:	2,058	4	2,062
Inclusion/Exclusion of companies	5		5
Additions	516	354	870
Amount taken to income	(109)	(356)	(465)
Translation differences	(6)	—	(6)
Other	(24)	—	(24)
Balance at 31/12/06	2,440	2	2,442

15.   Long-term provisions

The detail of “Long-Term Provisions” in the consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	31/12/06	31/12/05
Provisions for pensions and similar obligations	808	826
Provisions for labor force restructuring costs	1,994	2,209
Other provisions	1,640	2,062
TOTAL	4,442	5,097

a)               Provisions for pensions and similar obligations

The Group’s employees in Spain included under the Framework Agreement dated 25 October 2000 are participants in the Endesa Group Employee Pension Plan. Most of the employees participate in defined contribution plans for retirement and defined benefit plans for disability and death of serving employees, as coverage for which the appropriate insurance policies have been taken out.

However, there are two large groups of employees (of a closed number in that no new employees can be included) who are not included in the general system described above:

1.                Electricity employees of the former Endesa: defined benefit pensions for retirement, disability and death, for both present and former employees. The predetermined nature of the benefits for retirement and their full coverage eliminate in full any risk relating thereto. The other benefits are also guaranteed through insurance contracts. Therefore, except as regards the death of retired employees, the monitoring required for this system does not differ significantly from that required for the mixed plans described above.

2.                Fecsa/Enher/HidroEmpordá employees: defined-benefit pension plan with annual salary increase rate tied to the increase in the CPI. This plan is treated exactly in the same way as a defined benefit system.

Also, there are certain benefit obligations to employees during their retirement, relating mainly to electricity supplies. These obligations have not been externalized and are covered by the related in-house provisions.

Outside Spain, there are defined benefit pension obligations, mainly in Brazil, although there are also certain obligation in Chile, Colombia, Italy and France. The other obligations are substantially all defined contribution obligations.

The assumptions used in calculating the actuarial liability in respect of uninsured defined benefit obligations at 31 December 2006 and 2005 were as follows:

	Spain		Other Countries
	2006	2005	2006	2005
Discount rate	4.0%	3.6%	4.0% / 12.9%	4.0% / 12.4%
Mortality tables	GRM/F 95	GRM/F 95	AT83 - RV84	UP94 / RV85
Expected rate of return on plan assets	4.5%	4.0%	10.2% / 14.0%	10.2% / 15.1%
Salary increase	2.30%	2.30%	2.0% / 6.3%	2.0% / 6.3%

Set forth below is information on the actuarial liabilities for the defined benefit obligations at 31 December 2006 and 2005 and on the changes therein in the two years:

	Millions of Euros
	2006	2005
Beginning actuarial liability	2,013	1,526
Finance costs	111	86
Current service costs	13	28
Benefits paid in the period	(110)	(76)
Actuarial (gains) losses	6	332
Translation differences	(2)	117
Ending actuarial liability	2,031	2,013

Of the total ending actuarial liability at 31 December 2006, 69% related to defined benefit obligations in Spain (31 December 2005: 69%) and 21% related to obligations in Brazil (31 December 2005: 19%).

Royal Decree 1556/2005 which approved the electricity tariff for 2006 established that from 1 January 2006 onwards, electricity supplied to employees of electric utilities would be paid for applying the general tariffs and access fees or tariffs. This legislative change represented an increase in the cost of the existing obligation to supply power to both present and former employees at a reduced price. The increase in the estimated cost required to cover this obligation led to an increase of EUR 249 million in the actuarial liability in 2005, and this amount is included in “Actuarial (Gains) Losses” in the foregoing table.

The movements in the market value of plan assets in 2006 and 2005 were as follows:

	Millions of Euros
	2006	2005
Beginning market value	1,187	1,055
Expected return	75	72
Contributions for the year	42	35
Payments	(54)	(39)
Actuarial losses or gains	30	9
Translation differences	(2)	55
Ending market value	1,278	1,187

Of the total market value of the plan assets at 31 December 2006, 75% related to assets in Spain (31 December 2005: 76%) and 25% related to assets in Brazil (31 December 2005: 24%).

The main categories of defined benefit plan assets, as a percentage of total assets, in 2006 and 2005 were as follows:

	%
	2006	2005
Shares	24	20
Fixed-income assets	71	75
Investment property and other	5	5
TOTAL	100	100

The defined benefit plan assets include shares of Endesa Group companies amounting to EUR 18 million at 31 December 2006 (31 December 2005: EUR 10 million) and transferable accounts receivable from the Group arising from the Rebalancing Plans approved by the Directorate-General of Insurance amounting to EUR 226 million at 31 December 2006 (31 December 2005: EUR 289 million). The defined benefit plan assets do not include properties or other assets used by Endesa.

The expected return on the plan assets was estimated taking into account the projections relating to the principal fixed-income and equity securities markets, and assuming that the various asset categories would continue to represent similar percentages of the total plan assets as in the preceding year. The actual return in 2006 was 5.7% in Spain and 20.9% in the other countries (2005: 4.0% in Spain and 18.9% in the other countries).

The detail of the balance included in the accompanying consolidated balance sheet as a result of the difference between the actuarial liability relating to defined benefit obligations and the market value of the plan assets is as follows:

	Millions of Euros
	2006	2005
Actuarial liability	2,031	2,013
Plan assets	1,278	1,187
Difference	753	826

The difference between the value of the actuarial liability and that of the plan assets at 31 December 2005 is included under “Long-Term Provisions—Provisions for Pensions and Similar Obligations”. However, in relation to the difference at 31 December 2006, EUR 808 million were classified under “Long-Term Provisions—Provisions for Pensions and Similar Obligations” on the liability side of the consolidated balance sheet and EUR 55 million were recognized under “Trade and Other Receivables” on the asset side of the consolidated balance sheet. The latter amount relates to the amount by which plan assets exceeded the actuarial liability under the pension plan for the employees in Spain, which is recoverable by the Group.

The detail of the balance included in the consolidated income statement in relation to defined benefit pension obligations is as follows:

	Millions of Euros
	2006	2005	2004
Current cost	(7)	(22)	(21)
Finance costs	(111)	(86)	(79)
Expected return on plan assets	75	72	53
TOTAL	(43)	(36)	(47)

The current cost allocated to the consolidated income statement does not include EUR 6 million in 2006, 2005 and 2004, of the current cost relating to pre-retired employees which had previously been recognized as a provision under “Provision for Labor Force Restructuring Costs” and which were transferred during the year to pension obligations.

Based on the best estimate available, the projected contributions to defined benefit plans in 2007 will amount to approximately EUR 78 million.

The sensitivity of the value of the actuarial liability for pensions to interest rate fluctuations of 100 basis points amounts to EUR 274 million in the case of an increase in rates and to EUR 328 million in the case of a drop in rates.

Contributions to defined contribution plans are recognized directly under “Staff Costs” in the consolidated income statement. EUR 62 million, EUR 46 millions and EUR 37 million were recognized in this connection in 2006, 2005 and 2004, respectively. Also, EUR 38 million, EUR 42 million and EUR 55 million were contributed in 2006, 2005 and 2004, respectively, which had previously been included under “Provisions for Labor Force Restructuring Costs”.

b)   Provisions for labor force restructuring costs

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

The changes in “Provisions for Labor Force Restructuring Costs” on the liability side of the consolidated balance sheet in 2006 and 2005 were as follows:

	Millions of Euros
	2006	2005
Beginning balance	2,209	2,233
Period provisions charged to income for the year:
Operating expenses	167	109
Financial loss	31	208
Amounts used:
Payments	(464)	(319)
Transfers and other	51	(22)
Ending balance	1,994	2,209

These liabilities relate substantially in full to the collective redundancy procedures undertaken by the Group companies in Spain. At 31 December 2006, there were basically three types of procedure in progress:

1)              Collective redundancy procedures approved by the former companies before the corporate restructuring in 1999.

The employees were entitled, based on the collective redundancy procedure approved at each company, to adhere to a pre-retirement plan between the ages of 50 and 55, in the period from 1998 to 2005, and an extension until 31 December 2007 was approved.

The total number of employees considered in this connection is 4,300, of whom 39 are still in the employ of the companies, despite having this right, since they have been retained at the request of the companies.

2)              Voluntary redundancy plan approved in 2000.

The Plan affects employees with at least ten years of service acknowledged at the group of companies affected at 31 December 2005.

Employees aged 50 or more at 31 December 2005 are entitled to adhere to a pre-retirement plan at the age of 60, of which they may avail themselves between the ages of 50 and 60, provided that there is an agreement between the employee and the company concerned.

For the Plan to apply to employees younger than 50 at 31 December 2005, the written request of the employee and the acceptance thereof by the company are required.

In February 2006 the Directorate-General of Employment modified the initial Resolution of this Plan so that the terminating effect thereof for both employees older and younger than 50 years of age could arise after 31 December 2005.

The total number of employees considered in this connection is 4,517, of whom 1,692 are currently in a situation of pre-retirement.

3)              New Mining Plans for 2006-2012.

The employees are entitled to adhere to the Plans on physically reaching 52 years of age or equivalent in 2006-2012, provided that at that date they have at least three years of service and eight years in a position with a reducing coefficient. Employees adhere to the Plans by mutual agreement between the employee and the company.

The total number of employees considered in this connection is 717, of whom 25 are currently in a situation of pre-retirement.

The economic conditions applicable to the employees who have availed themselves of these Plans are basically as follows:

•       The company will pay the employee, from the date of termination of his contract and until the first date on which retirement can be taken after the unemployment benefits have come to an end and, at the very latest, until the ex-employee in question, reaching retirement age, vests the right to a termination benefit in periodic payments based on his last annual salary payment, which is updatable on the basis of the annual increase in the CPI.

•       The unemployment benefits and subsidies received, as well as any other amounts of official benefits for pre-retirement received prior to the date of definitive retirement, are deducted from the resulting amounts.

The conditions applicable to employees who have not yet reached 50 years of age affected by the voluntary plan approved in 2000 consist of a termination benefit of 45 days’ salary per year of service plus an additional amount of 1 or 2 annual salary payments on the basis of the age of the employee in question at 31 December 2005.

The assumptions used for the actuarial calculation of the obligations arising under these collective redundancy procedures are as follows:

	2006	2005
Discount rate	4.0%	3.6%
Annual CPI growth	2.3%	2.3%
Mortality tables	GRM/F 95	GRM/F 95

Based on the best estimates available, the payments that are expected to be made in this connection in 2007 will amount to approximately EUR 293 million.

The sensitivity of the value of the actuarial liability for labor force restructuring plans to interest rate fluctuations of 100 basis points amounts to EUR 98 million in the case of an increase in rates and to EUR 107 million in the case of a drop in rates.

c)   Other provisions

The detail of the balance of “Other Provisions” on the liability side of the accompanying consolidated balance sheet and of the changes therein in 2006 and 2005 is as follows:

	Millions of Euros
	Provisions for Litigation, Termination Benefits, etc.	Provisions for Facility Closure Costs	Total
Balance at 31/12/05	1,650	412	2,062
Period provisions charged to income for the year:	(2)	20	18
Operating income	(7)	—	(7)
Finance costs	26	10	36
Other (income)/expenses	(21)	10	(11)
Period provisions charged to non-current assets	2	(12)	(10)
Amounts used:	(262)	(7)	(269)
Payments	(262)	(7)	(269)
Translation differences	(26)	—	(26)
Transfers and other	(78)	(57)	(135)
Balance at 31/12/06	1,284	356	1,640

	Millions of Euros
	Provisions for Litigation, Termination Benefits, etc.	Provisions for Facility Closure Costs	Total
Balance at 31/12/04	1,326	364	1,690
Period provisions charged to income for the year:	326	24	350
Staff costs	47	—	47
Finance costs	40	14	54
Other expenses	239	10	249
Period provisions charged to non-current assets	(2)	22	20
Amounts used:	(75)	(4)	(79)
Payments	(75)	(4)	(79)
Translation differences	102	—	102
Transfers and other	(27)	6	(21)
Balance at 31/12/05	1,650	412	2,062

Litigation and arbitration

At the date of preparation of these consolidated financial statements, the main lawsuits or arbitration proceedings involving the Group companies were as follows:

•       In 2002 EdF International (“EdF”) filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce against Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. seeking an order against Endesa Internacional, S.A. to pay EdF USD 256 million plus interest, and against the Repsol YPF Group to pay USD 69 million plus interest. Endesa Internacional, S.A., Repsol YPF, S.A. and YPF, S.A. filed a defense and counterclaim seeking an order for EdF to pay Endesa Internacional USD 58 million and YPF, S.A. USD 14 million. This dispute arose from the sale to the French EdF Group of the investments of YPF, S.A. and Endesa Internacional, S.A. in the Argentine companies Easa and Edenor. During 2006 the arbitration proceedings continued, all parties having filed their respective conclusions.

•       On 15 February 2001, the French subsidiary of Endesa Europa, Snet, executed an agreement with the Ministry of the Treasury of the Republic of Poland for the acquisition of shares of Elektrocieplownia Bialystok, S.A., under which it undertook, among other commitments, to make a number of investments in the tangible and intangible assets of the aforesaid company or of other Polish energy companies by August 31, 2006. The Ministry of the Treasury has demanded the payment of EUR 24 million, claiming that certain investments equal to said amount were not made, although Snet has rejected both the formal validity and the contents of the claim on various grounds.

•       There are five court proceedings in progress for an amount of over EUR 2 million against Endesa Distribución Eléctrica which could give rise to the obligation to settle various claims (damages resulting from forest fires in Cataluña; administrative penalty for power cuts in Barcelona; and a claim regarding the performance of an agreement for the construction of electricity facilities in the Canary Islands), for an aggregate amount of EUR 61 million.

•       Endesa, S.A. and Endesa Generación, S.A. brought action against Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. for the formalization of arbitration due to contractual breach of the economic terms stipulated in the agreement for the supply of natural gas dated 14 October 1998 detected by the auditor designated by the parties and due to the latter’s refusal to supply to power plants which, in the opinion of the former, were included in the agreement. In turn, Gas Natural SDG, S.A. and Gas Natural Comercializadora, S.A. brought action against Endesa, S.A. and Endesa Generación, S.A. for the formalization of arbitration with a view to seeking the voidness/resolution/amendment of the agreement due to the alteration of conditions in the gas market. The two arbitration procedures are currently in the process of setting up the arbitral tribunal and, accordingly, are pending the filing of complaints which specify and quantify the parties’ specific claims.

•       A cassation appeal filed by Endesa at the Supreme Court against a judgment of the National Appellate Court adjudging null and void the Order of 29 October 2002 regulating the costs of transition to competition (CTCs) for 2001, handed down in appeal for judicial review 825/2002 filed by Iberdrola, is currently being processed. Even if the judgment of the National Appellate Court is upheld, its enforcement is not expected to have a significant economic impact on the Company.

•       The Spanish State Auditing Agency issued an adverse report on certain grants received by Encasur, which, should it be confirmed by the competent instances, would result in a proceeding being brought for repayment of the grants amounting to approximately EUR 37 million.

•       Until 31 December 1996, Endesa and its subsidiaries were taxed for income tax purposes as part of the Consolidated Tax Group of Sociedad Estatal de Participaciones Industriales (“SEPI”).

The Spanish Corporation Tax Law provides that companies leaving the Consolidated Tax Group are entitled to take tax credits not used by the group to the extent that those companies contributed to the generation of the tax credits. Accordingly, the financial and tax inspection authorities issued preliminary reports to Endesa, S.A. and Unelco acknowledging the right of these companies to take the investment tax credits that they had generated from 1992 to 1996 from 1997 onwards.

However, subsequently, as a result of the inspection conducted at SEPI, the financial and tax inspection authorities took, in the preliminary report issued to the SEPI Group relating to 1996, all or some of the tax credits generated from 1992 through 1996 by the Endesa Group companies. On 14 June 2001 the Secretary of State for Finance handed down two separate decisions declaring the preliminary reports issued to Endesa and Unelco, in which their right to take the tax credits generated in the aforementioned years was acknowledged, to be injurious.

Proceedings for judicial review as a result of the aforementioned decisions were brought at the National Appellate Court, which dismissed the tax authorities’ claim. The government lawyer has filed a cassation appeal at the Supreme Court against the decision.

The financial and tax inspection authorities also issued preliminary assessments to Endesa disallowing its right to take the tax credits generated from 1992 through 1996. All these assessments have been adjudged to be null and void by the Central Economic-Administrative Tribunal.

Lastly, the National Appellate Court adjudged the preliminary assessment issued to SEPI in relation to 1996, in which the tax credits were taken, to be null and void. A cassation appeal against the National Appellate Court’s decision has been filed at the Supreme Court.

•       The reform of the Local Finances Law amended, effective from 1 January 2003, the air, surface and subsoil charge for occupying the local public domain and included electricity retailers as parties liable for paying this charge, despite their not owning the electricity distribution systems occupying the local public domain. However, certain municipal councils are issuing assessments against Endesa Energía, S.A. for the payment of the charge relating to 2002 and prior years.

Although contradictory decisions have been handed down by the various High Courts regarding the applicability of the aforementioned assessments, the Supreme Court handed down a final decision on the dispute, ruling that electricity retailers are liable for paying this charge. The lawsuits total EUR 6 million, although the maximum contingency in this respect amounts to EUR 13 million.

•       The financial and tax inspection authorities completed their inspection of the income tax returns of the Consolidated Tax Group for 1998 through 2001, which resulted in a deficiency of EUR 66 million and interest of EUR 17 million for 1998, 2000 and 2001, and a tax refund of EUR 17 million for 1999.

The main item adjusted, which has been challenged by Endesa, S.A., is the taking of investment and domestic double taxation tax credits generated between 1993 and 1996, contested by the tax authorities based on their understanding that they had been taken by the SEPI Group.

•       ENDESA’s Brazilian subsidiary Ampla Energía e Servicios, S.A. (“Ampla”) won a claim filed against the Brazilian government arguing that Ampla did not have to pay contributions for the financing of the social security system (“Cofins”). This tax is levied on revenue from sales of electricity. The Court upheld the previous judgment and declared it final. In 1997 the Brazilian government filed an “Ação Rescisória,” a special proceeding for reviewing final judgments. The disputed amount is approximately EUR 195 million.

Also, in 2005 the Brazilian tax authorities notified Ampla of a tax assessment for EUR 187 million which has been appealed. The authorities consider that the special tax regime, under which interest received by subscribers of a Fixed Rate Notes issue made by Ampla in 1998 is exempt from tax in Brazil, is not applicable.

Ampla is involved in many other tax lawsuits for various taxes and items which together amount to approximately EUR 150 million.

•       In 2006 the Brazilian tax authorities questioned the tariff classification and the tax rate under which Endesa Fortaleza was taxed on the importation of certain items. The contingency, which involves assets subjects to the tax on importation and to the tax on industrialized projects, amounts to approximately EUR 41 million. The procedure is currently being disputed at first instance in the administrative jurisdiction.

•       Public Emergency and Regime Reform Law 25561, enacted by the Argentine authorities on 6 January 2002, rendered void certain terms of the concession agreement of the subsidiary Edesur. Law 25561 also required public service concession agreements to be renegotiated within a reasonable period of time in order to bring them into line with the new situation.

The failure to renegotiate the agreement prompted the Chilean corporate shareholders of Edesur, subsidiaries of Endesa, to file a request for arbitration in 2004 pursuant to the Treaty on the Promotion and Protection of Chilean and Argentinean Investments with the International Center for the Settlement of Investment Disputes (“ICSID”). The arbitration to defend the lawful rights of the shareholders of Edesur was being held in abeyance at the date of preparation of these consolidated financial statements. On 15 February 2006, the parties involved in the arbitration signed an agreement which was finally approved by the Argentine parliament and ratified by the Argentine government. The agreement stipulates the terms and conditions on which Edesur will be able to pursue its electricity distribution activities in the future.

•       In October 1997 the Chilean Superintendent’s Office of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) imposed a fine on Elesur S.A., at the time wholly owned by Endesa Internacional, S.A. (today owned by Enersis S.A. and merged with Chilectra S.A.) equal to

UF 100,000 (USD 3,500,000) for the presumed use of the insider information set forth in Clause Six of the Strategic Alliance executed with Enersis in August 1997.

Elesur filed a complaint against the fine and in November 2000 a judgment was handed down at first instance, accepting the complaint and rendering the fine null and void. The SVS filed an appeal and on 6 June 2006 the Court of Appeals of Santiago revoked the first instance judgment and, consequently, upheld the fine. Elesur has filed cassation appeals on form and on merit at the Supreme Court which are to be conducted and resolved by the Supreme Court in April or May 2007.

Should the Supreme Court reject the appeals and uphold the fine imposed by the SVS, we estimate that the adjusted amount payable would be approximately USD 10,000,000.

•       On 4 April 2006, Madrid Commercial Court number 3 resolved, at the request of Endesa, to grant injunctive relief on the takeover bid submitted by Gas Natural SDG, S.A. for all the share capital of Endesa, as well as on the effectiveness of the agreement between the former and Iberdrola, S.A. In an order dated 15 January 2007, the Madrid Provincial Appellate Court admitted the appeal filed by Gas Natural and lifted the injunctive relief granted by Madrid Commercial Court number 3. In accordance with the Civil Procedure Law, Endesa provided a bond for any damage or loss that could be occasioned to the companies affected by the relief. The bond amounts to EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.

•       In an order dated 28 April 2006 the Supreme Court granted injunctive relief on the agreement of the Council of Ministers dated 3 February 2006 approving, on certain conditions, the concentration resulting from the takeover bid of Gas Natural for all the share capital of Endesa. On 17 November 2006, Endesa filed an application for the amendment and, secondarily, lifting of the injunctive relief and, in an order dated 15 January 2007, the Supreme Court decided to lift the relief. At the appropriate time Endesa submitted an extension of the bond provided to Madrid Commercial Court number 3 for any damage or loss which could be occasioned to the companies affected by the relief, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.

The Board of Directors consider that the provisions recognized in the accompanying consolidated balance sheet cover adequately the risks relating to litigation, arbitration proceedings and other transactions described in this Note and, accordingly, they do not expect any liabilities additional to those recognized to arise.

In view of the nature of the risks covered by these provisions, it is not possible to determine a reasonable schedule for the related payments, if any.

16.   Bank borrowings and other financial liabilities

The detail of the non-current and current “Bank Borrowings and Other Financial Liabilities” at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	31/12/06		31/12/05
	Current	Non-Current	Current	Non-Current
Preference shares	—	1,430	—	1,419
Debt instruments and other liabilities	75	10,837	1,304	10,735
Bank borrowings	491	7,457	961	5,592
Other financial liabilities	63	763	185	841
Total bank borrowings and other financial liabilities	629	20,487	2,450	18,587

The detail, by currency and maturity, of the Group’s financial liabilities is as follows:

	Millions of Euros
	Balance	Current	Non-Current Maturity					Total
	at	Maturity					Subsequent	Non-
	31/12/06	2007	2008	2009	2010	2011	Years	Current
Euro	15,648	156	1,244	2,421	563	5,740	5,524	15,492
US dollar	2,886	127	650	446	152	133	1,378	2,759
Chilean peso/UF	446	0	1	1	109	3	332	446
Brazilian real	792	41	156	100	309	89	97	751
Other	1,344	305	133	225	49	152	480	1,039
TOTAL	21,116	629	2,184	3,193	1,182	6,117	7,811	20,487

	Millions of Euros
	Balance	Current	Non-Current Maturity					Total
	at	Maturity					Subsequent	Non-
	31/12/05	2006	2007	2008	2009	2010	Years	Current
Euro	13,484	1,192	716	320	1,947	5,227	4,082	12,292
US dollar	4,458	549	208	582	970	256	1,893	3,909
Chilean peso/UF	715	209	3	3	5	131	364	506
Brazilian real	687	200	72	158	61	94	102	487
Other	1,693	300	83	124	165	64	957	1,393
TOTAL	21,037	2,450	1,082	1,187	3,148	5,772	7,398	18,587

The detail, by currency, of these liabilities, taking into account the effect of derivatives on this classification, is as follows:

	Millions of Euros
	31/12/06	31/12/05
Euro	15,647	15,033
US dollar	2,409	3,044
Chilean peso	1,082	1,399
Brazilian real	867	640
Other	1,111	921
TOTAL	21,116	21,037

In 2006 and 2005 the financial liabilities bore average interest at 5.45% and 5.46%, respectively.

Preference shares:

In March 2003 Endesa Capital Finance LLC carried out an issue of preference shares totaling EUR 1,500 million with the following features:

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

Hedging debt

Of the Group’s debt in US dollars, at 31 December 2006, EUR 1,973 million relate to future cash flow hedges on the Group’s income from operations in Latin America tied to the US dollar (31 December 2005: EUR 2,187 million) (see Note 3-m).

The changes in 2006 and 2005 in “Equity—Asset and Liability Revaluation Reserves” as a result of exchange differences on this debt were as follows:

	Millions of Euros
	2006	2005
Balance of asset and liability revaluation reserves at beginning of year	110	57
Exchange differences recognized in equity	(26)	57
Allocation of exchange differences to income	(13)	(5)
Other	—	1
Balance of asset and liability revaluation reserves at end of year	71	110

Other matters

At 31 December 2006 and 2005, the Group companies had undrawn credit facilities totaling EUR 6,450 million and EUR 4,587 million, respectively. These facilities are securing the refinancing of the short-term debt presented under “Non-Current Liabilities—“Bank Borrowings and Other Financial Liabilities” in the accompanying consolidated balance sheet (see Note 3-n). The amount of these credit facilities, together with the current assets, sufficiently covers the Group’s short-term payment obligations.

Certain Group companies’ financial liabilities contain the covenants that are habitual in contracts of this nature.

Endesa, S.A., International Endesa, B.V. and Endesa Capital, S.A., which represent almost all the debt to third parties of the Group companies in Spain, do not have in their financing contracts any stipulations involving financial ratios that could lead to breach of contract and give rise to the early termination of the contracts.

As regards clauses relating to credit rating, at 31 December 2006, Endesa S.A. had arranged financial transactions amounting to EUR 771 million (31 December 2005: EUR 899 million) that might require additional guarantees or renegotiation in the event of a drop in the credit rating.

Most of the contracts governing indebtedness to third parties of the companies consolidated with Endesa’s renewable energies subsidiary, ECyR, and of certain Latin American subsidiaries include standard project finance clauses relating to the achievement of certain financial ratios. Also, they require that all the assets assigned to the projects be pledged to the creditors. The outstanding balance of the debt to third parties that includes clauses of this nature amounted to EUR 434 million at 31 December 2006 (31 December 2005: EUR 405 million).

The contracts governing a portion of the financial liabilities of Enersis and Endesa Chile contain cross default clauses in relation to some of their subsidiaries whereby if one of the subsidiaries were to default, under certain circumstances, on its payment obligations or other commitments, for amounts that individually amount to USD 30 million, this situation could lead to the early maturity of a significant part of the debt of Enersis and Endesa Chile. The contracts governing the debt of Endesa, S.A., International Endesa B.V. and Endesa Capital, S.A. do not include any cross default clauses in relation to the debt of the Enersis Group and Endesa Italia.

At 31 December 2006 and 2005, neither Endesa, S.A. nor any of its major subsidiaries were failing to comply with their financial or other obligations in such a way as might give rise to the early maturity of their financial liabilities.

Endesa and its subsidiaries have loans or other financial agreements with banks repayment of which could be brought forward if E.On acquired control over Endesa as a result of its takeover bid for Endesa shares. Bank loans totalling approximately USD 176 million would become repayable early if there were a change of control at Endesa, and a further EUR 493 million of derivatives could mature early if, as a result of a change of control, Endesa’s credit rating were downgraded significantly.

The Board of Directors consider that the existence of these clauses will not change the current/non-current classification in the accompanying consolidated balance sheet.

The fair value of the Group’s gross financial liabilities at 31 December 2006 and 2005 was EUR 21,581 million and EUR 21,589 million, respectively.

17.   Risk management policy

The Endesa Group is exposed to certain risks which it manages by applying risk identification, measurement, concentration limitation and oversight systems.

The main principles defined by the Endesa Group when establishing its policy for the management of the principal risks, which did not change significantly in 2006 and 2005, are as follows:

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

The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the cost of the debt over several years with reduced income statement volatility.

Based on the Endesa Group’s estimates and debt structure targets, hedging transactions are carried out by arranging derivatives that mitigate these risks.

The detail of the interest rate risk structure, distinguishing between risk tied to fixed and protected interest rates and risk tied to floating interest rates and taking into account the derivatives arranged, is as follows:

	Net Position
	31/12/06	31/12/05
	(Millions of Euros)
Fixed or protected interest rate	12,954	16,251
Floating interest rate	6,886	2,030
TOTAL	19,840	18,281

The reference interest rates for the borrowings arranged by the Endesa Group companies are mainly Euribor and US dollar Libor. In the case of the Latin American currencies, the borrowings are generally tied to the local indexes customarily used in the banking industry.

Foreign exchange risk

The foreign exchange risk relates mainly to the following transactions:

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

Liquidity risk

The Group’s liquidity policy consists of the arrangement of committed long-term credit facilities and current financial assets for an amount sufficient to cater for the projected needs for a given period based on the status and expectations of the debt and capital markets.

Credit risk

The Group is not exposed to significant credit risk, since the average period for making collections from customers is very short, a significant portion of the loans are granted to employees and related companies, and cash placements are made and derivatives are arranged with highly solvent entities.

Cash placements are made and derivatives are arranged by Endesa with entities with high credit ratings and there is no high risk concentration with any single counterparty. At the end of 2005 and 2006, and taking as the base market values:

•       More than 90% of the transactions were being performed with entities with a credit rating of A- or higher, or an equivalent internal rating calculated in accordance with best market practices.

•       No one counterparty accounted for more than 20% of the total credit risk.

The credit risk associated with the commodities included within the scope of IAS 39 is also limited because the counterparties with which Endesa trades are highly prestigious top-level Spanish and international entities. At the end of 2005 and 2006, and taking as the base market values:

•       More than 80% of the transactions were being performed with entities with a credit rating of A- or higher, or an equivalent internal rating calculated in accordance with best market practices.

•       No one counterparty accounted for more than 20% of the total credit risk relating to financial instruments.

Endesa takes certain additional precautions, including:

•       An analysis of the risk associated with each counterparty when there is no external credit rating.

•       Guarantees are requested when deemed appropriate.

Risk measurement

The Endesa Group measures the Value at Risk of its debt and derivative positions in order to guarantee that the risk assumed by the Company remains consistent with the risk exposure defined by management, thereby reducing the volatility of the consolidated income statement.

The portfolio of positions included for the purpose of the current Value at Risk calculations is made up of:

•       Debt and financial derivatives.

•       Energy derivatives.

The Value at Risk calculated represents the possible decline in value of the portfolio of positions described above in a time period of one day with a confidence level of 95%. For this purpose, a study has been performed of the volatility of the risk variables that affect the value of the portfolio of positions, including:

•       Euribor.

•       US dollar Libor.

•       In the case of borrowings in Latin American currencies, the local indexes customarily used in the banking industry.

•       The exchange rates of the various currencies included in the calculation.

•       Commodity prices (electricity, fuel, CO2).

The calculation of the Value at Risk is based on the generation of possible future scenarios (one day ahead) of the spot and forward market values of the risk variables using Monte Carlo methodologies. The number of scenarios generated ensures fulfillment of the convergence criteria of the simulation. For the simulation of the future price scenarios the matrix of volatilities and correlations among the various risk variables calculated on the basis of the historical record of logarithmic price returns was used.

Once the price scenarios have been generated, the fair value of the portfolio is calculated with each of the scenarios, obtaining a distribution of possible one-day values. One-day Value at Risk with a confidence level of 95% is calculated as the percentile of 5% of the possible increases in the fair value of the portfolio at one day. This format coincides with that with which the Value at Risk of energy trading portfolios is reported.

The various debt and derivative positions included in the calculation were measured on a basis consistent with the methodology used to calculate the Capital at Risk reported to management.

Taking into account the aforementioned assumptions, the Value at Risk of the positions discussed above broken down by business and type of position is as follows:

	Millions of Euros
	31 December 2006				31 December 2005
	Spain and Portugal	Rest of Europe(*)	Latin America	Total	Spain and Portugal	Rest of Europe(*)	Latin America	Total
Financial positions	65	1	33	54	112	4	28	132
Energy derivatives	—	37	NA	37	1	44	NA	45
TOTAL	65	38	33	91	113	48	28	177

(*)          In the case of the rest of Europe, a large proportion of the energy derivatives arranged are electricity sales in Italy to the Sole Buyer, structured as financial transactions. The aforementioned Value at Risk in no way reflects the variability of the expected results, since as mostly hedging derivatives are involved, the reported VaR is largely offset by opposite positions in the physical assets hedged, which are not included in the calculation.

The Value at Risk positions changed in 2006 on the basis of the maturity/arrangement of transactions as the year progressed.

18.          Derivative financial instruments

Endesa, applying the risk management policy described above, uses mainly interest rate, foreign exchange and commodity price hedging derivatives.

The Company classifies its hedges into three categories:

•       Cash flow hedges: which hedge the cash flows on the hedged underlying.

•       Fair value hedges: which hedge the fair value of the hedged underlying.

•       Other hedges: hedges which, because they do not meet the requirements established by IFRSs, cannot be designated as cash flow or fair value hedges.

The Group has not arranged any hedges of net investments in foreign operations.

The detail of the balances at 31 December 2006 and 2005 reflecting the valuation of the derivative financial instruments at those dates is as follows:

	Millions of Euros
	31/12/06		31/12/05
	Assets	Liabilities	Assets	Liabilities
Interest rate hedges	275	51	254	183
Foreign exchange hedges	2	383	26	309
Commodity price hedges	16	31	23	42
Derivatives not designated as hedging instruments	68	37	74	85
TOTAL	361	502	377	619

The detail, by maturity, of the notional and/or contractual amounts of the derivatives outstanding at the Group and of their fair value at 31 December 2006 and 2005 is as follows:

	31/12/06
	Millions of Euros
		Notional Amount
Derivatives	Fair Value	2007	2008	2009	2010	2011	Subsequent Years	Total
Interest rate hedges:
Cash flow hedges	33	478	402	243	109	211	4,850	6,293
Swaps	28	392	203	126	79	111	3,350	4,261
Options	5	48	108	33	—	100	1,500	1,789
Other	—	38	91	84	30	—	—	243
Fair value hedges	190	30	—	305	50	—	758	1,143
Swaps	190	30	—	305	50	—	758	1,143
Foreign exchange hedges:
Cash flow hedges	(332)	57	234	—	—	36	1,633	1,960
Swaps	(332)	38	223	—	—	36	1,633	1,930
Futures	—	19	11	—	—	—	—	30
Fair value hedges	(49)	9	8	326	6	6	27	382
Swaps	(49)	9	8	326	6	6	27	382
Commodity price hedges:
Cash flow hedges	(15)	1,317	96	66	51	24	45	1,599
Foreign exchange hedges:	(16)	728	55	27	41	14	41	906
Futures	(10)	377	47	27	41	14	41	547
Other	(6)	351	8	—	—	—	—	359
Fuel	(1)	394	41	39	10	10	4	498
Swaps	(1)	188	—	—	—	—	—	188
Other	—	206	41	39	10	10	4	310
Electricity	2	195	—	—	—	—	—	195
Swaps	3	17	—	—	—	—	—	17
Other	(1)	178	—	—	—	—	—	178
Other derivatives:
Interest rate	25	238	33	1,556	92	100	68	2,087
Swaps	25	238	33	1,556	92	100	68	2,087
Foreign exchange	5	589	48	27	40	13	38	755
Swaps	(1)	1	1	—	—	—	—	2
Options	(2)	165	—	—	—	—	—	165
Futures	8	423	47	27	40	13	38	588
Commodity price	—	683	9	2	—	—	—	694
Swaps	(1)	288	9	1	—	—	—	298
Other	1	395	—	1	—	—	—	396

	31/12/05
	Millions of Euros
		Notional Amount
Derivatives	Fair Value	2006	2007	2008	2009	2010	Subsequent Years	Total
Interest rate hedges:
Cash flow hedges	(172)	728	382	315	528	202	5,033	7,188
Swaps	(175)	626	335	207	445	169	3,433	5,215
Options	3	2	14	—	—	—	1,600	1,616
Other	—	100	33	108	83	33	—	357
Fair value hedges	243	958	67	174	550	140	77	1,966
Swaps	243	958	67	174	550	140	77	1,966
Foreign exchange hedges:
Cash flow hedges	(269)	200	41	131	321	3	1,589	2,285
Swaps	(268)	200	38	129	319	—	1,589	2,275
Other	(1)	—	3	2	2	3	—	10
Fair value hedges	(15)	49	—	—	—	—	22	71
Swaps	(15)	49	—	—	—	—	22	71
Commodity price hedges:
Cash flow hedges	(17)	1,511	22	—	—	—	—	1,533
Swaps	—	31	—	—	—	—	—	31
Futures	(2)	168	15	—	—	—	—	183
Other	(15)	1,312	7	—	—	—	—	1,319
Other derivatives:
Interest rate	28	311	235	30	1,705	—	150	2,431
Swaps	28	240	235	30	1,705	—	150	2,360
Other	—	71	—	—	—	—	—	71
Foreign exchange	(40)	85	9	1	—	—	—	95
Swaps	(40)	85	9	1	—	—	—	95
Fuel	—	—	3	—	—	—	—	3
Electricity	1	222	—	—	—	—	—	222

The notional contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since these amounts only constitute the basis on which the derivative settlement calculations were made.

19.          Trade and other payables

The detail of “Trade and Other Payables” at 31 December 2006 and 2005 is as follows:

	Millions of Euros
	31/12/06	31/12/05
Trade payables	4,763	5,683
Tax liabilities	957	984
Income tax	600	460
Other taxes	357	524
Other payables	1,796	1,291
TOTAL	7,516	7,958

The average supplier payment periods were 72 days in 2006 and 73 days in 2005 and, therefore, the fair value of trade and other payables approximates their carrying amount.

20.          Tax matters

Endesa, S.A. heads a Group that files consolidated corporation tax returns in Spain. The Consolidated Tax Group includes Endesa, S.A., as the Parent, and, as subsidiaries, the Spanish companies that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups. At 31 December 2006, the Consolidated Tax Group comprised 79 companies (31 December 2005: 58 companies), of which the most significant were Endesa, S.A., Endesa Generación, S.A., Gas y Electricidad Generación, S.A.U. (“Gesa Generación”), Unión Eléctrica de Canarias Generación (“Unelco Generación”), Endesa Red, S.A., Endesa Distribución Eléctrica, S.L., Endesa Operaciones y Servicios Comerciales, S.L., Endesa Energía, S.A., Endesa Europa, S.A., Endesa Internacional S.A., Endesa Participadas, S.A. and Endesa Financiación Filiales, S.A.

The Group’s other subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

Set forth below are the reconciliation of the income tax resulting from the application of the standard tax rate in force in Spain to the profit before tax to the income tax expense recognized in the consolidated income statement and the reconciliation of this expense to the net income tax payable for 2006, 2005 and 2004:

	Millions of Euros
	2006	2005	2004
Consolidated profit before tax	4,805	4,547	2,013
Permanent differences	(53)	(713)	(338)
Adjusted profit	4,752	3,834	1,675
Tax rate	35%	35%	35%
Adjusted profit multiplied by tax rate	1,663	1,342	586
Effect of applying different tax rates	(155)	(101)	(61)
Tax credits taken to profit or loss	(245)	(451)	(173)
Current income tax expense in the consolidated income statement	1,263	790	352
Tax recognized directly in equity	40	(114)	30
Total current income tax expense	1,303	676	382
Changes in deferred taxes	(666)	(158)	(237)
Net income tax payable	637	518	145

The income tax expense recognized in the consolidated income statement for 2006 amounted to EUR 1,007 million. This amount includes the current income tax expense amounting to EUR 1,263 million shown in the foregoing table, which was reduced by EUR 256 million due to items that do not correspond to the current tax expense for the year. This amount relates mainly to the change in deferred taxes due to the recognition of tax credits totaling EUR 170 million recoverable at the Group’s Latin American companies as a result of corporate reorganization transactions, to the decision taken in 2006 by Endesa Italia to chose to apply the option to increase the tax base of its assets permitted under Italian legislation in its income tax return for 2005, which made it possible to recognize income of EUR 148 million, to the adverse effect of the change in tax rate in Spain amounting to EUR 137 million and to the reversal of provisions totaling EUR 75 million due mainly to the favorable outcome of certain lawsuits and tax contingencies (see Note 3-ñ).

The deferred taxes arose in 2006 and 2005 as a result of the following:

	Millions of Euros
Deferred Tax Assets	2006	2005
Depreciation and amortization charge	161	250
Provisions for pensions and collective redundancy procedures	1,245	1,486
Other provisions	360	491
Tax losses	326	178
Tax credit carryforwards	42	229
Asset revaluation for tax purposes in Italy	197	197
Other	333	629
TOTAL	2,664	3,460

	Millions of Euros
Deferred Tax Liabilities	2006	2005
Accelerated depreciation of assets for tax purposes	1,115	1,313
Other	536	539
TOTAL	1,651	1,852

The changes in 2006 and 2005 in “Deferred Tax Assets” and “Deferred Tax Liabilities” in the consolidated balance sheets were are as follows:

	Millions of Euros
	Deferred Tax Assets		Deferred Tax Liabilities
	2006	2005	2006	2005
Beginning balance	3,460	3,356	1,852	1,721
Inclusion/Exclusion of companies	—	(11)	—	2
Additions	1,213	1,721	209	255
Disposals	(1,803)	(1,733)	(461)	(257)
Translation differences	(24)	89	(51)	119
Other	(182)	38	102	12
Ending balance	2,664	3,460	1,651	1,852

The recovery of the deferred tax assets depends on the obtainment of sufficient taxable profits in the future. The Board of Directors consider that the projected taxable profits of the various Group companies amply cover the amounts required to recover these assets.

The detail at 31 December 2006 and 2005 of the prior years’ tax losses available for offset against future profits and the last years for offset are as follows:

Millions of Euros
Year	31/12/2006
2007	256
2008	1
2009	5
Subsequent years	1,761

Millions of Euros
Year	31/12/2005
2006	1
2007	334
2008	6
Subsequent years	1,817

The Endesa Group has not recognized the deferred taxes relating to undistributed profits of subsidiaries because the control that it exercises over them enables it to decide on the timing of the reversal thereof and, accordingly, these deferred taxes will probably not reverse in the near future. At 31 December 2006 and 2005, the total amount of these temporary differences was not material.

The Group companies in Spain have all years since 2003 open for review by the tax authorities for the main taxes to which they are subject, except for income tax, for which all years since 2002 are open for review. For the Group companies in the rest of Europe and Latin America, the open years are, in general, the last five years in Argentina, Brazil, Italy and Portugal, and the last four years in Chile and France.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to tax liabilities which cannot be objectively quantified at the present time. However, the Board of Directors consider that the liabilities that could arise in this connection would not have a material effect on the Group’s future earnings.

21.          Revenue

a)   Sales

The detail of “Sales” in the consolidated income statements for 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
Power sales	17,749	15,846	12,001
Services	1,888	1,662	1,508
TOTAL	19,637	17,508	13,509

b)   Other operating income

The detail of the other operating income in 2006, 2005 and 2004 is as follows:

	Millions of Euros
	2006	2005	2004
CO2 emission allowances (Note 14)	362	370	—
Grants related to income	19	23	24
Grants related to assets transferred to income for the year	109	106	46
Other current operating income	453	222	86
TOTAL	943	721	156

22.          Financial loss

The detail of “Financial Loss” in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2006	2005	2004
Finance income	338	224	213
Cash and cash equivalents	101	81	64
Income from financial assets	168	104	100
Other finance income	69	39	49
Finance costs:	(1,307)	(1,481)	(1,300)
Debt	(1,073)	(1,046)	(1,072)
Provisions	(102)	(277)	(153)
Measurement of derivatives	34	(23)	—
Other finance costs	(166)	(135)	(75)
Exchange differences:	30	5	(60)
Gains	137	243	127
Losses	(107)	(238)	(187)
Financial loss	(939)	(1,252)	(1,147)

The financial loss for 2004 does not include a cost of EUR 60 million relating to the preference shares because they were recognized in 2004 under Equity—Of Minority Interests in the consolidated balance sheet since IASs 32 and 39 were not applied in that year (see Notes 13.2 and 16).

23.          Income from asset disposals

The detail of “Income from Asset Disposals” in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2006	2005	2004
Equity investments:			—
Auna	196	1,273	—
NQF Gas	27	—	—
Musini	5	—	—
Sechilienne-Sidec	—	48	—
Endesa Italia S.p.A.	—	24	—
Nueva Nuinsa S.L	—	16	—
Lydec Lyonnaise des Eaux Casablanca	—	12	—
Cepm	—	7	—
Smartcom Pcs	—	(3)	—
Agbar	—	—	102
Senda Ambiental. S.A.	—	—	14
Netco Redes, S.A.	—	—	8
Enditel	—	—	(4)
Land in Palma de Mallorca (Notes 6 and 9)	185	—	—
Real estate and other assets, net	19	109	75
TOTAL	432	1,486	195

24.          Segment reporting

Basis of segmentation

In carrying on its business activities, the Group’s organization is articulated on the basis of giving priority to its core business, consisting of the generation, transmission, distribution and retailing of electricity, gas and the provision of related services, and establishes three major lines of business, each based on a geographical area:

•       Spain and Portugal, which are managed as an integrated market.

•       Rest of Europe.

•       Latin America.

Although within each geographical segment the Group considers there to be a single vertically integrated activity, for the purpose of endowing the segments in Spain and Portugal and Latin America with greater transparency, Generation and Distribution are treated as secondary segments, and the retailing activity associated therewith is included in each of them. In the case of the rest of Europe, the Group only has a presence in the Generation activity and in the retailing activity associated therewith.

Since the corporate organization of the Group basically coincides with that of the businesses and, therefore, of the segments, the basis of allocation established in the segment reporting presented below is based on the financial information of the companies making up each segment.

Also, in 2005 the Group had a fourth line of business called “Other Businesses” which included almost exclusively the equity investments in companies in the telecommunications industry, almost all of which were sold in 2005.

In the segment information presented below, the balances relating to “Other Businesses” were allocated among the three geographical segments, as appropriate. When the geographical segments were broken down into the secondary segments they were included in “Corporate Activities and Adjustments”.

	Millions of Euros
	2006				2005				2004
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
REVENUE	10,090	4,411	6,079	20,580	9,277	3,720	5,232	18,229	6,732	2,576	4,357	13,665
Sales	9,520	4,190	5,927	19,637	8,761	3,598	5,149	17,508	6,655	2,557	4,297	13,509
Other operating income	570	221	152	943	516	122	83	721	77	19	60	156
PROCUREMENTS AND SERVICES	(4,231)	(2,945)	(2,970)	(10,146)	(4,072)	(2,497)	(2,534)	(9,103)	(2,369)	(1,746)	(2,177)	(6,292)
Power purchased	(995)	(1,219)	(1,729)	(3,943)	(875)	(1,087)	(1,405)	(3,367)	(434)	(862)	(1,060)	(2,356)
Cost of fuel consumed	(2,143)	(1,447)	(407)	(3,997)	(2,057)	(1,189)	(332)	(3,578)	(1,547)	(817)	(360)	(2,724)
Transmission expenses	(365)	(10)	(363)	(738)	(273)	(10)	(368)	(651)	(189)	(31)	(300)	(520)
Other variable procurements and services	(728)	(269)	(471)	(1,468)	(867)	(211)	(429)	(1,507)	(199)	(36)	(457)	(692)
CONTRIBUTION MARGIN	5,859	1,466	3,109	10,434	5,205	1,223	2,698	9,126	4,363	830	2,180	7,373
Work on non-current assets	162	4	28	194	139	9	22	170	133	10	18	161
Staff costs	(1,062)	(149)	(397)	(1,608)	(1,049)	(161)	(337)	(1,547)	(993)	(115)	(285)	(1,393)
Other fixed operating expenses	(1,124)	(205)	(552)	(1,881)	(1,040)	(184)	(505)	(1,729)	(1,039)	(190)	(391)	(1,620)
GROSS PROFIT FROM OPERATIONS	3,835	1,116	2,188	7,139	3,255	887	1,878	6,020	2,464	535	1,522	4,521
Depreciation and amortization charge(*)	(1,130)	(270)	(500)	(1,900)	(1,005)	(269)	(502)	(1,776)	(1,042)	(165)	(468)	(1,675)
PROFIT FROM OPERATIONS	2,705	846	1,688	5,239	2,250	618	1,376	4,244	1,422	370	1,054	2,846
FINANCIAL LOSS	(392)	(56)	(491)	(939)	(664)	(64)	(524)	(1,252)	(545)	(62)	(540)	(1,147)
Net finance costs	(398)	(58)	(513)	(969)	(654)	(63)	(540)	(1,257)	(571)	(63)	(453)	(1,087)
Exchange differences	6	2	22	30	(10)	(1)	16	5	26	1	(87)	(60)
Result of companies accounted for using the equity method	53	1	9	63	54	9	4	67	57	10	12	79
Income from other investments	6	—	4	10	(4)	—	6	2	40	—	—	40
Income from asset disposals	410	1	21	432	1,391	84	11	1,486	193	—	2	195
PROFIT BEFORE TAX	2,782	792	1,231	4,805	3,027	647	873	4,547	1,167	318	528	2,013
Income tax	(756)	(157)	(94)	(1,007)	(572)	(104)	(114)	(790)	(137)	(114)	(101)	(352)
PROFIT FOR THE YEAR	2,026	635	1,137	3,798	2,455	543	759	3,757	1,030	204	427	1,661
PARENT	2,014	493	462	2,969	2,446	425	311	3,182	961	169	123	1,253
Minority Interests	12	142	675	829	9	118	448	575	69	35	304	408

(*)             In 2006, 2005 and 2004 impairment losses amounting to EUR 112 million, EUR 26 million and EUR 57 million, respectively, were recognized.

	Millions of Euros
	2006				2005
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
ASSETS
Non-current assets	26,330	6,068	13,982	46,380	25,295	5,692	14,755	45,742
Property, plant and equipment	19,758	3,872	10,084	33,714	18,176	3,572	10,565	32,313
Investment property	32	—	49	81	4	—	67	71
Intangible assets	660	66	78	804	720	74	69	863
Goodwill	61	1,653	2,272	3,986	148	1,471	2,659	4,278
Non-current financial assets	3,839	89	554	4,482	3,409	151	574	4,134
Investments accounted for using the equity method	407	81	161	649	378	78	167	623
Deferred tax assets	1,573	307	784	2,664	2,460	346	654	3,460
Current assets	3,924	1,171	2,613	7,708	6,097	1,145	2,381	9,623
Inventories	615	176	91	882	548	150	114	812
Trade and other receivables	2,669	803	1,387	4,859	3,124	805	1,305	5,234
Current financial assets	35	1	3	39	22	—	55	77
Current tax assets	430	59	471	960	471	63	330	864
Cash and cash equivalents	175	132	658	965	1,910	127	577	2,614
Non-current assets classified as held for sale	—	—	3	3	22	—	—	22
TOTAL ASSETS	30,254	7,239	16,595	54,088	31,392	6,837	17,136	55,365
EQUITY AND LIABILITIES
Equity	5,980	3,292	6,664	15,936	6,566	2,834	6,927	16,327
Of the Parent	5,936	2,333	3,022	11,291	6,447	1,979	3,164	11,590
Of minority interests	44	959	3,642	4,645	119	855	3,763	4,737
Non-current liabilities	19,513	2,757	7,737	30,007	18,337	2,704	7,589	28,630
Deferred income	2,185	116	141	2,442	1,799	148	115	2,062
Long-term provisions	3,407	274	761	4,442	3,865	342	890	5,097
Bank borrowings and other financial liabilities	13,043	1,643	5,801	20,487	11,719	1,390	5,478	18,587
Other non-current payables	444	427	114	985	407	503	122	1,032
Deferred tax liabilities	434	297	920	1,651	547	321	984	1,852
Current liabilities	4,761	1,190	2,194	8,145	6,489	1,299	2,620	10,408
Bank borrowings and other financial liabilities	(9)	163	475	629	1,219	23	1,208	2,450
Current trade and other payables	4,490	920	1,149	6,559	5,024	1,002	948	6,974
Current tax liabilities	280	107	570	957	246	274	464	984
TOTAL EQUITY AND LIABILITIES	30,254	7,239	16,595	54,088	31,392	6,837	17,136	55,365

Millions of Euros
2006				2005				2004
Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total

Gross profit before tax and minority interests	2,782	792	1,231	4,805	3,022	647	878	4,547	1,167	318	528	2,013
Depreciation and amortization charge	1,130	270	500	1,900	1,005	269	502	1,776	1,042	165	468	1,675
Income from asset disposals	(410)	(1)	(21)	(432)	(1,388)	(84)	(14)	(1,486)	(195)	—	—	(195)
Income tax	(165)	(244)	(326)	(735)	(138)	(241)	(271)	(650)	(15)	(3)	(182)	(200)
Provisions paid	(598)	(39)	(168)	(805)	(399)	(6)	(38)	(443)	(415)	(14)	(25)	(454)
Other results not giving rise to cash flows	(18)	(74)	2	(90)	341	1	123	465	381	45	153	579
Cash flows from operating activities	2,721	704	1,218	4,643	2,443	586	1,180	4,209	1,965	511	942	3,418
Change in income tax payable	(212)	(137)	27	(322)	(41)	210	172	341	(105)	(11)	100	(16)
Change in operating current assets/liabilities	(199)	(251)	7	(443)	(1,328)	186	(46)	(1,188)	(263)	(40)	549	246
Net cash flows from operating activities	2,310	316	1,252	3,878	1,074	982	1,306	3,362	1,597	460	1,591	3,648
Investments in property, plant and equipment and intangible assets	(2,363)	(298)	(884)	(3,545)	(2,302)	(364)	(581)	(3,247)	(1,430)	(336)	(496)	(2,262)
Other investments	(2,020)	(232)	(70)	(2,322)	(1,352)	(25)	(108)	(1,485)	(387)	182	(220)	425
Income from disposal of investments	2,145	117	130	2,392	3,266	364	72	3,702	600	15	77	692
Grants and other deferred income	349		43	392	298		14	312	147	—	12	159
Net cash flows from investing activities	(1,889)	(413)	(781)	(3,083)	(90)	(25)	(603)	(718)	(1,070)	(139)	(627)	(1,836)
Non-current bank borrowing drawdowns	2,898	845	1,485	5,228	1,287	1,174	569	3,030	405	168	790	1,363
Non-current bank borrowings and other financial liabilities repaid	(1,029)	(582)	(336)	(1,947)	427	(1,567)	(597)	(1,737)	441	(235)	(661)	(455)
Net cash flows from current bank borrowings and other financial liabilities	(1,712)	88	(1,131)	(2,755)	(1,497)	(375)	(494)	(2,366)	(851)	(227)	(642)	(1,720)
Other financing activities	—	—	—	—	—	—	—	—	44	—	—	44
Dividends of the Parent paid	(2,241)	(187)	(113)	(2,541)	(588)	(95)	(113)	(796)	(739)	—	—	(739)
Payment of dividends to minority interests	(72)	(62)	(259)	(393)	(9)	(28)	(420)	(457)	(73)	(4)	(119)	(196)
Net cash flows from financing activities	(2,156)	102	(354)	(2,408)	(380)	(891)	(1,055)	(2,326)	(773)	(298)	(632)	(1,703)
Total net cash flows	(1,735)	5	117	(1,613)	604	66	(352)	318	(246)	23	332	109
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	(36)	(36)	—	—	118	118	—	—	(22)	(22)
Net increase/decrease in cash and cash equivalents in the year	(1,735)	5	81	(1,649)	604	66	(234)	436	(246)	23	310	87
Cash and cash equivalents at beginning of year	1,910	127	577	2,614	1,306	61	811	2,178	1,552	38	501	2,091
Cash on hand and at banks	72	120	216	408	96	61	147	304	47	38	98	183
Other cash equivalents	1,838	7	361	2,206	1,210	—	664	1,874	1,505	—	403	1,908
Cash and cash equivalents at end of year	175	132	658	965	1,910	127	577	2,614	1,306	61	811	2,178
Cash on hand and at banks	160	28	134	322	72	120	216	408	96	61	147	304
Other cash equivalents	15	104	524	643	1,838	7	361	2,206	1,210	—	644	1,874

Electricity Business in Spain and Portugal
2006				2005				2004
Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total

REVENUE	8,700	2,166	(776)	10,090	8,140	1,944	(807)	9,277	5,506	1,862	(636)	6,732
Sales	8,272	2,016	(768)	9,520	7,740	1,824	(803)	8,761	5,461	1,762	(568)	6,655
Other operating income	428	150	(8)	570	400	120	(4)	516	45	100	(68)	77
PROCUREMENTS AND SERVICES	(4,846)	(187)	802	(4,231)	(4,761)	(138)	827	(4,072)	(2,937)	(88)	656	(2,369)
Power purchased	(1,130)	(4)	139	(995)	(1,017)	(2)	(144)	(875)	(495)	—	61	(434)
Cost of fuel consumed	(2,143)	—	—	(2,143)	(2,057)	—	—	(2,057)	(1,554)	(1)	8	(1,547)
Transmission expenses	(961)	—	596	(365)	(828)	(1)	556	(273)	(608)	(1)	420	(189)
Other variable procurements and services	(612)	(183)	67	(728)	(859)	(135)	127	(867)	(280)	(86)	167	(199)
CONTRIBUTION MARGIN	3,854	1,979	26	5,859	3,379	1,806	20	5,205	2,569	1,774	20	4,363
Work on non-current assets	16	127	19	162	7	116	16	139	13	108	12	133
Staff costs	(388)	(485)	(189)	(1,062)	(391)	(518)	(140)	(1,049)	(393)	(441)	(159)	(993)
Other fixed operating expenses	(772)	(510)	158	(1,124)	(678)	(515)	153	(1,040)	(664)	(540)	165	(1,039)
GROSS PROFIT FROM OPERATIONS	2,710	1,111	14	3,835	2,317	889	49	3,255	1,525	901	38	2,464
Depreciation and amortisation charge(*)	(680)	(431)	(19)	(1,130)	(571)	(410)	(24)	(1,005)	(628)	(390)	(24)	(1,042)
PROFIT FROM OPERATIONS	2,030	680	(5)	2,705	1,746	479	25	2,250	897	511	14	1,422
FINANCIAL LOSS	(159)	(180)	(53)	(392)	(241)	(250)	(173)	(664)	(186)	(181)	(178)	(545)
Net finance costs	(154)	(180)	(64)	(398)	(241)	(250)	(163)	(654)	(186)	(182)	(203)	(571)
Exchange differences	(5)	—	11	6	—	—	(10)	(10)	—	1	25	26
Result of companies accounted for using the equity method	50	3	—	53	41	3	10	54	45	1	11	57
Income from other investments	(2)	2	6	6	1	2	(7)	(4)	23	—	17	40
Income from asset disposals	21	261	128	410	—	106	1,285	1,391	—	48	145	193
PROFIT BEFORE TAX	1,940	766	76	2,782	1,547	340	1,140	3,027	779	379	9	1,167
Income tax	(568)	(230)	42	(756)	(401)	(138)	(33)	(572)	(166)	(85)	114	(137)
PROFIT FOR THE YEAR	1,372	536	118	2,026	1,146	202	1,107	2,455	613	294	123	1,030
Parent	1,374	531	109	2,014	1,144	199	1,103	2,446	612	291	58	961
Minority Interests	(2)	5	9	12	2	3	4	9	1	3	65	69

(*)                In 2006 impairment losses totaling EUR 108 million were recognized. (2005: EUR 0 million, 2004: EUR 0 million).

	Electricity Business in Spain and Portugal
	2006				2005
	Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total
ASSETS
Non-current assets	12,897	10,990	2,443	26,330	11,858	10,220	3,217	25,295
Property, plant and equipment	9,779	9,544	435	19,758	9,153	8,592	431	18,176
Investment property	—	29	3	32	—	4	—	4
Intangible assets	459	145	56	660	539	142	39	720
Goodwill	61	—	—	61	148	—	—	148
Non-current financial assets	1,565	419	1,855	3,839	841	379	2,189	3,409
Investments accounted for using the equity method	353	57	(3)	407	273	11	94	378
Deferred tax assets	680	796	97	1,573	904	1,092	464	2,460
Current assets	2,406	1,671	(153)	3,924	4,237	2,003	(143)	6,097
Inventories	590	25	—	615	534	19	(5)	548
Trade and other receivables	1,405	1,468	(204)	2,669	2,978	1,692	(1,546)	3,124
Current financial assets	8	5	22	35	8	2	12	22
Current tax assets	272	157	1	430	596	243	(368)	471
Cash and cash equivalents	131	16	28	175	121	25	1,764	1,910
Non-current assets classified as held for sale	—	—	—	—	—	22	—	22
TOTAL ASSETS	15,303	12,661	2,290	30,254	16,095	12,223	3,074	31,392
EQUITY AND LIABILITIES
Equity	4,297	1,932	(249)	5,980	4,448	1,733	385	6,566
Of the Parent	4,271	1,918	(253)	5,936	4,430	1,723	294	6,447
Of minority interests	26	14	4	44	18	10	91	119
Non-current liabilities	7,808	8,451	3,254	19,513	6,051	8,359	3,927	18,337
Deferred income	82	2,130	(27)	2,185	86	1,720	(7)	1,799
Long-term provisions	1,538	1,567	302	3,407	1,608	1,874	383	3,865
Bank borrowings and other financial liabilities	5,834	4,341	2,868	13,043	4,008	4,374	3,337	11,719
Other non-current payables	116	317	11	444	108	293	6	407
Deferred tax liabilities	238	96	100	434	241	98	208	547
Current liabilities	3,198	2,278	(715)	4,761	5,596	2,131	(1,238)	6,489
Bank borrowings and other financial liabilities	51	162	(222)	(9)	554	205	460	1,219
Current trade and other payables	2,814	1,980	(304)	4,490	4,424	1,838	(1,238)	5,024
Current tax liabilities	333	136	(189)	280	618	88	(460)	246
TOTAL EQUITY AND LIABILITIES	15,303	12,661	2,290	30,254	16,095	12,223	3,074	31,392

Electricity Business in Latin America
2006				2005				2004
Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total

REVENUE	2,668	3,949	(538)	6,079	2,297	3,476	(541)	5,232	1,936	2,912	(491)	4,357
Sales	2,659	3,832	(564)	5,927	2,284	3,419	(554)	5,149	1,947	2,862	(512)	4,297
Other operating income	9	117	26	152	13	57	13	83	(11)	50	21	60
PROCUREMENTS AND SERVICES	(1,228)	(2,338)	596	(2,970)	(1,063)	(2,048)	577	(2,534)	(816)	(1,839)	478	(2,177)
Power purchased	(435)	(1,891)	597	(1,729)	(328)	(1,684)	607	(1,405)	(231)	(1,381)	552	(1,060)
Cost of fuel consumed	(407)	—	—	(407)	(332)	—	—	(332)	(308)	(18)	(34)	(360)
Transmission expenses	(295)	(113)	45	(363)	(281)	(115)	28	(368)	(226)	(71)	(3)	(300)
Other variable procurements and services	(91)	(334)	(46)	(471)	(122)	(249)	(58)	(429)	(51)	(369)	(37)	(457)
CONTRIBUTION MARGIN	1,440	1,611	58	3,109	1,234	1,428	36	2,698	1,120	1,073	(13)	2,180
Work on non-current assets	—	28	—	28	—	22	—	22	—	18	—	18
Staff costs	(86)	(217)	(94)	(397)	(75)	(187)	(75)	(337)	(57)	(164)	(64)	(285)
Other fixed operating expenses	(124)	(381)	(47)	(552)	(107)	(365)	(33)	(505)	(125)	(279)	13	(391)
GROSS PROFIT/LOSS FROM OPERATIONS	1,230	1,041	(83)	2,188	1,052	898	(72)	1,878	938	648	(64)	1,522
Depreciation and amortization charge(*)	(258)	(234)	(8)	(500)	(270)	(221)	(11)	(502)	(216)	(248)	(4)	(468)
PROFIT/LOSS FROM OPERATIONS	972	807	(91)	1,688	782	677	(83)	1,376	722	400	(68)	1,054
FINANCIAL LOSS	(217)	(190)	(84)	(491)	(300)	(153)	(71)	(524)	(270)	(148)	(122)	(540)
Net finance costs	(260)	(186)	(67)	(513)	(305)	(146)	(89)	(540)	(258)	(106)	(89)	(453)
Exchange differences	43	(4)	(17)	22	5	(7)	18	16	(12)	(42)	(33)	(87)
Result of companies accounted for using the equity method	9	—	—	9	8	—	(4)	4	14	—	(2)	12
Income from other investments	—	—	4	4	(7)	—	13	6	—	—	—	—
Income from asset disposals	4	30	(13)	21	5	(1)	7	11	8	—	(6)	2
PROFIT/LOSS BEFORE TAX	768	647	(184)	1,231	488	523	(138)	873	474	252	(198)	528
Income tax	(192)	49	49	(94)	(52)	(140)	78	(114)	(89)	(69)	57	(101)
PROFIT/LOSS FOR THE YEAR	576	696	(135)	1,137	436	383	(60)	759	385	183	(141)	427
PARENT	410	632	(577)	465	279	306	(274)	311	226	167	(270)	123
Minority Interests	166	64	442	672	157	77	214	448	159	16	129	304

(*)                In 2006, 2005 and 2004 impairment losses totalling EUR -4 million, EUR 17 million and EUR 57 million, respectively, were recognized.

	Electricity Business in Latin America
	2006				2005
	Generation	Distribution	Corporate Activities and Adjustments	Total	Generation	Distribution	Corporate Activities and Adjustments	Total
ASSETS
Non-current assets	7,221	4,929	1,832	13,982	7,783	5,189	1,783	14,755
Property, plant and equipment	6,301	3,758	25	10,084	6,800	3,720	45	10,565
Investment property	—	—	49	49	—	—	67	67
Intangible assets	23	52	3	78	26	42	1	69
Goodwill	123	311	1,838	2,272	140	382	2,137	2,659
Non-current financial assets	372	327	(145)	554	388	724	(538)	574
Investments accounted for using the equity method	161	—	—	161	150	—	17	167
Deferred tax assets	241	481	62	784	279	321	54	654
Current assets	1,189	1,343	81	2,613	1,163	1,237	(19)	2,381
Inventories	32	24	35	91	47	28	39	114
Trade and other receivables	624	919	(156)	1,387	534	838	(67)	1,305
Current financial assets	—	3	—	3	67	68	(80)	55
Current tax assets	127	224	120	471	177	96	57	330
Cash and cash equivalents	406	173	79	658	338	207	32	577
Non-current assets classified as held for sale	—	—	3	3	—	—	—	—
TOTAL ASSETS	8,410	6,272	1,913	16,595	8,946	6,426	1,764	17,136
EQUITY AND LIABILITIES
Equity	3,277	2,368	1,019	6,664	3,467	2,448	1,012	6,927
Of the Parent	2,083	2,181	(1,242)	3,022	2,150	2,316	(1,302)	3,164
Of minority interests	1,194	187	2,261	3,642	1,317	132	2,314	3,763
Non-current liabilities	3,974	2,510	1,253	7,737	4,066	2,757	766	7,589
Deferred income	3	137	1	141	4	116	(5)	115
Long-term provisions	131	423	207	761	220	493	177	890
Bank borrowings and other financial liabilities	3,203	1,613	985	5,801	3,172	1,816	490	5,478
Other non-current payables	53	105	(44)	114	44	104	(26)	122
Deferred tax liabilities	584	232	104	920	626	228	130	984
Current liabilities	1,159	1,394	(359)	2,194	1,413	1,221	(14)	2,620
Bank borrowings and other financial liabilities	361	225	(111)	475	725	340	143	1,208
Current trade and other payables	566	851	(268)	1,149	441	674	(167)	948
Current tax liabilities	232	318	20	570	247	207	10	464
TOTAL EQUITY AND LIABILITIES	8,410	6,272	1,913	16,595	8,946	6,426	1,764	17,136

25.          Balances and transactions with related parties

Transactions between the Company and its subsidiaries, which are related parties, form part of the Company’s normal business activities and have been eliminated on consolidation. Therefore, they are not disclosed in this Note.

Significant shareholders

At 31 December 2006, the Company’s significant shareholders, understood to be those represented on the Company’s Board of Directors or those with an ownership interest of more than 20%, were Caja Madrid and Acciona, with ownership interests of 10% and 20%, respectively. At the date of preparation of these consolidated financial statements Acciona had an investment of 21% in the share capital of Endesa.

The noteworthy transactions carried out in 2006 with groups of companies whose parents are significant shareholders of Endesa, all of which were performed on an arm’s length basis, were as follows:

Significant Shareholder	Type of Transaction	Amount (Millions of Euros)
Caja Madrid	Credit lines and credit accounts	18
Caja Madrid	Guarantees	107
Caja Madrid	Pension plan custodian	1,177
Caja Madrid	Forward purchases and sales	44
Caja Madrid	Foreign exchange derivatives	93
Caja Madrid	Interest rate derivatives	1,976
Caja Madrid(3)	Placing agent	1,383
Caja Madrid	Project financing	7
Caja Madrid	Syndicated loan	37
Mapfre(1)(2)	Insurance policies	NA
Mapfre(1)(2)	Reinsurer of third-party liability and material loss insurance	NA
Mapfre(1)(2)	Externalized pension plan	72
Acciona Group(2)	Purchases of goods	6
Acciona Group(2)	Purchases of property, plant and equipment	12
Acciona Group(2)	Services	12

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

(3)          Caja Madrid acts as the placing bank.

The noteworthy transactions carried out in 2005 with significant shareholders, all of which were performed on an arm’s length basis, were as follows:

Significant Shareholder	Type of Transaction	Amount (Millions of Euros)
Caja Madrid	Credit lines and credit accounts	18
Caja Madrid	Guarantees and guarantee lines	135
Caja Madrid	Pension plan custodian	978
Caja Madrid	Interest rate derivatives	2,114
Caja Madrid	Foreign exchange derivatives	93
Caja Madrid	Forward purchases and sales	6
Caja Madrid	Project financing	76
Caja Madrid(3)	Placing agent	1,383
Caja Madrid	Syndicated loan	17
Mapfre(1)(2)	Insurance policies	NA
Mapfre(1)(2)	Insurer financing	86

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

The foregoing table does not include transactions with the Acciona Group because it was not a shareholder of Endesa in that year.

Associates and joint ventures

The transactions with associates and joint ventures relate mainly to loans granted, the balance of which at 31 December 2006, amounted to EUR 300 million (31 December 2005: EUR 269 million) (see Note 10) and to guarantees provided amounting to EUR 211 at the same date (31 December 2005: EUR 187 million).

At 31 December 2006, the main loan transactions related to the Atacama Gas Group (EUR 129 million), Ergosud (EUR 36 million), Megasa (EUR 35 million), Soprolif (EUR 11 million), E.E. Vale do Minho (EUR 10 million), Decosol (EUR 10 million) and Hidroeléctrica de Campodels (EUR 8 million). The guarantees provided relate to Elcogas (EUR 126 million), Planta Regasificadora de Sagunto (EUR 52 million) and Tirme (EUR 33 million).

At 31 December 2005, the main loan transactions related to Atacama Finance (EUR 147 million), Megasa (EUR 25 million), Emesa (EUR 24 million) and NQF Gas (EUR 8 million). The guarantees provided related to Elcogas (EUR 114 million), Planta Regasificadora de Sagunto (EUR 38 million) and Tirme (EUR 35 million).

Pension plans

At 31 December 2006 and 2005, the amounts payable to the Endesa Group Pension Plan in Spain as a result of the Rebalancing Plans approved by the Directorate-General of Insurance totalled EUR 226 million and EUR 289 million, respectively, and are recognized under “Bank Borrowings and Other Financial Liabilities” in the accompanying consolidated balance sheets.

Directors and senior executives

1. Remuneration of directors

Article 40, Remuneration, of the corporate bylaws states that “the remuneration of the directors comprises the following items: fixed monthly emolument and a share in the profits. The overall annual remuneration for all the directors in connection with the aforementioned items shall be one per mil of the profits of the consolidated Group, as approved at the Annual General Meeting, although the Board of Directors may reduce this percentage in the years that it sees fit. All without prejudice to the provisions of Article 40.3 in connection with attendance fees. The Board of Directors shall distribute the aforementioned amount between the items indicated above and among the directors in the form, time and proportion freely decided by it.

The members of the Board of Directors shall also receive fees for attending each session of the Company’s managing bodies and their committees. The amount of such attendance fee shall not exceed the amount that, pursuant to the foregoing, is determined as the fixed monthly emolument. The Board of Directors may, within that limit, establish the amount of the attendance fees.

The remuneration provided for in the preceding paragraphs, derived from membership of the Board of Directors, shall be compatible with such other professional or employment-related income as might correspond to the directors for any other executive or advisory functions that they might discharge for the Company other than the supervisory and collective decision-making functions discharged by virtue of their capacity as directors, which shall be subject to the legal regime applicable to them.

In accordance with Article 130 of the Spanish Companies Law, the remuneration relating to profit sharing shall only be received by the directors after the requisite appropriations to the legal and bylaw reserves have been made and after a minimum dividend of 4% has been declared for the shareholders. ”Therefore, the members of the Board of Directors of Endesa, S.A. received remuneration in their capacity as Company directors and for their membership, in certain cases, of Boards of Directors of subsidiaries, and the members of the Board of Directors who also discharge executive functions received their remuneration in this connection.

In 2006 the fixed monthly emolument for each director was EUR 4,006.74 gross and the fee for attending the meetings of the Board of Directors, Executive Committee, Appointments and Remuneration Committee and Audit and Compliance Committee amounted to EUR 2,003.37 gross each. The detail of the remuneration received by the members of the Board of Directors is as follows:

	Fixed Remuneration (Euros)
	2006		2005
	Fixed Emolument	Remuneration	Fixed Emolument	Remuneration
Manuel Pizarro Moreno(1)	48,081	1,249,200	48,081	1,200,000
Rafael Miranda Robredo(1)	48,081	1,124,280	48,081	1,080,000
Alberto Alonso Ureba	48,081		48,081	—
Miguel Blesa de la Parra	48,081		48,081	—
Rafael Español Navarro(4)	—	—	24,040	—
José María Fernández Cuevas	48,081		48,081	—
José Manuel Fernández Norniella	48,081		48,081	—
José Fernández Olano(4)	—	—	24,040	—
Rafael González-Gallarza Morales	48,081		48,081	—
Francisco Núñez Boluda(5)	8,013		48,081	—
José Luis Oller Ariño(4)	—	—	24,040	—
Juan Ramón Quintás Seoane(2)	—		—	—
Francisco Javier Ramos Gascón	48,081		48,081	—
Alberto Recarte García-Andrade(3)	48,081		28,047	—
Manuel Ríos Navarro	48,081		48,081	—
Juan Rosell Lastortras(3)	48,081		28,047	—
José Serna Masiá	48,081		48,081	—
Subtotal	584,985	2,373,480	657,105	2,280,000
TOTAL	2,958,465		2,937,105

(1)          At all the Endesa Group companies, the fixed remuneration of the Chief Executive Officer is 10% lower than that of the Chairman.

(2)          Waives entitlement to remuneration other than attendance fees and similar.

(3)          Have sat on the Board of Directors since 27 May 2005.

(4)          Have not formed part of the Board of Directors since 27 May 2005.

(5)          Has not formed part of the Board of Directors since 25 February 2006.

	Variable Remuneration (Euros)
	2006		2005
	Benefits	Remuneration	Benefits	Remuneration
Manuel Pizarro Moreno	39,667	1,640,963	14,806	829,323
Rafael Miranda Robredo(1)	39,667	1,431,187	14,806	711,272
Alberto Alonso Ureba	39,667	—	14,806	—
Miguel Blesa de la Parra(2)	—	—	—	—
Rafael Español Navarro(5)	16,528	—	14,806	—
José María Fernández Cuevas	39,667	—	14,806	—
José Manuel Fernández Norniella	39,667	—	14,806	—
José Fernández Olano(5)	16,528	—	14,806	—
Rafael González-Gallarza Morales	39,667	—	14,806	—
Francisco Núñez Boluda	39,667	—	14,806	—
José Luis Oller Ariño(5)	16,528	—	14,806	—
Juan Ramón Quintás Seoane(3)	—	—	—	—
Francisco Javier Ramos Gascón	39,667	—	14,806	—
Alberto Recarte García-Andrade(4)	23,139	—	—	—
Manuel Ríos Navarro	39,667	—	14,806	—
Juan Rosell Lastortras(4)	23,139	—	—	—
José Serna Masiá	39,667	—	14,806	—
Subtotal	492,532	3,072,150	192,478	1,540,595
TOTAL	3,564,682		1,733,073

(1)          The total variable remuneration of Rafael Miranda Robredo amounted to EUR 750,113 in 2005 and 1,484,241 in 2006, although EUR 38,841 and EUR 53,054, respectively, of “attendance fees of other companies” were discounted from these amounts.

(2)          Waives entitlement to remuneration other than the fixed emolument, attendance fees and similar.

(3)          Waives entitlement to remuneration other than attendance fees and similar.

(4)          Have sat on the Board of Directors since 27 May 2005.

(5)          Have not formed part of the Board of Directors since 27 May 2005.

	Attendance Fees (Euros)
	2006		2005
	Endesa	Other Companies	Endesa	Other Companies
Manuel Pizarro Moreno	130,219	—	106,179	—
Rafael Miranda Robredo	130,219	97,128	106,179	89,755
Alberto Alonso Ureba	130,219	—	104,175	—
Miguel Blesa de la Parra	108,182	—	94,158	—
Rafael Español Navarro(1)	—	—	34,057	31,778
José María Fernández Cuevas	138,233	—	106,179	21,136
José Manuel Fernández Norniella	124,209	37,633	96,162	43,118
José Fernández Olano(1)	—	—	32,054	30,288
Rafael González-Gallarza Morales	62,104	20,034	54,091	18,032
Francisco Núñez Boluda(2)	16,027	22,037	58,098	18,030
José Luis Oller Ariño(1)	—	—	36,061	11,019
Juan Ramón Quintás Seoane(3)	—	—	64,108	—
Francisco Javier Ramos Gascón	60,101	22,037	60,101	22,037
Alberto Recarte Gcía.-Andrade	56,094	20,034	24,040	8,013
Manuel Ríos Navarro	66,111	20,034	54,091	22,038
Juan Rosell Lastortras	38,064	30,594	20,034	2,400
José Serna Masiá	60,101	22,037	62,104	22,037
TOTAL	1,119,883	291,568	1,111,871	339,681

(1)          Have not formed part of the Board of Directors since 27 May 2005.

(2)          Has not formed part of the Board of Directors since 25 February 2006.

(3)          No attendance during the year.

	Other Remuneration (Euros)
	2006	2005
Manuel Pizarro Moreno	4,342	4,444
Rafael Miranda Robredo	21,608	21,014
Rafael Español Navarro(1)	—	7,021
TOTAL	25,950	32,479

(1)          Has not formed part of the Board of Directors since 27 May 2005.

	Advances and Loans (Euros)
	2006	2005
Rafael Miranda Robredo	375,379	435,379

These advances and loans were granted before the approval of the Sarbanes-Oxley Act in July 2002, and the terms and conditions thereof have not changed since that date. Of these amounts, EUR 92,802 in 2005 and EUR 32,802 in 2006 related to loans bearing interest at Euribor plus 0.5%.

	Pension Funds and Plans: Contributions (Euros)
	2006	2005
Manuel Pizarro Moreno	441,772	236,655
Rafael Miranda Robredo(1)	4,926,911	2,122,182

(1)          As a general rule, the Company has established a guarantee of future rights in respect of pensions and remuneration for employees reaching certain ages and years of service, i.e. entitlement to pre-retirement. Therefore, of the amount for 2005, EUR 1,389,000 relate to premiums paid to cover the outstanding pension obligations for future years for the Chief Executive Officer, as in the case of the other employees of the same age and with the same length of service. For 2006 the contributions amounted to EUR 4,321,190.

	Life Insurance Premiums (Euros)
	2006	2005
Manuel Pizarro Moreno	96,716	119,509
Rafael Miranda Robredo	43,270	85,206
Directors	129,680	120,798

Guarantees provided by the Company to directors

As far as remuneration is concerned, the Company provided guarantees for the Chief Executive Officer amounting to EUR 12,525,120 in 2006 (2005: EUR 10,369,336) and, to cater for future accruals, a guarantee of future remuneration rights, as in the case of the other employees of the same age and with the same length of service, i.e. entitlement to pre-retirement. These guarantees vary exclusively in relation to the amount of the annual remuneration, which generally entails an increase therein, and to the remaining period at the Company, which reduces the guarantees each year.

2.   Remuneration of senior executives

Remuneration of senior executives in 2005 and 2006

Identification of the senior executives who are not executive directors, and total remuneration earned by them in the year:

Senior Executives

Name	Position
Francisco Borja Acha Besga	Corporate Legal Counselling Manager
José Damián Bogas Gálvez(1)	General Manager for Spain and Portugal
Gabriel Castro Villalba	Corporate Communications Manager
Mª Isabel Fernández Lozano	Corporate Manager Assistant to the Corporate Services Manager
Ángel Ferrera Martínez(2)	Chairman of the Advisory Board of Unelco-Endesa Canary Islands
Amado Franco Lahoz	Chairman of the Advisory Board of Erz-Endesa Aragón
José Antonio Gutiérrez Pérez(1)	General Manager of Erz-Endesa Aragón
José Félix Ibáñez Guerra(1)(2)	General Manager—Mining
Pedro Larrea Paguaga	General Manager for Latin America
Héctor López Vilaseco	General Manager—Energy Management in Latin America
José Luis Marín López Otero(1)	General Manager of Endesa Red
Alberto Martín Rivals	Director / General Manager at Endesa France
José A. Martínez Fernández(1)	General Manager of Sevillana-Endesa Andalucía and Extremadura
Germán Medina Carrillo(1)	Corporate Human Resources Manager
Salvador Montejo Velilla	General Secretary and Secretary of the Board of Directors
Manuel Morán Casero	General Manager—Generation
Jesús Olmos Clavijo	General Manager for Europe
José Luis Palomo Álvarez(1)	Corporate Financial and Control Manager
Antonio Pareja Molina(1)	Corporate Services Manager
José María Plans Gómez(1)	Chairman of the Advisory Board and General Manager at Unelco-Endesa Canary Islands
José Luis Puche Castillejo	Corporate Audit Manager
Álvaro Quiralte Abelló	General Manager—Energy Management
Jaime Reguart Pelegrí(1)	General Manager of Gesa-Endesa Balearic Islands
Bartolomé Reus Beltrán	Chairman of the Advisory Board of Gesa-Endesa Balearic Islands
Luis Rivera Novo(1)(2)	General Manager for Latin America
Jorge Rosemblut Ratinoff	Chairman of Chilectra
José María Rovira Vilanova(1)	General Manager of Fecsa-Endesa Cataluña
Carlos Torres Vila	Corporate Strategy Manager
Javier Uriarte Monereo	General Manager—Retailing
Mario Valcarce Durán	Director and Chairman of Endesa Chile
Jaime Ybarra Llosent	Chairman of the Advisory Board of Sevillana Endesa Andalucía and Extremadura
Pablo Yrarrazabal Valdés	Chairman of Enersis
Rafael López Rueda	General Manager of Chilectra
Joaquín Galindo Vélez	Director / General Manager of Endesa Italia
Ignacio Antoñanzas Alvear	General Manager of Enersis
Rafael Mateo Alcalá	General Manager of Endesa Chile
Antón Costas Comesaña	Chairman of the Advisory Board of Fecsa-Endesa Cataluña

(1)          Covered by the system described in note (1) of the table “Other Benefits” shown below, with their specific terms and conditions.

(2)          Left the Company in 2006.

The detail of the remuneration relating to each of the persons in the foregoing table is as follows:

	Remuneration (Euros)
	At the Company		Due to Membership of Boards of Directors of Group Companies
	2006	2005	2006	2005
Fixed remuneration	11,127,746	10,243,457	—	—
Variable remuneration	7,972,783	5,819,157	—	—
Attendance fees	—	—	396,697	203,327
Bylaw-stipulated directors’ emoluments	—	—	—	—
Share options and other financial instruments	—	—	—	—
Other	1,791,027	527,577	—	—
TOTAL	20,891,556	16,590,191	396,697	203,327

	Other Benefits (Euros)
	At the Company		Due to Membership of Boards of Directors of Group Companies
	2006	2005	2006	2005
Advances	1,455,737	1,713,932	—	—
Loans	3,053,020	3,160,193	—	—
Pension funds and plans: contributions(1)	9,572,630	5,915,382	—	—
Pension funds and plans: obligations assumed	—	—	—	—
Life insurance premiums	676,717	793,901	—	—

(1)          The Company has established on an across-the-board basis for employees who meet certain requirements concerning age and length of service, i.e. entitlement to pre-retirement, a guarantee of future pension and remuneration rights. Therefore, the aforementioned figure for 2005, EUR 3,728,101, relates to premiums paid to cater for outstanding obligations for future years’ pensions for senior executives entitled to them, as in the case of the other persons affected who are of the same age and have the same length of service. The contributions for 2006 amounted to EUR 7,027,219.

Guarantees provided by the Company to senior executives

As regards remuneration, the Company provided guarantees for senior executives entitled to them totaling EUR 34,984,970 in 2006 (2005: EUR 36,779,976) to cater for future accruals, a guarantee of future remuneration rights, as in the case of the other employees of the same age and with the same length of service. These guarantees vary exclusively in relation to the amount of the annual remuneration, which generally entails an increase therein, and to the remaining period at the Company, which reduces the guarantees each year.

3.   Guarantee clauses: directors and senior executives

Guarantee clauses for cases of termination or changes of control.

These clauses are the same in all the contracts of the executive directors and senior executives of the Company and of its Group and, as can be observed from the reports requested by the Company, they are in line with standard practice in the market (*). They were approved by the Board of Directors following

(*)          To approximate market conditions, in the case of three of the aforementioned senior executives, the guarantee is one month and a half’s salary payment per year of service, for certain cases in which the executive leaves the Company’s employ.

the report of the Appointments and Remuneration Committee and provide for termination benefits in the event of termination of the employment relationship and a post-contractual non-competition clause.

The regime for these clauses is as follows:

Termination of the employment relationship:

•       By mutual agreement: termination benefit equal to three times the annual remuneration.

•       At the unilateral decision of the executive: no entitlement to termination benefit, unless the decision to terminate the employment relationship is based on the serious and culpable breach by the Company of its obligations, the position is rendered devoid of content, change in control or in the event of any of the other cases of remunerated termination provided for in Royal Decree 1382/1985.

•       As a result of termination by the Company: termination benefit equal to that described in the first point.

•       At the decision of the Company based on the serious willful misconduct or negligence of the executive in discharging his duties: no entitlement to termination benefit.

These conditions are alternatives to those derived from changes to the pre-existing employment relationship or the termination thereof due to pre-retirement for the CEO and senior executives.

Post-contractual non-competition clause:

Two years. As consideration, the executive is entitled to an amount equal to one annual fixed remuneration payment.

At 31 December 2006, there were 33 executive directors and senior executive beneficiaries.

4.   Other disclosures concerning the Board of Directors

In order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Endesa, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

	At 31 December 2006
Name of Director	Employer Identification Number of the Company in Question	Name of the Company in Question	% of Ownership	Position
Rafael Miranda Robredo	A 28294726	Enagás, S.A.	0.00055	None
Juan Ramón Quintás Seonae	A 48010615	Iberdrola, S.A.	0.00018	None
Francisco Javier Ramos Gascón	A 48010615	Iberdrola, S.A.	0.00030	None
	A 28005239	Unión Fenosa, S.A.	0.00033	None
	A 78003662	Red Eléctrica de España, S.A.	0.00028	None
	00811720580	Enel, S.p.A.	0.00004	None
José Serna Masiá	A 48010615	Iberdrola, S.A.	0.00091	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Manuel Ríos Navarro	00811720580	Enel, S.p.A.	0.00008	None
Miguel Blesa de la Parra	A 28294726	Enagás, S.A.	0.00035	None
	500697256	Energías de Portugal, S.A.	0.00027	None

	At 31 December 2005
Name of Director	Employer Identification Number of the Company in Question	Name of the Company in Question	% of Ownership	Position
Rafael Miranda Robredo	A 28294726	Enagás, S.A.	0.00079	None
Francisco Núñez Boluda	A 48010615	Iberdrola, S.A.	0.00013	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Juan Ramón Quintás Seonae	A 48010615	Iberdrola, S.A.	0.00018	None
Francisco Javier Ramos Gascón	A 48010615	Iberdrola, S.A.	0.00104	None
	A 28005239	Unión Fenosa, S.A.	0.00277	None
	A 78003662	Red Eléctrica de España, S.A.	0.00028	None
	00811720580	Enel, S.p.A.	0.00004	None
José Serna Masiá	A 48010615	Iberdrola, S.A.	0.00091	None
	A 28005239	Unión Fenosa, S.A.	0.00098	None
Manuel Ríos Navarro	00811720580	Enel, S.p.A.	0.00008	None

Also, pursuant to the aforementioned Law, there is no record that any members of the Board of Directors carry on, or carried on in 2006, activities, as independent professionals or as employees, that are identical, similar or complementary to the activity that constitutes the company object of Endesa, S.A.

In 2006 there were no cases of conflict of interest involving the directors, without prejudice to the abstentions recorded, even though no conflict existed and with a view to taking the utmost precaution, in the minutes of the meetings of the governing bodies of the Company.

5.   Share-based payment plans

To date, Endesa has not established any share-based payment or share option plans and, accordingly, neither the members of the Board of Directors nor the senior executives have received any remuneration in this connection.

26.   Guarantee commitments to third parties and other contingent assets and liabilities

Under current legislation in Spain and pursuant to Spanish Electricity System Law 54/1997, the Group is insured against third-party liability claims for nuclear accidents arising from the operation of nuclear plants up to EUR 150 million. Any loss or damage in excess of this amount would be governed by the international conventions entered into by the Spanish State. The nuclear power plants are also insured against damage to their installations and machinery breakdowns, with maximum coverage of EUR 700 million for each power plant.

At 31 December 2006 and 2005, the Group’s financial assets pledged as security for liabilities or contingent liabilities amounted to EUR 128 million and EUR 415 million, respectively.

At 31 December 2006 and 2005, items of property, plant and equipment amounting to EUR 1,150 million and EUR 971 million were securing fulfillment of the Group’s obligations.

At 31 December 2006, the Endesa Group had provided guarantees to third parties in connection with its business activities totaling EUR 211 million (31 December 2005: EUR 187 million).

On 27 February 2006, the Spanish National Securities Market Commission (CNMV) authorised the takeover bid of Gas Natural SDG, S.A. for all the shares of Endesa, S.A. and, although Gas Natural SDG, S.A. withdrew its bid on 1 February 2007, during its processing injunctive relief was granted by the Supreme Court and by Commercial Court No. 3 of Madrid, which was subsequently lifted in both cases. As a result of these rulings, Endesa had to provide a bond for the damage and loss that the injunctive relief might cause for the companies affected thereby. The guarantee provided in this connection for the two proceedings totaled EUR 1,000 million, although it should be noted that neither the bond nor its amount determine or imply the existence or amount of the possible liability that might arise from these processes.

At 31 December 2005, the Group was entitled to receive until 2010 remuneration for the transition to competition for a maximum amount of EUR 828 million. In 2006 Royal Decree-Law 7/2006 on the adoption of urgent measures in the energy industry repealed Transitional Provision Six of Electricity Industry Law 54/1997, of 27 November, on the costs of transition to competition (CTCs), which led to the disappearance of these costs. The elimination of the CTC mechanism did not have any effect on the Group’s financial statements, since they did not include any assets in this connection.

27.   Other disclosures

Fees paid to auditors

The detail of the fees for the services provided in 2006 and 2005 by the auditors of the financial statements of the various Group companies is as follows:

	Thousands of Euros
	2006			2005
	Principal Auditor		Other Auditors of Subsidiaries	Principal Auditor	Other Auditors of Subsidiaries
Audit of financial statements	10,628	(*)	2,269	7,050	1,596
Audits other than of the financial statements and other audit-related services	1,850		266	1,189	569
Other non-audit services	1,695		1,063	2,032	656
TOTAL	14,173		3,598	10,271	2,821

(*)          Including for the first time the fees for the audit of the financial reporting internal control model required by the Sarbanes-Oxley Act.

Headcount

The detail, by business and professional category, of the average headcount of the Endesa Group in 2006 and 2005 is as follows:

	Headcount
	2006	2005
Electricity business in Spain and Portugal	12,698	12,833
Electricity business in the rest of Europe	2,172	2,333
Electricity business in Latin America	12,078	12,105
Other businesses	—	23
TOTAL	26,948	27,294

	Headcount
	2006	2005
Executives	736	733
University graduates	6,541	6,457
Further education college graduates	6,395	6,455
Middle management	6,987	7,296
Clerical staff and manual workers	6,289	6,353
TOTAL	26,948	27,294

28.   Events after the balance sheet date

One condition of the takeover bid for all the shares of Endesa launched by E.On was that certain Articles of the corporate bylaws of Endesa, S.A. be amended.

In order to enable the shareholders to decide on the change in the corporate bylaws on which E. On made its bid conditional, the Company’s Board of Directors called an Extraordinary General Meeting on 20 March 2007 and resolved to pay a premium for attending the Meeting of EUR 0.15 per share.

On 6 March 2007, E.On eliminated from the conditions of the takeover bid the condition relating to the change of Endesa’s corporate bylaws and, therefore, the Board of Directors of Endesa decided to cancel the EGM.

Despite the cancellation of the EGM, the Board of Directors decided to pay the attendance premium to all the shareholders who, provided they met the conditions for being able to receive the attendance premium, had sent the Company the documentation that would have been required to attend the EGM. The number of shares for which the documentation required to be able to collect this amount represents 93.2% of the share capital and, therefore, EUR 148 million were paid to the shareholders in this connection.

On 27 February 2007, Enel S.p.A. (“Enel”) notified the CNMV that it had acquired shares representing 9.9% of the share capital of Endesa, S.A. within the framework of that company’s strategy to strengthen its position in the European electricity market. On 1 March 2007, Enel S.p.A. gave notice of the submission to the CNE and the competent bodies of the Ministry of Industry, Tourism and Trade of the application for authorization to acquire shares of Endesa representing more than 10% of its share capital up to a limit of 24.99%.

In March 2007 Enel notified the CNMV of the arrangement of derivatives contracts with UBS Limited and Mediobanca the underlying of which is a maximum number of Endesa shares representing 14.98% of the share capital of Endesa, S.A.

On 26 March 2007, Enel and Acciona, S.A. (“Acciona”) announced an agreement to gain joint control over the Company, which would require the launch of a joint takeover bid the verification of which is subject to certain conditions. The CNMV has declared that it will not authorize such a takeover bid until six months have elapsed from the settlement of the takeover bid of E.On, which was in progress at the date of preparation of these consolidated financial statements (see Note 13). Should E.On decide not to proceed with its bid, this period would not apply.

In February and March 2007 Endesa Chile exercised its pre-emption rights on third-party ownership interests of 5.5% in Costanera, 25% in Hidroinvest and 2.48% in Hidroeléctrica El Chocón. Following these acquisitions, the Endesa Internacional Group now has investments of 25.36% in Costanera and 23.52% in Hidroeléctrica El Chocón.

On April 2, 2007, E.On, Enel and Acciona announced that they had reached an agreement in the event that less that 50% of Endesa’s shareholders accepted the E.On tender offer. In such an event, E.On would formally withdraw its tender offer and Enel and Acciona would launch their tender offer for the ordinary shares and ADSs of Endesa. If the Enel/Acciona tender offer was successful and the two companies gained control of Endesa, Enel and Acciona would be required to sell certain Endesa assets to E.On.

On April 10, 2007, the CNMV announced that the E.On tender offer failed, as only 6.01% of Endesa’s shareholders accepted the tender offer and E.On did not waive the tender offer condition that the tender offer be accepted by at least 50.01% of Endesa’s share capital.

On April 11, 2007, Acciona and Enel announced a joint tender offer for all of the outstanding ordinary shares and ADSs of Endesa. The offer consists of €41.30 in cash for each ordinary share and ADS of Endesa.

On April 26, 2007, Spain’s Comisión Nacional de Energía authorized Enel Energy Europe, a company fully owned by Enel S.p.A., to increase its stake in Endesa share capital up to 24.99%.

As of the date, the tender offer is currently in the process of administrative authorizations.

29.           Transition from Spanish GAAP to International Financial Reporting Standards (IFRS)

Until 2004 the Group prepared its financial statements in accordance with the accounting principles and standards in force in Spain (“Spanish GAAP or Endesa’s Previous GAAP”). From 2005 onwards the Group is preparing its financial statements in accordance with the International Financial Reporting Standards adopted by the European Union, in conformity with Regulation (EC) No. 1606/2002 of the European Parliament and of the Council.

The figures for 2004 in these financial statements have been reconciled in order to present them in accordance with the same principles and criteria as those applicable to those for 2005, except for the fact that the Group applied the exception provided for in IFRS 1 making it possible not to apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) for the financial statements for 2004.

The conversion of the Spanish GAAP financial statements to IFRS involves applying these principles and criteria retrospectively, except in the following cases in which the Group decided to apply the exceptions provided for in IFRS 1:

•       It has opted not to apply IFRS 3 retrospectively to business combinations occurring before January 1, 2004, and to retain the goodwill recognized in accordance with Spanish GAAP.

•       The depreciated cost of the property, plant and equipment on January 1, 2004, as accepted in the Spanish GAAP financial statements, remained the depreciated cost of the assets that include asset revaluations made in accordance with the legislation in force in the countries in which certain Endesa Group companies operate that had been accepted in the Spanish GAAP financial statements.

•       The translation differences arising on or after January 1, 2004 were transferred to reserves.

The reconciliation of the equity on January 1, 2004, in accordance with Spanish GAAP and IFRS is as follows:

	Millions of Euros
	Equity of the Parent	Equity of Minority Interests	Total
Balance at 01/01/04 under Spanish GAAP	8,801	—	8,801
Inclusion of minority interests(a)	—	4,945	4,945
Recognition of goodwill in local currency(b)	(263)	(51)	(314)
Derecognition of deferred charges(c)	(247)	(9)	(256)
Equity accounting adjustments(e)	(189)	—	(189)
Provision for dismantling of assets(g)	(134)	—	(134)
Tax-related temporary differences(h)	(35)	(91)	(126)
Provision for major repairs(i)	39	—	39
Exchange gains(j)	57	—	57
Adjustment of other provisions to IFRS(k)	178	9	187
Other adjustments	(28)	(52)	(80)
Balance at 01/01/04 under IFRS	8,179	4,751	12,930

The reconciliation of the profit for 2004 and the equity on January 1, 2004, the date of transition to IFRS, and on December 31, 2004, between Spanish GAAP and IFRS is as follows:

	Millions of Euros
	Profit	Share Capital, Reserves and Translation Differences	Minority Interests	Total Equity
Balance at 31/12/04 under Spanish GAAP	1,379	8,098	(* )	9,477
Inclusion of minority interests(a)	—	—	5,711	5,711
Recognition of goodwill in local currency(b)	—	(263)	(51)	(314)
Derecognition of deferred charges(c)	23	(247)	(9)	(233)
Amortization of goodwill(d)	215	—	52	267
Equity accounting adjustments(e)	(26)	(189)	—	(215)
Adjustments for inflation(f)	(138)	—	(191)	(329)
Provision for dismantling of assets(g)	3	(134)	—	(131)
Tax-related temporary differences(h)	—	(35)	(93)	(128)
Provision for major repairs(i)	(15)	39	—	24
Exchange gains(j)	(35)	46	—	11
Adjustment of other provisions to IFRS(k)	(157)	178	(10)	11
Other adjustments	4	(18)	(4)	(18)
Balance at 31/12/04 under IFRS	1,253	7,475	5,405	14,133
Preference shares(l)	—	—	(1,500)	(1,500)
Measurement of derivatives(m)	—	(137)	(7)	(144)
Effect of companies accounted for using the equity method	—	(18)	—	(18)
Market value of publicly listed shares(n)	—	27	—	27
Derecognition of regulatory assets(o)	—	(64)	(67)	(131)
Balance at 01/01/05 under IFRS	1,253	7,283	3,831	12,367

(*)          Under Spanish GAAP, the balance of Minority Interests does not form part of Equity.

The main adjustments made to the consolidated financial statements for 2004 are as follows:

a) Inclusion of minority interests

Under Spanish GAAP, equity included only equity corresponding to the shareholders of the Parent. However, under IFRS equity includes the equity corresponding to the shareholders of both the Parent and the minority interests. Therefore, the balance of minority interests in the consolidated balance sheet of Endesa prepared in accordance with Spanish GAAP is included under the heading Equity in the IFRS consolidated balance sheet.

b) Recognition of goodwill in local currency

Under Spanish GAAP, goodwill is classified as an asset of the acquirer and, therefore, it is recognized in the acquirer’s functional currency. However, under IFRS, goodwill is deemed to be an asset of the company acquired.

Based on the above, Endesa had recorded a portion of the goodwill that arose on the acquisition of Latin American companies in euros; however, in accordance with IFRS, this goodwill must be recorded in local currency. Since these companies were acquired, the related local currencies have depreciated with respect to the euro and, accordingly, the value of the goodwill is lower under IFRS than under Spanish GAAP.

c) Derecognition of deferred charges

Under Spanish GAAP it is possible, under certain circumstances, to recognize as assets expenses such as deferred charges; however, under IFRS, expenses of this nature may not be capitalized. Therefore, in order to convert the Spanish GAAP consolidated financial statements of Endesa to IFRS, it was necessary to derecognize these capitalized expenses, which relate mainly to labor force restructuring costs to be recovered through costs of transition to competition (“CTCs”). Also, the capitalized debt arrangement expenses were deducted from the liability recognized in relation to this debt.

d) Amortization of goodwill

Under Spanish GAAP, goodwill must be amortized systematically over a maximum period of 20 years. Pursuant to Spanish GAAP, Endesa was amortizing goodwill over 20 years, since this was considered the average period over which this goodwill would be recovered.

IFRS does not consider that there is a systematic decline in value of goodwill and, therefore, it is not amortized. IFSR does require, however, a periodic analysis of its recoverability. This analysis was also required under Spanish GAAP. Therefore, the goodwill amortization charge recognized in 2004 was eliminated when the IFRS consolidated income statement was prepared.

e) Equity accounting adjustments

Under Spanish GAAP, a significant influence is considered to exist when 3% or more of a publicly listed company is held. Therefore, such companies could be accounted for using the equity method. However, under IFRS, in order to account for an investment using the equity method it is necessary to demonstrate that significant influence exists, which is presumed to be the case when an ownership interest of 20% or more is held.

In addition to the change in the companies accounted for under the equity method, the difference in the value of the investees accounted for by the equity method arose mainly as a result of the effect of the adjustments made at these companies in the conversion from Spanish GAAP to IFRS.

f) Adjustments for inflation

Under Spanish GAAP it was possible to retain adjustments for inflation at consolidated companies operating in countries whose accounting legislation permitted such adjustments.

Under IFRS, in order to make such adjustments for inflation the country in which the company operates must be hyperinflationary, based on the requirements contained in IFRS for countries to be classified as such.

The analysis performed disclosed that none of the countries in relation to which Endesa has been making adjustments for inflation, namely Chile, Colombia and Peru, qualify as hyperinflationary and, therefore, the adjustment for inflation made pursuant to Spanish GAAP in 2004 was reversed when the financial statements were converted to IFRS.

g) Provision for dismantling of assets

When it is foreseen that at the end of the useful life of an asset it will be necessary to incur asset dismantling expenses, IFRS require that these expenses be estimated and that the carrying amount of the assets be increased by the present value of these expenses and that the related provision be recorded. When these estimated expenses are included in the carrying amount of non-current assets, they are depreciated over the useful life of the assets. Endesa made these calculations to reconstruct the cost and accumulated depreciation of the assets from the date on which they became operational and made the corresponding adjustment when the Spanish GAAP financial statements were converted to IFRS.

h) Tax-related temporary differences

Under both Spanish GAAP and IFRS, deferred tax assets or liabilities must be recognized for the differences for tax and accounting purposes in the dates on which liability for the tax arises.

Under Spanish GAAP, in order to recognize deferred taxes there must have been a timing difference between the date of recognition for accounting purposes and the date of the related tax return. However, IFRS require the use of the balance sheet liability method, whereby any difference between the carrying amount and the tax base of an asset or liability gives rise to a deferred tax asset or liability that must be recognized. When Endesa’s financial statements were converted to IFRS, the adjustments required to comply with this requirement were included. In this adjustment it is not included the tax effect of the rest of the adjustments included in the reconciliation as they reflect the effect net of taxes.

i) Provision for major repairs

Under Spanish GAAP, provisions must be recorded for the scheduled periodic maintenance of generating facilities so that when the overhauls are carried out the cost thereof has already been recognized in the income statement and provisioned. Under IFRS such provisions may not be recognized, since it is not permitted to recognize expenses early or to recognize future liabilities and, therefore, the related costs are charged to income in the period in which they are incurred. Consequently, in the conversion of the consolidated financial statements prepared in accordance with Spanish GAAP to IFRS, these provisions were derecognized.

j) Exchange gains

Under Spanish GAAP, exchange gains may only be recognized in income when they have been realized. Until then they are classified as deferred income on the liability side of the balance sheet.

Under IFRS, both foreign exchange losses and exchange gains are recognized in income on an accrual basis. Therefore, when the Spanish GAAP financial statements were converted to IFRS, the liability recognized for unrealized exchange gains was eliminated.

k) Adjustment of other provisions

Under Spanish GAAP, the principle of prudence prevails over all other principles, making it possible to recognize provisions in accordance with the principle of prudence even if the probability of the risk materializing is less than 50% or in order to cover existing uncertainties.

Under IFRS, in order to be able to recognize a provision, it must be more likely than not that the risk will materialize and it must be possible to measure the risk with sufficient reliability.

Based on these differences, certain provisions recognized by Endesa in the balance sheet at December 31, 2003, under Spanish GAAP were not acceptable under IFRS. These include the provision for all the investment risk and direct and indirect loans relating to the Argentine companies. Since some of these provisions were reversed in 2004, the income recognized in accordance with Spanish GAAP in 2004 as a result of the reversal of the provisions did not constitute income for IFRS purposes because the provisions did not exist.

Elimination of extraordinary items

There are no extraordinary items in the IFRS income statement and, therefore, the extraordinary items recognized in the Spanish GAAP income statement must be reclassified to other headings based on their nature, which does not have an impact on the net profit, although it does affect the various margins in the income statement.

Netting off of power sales and purchases

Under IFRS, the income of the electricity distribution activity in Spain is recorded only for the regulated margin recognized for this activity, since the remainder of the income recognized under Spanish GAAP relates to the automatic charging of certain costs of the distributor, mostly power purchases.

Also, the sales to the wholesale market of the Group’s producer in Spain that are made in the same time band, and therefore at the same price, as the purchases made in that same market by the Group’s retailer are eliminated in accordance with IFRS and, accordingly, neither the income nor the expense is disclosed.

Under Spanish GAAP, based on the formal transactions performed, both the income and the expense are disclosed.

The effect of netting off these expenses and income disclosed in accordance with Spanish GAAP led to a reduction in the income under IFRS in 2004, although it did not have any effect on the net profit or on the various margins in the income statement.

Application of IASs 32 and 39

The main adjustments made at the beginning of 2005 on application of IASs 32 and 39 were as follows:

l) Preference shares

Under Spanish GAAP, since preference shares are shares of subsidiaries held by third parties, they are classified as minority interests. However, under IFRS, since the holders of such shares are entitled to a dividend when Endesa reports a consolidated profit and, therefore, they do not have the capacity to decide whether a dividend is paid on these shares, they are classified as a financial liability.

m) Measurement of derivatives

Under Spanish GAAP, if derivatives are deemed to be hedging instruments they are not measured and the result they produce is allocated to income on an accrual basis. Derivatives that are not hedging instruments must be measured and a provision is recorded if the measurement carried out indicates a loss. No accounting entry is recognized if the measurement discloses a gain. IFRS defines more strictly the conditions that have to be met in order for a derivative to qualify for hedge accounting. Also, all derivatives are measured at fair value and are recognized in equity or in profit or loss, depending on the type of derivative involved.

n) Market value of publicly listed shares

Under IASs 32 and 39, investments in publicly listed companies over which a significant influence is exercised must be recognized at their market value. Under Spanish GAAP, such investments are recognized at the lower of cost and market if the percentage of ownership is lower than 3%; if it is 3% or higher, the investments are accounted for using the equity method. Therefore, at the beginning of 2005, when IASs 32 and 39 were applied for the first time, Endesa changed the value of these investments to reflect them at their market value.

o) Derecognition of regulatory assets

Under Spanish GAAP, certain Latin American regulatory assets were recognized as financial assets but did not qualify for recognition as such under IASs 32 and 39. Therefore, these items were adjusted in the first-time application of these IASs.

30.          Differences between IFRS and United States Generally Accepted Accounting Principles

As discussed in Note 2.1, the accompanying financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, in conformity with European Regulation (EC) No. 1606/2002 of the European Parliament and of the Council. For Endesa there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board (“IASB”).

Until 2004 Endesa had prepared its financial statements in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”), Endesa’s Previous GAAP. Spanish GAAP is not comparable to information prepared in accordance with IFRS. A reconciliation of opening equity balance and net income for the first financial year beginning on January 1, 2004 from Spanish GAAP to IFRS is included in Note 29—“Transition from Spanish GAAP to IFRS”.

International Financial Reporting Standards differ in certain significant aspects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). These differences are discussed in the following paragraphs.

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

The following table (“Reconciliation Table”) is a summary of the adjustments to consolidated net income and to  consolidated shareholders’ equity that would have been required if U.S. GAAP had been applied instead of IFRS:

		Net Income			Equity
	Item	For the years ended			For the years ended
	#	December 31,			December 31,
		2004	2005	2006	2005	2006
		Millions of Euros
Amounts per accompanying Financial statements:
Of the Parent Company		1,253	3,182	2,969	11,590	11,291
Of the Minority interest		408	575	829	4,737	4,645
Total		1,661	3,757	3,798	16,327	15,936
Increases (decreases) due to
Minority interest	1	(408)	(575)	(829)	(4,737)	(4,645)
Reconciliation adjust. for inflation of foreign subsidiaries	2	84	93	63	(1,296)	(1,144)
Adjustments to the cost of property and equipment	3	148	125	109	(1,225)	(1,116)
Revenue recognition	4	76	(17)	(57)	134	73
Planned major maintenance activities	5	22	—	—	—	—
Sale and lease back involving real estate	6	14	14	14	(99)	(85)
Accounting for certain investments in equity securities	7	42	(219)	(42)	(154)	—
Goodwill arising under U.S. GAAP - business combinations	8.1	—	—	—	642	642
Goodwill amortization	8.2	—	—	—	622	579
Reversal of goodwill impairment	8.3	57	—	—	57	56
Negative goodwill	8.4	(1)	1	1	(3)	(2)
Termination benefits	9	(131)	(187)	97	590	687
Pension plans - Prior Service Costs of Plan Amendments	10.1	(19)	(19)	(19)	124	—
Pension plans - Actuarial gains and losses	10.2	—	(323)	24	—	—
Derivative instruments and hedging activities	11	26	(2)	(84)	30	35
Treasury stock	12	(16)	—	—	—	—
Translation gains or losses in intercompany’s transactions	13	1	5	—	—	—
Currency translation adjustment	14	—	(32)	—	—	—
Tax effect of the above adjustments	15	33	249	(200)	743	544
Effect of minority interest of the above adjustments		(135)	(146)	41	255	215
Amounts in accordance with U.S. GAAP before cumulative effect of a change in accounting principle		1,454	2,724	2,916	12,010	11,775
Cumulative effect of a change in accounting principle:
Planned major maintenance activities	5	—	43	—	—	—
Tax effect of the above adjustments		—	(14)	—	—	—
Effect of minority interest of the above adjustments
Amounts under U.S. GAAP corresponding to Parent Company		1,454	2,753	2,916	12,010	11,775
Basic and Diluted Earnings per share before cumulative effect of a change in accounting principle		1.4	2.6	2.8
Cumulative effect of a change in accounting principle per share		—	0	—
Basic and Diluted Earnings per share in accordance with U.S. GAAP		1.4	2.6	2.8

The last adjustment in the reconciliation refers to the sum of the minority interest effect of each reconciling adjustment. For the first adjustment see below subnote 1 in this Note.

	Millions of Euros
Statements of changes in shareholder’s equity	2004	2005	2006
U.S. GAAP shareholders’ equity at the beginning of the year	8,736	9,373	12,010
Movements during the year:
Net income for the year	1,454	2,753	2,916
Interim dividend	(288)	(323)	(529)
Supplementary dividend	(464)	(494)	(2,218)
Accumulated other comprehensive income (loss):
Currency Translation Adjustment	52	873	(388)
Derivative instruments, net of tax	(107)	(148)	67
Available-for-sale securities, net of tax effect	(63)	14	17
Application of SFAS 158, net of tax effect	—	—	(74)
Treasury stock	44	—	—
Other	9	(38)	(26)
U.S. GAAP shareholders’ equity at the end of the year	9,373	12,010	11,775

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

2. Adjustments for Inflation of Foreign Subsidiaries

As indicated in Note 29, under IFRS Endesa has made use of the IFRS 1 exception and has maintained the inflation adjustment previously recorded under its previous GAAP as part of the depreciated cost of the property, plant and equipment at January 1 2004 for each respective subsidiary where such adjustment had been made. In accordance with IFRS such exception was not permitted for the goodwill in each respective Foreign Subsidiary with inflation adjustment, therefore such effect was eliminated in the first time adoption of IFRS.

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

As indicated in Note 29, under IFRS Endesa has made use of the exception permitted by applying the IFRS 1 and has maintained the depreciated cost of the property, plant and equipment at 1 January 2004 including asset revaluations.

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

4. Revenue recognition

4.1. Up-front Fee

Under IFRS, in accordance with IAS 18 revenue recognition regarding entrance fees (certain “up front” fees) depends on the nature of the services provided. If the fee includes only the entrance, and all other services or products are paid for separately, or if there is a separate annual subscription, the fee is recognized as revenue if no significant uncertainty as to its collectibility exists.

Under U.S. GAAP Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101 modified by SAB 104, or SEC Staff Accounting Bulletin Topic 13-A.1, Revenue Recognition) guidance is followed.

Under IFRS, such entrance fee collected by Electricity Distribution Activities from new customers is considered to be a standalone transaction and all other services are paid for separately, therefore such fee is recognized up-front as revenue when no significant uncertainty as to its collectibility exists.

Under U.S. GAAP, such entrance fee which is considered to be revenue earned from access and similar charges should be recognized over the estimated life of the customer relationship.

The effect of the deferred and released revenue from prior periods has been recorded as a reconciliation item from IFRS to U.S. GAAP.

4.2. Revenue Recognition in Brazilian Subsidiaries

Some Brazilian subsidiaries which are considered to be regulated enterprises have recorded the revenues and deferred the costs established by the Brazilian Government to compensate the effects of the energy shortage in 2002 and 2001.

As explained in Note 29, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting for the year 2004. Rather it has used for the year 2004 Endesa’s Previous GAAP. During 2004 these revenues and deferred costs were considered in Endesa’s Previous GAAP as financial assets - accounts receivables fully recognized for Spanish GAAP purposes.

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

Under U.S. GAAP, in accordance with EITF Issue 92-7, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs”, under U.S. GAAP an asset should be recorded for the part that will be recovered in the next 24 months. Therefore, as of December 31, 2004, the Group has reversed the part of the asset (under Endesa’s Previous GAAP considered as financial assets - accounts receivables) that would be recovered in a period longer than 24 months. As of December 31, 2005 and 2006, due to the first-time application of IAS 32/39 on January 1, 2005, which removed all the assets recorded under Endesa’s Previous GAAP, the Company has recorded under U.S. GAAP the part that will be recovered in the next 24 months. Under U.S. GAAP for 2006 and 2005, the recorded assets are not financial assets but are intangible assets. Therefore the effect of this adjustment in the reconciliation to U.S. GAAP is an increase in net income of €38 million, a decrease of €7 million and a decrease of €62 million for the years ended December 31, 2004, 2005 and 2006 respectively. And an increase in equity of €234 million and €167 million for the years ended December 31, 2005 and 2006 respectively.

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

As of December 31, 2006, there is no reconciling difference between IFRS and U.S. GAAP.

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

7. Investments in debt and equity securities

7.1. Accounting for certain investments in debt and equity securities

As explained in Note 29, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting for the year 2004. Rather the Group has used for 2004 Endesa’s Previous GAAP, Spanish GAAP. Therefore during the year 2004, prior to the first application of IAS 32/39, the accounting policies for some equity securities, in accordance with Spanish GAAP, Endesa’s Previous GAAP, required the equity method of accounting for investments in listed equity securities where the investor held more than 3% irrespective of whether or not the entity could exercise significant influence. However, during 2004 under IFRS the accounting value of these investments were held at their carrying amounts as of December 31, 2003. Other debt securities were recorded at initial cost plus interest.

As indicated in Note 29 Endesa has applied IAS 32/39 as of January 1, 2005. In accordance with IFRS accounting guidance, financial assets in debt and equity securities should be recorded depending on their initial classification. Endesa’s investments in debt and equity securities basically were considered as available for sale at fair value with changes in equity.

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

Therefore the Group included a reconciliation item for the period ended December 31, 2004 in order to adjust all investments in debt and listed equity securities from cost and equity method, as required according to Endesa’s Previous GAAP, to fair value with changes in equity as required under U.S. GAAP.

Since Endesa has applied IAS 32/39 which is similar to the principles under U.S. GAAP for these types of investment, no item has been included in the reconciling table.

The following supplementary information presents for 2006 the aggregate amount of unrealized gains and losses under U.S. GAAP; the aggregate relate to the fair value of Endesa’s investments and the unrealized gains or losses segregated by those that have been in a continuous unrealized gain or loss position for less than 12 months and those that have been in a continuous unrealized gain or loss position for 12 months or longer.

	Millions of Euros
Equity Security	Original Cost	Fair Value	Unrealized Gains less than 12 months	Unrealized Gains previous years	Total Gross Unrealized Gains
Red Eléctrica de España	20	132	26	86	112

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

Since the Company sold a significant part of its equity investment during 2005 (27.7% in Auna) as explained in Note 9 a major proportional part of the U.S. GAAP goodwill for the respective disposal was recorded in earnings in Endesa’s reconciliation between IFRS to U.S. GAAP.

Following this sale the Group had an ownership interest of 5.01% in Auna which was transferred to “Non-Current Financial Assets” in the accompanying consolidated balance sheet, where is was classified at 31 December 2005.

During 2006, the Company has sold the 5.01% in Auna it still held, as explained in Note 10 the remaining amount of the U.S. GAAP goodwill for the respective disposal was recorded in earnings in Endesa’s reconciliation between IFRS to U.S. GAAP.

7.2. Accounting for certain investments in equity securities—Unlisted Equity Investments

During 2005, Endesa disposed of a significant part of its equity investment in Auna, an unlisted equity investment. The remaining participation was classified under IAS 32/39 as available-for-sale. IFRS requires investments in unlisted equity investments for which a fair value can be reasonably estimated to be recorded at fair value with changes in fair value recorded in reserves within shareholders’ equity.

U.S. GAAP requires that unlisted equity securities to be recognized at cost with any impairment loss recognized in earnings.

In 2005, the Group has included this effect in Endesa’s reconciliation in order to adjust from IFRS to U.S. GAAP.

During 2006 the Company disposed of the remainder of its equity investment in Auna, Endesa has eliminated the related reconciling difference between IFRS and U.S. GAAP that existed at December 31, 2005.

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

As permitted by IFRS 1 for the first adoption of IFRS the Company has applied an exception of not recalculating all the effects of business combinations prior to January 1, 2004, therefore Goodwill for business combinations prior to January 1, 2004, is measured as recorded under Endesa’s Previous GAAP. Since January 1, 2004 goodwill has not been amortized, any business combination was recorded in accordance with IFRS 3, at the end of each reporting period goodwill has been reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment has been written down, according to IFRS.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets is recorded as goodwill. Under U.S. GAAP, when equity securities (including any warrants, rights or options) are issued as consideration in business combinations, their fair value should be considered in order to determine the purchase price (except those requiring additional service to vest, which did not apply to Endesa). Under U.S. GAAP, acquisitions are recorded in accordance with the purchase accounting method. By this method, under U.S. GAAP the excess of the cost over the fair value of acquired assets and liabilities should be recognized as goodwill.

On July 16, 1999, Sevillana de Electricidad, S.A., Fuerzas Eléctricas de Cataluña, S.A. (FECSA), Empresa Hidroeléctrica del Ribagorzana, S.A. (ENHER), Eléctricas Reunidas de Zaragoza, S.A. (ERZ), Gas y Electricidad, S.A. (GESA), Unión Eléctrica de Canarias, S.A. (UNELCO), Electra de Viesgo, S.A. (VIESGO) and Saltos del Nansa, S.A. (NANSA) were merged into Endesa, S.A. (absorbing company). Under the merger, which was effective for accounting purposes from January 1, 1999, the absorbing company acquired the absorbed companies’ assets and liabilities net of successive transactions by universal succession. The merger took place through the exchange of the shares held by the merged companies’ minority stockholders for newly issued shares of Endesa, S.A. Under U.S. GAAP such acquisition of the shares from the minority stockholders is accounted for under the purchase method. Accordingly, the cost of the acquired company is measured by the fair value of the equity securities issued and goodwill is recognized for the difference between the purchase price and the fair value of the net assets acquired. Under Endesa’s Previous GAAP, such acquisition was recorded using the “pooling” method. Furthermore, under U.S. GAAP the purchase of the shares from the minority stockholders is recorded on the consummation date of the transaction (July 16, 1999) rather than the accounting effective date. Accordingly, minority interest in the results of operations recorded for the period from January 1, 1999 to July 16, 1999 has been adjusted in U.S. GAAP for the purposes of the purchase price allocation.

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

Since under IFRS goodwill is tested at a lower level of financial information (cash-generating units) than the U.S. GAAP reporting unit, the impairment recorded in 2004 under IFRS was not considered an impairment to a reporting unit under U.S. GAAP; therefore it has been reversed in the reconciliation note from IFRS to U.S. GAAP.

On December 31, 2006, 2005 and 2004, as a result of the test performed, Endesa Group determined that no impairment under U.S. GAAP was required for the goodwill.

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

Under U.S. GAAP, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (so-called

“negative” goodwill). That excess should be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired non-current assets except (a) financial assets, other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, and (d) prepaid assets relating to pension or other postretirement benefit plans. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed, unless the combination involves contingent consideration that would be recognized as an additional element of cost of the acquired entity. In this case, a potentially lesser amount is recognized as the extraordinary gain.

All the negative goodwill recorded under Spanish GAAP, Endesa’s previous GAAP, has been reversed upon the first adoption of IFRS.

Therefore the Group has included a reconciling item in order to reconcile the effects of the first application to IFRS to U.S. GAAP as indicated above.

8.5. Goodwill Disclosure

Both U.S. GAAP and IFRS goodwill related to subsidiaries are disclosed separately as an intangible asset while goodwill on equity method investments is included in the carrying amount of the investments.

On December 31, 2006 and 2005, the carrying amounts of goodwill under U.S. GAAP for each of Endesa’s business segment and reporting units are as follows:

	Domestic	Latin America
	electricity	electricity activity
Millions of Euros	activity	Chile	Brazil	Others	Italy	France	Portugal	Total
Changes in the amounts of Goodwill - U.S. GAAP
Balance as of January 01, 2005	642	2,206	333	25	1,494	211	—	4,911
Additions	—	3	—	—	—	—	145	148
Retirements	—	—	—	—	—	—	—	—
Translation differences	—	623	64	7	—	—	—	694
Others	—	—	—	—	—	(5)	—	(5)
Balance as of December 31, 2005	642	2,832	397	32	1,494	206	145	5,748

	Domestic	Latin America
	electricity	electricity activity
Millions of Euros	activity	Chile	Brazil	Others	Italy	France	Portugal	Total
Changes in the amounts of Goodwill - U.S. GAAP
Balance as of January 01, 2006	642	2,832	397	32	1,494	206	145	5,748
Additions	—	—	—	12	72	23	—	107
Retirements	—	—	—	—	—	—	—	—
Translation differences	—	(426)	(7)	—	—	—	—	(433)
Others	—	—	—	(2)	(11)	—	(94)	(107)
Balance as of December 31, 2006	642	2,406	390	42	1,555	229	51	5,315

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

10.1. Prior Service Costs of Plan Amendments

Some of the costs in relation to past services costs have been recognized in accordance with Endesa’s Previous GAAP, as deferred costs. Upon the transition to IFRS as indicated in Note 29-c and required by IFRS 1, these deferred costs have been totally eliminated.

Until 2006, under U.S. GAAP, those plan amendments that relate to prior service cost are recognized during the future service periods of those active employees at the date of the amendment who are expected to receive benefits under the plan.

Starting in 2006, U.S. GAAP, in accordance with SFAS 158, requires the recognition as a component of other comprehensive income (in shareholders’ equity), net of tax, the prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions.

Those amounts recognized in accumulated other comprehensive income, including prior service costs or credits, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. Due to this accounting treatment Endesa does not have a shareholder’s equity difference between IFRS and U.S. GAAP, only a difference in Net Income, as indicated above.

However, for 2006, as the year of first adoption of the statement, prior service costs that have not yet been included in net periodic benefit cost as of the end of the fiscal year in which the Statement is initially applied are recognized as components of the ending balance of accumulated other comprehensive income, net of tax. Any required adjustment shall be reported as an adjustment of the ending balance of accumulated other comprehensive income.

10.2. Actuarial gain and losses

Under IFRS as indicated in Note 3-l - Provisions for pensions and similar obligations, the amount of the net actuarial liabilities accrued at year-end is recorded under Long-Term Provisions on the liability side of the accompanying consolidated balance sheet and all actuarial losses and gains arising in the measurement of these liabilities and those arising from changes in the fair value of the plan assets are recognized directly under the heading “Equity—Retained Earnings”.

Until 2006, under U.S. GAAP, the actuarial gain or losses must be amortized over the average remaining service period of active employees expected to receive benefits under the plan or in a faster period.

Starting in 2006, U.S. GAAP, similar to prior service costs further explained above, also in accordance with SFAS 158, requires the recognition, as a component of other comprehensive income (in shareholders’ equity), net of tax, of actuarial gains or losses that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FASB Statement No. 87, Employers’ Accounting for Pensions, or No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Such actuarial gains and losses recorded in other comprehensive income are then taken into the income statement in future periods. However, consistent with Endesa’s previous periods, the accounting treatment followed by Endesa under U.S. GAAP is to record in earnings all effects of actuarial gain or losses. Therefore, no amounts are recorded in other comprehensive income that would be taken into the income statement in future periods. Due to this accounting treatment, Endesa does not have a shareholder’s equity difference between IFRS and U.S. GAAP.

10.3. Pension plans disclosures

The following data present some supplementary information regarding Endesa’s pension plans in Spain and in Latin America.

The assumptions used in calculating the actuarial liability in respect of uninsured defined benefit obligations, the actuarial liabilities for the defined benefit obligations at 31 December 2005 and 2006 and on the changes therein in the two years, the movements in the market value of plan assets in 2005 and 2006 and defined benefit pension plan assets allocations by assets category at December 31, 2005 and 2006, are as indicated in Note 15-a.

As of December 31, 2006, the following benefits payments are expected to be paid (millions of euros):

Year	Pension Benefit
2007	78
2008	80
2009	84
2010	85
2011	85
Thereafter	891

The following presents the impact of applying the provisions of SFAS 158 on the Endesa’s balance sheet as of December 31, 2006:

	At December 31, 2006
	Millions of Euros
Under U.S. GAAP Assets (Liabilities)	Before SFAS 158	Adjustment SFAS 158	After SFAS 158
Provisions for pensions and similar obligations	(703)	(105)	(808)
Deferred Taxes	3,177	31	3,208
Accumulated Other Comprehensive Income, net of tax(*)	1,306	74	1,380
Total shareholders’ equity	(11,849)	74	(11,775)

(*)          See 17.1 in this Note

11. Derivative instruments and hedging activities

11.1. Derivatives and Hedging prior to January 1, 2005

As explained in Note 29, during 2004, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting; rather it has applied Endesa’s Previous GAAP, the Spanish GAAP. During 2004, in accordance with Endesa’s Previous GAAP derivatives were recorded at lower of cost or market value and embedded derivatives were not required to be bifurcated. Under Endesa’s Previous GAAP hedging strategy did not have to meet minimum documentation requirements and those derivatives designated in a economic hedging strategy were not recorded at fair value, rather they modified the respective hedged item accrual basis in order to take into consideration the characteristics of the hedging strategy achieved by the respective derivative.

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

11.2. Derivatives and Hedging after to January 1, 2005

As indicated in Note 29 Endesa has applied IAS 32/39 as of January 1, 2005. In accordance with the IFRS accounting guidance, all derivatives, including certain derivative instruments embedded in other contracts (embedded derivatives), and used for hedging activities must be recorded at fair value. According to IFRS hedging activities must be properly documented and proved to be efficient.

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

12. Treasury Stock

As explained in Note 29, during 2004, the Group did not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting; rather the Company used Endesa’s Previous GAAP, the Spanish GAAP. During 2004, in accordance with Spanish GAAP since there are no plans to retire the treasury stock of the Controlling Company (Endesa, S.A.), these shares were recorded during 2004 at the lower of cost or underlying book value in the accompanying consolidated balance sheet, and a restricted reserve was recorded in this connection. If the cost of the shares of treasury stock is higher than their market value, the provision required to cover this difference is charged to the “Non operating Income” caption in the consolidated statement of income. The remainder of the provisions recorded for the difference between the underlying book value and the lower of the cost or market value of the shares is charged to unrestricted reserves. Gains and losses on subsequent sales of treasury stock were recorded in net income.

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

Therefore the Group included a reconciling item for the year ended December 31, 2004 in order to adjust the accounting treatment followed during such year to U.S. GAAP. In 2005 and 2006, due to the application of IAS 32/39 no difference in treatment between both accounting principles arose as a reconciling item between net income or shareholder’s equity.

13. Translation gains or losses in intercompany transactions

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

However, when converting from Endesa’s Previous GAAP, to IFRS the group applied the exception provided for in IFRS, and the translation differences arising on or after January 1, 2004, were transferred to reserves.

In 2005 Smartcom was sold and, accordingly, the reconciliation of IFRS to U.S. GAAP includes an adjustment for accumulated translation adjustment under U.S. GAAP in this regard for €32 million.

In 2006, the Company has not sold any investment in a foreign company; accordingly, the reconciliation of IFRS to U.S. GAAP does not include adjustments for accumulated translation adjustment under U.S. GAAP in this regard.

15. Tax effect of the above adjustments

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

Under U.S. GAAP an enterprise shall recognize all deferred tax liability or assets for all temporary differences, operating loss and tax credit carryforwards, independently if at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss), except for any temporary differences that arise from initial recognition of goodwill. Any recognized deferred tax assets should be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In addition, U.S. GAAP requires classification of deferred tax liabilities and assets as current or non-current based on the classification for financial reporting of the related non-tax asset or liability.

As a result of the tax reforms enacted in Spain in 2006, including the modifications of the standard income tax rate, which was set to 32.5% for 2007 and to 30% for 2008 and subsequent years (from 35% in 2006 and prior years), the Company have adjusted their deferred tax assets and liabilities on the basis of tax rates expected to apply when they are recovered or settled (See Note 3-ñ). Also in Colombia the tax rate has been reduced in 2006 from 35% to 34% for 2007 and to 33% for 2008 and subsequent years.

Under IFRS, the impact of the change in tax rates on the deferred tax assets and liabilities is recognized in the consolidated income statement, unless it was related with items previously charged or credited to equity accounts, in which case it is recognized directly in the related equity accounts in the consolidated balance sheet.

Under U.S. GAAP, as required by SFAS 109, the effects of these changes in Spanish and Colombian tax laws are fully recognized in the consolidated income statement in 2006.

The Spanish and Colombian tax reforms caused an additional impact on the tax effect as result of the effect of theses modifications on the deferred tax assets in the adjustments to reconcile to U.S. GAAP.

Additionally, these adjustments include the income tax effects of U.S. GAAP adjustments recorded in Endesa’s reconciliations to U.S. GAAP in 2006, 2005 and 2004, when applicable.

Except for the effect of the Exchange in Spanish tax law as explained, the income tax effects of U.S. GAAP adjustments recorded in Endesa’s reconciliations to U.S. GAAP, when applicable, and the balance sheet classification difference as disclosed below, the Group has not identified any significant difference from the application of IFRS and U.S. GAAP for tax matters.

15.1. Balance Sheet

Deferred tax assets and liabilities as of December 31, 2005 and 2006 under U.S. GAAP are as follows:

	Millions of Euros
	Deferred Taxes
	2005		2006
	Assets	Liabilities	Assets	Liabilities
Balance under IFRS (Note 20)
Deferred tax	3,460	1,852	2,664	1,651
	3,460	1,852	2,664	1,651
Total adjustments under U.S. GAAP	743	—	544	—
Deferred tax under U.S. GAAP	4,203	1,852	3,208	1,651

16. Classification differences between IFRS and U.S. GAAP

16.1. CO2 emission allowances

Under IFRS as indicated in Note 3-d the Group is recording CO2 Emission allowances received as an intangible asset and deferred income by their fair value at the date they are granted by each respective Government. Such intangible assets are not subsequently revalued and are excluded when delivered to each respective Government.

As indicated in Note 3-l, under IFRS Endesa records a provision against earnings considering the same cost of the respective intangible asset for those amounts that the Group has been granted. In this respect the Company recorded in earnings a part of Endesa’s deferred income for the same amount of emission rights used.

In addition, any shortfall of emissions allowance after consideration of amounts granted is recorded as a provision at fair value against earning for the amount considered necessary to buy such allowances. Such provision is reviewed and recorded in every period at its fair value with any change recorded in earnings.

Under U.S. GAAP the Group has eliminated from Endesa’s balance sheet all intangible asset, deferred income, provision for emissions granted and all respective income and expenses from Endesa’s income statement since the Company is not recording any accounting effect for emissions granted or used under the granted amount. In addition in U.S. GAAP the Group has maintained the provision at fair value through earnings for those rights that Endesa will need to buy.

In this respect the Group has eliminated the following amounts which do not have any impact in Endesa’s IFRS or U.S. GAAP net income or shareholder’s equity:

	2005	2006
Intangible Assets	(374)	(334)
Provisions	370	336
Operating Income	370	336
Operating Expenses	(370)	(336)
Deferred Income	4	(2)

16.2. Nuclear Fuel

As disclosed in Note 3-i, under IFRS, the Company has classified Nuclear Fuel in Inventory that under U.S. GAAP constitutes a depreciable asset. Consequently, under U.S. GAAP, €253 million and €204 million should be reclassified from inventory to long-term asset as of December 31, 2005 and 2006, respectively. The related U.S. GAAP depreciation expense of €88 million, €81 million and €87 million for the years ended December 31, 2004, 2005 and 2006, respectively, is reclassified but remains unchanged.

16.3. Deconsolidation of Endesa Capital Finance, LLC

As explained in Note 29 during 2004, the Group has not adopted IAS 32/39 for Endesa’s financial instruments and hedging accounting rather the Company uses Endesa’s Previous GAAP, Spanish GAAP.

In March 2003, Endesa Group created a variable interest entity (“VIE”), Endesa Capital Finance, LLC (“Endesa Capital Finance”) to issue €1,500 million of preference shares. The Financial Accounting Standards Board (“FASB”) released Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46R”), which requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46R is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. According to this Interpretation, Endesa Capital Finance is a VIE and Endesa Group is not the primary beneficiary. Accordingly, under U.S. GAAP, Endesa Group should not consolidate Endesa Capital Finance, LLC. Consequently, the loan payable to Endesa Capital Finance remains outstanding on the U.S. GAAP consolidated financial statements.

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

In 2005 Endesa applied IAS 32/39 as January 1, 2005. As commented in Note 29 upon adoption of IAS 32 the preferred shares issued by Endesa Capital Finance no longer qualify as equity instruments under IFRS but are presented as a financial liability. Therefore, in 2006 and 2005 a reclassification between equity and liability as the one described above is not applicable.

17.1. Comprehensive Income

Total Comprehensive income under U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 was €1,336 million, €3,492 million and €2,612 million, respectively. The following is a Statement of Comprehensive Income for the years ended December 31, 2004, 2005 and 2006:

	Millions of Euros
	2004	2005	2006
Net Income according to U.S. GAAP	1,454	2,753	2,916
Currency Translation Adjustment	52	905	(388)
Translation differences related to disposals	—	(32)	—
Available-for-sale securities, net of tax effect	(63)	14	17
Derivative instruments:	—	—	—
Deferred revenues on SFAS No. 133 hedge net of tax	(107)	(148)	67
Comprehensive (loss)/Income	1,336	3,492	2,612

The table below shows changes in Accumulated Other Comprehensive Income:

	Accumulated Other Comprehensive Income (Loss) Net of Tax
Millions of Euros	Unrealized Gains (Losses) on Securities	Foreign Currency	Plan Amendments	Derivatives	Total
Balance at December 31, 2003	94	(1,723)	—	6	(1,623)
Unrealized gains (losses) on securities for the period	32	—	—	—	32
Reclassification to net income for gains (losses) realized from other then temporary impairments of securities	(95)	—	—	—	(95)
Foreign currency period change, net of disposals	—	52	—	—	52
Derivatives period change, net of reclassifications to net income	—	—	—	(107)	(107)
Balance at December 31, 2004	31	(1,671)	—	(101)	(1,741)
Unrealized gains (losses) on securities for the period	14	—	—	—	14
Reclassification to net income for gains (losses) realized from other then temporary impairments of securities	—	(32)	—	—	(32)
Foreign currency period change, net of disposals	—	905	—	—	905
Derivatives period change, net of reclassifications to net income	—	—	—	(148)	(148)
Balance at December 31, 2005	45	(798)	—	(249)	(1,002)
Unrealized gains (losses) on securities for the period	17	—	—	—	17
Reclassification to net income for gains (losses) realized from other then temporary impairments of securities	—	—	—	—	—
Application of SFAS 158			(74)		(74)
Foreign currency period change, net of disposals	—	(388)	—	—	(388)
Derivatives period change, net of reclassifications to net income	—	—	—	67	67
Balance at December 31, 2006	62	(1,186)	(74)	(182)	(1,380)

17.2. Restricted Net Assets

Some of Endesa’s subsidiaries are subject to debt agreements that limit the cash dividends and loans that may be distributed to us. At December 31, 2006, Endesa’s total restricted net assets for Endesa’s consolidated subsidiaries and Endesa’s participation in undistributed earnings of Endesa’s equity investees were €1,813 million and €15.5 million, respectively.

17.3. Information about Property Associations

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

Additionally, as requested by SAB Topic 10-C, the amounts integrated in Endesa’s financial statements are disclosed below:

	Amounts integrated in Endesa’s assets
Million of Euros	Utility plant in use	Accumulated depreciation	Plant under construction	Endesa’s share
CN Ascó I	2,395	(1,619)	36	100%
CN Ascó II	2,154	(1,367)	17	85%
CN Vandellos II	2,456	(1,472)	33	72%
CN Almaraz I	581	(403)	9	36%
CN Almaraz II	576	(379)	9	36%
CC Anllares	147	(127)	0	33%
TOTAL	8,309	(5,367)	104

17.4. Cash flow statement

Endesa compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

18. New accounting standards

Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140

In February 2006 the FASB issued Statement of Financial Accounting Standards No. 155 Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140 that amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

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

Accounting for Servicing of Financial Assets

In March 2006 the FASB issued Statement No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation (FIN 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. This interpretation prescribes a recognition threshold and measurement attribute for the financia1 statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of the adoption FIN 48.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financia1 Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

Employers’ Accounting for Defined Pension and Other Postretirement Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132 (R)”. This Statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statement 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year en 2006 and the Company adopted the statement at that time, as explained in subnote 10 of this note.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

Considering the Effects of Prior Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.

Gross versus Net Presentation of Taxes Collected from Customers

In June 2006, the Emerging Issues Task Force, or EITTF, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies”, if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.